Form 20-F
period 2020-12-31
TIM S.A.
filed 2021-04-30
CIK 1826168

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its charter)

TIM, Inc.
(Translation of Registrant’s name into English)

THE FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of incorporation or organization)

João Cabral de Melo Neto Avenue, 850 – South Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive offices)

Adrian Calaza
Chief Financial Officer and Investor Relations Officer
TIM S.A.
João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
Tel: 55 21 4109-4167
ri@timbrasil.com.br
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without par value*	New York Stock Exchange
American Depositary Shares, as evidenced by American Depositary Receipts, each representing five Common Shares	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Class	Number of Shares Outstanding
Common Shares, without par value	2,420,804,398

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-accelerated Filer ☐ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP

☒ International Financial Reporting Standards as issued by the International Accounting Standards Board

☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

i

Presentation of Information

In this annual report, TIM S.A. (formerly known as Intelig Telecomunicações Ltda., or “Intelig”), a publicly held company (sociedade anônima) organized under the laws of the Federative Republic of Brazil, is referred to as “TIM” or the “Company”. References to “we,” “us” and “our” are to TIM together with, where the context so requires and as explained more fully below, TIM Participações S.A. (“TIM Participações”), our prior parent holding company, which was merged into the company in September 2020, TIM Celular S.A. (“TIM Celular”), which was merged into the Company in October 2018, TIM Sul S.A. (“TIM Sul”) and TIM Nordeste Telecomunicações S.A. (“TIM Nordeste”), both of which merged into the Company in May 2005. Collectively, these transactions are referred to herein as the Reorganization.

References in this annual report to the “common shares” are to the common shares of TIM. References to the “American Depositary Shares” or “ADSs” are to TIM’s American Depositary Shares, each representing five common shares. The ADSs are evidenced by “American Depositary Receipts,” or “ADRs,” which are listed on the New York Stock Exchange, or the NYSE, under the symbol “TIMB.”

Market Share Data

We calculate market share information based on information provided by Brazil’s National Telecommunications Agency (Agência Nacional de Telecomunicações), or Anatel. We calculate penetration data based on information provided by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE.

Presentation of Financial Information

We maintain our books and records in reais. The consolidated financial statements included in this annual report were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As a complement to the IFRS principles, the Company also applies accounting practices established under Brazilian corporate law and rules issued by the Securities and Exchange Commission of Brazil (Comissão de Valores Mobiliários), or CVM, for the Brazilian Stock Market Exchange and Anatel to comply with the regulatory requirements. The selected financial information for the Company included in “Item 3. Key Information—A. Selected Financial Data” should be read in conjunction with, and is qualified in its entirety by, the IFRS financial statements of the Company and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this annual report.

The Merger, as defined below, was accounted using the predecessor method of accounting, through which the historical operations of TIM Participações are deemed to be those of the Company. See “Item 4. Information on the Company—A. History and Development of the Company—Historical Background.” Accordingly, the consolidated financial statements included in this report reflect:

·	the historical operating results and financial position of TIM Participações prior to the Merger;
·	the consolidated results of the Company and TIM Participações following the Merger.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying our accounting policies. Those areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3 to our consolidated financial statements.

All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3. Key Information—A. Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the commercial selling exchange rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or Central Bank, at December 31, 2020 of R$5.19 to U.S.$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other

ii

exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian currency.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

The “Technical Glossary” at the end of this annual report provides definitions of certain technical terms used in this annual report and in the documents incorporated in this annual report by reference.

Forward-Looking Information

This annual report contains statements in relation to our plans, forecasts, expectations regarding future events, strategies and projections, which are forward-looking statements and involve risks and uncertainties and are therefore, not guarantees of future results. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after we file this annual report because of new information, future events and other factors. We and our representatives may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of our management, are forward-looking statements. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “plan,” “predict,” “project” and “target” and similar words are intended to identify forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. These statements appear in a number of places in this annual report, principally in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” and include, but are not limited to, statements regarding our intent, belief or current expectations with respect to:

·	the 2019 novel coronavirus, or COVID-19, pandemic and other actual or threatened epidemics, pandemics, outbreaks, or other public health crises, could have an adverse impact on our business;
·	general economic, political, social and business conditions in Brazil, including the impact of the current international economic environment and the macroeconomic conditions in Brazil, and the policies of the administration of Brazil which took office on January 1, 2019;
·	Brazilian telecommunications industry conditions, size and trends;
·	characteristics of competing networks’ products and services;
·	estimated demand forecasts;
·	the size of our subscriber base, particularly any increase in our postpaid subscribers;
·	development of additional sources of revenue;
·	strategy for marketing and operational expansion;
·	achieving and maintaining customer satisfaction;
·	development of higher profit margin activities, attaining higher margins, and controlling customer acquisition and other costs; and
·	capital expenditures forecasts, funding needs and financing resources.

Because forward-looking statements are subject to risks and uncertainties, our actual results and performance could differ significantly from those anticipated in such statements and the anticipated events or circumstances might not occur. The risks and uncertainties include, but are not limited to:

iii

·	our ability to successfully implement our business strategy;
·	increasing competition from other providers and services in the telecommunications industry, particularly global and local Over The Top, or OTT, competitors providing communication services like Voice over Internet Protocol, or VoIP, calls and messages;
·	the trend towards consolidation in the Brazilian telecommunications market;
·	our ability to respond to new telecommunications technologies that are received favorably by the market, and to provide Value-Added Services, which are services and applications that provide additional functionality to the basic transmission services offered by a telecommunications network, to encourage the use of our network;
·	our ability to efficiently operate our systems and controls that are subject to failure or to cyber-security risks;
·	our ability to expand our services while maintaining the quality of the services provided and a positive customer experience;
·	our ability to operate efficiently and to refinance our debt as it comes due, particularly in consideration of political and economic conditions in Brazil and uncertainties in credit and capital markets, such as in the context of the ongoing COVID-19 pandemic;
·	performance of third party service providers and key suppliers on which we depend, as well as credit risk with respect to our customers;
·	government policy and changes in the regulatory environment or in the legal framework in Brazil, particularly as an economic group classified as having significant market power in some markets subject to increased regulation;
·	our dependence on authorizations granted and renewed by the Brazilian government;
·	the effect of economic and political conditions, such as inflation and exchange rate fluctuations; and
·	other factors identified or discussed under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

iv

Part I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.       Selected Financial Data

The selected financial data presented below should be read in conjunction with our consolidated financial statements, including the notes thereto. Our consolidated financial statements included herein, the consolidated balance sheets as of December 31, 2020, and the results of operations and cash flows for the year ended December 31, 2020 have been audited by Ernst & Young Auditores Independentes S.S. The report of Ernst & Young Auditores Independentes S.S. on such consolidated financial statements appear elsewhere in this annual report.

Our consolidated financial statements included herein and the selected consolidated financial data as of and for the year ended December 31, 2020 and 2019 derive from the respective year-end financial statements audited by Ernst & Young Auditores and for the year ended December 31, 2018, derive from the year-end financial statements audited by PricewaterhouseCoopers Auditores Independentes.

The following table presents a summary of our historical consolidated financial and operating data for each of the periods indicated. Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2020 have been translated into U.S. dollars at the commercial market rate in effect on December 31, 2020 (as reported by the Central Bank of R$5.19 to U.S.$1.00). See “—Exchange Rates” for information regarding exchange rates for the Brazilian real. You should read the following information together with our consolidated financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

	As of and for the Year Ended December 31,
	2020 U.S.$	2020 R$	2019 R$(2)	2018 R$(1)
	(in thousands, unless otherwise indicated)
Income Statement Data:
Revenue	3,327,131	17,267,812	17,377,194	16,981,329
Cost of services provided and goods sold	(1,540,774)	(7,996,615)	(7,433,731)	(7,701,418)
Gross income	1,786,358	9,271,197	9,943,463	9,279,911
Operating income (expenses)
Selling expenses	(856,075)	(4,443,027)	(4,986,289)	(4,970,780)
General and administrative expenses	(322,407)	(1,673,290)	(1,717,859)	(1,608,319)
Other income (expenses), net	(68)	(351,854)	1,275,542	(283,289)
Operating income	540,082	2,803,026	4,514,857	2,417,523
Financial income (expenses)	(156)	(810,622)	21,210	(537,333)
Income before income and social contribution taxes	383,893	1,992,404	4,536,067	1,880,190
Income and social contribution taxes	(32)	(164,150)	(913,940)	664,911
Net income for the year	352,265	1,828,254	3,622,127	2,545,101
Basic earnings per share	0.02	0.08	1.50	1.05
Diluted earnings per share	0.02	0.08	1.50	1.05
Number of shares outstanding:
Common shares (in millions)	22,026	22,026	2,421	2,421
Dividends per share	0.07	0.38	0.35	0.30
Balance Sheet Data:
Property, plant, equipment and intangibles assets	5,226,931	27,127,773	27,280,490	21,885,626
Total assets	8,025,899	41,654,417	40,348,924	31,957,889
Leases, Loans and Financing	2,066,256	10,723,867	9,809,958	3,603,091
Shareholders’ equity	4,466,810	23,182,745	22,431,818	19,794,837
Capital stock	2,596,896	13,477,891	9,866,298	9,866,298
Cash Flow Data:
Operating Activities:
Net cash from operations	1,671,266	8,673,871	7,064,726	6,129,387
Investing Activities:
Net cash from investment activities	(1,019,914)	(5,293,356)	(3,712,642)	(3,830,420)
Financing Activities:
Net cash from financing activities	(595,236)	(3,089,273)	(2,142,804)	(4,184,155)
Increase (decrease) in cash and cash equivalents, net	56	291,242	1,209,280	(1,885,188)
Cash and cash equivalents at the beginning of the year	440,086	2,284,048	1,075,530	2,960,718
Cash and cash equivalents at end of the year	496,202	2,575,290	2,284,810	1,075,530

(1)	Includes the impact of the adoption of IFRS 9 and IFRS 15, as explained in Note 2(f) of our consolidated financial statements presented with our annual report on Form 20-F issued on April 10, 2019
(2)	Includes the impact of the adoption of IFRS 16, as explained in Note 2(f) of our consolidated financial statements presented with our annual report on Form 20-F issued on May 1, 2020 and Note 2(f) of our consolidated financial statements presented herewith.

Brazilian Economic Environment

Our business, prospects, financial condition and results of operations are dependent on general economic conditions in Brazil. The table below sets forth data regarding gross domestic product, or GDP, inflation, interest rates and real/U.S. dollar exchange rates in the periods indicated:

	2020	2019	2018
GDP growth (contraction) (%)(1)	(4.1)	1.1	1.3
Inflation (deflation) – IGP-M (%)(2)	23.14	7.30	7.34
Inflation (deflation) – IPCA (%)(3)	4.52	4.31	3.75
SELIC (%)(4)	2.00	4.50	6.50
DI Rate (%)(5)	1.90	4.40	6.40
TJLP (%) (6)	4.55	5.57	6.98
Appreciation (devaluation) of the real against the U.S. dollar (%)	(29.34)	(4.02)	(18.50)
Exchange rate (closing) – R$ per U.S.$1.00	5.1967	4.0307	3.8748
Average exchange rate – R$ per U.S.$1.00(7)	5.1612	3.9453	3.6558

(1)       Brazilian GDP was calculated using the new procedures adopted by the IBGE.

(2)       The General Market Price Index (Índice Geral de Preços do Mercado), or IGP-M, as measured by Fundação Getulio Vargas, or FGV, represents data accumulated over the 12 months in each year ended December 31.

(3)       The National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, as measured by IBGE, represents data accumulated over the 12 months in each year ended December 31.

(4)       This is the average adjusted rate of daily financing determined in the Special Settlement and Custody System (Sistema Especial de Liquidação e Custódia), or SELIC, for Brazilian federal securities (end of period).

(5)       The DI rate is the end of period interbank deposit rate in Brazil.

(6)       The long-term interest rate (Taxa de Juros de Longo Prazo), or TJLP, represents the interest rate applied by the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, in long-term financings (end of the period).

(7)       Average exchange rate of each year.

Sources: BNDES, Central Bank, Bloomberg, FGV and IBGE.

In contrast with 2019, which was marked by the improvement of the Brazilian economy and continued recovery of GDP, 2020 was defined by the COVID-19 pandemic and its consequent societal and economic impacts, which contributed to a decline in GDP of 4.1%, related to government lock-down and social distancing measures during the year that resulted in general declines in business levels and trade. The trade balance closed the year with a surplus of U.S.$50.9 billion, representing a growth of 8.3% compared to 2019. Of note was the -10.4% decrease in imports that mostly offset the -6.9% decrease in exports. Inflation, measured by the IPCA, achieved 4.52%, its highest annual rate since 2016, exceeding the midpoint of the target set by Central Bank, which was 4.00% for the year. The performance is explained by the impacts of the growth of foods and beverages prices, driven by the strong demand for these products, the rise of dollar and the prices of commodities in the international market. The SELIC, or basic interest rate, was further reduced in 2020 and closed the year at a historical low of 2.0%, a continued reduction of 2.5 percentage points compared to the SELIC rate of 4.5% at the end of 2019. This movement is explained by stimulus measures being undertaken to prompt an economic recovery following lock-down measures implemented by the government in response to the COVID-19 pandemic and a temporary high inflation impact expectation. The Brazilian government and Central Bank have taken and will likely continue to take actions to change or adjust economic policies as a reaction to turmoil in the financial markets and increased volatility caused by the COVID-19 outbreak.

Despite the overall positive economic impact of the approval of the public pension reform, instability continued to characterize Brazil’s political environment, leading to uncertainties regarding the approval of other necessary reforms such as fiscal and political reforms. We cannot predict the effects of further political developments on the

Brazilian economy, including the policies that President Jair Bolsonaro and his economic team submit for congressional analysis, which may be approved or not and might affect our business and the Brazilian economy.

In Europe, levels of economic activity entered a slower growth trajectory, as political tensions within the Eurozone and the effects of the United Kingdom formally leaving the European Union on January 31, 2020, or Brexit, continue. The United Kingdom is expected to continue to follow certain European Union rules during the transition period; however, the ongoing process of negotiations between the United Kingdom and the European Union will determine the future terms of the United Kingdom’s relationship with the European Union, including access to European Union markets, either during a transitional period or more permanently (see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—We may be impacted by volatility in the global financial markets”). In the United States, it is unclear the degree to which current political divisions in the country will continue into the next four-year presidential term, as well as the policies that will be adopted by a new presidential administration and the effects of any such policies, if implemented.

Exchange Rates

In respect of foreign exchange, the Brazilian real depreciated 28% compared to the U.S. dollar in 2020. During the year, the exchange rate showed a depreciation of the real since December 31, 2019 due primarily to the impact of the COVID-19 pandemic on the Brazilian economy and the uncertainties related to the Brazilian fiscal policy. There can be no assurance that the real will not appreciate or further depreciate against the U.S. dollar or other currencies in the future.

In the past, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments ranged from a daily to a monthly basis, floating exchange rate systems, exchange controls and dual exchange rate markets. Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and, since that time, the real/U.S. dollar exchange rate has fluctuated considerably. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or intervene in the exchange rate market by returning to a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar.

During the first part of 2021, the real continued to depreciate considerably as compared to the U.S. dollar. On April 29, 2021, the selling real/dollar exchange rate was R$ 5.366 to U.S.$1.00. The real/dollar exchange rate fluctuates and, therefore, the selling rate at April 29, 2021 may not be indicative of future exchange rates.

B.       Capitalization and Indebtedness

Not applicable.

C.       Reasons for the Offer and Use of Proceeds

Not applicable.

D.       Risk Factors

Summary of Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. The risks described below are not the only ones we face. Our business, results of operations or financial condition could be harmed if any of these risks materializes and, as a result, the trading price of our shares and our ADSs could decline.

Summary of Risks Relating to our Business

·	We face various risks related to the COVID-19 pandemic and other health epidemics and outbreaks, which may have material adverse effects on our business, financial condition, results of operations and cash flows.

·	We may be unable to successfully implement our business strategy.
·	Any acquisitions, partnerships or joint ventures that we make or enter into could disrupt our business and harm our financial condition.
·	We face increasing competition from other providers and services, which may adversely affect our results of operations.
·	Our operations depend on our ability to efficiently operate our systems and controls that are subject to failure that could affect our business and our reputation.
·	We face various cyber-security risks that, if not adequately addressed, could have an adverse effect on our business.
·	Our operations could be suspended or interrupted as a result of natural or man-made disasters or other unexpected events.
·	We may be unable to implement our plans to expand and enhance our existing networks in Brazil in a timely manner or without unanticipated costs, which could hinder or prevent the successful implementation of our business plan and result in revenues and net income being less than expected.

Summary of Risks Relating to Brazil

·	Anatel classified us as an economic group with significant market power in some markets and we are now subject to increased regulation.
·	The Brazilian government under certain circumstances may terminate our authorizations or we may not receive renewals of our authorizations.
·	Risks related to Brazilian economic and political conditions may negatively affect our business.
·	The Brazilian government has exerted significant influence over the Brazilian economy and continues to do so. This involvement may have an adverse effect on our activities, our business and on the market prices of our shares and ADSs.
·	Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to our business and over our prices.

Summary of Risks Relating to our Common Shares and the ADSs

·	Our controlling shareholder has power over the direction of our business.
·	Holders of our ADSs are not entitled to attend shareholders’ meetings and may only vote through the depositary.
·	Holders of our ADSs or common shares in the United States may not be entitled to participate in future preemptive rights offerings.
·	Cash dividends, interest on shareholders’ equity and other cash distributions, as well as judgments seeking to enforce our obligations in respect of our shares or ADSs in Brazil will be payable only in reais.
·	Holders of ADSs or common shares could be subject to Brazilian income tax on capital gains from sales of ADSs or common shares.
·	An exchange of ADSs for common shares risks loss of certain foreign currency remittance and Brazilian tax advantages.

Risks Relating to our Business

We face various risks related to the COVID-19 pandemic and other health epidemics and outbreaks, which may have material adverse effects on our business, financial condition, results of operations and cash flows.

We face various risks related to health epidemics and other outbreaks, including the global outbreak of COVID-19. The COVID-19 pandemic, changes in consumer behavior related to illness, pandemic fears and market downturns, and restrictions intended to slow the spread of COVID-19, including quarantines, government-mandated actions, stay-at-home orders and other restrictions, led to reduction of demand for our services and our ability to provide those services, disruption and volatility in the global and Brazilian capital markets and had a negative impact on global, regional and national economies and disrupted supply chains and reduced international trade and business activity.

During 2020, the COVID-19 pandemic adversely affected our financial condition and operational results, with a decrease in net revenues in 0.6%, mostly impacted by the reduction of commercial activities due to the COVID-19 pandemic, with the temporary closure of certain of our retail locations and other points of sale, which caused a 22.7% drop in Goods Sold due to decreased demand as a result of the reduced disposable income available to certain customers and to the temporary closure of certain of our retail locations and other points of sale. The COVID-19 pandemic and government measures in response thereto continues to impact our business and operations, to a lesser extent, and depending on the duration of the epidemic, related restrictive measures as well as the effect of governmental regulations imposed in response to the pandemic, we may continue to be adversely impacted by the pandemic. If the pandemic continues for an extended period, it may also reduce demand from our post-paid clients for more expensive plans or certain services (e.g. roaming) or even lead to plan cancellations or increased delinquency. Protracted restrictive measures could also lead to disruptions in our logistic chain, in our suppliers’ production or deliveries or in our ability to deliver our products (such as new devices or SIM cards) or to service our network on a timely basis, which may have a material adverse effect on our business and results of operations. If significant portions of our workforce are unable to work effectively as a result of the COVID-19 pandemic, including because of illness, quarantines, facility closures, ineffective remote work arrangements or technology failures or limitations, our operations would be adversely impacted. Our availability indicators, repair performance and installation of new accesses/projects can be impacted by the effects of increased absenteeism in the field workforce and in our experts teams, or even by the imposition of Lockdown by COVID-19 that act as obstacle or hinders the displacement and access of field maintenance teams to equipment stations. We may have our supply chain for technological product inputs (like spare parts, transmission and commutation equipment, handsets and modems) impacted by any delay in the manufacturing process of vendors in their countries of origin, due to a new wave of COVID-19 that can imposes a new Lockdown. Our business could be adversely affected in many ways, potentially for a prolonged period of time, for example as a result of the impact of overall market declines and increased market volatility due to the COVID-19 pandemic, which could also ultimately negatively impact our ability to refinance our debt or raise capital in favorable terms.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this ‘‘Risk Factors’’ section, such as those relating to our ability to successfully implement our business strategy (see “—We may be unable to successfully implement our business strategy”) the credit risk of our customers (see “—We are subject to credit risk with respect to our customers”), our dependence on key suppliers and contractual relationships with other telecommunications providers (“—We depend on key suppliers, certain inputs and contractual relationships with other telecommunications providers which are critical to our ability to provide telecommunications services to our customers”) the Brazilian government’s influence over the Brazilian economy (see “—Risks Relating to Brazil—Risks related to Brazilian economic and political conditions may negatively affect our business,” “—The Brazilian government has exerted significant influence over the Brazilian economy and continues to do so. This involvement may have an adverse effect on our activities, our business and on the market prices of our shares and ADSs”) and volatility in global and domestic financial markets. See “—Risks Relating to Brazil— We may be impacted by volatility in the global financial markets” and “—Risks Relating to Brazil—Developments and the perception of risk in other countries may adversely affect the Brazilian economy and market price of Brazilian issuers’ securities.”

In an attempt to mitigate the impacts of the pandemic in the telecommunications industry, the Brazilian federal government, or the Federal Government, issued Decree No. 10,282/2020, establishing that telecom and internet services were essential during the COVID-19 crisis period, as well as services related to information technology and data processing (data center) to support other activities, including call centers.

This measure ensured that Internet and telecommunications companies would not be subject to the same level of restrictions in face of the limitations that were imposed by local governments, allowing workers to carry on under exceptional working conditions, such as doctors and security officers.

Furthermore, Provisional Measure No. 952/2020 postponed the payment of the Fundo de Fiscalização das Telecomunicações, or FISTEL, taxes due between March 31, 2020 and August 31, 2020. This amounted to R$509 million in postponed taxes for us, with payment date not yet defined. The main objective of this measure was to ensure that users of telecommunications services were adequately served and did not experience massive interruptions, given the contraction of economic activities caused by the COVID-19 pandemic, while seeking to reduce the negative impact on telecommunications operators’ cash flow in the first half of 2020.

As economic activity contracted, an increase in defaults in the telecommunications sector would be expected, which would hurt operators’ cash flows at a time that connectivity is even more relevant for society. With social isolation measures in place to contain the virus, the broadband connection fostered remote communication, allowing for continued operation of various economic and educational activities, as well the population’s access to information.

We may be unable to successfully implement our business strategy.

Our business will be adversely affected if we are unable to successfully implement our strategic objectives. Factors beyond our control may prevent us from achieving our strategy.

Our business strategy is aimed at improving revenues and selective growth, while maintaining financial discipline. To achieve this goal, we seek to strengthen our market position by leveraging mobile telephony to increase broadband usage and by exploiting opportunities arising from emerging technologies and customer behavior changes.

In respect of our strategic efforts regarding broadband, we are seeking to increase our presence in the residential broadband market by investing significant efforts and resources to expand our footprint and the density of our fiber optic broadband service (“FTTx”), providing a higher-speed fixed connection closer to the customer residence, branded as TIM Live, and launching our fixed broadband service through mobile network, a solution known as fixed wireless access (“FWA”), when we offer broadband through LTE or 4G wireless communication networks as a type of fixed wireless access. The provision of fiber optic broadband service is a highly capital intensive business that brings a long-term return on investments and increases the risks to our operation. As a new business, fixed wireless access also brings new risks, particularly related to market response and customer behavior, that could negatively impact the use of our mobile network resources.

Additionally, in December 2020 we initiated to deploy a new technology in our mobile network, commercially called as 5G DSS (Dynamic Spectrum Sharing). 5G DSS is a new feature that allows the deployment of LTE and 5G in the same frequency band and dynamically allocates radio resources between the two technologies based on user demand. This technology brings some benefits like a smoothing handover between 4G and 5G networks, a correct Time-to-Market for the launching of the 5G, technology, and a better use of the spectrum between technologies as the penetration of 5G terminals increases, without the need for a spectrum reframing.

Our ability to implement our strategy is influenced by many factors partially or completely outside our control, including:

·	an increase in the number of competitors in the telecommunications industry that could reduce our market share;
·	increased competition from mobile virtual network operator companies, which offer telecommunication services to customers by leasing network capacity from traditional network providers, without their own network infrastructure;

·	increased competition from global and local OTT, providers who offer content and services based on the Internet including voice calls and messaging without owning network infrastructure;
·	increased competition in our main markets that could reduce the prices we charge for our services and could have an unintended adverse effect on our results;
·	our ability to strengthen our competitive position in the Brazilian mobile telecommunications market;
·	our ability to develop and introduce new and innovative technologies that are received favorably by the market, and to provide Value-Added Services to encourage the use of our network;
·	controls and system technology failures, which could negatively affect our revenues and reputation;
·	the introduction of transformative technologies that could be difficult for us to keep pace with and could cause significant revenues decrease;
·	our ability to operate efficiently and to refinance our debt as it comes due, particularly in consideration of political and economic conditions in Brazil and uncertainties in credit and capital markets;
·	our ability to most efficiently scale our structure;
·	our ability to attract and retain qualified personnel;
·	performance of third party service providers and key suppliers on which we depend, such as any difficulties we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weakness of our suppliers;
·	government policy and changes in the regulatory environment or legal framework in Brazil;
·	the effect of exchange rate and inflation fluctuations;
·	the outcome of litigation, disputes and investigations in which we are involved or may become involved;
·	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs;
·	large scale adverse events that could cause negative effects, requiring a long recover period, or even impact permanently the socioeconomic environment, such as natural disasters, political instability, or pandemics;
·	the real possibility of an increase in taxes by state governments and the Federal Government in order to balance their financial deficit;
·	the increasing demand on our system bandwidth to manage the continuous growth of mobile data traffic, which in turn requires further investments in infrastructure or the acquisition of additional spectrum frequencies in order to maintain network quality and prevent turnover, especially in big cities, where the population is highly concentrated and the costs of network expansion are considerably high; and
·	the renewal of our spectrum licenses over the next several years, given the ongoing changes being proposed in the Brazilian Congress to the telecommunications sector regulatory framework.

As a result of these uncertainties, there can be no assurance that our strategic objectives can effectively be attained in the manner and within the time frame described.

Future acquisitions of, or investments in, other companies, products, or technologies could require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our operating results.

We may enter into relationships with other businesses in order to expand our platform, which could involve preferred or exclusive licenses, additional channels of distribution, or discount pricing or investments in other companies. Negotiating these transactions can be time-consuming, difficult, and expensive, and our ability to close these transactions may be subject to third-party approvals, such as government regulatory approvals, which are beyond our control. Consequently, we can make no assurance that these transactions, once undertaken and announced, will close.

Any acquisitions, partnerships or joint ventures that we make or enter into could disrupt our business and harm our financial condition.

Our business strategy has included, and may in the future include, acquiring other complementary products, technologies, or businesses. We evaluate and expect in the future to evaluate potential strategic acquisitions of, and partnerships or joint ventures with, complementary businesses, services or technologies. For example, in 2021, we entered into the Oi Agreement, as defined herein, with respect to the Acquisition of Oi Group’s UPI Mobile Business, which we expect will add value for us and our shareholders. However, we may not ensure that any benefits will materialize, and we may suffer losses in connection to the used funds and to the opportunity costs related to such transactions.

Acquisitions or investments may result in unforeseen operating difficulties and expenditures and we may not achieve the anticipated benefits from certain acquisition, partnership and joint venture due to a number of factors, including:

·	inability to integrate or benefit from businesses, services, customers or technologies that we acquire or with which we form a partnership or joint venture in a profitable manner;
·	unanticipated costs or liabilities associated with the acquisition;
·	inability to finance any businesses, services or technologies that we acquire or with which we form a partnership or joint venture;
·	difficulty integrating the accounting systems, operations, and personnel of the acquired business;
·	difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;
·	diversion of management’s time and resources from other core business concerns;
·	adverse effects to our existing business relationships with business partners and customers as a result of the acquisition;
·	the potential loss of key employees;
·	use of resources that are needed in other parts of our business.

In addition, we may not be successful in identifying acquisition, partnership and joint venture targets or our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete.

Also, to the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our common shares, it could be dilutive to our shareholders. To the extent we pay the purchase price with proceeds from the incurrence of debt, it would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations.

Furthermore, even if any such transaction is consummated, we may be unable to successfully integrate the new operation, business or partnership contemplated thereunder or to realize expected benefits and synergies in a timely and effective manner due to difficulties in negotiating or aligning interests with potential partners or counterparties.

Goodwill impairments may be required in relation to acquired businesses.

We have made business acquisitions in the past and may make further acquisitions in the future. It is possible that the goodwill which has been attributed, or may be attributed, to these businesses may have to be written down if our valuation assumptions are required to be reassessed as a result of any deterioration in the underlying profitability, asset quality and other relevant matters of the businesses. According to the relevant IFRS accounting standard, impairment testing in respect of goodwill is performed annually, or more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. There can be no assurances that we will not have to write down the value attributed to goodwill in the future, which would adversely affect our results and net assets.

We face increasing competition from other providers and services, which may adversely affect our results of operations.

We face competition throughout Brazil from many providers in the personal communications service, or PCS, market. We compete with providers of mobile telecommunication, VoIP services (“Voice over Internet Protocol”), and landline telecommunications services – including by bundling voice and data to customers in a single offer. Due to this increasing competition, we may incur higher advertising and commercial costs as we attempt to maintain or expand our market share. Other than TIM, the following main competitors also hold authorizations to provide PCS with national coverage: Claro S.A., under the brand name Claro, Telefônica Brasil S.A., or Telefônica Brasil, under the brand name Vivo, Oi S.A., under the brand name Oi and, Nextel Telecomunicações Ltda., under the brand name Nextel, which was acquired by Claro. Moreover, all PCS providers with national coverage offer third generation, or 3G, and fourth generation, or 4G, mobile telecommunications network technology, reducing differentiation. Possible market consolidations in the near future, if driven by our main competitors, may favor their strategic advantage with increased market power and access to greater financial resources, thereby weakening our market position.

We also expect to face increased competition from other services outside the telecommunications industry. Technological changes, such as the development, roll-out, and improvement of 4G and 5G mobile networks, may create new revenue streams but also hinder traditional services, introducing additional sources of competition, such as OTT competitors providing communication services like VoIP calls and messages. These OTT communication apps are often free of charge (i.e., no subscription fee), accessible by smartphones, and usually allow their users to have access to potentially unlimited messaging and voice services over the Internet, bypassing traditional and more profitable voice and messaging services, such as SMS, which no longer represent significant revenues. As penetration of smartphones in Brazil increases and OTT application services become widespread, SMS is becoming irrelevant. As a result, voice traffic is migrating to data and offers from almost all competitors have started to include unlimited voice, thereby accelerating commoditization. Furthermore, very often OTT applications become so important to customers that they are bundled as zero-rated services, or OTT applications for which data usage is free. These and other factors are responsible for the increase in the competitive pressure we are facing in the mobile market.

OTT application service providers also leverage existing infrastructures and generally do not operate capital-intensive business models associated with traditional mobile network operators like TIM. Technological developments have led to significant improvements in the services provided by OTT applications – particularly in speech quality delivered by data communications apps, strengthening their positioning and relevance as competitors. In addition, providers with strong brand capability and financial strengths have turned their attention to the provision of OTT application services. In the long term, if non-traditional mobile voice and data services or similar services continue to increase in popularity, as they are expected to do, and if we and other mobile network operators are not able to address this competition, this could contribute to further declines in mobile monthly average revenue per user, or ARPU, and lower margins across many of our products and services, thereby having a material adverse effect on our business, results of operations, financial condition and prospects.

OTT service providers concentrate the content, the means to create it and the distribution channel. With these resources they are dedicated to creating new ways the user can interact and consume content. As a result, operators like TIM are challenged to rethink Value-Added Services and may stumble upon limitations beyond technology, such as regulation, thereby not having enough leverage to compete.

We expect that new products and technologies will be created with frequency and that those already established will be in continuous evolution, implying a variety of potential consequences for us. These new outcomes may, in the best scenario, reduce the price of our services by providing lower-cost alternatives or, in the worst scenario, render our products and services obsolete, requiring significant investments in new technologies. If such changes occur, our main competitors in the future may be new participants in the market without the burden of an installed older infrastructure. The amount of investment needed to upgrade our premises and to stay effectively competitive could be significant.

Rising competition may increase our churn rate and could continue to adversely affect our market share and margins. Our ability to compete successfully will depend on the effectiveness of our marketing efforts and our ability to anticipate and adapt in a timely manner to developments in the industry, including the technological changes and new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. It is difficult to predict which of many possible factors will be important in maintaining our competitive position or what expenditures will be required to develop and provide new technologies, products or services to our customers. If we are unable to compete successfully, our business, financial condition and results of operations will be materially adversely affected.

We may be unable to respond to the trend towards consolidation in the Brazilian telecommunications market.

The Brazilian telecommunications market has been subject to consolidation. For example, in September 2014, Telefónica S.A., or Telefónica, entered into a stock purchase agreement to acquire from Vivendi S.A., or Vivendi, all of the shares of GVT Participações S.A., the controlling shareholder of Global Village Telecom S.A., or GVT, and such acquisition, the GVT acquisition. The GVT acquisition increased Telefónica’s share of the Brazilian telecommunications market, and we believe such trend could continue in the industry as providers continue to pursue economies of scale. In March 2019, Nextel Brazil was acquired by Claro S.A. and the Economic Defense Administrative Council (Conselho Administrativo de Defesa Econômica), or CADE, definitively approved the purchase of Nextel by Claro (America Movil group) in December 2019. In December 2020, we presented a jointly offer with Telefônica Brasil S.A. (VIVO) and Claro S.A. (CLARO) for the acquisition of Oi Group’s UPI mobile business, as part of Oi Group’s judicial reorganization (a form of bankruptcy protection under Brazilian law) started in June 2016. The closing of such transaction is subject to the approval of Anatel and the CADE and is expected to occur by the end of 2021. See “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Acquisition of Oi Group’s UPI Mobile Business.”

The economic and regulatory environment faced by some relevant telecommunications companies in Brazil, such as Oi, Sercomtel, a local phone and Internet service provider in the state of Paraná, and Sky, could also be expected to encourage the consolidation trend or even the entry of a new competitor in the Brazilian telecommunications market. In 2018, via a new resolution, Anatel reduced one of the main regulatory barriers to consolidation in the mobile market.

Resolution No. 703/2018 changed the spectrum cap regulation, which increased the amount of spectrum bandwidth an operator is allowed to retain, depending on frequency range and applicable antitrust measures. If such consolidation occurs, it may result in increased competition within our market. We may be unable to adequately respond to pricing pressures resulting from consolidation in our market, adversely affecting our business, financial condition and results of operations. We may also consider engaging in merger or acquisition activity in response to changes in the competitive environment, which could divert resources away from other aspects of our business.

In this regard, potential acquisitions have inherent risks such as increasing leverage and debt service requirements, combining company cultures and facilities, potential exposure to successor liability, and the need to raise additional capital, which may not be possible at that time. Any of these and other factors could adversely affect our ability to achieve the anticipated cash flows at acquired operations or realize other anticipated benefits of acquisitions, which could negatively affect our reputation or operations.

We may face difficulties responding to new telecommunications technologies.

The Brazilian wireless telecommunications market is experiencing significant technological changes, as evidenced by the following, among other factors:

·	shorter time periods between the introduction of new telecommunication technologies and subsequent upgrades or replacements;
·	the expansion of 4G technology, and the introduction of improvements thereto, also known as 4.5G, along with future development of 5G technology and simultaneous management of multiple technology legacy layers, such as GSM, 3G, and 4G through different spectrum bands, which also involves managing the LTE radio access network, or RAN, sharing agreement among TIM and other companies along with the deployment of the new 5G DSS technology and the development of 5G in its full capabilities, also matched with the simultaneous management of multiple technology legacy layers, such as GSM, 3G, and 4G through different spectrum bands, which also involves managing the LTE radio access network, or RAN, sharing agreement among TIM and other companies (see “Item 4. Information on the Company—B. Business Overview—Site-Sharing and Other Agreements”);
·	an increase in market competition in respect of residential fixed ultra-broadband, requiring operators (including former fixed Internet providers which had provided services using copper and coaxial technologies) to accelerate investments in fiber capillarity deployments;
·	new customer behaviors, particularly migrating services from voice to data, requiring new planning models and accelerating the evolution of communications to increasingly occur on the IP network;
·	ongoing improvements in the capacity and quality of digital technology available in Brazil;
·	the launch of voice over LTE, known as VoLTE, which increase significantly the quality of voice calls and allows companies to traffic voice as data through their 4G networks;
·	the beginning of the deployment of a new technology in our mobile network, commercially called as 5G DSS (Dynamic Spectrum Sharing). 5G DSS is a new feature that allows the deployment of LTE and 5G in the same frequency band and dynamically allocates radio resources between the two technologies based on user demand. This technology brings some benefits like a smoothing handover between 4G and 5G networks, a correct Time-to-Market for the launching of the 5G, technology, and a better use of the spectrum between technologies as the penetration of 5G terminals increases, without the need for a spectrum refarming;
·	the expansion of the Internet of Things, or IoT, technology in all of its forms and applications, requiring the creation of new platforms enabling its operation in new areas of the value chain. In this sense, we are strengthening the IoT ecosystem with new partnerships and expanding the monetization of the customer base, leading in the agribusiness vertical and expanding our participation in it; also through the partnership with FCA (Fiat Chrysler Auto), through a customized data solution for their connected cars, etc.;
·	the forthcoming introduction of 5G technology, which creates specific demands on bandwidth and performance, and takes advantage of network virtualization, distributed cloud at the wireless edge, and allows multiple logical networks to run on top of a shared physical network infrastructure, known as network slicing, for traffic control in a service-based architecture;
·	continued auction of licenses for the operation of additional bandwidth;
·	the development of cloud solutions to provide platform as a service (PaaS), software as a service (SaaS), or infrastructure as a service (IaaS), in order to drive down costs;
·	the introduction of artificial intelligence, or AI, and machine learning in order to use resources more efficiently, reduce spending and increase agility;
·	the development of user interface, or UI, and user experience, or UX, technology; and
·	the widespread implementation, in the near future, of Embedded Subscriber Identity Module, or eSIM, technology, which is a small microchip built into phones as an alternative to the conventional physical SIM card setup, and which will enable our customers to switch faster to other providers, thereby increasing competition.

We may be unable to keep pace with these technological changes, which could affect our ability to compete effectively, and the investment required to adopt these new technologies will be significant, both of which could have a material adverse effect on our business, financial condition and results of operations.

Our operations depend on our ability to efficiently operate our systems and controls that are subject to failure that could affect our business and our reputation.

Our success largely depends on the continued and uninterrupted performance of our controls, network technology systems and of certain hardware. Our technical infrastructure (including our network infrastructure and information technology, or IT, systems for mobile telecommunications services) is vulnerable to damage or interruption from information and telecommunication technology failures, power loss, floods, windstorms, fires, terrorism, intentional wrongdoing, human error and similar events. An unexpected increase in volume on our network and systems could cause them to malfunction, such as in periods of increased demand or unexpected circumstances that may reduce our ability to service our infrastructure, such as in a health crisis similar to the current COVID-19 pandemic. Our controls are dependent, not exclusively, on these technological systems and are also subject to the interruptions and failures. Unanticipated problems with our controls, or at our facilities, system failures, hardware or software failures, computer viruses or hacker attacks could affect the quality of our services and cause service interruptions. Any of these occurrences could result in reduced user traffic and reduced revenue and could harm our levels of customer satisfaction, our reputation and compliance with certain of our regulatory obligations.

Our availability indicators, repair performance and installation of new accesses/projects can be impacted by the effects of increased absenteeism in the field workforce and our experts teams in technology, or even by the imposition of Lockdown by COVID-19 that prevents or hinders the displacement and access of field maintenance teams to equipment stations.

We may have our supply chain for technological product inputs (like spare parts, transmission and commutation equipment, handsets and modems) impacted by any delay in the manufacturing process of vendors in their countries of origin, due to a new wave of COVID-19 that imposes a total Lockdown.

Our operations and reputation could be materially negatively affected by cyber-security threats or our failure to comply with new data protection laws, mainly the Brazilian General Data Protection Law (Law No. 13,709/2018), or the LGPD, which came into effect on September 18, 2020, following the President of Brazil’s veto of article 4 of Provisional Measure No. 959/2020, which established that the LGPD would only come into effect on May 3, 2021. However, the administrative sanctions provisions of LGPD will only become enforceable as of August 1, 2021, pursuant to Law No. 14,010/2020. Once the administrative sanctions of the LGPD become enforceable, cybersecurity incidents and data breach or leakage events may subject us to the following penalties: (1) warnings, with the imposition of a deadline for the adoption of corrective measures; (2) a one-time fine of up to 2% of gross sales of the company or a group of companies limited to a maximum amount of R$50,000,000 per violation; (3) a daily fine, up to a maximum amount of R$50,000,000 per violation; (4) public disclosure of the violation; (5) the restriction of access to the personal data to which the violation relates, until corrective measures are implemented; (6) deletion of the personal data to which the violation relates; (7) partial suspension of the databases to which the violation relates for up to 12 months, until corrective measures are implemented; (8) suspension of the personal data processing activities to which the violation relates for up to 12 months; and (9) partial or full prohibition on personal data processing activities. The postponement of the administrative sanctions does not prevent the competent authorities from overseeing activities or enacting additional rules to be complied with prior to such effectiveness date, nor does it prevent individual or collective lawsuits based on violation of data subject’s rights and subject to civil liability. Any proceeding or action and related damages could be harmful to our reputation, force us to incur significant expenses, divert the attention of our management, increase our costs of doing business or result in the imposition of financial penalties.

In addition, Decree No. 10,474/2020 created the regulatory agency of the National Data Protection Authority, or ANPD. The ANPD must ensure the protection of personal data and will deal with cases regarding commercial and industrial secrets in Brazil.

ANPD is also responsible for developing guidelines for the Protection of Personal Data and Privacy National Policy and for inspecting and applying sanctions in the event of data breaches. ANPD also fosters studies on national and international practices for the protection of personal data and privacy and also encourages the adoption of standards applicable to a variety of services and products seeking to ensure owners have control over their personal data, according to the activities of those involved. Moreover, ANPD can issue regulations and procedures to protect personal data and privacy, as well as responsible for assessing the impact of personal data protection in scenarios that may be deemed as a high risk to personal data protection principles. As a result of ANPD’s new regulations and procedures, we may be required to change our business practices and implement additional measures to adapt our personal data processing activities. This could adversely affect our business, financial condition, or results of operations. We cannot assure you that our LGPD compliance efforts will be deemed appropriate or sufficient by regulatory authorities or by courts.

The company is performing a deep-gap analysis in order to identify the main problems and, based on this analysis, intends to implement a master plan to achieve full compliance with the new LGPD requirements. However, deficiencies in the full adoption of data security measures, implementing personal data processing and retention requirements and reporting data measures within a narrow mandatory time frame could lead to disputes with data protection authorities, fines or harm to our reputation.

Sophisticated information and processing systems are vital to our growth and our ability to monitor costs, render monthly invoices, process customer orders, provide customer service and achieve operating efficiencies. We cannot assure that we will be able to successfully operate and upgrade our information and processing systems or that they will continue to perform as expected without any failure. A severe failure in our accounting, information and processing systems could impair our ability to collect payments from customers and respond satisfactorily to customer needs, which could adversely affect our business, financial condition and results of operations.

Our business is dependent on our ability to expand our services while maintaining the quality of the services provided and a positive customer experience.

Our business as a telecommunications services provider depends on our ability to maintain and expand our telecommunications services network. We believe that our expected growth will require, among other aspects:

·	continuous development of our controls and operational and administrative systems;
·	efficiently allocate our capital;
·	increasing marketing activities;
·	improving our understanding of customer wants and needs;
·	continuous attention to service quality;
·	a positive customer experience;
·	attracting, training and retaining qualified management, technical, customer relations, and sales personnel; and
·	increased network capacity through new spectrum acquisition and/or more investment in network assets such as 4G and 5G technology.

We believe that these requirements will place significant demand on our managerial, operational and financial resources. Failure to manage successfully our expected growth could reduce the quality of our services and result in an inadequate customer experience, with adverse effects on our business, financial condition and results of operations.

Our operations are also dependent upon our ability to maintain and protect our network. Damage to our network and backup systems could result in service delays or interruptions and limit our ability to provide customers with reliable service over our network. The occurrence of an event that damages our network may adversely affect our business, financial condition and results of operations.

We face various cyber-security risks that, if not adequately addressed, could have an adverse effect on our business.

We face various cyber-security risks that could result in business losses, including, but not limited to, contamination (whether intentional or accidental) of our networks and systems by third parties with whom we exchange data, equipment failures, unauthorized access to and loss of confidential customer, employee and/or proprietary data by persons inside or outside our organization. We are also exposed to cyber-attacks causing systems degradation or service unavailability, the penetration of our information technology systems and platforms by malicious third parties, and infiltration of malware (such as computer viruses) into our systems.

Cyber-attacks against companies have increased in frequency, scope and potential harm in recent years. Further, the perpetrators of cyber-attacks are not restricted to particular groups or persons. These attacks may be committed by company employees or third parties operating in any region, including jurisdictions where law enforcement measures to address such attacks are unavailable or ineffective. We may not be able to successfully protect our operational and information technology systems and platforms against such threats. There can be no assurance that we will be successful in preventing cyber-attacks or successfully mitigating their effects. Similarly, there can be no assurance that we or our third-party providers and other contractors will be successful in protecting our customers’ personal data and other data that is stored on our and their systems. Further, as cyber-attacks continue to evolve, we may incur significant costs in the attempt to modify or enhance our protective measures or investigate or remediate any vulnerability.

The inability to operate our networks and systems as a result of cyber-attacks, even for a limited period of time, may result in significant expenses to us and/or a loss of market share to other communications providers. The costs associated with a major cyber-attack could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cyber-security measures and the use of alternate resources, lost revenues from business interruption and litigation. If we are unable to adequately address these cyber-security risks, or operating network and information systems could be compromised, which would have an adverse effect on our business, financial condition, reputation and results of operations. In order to mitigate such risks, we are currently adopting ISO 27001 standard best practices and expect to be certified in the future. As of the date of this annual report, such certification process is still ongoing.

Certain debt agreements of our subsidiary contain financial covenants and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows.

Certain of our existing debt agreements contain restrictions and covenants and require the maintenance or satisfaction of specified financial ratios and tests. See “Item 5. Operating and Financial Review and Prospects.” The ability of our subsidiary to meet these financial ratios and tests can be affected by events beyond our and their control, and we cannot assure that it will meet those tests. Failure to meet or satisfy any of these covenants, financial ratios or financial tests could result in an event of default under these agreements. As of December 31, 2020, we had approximately R$2,345 million in consolidated outstanding indebtedness, of which 100% was denominated in foreign currency (primarily U.S. dollars), for which we use derivative instruments to offset exposure to foreign currency. If we are unable to meet these debt service obligations, or comply with these debt covenants, we could be forced to restructure or refinance this indebtedness, seek additional equity capital or sell assets.

Due to the nature of our business we are exposed to numerous lawsuits, consumer claims and tax-related proceedings.

Our business exposes us to a variety of lawsuits and other proceedings brought by or on behalf of consumers in the ordinary course of our operations as a mobile telecommunications provider in Brazil. We are subject to a number of public civil actions and class actions that have been brought against mobile telecommunications providers in Brazil relating principally to the expiration of prepaid usage credits, minimum term clauses, subscription fees and the use of land to install our network sites. These suits include claims contesting certain aspects of the fee structure of our prepaid plans, hybrid (monthly billed fixed price), or so-called Control plans and postpaid plans, which are commonplace in the Brazilian telecommunications industry.

In addition, federal, state and municipal tax authorities have questioned some tax procedures we have adopted, and have raised questions regarding the calculation of the basis for certain sector-specific contributions (FUST and FUNTTEL, as each are defined in “Item 4. Information on the Company—B. Business Overview—Taxes on Telecommunications Goods and Services”). As of December 31, 2020, we are subject to approximately 3,210 tax-related lawsuits and administrative proceedings with an aggregate value of approximately R$16,986 million classified as “probable loss” and “possible loss” by our legal advisors.

An adverse outcome in, or any settlement of, these or other lawsuits could result in losses and costs to us, with an adverse effect on our business practices and results of operations. For some of these lawsuits, we were not required to and have not established any provision on our statement of financial position or have established provisions only for part of the amounts in controversy, based on our judgments or opinions of our legal counsel as to the likelihood of winning these lawsuits. In addition, our senior management may be required to devote substantial time to these lawsuits, which they could otherwise devote to our business. See Note 23 to our consolidated financial statements.

Any modification or termination of our ability to use the “TIM” trade name may adversely affect our business and operating results.

Telecom Italia S.p.A., or Telecom Italia, as Licensor, and TIM S.A., TIM Participações, which merged into TIM S.A, and Instituto TIM as Licensees, entered into a trademark license agreement, or the Trademark License Agreement, where Telecom Italia granted the Licensees a non-exclusive and non-transferable license of 196 trademarks (including the TIM trademark) to: (i) promote and render Licensees’ services, including co-branded services; (ii) use the trademarks as domain names of websites owned by the Licensees, dedicated to the promotion and/or the rendering of the Licensees’ services; (iii) use the TIM trademark in events, campaigns, commercial partnerships, sponsorship projects and other activities in order to promote Licensees’ services; and (iv) use “TIM” as part of Licensees’ corporate names. The Trademark License Agreement is limited to Brazil and valid until December 31, 2023, unless terminated earlier. Telecom Italia, who owns the rights to the “TIM” trade name, may prevent us from using the TIM trademark by termination of the Trademark License Agreement. The loss of use of the trademark “TIM” may have a material adverse effect on our business and operating results.

We are subject to credit risk with respect to our customers.

Our operations depend to a significant extent on the ability of our customers to pay for our services. Under Anatel regulations, we are allowed to undertake certain measures to reduce customer defaults, such as restricting or limiting the services we provide to customers with a history of defaults. If we are unable to undertake measures to limit payment defaults by our subscribers or that allow us to accept new subscribers based on credit history, we will remain subject to outstanding uncollectible amounts, which could have an adverse effect on our results of operations. See “Item 5. Operating and Financial Review and Prospects.”

We may be subject to liability related to outsourcing certain functions to third-party service providers.

We may be exposed to contingent liabilities due to our outsourcing of certain functions to third-party service providers. Such potential liabilities may involve claims by third-party providers who claim that they are treated as direct employees as well as claims for secondary liability resulting from work place injury, wage parity and overtime pay complaints. Our financial condition and results of operation may be adversely affected in the event that a material portion of these liabilities are decided against us.

The Brazilian Supreme Court has recently declared the outsourcing of any company’s main activities as legal, which indicates a probable favorable outcome regarding the matter. However, it is worth to mention that, regardless of the decision in Supreme Court, we would be subsidiarily and jointly liable with the service provider in connection with any violation of labor obligations related to the outsourced workers.

If the contracting of third party services are considered to involve the main activities of the company, it may be characterized as a direct employment, which would significantly increase our costs and as a result we may be subject to administrative proceedings by the relevant labor authorities and may be required to pay fines to the third party service providers.

We depend on key suppliers, certain inputs and contractual relationships with other telecommunications providers which are critical to our ability to provide telecommunications services to our customers.

We rely on various vendors to supply network equipment, mobile handsets and accessories necessary for our business. These suppliers may, among other things, delay delivery periods, increase their prices, limit the amounts they are willing or able to supply to us, or suffer disruptions in their own supply chains. If these suppliers are unable or unwilling to provide us with equipment or supplies on a regular basis, we could face difficulties in carrying out our operations, which could negatively affect our results of operations and limit our ability to execute our agreements. Further, in 2020 we have had to face the negative effects due to the COVID-19 that increased prices and delayed delivery.

Geopolitical, sanitary, financial and sanctions aspects, among others, could cause an interruption of materials and services supply. Supplier exclusivity or dependence increases exposure to risk. Interruption can impact not only the acquisition of new materials and services, but also the maintenance of existing equipment and operations.

Termination and/or non-renewal of current agreements by suppliers or partners, such as SWAP (partnerships with Operators); Indefeasible Rights of Use (IRU); lease of circuits (e.g. EILD, IP Peering, IP Transit and Satellite bandwidth/capacity); co-sites deals with others telecommunications companies and private partners (e.g. Tower Co.); and rights of use with private companies and public authorities, as well as the interruption in the negotiation of biosites and/or sites destined to infrastructure services and rental area may have a material adverse effect on our business.

Furthermore, the constant changes in the telecommunications industry, such as growth of broadband, may result in a limited supply of equipment essential for the provision of services. The restrictions on the number of manufacturers imposed by the Brazilian government for certain inputs pose certain risks, including susceptibility to currency fluctuations and the imposition of customs or other duties for those inputs which are imported. Inputs produced domestically are available from a limited number of domestic suppliers, and accordingly we are highly dependent upon their ability to accurately forecast the domestic demand and manage inventory.

The need to hire many key suppliers requires complex deals, detailed and timely analysis of contractual documents and an integrated, end-to-end management process.

The potential positive impact of 5G networks on multiple industries, specifically the optimization of energy usage; cloud computing; ultrafast broadband; internet of things (IoT); innovation, including self-driving cars, transportation; and factory equipment. The necessary features for a company to benefit from the 5G network supply chain are software-based, and our supply chain is increasingly based on cloud computing and software.

We also rely on certain other telecommunications providers, through contractual agreements with us, to supply key infrastructure and other services, such as Industrial Exploration of Dedicated Lines (Exploração Industrial de Linhas Dedicadas), or EILD, interconnection and co-billing (see “Item 4. Information on the Company—B. Business Overview—Site-Sharing and Other Agreements”). Anatel permits such agreements between telecommunications providers in order to avoid unnecessary duplication of networks and infrastructure, and to lower costs and increase penetration of wireless services in Brazil.

Discussions regarding data safety of equipment provided by Chinese suppliers could have side effects across the global ICT sector, also significantly affecting our supply chain, infrastructure deployment and costs, and impacting the future of the industry as a whole.

In June 2016, one telecommunications provider that we maintain a contractual relationship with, Oi, filed for judicial reorganization (a form of bankruptcy protection under Brazilian law), acknowledging its inability to sustain its financial obligations. The judicial reorganization plan was approved at Oi’s general shareholders meeting in December 2017, after intense negotiations among credit holders and shareholders, and was judicially ratified in January 2018 subject to certain reservation regarding the terms of the judicial reorganization, mainly regarding Oi’s relationship with its creditors. In March 2018, through a joint withdrawal of proceedings, TIM and Oi settled their claims, which were generally related to infrastructure and interconnection, via a dedicated conflict resolution process at Anatel. For additional information regarding recent transactions with Oi, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Acquisition of Oi Group’s UPI Mobile Business.”

Our operations could be suspended or interrupted as a result of natural or man-made disasters or other unexpected events.

Our operations may be suspended or interrupted for an indeterminate period in case of adverse events, such as a result of energy shortages, damages to our transmission bases, natural disasters, climate change or other environmental events or natural or man-made disasters, including fire, explosion, storms, geopolitical disruptions, civil unrest or health crises (such as the COVID-19 pandemic) or any other unexpected damage events. Such impacts may present disproportional geographic impacts, which may vary from impacts to a single address to an entire city or region. If we are unable to mitigate or prevent such damages in the event of a natural or man-made disaster and any other unexpected events, the suspension or interruption of our operations could have a material adverse effect on the continuity of our operations, our financial results and the compliance with regulations.

In order to avoid or reduce indeterminate periods of suspension or interruption of operations caused by damages to our transmission bases, natural disasters or any other unexpected events, we have implemented an internal policy aimed at a continuous mapping systemic vulnerabilities in order to improve the selective process of key projects, intended to expand the robustness of the technical network infrastructure and make it gradually more resilient.

We use demand forecasts to make investments, however such forecasts may ultimately be inaccurate due to economic volatility and result in lower revenues than expected.

We make certain investments, such as the procurement of materials and the development of our network infrastructure, based on our forecasts of the amount of demand that customers will have for our services at a later date. However, any major changes in the Brazilian economic scenario may affect this demand and therefore our forecasts may turn out to be inaccurate. As a result, it is possible that we may make larger investments based on demand forecasts than were necessary given actual demand at the relevant time, which may directly affect our cash flow. Unanticipated improvements in economic conditions may have the opposite effect and equally pose a risk.

The management of our cash and our financial investments are also subject to the country’s economic conditions. We may make financial allocations in which the results of operations are not as expected, generating lower profitability or costs.

Our governance and compliance processes may fail to prevent regulatory penalties and reputational harm.

We operate in a global environment, as we have agreements with companies all over the world. Our governance and compliance processes, which include the review of internal control over financial reporting, may not prevent future breaches of all applicable legal, accounting or corporate governance standards. We may be subject to breaches of our Code of Ethics, anti-corruption policies and business conduct protocols and to instances of fraudulent behavior, corrupt practices and dishonesty by our employees, contractors or other agents. Our failure to comply with applicable laws and other standards could subject us to fines, loss of operating licenses and reputational harm.

Improper use of our networks could adversely affect our costs and results of operations.

We may incur costs associated with the unauthorized and fraudulent use of our networks, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs and payments to other carriers for non-billable fraudulent roaming. Improper use of our network could also increase our selling expenses if we need to increase our provision for doubtful accounts to reflect amounts we do not believe we can collect for improperly made calls. Any increase in the improper use of our network in the future could materially adversely affect our costs and results of operations.

We may be unable to implement our plans to expand and enhance our existing networks in Brazil in a timely manner or without unanticipated costs, which could hinder or prevent the successful implementation of our business plan and result in revenues and net income being less than expected.

Our ability to achieve our strategic objectives depends in large part on the successful, timely and cost-effective implementation of our plans to expand and enhance our networks in Brazil. Factors that could affect this implementation include:

·	our ability to generate cash flow or to obtain future financing necessary to implement our projects;
·	delays in the delivery of telecommunications equipment by our vendors;
·	the failure of the telecommunications equipment supplied by our vendors to comply with the expected capabilities;
·	delays in obtaining licenses required to carry out construction works and other activities necessary to implement and update our network; and
·	delays resulting from the failure of third-party suppliers or contractors to meet their obligations in a timely and cost-effective manner.
·	Higher than expected auction prices due to competition between bidders and/or to national policy.

Although we believe that our cost estimates and implementation schedule are reasonable, we cannot assure you that the actual costs or time required to complete the implementation of these projects will not substantially exceed our current estimates. Any significant cost overrun or delay could hinder or prevent the successful implementation of our business plan and result in revenues and net income being less than expected. We employ structured control tools and procedures in order to meet deadlines and avoid impacts on our business and results of operations.

Risks Relating to the Brazilian Telecommunications Industry

Anatel classified us as an economic group with significant market power in some markets and are now subject to increased regulation.

In July 2018, Anatel published Resolution No. 694/2018, or the New PGMC, revising the general plan for competition goals (Plano Geral de Metas de Competição), or PGMC 2012. Under the New PGMC, TIM has been classified as having significant market power in the following relevant markets: (i) mobile network; (ii) national roaming; and (iii) high capacity data transport.

Due to such classification, we are subject to increased regulation under the New PGMC, which could have an adverse effect on our business financial condition, results of operations and compliance with regulations. In the national roaming market, we must also offer roaming services at regulated rates to other mobile providers.

The values of mobile termination rate, or the “Value to Use the Mobile network” (VU-M), are freely negotiated between operators. Anatel, however, would serve as arbitrator in the case of disputes, and Anatel can determine a reference value according to regulatory criteria. From January 2013, the reference values set by Anatel comply with a “glide path”, which led to cost-oriented values to SMP operators, starting as from 2016. On February 24, 2017, considering the glide path provided for by Act No. 6,211/2014, VU-M were again reduced, depending on the Plano

Geral de Autorizações do Serviço Móvel Pessoal (PGA-SMP) Region, to approximately R$0.03 reais and, on February 24, 2018, it was reduced to R$0.01.

In December 2018, Anatel published the corresponding Acts Nos. 9,918/2018 and 9,919/2018, which determined the specific reference rates, effective as of February 2020. Before coming into force, Anatel started the revision of these acts and, on February 24, 2020, it published the new Acts Nos. 986/2020 and 987/2020.

Our radio frequency, or RF, authorizations for the 800 MHz, 900 MHz and 1,800 MHz bands that we use to provide PCS services started to expire in September 2007 and are renewable for one additional 15-year period, requiring payment at every two-year period equal to 2% of the prior year’s revenue net of taxes, by way of investment under the Basic and Alternative Service Plans, which are intended to increase telecommunications penetration throughout Brazil. Anatel has stated that the revenue on which the 2% payment is based should be calculated as including revenues derived from interconnection as well as additional facilities and conveniences. As a result, we are currently disputing these radio frequency, or RF, authorization renewal payments both administratively and judicially. Although there are administrative procedures still pending on analysis, Anatel has denied the Company’s appeals and issued Precedent No. 13, determining that revenues from interconnection as well as additional facilities and conveniences should be considered on the basis of the calculation of the price due to the renewal of the spectrum licenses. Judicially, the matter is also still under dispute. In December 2018, under Judgment No. 706 and No. 707, Anatel approved a new radiofrequency revenue segregation methodology to be applied. The application of this new methodology allows the segregation of significant market power revenues by the percentage of radiofrequency extended in relation to the total of existing radiofrequencies, both expressed in the amount of MHz.

We cannot assure that we will be able to fully comply with each of the applicable laws, regulations and authorizations or that we will be able to comply with future changes in the laws and regulations to which we are subject. These regulatory developments or our failure to comply with them could have a material adverse effect on our business, financial condition and results of operations.

As a telecommunications provider, we are subject to extensive legal and regulatory obligations in the performance of our activities which may limit our flexibility in responding to market conditions, competition and changes in our cost structure or with which we may be unable to comply.

Our business is subject to extensive government regulation, including any changes that may occur during the period of our authorization to provide telecommunication services. Anatel, which is the main telecommunications industry regulator in Brazil, regulates, among others: (i) industry policies and regulations; (ii) licensing; (iii) rates and tariffs for telecommunications services; (iv) competition; (v) telecommunications resource allocation; (vi) service standards; (vii) technical standards; (viii) quality standards; (ix) consumer rights; (x) interconnection and settlement arrangements; (xi) coverage obligations; and (xii) spectrum.

In addition to the rules set forth by Anatel, we are subject to compliance with various legal and regulatory obligations, including, but not limited to, obligations arising from the following: (i) PCS authorizations under which we operate our cellular telecommunications business; (ii) fixed authorizations (local, national long distance, international long distance and multimedia service) under which we operate our telecommunications business; (iii) limited private services authorization under which we operate a private network formed by point-to-point radio communication (radioenlaces); (iv) the Consumer Defense Code; (v) the General Telecommunications Law (amended by Law No. 13,879/2019); and (vi) the Data Protection Law (Law No. 13,709/2018, as amended).

In addition, we are also subject to national and international anti-corruption laws. We believe that we are currently in material compliance with our obligations arising out of each of the above referenced laws, regulations and authorizations.

Brazil is a highly competitive mobile market, having four companies operating networks with national coverage, plus other regional players and mobile virtual network operator, or MVNOs. Any potential deals involving such players is likely to be carefully analyzed by CADE and Anatel, on a state-by-state basis.

On December 14, 2020, the offer made by TIM, Vivo (Telefonica Brasil S.A.) and Claro (controlled by America Movil) the competitive bidding to acquire Oi’s mobile operations, which include subscribers, spectrum and mobile access sites, for R$16.5 billion (US$3.2 billion). The closing of such transaction is subject to the approval of Anatel and the CADE and is expected to occur by the end of 2021.

The approval, even with a weighted division of Oi’s assets between the buyers, is still being analysed by competent authorities, CADE and Anatel, as the deal generates different and complex circumstances for the telecommunications market.

Over the last few years, Anatel has instituted certain administrative processes against the Company and other Brazilian telecommunications providers to investigate certain alleged nonconformities related to quality goals and other regulatory obligations. In response to the initiation of such Anatel proceedings, the Company, as well as other active telecommunications companies in the Brazilian market, opted for the negotiation and conclusion of a Term of Conduct Adjustment, or TAC. The TAC aims at the remediation of the underlying causes of the ongoing administrative processes by setting commitments for conduct adjustment and investment on additional projects in general. The TAC was approved by Anatel on August 22, 2019, and on June 19, 2020, our Board of Directors approved the execution of the TAC by the Company. See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—PCS Regulation.”

We cannot assure that we will be able to fully comply with each of the applicable laws, regulations and authorizations or that we will be able to comply with future changes in the laws and regulations to which we are subject. Moreover, compliance with this extensive regulation, the conditions imposed by our authorization to provide telecommunication services and other governmental action may limit our flexibility in responding to market conditions, competition and changes in our cost structure. These regulatory developments or our failure to comply with them could have a material adverse effect on our business, financial condition and results of operations.

The Brazilian government under certain circumstances may terminate our authorizations or we may not receive renewals of our authorizations.

We operate our business under authorizations granted by the Brazilian government. As a result, we are obligated to maintain minimum quality and service standards, including targets for call completion rates, geographic coverage and voice accessibility, data accessibility, voice drop, data drop, data throughput, user complaint rates and completion rates to our call center. Our ability to satisfy these standards, as well as others, may be affected by factors beyond our control. We cannot assure that, going forward, we will be able to comply with all of the requirements imposed on us by Anatel or the Brazilian government. Our failure to comply with these requirements may result in the imposition of fines or other government actions, including, restrictions on our sales and, in an extreme situation, the termination of our authorizations in the event of material non-compliance.

Any partial or total revocation of our authorizations or failure to receive renewal of such authorizations when they expire would have a material adverse effect on our financial condition and results of operations.

These regulations may have an adverse effect on our financial results given the dynamics of our revenues and costs related to interconnection fees. In addition, Anatel may allow more favorable prices to operators without significant market power.

Actual or perceived health risks or other problems relating to mobile telecommunications technology could lead to litigation or decreased mobile communications usage, which could harm us and the mobile industry as a whole.

The effects of, and any damage caused by, exposure to electromagnetic fields has been and still is the subject of careful evaluation by the international scientific community, but until now there is no scientific evidence of harmful effects on health. We cannot rule out that exposure to electromagnetic fields or other emissions originating from wireless handsets will not be identified as a health risk in the future.

Our mobile communications business may be harmed as a result of these alleged health risks. These concerns could have an adverse effect on the wireless communications industry and, possibly, expose wireless providers, including us, to litigation.

In addition, although Brazilian law already imposes strict limits in relation to transmission equipment, these concerns may cause regulators to impose greater restrictions on the construction of base station towers or other infrastructure, which may hinder the completion of network build-outs and the commercial availability of new services and may require additional investments. The expansion of our network may be affected by these perceived risks if we experience problems in finding new sites, which in turn may delay the expansion and may affect the quality of our services.

Anatel Resolution No. 700/2018 sets limits of emission and exposure for fields with frequencies between 8.3 kHz and 300 GHz, and Anatel Act No. 458/2019 and Law No. 11,934/2009 establish limits related to the magnetic and electromagnetic emissions recommended by the World Health Organization and require that operators have to maintain a record of the measurements of the levels of the magnetic and electromagnetic emissions of each transmitting station.

Any of these or any other additional regulations could adversely affect our business, financial condition and results of operations. Government authorities could pass more restrictive regulation of wireless handsets and base stations as a result of these health concerns, or wireless companies, including us, could be held liable for costs or damages associated with these concerns, which could have an adverse effect on our business, financial condition and results of operation. We cannot assure you that further medical research and studies will refute a link between the mobile technology in question and these health concerns.

Risks Relating to Brazil

Risks related to Brazilian economic and political conditions may negatively affect our business.

Political conditions in Brazil may affect the confidence of investors and the public in general, as well as the development of the economy. Political crises have affected and continue to affect the confidence of investors and the general public, historically resulting in economic deceleration and heightened volatility in the prices of securities offered by companies with significant operations in Brazil. The recent economic instability in Brazil has contributed to a decline in confidence in the Brazilian market, as well as to a deteriorating political environment.

Presidential elections took place in 2018 and the first year of Jair Bolsonaro as president was marked by discussions over the reforms and political instability, whereas the second year of its presidential term was marked by attempts to deal with the current COVID-19 pandemic and consequent economic and social crisis. Despite the approval of the pension plan reform in 2020, the ability of the president and his team to implement new policies and other reforms may reduce investor and market confidence, and as a result we are unable to predict the country’s political and economic direction in coming years.

The Brazilian government has exerted significant influence over the Brazilian economy and continues to do so. This involvement may have an adverse effect on our activities, our business and on the market prices of our shares and ADSs.

The Brazilian government has frequently intervened in the Brazilian economy and occasionally made drastic changes in economic policy. To influence the course of Brazil’s economy, control inflation and implement other policies, the Brazilian government has taken various measures, including the use of wage and price controls, currency devaluations, capital controls and limits on imports and freezing bank accounts. We have no control over, and cannot predict what measures or policies the Brazilian government may take or adopt in the future. Our business, financial condition, revenues, results of operations, prospects and the trading price of our securities may be adversely affected by changes in government policies and regulations, as well as other factors, such as: (i) fluctuating exchange rates; (ii) inflation; (iii) interest rates; (iv) fiscal and monetary policies; (v) changes in tax regimes; (vi) liquidity in domestic capital and credit markets; (vii) economic, political and social instability; (viii) reductions in salaries or income levels; (ix) rising unemployment rates; (x) tax policies (including those currently under consideration by the Brazilian Congress); (xi) exchange controls and restrictions on remittances abroad; and (xii) other political, diplomatic, social or economic developments in or affecting Brazil.

Uncertainty regarding changes by the Brazilian government to the policies or standards that affect these or other factors could contribute to economic uncertainty in Brazil and increase the volatility of the Brazilian capital market and of securities issued abroad by Brazilian companies.

Additionally, interruptions in the credit and other financial markets, and the deterioration of the Brazilian and/or global economic environment may, among other effects: (1) have a negative impact on demand, which may reduce sales, operating income and cash flow; (2) decrease consumption of our products; (3) restrict the availability of financing for our operations or investments, or for the refinancing of our debt in the future; (4) cause creditors to modify their credit risk policies and restrict our ability to negotiate any of the terms of our debt in the future; (5) cause the financial situation of our clients or suppliers to deteriorate; or (6) decrease the value of our investments.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to our business and over our prices.

Our business is substantially affected by the tax regime in Brazil on telecommunications goods and services, as disclosed in detail in “Item 4. Information on the Company—B. Business Overview—Taxes on Telecommunications Goods and Services.”

In the past, the tax on financial operations, or IOF, was levied on investments made in the Brazilian financial and capital markets by foreign investors. However, since October 2014, any financial operation related to these foreign investments benefits from a 0% IOF tax rate.

Due to COVID-19, the IOF rates applicable to loans and financing operations were reduced to 0% by Decree No. 10.305, published on April 1, 2020. The 0% rate comprised the operations carried out between April 3, 2020 and November 26, 2020. Later, Decree No. 10.572, published on December 11, 2020, reduced the IOF rates applicable to the same operations mentioned from December 15, 2020 to December 31, 2020.

On July 1, 2015, Decree No. 8,426 came into effect. It restored the obligation of companies to pay Programa de Integração Social, or PIS, contributions and Contribuição Social para o Financiamento da Seguridade Social, or COFINS, contributions on financial revenues at a combined and cumulative rate of 4.65% (previously set at 0% by Decree No. 5,442/2005). From that date, all financial revenues became taxable, except for financial revenues related to exchange variations of: (i) exportation of goods and services; (ii) obligations undertaken by the company, including loans and financing. Revenues related to hedging transactions on stock exchange values, also maintain the tax rate at 0% as long as it is related to operating activities and the main objective is to protect the rights and goods of the company.

In March 2017, there was a favorable decision of the Brazilian Federal Supreme Court, or STF, published in October, on the composition of the calculation bases of PIS and COFINS. In summary, the court recognized the unconstitutionality of including the major tax applicable to goods and telecommunication services (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual, Intermunicipal e de Comunicação), or ICMS, in the calculation of PIS and COFINS, deciding in favor of its exclusion.

Provisional Measure No. 687, published on August 18, 2015 (and converted into Law No. 13,196, which was published on December 2, 2015) authorized the monetary adjustment, based on the IPCA, of the Contribution to the Development of the National Film Industry (Contribuição para o Desenvolvimento da Indústria Cinematográfica Nacional), or CONDECINE, which is a tax levied on telecommunications services with the objective of promoting the Brazilian audiovisual industry.

Since January 2018, the tax over Value-Added Services has increased with the inclusion of Value-Added Services revenues in the calculation of Municipal Tax on Services (Imposto Sobre Serviços), or ISS, due to Law No. 157/2016, which is a municipality tax which rates vary from 2% to 5%.

There have been relevant modifications in tax legislation in 2018. Since January, 2018, the tax incidence over Value-Added Services has increased with the inclusion of those receivables within the ISS basis of calculation due to Law No. 157/2016, which is a municipality tax with rates varying from 2% to 5%. Also, income tax and social contribution were regulated by Decree No. 3,000/1999 in addition to other federal laws and decrees. In December of 2018, this decree was substituted by Decree No. 9,580, which consolidates the main provisions related to income tax and social contribution.

Further changes in tax regulations, such as a possible tax reform already mentioned by the new Federal Government or the previously announced increase of the PIS and COFINS tax rates that the Federal Government was studying to implement in order to restore public accounts after the decision held by the STF authorizing companies to exclude the ICMS from the PIS and COFINS basis of calculation, could impact our financial assets and liabilities as well as our pricing, which could have a material adverse effect on our business, financial condition and results of operations.

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy and capital market, our business and operations and the market prices of our common shares or the ADSs.

In the recent past, Brazil has experienced high rates of inflation and the government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. The COVID-19 pandemic has increased market volatility, enhanced existing risks and, despite the resulting contraction of economic activity, the Brazilian economy was still subject to high inflation rates during 2020.

Uncertainty regarding certain future government fiscal measures which may be taken to reduce inflation could affect the confidence of investors and the market in general, and, consequently, affect our operating and financial results and increase volatility in the Brazilian capital markets.

Exchange rate movements and interest rate fluctuation may have an adverse effect on our business and the market prices of our shares or the ADSs.

Appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments, as well as to a dampening of export-driven growth. Any such appreciation could reduce the competitiveness of Brazilian exports and adversely affect net sales and cash flows from exports. Devaluation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products, which may result in the adoption of deflationary government policies. The sharp depreciation of the real in relation to the U.S. dollar may generate inflation and governmental measures to fight possible inflationary outbreaks, including the increase in interest rates, which reduces the purchasing power of consumers and raises the cost in the credit market. Devaluations of the real would reduce the U.S. dollar value of distributions and dividends on our common shares and ADSs and may also reduce the market value of such securities. Any such macroeconomic effects could adversely affect our net operating revenues and our overall financial performance.

We acquire equipment and handsets from global suppliers, the prices of which are denominated in U.S. dollars. Depreciation of the real against the U.S. dollar may result in a relative increase in the price of our equipment and handsets. Thus, we are exposed to foreign exchange risk arising from our need to make substantial dollar-denominated expenditures, particularly for imported components, equipment and handsets, that we have limited capacity to hedge. See “Item 5. Operating and Financial Review and Prospects.”

All our current indebtedness is denominated in foreign currency, mainly in U.S. dollars and subject to cross currency swaps that are tied to Brazilian floating interest rates. Any increase in the interbank deposit certificate (certificado de depósito interbancário), or CDI, rate may have an adverse impact on our financial expenses and our results of operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

The effects of the weak domestic economy could reduce purchases of our products and services and adversely affect our results of operations, cash flows and financial condition.

Although expectations for a strong global economy recovery, upon the lifting of the COVID-19 related restrictions due to the acceleration of vaccination campaigns worldwide, the expectations for domestic economic recovery are still low when compared to other countries, due to the slower vaccination rate and to concerns regarding the national fiscal policy. The Brazilian economy has gone through a steep recession in recent years, and there are uncertainties related to the approval of fiscal and political reforms, and to the new policies to be implemented by the current president.

The economy’s performance directly impacts our results of operations as a result of certain of our assets and liabilities being subject to inflation adjustment, and if inflation rises, disposable income of families may decrease in real terms, leading to lack of purchasing power among our customer base. In response to such tighter credit, negative financial news or declines in income or asset values, consumers and businesses may postpone spending, which could have a material adverse effect on the demand for our products and services. A loss of customers or a reduction in purchases by our current customers could have a material adverse effect on our financial condition, results of operations and cash flow and may negatively affect our ability to meet our growth targets.

We may be impacted by volatility in the global financial markets.

We are susceptible to swings in global economic conditions, typified most recently by difficult credit and liquidity conditions and disruptions leading to greater volatility, which is enhanced by continued tensions between the United States and other commercial partners, such as China. The global economy has largely recovered from the crisis of 2007, however markets remain subject to ongoing volatility factors including interest rate divergence, geopolitical events such as the consequences of Brexit and global growth expectations, and there is no assurance that similar conditions will not arise again. In the long term, as a consequence, global investor confidence may remain low and credit may remain relatively lacking. Hence, additional volatility in the global financial markets may occur.

In June 2016, the United Kingdom had a referendum in which the majority voted to leave the European Union (so-called “Brexit”), and the British government will continue to negotiate the terms of its withdrawal. The exit officially occurred on January 31, 2020. Brexit has created significant economic uncertainty in the UK and in Europe, the Middle East, and Asia. In addition, the terms of Brexit, once negotiated, could potentially disrupt the markets we serve and the tax jurisdictions in which we operate and adversely change tax benefits or liabilities in these or other jurisdictions, and may cause us to lose guests, suppliers, and employees. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the UK determines which EU laws to replace or replicate. These developments, as well as potential crises and other forms of political instability or any other as of yet unforeseen development, may harm our business and the price of our shares and ADSs.

The COVID-19 pandemic added a new source of uncertainty to global economic activity. Authorities around the world have taken measures to try to contain the spread of the disease, since the virus has spread globally. Restrictions will likely remain in place for the unforeseeable future, suppressing economic and social activities, if the contagion rate does not subside. The materialization of these risks has affected global growth and may decrease investors’ interest in assets located in Brazil and in other countries in which we do business, which has adversely affected the market price of our securities, possibly making it more difficult for us to access capital markets and, as a result, to finance our operations in the future.

Additionally, we are subject to impacts resulting from political tension between the United States, Iran and Iraq, as well as other related conflicts in the Middle East. If there is an escalation in tensions and sanctions between the United States, Iran, Iraq and possibly European countries, these tensions can generate political and economic instability around the world, directly impacting the capital market.

Developments and the perception of risk in other countries may adversely affect the Brazilian economy and market price of Brazilian issuers’ securities.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, European countries, as well as in other Latin American and emerging market countries. Although economic conditions in Europe and the United States may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Additionally, crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including our securities. This could adversely affect the market price of our securities, restrict our access to capital markets and compromise our ability to finance our operations in the future on favorable terms, or at all.

In the recent past, there was an increase in volatility in all Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets, the increasing risk aversion to emerging market countries, and uncertainties regarding Brazilian macroeconomic and political conditions. These uncertainties adversely affected us and the market value of our securities.

In addition, we continue to be exposed to disruptions and volatility in the global financial markets because of their effects on the financial and economic environment, particularly in Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability.

Disruption or volatility in the global financial markets could further increase negative effects on the financial and economic environment in Brazil, which could have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to our Common Shares and the ADSs

Our controlling shareholder has power over the direction of our business.

Telecom Italia, through its ownership of TIM Brasil Serviços e Participações S.A., or TIM Brasil, our controlling shareholder, has the ability to determine actions that require shareholder approval, including the election of a majority of our directors and, subject to Brazilian law, the payment of dividends and other distributions. Telecom Italia’s single largest shareholder is Vivendi, which is able to exercise significant influence over Telecom Italia. Telecom Italia may pursue acquisitions, asset sales, joint ventures or financing arrangements or may pursue other objectives that conflict with the interests of other shareholders and which could adversely affect our business, financial condition and results of operations.

Holders of our ADSs are not entitled to attend shareholders’ meetings and may only vote through the depositary.

Under Brazilian law, only shareholders registered as such in our corporate books may attend shareholders’ meetings. All common shares underlying our ADSs are registered in the name of the depositary. A holder of ADSs, accordingly, is not entitled to attend shareholders’ meetings. Holders of our ADSs may exercise their limited voting rights with respect to our common shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders. For example, we are required to publish a notice of our shareholders’ general meetings in certain newspapers in Brazil. Holders of our shares can exercise their right to vote at a shareholders’ general meeting by attending the meeting in person or voting by proxy. By contrast, holders of our ADSs will receive notice of a shareholders’ general meeting by mail from the ADR depositary following our notice to the ADR depositary requesting the ADR depositary to do so. To exercise their voting rights, ADS holders must instruct the ADR depositary on a timely basis. This voting process will take longer for ADS holders than for direct holders of our shares.

We cannot assure you that holders will receive the voting materials in time to ensure that such holders can instruct the depositary to vote the shares underlying their respective ADSs. In addition, the depositary and its agents are not responsible for failing to carry out holder’s voting instructions or for the manner of carrying out your voting instructions. This means that holders may not be able to exercise their right to vote and may have no recourse if our shares held by such holders are not voted as requested.

Holders of our ADSs or common shares in the United States may not be entitled to participate in future preemptive rights offerings.

Under Brazilian law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally allow holders of our ADSs or common shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the SEC with respect to that future issuance of shares or the offering qualifies for an exemption from the registration requirements of the Securities Act. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether to file such a registration statement. We cannot assure holders of our ADSs or common shares in the United States that we will file a registration statement with the SEC to allow them to participate in a preemptive rights offering. As a result, the equity interest of those holders in us may be diluted proportionately.

Cash dividends, interest on shareholders’ equity and other cash distributions, as well as judgments seeking to enforce our obligations in respect of our shares or ADSs in Brazil will be payable only in reais.

We pay any cash dividends, interest on shareholders’ equity and any other cash distributions with respect to our common shares in reais. Accordingly, exchange rate fluctuations affect the U.S. dollar amounts received by the holders of ADSs on conversion by the depositary of dividends and other distributions in Brazilian currency on our common shares represented by ADSs. Fluctuations in the exchange rate between Brazilian currency and the U.S. dollar affects the U.S. dollar equivalent price of our common shares on the Brazilian stock exchanges. In addition, exchange rate fluctuations may also affect our dollar equivalent results of operations. See “Item 5. Operating and Financial Review and Prospects.”

If proceedings are brought in the courts of Brazil seeking to enforce our obligations with respect to our shares or ADSs, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under our shares or the ADSs. See “—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian real.

Holders of ADSs or common shares could be subject to Brazilian income tax on capital gains from sales of ADSs or common shares.

According to Article 26 of Law No. 10,833 of December 29, 2003, which came into force on February 1, 2004, capital gains realized on the disposition of assets located in Brazil by non-Brazilian residents, whether or not to other non-residents and whether made outside or within Brazil, are subject to taxation in Brazil. Since January 1, 2017, the rate of the income tax on capital gains accrued by non-Brazilian resident individuals may vary between 15% and 22.5% depending on the capital gain amount. Ultimately, a 25% rate may apply if the capital gain is realized by investors located at Low or Nil Tax Jurisdictions (i.e., a country that does not impose any income tax or that imposes tax at a maximum rate of less than 20% or 17%, depending if the country is aligned with the international standards of fiscal transparency). Although we believe that the ADSs will not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833/2003, considering its general and unclear scope and the absence of any judicial guidance in respect thereof, we are unable to predict whether such interpretation will ultimately prevail in the Brazilian courts. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations.”

Gains realized by non-Brazilian holders on dispositions of common shares in Brazil or in transactions with Brazilian residents may be exempt from Brazilian income tax, or taxed at a rate that may vary between 15% and 25%, depending on the circumstances. Gains realized through transactions on Brazilian stock exchanges are exempt from the Brazilian income tax, provided that the transactions are carried out in accordance with the Brazilian National Monetary Council’s (Conselho Monetário Nacional), or CMN’s, Resolution CMN 4,373 (that replaced Resolution CMN 2,689) and the foreign investor is not located in Low or Nil Tax Jurisdictions. Gains realized through transactions with Brazilian residents or not executed on the Brazilian stock exchanges are subject to tax at a rate (1) that may vary between 15% and 22.5% depending on the capital gain amount if the investors are located in regular taxation jurisdictions, or (2) of 25% if the capital gain is realized by investors located in Low or Nil Tax Jurisdictions.

Please refer to “Item 10. Additional Information––E. Taxation––Brazilian Tax Considerations––Taxation of Gains.”

An exchange of ADSs for common shares risks loss of certain foreign currency remittance and Brazilian tax advantages.

The ADSs benefit from the certificate of foreign capital registration, which permits J.P. Morgan Chase Bank, N.A., or J.P. Morgan, as depositary, to convert dividends and other distributions with respect to common shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for common shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution CMN 4,373, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration.

If holders of ADSs do not qualify under Resolution CMN 4,373, they will generally be subject to less favorable tax treatment on distributions with respect to our common shares. There can be no assurance that the depositary’s certificate of registration or any certificate of foreign capital registration obtained by holders of ADSs will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the ADSs may not be imposed in the future.

Brazilian law allows for the Brazilian government to impose temporary restrictions, whenever there is a significant imbalance in Brazil’s balance of payments or a significant possibility that such imbalance will exist, on the remittance to foreign investors of the proceeds of their investments in Brazil, as well as on the conversion of the real into foreign currencies. The Brazilian government may, in the future, restrict companies from paying amounts denominated in foreign currency or require that any such payment be made in reais.

If similar restrictions are introduced in the future, they would likely have an adverse effect on the market price of our shares and ADSs. Such restrictions could hinder or prevent the holders of our shares or the custodian of our shares in Brazil, J.P. Morgan, from remitting dividends abroad.

A more restrictive policy could also increase the cost of servicing, and thereby reduce our ability to pay, our foreign currency-denominated debt obligations and other liabilities. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our common shares, shares and ADSs.

Item 4.	Information on the Company

A.       History and Development of the Company

Basic Information

TIM S.A., formerly known as Intelig Telecomunicações Ltda., a publicly held company (sociedade anônima) organized under the laws of the Federative Republic of Brazil, incorporated in the Federative Republic of Brazil for an indefinite period on March 9, 1998.

Our headquarters are located at João Cabral de Melo Neto Avenue, 850 – South Tower – 12th floor, 22775-055 Rio de Janeiro, Brazil and our telephone number is +55 (21) 4109-4167.

Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://sec.gov. Our web site address is http://www.tim.com.br. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report.

Historical Background

In July 1998, as part of the privatization of Telebrás, the Brazilian state-owned telecommunications monopoly, the Federal Government sold substantially all its shares of the 12 holding companies into which Telebrás had initially been broken up, including its shares of Tele Sudeste Celular Participações S.A., or TSU, and Tele Nordeste Celular Participações S.A., or TND. Following a series of acquisitions, corporate reorganizations and corporate name changes, TSU and TND merged to form TIM Participações in 2004.

We continued to expand and restructure our operations through a series of corporate reorganizations, mergers, acquisitions and name changes, and we are currently held, directly and indirectly, by Telecom Italia (which began operating in Brazil in 1998 as Telecom Italia Mobile) through its wholly owned subsidiary, TIM Brasil, formed in 2002 as the holding company of Telecom Italia’s operating companies in Brazil. In turn, the single largest shareholder of Telecom Italia is Vivendi, which is able to exercise significant influence over Telecom Italia. In 2019, Telecom Italia delisted all of its U.S. listed securities and deregistered from the SEC, having filed Form 15F on July 9, 2019. See “—C. Organizational Structure” for a description of our current corporate structure and Exhibit 8.1 attached hereto for a list of our significant subsidiaries as of the date of this annual report.

In 2009, the acquisition of Holdco Participações Ltda., or Holdco, holder at the time of 100% of Intelig’s capital, was approved and Intelig became a wholly owned subsidiary of TIM after this transaction. The acquisition of Intelig (known since September 2017 as TIM S.A.) brought material advantages through significant synergies with its network, such as its metropolitan optimal fiber network and its large backbone that allowed us to accelerate the development of our 3G network and generate significant operational cost savings.

In 2011, TIM Celular, which merged into the Company as a result of the Reorganization, entered into an agreement with Companhia Brasiliana de Energia and AES Elpa (the AES Group in Brazil) for the purchase of all of AES Elpa’s equity interests in Eletropaulo Telecomunicações and 98.3% of the interest of AES RJ, or the AES Atimus Acquisition. In connection with the acquisition, Eletropaulo Telecomunicações changed its corporate name to TIM Fiber SP Ltda., or TIM Fiber SP, and AES RJ changed its corporate name to TIM Fiber RJ S.A., or TIM Fiber RJ. Both entities were collectively referred to as TIM Fiber. In accordance with the corporate reorganization of TIM Fiber, TIM Fiber RJ and TIM Fiber SP were merged into TIM Celular in 2012, which was the former entity that used to own and operate the fiber optic network in metropolitan São Paulo and Rio de Janeiro (and which, as discussed below, itself was merged into the Company in October 2018 as a result of the Reorganization). The purpose of this reorganization was to simplify our organizational structure and improve the administrative, operational and financial efficiency of the companies controlled by us.

In 2013, Instituto TIM was founded with the mission to create and strengthen resources and strategies for the democratization of science, technology and innovation that promote human development in Brazil. In order to accomplish this mission, the Institute works around four pillars: Education, Inclusion, Technological Applications and Work, encouraging the democratization of free technological solutions and the creation of innovative approaches to the teaching of science and mathematics in Brazil.

On July 25, 2017, TIM’s Board of Directors approved the corporate reorganization, or the Reorganization, of its subsidiaries TIM Celular and Intelig. On September 6, 2017, as the first phase of the Reorganization, Intelig altered its articles of association to change the company from a limited liability company to an unlisted limited liability corporation, and to change its corporate name to TIM S.A.

As will be discussed in more detail below (see “—C. Organizational Structure”), in October 2018, the reorganization resulted in the merger of TIM Celular into the Company. This merger achieved its objective of capturing operating and financial synergies, through the implementation of a more efficient operating structure, as well as accounting and internal control systems.

In 2018, Instituto TIM was acknowledged by the Ministry of Justice in Brazil as a qualified Civil Society Organization of Public Interest, or OSCIP, which reinforced the commitment to transparency in the activities of the Institute. This achievement also brings more credibility and confidence to expand the network of partners and institutions that wish to take part in the projects supported by the TIM Institute.

On July 29, 2020, the shareholders of TIM Participações (our former parent holding company) and the shareholders of the Company approved, by majority of votes, the merger of the first into the latter, pursuant to the terms of the Protocolo e Justificação de Incorporação. On July 29, 2020, the boards of directors of each of TIM Participações and the Company approved the execution of a Merger Agreement (protocolo de incorporação) with the Company. TIM Participações merged with and into the Company, previously a wholly owned subsidiary of our former parent holding company TIM Participações (the “Merger”), which became effective on September 28, 2020. Consequently, TIM Participações, our former parent holding company, was merged into the Company as a result of the Merger. The common shares of TIM Participações had been listed on the Novo Mercado segment of the B3 S.A. – Brasil, Bolsa, Balcão, or the B3, since 2011. In order to be listed on the Novo Mercado, we are required to comply with heightened requirements relating to corporate governance and the disclosure of information to the market and we are not permitted to issue preferred shares, participation bonuses or any kind of shares with restricted voting rights. On September 28, 2020, as a result of the Merger, TIM Participações ceased to exist, and TIM continued as the surviving corporation in the Merger, with TIM succeeding to all rights and obligations of TIM Participações pursuant to Brazilian corporate law and TIM became the successor registrant under Rule 12g-3(a) under the Exchange Act. On September 28, 2020, the B3 approved the listing of the Company and the admission to trading of its shares on the Novo Mercado. On September 28, 2020, TIM filed a form 6-K pursuant to Rule 12g-3(a) promulgated under the Exchange Act to report this succession in accordance with Rule 12g-3(f) promulgated under the Exchange Act. Pursuant to Rule 12g-3(a) under the Exchange Act, TIM common shares and TIM ADSs, as common shares and ADSs of the successor issuer, were deemed registered under Section 12(b) of the Exchange Act. TIM Participações S.A.’s common shares and ADSs continued to be traded until October 13, when Company’s common shares and ADSs started to trade on the B3 and the NYSE, respectively. See “Item 9. The Offer and Listing—A. Offer and Listing Details.”

On December 14, 2020, TIM along with CLARO and VIVO, was declared the winner of the competitive process of the sale of assets of the mobile telephony operation (Personal Mobile Service) of the OI Group. The acquisition process is under evaluation of CADE.

2020 Important Events

Merger of TIM Participações S.A.

On July 29, 2020, the boards of directors of TIM Participações and of the Company approved the Merger, which became effective on September 28, 2020. The Merger was part of a reorganization of TIM’s corporate group. The business carried out by TIM following the Merger was the same as the business previously carried out by TIM Participações prior to the Merger. Upon the consummation of transaction and the approval of the listing of Company’s common shares and ADSs by B3 and NYSE, respectively, TIM Participações S.A.’s shareholders received one share of the Company in exchange for each TIM Participações share that they held, in accordance with the terms of the Merger Agreement.

Capital Expenditures

Capital expenditures totaled R$3,891 million in 2020, up 1.0% as compared to 2019, as found in the Industrial Plan 2020-2022. This increase was due to investments to expand coverage, installing more equipment and fiber.. Approximately 92% of capital expenditures were dedicated to infrastructure, mainly transportation network projects, 4G technology and information technology. The actual amount and timing of our future capital expenditures may be affected by foreign exchange oscillations and other impacts from financial or economic crisis, such as the one arising from the spread of COVID-19. For a detailed breakdown of our capital expenditures in 2018, 2019 and 2020 and those currently in progress, as well as the total amount each year and method of financing, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Uses of Funds—Material Capital Expenditures” and “—Sources of Funds.”

On March 16, 2020, we released our Industrial Plan for 2020-2022, which demonstrates our transformation as a result of the execution of our previous Industrial Plans. These changes include, notably, network improvements and an improved customer experience, as recognized by independent third parties, and ongoing innovations in network evolution, including 5G trials, multiple-input multiple-output technology, or Massive-MIMO, repurposing frequency bands that have historically been allocated for 2G mobile services and that are being migrated to other frequencies

(known as refarming), and the Vivo MoU (see Item 4. Information on the Company—B. Business Overview—Our Business). Through specific and disciplined investments in new technologies and processes, we seek to reach a position that allows us to act on new opportunities to sustain revenue growth, increase profitability, develop our infrastructure and expand cash flow generation. We focus on improvement of returns on investment as well as customer experience maximization, but we are also committed to our role in society by promoting environmental, social and governance initiatives that will result in a positive transformation for all stakeholders.

We expect that IT initiatives such as big data evolution, the rollout of “next best action,” or NBA, cognitive systems, and application and architecture review in a two-year time frame will advance our IT in a manner that will provide us with an enhanced view of our customers’ lifecycle and consumption patterns, as well as allowing for faster time-to-market, development of new capabilities, process automation, and increased efficiency. Our approach to investment in our network has a five-part focus, as follows: data growth, 5G ready, IoT, fixed broadband, and new initiatives. The benefits expected are network decommissioning savings, a convergent architecture, fixed wireless access improvement, network densification, innovative solutions and new IoT business opportunities.

The capital expenditure expected to support the Industrial Plan for 2021-2023 is approximately R$13.0 billion, considering TIM S.A. operation on a standalone approach, and R$13.5 billion considering the combination with the UPI Oi Mobile Assets for that three-year period. Some smart capital expenditure initiatives in development our infrastructure are disruptive business models, with the usage of new technologies to achieve localities that were not financially viable or the Massive-MIMO technology; network sharing agreements.

In addition to the assumptions listed above, the process of integrating Oi’s mobile assets, acquired in accordance with the Material Facts published on the market on December 14, 2020 and January 29, 2021, but still pending approval by regulatory bodies, will significantly transform our results, which is why we present a long-term vision focused on the continuity of our operations considering the impacts of the merger.

Recent Developments

FiberCo Formation and Sale of Equity Interest

On December 10, 2020, our Board of Directors approved the formation of FiberCo Soluções de Infraestrutura Ltda., or FiberCo, in preparation for a possible future segregation of assets and provision of fiber infrastructure services. This process is one of the intermediate steps in the transformation of our broadband services, and it aims to create an open fiber infrastructure vehicle to allows us to attract a strategic partner as a shareholder of FiberCo. We expect FiberCo to operate in the wholesale market and to provide fiber connectivity services for last-mile and transport network, for all market operators, with the Company as an anchor customer. We expect FiberCo to allow us to achieve the expected growth in the Brazilian fiber market in the coming years, taking advantage of the open network approach and a focused operating model. This transaction aims to accelerate the growth of the residential broadband business and unlock additional value from our existing infrastructure. Accordingly, on March 3, 2021, we entered into an exclusivity agreement with IHS Brasil Participações Ltda., or IHS, a large and diversified provider of telecommunications infrastructure, to negotiate the terms and conditions for the acquisition of equity interest, by IHS, in FiberCo. As of the date of this annual report, this negotiation is still ongoing.

TIM and Vivo new sharing agreement

In September 2020, the competent authorities (Cade and Anatel) approved the new sharing agreement established between TIM and VIVO, for: (i) sharing of the 2G network, allowing one operator to switch-off its 2G network, where both parts are currently present, and the remaining operator will provide “roaming like” services for both customer base; and (ii) establish new infrastructure sharing agreements for the 3G and 4G network (Single-Grid), directed to cities with fewer than 30,000 inhabitants, which in the future may be expanded to larger cities. We believe that implementing the concepts set forth therein will result in synergies and efficiencies that could help support us in continuing to provide innovative and standard-setting offerings and services, as well as synergies and efficiencies in the allocation of investments and operating costs.

TIM and Fiat Chrysler Automóveis (FCA) connected cars partnership

In October 2020, TIM and Fiat Chrysler Automóveis (FCA) have established a partnership to offer connectivity solutions embedded in vehicles of the Fiat, Jeep and RAM brands in Brazil from the first half of 2021. As part of the global strategy of developing ecosystems for connected services and to enhance the digital experience of customers, future FCA launches in the country will rely on eSIM, with the LTE coverage quality and TIM's IoT network. As a result, future FCA vehicle launches in Brazil will have access to native Wi-Fi onboard eSIM and the cars’ active and real-time communication with the user, the FCA and the dealer network. In addition to such features, this technology will focus on safety, allowing remote identification of possible vehicle failures with the possibility of more agile and accurate diagnoses.

Also in October 2020, TIM announced a partnership with TIP (Telecom Infra Project), for developing OpenRAN (Open Radio Access Network) technology by means of the Open Field Program. The initiative will be hosted by INATEL (Instituto Nacional de Telecomunicações) in the city of Santa Rita do Sapucaí, in the state of Minas Gerais, Brazil. The goal is to create an adequate environment (living lab) to test, validate and accelerate products and new functionalities of open and disaggregated technologies solutions for Radio Access Network, by performing network testing, product validation, feature analysis and recommendation based on friendly users’ usage and feedback. The program is scheduled to begin in 2021, and will last until 2022.

Partnership with C6 Bank

On March 26, 2020 we entered into a commercial agreement with Banco C6 S.A. (“C6 Bank”), pursuant to which we have been granted, on February 1, 2021, the right to subscribe an indirect equity interest of approximately 1.4% in C6 Bank through the exercise of subscription bonuses, subject to certain agreed upon thresholds.

Oi Group’s Mobile Assets Acquisition

On March 10, 2020, we disclosed to the market that we, jointly with Telefônica Brasil S.A. (VIVO), expressed to Bank of America Merrill Lynch, or “BofA”, Oi Group’s financial advisor, our interest in a potential joint acquisition of Oi Group’s UPI mobile business, in whole or in part, so that, in the event of the completion of the operation, each of the interested parties would receive a portion of that business.

 We believe that the transaction would have the potential to add +14.5 million clients, +7.2 thousand sites and towers, +49 MHz of spectrum to our operations, enabling us to close historical operational and structural gaps, generating benefits for our customers and shareholders, by accelerating our growth, increasing operational efficiency and quality of service.

On July 18, 2020, we submitted, together with VIVO and Claro S.A. (CLARO) a binding offer to Oi Group for the acquisition of the totality of the mobile assets operation of the Oi Group, or the UPI Mobile Business, as revised on July 27, 2020 and September 7, 2020. The latter was accepted by Oi Group on December 14, 2020.

Pursuant to our offer, the total amount of the transaction is R$16.5 billion plus the value of the compensation offered to the Oi Group for certain take-or-pay data transmission capacity agreements, to be executed at the time of the closing of the transaction. Such agreements have a net present value corresponding to approximately R$819 million as of December 31, 2020. The R$16.5 billion amount includes R$15.7 billion related to the base price of the offer and R$756 million corresponds to transition services to be rendered for up to twelve months by Oi Group, of which TIM will be responsible for R$318 million. We expect to disburse R$7.3 billion, or 44% of the total base price and transition services. Concerning the capacity agreements, we expect to be responsible for payments of approximately R$476 million, or 58% of the net present value of the agreements.

B.       Business Overview

Market Characteristics

The telecommunications sector in Brazil is marked by strong competition and by the effective regulation of Anatel, whose mission is “to promote the development of the country’s telecommunications, in order to provide it with a modern and efficient telecommunications infrastructure, capable of providing the society with adequate, diversified and fair prices throughout the entire national territory.”

The mobile market has been characterized by the process of migration from prepaid to hybrid (Control plans) and postpaid plans. This movement can be seen as a result of the growing demand for access to data, driven by use of OTT solutions to communicate at no extra cost, and content services. At the same time, the operators sought to retain their customers with offers that are characterized by recurrent consumption and, consequently, of revenue, in line with the strategy of offering more for more.

In 2020, the sector also reflected the tendency toward increased data consumption, requiring operators to adapt their networks and face the challenge of delivering an increasingly robust infrastructure in an environment of more rational investments. Additionally, the industry was marked by increased integration of digital services into portfolios in order to monetize offerings.

Finally, the growing demand for fixed broadband and the strong migration to higher speed service offerings (especially for ultra-broadband, with speeds above 34Mbps) reflected the new perception of Internet access as an essential asset for the population.

Mobile Market Developments

The following table shows the data of Brazilian mobile market during the periods presented.

	2020	2019	2018
Brazilian wireless subscriber base (million)(1)	234.1	226.7	229.2
Prepaid lines (million)	114.7	116.8	129.6
Postpaid lines (million)	119.2	109.8	99.6
Estimated total penetration (%)(2)	97.2	96.9	109.9

(1)	Source: Anatel
(2)	Based on information published by Anatel and IBGE/IPC Maps (December 2020).

Differently from the dynamics perceived on previous years, Brazilian mobile market reported a growth of 3.3% year-on-year (“YoY”). The total base growth pace has been observed for the last time in 2015, when postpaid segment began its consolidation. During 2020, postpaid net additions reached 9.6 million users (63% were human postpaid lines) and surpassed the 2.3 million drop in prepaid users for the first time in five years. With the contraction of the prepaid customer base by 1.9% over the course of 2020, it no longer represents the market’s largest component, constituting 49% of total subscriber base as of December 31, 2020, as compared to 52% as of December 31, 2019. The significant reduction in the overall number of prepaid users is mainly due to acceleration in users consolidating multiple SIM cards to a single one, high penetration of mobile service and the rapid substitution of voice with data usage, resulting in a decrease in the so-called “community effect,” where consumers value a telecommunications system more as more users adopt it. The postpaid segment, however, experienced an increase of 8.8% during 2020, achieving 51% of total subscriber base as of December 31, 2020, as compared to 48% as of December 31, 2019, driven by operators’ efforts to monetize their customer base, offering more data, content and digital services, and the migrations from prepaid to Control plans, and from entrance plans to postpaid.

Mobile Competitors

TIM is the brand name under which we market our mobile telecommunications services, offering 5G DSS, 4G, 3G and GSM technologies. Currently, our subsidiaries hold mobile licenses for each of the ten wireless areas of Brazil recognized by Anatel, making us a mobile operator in Brazil offering complete nationwide coverage. In two of our ten areas we are the Telebrás legacy provider. See “—A. History and Development of the Company—Historical Background.” Our network covers approximately 96% of the country’s population based on Anatel’s coverage criteria.

In addition to TIM, there are three other major participants in the Brazilian mobile market that offer nationwide coverage in all Anatel wireless areas: Vivo, Claro and Oi.

The Brazilian mobile telecommunications industry is highly competitive. Any adverse effects on our results and market share from competitive pressures will depend on a variety of factors that cannot be precisely assessed and are beyond our control. Among such factors are our competitors’ size, experience, business strategies and capabilities, the prevailing market conditions and the applicable regulations.

Other Competition

We also compete with landline telephone service providers, of which the incumbent providers in Brazil (Oi, Vivo and Embratel Participações S.A. (owned by America Movil), as well as Algar Telecom, a regional incumbent), and some other relevant players (GVT, acquired by Vivo, and Net Serviços de Comunicação S.A., owned by America Movil), offer packages including voice (both fixed line and mobile), broadband and pay-TV services in bundled offers. Landline providers are, however, required to offer their services to unaffiliated mobile providers on the same basis they are offered to affiliated mobile providers. Our acquisition of Intelig (now known as TIM S.A.) and AES Atimus (later TIM Fiber, which was merged into TIM Celular in 2012, and TIM Celular was merged into the Company in 2018) broadened our participation in the fixed telecommunication sector.

We compete in the corporate telephony business with Nextel, a former provider of digital trunking (based on push-to-talk technology which was discontinued during 2018), or specialized mobile services (serviço móvel especializado), or SME, and currently a regular mobile provider, (significant market power only), using 3G and 4G technology in some regions. Nextel became the fifth mobile telecommunications competitor, but its network deployment was focused mainly in the states of São Paulo and Rio de Janeiro. In 2014, Nextel also entered into a national roaming agreement with Vivo, whereby Nextel’s significant market power customers can use Vivo’s 2G and 3G mobile network in regions where Nextel does not have coverage. In 2019, Nextel Brazil was acquired by Claro S.A.

On November 6, 2018, Anatel issued Resolution No. 703/2018, which established new maximum limits for the amount of spectrum bandwidth that a single telecommunications service provider of collective interest, as well as its affiliates, subsidiaries or controller company, when operating in the same municipality, may hold on a primary basis. This regulatory change increases the competitive environment of the sector and facilitates consolidation of operations among the main players in the market.

Our Business

We are a telecommunications company that offers mobile voice and data services, broadband Internet access, Value-Added Services, and other telecommunications services and products.

TIM is recognized for its strong brand and for its reputation as an innovative and disruptive company capable of setting new consumption standards for the market. Our proactive approach allows the Company to be in a leading position in the transformation of the telecommunications business model. The change in consumer profiles and the emergence of new technologies foster a rupture in the telecommunications industry based on the consumption of digital data, content and services.

The Company is characterized by its pioneering and innovative offerings, among a complete portfolio for individuals as well as corporate solutions for small, medium and large companies. Besides traditional voice and data services, TIM offers a fixed-line ultra-broadband service, TIM Live, WTTx technology through Ultrafibra service, and is starting to offer IoT solutions, with successful examples in agribusiness.

The Company also offers a variety of digital content and services in its portfolio of packages, increasing for its clients the day-to-day functionality of their mobile devices. The ability to manage a complete and varied portfolio gives TIM the possibility to offer customized packages to its customers and to provide offers bundling services, like voice and data, to customers in certain regions.

In 2020, TIM maintained a position as a competitive player in the postpaid segment, with “TIM Black” tariff plans, providing a better service usage experience and continuously innovating offerings, which have differentials like data rollover and international roaming (data package for use in the Americas). The biggest 2020 postpaid launch was the “new TIM Black Família”, with innovative flexible bundle for streaming subscription where the customer can choose between Netflix, HBO GO or YouTube Premium in their plan. We’ve also included a new data package for international roaming to use in the Americas, a better customer service with new channels available for customers such as voice message in WhatsApp and the option to schedule customer service in store, and a new app experience with an online store where customers can buy premium streaming services, like a “one-stop-shop”. We also made innovations in our portfolio of control and prepaid offerings. In the control segment, which tends to be a gateway to postpaid plans, we were the first to offer a new tariff plan, the TIM Social Networks Control plan (TIM Controle Redes Sociais), with unlimited access to social networks, unlimited calls to any operator, plus data and digital services packages. We believe we continue to be a valued leader in the prepaid plan segment and to offer innovative and complete packages, aiming to increase loyalty among our customer base.

On July 23, 2019, the Company and Telefônica Brasil also entered into a memorandum of understanding, or the Vivo MoU, to start negotiations regarding: (i) sharing of a single-grid 2G network; (ii) establishment of new infrastructure sharing agreements for the 4G network in 700Mhz, directed to cities with fewer than 30,000 inhabitants, which in the future may be expanded to larger cities; (iii) other network sharing opportunities in other frequencies and technologies; and (iv) other opportunities in efficiency and cost reduction in operations and network maintenance. We believe that implementing the concepts set forth in the Vivo MoU will result in synergies and efficiencies that could help support us in continuing to provide innovative and standard-setting offerings and services, as well as synergies and efficiencies in the allocation of investments and operating costs.

On March 26, 2020, the Company and C6 Bank concluded negotiations regarding a strategic partnership with the objective of developing combined offers with special benefits for their customer bases, combining in an innovative manner digital banking and telecommunications services. The agreement also provides for the possibility of exploring sales and payment channel synergies, expanding the distribution of offers and optimizing costs. This agreement does not create a joint venture, but we have been granted, on February 1, 2021, the right to acquire an indirect equity interest of approximately 1.4% in C6 Bank through the exercise of subscription bonuses, subject to certain agreed upon thresholds.

TIM seeks to follow the desire of its consumers, considering them at the center of the Company’s decision making, based on: (i) innovation, which is in the DNA of the Company and will continue as a priority, with new plans, offers, partnerships and technologies; (ii) quality, which is the basis for acquiring the customer’s loyalty and for the expansion of its life cycle; and in the (iii) user experience, which is the strategic pillar of convergence of all others, establishing a new relationship with customers and acting in a way that everyone receives the best experience, great services and a transparent relationship with the Company.

Competitive Strengths

We believe that our robust network infrastructure, our innovative approach, our brand recognition and our widespread sales network, position us well to capitalize on opportunities in the telecommunications industry in Brazil and meet the constantly changing demands of the mobile telecommunications market. We believe that our main strengths include:

High quality services

Since national coverage and quality had improved quite substantially over the last few years, Anatel also has shifted its focus. The prior focus was service quality from a broader, state-oriented perspective and now, Anatel is taking a local perspective, concentrating its efforts on smaller geographic areas like cities, especially those where service is still considered poor. In the final quarter of 2017, Anatel proposed the Quality of Telecommunications Services Regulation (Regulamento de Qualidade dos Serviços de Telecomunicações), or RQUAL, which, following public consultation No. 29/2017, was approved in December 2019 (Resolution No. 717/2019) and is expected to enter into force in 2022. RQUAL is based on responsive regulation and will apply to all telecommunication services (mobile, fixed, fixed broadband and payTV) on a municipal level and sets forth new obligations for service providers, such as a user compensation model and a mandatory ombudsman, and grants customers additional rights including the customer’s possibility of terminating their service agreement without penalty in case of poor service quality. For more information on the new quality regulation, see “—Regulation of the Brazilian Telecommunications Industry—Quality Management Regulation.”

Accordingly, TIM has also started tracking its quality indicators and focusing on service quality at the city level, in order to assure an even more rigorous review of the customer experience. Following the contribution period, TIM continues to monitor municipalities outside the Anatel threshold (“critical”) and has already started simulating the new indicators set forth in Resolution No. 717/2019.

The results of this local focus are demonstrated in the solid improvements of Anatel’s quality metrics over the last years. As a highlight, the Company has been able to maintain positive results in 3G/4G data-related indicators due to the rapid expansion of our coverage, in particular in 4G, where we are the leading telecommunications company by number of cities covered, according to the Anatel website (www.anatel.gov.br). Anatel’s latest release, which includes data up to the third quarter of 2019, indicates that TIM was the company with the lowest number of critical municipalities.

TIM also demonstrated a strong performance of its LTE technology in data usage, wide coverage and availability. The TIM 4G network received higher measurements, when viewed against other test of 4G networks, in the Brazilian market on the SpeedTest platform. These results are important given the strong demand by TIM customers for this technology in 2020. At the end of 2020, approximately 90% of TIM’s data traffic was carried out by the 4G network, up by 5 p.p. when compared to the previous year.

It is also worth mentioning that the results of digital transformation initiatives continue to expand and, during 2020, presented solid results. Given the impacts of the COVID-19 pandemic, society demanded even more network capacity and digital solutions. This demand meets the strategy TIM has adopted for several years to seek digital evolution and the constant network development, aiming to ensure innovative solutions, quality and availability of services, offering a superior customer experience and strengthening the Company’s positioning in the market. We believe that the digital transformation of our services must take place on several fronts, from the sale and activation of the line, to post-sale and the so-called “self-caring”, meaning the digital service portals that allow customers to manage profiles and subscriptions, billing, collection, and payment.

Even in a challenging year, our digital channels’ positive results and the excellence of services offered to our customers confirm the business decisions made during such period were appropriate, prove our capacity to adapt to adverse situations and, reinforce our purpose of “evolving together, with courage, transforming technology into freedom”.

Customer service is one particular area in which digitalization – in particular our Mobile App and interactive voice response, or IVR, technology – has proven fundamental to improving the customer experience. In 2020, we increased by 9.8% the number of digital customer interactions (an increment of 14% in Mobile App and Website interactions partially set off by a decrease of 36% in IVR interactions). Additionally, the number of individual users of the “Meu TIM” application in 2020 grew 12%, while IVR retention increased by 2.5 percentage points. Also, digital sales in the postpaid segment increased by 32% in the year ended December 31, 2020 as compared to the year ended December 31, 2019, and more than 2% in the prepaid segment, while recharging by digital means continues to become a more relevant sales channel, with a 30% increase in the year ended December 31, 2020 as compared to the year ended December 31, 2019.

We believe our ultra-broadband service is also viewed generally as a reference of quality in the sector, driven by our commitment to the customer experience. This service quality of TIM Live has demonstrated itself to be excellent, as recognized for 5 years in a row (2015 - 2020) by the fifth time by the widely circulated newspaper called “O Estado de São Paulo.”

We also seek a strong position in the high-value customer market as a content HUB by offering a variety of plans for individual and family usage, bundling voice and data packages, streaming and other content subscriptions, as well digital Value-Added Services (music, e-reading, video streaming, games), in order to provide a custom customer experience.

We are also better able to provide high quality services due to our strong relationship with our suppliers. We operate a system for information technology vendor management in order to improve the commitment of our suppliers. As a result of this approach, we benefit from enhancements like (i) better accountability of end-to-end vendors on our business processes; (ii) better contractual conditions and savings due to the increase of volumes per vendor; (iii) vendor consolidation and specialization in specific platforms/processes, creating the opportunity for long-term investments in such areas; and (iv) active contribution to transformation and simplification and (v) raising the best practices of Request for Quotation instead of Direct negotiating in order to gain more savings, also increasing the so called Global Deal among the Company and Telecom Italia with the scope to capture more synergies and quality of the furniture’s by global vendors.

These processes were organized and improved through detailed rules such as the Projects Review Board and Investments, and the Function Points Productivity Contractual Auditing. This allowed us to achieve an excellent level of information technology governance, exemplified by better business contribution of each investment due to shared objectives and goals. As a result, we improved our efficacy and efficiency.

Finally, we also continue to seek new internal data sources in order to better understand our users’ perspective and needs, including collecting and analyzing information from applications and investing in the modernization of traditional quality-assessment tools.

The Company understands that the above statistics reflect its commitment to solid infrastructure and its focus on the customer experience. However, the Company recognizes that there are some statistics and/or quality measures that use different methodologies that could present diverse results from those that are mentioned above.

Open Innovation Program

TIM’s Open Innovation Program has the objective to establish a network to exchange knowledge, best practices and business models within a collaborative group of enterprises, startups and academia in order to leverage the development of innovative products and services. The program focuses on learning and exploring new technologies in partnership with complementary business partners, in order to create sustainable and responsible solutions. The collaboration network is based on the concept of partnerships with startup, innovation hubs, academy and/or society, and is designed to bring together entrepreneurs, vendors, technology companies, providers and content developers, innovation centers and universities so that they can recognize in TIM a potential partner in the development of new products, services or business models based on TIM’s business strengths and technology.

A supporter of the open innovation concept for four years, TIM has been obtaining good results from such approach to business. After a unique year in 2019 for TIM’s Open Innovation program, when the company became a space for promoting and fostering a new technological wave in Brazil, TIM went further in 2020, increasing its involvement with startups, establishing new partnerships with innovation hubs dedicated to healthtechs and agritechs. During 2019, TIM established 5G Living Labs with the aim to foster the development and use of 5G in a variety of contexts, to perform network testing and promote market readiness. The 5G Living Labs establish an environment for experimentation and co-creation in which end-users, researchers, companies and public institutions explore, design and jointly assess new and innovative products, services, solutions and business models, and provide important feedback for development and subsequent commercialization of products and services. In this occasion, four labs were launched with national and international partners across Brazil: one with the Federal University of Santa Catarina and CERTI Foundation, one with the National Telecommunication Institute (Inatel) in Santa Rita do Sapucai (State of Minas Gerais), one with the Federal University of Campina Grande and Virtus Institute and one in São Paulo within CUBO, the most prestigious startup hub in Latin America. These TIM 5G Living Labs focused on fostering 5G use in the following areas and business sectors: telemedicine, remote education, smartcity, security, intelligent home, game streaming, drones, industry 4.0, immersive technologies for education, health, industry and entertainment (actual reality and virtual reality) and smart agriculture using experimental 5G radiofrequencies.

In 2020, TIM, together with the Telecom Infra Project (TIP) and the National Telecommunication Institute (Inatel) started the Open Field Program, which aims to develop innovative and sustainable solutions for the expansion of the radio access network (RAN) infrastructure, creating an adequate environment to run tests, like a living laboratory, validating and accelerating products and new functionalities of open and disaggregated technologies solutions, such as Open RAN. The program will take place during the entire year of 2021.

A Strong brand with a new tagline.

During the 2020 COVID-19 pandemic, telecommunications services were very important, as connectivity allowed people to find new ways of studying, working and finding entertainment, making the world even more digital. TIM translated this trend into its new brand tagline, “Imagine the possibilities”, which invites customers to see the future in a positive way and shows that TIM will be next to them in their new challenges, opening a world of opportunities. In addition, TIM presented a new spokesperson representing the current brand values - freedom, respect and courage - and highlighting diversity, a relevant pillar in the company’s strategy. To reinforce its brand strategy, TIM made a new reading of its purpose: “Evolve together with courage, transforming technology into freedom”, indicating that the company will continue to lead important market movements and act as a pioneer in customer services. Furthermore, to reinforce the brand image, a new campaign was launched to communicate TIM network quality, “TIM network. You can count on.”, that shows the evolution of 4G technologies, in which TIM has the largest coverage in the country since 2015, in addition to highlighting the 4.5G and the new 5G DSS. Finally, after 13 years, TIM again won the TOP OF MIND award from “Folha de SP”, one of the main and most respected and credible media companies in Brazil. In a customer survey, our brand was elected the most remembered in the telecom segment, demonstrating the consistency of the brand and communication work done in the last year.

Advanced Technology and Innovation Center

In 2017, we set up TIM Lab, a multifunctional test bed environment for evaluation of innovative technologies, products and services, assessing their functional efficiency and performance requirements, and development of new models and solutions. This endeavor brings engineers, researchers and technicians together to ensure effective assessment, and serves as an open space for new opportunities, leading innovation for the Brazilian telecommunications market and acting as a national reference for R&D activities.

TIM Lab performs a strategic role in supporting service assessment and innovation activities. These projects support TIM’s network evolution and tackle certain important business and market needs, including the evaluation of new generation networks, future Internet applications, projects with positive social and environmental impacts and open innovation initiatives.

In this sense, TIM has also joined the Telecom Infra Project, or TIP, an initiative founded by Facebook and other companies to create a new approach for building and deploying telecommunication network infrastructure, with TIM Lab as the first TIP Community Lab in Latin America. In addition, since 2017 TIM Lab has also participated as one of the GSMA Mobile IoT Open Labs since 2017, a community where companies developing solutions over cellular low power wide area networks can work with experts on their projects.

Among the technologies assessed and approved at the TIM Lab environment are certain extremely important technologies to support the network evolution, including 700MHz LTE, IP multimedia networks (voice over LTE, video over LTE, WiFi calling services, completely laid out functional blocks, and enabled by an IP multimedia subsystem platform), network functions virtualization, or NFV, 4G RAN sharing, NB-IoT, Defense Wavelength Division Multiplexing, transport network and power saving features and solutions. In 2019, TIM launched its nationwide 4G NB-IoT network in 700MHz, covering over 3,200 cities. In 2020, TIM ran laboratory tests and live trials with 4G advanced features combined with 5G (multiple antennas plus carrier aggregation and dynamic spectrum sharing). The first 5G NSA compatible devices were homologated and commercialized in 2020, allowing the users to make use of the technology in the available live clusters. Open-RAN solutions were also evaluated in laboratory environment with the objective to assess the maturity of 4G and 5G disaggregated solutions for future field trials. Other advanced technologies, such as edge computing, disaggregated transponders and transport network optimization and automation solutions were also evaluated in TIM Lab in 2020.

Strong commitment with ESG pillars and the only Brazilian telecommunications company listed on the Novo Mercado

Since TIM Participações’s listing on the Novo Mercado in July 2011, we are the only company in the Brazilian telecommunications sector listed on this segment of the B3. As part of our listing on the Novo Mercado, we are required to comply with heightened requirements relating to corporate governance and the disclosure of information to the market. As part of our strong commitment to these principles, we made our financial results meetings available by teleconference, smartphones and tablets, in addition to computers. We believe that the listing on the Novo Mercado provides greater liquidity and value for our shares and allows us greater access to international markets, promotes the strengthening of our corporate image and increases confidence in us, in addition to reaffirming the long-term commitment of Telecom Italia and its subsidiaries, or the Telecom Italia Group, in Brazil. We believe listing on the Novo Mercado also aligns the interests among our controlling and minority shareholders with respect to voting rights, tag along rights and dividend policy.

In addition, we belong to a select group of companies comprising the portfolio of the Corporate Governance Index and the B3 Tag Along Stock Index, comprised of companies that have committed to adopt better co-sale protection to minority shareholders, have actively traded in 30% of the trading sessions and do not constitute a penny stock. In 2020, we were listed for the thirteenth consecutive year as part of the portfolio of the Corporate Sustainability Index of the B3, an index comprised of companies that have a strong commitment to sustainability and social responsibility, and was selected as one of the “top 10” companies on the launch of the S&P B3 Brazil ESG Index in September. In January 2021, TIM was selected to join the portfolio of the Carbon Efficient Index, or ICO2, of the B3, with the commitment to measure, disclose and monitor its greenhouse gases, or GHG, emissions. The constant pursuit of best environmental, social and governance practices also ensures our presence in several international indexes and ratings, such as FTSE4GOOD Emerging Markets, FTSE4GOOD Latin America, MSCI AWCI ESG Leaders, MSCI Emerging Markets ESG Leaders, among others.

As a signatory to the Global Compact since 2008, TIM participates in the Human Rights Working Group organized by the Brazilian Network of the Global Compact since 2015 and promotes projects related to the Sustainable Development Goals (“SDG”). We recognize the rights to data privacy, safe internet, access to information and freedom of expression as essential and unnegotiable.

As part of its commitment to society in addressing climate change, TIM conducts periodic mapping of the sources of emissions in its activities. The Company is able to do so by preparing annually a GHG inventory in accordance with the guidelines of the GHG Protocol (which sets the global standard for how to measure, manage, and report greenhouse gas emissions). Since 2010 TIM reports its greenhouse gases (GHG) emissions by means of the Carbon Disclosure Project (“CDP”) – the largest database of primary corporate climate change information in the world – and publishes its GHG emissions inventory in accordance with the Brazil GHG Protocol Program.

For 12 years TIM has published its Sustainability Report presenting the main financial and non-financial results, in accordance with the Global Reporting Initiative (“GRI”) Standards methodology. The Report has an independent third-party limited assurance.

Our main policies - such as the Corporate Social Responsibility, Human Rights, Environmental, Climate Change, Supplier Relations, Risk Management, Anti-corruption and Safety & Occupational Health Policies - are publicly available to the consultation of our stakeholders.

The company also identifies opportunities of improvement to achieve levels of excellence in its Environmental Management System (EMS). It has been working on improving performance in processes and controls since 2010, having obtained ISO 14001 environmental certification for Network Management and Operation in the states of Rio de Janeiro, São Paulo and Espírito Santo.

Founded in 2013, Instituto TIM has a mission to democratize access to science, technology and innovation, in order to promote human development in Brazil. More than 700,000 people from all Brazilian states and the Federal District have been benefited by the education and inclusion projects of Instituto TIM, some of which were internationally awarded (i.e. Governarte Awards – BID 2015). More on Instituto TIM’s actions on the website https://institutotim.org.br/.

In 2020, TIM included long-term ESG commitments in its 2020-2022 Strategic Plan. The Company obtained the ISO 37001 (anti-bribery management systems) and aims to obtain, until 2022, the ISO 27001 (information security management), both are important aspects of Corporate Governance pillar, while reducing GHG emissions and improving eco-efficiency are relevant Environmental goals. On the Social pillar, the training and the engagement of employees are the main objectives.

Highly qualified and experienced executives and controlling shareholder support.

We have a team of highly qualified executives, widely recognized in the industry and possessing extensive experience in telecommunications markets in Europe and emerging countries. Our executive compensation policy seeks to align the interests of our executives with those of our shareholders, through variable compensation plans and stock options that reward good performance and the accomplishment of certain goals, as well as provide for improved executive retention.

Our controlling shareholder’s support in our operations is further demonstrated through the sharing of know-how and best practices and development of new solutions for networking, marketing and finance, which are rapidly rolled out under a “plug & play” strategy, under which network innovations may be developed by our parent company first in other regions and then implemented with us.

Strong financial position

With consistent financial results in recent years, and solid earnings before income tax, depreciation and amortization, or EBITDA, according to our internal analysis, we believe that we have a strong cash flow, a solid financial position and a low relative debt to EBITDA ratio. In this scenario, we understand that we are in a strong position to take a significant role in potential future consolidations in the market and/or to have a competitive position in important frequency auctions in the years to come.

Our Strategy

Our Strategic Plan

We expect our updated strategic plan to allow us to consolidate the TIM brand through 2023, in a consistent approach with our prior plan (2020-2022). Our new plan is focused on our main stakeholders and on providing building blocks for our future growth by combining evolution and transformation to develop our strategic pillars.

We believe that, during the next years, some relevant trends, such as mobile market consolidation, wave of asset separation, acceleration in digital consumption, 5G, such as the Internet of things, or IoT, and the machine-to-machine market, or M2M, technology, will have structural implications on the business model of telecommunication operators in Brazil, including the uncertain pace of the country’s economic recovery. Our aspirations for 2023 reflect these market opportunities and trends, as we will strive to:

·	Fill the spectrum frequency gap;
·	Become the preferred mobile player for customers;
·	Increase share in the growing FTTH market;
·	Develop distinctive IoT value propositions, creating ecosystems;
·	Turn into an ESG reference in Brazil;
·	Create at least 3 new businesses as a Consumer Platform; and
·	Set industry benchmarks, scaling digitization and improving processes.

Our forward-looking strategy is focused on the four strategic fronts:

·	Strengthen the Core: (a) enhance and accelerate the transition from volume to value, to sustain mobile business growth, focusing on customer experience; (b) capture ultrabroadband market opportunity with new financial and business models; and (c) fill current infrastructure gap with M&A, also fostering inorganic growth and capturing potential synergies;

·	Build the Future: (a) expand new sources of value (e.g. IoT, our partnership with C6 Bank, advertising, customer data monetization, health, education) by leveraging the customer base platform through our ecosystem and partnerships; and (b) implement transformational projects on infrastructure (e.g. 5G, open radio access network, or O-RAN, M-MIMO, and cloudification);
·	Boost disruptive efficiencies: through digitalization, automation and new operating models, leveraging skills and capabilities enhancement; and
·	Strengthen Sustainability: strengthen and consolidate ESG proposition making a positive transformation.

In our view, the COVID-19 pandemic increased demand for connectivity and the telecommunications sector has taken advantage of it. As a result, we believe we can be considered a more resilient company, not only due to data consumption growth, but because we have been honing our market vision and execution capacity to create long-term value.

Protecting the value of our prepaid customer base and aiming at the growing postpaid segment, shifting focus from absolute market share to revenue share, and strengthening our existing customer base.

The Brazilian mobile telecommunications market is facing an overall reduction in the number of prepaid customers, as users which previously held multiple SIM cards are consolidating to one single SIM card, the reduction of interconnection charges, which allow companies to offer plans with off-network calls at the same price of on-network calls. In connection with this trend, our strategy is to be chosen as the single SIM provider for the prepaid consumer market by providing offers that are attractive and valuable to customers and maintaining our reputation for quality and innovation. For the prepaid consumer market, our key priority is to offer simplification to improve customer experience with continued evolution of digital channels, while for the postpaid consumer market, our plan is to grow based on a “Mobile Challenger” approach pushing migration from prepaid, leveraging the benefits of 4G coverage leadership and establishing a customer long-term relationship driven by loyalty initiatives. To support this strategy, we also implemented new offers, new handset strategy and initiatives in our sales channel model because of the pandemic. We improved the digital channel and created a drive thru and delivery sales models experience while physical stores were closed to maintain sales.

The COVID-19 pandemic crisis led to a drop in prepaid recharge revenue in the first months of the pandemic, recovering in the second half of the year. In order to contain the negative impact of the crisis, numerous actions were taken, highlighting the encouragement to recharge by means of digital channels and the digitalization of Control customers who paid their bills in physical channels, reducing bad debt.

In the business to business market, we intend to leverage consumer offers and channels in order to gain market share in the small and medium business, or SMB, segment, as well as to launch a new mobile offering focused on micro and small businesses. We are also pursuing the development of targeted markets such as the Internet of things, or IoT, and the machine-to-machine market, or M2M, beyond simple connectivity, and evaluating business opportunities for the application, using the 5G network, of mobile application and fixed wireless access. Moreover, we are repositioning our sales channel strategy in order to increase not only efficiency but also sales productivity. Our growth strategy is mainly focused on addressing the potential for mobile Internet in the Brazilian market, particularly increasing mobile Internet penetration and data traffic. We believe mobile operators are in a strong position to address the demand for broadband in Brazil, with the ability to provide flexible price plans affordable to the majority of the Brazilian population. The lack of fixed infrastructure is still an issue for accessibility to fixed broadband, especially in suburban areas, making mobile coverage more suitable for such customers without broadband access. In addition to providing affordability and coverage advantages, mobile operators appeal to the new cultural demand for Internet connectivity at all times and in all places.

In addition, our strategy also involves positioning TIM as a partner of our existing customer base, by increasing their loyalty by offering exclusive products to existing customers, focusing on Value-Added Services in our offers, and by differentiation in our products and services. Value-Added Services represent an important part of the TIM strategy, as it is already a relevant market and has high growth rates with the potential to increase revenue streams. Such services are generally launched through a partnership with an established OTT player. We believe the foregoing strategies will allow us to strengthen customer loyalty without requiring us to incur higher costs, as increased traffic within our own network does not significantly increase our operational costs. We are also investing in new channels, to bring new customers to the company and to enhance each customer’s experience. We are constantly seeking new customers through new marketing efforts and promotional initiatives. Another important growth factor is expected to come from our digital strategy evolution, with an increased role in the growing M2M and IoT ecosystem, exploring new revenues opportunities including being more than just a connectivity provider, offering a platform (analytics, big data, mobile advertising, etc.) and a content offer aggregation to support mobile and fixed service revenue growth. Capitalizing on fixed-mobile substitution in voice and traditional services.

We seek to capitalize on the existing opportunity of fixed-mobile substitution in voice and data traffic and encourage the use of mobile devices, rather than landlines, for long distance communication and Internet. We believe that the main advantage of our product offerings is that our customers are able to use our growing mobile network.

In the voice market, this strategy has been successful in part due to the limited service offerings of other long distance carriers in Brazil and the acceleration of fixed-mobile substitution. We have become a market leader in long-distance telecommunications, based on our market share. Fixed-mobile substitution is still evident in Brazilian market, as fixed telephony operators have experienced declining revenues. Since we are primarily a mobile operator with robust network infrastructure, the impact of any reduction in the fixed telephony market does not have a material impact on our performance, and we therefore encourage the acceleration of fixed-mobile substitution, which in turn increases demand for our services.

As already mentioned, TIM is also targeting the residential broadband market through its 4G mobile broadband network, using fixed wireless access technology, connecting homes to the Internet by using a router that connects to our 4G mobile network. We believe such product can be suitable especially for areas with poor fixed broadband infrastructure as our 4G coverage is growing rapidly. We are also evaluating the use of the 5G network to provide fixed wireless access solutions.

Providing Internet access to everyone.

We intend to provide universal Internet access to an increasing number of individuals, offering our prepaid and postpaid customers competitive data usage plans through wireless handsets or other data devices (e.g., tablets, wearables, etc.). Our focus on increased data usage among our customers is also influenced by our ability to effectively manage our handset and accessories sales, with a primary focus on smartphone models that provide for quality Internet access at a low cost. This approach has allowed us to offer our services at a highly competitive price, offer convenient payment methods, meet market demand and allow for opportunities for innovation. The result of this strategy can be seen in the increase in our number of data users and in smartphone penetration, especially in 4G. Leading mobile Internet growth in our sector is a key pillar of our strategy, since we see this as the most important market in terms of growth and size in the foreseeable future. Our marketing efforts have also been designed to stimulate Internet usage and leverage our 3G and 4G networks by providing for suitable and affordable postpaid and prepaid Internet plans.

Construction of a unique infrastructure network in the Brazilian market and improving our network

We are committed to developing a robust network infrastructure capable of serving our customer base and anticipating new trends and technologies in the industry. The development of this infrastructure requires both organic (planning and infrastructure development projects for the existing network) and inorganic (acquisitions) investments. As part of our strategy to focus our investments in infrastructure, TIM Participações acquired Intelig (now known as TIM S.A.) in December 2009, in order to establish TIM’s own fiber optic network and develop automation projects. TIM Participações also acquired the company formerly known as AES Atimus (later TIM Fiber, which was merged into TIM Celular in 2012, and TIM Celular was merged into the Company in 2018) in 2011 to strengthen and expand our fiber optic network. With the acquisition of Oi’s mobile operations, TIM will improve its market position, capturing higher gains of scale, synergies and optimizing investments. TIM should incorporate approximately 7,200 mobile access sites, which corresponds to 49% of the total sites of Oi’s mobile assets unit.

Besides improving our core infrastructure, TIM has been rolling out an aggressive plan for 4G coverage, which has placed TIM as the undisputed leader in 4G coverage in Brazil, achieving more than 3,477 cities with 4G technology in 2020, considerably ahead of its competitors. This positions TIM as having the best coverage and the best mobile broadband technology, creating the possibility of an improved market position, particularly for high-end customers. TIM has also reinforced its commitment to cover 100% of the country with its 4G network by 2023. Moreover, TIM has also been strategically investing in 3G technology, achieving more than 3,200 cities covered in 2020. In order to improve our network coverage in an efficient way, without raising investment levels, TIM has executed network sharing agreements during 2020 with other telecommunications providers.

Expansion into new businesses and continued strength in recently expanded sectors.

TIM Live offers high quality ultra-broadband, with high-speed data connection, currently operating in 34 localities with FTTH (+47.8% YoY), being 27 cities and plus 7 administrative regions of the Federal District. We ended 2020 surpassing 3.2 million homes-passed (HPs) with FTTH (fiber to the home) technology – an expressive double-digit growth of almost 43% when compared to the fourth quarter of 2019 to the fourth quarter of 2020 – and an ARPU increase by 7.8% when compared with 2019.

In 2020, we had a base of 645 thousand clients, adding about 80 thousand customers in the twelve past months (up 14.0% YoY). Net additions to FTTH reached 131 thousand new users in the past twelve months. . We plan to continue expanding TIM Live's services with the right balance between Sales and Capex, reinforcing clusters already launched and accelerating our deployment of fiber (backbone, backhaul and fiber-to-the-home) with fiber-to-the-home offered in selected regions. Our success with TIM Live has been the result of the strategy of offering a differentiated autonomous broadband service, with an OTT friendly approach.

Sales and Marketing Strategy

Our recent sales and marketing strategy has been characterized by:

·	a focus on improving our positioning towards high value consumers, by offering a variety of plans bundling voice, data packages, and certain free access to applications, as well digital Value-Added Services (music, e-reading, video streaming). The approach for this segment is driven by the strategy of adding value for the customer base and providing users with a custom experience;
·	strengthening of our strategy in respect of the migration of customers away from the prepaid segment, by focusing on recurrent offers instead of daily offers and therefore boosting consumption;
·	a continuous evolution of our postpaid plans, within which we are pursuing a number of strategies, including: (i) a review of our offers in order to stimulate the sales of postpaid plans, with discounts in services and handsets, according to the commitment of the customers; (ii) add value, including Value-Added Services as part of our plans, without extra charges; (iii) creating new markets for postpaid plans, according to our customers’ usage profile; (iv) creating new opportunities for transitioning the higher spending prepaid and TIM Controle customers to postpaid; and (v) creating customizable plans for streaming subscription by the postpaid customers;
·	an effort to maintain our position as an innovator by relaunching TIM Black Família, as the first mobile plan in Brazil with flexible bundle for streaming subscription where the customer can choose between Netflix, HBO GO or YouTube Premium in their plan. The portfolio also includes the following on all family plans: large data packages to share with up to six lines, data rollover, international roaming (including data package for use in the American continent, seven days of unlimited WhatsApp and 30 minutes of voice) and a new app experience with many new functionalities, such as Internet control and self-care provisioning, which allows the owner of the contract to share Internet with the other lines through the app. In addition, the TIM Black portfolio has benefits like data rollover and international roaming (data package for use in the American continent);
·	a monetization process in respect of our postpaid customer base, leveraging ARPU, via a “more for more” strategy and end-to-end product offerings which result in higher revenue generation;

·	a restructuring of our SMB segment, targeting the growth of the overall sales force in order to boost mobile sales. This strategy will continue in order to meet customer needs and achieve alignment with industry demands.

Digitalization and innovation by means of a partnership with C6 Bank, a digital bank, that adds more value to postpaid customers, bringing exclusive benefits such as credit card with free annual fees, exclusive investment portfolio, no tax to open an account, subscription of a premium delivery app included “RappiPrime”, and also expanding our telecom benefits with internet bonuses, internet to use in international roaming, international long distance calls and the possibility to buy smartphones with better payment options with C6 Bank credit cards.

Mobile Service Rates and Plans

In Brazil, as in most of Latin America, mobile telecommunications service is offered on a “calling party pays” basis, under which the customer generally pays only for outgoing calls. Additional charges apply when a customer receives or places calls while outside the customer’s “registration area,” which are the areas into which we divide our coverage areas.

Under our current authorizations, we are allowed to set prices for our service plans, provided that such amounts do not exceed a specified inflation adjusted cap. Anatel must ratify our basic and other service plans, but its focus is on compliance with the relevant regulatory rules rather than the prices charged. See “—Regulation of the Brazilian Telecommunications Industry—Wholesale Rates Regulation.” We charge different rates for our services, which vary according to the customer’s service plan. Per minute prices decrease as customers commit to purchasing more minutes per month. Prices can also vary depending on the type of call (for example, calls from other operators on fixed lines or calls outside the network for mobile calls) or the location of the parties on a call.

Anatel regulations require mobile telecommunications providers to offer service to all individuals regardless of income level. We recommend service plans that are suitable to each potential customer’s needs and credit history, such as our prepaid service plans described below. If a customer fails to make timely payment, services can be interrupted. See “—Billing and Collection.”

We offer mobile services under a variety of rate plans to meet the needs of different customer classification, including our corporate customers. The rate plans are either postpaid, where the customer is billed monthly for the previous month, or prepaid, where the customer pays in advance for a specified volume of use over a specified period.

Our postpaid plans include the following charges:

·	monthly subscription charges, which usually include a bundle of minutes, data and digital contents, that are included in the monthly service charge;
·	usage charges, for usage in excess of the specified number of minutes included in the monthly subscription charge; and
·	additional charges, including charges for Value-Added Services and data services.

Certain plans include the cost of national roaming and long distance in the price per minute so that all calls within Brazil cost the same amount per minute. Some postpaid plans are designed for high- and moderate- usage subscribers, who are typically willing to pay higher monthly fees in exchange for minutes included in the monthly service charge while other plans are designed to satisfy the more limited needs of low-usage postpaid subscribers. We also offer customized services to our corporate clients, which may include local call rates between employees wherever located in Brazil.

We offer a single prepaid plan with promotional offerings, which does not include monthly charges. Prepaid customers can purchase a prepaid credits plan that may be used for calls, data and additional services, based on the specific customer’s needs. We have agreements with large national retail store chains, in addition to partnerships with regional retail store chains, to offer recharging online and by WhatsApp. Customers can also recharge straight from their mobile handsets using credit cards.

Consumer Plans

In 2020, we continued to improve our positioning towards high value consumers, offering a variety of plans bundling voice, data packages and free access to certain applications, as well digital Value-Added Services (music, e-reading, video streaming). The approach to this segment is driven by the strategy of adding value for the customer base and ensuring users a premium custom experience.

Within the consumer business, our main plans include:

Prepaid Plans

·        TIM Pré TOP: Offerings launched during 2020 were built for provide a full experience with simplicity, by adapting consumption according to balance and recharge; boosting benefits (unlimited network calls, unlimited calls for other carries using code 41, adaptable data packages and SMS). In addition, due to the more aggressive competition scenario, we have become more competitive, giving more benefits to customers with a high recharge value and expanding the monthly R$20,00 offer to more area codes.

·        TIM Beta: With an exclusive feel, this plan focused on young and digital customers that can only enter by invitation send by existing members or participating in a journey and accomplishing tasks to conquer their own invite. Until the end of 2020, the plan offered voice, SMS and data packages per day, week or month. However, in December, there were changes in the plan with the end of the commercialization of daily and weekly offers. New monthly offers were launched with more attractive service packages that include 8GB of internet franchise for Netflix, YouTube, Instagram and TikTok and unlimited calls.

Postpaid Plans

In the higher value postpaid segment, we have maintained our position in the market as an innovator and disruptor with our new TIM Black Família and TIM Black plans, discussed above, improving our portfolio by offering large shared data packages with monthly video streaming subscriptions, such as Netflix, HBO GO or YouTube Premium already included in the fee.

TIM Black Família plans start at R$199.99 for an entry level plan with unlimited off-network calls, 30 GB shared data package (for one main line and one dependent), and unlimited data for OTT applications such as WhatsApp, Facebook, Instagram and others. The main offer is set at R$319.99 (for one main line and three dependents) with unlimited off-network calls, 100 GB shared data package, Netflix, HBO GO or YouTube Premium monthly fee included, and unlimited data for OTT applications such as WhatsApp, Facebook, Instagram, data rollover, international roaming (including data package for use in the American continent, seven days of unlimited WhatsApp and 30 minutes of voice) and others.

TIM Black plans start at R$109.99 for an entry level plan with unlimited off-network calls, 15 GB data package (for one main line), and unlimited data for OTT applications, such as WhatsApp, Facebook, Instagram and others. The main offer is set at R$149,99 (for one main line) with unlimited off-network calls, 25 GB data package, data rollover and international roaming (data package for use in the American continent) and other benefits like unlimited data for OTT applications and Value-Added Services such as music, e-books and magazines.

Control Plans

Our Control plans are a hybrid between our prepaid and postpaid plans, with fixed price billed to the customer on a monthly basis, either via credit card or digital account. Once customers of Control plans have reached the limit of their data plan, the data transmission is no longer available and the user has two options: (i) to repurchase a data package or upgrade to higher tariff plan or (ii) to wait for the next data period to commence, which varies by plan, at which point his data availability and usage limit are renewed in full. Postpaid customers can also purchase a data package to navigate in full speed but the usage is not blocked when he reaches the limit of his data package.

TIM Controle plans start at R$44.99 with unlimited on-network calls and 25 minutes of off-network local calls and 2.5 GB Internet. The main offer in the TIM Controle portfolio (which has a commercial focus) is set at R$64.99 with unlimited calls, 4.0 GB Internet and unlimited data for OTT applications.

We are seeking to increase customer base loyalty within the Controle segment by offering discounts for a 12-month contract; this type of offer allows TIM to be more competitive while taking a selective and rational approach. We also offer an innovative unlimited data “plug in” at a price of R$20.00 for use of social networks, and give customers the opportunity to “try and buy” this social network plug in for three months. We launched a new higher tariff plan within TIM Controle set at R$79.99 with unlimited access to social networks, 5.0 GB Internet and unlimited calls in order to encourage customers to upgrade after the try and buy period.

Corporate Plans

In 2020, we continued to improve our positioning towards the large companies as potential clients, offering a variety of corporate solutions for mobile or fixed services (both voice and data), as well as Value-Added Services and mobile-to-mobile services. The approach for these top clients are driven by customized solutions and a premium customer service focus.

In the SMB segment, we have positioned our core offering targeting the “prosumer” market, or those individuals who both consume and produce a product. “TIM Black Empresas” has become the brand for the SMB portfolio, delivering unlimited voice calls and a variety of data packages, consistent with its strategy of providing “lots of minutes and lots of Internet, across all operators and anywhere in Brazil.” In addition to mobile connectivity, relevant Value-Added Services have been added to the main “TIM Black Empresas” offer in order to empower our business customers during their progress towards digital transformation, such as: cloud storage and backup, a website and online store builder, sales/field force automation and productivity apps. Those complimentary services were built based on revenue sharing agreements through strong partnerships with UOL, Fs, Datamob, Prouser and Deezer, that supports our aim to become our customers’ business partner rather than a pure connectivity provider.

Additionally, TIM commenced an ambitious endeavor in 2018 to bridge the connectivity gap in Brazilian rural areas in partnership with the agricultural industry. As a leader in 4G coverage, TIM already had agribusiness customers, but sought to enable the digitalization of the industry and to offer innovative solutions in order to increase its productivity with automation, control and new technologies. We joined major companies within the sector to create ConectarAGRO, a customer-focused initiative to expand connectivity to all rural areas of Brazil, increasing productivity and transforming the lives of those who live in these regions. The initiative has reached its 2019 goal of 5 million connected hectares and expects to progress further in 2020.

Value-Added Services

We are constantly seeking to increase value to our customers through innovative offers and products, and 2020 was no exception. We offer, directly or through agreements entered into with third parties, Value-Added Services in varied categories, such as education, music, reading, games, videos and social networks. Our most relevant change regarding Value-Added Services in 2020 was the improvement of our portfolio through additional services provided by new strategic partners. For 2021, we intend to continue to implement this strategy in a wider array of products, to introduce new types of Value-Added Services into these bundles, and to launch a new strategy to sell stand-alone Value-Added Services offers which will focus on aligning clients with Value-Added Services offerings.

Financial and Other Services

In 2020, we continued to develop this business as well as the insurance services we relaunched in 2018 with a new portfolio of services, which allow us to take a broader approach to this market, such as TIM Protect, a value added services insurance plan that covers certain device damages, losses and theft. For 2021, we intend to develop new partnerships with Brazilian fintechs in order to provide agility and innovation to our customers.

Digital Channels

In 2020, we focused our efforts in the evolution of digital channels (including public and logged web sites, self-caring applications and e-commerce portals) in order to deliver new services, provide better customer experience and operate with more efficiency. Digital channels usage volume has increased significantly in 2020, with more visits in the public website and increases in the total sales and users of the Meu TIM application as compared to 2019.

In addition, we are able to interact with our customers through WhatsApp, a channel that is already integrated into their digital life. We are the first Brazilian operator to close a commercial contract to use WhatsApp Business, which allows communication between companies and customers in a simple and easy way.

Customer Service

In order to serve our customer base, almost 55 million customers, we aligned the insourced/outsourced ratio of our internally managed customer service operations to our outsourced customer service operation to the best practices of Brazilian telecommunications business. We operate through 18 customer care centers, two of our own and eight outsourced, comprising around 10,511 customer service representatives (of which 1,888 are the purpose of offering dedicated to provide the best options in terms of offers and services to our multi-customer base). Our high value customer service and core or critical processes are maintained within our internal customer care centers.

As of December 31, 2020, we had more than 11.8 thousand points of sales through premium shops and dealers (exclusive or multi-brand) and consolidated partnerships with large retail chains. This figure includes 161 of our own stores. In addition to these retail stores, our customers have access to prepaid phone services through supermarkets, newsstands, and other small retailers, totaling more than 220 thousand points of sale throughout Brazil.

For the corporate market, TIM has more than 536 third-party business partners and 112 employees focused on serving small- and medium-size companies and a direct sales force team of 86 employees focused on large companies.

Throughout 2020, an important aspect of our customer service was digital customer service such as our mobile application Meu TIM and the Company’s website. The digital channels are also gaining relevance in customer self-caring, top up of prepaid customers and upselling of services. In addition to being a better customer experience due to the quick response it provides, digital channels also allow TIM to reduce costs such as customer service operations and sales commissions.

In 2020, we worked to keep our “Customer Experience” foundational pillar as a focus (see “—Our Strategy”), creating initiatives that sought to put the customer as the center of decision-making. The approach used to promote this cultural transformation was guided by the relationship between customer and employee.

We have evaluated and taken action to improve the experience and professional development of our employees, with educational projects to promote engagement and insight, focused not only on technical, functional or transversal competences, but also on new capabilities. These efforts strengthened the bonds between an employee’s business functions and the products and services they deliver to the customer. The impact was noticeable in our Organizational Climate Survey, a study performed by consulting company Mercer, considering several companies across the country, in which our employees’ performance in respect of “Quality and Customer Focus” improved by 3pp (87%), from 2019 to 2020. Compared to the other telecom companies that also use this survey, TIM is 12pp (84)% above average regarding this indicator. The business area responsible for supporting these initiatives was divided in three sections: Design, Execution and Monitoring.

The Design area created a policy with “Customer Experience” guidelines. This document defined expected behaviors and patterns in communication and interactions with customers, outlined a monitoring model, as well as refactored the products and services development cycles, to better cover all elements of Customer Experience.

The Execution area sought to solve legacy issues, with many of them concluded, which represented the efforts in the Customer Experience governance plan. These actions were grouped on four strategic pillars:

·	Customer Centric: being customer oriented, understanding their needs, the relationship and the value proposition they expect when interacting with the Company;

·	User Experience: understand the perceptions and reactions of our customers, including their emotions, beliefs, preferences, physical and psychological responses, as well their behaviors before, during and after they use our products, offers and services;
·	Customer Monitoring: making use of tools and techniques such as big data and predictive analytics to extract value from customer information, and to identify opportunities in revenue increase, reduced costs and improved quality;
·	Crew Experience: With the understanding that our employees are key to create great customer experiences, empower our employees so that it is clear we are a consumer oriented organization;

In addition, we continued to use the so-called “Net Promoter Score” as a fundamental key performance indicator to measure customer experience with our call center. There is an ongoing project to expand this survey to other of our customer service channels.

We have also sought to maximize customer satisfaction through improvements in our processes and systems, including customer journey mapping, where employees are invited to assume the customer perspective using empathy maps and design thinking tools. The goal of using these methods is to reduce customer effort, increase customer success and to ensure positive emotions towards TIM. We also work in teams to resolve critical issues and implement improvements in processes and systems.

We also enhanced our interactive voice response channels to include more customer oriented services.

We completed the migration of prepaid and postpaid consumer back office services (front end was implemented in 2015) to the Siebel customer relationship management, or CRM, platform. The migration to the Siebel system from legacy systems for corporate clients is still ongoing.

Lines of Revenue

Our revenues from mobile and fixed services includes: (i) monthly subscription charges, (ii) network usage charges for local mobile calls, (iii) roaming fees, (iv) interconnection charges, (v) national and international long distance calls, (vi) Value-Added Services, and (vii) co-billing. Additionally, we have revenues from sales of products (mobile handsets and accessories).

Monthly Subscription Charges

We receive a monthly subscription fee under our postpaid mobile plans, which varies based on the usage limits under the relevant plan.

Network Usage Charges

We divide our coverage areas into certain areas defined as “home registration areas.” Calls within the same home registration area are considered local calls. Each of our customers is registered as a user of one of our home registration areas.

As determined by Anatel, our usage rate categories for local mobile services on a prepaid or postpaid basis are as follows:

Region of the PGA	Values starting in February 25, 2020	Values starting in February 25, 2021	Values starting in February 25, 2022	Values starting in February 25, 2023
I	R$ 0,01338	R$ 0,01380	R$ 0,01422	R$ 0,01468
II	R$ 0,01503	R$ 0,01527	R$ 0,01550	R$ 0,01578
III	R$ 0,02687	R$ 0,02814	R$ 0,02947	R$ 0,03082

·	VC1 (local rate). The VC1 rate is our base rate per minute and applies to mobile/fixed or mobile/mobile calls made by a customer located in the customer’s home registration area to a person registered in the same home registration area.

·	VU-M. VU-M, also known as an interconnection rate or mobile termination rate, is the fee another telecommunications service provider pays us for the use of our network by such provider’s customers, in this case for local calls. See “—Interconnection Charges.”

Usage charges are for minutes in excess of those included as part of the monthly subscription charge under the relevant postpaid plan.

Roaming Fees

We receive revenue pursuant to roaming agreements we have entered into with other mobile telecommunications service providers. When a call is made from within our coverage area by a client of another mobile service provider, that service provider is charged a roaming fee for the service used, be it voice, text messaging or data, at our applicable rates. Similarly, when one of our clients makes a mobile call when that customer is outside our coverage area using the network of another service provider, we must pay the charges associated with that call to the mobile service provider in whose coverage area the call originates at the applicable rate of such mobile service provider.

Automatic national roaming permits our customers to use their mobile telephones on the networks of other mobile service providers while traveling or “roaming” in the limited areas of Brazil not covered by our network, complementing our current mobile coverage. Similarly, we provide mobile telecommunications service to customers of other mobile service providers when those customers place or receive calls while in our network. Mobile service providers which are party to roaming agreements must provide service to roaming customers on the same basis that such providers provide service to their own clients. All such providers carry out a monthly reconciliation of roaming charges. Our roaming agreements have a one-year term and automatically renew for additional one-year terms.

Interconnection Charges

We receive interconnection revenues in connection with any call originating from another service provider’s network, mobile or fixed line, which is received by any mobile customer, of ours or of another provider’s, while using our network. We charge the service provider from whose network the call originates an interconnection fee for every minute our network is used in connection with the call.

We have entered into interconnection agreements with most the telecommunications service providers operating in Brazil, which include provisions specifying the number of interconnection points, the method by which signals must be received and transmitted, and the costs and fees for interconnection services. The interconnection among the networks of providers of telecommunications services of collective interest is mandatory and the interconnection agreements must be submitted to Anatel for approval. Nevertheless, even in the absence of ratification by Anatel, the parties to these interconnection agreements are obligated to offer interconnection services to each other.

The interconnection fees we were permitted to charge other mobile telecommunications providers, and which other mobile telecommunications providers charge us, have in the past been adjusted by inflation. In 2004, Anatel issued regulation establishing that the agency would determine rules for the calculation of reference rates for interconnection fees based on a cost model. Transition rules were defined and applied until, in July, 2014, by means of Resolution No. 639/2014, Anatel effectively issued the rule for the definition of reference rates for entities with significant market power, based on a cost model, for VU-M, as well as maximum rates for the termination of calls on TU-RL. Since the issuance of Resolution No. 639/2014, interconnection fees have been decreasing based on a specific glide path. See “—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation.”

Long Distance

Telecommunications customers in Brazil are able to select long distance carriers on a per-call basis under the carrier selection program, or the CSP, introduced in July 2003, by punching in a two-digit code prior to dialing long distance. This regulation also increased the size of home registration areas, calls within which are local calls and, as a result, reduced the number of home registration areas.

For mobile customers, we offer long distance services throughout Brazil. This service allows our mobile customers the option of continuing to use our service for long distance calls, which we believe strengthens our respective relationship and loyalty, and enhances the perception of our brand as a comprehensive mobile telecommunications service. Mobile customers of other service providers can also choose to use our long distance service.

Under this structure, a customer is charged the VC1 rates directly by us only for calls made by and completed to a number registered within that customer’s home registration area. Long distance calls, however, are charged to a customer by the chosen long distance carrier. Other long distance carriers, in turn, pay us a VU-M fee for any use of our network for a long distance call.

As determined by Anatel, our long distance usage rate categories are as follows:

Origin	Tariff	Type	Value Normal Time	Value Reduced Time
Fixed phone	Post paid	fixed x fixed	0,80	0,80
		fixed x mobile	2,56	2,56
	Pre paid	fixed x fixed	1,30	1,09
		fixed x mobile	2,36	2,36
Mobile phone	Post paid	Mobile x fixed	2,78	2,56
		Mobile x mobile	2,78	2,56
	Pre paid	Mobile x fixed	2,36	2,36
		Mobile x mobile	2,36	2,36
International Long Distance – LDI	Group I		0,65	0,65
	Group II		0,97	0,97
	Group III		1,41	1,41
	Group IV		1,57	1,57
	Group V		2,69	2,69
	Group VI		3,63	3,63
	Group VII		5,30	5,30
	Group VIII		14,90	14,90

·	VC2. The VC2 rate applies to calls placed by a customer located in one of our home registration areas selecting us as the long distance carrier, on a per-call basis, to place a call to a person registered in another home registration area within the same wireless area recognized by Anatel (e.g., a subscriber registered in home registration area 11 calling another subscriber registered in home registration area 12 to 19);
·	VC3. The VC3 rate applies to calls placed by a customer located in one of our home registration areas selecting us as the long distance carrier, on a per-call basis, to place a call to a person registered outside the same wireless area recognized by Anatel (e.g., a subscriber registered in home registration area 11 calling another subscriber registered in home registration area 21 to 99); and
·	VU-M. VU-M is the fee another telecommunications service provider pays to us for the use of our network by such provider’s customers, in this case for long distance calls. See “—Interconnection Charges.”

Co-Billing Services

Co-billing occurs when we bill our customers on behalf of another long distance service provider for services rendered to our customer by that carrier. Beginning July 2003, we started providing co-billing services to other telecommunication service providers operating in Brazil. The rates of such services are negotiated under the supervision of Anatel.

Sales of Product

We offer a diverse portfolio of handset models from several manufacturers for sale through our dealer network, which includes our own stores, exclusive franchises and authorized dealers. We are focused on offering an array of handsets, including essential and smartphones devices with enhanced functionality for Value-Added Services, mainly 4G equipment that provides Dual SIM, near-field communication, WiFi, Internet, Bluetooth and camera functionalities, while practicing a policy of increasing 4G smartphone penetration, focusing on high quality 4G smartphones to enhance the customer experience. Our mobile handsets can be used in conjunction with either our prepaid or postpaid service plans. In 2020, TIM furthered its focus on postpaid and TIM Controle segments, offering to these customers discounts on 4G smartphones. Currently, we believe that supplies of mobile handsets are sufficient to satisfy demand, but also plan to expand our mobile handset portfolio to new devices focused on the customer experience, such as routers, other web devices and accessories.

Billing and Collection

Our company-wide, integrated billing and collection systems are provided by a third-party vendors. These systems have four main functions: (i) customer registration, (ii) customer information management, (iii) accounts receivable management and (iv) billing and collection.

These billing systems give us significant flexibility in developing service plans and billing options.

Certain aspects of billing customers in Brazil are regulated by Anatel. For mobile and fixed telephones, currently if a customer’s payment is more than 15 days overdue, we can suspend the customer’s ability to make outgoing calls if preceded by a notification. If the payment is 45 days overdue, we can suspend the customer’s ability to receive incoming calls, also if preceded by a notification. For residential broadband, currently if a customer’s payment is more than 15 days overdue, we can reduce the speed of the customer’s broadband access and if the payment is 45 days overdue, we can suspend the customer’s broadband access. After 90 days from the customer’s payment due date, we generally discontinue service entirely, with a notification to the customer. Discontinuation of service is sometimes delayed, however, between 120 and 180 days after the due date for valued customers. The rules of suspension and discontinuation of fixed and residential broadband service are the same as those applied for the mobile service.

In March 2014, Anatel approved a single regulation for the telecommunications sector, with general rules for customer service, billing, and service offers, which are applicable to fixed, mobile, broadband and cable TV customers.

In order to avoid delinquency and discontinuation of service, however, we have invested in CRM models to identify customers with a higher propensity to early delinquency, or when a postpaid customer does not pay the first or second invoice, and also reinforced credit history checks for our customers prior to service activation. Although we continue to have one of the lowest delinquency rates in the segment, we noticed an increase in bad debt as a consequence of the expansion of the postpaid base of customers and the challenging economic environment. Our Express Plan has also proved to be an important tool to prevent early delinquency, since the payments are made by credit card.

During 2020, after the implementation of improved operational controls and collection strategies and even considering the pandemic environment, we accomplished a significant bad debt reduction.

In 2020, we expanded our capillarity of collection methods, being the only telecommunication company to offer the possibility of paying with the Instant Payment System from the Central Bank (PIX) to the entire customer base, which allows us the immediate recognition of payment and also the immediate release of the defaulting customer.

Pursuant to Anatel regulations, we and other telephone service providers periodically reconcile the interconnection and roaming charges owed among them and settle on a net basis. See “—Lines of Revenue—Interconnection Charges” and “—Lines of Revenue—Roaming Fees.” Currently, the roaming reconciliation process is largely managed by industry sponsored groups, while the interconnection reconciliation process is primarily managed directly by us.

Seasonality

We have experienced a trend of generating a significantly higher number of new clients and product sales in the fourth quarter of each year as compared to the other three fiscal quarters. A number of factors contribute to this trend, including the increased use of retail distribution in which sales volume increases significantly during the year-end holiday shopping season, the timing of new product and service announcements and introductions, and aggressive marketing and promotions in the fourth quarter of each year.

Regional Overview

We provide 4G coverage in 3,877 cities to 95.2% of the urban population of Brazil, making our 4G network the most extensive in the country. Our 3G coverage reaches 3,506 municipalities and 92.8% of the urban population. We also offer GSM telecommunications services with a national reach to 95.2% of the urban population, which is one of the most extensive GSM coverage areas in Brazil, with a presence in 3,476 municipalities.

The following table shows information regarding Brazilian mobile telecommunications, at the dates indicated.

	As of or For the Year Ended December 31,
	2020	2019	2018
Brazilian population (millions)(1)	211.8	210.1	208.5
Estimated total penetration (%)(2)(3)	97.2	96.9	109.9
Brazilian wireless subscriber base (millions)	234.1	226.7	229.2
National percentage subscriber growth (%)	3.3	(1.1)	(3.1)

(1)	According to the last information disclosed by IBGE (July 2020).
(2)	Percentage of the total population of Brazil using mobile services, equating one mobile line to one subscriber (December 2020).
(3)	Basedon information published by Anatel and IBGE/IPC Maps (December 2020).

Our Network

Our wireless networks use 4G, 3G and 2G technologies and cover approximately 96% of the urban Brazilian population. In order to move toward 4G services, in October 2012, we acquired additional bandwidth in the 2,530-2,540 MHz and 2,650-2,660 MHz sub-bands, with national coverage, and the 450 MHz band in Espírito Santo, Paraná, Rio de Janeiro and Santa Catarina states.

Between 2007 and 2014, we acquired new RF authorizations used for 3G and 4G mobile telephone services at the 2100 MHz, 2500 MHz and 700 MHz bands. In September 2014, we invested approximately R$2.85 billion to acquire bandwidth in the 700 MHz range, aligned with our strategy of expanding our broadband and 4G service across Brazil. We began providing our services in the 700MHz range in 2016. See “—Regulation of the Brazilian Telecommunications Industry—Frequencies and Spectrum Background”. In December 2015, Anatel auctioned left over radio frequencies in the 1,800 MHz, 1,900 MHz and 2,500 MHz bands. We submitted bids for the left over lots of the 2,500 MHz band, in the 2,500-2,510 MHz and 2,620-2,630 MHz sub-bands – known as P-Band, which had originally been auctioned in 2012. This particular P-Band spectrum provides for 4G mobile services. We acquired the lots for Recife, in the state of Pernambuco (Region AR 81), and Curitiba, in the state of Paraná (Region AR 41), based on our bids which totaled R$57.5 million. The corresponding authorization terms were signed in July 2016. During 2017, several municipalities throughout Brazil had their analog TV signals switched-off, freeing up the bandwidths in those regions for 4G mobile services. In 2018, the analog TV switch-off schedule was completed in regions where it is necessary to clean up the 700 MHz spectrum for the LTE. Therefore, by September 2019, all municipalities were able to receive TIM’s expanded 4G coverage through the 700 MHz band. Throughout 2020 and 2021, the entity created to ensure the spectrum cleanup, called the Entity for Administration of TV and RTV Channel Relocation and Digitalization Process, or EAD, is expected to fulfill the remaining auction obligations, concluding the relocations of broadcasters and the provision of interference solutions in order to complete the switch-off process and to make the spectrum fully available to mobile operators. See “—Regulation of the Brazilian Telecommunications Industry—Authorizations and Concessions.” In connection with the conclusion of the Reorganization whereby TIM Celular was merged into the Company, see “—Item 4. Information on the Company—C. Organizational Structure,” the Company holds all of the authorizations previously issued in the name of other companies controlled, directly or indirectly, by TIM Participações

RF authorizations are generally valid for a period of 15 years and renewable for 15 more, and our current authorizations will start expiring in September 2022 (for details on spectrum licenses and expiration dates see “—Regulation of the Brazilian Telecommunications Industry—Frequencies and Spectrum Background”). In the case of authorizations that cannot be renewed, current telecommunications law sets forth that the spectrum is returned to the Federal Government under Anatel’s management. This is why reviewing the General Telecommunications Law has meaningful impact for the sector, as the proposed updated law allows for subsequent and unlimited renewals of radio frequency authorizations of up to 20 years each, generating an environment possibly more conducive to long-term investments.

We consider the purchase of any frequency made available by Anatel for the provision of mobile services as a priority, since having available frequency is core to our business. In 2020, we made R$3,891 in investments, of which 91.2% of our capital expenditures were in infrastructure, primarily in 4G and 3G deployment, expansion and capacity enhancement of our optical transport networks, quality maintenance and enabling of fiber-to-the-site and the mobile broadband MBB programs.

These investments allowed us to reach, by the end of 2020, the milestone of 3,877 cities with 4G coverage, or 95.2% of the country’s urban population. We are thus the leader in 4G coverage in Brazil among mobile telecommunications providers, both by number of cities served and percentage of population covered.

On April 30, 2020, the Company obtained the approval of the Anatel and, on June 3, 2020, obtained the approval of the CADE for the execution of two onerous transfer contracts aimed at sharing 2G, 3G and 4G mobile network infrastructure, reinforcing the evolution process of the Brazilian telecommunications market in terms of network infrastructure sharing.

Our wireless network has both centralized and distributed functions, and includes mainly transmission equipment, consisting primarily of more than 143 thousand eNodeBs in our 4G network, more than 20 thousand NodeBs for the 3G layer and more than 13 thousand BTSs for 2G network as of December 2020, considering site-sharing, hardware equipment and software installation and upgrades. The network is connected primarily by IP radio links and/or optical fiber transmission systems distributed nationwide.

Another priority is developing our national network. In December 2020, we continued to increase the quantity of sites connected by optical fiber, contributing to an increase in data carried on our network as compared to 2019. The results are consistent with Anatel’s network quality requirements, and with TIM retaining its solid performance in 2020. Since national coverage and quality of service has improved substantially over the last few years, Anatel has shifted its focus in recent years. Anatel is now concentrating its efforts on smaller geographic areas, particularly in those areas where service is still considered poor.

The AES Atimus Acquisition and consequent creation of TIM Fiber (which was merged into TIM Celular in 2012, and TIM Celular was merged into the Company in 2018) has improved our optical fiber (or fiber optic) network presence in more than 30 cities including the metropolitan regions of Rio de Janeiro, São Paulo, Salvador, Goiânia, Recife, Manaus, Belo Horizonte and Distrito Federal. Our optical fiber network has capacity to offer high quality ultra-broadband service, available through our TIM Live service.

Our fixed broadband infrastructure is highlighted by the following characteristics:

·	an extensive wide covered area network covering more than 3.1 million homes passed served by approximately 21 thousand kilometers of cables and 3.7 thousand MSAN/GPON access nodes, which are network elements that provides broadband connections to the end user;
·	active Base of 627 thousand accesses in the cities mentioned above.

Our switching exchanges and intelligent network platforms enable us to offer flexible, high quality voice service at extremely competitive prices. Our satellite network covers distant areas of the country and is being expanded and renewed to provide high private service.

As a general matter, telecommunications operators’ networks have tended to be designed, deployed and managed according to a vertical architecture model referred to as “end-to-end,” where the hardware and software are proprietary and dedicated to each network function. With the growing demand for differentiated services, the need for physical space, energy and speed have become critical and, consequently, companies’ capital expenditure and operating costs have tended to increase.

Such network architecture based on monolithic network elements requires a long time for development and deployment, impacting directly the time-to-market for launching new products or services and, consequently, reducing the generation of new revenues.

NFV is the new architectural paradigm that aims to address the infrastructural network transformation as a key step in the evolution of the implementation of new systems and network infrastructure, as it adopts the concept of consolidating standardized commercial off-the-shelf hardware elements that are available in virtual environments for shared use across various applications, accelerating the ability to deliver services, reducing costs and improving customer satisfaction. TIM aims to capitalize on the proposed benefits from such technology.

TIM understands that the NFV and the sharing of resources and equipment is the way to establish an economically more efficient structure, by reducing investment and/or operational costs while also reducing the time-to-market for launching new offers (an increasingly relevant factor in a competitive scenario).

By the end of 2020, we have deployed 14 new virtualized Core Network Datacenters (DCC) located in Rio de Janeiro (2), São Paulo (2), Fortaleza (2), Salvador, Brasília (2), Belo Horizonte (2), Belém and Curitiba (2), in addition to 11 new virtualized Edge Network Datacenters (DCE) located in Campinas, Porto Alegre, Natal, João Pessoa, Florianópolis, Blumenau, Maringá, Londrina, São Luis, Goiânia and Ponta Grossa. Most of our core network functions are already running in a virtualized fashion by means of these network datacenters. The migration of additional network functions to a virtualized datacenter will be based on a roadmap of virtual network functions, or VNFs, respecting the maturity of each network function

Based on the efficiency and on the robustness of the technologies used in the NFV and IP networks, in virtualizing its core network, TIM is also optimizing capital expenditures.

Therefore, our commitment to solid infrastructure and quality improvement allow the Company to develop projects such as: (i) unification of the functions of an Intelligent Network core signaling network and network data base through Unified Data Consolidation and (ii) the evolution of security platforms such as Session Border Controller that accomplishes IP interconnection in with other operators. We expect from these and other projects to be able to reduce our operating expenditures by decreasing leased lines and infrastructure sharing, simplifying maintenance processes and architecture/topology, increasing resilience even in conditions of disaster recovery and improving the customer experience by increasing the speed in which calls are set up and data is transmitted and improve the amount of time needed to make customers profiles available in our data base.

In 2011, TIM implemented a Policy and Charging Control, or PCC, platform in accordance with the standards of the 3rd Generation Partnership Project, or 3GPP. This PCC made it possible for us to develop a brand new means to control fair use, as we are now able to reduce a given subscriber’s speed, block usage and offer additional data packets to maintain maximum speeds after the subscriber’s existing data packet is depleted. Since then, several innovative data offers have been launched that promote the usage of data, social media and streaming. This PCC platform is now evolving to an NFV model, which brings modernization and high scalability to support the increasing demand of mobile data and reduces the time-to-market when launching new data offers.

In 2014, TIM started to change our Mobile Packet Core platform to a Unified Packet Core based on the most advanced 3GPP Evolved Packet Core standards, providing a coordinated seamless mobility management in a HetNet access environment (full multiple-access nodes for 2G/3G/4G/Femto/WiFi) in order to support the huge increase in data demand in the Brazilian telecommunications market, as discussed elsewhere throughout this annual report on Form 20-F. The Evolved Packet Core platform is also evolving to an NFV model, based on 3GPP’s Control and User Plane Separation of EPC nodes. This enables flexible network deployment and operation, by distributed or centralized deployment and the independent scaling between control plane and user plane functions.

In 2017, TIM started to implement our Voice over LTE/4G, or VoLTE, platform following 3GPP standards, providing better voice quality and 4G service continuity, avoiding the need to resort to 2G/3G during voice calls. The VoLTE platform is also evolving to an NFV model, based on 3GPP’s nodes.

In 2018, TIM implemented a new security system to access its new and legacy platforms, called “Secure Password.” It uses a secure shell, or SSH, security protocol, monitors attempts of non-standard access and generates related warnings (IAM-Identity Access Management). This process involves password encryption and a logical safe that only grants recovery to authorized users while also granting and recording accesses through video and text devices. More specifically, it features: (i) password authentication with a maximum validity of 90 days; (ii) authorization through a login administration interface; and (iii) audit (logs) generated by the system, allowing the traceability of user actions from the beginning to the end of each operation. The system also sends logs to a centralized system as a historical database. Additionally, TIM has a plan to mitigate network risk in case of unexpected events on a macro scale that prioritizes the critical network infrastructure based on a risk map, or the Network Resilience Plan. The Network Resilience Plan allows the Company to focus on the main issues, and these in turn become the basis for crafting short-, medium- and long-term mitigation measures in order to enhance the robustness of the network, even in case of unexpected events.

Sources and Availability of Raw Materials

Our business and results of operations are not significantly affected by the availability and prices of raw materials.

Site-Sharing and Other Agreements

Site-Sharing Agreements

With the objective of avoiding unnecessary duplication of networks and infrastructure, Anatel allows telecommunications service providers to use other providers’ networks (long distance, backhaul and spectrum frequencies, among others) as secondary support in providing telecommunications services, with a focus on reducing costs and increasing the penetration of mobile services in Brazil. Therefore, we have allowed other telecommunications service providers in our region to use our infrastructure, and we have used other providers’ infrastructure, pursuant to site-sharing agreements with such operators.

Based on such Anatel policy, in November 2012, TIM Celular (which has been merged into the Company in connection with the Reorganization) formalized with Oi an agreement for the reciprocal assignment of their LTE networks (4G technology) in certain cities, which was approved by Anatel and CADE, which is the Brazilian antitrust agency and has the mission to ensure free competition in the market, not only by investigating and ultimately deciding on the competitive matter, but also by disseminating a free competition culture.

In April 2014, TIM Celular (now TIM S.A.) and Oi entered into a new agreement to negotiate the joint construction, implementation and reciprocal assignment of parts of their respective GSM (2G) and UMTS (3G) network infrastructures in cities with less than 30,000 inhabitants, which was also approved by Anatel and CADE.

In July 2015, TIM Celular (now TIM S.A.), Oi and Vivo entered into an agreement for the reciprocal assignment of LTE network media (4G), similar to the agreement between TIM Celular (now TIM S.A.) and Oi in

2012, but also covering frequencies sharing. As with the prior sharing agreements, Anatel and CADE approved the agreement between the parties.

Also in 2015, TIM Celular (now TIM S.A.), Vivo, Claro and Oi filed with CADE a Term of Commitment with the objective of negotiating the joint contracting of one or more companies to carry out the construction, installation and provision of infrastructure in indoor environments (such as shopping malls) in several locations in Brazil, which was approved without restriction by CADE.

In November 2015, the Company, thorough TIM Celular and Intelig, both merged into the Company, and Vivo filed an agreement to share UMTS network (3G) under a multiple operation core network, RAN sharing model which includes frequency sharing in certain cities based on their rural coverage obligations, which was also approved without restrictions.

In March 2018, due to the mediation process between TIM and Oi, a new RAN sharing agreement was executed, which changed the sharing modality described in the 2012 agreement (technological evolution from the multi-operator radio access network to the multi-operator care network) and included part of the 1,800 MHz radio frequency bands. CADE and Anatel approved the operation without any restrictions.

On July 23, 2019, the Company and Telefônica Brasil entered into a memorandum of understanding, or the Vivo MoU, to start negotiations regarding: (i) sharing of single-grid 2G network; (ii) establishment of new infrastructure sharing agreements for the 4G network in 700Mhz, directed to cities with fewer than 30,000 inhabitants, which in the future may be expanded to larger cities; (iii) other network sharing opportunities in other frequencies and technologies; and (iv) other opportunities in efficiency and cost reduction in operations and network maintenance. We and Telefônica Brasil believe that the potential developments from the concepts set forth in the Vivo MoU would result in improved services at both carriers, as well as synergies and efficiencies in the allocation of investments and operating costs.

On December 19, 2019, pursuant to the Vivo MoU with Telefônica Brasil, two new sharing agreements have been entered into regarding: (i) the creation of a unique network in 2G technology; and (ii) a single-grid agreement that will result in an expansion of 3G and 4G networks and a network consolidation in small cities (with less than 30,000 inhabitants). On April 30, 2020, the Company obtained the approval of the Anatel and, on June 3, 2020, obtained the approval of the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE, for the execution of two onerous transfer contracts aimed at sharing 2G, 3G and 4G mobile network infrastructure, reinforcing the evolution process of the Brazilian telecommunications market in terms of network infrastructure sharing.

Our Operational Contractual Obligations

For more information on our material contractual obligations, see “Item 10. Additional Information—C. Material Contracts.”

Interconnection and Other Agreements

We have entered into interconnection agreements with most of the telecommunications service providers operating in Brazil. The terms of our interconnection agreements include provisions specifying the number of interconnection points, the method by which signals must be received and transmitted, and the costs and fees for interconnection services. Interconnection agreements must be submitted for Anatel’s approval. Nevertheless, even in the absence of ratification by Anatel, the parties to these interconnection agreements are obligated to offer interconnection services to each other. See “—Interconnection Regulation.”

Roaming Agreements

We have entered into roaming agreements for automatic roaming services with other mobile operators outside our regions. Automatic roaming allows our customers to use their mobile telephones on the networks of other mobile operators while traveling abroad or out of TIM coverage areas in Brazil. Similarly, we provide mobile services for customers of other mobile operators when those customers place or receive calls while visiting Brazilian cities with TIM coverage. We provide services for the clients visiting our network on the same infra-structure basis provided to our own clients. All of the mobile operators party to these agreements must carry out a monthly reconciliation of roaming charges with its roaming partners.

National Roaming Agreements

In 2017, Anatel required that TIM, Claro, Oi and Vivo guarantee the provision of mobile services (voice, SMS and data) in all cities with less than 30,000 inhabitants. The project started with trial service in 35 cities (8 for TIM, 9 for Claro, 9 for Oi and 9 for Vivo), which has already been implemented. Following the trial period in 2018, TIM has expanded its coverage to 613 new cities which means now its coverage encompasses a total of 1,966 cities.

International Roaming Agreements

We have international roaming agreements available in 210 different countries with 423 international operators that encompass 620 individual (PMNs) networks. These agreements include at a minimum voice service, and may be enhanced based on the technology available on the visiting network and can include voice, SMS and data (2G, 3G and 4G). Our international roaming agreements have steadily expanded in recent years. By the end of 2020, we expanded our 4G data coverage to 74 new networks, meaning now we offer 4G roaming in 81 countries, covering the main travel destinations for Brazilians.

In July 2019, an agreement was entered into among the Mercosur countries to eliminate international roaming charges among them, and instead charge users of mobile services (voice and data) traveling throughout the Mercosur countries according to the plan contracted in their home country, without additional charges. In Brazil, the agreement must still be approved by the Brazilian Congress and will only be valid after two or more countries have ratified the agreement before the secretariat of Mercosur. In November 2018, Brazil also entered into a free trade agreement with Chile, which resulted in the end of international roaming between the two countries. This agreement is also pending approval by the Brazilian Congress. In 2021, Anatel was expected to set up technical groups to discuss the details of the implementation of both the Mercosur agreement and the Chile free trade agreement, which have been delayed due to the COVID-19 pandemic.

Fraud Detection and Prevention

“Subscription fraud,” which consists of using identification documents or data personal information of another individual to obtain mobile services, is the main fraud relating to mobile, fixed and long distance service. We are focused on implementing prevention measures in our points of sales to avoid such subscription fraud. Examples of prevention measures include digital authentication for our sales front-end system, a strong training program, maintaining a blacklist of offenders to prevent fraud, analysis of the documentation presented and monitoring and identification of point of sale. We also work to detect and prevent fraud by frequently improving and updating our traffic behavior monitoring and subscriber data.

Our security operations management develops programs and strategies to mitigate fraud risks through macro business processes such as:

Network: Actions aimed to combat theft, robbery or damage of equipment and network infrastructure by the application of physical and electronic protections, such as equipment tracking, installation of protective security equipment, virtual and physical surveillance and intelligence analysis.

Investigations of Specific Incidents: These anti-fraud efforts are focused on the reduction of illicit activities. The program consolidates and analyzes all the facts related to known incidents in order to identify circumstances in which the Company’s services may be being used to perpetuate noncompliance with laws, codes and other policies such as extortion, pedophilia, aggression, theft, drug trafficking and harassment.

Personal Security: These efforts focus on the combined use of organizational, technical and human resources aimed at preserving the physical, intellectual and emotional integrity of the human resources of the group, ensuring compliance with the precepts pointed out in the security operations mission and focused on the foreign public on a visit to Brazil.

Commercial Security: These efforts seek to mitigate the losses resulting from theft and robbery of smartphones, among them the deployment of safes in the stores for the storage of high value devices in all stores, prioritizing street-front stores.

Security in Logistics: These efforts are directed to combat loss due to theft or theft of merchandise whether in transportation or storage.

Security Compliance: Active monitoring of the emergence of new legislation related to customer data security and related internal compliance efforts.

Taxes on Telecommunications Goods and Services

The telecommunications goods and services offered are subject to a variety of federal, state and local taxes (in addition to taxes on income), the most significant of which are ICMS, ISS, COFINS, PIS, FUST, FUNTTEL, FISTEL, CONDECINE and Corporate Income Tax and Social Contribution on Net Income, which are described below.

·	ICMS. The principal tax applicable to goods and telecommunication services is a state value-added tax (Imposto sobre Operações Relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual, Intermunicipal e de Comunicação), or ICMS, which the Brazilian states levy at varying rates on certain revenues arising out of the sale of goods and services, including certain telecommunications services. The ICMS tax rate for domestic telecommunications services is levied at rates between 25% and 35%. The ICMS tax rate levied on the sale of mobile handsets and other products such as modem and SIM cards averages between 17% and 20%. With respect to the sale of mobile handsets, among other goods, ICMS may be charged in a different tax regime, under which another taxpayer in the distribution chain of the goods (such as, for example, the manufacturer of the goods) is required to anticipate and pay ICMS amounts that would otherwise be due in other steps of the distribution chain. There is also an exception for certain handsets whose manufacturers are granted certain local tax benefits, thereby reducing the rate to as low as 7%.
·	ISS. Since January 2018, the tax incidence over certain Value-Added Services has increased with the inclusion of those receivables within the ISS basis of calculation due to Law No. 157/2016, which is a municipality tax with rates varying from 2% to 5%.
·	COFINS. COFINS is a social contribution levied on gross revenues. Since 2000, companies began to pay COFINS tax on their bills at a rate of 3%. In December 2003, through Law No. 10,833, COFINS legislation was further amended, becoming a non-cumulative tax, raising the rate to 7.6% for most transactions. However, telecommunications services revenues, among others, continued subject to a cumulative basis at a rate of 3%. In 2015, Decree No. 8,426 came into effect, which restored COFINS on financial revenues at a rate of 4%, except for some types of financial revenues (for example, revenues from foreign exchange variations of exportation of goods and services, revenues resulting from foreign exchange fluctuations of obligations undertaken by the company, including loans and financing and revenues related to hedging transactions on stock exchange values, and revenues from commodities and futures exchanges or over-the-counter transactions and related to the operational activities of the Company).
·	PIS. PIS is another social contribution levied at the rate of 0.65%, on gross revenues from telecommunications service activities. In 2002, Law No. 10,637 was enacted, making such contribution non-cumulative and increasing the rate to 1.65% on gross revenues, except in relation to telecommunications services, for which the method continued on a cumulative basis at a rate of 0.65%. In 2015, Decree No. 8,426 came into effect, which restored PIS on financial revenues at a rate of 0.65%, except for some types of financial revenues (for example, revenues from foreign exchange variations of exportation of goods and services, revenues resulting from foreign exchange fluctuations of obligations undertaken by the company, including loans and financing and revenues related to hedging transactions on stock exchange values, and revenues from commodities and futures exchanges or over-the-counter transactions and related to the operational activities of the Company).

·	FUST. In 2000, the Brazilian government created the Fundo de Universalização dos Serviços de Telecomunicações, or FUST, a fund that is supported by a tax applicable to all telecommunications services. The purpose of the FUST is to stimulate the expansion, use and improvement of the quality of telecommunications networks and services, to reduce regional inequalities and to stimulate the use and development of new connectivity technologies in order to promote economic and social development. FUST tax is imposed at a 1% rate, levied on gross operating revenues, net of discounts, ICMS, PIS and COFINS, and the cost may not be passed on to clients. Telecommunication companies can draw from the FUST to meet the universal service targets required by Anatel.

In 2005, Anatel enacted Ordinance No. 7/05 requiring that FUST should be paid on revenues arising from interconnection charges since its effectiveness. A notice was issued deciding that we must adjust values on the FUST calculation basis in order to include interconnection revenues received from other telecommunications companies. A writ of mandamus was filed against Anatel to avoid the terms of Ordinance No. 7/05. The first level decision was issued in our favor. Such decision was challenged by Anatel and the Appeal judgement confirmed the first level decision. Anatel appealed to High Courts in order to reverse the Appeal decision.

·	FUNTTEL. In 2000, the Brazilian government created the Fundo para Desenvolvimento Tecnológico das Telecomunicações, or FUNTTEL, a fund that is supported by a contribution tax applicable to all telecommunications companies. FUNTTEL is a fund managed by BNDES and FINEP, government research and development agencies. The purpose of FUNTTEL is to promote the development of telecommunications technology in Brazil and to improve competition in the industry by financing research and development in the area of telecommunications technology. FUNTTEL tax is imposed at a rate of 0.5% on gross operating revenues, net of discount, ICMS, PIS and COFINS, and it cost may not be passed on to clients.

In 2013, Anatel enacted Resolution No. 95, which regulates FUNTTEL collection. As in the case of FUST, it requires that FUNTTEL be calculated based upon revenues arising from interconnection charges since its effectiveness. Sinditelebrasil, the Brazilian syndicate of telecommunications companies, filed a Writ of Mandamus against Anatel in order to compel Anatel not to apply Resolution No. 95/2013. An injunction was issued in our favor and a favorable final decision was issued by the Federal 1st Region High Courts of Appeal.

·	FISTEL. Fundo de Fiscalização das Telecomunicações, or FISTEL, is a fund supported by a tax applicable to telecommunications services, which was established in 1966 to provide financial resources to the Brazilian government for its regulation and inspection of the sector. FISTEL consists of two types of fees: (1) an installation inspection fee assessed on telecommunications stations upon the issuance of their authorization certificates, as well as every time a new mobile number is activated, and (2) an annual operations inspection fee that is based on the number of authorized stations in operation, as well as the total basis of mobile numbers at the end of the previous calendar year. The amount of the installation inspection fee is a fixed value, depending on the kind of equipment installed in the authorized telecommunication station.

Effective in 2001, the installation and inspection fee is assessed based on net activations of mobile numbers (that is, the number of new mobile activations reduced by the number of cancelled subscriptions), as well as based on the net additions of radio base stations. The operations inspection fee equals 33% of the total amount of installation inspection fees that would have been paid with respect to existing equipment. The public funds raised from this installation fee are appropriated to either the Brazilian Communication Company, or EBC, or the Brazilian National Cinema Agency (Agência Nacional do Cinema), or ANCINE, in order to benefit Brazilian cinema industry. Also, Anatel charges the installation inspection fee when there is an extension of the term of validity of the right to use radio frequencies associated with the operation of the personal mobile service. The Company understands that such collection is unjustified and is challenging this rate in court.

The FISTEL fee to be paid in 2020 was deferred due to Provisional Measure No. 952, enacted in April 15, 2020. Therefore, up to December 31, 2020, the FISTEL fee was not paid based on an injunction issued by the Regional Court of the 1st Region.

·	Corporate Income Tax and Social Contribution on Net Income. Income tax expense is a combination of two different types of taxes, the corporate income tax, or IRPJ, and the social contribution tax on net income, or CSLL. The corporate income tax is payable at the rate of 15% plus an additional rate of 10% (levied on the part of taxable profits that exceed R$0.02 million per month or R$0.24 million per year). The social contribution tax is currently assessed at a rate of 9% of adjusted net income.

In 2013, the Brazilian government enacted Provisional Measure No. 627/2013, in order to end the Transitional Tax Regime, or RTT. RTT was implemented in 2008 as a way to neutralize the tax impact caused by the adoption of IFRS accounting rules in lieu of Brazilian GAAP.

In 2014, Provisional Measure No. 627 was converted into Law No. 12,973, the main objective of which was to implement the new tax regime, adapted to the new accounting guidance provided by IFRS, ending the RTT. Given that the implementation required specific adjustments to promote the elimination of the effects of registration of the new accounting methods and criteria to the statutory books, some assets and liabilities now have different methods and accounting criteria from those previously adopted by the former accounting rule. Law No. 12,973 established as a condition for the accurate tax treatment of these differences to impact only at the time of the realization of these assets or liabilities the creation of subaccounts for individualized control. The treatment is the same in regard to present value adjustments and fair value adjustments.

The rules for deductibility of goodwill were maintained for transactions which occurred prior to the end of 2017. The tax treatment by TIM Celular (now TIM S.A.) of the goodwill arising from the purchase of the companies AES Atimus SP and RJ was not impacted by the new rules.

Regarding dividends, Law No. 12,973 ensured the full and unconditional exemption on payment or credit of profits or dividends earned between 2008 and 2013, previously paid or not. Uncertainty remained, however, in relation to exemption on profits and dividends generated in the calendar year 2014, if higher than the taxable income in the same period in the case of companies that do not opt for early adoption of the new post-RTT tax regime that year. According to the Federal tax authorities the exception is not applicable to the excess amount, or in other words, to the profits and dividends paid in excess of the taxable income.

Dividends are not subject to withholding income tax when paid. However, as the payment of dividends is not tax deductible for the company that is distributing them, there is an alternative regime for stockholder compensation called “interest on equity,” which allows companies to deduct any interest paid to stockholders from net profits for tax purposes.

These distributions may be paid in cash. The interest is calculated in accordance with daily pro rata variation of the Brazilian government’s long-term interest rate (“TJLP”), as determined by the Central Bank from time to time, and cannot exceed the greater of: (1) 50% of the net income (before taxes and already considering the deduction of the own interest amount attributable to stockholders) related to the period in respect of which the payment is made; or (2) 50% of the sum retained profits and profits reserves as of the date of the beginning of the period in respect of which the payment is made.

Any payment of interest to stockholders is subject to withholding income tax at the rate of 15% (or 12.5% for some jurisdictions, as provided in certain Double Taxation Treaties), or 25% in the case of a stockholder domiciled in a Low or Nil Tax Jurisdiction. These payments may be qualified, at their net value, as part of any mandatory dividend. As described herein, we and our subsidiaries paid interest on equity in 2020. Please refer to “Item 4. Information of the Company—2020 Important Events—Interest on Equity” for detailed information.

Tax losses carried forward are available for offset during any year up to 30.0% of annual taxable income. No time limit is currently imposed on the application of net operating losses on a given tax year to offset future taxable income within the same tax year, nevertheless there is no monetary restatement.

Companies are taxed based on their worldwide income rather than on income produced solely in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are added to their net profits for tax purposes. Therefore, profits, capital gains and other income obtained by foreign branches or income obtained from subsidiaries or foreign corporations controlled by a Brazilian entity are computed in the calculation of an entity’s profits, in proportion to its participation in such foreign companies’ capital.

In the end of 2017, the Brazilian Federal Revenue Office, or RFB, issued Normative Instruction No. 1,771/2017 in order to determine the tax treatment due to the accounting CPC 47 – Customer Contract Revenue, which tax treatment went into effect in 2018.

Income tax and social contribution were regulated by Decree No. 3,000/1999 in addition to other federal laws and decrees. In December 2018, this decree was revoked and replaced by Decree No. 9,580, which consolidates the main provisions related to income tax and social contribution. As of the date hereof, no relevant impacts to the Company were identified with regard to such changes.

Regulation of the Brazilian Telecommunications Industry

General

The telecommunications sector is regulated by Anatel, which was established by law and is administratively independent and financially autonomous from the Ministry of Communication (Ministério dasComunicações), or Minicom, former Ministry of Science, Technology, Innovation and Communication (MCTIC). Anatel is responsible for promulgating standards related to telecommunications services and regulating the relationship between different operators, as set forth in the General Telecommunications Law and the Regulamento da Agência Nacional de Telecomunicações, or the Anatel Decree.

Despite liberalization, which occurred in 1997, the Brazilian telecommunications market still faces persistent dominant positions held by fixed incumbent operators. In particular, broadband access is currently offered by operators over their own infrastructure and the respective regulatory framework is not always based on effective implementation of the wholesale access obligations.

In 1998, a presidential decree approved the first General Plan for Universalization Goals (Plano Geral de Metas de Universalização), or PGMU I, creating landline universal service obligations binding on the landline telephony services (Serviço Telefônico Móvel Comutado), or STFC, concessionaires. PGMU is reviewed every 5 years regulating obligations such as public pay phones and telephone services for low income. In December 2018, PGMU IV was published 2 years late and included obligations to deploy 4G fixed wireless access in non-urban districts. In addition, there was a reduction in the obligation to maintain and deploy payphones.

The last universalization plan formulated by the government, considering that fixed telephony concession end in 2025, was published in January, 2021. The PGMU V, replaces the 4G targets, established in PGMU IV, with the construction of a backhaul in the municipalities that do not yet have an optical fiber connection.

A presidential decree issued on June 30, 2011, established a bidding process for 4G RFs, an important landmark for the telecommunications sector. The bid occurred in 2012 and, in order to guarantee full rural service by 2018, Anatel linked the 4G blocks in the 2,500 MHz band to the 450MHz band in specific geographic regions of Brazil. As a result, the four winning operators of the 4G blocks in the 2,500 MHz band linked to the 450MHz band are subject to coverage commitments in rural areas. Such presidential decree also resulted in two new regulations to measure mobile and fixed broadband quality standards.

In November 2012, Anatel enacted PGMC 2012, whose goal is to encourage competition by creating interconnection obligations and the sharing of infrastructure already installed by other operators. PGMC 2012 was amended by Resolution No. 694/2018, the New PGMC. Full adoption of these standards required new investments and has been under debate.

In March 2014, by means of Resolution No. 632/2014, Anatel approved the adoption of a single regulation for the telecommunications sector (Regulamento Geral de Direitos do Consumidor de Serviços de Telecomunicações),

or RGC, with general rules for customer service, billing, and service offers, which are applicable to fixed, mobile, broadband and cable TV customers. In 2018, Anatel held a subsidies grant, which is an opinion-gathering tool similar to but at the preparation stage of a public consultation, aiming to improve the RGC in respect of the digitalization of processing and customer services, as well as billing and contracting services. In December 2020, Anatel initiated the public consultation 77 in order to review Resolution 632/2014. The public consultation received contributions until April 21, 2021 and new regulation is expected to be approved in the 2nd half of 2021.

In 2016, Anatel issued certain regulations which are particularly relevant to our operations, including: Resolution No. 663/2016, which modified rules for mobile virtual network operators; Resolution No. 667/2016, which approved the General Regulation of Accessibility in Telecommunications Services of collective interest; Resolution No. 668/2016, which modified the STFC Regulation; and Resolution No. 671/2016, which approved the Regulation on the Use of the Radio frequency Spectrum and modified the Regulation on the Collection of Public Price for the Right of Use of Radio frequencies and the Regulation on the Imposition of Administrative Sanctions.

In 2018, Anatel also issued several resolutions that are material to our business in certain respects. Resolution No. 693/2018 approved the new General Interconnection Regulation and revoked the “General Interconnection Regulatory Framework” set forth by Anatel in 2005. Resolution No. 695/2018 approved the new Public Price for the Right to Use of Radio Frequencies, or PPDUR, setting forth a two-part price calculation basis, one for renovation of radio frequencies and the other for license acquisition. Resolution No. 702/2018 reduced the authorization fee to R$400.00 for all telecommunication services. Resolution No. 703/2018 set forth a new cap for spectrum usage limits and allowed a given player to retain more spectrum bandwidth (30% to 40% of the total available spectrum).

In March 2018, the E-Digital Decree (Decree No. 9,319/2018) was published by former MCTIC in order to identify around 100 strategic actions aimed at boosting competition and online productivity levels in Brazil, while raising connectivity and digital inclusion levels. The actions seek to address the main strategic issues for the digital economy, including connectivity infrastructure, the use and protection of data, IoT, and cyber-security. The E-Digital Decree sets out approximately 100 strategic actions aimed at increasing competition and online productivity levels in Brazil, as well as the increasing connectivity and digital inclusion levels of the Brazilian population as a whole. These actions cover strategic topics related to the digital economy, including infrastructure connectivity, privacy and data protection, IoT and cyber-security.

In 2019, Anatel issued several important regulations that have a significant impact on our operations, particularly Resolution No. 709/2019 which approved the General Numbering Regulation, Resolution No. 710/2019 which approved the allocation of the 2.300 GHz radiofrequency band to the SLP and the Regulation on Conditions of Use of the 2,300 GHz radiofrequency band, Resolution No. 711/2019 which approved the allocation of the 3,500 GHz radiofrequency band and the Regulation on Conditions of Use of the 3,500 GHz radiofrequency band and the Resolution No. 717/2019 which approved the new Regulation on the Quality of Telecommunication Services – RQUAL aiming to reflect more accurately the quality conditions experienced by consumer.

In 2019, the Brazilian Government published a document titled the Public Consultation on a Brazilian Strategy for 5G Network, or the 5G Strategy. The objective of the government was to base a policy on a diagnosis of the challenges, a vision of the potentialities and a map of the opportunities offered by 5G in Brazil. The document was divided into five thematic axes: (i) radiofrequency and licensing; (ii) research; (iii) development and innovation; (iv) applications; and (v) security in the 5G environment.

In June 2019, the Decree on the National Plan for Internet of Things (Decree No. 9,854/2019) was published in order to regulate and encourage this technology in Brazil. It refers to IoT as “the infrastructure that integrates the provision of value-added services with physical or virtual connection capabilities of things with devices based on existing information and communication technologies and their evolution, with interoperability.” The decree lists the following subjects as required to further support the National Plan for Internet of Things: (i) science, technology and innovation; (ii) international insertion; (iii) vocational education and training; (iv) connectivity and interoperability infrastructure; (v) regulation, security and privacy; and (iv) economic viability.

Telecommunications Self-regulation System

In September 2019, the main telecommunication operators in Brazil compromised on a self-regulation Code of Conduct on Telemarketing. Such initiative was adopted in March 2019 and since July 16, 2019 consumers can register on specific website to restrict telemarketing calls from telecommunication operators.

In March 2020, telecommunication operators signed the Telecommunications Self-Regulation System, or SART, and approved two codes: Attendance and Offers. A code regarding billing obligations are still under discussion by the telecommunication operators and SART independent advisors.

Throughout 2020, the Federal Government and Anatel issued other important public consultations and decrees as listed below:

Federal Government

In 2020, several important Decrees were published, of which we highlight: (i) Decree No. 10,222/2020 was published in February and established the National Strategy for Cyber Security (E-Ciber). The E-ciber is the first module of implementation of the National Information Security Policy (Decree 9.367/2018) and contains the main actions intended by the federal government in the area of cyber security from 2020 to 2023; (ii) Decree No. 10,332/2020 which provides for Digital Government Strategy for the period as from 2020 to 2022, by means of use of information and communication by agencies and entities of the direct, autarchic and foundational federal public administration; (iii) Decree No. 10,480/2020 that regulates the Antennas Law (Law No. 13,116/2015) with the objective of stimulating the development of the telecommunications network infrastructure; (iv) Decree No. 10,534/2020 to institute the National Innovation Policy, within the scope of the federal public administration, aiming to stimulate the research, development and innovation of companies, ICT and private non-profit entities with a view to increase the productivity and competitiveness of the economy, the generation of wealth and the good -being social; and (v) Decree No. 10,526/2020 that institutes a Committee for Infrastructure Planning and Long-Term Integrated Infrastructure Plan.

Anatel

In 2020, Anatel submitted 78 topics for public consultation. The main topics were: (i) Public Consultation No. 5 – Resolution Draft approving the Adaptation Regulation for STFC Concessions; (ii) Public Consultation No. 9 – 5G Auction; (iii) Public Consultation No. 19 – Regulation of Continuity of STFC – Reversible Assets; (iv) Public Consultation No. 25 – to collect subsidies on reinforcers / repeaters of signals of SMP; (v) Public Consultation No. 37 – Proposal for Telecommunications Services Numbering Regulation; (vi) Public Consultation No. 48 – White Spaces; (vii) Public Consultation No. 51 – to collect subsidies to revise Regulations for the Use of Radio Spectrum; (viii) Public Consultation No. 65 – Simplification of regulation of telecommunications services; and (ix) Public Consultation No. 77 – General Regulation on Consumer Rights (RGC).

Additionally, Anatel enacted several important regulations that will have a significant impact on our activities, particularly those summarized below:

·	Resolution No. 719/2020: this Resolution approved the General License Regulation.
·	Resolution No. 720/2020: this Resolution approved the General Authorizations Regulation General.
·	Resolution No. 729/2020: this Resolution approved the tax revenue collection regulation.
·	Resolution No. 735/2020: this Resolution amended the Regulation on the Exploitation of SMP through the Virtual Network, the General Portability Regulation and the General Regulation on Consumer Rights to reduce the barriers to IoT expansion in Brazil.
·	Resolution No. 736/2020: this Resolution approved the allocation and the regulation on conditions of use of the 1.5 GHz radiofrequency band.

·	Resolution No. 738/2020: this Resolution amended the Telecommunications Service Regulation to include provisions on confidentiality, fraud prevention and actions to support public security.
·	Resolution No. 739/2020: this Resolution approved the Regulation on the Use of Telecommunications Services in Disasters, Emergency Situations and State of Public Disaster.
·	Resolution No. 740/2020: this Resolution approved the Cybersecurity Regulation applied to the telecommunications services.

Review of the Current Regulatory Model for the Provision of Telecommunications Services

In April 11, 2016, the working group composed by MCTIC and Anatel published its final report with a “diagnosis” on the telecommunications industry and proposed guidelines for the revision of the Brazilian regulatory model. A bill of law (PLC 79/2016) was then presented to the National Congress of Brazil to propose amendments to the General Telecommunications Law.

Law No. 13,879 was approved in 2019 and entered into force on October 4, establishing a new regulatory framework for the telecommunications sector in Brazil, the major regulatory change in 20 years.

The new telecommunications framework allows the fixed telephone concessionaires to adapt their agreements from a concession regime to an authorization regime. This change of concession to authorization must be requested by the concessionaire and it should be approved by the Anatel. In return, concessionaires must, among other conditions, make investment commitments to expand fixed broadband services, in areas without adequate competition for these services in order to minimize gaps and inequalities between Brazilian areas. Additionally, it also changes the rules on authorization of radiofrequency uses, establishing subsequent renewals and allows Radiofrequency trading among players (spectrum secondary market).

In June 2020, the Federal Government published Decree No. 10,402/2020 which regulates Law No 13,879/2019 and provides for the adaptation of the concession instrument to authorization of telecommunications service and on the extension and transfer of radiofrequency authorization, grants of telecommunications service and satellite exploration rights.

Decree No. 10,402/2020 establishes that the partial or full transfer of the authorization to use radio frequencies between telecommunications service providers will be carried out against payment by Anatel and must be preceded by Anatel’s consent, in addition to enabling the maintenance of obligations associated to radiofrequencies (serving the public interest), the application of restrictions of a competitive nature when necessary/convenient and the analysis of tax regularity of the company to which the authorization is being transferred. It also confirmed that the current authorizations are covered by the new rule for successive renewals.

Another important set of rules is the Decree No. 9,612/2018, or the Connectivity Plan, which established a series of guidelines for execution of terms of conduct adjustment, onerous granting of spectrum authorization and regulatory acts in general which includes: (i) expansion of high capacity telecommunications transport networks; (ii) increased coverage of mobile broadband access networks; and (iii) broadening the coverage of fixed broadband access network in areas with no available internet access by means of this type of infrastructure. It also establishes that the network implemented from the commitments will be subject to sharing from its entry into operation, except when there is appropriate competition in the respective relevant market.

Authorizations and Concessions

With the privatization of the Telebrás system and pursuant to the Minimum Law (Lei Mínima), Band A and Band B service providers were granted concessions under Cellular Mobile Service (Serviço Móvel Celular), or SMC, regulations. Each concession was a specific grant of authority to supply mobile telecommunications services in a defined geographical area, subject to certain requirements contained in the applicable list of obligations attached to each concession.

Our predecessors were granted SMC concessions and in December 2002, such SMC concessions were converted into PCS authorizations, with an option to renew the authorizations for an additional 15 years. We acquired PCS authorizations in conjunction with auctions of bandwidth by Anatel in 2001, and subsequently acquired additional authorizations and operations under the PCS regulations as well.

In connection with the conclusion of the Reorganization whereby TIM Celular was merged into the Company (see “Item 4. Information on the Company—C. Organizational Structure”). The Company holds all of the authorizations previously issued in the name of other companies controlled, directly or indirectly, by TIM Participações]

The following table shows each of our authorizations in effect on December 31, 2020:

Territory	450 MHz	800 MHz, 900 MHz and 1800 MHz	Additional Frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 Band (4G)	2500 MHz P Band** (4G)	700 MHz
States of Amapá, Roraima, Pará, Amazonas and Maranhão	–	March 2031*	April 2023	April 2023	October 2027	PA – February 2024*	December 2029
States of Rio de Janeiro and Espírito Santo	October 2027	March 2031*	ES – April 2023–	April 2023	October 2027	RJ – February 2024*	December 2029
States of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except for the city of Pelotas and its surrounding region) and the cities of Londrina and Tamarana in the state of Paraná	PR – October 2027	March 2031*	April 2023	April 2023	October 2027	Curitiba – PR July 2031 DF – February 2024*	December 2029
State of São Paulo	–	March 2031*	Interior – April 2023–	April 2023	October 2027	–	December 2029
State of Paraná (except for the cities of Londrina and Tamarana)	October 2027	September 2022*	April 2023	April 2023	October 2027	AR 41, except Curitiba and Metropolitan Region – February 2024* AR41, Curitiba and Metropolitan Region -July 2031	December 2029
State of Santa Catarina	October 2027	September 2023*	April 2023	April 2023	October 2027	–	December 2029
City of Pelotas and its surrounding region in the State of Rio Grande do Sul	–	April 2024*	–	April 2023	October 2027	–	December 2029
State of Pernambuco	–	May 2024*	–	April 2023	October 2027	Recife July 2031	December 2029
State of Ceará	–	November 2023*	–	April 2023	October 2027	–	December 2029
State of Paraíba	–	December 2023*	–	April 2023	October 2027	–	December 2029
State of Rio Grande do Norte	–	December 2023*	–	April 2023	October 2027	–	December 2029
State of Alagoas	–	December 2023*	–	April 2023	October 2027	–	December 2029

State of Piauí	–	March 2024*	–	April 2023	October 2027	–	December 2029
State of Minas Gerais (except for the cities in sector 3 of PGO for 3G and excess radio frequency)	–	April 2028*	April 2023	April 2023	October 2027	February 2030*	December 2029
States of Bahia and Sergipe	–	August 2027*	–	April 2023	October 2027	–	December 2029

*	Terms already renewed for 15 years and therefore not entitled to another renewal period.
**	Only covers complementary areas in the specified states. The Radio frequency Blocks of the Municipalities of the National Code (CN) 92, which were part of Lot 208, were returned.

Obligations of Telecommunications Companies

In 2011, Anatel published Resolution No. 575/11 regarding the review of the regulation on the management of quality of service – PCS. The new regulation established new quality goals, evaluation criteria, data collection and quality monitoring of service providers – PCS. The Anatel regulation aims to create a comprehensive model of quality management of the PCS providers providing preventive and proactive on the part of Anatel, through the incorporation of indicators and benchmarks that allow the systematic evaluation of the quality of service in all its dimensions. Anatel also published Resolution No. 574/11 in 2011, which set broadband quality measurement standards.

In March 2014, by means of Resolution No. 632/2014, Anatel approved the adoption of a single regulation for the telecommunications sector, the RGC, with general rules for customer service, billing, and service offers, which are applicable to fixed, mobile, broadband and cable TV customers. In 2018, Anatel held a subsidies grant, which is an opinion-gathering tool similar to, but at the preparation stage of a public consultation, aiming to improve the RGC in respect of the digitalization of processing and customer services, as well as billing and contracting services. A public consultation is expected in 2020.

In December 2019, Anatel approved RQUAL, which is expected to enter into force in 2021. RQUAL will apply to all telecommunication services (mobile, fixed, fixed broadband and payTV). Under this new model, service quality is measured based on three indicators (Quality of Service Index, Perceived Quality Index and User Complaint Index) and it classifies operators according to performance. It also establishes a mandatory ombudsman. Anatel will be able to adopt case-by-case remediation measures, such as consumer compensation (based on a user compensation model), adoption of an action plan or adoption of precautionary measures in order to ensure the improvement of quality standards. It also grants customers additional rights including the customer’s possibility of terminating their service agreement without penalty in case of poor service quality. The new regulation is expected to enter into force in 2021. Until the working group is formed by Anatel, operators and electronic self-assessment questionnaires, or ESAQs, shall define the goals, criteria and reference values for quality control and remediation measures. Anatel will monitor the indicators similar to the new ones established under RQUAL. The criteria and reference value shall be determined in the coming 12 months by the working group.

PCS Regulation

In September 2000, Anatel promulgated regulations regarding PCS wireless telecommunications services that are significantly different from the ones applicable to mobile companies operating under Band A and Band B.

According to rules issued by Anatel, renewal of a concession to provide mobile telecommunications services, as well as permission from Anatel to transfer control of cellular companies, are conditioned on agreement by such cellular service provider to operate under the PCS rules. TIM Sul, TIM Nordeste and TIM Maxitel converted their cellular concessions into PCS authorizations in December 2002, and later transferred them to TIM Sul, TIM Nordeste and TIM Maxitel, which are now TIM S.A. (following the Reorganization and various intercompany mergers discussed herein) subject to obligations under the PCS regulations. See “—Authorizations and Concessions.”

Since 2018, Anatel initiated certain administrative proceedings against TIM Celular (now TIM S.A.) for noncompliance with certain quality standards and noncompliance with its rules and authorization terms. We have been fined by Anatel in some proceedings and are still discussing the penalty imposed in appeals before the agency. As a result of these proceedings, Anatel applied some fines that did not cause a material adverse effect on our business. In 2019, the total amount of these fines was R$708.1 million. However, only R$32.3 million was classified as “probable loss” by our legal advisors. The significant amount related to fines classified as “possible loss” are a result of ongoing litigation.

On August 22, 2019, Anatel’s board of officers unanimously approved the execution of a TAC with TIM S.A. The agreement covers fines imposed against us in the total amount of R$627 million. The commitment we assumed, as also approved by our board of directors on June 19, 2020, foresees actions to develop our services from three different perspectives: (i) customer experience, quality and infrastructure, through initiatives to improve the licensing process of base stations, efficient use of resources, (ii) evolution of digital service channels, decreasing complaint rates and user repair demands, and (iii) reinforcement of transportation and access networks. In addition, the agreement also includes the commitment to bring mobile broadband through the 4G network to 366 cities with less than 30 thousand inhabitants thus reaching over 3.4 million people. As released to the market in June 16, 2020, and previously approved by Anatel on August 22, 2019, the TAC provided the implementation of the new infrastructure in three years, with our assurance that these areas will be shared with other providers. However, on April 13, 2021, Anatel approved our request to anticipate the deployment of such infrastructure, which is now expected to be concluded in two years.

We continue to do our best to fully comply with our obligations under the PCS regime or with future changes in the regulations to which we are subject. See “—Obligations of Telecommunications Companies,” “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Significant Market Power

In November 2012, Anatel published a new competition framework known as the PGMC 2012. Also in November 2012, Anatel published a series of regulations identifying groups with significant market power in the following relevant markets as defined by the PGMC 2012: (i) wholesale offer of fixed access infrastructure for data transmission through copper or coaxial cable in rates equal or higher than 10 Mbps (Act No. 6,617, of November 8, 2012); (ii) wholesale offer of fixed infrastructure for local and long distance transportation for data transmission in rates equal or higher than 34 Mbps (Act No. 6,619, of November 8, 2012); (iii) passive infrastructure for transport and access networks (Act No. 6,620, of November 8, 2012); (iv) mobile network termination (Act No. 6,621, of November 8, 2012); and (v) national roaming (Act No. 6,622, of November 8, 2012).On December 5, 2016, Anatel published public consultations on (i) the revision of PGMC 2012’s relevant markets and remedies, and (ii) the proposal of a specific Regulation for the Approval of Reference Offers, for public comment until March 22, 2017.

In July 2018, Anatel published the New PGMC, which revised PGMC 2012 and created two new markets: (i) interconnection for telephone traffic in fixed networks; and (ii) high capacity data transport. According to the New PGMC proposal, cities in Brazil will be classified by levels of competition (1 – competitive, 2 – moderately competitive, 3 – less competitive, 4 – non-competitive), and asymmetric measures will be applied according to the market competition. In addition, also based on the proposal submitted to public consultation, wholesale relevant markets will be defined as follows:

PGMC 2012	New PGMC
Wholesale mobile call termination	Wholesale mobile interconnection
National roaming	National roaming
Full unbundling and bistream, or, wholesale fixed network infrastructure access less than 10 Mbps	Wholesale fixed network infrastructure access

Leased lines, interconnection class V, interlinking, or, wholesale fixed network infrastructure transport less than 34 Mbps	Leased lines
Ducts, trenches and towers, or passive infrastructure	Passive infrastructure – redefined * towers regulated by law
–	Wholesale fixed interconnection
–	High capacity data transport

Under the New PGMC, TIM has been classified as having significant market power in the following markets: (i) mobile network termination (otherwise referred to as the mobile network termination market); (ii) national roaming; and (iii) high capacity data transport (five municipalities). The measures applied to an significant market power operator in those markets include: (i) the application of mobile termination rates on a glide path based on a price cap system and the partial application of the Bill & Keep system (at a 50% threshold (i.e., not a significant market power operator pays only if the terminated traffic on the significant market power operator network is more than 50% of the total traffic exchanged) and only until the next revision of the New PGMC in 2021) and (ii) an obligation to offer the service of national roaming service to operators not having significant market power.

Due to such classification, we are subject to increased regulation under the New PGMC, which could have an adverse effect on our business, financial condition and results of operations. Specifically, because we have been classified as having significant market power in the mobile network termination market, the rates charged by mobile service providers to other mobile service providers to terminate calls on their mobile networks, or VU-M, are regulated. On July 4, 2014, Anatel approved, by means of Resolution No. 639/2014, a rule for the definition of maximum reference rates for entities with significant market power, based on a cost model, for VU-M, TU-RL, and EILD. Pursuant to Anatel’s rule, reference rates will decline based on a glide path until the cost modeling known as BU-LRIC is applied (in 2019, for VU-M and TU-RL; and in 2020, for EILD). On July 7, 2014, Anatel published the corresponding Acts Nos. 6,210/2014, 6,211/2014 and 6,212/2014, which determined the specific reference rates effective as of February 2016. On December 19, 2018, Anatel published the corresponding Acts Nos. 9,918/2018, 9,919/2018 and 9,920/2018, which determined the specific reference rates effective as of February 2020. Before coming into force, Anatel started revising these acts and, on February 24, 2020, published the new Acts Nos. 986/2020 and 987/2020.

Because of our classification as having significant market power in the national roaming market, we must also offer roaming services to other mobile providers without significant market power at the rates approved by Anatel. We are also required to provide access to our high capacity data transport network due to our classification as having significant market power in that market.

For additional detail, see “—Lines of Revenue—Network Usage Charges,” “—Lines of Revenue—Roaming Fees,” “—Lines of Revenue —Interconnection Charges” and “—Lines of Revenue—Long Distance” above.

Interconnection Regulation

Telecommunication operators must publish a public interconnection offer on both economic and technical conditions and are subject to the “General Interconnection Regulatory Framework” issued by Anatel in 2005.

Also in 2005, Anatel issued a ruling for “Accounting Separation and Cost Accounting,” introducing the obligation of presenting the Accounting Separation and Allocation Document (Documento de Separação e Alocação de Contas), or DSAC, by the license holders and groups holding significant market power in the offering of fixed and/or mobile network interconnection and wholesale leased lines (Industrial Exploration of Dedicated Lines (Exploração Industrial de Linha Dedicada), or EILD). Starting from 2006 (for fixed operators) and 2008 (for mobile operators related to the results of 2006 and 2007), operators (TIM included) are delivering the requested information to Anatel.

In 2013, Anatel reviewed almost the entirety of DSAC. Pursuant to Resolutions No. 608 and 619, the level of information to be delivered to Anatel and the number of products analyzed were extended. Rules on costs allocation were also standardized in order to allow comparison of the results among operators.

With respect to mobile interconnection, in October 2011, Anatel established a mechanism for reducing fixed-to-mobile call rates, applying a reduction of 18% in 2012 and 12% in 2013. In November 2012, through Resolution 600, Anatel decided that the VU-M reference rates in 2014 would be 75% of the valid VU-M in 2013, and in 2015 by 50% of the valid VU-M in 2013. Based on that, in December 2013, VU-M prices for 2014 and 2015 were published in accordance with Resolution No. 600/2012.

In addition to the VU-M reduction, Anatel established a bill and keep, or B&K, rule between significant market power and non-significant market power PCSs. From January 2013 until February 2015, the B&K was 80%/20%. On February 12, 2015, Anatel approved, by means of Resolution No. 649/2015, the following new B&K percentages, amending the percentages established by Resolution 600: 75%/25%, from 2015 until 2016; 65%/35%, from 2016 until 2017; 55%/45%, from 2017 until 2018; and 50%/50%, from 2018 until 2019, which was the object of a judicial suit (ongoing), in order to suspend its effects. After 2019, the VU-M will be charged by the significant market power whenever their network is used to originate or to finish a call. In July 2015, we filed a lawsuit seeking to annul Resolution No. 649/2015 and maintain the percentages originally established by Resolution No. 600/2012, which currently remains pending a final decision. However, as discussed above, the New PGMC in 2019 set the partial Bill & Keep threshold to 50% (i.e., a non-significant market power operator pays only if the terminated traffic on the significant market power operator network is more than 50% of the total traffic exchanged) and will be applied until the next revision of the New PGMC scheduled for 2021. In addition, Anatel determined the end of the existing additional 20% on the value of mobile termination rate paid by significant market power operators to non-significant market power operators.

Related to fixed interconnection, Anatel revised the criteria for pricing the use of fixed networks in May 2012. According to such regulation, after January 1, 2014, a full B&K regime (in which no payments are due for the traffic termination) was implemented for local STFC operators dealing with other local STFC operators. Currently, therefore, no payments are due for the use of a local STFC operator’s network by other local STFC operator. With respect to interconnection of STFC operators with long distance and mobile operators, we understand that, in 2012, when Anatel issued PGMC 2012, the asymmetrical measure that permitted STFC operators without significant market power to charge a TU-RL 20% higher than the TU-RL charged by STFC operator, with significant market power was revoked. In September 2016, we filed a lawsuit on this subject, which is still pending a final decision.

On July 4, 2014, Anatel approved, by means of Resolution No. 639/2014, a rule for the definition of maximum reference rates for entities with significant market power, based on a cost model, for VU-M and TU-RL, and for EILD. Pursuant to Anatel’s rule, reference rates will decline based on a glide path until the cost modeling known as BU-LRIC is applied (2019, for VU-M and TU-RL; and 2020, for EILD). On July 7, 2014, Anatel published the corresponding Acts No. 6,210/2014, 6,211/2014 and 6,212/2014, which determined the specific reference rates effective as of February 2016. On December 19, 2018, Anatel published the corresponding Acts Nos. 9,918/2018, 9,919/2018 and 9.920/2018, which determined the specific reference rates effective as of February 2020. Before coming into force, Anatel started revising these acts and, on February 24, 2020, published the new Acts Nos. 986/2020 and 987/2020.

On February 24, 2017, considering the glide path provided in Act No. 6,211, VU-M rates were again reduced, depending on the region, to the level of approximately R$0.05, in 2018, it was also reduced to levels of R$0.03, in 2019, it was reduced to levels of R$0.01 and, in 2020, it was reduced to levels of R$0.03. In December 2020, Anatel published Acts setting forth mobile termination rate which will be valid from 2020 until 2023.

Wholesale Rates Regulation

Under our PCS authorizations, we are allowed to set prices for our service plans, subject to approval by Anatel, provided that such amounts do not exceed a specified inflation adjusted cap. Anatel currently uses the telecommunication services index (Índice de Serviços de Telecomunicações), or IST, a specific price inflation index that it developed, in evaluating prices and determining the relevant cap for prices charged in the telecommunications industry. As mentioned above, on July 4, 2014, Anatel approved the calculation of VU-M, TU-RL and EILD reference rates based on a cost model. We expect that the adjustment of our prices will follow the market trend, and that the adjustment will be below the annual inflation rate based on the IST.

Number Portability

In March 2007, Anatel issued a new regulation regarding number portability in Brazil for fixed telephony and PCS providers. Portability is limited to migration between providers of the same telecommunications services. For PCS providers, portability can take place when a customer changes its services provider within the same Registration Area as well as when a customer changes the service plan of the same area. Anatel finished the nationwide NP implementation schedule in March 2009.

Value-Added Services and Internet Regulation

Value-Added Services are not considered under Brazilian telecommunications regulations to be telecommunications services, but rather an activity that adds features to a telecommunications service. Regulations require all telecommunications service providers to grant network access to any party interested in providing Value-Added Services, on a non-discriminatory basis, unless technically impossible. Telecommunications service providers also are allowed to render Value-Added Services through their own networks. Internet connection, when offered to users on a single basis, by parties other than telecommunications service providers, is considered by Brazilian legislation to be a value-added service, and its providers are not considered to be telecommunications companies. Current regulations allow us or any other interested party to offer Internet connection through our network. In such case, Internet connection would be deemed as a portion of the telecommunications service that enables users to navigate the Internet.

In April 2014, the Brazilian President passed Law No. 12,965/2014, known as the Legal Framework for the Use of the Internet (Marco Civil da Internet), or the Internet Framework, which establishes the principles, guarantees, rights and duties for the use of the Internet in Brazil. Key topics covered in the Internet Framework are: net neutrality; collection, use and storage of personal data; confidentiality of communications; freedom of expression and the treatment of illegal, immoral or offensive contents.

The Presidential Decree No. 8,711/2016 was enacted by the Brazilian President on May 11, 2016 and provided additional detail on the Internet Framework in three main aspects: (i) clarification of the scope and implementation of the net neutrality rules, (ii) implementation of the rights and obligations related to privacy and data protection regarding Brazilian Internet users, and (iii) governance of the Internet Framework, including authorities entitled to enforce the legislations. See “—Review of the Current Regulatory Model for the Provision of Telecommunications Services.”

Privacy and Data Protection

On August 14, 2018, the Brazilian President passed the LGPD. This new law is closer to the European Union General Data Protection Regulation, or GDPR, including significant extraterritorial application and considerable fines of up to 2% of a company’s global turnover of the previous financial year. The LGPD came into effect on September 18, 2020. However, the administrative sanctions provisions of LGPD will only become enforceable as of August 1, 2021, pursuant to Law No. 14,010/2020. Once the administrative sanctions of the LGPD become enforceable, cybersecurity incidents and data breach or leakage events may subject us to the following penalties: (1) warnings, with the imposition of a deadline for the adoption of corrective measures; (2) a one-time fine of up to 2% of gross sales of the company or a group of companies or a maximum amount of R$50,000,000 per violation; (3) a daily fine, up to a maximum amount of R$50,000,000 per violation; (4) public disclosure of the violation; (5) the restriction of access to the personal data to which the violation relates, until corrective measures are implemented; (6) deletion of the personal data to which the violation relates; (7) partial suspension of the databases to which the violation relates for up to 12 months, until corrective measures are implemented; (8) suspension of the personal data processing activities to which the violation relates for up to 12 months; and (9) partial or full prohibition on personal data processing activities. The postponement of the administrative sanctions does not prevent the competent authorities to begin supervision procedures and enactment of additional rules to be complied with prior to such effectiveness date, nor does it prevent individual or collective lawsuits based on violation of data subject’s rights and subject to civil liability.

We have set up a team tasked with adapting our processes and technologies to ensure compliance with the LGPD requirements. Notably, we have, among other developments, created a specific clause for the protection of personal data in our contracts with suppliers and business partners, developed lectures for top leadership on the topic of data protection, and created an Executive Data Protection Committee, led by the CEO.

Frequencies and Spectrum Background

In connection with the PCS authorization auctions in 2001 and 2002, Anatel divided the Brazilian territory into three separate regions, each of which is equal to the regions applicable to the public regime fixed-line telephone service providers. PCS services could only be provided under Bands C, D and E at that time with initially 1800 MHz band and afterwards also the 900 MHz band. We acquired the D band in regions II and III and the E band in region I, completing our national coverage when considering TIM Sul, TIM Nordeste and Maxitel coverage (each ultimately merged into the Company).

We requested a renewal of our authorizations for the D and E bands (1,800 and 900 MHz frequencies) in September 2013, given that the initial term for which the authorization was expiring. The process was reviewed by Anatel, which handed down a decision based on formal legal opinion by the Federal Attorney General on the matter. According to such decision, TIM was entitled under the current rules to a renewal of our authorizations for the D and E bands, which started on March 2016.

In December 2007, we acquired new authorizations for the 1,800 MHz frequency in the São Paulo and Rio de Janeiro in order to improve our RF capacity in these regions. Within the same auction, Claro and Vivo acquired authorizations to provide PCS services in regions where we had historically provided services but where Claro and Vivo previously did not, using 1,800 MHz and 1,900 MHz bands. This resulted in increased competition in these regions. In the same auction, Oi received authorization to provide PCS services in the state of São Paulo using 1,800 MHz (band M in the whole state and band E in the state’s countryside).

In December 2007, we acquired 3G frequencies sub-bands (1,900–2,100 MHz), with national coverage; these authorizations were granted in April 2008 and are valid until 2023. Oi, Claro, Vivo and Algar Telecom also acquired 3G frequencies sub-bands in the same auction carried out by Anatel. All the authorization winners were subject to coverage and/or expansion commitments, divided by Municipality among the winners, in unserved areas.

In December 2010, Anatel auctioned an empty 3G band of radio spectrum consisting of (10+10) MHz in 2.1 GHz in the whole country (the “H Band” Auction), and other left over frequencies in the 900 MHz and 1800 MHz bands that had not been assigned in previous auctions. In this auction:

·	Of the 12 available lots in the H Band, 10 were awarded to Nextel, which was acquired by Claro S.A. Current operators were prevented from participating due to spectrum caps. Oi and CTBC (now known as Algar Telecom), managed to win the remaining two lots where they had cap availability.
·	TIM won individual block of frequencies in five service areas, strengthening its presence in the North, Santa Catarina, Minas Gerais and Paraná, bidding a total of R$81.8 million, to be paid proportionately to the remaining years in the existing authorization licenses (remaining years/15).
·	VIVO won blocks in 900 MHz and due to available cap, managed to win lots of 1700/1800 MHz in all regions, completing a national coverage of (10+10) MHz in this band.
·	Claro won blocks of spectrum in the 1700/1800 MHz band.

In December 2011, Anatel started auction No. 001/2011-PVCP/SPV, pursuant to which 16 blocks in the 1,800 MHz band were sold to Claro, Oi, CTBC and TIM. As a result of our participation in the auction, we expanded our 2G coverage and increased our presence in the northern and central-western regions of Brazil, including the states of Paraná, Espírito Santo, Rio Grande do Sul, Santa Catarina and Minas Gerais. Our corresponding RF authorization periods were formalized with Anatel in May 2013.

In 2012, Anatel established a bidding process in order to comply with Presidential Decree No. 7.512 of June 2011, which set April 2012 as the deadline to auction the 2.5 GHz band, in order to introduce 4G technology in Brazil. Anatel modeled the auction with two national blocks of (20+20) MHz (W and Z) and two national blocks of

(10+10) MHz (V1 and V2). In order to guarantee full rural service by 2018, Anatel linked the 4G blocks to the 450MHz band in specific geographic regions of Brazil.

We participated in the auction as a group bidding in the name of TIM and Intelig (now known as TIM S.A.). We did not bid for the W block (Amazonas as a rural area), which we viewed as having a high premium if compared to the X block (67%). We successfully acquired the V1 block, which in our view held the best capital expenditure/operating expenditure profile associated with rural services in its selected regions (the States of Rio de Janeiro, Espírito Santo, Santa Catarina, and Paraná). The joint bid allowed us to take advantage of the flexibility of the auction rules. These bands brought heavy coverage obligations as its short-range characteristics demands large investments.

In November 2013, Anatel approved the dedication of a single band, of the 700MHz spectrum, exclusively to mobile services and in September 2014, Anatel concluded the 700 MHz spectrum auction that granted to TIM, Vivo, Claro and Algar the operation of the 700 MHz frequency for the 4G mobile technology, to be added to the current LTE service in the 2.5 GHz RF. We bid on Block 2 of that auction, for national coverage of the 700 MHz band, and won the same with a bid of R$1,947 million (a 1% premium over the minimum price of R$1,927 million).

The auction also required the winning bidders to proportionally reimburse the broadcasters for the cleanup of the spectrum previously held and used by them. We spent R$1,199 million in order to create in March 2015 the EAD with the other winning bidders, to ensure the spectrum cleanup. The price allocated to the cleanup of the spectrum related to unsold blocks was shared proportionately among the winning bidders who bought the other blocks. To offset such additional cost to the winning bidders, the price of the 700 MHz spectrum was discounted using Anatel’s WACC methodology.

The Authorization Terms for usage of the 700 MHz spectrum were signed in December 2014 and the Articles of Association and By-laws of EAD were filed on March 2, 2015. Our EAD payments were completed in January 2018.

In December 2015, Anatel auctioned remaining radio frequencies in the 1,800 MHz, 1,900 MHz and 2,500 MHz bands. We submitted bids for the left over lots of the 2,500 MHz band, which had originally been auctioned in 2012. This particular band spectrum provides for 4G mobile services. We were the first ranked bidder in the lots for Recife, in the state of Pernambuco, and Curitiba, in the state of Paraná, based on our bids which totaled R$57.5 million. The corresponding authorization terms were executed by Anatel in July 2016.

Industrial Exploration of Dedicated Lines

In December 2010, Anatel approved a public hearing that considered alterations of the EILD, which established mechanisms for the operation of transmissions circuits up to 34 Mbps to increase transparency between operators and concessionaires. In May 2012, Anatel approved the new EILD regulations (Regulação de Exploração Industrial de Linha Dedicada), or REILD, detailing mechanisms to optimize the operating structure for transmission loop contracts in order to increase contract price transparency and affording equal treatment to independent service providers from concessionaire groups. The REILD specifically sets out more effective rules on project definition including Standard EILD or Special EILD, in addition to contract and delivery terms, and specifies EILD delivery dispute resolution procedures. Concurrently, in May 2012, Anatel approved new EILD reference prices, a step towards value fixation in controversies between service providers.

Considering that EILD is also a market subject to the asymmetric regulation defined by Anatel in the PGMC 2012, operators classified by Anatel as pertaining to group with significant market power in the EILD market, such as Oi, were required to submit reference prices and offers for Anatel’s approval, as well as to only offer EILD through a specific system designed for the PGMC 2012. In September 2013, Anatel ratification, for the first time, reference prices and offers of the operators with significant market power in the EILD market. At least every six months new reference prices and offers must be submitted for Anatel’s approval. We are not currently classified as having significant market power in the EILD market.

Nevertheless, the TIM network is still growing and, with its backbone now reaching the North region of Brazil by using optical fiber technologies and not only via satellite, this has allowed TIM to strengthen and expand the services offered in that region, particularly in the states of Pará, Amapá and the city of Manaus, the capital of the state of Amazonas and a very important industrial zone.

The greatest benefits of the use of the optical fiber technology are the higher network stability and assurance, greater voice and data traffic capacity and the higher transmission rates that we can now provide to our customers, all of which are essential features to support the increasing telecommunication services demands in the region.

We have started discussions to apply the EILD reference rates based on cost model to the existing agreements we have with operators with significant market power in the EILD market. As part of the strategy of reducing operating expenses and as consequence of the expansion of our optic network infrastructure we are gradually deactivating leased lines such as EILD. The agreements for network sharing between the national operators is also a key factor to the reducing of leased lines. The number of leased circuits has considerably decreased along the last year. New lines are hired only in the cases where leasing is demonstrated to be the most cost effective solution.

Migration of the Mobile Networks with Analog Technology

In February 2011, Anatel approved Resolution No. 562/11, which modified a provision of the regulation on conditions of use of RF, determining that, after a period of 360 days from the publication, the use of analog technology in RF sub bands of 800 MHz would no longer be allowed.

In relation to the use of such RF, we no longer have subscribers of analog technology (AMPS). However, our analog networks were still used by STFC concessionaires to provide services to subscribers in rural areas of the country, through a service called RuralCel.

In December 2016, Anatel approved Resolution No. 672/16, which prohibited the use of analog technology in the radio frequency sub bands of 800 MHz, 900 MHz, 1,800 MHz, 1,900 MHz and 2,100 MHz. We shut down our RuralCel service in 2017, and consequently turned off the related radio base stations, as attested to by Oi and recognized by Anatel in Decision-making No. 6/2017.

Quality Management Regulation

In October 2011, Anatel published PCS and SCM quality management regulations to establish quality parameters which were to have been met by the mobile telephone and Internet connection operators in up to 12 months. Most quality parameters established relating to the quality of the networks, both mobile and fixed, became effective in October and November 2012.

In response to the need to better quantify the financial impacts, Oi submitted a request for cancellation together with a request for review to Anatel for the presentation of technical surveys of the economic impacts of the new regulations. The aforementioned request was submitted to public hearing by Anatel, which resulted in a series of divergent opinions regarding the quality measures by the different operations that are being analyzed by Anatel.

With regard to STFC, in December 2012, Anatel approved the Quality Management Regulation for STFC service providers, which aims to create a new quality management model available, such as the Quality for PCS and SCM.

In February 2013, Anatel published the STFC quality management regulations to establish quality parameters that must be met by fixed-line operators within 120 days. All established parameters took effective in June 2013.

In December 2019, Anatel approved RQUAL, which is expected to come into force in 2022. RQUAL will apply to all telecommunications services (mobile, fixed, fixed broadband and pay TV). In this new model, in addition to the mandatory establishment of an ombudsman, the quality of service is measured based on three indicators (Service Quality Index, Perceived Quality Index and User Complaint Index), classifying operators according to their performance. Anatel may adopt remedial measures on a case-by-case basis, such as compensation to the consumer (based on the user's compensation model), adoption of an action plan or adoption of precautionary measures to ensure the improvement of quality standards. The new regulation also gives customers additional rights, including the possibility for the customer to terminate their service contract without penalty in the event of poor service quality. The forecast is that the new regulation will come into force in 2022. Until the work group formed by Anatel, operators and ESAQ (Support Entity and Quality Measurement), define the goals, criteria and reference values for control measures of quality and remediation, Anatel will monitor indicators that are similar to those established in RQUAL.

Anatel Administrative Proceedings

Under the terms of its PCS authorization, TIM Celular (now TIM S.A.) implemented mobile personal telecommunications coverage for the assigned area. Under such term of authorization, TIM Celular (now TIM S.A.) is required to operate in accordance with the quality standards established by Anatel. If it fails to meet the minimum quality standards required, TIM Celular (now TIM S.A.) is subject to Obligation Non-Compliance Determination Procedures, or PADO, and applicable penalties. Anatel has brought administrative proceedings against the TIM Group, which are currently pending for (1) noncompliance with certain quality service indicators (the quality management regulation, or RGQ, and/or RQUAL); and (2) default of certain other obligations assumed under the Terms of Authorization and pertinent regulations. In its defense before Anatel, the TIM Group attributed the lack of compliance to items beyond its control and not related to its activities and actions. We cannot predict the outcome of these proceedings at this time, but have accrued the amount in our balance sheet as a provision for all those cases in which we estimate our loss to be probable.

Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose in its annual or quarterly reports filed with the SEC whether the issuer or any of its affiliates has knowingly engaged in certain activities, transactions or dealings with the Government of Iran, relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the annual or quarterly report. Disclosure is required even when the activities were conducted outside the United States by non-U.S. entities and even when such activities were conducted in compliance with applicable law.

We are also required to disclose our affiliates’ activities relating to Iran and Syria. The Company has entered into Roaming Agreements for the provision of telecommunication services with mobile telephone network, or MTN, from Iran and Syriatel from Syria.

In accordance with our Code of Ethics, we seek to comply with all applicable laws. The Code of Ethics is available on our website: www.tim.com.br/ir.

Company’s activities relating to Iran, Syria, Sudan and North Korea

The Company is not, to its knowledge, engaged in any activities, transactions or dealings with the Government of North Korea, Iran, Syria and Sudan, or the Designated Countries.

The activities, transactions or dealings TIM had in the year ended December 31, 2020 in its knowledge, related in any way to Designated Countries are roaming agreements for the provision of telecommunication services, which allow our mobile customers to use their mobile devices on a network outside their home network, or Roaming Agreements. In our view, the amounts related to these operations, detailed below, are immaterial in our business. The Company does not have any agreement with providers from North Korea.

Roaming Agreements with the following local mobile phone operators:

·	MTN Irancell, in Iran;
·	MCI Iran Telecom, in Iran;
·	Sudanese Mobile Telephone (Zain) Co. Ltd, in Sudan; and
·	Syriatel Mobile Telecom SA and MTN Syria (JSC), in Syria.

The impact on our consolidated income statement arising from Roaming Agreements with networks of the Designated Countries is detailed as follows:

	Year ended December 31, 2020
	Revenues	Charges
	(thousands of reais)
North Korea	—	—
Iran	1	1
Sudan	3	—
Syria	1	6
Total	4	6

Telecom Italia activities relating to Designated Countries

The information in this section is based solely on information provided to us by our parent Telecom Italia for purposes of complying with our obligations under Section 13(r) of the Exchange Act.

Telecom Italia informs us that the activities, transactions or dealings it and its consolidated subsidiaries had in the year ended December 31, 2020 that, to its knowledge, relate to Designated Countries are (1) Roaming Agreements, (2) international telecommunications services agreements with international carriers, which cover delivery of traffic, or International Carrier Agreements, and (3) commercial sale and other agreements, or Commercial Sale and Other Agreements.

Telecom Italia informs us that the only activities that it and its consolidated subsidiaries had in the year ended December 31, 2020 that, to its knowledge, relate in any way to the Designated Countries are:

Roaming Agreements

Its Roaming Agreements are with the following local mobile phone operators:

·	North Korea: none;
·	Iran: Irancell, TCI, KFZO-TKC (former Payam Kish), Gostaresh Ertebatat Taliya PJS (former Taliya), Rightel Communication, Irancell (MTN), and Mobile Company of Iran (MCI);
·	Sudan: Sudanese Mobile Telephone (former ZAIN SD) and Bashair Telecom;
·	Syria: MTN Syria (former Spacetel Syria and former Areeba), Syrian Telecom and Syriatel Mobile Telecom SA (Syriatel).
	Year ended December 31, 2020
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	—	—	—	—
Iran	2	3	689	2,786
Sudan	2	30	2	3
Syria	1	13	50	115
Total	5	46	741	2,904

The amounts of revenues, charges, receivables and payables are considered de minimis by Telecom Italia’s compared to its consolidated revenues, operating expenses, trade receivables and trade payables, respectively.

International Carrier Agreements

Telecom Italia’s subsidiary Telecom Italia Sparkle S.p.A., or TI Sparkle, directly and through its subsidiaries, has agreements with the Telecommunication Company of Iran (TCI) in Iran; Sudatel Telecom Group, ZAIN Sudan and Canartel in Sudan; and Syrian Telecom Establishment (STE) (Directorate General of Syria) in Syria.

The purpose of these International Carrier Agreements is to allow the uninterrupted exchange of international traffic. Consequently, Telecom Italia intend to continue maintaining these agreements.

	Year ended December 31, 2020
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	—	—	—	—
Iran	2	—	314	—
Sudan	1,054	547	1,917	1,747
Syria	1,188	1,136	12,004	12,415
Total	2,244	1,683	14,235	14,162

The amounts of revenues, charges, receivables and payables are considered de minimis by Telecom Italia’s compared to its consolidated revenues, operating expenses, trade receivables and trade payables, respectively.

Commercial Sale and Other Agreements

TI Sparkle provides institutional access to Internet to Syria and Sudan by means of Seabone IP ports and data transmission capacity through international cable systems.

On December 20, 2016, Olivetti and Faravaran Hamgam, a local Iranian company, executed an agreement for the local production and sale of Olivetti’s electronic cash registers and the provision of assistance in connection with these machines in Iran. The agreement was never implemented.

In September 2016, TI Sparkle reached an agreement with TCI for the development of a Point of Presence, or POP, of Sparkle Internet backbone in Iran and the provision of IP Transit services from Sparkle to TIC. Currently the POP is not open.

	Year ended December 31, 2020
	Revenues	Receivables
	(thousands of euros)
North Korea	—	—
Iran	595	—
Sudan	87	13
Syria	—	—
Total	682	13

The amounts of revenues, charges, receivables and payables are considered de minimis by Telecom Italia’s compared to its consolidated revenues, operating expenses, trade receivables and trade payables, respectively.

C.       Organizational Structure

We are part of the Telecom Italia Group, which is engaged in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector. The operating segments of the Telecom Italia Group are organized according to the respective geographical location of the telecommunications business (Domestic—Italy and Brazil). We are currently held, directly and indirectly, by Telecom Italia, which as of December 31, 2020 held 66.59% of our shares. In turn, the single largest shareholder of Telecom Italia is Vivendi, which holds, directly, a stake of approximately 23.75% of ordinary share capital. In 2019, Telecom Italia delisted all its U.S. listed securities and deregistered from the SEC, having filed Form 15F on July 9, 2019. Substantially all assets previously held by TIM Participações consisted of the shares of the Company (known, until its corporate name change in September 2017, as Intelig, and into which TIM Celular was merged in October 2018 in connection with the Reorganization, as set forth in more detail below) (incorporated in the Federative Republic of Brazil and headquarters located in the State of Rio de Janeiro).

On July 25, 2017, the TIM Participações S.A.’s Board of Directors approved the Reorganization, under which TIM Celular was to be merged into the Company. In connection with the Reorganization, Intelig was transformed by corporate act into a closely held joint stock company and its corporate name was changed to TIM S.A. On October 31, 2018, the Reorganization was concluded and the merger of TIM Celular into the Company was completed, transferring all of TIM Celular’s operations to TIM S.A., and with the Company succeeding to all of TIM Celular’s assets, rights and liabilities. The Reorganization had the objective of capturing operational and financial synergies, through the implementation of a more efficient process structure, as well as accounting and internal control systems. This final step of the Reorganization resulted in efficiencies including: (i) tax efficiencies related to the termination of intercompany transactions; (ii) the creation of one company with combined services (fixed and mobile services) potentially resulting in a more efficient and swift response to the market’s needs, through the development of new services and integrated offers, and enabling a better strategic positioning and competitiveness as well as a better customer experience; (iii) optimization of resources and systems; and (iv) the recording by TIM Participações of an approximately R$952 million tax credit. The minutes of the Reorganization were filed with and approved by the Board of Trade of the State of São Paulo (Junta Comercial do Estado de São Paulo), or JUCESP, in December 2018.

On July 29, 2020, our board of directors and the board of directors of TIM Participações approved the Merger of TIM Participações into the Company, which became effective on September 28, 2020. The Merger was part of a reorganization of TIM’s corporate group. The business carried out by TIM following the Merger was the same as the business previously carried out by TIM Participações prior to the Merger. Upon the consummation of this transaction and the approval of the listing of Company’s common shares and ADSs on B3 and NYSE, respectively, TIM Participações S.A.’s shareholders received one share of the Company in exchange for each share of TIM Participações that they held, in accordance with the terms of the Merger Agreement.

The following chart illustrates our current ownership structure:

D.       Property, Plant and Equipment

Our principal properties consist of radio frequencies, transmission equipment, switching exchanges and gateway equipment, which connect calls to and from customers and enables data traffic connections, and radio base stations, which comprise certain signal transmission and reception equipment covering a defined area. At our radio base station, we have also installed antennas and certain equipment to connect these antennas with our switching equipment. As of December 31, 2020, we had more than 43 thousand eNodeB, more than 20 thousand NodeB, more than 15 thousand BTS and more than 108 thousand kilometers in fiber optic networks. We generally lease or buy the sites where our mobile telecommunications network equipment is installed. Over the course of financial year 2020, we had leased approximately 108,547 square meters of real property, all of which was available for office space. We also lease approximately 23,734 square meters of stores operated by us. There are no material encumbrances that may affect our utilization of our property or equipment. All of our property and equipment is owned or leased domestically; we do not own or lease any property or equipment outside Brazil.

TIM’s strategic plan for the 2021-2023 period, or the Industrial Plan 2021-2023, forecasts Company’s capital expenditures of R$13.0 billion, considering TIM S.A. operation on a standalone approach, and R$13.5 billion considering the combination with the UPI Oi Mobile Assets. The Company has historically applied more than 80% of its yearly capital expenditures to network and information technology infrastructures.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

A.       Operating Results

The following discussion of the Company’s financial condition and operating results should be read in conjunction with the Company’s audited consolidated financial statements as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 included in this annual report that have been prepared in accordance with IFRS, issued by IASB, as well as with the information presented under “Item 3. Key Information—A. Selected Financial Data.”

Brazilian Political and Economic Overview

In contrast with 2019, which was marked by the improvement of the Brazilian economy and continued recovery of GDP, 2020 was defined by the COVID-19 pandemic and its consequent societal and economic impacts, which contributed to a decline in GDP of 4.1%, related to government lock-down and social distancing measures during the year that resulted in general declines in business levels and trade. The trade balance closed the year with a surplus of U.S.$50.9 billion, representing a growth of 8.3% compared to 2019. Of note was the 10.4% decrease in imports that mostly offset the 6.9% decrease in exports. Inflation, measured by the IPCA, achieved 4.52%, its highest annual rate since 2016, exceeding the midpoint of the target set by Central Bank, which was 4.00% for the year. The performance is explained by the impacts of the growth of foods and beverages prices, driven by the strong demand for these products, the rise of dollar and the prices of commodities in the international market. The SELIC, or basic interest rate, was further reduced in 2020 and closed the year at a historical low of 2.0%, a continued reduction of 2.5 percentage points compared to the SELIC rate of 4.5% at the end of 2019. This movement is explained by stimulus measures being undertaken to prompt an economic recovery following lock-down measures implemented by the government in response to the COVID-19 pandemic and a temporary high inflation impact expectation. The Brazilian government and Central Bank have taken and will likely continue to take actions to change or adjust economic policies as a reaction to turmoil in the financial markets and increased volatility caused by the COVID-19 outbreak.

In Europe, the United Kingdom formally left the European Union on January 31, 2020, on withdrawal terms which established a transition period until December 31, 2020, during which the UK would be treated as if it were still a member of the EU. On December 24, 2020, the EU and the UK reached an agreement that confirmed the departure of the UK from the bloc and that established certain conditions for their commercial relationship from January 1, 2021 onwards. Nonetheless, given the complexity of negotiations, some topics are yet to be discussed, such as terms for the provision of financial services. There can be no assurances that such negotiations will be successful or certainty that European Union law will continue to apply in and to the United Kingdom following the expiration of the transition period. Until the future relationship between the European Union and the United Kingdom is established, it is difficult to anticipate the potential impact of Brexit.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—We may be impacted by volatility in the global financial markets”. In the United States, Joseph Biden won the presidential election in the United States and assumed office as the 46th President of the United States on January 20, 2021. The U.S. president has considerable influence, which may materially and adversely global economy and political stability. It is unclear the degree to which current political divisions in the United States will continue into the next four-year presidential term. We are also unable to predict the policies that will be adopted by a new presidential administration and the effects of any such policies, if implemented. These political divisions and policies may materially adversely affect the United States and global economies and capital markets, including the Brazilian economy and capital markets.

In regard to foreign exchange, the Brazilian real depreciated 28% compared to the U.S. dollar in 2020. During the year, the exchange rate fluctuated due to uncertainties caused by the current COVID-19 pandemic and related measures to be implemented by national and local governments, expectations regarding the approval of the reforms, adjustments to Brazilian monetary policy, international trade disputes, and reforms proposed by the U.S. government. During the first part of 2021, the real continued to depreciate considerably as compared to the U.S. dollar. As of April 29, 2021, the exchange rate for U.S. dollars as reported by the Central Bank was R$5.366 per U.S.$1.00, due to the expectations regarding the impact of overall market declines and continued volatility arising from the COVID-19 pandemic, among other factors.

Impact of Inflation on Our Results of Operations

Inflation directly impacts our results of operations as certain of our assets and liabilities are subject to monetary adjustments by reference to indexes that measure or that are impacted by inflation such as IPCA, IGPM, TJLP, and SELIC. In 2020, the net impact of inflation adjustments was a loss of R$44 million, compared to a gain of R$1,072 million in 2019. The net loss impact in 2020 can be explained by losses arising from provisions for aggregate contingent amount of outstanding civil, labor and tax claims pending against us, which was partially offset by gains arising from restatements of taxes. Our gain in 2019 is mainly a result of positive credit adjustments from a legal proceeding of TIM Celular S.A. (merged into the Company) on the exclusion of ICMS from PIS and COFINS tax bases.

Sale and leaseback

A sale and leaseback transaction is one where the group sells an asset and immediately reacquires the use of the same asset by entering into a lease agreement with the buyer. The accounting treatment of the sale and leaseback transaction depends upon the substance of this transaction (by applying the principles of lease classification) and whether or not the sale was made at the asset’s fair value.

For financial sale and leaseback, the total gain is deferred and amortized over the lease term. For operational sale and leaseback, generally the assets are sold at fair value, and consequently, the gain or loss from the sale is immediately recognized in the income statement.

At the beginning of the lease term, the Company recognizes finance leases as assets and liabilities on its balance sheet at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the beginning of the lease.

The discount rate used in a sale and leaseback transaction is determined based on observable market transactions where the lessee would have to pay on a similar lease or borrowing arrangement contract or loan. As mentioned in Note 15 to our consolidated financial statements, discount rates applied by management in the transactions carried out during the year were decisive for the calculation of the portion of the gain recorded through profit and loss, as well as the portion of deferred gain and amortized over the lease term.

On January 1, 2019, the Company adopted IFRS 16 / CPC 06 (R2), a new accounting standard issued in July 2014, came into force. The standard requires that lessees recognize the assets and liabilities arising from lease agreements (“rent”; leases), except for short-term contracts, that is 12 months or less, or contracts in which the underlying asset is of low value. In this sense, the first-time adoption of this standard resulted in the recognition of a right of use (ROU) assets and correspondent lease liability of R$5,256 million as of January 1, 2019.

Critical Accounting Policies

Critical accounting policies are those that are important to the presentation of our financial condition and results of operations and require management’s most subjective, complex judgments, often requiring management to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increases, those judgments become more complex.

Accounting estimates and judgments are continuously reassessed. They are based on the Company’s historical experience and other factors, such as expectations of future events, considering the circumstances presented as at the base date of the financial statements.

By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. The estimates and assumptions that present significant risk with probability to cause relevant adjustments in the book values of assets and liabilities for the next fiscal years are shown below. We also describe our significant accounting policies, including the ones discussed below, in Note 2 to our consolidated financial statements.

Impairment Losses of Non-Financial Assets

Impairment losses occur when the book value of an asset or cash generating unit exceeds its recoverable value, which is the greater of (i) fair value less selling costs and (ii) value in use. The calculation of fair value less selling costs is based on information available on sales of similar assets or market prices less additional costs to dispose of the asset.

As of December 31, 2020 and 2019, the principal non-financial assets valued in this way were goodwill recorded by the Company (see Notes 3(a) and 14 to our consolidated financial statements), and the fair value of goodwill was substantially in excess of its net book value.

Income Tax and Social Contribution (Current and Deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with interpretations of the legislation currently in force. This process normally includes complex estimates in order to define the taxable income and differences. In particular, deferred tax assets on income tax and social contribution losses and temporary differences are recognized to the extent that it is probable that future taxable income will be available and can be offset. The recoverability of the deferred income tax on tax and social contribution losses and temporary differences takes into account estimates of taxable income (see Note 3(b) to our consolidated financial statements).

Provision for Legal and Administrative Proceedings

Legal and administrative proceedings are analyzed by the Company’s management and internal and external legal advisors. The Company’s reviews take into account factors such as the hierarchy of laws, case law available, recent court decisions and their relevance in the legal order. Such reviews involve the judgment of our management (see Note 3(c) to our consolidated financial statements).

Fair Value of Derivatives and Other Financial Instruments

Financial instruments presented at fair value in the balance sheet are measured using evaluation techniques that consider observable data or observable data derived from the market (see Notes 3 and 37 to our consolidated financial statements).

Unbilled Revenues

Considering that some billing cut-off dates occur at intermediate dates within the months, at the end of each month there are revenues already earned by the Company but not effectively billed to the customers. These unbilled revenues are recorded based on estimates which take into account historical data of usage, number of days since the last billing date, among other factors.

Leases

We are lessees in a significant number of lease agreements. As a result of the adoption of the IFRS 16–Lease accounting standard on January 1, 2019, our management decided to consider the following when assessing the value of lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the period covered by options to extend the contract term, when the exercise depends only on the Company and is reasonably certain; and (ii) use of certain assumptions to calculate the discount rate.

We are not able to readily determine the interest rate implicit on a particular lease agreement and, therefore, we consider our incremental rate on loans to measure our lease liabilities. Incremental rate on our borrowings is the interest rate that we would have to pay when borrowing, for a similar term and with a similar guarantee, the resources necessary to obtain an asset with a value equivalent to the right of use asset in similar economic circumstances. Thus, such lease assessment considers non-cancellable period and the period covered by options to extend the contract term. We estimate the incremental rate using observable data (such as market interest rates) when available and also certain aspects that are specific to our activities (such as the cost of debt).

Results of Operations

The following discussion should be read in conjunction with “Item 4. Information on the Company” and “Item 3. Key Information.” As set forth in greater detail below, our financial condition and results of operations are significantly affected by Brazilian telecommunications regulation, including the regulation of rates. See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Wholesale Rates Regulation.” Our financial condition and results of operations have also been, and are expected to continue to be, affected by the political and economic environment in Brazil. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil.”

The following table shows certain components of our statement of operations for each year in the three-year period ended December 31, 2020, as well as the percentage change from year to year.

	Year ended December 31,			Percentage change
	2020	2019	2018	2020 - 2019	2019 – 2018
	(in thousands of reais)
Revenue	17,267,812	17,377,194	16,981,329	(0.6)	2.3
Cost of services provided and goods sold	(7,996,615)	(7,433,731)	(7,701,418)	7.6	(3.5)
Gross income	9,271,197	9,943,463	9,279,911	(6.8)	7.2
Operating income (expenses):
Selling expenses	(4,443,027)	(4,986,289)	(4,970,780)	(10.9)	0.3
General and administrative expenses	(1,673,290)	(1,717,859)	(1,608,319)	(2.6)	6.8
Other income (expenses), net	(351,854)	1,275,542	(283,289)	n.a.	n.a.
Operating income (expenses)	(6,468,171)	(5,428,606)	(6,862,388)	19.1	(20.9)
Operating income	2,803,026	4,514,857	2,417,523	(37.9)	86.8
Financial income (expenses):
Financial income	438,598	1,430,171	412,733	(69.3)	246.5
Financial expenses	(1,242,255)	(1,408,053)	(951,439)	(11.8)	48.0
Foreign exchange variations	(6,965)	(908)	1,373	n.a.	n.a.
Financial income (expenses)	(810,622)	21,210	(537,333)	n.a.	n.a.
Income before income and social contribution taxes	1,992,404	4,536,067	1,880,190	(56.1)	141.3
Income and social contribution taxes	(164,150)	(913,940)	664,911	n.a.	n.a.
Net income for the year	1,828,254	3,622,127	2,545,101	(49.5)	42.3

Results of Operations for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

Revenues

Our revenues consisted of:

·	Mobile and Fixed Services: (i) local and long distance voice, (ii) data and content (Value-Added Services), (iii) interconnection, and (iv) other services.
·	Product Revenue: sale of handsets and accessories.

The composition of our operating revenues by category of service is presented in Note 26 to our consolidated financial statements and discussed below.

Our revenue for the year ended December 31, 2020 was R$17,268 million, a decrease of 0.6% as compared to the year ended December 31, 2019. Net mobile service revenue decreased 0.2% for the year ended December 31, 2020 as compared to the year ended December 31, 2019, from R$15,648 million in the year ended December 31, 2019 to R$15,610 million in the year ended December 31, 2020. Net landline service revenue increased by 11.1%, to R$1,054 million for the year ended December 31, 2020 from R$949 million for the year ended December 31, 2019, mainly explained by the results from the strong performance of TIM Live, which more than offset the decline in revenues from other fixed segments (such as corporate and wholesale).

Our management understands that a breakdown of revenue, net of discounts and PIS and COFINS taxes, can be helpful in an analysis of our revenue dynamics. The details of our revenue, net of discounts and PIS and COFINS taxes, are presented below:

	Year ended December 31,		Percentage change
	2020	2019	2020 – 2019
	(in millions of reais)
Total revenue	17,268	17,377	(0.6)
Service revenue	16,665	16,597	0.4
Service revenue – mobile	15,610	15,648	(0.2)
Client generated	14,351	14,372	(0.1)
Interconnection	528	477	10.6
Others	731	799	(8.5)
Service revenue – landline	1,054	949	11.1
Goods sold	603	780	(22.7)

Service Revenue

Service revenue for the year ended December 31, 2020 was R$16,665 million, an increase of 0.4% compared to R$16,597 million in the year ended December 31, 2019. Revenue from mobile services, or MSR, decreased 0.2% to R$15,610 million for the year ended December 31, 2020, from R$15,648.2 million for the year ended December 31, 2019, mostly influenced by the impacts of the COVID-19 pandemic, mostly to the prepaid segment, with a reduction in rechargers in the segment, in addition to reduced commercial activities in postpaid, an effect of the economic fallout of the COVID-19 pandemic.

As mentioned above, client generated revenues, or CGR, decreased by 0.1%, from R$14,372 million for the year ended December 31, 2019 to R$14,351 million for the year ended December 31, 2020. This was driven by the same factors that impacted MSR.

Interconnection revenue grew 10.7%, for the year ended December 31, 2020, with R$528 million as compared to R$477 million for the year ended December 31, 2019. The result was impacted by a higher rate of Mobile Termination Revenue, or MTR, of 10.2% YoY, and an increase in incoming traffic by 12.1% YoY. After successive cuts to MTR, the foreseen Anatel’s increase was applied in February 2020. The incidence of MTR represents 2.6% of service revenues in the year.

Other Mobile Revenues ended 2020 down by 8.5% YoY, at R$731 million. From the last quarter of 2020, this line began to be positively impacted by R$14.5 million of revenues from the commercial agreement with C6 Bank (as per Note 27 to TIM S.A.’s Financial Statements). This decrease is explained by the reduction of fees on other mobile service revenues. It should be noted that the performance of this line is still impacted mainly by revenues from network sharing and swap agreements, in line with the Company's strategy to expand the fiber optic transport infrastructure (backbone and backhaul) with higher efficiency in asset allocation (Capex and Opex).

Monthly ARPU was R$24.9 for the year ended December 31, 2020, an increase of 4.9% as compared to the year ended December 31, 2019. The main explanation the maintenance of the company's successful efforts to monetize its customer base through migrations to higher value prepaid and postpaid plans. The segments’ ARPU, which excludes other mobile revenues, increased by 4.9% YoY in prepaid (R$12.6) and by 3.4% YoY in postpaid (ex-M2M) (R$45.6). We understand this is a relevant profitability metric that allows comparability with other peers in the telecommunication sector, calculated by dividing mobile services revenues by the average monthly customer base.

Landline service revenue increased 11.1% to R$1,054 million for the year ended December 31, 2020 as compared to R$949 million the year ended December 31, 2019, mainly due to the growth in TIM Live by 27.9%, which was offset by the decrease in revenues from the fixed segment by 7%.

Goods Sold

Revenue from the sale of goods decreased 22.7%, from R$780 million for the year ended December 31, 2019 to R$603 million for the year ended December 31, 2020, reflecting the closing of most of the Company’s physical stores, its main handset sales channel, from March to June, due to the social distancing measures adopted to fight the spread of the new coronavirus pandemic.

Costs and Operating Expenses

Costs and operating expenses decreased 0.2% for the year ended December 31, 2020 as compared to the year ended December 31, 2019.

The following table shows the components of costs and operating expenses for each of the years indicated.

Statement of Operations Data: Operating Costs and Expenses

	Year ended December 31,		Percentage change
	2020	2019	2020 – 2019
	(in millions of reais)
Personnel	(1,012)	(1,071)	(5.5)
Third-party services	(2,870)	(3,124)	(8.1)
Interconnection and means of connection	(1,673)	(1,420)	17.8
Depreciation and amortization	(5,527)	(5,129)	7.8
Taxes, fees and contributions	(814)	(832)	(2.1)
Rent and insurance	(440)	(434)	1.4
Cost of goods sold	(756)	(932)	(18.9)
Publicity and advertising	(377)	(355)	6.2
Losses on doubtful accounts	(553)	(748)	(26.1)
Others	(91)	(95)	(3.6)
Total operating expenses	(14,113)	(14,138)	(0.2)

Personnel

Personnel costs decreased by 5.5% in the year ended December 31, 2020 as compared to the year ended December 31, 2019, to R$1,012 million from R$1,071 million, respectively. This decrease can be explained by lower commercial personnel expenses due to the closing of physical stores in the second quarter of 2020 and, negatively, by organic elements such as inflation on wages and benefits in the first and third quarter of 2020.

Third-Party Services

Third-party services costs decreased 8.1%, to R$2,870 million in the year ended December 31, 2020 as compared to R$3,124 million in the year ended December 31, 2019, mainly due to the decrease in prepaid sales and the related commissioning expenses for such prepaid segment, as well as reduced expenses related to physical billing, given the advance in the digitalization of this process.

Interconnection and Means of Connection

Our costs for interconnection and means of connection increased 17.8%, to R$1,673 million in the year ended December 31, 2020 as compared to R$1,420 million in the year ended December 31, 2019. This performance was boosted by a higher mobile termination rate (MTR) as from February 2020 and increased Network costs, due to the increase of rental and infrastructure sharing and maintenance expenses.

Depreciation and Amortization

Depreciation and amortization expenses increased by 7.8 % in the year ended December 31, 2020 as compared to the year ended December 31, 2019, to R$5,527 million from R$5,129 million, respectively. This increase is mostly explained by an increase in Depreciation of 4G Transmission Equipment and Right of Use, related to a larger Fixed Asset base from lease agreements.

Taxes, Fees and Contributions

Taxes, fees and contributions costs decreased by 2.1 % in the year ended December 31, 2020, to R$814 million from R$832 million in the year ended December 31, 2019, mainly impacted by the decrease in FISTEL expenses. For further information, see “Item 4. Information on the Company—B. Business Overview—Taxes on Telecommunications Goods and Services.”

Rent and Insurance

Rent and insurance costs increased 1.4 % to R$440 million in the year ended December 31, 2020 from R$434 million in the year ended December 31, 2019. This low variation is related to the impact from the trademark license agreement (which is classified as a rent contract under IFRS) entered into in the year ended December 31, 2020 regarding the right to use the “TIM” brand. On December 10, 2020, our board of directors approved the renewal of such trademark license agreement.

Costs of Goods Sold

Our cost of goods sold decreased by 18.9%, from R$932 million in the year ended December 31, 2019 to R$756 million in the year ended December 31, 2020. This decrease is mainly related to the closing of most of the Company’s physical stores, the main handset sales channel, from March to June, arising from the social distancing measures to fight the new coronavirus pandemic.

Publicity and Advertising

Publicity and advertising costs increased 6.2% in the year ended December 31, 2020 as compared to the year ended December 31, 2019, to R$377 million from R$355 million, respectively, reflecting another year marked by the structural trends, with efficiency gains from process digitalization and increased penetration of digital channels more than offsetting increased marketing expenses related to more exposure in the media.

Losses on Doubtful Accounts

Losses on doubtful accounts, decreased 26.1%, to R$553 million in the year ended December 31, 2020 as compared to R$748 million the year ended December 31, 2019, reflecting the continuous efforts to enhance customer acquisition through more robust credit models and policies, as well as higher efficiency in collection and recovery.

Others

Other costs decreased by 3.6% in the year ended December 31, 2020, as compared to the year ended December 31, 2019. For the year ended December 31, 2020, those other costs amounted to R$91 million, compared to R$95 million for the year ended December 31, 2019.

Other Income (Expenses), Net

Other expenses, net, increased to R$351 million in expenses in the year ended December 31, 2020 from R$1,275 million in income in the year ended December 31, 2019. This was explained by a reduction on other operating revenues, due to lower revenues from late payment fines (the company stopped collecting fines of this nature when the pandemic began and resumed collection in August) and lower revenue from suppliers’ credits.

Operating Income to Net Income

The following table shows our net income, as well as the percentage change, for each of the periods indicated:

	Year ended December 31,		Percentage change
	2020	2019	2020 – 2019
	(in millions of reais)
Operating income	2,803	4,515	(37.9)
Financial income (expenses)	(811)	21	n.a.
Income and social contribution taxes	(164)	(914)	(82.0)
Net income for the year	1,828	3,622	(49.5)

Financial Income (Expenses)

In the year ended December 31, 2020, financial expenses was R$811 million, as compared to the R$21 million in financial income in the year ended December 31, 2019, explained by a lower revenue from monetary correction on PIS and COFINS credits, a lower volume of PIS and COFINS over Interest on Equity distributions (due to the merger of TIM Participações into TIM S.A.) and a lower volume of interest on financing, that exceeded the lower revenue from interest on financial investments. The last two accounts have declined on an annual comparison as a result of a lower Selic rate.

Income and Social Contribution Taxes

Income tax and social contribution expenses totaled R$164 million in the year ended December 31, 2020, compared to an expense of R$914 million in the year ended December 31, 2019. In 2019, income and social contribution taxes were impacted by the effect of PIS/COFINS credits due to the exclusion of ICMS from the calculation basis of PIS/COFINS, which increased earnings before income and social contribution taxes by R$3,024 million. In 2020, there was no such exclusion, so our earnings before income and social contribution taxes was lower than previous year.

Net Income for the Year

As a consequence of the explanations above, our net income in the year ended December 31, 2020 was R$1,828 million, representing a decrease of 49.5% from a net income of R$3,622 million in the year ended December 31, 2019. This drop is explained by tax credits accounted for in 2019 as previously discussed, and also to the impacts of the COVID-19 pandemic on our operations results.

Results of Operations for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

Operating Revenues

Our operating revenues consisted of:

·	Mobile and Fixed Services: (i) local and long distance voice, (ii) data and content (Value-Added Services), (iii) interconnection, and (iv) other services.
·	Product Revenue: sale of handsets and accessories.

The composition of our operating revenues by category of service is presented in Note 26 to our consolidated financial statements and discussed below. We do not determine net operating revenues or allocate cost by category of service.

Our revenue for the year ended December 31, 2019 was R$17,377 million, an increase of 2.3% as compared to the year ended December 31, 2018. Net mobile service revenue increased 1.9% for the year ended December 31, 2019 as compared to the year ended December 31, 2018, from R$15,354 million in the year ended December 31, 2018 to R$15,648 million in the year ended December 31, 2019. Net landline service revenue increased by 11.3%, to R$949 million for the year ended December 31, 2019 from R$852 million for the year ended December 31, 2018, mainly explained by the results from the strong performance of TIM Live, which more than offset the decline in revenues from other fixed segments (such as corporate and wholesale).

The Company’s management understands that a breakdown of net revenue can be helpful in an analysis of the Company’s revenue dynamics. The details of net revenue and the main highlights are presented below:

Revenue Breakdown

	Year ended December 31,		Percentage change
	2019	2018	2019 – 2018
	(in millions of reais)
Total revenue	17,377.2	16,981.3	2.3
Service revenue	16,597.2	16,206.2	2.4
Service revenue – mobile	15,648.2	15,354.1	1.9
Client generated	14,372.2	14,043.5	2.3
Interconnection	477.3	712.2	(33.0)
Others	798.8	598.3	33.5
Service revenue – landline	948.9	852.3	11.3
Goods sold	780.0	775.1	0.6

Service Revenue

Service revenue for the year ended December 31, 2019 was R$16,597 million, an increase of 2.4% compared to R$16,206 million in the year ended December 31, 2018. Revenue from mobile services, or MSR, increased 1.9% to R$15,648.2 million for the year ended December 31, 2019, from R$15,354 million for the year ended December 31, 2018, mostly influenced by higher spending by prepaid customers, in addition to our ongoing efforts to monetize our postpaid client base via migrations to high-value plans.

As mentioned above, client generated revenues, or CGR, increased by 2.3%, from R$14,044 million for the year ended December 31, 2018 to R$14,372 million for the year ended December 31, 2019. This was driven by the process of clients migrating between segments and within segments in order to avail themselves of higher-value offers.

Interconnection revenue decreased 33% for the year ended December 31, 2019, with R$477 million as compared to R$712 million for the year ended December 31, 2018. The result remains impacted by the reduction of VU-M tariffs and less growth of incoming traffic.

Other mobile revenue for the year ended December 31, 2019 was R$799 million, an increase of 36% as compared to R$598 million for the year ended December 31, 2018. This performance reflects the increased revenues generated by network sharing and swap agreements. Such increased network sharing volume is aligned with our strategy to be more efficient, from the perspective of asset allocation (capital expenditure and operating expenditure) in the process of expanding fiber (backbone and backhaul).

Monthly ARPU was R$25.1 for the year ended December 31, 2019, an increase of 5.8% as compared to the year ended December 31, 2018. The main explanation for this is the trend of customers migrating to high-value offers with faster speeds. ARPUs per segment, which exclude “non-TIM” client revenues and other mobile revenues, were slightly improved from the year ended December 31, 2018. ARPU for prepaid customers was R$12.9, an increase of 7.9%, and ARPU for post-paid customers was R$39.4, a decrease of 1.1%, for the year ended December 31, 2019 as compared to the year ended December 31, 2018).

Landline service revenue increased 11.3% to R$949 million for the year ended December 31, 2019 as compared to R$852 million the year ended December 31, 2018, boosted by growth in TIM Live (which increased by 30.6%) more than offsetting the 3.9% drop in revenues from other businesses in the fixed segment (corporate and wholesale).

Goods Sold

Revenue from goods sold increased 0.6%, from R$775 million for the year ended December 31, 2018 to R$780 million for the year ended December 31, 2019, reflecting a better sales mix that contributed to a higher average price of handsets, making up for an inferior sales volume.

Operating Costs and Expenses

Operating costs and expenses decreased 1.0% for the year ended December 31, 2019 as compared to the year ended December 31, 2018.

The following table shows the components of operating costs and expenses for each of the periods indicated.

Statement of Operations Data: Operating Costs and Expenses

	Year ended December 31,		Percentage change
	2019	2018	2019 – 2018
	(in millions of reais)
Personnel	(1,070.7)	(1,031.6)	3.8
Third-party services	(3,123.5)	(3,140.4)	(0.5)
Interconnection and means of connection	(1,419.5)	(2,513.2)	(43.5)
Depreciation and amortization	(5,129.0)	(3,954.3)	29.7
Taxes, fees and contributions	(831.5)	(916.3)	(9.3)
Rent and insurance	(433.7)	(805.5)	(46.2)
Cost of goods sold	(931.8)	(883.9)	5.4
Publicity and advertising	(355.2)	(421.6)	(15.7)
Losses on doubtful accounts	(748.3)	(544.9)	37.3
Others	(94.7)	(68.9)	37.4
Total operating expenses	(14,137.9)	(14,280.5)	(1.0)

Personnel

Personnel costs increased by 3.8% in the year ended December 31, 2019 as compared to the year ended December 31, 2018, to R$1,071 million from R$1,032 million, respectively. This increase can be explained by (i) inflation as compared to the previous year, which increased wages and benefits since most of our employees’ wages and salaries increases are generally tied to inflation rates; (ii) a larger number of employees (an increase of 0.4% in the year ended December 31, 2019 as compared to the year ended December 31, 2018); (iii) a non-recurring cost resulting from the end of contracts of certain executives who left the company in the year ended December 31, 2019; (iv) re-composition of old pension plans; and (v) a revision of our labor contingency loss forecast related to our own employees.

Third-Party Services

Third-party services costs decreased 0.5%, to R$3,124 million in the year ended December 31, 2019 as compared to R$3,140 million in the year ended December 31, 2018, mainly due to the decrease in prepaid sales and the related commissioning expenses for such prepaid segment, as well as reduced expenses related to physical billing, given the advance in the digitalization of this process.

Interconnection and Means of Connection

Our costs for interconnection and means of connection decreased 43.5%, to R$1,419 million in the year ended December 31, 2019 as compared to R$2,513 million in the year ended December 31, 2018. This dynamic was influenced by lower interconnection costs, in particular (i) the decrease in the mobile termination rate (VU-M), (ii) reduced outgoing traffic to other operators and (iii) a reduction in costs relating to content providers. These positive effects more than offset the higher costs related to network elements and infrastructure sharing and rent.

Depreciation and Amortization

Depreciation and amortization expenses increased by 29.7% in the year ended December 31, 2019 as compared to the year ended December 31, 2018, to R$5,129 million from R$3,954 million, respectively. This increase is mostly explained by (i) the increase in leased fixed assets due to the recognition of the right to use assets such as network infrastructure, vehicles, shops, among others, as consequence of the adoption of IFRS 16 in 2019, corresponding to R$940 million of the total increase, and (ii) the 700MHz license, which starts to be amortized as cities are activated (100% of the cities included in the amortization plan were reached in November 2019).

Taxes, Fees and Contributions

Taxes, fees and contributions costs decreased by 9.3% in the year ended December 31, 2019, to R$832 million from R$916 million in the year ended December 31, 2018, mainly impacted by the decrease in FISTEL expenses. For further information, see “Item 4. Information on the Company—B. Business Overview—Taxes on Telecommunications Goods and Services.”

Rental and Insurance

Rental and insurance costs decreased 46.2% to R$434 million in the year ended December 31, 2019 from R$806 million in the year ended December 31, 2018. This decrease is related to the impact from the trademark license agreement (which is classified as a rent contract under IFRS) entered into in the year ended December 31, 2019 regarding the right to use the “TIM” brand.

Costs of Goods Sold

Our cost of goods sold increased by 5.4%, from R$884 million in the year ended December 31, 2018 to R$932 million in the year ended December 31, 2019. This increase is mainly related to the fact that, despite the reduction of sales volume in the period, high-value products were more relevant in the mix.

Publicity and Advertising

Publicity and advertising costs decreased 15.7% in the year ended December 31, 2019 as compared to the year ended December 31, 2018, to R$355 million from R$422 million, respectively, mainly due to our maintenance of the same general levels and visibility of advertising as during 2018, but with a cost efficiency of 6.9%.

Losses on Doubtful Accounts

Losses on doubtful accounts, otherwise known as bad debt, increased 37.3%, to R$748 million in the year ended December 31, 2019 as compared to R$545 million the year ended December 31, 2018, explained by the continued growth of revenues exposed to delinquency due to the growth in our postpaid customer base, in addition to a challenging macroeconomic environment (unemployment, lower income and indebtedness of families).

Others

Other costs increased by 37.4% in the year ended December 31, 2019, as compared to the year ended December 31, 2018. For the year ended December 31, 2019, those other costs amounted to R$95 million, compared to R$69 Income Other Income (Expenses), Net

Other income, net, increased to R$1,275 million in income in the year ended December 31, 2019 from R$283 million in expenses in the year ended December 31, 2018. This increase was due to a tax credit due to the exclusion of ICMS from the calculation basis for PIS/COFINS of approximately R$1.8 billion in 2019.

Operating Income to Net Income

The following table shows our net income, as well as the percentage change, for each of the periods indicated:

Statement of Operations Data: Net Income

	Year ended December 31,		Percentage change
	2019	2018	2019 – 2018
	(in millions of reais)
Operating income	4,514.9	2,417.5	86.8
Financial income (expenses)	21.2	(537.3)	n.a.
Income and social contribution taxes	(913.9)	664.9	n.a.
Net income for the year	3,622.1	2,545.1	42.3

Financial Income (Expenses)

In the year ended December 31, 2019, financial income was R$21 million, as compared to the R$537 million in financial expenses in the year ended December 31, 2018, explained by the adjustment of credits from a legal proceeding of TIM Celular S.A. (merged into the Company) on the exclusion of ICMS from PIS and COFINS tax bases in the amount of R$1,228 million. See Note 9 to our consolidated financial statements.

Income and Social Contribution Taxes

Income and social contribution taxes are calculated based on the separate income of each subsidiary, adjusted by the additions and exclusions permitted in the year ended December 31, 2019 in accordance with tax law. Income tax and social contribution were negative in R$914 million in the year ended December 31, 2019, compared to positive R$665 million in the year ended December 31, 2018. In 2018, the results were impacted by the merger of TIM Celular into TIM S.A. in 2018, which generated a tax credit of R$950 million. In that year, the adjusted effective rate was negative 14.4%. In 2019, income and social contribution taxes were impacted by the non-recurring effect of PIS/COFINS credits due to the exclusion of ICMS from the calculation basis of PIS/COFINS, which increased earnings before taxes by R$3,024 million.

Net Income for the Year

As a consequence of all of the dynamics explained above, our net income in the year ended December 31, 2019 was R$3,622 million, representing an increase of 47.9% from a net income of R$2,545 million in the year ended December 31, 2018.

B.       Liquidity and Capital Resources

In February 2020, as part of our liquidity management strategy, we prepaid our total outstanding debt with BNDES, which had become proportionally more costly due to the reduction in CDI and the leveling of TJLP. The prepayment debt had a cost of 171% of the CDI at the time and no breakage costs were charged. At the same time, TIM S.A. obtained new loans under these two facilities totaling the equivalent of R$800 million — R$425 million under the Bank of America Merrill Lynch facility and R$375 million under the Bank of Nova Scotia facility with an average cost of 108.3% of the CDI. We also entered into a credit agreement with Banco do Nordeste do Brasil S.A. as lender and TIM S.A., as borrower, in the principal amount of R$752 million, secured by a bank guarantee and receivables. The agreement has a total term of eight years, with three years of grace period and five years of amortization period, to subsidize our capital expenditures plan for three years (2020-2022) in the northeastern region of Brazil.

On the second quarter of 2020, due to global macroeconomic uncertainty regarding COVID-19 and its possible impacts, TIM S.A. entered in two new transactions with the objective to reinforce its cash position. The new loans were closed with The Bank of Nova Scotia in the amount of R$574 million and with BNP Paribas in the amount of R$426 million. The loans were disbursed on April 22, 2020 and on May 22, 2020 with a maturity of one year and one and a half year, respectively. Both transactions were denominated in U.S. dollars and closed with a post hedge cost of 155% CDI. The Bank of Nova Scotia loan matured in April 2021 and was fully repaid.

The main source of our liquidity for net working capital and investment is operating cash flow, complemented by short-term credit lines with local and international banks and long-term financing with national and international development agencies.

Despite the fact that the cost of our debts has been increasing in terms of CDI, due to the macroeconomic changes of Brazil, specially the reduction of the Brazil’s interest rate, we believe we have, in nominal terms, the lowest debt cost of its history.

Sources of Funds

Cash from operations

Our cash flows from operating activities was R$8,674 million in the year ended December 31, 2020 compared to R$7,065 million in the year ended December 31, 2019, an increase of 23% mainly explained by the initiatives related to cost and expense reduction. It is important to note that in the first quarter of 2020, the FISTEL payment was postponed (about R$509 million) – usually due in March – to August 31, 2020. In the third quarter of 2020, the Company paid nearly R$300 million related to taxes in connection with Condecine and CFRP, negatively impacting Change in Working Capital and Cash Flow for such quarter. The remaining FISTEL (TFF) amount is still suspended, without a defined payment date. Therefore, the main reasons for the improvement in Change in Working Capital (excluding the previously mentioned non-cash effects related to PIS and COFINS credits), in addition to the suspension of FISTEL (TFF) payment, relates to an amount substantially less negative in Accounts Receivable, due to a significant improvement in the collection line in 2020, in addition to lower disbursements with legal and administrative proceedings.

We had other significant variations in our operational assets and liabilities, which affected our cash from operations. The main variations of assets and liabilities were:

Positives

·	Authorizations payable decreased to R$10.8 million in the year ended December 31, 2020, compared to R$100.2 million in the year ended December 31, 2019.

·	Prepaid expenses decreased to R$20.9 million in the year ended December 31, 2020, compared to R$100.9 million in the year ended December 31, 2019.
·	Trade accounts receivable decreased to R$390 million in the year ended December 31, 2020, compared to R$1,027.1 million in the year ended December 31, 2019.

Negatives

·	Suppliers increased to R$819.9 million in the year ended December 31, 2020, compared to R$401.2 million in the year ended December 31, 2019.
·	Taxes, charges and contributions decreased to R$321 million negative in the year ended December 31, 2020, compared to R$40.0 million in the year ended December 31, 2019.

Financial Contracts

We and our subsidiaries are party to the financial contracts described below, each to be used for purposes of the development of our business, generally, unless otherwise expressly provided herein. With respect to loans denominated in currencies other than reais, we enter into currency swaps to hedge against exchange rate fluctuations.

As set forth below and as each agreement is described further in the following paragraph, in 2020, the Company obtained new loans totaling R$2.6 billion. The Company requested disbursement of only R$1.8 billion of these new loans and there were no disbursements of existing credit agreements made in 2020.

The terms of our long-term debt contain cross-default clauses, restrictions on our ability to merge with another entity, restrictions on our ability to prematurely redeem or repay such debt and restrictions on sales and exchanges of assets. They also contain various financial ratio covenants. We are currently not, and do not expect to be, in breach of any covenant of our debt instruments, which breach would be construed an event of default under their terms.

As mentioned above, our principal financing agreements are:

·	Loan Agreement, dated as of December 23, 2015, between Finnish Export Credit as lender, KfW IPEX as facility agent, TIM Celular (which has been merged into the Company in connection with the Reorganization), as borrower and TIM Participações as guarantor, in the principal amount of U.S.$150 million. The new Loan Agreement is divided in three tranches of up to U.S.$50 million to be disbursed in 2016, 2017 and 2018. On April 20, 2016, the first tranche of U.S.$45 million was disbursed and it has an average cost of 79% of the CDI after hedging. The second tranche of U.S.$48 million was disbursed on April 20, 2017 and it has an average cost of 81.5% after hedging and the third tranche of U.S.$40 million was disbursed on September 17, 2018 and it has an average cost of 92.59% after hedging. On August 24, 2018, we requested the partial cancellation of U.S.$5.1 million (or U.S.$11.1 million if considered the regular reductions of total amount thereunder). As of December 31, 2020, the total outstanding amount under this credit agreement, converted from U.S. dollars and including accrued interest, was R$344 million and there will be no more disbursements. The agreements mature on January 2, 2024, December 31, 2024 and December 30, 2025, respectively.
·	Credit Agreement, dated March 20, 2019, between Agência Especial de Financiamento Industrial S.A., or FINAME, an entity within the BNDES system, as lender and TIM S.A. as borrower, in the principal amount of R$390 million for exclusive use in the acquisition of new machines, equipment, industrial systems, components and automation and computing goods of national manufacture, accredited by the Computerized Supplier Accreditation (Credenciamento de Fornecedor Informatizado), or CFI, of the BNDES system. The new agreement replaces one of the sub-credits (Credit Line B) of the existing 2018 BNDES Facility with better interest rate and maturity conditions: a fixed interest rate up to 1.44% plus the TLP and maturity up to 10 years. There were no additional costs to sign this loan and there were no disbursements on 2019 or 2020.

·	Credit Agreement, dated as of January 31, 2020, between Banco do Nordeste do Brasil S.A. as lender and TIM S.A., as borrower, in the principal amount of R$752.5 million, secured by a bank guarantee and receivables. The agreement has a total term of eight years, with three years of grace period and five years of amortization period, with the use of proceeds for our capital expenditures plan for the next three years (2020-2022) in the northeastern region of Brazil pursuant to certain standard FINAME requirements, as described in the agreement. The credit line is divided in two tranches: (i) a R$325 million tranche at IPCA plus 1.44% per year or IPCA plus 1.22%, considering a 15% compliance bonus; and (ii) a R$427 million tranche at IPCA plus 1.76% per year or IPCA plus 1.48%, considering a 15% compliance bonus. Disbursement in tranches is anticipated to occur in 2021 and 2022.
·	Credit Agreement, dated January 31, 2020, between The Bank of Nova Scotia, TIM S.A. as borrower and TIM Participações as guarantor, in the principal amount of U.S.$87.5 million and a term of 1.5 years, bearing a cost of 108.70% of the CDI after hedging. The Credit Agreement provides for the issuance of a promissory note by TIM S.A. in an amount in reais equivalent to U.S.$87.5 million and, in connection with the required hedging, the execution of a Swap Agreement, dated as of January 31, 2020, between Scotiabank Brasil S.A. Banco Múltiplo, as lender, and TIM S.A., as borrower, and TIM Participações, as guarantor. Disbursement of the entire principal amount occurred on February 18, 2020.
·	Loan Agreement, dated February 7, 2020, between Bank of America Merrill Lynch and TIM S.A. as borrower, in the principal amount of €89.5 million and a term of 1.5 years, bearing a cost of 108.05% of the CDI after hedging. The Loan Agreement provides for the issuance of a promissory note by TIM S.A. in an amount in reais equivalent to €89.5 million and, in connection with the required hedging, the execution of a Swap Agreement, dated as of January 31, 2020 (with an effective date of February 18, 2020), between Bank of America Merrill Lynch Banco Múltiplo S.A., as lender, and TIM S.A., as borrower. Disbursement of the entire principal amount occurred on February 18, 2020.
·	Credit Agreement, dated as of May 22, 2020, between BNP Paribas, as lender and TIM S.A., as borrower, in the principal amount of R$426 million denominated in U.S. dollars and a term of one and a half year, bearing a cost of 155.0% of the CDI after hedging. The Credit Agreement provides for the issuance of a promissory note by TIM S.A. in an amount in reais equivalent to U.S.$76 million and, in connection with the required hedging, the execution of a Swap Agreement, dated as of May 22, 2020, between BNP Paribas, as lender, and TIM S.A., as borrower. Disbursement occurred on June 15, 2020.
·	Credit Agreement, dated as of April 1, 2021, between BNP Paribas as lender and TIM S.A. as borrower, with cost post hedge of CDI + 1.07% per year, with a principal amount of US$87.7 million and term of 2.8 years. Disbursement occurred on April 8, 2021.
·	Credit Agreement, dated as of April 1, 2021, between The Bank of Nova Scotia as lender and TIM S.A. as borrower, with cost post hedge of CDI + 1.05% per year, with a principal amount of US$100 million and term of 3 years. Disbursement occurred in April 22, 2021.

See Note 19 in our consolidated financial statements for a further description of such financing agreements.

The following financial contracts were disclosed in our annual report filed on Form 20-F with the Securities and Exchange Commission on May 1, 2020, all of which have since matured and been repaid or have been prepaid by the Company:

·	Credit Agreement, dated as of April 7, 2020, between The Bank of Nova Scotia, as lender and TIM S.A., as borrower, in the principal amount of R$574 million denominated in U.S. dollars and a term of one year, bearing a cost of 155.0% of the CDI after hedging. Disbursement occurred on April 22, 2020. As of the date of this annual report, this agreement matured in April 2021 and was fully repaid.
·	Master Loan Agreement, dated as of June 20, 2013, between Cisco Capital, as lender, TIM Celular (which has been merged, in 2019, into the Company in connection with the Reorganization), as borrower. The purpose of the loan is to finance TIM Celular (now TIM S.A.)’s purchase of Cisco and third-party products and services. The loan to be given pursuant to the Master Loan Agreement was executed pursuant to the following Facility Agreements: (1) Facility Agreement dated August 26, 2013, between Cisco Capital, as lender, and TIM Celular (now TIM S.A.), as borrower, in the total principal amount of U.S.$50 million and cost of 93.80% of the CDI after hedging (fully disbursed on September 13, 2013); (2) a new Facility Agreement dated October 14, 2014, between Cisco Capital, as lender, and TIM Celular (now TIM S.A.), as borrower, in the total principal amount of U.S.$50 million and cost of 91.90% of the CDI after hedging (fully disbursed on November 5, 2014); and (3) a new Facility Agreement dated October 27, 2015, between Cisco Capital, as lender and TIM Celular (now TIM S.A.), as borrower in the total principal amount of U.S.$50 million and cost of 84.50% of the CDI after hedging (fully disbursed on December 15, 2015). agreements expire after 5 years and no guarantees were issued. This loan was disbursed in December 2020, already matured and was fully repaid.

·	Deed of Indenture for the Issuance of Simple Unsubordinated Debentures, with Additional Personal Guarantee, not Convertible into Shares, in a Single Series, for Public Placement with Limited Efforts of the First Issuance of TIM S.A. (Instrumento Particular de Escritura de Emissão de Debêntures Simples, da Espécie Quirografária com Garantia Adicional Fidejussória, não Conversíveis em Ações, em Série Única, para Distribuição Pública com Esforços Restritos da Primeira Emissão da Tim S.A.), dated as of January 9, 2019, between TIM S.A., as issuer, Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., as fiduciary agent, and TIM Participações, as guarantor. The total amount of the issuance was R$1,000,000,000 through the issuance of 100,000 debentures each with a nominal value of R$10,000 on the issuance date and in a single series. The debentures are non-convertible and unsubordinated with an additional personal guarantee. For all legal purposes, the issuance date is January 15, 2019 and the term of the debentures is of 18 months as from the issuance date, or July 15, 2020. These debentures have already matured and have been fully repaid.

Funds From Subsidiaries

There are no material restrictions on the ability of our subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances.

Uses of Funds

Our principal uses of funds during the three-year period ended December 31, 2020, were payment of dividends to our shareholders and loan repayments.

Material Capital Expenditures

Our capital expenditures in 2020, 2019 and 2018 related primarily to: (i) developing our fiber optic network, (ii) deployment and expansion of the capacity of our 3G and 4G networks, (iii) expanding network capacity, geographic coverage and digitalization, (iv) maintenance of our networks and IT systems, (v) of equipment purchases relating to our migration to PCS operations, and (vi) developing new operational and information technology systems.

The following table contains a breakdown of our investments in long-lived assets for the years ended December 31, 2020, 2019 and 2018:

Capital Expenditures Categories

	Year ended December 31,
	2020	2019	2018
	(in millions of reais)
Network	2,739.6	2,823.7	2,732.3
Information technology	828.4	775.0	720.6
Licenses	32.1	(82.1)	98.9
Other	291.1	336.4	279.3
Total capital expenditures	3,891.3	3,853.0	3,831.1

See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures.”

Dividends

Our dividends are calculated in accordance with our By-laws and Brazilian corporate law. Under our By-laws, we are required to distribute an aggregate amount equal to at least 25% of our adjusted net income to our shareholders, either as dividends or as tax-deductible interest on shareholders’ equity, each year ended December 31, provided that there are funds available for distribution.

For the purposes of the Brazilian corporate law and in accordance with our By-laws, “adjusted net income” is the amount equal to the net profit adjusted to reflect allocations to or from: (1) the legal reserve, and (2) a contingency reserve for probable losses, if applicable.

The following table contains a breakdown of the dividends and interest on shareholders’ equity paid (net of income taxes) by us to our shareholders during the years ended December 31, 2020, 2019 and 2018:

Dividend Distribution

	Year ended December 31,
	2020	2019	2018
	(in millions of reais)
Dividends	—	—	—
Interest on shareholders’ equity (net of withholding tax)	920.5	846.1	724.2
Total distributions	920.5	846.1	724.2

On March 30, 2021, our shareholders voted to approve the distribution of R$920.5 million as interest on shareholders’ equity in accordance to the minimum required by Brazilian Law, with respect to our 2020 results. The amounts indicated in the table above for 2019 and 2018 were approved at the annual general meeting in 2020 and 2019, respectively. The amount of withholding taxes was R$162.4 million. The mounts paid were R$425 million in 2020 and R$495.5 million in 2021.

Funding and Treasury Policies

The Company maintains a general policy of continually monitoring its financial position and treasury activities in order to ensure solid fiscal control. Oi’s mobile assets acquisition new funding transactions. In accordance with our funding and treasury policy, we will continue to monitor the market in order to take advantage of suitable instruments to finance our industrial Plan. We expect future financing to balance maturity, cost and TIM’s payment capacity.

Leverage

Management tracks the ratio of Net Debt to EBITDA, which we refer to as the financial leverage index, in order to monitor the sustainability of our debt levels and our ability to take on additional debt. The ratio is a common credit analysis metric in the telecommunications industry and shows approximately how many years it would take to pay back our indebtedness, assuming no new debt is taken on, EBITDA remains constant and all cash and cash equivalents may be used to repay debt. In addition, we believe that the ability to take on additional debt is a critical factor affecting success, as indebtedness may be required to make investments necessary to grow the Company’s business. We believe that our current financial leverage index, Net Debt to EBITDA, reflects conservative leverage levels and the ability to incur additional debt if needed for extraordinary investment. Investors should be cautious in comparing our financial leverage index to that of other companies that report a similar ratio of debt to EBITDA because EBITDA in particular may be calculated differently from company to company, leading to financial leverage indexes that are not comparable. Accordingly, any such comparison may be misleading.

The following table sets forth our financial leverage index for the reported periods:

94

	2020	2019	2018
	(in millions of reais)
Total borrowing and derivatives (Notes 19 and 36)	1,879	1,987	1,593
Leasing – Liabilities (Note 15)	8,379	7,781	1,940
Leasing – Assets (Note 15)	(162)	(156)	(208)
Less: Cash and cash equivalents (Note 4)	(2.575)	(2,285)	(1,076)
FIC (Investment Fund) (Note 5)	(2.070)	(654)	(785)
Net debt	5,450	6,672	1,465
EBITDA	8,333	9,645	6,372
Financial leverage index	0.65	0.69	0.23

A reconciliation of our net income to EBITDA, as well as a further explanation of the calculation of our financial leverage index, is also presented in Note 36 to our consolidated financial statements.

We believe that using EBITDA as a non-GAAP measure is useful to management, investors and other users of our financial information in evaluating operating profitability on a more variable cost basis as they exclude the depreciation and amortization expense related primarily to capital expenditures and acquisitions that occurred in prior years, as well as in evaluating operating performance in relation to TIM’s competitors. EBITDA is calculated by adding back interest, taxes, depreciation and amortization expense to net income.

C.       Research and Development

Research and Development

We do not independently develop new telecommunications hardware and depend upon the manufacturers of telecommunications products for the development of new hardware.

Patents and Licenses

We hold no material intellectual property assets. Telecom Italia owns the rights to the “TIM” trade name, which is currently licensed to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Any modification or termination of our ability to use the “TIM” trade name may adversely affect our business and operating results”.

D.       Trend Information

COVID-19

Throughout 2020, there were thousands of confirmed cases of COVID-19 across Brazil. The ultimate magnitude of COVID-19 in Brazil, including the extent of its impact on our financial and operating results, which could be material, will be determined by the length of time that the pandemic continues, its effect on the demand for our telecommunications services and our ability to provide them, as well as the effect of governmental regulations imposed in response to the pandemic.

As COVID-19 continues to spread, we are taking a variety of measures to ensure the availability of our telecommunications services, promote the safety and security of our employees and support the communities in which we operate. By way of example, we have put in place “work from home” policies for our administrative employees as well as for a portion of our network service employees and in-store sales teams, permitting greater space between employees that remain in our headquarters or stores. We have also implemented a contingency plan for our customer service call centers with modified call distribution logic and remote working for a portion of services. Our information technology teams are testing remote work processes and infrastructure for all activities except those of the technical room of our data center, which requires physical access.

The extent to which the COVID-19 impacts our operations and our results will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and growth of the outbreak, new information, which may emerge concerning the severity of COVID-19 and the actions to contain the pandemic or treat its impact, among others. See “Risk Factors—Risk Relating to Our Business—We face various risks related to health epidemics and other outbreaks, which may have material adverse effects on our business, financial condition, results of operations and cash flows.”

We are continuing to respond to this global crisis through comprehensive measures to protect our employees while fulfilling our vital role in providing telecommunications services to our customers. Above all else, we are committed to the safety and well-being of our employees and are doing whatever possible to ensure that our facilities and operations continue to operate as much as possible within the restrictive measures currently in place. At the same time, we and our employees remain committed to meeting the needs of customers and the communities in which we operate.

Customer Base and Market Share

In the year ended December 31, 2020, our subscriber base decreased 5.5% to 51.4 million customers, which represented a market share of 22%, compared to 54.4 million customers and 24% of market share in 2019. This overall subscriber base reduction was a result of a significant decrease in the number of prepaid customers in the Brazilian mobile telecommunications market, generally, as most of our disconnections were of prepaid plans, and which were not offset by solid performance in our postpaid customer base. Prepaid plan users concentrate the lower-middle socioeconomic classes of Brazil, as defined by the IBGE. These users are particularly affected by macroeconomic pressures in Brazil, accelerating the number of users consolidating multiple SIM cards to a single one, the high penetration of mobile service and the rapid substitution of voice for data usage, resulting in a decrease in the “community effect.”

With respect to the composition of our customer base, the postpaid segment accounted for 42.4% of our total subscriber base in the year ended December 31, 2020, compared to 39.4% from a year ago, due to (i) customers’ migration from prepaid to postpaid (mainly via our Control plans), (ii) number portability (migration from one to another operator) and (iii) the stabilization of the churn rate. The prepaid segment represents 57,6% of our customer base at the end of 2020, compared to 60.6% in 2019, due to the disconnection of 3.4 million lines in the year, and which reflected a downturn, result of a significant reduction in the segment’s churn.

Although no assurances can be given as to the size of our subscriber base and market share in the future, we intend to focus on maintaining and improving our strong position in the mobile and fixed telecommunications market in Brazil. Our strategies for doing so are outlined in more detail in “Item 4. Information on the Company—B. Business Overview—Our Strategy.”

Trends in Sales and Prices

The volume of unit sales continues to decrease due to a slow recovery of economic conditions, impacted by the COVID-19 pandemic, which limits consumer purchasing power, the decrease in our customer base overall, and the trend of customers seeking greater value over high volume. We will continue to monetize our customer base using the strategy of “more for more” and focus on the development of all of our business lines.

Under our PCS authorizations, we are allowed to set prices for our service plans, subject to approval by Anatel, provided that such amounts do not exceed a specified inflation adjusted cap. We expect that the adjustment of our prices will follow the market trend. The rates for our service plans, as well as a description of the main features of such plans, are set out in “Item 4. Information on the Company—B. Business Overview—Mobile Service Rates and Plans.”

In 2020, public and private sector policies and initiatives to reduce the transmission of COVID-19, such as the imposition of travel restrictions, the promotion of social distancing and the adoption of work-from-home and online learning by companies and institutions, together with the adverse impact on our prepaid customers from the pandemic, impacted our operations and the amount and ways our customers use our networks and other products and services. In addition, COVID-19 affected and continues to affect the ability of our suppliers and vendors to provide products and services to us, such as new mobile devices or SIM cards or the ability to service our network. Some of these factors increased the demand for our products and services, while others decreased demand or made it more difficult for us to serve our customers, such as closing certain of our retail locations. Due to the speed with which the situation continues to develop, we are not able at this time to estimate the impact of COVID-19 on our financial or operational results, but the impact could be material. See “Item 5. Operating and Financial Review and Prospects——A. Operating Results ——Results of Operations for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019”

Monthly Average Revenue Per User (ARPU)

TIM’s monthly ARPU was R$24.9 in the year ended December 31, 2020, an increase of 4.9% when compared to a monthly ARPU of R$23.7 for the year ended December 31, 2019, largely due to the maintenance of the company's successful efforts to monetize its customer base through migrations to higher value prepaid and postpaid plans .

Competitive Environment

Brazil’s mobile telecommunications market is in a mature stage and is subject to a competitive landscape that is almost unique in the world. Brazil is one of the few markets with four nationwide competitors (Claro, Oi, TIM e Vivo), each with a market share between 16% and 33%. After struggling to leave bankruptcy protection for four years, the fourth player (Oi) has decided to sell its mobile operations. TIM, in alignment with its values of acting as an engine of growth and for the development of differentiated and quality services at fair and competitive prices, joined forces with other operators to purchase such Oi’s operations. With this strategy, TIM is looking for a more balanced and healthy competitive market; improving the quality and experience of service for its and Oi’s customers; obtaining synergies by improving asset utilization; optimizing its portfolio; strengthening its technological innovation and ensuring profitability for its shareholders. Probably, Oi’s restructuring will mean the most important consolidation movement in years for the Brazilian telecommunications market.

In 2020, amid this competitive landscape, our subscriber acquisition costs, or SAC, (which are comprised of a subsidy, commissions and total advertising expenses) amounted to approximately R$45,70 per gross add for the year ended December 31, 2020, compared to approximately R$51.70 per gross add in the year ended December 31, 2019. The decrease of 11.6% year over year is primarily due to more efficient selling and marketing costs. with the increase in SAC, the SAC to ARPU ratio, which indicates the return per client, fell year over year, reaching 1,7 month in 2020.

In addition to competition from other traditional mobile telecommunications service providers, the level of competition from landline service providers has increased, and it is possible it will continue to increase due to an aggressive attempt to attract subscribers away from mobile service based on price and package offers that bundle multiple applications such as voice services (mobile and fixed), broadband and other services. Technological changes in the telecommunications field, such as the rapid development of 4G (LTE) and its derivations (Advanced LTE and others) after the consolidation of 3G in recent years, the increasing use of number portability and in the next few years, the development of the fifth generation are expected to introduce additional sources of competition.

In order to provide mobile telecommunications services over additional bandwidth frequencies to accommodate these emerging technologies, it is expected that Anatel will auction licenses in the second half of 2021. Even before COVID-19, the 5G spectrum auction schedule had been postponed from its initial date (March 2020).

Spectrum will be auctioned in the 700 MHz, 2.3 GHz, 3.5 GHz and 26 GHz bands. Not all of this capacity will be used for 5G. The spectrum to be auctioned at 700 MHz is the remainder of 2014 bid.

E.       Off-Balance Sheet Arrangements

None.

F.       Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations as of December 31, 2020:

	Payments Due by Period as of December 31, 2020
	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
	(in thousands of reais)
Total borrowings (post-hedge)(1)	1,434	558	(113)	—	1,879
Leases – IFRS 16(2)	999	2,038	1,479	2,201	6,717
Leasing (previous IAS 17 finance leases)	50	103	134	1,212	1,500
Total(3)	2,483	2,699	1,500	3,413	10,096

(1)	Considering the balances related to derivative financial instruments as of December 31, 2020.
(2)	Leases in which the Company, as the lessee, substantially holds all of the risks and benefits of ownership, are classified as financial leases, which are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interest related to the leases is taken to income as financial costs over the term of the contract.
(3)	Other than as set forth herein (see, for example, Item 4. Information on the Company—B. Business Overview—Our Business), we have no capital lease obligations, unconditional purchase obligations, or other long-term liabilities reflected on our balance sheet of our primary financial statements. Interest is not included in long-term debt since it is subject to variable interest.

Contingent Pension Liabilities

Until December 1999, we participated in a multi-employer defined benefit plan, or the Telebrás Pension Plan, that covered the employees of the Telebrás System who retired before the breakup of Telebrás in May 1998 as well as those who continued working for the operating companies after May 1998. We are contingently liable, jointly and severally, with the other New Holding Companies, for the unfunded obligations of the Telebrás Pension Plan with respect to all such employees who retired before January 30, 2000. In December 1999, we changed to a defined benefit plan, or the PBS Plan, that covers only those former employees of Telebrás who continued to be employed by us after December 1999.

In November 2002, we created a separate defined contribution plan, or the TIMPREV Pension Plan. Migration to this plan was optional for employees linked to the PBS Plan. Migration to the TIMPREV Pension Plan extinguishes the migrating participant’s rights under the PBS Plan.

SISTEL and TIMPREV

The Company and TIM Celular (which has been merged into TIM S.A. in connection with the Reorganization) have sponsored a private defined benefit pension plan for a group of Telebrás system’s former employees, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

Given that in 1999 and 2000 the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans for each sponsoring company and the maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Company and its subsidiaries, like other companies created as a result of the former Telebrás system, created in 2002 the TIMPREV Pension Plan, a defined contribution pension plan meeting the most modern social security standards adopted by private companies, and enabling migration to this plan of the employee groups linked to SISTEL.

On November 13, 2002, the Brazilian Secretariat for Supplementary Pension Plans, through official ruling CGAJ/SPC No. 1917, approved the statutes of the new pension plan, or hereafter the Statutes of the TIMPREV Benefits Plan, as a defined contribution plan, which provide for new conditions for granting and maintaining benefits, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.

Under this new plan, the sponsor’s regular contribution will correspond to 100% of a participant’s basic contribution, and TIMPREV’s managing entity will ensure the benefits listed below, under the terms and conditions agreed upon, with no obligation to grant any other benefits, even if the government-sponsored social security entity starts granting them:

·	Normal retirement pension;
·	Early retirement pension;
·	Disability pension;
·	Deferred proportional benefit; and
·	Death benefit.

However, as not all of the Company’s and its subsidiaries’ employees have migrated to TIMPREV, the pension and health care plans deriving from the TELEBRÁS system listed below remain in force:

PBS: defined benefits plan of SISTEL, which includes active employees who participated in the plans sponsored by the companies of the former TELEBRÁS system;

PBS Assistidos: a multi-sponsored pension plan for inactive employees;

Convênio de Administração: for managing pension payments to retirees and pensioners of the predecessors of the subsidiary companies; and

PAMEC/Apólice de Ativos: health care plan for pensioners of the predecessors of the subsidiary companies.

As happened with the Termo de Relação Contratual Atípica, or TRCA Plan, the Company, until December 31, 2010, had understood that it was responsible for liabilities of PAMEC participants (health care plan) related to the Company and its subsidiaries. Based on a new understanding of its internal and external lawyers, the Company has changed its position. As a result, the liabilities previously recorded were written off.

In accordance with the rules established by NPC-26 (IAS 19 – Employee Benefits) issued by the Institute of Independent Auditors of Brazil – IBRACON, and approved by CVM Resolution No. 371, the plans having a surplus are not recorded by the Company, as it is impossible to recover these amounts. Furthermore, the amounts of contributions will not be reduced for future sponsors.

On January 29, 2007 and April 9, 2007, through the Brazilian Secretariat for Supplementary Pension Plans- SPC, the Ministry of Social Security approved the transfer of the management of the PBS–Tele CelularSul, TIM PrevSul, PBT–TIM, Convênio de Administração, PBS–Telenordeste Celular and TIM PrevNordeste benefit plans (according to SPC/DETEC/CGAT Communications Nos. 169, 167, 168, 912, 171 and 170, respectively) from SISTEL to HSBC – Fundo de Pensão.

The PBS Assistidos plan continues to be managed by SISTEL. The only exception is Plano PAMEC, which was extinguished, with the Company remaining responsible for coverage of the respective benefit, which is now called PAMEC/Apólice de Ativos.

In addition to the plans coming from the TELEBRÁS system, there is also the plan administered by the CESP foundation resulting from the incorporation of AES Atimus.

AES Telecom: Supplementary pension and pension plan's installment, administered by the CESP Foundation, which is the responsibility of the company, with a view to the acquisition of Eletropaulo Telecomunicações Ltda. (AES Atimus), succeeded by TIM Fiber SP LTDA, later incorporated into TIM Celular which was incorporated by the Company.

Medical care plan Fiber: Provision for maintenance of health plan as post-employment benefit to former employees of AES Atimus (as established in Law No. 9,656/98, articles 30 and 31), which was acquired and incorporated by TIM Celular and which was subsequently incorporated by the Company.

In 2020, contributions to the pension plans mentioned above totaled R$1.2 million, compared to R$1.3 million in 2019).

Item 6.	Directors, Senior Management and Employees

A.       Directors and Senior Management

Board of Directors

We are administered by a Board of Directors (Conselho de Administração) and a Board of Statutory Officers (Diretoria), which are overseen by a Fiscal Council (Conselho Fiscal) and a Statutory Audit Committee (Comitê de Auditoria Estatutário). The Board of Directors is composed of five to nineteen members, each serving for a two-year term with the possibility of re-election.

Directors’ duties and responsibilities are determined by Brazilian law, our By-laws (Estatuto Social) and our Disclosure and Corporate Governance Policy (Política de Divulgação/Negociação e Diferenças de Governança Corporativa da NYSE), as determined by CVM Instruction 358/2002. All decisions taken by our Board of Directors are recorded in the board’s minute books. The Board of Directors shall meet regularly at least six (6) and up to twelve (12) times per year, and whenever called for a special meeting by its Chairman, by any 2 (two) Directors or by the Company’s Chief Executive Officer. The chairman of the Board of Directors may also invite, at his discretion, any of our key employees to the Board of Directors’ meetings, in order to discuss any relevant corporate matter. The Board of Directors has three special advisory committees: the Compensation Committee (Comitê de Remuneração), the Control and Risks Committee (Comitê de Controle e Riscos) and the Environmental, Social & Governance Committee (“Comitê de Environmental, Social & Governance”), all composed only of members of the Board of Directors. The Statutory Audit Committee also reports to the Board of Directors and is composed of independent members of the Board of Directors.

Members of our Board of Directors are required to comply with, and have agreed to comply with, our Disclosure and Corporate Governance Policy, our Code of Ethics and certain other Brazilian law regulations including the “Regulamento de Listagem do Novo Mercado da B3 S.A. – Brasil, Bolsa, Balcão.”

The following are the current members of the Board of Directors and their respective titles, whose terms of office will be valid until the annual shareholders’ meeting to be held in 2021:

Name	Title	Date of Birth	Date Appointed
Nicandro Durante	Chairman	September 13, 1956	March 30, 2021
Carlo Nardello	Director	May 9, 1964	March 30, 2021
Pietro Labriola	Director	October 1, 1967	March 30, 2021
Herculano Aníbal Alves	Director	February 27, 1953	March 30, 2021
Elisabetta Paola Romano	Director	April 1, 1963	March 30, 2021
Gesner José de Oliveira Filho	Director	May 17, 1956	March 30, 2021
Agostino Nuzzolo	Director	April 12, 1968	March 30, 2021
Flavia Maria Bittencourt	Director	January 15, 1970	March 30, 2021
Sabrina Di Bartolomeo	Director	October 16, 1971	March 30, 2021
Michele Valensise	Director	April 3, 1952	March 30, 2021

Mrs. Flavia Maria Bittencourt, Mr. Herculano Alves, Mr. Gesner Filho and Mr. Nicandro Durante are qualified as independent directors according to Brazilian independence standards. They were re-elected at the annual shareholders’ meeting held in 2021.

Set forth below are brief biographical descriptions of the members of our Board of Directors:

Nicandro Durante. Mr. Durante is a Brazilian and Italian citizen, born in September 1956, with a bachelor’s degree in Business Administration issued by Pontifical Catholic University (Pontifícia Universidade Católica), Brazil. With almost forty years of experience in the tobacco industry, since 2011 Mr. Durante has served as Chief Executive Officer at British American Tobacco, where he has held several top management positions during the past decades, including Corporate Chief Financial Officer, Regional Director, Executive Director, Chief Operating Officer. Mr. Durante is non-executive Director and Senior Independent Director at Reckitt Benckiser, a leading company in the health and care industry, and Chairman of TIM S.A.’s Board of Directors, Compensation Committee and Environmental, Social & Governance Committee.

Carlo Nardello. Mr. Nardello is an Italian citizen, born in Rome, Italy, with a University Degree in Economics issued in 1988 by LUISS (Libera Università Internazionale degli Studi Sociali). Mr. Nardello has over 20 years of experience in the industry of broadcasting and communications. On January 7, 2019, he was appointed Chief Strategic Development & Transformation Officer at Telecom Italia S.p.A. From November 2016 through 2018, he was co-founder and CEO of CscVision, a consulting firm in media and marketing, as well as, starting from May 2017, Chief of Staff of the Special Commissioners of Alitalia (Italy’s national airline). From May 2000 through November 2016 he held various offices at RAI Group (Rai − Radiotelevisione Italiana S.p.A., Italy’s public television and media company). Before that, he worked at Lego Company, The Walt Disney Company and Johnson and Johnson. Mr. Nardello is currently a Professor of Digital Marketing at La Sapienza University in Rome, Professor of Media Economics at LUMSA University in Rome, and he was also Professor of Marketing at UNISOB in Naples. He is the author of books on television marketing and in the digital market. He has been serving as Chief Strategy, Business Development and Transformation Officer at Telecom Italia S.p.A (the Italian TLC incumbent) since January 2019. He was Chairman of the Board of TIM Vision S.r.L. from March 2019 to October 2020, and has been Chairman of the Board of TIM Ventures S.r.L. and a board member of Inwit S.P.A. since May 2019. From March 2019 to August 2020 Ms. Nardello has been a member of TIM Participações S.A’s Board of Directors and, from April 2019 to August 2020, he has been a member of TIM Participações S.A’s Compensation Committee. Since 2019 Mr. Nardello occupies the position of Board member of TIM S.A. and since 2020, the position of member of its Compensation Committee and of Environmental, Social & Governance Committee.

Pietro Labriola. Mr. Labriola is an Italian citizen, of Altamura, Bari, Italy, with a degree in Administration from Universidade de Studi of Bari, Italy, in 1991, and a master’s degree in Innovation and Technology Management from ASMIT Advanced School of Bari, Italy, in 1993. With over 25 years of experience in the telecommunications sector, Mr. Labriola assumed the position of Chief Operating Officer at TIM Participações between December 2015 and August 2018; the position of Chief Operating Officer of TIM Celular S.A. between April 2016 and August 2018; the position of Chief Operating Officer of TIM S.A. between May 2016 and August 2018; the position of Chief Executive Officer of TIM S.A. between February 2017 and May 2018. Prior to this, he held the following positions in the Telecom Italia group: Chief Transformation Officer from 2013 through 2015, Executive Vice President Business Market from 2009 through 2012, Executive Vice President Fixed Line Services from 2007 through 2008, Executive Vice President Marketing from 2001 through 2006. From 1996 through 2001, Mr. Labriola held positions as Marketing Director and Business Director at Infostrada Serviços de Comunicações Fixas. Mr. Labriola took office as Chief Executive Officer of TIM Participações on April 3, 2019; as Chairman of the Board of TIM Participações on April 1, 2019; as Chairman of the Board of TIM Brasil Serv. e Part. S.A. on July 2, 2019; as Chief Executive Officer of TIM S.A. on May 15, 2019; and as member of the Board of TIM S.A. on October 29, 2019.

Herculano Aníbal Alves. Mr. Alves has developed his professional career in the financial market and has acted as an executive in companies of the Bradesco Group, ABN AMRO Bank, Unibanco and Banco Bozzano Simonsen. He is currently a member of the Fiscal Councils of Cielo, Grendene, and of the Financial and Risks Committee of Marfrig. He is also a Board member of TIM S.A. and of its advisory committees, namely, the Statutory Audit Committee(as Financial Expert) and the Control and Risks Committee. He holds a bachelor’s degree in Economics from PUCSP and a master’s degree from the School of Business Administration of São Paulo at Fundação Getulio Vargas (EAESP/FGV), with an extension course at Kellogg. His academic training also includes executive education in Risk, Compliance and Governance by the Risk University of KPMG.

Elisabetta Paola Romano. Ms. Romano is an Italian citizen, born in Milan, Italy, with a Master in Computer Science issued by the University of Salerno – Fisciano (Italy) in 1987. She has over 30 years of experience in the industry of telecommunications, information technology and media, in the United States and Europe. Before being appointed, on July 1, 2018, Chief Technology Officer, at Telecom Italia S.p.A., Ms. Romano developed her career at Ericsson Group, where she worked from 1998 through 2018, holding various top management positions. She was honored as one of the 2017 Top 50 Women in Technology by the National Diversity Council. From November 2019 to August 2020 Ms. Romano has been Chief Innovation & Partnership Officer in TIM S.p.A. Since July 2020 she is currently Chief Executive Officer of Telecom Italia Sparkle S.p.a.. She was a board member of TIM Participações from March 2019 to August 2020. Since August 2020 Ms. Romano has been a member of TIM S.A’s Board of Directors.

Gesner José de Oliveira Filho. Mr. Oliveira is a partner of GO Associados and Professor of Economics at Getulio Vargas Foundation. He has been certified as a Member of the Audit Committee (CCoAud and IBGC) by the Brazilian Institute of Corporate Governance obtained on December 10, 2020. His expertise includes public and private entities. At present, he is a member of TIM S.A.’s Board of Directors and of its advisory committees, namely, the Statutory Audit Committee, as its Coordinator, and of the Control and Risks Committee and of the Environmental, Social & Governance Committee. He is also a member of the Board of Directors of Braskem and of its Compliance Committee, a member of the Board of Directors of Iguá Saneamento S.A. and Estre Ambiental, as well as a member of the Self-Regulation Council of FEBRABAN. His past experience in Boards included being a member of the Board of Usiminas, Sabesp, CESP, Nossa Caixa and Varig. In addition, Mr. Gesner is a member of the Board of Administration of Iguá Sustainability Institute, and CIEE, nonprofitable institutions. His previous positions include being the CEO of Sabesp – Companhia de Saneamento Básico do Estado de São Paulo (2007-11), one of the largest water companies in the world; President of CADE, the federal antitrust authority (1996-2000); Deputy Secretary for Economic Policy (1993-95) and Secretary for Economic Monitoring (1995), both at the Ministry of Finance. He received his PhD in Economics from the University of California (Berkeley), his Master’s degree from the University of Campinas and Bachelor’s degree from the University of São Paulo. He has worked as a private consultant since the 1990s and published several books and articles in national and international journals. His work has focused on competition policy, macroeconomics and infrastructure which are related with his experience at CADE, Ministry of Finance and Sabesp, respectively.

Agostino Nuzzolo. Mr. Nuzzolo is an Italian citizen, born in Caserta, Italy, with degrees in Law, Economics and in Sciences of Economic and Financial Security. From 1986 to 2006, Mr. Nuzzolo served at Guardia di Finanza. From 2006 to 2016, Mr. Nuzzolo served as Group General Counsel, as Head of Fiscal Affairs, as Director of Fiscal and Legal Affairs and Compliance at Italcementi Group. From 2016 to January 2017, Mr. Nuzzolo served as General Counsel, as Chief Operating Officer and as Secretary of the Board of Directors at Italmobiliare S.P.A. Mr. Nuzzolo is currently a Professor of Tax Law at University ROMA TRE in Rome and he is the author of several books and academic articles of taxation and fiscal governance. He has been serving as General Counsel and as Head of Legal and Tax at Telecom Italia S.P.A. (the Italian incumbent) since January 2017 and has been serving as Secretary of the Board of Directors at Telecom Italia S.P.A. since May 2017. He also served as Interim Director of Human Resources and Organizational Development at Telecom Italia S.p.A. from December 2017 to March 2018. He has been a board member of Telecom Italia Sparkle S.P.A. and a board member of Flash Fiber S.r.L. since March 2019, and a board member of Inwit S.P.A., since April 2017. He was a board member of TIM Participações and of its advisory committees, namely, the Compensation Committee and the Control and Risks Committee from April 2018 to August 2020. Since 2020 he is a member of the Board of Directors and of the Control and Risks Committee of TIM S.A.

Flavia Maria Bittencourt. Mrs. Bittencourt holds a B.S. degree in Chemical Engineering from UFRJ, an Executive MBA from Fundação Dom Cabral and other certificates from London Business School and INSEAD. Mrs. Bittencourt has a vast professional experience in different roles and industries, such as 8 years in Banking, 10 years in Telecom, and 3 years in Private Equity. Starting in 2013, she was the CEO for Sephora Latin America, and, since May 2019, she is the CEO of Adidas Brazil. Until 2019, she was an independent board member of Marisa Lojas S.A. Mrs. Bittencourt was an independent member of TIM Participações S.A.’s Board of Directors and Statutory Audit Committee from July 2019 to August 2020. Since 2020 she has been an independent member of TIM S.A.’s Board of Directors and Statutory Audit Committee

Sabrina Di Bartolomeo. Ms. Di Bartolomeo is an Italian citizen, born in Turin, Italy, holding a Master of Science in Economics issued by University of Turin. Ms. Di Bartolomeo began her career as Auditor at Arthur Andersen in 1996, mainly focusing on large clients in the telecommunications and automotive fields, then specializing in global capital markets, supporting the Chicago team in providing services to Italian companies listed in U.S. stock exchanges. From 2002 to 2006, she held leadership roles in the Fiat Group until becoming CAO of the Fiat Powertrain Technologies Group. She was Group Finance Director at Wind Telecom Group between 2006 and 2012, and CFO and Executive Director of Sigma Tau Group (pharmaceutics) between 2012 and 2015, holding also several Executive Director positions in both groups. Subsequently, she was a Partner of a Private Equity Fund, then a Salaried Partner at PwC in the field of Business Restructuring and Turnaround Management, supporting large groups in a state of crisis in the preparation of the industrial and financial restructuring plans and in Distressed M&A. In 2019, she joined Telecom Italia S.p.A. (the Italian TLC incumbent), where she is currently VP of Group Planning & Control. She has been a board member of INWIT S.P.A. since March 2020. She has been a board member of TIM Brasil Serv. e Part. S.A.’s since January 2020. From February to August 2020 Ms. Di Bartolomeo was a member of TIM Participações S.A’s Board of Directors and of the Control and Risks Committee. Since 2020 Ms. Di Bartolomeo has been a member of TIM S.A’s Board of Directors, of the Control and Risks Committee and of the Environmental, Social & Governance Committee.

Michele Valensise. Mr. Valensise, Italian citizen, born in Polistena, Italy, with a degree in Law by University of Rome – La Sapienza. After various assignments at the Italian Ministry of Foreign Affairs and abroad (Brazil, Germany, Lebanon, European Union), he was appointed Head of the Press Service, Spokesman and Chief of Staff of the Minister of Foreign Affairs. He was assigned as Italian Ambassador to Sarajevo, Brasilia and Berlin. From 2012 to 2016 he was Secretary-General of the Farnesina. He has been Vice Chairman of Astaldi S.p.A., leading company of the infrastructure sector, until July 2020. Currently he is member of the Board of Directors of Astaldi S.p.A. Since 2017 he is Chairman of the German-Italian Centre for the European Dialogue (Villa Vigoni) holding a close relationship with Germany. He is an editorialist of the Italian newspaper “La Stampa” and of “Huffington Post”. From May 2018 to March 2021 he was member of the Board of Directors and member of the Nomination and Remuneration Committee and of the Control and Risk Committee of Telecom Italia S.p.A and he is currently member of the Board of Directors and of the Control and Risks Committee and Compensation Committee of TIM S.A.

Board of Statutory Officers

Pursuant to our By-laws, our Board of Statutory Officers (the members of which we also refer to as our Statutory Officers) is comprised of at least three and no more than twelve members, who may or may not be shareholders. The title of the members of our Board of Statutory Officers shall be as follows: (1) Chief Executive Officer (Diretor Presidente), (2) Chief Financial Officer (Diretor Financeiro), (3) Investor Relations Officer (Diretor de Relações com Investidores), (4) Business Support Officer, (5) Regulatory and Institutional Affairs Officer, (6) Legal Officer (Diretor Jurídico), (7) Chief Technology Information Officer; and (8) Chief Revenue Officer. Each member of our Board of Statutory Officers, who serve two-year terms of office (with re-election permitted) may be elected or dismissed by our Board of Directors at any time and with no cause.

The following are the current members of the Board of Statutory Officers and their respective titles, whose terms of office will remain valid until the first meeting of the Board of Directors to be held after the 2022 annual shareholders’ meeting:

Name	Title	Date of Birth	Date Appointed
Pietro Labriola	Chief Executive Officer (Diretor Presidente)	October 1, 1967	April 14, 2020
Adrian Calaza	Chief Financial Officer and Investor Relations Officer (Diretor Financeiro and Diretor de Relações com Investidores)	March 8, 1967	April 14, 2020
Bruno Mutzenbecher Gentil	Business Support Officer	January 20, 1969	April 14, 2020
Alberto Mario Griselli	Chief Revenue Officer	April 24, 1969	April 14, 2020
Mario Girasole	Regulatory and Institutional Affairs Officer	June 8, 1968	April 14, 2020
Jaques Horn	Legal Officer (Diretor Juridico)	March 15, 1964	April 14, 2020
Leonardo de Carvalho Capdeville	Chief Technology Information Officer	September 4, 1969	April 14, 2020

Brief biographical descriptions of our statutory officers are set forth below.

Pietro Labriola. See “—Board of Directors.”

Adrian Calaza. Mr. Calaza is an Argentine citizen, graduated in business administration from the University of Belgrano and holds an MBA in Management and Business Administration from the University of CEMA. With extensive experience in the telecommunications industry, Mr. Calaza was elected Chief Financial Officer in TIM Participações in September 2016. Before that, he held the position of Chief Financial Officer in Telecom Argentina from 2009 to 2016, where he also was Corporate Administrative Services Manager from 2007 to 2009. Previously, Mr. Calaza held various executive roles, including Capital Expenditures and Control Manager at TIM Participações from 2006 to 2007, Chief Financial Officer at Telecom América Latina S.A. from 2004 to 2005 and Chief Financial Officer in Entel S.A. from 2000 to 2004. Mr. Calaza joined the Telecom Italia Group in January, 1999, where he held various positions, including Chief Financial Officer of Entel S.A., in Bolivia, a subsidiary of the Telecom Italia Group and Corporate Chief Financial Officer of Telecom América Latina S.A. in Brazil.

Bruno Mutzenbecher Gentil. Mr. Gentil holds a degree in Business Administration and has been the Business Supply Officer (former Purchasing & Supply Chain Officer) at TIM Participações since February 2018. From 2016 to 2017, Mr. Gentil served as Executive Vice President of Corporate Resources at Telefônica Brasil S.A., where he also held the position of Executive Vice President of Strategy and Consolidation between 2015 and 2016. Previously, from 2013 to 2015, Mr. Gentil served as Executive Vice-President of Finance at GVT - Global Village Telecom S.A., where he also held the position Vice President of Controller in the period from 2006 to 2013.

Alberto Mario Griselli. Mr. Griselli holds a degree in Electronic Engineering from La Sapienza University in Rome and an FMBA from Columbia University. With more than 20-year experience in the telecom sector, he held relevant positions such as Vice President for LatAm at TIMwe, a global provider of mobile engagement solutions for telecommunication operators, and Managing Director for Brazil at Value Partners, a management consulting firm. Across his professional career, Mr. Griselli worked in most of the aspects critical to companies’ performance, with projects ranging from strategic planning to customer segmentation, value proposition definition, offer design, pricing and promotions, go-to-market approach and customer experience. Mr. Griselli took office as Chief Revenue Officer of TIM Participações and TIM S.A. on July 30, 2019.

Mario Girasole. Mr. Girasole has a Laurea Magistralis in Economics from University LUISS (Rome). He also has an LL.M. in International Business Law (London), Master in Competition Policy, in International Commerce and Contemporary Economic History, and executive education at London Business School (Finance), Harvard School of Government, Columbia Business School (Advanced Management Program) and INSEAD (International Directors Programme and Advanced Corporate Finance). He is also PhD candidate in Economics at University of Perugia. He joined TIM in 1997, for the regulatory and pricing area, in Rome. From 2000 to 2003, he headed, in Brussels, the TIM Group relations with the institutions of the European Union, and was appointed to the position of Deputy-Chairman of the European Mobile Sector (GSM Europe). Starting from 2004, he was Head of Public and

Regulatory Affairs at Telecom Italia America Latina and at TIM Brasil. During this period, he was appointed also as Director of Entel Bolivia and Alternate Director of TIM Participações Mr. Girasole is the Regulatory and Institutional Affairs Officer of the Company since January 2009. Since 2012, he runs also the Press Relations and the ESG departments, and since 2014 he is Chairman of TIM Institute and since 2017 he is CEO of the holding TIM Brasil Serviços e Participações. He has been acting as member of the Boards and Councils of national and international entities, including Conexis, GSM Latin America, Italo-Brazilian Chamber of Commerce and the Brazilian Institute for Competition Studies (Instituto Brasileiro de Estudos da Concorrência), or IBRAC. Mr. Girasole was awarded as Knight (2014) and Officer (2018) of the Order of the Star of Italy by the President of the Italian Republic “for promoting friendly relations and co-operation with other countries and ties with Italy.” In Brazil, he was awarded the Peacemaker Medal and the Medal of the Army by the Ministry of Defense (2018).

Jaques Horn. Mr. Horn graduated in Law (LL.B.) at Candido Mendes University, and obtained specializations at Harvard and at the Academy of International and American Law. He has been Chief Legal Officer at TIM since July 2010 and Secretary of the Company’s Board of Directors since 2012. He worked at Tetra Pak from 2007 to 2010, as Legal Director, where he was responsible for the Central and South America and the Caribbean region. He also worked at Shell, from 1994 to 2007, as Legal Corporate Manager at the holding company and Legal Director at the subsidiary companies. Mr. Horn worked as Legal Counsel at Companhia Atlantic de Petróleo (ARCO Petroleum Co.) from 1990 to 1994, as a Lawyer at Franco, Bhering, Barbosa & Novaes Law Firm for one year, and as a Tax Senior Consultant at Arthur Andersen for almost four years.

Leonardo de Carvalho Capdeville. Mr. Capdeville holds a degree from Instituto Nacional de Telecomunicações – INATEL, in Electronic Engineering, specializing in Telecommunications. He also holds an MBA from Fundação Getúlio Vargas in Rio de Janeiro, Brazil. Mr. Capdeville also attended the International Program of Management Development at IEDE – Institute for Executive Development in Madrid, Spain and to the Disruptive Innovation Program by the Harvard Business School. Currently, he is Chief Technology Information Officer of the Company, elected on February 12, 2015, and Chief Technology Information Officer of TIM S.A. elected on February 3, 2017, and a member of the Trustee Council of the Telecommunications Research and Development Center (Centro de Pesquisa e Desenvolvimento de Telecomunicações), or CpQD. Prior to that, Mr. Capdeville was responsible for the Network, IT departments at the Company. From 1998 to 2014, Mr. Capdeville was a Network Director at Telefônica Brasil (under the brand name Vivo). Mr. Capdeville also worked at Promon Eletrônica Ltda., or Promon, from 1991 to 1995 and then from 1996 to 1998. While at Promon, he held the position of engineer responsible for implementing the mobile telephony in the State of Espírito Santo, Brazil, and performed other activities related to network projects. From February 1995 to October 1996, Mr. Capdeville worked at Gerenciamento e Assessoria de Serviços S/C Ltda., as coordinator of the implementation of the team and of the data communication area.

There are no family relationships among any of our directors and statutory officers, nor any arrangement or understanding with major shareholders, customers or suppliers pursuant to which any director or executive officer was selected.

Statutory Audit Committee

The current composition of the Statutory Audit Committee consists of three members, elected by our controlling shareholder. None of the members were elected by the minority shareholders.

The following are the current members of our Statutory Audit Committee:

Name	Date of Birth	Date Appointed
Flavia Maria Bittencourt	January 15, 1970	March 31, 2021
Gesner José de Oliveira Filho	May 17, 1956	March 31, 2021
Herculano Aníbal Alves(*)	February 27, 1953	March 31, 2021

(*)	Audit committee financial expert.

The Statutory Audit Committee was created and its first members appointed at the TIM Participações S.A.’s shareholders’ meeting held on December 12, 2013, in accordance with Rule 10A-3 under Section 301 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and CVM Instruction 509/2011. The Statutory Audit Committee’s

internal regulations were approved at TIM Participações S.A.’s the Board of Directors meeting held on December 23, 2013. After the merger of TIM Participações S.A. into the Company, the Statutory Audit Committee was created and approved by the Company at its shareholders’ meeting held on July 29, 2020.

The Statutory Audit Committee is composed of at least three (3) and at the most five (5) members, all elected by the Board of Directors, who serve two-year terms of office, matching the terms of the members of the Board of Directors. Re-election is permitted up to, for a maximum period of 10 years. Members of the Statutory Audit Committee may be dismissed by our Board of Directors at any time and without cause.

The Statutory Audit Committee’s general duties and responsibilities under Brazilian corporate law, our By-laws and its internal rules, include: (i) issuing its opinion on the hiring and dismissal of the independent auditor responsible for the audit services on the financial statements, as well as any other services, whether or not they are audit services; (ii) analyzing the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the independent auditors; (iii) supervising the activities of the independent auditors with the purposes of assessing their independence, the quality and the adequacy of the services provided to the Company, including, to the extent allowed by the legislation, assisting in the solution of any divergences between the management and the independent auditors with respect to the presentation of the financial statements; (iv) supervising the activities performed by the internal audit, analyzing, for such purpose, the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the internal auditors; (v) supervising and analyzing the effectiveness, quality and integrity of the internal control mechanisms, in order to, among other things, monitor compliance with provisions related to: (i) presentation of the financial statements, including the quarterly financial information and other interim statements; and (ii) the information and measurements disclosed based on adjusted accounting data and on non-accounting data, which add elements that are not provided for in the structure of the usual reports of the financial statements; (vi) to have tools for receiving and treatment of information about non-compliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and codes, including provision for specific procedures to protect the provider and confidentiality of information; (vii) analyzing whistleblower reports, anonymous or otherwise, related to any accounting, internal controls or audit matters, received by the Company, as well as suggesting the measures that may be taken; (viii) examining, assessing and issuing its opinion, previously, on whether the agreements to be executed between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, comply with the standards normally adopted in the market in transactions of the same nature between independent parts, based on the material submitted by the Company's management, and the Statutory Audit Committee may request additional clarifications or opinions of independent third parties, whenever it deems necessary; (ix) preparing summarized annual report, to be presented together with the financial statements, containing the description of: (a) its activities, the results and conclusions reached and the recommendations made; and (b) any situations in which there are significant divergences among the Company's management, the independent auditors and the Statutory Audit Committee with respect to the Company's financial statements; (x) assessing and monitoring the risk exposures of the Company, being authorized to request detailed information on policies and procedures related to: (a) the compensation of the management; (b) the use of the Company's assets; and (c) the expenses incurred on behalf of the Company; (xi) evaluating, monitoring and recommending to the Management the correction or improvement of the Company's internal policies, including the policy of transactions with related parties; and (xii) evaluating the quarterly information, interim statements and financial statements.

Fiscal Council

The current composition of the Fiscal Council consists of three members elected by our controlling shareholder. The following are the current members of our Fiscal Council, whose terms of office will be valid until the annual shareholders’ meeting held in 2022:

Name	Date of Birth	Date Appointed
Walmir Kesseli	August 28, 1959	March 30, 2021
Josino de Almeida Fonseca	February 12, 1940	March 30, 2021
Jarbas Tadeu Barsanti Ribeiro	March 18, 1951	March 30, 2021

Under Brazilian corporate law, our By-laws and the internal rules of the Fiscal Council, the Fiscal Council’s general duties and responsibilities include monitoring the actions of management and verifying its compliance with legal duties and appropriate statutes; providing opinions regarding management’s annual report, business plans and budgets; and performing reviews of, and opinions regarding our financial statements. All members serve independently from the Company in their capacities on the Fiscal Council.

Other Committees

We have other non-statutory committees including a Compensation Committee a Control and Risks Committee and an Environmental, Social & Governance Committee.

Compensation Committee

The Compensation Committee was established by the TIM Participações S.A.’s Board of Directors on September 30, 2008 and, after the merger into the Company, by its shareholders’ meeting on July 29, 2020 to: (1) prepare proposals for our Board of Directors regarding allotment of the overall annual remuneration approved by general shareholders’ meeting; (2) provide our Board of Directors with proposals concerning the remuneration of our statutory officers; (3) evaluate the compensation criteria of Company’s statutory officers; and (4) monitor the performance of the decisions taken by management and the Company’s policies relating to senior executive compensation; and (5) analyze other matters concerning the compensation of the Company’s members, as delegated by the Board of Directors.

The members of our Compensation Committee are appointed and dismissed by our Board of Directors. The Compensation Committee shall be composed of at least three (3) and at the most five (5) members, all elected by the Board of Directors.

The following are the current members of our Compensation Committee:

Name	Date of Birth	Date Appointed
Nicandro Durante	September 13, 1956	March 31, 2021
Carlo Nardello	May 9, 1964	March 31, 2021
Michele Valensise	April 3, 1952	March 31, 2021

Control and Risks Committee

The Control and Risks Committee was established by the TIM Participações S.A.’s Board of Directors on September 30, 2008 and, after the merger into the Company, by its shareholders’ meeting on July 29, 2020, tasked with the following responsibilities: (a) recommending internal control measures to be adopted by the Board of Directors establishing the specific authority of the Board of Statutory Officers and the limits of such specific authority, subject to the provisions of the By-laws, as well as deciding on the assignment of new functions to the Directors; (b) monitoring the Company’s compliance with our corporate governance policy and periodically updating the same; (c) without prejudice to the competence of the Board of Directors, recommending procedures for better supervision of the management of the Directors; (d) acknowledging the internal audit work plan reviewed by the Company’s Statutory Audit Committee in accordance with the Company’s By-laws; (e) approving the compliance department’s work plan and monitoring compliance with the same; (f) reviewing and evaluating periodic reports issued in accordance with the internal control and risk management system by the internal audit department and the compliance department and, in connection with the same, requesting that the internal audit department review specific operational areas or that the compliance department develop new procedures; (g) requesting information from the Board of Statutory Officers regarding specific processes or issues of the Company and/or its subsidiaries, whenever it deems appropriate; (h) supervising and monitoring issues related to the social responsibility of the Company, aiming at the sustainable development of the Company and/or its subsidiaries, and monitoring the Company’s compliance with the principles established in our Code of Ethics and Conduct; and (i) analyzing any other matters related to the internal control of the Company as are delegated by the Board of Directors.

The members of our Control and Risks Committee are appointed and dismissed by our Board of Directors. The Control and Risks Committee shall be composed of at least three (3) and at the most five (5) members, all elected by the Board of Directors.

The following are the current members of the Control and Risks committee: Name	Date of Birth	Date Appointed
Herculano Aníbal Alves	February 27, 1953	March 31, 2021
Gesner José de Oliveira Filho	May 17, 1956	March 31, 2021
Agostino Nuzzolo	April 12, 1968	March 31, 2021
Michele Valensise	April 3, 1952	March 31, 2021
Sabrina Di Bartolomeo	October 16, 1971	March 31, 2021

Environmental, Social & Governance Committee

The Environmental, Social & Governance Committee was established by the Company’s Board of Directors on December 10, 2020 to: (a) evaluate the plan and general strategy of the Company’s ESG (ESG Plan) that will consolidate the ESG action plans, projects, proposals and initiatives, and how they may be organized and integrated into the internal processes and organizational structures for implementation of the ESG Plan by the Company, in line with the best practices of the market and the legislation in force; (b) review the goals and indicators panel of the Company’s ESG Plan, and recommend its approval by the Board of Directors; (c) To follow up and routinely monitor the execution of the ESG Plan and its indicators; (d) In the course of the monitoring described in item (c) above, inform the Board of Directors and the Statutory Audit Committee (“CAE”) and the Control and Risks Committee (“CCR”), as the case may be, of situations involving ESG topics and approaches with potential impact on the Company’s image, reputation and equity; (e) request to the Company’s management, through its Chief Executive Officer, for any risk analysis or opportunities in the ESG area, whenever deemed necessary and appropriate for the effort of preventive performance or for the proper management of environmental, social and governance issues; (f) recommend to the Board of Directors the approval of corporative norms and procedures related to ESG issues, as well as the adoption of actions for their disclosure and for monitoring their compliance; (g) review the ESG reports, institutional communications and initiatives with public repercussion regarding the environmental, social and governance issues, and to recommend and suggest changes and possible improvements to the Board of Directors; (h) recommend adherence or continuity in national or international “Protocols”, “Principles”, “Agreements”, “Pacts”, “Initiatives” and “Treaties”, directly or indirectly related to ESG; (i) recommend to the Board of Directors, whenever deemed necessary, development or improvement programs to the management’s members, executives or employees, in order to provide training and disseminate knowledge in the ESG area; and (j) recommend the adoption of actions to strengthen the ESG culture in the Company.

The members of our Environmental, Social & Governance Committee are appointed and dismissed by our Board of Directors. The Environmental, Social & Governance Committee shall be composed of at least three (3) and at the most five (5) members, all elected by the Board of Directors.

The members of our Environmental, Social & Governance Committee are appointed and dismissed by our Board of Directors. The Environmental, Social & Governance Committee shall be composed of at least three (3) and at the most five (5) members, all elected by the Board of Directors.

The following are the current members of our Environmental, Social & Governance Committee:

Name	Date of Birth	Date Appointed
Nicandro Durante	September 13, 1956	March 31, 2021
Carlo Nardello	May 9, 1964	March 31, 2021
Pietro Labriola	October 1, 1967	March 31, 2021
Sabrina Di Bartolomeo	October 16, 1971	March 31, 2021
Gesner José de Oliveira Filho	May 17, 1956	March 31, 2021

B.       Compensation

At our annual shareholders’ meeting held on March 30, 2021, our shareholders voted on the aggregate amount of approximately R$43.6 million as compensation to our statutory officers, approximately R$3.0 million to our committees’ members, approximately R$616 thousand to our fiscal council’s members and approximately R$4.9 million as compensation to our Board of Directors during 2021. The statutory officers’ and directors’ compensation is composed of fixed remuneration, benefits, bonuses, short-term incentives and participation in long-term incentive plans. Accordingly, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our officers and directors during 2021. The aggregate compensation to our statutory officers in the year ended December 31, 2020, including fixed remuneration, benefits, bonuses, short-term incentive and long term incentive plans, was approximately R$33.4 considering INSS (approximately R$31.7 without INSS).

Our statutory officers and other managers of the Company are eligible to receive a short-term incentive (Management by Objectives, or MBO) bonuses. The general criteria for the MBO bonus are approved by our Board of Directors and provide that eligible statutory officers and other managers may receive an amount calculated based on the organizational roles and certain pre-established performance targets.

Some key officers are also eligible to participate in a long-term incentive plan. The general criteria for the 2019 program are approved by our Board of Directors and provide that eligible participants may receive shares in part through the achievement of long term strategic goals (or so-called performance shares) and in part by remaining employed with the Company until the completion of the vesting period (or so-called restricted shares).

For the year ended on December 31, 2020, each member of our Board of Directors received annual compensation an average of R$953 thousand considering INSS (R$794 thousand without INSS) and each member of our Fiscal Council received annual compensation of R$201 thousand considering INSS (R$168 thousand without INSS), paid pro rata according to each member’s time of service on such body.

C.       Board practices

See “—A. Directors and Senior Management” and “—B. Compensation.”

D.       Our Employees

On December 31, 2020, we had 9,421 full-time employees. We do not employ a significant number of temporary employees. The following tables show a breakdown of our employees as of December 31, 2020, 2019 and 2018.

	As of December 31,
	2020	2019	2018
Network & Information Technology	2,358	2,374	2,360
Sales and marketing	3,665	3,363	3,309
Customer care	1,887	2,286	2,577
Support and other	1,511	1,677	1,415
Total number of employees	9,421	9,700	9,661

All employees are represented by state unions affiliated with the following federations: National Federation of Telecommunications Workers, Interstate Federation of Telecommunications Services Researchers and Workers, and the FREE Federation. We negotiate annually a new collective bargaining agreement and profit sharing program with both unions. Management believes that our relationships with our workforce are satisfactory. We did not experience a work stoppage that had a material effect on our operations.

Employee Benefit Pension Plans

The Company and its subsidiaries have defined benefit and defined contribution plans in place.

In general, defined benefit plans establish a specific retirement benefit amount that an employee will receive upon retirement, usually dependent on one or more factors such as age, length of service and remuneration. The defined benefit obligation, recognized in the balance sheet, is calculated annually by independent actuaries. The present value of defined benefit obligation is determined by discounting estimated future cash outflows, using interest rates consistent with market yields, which are denominated in the currency in which benefits will be paid and which have maturities close to those of the respective pension plan liabilities. The actuarial gains and losses resulting from changes in actuarial assumptions are recorded within shareholders’ equity as other comprehensive income, as incurred.

Regarding defined contribution plans, the value of the complementary benefit is established only at the time of granting, based on the accumulated balance resulting from the contributions to the plan and the profitability of the investments during the contributory phase. We make contributions to pension insurance plans public or private on a mandatory, contractual or voluntary. The contributions are recognized as employee benefit expense when due.

Due to corporate reorganizations, the Company assumed responsibility for the pension plans of all of its subsidiaries.

The oldest pension plans, closed to new members, are managed by Icatu Fundo Multipatrocinado. Funcesp, currently Vivest, manages a defined benefit pension plan of AES Atimus, incorporated in 2011, later called TIM Fiber and now TIM S.A. The Icatu Fundo Multipatrocinado, a pension fund management company in Brazil, manages since 2013 (after a two-year evaluation process of multiemployer pension fund management companies) five different plans: (i) Defined Benefit Plan – PBS Tele Celular Sul; (ii) Defined Benefit Plan – PBS Tele Nordeste Celular; (iii) Defined Contribution Plan – TIMPREV Nordeste; (iv) Defined Contribution Plan – TIMPREV Sul; and (v) Defined Contribution Plan – Intelig Gente.

For new Company’s employees, we now offer the supplementary defined contribution plan managed by Itaú Vida e Previdência S.A.

Share-Based Compensation Plan

We operate share-based compensation plans, which in our previous plan consisted of stock options and which in our new plan consists of performance shares and/or restricted shares, under which we receive the services of certain employees in consideration for equity granted. The fair value of the employee’s services is recognized as an expense, with a compensating entry to capital reserves, and are determined by reference to the fair value of the options granted. Non-market-related vesting conditions are included in the assumptions underlying the number of option/shares which will vest. The total expense amount is recognized during the period over which the rights vest, when specific vesting conditions should be fulfilled. On the balance sheet date, the entity reviews its estimates regarding the number of options/shares which will vest, based on the non-market-related vesting conditions. It recognizes the effect of this review of initial estimates, if any, in the income statement, with a corresponding adjustment to the capital reserve.

Amounts paid to employees, net of any directly attributable transaction costs, are credited to capital reserve and share issuance premium reserve, if applicable, when options are exercised or shares are granted.

E.       Share Ownership

As of December 31, 2020, our board members, fiscal council members and statutory officers, owned, in the aggregate, 235,341 common shares, which represented 0.01% of our common shares outstanding. Accordingly, each of our directors or statutory officers beneficially owns less than one percent of outstanding common shares.

Some key officers are also eligible to participate in a long-term incentive plan (stock option plans) for which compensation is based on performance targets for our share price, as further described in “—B. Compensation” and “—D. Our Employees—Share-Based Compensation Plan.”

Item 7.	Major Shareholders and Related Party Transactions

A.       Major Shareholders

The following table sets forth information relating to the ownership of common shares by TIM Brasil and our officers and directors, as of December 31, 2020. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares.

Name of owner	Common Shares Owned	Percentage of Outstanding Common Shares
TIM Brasil Serviços e Participações S.A.	1,611,969,946	66.59%
All our officers and directors as a group*	373,467	0.01%
Total	1,612,343,413	66.60%

*	Represents less than 1%.

Since TIM Brasil owns 66.59% of our outstanding common shares, it has the ability to control the election of our Board of Directors and to determine the direction of our strategic and corporate policies. The common shares held by TIM Brasil have the same voting rights as the common shares held by other holders and TIM Brasil has no special voting rights beyond those ordinarily accompanying the ownership of our common shares.

As of December 31, 2020, there were 188,136,075 common shares represented by ADSs. As of such date, the number of common shares represented by ADSs represented 7.8% of our total capital.

TIM Brasil is a wholly owned Brazilian subsidiary of Telecom Italia Finance, which in turn is a wholly owned Dutch subsidiary of Telecom Italia. Telecom Italia is a corporation organized under the laws of the Republic of Italy. In turn, the single largest shareholder of Telecom Italia is Vivendi, which is able to exercise significant influence over Telecom Italia. See “Item 4. Information on the Company—C. Organizational Structure.”

Telecom Italia and its subsidiaries, or the Telecom Italia Group, operate mainly in Europe, the Mediterranean Basin and South America. The Telecom Italia Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector. The group is focused currently on digitalization and accordingly is investing in the development of its ultra-broadband network and new technologies.

Significant Changes in Percentage Ownership of Principal Shareholders

None.

Shareholders’ Agreements

None.

B.       Related Party Transactions

As of December 31, 2020, we did not owe to our affiliates any amounts arising out of outstanding inter-company loans. We had assets and liabilities in amounts of R$10,718 thousand and R$127,386 thousand, respectively, as of December 31, 2020 with companies of the Telecom Italia Group. See Note 34 to our consolidated financial statements.

Guarantees of Obligations of our Subsidiaries

For more information on our guarantees of obligations of our subsidiaries, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds—Financial Contracts.”

Agreement between Telecom Italia and TIM S.A. and its Subsidiaries

At the annual and extraordinary shareholders’ meeting held on March 30, 2021, TIM S.A.’s shareholders voted on an extension of the Cooperation and Support Agreement, originally executed on May 3, 2007 with Telecom Italia, for an additional 12-month period until April 30, 2022. The purpose of this agreement was to enable TIM and its subsidiaries, to benefit from Telecom Italia’s internationally recognized expertise, built throughout years of operation in more mature and developed markets. The cooperation and support activities to be performed by the parties will be focused on adding value to our operations through:

·	Benefiting from Telecom Italia’s experience and industrial capacity as one of the major players in the European market;
·	Applying the systems/services/processes/best practices that were largely used in the Italian market and may be easily customized for the Brazilian market through limited investments and mitigated implementation risks; or
·	An increase in efficacy by adopting in-house solutions that have been widely tested and used.

The extended term of the agreement provides for a total price cap of €8.1 million. The price cap represents the maximum consideration to be paid by TIM operating companies for all the services and support rendered by Telecom Italia during 2021 and 2022 under the agreement.

C.       Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.       Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

The Company and its subsidiaries are subject to judicial and administrative proceedings, including civil, criminal, labor, tax and regulatory claims covering a wide range of matters that arise in the ordinary course of business. We adopted a policy of analyzing each such proceeding and making a judgment as to whether a loss is probable, possible or remote. We make accruals for legal proceedings that we are party to when we determine that losses are probable and can be reasonably estimated. For, labor, tax and regulatory proceedings where risk of loss has been classified as possible, there is no provision made and these proceedings are not expected to have a material adverse effect on our business or financial condition. Our judgment is always based on the opinion of our legal advisers. Accrual balances are adjusted to account for changes in circumstances for ongoing matters and the establishment of additional accruals for new matters. While we believe that the current level of accruals is adequate, changes in the future could impact these determinations.

In this annual report on Form 20-F, we disclose in detail those legal proceedings which we and our legal advisors have determined to be material, along with overall summaries and the aggregate value of our legal proceedings where risk of loss is probable. See Note 23 to our consolidated financial statements.

Consumer Lawsuits

As of December 31, 2020, our subsidiaries are party to consumer lawsuits at the judicial and administrative levels where an amounting to R$139,429 thousand (R$135,290 thousand as of December 31, 2019) was provisioned. These lawsuits generally relate to questions regarding alleged improper billing, contract cancellation, quality of services and undue restriction.

PROCON and Other Consumer Actions

TIM is involved in judicial and administrative proceedings brought by the Brazilian Consumer Protection Agency (which is composed, among other entities, by Procons – Fundação de Proteção e Defesa do Consumidor), or PROCON, and various state public prosecutor’s offices wherein the amount of R$51,713 thousand as of December 31, 2020 (R$31,221 thousand as of December 31, 2019) was provisioned. These proceedings arise from consumer complaints related to alleged: (i) failures in the provision of network services; (ii) bundling arrangements for product and services; (iii) issues related to quality care; (iv) violations of PROCON’s Customer Service Rules (Novas Regras Para o Serviço de Atendimento ao Consumidor); (v) contractual violations; (vi) misleading advertising; and (vii) suspension of loyalty benefits in cases of theft of cell phones.

Former Trade Partners

TIM is a defendant in lawsuits filed by certain former commercial partners for alleged breach of contract. The amounts involved for such lawsuits where an amount of R$18,634 thousand as of December 31, 2020 (R$12,812 thousand as of December 31, 2019).

Most materially, TIM is the defendant in lawsuit filed by Carlo Spyer Pompeu, a former commercial partner, who claimed for supposed due and unpaid commissions related to the TBP (TIM Business Partner) contract held between the parties. The sale representative also claimed financial compensations according to Law No. 4,886/1965. TIM was convicted to pay such contractual and legal expenses. The Claimant started the enforcement phase, in which the parties are discussing an amount of R$4,904 thousand as of December 31, 2020.Also, TIM is the defendant in a lawsuit filed by Botafogo Comércio e Importação Ltda. in which the Company was convicted to pay consequential damages, lost profits and moral damages. In the meantime, TIM Celular (now TIM S.A.) filed an action to reverse the judgment, in which the Court rendered a decision to partially uphold TIM’s claims, in order to modify the methodology of calculation of damages, lost profits and moral damages. The calculations of such damages, prepared by a retained expert witness, amounted to approximately R$4,901 thousand as of December 31, 2020. Currently, TIM is waiting for a decision to be handed down in respect of Botafogo Comércio e Importação Ltda.’s appeal before the Superior Court (STJ).

Social, Environmental, and Infrastructure

As of December 31, 2020, our subsidiaries are party to lawsuits with various actors arising from issues of environmental licensing and installation/operation licensing, actions directed at network infrastructure and environmental issues. The company has provisioned in connection with such lawsuits an amount of R$610 thousand as of December 31, 2020 (R$498 thousand as of December 31, 2019).

Other

We are also party to other civil claims brought by several third parties mentioned above, in respect of, among others: (i) renewal of lease agreements; (ii) equity subscription of shares; (iii) compensation claims; (iv) alleged breach of contract; and (v) debt actions. The amounts involved in such civil claims where R$33,682 thousand as of December 31, 2020 (R$27,039 thousand as of December 31, 2019).

Most importantly, TIM is the defendant in lawsuit filed by Orolix Desemvolvimento de Software Ltda, a former Intelig service provider, who claimed for supposed due and unpaid commissions related to contract held between the parties. The total amount claimed by the counterparty is an amount of R$9,740 thousand, as of December 31, 2020. An expert report was issued by the Court’s nominee expert, pointing out an amount of R$835 thousand as of July 3, 2020. Currently, TIM is waiting a first instance decision.

Additionally, TIM S.A. (formerly Intelig) was involved in a lawsuit filed by a creditor of Editora JB, Gazeta Mercantil and Problem Solver Consultoria Ltda. The judge in that case ordered a seizure of TIM S.A.’s bank account in the historical amount of R$3,373 thousand as of December 31, 2020, based on the reasoning that Editora JB and Gazeta Mercantil are part of the same economic group as the Company.

The Company filed an interlocutory appeal, which was not granted. After that, the Company filed a request for amendment, which was also rejected. The Company filed an appeal to the Superior Court (Superior Tribunal de

Justiça), which also was denied. The National Treasury Attorney’s Office (Procuradoria-Geral da Fazenda Nacional) filed a motion contesting the discussed values. The relevant amount is still maintained in an escrow account (judicial deposit).

Labor Claims

A significant percentage of our labor claims relate to either claims filed by former employees of service providers who, in accordance with Brazilian labor legislation, have filed claims against us on the grounds that we are responsible for labor-related obligations not satisfied by the service provider companies, or our organizational restructuring processes, in particular the closure of our customer service call centers, including in-house staff and outsourced personnel. There were 1,873 labor claims filed against the Company and its subsidiaries as of December 31, 2020, (2,408 as of December 31, 2019), most of which relate to employment claims filed by employees as well as claims that involve former employees of service providers. The amount involved in such labor claims where the risk of loss is considered probable is R$213,026 thousand as of December 31, 2020 (R$252,968 thousand as of December 31, 2019).

There are a series of labor claims, brought by former Gazeta Mercantil employees who have filed claims requesting the inclusion of Holdco (the former controlling shareholder of Intelig) or TIM Participações as defendants, claiming damages from Holdco and TIM Participações Plaintiffs who have filed the claims were employees of Gazeta Mercantil, without any employment ties to Holdco or TIM Participações. However, prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil is part.

Social Security Claims

TIM S.A. received a Tax Notification referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit sharing, in the probable amount of R$9,487 as of December 31, 2020 (R$22,587 thousand as of December 31, 2019 – possible risk). There is also a Tax Assessment Notice in the amount of R$9,436 of December 31, 2020 (R$6,399 as of December 31, 2019) for social security contributions that were allegedly due in connection with the following: (1) hiring bonuses (2) non-adjusted bonuses (3) payments to self-employed persons, and (4) sales incentives. Tax Claims

Federal Taxes

The total federal tax claims not including regulatory taxes (FUST/FUNTTEL/FISTEL and other) assessed against the Company with a possible risk of loss is equal to R$4,319,464 thousand as of December 31, 2020 (R$4,279,570 thousand as of December 31, 2019).

The amounts relating to federal taxes not including regulatory taxes (FUST/FUNTTEL/FISTEL and other) where the risk of loss is considered probable is R$108,358 thousand as of December 31, 2020 (R$155,495 thousand as of December 31, 2019).

The most relevant claims assessed are:

·	Tax carryforward losses and Social Contribution on Profits (Contribuição Social sobre o Lucro Líquido), or CSLL, negative basis compensation disallowance; challenge to the goodwill expenses deduction; disallowance of withholding tax compensation due to an alleged lack of documental support; lack of payment of tax carryforward loss/CSLL due on a monthly estimate basis; fine for failure to present digital files; failure to comply with requirements and procedures related to regional tax incentives from Superintendency for the Development of the Northeast (Superintendência de Desenvolvimento do Nordeste), or Sudene. The amount in controversy, classified as a possible contingency, is R$2,715,670 thousand as of December 31, 2020 (R$2,672,754 thousand as of December 31, 2019).
·	Alleged improper credits that resulted in tax carryforward losses and CSLL negative basis compensation disallowance. The amount in controversy, classified as a possible contingency, is R$193,181 thousand as of December 31, 2020 (R$203,302 thousand as of December 31, 2019).

·	Social contribution on net income on exchange variation resulting from swap operations accounted for on a cash basis. The amount in controversy, classified as a possible contingency, is R$67,572 thousand as of December 31, 2020 (R$66,602 thousand as of December 31, 2019).
·	Withholding tax collection on income of residents abroad, including those remitted as international roaming and payment to unidentified beneficiaries, as well as the payment of CIDE on royalties remittances abroad, including international roaming The amount in controversy, classified as a possible contingency, is R$259,088 thousand as of December 31, 2020 (R$256,833 thousand as of December 31, 2019).
·	Alleged failure to calculate and collect corporate income tax, PIS/COFINS and social contribution on profits due to total or partial disregard, by the Brazilian Internal Revenue Service (Receita Federal do Brasil), of the compensations proceeded and from tax carryforward loss negative balance calculated on previous years. The amount in controversy, classified as a possible contingency, is R$399,691 thousand as of December 31, 2020 (R$427,233 thousand as of December 31, 2019).

State Taxes

The total state tax claims assessed against the Company where the risk of loss is considered possible is equal to R$8,586,718 thousand as of December 31, 2020 (R$8,221,808 thousand as of December 31, 2019). The amounts relating to state tax disputes where the risk of loss is considered probable is R$135,891 thousand as of December 31, 2020 (R$93,790 thousand as of December 31, 2019).

The most relevant claims assessed are:

·	Alleged incorrect deduction of unconditional discounts offered to customers in the ICMS basis of calculation, as well as penalties for alleged noncompliance with an accessory obligation. The amount in controversy, classified as a possible contingency, is R$1,128,741 thousand as of December 31, 2020 (R$1,053,411 thousand as of December 31, 2019).
·	Use of tax benefit (Program for the Economic, Integrated and Sustainable Development of the Federal District – PRO-DF) granted by the state tax authority, which was later declared unconstitutional by the STF. Additionally, the Company was assessed due to alleged undue credit of ICMS resulting from interstate purchase of goods with tax benefit granted in the state of origin. The amount in controversy, classified as a possible contingency, is R$492,935 thousand as of December 31, 2020 (R$887,637 as of December 31, 2019).
·	ICMS credits reversal and credits arising from the acquisition of fixed assets. The amount in controversy, classified as a possible contingency, is R$608,316 thousand as of December 31, 2020 (R$731,864 as of December 31, 2019).
·	ICMS credit entries and debt reversals, identification and documentation support of amounts and information included in clients’ bills, such as the tax rate and credits granted, as well as credits arising from ICMS substitution or nontaxable operations. The amount in controversy, classified as a possible contingency, is R$3,356,501 thousand as of December 31, 2020 (R$3,284,473 as of December 31, 2019).
·	Appropriation of ICMS credits originated from operational energy consumption and acquisition. The amount in controversy, classified as a possible contingency, is R$134,494 thousand as of December 31, 2020 (R$131,057 thousand as of December 31, 2019).
·	Alleged conflict between the information filed in the accessory obligations and the tax collection as well as the charge of specific penalty for noncompliance with those obligations. The amount in controversy, classified as a possible contingency, is R$698,673 thousand as of December 31, 2020 (R$138,684 thousand as of December 31, 2019).

·	Alleged non-payment of ICMS due to the loss of reversed debits related to prepaid service, as well as alleged undue ICMS credit on goods alleged to have benefited from reduction in the calculation basis. The amount in controversy, classified as a possible contingency, is R$249,271 thousand as of December 31, 2020 (R$198,505 thousand as of December 31, 2019).
·	ICMS credits entries regarding the tax treatment of handsets loan operations. The amount in controversy, classified as a possible contingency, is R$197,521 thousand as of December 31, 2020 (R$180,920 thousand as of December 31, 2019).
·	Charge of ICMS related to subscription services excluded from taxation due to its classification as non-telecommunication services. The amount in controversy, classified as a possible contingency, is R$260,447 thousand as of December 31, 2020 (R$249,659 thousand as of December 31, 2019).

Municipal Taxes

The total municipal tax claims assessed against the Company with a possible risk of loss is equal to R$740,813 thousand as of December 31, 2020 (R$703,132 thousand as of December 31, 2019). The amounts relating to municipal taxes where the risk of loss is considered probable is R$5,633 thousand as of December 31, 2020 (R$8,227 thousand as of December 31, 2019).

The most relevant claims assessed are:

·	Charge of ISS tax and penalties due to the supposed lack of collection over the Company’s revenue accounts. The amount in controversy, classified as a possible contingency, is R$150,023 thousand as of December 31, 2020 (R$147,572 thousand as of December 31, 2019).
·	Alleged lack of ISS collection regarding services import or services performed in other municipalities. The amount in controversy, classified as a possible contingency, is R$385,536 thousand as of December 31, 2020 (R$300,669 thousand as of December 31, 2019).
·	Constitutionality of the collection of the Inspection Fee for Operation (Taxa de Fiscalização de Funcionamento – TFF) by municipal authorities of different locations. The amount in controversy, classified as a possible contingency, is R$126,159 thousand as of December 31, 2020 (R$120,503 thousand as of December 31, 2019).

FUST and FUNTTEL

The total amount assessed against the Company with a possible risk of loss is equal to R$3,014,977 thousand as of December 31, 2020 (R$2,991,567 thousand as of December 31, 2019).

The amounts relating to FUST and FUNTTEL tax claims where the risk of loss is considered probable is R$73,789 thousand as of December 31, 2020 (R$72,680 thousand as of December 31, 2019)

The main discussion involves the collection of FUST and FUNTTEL followed by a discussion of the issuance by Anatel of Ordinance No. 07/2005, specifically aiming at the collection of these contributions on interconnection revenues earned by telecommunications services providers from the date upon which Law No. 9,998/2000 came into force.

Material Proceedings with Adverse Director, Management or Affiliate

None.

Dividend Policy

Under our By-laws, we are required to distribute an aggregate amount equal to at least 25% of our adjusted net income to our shareholders, either as dividends or as tax-deductible interest on shareholders’ equity. We may also make additional distributions to the extent of available distributable profits and reserves. The Company is also subject to mandatory distribution requirements and, to the extent of distributable profits and reserves, is accordingly required to pay dividends to us. All of the aforementioned distributions may be made as dividends or as tax-deductible interest on shareholders’ equity.

Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity (juros sobre capital próprio) as an alternative form of making dividend distributions to the shareholders, according to Law No. 9,249/1995. The rate of interest may not be higher than the Federal Government’s long-term interest rate as determined by BNDES from time to time. Dividends are not subject to withholding income tax when paid. On the other hand, interest on shareholders’ equity paid to shareholders is deductible from the corporation’s net income for tax purposes, but the distributions are subject to withholding tax.

For the purposes of Brazilian corporate law, and in accordance with our By-laws, adjusted net income is an amount equal to net profit adjusted to reflect allocations to and from:

·	the legal reserve; and
·	contingency reserves.

We are required to maintain a legal reserve to which we must allocate 5% of net income for each fiscal year until the amount for such reserve equals 20% of our capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which our legal reserve, together with our other capital reserves, exceeds 30% of our capital. Losses, if any, may be charged against the legal reserve.

Brazilian corporate law also provides for two discretionary allocations of net income that are subject to approval by the shareholders at the annual meeting. First, a percentage of net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur, or written off in the event that the anticipated loss occurs. Second, if the mandatory distributable amount exceeds the sum of realized net income in a given year, such excess may be allocated to unrealized revenue reserve. Under Brazilian corporate law, realized net income is defined as the amount of net income that exceeds the net positive result of equity adjustments and profits or revenues from operations with financial results after the end of the next succeeding fiscal year.

Under Brazilian corporate law, any company may, as a term in its By-laws, create a discretionary reserve that authorizes the allocation of a percentage of a company’s net income to the discretionary reserve and must also indicate the purpose, criteria for allocation and a maximum amount of the reserve. The Company’s By-laws authorize the allocation of the net income balance not allocated to the payment of the mandatory minimum dividend to a supplementary reserve for the expansion of corporate business, not to exceed 80% of the capital.

We may also allocate a portion of our net income for discretionary appropriations for plant expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by our management and approved by shareholders. Under Brazilian corporate law, capital budgets covering more than one year must be reviewed at each annual shareholders’ meeting. After completion of the relevant capital projects, we may retain the appropriation until the shareholders vote to transfer all or a portion of the reserve to capital realized.

The amounts available for distribution may be further increased by a decrease in the contingency reserve for anticipated losses anticipated in prior years but not realized. The amounts available for distribution are determined on the basis of financial statements prepared in accordance with IFRS.

The legal reserve is subject to approval by the shareholders voting at the annual meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years. Our calculation of net income and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with CVM rules and Brazilian corporate law.

Under Brazilian corporate law, a company is permitted to suspend the mandatory dividend in respect of common shares not entitled to a fixed or minimum dividend if:

·	its management (board of directors and board of statutory officers) and fiscal council report to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of that company; and
·	the shareholders ratify this conclusion at the shareholders’ meeting.

In this case,

·	the management must forward to CVM within five days of the shareholders’ meeting an explanation justifying the information transmitted at the meeting; and
·	the profits which were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the financial situation permits.

For the purposes of Brazilian corporate law, 25% of the net income after income tax and social contribution for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to warrants and employees’ and management’s participation in a company’s profits, shall be distributed as dividends.

Payment of Dividends

We are required by law and by our By-laws to hold an annual shareholders’ meeting by April 30 of each year, at which, among other things, an annual dividend may be declared by decision of our shareholders on the recommendation of our statutory officers, as approved by our Board of Directors. The payment of annual dividends is based on the financial statements prepared for the fiscal year ending December 31. Under Brazilian corporate law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on such declaration date, unless a shareholders’ resolution sets forth another date of payment, which in any event shall occur prior to the end of the fiscal year in which such dividend was declared.

A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which we have no liability for such payment. Because our shares are issued in book-entry form, dividends with respect to any share are credited to the account holding such share. We are not required to adjust the amount of paid-in capital for inflation. Annual dividends may be paid to shareholders on a pro rata basis according to the date when the subscription price is paid to us.

B.       Significant Changes

None.

Item 9.	The Offer and Listing

A.       Offer and Listing Details

Our common shares are listed on the Novo Mercado segment of the B3, under the symbol “TIMS3,” and our ADSs are listed on the NYSE, under the symbol “TIMB” as a result of the consummation of the Merger and the approval of the listing of our shares on the Novo Mercado segment of the B3 and our succession as successor issuer to TIM Participações under Rule 12g-3(a) promulgated under the Exchange Act. Prior to October 2020, the common shares of TIM Participações S.A. were listed under the symbol “TIMP3” and its ADSs listed on the NYSE under the symbol “TSU.” The table below sets forth, for the indicated periods, the high and low closing prices of our ADSs on the NYSE, in U.S. dollars, and our common shares on the B3, in reais. On December 31, 2020, the last reported sales price of our common shares on the B3 was R$14.65 and on December 31, 2020, the last reported sales price of our ADSs on the NYSE was U.S.$14.03. As of December 31, 2020, the U.S. dollar-real exchange rate was R$5.19 per U.S.$1.00.

	NYSE		B3
	High	Low	High	Low
	(in U.S.$ per ADS)		(in reais per common share)
Year ended
December 31, 2016	13.85	7.12	8.86	5.68
December 31, 2017	19.43	12.30	13.10	7.73
December 31, 2018	22.93	14.06	15.95	10.63
December 31, 2019	19.16	12.48	15.57	10.20
December 31, 2020	14.04	13.86	15.05	14.61
Year ended December 31, 2019
First quarter	17.00	14.25	12.58	11.05
Second quarter	15.73	12.48	12.08	10.20
Third quarter	15.88	13.76	12.25	11.07
Fourth quarter	19.16	13.44	15.47	11.16
Year ended December 31, 2020
First quarter	12.26	11.46	12.74	11.87
Second quarter	12.59	12.15	13.74	13.26
Third quarter	11.36	11.12	12.82	12.57
Fourth quarter	14.04	13.86	15.05	14.61
Month ended
October 31, 2020	10.29	9.98	11.94	11.51
November 30, 2020	12.84	12.33	13.95	13.27
December 31, 2020	14.04	13.86	15.05	14.61
January 31, 2021	18.92	18.63	16.24	15.84
February 29, 2021	17.45	16.70	15.68	15.06
March 31, 2021	12.26	11.46	12.74	11.87
April 2021 (through April 29, 2021)	11.47	10.58	12.79	11.81

At an extraordinary shareholders meeting held on August 31, 2020 our shareholder approved, among other things: (1) the Merger, in accordance with the Merger Agreement, executed on July 29, 2020, upon which the shareholders of TIM Participações became entitled to receive 2,420,447,019 new common shares issued by the Company, applying, as substitution ratio the attribution of one common share issued by the Company for one common share issued by TIM Participações; (2) the Company’s adherence to the Novo Mercado listing at B3, and (3) amendments to our By-laws. See “Item 4. Information on the Company—A. History and Development of the Company—2020 Important Events—Recent Developments—Merger of TIM Participações S.A.”

In order to join the Novo Mercado, we entered into a Novo Mercado Participation Agreement with the B3. Through this agreement, which became effective on September 28, 2020, we are required to comply with heightened requirements relating to corporate governance and the disclosure of information to the market. Additionally, as of such date, our shares started trading on the Novo Mercado segment of the B3. Pursuant to the Novo Mercado Regulations, we are not permitted to issue preferred shares, participation bonuses or any kind of shares with restricted voting rights.

At an extraordinary shareholders meeting held on June 22, 2011, TIM Participações S.A.’s shareholders approved, among other things: (1) the conversion of all of TIM Participações S.A.’s preferred shares into common shares, at a ratio of 0.8406 common shares for each preferred share; (2) TIM Participações S.A.’s adherence to the Novo Mercado rules and the transfer of trading of the shares issued by it to the Novo Mercado, and (3) amendments to TIM Participações S.A.’s By-laws.

In order to join the Novo Mercado, TIM Participações entered into a Novo Mercado Participation Agreement with the B3. Through this agreement, which became effective on July 27, 2011, TIM Participações was required to comply with heightened requirements relating to corporate governance and the disclosure of information to the market. Additionally, as of such date, TIM Participações S.A.’s shares started trading on the Novo Mercado segment of the B3. Pursuant to the Novo Mercado Regulations, TIM Participações was not permitted to issue preferred shares, participation bonuses or any kind of shares with restricted voting rights.

Prior to August 2, 2011 TIM had common shares and preferred shares listed on the B3 under the symbols “TCSL3” and “TCSL4,” respectively. Our ADSs listed on the NYSE each represented 10 preferred shares. As part of our migration to the Novo Mercado listing segment of the B3, our preferred shares ceased to trade on August 2, 2011. On August 4, 2011, our ADSs representing preferred shares ceased to trade on the NYSE. From August 3, 2011, we only had common shares traded on the Novo Mercado listing segment of the B3, by using the symbol “TIMP3” and as from August 5, 2011, our ADSs representing five common shares instead of ten preferred shares commenced trading on the NYSE. Starting on October 13, 2020, TIM common shares began trading on the B3 under the symbol “TIMS3”. Starting on October 16, 2020 our ADSs began trading on the regular basis on the NYSE, each representing five common shares, under the symbol “TIMB”.

B.       Plan of Distribution

Not applicable.

C.       Markets

Our common shares are listed on the Novo Mercado segment of the B3 under the symbol “TIMS3” and our ADSs are listed on the NYSE, under the symbol “TIMB.” For additional detail, see “—A. Offer and Listing Details.”

Trading on the Brazilian Stock Exchanges

B3 S.A. – Brasil, Bolsa, Balcão

The B3 is the only Brazilian Stock Exchange on which equity and debt securities issued by Brazilian companies are traded.

Trading on the B3 is conducted every business day, from 10:00 a.m. to 5:00 p.m., on an electronic trading system called “PUMA.” Trading is also conducted between 6:00 p.m. and 7:30 p.m., or between 7:00 p.m. and 8:30 p.m. during daylight savings time in Brazil, in an after-market system. The “after-market” trading is the scheduled after the close of principal trading sessions, when investors may send purchase and sell orders and make trades through the home broker system. This after-market trading is subject to regulatory limits on price volatility of securities traded by investors operating on the Internet.

When shareholders trade shares or units on the B3, the trade is settled in three business days after the trade date, without adjustments to the purchase price. The seller is ordinarily required to deliver the shares or units to the exchange on the second business day following the trade date. Delivery of and payment for shares or units are made through the facilities of Central Depositária of B3 clearing house.

In order to maintain control over the fluctuation of the B3 index, B3 has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the B3 index falls below 10% or 15%, respectively, in relation to the closing index levels of the previous trading session. The B3 also implemented a 15% limit, up or down, on price fluctuations in shares traded on the spot market. The minimum and maximum price is based on a reference price for each asset, which will be the previous session’s closing quote, when considering the asset at the beginning of the day before the first trade, or the price of the day’s first trade. The asset’s reference price will be altered during the session if there is an auction sparked by the intraday limit being breached. In this case the reference price will become whatever results from the auction.

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller and less liquid than the major U.S. and European securities markets. Moreover, the B3 is less liquid than the NYSE and other major exchanges in the world. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or one principal shareholder. Trading on Brazilian stock exchanges by non-residents of Brazil is subject to registration procedures.

Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil, for Brazilian tax and regulatory purposes (a “non-Brazilian holder”), is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution CMN 4,373 (that replaced Resolution CMN 2,689). Resolution CMN 4,373 (that replaced Resolution CMN 2,689) requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions and be registered with a clearinghouse duly authorized by the Central Bank and the CVM. In addition, Resolution CMN 4,373 (that replaced Resolution CMN 2,689) requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution CMN 4,373 (that replaced Resolution CMN 2,689) to other non-Brazilian holders through a private transaction. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution CMN 4,373 (that replaced Resolution CMN 2,689).

Differentiated Levels of Corporate Governance and the Novo Mercado

In order to increase the transparency of the Brazilian capital markets and protect minority shareholders’ rights, the B3 has implemented certain new initiatives, including:

·	a classification system referred to as “Differentiated Levels of Corporate Governance” applicable to the companies already listed on the B3; and
·	a new separate listing segment for qualifying issuers referred to as the Novo Mercado.

The Differentiated Levels of Corporate Governance, Basic Levels, Level 1 and Level 2, are applicable to listed companies that voluntarily comply with special disclosure and corporate governance practices established by the B3. The companies may be classified into different levels, depending on their degree of adherence to the B3’s practices of disclosure and corporate governance.

The Novo Mercado is a separate listing segment for the trading of shares issued by companies that voluntarily adopt certain additional corporate governance practices and disclosure requirements which are more demanding than those required by the current law in Brazil. Companies may qualify to have their shares traded in the Novo Mercado, if, in addition to complying with the Level 2 corporate governance practices referred to above, their capital stock consists only of voting common shares.

Below we highlight some of corporate governance practices required by the Novo Mercado listing segment of the B3, as amended after a restricted hearings with the listed companies held in June 2017. These are to be fully implemented until our annual shareholders’ meeting to be held in 2022:

·	only common shares, with voting rights;
·	100% tag along, with the same conditions for all shareholders in transfer of control;
·	establishment and maintenance of Internal Audit Department, Compliance Department and Audit Committee (statutory or non-statutory);
·	public offer required in case of delisting from Novo Mercado;
·	at least two or 20% of board members must be independent (whichever is greater);
·	listed companies’ commitment to maintain a free float of at least 25% or 15%, in case of an average daily trading volume above R$25 million;
·	structuring and release of the evaluation process of the board of directors, its committees and the executive board;

·	elaboration and release of the following policies (i) compensation; (ii) appointment of members of the board of directors, its advisory committees and statutory board; (iii) risk management; (iv) transaction with related parties; and (v) securities trading, with minimum content (except for the remuneration policy); and
·	simultaneous release, in English and Portuguese, of material facts, information on earnings and press releases of results.

On May 20, 2011, the Board of Directors of TIM Participações recommended to the extraordinary general shareholders’ meeting of the Company its migration to the Novo Mercado listing segment of the B3 (at that time, the BM & FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros), which took place on June 22, 2011. With this migration TIM moved to the highest level of corporate governance.

On August 31, 2020, the Extraordinary Shareholders’ Meeting of TIM Participações, Company’s sole and controlling shareholder before the consummation of the Merger, approved the Company’s migration to the Novo Mercado listing segment of the B3, which took place on September 28, 2020. As a result, we continue to be listed on the Novo Mercado, the highest level of corporate governance.

B3 Market Arbitration Panel

Pursuant to Law No. 9,307/96, a Market Arbitration Panel, or the Panel, has been established by the B3. The Panel was established to settle certain types of disputes, including disputes relating to corporate governance, securities issues, financial regulatory issues and other capital market matters, with respect to B3 listed companies that have undertaken to voluntarily comply with Level 2 and Novo Mercado levels of corporate governance and disclosure. The Panel will provide a forum for dispute resolution involving, among others, the B3, the applicable listed company and the shareholders, directors and management of the applicable listed company.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are principally governed by Law No. 6,385, of December 7, 1976, and Brazilian corporate law, each as amended and supplemented, and by regulations issued by the CVM, which has authority over stock exchanges and the securities markets in general; the National Monetary Council; and the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

These laws and regulations, among others, provide for licensing and oversight of brokerage firms, governance of the Brazilian stock exchanges, disclosure requirements applicable to issuers of traded securities, restrictions on price manipulation and protection of minority shareholders. They also provide for restrictions on insider trading. Accordingly, any trades or transfers of our equity securities by our officers and directors, our controlling shareholders or any of the officers and directors of our controlling shareholders must comply with the regulations issued by the CVM.

Under Brazilian corporate law, a corporation is either publicly held (companhia aberta), as we are, or closely held (companhia fechada). All publicly held companies are registered with the CVM and are subject to reporting requirements. We have the option to ask that trading in securities on the B3 be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of the B3 or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the B3.

The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a public company to be traded in this market. The CVM requires that it be given notice of all trades carried out in the Brazilian over-the-counter market by the respective intermediaries.

Trading on the B3 by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for our common shares on behalf of the depositary for the ADSs, has obtained registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADSs exchanges common shares for ADSs, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our common shares or upon distributions relating to our common shares, unless the holder obtains a new registration. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

Brazilian regulations also require that any person or group of persons representing the same interest that has directly or indirectly acquired an interest corresponding to 5% of a type or class of shares of a publicly traded company must provide such publicly traded company with information on such acquisition and its purpose, and such company must transmit this information to the CVM. If this acquisition causes a change in the corporate control or in the administrative structure of the company, as well as when such acquisition triggers the obligation of making a public offering in accordance with CVM Instruction 358/03, then the acquiring entity shall disclose this information to the applicable stock exchanges and the appropriate Brazilian newspapers. Regulations also require disclosure of any subsequent increase or decrease of 5% or more in ownership of common shares, including warrants and debentures convertible into common shares in the same terms above.

Trading on the NYSE

We are a “controlled company” and a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a controlled company is exempt from certain NYSE corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that (1) a majority of the board of directors consist of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. Although we have similar practices, they do not entirely conform to the NYSE requirements, therefore, we currently use these exemptions and intend to continue using them.

Code of Business Conduct and Ethics

Although adoption of a code of ethics is not required by Brazilian Corporate Law, we implemented not only a code of ethics regulating the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and nonpublic information and data to comply with the requirements of Sarbanes-Oxley and NYSE rules, but also trainings and e-learnings to guarantee the understanding by the leadership. See “Item 16B. Code of Ethics.”

D.       Selling Shareholders

Not applicable.

E.       Dilution

Not applicable.

F.       Expenses of the issue

Not applicable.

Item 10.	Additional Information

A.       Share Capital

Not applicable.

B.       Memorandum and Articles of Association

The following summarizes certain material provisions of TIM’s By-laws and the Brazilian corporate law, the main bodies of regulation governing us. Copies of TIM’s By-laws have been filed as exhibits to this annual report on Form 20-F. Except as described in this section, TIM’s By-laws do not contain provisions addressing the duties, authority or liabilities of the directors and senior management, which are instead established by Brazilian corporate law.

Registration

TIM’s By-laws have been registered with the Public Registry of the state of Rio de Janeiro under company number (NIRE) 33.300.324.631.

Corporate Purpose

Article 2 of our By-laws provides that our corporate purpose is to: (1) hold interest in the capital of companies that explore any type of telecommunications services, under the terms and conditions provided for in the relevant permits, authorizations or concessions, companies that develop activities that are necessary or useful to the provision of such services, or companies that provide Internet connection services, Value-Added Services and Internet application services; (2) promote, through its controlled or affiliated companies, the expansion and implementation of any type of telecommunications services, under the terms and conditions provided for in the relevant permits, authorizations or concessions; (3) promote, perform or give guidance in relation to the borrowing of funds from internal and external sources to be invested by the Company or by its controlled companies; (4) promote and incentivize study and research activities for the development of any type of telecommunications services, as well as of Internet connection services, other Value-Added Services and Internet application services; (5) provide, directly or through controlled or affiliated companies, services related to the telecommunications industry; (6) promote, incentivize and coordinate, through controlled or affiliated companies, the education and training of the staff required by the telecommunications industry in general; (7) perform or promote the importation of goods and services for the controlled or affiliated companies; (8) engage in any other activities related or akin to its purpose; and (9) hold interest in the corporate capital of other companies.

Company Management

According to our By-laws, our Board of Directors is comprised of at least five and at most 19 permanent members. The following is a description of some of the provisions of our By-laws concerning the Board of Directors:

·	the Board of Directors has the power to approve loans and financing as well as other transactions giving rise to indebtedness, for an amount exceeding R$300 million, as set forth in Article 22, Item XIII;
·	the Board of Directors has the power to allocate the total budget for management remuneration approved by the shareholders’ meeting among the directors and the statutory officers, as necessary; and
·	the Board of Directors has the power to authorize the Company, as well as its controlled companies and affiliates, to enter into, amend or terminate shareholders’ agreements.

There are no provisions in the By-laws with respect to:

·	a director’s power to vote on a proposal in which such director is materially interested;
·	a director’s power to vote compensation to him or herself in the absence of an independent quorum;
·	borrowing powers exercisable by the directors;
·	age limits for retirement of directors;
·	required shareholding for director qualification; or

·	disclosure of share ownership.

The statutory officers are the Company’s representative and executive body, and each one of them shall act within his/her respective scope of authority. Following is a description of some of the provisions of our By-laws concerning the Board of Statutory Officers:

·	the power to authorize the participation of the Company or its companies controlled in any joint venture, partnership, consortium or any similar structure;
·	the power to ratify, within the limits set forth in the By-laws, the purchase of materials and equipment and the execution of property, construction work and service agreements; and
·	the power to approve the contracting by the Company or by its controlled companies of loans, financing, or any other transactions implying indebtedness to the Company or its controlled companies, whose individual value is greater than R$30.0 million, provided that certain provisions of the By-laws are observed.

Rights Relating to Our Shares

Dividend Rights

Under our By-laws, we are required to distribute an aggregate amount equal to at least 25% of our adjusted net income to our shareholders, either as dividends or as tax-deductible interest on shareholders’ equity. We may also make additional distributions to the extent of available distributable profits and reserves.

Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity (juros sobre capital próprio) as an alternative form of making dividend distributions to the shareholders. The interest rate may not be higher than the Federal Government’s long-term interest rate as determined by BNDES from time to time. Dividends are not subject to withholding income tax when paid. On the other hand, interest on shareholders’ equity paid to shareholders is deductible from the corporation’s net income for tax purposes, but the distributions are subject to withholding tax.

For the purposes of Brazilian corporate law, and in accordance with our By-laws, adjusted net income is an amount equal to net profit adjusted to reflect allocations to and from:

·	the legal reserve; and
·	contingency reserves.

We are required to maintain a legal reserve, to which we must allocate 5% of net income for each fiscal year until the amount for such reserve equals 20% of our capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which our legal reserve, together with our other capital reserves, exceeds 30% of our capital. Losses, if any, may be charged against the legal reserve.

Brazilian corporate law also provides for two discretionary allocations of net income that are subject to approval by the shareholders at the annual meeting. First, a percentage of net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur, or written off in the event that the anticipated loss occurs. Second, if the mandatory distributable amount exceeds the sum of realized net income in a given year, such excess may be allocated to unrealized revenue reserve. Under Brazilian corporate law, realized net income is defined as the amount of net income that exceeds the net positive result of equity adjustments and profits or revenues from operations with financial results after the end of the next succeeding fiscal year.

Under Brazilian corporate law, any company may, as a term in its By-laws, create a discretionary reserve that authorizes the allocation of a percentage of a company’s net income to the discretionary reserve and must also indicate the purpose, criteria for allocation and a maximum amount of the reserve. The Company’s By-laws authorize the allocation of the net income balance not allocated to the payment of the mandatory minimum dividend to a supplementary reserve for the expansion of corporate business, not to exceed 80% of the capital.

We may also allocate a portion of our net income for discretionary appropriations for plant expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by our management and approved by shareholders. Under Brazilian corporate law, capital budgets covering more than one year must be reviewed at each annual shareholders’ meeting. After completion of the relevant capital projects, we may retain the appropriation until the shareholders vote to transfer all or a portion of the reserve to capital realized.

The amounts available for distribution may be further increased by a decrease in the contingency reserve for anticipated losses anticipated in prior years but not realized. The amounts available for distribution are determined on the basis of financial statements prepared in accordance with IFRS.

The legal reserve is subject to approval by the shareholders voting at the annual meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years. Our calculation of net income and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with CVM rules and IFRS.

Under Brazilian corporate law, a company is permitted to suspend the mandatory dividend in respect of common shares not entitled to a fixed or minimum dividend if:

·	its management (Board of Directors and Board of Statutory Officers) and Fiscal Council report to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of that company; and
·	the shareholders ratify this conclusion at the shareholders’ meeting.

In this case,

·	the management must forward to CVM within five days of the shareholders’ meeting an explanation justifying the information transmitted at the meeting; and
·	the profits which were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the financial situation permits.

For the purposes of Brazilian corporate law, 25% of the net income after income tax and social contribution for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to warrants and employees’ and management’s participation in a company’s profits, shall be distributed as dividends.

Payment of Dividends

We are required by law and by our By-laws to hold an annual shareholders’ meeting by April 30 of each year, at which, among other things, an annual dividend may be declared by decision of our shareholders on the recommendation of our statutory officers, as approved by our Board of Directors.

The payment of annual dividends is based on the financial statements prepared for the fiscal year ending December 31. Under Brazilian corporate law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on such declaration date, unless a shareholders’ resolution sets forth another date of payment, which in any event shall occur prior to the end of the fiscal year in which such dividend was declared.

A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which we have no liability for such payment. Because our shares are issued in book-entry form, dividends with respect to any share are credited to the account holding such share. We are not required to adjust the amount of paid-in capital for inflation. Annual dividends may be paid to shareholders on a pro rata basis according to the date when the subscription price is paid to us.

Voting Rights

Each common share entitles the holder to one vote at meetings of shareholders.

Meeting of Shareholders

According to Brazilian law, shareholders must be previously notified through a notice published three times in Brazilian official gazettes in order for an annual or extraordinary shareholders’ meeting to be held. The notification must occur at least 30 days prior to the meeting scheduled date. If the meeting so noticed is not held for any reason on first notice, a second notification must be published at least eight days before the second meeting date.

On the first notice, meetings may be held only if shareholders holding at least one-fourth of voting shares are represented. Extraordinary meetings for the amendment of the By-laws may be held on the first notice only if shareholders holding at least two-thirds of the voting capital are represented. On a second call, the meetings are held regardless of quorum.

Pursuant to our By-laws and Brazilian corporate law, shareholders at our annual shareholders’ meeting, which is required to be held within the first four months following the end of the fiscal year, will convene to:

·	take the management accounts; examine, discuss and vote on the financial statements;
·	decide on the uses to which the net income of the fiscal year should be put and on the distribution of dividends; and
·	elect the members of the Fiscal Council and, when applicable, the members of the Board of Directors.

An extraordinary shareholders’ meeting shall be convened whenever the Company interests so require. Pursuant to our By-laws and Brazilian corporate law, the following actions, among others, are exclusive powers of the shareholders’ meeting:

·	to amend the By-laws;
·	to decide on the appraisal of assets given by shareholders to pay up capital stock;
·	to decide on the Company’s transformation, merger, takeover and split-up; its dissolution and liquidation; to appoint and remove liquidators and appreciate their accounts;
·	to suspend the rights of shareholders not in compliance with their duties imposed by-law, the By-laws or the Novo Mercado Listing Rules;
·	to elect and remove, at any time, the members of the Board of Directors and the Fiscal Council;
·	to determine the global or individual remuneration of the Board of Directors, Board of Statutory Officers and the Fiscal Council;
·	to annually take the accounts of the management and decide on the submitted financial statements;
·	to decide where the Company shall file a civil liability lawsuit against the management for losses in the Company’s assets as provided by law;
·	to resolve in compliance with all provisions of any law, the By-laws or the Novo Mercado rules about capital stock increase by means of subscription of new shares, and on the issuance of any other bonds or securities, whether in Brazil or abroad and whenever the limit of the authorized capital has been attained;
·	to decide on the withdrawal from the register of publicly held companies before the CVM;
·	to decide on the delisting of the Company from the Novo Mercado listing segment;

·	to choose a company to prepare an opinion concerning the appraisal of the Company’s shares in the event of cancellation or delisting; and
·	to previously approve the execution of loan agreements, management agreements and technical support services agreements, between the Company or its controlled companies, on the one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, after prior assessment of the Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties.

Preemptive Rights

Except in the case of a public offering of ordinary shares or convertible debentures, public subscription or a public tender offer (whereby such actions must be authorized by the Board of Directors in accordance with article 22, section II of the By-laws), each of our shareholders has a general preemptive right to subscribe shares in any capital increase, in proportion to its shareholding. A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of the right, and the right is transferable.

Preemptive rights to purchase shares may not be offered to U.S. holders of the ADSs unless a registration statement under the Securities Act is effective with respect to the shares underlying those rights or an exemption from the registration requirements of the Securities Act is available. Consequently, if you are a holder of our ADSs who is a U.S. person or is located in the United States, you may be restricted in your ability to participate in the exercise of preemptive rights.

Right of Redemption

Subject to certain exceptions, the common shares are redeemable by shareholders exercising withdrawal rights in the event that shareholders representing over 50% of the voting shares adopt a resolution at a duly convened shareholders meeting to:

·	reduce the mandatory distribution of dividends;
·	change our corporate purpose;
·	participate in a group of companies;
·	transfer all of our shares to another company in order to make us a wholly owned subsidiary of that company;
·	split up, subject to the conditions set forth by Brazilian corporate law;
·	change corporate form;
·	approve the acquisition of another company, the price of which exceeds certain limits set forth in Brazilian corporate law; or
·	merge or consolidate ourselves with another company.

The redemption right expires 30 days after publication of the minutes of the relevant shareholders’ meeting. The shareholders would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of those rights if they determine that the redemption of shares of dissenting shareholders would jeopardize our financial stability.

Brazilian corporate law excludes dissenters’ rights in such cases for holders of shares that have a public float rate higher than 50% and that are “liquid.” Shares are defined as being “liquid” for these purposes if they are part of the B3 Index or another stock exchange index (as defined by CVM). For as long as our shares are part of any qualifying market index, the right of redemption shall not be extended to our shareholders with respect to decisions regarding our merger or consolidation with another company, or the participation in a group of companies as defined by Brazilian corporate law. Currently, our common shares do not have a public float rate higher than 50%; accordingly, dissenter’s withdrawal rights are applicable.

Unless otherwise provided in the By-laws, which is not the case with us, a shareholder exercising rights to redeem shares is entitled to receive the book value of such shares, determined on the basis of the last annual balance sheet approved by the shareholders. If the shareholders’ meeting giving rise to redemption rights occurs more than 60 days after the date of the last annual balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is as of a date within 60 days of such shareholders’ meeting.

Form and Transfer

Our shares are maintained in book-entry form with a transfer agent, Banco Bradesco S.A., and the transfer of our shares is made in accordance with the applicable provision of the Brazilian corporate law, which provides that a transfer of shares is effected by an entry made by the transfer agent on its books, debiting the share account of the seller and crediting the share account of the purchaser, against presentation of a written order of the seller, or judicial authorization or order, in an appropriate document which remains in the possession of the transfer agent. The common shares underlying our ADS are registered on the transfer agent’s records in the name of the Brazilian depositary.

Transfers of shares by a foreign investor are made in the same way and executed by such investor’s local agent on the investor’s behalf except that, if the original investment was registered with the Central Bank under the Brazilian foreign investment in capital markets regulations, the foreign investor should also seek amendment, if necessary, though its local agent, of the certificate of registration to reflect the new ownership.

The B3 reports transactions carried out in its market to its Central Depositária, which is the exchange’s central clearing system. A holder of our shares may choose, at its discretion, to participate in this system. All shares elected to be put into the system will be deposited in custody with the relevant stock exchange, through a Brazilian institution duly authorized to operate by the Central Bank and CVM and having a clearing account with the relevant stock exchange. The fact that such shares are subject to custody with the relevant stock exchange will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders, as the case may be, maintained by the relevant stock exchange and will be treated in the same way as registered shareholders.

C.       Material Contracts

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds—Financial Contracts” the summary of certain financing agreements to which we have been a party, other than contracts entered into in the ordinary course of business.

D.       Exchange Controls

There are no restrictions on ownership of our common shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation, which generally requires, among other things, that the relevant investments have been registered with the Central Bank.

Foreign investors may register their investment under Law No. 4,131/62 of September 3, 1962 or Resolution CMN 4,373 (that replaced Resolution CMN 2,689). Registration under Law No. 4,131/62 or under Resolution CMN 4,373 generally enables foreign investors to convert into foreign currency dividends, other distributions and sales proceeds received in connection with registered investments and to remit such amounts abroad. Resolution CMN 4,373 affords favorable tax treatment to foreign investors who are not resident in a Low or Nil Tax Jurisdiction, which is defined under Brazilian tax laws as a country that does not impose taxes or where the maximum income tax rate is lower than 17% or that restricts the disclosure of shareholder composition or ownership of investments.

Under Resolution CMN 4,373, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution CMN 4,373, foreign investors are individuals, corporations, mutual funds and collective investments domiciled or headquartered abroad.

Pursuant to Resolution CMN 4,373, foreign investors must:

·	appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;
·	complete the appropriate foreign investment registration form;
·	obtain registration as a foreign investor with the CVM; and
·	register the foreign investment with the Central Bank.

The securities and other financial assets held by the foreign investor pursuant to Resolution CMN 4,373 must be:

·	registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM; or
·	registered in registration, clearing and custody systems authorized by the Central Bank or by the CVM.

In addition, securities trading by foreign investors pursuant to Resolution CMN 4,373 is restricted to transactions carried out on the stock exchanges or organized over-the-counter markets licensed by the CVM.

On January 26, 2000, the Central Bank enacted Circular No. 2,963, providing that beginning on March 31, 2000, all investments by a foreign investor under Resolution CMN 4,373 are subject to the electronic registration with the Central Bank. Foreign investments registered under the Annex IV regulations were required to conform to the new registration rules by June 30, 2000.

Resolution No. 1,927 of the CMN provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Our ADS program was approved under the Annex V regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to favorable tax treatment. According to Resolution CMN 2,689, foreign investments registered under Annex V Regulations may be converted into the new investment system and vice-versa, provided that the conditions set forth by the Central Bank and the CVM are complied with.

Under current Brazilian legislation, the Federal Government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Federal Government froze all dividend and capital repatriations that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Federal Government directives. The imbalance in Brazil’s balance of payments increased during 1999, and there can be no assurance that such increases will not incur in the future or that the Federal Government will not impose similar restrictions on foreign repatriations in the future for similar or other reasons.

E.       Taxation

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the ownership and disposition of the common shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to hold common shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the federal income tax laws of the United States and regulations and other authorities thereunder as of the date hereof, all of which are subject to change. Holders of common shares or ADSs should consult their tax advisers as to the tax consequences of the ownership and disposition of common shares or ADSs in their particular circumstances.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty in the future. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of common shares or ADSs.

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the ownership and disposition of common shares or ADSs by a non-Brazilian holder. This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its tax adviser about the Brazilian tax consequences of investing in common shares or ADSs.

Taxation of Dividends

Dividends paid by us in cash or in kind from profits of periods beginning on or after January 1, 1996 (1) to the depositary in respect of common shares underlying ADSs or (2) to a non-Brazilian holder in respect of common shares will generally not be subject to Brazilian income tax withholding.

Taxation of Gains

According to Article 26 of Law No. 10,833 of December 29, 2003, which came into force on February 1, 2004, capital gains realized on the disposition of assets located in Brazil by non-Brazilian residents, whether or not to other non-residents and whether made outside or within Brazil, are subject to taxation in Brazil. Since January 1, 2017, the rate of the income tax on capital gains accrued by non-Brazilian individual residents may vary between 15% and 22.5% depending on the capital gain amount. Ultimately, a 25% rate may applied if the capital gain is realized by investors located in a Low or Nil Tax Jurisdiction (see below under “—Discussion on Low or Nil Tax Jurisdictions”). Although we believe that the ADSs will not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, considering the general and unclear scope of Law No. 10,833 and the absence of any judicial guidance in respect thereof, we are unable to predict whether such interpretation will ultimately prevail in the Brazilian courts.

Gains realized by non-Brazilian holders on dispositions of common shares in Brazil or in transactions with Brazilian residents may be exempt from Brazilian income tax or taxed at a rate that may vary between 15% and 25%, depending on the circumstances. This is because the current legislation prescribes specific taxation rules for gains arising from investments in the Brazilian financial and capital markets as opposed to other types of gains.

In this sense, gains realized by non-Brazilian holders through transactions on Brazilian stock exchanges, if carried out in accordance with Resolution CMN 4,373 (that replaced Resolution CMN 2,689), as described below, are exempt from Brazilian income tax or subject to income tax at a rate of 15% if a holder in a Low or Nil Tax Jurisdiction realizes the gain. On the other hand, gains realized through transactions with Brazilian residents or not executed on the Brazilian stock exchanges are subject to tax at a rate that may vary between 15% and 22.5% depending on the capital gain amount, or of 25% if the transactions are made by investors resident in a Low or Nil Tax Jurisdiction. Non-Brazilian holders should consult their tax advisors on the applicable income tax rate.

Non-Brazilian holders of common shares registered under Resolution CMN 4,373 (which includes ADSs) will only be subject to the tax exemption mentioned herein if the investor has:

·	appointed a representative in Brazil with power to take action relating to the investment in common shares;
·	registered as a foreign investor with the CVM; and
·	registered its investment in common shares with the Central Bank.

In addition, Resolution CMN 4,373 also establishes that securities held by foreign investors must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM.

Securities trading under Resolution CMN 4,373 is restricted to transactions on Brazilian stock exchanges or qualified over-the-counter markets. As stated herein, the preferential treatment afforded under Resolution CMN 4,373 and afforded to investors in ADSs is not available to investors resident or domiciled in Low or Nil Tax Jurisdictions.

There can be no assurance that the current preferential treatment for non-Brazilian holders of common shares under Resolution CMN 4,373 will be maintained.

Gain on the disposition of common shares, subject to the tax treatment described above, is measured by the difference between the amounts in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. The acquisition cost of shares must be supported by proven documents.

The deposit of common shares in exchange for the ADSs may be subject to Brazilian income tax if the amount previously registered with the Central Bank as a foreign investment in our common shares is lower than:

·	the average price per common share on the B3 on the day of the deposit; or
·	if no common shares were sold on that day, the average price per common share on the B3 during the fifteen preceding trading sessions.

The difference between the amount previously registered and the average price of the common shares, calculated as set forth above, may be considered by the tax authorities as a capital gain subject to income tax. Unless the common shares were held in accordance with Resolution CMN 4,373, in which case the exchange would be tax-free, the capital gain will be subject to income tax at the following rates: (1) 15%, for gains realized through transactions that were conducted on Brazilian stock exchanges; or (2) from 15% to 22.5% for gains realized through transactions in Brazil that were not conducted on the Brazilian stock exchanges, or 25% if realized by investors located at Low or Nil Tax Jurisdiction.

The cancellation of ADSs in exchange for common shares is not subject to Brazilian income tax if the non-Brazilian holder qualifies under Resolution CMN 4,373, but is subject to the IOF/Exchange tax as described below.

Discussion on Low or Nil Tax Jurisdictions

For purposes of Brazilian law, Low or Nil Tax Jurisdictions are countries and jurisdictions that do not tax income or that have a maximum income tax rate lower than 17%. Since 1998, the Brazilian Internal Revenue Service has issued acts expressly listing the countries/jurisdictions that are to be considered low tax jurisdictions for Brazilian tax purposes. Currently, the tax authorities have deemed approximately 60 countries to be low tax jurisdictions pursuant to Normative Instruction 1,037/2010, article 1. These countries include the Bahamas, the British Virgin Islands, the Cayman Islands and Hong Kong.

Under Brazilian tax legislation, holders domiciled in Low or Nil Tax Jurisdictions are: (1) subject to a higher rate of withholding tax on income and capital gains; (2) not entitled to exemptions for investments in the Brazilian capital markets; (3) subject to automatic application of transfer pricing rules in transactions with Brazilian legal entities that are resident in Brazil; and (4) subject to thin capitalization rules on debt with legal entities that are resident in Brazil.

On June 24, 2008, Law No. 11,727/08 established the concept of “privileged tax regime”, which is a tax regime that (1) does not tax income or taxes it at a maximum rate lower than 20%; (2) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out a substantial economic activity in the country or dependency or (b) contingent to the non-exercise of a substantial economic activity in the country or dependency; (3) does not tax or that taxes the income generated abroad at a maximum rate lower than 20%; or (4) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out. However in 2014, an executive order National Treasury Ordinance No. 488/14 was issued (endorsed by Normative Instruction No. 1,530/14) indicating that, if countries are aligned with the international standards of fiscal transparency, the maximum rate to be considered as a “privileged tax regime” would be 17% and not 20%.

In principle, the best interpretation of Law No. 11,727/08 is that the new concept of privileged tax regime should be solely applied for purposes of transfer pricing rules in export and import transactions. However, due to the recent enactment of this Law, we are unable to ascertain whether or not the privileged tax regime concept will be extended to the concept of Low or Nil Tax Jurisdiction. The provisions of Law No. 11,727/08 that refer to the privileged tax regime came into effect on January 1, 2009. Although we are of the opinion that the concept of privileged tax regime should not affect the tax treatment of a non-resident shareholder described above, we cannot assure you whether subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of privileged tax regime will extend such concept to the tax treatment of a non-resident shareholder described above.

Prospective purchasers should therefore consult with their tax advisors regarding the consequences of the implementation of Law No. 11,727/08, Normative Instruction No. 1,037/2010 and of any related Brazilian tax laws or regulations concerning Low or Nil Tax Jurisdictions and privileged tax regimes.

Distributions of Interest on Capital

A Brazilian corporation may make payments to its shareholders characterized as interest on the corporation’s capital as an alternative form of making dividend distributions. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” The rate of interest may not be higher than the TJLP, as determined by the Central Bank from time to time. The total amount distributed as interest on capital may not exceed, for tax purposes, the greater of:

·	50% of net income for the year in respect of which the payment is made, after the deduction of social contribution or net profits and before (1) making any deduction for corporate income taxes paid and (2) taking such distribution into account; or
·	50% of retained earnings for the year prior to the year in respect of which the payment is made.

Payments of interest on capital are decided by the shareholders on the basis of recommendations by our Board of Directors.

Distributions of interest on capital paid to Brazilian and non-Brazilian holders of common shares, including payments to the depositary in respect of common shares underlying ADSs, are deductible by us for Brazilian tax purposes up to the limit mentioned above. Such payments are subject to withholding income tax at the rate of 15%, or 25% in the case of a stockholder who is domiciled in a Low or Nil Tax Jurisdiction. These payments may be qualified, at their net value, as part of any mandatory dividend. As described herein the Company and its subsidiaries have been paying interest on equity since 2017 and paid in 2020 as well. Please refer to “Item 4. Information of the Company—2020 Important Events—Interest on Equity” for detailed information. No assurance can be given that our Board of Directors will not recommend that future distributions of profits be made as interest on capital instead of as dividends.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of the common shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within such state in Brazil. There is no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of common shares or ADSs.

In 2018, there were two changes related to IOF: (i) the tax rate on foreign exchange transactions was increased to 1.10% (it was 0.38%) pursuant to Decree No. 9,297/2018; and (ii) rules were adopted relating to incidence of IOF in credit transactions of a period longer than one year pursuant to RFB Normative Instruction No. 1,814/2018 (and confirmed by RFB Normative Instruction No. 1,969/2020). Tax on Foreign Exchange and Financial Transactions

Tax on foreign exchange transactions, or the “IOF/Exchange Tax”

Brazilian law imposes the IOF/Exchange Tax on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, the tax rate related to foreign investments in the Brazilian financial and capital markets is zero.

However, it is important to note that the Brazilian Government is permitted to increase such rate at any time up to 25%. However, any increase in rates may only apply to future foreign exchange transactions.

Tax on transactions involving bonds and securities, or the “IOF/Bonds Tax.”

Brazilian law imposes the IOF/Bonds Tax on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds Tax applicable to transactions involving the deposit of common shares in exchange for ADSs is currently zero, but can be reviewed by the Brazilian government any time.

U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to a U.S. Holder described below of owning and disposing of common shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold or dispose of such securities. This discussion applies only to a U.S. Holder that holds common shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all tax consequences that may be relevant to U.S. Holders subject to special rules, such as:

·	certain financial institutions;
·	insurance companies;
·	dealers or traders in securities or foreign currencies who use a mark-to-market method of tax accounting;
·	persons holding common shares or ADSs as part of a “straddle,” wash sale, conversion transaction, integrated transaction or similar transaction or persons entering into a constructive sale with respect to the common shares or ADSs;
·	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
·	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
·	persons liable for the alternative minimum tax or the provisions of the Code (as defined below) known as the Medicare Contribution Tax;
·	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs;”
·	persons who acquired our common shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation;
·	persons holding our common shares or ADSs in connection with a trade or business conducted outside the United States; or
·	persons holding common shares or ADSs that own or are deemed to own 10% or more of our stock (by vote or value).

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds common shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding common shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the common shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the “Code,” administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares or ADSs that is:

·	a citizen or individual resident of the United States;
·	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
·	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder that owns ADSs will be treated as the owner of the underlying common shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying common shares represented by those ADSs.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of common shares or ADSs in their particular circumstances.

This discussion assumes that the Company is not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on common shares or ADSs, including distributions of interest on capital, will generally be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders are taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE (where our ADSs are traded). U.S. Holders should consult their tax advisers to determine whether these preferential rates will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at these preferential rates.

The amount of a dividend will include any amounts withheld by the Company in respect of Brazilian taxes on the distribution. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s or, in the case of ADSs, the depositary’s receipt of the dividend. The amount of any dividend income paid in reais will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt.

Sale or Other Disposition of Common Shares or ADSs

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of common shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the common shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. If Brazilian tax is withheld on the sale or other disposition of common shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or other disposition before deduction of the Brazilian tax.

See “—Brazilian Tax Considerations—Taxation of Gains” for a description of when a disposition may be subject to taxation by Brazil.

Foreign Tax Credits in Respect of Brazilian Taxes

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances, Brazilian income taxes withheld from dividends on common shares or ADSs generally will be creditable against a U.S. Holder’s U.S. federal income tax liability.

A U.S. Holder will be entitled to use foreign tax credits to offset only the portion of its U.S. tax liability that is attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. Because a U.S. Holder’s gains from the sale or exchange of common shares or ADSs will generally be treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of the Brazilian taxes imposed on any such gains. U.S. Holders should consult their tax advisers as to whether these Brazilian taxes may be creditable against the U.S. Holder’s U.S. federal income tax liability on foreign-source income from other sources. Instead of claiming a credit, a U.S. Holder may elect to deduct such Brazilian taxes in computing its taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

The Brazilian IOF/Bonds Tax and any IOF/Exchange Tax imposed on the deposit of common shares in exchange for ADSs and the cancellation of ADSs in exchange for common shares (as discussed above under
“—Brazilian Tax Considerations—Tax on Foreign Exchange and Financial Transactions”) will not be treated as creditable foreign taxes for U.S. federal income tax purposes. U.S. Holders should consult their tax advisers regarding the tax treatment of these taxes for U.S. federal income tax purposes.

The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances.

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for its 2020 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year.

If the Company were a PFIC for any taxable year during which a U.S. Holder held common shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the common shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the common shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the resulting tax liability for such taxable year. Similar rules would apply to any distribution received by a U.S. Holder on its common shares or ADSs to the extent in excess of 125% of the average of the annual distributions on common shares or ADSs received by a U.S. Holder during the preceding three years or such U.S. Holder’s holding period, whichever is shorter. Certain elections (such as a mark-to-market election) may be available that would result in alternative treatment under the PFIC rules. U.S. Holders should consult their tax advisers to determine whether the Company is a PFIC for any given taxable year and the tax consequences to them of holding shares in a PFIC.

If the Company is a PFIC for any taxable year during which a U.S. Holder owned common shares or ADSs, the U.S. Holder will generally be required to file IRS Form 8621 with its annual U.S. federal income tax returns, subject to certain exceptions.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (and certain specified entities) may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, subject to exceptions (including an exception for stock held through a U.S. financial institution). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to our common shares or ADSs.

U.S. Holders of our common shares or ADSs should consult their own tax advisers as to the Brazilian, U.S. federal, state, local and other tax consequences of the ownership and disposition of our common shares or ADSs based upon their particular circumstances.

F.       Dividends and Paying Agents

Not applicable.

G.       Statement by Experts

Not applicable.

H.       Documents on Display

Statements contained in this annual report as to the contents of any contract or other document referred to are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit hereto. Anyone may read and copy this report, including the exhibits hereto, at the SEC’s public reference room in Washington, D.C. Information on the operation of the public reference room is available over the Internet at http://www.sec.gov.

We are subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports and other information with the SEC. These periodic reports and other information will be available for inspection and copying at the regional offices, public reference facilities of the SEC referred to above. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act prescribing the furnishing and content of proxy statements and periodic reports and from Section 16 of the Exchange Act relating to short swing profits reporting and liability.

We will furnish to J.P. Morgan, as depositary, copies of all reports we are required to file with the SEC under the Exchange Act, including our annual reports in English, containing a brief description of our operations and our audited annual consolidated financial statements. In addition, we are required under the Deposit Agreement to furnish the depositary with copies of English translations to the extent required under the rules of the SEC of all notices of common shareholders’ meetings and other reports and communications that are generally made available to holders of common shares. Under certain circumstances, the depositary will arrange for the mailing to all ADR holders, at our expense, of these notices, reports and communications.

We also file financial statements and other periodic reports with the CVM. Copies of our annual report on Form 20-F and documents referred to in this annual report and our By-laws will be available for inspection upon request at our offices at 850, João Cabral de Melo Neto, North Tower – 12th floor, 22775-057, Rio de Janeiro, RJ, Brasil.

I.       Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in both foreign currency exchange and interest rates. We are exposed to foreign exchange rate risk mainly because certain of our costs are denominated in currencies (primarily U.S. dollars) other than those in which we earn revenues (primarily reais). Similarly, we are subject to market risk deriving from changes in interest rates, which may affect the cost of our financing. Since 1999, we began entering into hedging agreements, derivative instruments such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks, covering payments of principal on our foreign exchange denominated indebtedness. We also have entered into arrangements to hedge market risk deriving from changes in interest rates for some of our debt obligations. We do not hold or issue derivative or other financial instruments for trading purposes.

Interest Rate Risk

On December 31, 2020, the amount of our outstanding debt which accrued interest at the CDI, TJLP and SELIC floating interest rates totaled R$2,345 million, compared to R$1,969 million for the year ended December 31, 2019. On the same date, we had cash and cash equivalents in the amount of R$4,646 million in instruments accruing interest at the CDI rate, as compared to R$2,939 million on December 31, 2019.

Over a one-year period, before accounting for tax expenses, a hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to our financial assets and liabilities on December 31, 2020 would have resulted in a variation of R$23 million in our interest expenses from financial contracts and a variation of R$46 million in our income from financial investments (assuming that this hypothetical 100 basis point movement in interest rates uniformly applied to each “homogenous category” of our financial assets and liabilities and that such movement in interest rates was sustained over the full one-year period).

For further information on our interest rate risks and related sensitivity analysis, see note 36 to our audited consolidated financial statements.

Exchange Rate Risk

As of December 31, 2020, we did not have any outstanding unhedged financial loans denominated in foreign currency and were thus not exposed to exchange rate risk based on our loans. We enter into hedging agreements to hedge our borrowings denominated in foreign currency and thus have limited our exchange rate exposure regarding such borrowings.

Our revenues are earned almost entirely in real, and we have no material foreign currency-denominated assets. We acquire our equipment and handsets from global suppliers, the prices of which are primarily denominated in U.S. dollars. Thus, we are exposed to foreign exchange risk arising from our need to make substantial dollar-denominated expenditures, particularly for imported components, equipment and handsets, that we have limited capacity to hedge. In order to hedge part of the exchange rate risk linked to capital expenditures and operating expenses, a bandwidth of -/+ 10% is generally negotiated into our agreements in order to minimize effects of exchange rate fluctuations on the acquisition costs of equipment.

As of December 31, 2019 and 2020, we did not have call options.

For further information on our exchange rate risks and related sensitivity analysis, see note 36 to our audited consolidated financial statements.

Item 12.	Description of Securities Other than Equity Securities

A.       Debt Securities

Not applicable.

B.       Warrants and Rights

Not applicable.

C.       Other Securities

Not applicable.

D.       Description of American Depositary Receipts in Respect of Common Shares

Our depositary is J.P. Morgan Chase Bank, N.A., with its corporate trust office at which the ADRs will be administered is located at 4 New York Plaza, Floor 6, New York, NY, 10004, United States.

Each ADS represents five common shares, deposited with the custodian and registered in the name of the depositary.

Charges of Depositary

The depositary may charge U.S.$5.00 or less per 100 ADSs (or portion thereof) from each person to whom ADSs are issued, including issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by the Company or issuances pursuant to a merger, exchange of securities or any other event affecting the ADSs or the deposited securities. It may also charge each person surrendering ADRs for withdrawal or whose ADSs are cancelled or reduced for any other reason.

Furthermore, the depositary may also charge any additional fees incurred in connection with such transaction by any governmental authorities or other institutions such as the Brazilian Clearing and Depository Corporation (Companhia Brasileira de Liquidação e Custódia) or the B3, the stock exchange on which the shares are registered for trading.

Altogether, the following fees and charges can be incurred by ADR holders, any party depositing or withdrawing common shares or any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by TIM Participações or an exchange of stock regarding the ADRs or deposited securities or a distribution of ADRs pursuant to the deposit agreement), whichever is applicable:

Depositary Actions:	Description of Fees Incurred by ADR Holders per Payment:
Depositing or substituting the underlying shares	U.S.$5.00 or less per 100 ADSs (or portion thereof)
Receiving or distributing dividends	U.S.$0.05 or less per ADS (or portion thereof)
Selling or exercising rights	U.S.$5.00 or less per 100 ADSs for all distributions of securities or the net cash proceeds from the sale thereof
Withdrawal of an underlying security	U.S.$5.00 or less per 100 ADSs (or portion thereof)
Transferring, splitting, grouping receipts	U.S.$1.50 per ADR or ADSs for transfers made, to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, including, as necessary, any transfer or registration fees in connection with the deposit or withdrawal of deposited securities

General depositary services

An aggregate fee of U.S.$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs.

As necessary, expenses incurred by the depositary in connection with the conversion of reais into U.S. dollars

As necessary, cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing or delivering common shares, ADRs or any deposited securities

As necessary, any fees and expenses incurred by the depositary in connection with the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

Ongoing Reimbursements by the Depositary

J.P. Morgan, as depositary, has agreed to reimburse certain reasonable Company’s expenses related to the establishment and maintenance of the ADR program. Such reimbursable expenses include legal fees, investor relations servicing, investor related presentations, broker reimbursements, ADR-related advertising and public relations in those jurisdictions in which the ADRs may be listed or otherwise quoted for trading, accountants’ fees in relation to this Form 20-F filing with the SEC and other bona fide Program-related third party expenses.

During the year ended December 31, 2020, we received from our depositary as gross income U.S.$3,463,744.00 as reimbursement of expenses related to annual stock exchange listing fees, standard maintenance costs of ADRs, underwriting and legal fees and investor relations activities, from which $1,039,123.00 was withheld for U.S. federal income taxes.

See also “Item 10. Additional Information—E. Taxation.”

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a)       Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on that evaluation, as of December 31, 2020, our Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are effective to provide reasonable assurance that all material information required to be filed in this annual report has been made known to them in a timely fashion. Our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and are effective to provide reasonable assurance that information to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

(b)       Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Our internal control system was designed to provide reasonable assurance as to the integrity and reliability of the published financial statements. All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that the objectives of the control system are met.

Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, as of December 31, 2020. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set forth in the Committee of Sponsoring Organizations of the Treadway Commission framework of 2013. Our management concluded that as of December 31, 2020, our internal control over financial reporting was effective and had no material weaknesses, based on those criteria.

We are committed to continuing to improve our internal control processes and will continue to diligently review our financial reporting controls and procedures in order to ensure our compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the related rules promulgated by the SEC. Our independent registered public accounting firm during the year ended December 31, 2020, Ernst & Young Auditores Independentes S.S., has issued an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2020.

(c)       Audit Report of the Registered Public Accounting Firm

Ernst & Young Auditores Independentes S.S., the independent registered public accounting firm that has audited our consolidated financial statements, has issued an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2020. Their attestation report on internal controls over financial reporting is included herein.

(d)       Changes in Internal Control over Financial Reporting

The Company constantly aims to improve the quality of its internal controls over financial reporting. This may result in the modification of certain internal processes and operations, without necessarily affecting related controls. There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]
Item 16A.	Audit Committee Financial Expert

Our Statutory Audit Committee, which functions as an audit committee, shall be comprised of at least three and at most five members and an equal number of alternates, who may or may not be shareholders, elected by the Board of Directors. In 2020, we had three members. Our Statutory Audit Committee has determined that one of its members, Mr. Herculano Aníbal Alves, an independent member of our Statutory Audit Committee under Brazilian rules, is an “audit committee financial expert,” as such term is defined by the SEC.

Item 16B.	Code of Ethics

Code of Ethics

We believe that ethics in conducting business is always important for a company’s success. Accordingly, we adopted a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and persons performing similar functions, as well as to our other Directors, Statutory Officers, controlling shareholders, members of our boards and committees, all employees and suppliers. Our Code of Ethics is filed as an exhibit to this annual report and is available on our website at https://ri.tim.com.br/Default.aspx. It can also be requested, free of charge, by email or telephone at the address set forth in the second paragraph of “Item 4. Information on the Company—A. History and Development of the Company—Basic Information.” The Code of Ethics was updated at the Board of Directors’ meeting held on July 29, 2020.

Our Code of Ethics addresses most of the principles set forth by the SEC in Section 406 of Sarbanes-Oxley, and, pursuant to section 156 of Brazilian Corporate Law No. 6,404, establishes that an officer or a board member is prohibited from taking part in any corporate transaction in which he has an interest that conflicts with the interests of the Company, and is required to disclose to the board the conflict of interest. Any contract can only be entered into under reasonable and fair conditions. Contracts with a related party must be entered into on an arm’s-length basis.

The Code of Ethics also requires all adherents to immediately report any situation that is illegal and/or that may have a negative impact on the Company interests including any violation or incentive for violations of (a) laws or regulations, (b) the provisions of the Code of Ethics or (c) other internal regulation or occasional irregularities or negligence in the maintenance, information and management of accounting reports. The Code of Ethics also requires the maintenance of the related documentation and compliance with obligations related to accounting or internal management reports.

Anti-Corruption Policy

In order to ensure compliance with existing Brazilian and international anti-corruption laws and minimize the risks associated with the same, the Company has adopted an Anti-Corruption Policy (Política Anticorrupção). Our Anti-Corruption Policy was approved by our Board of Directors on December 10, 2020, and focuses on internal mitigating controls to be followed to avoid vulnerability to corrupt practices, including our relationship with public officials. In conjunction with the adoption of this Anti-Corruption Policy, we also provide anti-corruption training courses to our managers, directors and employees.

In December 2019, TIM Participações, merged into the Company in September 2020 was included on the Pro-Ethics Company List for the 2018-2019 period by the Brazilian Federal Ministry of Transparency and the Comptroller General of the Union, which promotes ethical business conduct throughout Brazil, granting the inclusion on the pro-ethic List to companies that demonstrate lawful business practices and operate with the highest level of fairness, transparency and integrity.

In this perspective, our Integrity Program aims to identify processes and controls to mitigate corrupt practices in order to generally promote honest and ethical conduct, and deter wrongdoing within the Company. We believe that the provisions of the Integrity Program is align with Legislative Decree No. 231/01 of Italy, the Brazilian Anti-Corruption Law and international standards on anti-corruption, such as the Foreign Corrupt Practices Act and the UK Bribery Act 2010.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors during the years ended December 31, 2020 and 2019, Ernst & Young Auditores Independentes S.S.:

	Year ended December 31,
	2020	2019
	(in thousands of reais)
Audit fees	7,751	5,419
Audit-related fees	97	90
Tax fees	—	—
All other fees	—	—
Total fees	7,848	5,509

Audit fees in the above table are the aggregate fees billed by Ernst & Young Auditores Independentes S.S., in connection with the audit of our annual financial statements and limited reviews of our quarterly financial information for statutory purposes and the assessment required under Section 404 of the Sarbanes-Oxley Act.

In 2020, our independent auditors provided audit and audit-related services other than in connection with the audit of our financial statements. Such services included the review of the information and providing external audit services on our sustainability report.

Audit Committee Pre-Approval Policies and Procedures

The general authority to pre-approve the engagement of our independent auditors to render non-audit services is under the purview of our Statutory Audit Committee. Accordingly, the Statutory Audit Committee has established pre-approval procedures to control the provision of all audit and non-audit services by our independent auditors, or the Pre-Approval Policy. Under the Pre-Approval Policy, the engagement of our independent auditors to provide audit and non-audit services must be pre-approved by the Statutory Audit Committee, either in the form of a special approval or through the inclusion of the services in question in a list adopted by the Statutory Audit Committee of pre-approved services. The Pre-Approval Policy is detailed as to the particular services to be provided.

Additionally, the Pre-Approval Policy affirms that the Statutory Audit Committee’s responsibilities under the Securities Exchange Act of 1934 are not delegated to management. All non-audit services provided by the Group’s principal auditing firm were approved by the audit committee, and all such non-audit services to be provided in the future will also require approval from the audit committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable. We have created a Statutory Audit Committee in accordance with Exchange Act Rule 10A-3 and CVM Instruction 509/2011.

For more details, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Statutory Audit Committee.”

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

Principal Differences Between Brazilian and U.S. Corporate Governance Practices

The significant differences between our corporate governance practices and those of the NYSE are as follows:

Independence of Directors and Independence Tests

Neither our Board of Directors nor our management tests the independence of directors before elections are made. However, both Brazilian corporate law and the CVM establish rules for certain qualification requirements and restrictions, investiture, compensation, and duties and responsibilities of the companies’ executives and directors. We believe these rules provide adequate assurances that our directors are independent, and they permit us to have directors that would not otherwise pass the independence tests established by the NYSE.

Executive Sessions

According to Brazilian corporate law, up to one-third of the members of the Board of Directors can be elected for executive positions. The remaining non-management directors are not expressly empowered to serve as a check on management and there is no requirement that those directors meet regularly without management.

Committees

Even though we are not required under applicable Brazilian corporate law to have special advisory committees of the Board of Directors, we have three such committees: the Statutory Audit Committee, the Control and Risks Committee and the Compensation Committee. The first was implemented on December 12, 2013 and the last two were implemented on September 30, 2008. Pursuant to our By-laws, our shareholders elect our directors at a general shareholders’ meeting. Our shareholders also establish compensation for our directors and statutory officers.

Audit Committee and Additional Requirements

The Statutory Audit Committee was created and its members appointed at the shareholders’ meeting held on December 12, 2013, in accordance with Rule 10A-3 under Section 301 of Sarbanes-Oxley and CVM Instruction 509/2011. The Statutory Audit Committee’s internal regulations were approved at the Board of Directors meeting held on December 23, 2013.

The Statutory Audit Committee is composed of at least three (3) and at the most five (5) members, all independent, and elected by the Board of Directors, who serve two-year terms of office, matching the terms of the members of the Board of Directors. Re-election is permitted up to, for a maximum period of 10 years. Our Board of Directors may dismiss members of the Statutory Audit Committee at any time and without cause.

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. Under the Brazilian corporate law, shareholders must approve all stock option plans. In addition, any issuance of new shares that exceeds our authorized share capital is subject to shareholder approval.

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. Since we have migrated to the B3’s Novo Mercado, we are subject to those rules on corporate governance, which include a disclosure policy, a policy on publicizing acts or relevant facts, which requires the public disclosure of all relevant information pursuant to guidelines set forth by the CVM, as well as an insider trading policy, a policy on securities transactions, which, among other things, establishes blackout periods and requires insiders to inform management of all transactions involving our securities.

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or statutory officers. Applicable Brazilian law does not have a similar requirement.

Item 16H.	Mine Safety Disclosure

Not applicable.

Part III

Item 17.	Financial Statements

We have responded to Item 18.

Item 18.	Financial Statements

See our audited consolidated financial statements beginning at page F-1.

Item 19.	Exhibit Index

See our exhibit index found immediately preceding the exhibits filed herewith.

Technical Glossary

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this annual report.

3G: The third generation of mobile telecommunications network technology that comply with the IMT-2000 standard as defined by the International Telecommunications Union (ITU).

3GPP (3rd Generation Partnership Project): An entity that unites seven telecommunications standard development organizations to produce reports and specifications.

4G: The fourth generation of mobile telecommunications network technology succeeding 3G, which comply with the IMT-Advanced standard as defined by the International Telecommunications Union (ITU).

5G: The fifth generation of wireless communications technologies supporting cellular data networks.

Access Network: The part of a telecommunications network which connects subscribers to their immediate service provider. It is contrasted with the core network, which connects local providers to each other.

Analog: A mode of transmission or switching which is not digital, e.g., the representation of voice, video or other modulated electrical audio signals which are not in digital form.

ARPU (Average Revenue Per User): A measure used in the mobile telecommunications industry to evaluate the revenue generated by customers.

Broadband services: Services characterized by a transmission speed of 2Mbps or more. According to international standards, these services are interactive services, including video telephone/videoconferencing (both point to point and multipoint).

Core Network: The central part of a telecommunication network that connects local providers to each other and provides various services to customers who are connected by the access network.

Channel: One of a number of discrete frequency ranges utilized by a radio base station.

Digital: A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

EPC (Evolved Packet Core): A flat architecture used by network operators that provides a converged voice and data networking framework to connect users on a Long-Term Evolution (LTE) network.

FDD (Frequency Division Duplex): A technology used in wireless communications where the uplink and the downlink use a different frequency.

GB: A measure of the unit for digital information, representing one billion bytes.

GHz (Gigahertz): One billion cycles per second.

GSM (Global System Mobile): A standard of digital mobile telecommunications technology.

HetNet: A heterogeneous network is a network connecting computers and other devices with different operating systems and/or protocols.

Interconnection charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an “access charge.”

IP network: A communication network that uses Internet Protocol (IP) to send and receive messages by delivering packets from the source host to the destination host based on the IP addresses in the packet headers.

IoT (Internet of Things): IoT is a system of interrelated computing devices, mechanical and digital machines provided with unique identifiers and the ability to transfer data over a network without requiring human-to-human or human-to-computer interaction.

kHz (Kilohertz): One thousand cycles per second.

LTE (Long-Term Evolution): A wireless broadband technology designed to support roaming Internet access via cell phones and handheld devices.

M2M (Machine to machine) refers to machine-to-machine communication, being able to interconnect network systems, both wired and wireless, to remote devices. In M2M communication, data is transferred and used, in real time, via fixed or mobile networks, from remote equipment/terminals for their monitoring, measurement and control.:

Massive-MIMO: Multiple-input multiple-output. A wireless network that allows the transmitting and receiving of more than one data signal simultaneously over the same radio channel.

MB (Megabyte): A measure of the unit for digital information, representing one million bytes.

MBB (Mobile Broadband): Data transmission improvements for mobile broadband users through an expanded high-speed fiber optic network and new functionalities in the core and access networks.

MHz (Megahertz): One million cycles per second.

MMS: An enhanced version of SMS, which provides users with the capability to send, in a single message, multiple color images, sounds and different size text to another mobile phone or email account.

Mobile Packet Core: Architecture systems for supporting mobile technologies including 2G, 3G and 4G/LTE.

Mobile service: A mobile telecommunications service provided by means of a network of interconnected low powered radio base stations, each of which covers one small geographic cell within the total mobile telecommunications system service area.

MOU (Monthly Average Minutes of Usage): The monthly average number of minutes of use of each mobile phone user.

MVNO (Mobile Virtual Network Operator): is a wireless communications services provider that does not own the wireless network infrastructure over which it provides services to its customers.

NB-IoT (Narrowband Internet of Things): A low power wide area network radio technology standard to enable a wide range of cellular devices and services.

Network: An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point connections.

NFV (Network Functions Virtualization): The NFV paradigm allows both fixed and mobile network functions to become software applications, called VNF (Virtual Network Function), which the operator can instantiate on commercial servers, exploiting virtualization technologies, separating the link between hardware and software present in the current network devices.

O-RAN (Open Radio Access Network): Industry-wide standards for RAN interfaces that support interoperation between vendors’ equipment.

OTT (Over The Top): Media delivered and communication services provided through the Internet rather than traditional infrastructure.

PaaS, SaaS or IaaS: Platform as a service (PaaS), software as a service (SaaS), or infrastructure as a service (IaaS).

Penetration: The measurement of the take-up of services. At any date, the penetration is calculated by dividing the number of customers by the population to which the service is available and multiplying the quotient by 100.

RAN: A radio access network, or the wireless radio frequency-based portion of a network providing access from a mobile terminal device (transmitter/receiver) to the core, or backbone, network of the radio service provider and ultimately to the public switched telephone network or the Internet or other IP-based network.

Refarming: The repurposing of frequency bands that have historically been allocated for 2G mobile services.

RF (Radio Frequency): A rate of oscillation which corresponds to the frequency of radio waves, and the alternating currents which carry radio signals.

Roaming: A function that enables customers to use their mobile telephone on networks of service providers other than the one with which they signed their initial contract.

SCM (Serviço de Comunicação Multimídia): Fixed telecommunications service of collective interest, provided nationally and internationally, in the private regime, which allows the provision of capacity for transmission, emission and reception of multimedia information (data, voice and image), using any means, to subscribers within a service delivery area.

SIM (Subscriber Identity Module) card: An integrated circuit intended to securely store the identity and authenticate users of mobile devices.

SLP (Serviço Limitado Privado): Limited, telephone, telegraphic, data transmission or any other form of telecommunications service, intended for the performer's own use, whether a natural or legal person.

SMS (Short Message Services): Two-way short (or text) message services, allowing users to send and receive short messages to and from users of networks of other carriers.

STFC (Serviço Telefônico Fixo Comutado): Provision of fixed telephony services in Brazil. It considers modalities of the Fixed Switched Telephone Service: local service, national long-distance service and international long-distance service.

TAC (Termo de Ajustramento de Conduta): it is an agreement signed between the interested parties with the objective of protecting rights of a transindividual nature.

UMTS (Universal Mobile Telecommunications System): A third-generation mobile communication standard in which data travels at 2 Mbps over a broadband system.

Value-Added Services: Value-added services provide additional functionality to the basic transmission services offered by a telecommunications network.

VoIP (Voice over Internet Protocol): Voice communication services provided over the Internet.

WAP (Wireless Application Protocol): A specification for a set of telecommunications protocols to standardize the way that wireless devices, such as mobile telephones and radio receivers, can be used to access the Internet.

WTTx (Wireless to the x): The use of wireless technologies to provide fiber optic-like connections to end users.

YoY (Year-over-year): Is a method of evaluating two or more measured events to compare the results at one period with those of a comparable period on an annualized basis.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 30, 2021

TIM S.A.
By:	/s/ Pietro Labriola
	Name:	Pietro Labriola
	Title:	Chief Executive Officer

By:	/s/ Adrian Calaza
	Name:	Adrian Calaza
	Title:	Chief Financial Officer and Investor Relations Officer

EXHIBIT INDEX

1.1	By-laws of TIM S.A. approved at the Annual Shareholder’s Meeting held on August 31, 2020, which is incorporated by reference to TIM Participações S.A.’s Form 6-k filed with the Securities and Exchange Commission on September 1, 2020.
2.1	Deposit Agreement, dated as of October 9, 2020, among TIM S.A., J.P. Morgan Chase Bank, N.A., as Depositary, and holders of American Depositary Receipts issued thereunder, which is incorporated by reference to our Form F-6 filed with the Securities and Exchange Commission on October 2, 2020.
2.2*	Description of Securities registered under Section 12 of the Exchange Act.
4.1*	English Language Summary of Protocol and Justification of the Merger of TIM Participações S.A. with and into TIM S.A., dated as of July 29, 2020, between TIM Participações S.A. and TIM S.A.
4.2*	Credit Agreement, dated as of May 22, 2020, between BNP Paribas, as lender, and TIM S.A., as borrower.
4.3*	Credit Agreement, dated as of April 1, 2021, between BNP Paribas, as lender, and TIM S.A., as borrower.
4.4*	Credit Agreement, dated as of April 1, 2021, between The Bank of Nova Scotia, as lender, and TIM S.A., as borrower.
4.5	Credit Agreement, dated as of April 7, 2020, between The Bank of Nova Scotia, as lender and TIM S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 1, 2020.
4.6	Letter Loan Agreement, dated as of February 7, 2020, between Bank of America, N.A., as lender, and TIM S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 1, 2020.
4.7	English Language Summary of Credit Agreement, dated as of January 31, 2020, between Banco do Nordeste do Brasil S.A., as lender, and TIM S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 1, 2020.
4.8	Credit Agreement, dated as of January 31, 2020, between The Bank of Nova Scotia, as lender, and TIM S.A., as borrower, and TIM Participações S.A., guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 1, 2020.
4.9	English Language Summary of Deed of Indenture for the Issuance of Simple Unsubordinated Debentures, with Additional Personal Guarantee, Not Convertible into Shares, in a Single Series, for Public Placement with Limited Efforts of the First Issuance of TIM S.A., dated as of January 9, 2019, between TIM S.A., as issuer, Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., as fiduciary agent, and TIM Participações S.A., as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 10, 2019.
4.10	English Language Summary of Protocol and Justification of the Merger of TIM Celular S.A. by TIM S.A., dated as of October 15, 2018, between TIM Celular S.A. and TIM S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 10, 2019.
4.11	English Language Summary of Credit Agreement, dated as of May 2, 2018, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender and TIM Celular S.A. (now TIM S.A.) as borrower, and TIM Participações S.A. as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 10, 2019.

4.12	English Language Summary of Credit Agreement, dated March 20, 2019, between Agência Especial de Financiamento Industrial S.A. – FINAME, an entity within the BNDES system, as lender and TIM S.A. as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 10, 2019.
4.13	Tenth Amendment to the Cooperation and Support Agreement, dated as of April 26, 2017, between Telecom Italia S.p.A. and TIM Celular S.A. and Intelig Telecomunicações Ltda. with the Company as intervening party, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 6, 2018.
4.14	English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 113/2016/SOR-ANATEL, dated as of July 26, 2016, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 11, 2017.
4.15	English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 114/2016/SOR-ANATEL, dated as of July 26, 2016, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 11, 2017.
4.16	Loan Agreement, dated as of December 23, 2015, between Finnish Export Credit Ltd. as lender, KfW IPEX-Bank GmbH, as facility agent and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 14, 2016.
4.17	Facility Agreement, dated as of October 27, 2015, between Cisco Systems Capital Corporation, as Lender and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 14, 2016.
4.18	English Summary of Credit Agreement – Contrato de Financiamento Mediante Abertura de Crédito N° 15.2.0825.1, dated as of December 29, 2015, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, TIM Celular S.A., as borrower, and TIM Participações S.A. as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 14, 2016.

4.19	English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 144/2014/SOR-ANATEL, dated as of December 5, 2014, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.20	English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 145/2014/SOR-ANATEL, dated as of December 5, 2014, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.21	English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 146/2014/SOR-ANATEL, dated as of December 5, 2014, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.22	Loan Agreement, dated as of April 15, 2014, between KfW IPEX-Bank GmbH, as lender and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.

4.23	Facility Agreement Reference number TIMLAF2LT to Master Loan Agreement Reference No. TIMLALT, dated as of October 14, 2014, between Cisco Systems Capital Corporation, as lender and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.24	Finance Contract (Master Loan Agreement), dated as of June 20, 2013, between Cisco Systems Capital Corporation, as lender, TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.25	Facility Agreement, dated as of August 28, 2013, between Cisco Systems Capital Corporation, as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.26	English Summary of Credit Agreement, dated as of December 23, 2013, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender and TIM Celular S.A., as borrower, and TIM Participações S.A. as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.27	English Summary of Term of Authorization for Use of Radio frequencies, dated as of April 3, 2013, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.28	Fourth Amendment, dated as of December 10, 2012, to the Loan Agreement between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A. and TIM Celular S.A., as borrowers, dated November 19, 2008 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 26, 2013.
4.29	Fifth Amendment, dated as of December 10, 2012, to the Loan Agreement between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A. and TIM Celular S.A., as borrowers, dated November 19, 2008 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 26, 2013.
4.30	Term of Authorization for provision of PCS service dated March 12, 2001 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.31	Term of Authorization for provision of PCS services dated February 26, 2010 authorization (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.32	Term of Authorization for provision of PCS services dated November 29, 2010 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.33	Amendment No. 5 to Cooperation and Support Agreement with Telecom Italia dated April 24, 2012, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.34	Addendum to the Loan Agreement dated as of November 19, 2008, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.35	Loan Agreement, dated as of November 19, 2008, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A. and TIM Celular S.A., as borrowers, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.36	Addendum to the Credit Agreement dated as of November 19, 2008, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.37	Authorization agreement for TIM Celular S.A. dated May 25, 2007 pursuant to which TIM is authorized to provide landline switched telephone services (STFC) in regions I, II and III, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 3, 2008.
4.38	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.39	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.40	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.41	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.42	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.43	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.44	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.45	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.46	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.47	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.48	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.49	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.50	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.51	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.52	Term of Authorization for Use of Radio frequencies, dated as of November 30, 2005, between Anatel (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.
4.53	Term of Authorization for Use of Radio frequencies, dated as of May 5, 2006, between Anatel (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.
4.54	Term of Authorization for Use of Radio frequencies, dated as of April 2, 2007, between Anatel (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.
4.55	Share Purchase Agreement and Other Covenants
6.1	Statement regarding computation of per share earnings, which is incorporated by reference to Note 33 to our consolidated financial statements included in this annual report.
8.1	None.
11.1*	Code of Ethics (English free translation).
12.1*	Section 302 Certification of the Chief Executive Officer.
12.2*	Section 302 Certification of the Chief Financial Officer.
13.1*	Section 906 Certification of the Chief Executive Officer.
13.2*	Section 906 Certification of the Chief Financial Officer.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

TIM S.A.

Consolidated Financial Statements as at

December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 and Reports of Independent Registered Public Accounting Firm

TIM S.A.

CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for each of the

three years in the period ended December 31, 2020

Contents

Report of Independent Registered Public Accounting Firm, EY	1
Report of Independent Registered Public Accounting Firm, PWC	4
Audited consolidated financial statements
Consolidated balance sheets	5
Consolidated income statements	7
Consolidated statements of comprehensive income	8
Consolidated statements of changes in shareholders’ equity	9
Consolidated cash flow statements	12
Notes to the consolidated financial statements	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of TIM S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TIM S.A. (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the period ended December 31, 2020 and 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the period ended December 31, 2020 and 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited the effects of the corporate reorganization described in Note 2 and the Company´s conclusion that such corporate reorganization did not have an impact on the comparative figures of the consolidated financial statements. We were not engaged to audit, review or apply any procedures to the consolidated financial statements for the year in the period ended on December 31, 2018, other than with respect to the assessment of the eventual retrospective application of the common control transaction described in Note 2 and, accordingly, we do not express an opinion or any other form of assurance on the December 31, 2018 consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 30, 2021 expressed an unqualified opinion thereon.

Adoption of IFRS 16, Leases

Effective on January 1, 2019, the Company changed its method of accounting for leases as a result of the adoption of IFRS 16, Leases.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

F-1

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Provision for tax related contingencies
Description of the Matter

As disclosed in note 23 to the consolidated financial statements, the Company is a party to numerous tax claims and proceedings at different jurisdictional levels, which amounted to R$16,985 million, as of December 31, 2020, for which a provision amounting to R$399 million was recorded in the consolidated financial statements, while the remaining R$16,586 million was disclosed as losses possible to occur, in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The determination of the provision and disclosures related to the tax contingencies involve significant judgment from management, including their analysis of the matters in dispute, the opinion of internal and external legal counsel and the estimation surrounding their ultimate resolution.

Auditing management’s assessment of the probability of a loss on tax claims is complex, judgmental and based on interpretations of tax laws and legal rulings, as there is significant estimation uncertainty related to the ultimate outcome of court decisions, the evolution of jurisprudence and the position of the tax authorities.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the identification and evaluation of tax claims, including management’s process to determine whether the technical merits are more-likely-than-not to be sustained in court and over the generation of the reports produced by the information technology system that support this process.

To test the Company’s assessment of the probability of losses over tax claims, our audit procedures included, among others, involving our tax professionals to assess the Company’s technical merits regarding certain matters in dispute, obtaining and analyzing external legal opinions, obtaining internal and external legal counsel confirmation letters, meeting with internal legal counsel to discuss certain tax disputes, and obtaining a representation letter from the Company’s internal legal counsel. We also assessed the adequacy of the disclosures made by the Company with respect to the provision for tax related contingencies.

/s/ Ernst & Young Auditores Independentes S.S.

We have served as the Company´s auditor since 2019.

Rio de Janeiro, Brazil

April 30, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of TIM S.A.

Opinion on Internal Control over Financial Reporting

We have audited TIM S.A.’ internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, TIM S.A. (the “Company”) maintained, in all material respects effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes and our report dated April 30, 2021 expressed an unqualified opinion thereon.

Basis for Opinion

The Company´s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company´s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young Auditores Independentes S.S.

Rio de Janeiro, Brazil

April 30, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of TIM S.A.

Opinion on the Financial Statements

We have audited the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows of TIM Participações S.A. and its subsidiaries (the “Company”) for the year ended December 31, 2018 (collectively referred to as the “consolidated financial statements”) prior to any adjustments relating to the corporate reorganization discussed in Note 2.  In our opinion, the consolidated financial statements for the year ended December 31, 2018, before the effects of the adjustments to retrospectively reflect the corporate reorganization described in Note 2, present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (the 2018 financial statements before the effects of the adjustments presented in Note 2 are not presented herein).

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the corporate reorganization described in Note 2 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Auditores Independentes

Rio de Janeiro, RJ, Brazil

April 10, 2019

We served as the Company's auditor from 2010 to 2019.

TIM S.A.
CONSOLIDATED BALANCE SHEETS
December 31, 2020 and 2019
(In thousands of reais)

	Note	2020	2019

Assets		41,654,417	40,348,924

Current assets		10,411,556	8,454,129
Cash and cash equivalents	4	2,575,291	2,284,810
Marketable securities	5	2,070,438	654,479
Trade accounts receivable	6	3,051,834	3,184,780
Inventories	7	246,602	203,278
Recoverable indirect taxes, charges and contributions	8	374,015	420,284
Recoverable direct taxes, charges and contributions	9	1,421,112	1,395,193
Prepaid expenses	11	149,796	175,868
Derivative financial instruments	36	262,666	16,602
Leases	15	5,357	4,931
Regulatory credits recoverable	16	43,906	33,090
Other		210,539	80,814

Non-current assets		31,242,861	31,894,795
Marketable securities	5	7,061	3,849
Trade accounts receivable	6	128,827	103,075
Recoverable indirect taxes, charges and contributions	8	856,786	823,349
Recoverable direct taxes, charges and contributions	9	1,277,127	2,367,607
Deferred income tax and social contribution	10	550,646	-
Judicial deposits	12	794,755	1,006,899
Prepaid expenses	11	73,598	69,656
Derivative financial instruments	36	239,423	29,909
Leases	15	156,841	151,447
Other		30,024	58,514
Property, plant and equipment	13	18,100,698	17,612,164
Intangible assets	14	9,027,075	9,668,326

The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A.
CONSOLIDATED BALANCE SHEETS
December 31, 2020 and 2019
(In thousands of reais)

	Note	2020	2019
Total liabilities and shareholders' equity		41,654,417	40,348,924

Total liabilities		18,471,672	17,917,106

Current liabilities		8,301,956	8,117,479
Suppliers	17	3,128,732	3,923,035
Loans and financing	19	1,689,385	1,384,180
Leases	15	1,054,709	873,068
Derivative financial instruments	36	7,273	858
Labor obligations		272,635	218,421
Indirect taxes, charges and contributions payable	20	935,778	463,606
Direct taxes, charges and contributions payable	21	296,299	296,305
Dividends and interest on shareholders’ equity payable	24	538,576	577,837
Authorizations payable	18	102,507	88,614
Deferred revenues	22	266,436	281,930
Other		9,626	9,625

Non-current liabilities		10,169,716	9,799,627
Loans and financing	19	655,647	644,908
Derivative financial instruments	36	28,893	3,547
Leases	15	7,324,126	6,907,802
Indirect taxes, charges and contributions payable	20	3,102	2,997
Direct taxes, charges and contributions payable	21	212,444	212,310
Deferred income tax and social contribution	10	-	47,734
Provision for legal and administrative proceedings	23	886,947	840,637
Pension plan and other post-employment benefits	37	7,346	5,782
Authorizations payable	18	232,940	237,723
Deferred revenues	22	755,488	827,182
Other		62,783	69,005

Shareholders' equity	24	23,182,745	22,431,818
Share capital		13,477,891	9,866,298
Capital reserves		397,183	410,650
Profit reserve		9,317,356	12,159,162
Equity valuation adjustments		(4,848)	(1,088)
Treasury shares		(4,837)	(3,204)

The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2020, 2019 and 2018
(In thousands of reais, unless otherwise indicated)

	Notes	2020	2019	2018

Revenue	26	17,267,812	17,377,194	16,981,329

Cost of services provided and products sold	27	(7,996,615)	(7,433,731)	(7,701,418)
Gross income		9,271,197	9,943,463	9,279,911

Operating income (expenses)
Selling expenses	27	(4,443,027)	(4,986,289)	(4,970,780)
General and administrative expenses	27	(1,673,290)	(1,717,859)	(1,608,319)
Other income (expenses)	28	(351,854)	1,275,542	(283,289)
		(6,468,171)	(5,428,606)	(6,862,388)

Operating income		2,803,026	4,514,857	2,417,523

Financial income (expenses):
Financial income	29	438,598	1,430,171	412,733
Financial expenses	30	(1,242,255)	(1,408,053)	(951,439)
Foreign exchange variations	31	(6,965)	(908)	1,373
		(810,622)	21,210	(537,333)
Income before income tax and social contribution		1,992,404	4,536,067	1,880,190

Income tax and social contribution	32	(164,150)	(913,940)	664,911

Net income for the year		1,828,254	3,622,127	2,545,101

Earnings per share attributable to Company's shareholders (in R$ per share)

Basic earnings per share	33	0.76	1.50	1.05

Diluted earnings per share	33	0.76	1.50	1.05

The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years ended December 31, 2020, 2019 and 2018
(In thousands of reais)

	2020	2019	2018

Net income for the year	1,828,254	3,622,127	2,545,101

Other components of the comprehensive income
Item that will not be reclassified to income (loss):
Pension plans and other post-employment benefits	(1,562)	(2,932)	(215)
Deferred taxes	531	997	73
Total comprehensive income for the year	1,827,223	3,620,192	2,544,959

The accompanying notes are an integral part of the consolidated financial statements

TIM S.A.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
Year ended December 31, 2020, 2019 and 2018
(In thousands of reais)
			Profit reserves
	Capital Stock	Capital reserve	Legal reserve	Reserve for expansion	Tax benefit reserve	Treasury shares	Accumulated other comprehensive income	Retained earnings	Total
Balances at January 01, 2020	9,866,298	410,650	1,010,090	9,537,053	1,612,019	(3,204)	(1,088)	-	22,431,818
Total comprehensive income for the year
Net income for the year	-	-	-	-	-	-	-	1,828,254	1,828,254
Other comprehensive income	-	-	-	-	-	-	(1,031)	-	(1,031)
Total comprehensive income for the year	-	-	-	-	-	-	(1,031)	1,828,254	1,827,223

Total contribution from shareholders and distribution to shareholders
Corporate restructure (note 1)	3,611,593	(20,892)	(57,604)	(3,535,824)		5,456	(2,729)	-	-
Stock options (note 24.b)	-	7,425	-	-			-	-	7,425
Purchase of treasury shares, net of disposals	-	-	-	-		(7,089)	-	-	(7,089)
Allocation of net income for the year (note 24):
Legal reserve (note 24)	-	-	83,708	-			-	(83,708)	-
Interest on equity (note 24)	-	-	-	-				(1,083,000)	(1,083,000)
Tax incentive reserve (note 24)	-	-			169,541		-	(169,541)	-
Expansion reserve (note 24)	-	-	-	492,005			-	(492,005)	-
Unclaimed dividends (note 24)	-	-	-	6,368			-	-	6,368
									-
Total contribution from shareholders and distribution to shareholders	3,611,593	(13,467)	26,104	(3,037,451)	169,541	(1,633)	(2,729)	(1,828,254)	(1,076,296)
Balances at December 31, 2020	13,477,891	397,183	1,036,194	6,499,602	1,781,560	(4,837)	(4,848)	-	23,182,745

The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
Fiscal years ended December 31, 2020, 2019 and 2018
(In thousands of Reais)
			Profit reserves
	Capital Stock	Capital reserves	Legal reserve	Reserve for expansion	Tax benefit reserve	Treasury shares	Accumulated other comprehensive income	Retained earnings	Total
Balances as at December 31, 2018	9,866,298	412,091	838,692	7,267,574	1,417,858	(8,523)	847	-	19,794,837

Total comprehensive income for the year
Net income for the year								3,622,127	3,622,127
Remeasurement of post-employment benefit obligation	-	-	-	-	-	-	(1,935)	-	(1,935)
Total comprehensive income for the year	-	-	-	-	-	-	(1,935)	3,622,127	3,620,192
Total contributions from shareholders and distributions to shareholders
Stock options (Note 24.b)	-	(1,441)	-	-		-	-	-	(1,441)
Purchases of treasury shares, net of disposals	-	-	-	-		5,319	-	-	5,319
Allocation of net profit for the year:
Legal Reserve (note 24)	-	-	171,398	-		-	-	(171,398)	-
Interest on equity (note 24)	-	-	-	-		-		(995,438)	(995,438)
Tax benefit reserve (note 24)	-	-		-	194,161	-	-	(194,161)	-
Reserve for expansion (note 24)	-	-	-	2,261,130		-	-	(2,261,130)	-
Unclaimed dividends (note 24)	-	-	-	8,349		-	-	-	8,349
Total contributions from shareholders and distributions to shareholders	-	(1,441)	171,398	2,269,479	194,161	5,319	-	(3,622,127)	(983,211)
Balances as at December 31, 2019	9,866,298	410,650	1,010,090	9,537,053	1,612,019	(3,204)	(1,088)	-	22,431,818

 The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
Fiscal years ended December 31, 2020, 2019 and 2018
(In thousands of Reais)
			Profit reserves
	Capital Stock	Capital reserves	Legal reserve	Reserve for expansion	Tax benefit reserve	Treasury shares	Accumulated other comprehensive income	Retained earnings	Total
Balances as at December 31, 2017	9,866,298	416,162	718,759	5,831,941	1,271,403	(16,487)	989	-	18,089,065

Total comprehensive income for the year
Net income for the year								2,545,101	2,545,101
Remeasurement of post-employment benefit obligation	-	-	-	-	-	-	(142)	-	(142)
Total comprehensive income for the year	-	-	-	-	-	-	(142)	2,545,101	2,544,959
Total contributions from shareholders and distributions to shareholders
Stock options (Note 24.b)	-	(4,071)	-	-		-	-	-	(4,071)
Purchases of treasury shares, net of disposals	-	-	-	-		7,964	-	-	7,964
Allocation of net profit for the year:
Legal Reserve (note 24)	-	-	119,933	-		-	-	(119,933)	-
Interest on equity (note 24)	-	-	-	-		-		(849,994)	(849,994)
Tax benefit reserve (note 24)	-	-			146,455	-	-	(146,455)	-
Reserve for expansion (note 24)	-	-	-	1,428,719		-	-	(1,428,719)	-
Unclaimed dividends (note 24)	-	-	-	6,914		-	-	-	6,914
									-
Total contributions from shareholders and distributions to shareholders	-	(4,071)	119,933	1,435,633	146,455	7,964	-	(2,545,101)	(839,187)
Balances as at December 31, 2018	9,866,298	412,091	838,692	7,267,574	1,417,858	(8,523)	847	-	19,794,837

 The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A.
STATEMENT OF CASH FLOWS
Years ended December 31
(In thousands of reais)

	Note	2020	2019	2018
Operating activities
Income before income tax and social contribution		1,992,404	4,536,067	1,880,190
Adjustments to reconcile income to net cash generated by operating activities:
Depreciation and amortization		5,527,012	5,128,981	3,954,321
Residual value of written-off fixed and intangible assets		(88,085)	32,411	9,700
Interest on asset retirement obligation		(284)	226	648
Provision for administrative and judicial proceedings	23	333,724	547,691	551,191
Inflation adjustment on deposits and administrative and judicial proceedings		138,109	200,469	297,529
Interest, inflation adjustment and foreign exchange variations on loans and other financial adjustments		168,362	(950,675)	(35,450)
Interest on lease payable	30	910,691	821,463	266,328
Interest on lease receivable	29	(10,698)	(6,422)	(25,664)
Provision for expected credit losses	27	552,817	748,291	544,881
Stock options	25	2,588	3,443	(1,424)
		9,526,640	11,061,945	7,442,250
Decrease (increase) in operating assets
Trade accounts receivable		(390,087)	(1,027,131)	(1,028,791)
Recoverable taxes and contributions		1,260,949	(1,601,276)	175,116
Inventories		(43,325)	(20,219)	(59,274)
Prepaid expenses		20,928	100,917	56,792
Judicial deposits		203,567	296,486	30,478
Other assets		(111,003)	5,059	133,831
Increase (decrease) in operating liabilities
Labor obligations		53,667	6,736	(50,765)
Suppliers		(818,989)	(401,200)	331,736
Taxes, fees and contributions		(320,674)	40,045	187,170
Authorizations payable		(10,871)	(100,182)	(104,582)
Payments of lawsuits and administrative proceedings	23	(413,635)	(715,203)	(536,646)
Deferred revenues		(87,188)	(204,355)	(193,599)
Other liabilities		(126,530)	(215,063)	(40,373)
Cash generated by operations		8,743,449	7,226,559	6,343,343
Income tax and social contribution paid		(69,578)	(161,833)	(213,956)
Net cash generated by operating activities		8,673,871	7,064,726	6,129,387

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CASH FLOWS
Years ended December 31
(In thousands of reais)

Note	2020	2019	2018

Investing activities
Marketable securities	(1,428,888)	131,742	(21,460)
Cash from the merger of TIM Participações	21,959	-	-
Additions to property, plant and equipment and intangible assets	(3,891,306)	(3,853,484)	(3,831,906)
Other derivatives	(161,429)	-	-
Proceeds received from leases	4,879	9,100	22,946
Net cash (invested in) generated by investment activities	(5,454,785)	(3,712,642)	(3,830,420)

Financing activities
New loans	1,800,000	1,000,000	166,548
Amortization of loans	(1,806,922)	(723,500)	(3,359,074)
Interest paid on loans	(72,643)	(96,649)	(193,333)
Leases payments	(927,903)	(800,621)	(9,898)
Interest paid on leases	(794,391)	(785,091)	(242,512)
Derivative financial instruments	27,070	32,761	37,044
Purchases of treasury shares, net of disposals	-	435	5,317
Dividends and interest on shareholders’ equity paid	(1,153,054)	(770,139)	(588,247)
Net cash invested in financing activities	(2,927,843)	(2,142,804)	(4,184,155)

Increase (decrease) in cash and cash equivalents	291,243	1,209,280	(1,885,188)

Cash and cash equivalents at the beginning of the year	2,284,048	1,075,530	2,960,718
Cash and cash equivalents at the end of the year	2,575,291	2,284,810	1,075,530

The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)
1.	Operations

1.a The Corporate structure

TIM S.A. (“TIM” “The Company” and/or “TIM Group”) is a publicly-held corporation with Registered office in the city of Rio de Janeiro, RJ, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group and held 66.58% of the capital of TIM S.A on December 31, 2020.

On December 31, 2019 and 2018, TIM S.A. was fully controlled by TIM Participações S.A. with 100% of the capital of the Company (which TIM Brasil also held 66.58% of the capital of TIM Participações), which subsequently, on August 31, 2020, was incorporated by its subsidiary.

The Company provides Landline Switched Telephone Service (“STFC”) in Local, National Long-Distance and International Long-Distance modes, as well as Personal Mobile Service (“SMP”) and Multimedia Communication Service (“SCM"), in all Brazilian states and in the Federal District.

The Company's shares are traded on B3 (formerly BM&F/Bovespa). Additionally, TIM S.A. has American Depositary Receipts (ADRs), Level II, traded on the New York Stock Exchange (NYSE) – USA. As a result, the company is subject to the rules of the Brazilian Securities and Exchange Commission (“CVM”) and the Brazilian Securities and Exchange Commission (“SEC”). In order to comply with good market practices, the company adopts as a principle the simultaneous disclosure of its financial information in both markets, in reais, in Portuguese and English.

In December 2020, TIM’s Board of Directors, after analyzing the studies prepared and the non-binding proposals received, approved the incorporation of FiberCo Soluções de Infraestrutura Ltda., a wholly-owned subsidiary that will be used in future segregation of assets and provision of infrastructure services for residential optical fiber of TIM S.A. (note 40).

Corporate Reorganization

On July 29, 2020, the Board of Directors of the Company approved the submission to the Extraordinary General Meeting of the proposed Corporate restructure of TIM Participações by TIM S.A.

The Extraordinary General Meeting was held on August 31, 2020, and approved, by a majority of votes, the takeover of TIM Participações by TIM S.A., where TIM S.A. became the successor issuer to TIM Participações, in accordance with the protocol and justification of merger concluded between the administrations of the Companies on July 29, 2020.

As a result of the merger, all operations of TIM Participações were transferred to TIM S.A. which was a whole owned subsidiary of Tim Participações, which succeeded it in all its assets, rights and obligations, universally and for all purposes of law. This transaction had no economic or tax impact and the incorporated goodwill from the extinguished company was not and will not be used for the purposes of any tax offsets.

This corporate reorganization aimed to provide greater efficiency and simplification of the organizational structure of the TIM Group, making the structure of internal controls more efficient. In addition, the corporate reorganization provides a better tax efficiency in future distributions of Interest on shareholders’ equity, and also, greater integration of administrative and financial unities allowing a cut-off in operational costs and expenses, as well as improvement of synergies, which shall result in a more efficient operation. As a result from this transaction, there was no impact on the controlling and non-controlling shareholders.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

After the Merger, TIM S.A. became a company listed in the special segment of listing Novo Mercado of B3 S.A. – Brazil, Bolsa, Balcão (“B3”) and with American Depositary Receipts (“ADRs”) traded on the New York Stock Exchange - New York Stock Exchange (“NYSE”). Starting to be traded with the codes TIMS3 on B3 and TIMB on the NYSE.

2.       Management statement and basis of preparation of the consolidated financial statements

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), and disclose all (and only) the applicable significant information related to the consolidated financial statements, which is consistent with the information utilized by management in the performance of its duties.

The significant accounting policies applied to the preparation of this financial statements are described below and/or presented in the respective notes. These policies were consistently applied to the years presented, unless otherwise indicated.

a.	Basis of presentation of Company’s consolidated financial statements – Predecessor method

As previously described with completion of the merger, TIM S.A. became the surviving entity, and the new SEC registrant. Further, since the merger effective date, TIM S.A. shares replaced TIM Participações S.A. shares and are currently listed in the Brazilian Stock Exchange (“B3”) as well as in the New York Stock Exchange (“NYSE”).

Upon the completion of the Corporate restructure, the historical consolidated financial statements of TIM Participações S.A. became the historical consolidated financial statements of TIM S.A. The transaction was recorded at book value since it was a transaction under common control. The consolidated financial statements for the prior periods are presented for TIM Participações S.A. as the predecessor of the Company as the historical operations of TIM Participações S.A. are deemed to be those of the Company.

The comparative figures of the consolidated balance sheet of December 31, 2019, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2019 are those of TIM Participações.

The number of shares of TIM S.A. prior to the Corporate reorganization was 2,420,447,019, an equivalent number of common shares of the extinguished entity TIM Participações as of the date of the merger. Consequently, basic and diluted earnings per share presented in note 33 were not impacted by the corporate reorganization.

The impact of the reverse merger of TIM Participações by TIM S.A. was limited to reclassifications among certain accounts within the current year statement of changes in shareholders’ equity as follows:

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

Equity accounts	The Company’s equity reserves	Impact on TIM S.A. statement of changes in equity	TIM Participações
Capital Stock	13,477,891	3,611,593	9,866,298
Capital reserve	397,183	(20,892)	418,075
Legal reserve	1,036,194	(57,603)	1,093,797
Tax benefit reserve	1,781,560	-	1,781,560
Reserve for expansion	6,499,602	(3,535,824)	10,035,426
Treasury shares	(4,837)	5,456	(10,293)
Accumulated other comprehensive income	(4,848)	(2,730)	(2,118)
Total	23,182,745	-	23,182,745

b.	General criteria for preparation and disclosure

The financial statements were prepared taking into account the historical cost as the base value as well as financial assets and liabilities (including derivative financial instruments) measured at fair value.

Assets and liabilities are reported according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are recorded as non-current. The exception to this procedure involves deferred income tax and social contribution balances (assets and liabilities) and contingent liabilities that are fully classified as long-term.

Interests paid are classified as financing cash flow in the statement of cash flows as it represents costs of obtaining financial resources.

c.	Functional currency and presentation currency

The presentation currency of the financial statements is the Real (R$), which is also the Company´s functional currency.

Transactions in foreign currency are recognized by the exchange rate on the date of transaction. Monetary items in foreign currency are converted into Brazilian reais at the foreign exchange rate prevailing on the balance sheet date, published by the Central Bank of Brazil. Foreign exchange gains and losses linked to these items are recorded in the statement of income.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)
d.	Segment information

Operating segments are components of the entity that carry out business activities from which revenues can be obtained and expenses incurred. Its operating results are regularly reviewed by the entity's main operations manager, who makes decisions on resource allocation and evaluates segment performance. For a segment to exist, it must have separate financial information available.

The main operational decision maker in the Company, responsible for the allocation of resources and periodically evaluating performance, is the Executive Board, which, along with the Board of Directors, are responsible for making the strategic decisions of the company and its management.

The Group's strategy is focused on optimizing results, and from the corporate reorganization mentioned in note 1, all the operating activities of the group are concentrated exclusively in TIM S.A. Although there are diverse activities, decision makers understand that the company represents only one business segment and do not contemplate specific strategies focused only on one service line. All decisions regarding strategic, financial planning, purchases, investments and investment of resources are made on a consolidated basis. The aim is to maximize the consolidated result obtained by operating the SMP, STFC and SCM licenses.

e.	Consolidation procedures

Subsidiaries are all the entities in which the Group retains control. The Group controls an entity when it is exposed to, or has a right over the variable returns arising from its involvement with the entity and has the ability to interfere in those returns due to its power over the entity. The subsidiaries are fully consolidated as of the date control is transferred to the Group. Consolidation is interrupted beginning as of the date in which the Group no longer holds control.

The purchase accounting method is used to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of the assets acquired, equity instruments (i.e..: shares) and liabilities incurred or assumed by the acquirer on the date of the change of control. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at fair value on the date of acquisition, regardless of the proportion of any minority interest. The portion exceeding the acquisition cost of the Group's interest in the acquired identifiable net assets, is recorded as goodwill. Should the acquisition cost be less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in the statement of income as a revenue, once concepts and calculations applied are reviewed.

Intercompany transactions, as well as the balances and unrealized gains and losses in those transactions, are eliminated. The accounting policies of the subsidiary were adjusted to ensure consistency with the accounting policies adopted by TIM S.A. The base date of the financial information used for consolidation purposes is the same for all the companies in the Group.

f.	Approval of financial statements

These financial statements were approved by the Board of Directors of the Company on April 29, 2021.

g.	New standards, amendments and interpretations of standards

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2020. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

·	IFRS 3: Definition of business

The amendments to IFRS 3 clarify that, to be considered a business, an integrated set of activities and assets must include, at least, an inflow of funds and a substantive process that together contribute significantly to the capacity to generate the outflow of funds. Moreover, it clarified that a business can exist without including all the inflows of funds and processes necessary to create outflows of funds. These amendments had no impact on the Company’s consolidated financial statements, but may impact future periods if the Group enters into any business combination.

·	Changes in IAS 39, IFRS 7 and IFRS 9: Benchmark Interest Rate Reform

The amendments to Pronouncements IAS 39 and IFRS 9 provide exemptions that apply to all hedge relationships directly affected by the benchmark interest rate reform. A hedge relationship is directly affected if the reform raises uncertainties about the period or the value of cash flows based on the benchmark interest rate of the hedged item or hedging instrument. These changes have no impact on the Company’s individual and consolidated financial statements, as it does not have interest rate hedging relationships.

·	Changes in IAS 1 and IAS 8: Definition of material

The amendments provide a new definition of material, stating that: “information is material if its omission, distortion or obfuscation can reasonably influence decisions that the main users of the general purpose quarterly information make based on this quarterly information, which provide financial information on entity’s specific report”. The amendments clarify that the materiality will depend on the nature or magnitude of the information, individually or combined with other information, in the context of the financial statements. A distorted information is material if it could reasonably be expected to influence decisions made by primary users. These amendments had no impact on the individual and consolidated financial statements, nor is it expected that there will be any future impact for the Company.

·	Changes in IFRS 16 Covid-19 related benefits granted to leaseholders in lease agreements.

The amendments provide for the granting of benefits to lessees upon adoption of the guidelines of IFRS 16 on the modification of the lease agreement, when accounting for the related benefits as a direct consequence of the Covid-19 pandemic.

As a practical expedient, a lessee may choose not to assess whether a benefit related to Covid-19 granted by the lessor is a modification of the lease agreement. The lessee who makes this option must account for any change in the lease payment resulting from the benefit granted in the lease agreement related to Covid-19 in the same way that it would account for the change by adopting IFRS 16 if the change was not a modification of the lease agreement. This amendment had no material impact on the consolidated financial statements of the Company.

·	IFRS 17 - Insurance Contracts

In May 2017, the IASB issued IFRS 17 - Insurance Contracts, a new comprehensive accounting standard for insurance contracts that includes recognition and measurement, presentation and disclosure. As soon as it comes into force, IFRS 17 will replace IFRS 4 - Insurance Contracts, issued in 2005. IFRS 17 applies to all types of insurance contracts (such as life, non-life, direct insurance and reinsurance), regardless of the type of entity that issues them, as well as certain guarantees and financial instruments with discretionary participation characteristics. Some scope exceptions apply. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements of IFRS 4, which are largely based on local accounting policies in force in previous periods, IFRS 17 provides for a comprehensive model for insurance contracts, covering all relevant accounting aspects. The focus of IFRS 17 is the general model, covering the following:

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

• A specific adaptation for contracts with direct participation characteristics (variable rate approach).

• A simplified approach (premium allocation approach), mainly for short-term contracts. IFRS 17 is effective for periods beginning on or after January 1, 2023, requiring the presentation of comparative amounts. Early adoption is allowed if the entity also adopts IFRS 9 and IFRS 15 on the same date or before the first-time adoption of IFRS 17.

This standard does not apply to the Company

·	Amendments to IAS 1: Classification of liabilities as current or non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1, aiming to specify the requirements for classifying the liabilities as current or non-current. The amendments clarify the following:

• What a right to postpone settlement means;

• That the right to postpone settlement must exist on the base date of the report;

• That this classification is not affected by the likelihood that an entity will exercise its right to postpone settlement;

• That only if a derivative embedded in a convertible liability is itself an equity instrument would the terms of a liability not affect its classification. Amendments are valid for periods started on January 1, 2023 and must be applied on a retrospective basis.

The Company currently assesses the impact that the changes will have on current practice and whether existing loan agreements may require renegotiation.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

Impact of COVID-19

In December 2019, an outbreak of a contagious disease, Coronavirus 2019 (COVID-19), began in mainland China, and since early 2020, the virus has spread to Europe, the United States and several other countries, including Brazil. The World Health Organization (WHO) has declared the Coronavirus (COVID-19) as a pandemic on March 11, 2020.

The COVID-19 outbreak developed rapidly in 2020 and measures taken to contain the virus affected economic activity, which in turn had implications for the Company’s operating results and cash flows. The lockdown was declared in several States in Brazil in March 2020.

Since then, the Company’s management has been monitoring the impacts and any material uncertainties related to events or conditions that may cast significant doubt on the entity’s ability to continue as an ongoing company. However, in 2020, the Company has a robust infrastructure and is part of an extremely important segment in this period of crisis, essential for the population, government and health system. After an internal analysis, there was no indication of impairment of assets or risks associated with the fulfilment of obligations, since the Company is not highly leveraged and still has credit lines available to be used in the event of a significant reduction in cash volumes.

The Company is monitoring the evolution of the situation and closely assessing the impact of COVID-19 on its business.

In 2020 and so far, we have not suffered any material impact on our operations. In June 2020, stores resumed their activities with a positive impact on handset sales and the impacts on our businesses or our financial targets due to the pandemic were not material. However, we are still continuously monitoring government responses and economic performance and we believe that a prolonged slowdown in local, regional or global economic conditions may affect the Company’s businesses.

3.       Critical estimates and judgments in applying the Company’s accounting policies

Accounting estimates and judgments are continuously assessed. They are based on the Company's historical experience and on other factors, such as expectations of future events, considering the circumstances present in the base date of the financial statements.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

By definition, resulting accounting estimates are seldom equal to the respective actual incomes. The estimates and assumptions that present a significant risk, with the probability of causing a material adjustment to the book values of assets and liabilities for the fiscal period, are covered below.

(a)       Impairment loss on non-financial assets

Impairment losses occur when book value of an asset or cash generating unit exceeds its recoverable value, which is the highest of fair value less selling costs and value in use. The calculation of fair value less selling costs is based on information available on similar assets’ selling transactions or market prices less additional costs to dispose of the asset.

The main non-financial assets for which this assessment was made are goodwill recorded by the Company (note 14) and its tangible assets.

(b)       (Current and deferred) income tax and social contribution

Income tax and social contribution (current and deferred) are calculated according to interpretations of current legislation and IAS 12. This process typically involves complex estimates to determine taxable income and temporary differences. In particular, the deferred assets on tax losses, negative basis of social contribution and temporary differences are recognized to extent that it is probable that future taxable income is available and can be used. The measurement of the recoverability of deferred income tax on tax losses, negative basis of social contribution and temporary differences takes the history of taxable income into account, as well as the estimate of future taxable income (note 10).

(c)       Provision for legal and administrative proceedings

The legal and administrative proceedings are analyzed by the Management along with its legal advisors (internal and external). The Company considers factors in its analysis such as hierarchy of laws, precedents available, recent court judgments, their relevance in the legal system and payment history. These assessments involve Management’s judgment (note 23).

(d)       Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived from market (note 36).

(e)       Unbilled revenues

Since some cut dates for billing occur at intermediate dates within the months of the year, as the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on estimate that takes into consideration historical consumption data, number of days elapsed since the last billing date, among others (note 26).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

(f)       Leases

The new standard establishes the principles for the recognition, measurement, reporting and disclosure of leases, and requires the recognition by lessees of assets and liabilities arising from lease agreements, except for short-term contracts, that is, with a term of 12 months or less, or contracts in which the value of the underlying assets is low. The Company decided to adopt IFRS16 retrospectively, while the cumulative effect of the initial application is recognized on the date of initial application, that is, January 1, 2019 in total amount of R$5.256.114. Additionally, the Company decided to take practical steps in its initial adoption of the standard, such as: (i) non-revaluation of financial lease agreements previously recognized according to IAS 17 upon initial measurement of financial lease liabilities, according to the new accounting pronouncement, and IFRIC 4; (ii) exclusion of lease agreements expiring in the next 12 months and unlikely to be renewed by the Company and the exclusion of leasing contracts considered of low value; (iii) non-application of this new standard to agreements not previously identified as leases, using IAS 17 and IFRIC 4; and (iv) application of a single discount rate to the leasing portfolio with reasonably similar characteristics (such as leasing with a similar remaining leasing period for a similar class of underlying assets in a similar economic setting).

The Company has a significant number of the lease contracts in which it acts a lessee, and certain judgments were exercised by Company´s management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the period covered by options to extend the contract term, when the exercise depends only from the Company, and this exercise is reasonably certain; (ii) using certain assumptions to calculate the discount rate.

The Company is not able to readily determine the interest rate implicit on the lease and, therefore, considers its incremental rate on loans to measure lease liabilities. Incremental rate on the lessee´s borrowing is the interest rate that the lessee would have to pay when borrowing, for a similar term and with a similar guarantee, the resources necessary to obtain the asset with a value similar to the right of use asset in a similar economic environment. Thus, this assessment of lease, considering non-cancellable period and the period covered by options to extend the contract term. The Company estimates the incremental rate using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of debt) in this estimate.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)
4.	Cash and cash equivalents

They are financial assets measured at amortized cost using the effective interest rate method.

Company’s Management classifies its financial assets upon initial recognition.

	2020	2019

Cash and banks	100,008	101,928
Unrestrictedly available financial investments:
Bank Deposit Certificates (CDB)/Repurchase and resale agreements	2,475,282	2,182,882

	2,575,290	2,284,810

Bank certificates of deposit (“CDBs”) and committed transactions are nominative securities issued by banks and sold to the public as a form of fund raising. Such securities may be traded during the contracted term, at any time, without significant loss in their value and are used for the fulfilment of short-term obligations by the company.

The annual average return of the Company's investments related to CBD's and Repurchases and Resale Agreements is 101.24% (99.95% on December 31, 2019) of the variation of the Interbank Deposit Certificate – CDI.

5.	Marketable securities

	2020	2019

FUNCINE (1)	7,061	3,849
Fundo Soberano (2)	5,220	7,329
FIC: (3)
Government bonds (3)	1,345,797	179,390
CDB (4)	17,370	216,196
Financial bills (5)	292,500	105,857
Other (6)	409,551	145,707
	2,077,499	658,328

Current portion	(2,070,438)	(654,479)
Non-current portion	7,061	3,849

(1) On December 2017, the Company, with the aim of using tax deductibility benefit for income tax and social contribution purposes, started investing in the National Film Industry Financing Fund (FUNCINE). The average remuneration in 2020 is negative by 0.34% (9.18% on December 31, 2019). The position on December 31, 2020 in the amount of R$ 7,061 (R$ 3,849 million in 2019).

(2) “Fundo Soberano” is composed only of federal government bonds. The average remuneration in 2020 is 87.71% (97.62% on December 31, 2019) of the variation of the Interbank Deposit Certificate (CDI).

(3) In August 2017, the Company invested in open FIC's (Quota Investment Fund). Funds are mostly made up of government bonds and papers from top-tier financial institutions. The average remuneration in 2020 of Investment Fund in Quotas was 112.72% (99.67 on December 31, 2019) of the variation of the Interbank Deposit Certificate (CDI).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

Government bonds are fixed income financial instruments issued by the National Treasury to finance the activities of the Federal Government.

(4) The CDB operations are issued by the banks with the commitment of stock buyback by the bank itself and with predetermined taxes.

(5) The Financial bills is a fix income tittle emitted by financial institutions with the objective of a long-term fund raising.

(6) Is represented by: Debentures, FIDC, commercial notes, promissory notes, bank credit note.

6.	Trade accounts receivable

 These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (“unbilled”) up to the balance sheet date. Trade accounts receivable are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method less provision for expected credit losses (“impairment”).

The provision for expected credit losses was recognized as a reduction in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by Management, as adjusted to reflect current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The fair value of trade accounts receivable is close to the book value recorded on December 31, 2020 and 2019.

The average rate considered in calculating the present value of accounts receivable recorded in the long term is 0.22% (0.07% in 2019).

	2020	2019
Trade accounts receivable	3,180,661	3,287,855

Accounts receivable, gross	3,831,921	4,061,932

Billed services	2,039,403	2,076,569
Unbilled services	817,669	858,418
Network usage	399,083	438,168
Sale of goods	552,962	670,573

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

Contractual assets (note 22)	14,914	15,142
Other accounts receivable	7,890	3,062

Provision for expected credit losses	(651,260)	(774,077)

Current portion	(3,051,834)	(3,184,780)
Non-current portion	128,827	103,075

 The movement of the provision for loss on expected settlement credits, accounted for as an asset reduction account, was as follows:

	2020	2019

Opening balance	774,077	686,928
Set-up of provision (note 27)	552,817	748,291
Write-off	(675,634)	(661,142)

Closing Balance	651,260	774,077

The aging of accounts receivable is as follows:

	2020	2019

Total	3,831,921	4,061,932

Falling due	2,785,469	2,576,307
Overdue (days):
Up to 30	248,955	328,457
Up to 60	84,218	146,200
Up to 90	71,635	149,852
>90	641,644	861,116

7.	Inventories

Inventories are presented at the average acquisition cost. A loss is recognized to adjust the cost of Handsets and accessories to the net realizable value (selling price), when this value is less than the average acquisition cost.

	2020	2019

Total Inventories	246,602	203,278

Inventories	257,477	214,889
F-25

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

Cell phones and tablets	186,961	146,295
Accessories and prepaid cards	55,558	61,436
TIM chips	14,958	7,158

Losses on adjustment to realizable value	(10,875)	(11,611)

8.	Recoverable indirect taxes, charges and contributions

	2020	2019

Recoverable indirect taxes, fees and contributions	1,230,801	1,243,633

ICMS	1,188,018	1,201,502
Other	42,783	42,131

Current portion	(374,015)	(420,284)
Non-current portion	856,786	823,349

The amounts of recoverable ICMS (state VAT) are mainly comprised by:

(i) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months).

(ii) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

9.	Direct taxes, charges and contributions recoverable

	2020	2019

Direct taxes, fees and contributions recoverable	2,698,239	3,762,800

Income tax and social contribution (i)	381,905	428,443
PIS/COFINS (ii)	2,253,545	3,244,549
Other	62,789	89,808

Current portion	(1,421,112)	(1,395,193)
Non-current portion	1,277,127	2,367,607

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

 (i) The amounts of income tax and social contribution are as substantially related to: (a) advances made over the period during which the use will take place at the closing of the current year and any balances in the next year; and (b) other income tax and social contribution credits from previous years whose current estimated period of use will be more than 12 months later.

(ii) The Recoverable PIS/COFINS amounts mainly refer to credits from a legal proceeding filed by TIM Celular S.A. (ultimately merged into TIM S.A., as well as TIM S.A. itself), with a favorable final decision in Higher Courts which discussed the exclusion of the ICMS from the PIS and COFINS calculation bases. According to the Company's internal evaluation, we expect to use such credits within the statute of limitations of up to 5 years.

In March 2017, the Federal Supreme Court (“STF”) recognized the unconstitutionality of including ICMS amounts in the calculation base of PIS and COFINS contributions.  TIM S.A. (previously named “Intelig Telecomunicações Ltda.”), as the surviving company from the merger of TIM Celular S.A. and other entities existing in the Group in the past, which had filed proceedings of the same nature, has been challenging this issue in court since 2006, with effects retroactive to five years, as permitted by the legislation.

In June 2019, by reason of a final and without appeal decision and calculation of amounts, the amount of R$ 2,875 million was recorded, being R$ 1,720 million of which corresponds to the principal, and R$ 1,155 million to inflation adjustments (amounts relating to TIM Celular S.A., which merged into TIM S.A. in October 2018).

In September 2019, because a final, non-appealable judgment was entered and amounts were awarded, the amount of R$ 148 million was recorded, of which R$ 75 million corresponds to the principal, and R$ 73 million to inflation adjustments, and such amounts being related to TIM S.A. itself (when it still did business under the name Intelig Telecomunicações Ltda.).

The amount recorded are updated monthly at the interest rate equivalent to the reference rate of the Special Settlement and Custody System (Selic), available on the website of the Brazilian Federal Revenue.

In 2020, TIM had used credits arising from the process of exclusion of ICMS from the calculation bases of PIS and COFINS, for payments of federal taxes, in the total amount of R$ 1.516 million. Of this amount, R$ 632 million of IRPJ and CSLL expenses were used in August 2020, relating to the year ended December 31, 2019, from the review of income taxes calculation to include in the bases of calculation of these taxes the indebtedness arising from the aforementioned process.

In December 2020, after partial use of TIM S.A credits, in the amount of R$ 1.578 million, it is still recorded in the amounts of R$ 1,391 billion, of which R$ 908 billion as principal and R$ 483 million as inflation adjustments (values that are related to TIM Celular S.A.); and R$ 151 million, of which R$ 75 million as principal and R$ 76 million as inflation adjustments (former Intelig Telecomunicações Ltda.).

10.	Deferred income tax and social contribution

Deferred income tax and social contribution are recognized regarding the (1) accumulated tax losses and negative bases of social contribution and (2) temporary differences arising from differences between the tax basis of assets and liabilities and their book values in the financial statements. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

Deferred tax assets on income tax and social contribution are recognized only in the event of a profitable track record and/or when the annual forecasts prepared by the Company, examined by the Tax Council and Statutory Audit Committee and approved by other Management bodies, indicate the likelihood of the future realization of those tax credits.

The balances of deferred income tax assets and liabilities are presented at net value in balance sheet when there is the legal right and the intention of offsetting them upon calculation of current taxes, in general related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities are in general presented separately, and not at net balance.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

On December 31, 2020 and 2019, the rates in force were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation in regard to the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each fiscal year, according to the current tax legislation.

The amounts recorded are as follows:

	2020	2019

Tax loss carryforwards and negative basis of social contribution	475,128	800,711
Temporary differences:
Provision for legal and administrative proceedings	303,948	295,853
Losses on doubtful accounts	224,459	271,611
Adjustment to present value - 3G license	5,240	7,182
Rental of infrastructure - LT Amazonas	29,971	27,434
Deferred income tax on accounting adjustments	-	56,208
Provision for profit sharing of employees	36,915	23,704
Taxes with enforceability suspended (1)	258,246	12,872
Amortized Goodwill-TIM Fiber	(370,494)	(370,494)
Derivative financial instruments (4)	(154,718)	(13,139)
Capitalized interest - 4G	(262,608)	(291,783)
Deemed cost – TIM S.A.	(53,792)	(67,748)
Exclusion of ICMS from PIS and COFINS calculation basis (2)	-	(1,023,928)
IFRS16	303,833	209,234
Accelerated depreciation (3)	(266,464)	-
Other	20,982	87,214
	550,646	24,931

Deferred income tax and social contribution on temporary differences, not yet recognized	-	(72,665)
	550,646	(47,734)

Deferred Tax Asset	550,646	-
Deferred Tax Liability	-	(47,734)

 (1) Mainly represented by the Fistel fee for the financial year 2020, the commencement of its payment of which was postponed, on the basis of Provisional Act 952 of April 15, 2020.

(2) In March 2017, the Federal Supreme Court (“STF”) recognized the unconstitutionality of including ICMS amounts in the calculation basis of PIS and COFINS contributions. In June 2019, due to the final and unappealable decision, the amounts were recorded (see note 9). For purposes of taxation of IRPJ and CSLL, the management of the Company also supported by external legal opinions, understood to defer it until the time of the effective financial availability of the credit. In this way, deferred tax liabilities relating to the full amount, in the amount of R$ 1,039.7 million, were constituted. In August 2020, due to the procedural movement, the value was fully realized from the recalculation of the IRPJ and the CSLL, referring to the year ending in December 2019, with the objective of adding the resulting credit from this ICMS exclusion process from the calculation bases of the PIS and the COFINS to the calculation bases of said taxes.

(3) As form the 1Q20, TIM S.A. excludes the portion of acceleration of depreciation of movable assets belonging to property, plant and equipment assets from the calculation basis of the IRPJ and CSLL, due to their uninterrupted use in three operating shifts, supported by technical expert report, as provided for in Article 323 of the RIR/2018, or by the adequacy to the tax depreciation provided for in IN 1700/2017. Such tax adjustment generated a deferred liability of R$ 266.5 million until December 31, 2020 and applied as of January 1, 2020.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

(4) In 2020, R$ 53 million of deferred tax liabilities were recorded on the gain arising from the mark-to-market of the share subscription option related to Banco C6 partnership (note 41).

Expected recovery of tax credits

The estimates of recoverability of tax credits were calculated taking into consideration financial and business assumptions available at the end of 2020.

Based on these projections, the Company has the following expectation of recovery of credits:

Deferred income tax and social contribution	Tax losses and negative basis	Temporary differences
2021	157,080	464,891
2022	244,156	(43,881)
2023	73,892	(77,717)
2024 onwards	-	(267,775)
Total	475,128	75,518	550,646

The company based on a history of profitability and based on projections of future taxable results, constitutes deferred income tax credits and social contribution on all of its tax losses, negative social contribution basis and temporary differences.

The Company used credits from the negative basis of social contribution in the amount of R$ 325,583 during the year ended December 31, 2020 (R$ 95,389 on December 31, 2019, including tax losses).

11.	Prepaid expenses

	2020	2019

	223,394	245,524

Rentals and reinsurance	69,208	76,663
Incremental costs for obtaining customer contracts (1)	125,114	158,093
Other	29,072	10,768

Current portion	(149,796)	(175,868)
Non-current portion	73,598	69,656

(1) It is substantially represented by incremental costs related to sales commissions paid to partners for obtaining customer contracts arising from the adoption of IFRS 15, which are deferred to the result in accordance with the term of the contract and/or economic benefit, usually from 1 to 2 years.

12.	Judicial deposits

 They are recorded at historical cost and updated according to current legislation:

2020	2019

794,755	1,006,899

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

Civil	315,312	355,093
Labor	149,390	245,928
Tax	181,670	203,110
Regulatory	111	111
Online attachment (*)	148,272	202,657

(*) Refer to legal blockages directly in the company's current accounts and financial investments linked to certain legal proceedings. This amount is periodically analyzed and when identified, reclassification is made to one of the other specific accounts of the legal deposit item.

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

There are some processes with differentiated matters, in which the value set by ANATEL for vacating certain transmission sub-bands is discussed, enabling the implementation of 4G technology. In this case, the restated amount, deposited in court under discussion is R$ 70,560 (R$ 69,326 on December 31, 2019).

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third-party service providers.

The reduction is substantially due to the closure of several court cases offset by the corresponding court filings.

Tax

The Company has legal deposits, relating to tax matters, made to support several ongoing legal discussions. Such deposits mainly relate to the following discussions:

(a)	Use of credit in the acquisition of electricity directly employed in the production process of companies, matter with positive bias in the judiciary. The restated amount of deposits regarding this discussion is R$ 34,544 (R$ 73,326 on December 31, 2019).

(b)	CPMF levy on loan conversion operations into the Company’s equity; recognition of the right not to collect the contribution allegedly levied on the simple change of ownership of current accounts due to merger. The restated amount of deposits regarding this discussion is R$ 8,862 (R$ 10,342 on December 31, 2019).

(c)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The restated amount of deposits regarding this discussion is R$ 18,883 (R$ 18,855 on December 31, 2019).

(d)	Failure to approve the offsetting of federal debts against credits for withholding tax (“IRRF”) because it is alleged that the credits are insufficient, as well as the deposit placed to ensure the issue of a Tax Clearance Certificate. The current value of the deposits related to this discussion is R$ 11,317 (R$ 11,173 as of December 31, 2019).

(e)	Liability for ISS (Tax on Services) on import services and outsourced services; alleged failure to pay for land clearance and Base Transceiver Station (“BTS”) maintenance services, for ISS on the Company’s services and for ISS on co-billing services and software licensing (Blackberry). The Company´s right is to take advantage of the benefit of spontaneous declaration in order to reverse confiscatory fines for late payment. The restated amount of deposits regarding this discussion is R$ 7,843 (R$ 7,878 on December 31, 2019).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

(f)	Accessory services provided for in the agreement 69/98 ICMS incident on the provision of communication services of the amounts charged for ACCESS, Membership, Activation, qualification, availability, subscription and use of the services, among others. The restated amount of deposits regarding this discussion is R$ 3,329 (R$ 3,457 on December 31, 2019).

(g)	Requirement by ANATEL of the public price for the administration of numbering resources. The restated amount of deposits regarding this discussion is R$ 3,514 (R$ 3,471 on December 31, 2019).

(h)	Deposit made by TIM S. A – unconstitutionality and illegality of the collection of FUST (Fund for Universalisation of Telecommunications Services). The right not to collect FUST, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Industrial Exploitation of Dedicated Line), as well as the right not to suffer the retroactive collection of the differences determined in function of not observing sum 7/2005 of ANATEL. The restated amount of deposits regarding this discussion is R$ 58,664 (R$ 57,943 on December 31, 2019).

(i)	ICMS – Sundry. Deposits made in several processes that discuss ICMS charges, mainly related to discussions on loan, DIFAL, exempt and non-taxed services, ICAP and Covenant 39. The restated amount of deposits regarding this discussion is R$ 14,505 (R$ 7,984 on December 31, 2019).

(j)	CSLL - charges related to cases of Jornal do Brasil that were directed to the company, as well as charges related to successful Negative BC Compensation/Tax Loss. The restated amount of deposits regarding this discussion is R$ 9,739.

13.	Property, plant and equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated by the straight-line method, by terms that consider the expected useful lives of the assets and their residual value. On December 31, 2020 and 2019, the Company does not present indications of impairment in its fixed assets.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. The interest incurred in updating the provision is classified as financial expenses.

Gains and losses from disposals are determined by the comparison between the amounts of these disposals and the book value upon the transaction and are recognized in "Other net operating revenues (expenses)" in the statement of income.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

·	Changes in property, plant and equipment

	Balance at December 2019	Additions	Write-offs	Transfers	Balance at December 2020

Total cost of property, plant and equipment	43,358,751	4,687,207	(616,791)	-	47,429,167
Commutation / transmission equipment	22,817,681	10,464	(174,249)	3,222,020	25,875,916
Optical fiber cables	813,589	-	-	64,511	878,100
Leased handsets	2,489,995	912	(7,140)	159,569	2,643,336
Infrastructure	6,096,847	92,234	(8,063)	255,554	6,436,572
Informatics assets	1,721,251	1	(9,996)	59,130	1,770,386
General use items	859,505	1	(1,544)	44,325	902,287
Right of use in leases (1)	6,933,416	1,849,539	(415,060)	-	8,367,895
Land	40,794	-	-	-	40,794
Construction in progress	1,585,673	2,734,056	(739)	(3,805,109)	513,881
					-
Total accumulated depreciation	(25,746,587)	(3,767,678)	185,796	-	(29,328,469)
Commutation / transmission equipment	(16,389,213)	(1,906,480)	165,167	-	(18,130,526)
Optical fiber cables	(410,567)	(72,046)	-	-	(482,613)
Leased handsets	(2,256,863)	(143,309)	1,955	-	(2,398,217)
Infrastructure	(3,593,833)	(432,549)	7,528	-	(4,018,854)
Informatics assets	(1,565,309)	(62,649)	9,988	-	(1,617,970)
General use items	(590,658)	(48,403)	1,158	-	(637,903)
Right-of-use in leases	(940,144)	(1,102,242)	-	-	(2,042,386)
Total	17,612,164	919,529	(430,995)	-	18,100,698
Commutation / transmission equipment	6,428,468	(1,896,016)	(9,082)	3,222,020	7,745,390
Optical fiber cables	403,022	(72,046)	-	64,511	395,487
Leased handsets	233,132	(142,397)	(5,185)	159,569	245,119
Infrastructure	2,503,014	(340,315)	(535)	255,554	2,417,718
Informatics assets	155,942	(62,648)	(8)	59,130	152,416
General use items	268,847	(48,402)	(386)	44,325	264,384
Right-of-use in leases	5,993,272	747,297	(415,060)	-	6,325,509
Land	40,794	-	-	-	40,794
Construction in progress	1,585,673	2,734,056	(739)	(3,805,109)	513,881

(1) The amount of R$ 415,060 is represented by remeasurement of contracts and includes changes in the term and scope of leases and a review of the estimate in relation to low-value vehicle contracts.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

	Balance for Dec/18	Adoption of IFRS 16	Additions	Disposals	Transfers		Balance for Dec/19
						Other changes
Total cost of property, plant and equipment	33,832,803	5,256,114	4,855,684	(183,384)	-	(408,118)	43,353,099
Commutation/transmission equipment	20,806,249	-	17,662	(133,789)	2,121,907	-	22,812,029
Fiber optic cables	762,175	-	-	-	51,414	-	813,589
Leased handsets	2,313,945	-	519	(20,194)	195,725	-	2,489,995
Infrastructure (i)	6,133,810	-	-	(18,684)	294,851	(313,130)	6,096,847
Informatics assets	1,679,328	-	-	(9,366)	51,289	-	1,721,251
General use assets	796,839	-	-	(623)	63,289	-	859,505
Rights-of-use in leases	-	5,256,114	1,772,290	-	-	(94,988)	6,933,416
Land	40,794	-	-	-	-	-	40,794
Construction in progress	1,299,663	-	3,065,213	(728)	(2,778,475)	-	1,585,673

Total of Accumulated depreciation	(22,629,181)	-	(3,262,726)	150,972	-	-	(25,740,935)
Commutation/transmission equipment	(14,936,069)	-	(1,577,490)	129,998	-	-	(16,383,561)
Fiber optic cables	(345,532)	-	(65,035)	-	-	-	(410,567)
Leased handsets	(2,132,227)	-	(131,341)	6,705	-	-	(2,256,863)
Infrastructure (i)	(3,157,890)	-	(440,224)	4,281	-	-	(3,593,833)
Informatics assets	(1,512,114)	-	(62,561)	9,366	-	-	(1,565,309)
General use assets	(545,349)	-	(45,931)	622	-	-	(590,658)
Right-of-use in leases	-	-	(940,144)	-	-	-	(940,144)

Total	11,203,622	5,256,114	1,592,958	(32,412)	-	(408,118)	17,612,164
Commutation/transmission equipment	5,870,180	-	(1,559,828)	(3,791)	2,121,907	-	6,428,468
Fiber optic cables	416,643	-	(65,035)	-	51,414	-	403,022
Leased handsets	181,718	-	(130,822)	(13,489)	195,725	-	233,132
Infrastructure (i)	2,975,920	-	(440,224)	(14,403)	294,851	(313,130)	2,503,014
Informatics assets	167,214	-	(62,561)	-	51,289	-	155,942
General use assets	251,490	-	(45,931)	(1)	63,289	-	268,847
Rights-of-use in leases	-	5,256,114	832,146	-	-	(94,988)	5,993,272
Land	40,794	-	-	-	-	-	40,794
Construction in progress	1,299,663	-	3,065,213	(728)	(2,778,475)	-	1,585,673

The construction in progress represent the cost of projects in progress related to the construction of networks and/or other tangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

The lease rights of use are represented by leased agreements of identifiable assets within the scope of IFRS16 standard. These rights refer to leases of network infrastructure, stores and kiosks, real estate, land (Network) and fiber, as below:

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

Right-of-use in lease	Network infrastructure	Vehicles	Shops & kiosks & real estate	Land (Network)	Fiber	Total
Balances at December 31, 2019	3,172,142	6,988	479,472	1,539,913	794,757	5,993,272
Additions for the year	492,771	4,926	142,174	251,886	957,782	1,849,539
Remeasurement	(196,967)	(7,426)	(114,726)	(89,335)	(6,606)	(415,060)
Depreciation	(448,046)	(4,488)	(106,658)	(201,555)	(341,495)	(1,102,242)
Balances at December 31, 2020	3,019,900	-	400,262	1,500,909	1,404,438	6,325,509
Amortization percentage per year - %	12.41	38.35	22.60	9.87	24.69

·	Depreciation rates

Annual rate %
Commutation / transmission equipment	8–14.29
Fiber optic cables	4–10
Leased handsets	14.28–50
Infrastructure assets	4–20
Informatics assets	10–20
General use assets	10–20

In 2020, pursuant to IAS 16, the Company assessed the useful life estimates for their fixed assets, and concluded that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use.

14.	Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable) and reflect: (i) the purchase of authorizations and rights to use radio frequency bands, and (ii) software in use and/or development. Intangible assets also include: (i) infrastructure right-of-use of other companies, and (ii) goodwill on expectation of future profits in purchases of companies.

Amortization charges are calculated using the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Financial charges on funds raised generically (with no specific allocation), used to obtain a qualifying asset, which is an asset that necessarily demands a substantial period of time to become ready for intended use is capitalized as part of this asset’s cost when it is probable that will result in future economic benefits to the Entity and such costs can be reliably measured. Within this concept, we had the capitalization of costs for the acquisition of the 4G license and cleaning of the frequency of the 700 MHZ band acquired until September/19, when the asset was considered in operation by the management and from this date, the capitalization of interest and charges on this asset was terminated. These costs are amortized over the estimated useful lives.

On December 31, 2020, and 2019, the Company does not present indications of impairment in its intangible assets of defined and indefinite useful life.

The values of permits for the operation of SMP and rights to use radio frequencies, as well as software, goodwill and others are demonstrated as follows:

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

(a) Changes in intangible assets

	Balance at December 2019	Additions/ Amortization	Write-offs	Transfers	Balance at December 2020

Total cost of intangible assets	30,229,359	1,215,665	(974)	-	31,444,050
Software licenses	18,184,382	-	(974)	934,072	19,117,480
Authorizations	9,811,794	32,105	-	87,355	9,931,254
Goodwill	1,527,220	-	-	-	1,527,220
Infrastructure right-of-use - LT Amazonas	169,327	8,539	-	-	177,866
Other assets	327,360	-	-	2,266	329,626
Intangible assets under development	209,276	1,175,021	-	(1,023,693)	360,604

Total accumulated amortization	(20,561,032)	(1,856,917)	974	-	(22,416,975)
Software licenses	(15,093,166)	(1,286,295)	974	-	(16,378,487)
Authorizations	(5,278,413)	(537,828)	-	-	(5,816,241)
Infrastructure right-of-use - LT Amazonas	(60,204)	(7,762)	-	-	(67,966)
Other assets	(129,249)	(25,032)	-	-	(154,281)

Total	9,668,327	(641,252)	-	-	9,027,075
Software licenses (c)	3,091,216	(1,286,295)	-	934,072	2,738,993
Authorizations (f)	4,533,381	(505,723)	-	87,355	4,115,013
Goodwill (d)	1,527,220	-	-	-	1,527,220
Infrastructure right-of-use - LT Amazonas (e)	109,123	777	-	-	109,900
Other assets	198,111	(25,032)	-	2,266	175,345
Intangible assets under development	209,276	1,175,021	-	(1,023,693)	360,604

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

	Balance for Dec/18	Additions/ Amortization	Transfers	Other Changes (g)	Balance for Dec/19

Total cost of intangible assets	29,366,779	961,213	-	(98,633)	30,229,359
Right to use software	17,142,641	-	1,041,741	-	18,184,382
Authorizations	7,638,970	26,968	2,255,625	(109,770)	9,811,793
Goodwill	1,527,219	-	-	-	1,527,219
Right to use infrastructure - LT Amazonas	198,202	-	-	(28,874)	169,328
Other assets	307,654	-	19,708	-	327,362
Intangible assets under development	2,552,093	934,245	(3,317,074)	40,011	209,275

Accumulated amortization	(18,684,775)	(1,876,258)	-	-	(20,561,033)
Right to use software	(13,681,086)	(1,412,080)	-	-	(15,093,166)
Authorizations	(4,845,642)	(432,771)	-	-	(5,278,413)
Right to use infrastructure - LT Amazonas	(52,441)	(7,763)	-	-	(60,204)
Other assets	(105,606)	(23,644)	-	-	(129,250)

Total	10,682,004	(915,045)	-	(98,633)	9,668,326
Right to use software (c)	3,461,555	(1,412,080)	1,041,741	-	3,091,216
Authorizations	2,793,328	(405,803)	2,255,625	(109,770)	4,533,380
Goodwill (d)	1,527,219	-	-	-	1,527,219
Right to use infrastructure - LT Amazonas (e)	145,761	(7,763)	-	(28,874)	109,124
Other assets	202,048	(23,644)	19,708	-	198,112
Intangible assets under development (f)	2,552,093	934,245	(3,317,074)	40,011	209,275

Intangible assets under development represents the cost of projects in progress related to the acquisition of 4G authorizations and/or other intangible assets during the period of their construction and installation, up to the moment when they enter into operation, whereupon they will be transferred to the corresponding accounts for these assets. In addition, these intangible assets under development were assessed for impairment on December 31, 2020 and December 31, 2019, with no necessary adjustment.

(b) Amortization rates

Annual rate %

Software licenses	20
Authorizations	5–50
Right to use infrastructure	5
Other assets	7–10

(c) Software licenses

Software maintenance costs are recognized as an expense, as incurred. Development costs that are directly attributable to software product design and testing, and are identifiable and exclusive, controlled by the Group, are recognized as intangible assets when the capitalization criteria are met.

Directly attributable costs that are capitalized as part of the software product are related to employee costs directly allocated in its development.

(d) Goodwill registered in previous years

The Company has the following goodwill, based on the expected future profitability on December 31, 2020 and 2019:

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions - TIM Celular S.A (merged by Intelig, current TIM S.A), at the end of 2011, the subsidiary acquired Eletropaulo Telecomunicações Ltda. (which subsequently had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which subsequently had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012.

TIM Celular S.A. recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the purchase price allocation process, in the amount of R$1,159,649.

Goodwill acquisition of "Intelig" by TIM Participações – the goodwill arising from the acquisition of TIM S.A. (formerly ”Intelig") in December 2009 in the amount of R$ 210,015 is represented/based on the expectation of future profitability of the Company. Its recoverability is tested annually, through the impairment testing.

Goodwill from the acquisition of minority interests in TIM Sul and TIM Nordeste – TIM Participações S.A. acquired in 2005, all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$ 157,556.

Impairment test

As required by the accounting standard, the Company tests goodwill on business combinations involving TIM Group companies annually for impairment, and the methods and assumptions used by Management in the impairment testing of goodwill mentioned above are summarized below:

The Management of the Company understands that the smallest cash generating unit for impairment testing of goodwill in the acquisition of the company’s previously described covers the business at the consolidated level, therefore it covers the consolidated group. This methodology is aligned with the company's strategic direction. The Company represents a single cash-generating unit for the purpose of impairment test of assets with indefinite useful lives, pursuant to IAS 36.

On December 31, 2020, the impairment test was performed by comparing the book value with the fair value less the disposal costs of the asset, as foreseen in IAS 36.

For the calculation of fair value, the level of hierarchy within which the measurement of the fair value of the asset (cash generating unit) is classified was considered. For the company, as there is only one CGU this was classified in its entirety as Level 1, for the disposal costs we consider that it is irrelevant considering the variation between the fair value level 1 and the book value of the cash generating unit.

The fair value of Level 1 financial instruments comprises the instruments traded in active markets and based on quoted market prices on the balance sheet date. A market is considered active when the quoted prices are readily and regularly available from an Exchange, distributor, broker, industry group, pricing service or regulatory agency, and these prices represent actual market transactions which occur regularly on a purely commercial basis.

Its securities are traded on BOVESPA with code (TIMS3) and have a regular trading volume that allows the measurement (Level 1) as the product between the quoted price for the individual asset or liability and the amount held by the entity.

The measurement was made based on the value of the share at the balance sheet closing date and sensitivity tests were also performed and in none of the scenarios was identified any indication of impairment, being the fair value determined higher than the book value. Therefore, being the fair value higher than the carrying amount, it is not necessary to calculate the value in use. Therefore, the calculations carried out at the consolidated level essentially contemplate the results and accounting balances of TIM S.A., so the management of the Company concludes that the use of the fair value less of cost to sell methodology is adequate to conclude that there is no provision for impairment since the fair value less the cost to sell is higher than the carrying amount of the cash generating unit.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

(e) Infrastructure right-of-use - LT Amazonas

The company has signed infrastructure rights agreements with companies that operate electricity transmission lines in the Northern Region of Brazil. These contracts fall within the scope of IFRIC 4 and are classified as leases.

Additionally, the Company has signed network infrastructure sharing agreements with Telefónica Brasil S.A., also in the North Region. In these, the two operators optimize resources and reduce their respective operating costs (note 15).

(f) Authorizations

In this item are recorded the values related to the acquisition of Lot 2 in the auction of the 700 MHz band in the amount of R$ 1,739 million, in addition to the costs related to the cleaning of the frequency of the 700 MHZ band acquired, which totaled R$ 1,199 million, in nominal values. As it is a long-term obligation, the amount payable of R$ 1,199 million was reduced by R$ 47 million by applying the concept of adjustment to present value (“AVP”).

The aforementioned license falls under the concept of qualifying asset. Consequently, the financial charges on resources raised without a specific destination, used for the purpose of obtaining a qualifying asset, were capitalized between the years 2014 to 2019.

In September 2019, the asset was considered in operation by the management and from this date, the capitalization of interest and charges on this asset was terminated. The capitalized amount in the year ended December 31, 2019 was R$ 38,375.

(g) Other changes include:

i) Remeasurement of authorization amounts, pursuant to Anatel resolution 695/18, in the amount of R$ 109,770.

(ii) Interest capitalized as a result of the acquisition of the 4G license, pursuant to IAS 23, in the amount of R$ 40,011, since the respective license is a qualifying asset for interest capitalization.

15.       Leases

Leases that the Company, as a lessee, holds substantially all the risks and rewards of ownership are classified as leases. They are capitalized at the lease's commencement at the lower of the fair value of the leased asset and the present value of payments provided for in contract, and lease liability as a counterparty. Interest related to the leases is taken to income statement as financial expenses over the term of the contract.

Leases in which the Company, as a lessor, transfers substantially all the risks and rewards of ownership to the other party (lessee) are classified as finance leases. These lease values are transferred from the intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income statement as financial revenue over the contractual term.

Asset leases are financial assets or liabilities classified and/or measured at amortized cost.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

Assets

	2020	2019

LT Amazonas	162,198	156,378
	162,198	156,378

Current portion	(5,357)	(4,931)
Non-current portion	156,841	151,447

LT Amazonas

As a result of the contract signed with LT Amazonas, the Company signed network infrastructure sharing agreements with Telefónica Brasil S.A. In these agreements, the company and Telefónica Brasil S.A. share investments made in the Northern Region of Brazil. The company has monthly amounts receivable from Telefónica Brasil S.A. for a period of 20 years, adjusted annually by the IPC-A. The discount rate used to calculate the present value of the installments due is 12.56% per annum, considering the date of signing the agreement.

The table below includes the schedule of cash receipts for the agreement currently in force. The amounts represent the cash receipts estimated in the signed agreements and are stated at their nominal amounts. It should be noted that these balances differ from those shown in the books since, in the case of the latter, the amounts are shown at their present values:

	Nominal values	Present value

Up to December 2021	24,937	5,357
Jan 2022–Dec 2025	99,749	32,010
January 2026 onwards	190,633	124,831
	315,319	162,198

Liabilities

	2020	2019

LT Amazonas (i)	290,385	276,233
Sale of Towers (leaseback) (ii)	1,256,410	1,192,596
Other (iv)	115,027	115,973
Subtotal	1,661,822	1,584,802

Other leases (iii):
Lease-network	3,252,463	3,294,261
Lease - Vehicles	-	3,005
Lease - Stores & kiosks	175,660	255,857
Lease – Real estate	259,330	243,921
Lease - Land (Network)	1,606,567	1,600,456
Lease – Fiber	1,422,993	798,568
Subtotal lease IFRS 16	6,717,013	6,196,068
Total	8,378,835	7,780,870

Current portion	(1,054,709)	(873,068)
Non-current portion	7,324,126	6,907,802

The amount of interest paid in the year ended December 31, 2020 related to IFRS 16 is R$ 567,261 (R$ 592,323 in 2019).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

Changes to the lease liability are shown in note 36.

i) LT Amazonas

The Company executed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted from the date on which the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, restated annually at the IPCA.

The discount rate used to calculate the present value of the installments due is 14.44% per annum, considering the signing date of agreements with transmission companies.

The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the signed agreements. These nominal balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Nominal values	Present value

Up to December 2021	47,366	13,772
Jan 2022–Dec 2025	189,465	51,915
January 2026 onwards	362,223	224,698
	599,054	290,385

ii) Sale and leaseback of Towers

The Company entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for an amount of approximately R$3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provide for the towers to be transferred in tranches to ATC, due to the need to meet certain conditions precedent.

In total, 5,873 transfers of towers occurred, being 54, 336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted in a sales amount of R$ 2,651,247, of which R$ 1,088,390 was booked as deferred revenue and will be amortized over the period of the contract (note 22).

The discount rates used at the date of the transactions, ranging from 11.01% to 17.08% per annum, were determined based on observable market transactions that the company (the lessee) would have to pay on a similar lease and/or loan.

The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the agreement entered into with ATC. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Nominal values	Present value

Up to December 2021	201,457	28,576
Jan 2022–Dec 2025	805,829	163,141
January 2026 onwards	1,936,060	1,064,693
	2,943,346	1,256,410

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

 (iii) Other leases:

In addition to the lease operations mentioned above, the Company also has lease agreements that qualify within the scope of IFRS16.

The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the signed agreements. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Up to Dec 2021	Jan 2022–Dec 2025	Jan 2026 onwards	Nominal values	Present value
Total other leases	1,507,562	4,826,489	2,937,862	9,271,913	6,717,013
Lease - network	663,013	2,287,363	1,591,291	4,541,667	3,252,463
Lease - stores & kiosks	67,535	124,815	4,257	196,607	175,660
Lease - Real estate	59,348	181,870	131,678	372,896	259,330
Lease - Land (Network)	304,086	1,046,093	1,210,636	2,560,815	1,606,567
Lease – Fiber	413,580	1,186,348	-	1,599,928	1,422,993

The present value, principal and interest value on December 31, 2020 for the above contracts was estimated month-to-month, based on the average incremental rate of the Company’s loans, namely 9.06% (10.55% in 2019).

The lease amounts considered low value or lower in the 12-month period recognized as rental expense on December 31, 2020 is R$ 28,523 (R$ 82,110 on December 31, 2019).

(iv) It is substantially represented by commercial leasing transactions in transmission towers.

16.	Regulatory credits recoverable

 These refer to Fistel credit amounts arising from the reduction of the client base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used in the reduction of the TFF contribution (operating supervision fee) due to Fistel.

On December 31, 2020, this credit is R$ 43,906 (R$ 33,090 in 2019).

17.	Suppliers

 Accounts payable to suppliers are obligations payable for goods or services that were acquired in the usual course of business. They are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method. Given the short maturity of these obligations, in practical terms, they are usually recognized at the value of the corresponding invoice.

	2020	2019

	3,128,732	3,923,035

Domestic currency	2,932,486	3,769,298
Suppliers of materials and services (a)	2,839,547	3,667,152
Interconnection (b)	64,066	67,396

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

Roaming (c)	212	441
Co-billing (d)	28,661	34,309

Foreign currency	196,246	153,737
Suppliers of materials and services (a)	148,888	116,057
Roaming (c)	47,358	37,680

Current portion	3,128,732	3,923,035

(a) Represents the amount to be paid to suppliers in the acquisition of materials and in the provision of services applied to the tangible and intangible asset or for consumption in the operation, maintenance and administration, in accordance with the terms of the contract between the parties.

(b) Refers to as the use of the network of other fixed and mobile operators such cases where calls are initiated on the TIM network and terminated on the other operators.

(c) Refers to calls made when the customer is outside their registration area and is considered a visitor on the other network.

(d) Refers to calls made by the customer when choosing another long-distance operator.

18.	Authorizations payable

 On December 31, 2020, the Company has the following commitments with ANATEL:

	2020	2019

Renewal of authorizations (i)	188,498	199,363
Updated ANATEL liability (ii)	146,949	126,974
	335,447	326,337
Current portion	(102,507)	(88,614)
Non-current portion	232,940	237,723

(1)	To provide the SMP, the Company obtained authorizations of the right to use radio frequency for a fixed term, renewable for another 15 (fifteen) years. In the option for the extension of the right of this use, it is due the payment of the amount of 2% on the net revenue of the region covered by the authorization that ends each biennium. On December 31, 2020, the Company had balances falling due related to renovation of authorizations in the amount of R$ 188,498 (R$ 199,363 on December 31, 2019).

(2)	On December 5, 2014, the company signed the authorization term of the 700 MHz band and paid the equivalent of R$ 1,678 million, recording the remaining balance in the amount of R$ 61 million as commercial liability, according to the payment method provided for in the notice.

On June 30, 2015, the company filed a lawsuit questioning the collection of the excess nominal value of R$ 61 million (R$ 147 million on December 31, 2020) which is still pending trial.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

The primary authorizations held by TIM S.A. on December 31, 2020, as well as their expiration dates, are shown in the table below:

Expiry date
Terms of authorization	450 MHz	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 band (4G)	2500 MHz P** band (4G)	700 MHz (4G)
Amapá, Roraima, Pará, Amazonas and Maranhão	-	Mar 2031*	Apr 2023	Apr 2023	Oct 2027	Part of AR92 (PA) – Feb 2024*	Dec 2029
Rio de Janeiro and Espírito Santo	Oct 2027	Mar 2031*	ES - Apr 2023	Apr 2023	Oct 2027	Part of AR21 (RJ) – Feb 2024*	Dec 2029
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except for the municipality of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	PR – Oct 2027	Mar 2031*	Apr 2023	Apr 2023	Oct 2027	Part of AR61 (DF) – Feb 2024*	Dec 2029
São Paulo	-	Mar 2031*	Countryside – Apr 2023	Apr 2023	Oct 2027	-	Dec 2029
Paraná (except counties of Londrina and Tamarana)	Oct 2027	Sep 2022*	Apr 2023	Apr 2023	Oct 2027	AR41, except Curitiba and the Metropolitan Region – Feb 2024* AR41, Curitiba and Metropolitan Region – July 2031	Dec 2029
Santa Catarina	Oct 2027	Sep 2023*	Apr 2023	Apr 2023	Oct 2027	-	Dec 2029
Municipality and region of Pelotas, in the state of Rio Grande do Sul	-	Apr 2024*	-	Apr 2023	Oct 2027	-	Dec 2029
Pernambuco	-	May 2024*	-	Apr 2023	Oct 2027	Part of AR81 – July 2031	Dec 2029
Ceará	-	Nov 2023*	-	Apr 2023	Oct 2027	-	Dec 2029
Paraíba	-	Dec 2023*	-	Apr 2023	Oct 2027	-	Dec 2029
Rio Grande do Norte	-	Dec 2023*	-	Apr 2023	Oct 2027	-	Dec 2029
Alagoas	-	Dec 2023*	-	Apr 2023	Oct 2027	-	Dec 2029
Piauí	-	Mar 2024*	-	Apr 2023	Oct 2027	-	Dec 2029

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

Minas Gerais (except the municipalities of Sector 3 of the PGO for 3G radio frequencies and leftovers)	-	Apr 2028*	Apr 2023	Apr 2023	Oct 2027	Part of AR31 – Feb 2030*	Dec 2029
Bahia and Sergipe	-	Aug 2027*	-	Apr 2023	Oct 2027	-	Dec 2029

* Terms already renewed for 15 years, therefore without the right to a new renewal period.

** Only complementary areas in specific states.

19.	Loans and financing

 They are classified as financial liabilities measured at the amortized cost and represented by non-derivative financial liabilities that are usually traded before maturity.

In the initial recognition, they are recorded at the fair value and after the initial recognition they are measured based on the effective interest rate method. Appropriations of financial expenses according to the effective interest rate method are recognized in income statement under financial expenses.

Description	Currency	Charges	Maturity	2020	2019
BNDES (1)	URTJLP	TJLP at TJLP + 2.52% p.a.	July 2022	-	240,008
BNDES (1)	UM143	SELIC + 2.52% p.a.	July 2022	-	374,461
BNDES (PSI) (1)	R$	3.50% p.a.	Jan 2021	-	18,071
KFW Finnvera (2)	USD	Libor 6M+ 0.75% p.a.	Jan 2024–Dec 2025	344,125	330,217
Debentures (2)	BRL	104.1% CDI	July 2020	-	1,025,965
Cisco Capital (2)	USD	2.50% p.a.	Dec 2020	-	40,366
BAML (2)	EUR	0.279% p.a.	Aug 2021	570,844	-
Scotland (2)	USD	1.734% p.a.	Aug 2021	1,030,761	-
BNP Paribas (2)	USD	2.822% p.a.	Jan 2022	399,302
Total				2,345,032	2,029,088
Current				(1,689,385)	(1,384,180)
Non-current				655,647	644,908

Warranties

(1) Certain receivables of the Company.

(2) Does not have a guarantee.

The Company's financing, contracted with BNDES, was obtained for the expansion of the mobile telephone network and had restrictive contractual clauses that provide for the fulfilment of certain financial and non-financial rates calculated every six months. In February 2020 the company made the full prepayment of financing obtained from BNDES, however there are still contracts in effect with the bank regulating the lines of credit available for withdrawal that are shown in the table below: Financial indices are: (1) Shareholders' equity over total assets; (2) EBITDA on net financial expenses; (3) Total financial debt on EBITDA and (4) Short-term net financial debt to EBITDA. The Company has been complying with all the established financial ratios.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

In May 2018, the company obtained a new credit line in the amount of R$ 1,500 million from BNDES to finance investments in fixed assets (Capex) for the 2017-2019 triennium with a term of use until March 2022. As of March 2019, with the hiring of Finame Direto, the Company replaced the sub-credit "B" of this contract (equivalent to R$ 390 million). This new credit line in the amount of R$ 390 million with Finame, a company of the BNDES system aimed at improving the conditions of one of the sub-credits, of equal value, contracted with BNDES in May 2018, both in terms of term and cost. The cost of this line is IPCA plus interest of up to 2.99% per year and its availability extends until March 2022, without any disbursement obligations.

In January 2020, a new credit line in the principal amount of R$ 752 million, was secured between Banco do Nordeste do Brasil S.A. as a creditor and TIM S.A. as a borrower, guaranteed by bonds and receivables. The agreement has a total term of 8 years, 3 of which are grace period and 5 of amortization, to subsidize company´s capex plan for the next 3 years (2020-2022) in the Northeast region. The credit line is divided into two tranches: i) R$325 million to IPCA + 1.44% p.a. or IPCA +1.22% considering 15% of compliance bonuses; and ii) R) 427 million to IPCA + 1.76% p.a. or IPCA +1.48% considering 15% of compliance bonuses. Disbursement in installments scheduled for 2021 and 2022.

In July 2020, the Company settled on maturity the debentures issues in January 2019, in the amount of R$ 1,018 million.

The table below shows the position of financing and available lines of credit:

					Remaining amount
Type	Currency	Opening date	Term	Total amount		Amount used up to December 31, 2020
BNDES (i)	TJLP	May 2018	Mar 2022	1,090,000	1,090,000	-
BNDES (ii)	TJLP	May 2018	Mar 2022	20,000	20,000	-
FINAME (iii)	IPCA	Mar 2019	Mar 2022	390,000	390,000	-
BNB (iv)	IPCA	Jan 2020	June 2023	752,479	752,479	-
Total R$:				2,252,479	2,252,479	-

Objective:

(i)	Support to TIM's investment plan for the years 2017 to 2019 including, but not limited to, the acquisition of national equipment
(ii)	Investments in social projects within the community
(iii)	Exclusive application in the acquisition of machinery and equipment, industrial systems and/or other components of national manufacture.
(iv)	Support to TIM's investment plan for the years 2020 to 2022 in the region of operation of Banco do Nordeste do Brasil

As a result of the more efficient loan and financing management strategy, in February 2020 the Company pre-paid its total debt with BNDES at a cost of 171% of the CDI, replacing it with new loans with Bank of America Merrill Lynch (BAML) in the amount of R$ 425 million and The Bank of Nova Scotia (Scotia) in the amount of R$ 375 million. Both loans were obtained in foreign currency and have an average cost of 108.3% of the CDI rate.

In April 2020, the Company contracted a new loan in foreign currency with the Bank of Nova Scotia in the amount of R$ 574.2 million, with a cost of 155% of the CDI and a term of one year, aimed to strengthen the cash during the period of the crisis generated by the pandemic.

In May 2020, Company signed a new loan transaction in foreign currency with BNP Paribas in the amount of R$ 426 million at a cost of 155% of the CDI and a term of 1.5 years. The cash inflow related to this loan occurred in July 2020. The operation aimed to strengthen cash reserves during the crisis period generated by the pandemic.

The Company has swap operations, protecting itself from the risks of devaluation of the real in relation to the US dollar and euro in its loans and financing operations. However, it does not apply to “hedge accounting” (see note 36).

Loans and financing on December 31, 2020 due in long-term is in accordance with the following schedule:

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

2022	483,001
2023	86,834
2024	58,308
2025	27,504
655,647

The nominal value of the loans is consistent with their respective payment schedule.

Nominal value

2021	1,689,385
2022	483,001
2023	86,834
2024	58,308
2025	27,504
2,345,032

Fair value of loans

In Brazil, there is no consolidated long-term debt market with the characteristics verified in the financing obtained from Cisco and KFW Finnvera, which has the Finnish development agency Finnvera as guarantor. Both are financing for the purchase of equipment and, therefore, have a character of subsidy and promotion of commercial activity between the company and certain suppliers. For the purposes of fair value analysis, considering the characteristics of this transaction, the company understands that its fair value is equal to that recorded on the balance sheet.

With respect to proceeds contracted with the Bank of Nova Scotia, Bank of America and BNP Paribas, the fair value of these loans is the present value the swap contracts that protect the company from changes in exchange rates and interest. The fair value of the operations on December 31, 2020 are, respectively, R$ 1,035,473, R$ 569,917 and R$ 409,935.

20.	Indirect taxes, charges and contributions payable

	2020	2019

Indirect taxes, fees and contributions payable	938,880	466,603

ICMS	359,498	377,105
Taxes and fees - ANATEL (1)	509,087	22,009
Service tax – ISS	66,082	61,673
Other	4,213	5,816

Current portion	(935,778)	(463,606)
Non-current portion	3,102	2,997

(1) Fistel fee for the financial year 2020 has been deferred from the start of its payment, on the basis of Provisional Act 952 of April 15, 2020. Until December 31, 2020, the fee was not paid based on an injunction issued by the Regional Court of the 1st Region.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)
21.	Direct taxes, charges and contributions payable

Current income tax and social contribution charges are calculated on the basis of the tax laws enacted, or substantially enacted, up to the balance sheet date.

The legislation allows companies to opt for quarterly or monthly payment of income tax and social contribution. Since 2016 the company has chosen to make the monthly payment of income tax and social contribution.

	2020	2019

Direct taxes, fees and contributions payable	508,743	508,615

Income tax and social contribution	313,145	346,097
PIS / COFINS	154,353	130,327
Other (1)	41,245	32,191

Current portion	(296,299)	(296,305)
Non-current portion	212,444	212,310

(1) The breakdown of this account mainly refers to the company's adhesion to the Tax Recovery Program - REFIS from 2009 for payment of installments of the outstanding debts of federal taxes (PIS – Social Integration Program, COFINS – Contribution to Social Security Financing, IRPJ – Corporate Income Tax and CSLL – social contribution on Net Income), whose final maturity will be on October 31, 2024.

22.	Deferred revenues

	2020	2019

Deferred revenues	1,021,924	1,109,112

Services to be rendered - pre-paid (1)	189,482	186,310
Government grants (2)	24,732	42,159
Network Swap (3)	-	2,713
Prepaid revenues	11,163	11,651
Deferred revenue on sale of towers (4)	788,921	843,017
Contractual liabilities (5)	7,626	23,262

Current installment	(266,436)	(281,930)
Non-current installment	755,488	827,182

(1) Referring to the recharge of voice credits and data not yet used by customers relating to prepaid system services that are appropriate to the result when the actual use of these services by clients.

(2) Referring to the release of resources related to the financing line with BNDES (Investment Support Program-BNDES PSI). The sum of grants granted by BNDES up to December 31, 2020 is R$ 203 million and the outstanding amount on December 31, 2020 is R$ 24,732 (R$ 42,159 on December 31, 2019). This amount is being amortized by the useful life of the asset being financed and appropriated in the group of “other net revenues (expenses)” (note 28).

(3) Mainly referring to contracts for the onerous and reciprocal transfer of optical fiber infrastructure.

(4) Referring to the amount of revenue to be appropriated by the sale of the towers (note 15).

(5) Contract with clients. The balance of contractual assets and liabilities is as follows:

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

	2020	2019

Accounts receivable included in trade accounts receivable	2,000,764	2,413,865
Contractual assets (note 6)	14,914	15,142
Contractual liability	(7,626)	(23,262)

The contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where the discount may be given on equipment and / or service, generating a contractual asset or liability, respectively, depending on the nature of the offer in question.

Summary of the main variations in the period:

Contractual assets (liabilities)

Balance at January 1, 2020	(8,120)
Additions	(369)
Write-offs	15,777
Balance at December 31, 2020	7,288

The balances of contractual assets and liabilities are expected to be realized according to the table below:

	2021	2022
Contractual assets (liabilities)	8,611	(1,323)

The Company in line with paragraph 121 of IFRS 15, is not presenting the effects of information on customer contracts with terms of duration of less than 1 year.

23.	Provision for legal and administrative proceedings

The Company is an integral part in judicial and administrative proceedings in the civil, labor, tax and regulatory spheres, which arise in the normal course of its business.

The provision is constituted based on the opinions of the company's legal advisors and management, for amounts considered sufficient and adequate to cover losses and risks considered probable. Situations where losses are considered probable and possible are recorded and disclosure, respectively, by their updated values, and those in which losses are considered remote are not disclosed.

The provision for judicial and administrative proceedings constituted, updated, is composed as follows:

	2020	2019

Provision for legal and administrative proceedings	886,947	840,637

Civil (a)	245,432	212,702
Labor (b)	213,026	261,837
Tax (c)	399,288	333,717
Regulatory (d)	29,201	32,381

The changes in the provision for judicial and administrative proceedings are summarized below:

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

	December 2019	Additions, net of reversals	Payments	Inflation adjustment	December 2020

	840,637	322,565	(413,634)	137,379	886,947

Civil (a)	212,702	224,417	(266,872)	75,185	245,432
Labor (b)	261,837	55,727	(138,899)	34,361	213,026
Tax (c)	333,717	45,659	(7,792)	27,704	399,288
Regulatory (d)	32,381	(3,238)	(71)	129	29,201

	December 2018	Additions, net of reversals	Payments	Monetary adjustment	December 2019

	849,408	547,691	(715,203)	158,741	840,637

Civil (a)	111,301	348,012	(335,640)	89,028	212,701
Labor (b)	435,438	96,235	(301,971)	32,136	261,838
Tax (c)	271,214	103,354	(77,341)	36,490	333,717
Regulatory (d)	31,455	90	(251)	1,087	32,381

The Company is subject to several legal actions and administrative procedures proposed by consumers, suppliers, service providers and consumer protection agencies and treasury agencies, which deal with various matters that arise in the normal course of the business. The main processes are summarized below:

a. Civil proceedings

a. 1 Consumer lawsuits

The Company is a party in lawsuits related to various claims filed by consumers, in the judicial and administrative spheres. The aforementioned actions in the amount of R$ 139,429 (R$ 135,290 on December 31, 2019) refer mainly to alleged improper collection, cancellation of contract, quality of services, defects and failures in the delivery of handsets and improper inclusion in debtors’ lists.

a.2 Consumer protection agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, it is discussed: (i) alleged failures in the provision of network services; (ii) questions of quality in service; (iii) alleged violations of the SAC [customer service hotline] decree; (iv) alleged contractual violations; (v) alleged misleading advertising and; (vi) discussion of the collection of loyalty fines, in cases of theft and theft of the device. The amounts involved are equivalent to R$ 51,713 (R$ 31,221 on December 31, 2019).

a.3 Former trading partners

TIM is a defendant in lawsuits proposed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The amounts involved are equivalent to R$ 18,634 (R$ 12,812 on December 31, 2019).

a.4 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) renewal of lease agreements; (ii) shareholding subscription shares; (iii) indemnity lawsuits; (iv) alleged breach of contract and; (v) collection lawsuits. The amounts involved are equivalent to R$ 33,682 (R$ 27,039 on December 31, 2019).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

a.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents who discuss aspects related to licensing, among which environmental licensing and structure licensing (installation/operation). The amounts involved are equivalent to R$ 610 (R$ 498 on December 31, 2019).

a.6 ANATEL

The Company is a party to lawsuits against ANATEL, in which it is discussed: (i) debit related to the collection of 2% of revenues from Value - Added Services-VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies and (iii) alleged non-compliance with service quality targets. The amounts involved are equivalent to R$ 1,364 (R$ 1,342 on December 31, 2019).

b. Labor proceedings

The main labor claims with probable risk are summarized below:

These are processes involving several labor claims filed by both former employees, in relation to matters such as salary differences, levelling, payments of variable compensation, additional legal and working hours, as well as by former employees of service providers, all of whom, taking advantage of the labor laws in force require it to keep the Company in compliance with labor obligations does not abided by contractors hired for that purpose.

From the total of 1,873 Labor claims on December 31, 2020 (2,408 on December 31, 2019) filed against the company, the majority relate to claims involving former employees of service providers followed by lawsuits from employees of their own. The provision of these lawsuits totals R$ 213,026, adjusted for inflation (R$ 252,968 at December 31, 2019).

c. Tax lawsuits

	2020	2019
Federal taxes	182,147	155,495
State taxes	135,891	93,790
Municipal taxes	5,633	8,227
TIM S.A. proceedings (purchase price allocation)	75,617	76,205
	399,288	333,717

The total recorded provision is substantially composed of the following processes whose indicated values are estimated by the indices established by the federal government for late taxes, being linked to the change in the SELIC rate:

Federal taxes

The provision is substantially composed of the following processes:

(i)	The provision for TIM S.A. supports fifty-five proceedings, relating to questions involving the impact on operations of CIDE, CPMF, CSLL, IRRF, spontaneous denunciation of the fine in the payment of FUST and ancillary obligations. Of this total, the amounts involved in the legal proceedings that seek recognition of the right not to collect the CPMF allegedly incident on simultaneous transactions of purchase and sale of foreign currency and exchange of account ownership arising from corporate incorporation, whose provisioned values, updated, equal to R$ 8,355 (R$ 9,560 on December 31, 2019), as well as the amount related to the fine and interest of the contribution to FUST of 2009, where the benefit of spontaneous denunciation is not being recognized, whose provisioned and updated value is R$ 14,564 (R$ 14,564 on December 31, 2019).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

(ii)	The Company constituted a provision for a process aimed to collecting the pension contribution withheld at the rate of 11% to which, allegedly, payments made by the company to other legal entities should have been submitted as remuneration for various activities, whose provisioned and updated value is R$ 38,584 (R$ 37,977 on December 31, 2019).

(iii)	Additionally, in the second quarter of 2019, the company constituted the provision for the FUST process, which seeks the unconstitutionality and illegality of the collection of FUST (Telecommunications Services Universalization Fund). Lawsuit for the recognition of the right not to collect Fust, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Dedicated Line Industrial Exploitation), as well as the right not to suffer the retroactive collection of the differences determined due to not observing sum 7/2005 of ANATEL, in the amount of R$ 58,988 (R$ 58,116 on December 31, 2019).

(iv)	In June 2020, the company makes provision for federal compensation processes arising from a repurchase carried out in 2006, for which the documentary support was not robust enough after appraisals carried out. The amount provisioned and updated for December 2020 is R$ 5,313 (without correspondence from December/2019).

State taxes

The provision is substantially composed of the following processes:

The provision of the TIM S.A. in support of seventy-five cases, among which the following stand out: (i) the amounts involved in the proceedings, that the question of the reversal of the amounts payable for the ICMS tax, as well as the supporting documentation for the verification of the loan are appropriate for a Company whose values are recorded up-to-date, amounting to R$ 36,491 (R$ 23,558 on December 31, 2019), (ii) the amount to be offered to tax for the provision of telecommunications services, which is up-to-date, equal to R$ 5,135 (R$ 5,037 on December 31, 2019), as well as (ii) the charges on the grounds of supposed differences in both the inputs as the output of goods in the process of the withdrawal amount of the inventory, whose values are updated to the equivalent of R$ 15,751 (R$ 15,460 on December 31, 2019); (iv) the launching of credits related to the return of cellular phones assigned under gratuitous loan, whose updated amounts are equivalent to R$ 11,125 (R$ 10,826 on December 31, 2019); (v) subsidies for the handset, whose values are updated to the equivalent of R$ 8,767 (R$ 8,644 on December 31, 2019) and (vi) amounts allegedly improperly credited relating to CIAP credits, whose updated amounts are equivalent to R$ 14,912 (without correspondence on December 31, 2019).

Municipal taxes

It is also worth noting the amounts involved in the assessments that questions the withholding and collection of the ISS-source of third-party services without employment relationship, as well as the collection of its own ISS corresponding to services provided in co-billing.

d. Regulatory processes

ANATEL initiated administrative proceedings against the company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP and STFC regulations, among others.

On December 31, 2020, the amount indicated for the procedures for the determination of non-compliance with obligations (“PADOs”), considering the inflation adjustment, classified with risk of probable loss is R$ 29,201 (R$ 32,381 on December 31, 2019).

e. Judicial and administrative proceedings whose losses are assessed as possible

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

The Company has actions of a civil, labor, tax and regulatory nature involving risks of loss classified by its legal advisors and the administration as possible, for which there is no provision for legal and administrative proceedings constituted, and no adverse material effects are expected in the financial statements, according to the values presented below:

	2020	2019

	18,147,562	18,395,727

Civil (e.1)	1,101,332	1,032,637
Labor and Social Security (e. 2)	340,801	459,020
Tax (e.3)	16,586,353	16,196,077
Regulatory (e.4)	119,076	707,993

Legal and administrative proceedings whose losses are assessed as possible and monitored by Management are disclosed at their updated values.

 The main lawsuits with risk of loss classified as possible, are described below:

e.1. Civil

	2020	2019
Consumer lawsuits (e. 1.1)	220,347	374,860
ANATEL (e.1.2)	223,066	220,526
Consumer protection agencies (e.1.3)	160,279	32,847
Former trading partners (e.1.4)	193,529	180,226
Environmental and infrastructure (e.1.5)	154,187	125,201
Other (e.1.6)	149,924	98,977
	1,101,332	1,032,637

e.1.1 Consumer lawsuits

They mainly refer to actions for alleged improper collection, cancellation of contract, quality of services, defects and failures in the delivery of devices and undue negative entry.

e.1.2 ANATEL

The Company is a party to lawsuits against ANATEL, in which it is discussed: (i) debit related to the collection of 2% of revenues from Value - Added Services-VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies and (iii) alleged non-compliance with service quality targets.

e.1.3 Consumer protection agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, it is discussed: (i) alleged failures in the provision of network services; (i) alleged failure in the delivery of handsets; (iii) alleged non-compliance with state laws; (iv) hiring model and alleged improper charges of Value-Added Services-VAS; (v) alleged violations of the SAC decree; (vi) alleged contractual violations; and (vii) blocking of data.

e.1.4 Former Trading Partners

TIM is a defendant in actions proposed by several former trading partners in which are claimed, among others, values based on alleged contractual defaults.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

1. 5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents that discuss aspects related to (1) environmental licensing and structure licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by Telecom structures; (ii) renewal of land leases for site installation; (iii) dumping on leased land for site installation; (iv) presentation of registering data, among others.

e.1.6 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) renewal of lease agreements; (ii) shareholding subscription shares; (iii) indemnity lawsuits; (iv) alleged breach of contract and; (v) collection lawsuits.

e.2. Labor and Social Security

e.2.1. Social Security

TIM S.A received a Tax Notice for the Release of the Debt relating to the alleged irregularity in the payment of social security contributions relating to the payment of Profit Sharing, in the likely updated amount of R$ 9,487 (R$ 22,587 on December 31, 2019). Moreover, it received Tax Notifications of Release of Debts, referring to the alleged irregularity in the collection of Social Security contributions on installments received as indemnity allowances, unadjusted bonuses, hiring bonuses and incentives, in the total possible amount of R$ 22,829, updated (R$ 38,382 on December 31, 2019).

e.2.2. Labor

There are 3,038 Labor claims on December 31, 2020 (3,976 on December 31, 2019) filed against the company and with possible risk, concerning claims involving former employees and employees of service providers in the amount of updated R$ 317,971 (R$ 459,020 on December 31, 2019).

The other values are related to labor processes of various requests filed by former employees of their own and third-party companies.

e.3. Tax

	2020	2019

	16,586,353	16,196,077

Federal taxes (e.3.1)	4,268,212	4,279,570
State taxes (e.3.2)	8,562,352	8,221,808
Municipal taxes (e.3.3)	740,813	703,132
FUST, FUNTTEL and EBC (e.3.4)	3,014,976	2,991,567

The values presented are corrected, in an estimated way, based on the SELIC index. The historical amount involved is R$ 11,976,959 (R$ 11,549,274 on December 31, 2019).

e.3.1. Federal taxes

As of December 31, 2020, the total amount assessed against the TIM Group in relation to federal taxes is R$ 4,268,212 (R$ 4,279,570 on December 31, 2019). The following are the most significant matters in dispute with tax authorities:

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

a.	Allegation of alleged incorrect use of tax credits for carrying out a reverse merger, amortization of goodwill paid on the acquisition of cell phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other reflections and disallowances of compensations and deductions paid by estimate, allegedly improper use of the SUDENE benefit due to lack of formalization of the benefit at the Internal Revenue Service (RFB), and failure to pay IRPJ and CSLL due by estimate. The amount involved is R$ 2,715,670 (R$ 2,672,754 on December 31, 2019).

b.	Method of compensation for tax losses and negative bases. The amount involved is R$ 193,181 (R$ 203,302 on December 31, 2019)

c.	Collection of CSLL on currency changes arising from swap transactions accounted for by the cash regime. The amount involved is R$ 67,572 (R$ 66,164 on December 31, 2019).

d.	Collection of IRRF [withholding income tax] on income of residents abroad, including those remitted by way of international roaming and payment to unidentified beneficiaries, as well as the collection of CIDE on payment of royalties on remittances abroad, including remittances by way of international roaming. The amount involved is R$ 259,088 (R$ 256,833 on December 31, 2019).

e.	Collection of IRPJ, PIS/COFINS and CSLL debits arising from non-homologation or partial homologation of compensations made by the company from credits of withholding taxes on financial investments and negative balance of IRPJ. The amount involved is R$ 399,691 (R$ 427,233 on December 31, 2019).

e.3.2. State taxes

As of December 31, 2020, the total amount assessed against the TIM Group in relation to states taxes is R$ 8,562,352 (R$ 8,221,808 on December 31, 2019). The following are the most significant matters in dispute with tax authorities:

a.	Non-inclusion in the ICMS calculation basis of unconditional discounts offered to customers, as well as a fine for the alleged failure to comply with a related accessory obligation, including for the failure to present the 60i record of the SINTEGRA file. The involved amount is R$ 1,128,741 (R$ 1,053,411 on December 31, 2019).

b.	Use of tax benefit (program for the promotion of integrated and sustainable economic development of the Federal District - PRÓ-DF) granted by the taxing entity itself, but later declared unconstitutional, as well as alleged improper credit of ICMS arising from the interstate purchase of goods with tax benefit granted in the state of origin. The amount involved is R$ 492,935 (R$ 887,637 on December 31, 2019). The change is due to the partial favorable outcome, in the amount of R$ 254 million.

c.	Credit reversal and extemporaneous credit related to acquisitions of permanent assets. The involved amount to TIM S.A. is R$ 608,316 (R$ 731,864 on December 31, 2019). The change is due to the partial favorable outcome, in the amount of R$ 67 million.

d.	Credits and chargebacks of ICMS, as well as the identification and documentary support of values and information released in customer accounts, such as tax rates and credits granted in anticipation of future surcharges (special credit), as well as credits related to tax substitution operations and exempt and untaxed operations. On December 31, 2020, the involved amount is R$ 3,356,501 (R$ 3,284,473 on December 31, 2019).

e.	Use of credit in the acquisition of electricity directly employed in the production process of companies. The amount involved is R$ 134,494 (R$ 131,057 on December 31, 2019).

f.	Alleged conflict between the information contained in ancillary obligations and the collection of the tax, as well as specific questioning of fine for non-compliance with ancillary obligations. The amount involved is R$698,673 (R$138,684 on December 31, 2019). The change is due to the addition of two new cases in São Paulo, in the amount of R$362 million and R$183 million.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

g.	Alleged lack of collection of ICMS due to the gloss of chargebacks related to the prepaid service, improper credit of ICMS in the outputs of goods allegedly benefited with reduction of the calculation base, as well as an allegation of improper non-inclusion of Value-Added Services (VAS) of the ICMS calculation basis. The amount involved is R$ 249,271 (R$ 198,505 on December 31, 2019).

h.	Launch of credits related to the return of mobile devices lent on loan. The amount involved is R$ 197,521 (R$ 180,920 on December 31, 2019).

i.	Collection of ICMS related to subscription services and their alleged improper non-inclusion in the ICMS calculation base due to their nature. The amount involved is R$ 260,447 (R$ 249,659 on December 31, 2019).

e.3.3. Municipal taxes

As of December 31, 2020, the total amount assessed against the TIM Group in relation to municipal taxes is R$ 740,813 (R$ 703,132 on December 31, 2019). The following are the most significant matters in dispute with tax authorities:

a.	Collection of ISS, as well as the punitive fine for the absence of the supposed tax due, on several revenue accounts of the company. The amount involved is R$ 150,023 (R$ 147,572 on December 31, 2019).

b.	Collection of ISS on importation of services or services performed in other municipalities. The amount involved is R$ 385,536 (R$ 300,669 on December 31, 2019).

c.	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The amount involved is R$ 126,159 (R$ 120,503 on December 31, 2019).

e.3.4. FUST and FUNTTEL

The total amount charged against the TIM Group in relation to the contributions to FUST and FUNTTEL with a possible risk rating is R$ 3,014,976 (R$ 2,991,567 on December 31, 2019). The main discussion involves the collection of the contribution to FUST and FUNTTEL (Fund for the technological development of Telecommunications) from the issuance by ANATEL of Sum no. 07/2005, aiming, among others, and mainly, the collection of the contribution to FUST and FUNTTEL on interconnection revenues earned by mobile telecommunications service providers, from the validity of Law 9998/2000.

e.4. Regulatory

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP and STFC regulations, among others.

On December 31, 2020, the value indicated for the PADOs (procedure for determining non-compliance with obligations), considering the inflation adjustment, classified with possible risk was R$ 119,076 (R$ 707,993 on December 31, 2019). The variation was mainly due to the processing of the PADOs included in the Conduct Adjustment Term “TAC” in negotiations with ANATEL, where such processes were extinguished in the administrative spheres.

On August 22, 2019, ANATEL's Board of Directors unanimously approved TIM's conduct adjustment term (TAC), which had been negotiated since June 2018 with the regulator. The agreement covers a sanctions reference value of R$ 627 million. The commitment to be made by TIM includes actions to improve three pillars of action-customer experience, quality and infrastructure - through initiatives associated with improvements in the licensing process of stations, efficient use of numbering resources, evolution of digital service channels, reduction of complaint rates, repair of users and strengthening of transport and access networks. In addition, it contemplates the additional commitment to bring mobile broadband, through the 4G network, to 366 municipalities with less than 30 thousand inhabitants thus reaching more than 3.4 million people. The new infrastructure will be implemented in three years - more than 80% in the first two years – being guaranteed by the Company the sharing regime with the other providers.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

On June 19, 2020 the Board of Directors of the company approved the said TAC after final deliberation of the regulator and the signing of the term took place on June 25. The agreement covers sanctions totaling a value of approximately R$ 639 million, updated, which will be filed according to commitments represented in actions to improve quality and customer experience as well as increase network infrastructure in more than 2,000 locations.

By obtaining the extension of the term of the authorizations to use the radio frequencies associated with the SMP, TIM S.A. becomes liable for the contractual burden on the net revenue arising from the service plans marketed under each authorization. However, since 2011 ANATEL began to include in the basis of calculation of said burden also the revenues obtained with interconnection, and from 2012, the revenues obtained with Value-Added Services. In the company's opinion, the inclusion of such revenues is improper because it is not expressly provided for in the terms of original authorizations, so the collections received are discussed in the administrative and/or judicial sphere.

24.	Shareholders' equity

 a. Share capital

The share capital is recorded by the amount effectively raised from the shareholders, net of the costs directly linked to the funding process.

The subscribed and paid-up capital on December 31, 2020, is represented by 2,420,804,398 common shares (2,421,032,479 common shares on December 31, 2019).

The Company is authorized to increase its capital up to the limit of 4,450,000,000 common shares, by resolution of Board of Directors, regardless of any amendment to its bylaws.

b. Capital reserves

This reserve is broken down as follows:

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

	2020	2019

	397,183	410,650

Goodwill special reserve	353,604	380,560
Call options for shares	43,579	30,090

b.1 Goodwill special reserve

The special goodwill reserve arose from the following transactions:

(i)                  Takeover of the former subsidiaries TIM Sul and TIM NE - acquisition of minority shares

In 2005, the Company acquired all the shares held by the minority shareholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. This acquisition took place by issuing new shares of TIM Participações S.A., converting those companies into full subsidiaries. At that time, this transaction was recorded at the book value of the shares, no goodwill being recorded arising from the difference between the market value and the shares negotiated.

When first adopting IFRS, the Company availed itself of the exemption that allows a subsidiary, when it adopts international accounting practices subsequent to its Parent Company having adopted IFRS, to consider the balances previously reported to the Parent Company for consolidation purposes. In the balance sheet of the transition to IFRS, the Company recorded the acquisition price based on the market value of the shares of TIM Participações S.A. at that time, recording goodwill amounting to R$157,556.

(ii)        Acquisition of the shares of Holdco - purchase of TIM S.A (Intelig)

As at December 30, 2009, the Special General Meeting of TIM Participações approved the takeover of Holdco, a company that held 100% of the equity of TIM S.A, by TIM Participações. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the former Brazilian accounting principles (“BR GAAP”), the acquisition was recorded at the net book value of the assets acquired on the base date of November 30, 2009.

When IFRS was first adopted, the acquisition was recorded on the base date of December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações as at December 30, 2009, amounting to R$739,729. The difference between this amount and the book value recorded under the former BR GAAP (R$516,725) created goodwill on capital reserves of R$223,004.

b.2 Stock options

The balances recorded under these items represent the company's expenses for stock options granted to employees (note 25).

c. Profit reserves

c.1 Legal reserve

It refers to the allocation of 5% of the net income for the year ended December 31 of each year, until the Reserve equals 20% of the capital, excluding the balance allocated to the reserve of tax incentives. In addition, the company may cease to constitute the legal reserve when this, added to the capital reserves, exceeds 30% of the capital.

This Reserve may only be used to increase capital or offset accumulated losses.

c.2 Reserve for expansion

The formation of this reserve is foreseen in Paragraph 2 of art. 46 of the bylaws of the company and is aimed at the expansion of social business.

The balance of profit that is not compulsorily allocated to other reserves and is not intended for the payment of dividends is allocated to this reserve, which may not exceed 80% of the capital. Reaching this limit, it will be up to the General Meeting to decide on the balance, distributing it to shareholders or increasing capital.

c. 3 Tax Benefit Reserve

The Company has tax benefits that provide for restrictions on the distribution of profits. According to the legislation that establishes these tax benefits, the amount of tax that is no longer payable due to exemptions or deductions when calculating income taxes may not be distributed to members and should be used to constitute a reserve of tax incentive of the legal entity. This reserve can only be used to offset losses or increase capital. On December 31, 2020, the accumulated amount of such a tax reserve incentive amounts to R$ 1,781,560 (R$ 1,612,019 on December 31, 2019).

The said tax benefit corresponds to the reduction of the Corporate Income Tax (IRPJ) incident on the profit of the exploitation calculated in the units encouraged. The Company has operations in the Amazon and certain areas in the Northeast region of Brazil, which are the areas where the SUDENE / SUDAM such tax incentives (SUDENE/SUDAM) apply, for a period of 10 years and subject to renewals.

d. Dividends

Dividends are calculated in conformity with the bylaws and the Brazilian Corporate Law.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

According to its latest bylaws, approved on August 31, 2020, the company must distribute as a mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of adjusted net income.

On December 31, dividends and interest on shareholders’ equity were calculated as follows:

	2020	2019

Net income for the year	1,828,254	3,622,127

	1,828,254	3,622,127
(-) Non-distributable tax incentives	(169,540)	(194,161)
(-) Constitution of legal reserve	(83,707)	(171,398)
Adjusted profit	1,575,007	3,256,568

Minimum dividends calculated on the basis of 25% of adjusted profit	397,752	814,142

Breakdown of dividends payable and interest on shareholders’ equity:
Interest on shareholders’ equity	1,083,000	995,438
Total dividends and interest on shareholders’ equity distributed and proposed	1,083,000	995,438
Withholding income tax (IRRF) on interest on shareholders’ equity	(162,450)	(149,316)
Total dividends and interest shareholders’ equity, after withholding income taxes	920,550	846,122

During 2020, the total amount of interest on shareholders’ equity approved was R$ 1,083,000 and the total paid was R$ 1,153,054 (R$ 500 million referring to the year 2020 and R$ 635 million referring to the year 2019). The remaining R$ 583 million was paid on January 22, 2021.

The balance on December 31, 2020 of the item “dividends and Interest on shareholders’ equity payable” is composed of the outstanding amounts of previous years in the amount of R$ 43,026, in addition to the unpaid amount of interest on shareholders’ equity allocated and calculated in 2020 in the amount of R$ 495,550.

As set forth in the Law 6404/76 and the in the Company’s bylaws, unclaimed dividends and interest on shareholders’ equity after three years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve for expansion.

In the statement of cash flows, Interest on shareholders’ equity and dividends paid to its shareholders are classified as financing activities.

25.	Long-term incentive plan

Plan 2011 – 2013, plan 2014-2016 and Plan 2018-2020

On August 5, 2011, April 10, 2014 and April 19, 2018, the long-term incentive plans were approved by the General Meeting of shareholders of TIM Participações S.A. (incorporated by TIM AS on August 31, 2020); “2011-2013 Plan”, “2014-2016 Plan” and “2018-2020 Plan” respectively, granted to senior directors and to those who occupy the position of key positions in the Company.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

The 2011-2013 and 2014-2016 plans deal with the granting of stock options, while the 2018-2020 plan provides for the granting of shares (performance shares and restricted shares).

The exercise of the options of the 2011-2013 Plan is conditioned on the achievement of specific performance targets that could prevent the exercise of options, while when in the exercise of the options of the 2014-2016 Plan, the achievement of goals may affect only the acquisition price of the shares. The strike price is calculated by applying a plus or minus adjustment to the base price of the share as a result of shareholder performance, taking into account the criteria provided for in each plan.

The 2018-2020 Plan proposes to grant participants shares issued by the Company, subject to the participant’s permanence in the Company (achievement of specific goals). The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant.

The term of validity of the options of the 2011-2013 and 2014-2016 plans is 6 years and TIM S.A. has no legal or non-formalized obligation to repurchase or settle the options in cash. For the 2018-2020 plan, the term of validity has the same periodicity of 3 years related to its deficiency (Vesting). In turn, the 2018-2020 plan, in addition to considering the transfer of shares, also provides for the possibility of making payment to participants of the equivalent amount in cash.

Stock-based payment plans were originally awarded considering TIM Participações’s shares that were traded at B3. However, as part of the Corporate Restructuring (Note 1), on August 31, 2020, the Company began trading its own shares and TIM Participações’s shares ceased to be traded. As a result, TIM Participações’s shares originally granted were exchanged for TIM S.A shares. Such a modification did not impact the executives and their shares under the respective plans.

The total amount of the expense was calculated considering the fair value of the options and the value of the shares and is recognized in the results over the vesting period.

Stock Options Program Table

Granting date	Options granted	Maturity date	Base Price	Balance at the beginning of the year	Granted during the year	Exercised during the year	Expired during the year	Overdue during the year	Balance at the end of the year

Plan 2014-2016 - 3rd Grant	3,922,204	Nov 2022	R$ 8.10	419,340	-	(124,277)	-	-	295,063
Plan 2014-2016 - 2nd Grant	3,355,229	Oct 2021	R$ 8.45	132,848	-	(111,077)	-	-	21,771
Plan 2014-2016-1st Grant	1,687,686	Sep 2020	R$ 13.42	378,286	-	(69,708)	(308,578)	-	-
Plan 2011-2013 - 3rd Grant	3,072,418	July 2019	R$ 8.13	-	-	-	-	-	-
Plan 2011-2013 - 2nd Grant	2,661,752	Sep 2018	R$ 8.96	-	-	-	-	-	-
Plan 2011-2013-1st Grant	2,833,595	Aug 2017	R$ 8.84	-	-	-	-	-	-
Total	17,532,884			930,474	-	(305,062)	(308,578)	-	316,834
Weighted average price of the balance of grants			R$ 8.12

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

Identification of grant:	Shares granted	Maturity date	Grant Price	Balance at the beginning of the year	Granted during the year	Transferred during the year			Paid in cash			Canceled during the year	Balance at the end of the year
						Volume Vested	Performance change	Additional Dividends	Volume Vested	Performance change	Additional Dividends

2018-2020 Plan 3rd Grant	796,054	Apr 2023	14.40	-	796,054	-	-	-	-	-	-	-	796,054
2018-2020 Plan 2nd Grant	930,662	July 2022	11.28	897,244	-	(209,349)	(83,672)	(16,536)	-	-	-	-	687,895
2018-2020 Plan 1st Grant	849,932	Apr 2021	14.41	285,690	-	(83,181)	70	(4,655)	(2,915)	(5)	(164)	-	199,594
Total	2,576,648			1,182,934	796,054	(292,530)	(83,602)	(21,191)	(2,915)	(5)	(164)	-	1,683,543
Weighted average price of the balance of grants			13.12

 The significant data included in the model, for the Stock Option Grants, was as follows:

Granting date	Base price - weighted average share in the period of measurement of the grant	Volatility	Expected life of the option	Annual interest rate without risk
Grant 2011	R$ 8.84	51.73% p.a.	6 years	11.94% p.a.
Grant 2012	R$ 8.96	50.46% p.a.	6 years	8.89% p.a.
Grant 2013	R$ 8.13	48.45% p.a.	6 years	10.66% p.a.
Grant 2014	R$ 13.42	44.60% p.a.	6 years	10.66% p.a.
Grant 2015	R$ 8.45	35.50% p.a.	6 years	16.10% p.a.
Grant 2016	R$ 8.10	36.70% p.a.	6 years	11.73% p.a.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

Note: Significant data is characteristic of an option-based plan, considering the use of fair value as the appropriate method for calculating expenses with option remuneration.

The base price of the share of each grant was calculated using the weighted averages of TIM Participações's share price, considering the following periods:

·	Plan 2011-2013-1st Grant-traded volume and trading price of TIM Participações shares in the period of 30 days prior to the date of 07/20/2011 (date on which the Board of Directors of TIM Participações approved the benefit).

·	Plan 2011–2013 – 2nd Grant – traded volume and trading price of shares of TIM Participações for the period 07/01/2012–08/31/2012.

·	Plan 2011–2013 – 3rd Grant-traded volume and trading price of TIM Participações shares for the period of 30 days prior to 07/20/2013.

·	Plan 2014-2016-1st Grant-traded volume and trading price of TIM Participações in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2014).

·	Plan 2014-2016-2nd Grant-traded volume and trading price of TIM Participações in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2015).

·	Plan 2014–2016 – 3rd Grant-traded volume and trading price of TIM Participações shares in the 30 days prior to the date defined by the Board of Directors (September 29, 2016).

·	Plan 2018–2020 – 1st Grant-traded volume and trading price of TIM Participações shares for the period 03/01/2018–03/31/2018.

·	Plan 2018–2020 – 2nd Grant-traded volume and trading price of TIM Participações shares for the period 06/01/2019–06/30/2019.

·	Plan 2018–2020 – 3rd Grant-traded volume and trading price of TIM Participações shares for the period 03/01/2020–03/31/2020.

The Company recognizes the impact of the review of original estimates, if any, on the statement of income, with a counterparty to net assets. On December 31, 2020, expenses pegged to these long-term benefit plans totaled R$ 9,999 (R$ 2,908, on December 31, 2019).

26.	Revenue

 Revenues from services rendered

The principal service revenue derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenue is recognized as the services are used, net of sales taxes and discounts granted on services. This revenue is recognized only when the amount of services rendered can be estimated reliably.

Revenues are recognized monthly, through billing, and revenues to be billed between the billing date and the end of the month (unbilled) are identified, processed, and recognized in the month in which the service was provided. These non-billed revenues are recorded on an estimated basis, which takes into account consumption data, number of days elapsed since the last billing date.

Interconnection traffic and roaming revenue are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

The minutes not used by customers and/or reload credits in the possession of commercial partners regarding the prepaid service system are recorded as deferred revenue and allocated to income (loss) when these services are actually used by customers.

The service revenue item also includes revenue from financial partnership agreements and, as provided for in the agreement, the amount of revenue recognized up to December 31, 2020 by TIM customers who have accounts with our financial partner C6, which was approximately R$ 15 million (note 41).

Revenues from sales of products

Revenues from product sales (telephones, mini-modems, tablets and other equipment) are recognized when the performance obligations associated with the contract are transferred to the buyer. Revenues from sales of devices to trading partners are accounted for at the time of their physical delivery to the partner, net of discounts, and not at the time of sale to the end customer, since the Company has no control over the product sold.

Identification of contracts

The Company monitors commercial contracts in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the application of the accounting rule IFRS 15 - Revenue from Contracts with Customers.

Identification of performance obligation

Based on the review of its contracts, the Company verified the existence of two performance obligations:

(i) sale of equipment; e

(ii) provision of mobile, fixed and internet telephony services.

Thus, the Company started to recognize revenues when (or as) the Company meets the performance obligation by transferring the asset or service promised to the client; and the asset is considered transferred when (or as) the client obtains control of that asset.

 Determining and Allocating the Transaction Price to the Performance Obligation

The Company understands that its commercial packages that combine services and sale of cellular handsets with discounts. In accordance with IFRS 15, the Company is required to perform the discount allocation and recognize revenues related to each performance obligation based on their standalone selling prices.

 Cost to obtain contract

All incremental costs related to obtaining a contract (sales commissions and other costs of acquisition from third parties) are recorded as prepaid expenses and (as described in note 11) amortized over the same period as the revenue associated with this asset. Similarly, certain contract compliance costs are also deferred to the extent that they relate to performance obligations under the customer agreement, i.e. when the customer obtains control over the asset.

	2020	2019	2018

Revenue	17,267,812	17,377,194	16,981,329

Gross revenue	24,346,101	25,182,831	24,232,404

Revenue from services	23,279,423	23,820,343	23,065,648
Revenue from services – Mobile	21,522,135	22,145,033	21,531,779
Revenue from services – Fixed telephony	1,757,288	1,675,310	1,533,869

Sale of goods	1,066,678	1,362,488	1,166,756

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

Deductions from gross revenue	(7,078,289)	(7,805,637)	(7,251,075)
Taxes	(4,534,582)	(4,939,980)	(5,163,797)
Discounts granted	(2,531,920)	(2,843,670)	(2,073,892)
Returns and other	(11,787)	(21,987)	(13,386)

According to the Brazilian Corporation Law paragraph 187, companies should disclose in the financial statements the gross and net revenues.

27.	Operating costs and expenses

	2020				2019
	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total

	(7,996,615)	(4,443,027)	(1,673,290)	(14,112,932)	(7,433,731)	(4,986,289)	(1,717,859)	(14,137,879)

Personnel	(58,024)	(632,231)	(321,967)	(1,012,222)	(53,392)	(624,353)	(392,984)	(1,070,729)
Outsourced services	(587,835)	(1,743,644)	(538,584)	(2,870,063)	(569,242)	(2,041,646)	(512,643)	(3,123,531)
Interconnection and connection media	(1,672,655)	-	-	(1,672,655)	(1,419,464)	-	-	(1,419,464)
Depreciation and amortization	(4,569,064)	(247,666)	(710,282)	(5,527,012)	(4,132,223)	(256,898)	(739,860)	(5,128,981)
Taxes, fees and contributions	(28,675)	(761,152)	(23,809)	(813,636)	(32,120)	(817,369)	(18,846)	(868,335)
Rentals and reinsurance	(316,650)	(107,550)	(15,753)	(439,953)	(291,302)	(121,795)	(20,590)	(433,687)
Cost of goods sold	(756,060)	-	-	(756,060)	(931,818)	-	-	(931,818)
Advertising	-	(377,184)	-	(377,184)	-	(355,234)	-	(355,234)
Losses on doubtful accounts (note 6)	-	(552,817)	-	(552,817)	-	(748,291)	-	(748,291)
Other	(7,652)	(20,783)	(62,895)	(91,330)	(4,170)	(20,703)	(32,936)	(57,809)

	2018
	Cost of services provided and goods sold	Marketing expenses	General and administrative expenses	Total

	(7,701,418)	(4,970,780)	(1,608,319)	(14,280,517)

Personnel	(36,514)	(637,177)	(357,878)	(1,031,569)
Third-party services	(518,762)	(2,169,624)	(451,990)	(3,140,376)
Interconnection and means of connection	(2,513,176)	-	-	(2,513,176)
Depreciation and amortization	(3,119,954)	(162,804)	(671,562)	(3,954,320)
Taxes, fees and contributions	(31,754)	(866,197)	(18,333)	(916,284)

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

Rent and insurance	(591,226)	(146,877)	(67,387)	(805,490)
Cost of goods sold	(883,912)	-	-	(883,912)
Publicity and advertising	-	(421,588)	-	(421,588)
Losses on doubtful accounts	-	(544,881)	-	(544,881)
Other	(6,120)	(21,632)	(41,169)	(68,921)

The Company makes contributions to public or private pension insurance plans on a mandatory, contractual or voluntary basis while the employee is on the staff of the company. Such plans do not bring any additional obligations to the company. If the employee ceases to be part of the company's staff in the period necessary to have the right to withdraw contributions made by sponsors, the amounts to which the employee is no longer entitled and which may represent a reduction in the company's future contributions to active employees, or a cash refund of these amounts, are released as assets.

28.	Other income (expenses)

	2020	2019	2018
Income
Income from grant, net	17,427	21,572	25,305
Telecommunication service fines	37,490	50,499	44,411
Income on disposal of assets	5,375	2,214	1,708
PIS/COFINS credits (i)	-	1,795,000	-
Other income	68,651	83,558	282,041
	128,943	1,952,843	353,465
Expenses
FUST/FUNTTEL (ii)	(133,378)	(137,169)	(143,167)
Taxes, fees and contributions	(10,316)	(4,024)	(4,092)
Provision for legal and administrative proceedings, net of reversal
	(290,789)	(466,460)	(452,463)
Expenses on disposal of assets	(13,538)	(7,055)	(4,424)
Other expenses	(32,776)	(62,593)	(32,608)
	(480,797)	(677,301)	(636,754)

Other income (expenses)	(351,854)	1,275,542	(283,289)

(i) The change refers to the update of claims arising from judicial proceedings with a final decision passed in favor of the company in higher courts, in 2019, which discussed the exclusion of ICMS from calculation basis of PIS and COFINS contributions. The amount of R$ 1,795 million was recorded under Other income in 2019 (note 9).

(ii) Representing the expenses incurred with contributions on the various telecommunications revenues due to ANATEL, according to current legislation.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

29.	Financial income

	2020	2019	2018

Financial revenues	438,598	1,430,171	412,733
Interest on interest earning bank deposits	82,512	88,224	119,548
Interest of clients	28,686	37,233	36,793
Swap interest	32,955	15,536	17,001
Interest on lease	19,924	20,528	25,664
Inflation adjustment (1)	116,441	1,263,793	207,191
Other derivatives (2)	155,165	-	-
Other income	2,915	4,857	6,536

(1) In 2019, it includes the amounts of R$1,228 million of updating claims arising from judicial proceedings on the exclusion of ICMS from the calculation base of PIS and COFINS (note 9).

(2) The mark-to-market value of these derivatives includes a gain of R$ 155 million referring to the company’s call option to exercise ordinary shares of C6 Bank which it has been obtained through an operating partnership with Banco C6 initiated in the year of 2020. The difference between the mark-to-market value of the call option and the cost to subscribe the shares within the bank was measured based on information available in the last equity issuance of the bank and disclosed in the market. The disclosures of this derivative financial instrument are detailed in note 36.

30.	Financial expenses

	2020	2019	2018

Financial expenses	(1,242,255)	(1,408,053)	(951,439)
Interest on loans and financing	(70,400)	(116,735)	(96,682)
Interest on taxes and fees	(43,616)	(28,396)	(15,409)
Swap interest	(45,970)	(24,604)	(32,424)
Interest on lease	(766,263)	(821,463)	(266,328)
Inflation adjustment (1)	(161,892)	(191,309)	(340,175)
Discounts granted	(33,725)	(36,047)	(38,858)
Other expenses	(120,389)	(189,499)	(161,563)

(1) Substantial part related to inflation adjustment on provision for legal and administrative proceedings (R$ 137,379 in 2020 – note 23).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

31.	Foreign exchange variations

	2020	2019	2018
Income
Loans and financing	-	22,494	1,409
Suppliers	15,981	9,004	6,844
Swap (1)	305,012	40,742	75,340
Other	43,155	15,952	13,937
	364,148	88,192	97,530
Expenses
Loans and financing	(305,010)	(40,715)	(75,298)
Suppliers	(46,112)	(13,201)	(11,925)
Swap	-	(22,493)	(1,409)
Other	(19,991)	(12,691)	(7,525)
	(371,113)	(89,100)	(96,157)

Foreign exchange variations	(6,965)	(908)	1,373

(1) Referring to derivative financial instruments to mitigate risks of foreign exchange variations related to foreign currency debts (note 36).

32.	Income tax and social contribution

	2020	2019	2018
Income tax and social contribution - current
Income tax for the year	(684,099)	(155,521)	(253,120)
Social contribution for the year	(232,671)	(58,905)	(92,502)
Tax incentive – SUDENE/SUDAM (*)	164,442	156,594	146,454
	(752,328)	(57,832)	(199,168)
Deferred income tax and social contribution
Deferred income tax	453,127	(625,516)	651,632
Deferred social contribution	144,722	(225,186)	217,501
	597,849	(850,702)	869,133
Provision for contingencies of income tax and social contribution
	(9,671)	(5,406)	(5,054)
	588,178	(856,108)	864,079
	(164,150)	(913,940)	664,911

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

The reconciliation between income tax and social contribution expense as calculated by applying combined tax rates and amounts reflected in income (loss) is as follows:

	2020	2019	2018

Profit before income tax and social contribution	1,992,404	4,536,067	1,880,190
Combined statutory rate	34%	34%	34%
Income tax and social contribution at the combined statutory rates	(677,417)	(1,542,263)	(639,265)
(Additions) /exclusions:
Permanent additions, exclusions:
Nondeductible expenses for tax purposes	(30,959)	(18,783)	920,745
Tax incentive SUDENE/SUDAM (*)	164,442	194,161	146,454
Tax benefit related to interest on shareholders’ equity allocated	368,220	338,449	288,998
Other amounts	11,564	114,495	(52,021)
	513,267	628,322	1,304,176
Income tax and social contribution recorded in the income (loss) for the year
	(164,150)	(913,941)	664,911
Effective rate	8.24%	20.15%	(35.36%)

(*) As mentioned in note 24 c.3, in order for investment grants not to be computed in taxable income, they must be recorded as a tax incentive reserve, which can only be used to absorb losses or be incorporated into the capital. TIM S.A. has tax benefits that fall under these rules.

33.	Earnings per share

(a)       Basic

Basic earnings per share are calculated by dividing profit attributable to Company’s shareholders by the weighted average number of shares issued during the period.

	2020	2019	2018

Profit attributable to shareholders of the Company	1,828,254	3,622,127	2,545,101

Weighted average number of shares issued (thousands)	2,420,804	2,420,481	2,420,172

Basic earnings per share (in R$)	0.76	1.50	1.05

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

(b)       Diluted

Diluted earnings per share are calculated by adjusting the weighted average amount of shares outstanding to assume the conversion of all potential dilutive shares.

	2020	2019	2018

Profit attributable to shareholders of the Company	1,828,254	3,622,127	2,545,101

Weighted average number of shares issued (thousands)	2,421,065	2,421,018	2,421,075

Diluted earnings per share (in R$ )	0.76	1.50	1.05

The calculation of diluted earnings per share considered 261 thousand of shares (537 thousand shares in 2019 and 903 thousand shares in 2018) related to the grants of the 2011-2013 plan and the 2014-2016 plan, as mentioned in note 25.

34.	Balances and transactions with related parties

The balances of transactions with Telecom Italia Group companies are as follows:

	Assets
	2020	2019
Telecom Italia Sparkle (1)	1,630	1,949
TI Sparkle (3)	1,915	2,007
TIM Brasil (8)	6,129	5,429
Other	1,044	1,035
Total	10,718	10,420

	Liabilities
	2020	2019

Telecom Italia S.p.A. (2)	75,317	80,825
Telecom Italia Sparkle (1)	10,576	6,531
TI Sparkle (3)	7,333	3,731
TIM Brasil (4)	6,145	6,056
Vivendi Group (5)	1,150	1,164

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

Gruppo Havas (6)	24,068	11,049
Other	2,797	2,467
Total	127,386	111,823

	Revenue
	2020	2019	2018

Telecom Italia S.p.A. (2)	1,197	775	858
Telecom Italia Sparkle (1)	2,994	5,371	5,809
TI Sparkle (3)	4,059	2,052	904
Total	8,250	8,198	7,571

	Cost/Expense
	2020	2019	2018

Telecom Italia S.p.A. (2)	110,407	93,188	62,976
Telecom Italia Sparkle (1)	27,485	24,914	30,123
TI Sparkle (3)	19,923	18,700	18,035
Vivendi Group (5)	1,207	1,386	9,439
Gruppo Havas (6)	207,682	264,318	301,752
Other	22,308	18,713	-
Total	389,012	421,219	422,325

(1) Amounts refer to roaming, Value-Added Services – VAS, transfer of means and international voice-wholesale.

(2) Amounts refer to international roaming, technical assistance and Value-Added Services-VAS.

On May 17, 2018, TIM Participações (incorporated by TIM S.A) and Telecom Italia signed a trademark license agreement formally granting TIM Participações and the company the right to use the “TIM” trademark by paying royalties in the amount of 0.5% of the company's net revenue. Payment is made quarterly.

(3) Amounts refer to link rental, EILD rental, media rental (submarine cable) and signaling service.

(4) mainly refer to judicial deposits made on account of labor causes and transfers of employees.

(5) The values refer to Value Added Services-VAS.

(6) From the values described above, in the result, they refer to advertising services, of which, R$ 195,117 (R$ 172,956 on December 31, 2019), are related to media transfers.

The Company has social investment actions that include donations, projects developed by the Tim Institute and sponsorships. On December 31, 2020, the Company invested R$ 4,829 (R$ 4,207 on December 31, 2019) using own funds in social benefit.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

Balances on equity accounts are recorded in the groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

35.	Management remuneration

The key management personnel include statutory directors and the Board of Directors. The payment of key management personnel services provided is presented below:

	2020	2019	2018

Short-term benefits	23,949	22,524	23,556
Other long-term benefits (1)	4,544	900	3,351
Share-based payments	6,343	5,379	10,230
	34,836	28,803	37,137

(1)	The variation occurred manly due to the number of eligible employees.

36.	Financial instruments and risk management

Among the financial instruments registered in the company, there are also derivatives that are financial liabilities measured at fair value through the result. At each balance sheet date such liabilities are measured at their fair value. Interest, inflation adjustment, foreign exchange variations and any variations arising from measurement at fair value, when applicable, are recognized in income (loss) when incurred in the “Financial revenues or expenses” line.

Derivatives are initially recognized at fair value on the date the derivative agreement is entered into, and are subsequently remeasured at fair value. The Company does not apply “hedge accounting”.

The Company carries out transactions with derivative financial instruments, without speculative purposes, only with the aim of i) reducing risks related to exchange rate variation and ii) managing interest rate exposure. The Company's derivative financial instruments are specifically represented by swap and options contracts.

The company's financial instruments are being presented in compliance with IFRS 9.

The main risk factors to which the Company is exposed are:

(i) Exchange variation risks

The risks of foreign exchange variation relate to the possibility of the Company computing i) losses derived from fluctuations in exchange rates by increasing the balances of debt with loans and financing obtained in the market and the corresponding financial expenses or ii) increase in cost in commercial contracts that have some type of link to foreign exchange change. In order for these types of risks to be mitigated, the company performs: swap contracts with financial institutions with the aim of cancelling the impacts arising from the fluctuation of exchange rates on the financial result and commercial contracts with foreign exchange band clauses with the aim of partially mitigating foreign exchange variation risks or derivative financial instruments to reduce the risks of foreign exchange exposure in commercial contracts.

On December 31, 2020, the Company's loans and financings indexed to the variation of foreign currencies are fully protected, both in terms and in value, by swap contracts. Gains or losses on these swap contracts are recorded in the company's earnings.

In addition to the risks mentioned above, there are no other financial assets and liabilities in significant amounts that are indexed to foreign currencies.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

(ii) Interest rate risks

Interest rate risks refer to:

- The possibility of variations in the fair value of the loans obtained by the company indexed to TJLP, IPCA and/or TLP, when such rates do not correspond proportionally to the rates relating to Interbank Deposit Certificates (CDI). On December 31, 2020, the Company had no swap operation pegged to long-term interest rate (TJLP), IPCA and/or TLP.

- Possibility of unfavorable change in interest rates, which would result in increase in financial expenses of the Company, as a result of the debt portion and liability positions that the Company has in swap contracts pegged to variable interest rates (percentage of CDI). However, on December 31, 2020, the Company maintains its financial resources applied to Interbank Certificates of Deposit (CDI), which substantially reduces this risk.

(iii) Credit risk inherent in the provision of services

The risk is related to the possibility of the company computing losses derived from the inability of the subscribers to honor the payments of the invoiced amounts. To minimize this risk, the company preventively performs credit analysis of all orders imputed by the sales areas and monitors the accounts receivable of subscribers, blocking the ability to use services, among other actions, if customers do not pay their debts. There are no customers who have contributed more than 10% of net accounts receivable on December 31, 2020 and December 31, 2019 or revenues from services rendered.

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The group's policy for the sale of telephone devices and the distribution of prepaid telephone cards is directly related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of the portfolio of accounts receivable, the monitoring of loan conditions, the positions and limits of orders established for traders, the formation of collateral are procedures adopted by the company to minimize possible collection problems with its trading partners. There are no customers who contributed more than 10% of revenues from sale of goods during the year ended December 31, 2020 and 2019. There are no customers who contributed more than 10% of the net accounts receivable from the sale of goods on December 31, 2020 and December 31, 2019.

(v)       Liquidity risk

- Liquidity risk arises from the need for cash before the obligations assumed. The Company structures the maturities of its non-derivative financial instruments and their respective derivative financial instruments so as not to affect liquidity.

- The management of liquidity and cash flow of the Company are performed on a daily basis to ensure that cash operating generation and previous fund raising, as necessary, are sufficient to maintain the schedule of operating and financial commitments.

- All financial investments of the Company have daily liquidity and the Management may, even in specific cases: i) revise the dividend payment policy; ii) issue new shares; and/or, iii) sell assets to increase liquidity.

In order to eliminate any liquidity risk during the pandemic, the company chose to strengthen its cash by R$ 1,000,000, through the acquisition of new loans with the Bank of Nova Scotia and BNP Paribas. The first, in the amount of R$ 574,200, was disbursed in April and, the second, in the amount of R$ 425,800, was disbursed in July 2020.

(vi) Financial credit risk

Cash flow forecasting is performed and aggregated by the Finance and Treasury department of the Company. This department monitors the continuous forecasts of liquidity requirements to ensure that the Company has enough cash to satisfy operating needs. This forecast takes into consideration the investment, debt financing plans, compliance with covenants, attainment of the internal goals and if applicable, external or legal regulatory requirements.

The risk is related to the possibility of the company computing losses derived from the difficulty of redemption of short-term financial investments and swap contracts, due to possible insolvency of counter-parties. The Company minimizes the risk associated with these financial instruments by maintaining operations only with financial institutions of recognized market strength, in addition to following a policy that establishes maximum levels of risk concentration per financial institution.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

Fair value of derivative financial instruments:

The consolidated derivative financial instruments are presented below:

		2020		2019
	Assets	Liabilities	Assets	Liabilities

Derivatives financial instruments	340,660	(36,166)	46,511	(4,405)
Other derivatives	161,429	-	-	-
	502,089	(36,166)	46,511	(4,405)

Current installment	262,666	(7,273)	16,602	(858)
Non-current installment	239,423	(28,893)	29,909	(3,547)

The long-term derivative financial instruments consolidated on December 31, 2020 are due in accordance with the following schedule:

	Assets	Liabilities

2022	27,173	(28,893)
2023	13,587	-
2024 onwards	198,663	-
	239,423	(28,893)

The other derivative previously mentioned refer to Company’s call option to subscribe Banco C6 ordinary shares representing the 1.4% of the share capital of C6 bank. The strike price paid to exercise the options amounts to R$ 6.2 million. As required by IFRS9, this option is a derivative the financial instrument that must be measured at its fair value, and it amounts to R$ 161 million on December 31, 2020. The variation of the mark-to-market of the call option between the initial measurement and December 31, 2020 amounts to R$ 155 million and it represents the difference in the fair value of the option less the amount paid for the share subscription premium. This financial instrument was measured at fair value and will be subsequently measured in the company’s results for the year.

Non-derivative financial liabilities are substantially composed of trade accounts payable, dividends payable and other obligations, the maturity of which will occur in the next 12 months, except for loans and financing and financial lease, the nominal flows of payments of which are disclosed in notes 19 and 15.

Consolidated financial instruments measured at fair value:

	2020
	Level 1	Level 2	TOTAL

Total assets	2,077,499	502,089	2,579,588

Financial assets at fair value	2,077,499	502,089	2,579,588

Derivative financial instruments	-	340,660	340,660

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

Other derivatives	-	161,429	161,429
Marketable securities	2,077,499	-	2,077,499

Total liabilities	-	36,166	36,166

Financial liabilities at fair value through profit or loss	-	36,166	36,166

Derivatives used for hedging	-	36,166	36,166

	December 2019
	Level 1	Level 2	TOTAL

Total assets	658,328	46,511	704,839

Financial assets at fair value	658,328	46,511	704,839

Derivative financial instruments	-	46,511	46,511
Marketable securities	658,328	-	658,328

Total liabilities	-	4,405	4,405

Financial liabilities at fair value through profit or loss	-	4,405	4,405

Derivatives financial instruments	-	4,405	4,405

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is considered active when the quoted prices are readily and regularly available from an Exchange, distributor, broker, industry group, pricing service or regulatory agency, and these prices represent actual market transactions which occur regularly on a purely commercial basis. These instruments are included in the Level 1. The instruments included in Level 1 mainly comprise the equity investments of bank certificates of deposit (CDB) and committed classified as securities for trading.

The fair value of financial instruments that are not negotiated on active markets (for example, over the counter derivatives) is determined based on evaluation techniques. These valuation techniques maximize the use of the data adopted by the market where it is available and rely as little as possible on entity-specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument is included in Level 2.

If relevant information is not based on data adopted by the market, the instrument is included in Level 3.

Specific evaluation techniques used to measure the financial instruments include:

·	Quoted market prices or quotes from financial institutions or brokerage firms for similar instruments.
·	The fair value of swaps of interest rate is calculated at the present value of future cash flows estimated based on yield curves adopted by the market.
·	Other techniques, such as analysis of discounted cash flows, available data of the last relevant transaction and analysis of results based on multiples of similar companies, are used to determine the fair value of the remaining financial instruments.

The fair values of currency derivative financial instruments and interest rates of the Company were determined by means of future cash flows (active and passive position) using the contracted conditions and bringing these flows to present value through discounts for the use of future interest rate disclosed by market sources. Fair values were estimated at a specific time, based on available information and own evaluation methodologies.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

Financial assets and liabilities by category

The Company’s financial instruments per category can be summarized as follows:

December 31, 2020

	Measured at amortized cost	Fair value through profit or loss	Total

Asset, according to the balance sheet	6,756,810	2,579,587	9,336,397

Derivative financial instruments	-	340,660	502,089
Other derivatives		161,429
Trade accounts receivable and other accounts receivable excluding prepayments	3,180,661	-	3,180,661
Marketable securities	-	2,077,498	2,077,498
Cash and cash equivalents	2,575,290	-	2,575,290
Leases	162,198	-	162,198
Judicial deposits	794,755	-	794,755
Regulatory credits recoverable	43,906	-	43,906

	Measured at amortized cost	Fair value through profit or loss	Total

Liabilities, according to the balance sheet	14,391,175	36,166	14,427,341

Loans and financing	2,345,032	-	2,345,032
Derivative financial instruments	-	36,166	36,166
Suppliers and other obligations, excluding legal obligations	3,128,732	-	3,128,732
Leases	8,378,835	-	8,378,835
Dividends and interest on shareholders’ equity payable	538,576	-	538,576

December 31, 2019

	Measured at amortized cost	Fair value through profit or loss	Total

Asset, according to the balance sheet	6,769,032	704,839	7,473,871

Derivative financial instruments	-	46,511	46,511
Trade accounts receivable and other accounts receivable excluding prepayments	3,287,855	-	3,287,855
Marketable securities	-	658,328	658,328
Cash and cash equivalents	2,284,810	-	2,284,810
Leases	156,378	-	156,378
Judicial deposits	1,006,899	-	1,006,899
Regulatory credits recoverable	33,090	-	33,090

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

	Measured at amortized cost	Fair value through profit or loss	Total

Liabilities, according to the balance sheet	14,330,543	4,405	14,334,948

Loans and financing	2,029,088	-	2,029,088
Derivative financial instruments	-	4,405	4,405
Suppliers and other obligations, excluding legal obligations	3,923,035	-	3,923,035
Leases	7,780,870	-	7,780,870
Dividends payable	597,550		597,550

The regular purchases and sales of financial assets are recognized on the trading date, which is the date when the Company commits to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in fair value are recorded in the profit and loss for the year, in the financial revenues and expenses’ group.

Financial risk hedge policy adopted by the Company

The policy of the Company sets forth that mechanisms for protection against financial risks deriving from contracting of financing, in foreign currency shall be adopted for the purpose of administrating exposure to risks associated to exchange-rate changes.

The contracting of derivative financial instruments against foreign exchange exposure shall occur simultaneously with the contracting of the debt that gave rise to such exposure. The level of coverage to be contracted for such foreign exchange exposures shall be 100% of the risk, both in terms and in value.

On December 31, 2020, there are no margins or guarantees applied to transactions with derivative financial instruments of the Company.

Criteria for selection of financial institutions obey parameters that take into consideration rating made available by renowned agencies of analysis of risk, shareholders' equity and transactions, and resources’ concentration levels.

The operations with derivative financial instruments contracted by the company and in force on December 31, 2020 and December 31, 2019 are shown in the following table:

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

December 31, 2020

	COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total Debt	Total swap (Long position)¹		Long position	Short position
USD	LIBOR x CDI	KFW/ Finnvera	JP Morgan and Bank of America	351,233	351,233	100%	LIBOR 6M + 0.75% p.a.	85.25% CDI
EUR	PRE x DI	Bank of America	Bank of America	570,878	570,878	100%	0.33% p.a.	108.05% CDI
USD	PRE x DI	The Bank of Nova Scotia.	Scotiabank	1,031,526	1,031,526	100%	1.72% p.a.	134.43% CDI
USD	PRE x DI	BNP Paribas	BNP Paribas	399,725	399,725	100%	3.32% p.a.	155% CDI

1 In certain swap contracts, active tip includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

December 31, 2019

	COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total Debt	Total swap (Long position)¹		Long position	Short position
USD	LIBOR x CDI	KFW/ Finnvera	JP Morgan and BOFA	330,217	330,217	100%	LIBOR 6M + 0.75% p.a.	85.50% CDI
USD	PRE x DI	CISCO	Santander and JP Morgan	40,366	40,366	100%	2.50% p.a.	84.50% CDI

In June 2019, the Company entered into a structured options transaction in the notional amount of USD 15 million. The transaction protects the company from currency variation effects arising from its commercial contracts in a range of R$ 5.30/USD to R$ 6.00/USD. The operation consists of 7 options in the amount of U$ 2.14 million each and with maturity from June to December 2020. The options were acquired for a net amount of R$ 2.57 million and settled upon maturity.

Illustrative chart of sensitivity analysis - Effect in change of fair value of swaps

For the purpose of identifying possible distortions arising from operations with consolidated derivative financial instruments currently in force, a sensitivity analysis was performed considering the variables CDI, US dollar (USD), Euro (EUR) and Libor, individually, in three distinct scenarios (probable, possible and remote), and their respective impacts on the results obtained.

Our assumptions basically observed the individual effect of the CDI, USD, EUR and Libor variation used in the transactions as the case may be, and for each scenario the following percentages and quotes were used:

CDI Sensitivity Scenario

Description	December 2020	Probable scenario	Possible scenario	Remote scenario

Fair value in USD and EUR (KFW Finnvera, Scotia, BofA and BNP)	2,367,461	2,367,461	2,367,461	2,367,461
A) ∆ Accumulated variation in debt			-	-
Fair value of the long position of swap (+)	2,367,461	2,367,461	2,367,461	2,367,461
Fair value of the short position of swap (-)	2,062,574	2,062,574	2,049,955	2,037,686
Income (loss) from swap	304,887	304,887	317,506	329,775
B) ∆ Accumulated variation in swap			12,619	24,888
C) Final result (B-A)			12,619	24,888

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

Risk variable	Probable scenario	Possible scenario	Remote scenario

CDI	1.90%	2.38%	2.85%
USD	5.1967	5.1967	5.1967
EUR	6.3779	6.3779	6.3779
Libor	0.2666%	0.2666%	0.2666%

USD sensitivity scenario

Description	December 2020	Probable scenario	Possible scenario	Remote scenario

Fair value in USD and EUR (KFW Finnvera, Scotia, BofA and BNP)	2,367,461	2,367,461	2,816,847	3,266,23
A) ∆ Accumulated variation in debt			449,386	898,772
Fair value of the long position of swap (+)	2,367,461	2,367,461	2,816,847	3,266,233
Fair value of the short position of swap (-)	2,062,574	2,062,574	2,062,574	2,062,574
Income (loss) from swap	304,887	304,887	754,273	1,203,659
B) ∆ Accumulated variation in swap			449,386	898,772
C) Final result (B-A)			-	-
Risk variable	Probable scenario	Possible scenario	Remote scenario

CDI	1.90%	1.90%	1.90%
USD	5.1967	6.4959	7.7951
EUR	6.3779	6.3779	6.3779
Libor	0.2666%	0.2666%	0.2666%

EUR sensitivity scenario

Description	December 2020	Probable scenario	Possible scenario	Remote scenario

Fair value in USD and EUR (KFW Finnvera, Scotia, BofA and BNP)	2,367,461	2,367,461	2,509,940	2,652,419
A) ∆ Accumulated variation in debt			142,479	284,958
Fair value of the long position of swap (+)	2,367,461	2,367,461	2,509,940	2,652,419
Fair value of the short position of swap (-)	2,062,574	2,062,574	2,062,574	2,062,574
Income (loss) from swap	304,887	304,887	447,366	589,845
B) ∆ Accumulated variation in swap			142,479	284,958
C) Final result (B-A)			-	-

Risk variable	Probable scenario	Possible scenario	Remote scenario

CDI	1.90%	1.90%	1.90%
USD	5.1967	5.1967	5.1967
EUR	6.3779	7.9725	9.5669
Libor	0.2666%	0.2666%	0.2666%

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

Scenario sensitivity to Libor

Description	December 2020	Probable scenario	Scenario Possible	Scenario Remote

Fair value in USD and EUR (KFW Finnvera, Scotia, BofA and BNP)	2,367,461	2,367,461	2,368,026	2,368,591
A) ∆ Accumulated variation in debt			565	1,130
Fair value of the long position of swap (+)	2,367,461	2,367,461	2,368,026	2,368,591
Fair value of the short position of swap (-)	2,062,574	2,062,574	2,062,574	2,062,574
Income (loss) from swap	304,887	304,887	305,452	306,017
B) ∆ Accumulated variation in swap			565	1,130
C) Final result (B-A)			-	-

Risk variable	Probable scenario	Possible scenario	Remote scenario

CDI	1.90%	1.90%	1.90%
USD	5.1967	5.1967	5.1967
EUR	6.3779	6.3779	6.3779
Libor	0.2666%	0.3333%	0.3999%

As the Company has derivative financial instruments for the purposes of protection of its respective financial liabilities, the changes in the scenarios are accompanied by the respective object of protection, thus showing that the effects related to the exposure generated in the swaps will have their counterpart reflected in the debt. For these transactions, the Company discloses the fair value of the object (debt) and the protective derivative financial instrument on separate lines, as demonstrated above in the sensitivity analysis demonstration table, in order to report the company's net exposure in each of the three scenarios mentioned.

It is noteworthy that the operations with derivative financial instruments contracted by the company have as sole objective the patrimonial protection. In this way, an improvement or worsening in their respective market values will be equivalent to an inverse movement in the corresponding portions of the value of the financial debt contracted, object of the derivative financial instruments of the company.

The sensitivity analyses for derivative financial instruments in force on December 31, 2020 were carried out considering, basically, the assumptions related to changes in market interest rates and the change in the US dollar used in swap contracts. The use of these assumptions in the analysis is due exclusively to the characteristics of derivative financial instruments, which have exposure only to changes in interest and exchange rates.

Chart of gains and losses with derivatives during the year

2020
Net income (loss) from derivative operations	290,856
Income (loss) from operations with other derivatives	155,165

Capital management

The Group's objectives in managing its capital are to safeguard its business continuity capacity to offer return to shareholders and benefits to the other stakeholders besides maintaining a capital structure to reduce this cost. To maintain or adjust the group's capital structure, management may review the dividend payment policy, return capital to shareholders, or issue new shares or sell assets to reduce, for example, the level of debt.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

The financial leverage ratios on December 31, 2020 and 2019 can be summarized as follows:

	2020	2019
Total loans and derivatives (notes 19 and 36)	1,879,109	1,986,982
Lease - Liabilities (note 15)	8,378,835	7,780,870
Lease - Assets (note 15)	(162,198)	(156,378)
Less: Cash and cash equivalents (note 4)	(2,575,290)	(2,284,810)
FIC (note 5)	(2,070,438)	(654,479)
Net debt	5,450,018	6,672,185
Other derivatives (note 36)	161,429	-
Adjusted net debt	5,611,447	6,672,185

EBITDA (1)	8,330,038	9,643,838

Leverage ratio	0.65	0.69

(1) Reconciliation to the directly comparable GAAP measure

Net income	1,828,254	3,622,127
Depreciation and amortization	5,527,012	5,128,981
Financial Income (Expenses)	810,622	(21,210)
Income tax and social contribution	164,150	913,940
EBITDA (1)	8,330,038	9,643,838

(1) EBITDA: Presentation of earnings before interest, income tax, depreciation and amortization (“EBITDA”) as a non-GAAP measure is useful to management, investors and other users of our financial information in evaluating operating profitability of the Company. EBITDA is calculated by adding back financial Income (Expenses), income taxes, depreciation and amortization expense to net income.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

Changes in financial liabilities

Changes in liabilities arising from financing activities such as loans and financings, leases and financial instruments are presented below:

	Loans and financing	Leases	Derivative financial instruments (Assets) Liabilities

December 31, 2019	2,029,088	7,780,870	(42,106)
Additions	1,800,000	1,966,355	(161,429)
Remeasurement	-	(443,666)	-
Financial expenses	90,500	797,569	13,016
Foreign variations exchange net	305,010	-	(305,012)
Payments	(1,879,566)	(1,722,293)	29,610

December 31, 2020	2,345,032	8,378,835	(465,921)

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

37.	Pension plan and other post-employment benefits

	December 2020	December 2019

PAMEC/asset policy and medical plan	7,346	5,782

ICATU, SISTEL and FUNCESP

The Company has been sponsoring defined benefit private pension plans for a group of employees from the former TELEBRÁS system, which are currently under the administration of the Sistel Foundation for Social Security and the ICATU multi-sponsor fund. In addition to the plans coming from the TELEBRÁS system, there is also the plan administered by the CESP foundation resulting from the incorporation of AES Atimus.

Such pension plans, as well as medical plans, are briefly explained below:

PBS assisted (PBS-Tele Celular Sul and PBS-Tele Nordeste Celular): SISTEL's benefit plan, which has a defined benefit characteristic and includes inactive employees who were part of the plans sponsored by the companies of the old TELEBRÁS system;

PBS (PBS Tele Celular Sul and PBS Tele Nordeste Celular): pension plan for inactive employees, being such a multi-sponsored benefits plan under the administration of ICATU MULTI-SPONSORED Fund;

Administration agreement: administration agreement for retirement payment to retirees and pensioners, for the retirees of the company's predecessors under the management of ICATU MULTI-SPONSORED Fund;

PAMEC/Asset Policy: complementary health care plan for retirees of the Company's predecessors;

AES Telecom: Supplementary pension and pension plan's installment, administered by the CESP Foundation, which is the responsibility of the company, with a view to the acquisition of Eletropaulo Telecomunicações Ltda (AES Atimus), succeeded by TIM Fiber SP LTDA, later incorporated into TIM Celular which was incorporated by the Company.

Medical care plan Fiber: Provision for maintenance of health plan as post-employment benefit to former employees of AES Atimus (as established in Law 9656/98, articles 30 and 31), which was acquired and incorporated by TIM Celular and which was subsequently incorporated by the Company.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

The actuarial position of liabilities and assets related to retirement and health care plans, on December 31, 2020, in accordance with the rules provided for by IAS 19 is presented below.

a) Effects on the base date of December 31:

	Plans						Total
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical care plan	2020	2019

Reconciliation of assets and liabilities on 12/31/2020	(*)		(*)

Present value of the actuarial obligations	41,852	10,072	147	858	12,090	4,343	69,362	54,877
Fair value of the plan assets	(57,479)	(12,998)	(434)	-	(9,945)	-	(80,856)	(54,855)
Present value of the obligations exceeding the fair value of the assets	(15,627)	(2,926)	(287)	858	2,145	4,343	(11,494)	22

Amount recognized in other comprehensive income	-	2,023	-	-	-	-	2,023	-
Net actuarial liabilities/(assets)	(15,627)	(903)	(287)	858	2,145	4,343	(9,471)	22

(*) No asset was recognized by the sponsors, due to the impossibility of reimbursing this surplus, and the fact that the sponsor’s contributions will not be reduced in the future.

b) Changes in net actuarial liabilities (assets)

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical care plan

Actuarial liabilities (assets) on 12/31/2019	(3,564)	(3,420)	(274)	1,080	2,117	2,585
Expense (revenue) recognized in income (loss)	(243)	(230)	(19)	72	272	329
Contributions of the sponsor	-	-	-	(48)	-	(36)
Recognized actuarial (gains) or losses	(11,820)	2,747	6	(246)	(244)	1,465

Net actuarial liabilities (assets) on 12/31/2020	(15,627)	(903)	(287)	858	2,145	4,343

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

c) Reconciliation of present value of obligations

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical care plan

Value of obligations on 12/31/2019	40,427	10,107	151	1,080	11,099	2,585
Cost of current service	15	-	-	-	125	150
Interest on actuarial obligation	2,650	658	10	72	774	179
Benefits paid in the year	(2,718)	(756)	(9)	(48)	(494)	(36)
Contributions paid by participants	-				77
(Gains)/losses in obligations	1,478	63	(5)	(246)	509	1,465

Value of obligations on 12/31/2020	41,852	10,072	147	858	12,090	4,343

d) Reconciliation of the fair value of the assets

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical care plan

Fair value of assets on 12/31/2019	43,991	13,527	425	-	8,982	-
Benefits paid in the year	(2,718)	(756)	(9)	-	(494)	-
Actual earnings from assets during the year	2,893	888	29	-	627	-
Actuarial gain (loss) on plan assets	13,313	(661)	(11)	-	753	-
Contributions paid by participants	-	-	-	-	77	-
Contributions of sponsor converted in the plan	-	-	-	-		-
Fair value of assets on 12/31/2020	57,479	12,998	434	-	9,945	-

e) Payments or contributions expected for 2021

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical care plan

Current service cost (with interest)	17	-	-	-	-	213
Interest on actuarial obligations	2,743	640	10	57	868	322
Earnings expected from assets	(3,799)	(834)	(29)	-	(708)	-
Interest on the effect of the (asset)/liability limit	1,056	60	20	-	-	-

Total unrecognized net expense (revenue)	17	(134)	1	57	160	535

Actuarial assumptions adopted in the calculations

The main actuarial assumptions adopted in the calculation were as follows:

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

Nominal discount rate for the actuarial obligation:	PBS South: 6.76% / 3.15%; PBS Nordeste: 6.86% / 3.25%; CA: 6.86% / 3.25%; PBS-A: 6.60% / 3.00%; AES: 7.43% / 3.80%; PAMEC: 6.81% / 3.20%; FIBER: 7.43% / 3.80%
Salary growth rate - nominal:	PBS: 3.50%/ 0.00% CA, PBS-A, AES, PAMEC and FIBER: Not applicable
Biometric general mortality table:	PBS, CA, PAMEC and FIBER: AT-2000 segregated per sex, decreased by 10%
Biometric table of new disability benefit vested:	PBS and FIBER: Álvaro Vindas; CA, PBS-A, AES and PAMEC: Not applicable
Expected turnover rate:	PBS: Null; CA, PBS-A, AES and PAMEC: Not applicable; FIBER: 0.15/ (length of service + 1), being null as of 50 years old
Probability of retirement:	PBS and FIBER: 100% at 1st eligibility; CA, PBS-A, AES and PAMEC: Not applicable
Estimated long-term inflation rate	PAMEC and FIBER: 6.60% / 3.00%
Determination method	Projected Unit Credit Method

38.       Insurance

The Company maintains a policy of monitoring the risks inherent in its operations. As a result, on December 31, 2020, the company had insurance contracts in force to cover operational risks, civil liability, cyber risks, health, among others. The management of the company understands that the policies represent sufficient amounts to cover any losses. The main assets, liabilities or interests covered by insurance and their respective amounts are as follows:

Description	Insured amounts
Operating risks	R$ 34,983,023
General Civil Liability - RCG	R$ 80,000
Cyber risks	R$ 28,521
Automobile (executives and operational fleet)	R$ 1,000 for optional civil liability (property damage and bodily harm) and R$ 100 for pain and suffering.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

39.	Supplementary information to the cash flow

	2020	2019	2018
Transactions not involving cash
Additions to property, plant and equipment and intangible assets - with no cash effect	(1,315,151)	(6,653,985)	(38,944)
Increase in lease liabilities - no effect on cash	1,315,151	6,653,985	38,944

40.	Relevant transactions

Results of Oi’s mobile assets auction and signing of the purchase and sale agreement

On December 14, 2020, in continuity with the Material Facts disclosed on March 10, 2020, July 18, 2020, July 27, 2020, August 7, 2020 and September 7, 2020, TIM S.A. informed its shareholders and to the market in general that the offer made by TIM, jointly with Telefônica Brasil S.A. and Claro S.A. (jointly, the “Buyers”), was declared the winner of the competitive bid for the sale of assets of the Oi Group’s mobile telephony operation (Personal Mobile Service) (“UPI Ativos Móveis”). The Judicial Reorganization Court approved the Buyers’ proposal as the winner of the competitive sale process of UPI Ativos Móveis, after the favorable manifestations of the Public Ministry of the State of Rio de Janeiro and the Judicial Administrator.

The total value of the transaction was R$ 16.5 billion, plus the value of the consideration offered to the Oi Group for Transmission Capabilities Contracts in the take-or-pay modality, to be entered into at the time of the completion of the transaction and whose NPV (net present value) corresponds to approximately R$ 819 million. Of the amount of R$ 16.5 billion, R$ 15.744 billion refer to the Base Price of the offer and R$ 756 million correspond to Transition Services to be provided by Oi Group for the Buyers for up to 12 months. TIM will pay 44% of the Base Price and Transition Services amounts, totaling approximately R$ 7.3 billion. Regarding the Capacity Contract, the Company will be responsible for paying amounts that brought to present value total approximately R$ 476 million (58% of the contract’s NPV considering its specificities).

TIM will be responsible for the following:

• Clients: approximately 14.5 million customers (corresponding to 40% of the total customer base of UPI Ativos Móveis) – according to Anatel’s access base from April 2020. The allocation of customers among Buyers took into account criteria that favor competition between operators currently operating in the Brazilian market;

• Radio frequency: approximately 49 MHz as a national average weighted by the population (54% of UPI Ativos Móveis’ radio frequencies). The frequency division between Buyers strictly respects the spectrum limits per group established by Anatel;

• Infrastructure: approximately 7,200 mobile access sites (corresponding to 49% of the total of UPI Ativos Móveis’ sites).

On January 28th, 2021, the Purchase and Sale of Shares and Other Covenants Agreement (“Agreement”) was signed by Oi mobile S.A., as Seller; TIM, Telefônica Brasil S.A. and Claro S.A., as Buyers; and Oi S.A. and Telemar Norte Leste S.A., as intervening parties and guarantors of Seller's obligations.

The conclusion of the acquisition by the Buyers of UPI Mobile Assets shall take place in accordance with the plan for the segregation of such assets – each of which at the end of each Buyer will acquire shares in an SPE containing its share of UPI Mobile Assets. The conclusion of the acquisition also is subjected to certain precedent conditions usually applicable to this type of transaction and provided for in the Agreement, among which ANATEL's prior consent and approval by CADE, as well as, if applicable, the submission to the Company's general shareholders' meeting, pursuant to article 256 of the Brazilian Corporate Law, in which case additional information will be disclosed in due course.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2020 (In thousands of reais, unless otherwise indicated)

Approval of constitution of a company to provide residential fiber optic infrastructure services

TIM S.A., giving continuity to its 2020-2022 Strategic Plan, announced, on December 10, 2020, that TIM’s Board of Directors, after analyzing the studies carried out and the non-binding proposals received, approved, at a meeting held on the same date, the constitution of a company, in preparation for future segregation of assets and provision of residential fiber optic infrastructure services. This process is one of the intermediate steps in the transformation of TIM in a provider of broadband services and aims to create an open fiber optic infrastructure vehicle (“FiberCo”) with the acquisition of a strategic partner that will become a partner of FiberCo.

FiberCo will operate in the wholesale market and can provide last-mile fiber connectivity and transportation services to market operators, with TIM as the anchor client. The purpose of this transaction is to accelerate the growth of the residential broadband business and allow the appropriate valuation of part of TIM’s infrastructure.

41.	Subsequent events

TIM obtains the right to exercise shares of Banco C6

On February 1, 2021, TIM announced that, within the scope of the strategic partnership (“Partnership”) entered into with Banco C6 S.A. (“C6” or “Bank”), the right to exercise ordinary shares equivalent to the indirect interest of approximately 1.4% of C6’s capital as a result of meeting, in December 2020, the 1st level of the agreed targets, which will be exercised when the Company’s management deems it more practical and convenient. It is important highlighting that the aforementioned shares call option will grant TIM, when exercised, a minority position and without a control or significant influence over the management of C6.

C6 is a digital bank with outstanding growth in Brazil, being the institution that grew the most in the 3rd quarter of 2020, with over 4 million bank accounts opened until November. The Bank has approximately R$ 5.3 billion in total assets and transacts over R$ 1.5 billion in its payment platform per month.

In less than a year, the Partnership between companies generated a significant number of open accounts through the combined offers of telecommunications and financial services, which reinforces the relationship between TIM and C6 with significant results and confirms the innovative and customer convenience focused character.

Credit Agreement

In April 2021, the Company entered into two loan agreements with Banks BNP and Bank of Nova Scotia, in the total amount of R$1.1 billion. Those agreements are payable in three years.

86