Form 20-F
period 2021-12-31
TIM S.A.
filed 2022-04-15
CIK 1826168

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its charter)

TIM, Inc.
(Translation of Registrant’s name into English)

THE FEDERATIVE REPUBLIC OF BRAZIL

(Jurisdiction of incorporation or organization)

João Cabral de Melo Neto Avenue, 850 – South Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive offices)

Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer
TIM S.A.
João Cabral de Melo Neto Avenue, 850 – South Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
Tel: 55 21 4109-4167
ri@timbrasil.com.br
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, without par value*		New York Stock Exchange
American Depositary Shares, as evidenced by American Depositary Receipts, each representing five Common Shares	TIMB	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange

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

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-accelerated Filer ☐ Emerging growth company ☐

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

References in this annual report to the “common shares” are to the common shares of TIM. References to the “American Depositary Shares” or “ADSs” are to TIM’s American Depositary Shares, each representing five common shares. The ADSs are evidenced by “American Depositary Receipts,” or “ADRs,” which are listed on the New York Stock Exchange, or the “NYSE”, under the symbol “TIMB.”

Market Share Data

We calculate market share information based on information provided by Brazil’s National Telecommunications Agency (Agência Nacional de Telecomunicações) (“Anatel”). We calculate penetration data based on information provided by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) (“IBGE”).

Presentation of Financial Information

We maintain our books and records in reais. The financial statements included in this annual report were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). As a complement to the IFRS principles, the Company also applies accounting practices established under Brazilian corporate law and rules issued by the Securities and Exchange Commission of Brazil (Comissão de Valores Mobiliários) (“CVM”), for the Brazilian Stock Market Exchange and Anatel to comply with the regulatory requirements. The selected financial information for the Company included in “Item 3. Key Information—A. Selected Financial Data” should be read in conjunction with, and is qualified in its entirety by, the IFRS financial statements of the Company and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this annual report.

The Merger, which occurred in 2020, as defined below, was accounted using the predecessor method of accounting, through which the historical operations of TIM Participações are deemed to be those of the Company. See “Item 4. Information on the Company—A. History and Development of the Company—Historical Background.” Accordingly, the financial statements included in this report reflect:

•	the historical operating results and financial position of TIM Participações prior to the Merger;
•	the consolidated results of the Company and TIM Participações following the Merger;
•	the balances as of and for the years ended December 31, 2020 and 2019 represent consolidated amounts;
•	as of December 31, 2021, due to the fact that we sold 51% of the share capital of I-Systems (formerly FiberCo) to IHS, we no longer had any subsidiaries and so no subsidiaries were presented in our financial statements. As such, the balances as of December 31, 2021 are individual. See Note 1 to our financial statements included elsewhere in this annual report.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying our accounting policies. Those areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3 to our financial statements.

All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars.

ii

Solely for the convenience of the reader, we have translated some amounts included in “Item 3. Key Information—A. Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the commercial selling exchange rate as reported by the Central Bank of Brazil (Banco Central do Brasil) (“Central Bank”), at December 31, 2021 of R$5.58 to U.S.$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian currency.

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

Forward-Looking Information

This annual report contains statements in relation to our plans, forecasts, expectations regarding future events, strategies and projections, which are forward-looking statements and involve risks and uncertainties and are therefore, not guarantees of future results. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after we file this annual report because of new information, future events and other factors. We and our representatives may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of our management, are forward-looking statements. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “plan,” “predict,” “project” and “target” and similar words are intended to identify forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. These statements appear in a number of places in this annual report, principally in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” and include, but are not limited to, statements regarding our intent, belief or current expectations with respect to:

•	general economic, political, social and business conditions in Brazil, including the impact of the current international economic environment and the macroeconomic conditions in Brazil including the upcoming Brazilian presidential election of 2022 and the ongoing military conflict between Russia and Ukraine;
•	Brazilian telecommunications industry conditions, size and trends;
•	characteristics of competing networks’ products and services;
•	estimated demand forecasts;
•	the COVID-19 pandemic and other actual or threatened epidemics, pandemics, outbreaks, or other public health crises, could have an adverse impact on our business;
•	the size of our subscriber base, particularly any increase in our postpaid subscribers;
•	development of additional sources of revenue;
•	strategy for marketing and operational expansion;
•	achieving and maintaining customer satisfaction;
•	development of higher profit margin activities, attaining higher margins, and controlling customer acquisition and other costs; and
•	capital expenditures forecasts, funding needs and financing resources.

iii

Because forward-looking statements are subject to risks and uncertainties, our actual results and performance could differ significantly from those anticipated in such statements and the anticipated events or circumstances might not occur. The risks and uncertainties include, but are not limited to:

•	our ability to successfully implement our business strategy;
•	increasing competition from other providers and services in the telecommunications industry, particularly global and local Over The Top (“OTT”), competitors providing communication services like Voice over Internet Protocol, (“VoIP”), calls and messages;
•	the trend towards consolidation in the Brazilian telecommunications market;
•	our ability to respond to new telecommunications technologies that are received favorably by the market;
•	our ability to efficiently operate our systems and controls that are subject to failure or to cyber-security risks;
•	our ability to expand our services while maintaining the quality of the services provided and a positive customer experience;
•	our ability to operate efficiently and to refinance our debt as it comes due, particularly in consideration of political and economic conditions in Brazil and uncertainties in credit and capital markets, such as in the context of the ongoing COVID-19 pandemic and the military conflict between Russia and Ukraine;
•	performance of third party service providers and key suppliers on which we depend, as well as credit risk with respect to our customers;
•	government policy and changes in the regulatory environment or in the legal framework in Brazil, particularly as an economic group classified as having significant market power in some markets subject to increased regulation;
•	our dependence on authorizations granted and renewed by the Brazilian government;
•	the effect of economic and political conditions, such as inflation and exchange rate fluctuations;
•	the growing requirements and new regulations and standards regarding Environmental, Social and Governance (“ESG”) disclosure could generate yet to be identified obligations and expenditures; and
•	other factors identified or discussed under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

iv

Part I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.       [Reserved]

Selected Financial Data

The selected financial data presented below should be read in conjunction with our financial statements, including the notes thereto. Our financial statements included herein, the balance sheets as of December 31, 2021, and the results of operations and cash flows for the year ended December 31, 2021 have been audited by Ernst & Young Auditores Independentes S.S. The report of Ernst & Young Auditores Independentes S.S. on such financial statements appear elsewhere in this annual report.

Our financial statements included herein and the selected financial data as of and for the years ended December 31, 2021, 2020 and 2019 derive from the respective year-end financial statements audited by Ernst & Young Auditores.

The following table presents a summary of our historical financial and operating data for each of the periods indicated. Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2021 have been translated into U.S. dollars at the commercial market rate in effect on December 31, 2021 (as reported by the Central Bank of R$5.58 to U.S.$1.00). See “—Exchange Rates” for information regarding exchange rates for the Brazilian real. You should read the following information together with our financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

	As of and for the Year Ended December 31,
	2021 U.S.$	2021 R$(1)	2020 R$	2019 R$
	(in thousands, unless indicated otherwise)
Income Statement Data:
Revenue	3,236,206	18,058,027	17,267,812	17,377,194
Cost of services provided and goods sold	(1,513,087)	(8,443,023)	(7,996,615)	(7,433,731)
Gross income	1,723,119	9,615,004	9,271,197	9,943,463
Operating income (expenses)
Selling expenses	(828,277)	(4,621,788)	(4,443,027)	(4,986,289)

General and administrative expenses	(308,850)	(1,723,384)	(1,673,290)	(1,717,859)
Share of loss of an associate	(2,074)	(11,572)	-	-
Other income (expenses), net	89,206	497,771	(351,854)	1,275,542
Profit before financial income and expenses	673,124	3,756,031	2,803,026	4,514,857
Financial income (expenses) and foreign exchange variations, net	(116,990)	(652,806)	(810,622)	21,210
Profit before income tax and social contribution	556,134	3,103,225	1,992,404	4,536,067
Income tax and social contribution	(26,174)	(146,051)	(164,150)	(913,940)
Profit for the year	529,959	2,957,174	1,828,254	3,622,127
Basic earnings per share (in R$/U.S.$ per share)	0.22	1.22	0.76	1.50
Diluted earnings per share (in R$/U.S.$ per share)	0.22	1.22	0.76	1.50
Number of shares outstanding:
Common shares (in millions)	2,420	2,420	2,420	2,421
Dividends per share	0.07	0.37	0.38	0.35
Balance Sheet Data:
Property, plant, equipment and intangibles assets	5,178,043	28,893,479	27,127,773	27,280,490
Total assets	8,928,170	49,819,186	41,654,417	40,348,924
Leases, Loans and Financing	2,313,442	12,909,004	10,723,867	9,809,958
Shareholders’ equity	4,499,481	25,107,106	23,182,745	22,431,818
Share capital	2,415,393	13,477,891	13,477,891	9,866,298
Cash Flows Data:
Operating Activities:
Net cash flows from operating activities	1,806,109	10,078,087	8,673,871	7,064,726
Investing Activities:
Net cash flows used in investing activities	(1,198,816)	(6,689,396)	(5,293,356)	(3,712,642)
Financing Activities:
Net cash flows used in financing activities	(131,786)	(735,366)	(3,089,273)	(2,142,804)
Increase (decrease) in cash and cash equivalents	475,506	2,653,325	291,243	1,209,280
Cash and cash equivalents at the beginning of the year (2)	461,522	2,575,290	2,284,048	1,075,530
Cash and cash equivalents at the end of the year (2)	937,028	5,228,615	2,575,291	2,284,810

(1)	the balances for the years ended December 31, 2020 and 2019 represent consolidated amounts. As of December 31, 2021, due to the fact that we sold 51% of the share capital of I-Systems (formerly FiberCo) to IHS, we no longer had any subsidiaries and so no subsidiaries were presented in our financial statements. As such, the balances as at December 31, 2021 are individual. See Note 1 of our financial statements included elsewhere in this annual report.
(2)	As a consequences of the merger of TIM Participações S.A. into TIM S.A. during 2020, end of year balances for each of 2019 and 2020 do not correspond with beginning balances for each of 2020 and 2021, respectively, due to our reporting balances for TIM Participações S.A. in 2019, TIM S.A. on a consolidated basis for 2020 and TIM S.A. on a stand-alone basis for 2021.

Brazilian Economic Environment

Our business, prospects, financial condition and results of operations are dependent on general economic conditions in Brazil. The table below sets forth data regarding gross domestic product (“GDP”), inflation, interest rates and real/U.S. dollar exchange rates in the periods indicated:

	2021	2020	2019
GDP growth (contraction) (%)(1)	4.5	(4.1)	1.1
Inflation (deflation) – IGP-M (%)(2)	17.47	23.14	7.30
Inflation (deflation) – IPCA (%)(3)	10.06	4.52	4.31
SELIC (%)(4)	9.25	2.00	4.50
DI Rate (%)(5)	4.43	1.90	4.40
TJLP (%) (6)	5.32	4.55	5.57
Appreciation (devaluation) of the real against the U.S. dollar (%)	(7.4)	(29.34)	(4.02)
Exchange rate (closing) – R$ per U.S.$1.00	5.5805	5.1967	4.0307
Average exchange rate – R$ per U.S.$1.00(7)	5.3950	5.1612	3.9453

(1)	Brazilian GDP was calculated using the new procedures adopted by the IBGE.
(2)	The General Market Price Index (Índice Geral de Preços do Mercado) (“IGP-M”), as measured by Fundação Getulio Vargas (“FGV”), represents data accumulated over the 12 months in each year ended December 31.
(3)	The National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) (“IPCA”), as measured by IBGE, represents data accumulated over the 12 months in each year ended December 31.
(4)	This is the average adjusted rate of daily financing determined in the Special Settlement and Custody System (Sistema Especial de Liquidação e Custódia) (“SELIC”), for Brazilian federal securities (end of period).
(5)	The DI rate is the end of period interbank deposit rate in Brazil.
(6)	The long-term interest rate (Taxa de Juros de Longo Prazo) (“TJLP”), represents the interest rate applied by the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social) (“BNDES”), in long-term financings (end of the period).
(7)	Average exchange rate of each year.

Sources: BNDES, Central Bank, Bloomberg, FGV and IBGE.

Similar to 2020, 2021 continued to be significantly impacted by the COVID-19 pandemic. Following the commencement of wide scale vaccination globally in late 2020, and with the advance of vaccination in Brazil throughout 2021, combined with the consequent easing of mobility restrictions, Brazil’s gross domestic product (GDP) grew by 4.5%, slightly offsetting the contraction of 4.1% in 2020. The trade balance closed 2021 with a surplus of U.S.$ 61 billion, representing a growth of 21.1% compared to 2020. It is worth mentioning the 38.2% increase in imports that more than offset the 34% increase in exports. Inflation, measured by the IPCA, reached 10.06%, its highest annual rate since 2015, exceeding the midpoint of the target set by the Central Bank, which was 3.75% for the year. The performance is explained by the impacts of the growth of foods and beverages prices, driven by the strong demand for these products, the rise of dollar and the prices of commodities in the international market. The SELIC, or basic interest rate, was lowered progressively to 2.00% on August 5, 2020 before increasing again and reaching 9.25% as of December 31, 2021. This movement is explained by stimulus measures being undertaken to prompt an economic recovery following lock-down measures implemented by the government in response to the COVID-19 pandemic and a temporary high inflation impact expectation. The Brazilian government and Central Bank have taken and will likely continue to take actions to change or adjust economic policies as a reaction to turmoil in the financial markets and increased volatility caused by the COVID-19 outbreak.

Despite the overall positive economic impact of the approval of the public pension reform in 2019, instability continued to characterize Brazil’s political environment, leading to uncertainties regarding the approval of other necessary reforms such as fiscal and administrative reforms. We cannot predict the effects of further political developments on the Brazilian economy, including the policies that President Jair Bolsonaro and his economic team submit for congressional analysis in the last year of his term in office, which may be approved or not and might affect our business and the Brazilian economy.

In Europe, levels of economic activity entered a slower growth trajectory, as political tensions within the Eurozone and the effects of the United Kingdom formally leaving the European Union on January 31, 2020, or Brexit, continue (see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—We may be impacted by volatility in the global financial markets”). In the United States, it is unclear the degree to which current political divisions in the country will continue throughout the current four-year presidential term of President Biden, as well as the policies that will be adopted by the current administration and the effects of any such policies, if implemented.

Exchange Rates

In respect of foreign exchange, the Brazilian real depreciated 7.4% compared to the U.S. dollar in 2021. During the year, the exchange rate showed a depreciation of the real since December 31, 2020 due primarily to the impact of the COVID-19 pandemic on the Brazilian economy and the uncertainties related to the Brazilian fiscal policy. There can be no assurance that the real will not appreciate or further depreciate against the U.S. dollar or other currencies in the future.

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

During the first part of 2022, the real appreciated as compared to the U.S. dollar. On April 13, 2022, the selling real/dollar exchange rate was R$4.68 to U.S.$1.00. The real/dollar exchange rate fluctuates and, therefore, the selling rate on April 13, 2022 may not be indicative of future exchange rates.

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

Summary of Risks Relating to our Business

•	We may be unable to successfully implement our business strategy.
•	Future partnerships or joint ventures that we make or enter into may not bring the expected financial results and could cause harm to our image as well as financial costs

•	Any acquisitions or investments in other companies, products, or technologies could require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our operating results
•	We face various risks related to the COVID-19 pandemic and other health epidemics and outbreaks, which may have material adverse effects on our business, financial condition, results of operations and cash flows.
•	We face increasing competition from other providers and services, which may adversely affect our results of operations.
•	Our operations depend on our ability to efficiently operate our systems and controls that are subject to failure that could affect our business and our reputation.
•	We face various cyber-security risks that, if not adequately addressed, could have an adverse effect on our business.
•	Our operations could be suspended or interrupted as a result of natural or man-made disasters or other unexpected events.
•	We may be unable to implement our plans to expand and enhance our existing networks in Brazil in a timely manner or without unanticipated costs, which could hinder or prevent the successful implementation of our business plan and result in revenues and net income being less than expected.

Summary of Risks Relating to Brazil

•	Anatel classified us as an economic group with significant market power in some markets and we are now subject to increased regulation.
•	The Brazilian government under certain circumstances may terminate our authorizations or we may not receive renewals of our authorizations.
•	Risks related to Brazilian economic and political conditions may negatively affect our business.
•	The Brazilian government has exerted significant influence over the Brazilian economy and continues to do so. This involvement may have an adverse effect on our activities, our business and on the market prices of our shares and ADSs.
•	Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to our business and over our prices.

Summary of Risks Relating to our Common Shares and the ADSs

•	Our controlling shareholder has power over the direction of our business.
•	Holders of our ADSs are not entitled to attend shareholders’ meetings and may only vote through the depositary.
•	Holders of our ADSs or common shares in the United States may not be entitled to participate in future preemptive rights offerings.
•	Cash dividends, interest on shareholders’ equity and other cash distributions, as well as judgments seeking to enforce our obligations in respect of our shares or ADSs in Brazil will be payable only in reais.
•	Holders of ADSs or common shares could be subject to Brazilian income tax on capital gains from sales of ADSs or common shares.

•	An exchange of ADSs for common shares risks loss of certain foreign currency remittance and Brazilian tax advantages.

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

Additionally, in the second half of 2020 we initiated the deployment of a new technology in our mobile network, which we refer to as 5G DSS (Dynamic Spectrum Sharing). 5G DSS is a new feature that allows the deployment of LTE and 5G in the same frequency band and dynamically allocates radio resources between the two technologies based on user demand. This technology results in certain benefits like a smoothing handover between 4G and 5G networks, a correct Time-to-Market for the launching of the 5G, technology, and a better use of the spectrum between technologies as the penetration of 5G terminals increases, without the need for a spectrum reframing. However, it is expected that 5G traffic will increase in the near future as a result of the commencement of wide-scale deployment of 5G on a standalone architecture basis (known as 5G SA) in conjunction with 5G Dynamic Spectrum Sharing (known as 5G DSS). This increase in traffic may impact the network resources which serve users with legacy technology such as LTE. In addition, implementing new functionalities using 5G SA carries with it the inherent risks that come with implementing any new technology.

Our ability to implement our strategy is influenced by many factors partially or completely outside our control, including:

•	an increase in the number of competitors in the telecommunications industry that could reduce our market share;
•	increased competition from mobile virtual network operator companies, which offer telecommunication services to customers by leasing network capacity from traditional network providers, without their own network infrastructure;
•	increased competition from global and local OTT, providers who offer content and services based on the Internet including voice calls and messaging without owning network infrastructure;
•	increased competition in our main markets that could reduce the prices we charge for our services and could have an unintended adverse effect on our results;
•	our ability to strengthen our competitive position in the Brazilian mobile telecommunications market;

•	our ability to develop and introduce new and innovative technologies that are received favorably by the market, and to provide Value-Added Services to encourage the use of our network;
•	controls and system technology failures, which could negatively affect our revenues and reputation;
•	the introduction of transformative technologies that could be difficult for us to keep pace with and could cause significant revenues decrease;
•	our ability to operate efficiently and to refinance our debt as it comes due, particularly in consideration of political and economic conditions in Brazil and uncertainties in credit and capital markets;
•	our ability to most efficiently scale our structure;
•	our ability to attract and retain qualified personnel;
•	performance of third party service providers and key suppliers on which we depend, such as any difficulties we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weakness of our suppliers;
•	government policy and changes in the regulatory environment or legal framework in Brazil;
•	the effect of exchange rate and inflation fluctuations;
•	the outcome of litigation, disputes and investigations in which we are involved or may become involved;
•	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs;
•	large scale adverse events that could cause negative effects, requiring a long recover period, or even impact permanently the socioeconomic environment, such as natural disasters, political instability, or pandemics;
•	the real possibility of an increase in taxes by state governments and the Federal Government in order to balance their financial deficit;
•	the increasing demand on our system bandwidth to manage the continuous growth of mobile data traffic, which in turn requires further investments in infrastructure or the acquisition of additional spectrum frequencies in order to maintain network quality and prevent turnover, especially in big cities, where the population is highly concentrated and the costs of network expansion are considerably high; and

As a result of these uncertainties, there can be no assurance that our strategic objectives can effectively be attained in the manner and within the time frame described.

Future partnerships or joint ventures that we enter into may not bring the expected financial results and could cause harm to our image as well as financial costs

We may enter into relationships with other businesses in order to expand our platform, which could involve preferred or exclusive licenses, additional channels of distribution, or discount pricing or investments in other companies. Negotiating these transactions can be time-consuming, difficult, and expensive, and our ability to close these transactions may be subject to third-party approvals, such as government regulatory approvals, which are beyond our control. Consequently, we can make no assurance that these transactions, once undertaken and announced, will close.

Furthermore, our established partnerships are subject to common litigation risks and we can make no assurance that these established partnerships or future partnerships will not become involved in any type of dispute. We may also be required to initiate litigation to protect our interests.

Any acquisitions or investments in other companies, products, or technologies could require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our operating results.

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

Acquisitions or investments may result in unforeseen operating difficulties and expenditures and we may not achieve the anticipated benefits from certain acquisition, partnership and joint venture due to a number of factors, including:

•	inability to integrate or benefit from businesses, services, customers or technologies that we acquire or with which we form a partnership or joint venture in a profitable manner;
•	unanticipated costs or liabilities associated with the acquisition;
•	inability to finance any businesses, services or technologies that we acquire or with which we form a partnership or joint venture;
•	difficulty integrating the accounting systems, operations, and personnel of the acquired business;
•	difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;
•	diversion of management’s time and resources from other core business concerns;
•	adverse effects to our existing business relationships with business partners and customers as a result of the acquisition;
•	the potential loss of key employees;
•	use of resources that are needed in other parts of our business.

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

We face various risks related to health epidemics and other outbreaks, including the global outbreak of COVID-19. The COVID-19 pandemic, changes in consumer behavior related to illness, pandemic fears and market downturns, and restrictions intended to slow the spread of COVID-19, including quarantines, government-mandated actions, stay-

at-home orders and other restrictions, led to reduction of demand for our services and our ability to provide those services, disruption and volatility in the global and Brazilian capital markets and had a negative impact on global, regional and national economies and disrupted supply chains and reduced international trade and business activity.

The COVID-19 pandemic continued to have a significant impact throughout the 2021 financial year, and imposed tremendous challenges on society, public health and the economy. Amid increased vaccination, the emergence of new variants of the virus, escalating inflation, and rising interest rates, our business proved to be resilient in delivering solid results by late 2021, meeting all the targets established with our shareholders. .

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

We face competition throughout Brazil from many providers in the personal communications service (“PCS”), market. We compete with providers of mobile telecommunication, VoIP services (“Voice over Internet Protocol”), and landline telecommunications services – including by bundling voice and data to customers in a single offer. Due to this increasing competition, we may incur higher advertising and commercial costs as we attempt to maintain or expand our market share. Other than TIM, the following main competitors also hold authorizations to provide PCS with national coverage: Claro S.A., under the brand name Claro, Telefônica Brasil S.A. (“Telefônica Brasil”), under the brand name Vivo and Oi S.A., under the brand name Oi. Moreover, all PCS providers with national coverage offer third generation, or 3G, and fourth generation, or 4G, mobile telecommunications network technology, reducing differentiation. With the recent acquisition of Oi Mobile assets by TIM, Vivo and Claro, we believe that the likelihood of further consolidations in the Brazilian telecom market among the main competitors are remote, but if further consolidations driven by our main competitors were to occur, those consolidations may favor their strategic advantage with increased market power and access to greater financial resources, thereby weakening our market position.

We also expect to face increased competition from other services outside the telecommunications industry. Technological changes, such as the development, roll-out, and improvement of 4G and 5G mobile networks, may create new revenue streams but also hinder traditional services, introducing additional sources of competition, as is already the case with services like VoLTE calls, messages and SMS. These OTT communication apps are often free of charge (i.e., no subscription fee), accessible by smartphones, and usually allow their users to have access to potentially unlimited messaging and voice services over the Internet, bypassing traditional and more profitable voice and messaging services. As a result, voice traffic is migrating to data and offers from almost all competitors have started to include unlimited voice, thereby accelerating commoditization. Furthermore, very often OTT applications become so important to customers that they are bundled as zero-rated services, or OTT applications for which data usage is free. These and other factors, including the regulatory and tax asymmetry, are responsible for the increase in the competitive pressure we are facing in the mobile market.

OTT application service providers also leverage existing infrastructures and generally do not operate capital-intensive business models associated with traditional mobile network operators like TIM. Technological developments have led to significant improvements in the services provided by OTT applications – particularly in speech quality delivered by data communications apps, strengthening their positioning and relevance as competitors. In addition, providers with strong brand capability and financial strengths have turned their attention to the provision of OTT application services. In the long term, if non-traditional mobile voice and data services or similar services continue to increase in popularity, as they are expected to do, and if we and other mobile network operators are not able to address this competition, this could contribute to further declines in mobile monthly average revenue per user (“ARPU”), and lower margins across many of our products and services, thereby having a material adverse effect on our business, results of operations, financial condition and prospects.

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

Additionally, we expect that the 3.5GHz rights that were acquired by regional providers may provide them with an opportunity to become mobile network operators (“MNOs”). In addition, the new neutral network, which is proposed to be offered by Winity Telecom (the winner of the 700 MHz spectrum), may leverage mobile network capacity for internet service providers (“ISPs”), thereby allowing the ISPs to extend their offerings to their current broadband customer base with bundle offerings, which may increase their competitive offering in the marketplace.

We expect that new products and technologies will be developed frequently and that those already established will be in continuous evolution, implying a variety of potential consequences for us. These new outcomes may, in the best scenario, reduce the price of our services by providing lower-cost alternatives or, in the worst scenario, render our products and services obsolete, requiring significant investments in new technologies. If such changes occur, our main competitors in the future may be new participants in the market without the burden of an installed older infrastructure. The amount of investment needed to upgrade our premises and to stay effectively competitive could be significant.

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

The Brazilian telecommunications market has been subject to market consolidation. For example, in 2014, Telefónica S.A. acquired all of the shares of GVT Participações S.A from Vivendi S.A. In 2019, Nextel Brazil was acquired by Claro S.A. In August 2020, Bordeaux Fundo de Investimentos (Bordeaux Investment Fund) acquired the Brazilian regional operator Sercomtel Telecomunicações following its privatization. Subsequently, in November 2020, Bordeaux was successful in a competitive auction to acquire Copel-backed Copel Telecom. In December 2020, we presented a joint offer with Telefônica Brasil S.A. and Claro S.A. for the acquisition of Oi Group’s UPI mobile business, as part of Oi Group’s judicial reorganization (a form of bankruptcy protection under Brazilian law) which started in June 2016. See “Item 4. Information on the Company—A. Information on the Company — A History and Development of the Company—Historical Background.

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

Resolution No. 703/2018 changed the spectrum cap regulation by increasing the amount of spectrum bandwidth an operator is allowed to retain, depending on frequency range and applicable antitrust measures. If such consolidation occurs, it may result in increased competition within our market. We may be unable to adequately respond to pricing pressures resulting from consolidation in our market, adversely affecting our business, financial condition and results of operations. On November 5, 2020, Anatel Resolution No. 736/2020 amended Resolution No. 703/2018 by establishing new maximum limits for the spectrum between 1 GHz and 3 GHz, with the allocation of L Band (+ 90 MHz in the 1.5 GHz band) for SMP. We may also consider engaging in merger or acquisition activity in response to changes in the competitive environment, which could divert resources away from other aspects of our business.

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

The Brazilian wireless telecommunications market is experiencing significant technological changes, as evidenced by the following, among other factors:

•	shorter time periods between the introduction of new telecommunication technologies and subsequent upgrades or replacements;
•	the deployment of the new 5G SA technology and the expansion of 5G DSS technology, matched with the simultaneous management of multiple layers of legacy technology, such as GSM, 3G, and 4G through different spectrum bands, which also involves managing the LTE radio access network, or RAN, sharing agreement among TIM and other companies (see “Item 4. Information on the Company—B. Business Overview—Site-Sharing and Other Agreements”);
•	an increase in market competition in respect of residential fixed ultra-broadband, requiring operators (including former fixed Internet providers which had provided services using copper and coaxial technologies) to accelerate investments in fiber capillarity deployments. This factor becomes more significant when considering the country's continental dimensions, new market opportunities and the need to provide comparable service in capacity and quality to locations far from large centers, thus boosting investments in IP Backbone and datacenters;
•	new customer behaviors, particularly migrating services from voice to data, requiring new planning models and accelerating the evolution of communications to increasingly occur on the IP network;
•	ongoing improvements in the capacity and quality of digital technology available in Brazil;
•	the launch of voice over LTE, known as VoLTE, which increase significantly the quality of voice calls and allows companies to traffic voice as data through their 4G networks;
•	the beginning of the deployment of a new technology in our mobile network, on an architecture called 5G standalone (known as 5G SA), which requires unprecedented levels of automation across an end-to-end network to fulfill the needs of new services and applications. The 5G SA network needs to be flexible, programmable and distributable in nature, so that it can provide the necessary flexibility to reduce time-to-market and provide the greatest performance and efficiency gains. As a result of the development of 5G SA, products and services supplied by service providers can be more greatly differentiated as between competitors, as 5G SA better enables the provision of custom services, including, for example, services with very high throughputs and/or very low latencies;
•	the expansion of the Internet of Things, or IoT, technology in all of its forms and applications, requiring the creation of new platforms enabling its operation in new areas of the value chain. In this sense, we are strengthening the IoT ecosystem with new partnerships and expanding the monetization of the customer base, leading in the agribusiness vertical and expanding our participation in it; also through the partnership with Stellantis, through a customized data solution for their connected cars, etc.;
•	the forthcoming introduction of 5G technology, which creates specific demands on bandwidth and performance, and takes advantage of network virtualization, distributed cloud at the wireless edge, and allows multiple logical networks to run on top of a shared physical network infrastructure, known as network slicing, for traffic control in a service-based architecture;
•	the recent acquisition of the 100 MHz frequency nationally in the 3.5 GHz band, in addition to 40 MHz blocks in the 2.3 GHz band in the South and Southeast regions of Brazil (excluding São Paulo);
•	the development of cloud solutions to provide platform as a service (PaaS), software as a service (SaaS), or infrastructure as a service (IaaS), in order to drive down costs;
•	the acceleration in the use of artificial intelligence, or AI, and machine learning in order to use resources more efficiently, reduce spending and increase agility;
•	the development of user interface, or UI, and user experience, or UX, technology; and

•	the widespread implementation, in the near future, of Embedded Subscriber Identity Module, or eSIM, technology, which is a small microchip built into phones as an alternative to the conventional physical SIM card setup, and which will enable our customers to switch faster to other providers, thereby increasing competition.

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

Our availability indicators, repair performance and installation of new accesses/projects can be impacted by the effects of increased absenteeism in the field workforce and our experts teams in technology, or even by the imposition of lockdowns as a result of COVID-19 or any other health crisis that prevents or hinders the displacement and access of field maintenance teams to equipment stations.

Our supply chain for technological product inputs (like spare parts, transmission and commutation equipment, handsets and modems) may be impacted by any delay in the manufacturing process of vendors in their countries of origin, including as a result of new waves of COVID-19 or the ongoing military conflict between Russia and Ukraine.

Our operations and reputation could be materially negatively affected by cyber-security threats or our failure to comply with new data protection laws, mainly the Brazilian General Data Protection Law (Law No. 13,709/2018), or the LGPD, which came into effect on September 18, 2020, following the President of Brazil’s veto of article 4 of Provisional Measure No. 959/2020, which established that the LGPD would only come into effect on May 3, 2021. However, the administrative sanctions provisions of LGPD only became enforceable as of August 1, 2021, pursuant to Law No. 14,010/2020. Accordingly, cybersecurity incidents and data breach or leakage events may subject us to the following penalties: (1) warnings, with the imposition of a deadline for the adoption of corrective measures; (2) a one-time fine of up to 2% of gross sales of the company or a group of companies limited to a maximum amount of R$50,000,000 per violation; (3) a daily fine, up to a maximum amount of R$50,000,000 per violation; (4) public disclosure of the violation; (5) the restriction of access to the personal data to which the violation relates, until corrective measures are implemented; (6) deletion of the personal data to which the violation relates; (7) partial suspension of the databases to which the violation relates for up to 12 months, until corrective measures are implemented; (8) suspension of the personal data processing activities to which the violation relates for up to 12 months; and (9) partial or full prohibition on personal data processing activities. The postponement of the administrative sanctions does not prevent the competent authorities from overseeing activities or enacting additional rules to be complied with prior to such effectiveness date, nor does it prevent individual or collective lawsuits based on violation of data subject’s rights and subject to civil liability. Any proceeding or action and related damages could be harmful to our reputation, force us to incur significant expenses, divert the attention of our management, increase our costs of doing business or result in the imposition of financial penalties.

In addition, Decree No. 10,474/2020 created the regulatory agency of the National Data Protection Authority, or ANPD. The ANPD must ensure the protection of personal data and will deal with cases regarding commercial and industrial secrets in Brazil.

ANPD is also responsible for developing guidelines for the Protection of Personal Data and Privacy National Policy and for inspecting and applying sanctions in the event of data breaches according to resolution cd/ANPD No. 1, of October 28, 2021. ANPD also fosters studies on national and international practices for the protection of personal data and privacy and also encourages the adoption of standards applicable to a variety of services and products seeking to ensure owners have control over their personal data, according to the activities of those involved. Moreover, ANPD can issue regulations and procedures to protect personal data and privacy, as well as responsible for assessing the impact of personal data protection in scenarios that may be deemed as a high risk to personal data protection principles. As a result of ANPD’s new regulations and procedures, we may be required to change our business practices and implement additional measures to adapt our personal data processing activities. This could adversely affect our business, financial condition, or results of operations. We cannot assure you that our LGPD compliance efforts will be deemed appropriate or sufficient by regulatory authorities or by courts.

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

Our business as a telecommunications services provider depends on our ability to maintain and expand our telecommunications services network. We believe that our expected growth will require, among other aspects:

•	continuous development of our controls and operational and administrative systems;
•	efficiently allocate our capital;
•	increasing marketing activities;
•	improving our understanding of customer wants and needs;
•	continuous attention to service quality;
•	a positive customer experience;
•	attracting, training and retaining qualified management, technical, customer relations, and sales personnel; and
•	increased network capacity through the new spectrum that we recently acquired and/or more investment in network assets such as 4G and 5G technology.

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

The inability to operate our networks and systems as a result of cyber-attacks, even for a limited period of time, may result in significant expenses to us and/or a loss of market share to other communications providers. The costs associated with a major cyber-attack could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cyber-security measures and the use of alternate resources, lost revenues from business interruption and litigation. If we are unable to adequately address these cyber-security risks, or operating network and information systems could be compromised, which would have an adverse effect on our business, financial condition, reputation and results of operations. In order to mitigate such risks, we are currently adopting ISO 27001 standard best practices and expect to be certified in the future. As of the date of this annual report, such certification process is still ongoing. Additionally, due to the recent Russia-Ukraine conflict, there have been publicized threats to increase hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine. Any such increase in such attacks on our third-party service providers or other systems could adversely affect our network systems or other operations.

We have measures in place that are designed to detect and respond to such cyber-attacks and data security incidents,

but there can be no assurance that our efforts will prevent or detect such cyber-attacks and data security incidents.

We depend on data centers operated by third parties and third-party cloud computing platforms, and any disruption in the operation of these facilities or platforms or access to the Internet would adversely affect our business.

Our business requires the ongoing availability and uninterrupted operation of internal and external systems and services. We have adopted new technology infrastructure solutions, which carries with it some risk to business continuity. With the adoption of cloud computing technology, key IT systems are being migrated to the public cloud. Despite cloud computing reducing some risks, such as delays in the supply of equipment by suppliers (like spare parts, servers, etc.), the adoption of cloud computing means that the control and responsibilities for the proper functioning of the systems are shared between ourselves and the third parties. In all cases the third parties will be responsible for the physical infrastructure, connectivity, energy supply, cooling and all the capabilities related to infrastructure availability. Depending of the cloud service type involved for any specific system (e.g. for IaaS, PaaS, SaaS), other capabilities will be the responsibility of the third party, according to the principles of the  Shared Responsibility Model defined by the Cloud Security Alliance, and incorporated into our contracts with the third party providers

These third-party providers may experience connectivity disruption, outages and other performance problems, which may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, fraud, spikes in customer usage and denial of service issues. As such, our success also depends directly on the continuity of the provision of computing capacity and the availability of connectivity between the cloud computing provider’s datacenters, including the connectivity with our datacenters and internal networks. An intermittent failure or complete lack of connectivity or system availability, may cause interruption to our services, affecting our availability indicators as well as our revenue and reputation.

Having data hosted on a public cloud also poses a risk to our ability to comply with data protection principles or law (such as the LGPD). As such, our success depends on our ability to certify that cloud providers are adopting security best practices, as well as complying with the terms of data protection laws in accordance with our contractually agreed terms.

Certain debt agreements contain financial covenants and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows.

Certain of our existing debt agreements contain restrictions and covenants and require the maintenance or satisfaction of specified financial ratios and tests. See “Item 5. Operating and Financial Review and Prospects.” The ability to meet these financial ratios and tests can be affected by events beyond our control, and we cannot assure that we will meet those tests. Failure to meet or satisfy any of these covenants, financial ratios or financial tests could result in an event of default under these agreements. As of December 31, 2021, we had approximately R$3,845 million in consolidated outstanding indebtedness, of which 46% was denominated in foreign currency (primarily U.S. dollars), for which we use derivative instruments to offset exposure to foreign currency. If we are unable to meet these debt service obligations, or comply with these debt covenants, we could be forced to restructure or refinance this indebtedness, seek additional equity capital or sell assets.

In June 2021, we announced to the market that we had raised R$1.6 billion by issuing infrastructure debentures linked to environmental and social commitments. The operation – qualified as a sustainability-linked debenture (SLD), according to the principles established by the International Capital Markets Association, – was considered the first of its kind in the telecommunications area in in Brazil. These debentures include terms requiring us to meet certain environmental and social commitments, as follows:

(i) establishing a 4G presence in 100% of Brazilian municipalities by December 2023;

(ii) increase by 80% or more the eco-efficiency in data traffic (bit/joule) by December 2025, compared to the base year of 2019.

Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those requirements. Failure to meet or satisfy any of these requirements could result in negative effects in terms of finance, compliance, brand reputation and stakeholder satisfaction

Due to the nature of our business we are exposed to numerous lawsuits, consumer claims and tax-related proceedings.

Our business exposes us to a variety of lawsuits and other proceedings brought by or on behalf of consumers in the ordinary course of business as a mobile telecommunications provider in Brazil. We are subject to a number of public civil actions and class actions that have been brought against mobile telecommunications providers in Brazil relating principally to network quality, the expiration of prepaid usage credits, minimum term clauses, subscription fees, quality of service and the use of land to install our network sites. These suits include claims contesting certain aspects of the fee structure of our prepaid plans, hybrid (monthly billed fixed price), or so-called control plans and postpaid plans, which are commonplace in the Brazilian telecommunications industry.

In addition, federal, state and municipal tax authorities have questioned some tax procedures we have adopted, and have raised questions regarding the calculation of the basis for certain sector-specific contributions (FUST and FUNTTEL, as each are defined in “Item 4. Information on the Company—B. Business Overview—Taxes on Telecommunications Goods and Services”). As of December 31, 2021, we are subject to approximately 3,256 tax-related lawsuits and administrative proceedings with an aggregate value of approximately R$16,739 million classified as “probable loss” and “possible loss” by our legal advisors.

An adverse outcome in, or any settlement of, these or other lawsuits could result in losses and costs to us, with an adverse effect on our business practices and results of operations. For some of these lawsuits, we were not required to and have not established any provision on our statement of financial position or have established provisions only for part of the amounts in controversy, based on our judgments or opinions of our legal counsel as to the likelihood of winning these lawsuits. In addition, our senior management may be required to devote substantial time to these lawsuits, which they could otherwise devote to our business. See Note 24 to our financial statements.

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

The Brazilian Supreme Court has declared the outsourcing of any company’s main activities as legal, which indicates a probable favorable outcome regarding the matter. However, it is worth to mention that, regardless of the decision in Supreme Court, we would be subsidiarily and jointly liable with the service provider in connection with any violation of labor obligations related to the outsourced workers.

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

We rely on various vendors to supply network equipment, mobile handsets and accessories necessary for our business. These suppliers may, among other things, delay delivery periods, increase their prices, limit the amounts they are willing or able to supply to us, or suffer disruptions in their own supply chains. If these suppliers are unable or unwilling to provide us with equipment or supplies on a regular basis, we could face difficulties in carrying out our operations, which could negatively affect our results of operations and limit our ability to execute our agreements. Further, in 2021 we have had to face the negative effects due to the COVID-19 pandemic, including increased prices and delayed delivery.

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

Our operations may be suspended or interrupted for an indeterminate period in case of adverse events, such as a result of energy shortages, damages to our transmission bases, natural disasters, climate change or other environmental events or natural or man-made disasters, including fire, explosion, storms, geopolitical conflict (such as the invasion of Ukraine by Russia), civil unrest or health crises (such as the COVID-19 pandemic) or any other unexpected damage events. Such impacts may present disproportional geographic impacts, which may vary from impacts to a single address to an entire city or region. If we are unable to mitigate or prevent such damages in the event of a natural or man-made disaster and any other unexpected events, the suspension or interruption of our operations could have a material adverse effect on the continuity of our operations, our financial results and the compliance with regulations.

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

Our ability to achieve our strategic objectives depends in large part on the successful, timely and cost-effective implementation of our plans to expand and enhance our networks in Brazil. Factors that could affect this implementation include:

•	our ability to generate cash flow or to obtain future financing necessary to implement our projects;
•	delays in the delivery of telecommunications equipment and broadband capacity by our vendors;
•	the failure of the telecommunications equipment supplied by our vendors to comply with the expected capabilities;
•	delays in obtaining licenses required to carry out construction works and other activities necessary to implement and update our network;
•	delays resulting from the failure of third-party suppliers or contractors to meet their obligations in a timely and cost-effective manner; and
•	higher than expected auction prices due to competition between bidders and/or to national policy.

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

In July 2018, Anatel published Resolution No. 694/2018, or the “New PGMC”, revising the general plan for competition goals (Plano Geral de Metas de Competição) (“PGMC 2012”). Under the New PGMC, TIM has been classified as having significant market power in the following relevant markets: (i) mobile network; (ii) national roaming; and (iii) high capacity data transport.

Due to such classification, we are subject to increased regulation under the New PGMC, which could have an adverse effect on our business financial condition, results of operations and compliance with regulations. In the national roaming market, we must also offer roaming services at regulated rates to other mobile providers. The new PGMC is currently under review by Anatel and a new regulation is expected to come into force in the first half of 2023. See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Significant Market Power”.

Our radio frequency (“RF”), authorizations for the 800 MHz, 900 MHz and 1,800 MHz bands that we use to provide PCS services started to expire in September 2007 and are renewable for one additional 15-year period, requiring payment at every two-year period equal to 2% of the prior year’s revenue net of taxes, by way of investment under the Basic and Alternative Service Plans, which are intended to increase telecommunications penetration throughout Brazil. Anatel has stated that the revenue on which the 2% payment is based should be calculated as including revenues derived from interconnection as well as additional facilities and conveniences. As a result, we are currently disputing these RF authorization renewal payments both administratively and judicially. Although there are administrative procedures still pending on analysis, Anatel has denied the Company’s appeals and issued Precedent No. 13, determining that revenues from interconnection as well as additional facilities and conveniences should be considered on the basis of the calculation of the price due to the renewal of the spectrum licenses. Judicially, the matter is also still under dispute. In December 2018, under Judgment No. 706 and No. 707, Anatel approved a new radiofrequency revenue segregation methodology to be applied. The application of this new methodology allows the segregation of significant market power revenues by the percentage of radiofrequency extended in relation to the total of existing radiofrequencies, both expressed in the amount of MHz.

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

We are also subject to applicable national and international anti-corruption laws. We believe that we are currently in material compliance with our obligations arising out of each of the above referenced laws, regulations and authorizations.

Brazil is a highly competitive mobile market, having four companies operating networks with national coverage, plus other regional players and mobile virtual network operator (“MVNOs”). Any potential deals involving such participants is likely to be carefully analyzed by CADE and Anatel, on a state-by-state basis. See “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Acquisition of Oi Group’s UPI Mobile Business.

Through the 5G spectrum auction, Anatel auctioned licenses. In addition to bidders in the auction being required to offer a certain price, the condition of the auction requires the successor licensee to commit to certain minimum investments. There may be risks associated with being able to fulfill such commitments or for failing to comply with an investment commitment.

Over the last few years, Anatel has instituted certain administrative proceedings against us and other Brazilian telecommunications providers to investigate certain alleged nonconformities related to quality goals and other regulatory obligations. In response to the initiation of such Anatel proceedings, we, as well as other active telecommunications companies in the Brazilian market, opted to negotiate and enter into a Term of Conduct Adjustment (“TAC”). The TAC aims to remediate the underlying causes of the ongoing administrative proceedings by setting commitments to adjust conduct and an agreement with respect to general investments on future projects. The TAC was approved by Anatel on August 22, 2019, and on June 19, 2020, our Board of Directors approved the execution of the TAC by the Company. See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—PCS Regulation.”

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

Anatel Resolution No. 700/2018 sets limits of emission and exposure for fields with frequencies between 8.3 kHz and 300 GHz, and Anatel Act No. 458/2019 and Law No. 11,934/2009 establish limits related to the magnetic and electromagnetic emissions recommended by the World Health Organization and require that operators have to maintain a record of the measurements of the levels of the magnetic and electromagnetic emissions of each transmitting station. Recently, Law No. 14,173/2021 came into force, which amended Law 11,934/2009 by revoking the obligation to share towers that are less than 500 meters apart from each other. Removing this obligation was considered essential for the deployment of 5G in Brazil, including to allow for the densification that is expected for the new technology.

Any of these or any other additional regulations could adversely affect our business, financial condition and results of operations. Government authorities could review the regulation of wireless handsets and base stations as a result of these health concerns, or wireless companies, including us, could be held liable for costs or damages associated with these concerns, which could have an adverse effect on our business, financial condition and results of operation. We cannot assure you that further medical research and studies will refute a link between the mobile technology in question and these health concerns.

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

Brazil’s most recent presidential elections took place in 2018 and the first year of Jair Bolsonaro’s term as president in 2019 was marked by discussions over the reforms and political instability, whereas the second year of his presidential term was marked by attempts to deal with the current COVID-19 pandemic and consequent economic and social crisis. In 2021, the administration faced a number of challenges as a consequence of COVID-19, including high inflation and implementing a vaccination campaign as well as the energy crisis.

Brazil’s next general elections will be held in October 2022. There are 1,655 public positions which are subject to this election (including the office of president, governors and legislators at the federal, state and local levels). In this context, Congress’ agenda is expected to be slow and more comprehensive tax and administrative reform measures are unlikely to advance, maintaining the present economic instability, which may negatively affect the telecommunications sector in Brazil.

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

In recent years there have been several changes to Brazilian tax laws and their interpretation, which has created uncertainty for our business in how it calculates and complies with the relevant tax burdens. Further changes in tax regulations, such as a possible tax reform previously announced by the Federal Government, could impact our financial assets and liabilities as well as our pricing, which could have a material adverse effect on our business, financial condition and results of operations.

In September 2021, the Brazilian Federal Supreme Court (“STF”) ruled that the Corporate Income Tax (“IRPJ”) and the Social Contribution on Net Income (“CSLL”) are not levied on interest amounts received by taxpayers due to the application of the base SELIC interest rate applied to the refund of overpaid taxes. Currently, no temporal limitations on this granted right have been determined. However, the process has not yet been finalized in the STF.

In December 2021, the Supreme Court also ruled that telecommunications services must be taxed at the general ICMS rate provided for in each state's law. In the leading case, taxpayers required recognition of the unconstitutionality of the rate of 25% levied on the supply of communication services in the State of Santa Catarina where the general rate is 17%. The Supreme Court decided that communication services should be taxed on the base rate of 17% and softened the effects of this decision so that it is effective only in 2024.

At this time the impact of this reduction cannot be accurately measured due to the number of variables, such as customer base, future market and, price.

Recently a bill proposing changes in the Corporate Income Tax (“CIT”) for 2022 was presented by the Federal Government regarding: (i) IoE indeductibility; (ii) the taxation of dividends and (iii) in an effort to balance these new taxes, a reduction in the CIT rate (from 34% to 29%). The reduction in the CIT rate is not enough to neutralize the impacts of the end of the IoE deductibility and the taxation of dividends, which will increase the impact on our cash out by 23-26p.p. and generate a negative economic impact on net income of approximately R$185 million in 2022 and approximately R$156 million in 2023. Besides that, the minority shareholders will have a negative impact of 5 p.p. on their remuneration and the specialists say that the impact on TIM’s valuation could reach -10%. Finally, in addition to the changes aforementioned, the bill could interfere in the behavior of economic agents, especially in relation to possible mergers and acquisitions, and stimulate rent-looking at the expense of entrepreneurship, since investments in investment funds will have less taxation than dividends distributed by the companies to their shareholders.

There is a project, the Social Contribution on Operations with Goods and Services (“CBS”) bill, which intends to unify PIS and COFINS into a single contribution of 12% on gross revenue and with a broad credit basis. The bill’s text is under discussion and many sectors are arguing the relevant increase of tax burden. At the moment the text remains undefined and so there are no impacts for our tax bill. Such change in tax law could have a material adverse effect on our financial assets and liabilities if enacted.

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy and capital market, our business and operations and the market prices of our common shares or the ADSs.

In the recent past, Brazil has experienced high rates of inflation and the government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. The COVID-19 pandemic has increased market volatility, enhanced existing risks and, despite the resulting contraction of economic activity, the Brazilian economy continued to suffer from high rates of inflation during 2021.

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

At present, 46% of our current indebtedness is denominated in foreign currency (USD), 54% linked to inflation (IPCA) and all subject to cross currency swaps that are tied to Brazilian floating interest rates. Any increase in the interbank deposit certificate (certificado de depósito interbancário) (“CDI”), rate may have an adverse impact on our financial expenses and our results of operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

The effects of the weak domestic economy could reduce purchases of our products and services and adversely affect our results of operations, cash flows and financial condition.

Although expectations for a strong global economy recovery, upon the lifting of the COVID-19 related restrictions due to the acceleration of vaccination campaigns worldwide, the expectations for domestic economic recovery are still low when compared to other countries. The recent economic instability in Brazil, the deterioration of the political environment and the ongoing COVID-19 pandemic have all contributed to a decline in market confidence in the Brazilian economy. Unfavorable macroeconomic conditions in Brazil are expected to continue throughout 2022 as uncertainty remains as to the duration and severity of the COVID-19 pandemic, the emergence of new variants of the virus, and the extent to which existing vaccines and acquired immunity may be effective and to economic effects of the pandemic which, combined with the continuing limitations to normality of business activities, have led to a slow recovery cycle. Brazil’s slow rate of economic growth, increases in interest rates, the unemployment rate or price levels generally may limit the availability of credit, income and purchasing power of our customers, thereby adversely affecting demand for our products and impacting our economic results.

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

The COVID-19 pandemic added has been a source of uncertainty to global economic activity. Authorities around the world have taken measures to try to contain the spread of the disease, since the virus has spread globally. Restrictions will likely remain in place for the unforeseeable future, suppressing economic and social activities, if the contagion rate does not subside. At the beginning of 2022, markets and the global economy have been further adversely affected by the ongoing military conflict between Russia and Ukraine and the related sanctions imposed on Russia by the United States and its allies. The materialization of these risks has affected global growth and may decrease investors’ interest in assets located in Brazil and in other countries in which we do business, which has adversely affected the market price of our securities, possibly making it more difficult for us to access capital markets and, as a result, to finance our operations in the future.

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

In 2022, the military conflict between Russia and Ukraine is contributing to further increases in the prices of energy, oil and other commodities and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

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

Telecom Italia, through its ownership of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”), our controlling shareholder, has the ability to determine actions that require shareholder approval, including the election of a majority of our directors and, subject to Brazilian law, the payment of dividends and other distributions. Telecom Italia’s single largest shareholder is Vivendi, which is able to exercise significant influence over Telecom Italia. Telecom Italia may pursue acquisitions, asset sales, joint ventures or financing arrangements or may pursue other objectives that conflict with the interests of other shareholders and which could adversely affect our business, financial condition and results of operations.

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

The ADSs benefit from the certificate of foreign capital registration, which permits J.P. Morgan Chase Bank, N.A. (“J.P. Morgan”), as depositary, to convert dividends and other distributions with respect to common shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for common shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution CMN 4,373, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration.

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

Historical Background

In July 1998, as part of the privatization of Telebrás, the Brazilian state-owned telecommunications monopoly, the Federal Government sold substantially all its shares of the 12 holding companies into which Telebrás had initially been broken up, including its shares of Tele Sudeste Celular Participações S.A. (“TSU”), and Tele Nordeste Celular Participações S.A. (“TND”). Following a series of acquisitions, corporate reorganizations and corporate name changes, TSU and TND merged to form TIM Participações in 2004.

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

In 2009, the acquisition of Holdco Participações Ltda. (“Holdco”), holder at the time of 100% of Intelig’s capital, was approved and Intelig became a wholly owned subsidiary of TIM after this transaction. The acquisition of Intelig (known since September 2017 as TIM S.A.) brought material advantages through significant synergies with its network, such as its metropolitan optimal fiber network and its large backbone that allowed us to accelerate the development of our 3G network and generate significant operational cost savings.

In 2011, TIM Celular, which merged into the Company as a result of the Reorganization, entered into an agreement with Companhia Brasiliana de Energia and AES Elpa (the AES Group in Brazil) for the purchase of all of AES Elpa’s equity interests in Eletropaulo Telecomunicações and 98.3% of the interest of AES RJ, (“AES Atimus Acquisition”). In connection with the acquisition, Eletropaulo Telecomunicações changed its corporate name to TIM Fiber SP Ltda. (“TIM Fiber SP”), and AES RJ changed its corporate name to TIM Fiber RJ S.A. (“TIM Fiber RJ”). Both entities were collectively referred to as TIM Fiber. In accordance with the corporate reorganization of TIM Fiber, TIM Fiber RJ and TIM Fiber SP were merged into TIM Celular in 2012, which was the former entity that used to own and operate the fiber optic network in metropolitan São Paulo and Rio de Janeiro (and which, as discussed below, itself was merged into the Company in October 2018 as a result of the Reorganization). The purpose of this reorganization was to simplify our organizational structure and improve the administrative, operational and financial efficiency of the companies controlled by us.

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

On July 25, 2017, TIM’s Board of Directors approved the corporate reorganization (the “Reorganization”), of its subsidiaries TIM Celular and Intelig. On September 6, 2017, as the first phase of the Reorganization, Intelig altered its articles of association to change the company from a limited liability company to an unlisted limited liability corporation, and to change its corporate name to TIM S.A.

As will be discussed in more detail below (see “—C. Organizational Structure”), in October 2018, the reorganization resulted in the merger of TIM Celular into the Company. This merger achieved its objective of capturing operating and financial synergies, through the implementation of a more efficient operating structure, as well as accounting and internal control systems.

In 2018, Instituto TIM was acknowledged by the Ministry of Justice in Brazil as a qualified Civil Society Organization of Public Interest (“OSCIP”), which reinforced the commitment to transparency in the activities of the Institute. This achievement also brings more credibility and confidence to expand the network of partners and institutions that wish to take part in the projects supported by the TIM Institute.

On July 29, 2020, the shareholders of TIM Participações (our former parent holding company) and the shareholders of the Company approved, by majority of votes, the merger of the first into the latter, pursuant to the terms of the Protocolo e Justificação de Incorporação. On July 29, 2020, the boards of directors of each of TIM Participações and the Company approved the execution of a Merger Agreement (protocolo de incorporação) with the Company. TIM Participações merged with and into the Company, previously a wholly owned subsidiary of our former parent holding company TIM Participações (the “Merger”), which became effective on September 28, 2020. Consequently, TIM Participações, our former parent holding company, was merged into the Company as a result of the Merger. The common shares of TIM Participações had been listed on the Novo Mercado segment of the B3 S.A. – Brasil, Bolsa, Balcão (the “B3”), since 2011. In order to be listed on the Novo Mercado, we are required to comply with heightened requirements relating to corporate governance and the disclosure of information to the market and we are not permitted to issue preferred shares, participation bonuses or any kind of shares with restricted voting rights. On September 28, 2020, as a result of the Merger, TIM Participações ceased to exist, and TIM continued as the surviving corporation in the Merger, with TIM succeeding to all rights and obligations of TIM Participações pursuant to Brazilian corporate law and TIM became the successor registrant under Rule 12g-3(a) under the Exchange Act. On September 28, 2020, the B3 approved the listing of the Company and the admission to trading of its shares on the Novo Mercado. On September 28, 2020, TIM filed a form 6-K pursuant to Rule 12g-3(a) promulgated under the Exchange Act to report this succession in accordance with Rule 12g-3(f) promulgated under the Exchange Act. Pursuant to Rule 12g-3(a) under the Exchange Act, TIM common shares and TIM ADSs, as common shares and ADSs of the successor issuer, were deemed registered under Section 12(b) of the Exchange Act. TIM Participações S.A.’s common shares and ADSs continued to be traded until October 13, when Company’s common shares and ADSs started to trade on the B3 and the NYSE, respectively. See “Item 9. The Offer and Listing—A. Offer and Listing Details.”

On March 10, 2020, we disclosed to the market that we, jointly with Telefônica Brasil S.A. (“VIVO”), expressed to Bank of America Merrill Lynch (“BofA”), Oi Group’s financial advisor, our interest in a potential joint acquisition of Oi Group’s UPI mobile business, in whole or in part, so that, in the event of the completion of the operation, each of the interested parties would receive a portion of that business.

 We believe that the transaction would have the potential to add +14.5 million clients, +7.2 thousand sites and towers, +49 MHz of spectrum to our operations, enabling us to close historical operational and structural gaps, generating benefits for our customers and shareholders, by accelerating our growth, increasing operational efficiency and quality of service.

On July 18, 2020, we submitted, together with VIVO and Claro S.A. (“CLARO”) a binding offer to Oi Group for the acquisition of the totality of the mobile assets operation of the Oi Group, or the UPI Mobile Business, as revised on July 27, 2020 and September 7, 2020. The latter was accepted by Oi Group on December 14, 2020.

On December 14, 2020, TIM along with CLARO and VIVO, was declared the winner of the competitive process of the sale of assets of the mobile telephony operation (Personal Mobile Service) of the Oi Group. In February 2022, the transaction received regulatory approval from CADE and Anatel. Closing of the transaction is expected to occur on April 20, 2022.

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

Partnership with C6 Bank

On March 26, 2020 we entered into a commercial agreement with Banco C6 S.A. (“C6 Bank”), pursuant to which we have been granted, on February 1, 2021, the right to subscribe an indirect equity interest of approximately 1.4% in C6 Bank through the exercise of subscription bonuses, subject to certain agreed upon thresholds. By the end of 2021, we had been granted the right to subscribe for an indirect equity interest of approximately 4.08%.

However, certain elements of this partnership are currently being disputed and so we may not obtain all of the expected benefits of the partnership. We commenced an arbitration procedure No. 28/2021/SEC8 before the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce by TIM against Banco C6 S.A., Carbon Holding Financeira S.A. and Carbon Holding S.A., pertaining to the interpretation of certain contractual clauses of the contracts governing the partnership between the parties. As a potential result of this arbitration, the strategic partnership may be terminated.

TIM and Vivo new sharing agreement

In September 2020, the competent authorities (CADE and Anatel) approved the new sharing agreement established between TIM and VIVO, for: (i) sharing of the 2G network, allowing one operator to switch-off its 2G network, where both parts are currently present, and the remaining operator will provide “roaming like” services for the customers of both operators and (ii) establish new infrastructure sharing agreements for the 3G and 4G network (Single-Grid), directed to cities with fewer than 30,000 inhabitants, which in the future may be expanded to larger cities. We believe that carrying out this agreement will result in synergies and efficiencies that could help support us in continuing to provide innovative and standard-setting offerings and services, as well as synergies and efficiencies in the allocation of investments and operating costs.

In relation to our sharing of the 2G network, the renowned GWCN (Gateway Core Network) technical solution was approved and carried out during 2021, while quality KPIs were monitored. As a result of the sharing agreement, TIM switched-off its 2G network in five cities in the state of Espírito Santo and seven cities in the state of São Paulo; Vivo switched-off four cities in the state of Rio de Janeiro and eight cities in the state of São Paulo. All the switched-off cities had less than 30,000 inhabitants and were each already covered by access to 3G or 4G .

With respect to the single grid agreement, each party was able to increase its 3G and 4G coverage in more than 300 cities with a total of 422 shared sites, as at May 2021. The agreement remains in force and includes a detailed rollout that is expected to be concluded by 2023.

TIM and Stellantis connected cars partnership

In October 2020, TIM and Fiat Chrysler Automóveis (FCA), now known as Stellantis, established a partnership to offer connectivity solutions embedded in vehicles of the Fiat, Jeep and RAM brands in Brazil from the first half of 2021. As part of the global strategy of developing ecosystems for connected services and to enhance the digital experience of customers, future Stellantis launches in the country will rely on eSIM, with the LTE coverage quality and TIM's IoT network. As a result, future Stellantis vehicle launches in Brazil will have access to native Wi-Fi onboard eSIM and the cars’ active and real-time communication with the user, the Stellantis and the dealer network. In addition to such features, this technology will focus on safety, allowing remote identification of possible vehicle failures with the possibility of more agile and accurate diagnoses.

During 2021, a Proof of Concept (“PoC”) was launched in the Stellantis factory in Goiana/PE using 5G connectivity to investigate the benefits of this technology, and enabling the use of new applications on a large scale, from the use case of artificial intelligence for the automated processing of images. The PoC is ongoing and will enter a new phase which will enable an Edge Cloud environment, achieving greater computing capacity, greater scalability, and allowing the application to have high capacity and greater sensitivity to latency.

Partnership with TIP and INATEL

Also in October 2020, TIM announced a partnership with TIP (Telecom Infra Project), for developing OpenRAN (Open Radio Access Network) technology by means of the Open Field Program. The initiative will be hosted by INATEL (Instituto Nacional de Telecomunicações) in the city of Santa Rita do Sapucaí, in the state of Minas Gerais, Brazil. The goal is to create an adequate environment (living lab) to test, validate and accelerate products and new functionalities of open and disaggregated technologies solutions for Radio Access Network, by performing network testing, product validation, feature analysis and recommendation based on friendly users’ usage and feedback. The program will last until 2022.

FiberCo Formation and Sale of Equity Interest

On December 10, 2020, our Board of Directors approved the formation of FiberCo Soluções de Infraestrutura Ltda. (“FiberCo”), in preparation for a possible future segregation of assets and provision of fiber infrastructure services. This process is one of the intermediate steps in the transformation of our broadband services, and it aims to create an open fiber infrastructure vehicle to allows us to attract a strategic partner as a shareholder of FiberCo. We expect FiberCo to operate in the wholesale market and to provide fiber connectivity services for last-mile and transport network, for all market operators, with the Company as an anchor customer. We expect FiberCo to allow us to achieve the expected growth in the Brazilian fiber market in the coming years, taking advantage of the open network approach and a focused operating model. This transaction aims to accelerate the growth of the residential broadband business and unlock additional value from our existing infrastructure. Accordingly, on March 3, 2021, we entered into an exclusivity agreement with IHS Brasil Participações Ltda. (“HIS”), a large and diversified provider of telecommunications infrastructure, to negotiate the terms and conditions for the acquisition of equity interest, by IHS, in FiberCo. The operation was approved by CADE in June 16, 2021 and by Anatel in November 11, 2021.

2021 Important Events

5G Auction

The 5G auction was held in November 2021. In the auction, we acquired 11 lots, with a total value offered of R$1.05 billion, in three frequency bands: 3.5 GHz, 2.3 GHz and 26 GHz. The acquired bands have a set of obligations that must be met with financial contributions or the construction of mobile and fixed network infrastructure. As a result, TIM guarantees the necessary spectrum capacity to follow its growth journey in the mobile telephony market nationwide, being prepared for its customers’ demands and to explore new applications and develop innovative solutions that demand high-speed connectivity and capacity.

The main commitments associated with each band are as follows:

•	2.3 GHz: 4G coverage in some municipalities and localities (South and Southeast Regions);

•	3.5 GHz: 5G coverage in all municipalities with a population equal to or greater than 30,000 inhabitants + fiber backhaul obligations in 138 municipalities + additional contributions to a new entity (EAF) to carry out the following projects: clean-up 3.5 GHz, deployment of fiber-optic in Amazonia and building a private network for exclusive federal government use;
•	26 GHz: contributions to a new entity (EACE) to carry out connectivity schools projects.

Partnership between TIM and Cogna

On July 7, 2021, we informed our shareholders, the market in general and other stakeholders that, together with Anhanguera Educacional Participações S.A. (“AESAPAR”), a subsidiary of Cogna Educação S.A. (“Cogna”), jointly referred to as “Partners”, it completed the negotiations regarding a strategic partnership (“Partnership”) with the objective of developing offers combined with special benefits aimed at providing distance education through the Ampli platform.

The Partners highlighted the innovative nature of the Partnership, by joining a digital teaching platform developed in a mobile-first concept, with the largest 4G infrastructure in Brazil. This is a powerful combination that will expand and encourage access to university and free courses for all TIM customers. This approach provides great potential to generate value for both companies through customer base growth and revenue growth.

The Partnership fits into our customer platform strategy that we have been working on since 2020. This strategy seeks to monetize the assets that TIM holds as a mobile operator through strategic partnerships that generate value for our customers and for the company.

This decision does not create a joint venture and, therefore, TIM maintains the independence of its operations. Through a compensation mechanism based on objectives and depending on the results of the partnership, TIM will become a minority partner of AESAPAR in a new company to be established as a result of the separation of assets from the Ampli platform (“Ampli Co”). The establishment and operation of Ampli Co will be submitted by AESAPAR to the competent authorities, in particular to the Ministry of Education.

TIM's interest in Ampli Co may reach up to 30% of its capital and the subscription of shares must be approved in advance by the Brazilian Antitrust Enforcement Agency (CADE). In the defined plan, Ampli Co is expected to undertake an IPO.

Completion of the transaction between IHS and I-Systems

On November 16, 2021, after regulatory authorizations from Anatel and CADE IHS Fiber Brasil (“IHS"), acquired from us an equity interest in FiberCo Soluções de Infraestrutura S.A. (“FiberCo”), a company that was incorporated by TIM to segregate network assets and provide infrastructure services.

As a result of the transaction, IHS currently holds 51% of FiberCo’s share capital, with the remaining 49% remaining under the control of TIM.

FiberCo’s operations include approximately 15,000 km of fiber in a secondary network, covering approximately 6.4 million homes (homes passed), 3.5 million of which in FTTH (fiber to the home) and 3.4 million in FTTC (fiber to the curb), which constitute the initial base of assets transferred by TIM. The homes connected account for approximately 700,000 over which FiberCo will provide operation and maintenance services to TIM. Moreover, approximately 140 employees were transferred to FiberCo, as well as other assets and contracts, all exclusively related to the scope of its activities.

With the completion of the acquisition, FiberCo changed its corporate name to I-Systems, and began its journey as an infrastructure vehicle with the mission of deploying, operating and maintaining last-mile infrastructure for broadband access to be offered in the wholesale market, having TIM as an anchor customer.

Capital Expenditures

Capital expenditures totaled R$4,382 million in 2021, up 12.6% as compared to 2020. This increase can mainly be explained by the projects undertaken in preparation of the integration of our infrastructure with Oi’s mobile assets. In 2021, our total capex, including participation in the 5G auction, was R$7,966 million. The actual amount and timing of our future capital expenditures may be affected by foreign exchange oscillations and other impacts from financial or economic crises. For a detailed breakdown of our capital expenditures in 2021, 2020 and 2019 and those currently in progress, as well as the total amount each year and method of financing, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Uses of Funds—Material Capital Expenditures” and “—Sources of Funds.”

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

The capital expenditure expected to support the Industrial Plan for 2021-2023 was approximately R$13.0 billion, considering TIM S.A. operation on a standalone approach, and R$13.5 billion considering the combination with the UPI Oi Mobile Assets for that three-year period. Some smart capital expenditure initiatives in development our infrastructure are disruptive business models for our infrastructure. With the use of new technologies, such as Massive-MIMO technology, and with network sharing agreements, it will be possible for us to reach locations that were not previously financially viable.

On February 23, 2022, we updated our strategic plan after a year of consistent improvements, which included the successful achievement of our short-term objectives outlined in our previous strategic plan for 2021-2023. We managed to implement our strategy to achieve these objectives despite a more pressured and unstable macroeconomic environment that frustrated projections made by the market in general. In this context, our focus on execution, with flexible decision making and appropriate prioritization, were crucial.

For the next three year period, our plan takes into account (i) the estimated effects of the acquisition of the assets of Oi Móvel SA, since the transaction received regulatory approval from the sector regulator (Anatel) and the competition regulator (CADE) (see material facts of January 31 and February 9, 2022); (ii) the effects of the beginning of the adoption of 5G technology and the obligations and commitments that we agreed to as part of our competitive bids in the 5G frequency auctions, (see material fact disclosed on November 5, 2021) in Brazil; and (iii) the change to a new coverage growth model for our residential broadband service after the segregation of our network assets and incorporation of I-Systems, (see material fact disclosed on November 16, 2021). Under this new set of assumptions, we also reaffirm our commitment to (i) the sustainable evolution of service revenue; (ii) the improvement of our operating cash generation, through strong EBITDA (iii) maintain an adequate capital allocation, characterized by the CAPEX allocated to network and IT infrastructure that improve our operational efficiency and customer experience; and (iv) the continuous expansion of cash flow as a combination of all of the above factors.

Recent Developments

TIM elects new Chief Executive Officer (CEO)

On January 31, 2022, the Company’s Board of Directors announced Mr. Alberto Mario Griselli to replace Mr. Pietro Labriola in the positions of Chief Executive Officer (CEO) and Board member. Mr. Griselli, who held the position of Company’s Chief Revenue Officer (CRO) since July 2019, holds a degree in Electronic Engineering from La Sapienza University in Rome and an MBA in finance from Columbia University. With over 20 years of experience in the telecommunications industry, he has held relevant positions such as Vice-President for Latin America at TIM, a global provider of mobile engagement solutions for telecom operators, and Managing Director for Latin America at Value Partners, a management consulting firm.

Anatel grants prior consent to transfer control of Oi’s mobile telephony activities

On January 31, 2022, Anatel, unanimously granted its consent to the implementation of the corporate transaction referring to the full transfer of control of the three specific purpose entities (“Mobile Assets SPE” or “SPE”) , which correspond to the mobile telephony activities of Oi Móvel S.A. – Under Judicial Reorganization (“Oi Móvel”), for the companies TIM, Telefônica Brasil S.A. and Claro S.A. (“Transaction”).

The consent provides for certain conditions, in line with a transaction of this nature, which mainly aim to guarantee access by small providers to nationwide networks, maintain commitments linked to the transferred radio frequencies, establish the minimum parameters of the communication plan linked to the transaction and grant users certain rights in the migration phases.

CADE approves the acquisition of most of the Oi mobile assets by TIM

On February 9, 2022, CADE under the of Concentration Act 08700.000726/2021-08, approved the implementation of the full transfer of control of the three special purpose entities which correspond to the mobile telephony activities of Oi Móvel S.A. – Under Judicial Recovery, for the companies TIM, Telefônica Brasil S.A. and Claro S.A. (the “Buyers”).

The approval provides for a set of conditions, mostly behavioral, and which were recorded in a Concentration Control Agreement (the “CC Agreement”) between the Buyers and CADE. These conditions have a modular character and can be used by new entrants and smaller operators to reduce entry barriers and leverage the exploration of different business models, without affecting TIM’s main objective of strengthening its infrastructure and closing the capacity gap spectrum compared to its main competitors that the CC Agreement was designed to strike a balance between creating value and mitigating competition concerns for the industry.

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

Throughout 2021, the telecommunications sector continued to suffer the impacts brought on by the global COVID-19 pandemic, as well as restrictions aimed at curbing the spread of the virus. However, despite these challenges, the sector maintained a trajectory of growth in terms of data consumption, and thus operators were required to adapt their networks and face the challenge of delivering an increasingly robust infrastructure in an environment which requires greater rationality in investments, including on projects such as the densification of sites, frequency refarming, and the aggregation of carriers on two or three frequencies. Furthermore, we continue to advance in sharing initiatives focused on 4G and network transport. This evolution of our network has allowed for a significant expansion of traffic on the 4G network, which provides our customers with a better usage experience, both in terms of performance – with higher download and upload speeds and lower latency – as well as in indoor coverage and greater penetration.

Demand for the evolution of technology and investments in the sector has also continued. In particular, this can be seen in relation to the 5G auction, which was held in the last quarter of 2021 and in additional to a financial component established a series of special commitments undertaken by successful bidders related to the right-of-use of frequencies, which will likely force the sector to experience a new cycle of investments. The deployment of this new technology is expected to bring about significant technological advances, enabling the generation of new business models, encouraging an increasingly connected society, and paving the way for advances in research and development.

Lastly, 2021 proved to be a year in which the demand for fixed broadband consolidated. During the year, several smaller internet service providers launched their initial public offerings (IPOs) and strengthened their financial positions to continue growing. Fixed broadband remains a significant business opportunity in Brazil, as it still has low penetration outside major urban centers. The broadband market is also being influenced by the trend towards the separation of service providers and infrastructure providers. Instead of all service providers needing up front capital to invest in infrastructure, service providers are able to lease infrastructure from specialized infrastructure companies and thereby seek to accelerate their growth more easily without being limited by the need to build their own network infrastructure.

Mobile Market Developments

The following table shows the data of Brazilian mobile market during the periods presented.

	For the Year Ended December 31,
	2021	2020	2019
Brazilian wireless subscriber base (million)(1)	254.9	234.1	226.7
Prepaid lines (million)	118.9	114.7	116.8
Postpaid lines (million)	136.0	119.2	109.8
Estimated total penetration (%)(2)	103.7	97.2	96.9

(1)	Source: Anatel.
(2)	Based on information published by Anatel and IBGE/IPC Maps (December 2021).

The Brazilian mobile market reported growth of 1.2% year-on-year (“YoY”), reinforcing its continued positive evolution. During 2021, postpaid net additions reached 16.7 million users and surpassed a 4.1 million net addition in prepaid users. Since the end of 2020, the prepaid customer base is no longer the market’s largest component, shrinking even further relative to postpaid customers in the year ended 2021. It now constitutes only 47% of total subscriber base as of December 31, 2021, as compared to 49% as of December 31, 2020. The significant reduction in the overall number of prepaid users is mainly due to the acceleration in users consolidating multiple SIM cards to a single card, high penetration of mobile service and the rapid substitution of voice with data usage, resulting in a decrease in the so-called “community effect,” where consumers value a telecommunications system more as more users adopt it. The postpaid segment, however, experienced an increase of 14% during 2021, reaching 53% of total subscriber base as of December 31, 2021, as compared to 51% as of December 31, 2021, driven by operators’ efforts to monetize their customer base, offering more data, content and digital services, and the migration of customers from prepaid to control plans, and from entrance plans to postpaid plans.

Mobile Competitors

TIM is the brand name under which we market our mobile telecommunications services, offering 5G DSS, 4G, 3G and GSM technologies. Currently, our subsidiaries hold mobile licenses for each of the ten wireless areas of Brazil recognized by Anatel, making us a mobile operator in Brazil offering complete nationwide coverage. In two of our ten areas we are the Telebrás legacy provider. See “—A. History and Development of the Company—Historical Background.” Our network covers approximately 98 % of Brazil’s population based on Anatel’s coverage criteria.

In addition to TIM, as at the end of 2021 there were three other major participants in the Brazilian mobile market that offer nationwide coverage in all Anatel wireless areas: Vivo, Claro and Oi.

With the closing of the transaction for the acquisition of Oi’s mobile assets by TIM, Vivo and Claro, the remaining major participants in the Brazilian mobile market that offer nationwide coverage in all Anatel wireless areas besides TIM will be Vivo, Claro.

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

In November, 2018, Anatel issued Resolution No. 703/2018, which established new maximum limits for the amount of spectrum bandwidth that a single telecommunications service provider of collective interest, as well as its affiliates, subsidiaries or controller company, when operating in the same municipality, may hold on a primary basis. This regulatory change increases the competitive environment of the sector and facilitates consolidation of operations among the main players in the market.

In recent years, in preparation of certain anticipated market events, the Brazilian telecom sector has experienced a series of broadband-centric capital markets and M&A activity, resulting in a mixture of organic growth and strategic acquisitions. The 3.5GHz rights that were acquired at auction by regional providers will open an opportunity for them to become mobile network operators. Additionally, the new neutral network, which is expected to be offered by Winity Telecom, using the 700 MHz frequency will be able to leverage mobile network capacity for ISPs. One of the main opportunities for ISPs in the mobile market will be for ISPs to leverage their current broadband customer base with bundle offers combining their existing broadband offering with mobile offerings that utilize the mobile neutral network.

The consequence of this has led to a growing number of strong market participants in the sector. Brazilian ISPs pursing IPOs aim to use the IPO proceeds to strengthen their regional presence across the country. In July 2021 alone, three of Brazil’s largest ISPs, Desktop, Unifique and Brisanet, staged their IPOs. Shares of the companies were listed on the B3 stock exchange in São Paulo. The wave of Brazilian ISP capital markets and M&A activity reinforces the companies' expansion plans, with regional providers continuing to add new acquisitions to their post-IPO portfolio by acquiring smaller ISPS to complement their existing footprint. Other groups are undertaking this same strategy, for example Grupo Vero, Grupo Conexão, Grupo EB Capital, and Grupo mhnet.

Our Business

We are a telecommunications company that offers mobile voice and data services, broadband Internet access, Value-Added Services, and other telecommunications services and products. For a breakdown of our total net operating revenue by category of activity, see—Item 5. Operating and Financial Review and Prospects—Results of Operations for the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020.

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

In 2021, TIM maintained a position as a competitive player in the postpaid segment, with “TIM Black” tariff plans, providing a better service usage experience and continuously innovating offerings, which have differentials like data rollover and international roaming (data package for use in the Americas). The biggest 2020 postpaid launch was the “new TIM Black Família”, with innovative flexible bundle for streaming subscription where the customer can choose between Netflix, HBO GO or YouTube Premium in their plan. We’ve also included a new data package for international roaming to use in the Americas, a better customer service with new channels available for customers such as voice message in WhatsApp and the option to schedule customer service in store, and a new app experience with an online store where customers can buy premium streaming services, like a “one-stop-shop”. We also made innovations in our portfolio of control and prepaid offerings. In the control segment, which tends to be a gateway to postpaid plans, we were the first to offer a new tariff plan, the TIM Social Networks Control plan (TIM Controle Redes Sociais), with unlimited access to social networks, unlimited calls to any operator, plus data and digital services packages. We believe we continue to be a valued leader in the prepaid plan segment and to offer innovative and complete packages, aiming to increase loyalty among our customer base.

In July , 2019, the Company and Telefônica Brasil also entered into a memorandum of understanding (the “Vivo MoU”), to start negotiations regarding: (i) sharing of a single-grid 2G network; (ii) establishment of new infrastructure sharing agreements for the 4G network in 700Mhz, directed to cities with fewer than 30,000 inhabitants, which in the future may be expanded to larger cities; (iii) other network sharing opportunities in other frequencies and technologies; and (iv) other opportunities in efficiency and cost reduction in operations and network maintenance. We believe that implementing the concepts set forth in the Vivo MoU will result in synergies and efficiencies that could help support us in continuing to provide innovative and standard-setting offerings and services, as well as synergies and efficiencies in the allocation of investments and operating costs.

In March 2020, the Company and C6 Bank concluded negotiations regarding a strategic partnership with the objective of developing bundle offers with special benefits for each of their respective customer bases, combining in an innovative manner digital banking and telecommunications services. The agreement also provides for the possibility of exploring sales and payment channel synergies, expanding the distribution of offers and optimizing costs. This agreement does not create a joint venture. In October 2021, TIM obtained the right to exercise the fourth tranche of its subscription bonus for indirect equity participation in C6’s capital stock, as a result of achieving the fourth level of the agreed targets. As a result, TIM has the right to acquire the equivalent to accumulated indirect equity participation in C6 Bank of approximately 4.08%.

In July 2021, the Company, jointly with Anhanguera Educacional, a subsidiary of Cogna Educação S.A., concluded negotiations regarding a strategic partnership. The objective of the partnership is to combine and develop bundle offers with benefits which aim to make distance education more accessible through the Ampli platform – a digital learning platform developed in a mobile-first concept, by bundling it with the largest 4G network infrastructure in Brazil. Our entry into the partnership is aligned with our customer platform strategy that we have been working on since 2020. This strategy seeks to monetize the assets that we hold as a mobile operator through strategic partnerships that create value for both our customers and our business. This agreement does not create a joint venture and, therefore, we maintain the independence of own operations. Through a compensation mechanism based on objectives and depending on the financial results of the partnership, we will become a minority shareholder of a new company incorporated as part of this strategic partnership. This equity interest could reach up to 30% of the new company’s capital. The subscription for any such capital will require prior approval of Brazil’s competition regulator, CADE.

In line with our consumer strategy platform, TIM will continue to pursue opportunities in other fast growing segments to develop additional partnerships.

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

High quality services

Since national coverage and quality had improved quite substantially over the last few years, Anatel also has shifted its focus. The prior focus was service quality from a broader, state-oriented perspective and now, Anatel is taking a local perspective, concentrating its efforts on smaller geographic areas like cities, especially those where service is still considered poor. In the final quarter of 2017, Anatel proposed the Quality of Telecommunications Services Regulation (Regulamento de Qualidade dos Serviços de Telecomunicações) (“RQUAL”), which, following public consultation No. 29/2017, was approved in December 2019 (Resolution No. 717/2019) and is expected to enter into force in 2022. RQUAL is based on responsive regulation and will apply to all telecommunication services (mobile, fixed, fixed broadband and payTV) on a municipal level and sets forth new obligations for service providers, such as a user compensation model and a mandatory ombudsman, and grants customers additional rights including the customer’s possibility of terminating their service agreement without penalty in case of poor service quality. For more information on the new quality regulation, see “—Regulation of the Brazilian Telecommunications Industry—Quality Management Regulation.”

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

TIM also demonstrated a strong performance of its LTE technology in data usage, wide coverage and availability. The TIM 4G network received higher measurements, when viewed against other test of 4G networks, in the Brazilian market on the SpeedTest platform. These results are important given the strong demand by TIM customers for this technology in 2020. At the end of 2021, approximately 90% of TIM’s data traffic was carried out by the 4G network, up by 5 p.p. when compared to the previous year.

It is also worth mentioning that the results of digital transformation initiatives continue to expand and, during 2021, presented solid results. Given the impacts of the COVID-19 pandemic, society demanded even more network capacity and digital solutions. This demand meets the strategy TIM has adopted for several years to seek digital evolution and the constant network development, aiming to ensure innovative solutions, quality and availability of services, offering a superior customer experience and strengthening the Company’s positioning in the market. We believe that the digital transformation of our services must take place on several fronts, from the sale and activation of the line, to post-sale and the so-called “self-caring”, meaning the digital service portals that allow customers to manage profiles and subscriptions, billing, collection, and payment.

Even in a challenging year, our digital channels’ positive results and the excellence of services offered to our customers confirm the business decisions made during such period were appropriate, prove our capacity to adapt to adverse situations and, reinforce our purpose of “evolving together, with courage, transforming technology into freedom”.

Customer service is one particular area in which digitalization – in particular our Mobile App and interactive voice response (“IVR”), technology – has proven fundamental to improving the customer experience. In 2021, our digital customer interactions increased by 2.83% ( a decrease of 4.66 % in Mobile App and Website interactions partially set off by a decrease of 25.1% in IVR interactions). Additionally, the number of individual users of the “Meu TIM” application in 2021 grew 9.08%, while IVR retention increased by 0.3 percentage points. Also, digital sales in the postpaid segment increased by 9.7 % in the year ended December 31, 2021 as compared to the year ended December 31, 2020, while recharging by digital means continues to become a more relevant sales channel, with a 41,2 % increase in the year ended December 31, 2021 as compared to the year ended December 31, 2020.

We believe our ultra-broadband service is also viewed generally as a reference of quality in the sector, driven by our commitment to the customer experience. This service quality of TIM Live has demonstrated itself to be excellent, as recognized for 6 years in a row (2015 - 2021) by the sixth time by the widely circulated newspaper, “O Estado de São Paulo.”

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

A supporter of the open innovation concept for five years, TIM has been obtaining good results from such approach to business. After a unique year in 2019 for TIM’s Open Innovation program, when the company became a space for promoting and fostering a new technological wave in Brazil, TIM went further in 2020 and 2021, increasing its involvement with startups, establishing new partnerships with innovation hubs dedicated to healthtechs and agritechs. During 2019, TIM established 5G Living Labs with the aim to foster the development and use of 5G in a variety of contexts, to perform network testing and promote market readiness. The 5G Living Labs establish an environment for experimentation and co-creation in which end-users, researchers, companies and public institutions explore, design and jointly assess new and innovative products, services, solutions and business models, and provide important feedback for development and subsequent commercialization of products and services. In this occasion, four labs were launched with national and international partners across Brazil: one with the Federal University of Santa Catarina and CERTI Foundation, one with the National Telecommunication Institute (Inatel) in Santa Rita do Sapucai (State of Minas Gerais), one with the Federal University of Campina Grande and Virtus Institute and one in São Paulo within CUBO, the most prestigious startup hub in Latin America. These TIM 5G Living Labs focused on fostering 5G use in the following areas and business sectors: telemedicine, remote education, smartcity, security, intelligent home, game streaming, drones, industry 4.0, immersive technologies for education, health, industry and entertainment (actual reality and virtual reality) and smart agriculture using experimental 5G radiofrequencies.

In 2020, TIM, together with the Telecom Infra Project (TIP) and the National Telecommunication Institute (Inatel) started the Open Field Program, which aims to develop innovative and sustainable solutions for the expansion of the radio access network (RAN) infrastructure, creating an adequate environment to run tests, like a living laboratory, validating and accelerating products and new functionalities of open and disaggregated technologies solutions, such as Open RAN. The program has taken place since 2021.

In 2021, as part of our client platform strategy for start-ups, we actively pursued a number of fintechs, edutechs, insurtechs and healtechs, among other verticals in an effort to transform those startups into unicorns. This was based on our client platform strategy pursuant to which we seek partnerships with digital service companies where we believe we can accelerate their growth and create new business models, client journeys and marketing approaches. As part of this strategy, we started pilot projects to foster the development of an ecosystem of solutions and partners with the aim to approve devices and applications in partnership with academies, government agencies, communities and startups.

TIM, in alliance with Inatel – Brazil’s National Institute of Telecommunications, will develop use cases regarding internet-of-things (IoT) and smart cities based on IoT Mobile solutions with applications that could improve the quality of life of citizens, development of intelligent tools and enable new processes of public administration.

TIM in alliance with PUC/Rio - Pontifical Catholic University of Rio de Janeiro, will develop different use cases in relation to following verticals:

(i)       Health:

•       Patient monitoring, both remotely and in healthcare facilities: cost-effectiveness study of clinical outcomes among patients using the IoT solution and control groups

•       Monitoring of assets, supplies and resources in health facilities: cost-benefit assessments of using the IoT solutions.

(ii)       Rural:

Efficient use of natural resources and materials, with an emphasis on meteorological and soil monitoring, in order to promote increased productivity as well as cost reduction.

•       Efficient use of machinery with an emphasis on machine performance management, with the aim of optimizing the use of equipment.

In 2021, with the aim of redefining smart cities in Brazil and exploring the full potential of 5G, TIM, Enel X Brazil and Leonardo Brazil joined forces to serve Smart, Safe and Resilient Cities. The companies agreed to offer and develop joint solutions for smart cities, combining experience in energy, telecommunications, technology, and cybersecurity tailored to Brazilian municipalities.

In 2021, TIM became a partner of Embrapa, the main agent of innovation and research in agribusiness in Brazil and the world, in the development of a new innovation agribusiness hub called Silo, located in Juiz de Fora (MG). The hub pursues innovative solutions through the combination of entrepreneurship, research and innovation. TIM will have a relevant role in the hub, enabling mobility and 5G.

In 2021, in relation to 5G, TIM, in partnership with AgTech Garage innovation hub, launched a call for startups that want to evolve or pivot their business plans in order to utilize 5G. The call was successful, having more than 45 startups registered, with eight finalists. Those startups had the opportunity to present their pitch to us, involving solutions for fire detection, irrigation, intelligent fertilization, robotics, image monitoring, pest control, among others. Among the finalists, four startups were selected to test and evolve their minimum viable product (MVP) together with Auros Robotics, Quickium and Umgrauemeio.

In 2021, driven by current market trends and the role of 5G enabling new business concepts, we established a partnership with Intel, which allows us to have first-hand access to Intel technology. The project focuses on offering 5G network services to benefit end consumers. The focus of the partnership is mainly on cloud gaming and the metaverse. This initiative is unprecedented in the Brazilian market, making us the first pioneer partner of Intel for cloud gaming over 5G.

In 2021, we again took part in the biggest hackathon in Latin America, Hacking.Rio. The challenges were based on the UN Sustainable Development Goals and we launched a challenge based on SDG 11 – “Sustainable Cities and Communities”, looking for products and services that can benefit mobility and help create, more modern and cleaner cities with green spaces.

In 2021, Stellantis, TIM and Accenture teamed up to launch the first standalone 5G pilot for the automotive industry in Brazil applied through a private network, which uses artificial intelligence and cloud computing.

In 2021, we were chosen as the telecommunications provider responsible for providing the 5G infrastructure and network, deploying the 5G SA (standalone) network core in the public cloud, constituting an integrated digital environment

A Strong brand with a new tagline.

During the 2020/2021 COVID-19 pandemic, telecommunications services were very important, as connectivity allowed people to find new ways of studying, working and finding entertainment, making the world even more digital. TIM translated this trend into its new brand tagline, “Imagine the possibilities”, which invites customers to see the future in a positive way and shows that TIM will be next to them in their new challenges, opening a world of opportunities. In addition, TIM presented a new spokesperson representing the current brand values - freedom, respect and courage - and highlighting diversity, a relevant pillar in the company’s strategy. To reinforce its brand strategy, TIM made a new reading of its purpose: “Evolve together with courage, transforming technology into freedom”, indicating that the company will continue to lead important market movements and act as a pioneer in customer services. Furthermore, to reinforce the brand image, a new campaign was launched to communicate TIM network quality, “TIM network. You can count on.”, that shows the evolution of 4G technologies, in which TIM has the largest coverage in the country since 2015, in addition to highlighting the 4.5G and the new 5G DSS. Finally, in order to help reinforce our brand association with music, in December 2021 we announced our sponsorship of certain music events in 2022.. This included a sponsorship of the 2022 Brazilian edition of the Rock in Rio festival and TIM Music Verão (free concerts on the beaches of Rio de Janeiro).

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

In this sense, TIM has also joined the Telecom Infra Project (“TIP”), an initiative founded by Facebook and other companies to create a new approach for building and deploying telecommunication network infrastructure, with TIM Lab as the first TIP Community Lab in Latin America. In addition, since 2017 TIM Lab has also participated as one of the GSMA Mobile IoT Open Labs since 2017, a community where companies developing solutions over cellular low power wide area networks can work with experts on their projects.

Among the technologies assessed and approved at the TIM Lab environment are certain extremely important technologies to support the network evolution, including 700MHz LTE, IP multimedia networks (voice over LTE, video over LTE, WiFi calling services, completely laid out functional blocks, and enabled by an IP multimedia subsystem platform), network functions virtualization (“NFV”), 4G RAN sharing, NB-IoT, Defense Wavelength Division Multiplexing, transport network and power saving features and solutions. In 2019, TIM launched its nationwide 4G NB-IoT network in 700MHz, covering over 3,200 cities. In 2020, TIM ran laboratory tests and live trials with 4G advanced features combined with 5G (multiple antennas plus carrier aggregation and dynamic spectrum sharing). The first 5G NSA compatible devices were homologated and commercialized in 2020, allowing the users to make use of the technology in the available live clusters. Open-RAN solutions were also evaluated in laboratory environment with the objective to assess the maturity of 4G and 5G disaggregated solutions for future field trials. Other advanced technologies, such as edge computing, disaggregated transponders and transport network optimization and automation solutions were also evaluated in TIM Lab in 2020.

TIM evaluated 5G standalone architecture and solutions in 2021 (known as 5G SA), for commercial deployment in 2022. Also in 2021, TIM developed proofs of concept (PoCs) making use of different technologies associated with 5G SA, such as artificial intelligence for the automated processing of images (using 5G as mean of connectivity), and cloud software for hosting 5G core network elements.

Strong commitment with ESG pillars and the only Brazilian telecommunications company listed on the Novo Mercado for over 10 years

Since TIM Participações’s listing on the Novo Mercado in July 2011, we are the only company in the Brazilian telecommunications sector listed on this segment of the B3 for over 10 years. As part of our listing on the Novo Mercado, we are required to comply with heightened requirements relating to corporate governance and the disclosure of information to the market. As part of our strong commitment to these principles, we made our financial results meetings available by teleconference, smartphones and tablets, in addition to computers. We believe that the listing on the Novo Mercado provides greater liquidity and value for our shares and allows us greater access to international markets, promotes the strengthening of our corporate image and increases confidence in us, in addition to reaffirming the long-term commitment of Telecom Italia and its subsidiaries (the “Telecom Italia Group”), in Brazil. We believe listing on the Novo Mercado also aligns the interests among our controlling and minority shareholders with respect to voting rights, tag along rights and dividend policy.

In addition, we belong to a select group of companies comprising the portfolio of the Corporate Governance Index and the B3 Tag Along Stock Index, comprised of companies that have committed to adopt better co-sale protection to minority shareholders, have actively traded in 30% of the trading sessions and do not constitute a penny stock. In December 2021, despite methodology changes made by B3 to enhance the index rigidity, we were listed for the fourteenth consecutive year as part of the portfolio of the Corporate Sustainability Index of the B3, an index comprised of companies that have a strong commitment to sustainability and social responsibility. In 2021, we also remained one of the constituents of the S&P B3 Brazil ESG Index. In January 2022, we were selected to remain in the portfolio of the Carbon Efficient Index, or ICO2, of the B3, with the commitment to measure, disclose and monitor its greenhouse gases, or GHG, emissions. We increased, by 24%, our S&P ESG Score, which is based on our response to the Corporate Sustainability Assessment (CSA). We believe that our improvement in ESG performance was one of the highest in the international telecommunications industry. The constant pursuit of best environmental, social and governance practices also ensures our presence in several international indexes and ratings, such as FTSE4GOOD Emerging Markets, FTSE4GOOD Latin America, MSCI AWCI ESG Leaders, MSCI Emerging Markets ESG Leaders, Refinitiv D&I Index, among others. In 2022, the organization responsible for the Dow Jones Sustainability Index (DJSI) was considered one of the busiest companies in the world. The company was awarded its DJSI22 for the performance evolution in its submission process of 24.2%.

TIM is the first Brazilian operator to be part of the 2021 Refinitiv Diversity & Inclusion Index, which measures the performance of more than 11,000 companies - equivalent to 80% of the global market - based on diversity, inclusion and career development initiatives. Ranked 19th in the global ranking, TIM leads the list of companies in the telecommunications sector worldwide and is also the benchmark in Brazil, considering all sectors.

As a signatory to the Global Compact since 2008 and UN Women since 2021, TIM promotes projects related to the Sustainable Development Goals (“SDG”) and recognizes the rights to data privacy, safe internet, access to information and freedom of expression as essential and unnegotiable as part of its efforts to respect Human Rights.

As part of its commitment to society in addressing climate change, TIM conducts periodic mapping of the sources of emissions in its activities. The Company is able to do so by preparing annually a GHG inventory in accordance with the guidelines of the GHG Protocol (which sets the global standard for how to measure, manage, and report greenhouse gas emissions) and is working with TIM in Italy to establish goals aligned with the Science Based Targets Initiative (SBTi), since TIM Group joined the initiative in July 2021 with the challenge of keeping global warming limited to 1.5°C, as established in the Paris Agreement. The SBTi aims to promote the best reduction and offsetting GHG emissions in line with climate science. Since 2010 TIM reports its greenhouse gases (GHG) emissions by means of the Carbon Disclosure Project (“CDP”) – the largest database of primary corporate climate change information in the world – and publishes its GHG emissions inventory in accordance with the Brazil GHG Protocol Program. In 2021 the CDP questionnaire was integrated by B3 as a crucial part of the methodology for the selection of the constituents of the Corporate Sustainability Index and our CDP Score improved from B- to B. In 2020, the ICDPR70 was launched, an exclusive Index that includes companies publicly committed to reducing their carbon footprint, tracked by companies' scores on the CDP questionnaire and classifying those with the best level of awareness of climate change. TIM has been included on this index. Another highlight in 2021 was the recognition as seventh place in the ranking of the consultancy Resulting, an office specialized in ESG integration, research and education for planning and risk analysis.

We also identify opportunities to improve our levels of excellence in our Environmental Management System (EMS), covering all our operations, based on our Environmental Policy. This includes basic commitments such as protecting the environment, customer service to the legal requirements and norms of the organization and the continuous improvement of performance in processes and controls, having obtained the ISO14001 environmental certification for Network Management and Operation in the states of Rio de Janeiro, São Paulo and Espírito Santo.

For 14 years TIM has published its Sustainability Report presenting the main financial and non-financial results, in accordance with the Global Reporting Initiative (“GRI”) Standards methodology. As of 2021, we will refer to this publication as the ESG Report and reinforce our commitment to transparency and accountability to our stakeholders, organizing the report into three pillars: Environmental, Social and Governance. In the 2021 ESG Report, we also started to consider reporting the SASB - Sustainability Accounting Standards Board. The Report has an independent third-party limited assurance since 2009.

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

In 2021, we included long-term ESG commitments in our 2021-2023 Strategic Plan. Based on the ambitions assumed in the last Industrial Plan (2020-2022), we included new objectives related to a portfolio of initiatives that are part of our business strategy, contributing to a coherent interrelated structure between ESG aspects, business operations and organizational accountability. For the TIM Group, the business role is increasingly tied to the responsible management of aspects that go beyond financial targets and aim to generate positive value for society in the long term.

Among the established goals, our environmental pillar is to become a carbon-neutral company by 2030. In addition, we have undertaken to achieve by 2025 90% of energy consumption being from renewable sources, to increase by 80% the energy efficiency in data traffic (against the base year of 2019), to reduce by 70% indirect emissions and to recycle at least 95% of our solid waste. From a social perspective, the main commitments are for our workforce to be comprised of 40% of black people, our leadership positions to be comprised 35% of women, to take 4G connectivity to all Brazilian cities, and to keep our level of employee engagement of at least 80% until 2023. The Company obtained the ISO 37001 (anti-bribery management systems) and aims to obtain, until 2022, the ISO 27001 (information security management), both are important aspects of our Corporate Governance pillar, which also has as goals, by 2022, to keep TIM on the Novo Mercado, Pró-Ética and ISE-B3, and the ISO 14001 and ISO 9001 certifications. Our ESG plan is annually updated together with strategic plan.

Highly qualified and experienced executives and controlling shareholder support.

We have a team of highly qualified executives, widely recognized in the industry and possessing extensive experience in telecommunications markets in Europe and emerging countries. Our executive compensation policy seeks to align the interests of our executives with those of our shareholders, through variable compensation plans and share based incentives that reward good performance and the accomplishment of certain goals, as well as provide for improved executive retention.

Our controlling shareholder’s support in our operations is further demonstrated through the sharing of know-how and best practices and development of new solutions for networking, marketing and finance, which are rapidly rolled out under a “plug & play” strategy, under which network innovations may be developed by our parent company first in other regions and then implemented with us.

Strong financial position

With consistent financial results in recent years, and solid earnings before financial income (expenses) (including foreign exchange variations), income tax and social contribution, depreciation and amortization costs and expenses and share of loss of an associate (“Adjusted EBITDA”), according to our internal analysis, we believe that we have a strong cash flow generation, a solid financial position and a low relative Net Debt to Adjusted EBITDA ratio. In this scenario, we understand that we are in a strong position to take a significant role in potential future consolidations in the market and/or to have a competitive position in important frequency auctions in the years to come.

Our Strategy

Our Strategic Plan

We expect our updated strategic plan to allow us to consolidate the TIM brand through 2024, in a consistent approach with our prior plan (2021-2023). Our new plan is focused on our main stakeholders and on providing building blocks for our future growth by combining evolution and transformation to develop our strategic pillars.

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

After a long and intense journey of development and transformation, we are now paving the way to become the Next Generation Telco by strengthening our core and accelerating growth beyond connectivity, closing the gap on the core (e.g. spectrum, CX) and becoming the best telco in Brazil.

In order to strengthen our core in the provision of mobile services, our plan is build and retain our customer base with an ever improving service quality and value proposition, while in relation to our provision of fixed services our plan is to attract and retain customers by improving operations and expanding our coverage.

In order to accelerate growth beyond connectivity our plan is scale up partnerships leveraging base and key assets to expand new businesses and exploit new business opportunities through separate entities (spin-offs).

Our forward-looking strategy is focused on the three strategic key priorities:

•	From the bottom to the top in the core to become the best mobile operator in Brazil and promote a step change in broadband business: (a) capture value from the Oi acquisition through the integration of its customer base, network and spectrum; (b) become the best network by reducing the spectrum gap, maintain coverage leadership and develop a value driven approach for 5G; (c) evolve to become an operator with the best customer experience and perception; (d) become a hub of services and content across plans, and generate additional value from our customer base; (e) revamp our prepaid segment value proposition and performances; and (f) capture the ultrabroadband market by enhancing our value proposition and increasing our footprint;
•	Accelerating growth beyond connectivity to evolve our customer platform strategy to the next level and create a portfolio of operating companies: (a) scale up participation in new businesses expanding the portfolio of strategic partnerships (b) foster the 5G opportunities by launching an investment vehicle to create new “connectivity-enabled” unicorns; (c) de-layer our asset base and unlock additional value creation opportunities; (d) increase our B2B/IOT verticals growth and become a full vertical orchestrator; and (e) accelerate our value capture from mobile advertising and data driven partnerships; and
•	Building the organization of the future to continue our path to excellence and continue strengthening ESG proposition: (a) enhance our talent and company capabilities, to ensure a winning “organizational backbone” (strategic reskilling/upskilling and employee engagement and experience); (b) boost company productivity and efficiency through new operating models, BPOs, and digital transformation; and (c) integrate ESG drivers into our strategic initiatives, including: climate change, diversity & inclusion and Governance.

In our view, the COVID-19 pandemic increased demand for connectivity and the telecommunications sector benefited from this context. As a result, we believe we can be considered a more resilient company, not only due to data consumption growth, but because we have been honing our market vision and execution capacity to create long-term value.

Protecting the value of our prepaid customer base and aiming at the growing postpaid segment, shifting focus from absolute market share to revenue share, and strengthening our existing customer base.

Up until 2020, the Brazilian mobile telecommunications market was facing an overall reduction in the number of prepaid customers. However, in 2021, the prepaid base increased, which may be a consequence of the socio-economic changes in population or particular incentives in our competitors’ offerings. It is not yet possible for us to confirm whether this indicates a trend reversal or just a brief pullback. We maintained our strategy to be chosen as the single SIM provider for the prepaid consumer market by providing offers that are attractive and valuable to customers while maintaining our reputation for quality and innovation. For the prepaid consumer market, our key priority is to offer simplification to improve customer experience with continued evolution of digital channels, while for the postpaid consumer market, our plan is to grow based on a “Mobile Challenger” approach pushing migration from prepaid, leveraging the benefits of 4G coverage leadership and establishing a customer long-term relationship driven by loyalty initiatives. To support this strategy, we also implemented new offers, new handset strategy and initiatives in our sales channel model because of the pandemic. We improved the digital channel and created a drive thru and delivery sales models experience.

Since the beginning of the pandemic, in order to contain the negative impact of the crisis, numerous actions were taken, highlighting the encouragement to recharge by means of digital channels and the digitalization of Control customers who paid their bills in physical channels, reducing bad debt.

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

Providing Internet access to everyone.

We intend to provide universal Internet access to an increasing number of individuals, offering our prepaid and postpaid customers competitive data usage plans through wireless handsets or other data devices (e.g., tablets, wearables, etc.). Our focus on increased data usage among our customers is also influenced by our ability to effectively manage our handset and accessories sales, with a focus on entry level 5G smartphone models that will be ready for the deployment of our 5G network, providing quality Internet access. This approach is allowing us to offer our services at a highly competitive price, offer convenient payment methods, meet market demand and allow for opportunities for innovation. The result of this strategy can be seen in the increase in our number of data users and in smartphone penetration, especially in 5G. Leading mobile Internet growth in our sector is a key pillar of our strategy, since we see this as the most important market in terms of growth and size in the foreseeable future. Our marketing efforts have also been designed to stimulate Internet usage and leverage our 4G and 5G networks by providing for suitable and affordable postpaid and prepaid Internet plans.

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

Besides improving our core infrastructure, TIM has been rolling out an aggressive plan for 4G coverage, which has placed TIM as the undisputed leader in 4G coverage in Brazil, achieving more than 4,715 cities with 4G technology at the end of 2021, considerably ahead of its competitors. This positions TIM as having the best overage and the best mobile broadband technology. We were elected the telco with the best “video and video calling experience” and with the most available 4G coverage by OpenSignal, in partnership with Anatel. We have also reinforced our commitment to cover 100% of the country with its 4G network by 2023. Moreover, we have also been strategically expanding the 700 MHz frequency, which now covers 3,975 cities, and the 4.5G coverage to 1,712 cities by the end of December. In order to improve our network coverage in an efficient way, we have expanded our “Single Grid Coverage” (a network agreement with Vivo reaching more than 353 cities implemented by TIM and 363 by Vivo, already with consolidation tests in 21 cities) and the Sky Coverage project (924 sites connected via satellite). We have also undertaken investments in network modernization, including more than 1,600 sites with M-MIMO (Massive Multiple-Input Multiple-Output) in 2021.

Expansion into new businesses and continued strength in recently expanded sectors.

TIM Live offers high quality ultra-broadband, with high-speed data connection. Despite limited access to new markets, FTTH (fiber to the home) network coverage continued to grow, prioritizing the consolidation of already active clusters. We ended 2021 with growth of 29.0% YoY of total homes passed (HPs) with fiber, operating in 28 cities and 7 administrative regions of the Federal District, and with an ARPU increasing by 3.7% when compared to 2020.

TIM Live ended 2021 with 685,000 connections, adding approximately 40,000 lines in the past 12 months, up 6.1% YoY, maintaining its growth trajectory, with the FTTH base as the main lever. Higher value plans, with speed above 100 Mpbs, continue to gain more relevance, reaching a 62% share of the total base in the quarter ended December 31, 2021. We plan to continue expanding TIM Live's services with the coverage rollout model transition from building to renting, with I-Systems acting as one of the infrastructure vehicles with the mission of deploying, operating and maintaining last-mile infrastructure for broadband access, in a strategy of changing capex to opex with positive free cash flow impact.

Since 2020, TIM has been developing an innovative customer platform strategy that aims to monetize our customer base. Commercial partnerships with direct compensation for sales of advertising and data intelligence yielded revenues of approximately R$36 million in 2021. Meanwhile, strategic partnerships like our partnership with C6 ended the fourth quarter of 2021 with a record number of active accounts, helping us to reach an equity interest of 4.08%. In terms of revenues, the partnership generated more than R$83 million for TIM in 2021. Similar to our partnership with C6, we also established another strategic partnership with Cogna, for distance learning through the Ampli platform, reaching over 50,000 users enrolled in undergraduate courses and open courses in 2021.

Sales and Marketing Strategy

Our recent sales and marketing strategy has been characterized by:

•	a focus on improving our positioning towards high value consumers, by offering a variety of plans bundling voice, data packages, and certain free access to applications, as well digital Value-Added Services (music, e-reading, video streaming). The approach for this segment is driven by the strategy of adding value for the customer base and providing users with a custom experience;
•	strengthening of our strategy in respect of the migration of customers away from the prepaid segment, by focusing on recurrent offers instead of daily offers and therefore boosting consumption;
•	a continuous evolution of our postpaid plans, within which we are pursuing a number of strategies, including: (i) a review of our offers in order to stimulate the sales of postpaid plans, with discounts in services and handsets, according to the commitment of the customers; (ii) add value, including Value-Added Services as part of our plans, without extra charges; (iii) creating new markets for postpaid plans, according to our customers’ usage profile; (iv) creating new opportunities for transitioning the higher spending prepaid and TIM Controle customers to postpaid; and (v) creating customizable plans for streaming subscription by the postpaid customers;
•	an effort to maintain our position as an innovator by relaunching TIM Black Família, as the first mobile plan in Brazil with flexible bundle for streaming subscription where the customer can choose between Netflix, HBO GO or YouTube Premium in their plan. The portfolio also includes the following on all family plans: large data packages to share with up to six lines, data rollover, international roaming (including data package for use in the American continent, seven days of unlimited WhatsApp and 30 minutes of voice) and a new app experience with many new functionalities, such as Internet control and self-care provisioning, which allows the owner of the contract to share Internet with the other lines through the app. In addition, the TIM Black portfolio has benefits like data rollover and international roaming (data package for use in the American continent);
•	a monetization process in respect of our postpaid customer base, leveraging ARPU, via a “more for more” strategy and end-to-end product offerings which result in higher revenue generation;
•	a restructuring of our SMB segment, targeting the growth of the overall sales force in order to boost mobile sales. This strategy will continue in order to meet customer needs and achieve alignment with industry demands;

•	at the end of 2021, we changed our organizational structure to bring together under a single team all areas related to the strategy and development of digital sales operations, including ecommerce and other remote channels such as omnichannel, marketplace, live commerce and telesales, in the consumer and small and medium-sized companies segments. The new team will be responsible for strengthening and boosting the development and management of this sales channel.

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

A new partnership with Ampli, an educational group in Brazil, that is intended to offer greater value to our postpaid customers by bringing exclusive benefits to TIM Black and TIM Controle. Ampli is a fully digital educational platform created by Kroton and developed to be used primarily on smartphones. TIM and Ampli offer exclusive benefits to customers, such as: six free months on courses, discounts on graduation courses from R$149.99 to R$99.99 and zero rating on navigation.

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

Our postpaid plans include the following charges:

•	monthly subscription charges, which usually include a bundle of minutes, data and digital contents, that are included in the monthly service charge;
•	usage charges, for usage in excess of the specified number of minutes included in the monthly subscription charge; and
•	additional charges, including charges for Value-Added Services and data services.

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

We offer a single prepaid plan with promotional offerings, which does not include monthly charges. Prepaid customers can purchase a prepaid credits plan that may be used for calls, data and additional services, based on the specific customer’s needs. We have agreements with large national retail store chains, in addition to partnerships with regional retail store chains, to offer recharging online. Customers can also recharge straight from their mobile handsets using credit cards.

Consumer Plans

In 2021, we continued to improve our positioning towards high value consumers, offering a variety of plans bundling voice, data packages and free access to certain applications, as well digital Value-Added Services (music, e-reading, video streaming). The approach to this segment is driven by the strategy of adding value for the customer base and ensuring users a premium custom experience.

Within the consumer business, our main plans include:

Prepaid Plans

•	TIM Pré TOP: Offerings launched during 2020 were built to provide a full experience with simplicity, by adapting consumption according to balance and recharge; boosting benefits (unlimited network calls, unlimited calls for other carries using code 41, adaptable data packages and SMS). In addition, due to the more aggressive competition scenario, we have become more competitive, giving more benefits to customers with a high recharge value and expanding the monthly R$20.00 offer to more area codes.
•	TIM Beta: With an exclusive feel, this plan focused on young and digital customers that can only enter by invitation send by existing members or participating in a journey and accomplishing tasks to conquer their own invite. Currently, TIM BETA is only offered as a monthly subscription that includes Deezer Premium and exclusive data packages for YouTube, Netflix, TikTok and Instagram.

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

TIM Black plans start at R$109.99 for an entry level plan with unlimited off-network calls, 15 GB data package (for one main line), and unlimited data for OTT applications, such as WhatsApp, Facebook, Instagram and others. The main offer is set at R$149.99 (for one main line) with unlimited off-network calls, 25 GB data package, data rollover and international roaming (data package for use in the American continent) and other benefits like unlimited data for OTT applications and Value-Added Services such as music, e-books and magazines.

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

Corporate Plans

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

In 2021, we continued to improve our positioning towards the large companies as potential clients, offering a variety of corporate solutions for mobile or fixed services (both voice and data), as well as Value-Added Services and mobile-to-mobile services. The approach for these top clients are driven by customized solutions and a premium customer service focus. In the SMB segment, we have positioned our core offering targeting the “prosumer” market, or those individuals who both consume and produce a product. “TIM Black Empresas” has become the brand for the SMB portfolio, delivering unlimited voice calls and a variety of data packages, consistent with its strategy of providing “lots of minutes and lots of Internet, across all operators and anywhere in Brazil.” In addition to mobile connectivity, relevant Value-Added Services have been added to the main “TIM Black Empresas” offer in order to empower our business customers during their progress towards digital transformation, such as: cloud storage and backup, a website and online store builder, sales/field force automation and productivity apps. Those complimentary services were built based on revenue sharing agreements through strong partnerships with UOL, Fs, Datamob, Prouser and Deezer, that supports our aim to become our customers’ business partner rather than a pure connectivity provider.

We maintain a prominent position in the area of Internet of Things (known as IoT), especially in the AGRO segment, where since 2018 we have started an ambitious effort to fill the connectivity gap throughout rural Brazil in partnership with the agricultural sector. In 2020, in addition to consolidating its leadership in AGRO, we managed to evolve with projects in other verticals with action and cooperation with the ecosystem. Our strategy that has connectivity as the central point, our strongest attribute, but with complete solutions together with our partners in order to give more value to our customers and, at the same time, generate more revenue and loyalty.

Value-Added Services

We are constantly seeking to increase value to our customers through innovative offers and products, and 2021 was no exception. We offer, directly or through agreements entered into with third parties, Value-Added Services in varied categories, such as education, music, reading, games, videos and social networks.

Our most strategic Value-Added Services launched in 2021 was the partnership with Mulheres Positivas, a service relating to gender equality, in which the service offered hundreds of free professional and specialized courses and job opportunities for all of our client base.

We also continue the improvement of our portfolio through additional services provided by new strategic partners.

In 2022, we intend to continue to expand our partnerships with OTT’s and reinforce our strategy of giving our customers the best experience with Value-Added Services.

Financial and Other Services

In 2021, we continued to develop this business as well as the insurance services we relaunched in 2018 with a new portfolio of services, which allow us to take a broader approach to this market. For 2022, our primary focus is the launch of 5G and its associated services.

Digital Channels

In 2021, we continued to develop our digital channels as well as the insurance services we relaunched in 2018 with a new portfolio of services, which allow us to take a broader approach to this market. We launched new digital customer service channels, which aims to maximize convenience for our customers. We also started using a new tool called DialMyApp that shows a visual interactive voice response (known as IVR) on the customer's cell phone everytime the customer calls the contact center from an Android device. This is intended to enable our customers to resolve their issues directly on their smartphone without needing to go through the traditional phone service. We achieved first place in customer engagement on this platform among all Brazilian telcos. We also started customer service through RCS, a Google platform that allows easy interaction with our customers, with user-friendly visual elements, in addition to a more interesting cost composition. Once again, we were the first Telco to launch this service in Brazil.

Customer Service

In order to serve our customer base, almost 52 million customers, we aligned the insourced/outsourced ratio of our internally managed customer service operations to our outsourced customer service operation to the best practices of Brazilian telecommunications business. We operate through 20 customer care centers, two of our own and 18 outsourced, comprising around 12,997 customer service representatives (of which 3,542 are the purpose of offering dedicated to provide the best options in terms of offers and services to our multi-customer base). Our high value customer service and core or critical processes are maintained within our internal customer care centers.

As of December 31, 2021, we had more than 12.8 thousand points of sales through premium shops and dealers (exclusive or multi-brand) and consolidated partnerships with large retail chains. This figure includes 158 of our own stores. In addition to these retail stores, our customers have access to prepaid phone services through supermarkets, newsstands, and other small retailers, totaling more than 212 thousand points of sale throughout Brazil.

In December 2021, we launched our first concept store using a new format, which is intended to start the beginning of a new experience in our customer journey. The official opening of the concept store is scheduled for early 2022, and throughout the year, other concept stores following this new format are also planned. The new format will have several spaces where it will be possible to try smartphones and accessories already with 5G technology, as well as equipment for connecting homes using TIM Live fixed ultra-broadband. Consumers themselves will be able to carry out basic activities from consulting with our sales representatives, printing, paying invoices, purchasing plans and services, and even discussing with our tech experts tips for operating their devices, apps, and more.

For the corporate market, TIM has more than 397 third-party business partners and 101 employees focused on serving small- and medium-size companies and a direct sales force team of 86 employees focused on large companies.

Throughout 2020 and 2021, an important aspect of our customer service was digital customer service such as our mobile application Meu TIM and the Company’s website. The digital channels are also gaining relevance in customer self-caring, top up of prepaid customers and upselling of services. In addition to being a better customer experience due to the quick response it provides, digital channels also allow TIM to reduce costs such as customer service operations and sales commissions. During 2021, we continued to implement new features in our digital channels, increasing our ability to promptly resolve challenging issues that may arise for our customers.

In 2021, we worked to keep our “Customer Experience” foundational pillar as a focus (see “—Our Strategy”), creating initiatives that sought to put the customer as the center of decision-making. The approach used to promote this cultural transformation was guided by the relationship between customer and employee.

We have evaluated and taken action to improve the experience and professional development of our employees, with educational projects to promote engagement and insight, focused not only on technical, functional or soft skills competences, but also on the new capabilities required to reach industrial and business goals. These efforts strengthened the bonds between an employee’s business functions and the products and services they deliver to the customer. The impact was noticeable in our Organizational Climate Survey, a study performed by consulting company Mercer, considering several companies across the country, in which our employees’ performance in respect of “Quality and Customer Focus” attained by 1pp (86%), from 2020 to 2021. Compared to the other telecom companies that also use this survey, TIM is 10pp (84)% above average regarding this indicator. The business area responsible for supporting these initiatives was divided in three sections: Design, Execution and Monitoring.

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

The Execution area sought to solve legacy issues, with many of them concluded, which represented the efforts in the Customer Experience governance plan. These actions were grouped on four strategic pillars:

•	Customer Centric: being customer oriented, understanding their needs, the relationship and the value proposition they expect when interacting with the Company;
•	User Experience: understand the perceptions and reactions of our customers, including their emotions, beliefs, preferences, physical and psychological responses, as well their behaviors before, during and after they use our products, offers and services;
•	Customer Monitoring: making use of tools and techniques such as big data and predictive analytics to extract value from customer information, and to identify opportunities in revenue increase, reduced costs and improved quality;
•	Crew Experience: With the understanding that our employees are key to create great customer experiences, empower our employees so that it is clear we are a consumer oriented organization;

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

Lines of Revenue

Our revenues from mobile and fixed services includes: (i) monthly subscription charges, (ii) network usage charges for local mobile calls, (iii) roaming fees, (iv) interconnection charges, (v) national and international long distance calls, (vi) Value-Added Services, and (vii) co-billing. Additionally, we have revenues from sales of products (mobile handsets and accessories) and other customer platforms revenues.

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

As determined by Anatel (Act No. 987/2020), our usage rate categories for local mobile services on a prepaid or postpaid basis are as follows:

Region of the PGA	Values starting in February 25, 2020	Values starting in February 25, 2021	Values starting in February 25, 2022	Values starting in February 25, 2023
I	R$ 0.01338	R$ 0.01380	R$ 0.01422	R$ 0.01468
II	R$ 0.01503	R$ 0.01527	R$ 0.01550	R$ 0.01578
III	R$ 0.02687	R$ 0.02814	R$ 0.02947	R$ 0.03082

•	VC1 (local rate). The VC1 rate is our base rate per minute and applies to mobile/fixed or mobile/mobile calls made by a customer located in the customer’s home registration area to a person registered in the same home registration area.
•	VU-M. VU-M, also known as an interconnection rate or mobile termination rate, is the fee another telecommunications service provider pays us for the use of our network by such provider’s customers, in this case for local calls. See “—Interconnection Charges.”

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

Automatic national roaming permits our customers to use their mobile telephones on the networks of other mobile service providers while traveling or “roaming” in the limited areas of Brazil not covered by our network, complementing our current mobile coverage. Similarly, we provide mobile telecommunications service to customers of other mobile service providers when those customers place or receive calls while in our network. Mobile service providers which are party to roaming agreements must provide service to roaming customers on the same basis that such providers provide service to their own clients. All such providers carry out a monthly reconciliation of roaming charges. Our roaming agreements have a one-year term and automatically renew for additional one-year terms, which are regulated and previously approved by Anatel.

Interconnection Charges

We receive interconnection revenues for any calls originating from another service provider’s network, mobile or fixed line, which is received by any mobile customer, of ours or of another provider’s, while using our network. We charge the service provider from whose network the call originates an interconnection fee for every minute our network is used in connection with the call. On the other hand, we must pay the fees for other telecommunications companies, when our users place a call to phones connected to other network operators.

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

The interconnection fees we were permitted to charge other mobile telecommunications providers, and which other mobile telecommunications providers charge us, have in the past been adjusted by inflation. Transition rules were defined and applied until July 2014, as set forth in Resolution No. 639/2014. Anatel effectively issued the rule for the definition of reference rates for entities with significant market power, based on a cost model, for VU-M, as well as maximum rates for the termination of calls on TU-RL. Since the issuance of Resolution No. 639/2014, interconnection fees have been decreasing based on a specific glide path, until 2019. Starting in 2020, Anatel has determined that VU-M values will rise slightly again. See “—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation.”

Long Distance

Telecommunications customers in Brazil are able to select long distance carriers on a per-call basis under the carrier code selection, or the CSP, introduced in July 2003, by punching in a two-digit code prior to dialing long distance. This regulation also increased the size of home registration areas, calls within which are local calls and, as a result, reduced the number of home registration areas.

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

Under this structure, a customer is charged the VC1 rates directly by us only for calls made by and completed to a number registered within that customer’s home registration area. Long distance calls, however, are charged to a customer by the chosen long distance carrier. When our customer chooses other long distance carriers, in turn, the other carrier pays us a VU-M fee for any use of our network for a long distance call.

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

Sales of Product

We offer a diverse portfolio of handset models from several manufacturers for sale through our dealer network, which includes our own stores, exclusive franchises and authorized dealers. We are focused on offering an array of handsets, including essential and smartphones devices with enhanced functionality for Value-Added Services, while practicing a policy of increasing 4G smartphone penetration. Our mobile handsets can be used in conjunction with either our prepaid or postpaid service plans.

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

In order to avoid delinquency and discontinuation of service, however, we have invested in CRM models to identify customers with a higher propensity to early delinquency and also reinforced credit history checks for our customers prior to service activation. Although we continue to have one of the lowest delinquency rates in the segment, we noticed an increase in bad debt as a consequence of the expansion of the postpaid base of customers and the challenging economic environment.

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

Pursuant to Anatel regulations, we and other telephone service providers periodically reconcile the interconnection and roaming charges owed among them and settle on a net basis. See “—Lines of Revenue—Interconnection Charges” and “—Lines of Revenue—Roaming Fees.” Seasonality

We have experienced a trend of generating a significantly higher number of new clients and product sales in the fourth quarter of each year as compared to the other three fiscal quarters. A number of factors contribute to this trend, including the increased use of retail distribution in which sales volume increases significantly during the year-end holiday shopping season, the timing of new product and service announcements and introductions, and aggressive marketing and promotions in the fourth quarter of each year.

Regional Overview

We provide 4G coverage in 4,715 cities to 98% of the urban population of Brazil, making our 4G network the most extensive in the country. We continued our infrastructure evolution and expanded our 4.5G coverage to 1,712 cities by the end of December 2021. Our 3G coverage reaches 4,022 municipalities and 94% of the urban population.

The following table shows information regarding Brazilian mobile telecommunications, at the dates indicated.

	As of or For the Year Ended December 31,
	2021	2020	2019
Brazilian population (millions)(1)	213.3	211.8	210.1
Estimated total penetration (%)(2)(3)	103.7	97.2	96.9
Brazilian wireless subscriber base (millions)	254.7	234.1	226.7
National percentage subscriber growth (%)	1.2	3.3	(1.1)

(1)	According to the last information disclosed by IBGE (July 2021).
(2)	Percentage of the total population of Brazil using mobile services, equating one mobile line to one subscriber (December 2021).
(3)	Based on information published by Anatel and IBGE/IPC Maps (December 2021).

Our Network

Our wireless networks use 4G, 3G and 2G technologies and cover approximately 98% of the urban Brazilian population. In order to move toward 4G services, in October 2012, we acquired additional bandwidth in the 2,530-2,540 MHz and 2,650-2,660 MHz sub-bands, with national coverage, and the 450 MHz band in Espírito Santo, Paraná, Rio de Janeiro and Santa Catarina states.

Between 2007 and 2014, we acquired new RF authorizations used for 3G and 4G mobile telephone services at the 2100 MHz, 2500 MHz and 700 MHz bands. In September 2014, we invested approximately R$2.85 billion to acquire bandwidth in the 700 MHz range, which aligned with our strategy of expanding our broadband and 4G service across Brazil. We began providing our services in the 700MHz range in 2016. See “—Regulation of the Brazilian Telecommunications Industry—Frequencies and Spectrum Background”. In December 2015, Anatel auctioned left over radio frequencies in the 1,800 MHz, 1,900 MHz and 2,500 MHz bands. We submitted bids for the left over lots of the 2,500 MHz band, in the 2,500-2,510 MHz and 2,620-2,630 MHz sub-bands – known as P-Band, which had originally been auctioned in 2012. This particular P-Band spectrum provides for 4G mobile services. We acquired the lots for Recife, in the state of Pernambuco (Region AR 81), and Curitiba, in the state of Paraná (Region AR 41), based on our bids which totaled R$57.5 million. The corresponding authorization terms were signed in July 2016. During 2017, several municipalities throughout Brazil had their analog TV signals switched-off, freeing up the bandwidths in those regions for 4G mobile services. In 2018, the analog TV switch-off schedule was completed in regions where it is necessary to clean up the 700 MHz spectrum for the LTE. Therefore, by September 2019, all municipalities were able to receive TIM’s expanded 4G coverage through the 700 MHz band. Throughout 2020 and 2021, the entity created to ensure the spectrum cleanup, called the Entity for Administration of TV and RTV Channel Relocation and Digitalization Process, or EAD, is expected to fulfill the remaining auction obligations, concluding the relocations of broadcasters and the provision of interference solutions in order to complete the switch-off process and to make the spectrum fully available to mobile operators. In November 2021, we invested approximately R$1.1 billion to acquire the 2.3 GHz, 3.5 GHz and 26 GHz spectrum bands, aligned with our strategy of deploying 5G technology, with the expectation to launch 5G coverage in 2022. See “—Regulation of the Brazilian Telecommunications Industry—Frequencies and Spectrum Background” and “—Regulation of the Brazilian Telecommunications Industry—Authorizations and Concessions.” In connection with the conclusion of the Reorganization whereby TIM Celular was merged into the Company, see “—Item 4. Information on the Company—C. Organizational Structure,” the Company holds all of the authorizations previously issued in the name of other companies controlled, directly or indirectly, by TIM Participações

RF authorizations are generally valid for a period of 15 years and renewable for 15 more, and our current authorizations will start expiring in September 2022 (for details on spectrum licenses and expiration dates see “—Regulation of the Brazilian Telecommunications Industry—Frequencies and Spectrum Background”). In the case of authorizations that cannot be renewed, current telecommunications law sets forth that the spectrum is returned to the Federal Government under Anatel’s management. This is why reviewing the General Telecommunications Law has meaningful impact for the sector, as the proposed updated law allows for subsequent and unlimited renewals of radio frequency authorizations of up to 20 years each, generating an environment possibly more conducive to long-term investments.

We consider the purchase of any frequency made available by Anatel for the provision of mobile services as a priority, since having available frequency is core to our business. In 2021, we made R$3,052 in investments, primarily in capacity and coverage 4G, mainly using M-MIMO antennas, core functions virtualization, expansion and capacity enhancement of our optical transport networks, infrastructure resilience, quality maintenance and enabling of fiber-to-the-site and the mobile broadband MBB programs

These investments allowed us to reach, by the end of 2021, the milestone of 4,715 cities with 4G coverage, or 97.6% of the country’s urban population. We are thus the leader in 4G coverage in Brazil among mobile telecommunications providers, both by number of cities served and percentage of population covered.

On July 22, 2020, the Company obtained the approval of the Anatel and, on June 3, 2020, obtained the approval of the CADE for the execution of two onerous transfer contracts aimed at sharing 2G, 3G and 4G mobile network infrastructure, reinforcing the evolution process of the Brazilian telecommunications market in terms of network infrastructure sharing. For details see “—Site-sharing agreements.”

Our wireless network has both centralized and distributed functions, and includes mainly transmission equipment, consisting primarily of more than 58 thousand eNodeBs in our 4G network, more than 20 thousand NodeBs for the 3G layer and more than 15 thousand BTSs for 2G network as of December 2021, considering site-sharing, hardware equipment and software installation and upgrades. The network is connected primarily by IP radio links and/or optical fiber transmission systems distributed nationwide.

Another priority is developing our national network. In December 2021, we continued to increase the quantity of sites connected by optical fiber, reaching more than 8,000 of sites connected by optical fiber. The results are consistent with Anatel’s network quality requirements, and with TIM retaining its solid performance in 2021. Since national coverage and quality of service has improved substantially over the last few years, Anatel has shifted its focus in recent years. Anatel is now concentrating its efforts on smaller geographic areas, particularly in those areas where service is still considered poor.

The AES Atimus Acquisition and consequent creation of TIM Fiber (which was merged into TIM Celular in 2012, and TIM Celular was merged into the Company in 2018) has improved our optical fiber (or fiber optic) network presence in more than 31 cities including the metropolitan regions of Rio de Janeiro, São Paulo, Salvador, Goiânia, Recife, Manaus, Belo Horizonte and Distrito Federal. Our optical fiber network has capacity to offer high quality ultra-broadband service, available through our TIM Live service. and increase basic infrastructure to be applied in our fixed and mobile operations.

Our fixed broadband infrastructure is highlighted by the following characteristics:

•	an extensive wide covered area network covering more than 4.2 million homes passed served by 533 GPON areas, which are network elements that provides broadband connections to the end user;
•	active Base of 726 thousand accesses in the cities mentioned above considering fiber and copper connections.

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

By the end of 2021, we have deployed 14 new virtualized Core Network Datacenters (DCC) located in Rio de Janeiro (2), São Paulo (2), Fortaleza (2), Salvador, Brasília (2), Belo Horizonte (2), Belém and Curitiba (2), in addition to 19 new virtualized Edge Network Datacenters (DCE) located in Campinas, Porto Alegre, Natal, João Pessoa, Florianópolis, Blumenau, Maringá, Londrina, São Luis, Goiânia, Foz do Iguaçu, Santos, São José dos Campos, Uberlândia, Varginha, Feira de Santana, Teresina, Manaus and Ponta Grossa. Most of our core network functions are already running in a virtualized fashion by means of these network datacenters. The migration of additional network functions to a virtualized datacenter will be based on a roadmap of virtual network functions, or VNFs, respecting the maturity of each network function.

Similar to the movement of IT Systems to Public Cloud Infrastructure, Network Functions have also been planned to be migrated to the cloud, respecting their particularities regarding high availability and performance. In order to guarantee this movement, NFV Architecture had an important role for the evolution of these NFs from a Virtual environment (VNF) to a Cloud environment (CNF). As result of this journey, TIM intends to move Network workloads to a hybrid cloud (On-Premise and Public Cloud) throughout the next 3 years. TIM understands that Cloud Infrastructure is a second step (just after NFV) to establish an economically more efficient infrastructure, not only for reducing investment/costs, but also for speeding up project deployments and reducing time-to-market of new offers.

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

In 2011, TIM implemented a Policy and Charging Control (“PCC”), platform in accordance with the standards of the 3rd Generation Partnership Project, or 3GPP. This PCC made it possible for us to develop a brand new means to control fair use, as we are now able to reduce a given subscriber’s speed, block usage and offer additional data packets to maintain maximum speeds after the subscriber’s existing data packet is depleted. Since then, several innovative data offers have been launched that promote the usage of data, social media and streaming. This PCC platform is now evolving to an NFV model, which brings modernization and high scalability to support the increasing demand of mobile data and reduces the time-to-market when launching new data offers.

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

In 2018, TIM implemented a new security system to access its new and legacy platforms, called “Secure Password.” It uses a secure shell, or SSH, security protocol, monitors attempts of non-standard access and generates related warnings (IAM-Identity Access Management). This process involves password encryption and a logical safe that only grants recovery to authorized users while also granting and recording accesses through video and text devices. More specifically, it features: (i) password authentication with a maximum validity of 90 days; (ii) authorization through a login administration interface; and (iii) audit (logs) generated by the system, allowing the traceability of user actions from the beginning to the end of each operation. The system also sends logs to a centralized system as a historical database. Additionally, TIM has a plan to mitigate network risk on a macro scale that prioritizes the critical network infrastructure based on a risk map, or the Network Resilience Plan. The Network Resilience Plan allows the Company to focus on the main issues, and these in turn become the basis for crafting short-, medium- and long-term mitigation measures in order to enhance the robustness of the network.

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

On December 19, 2019, pursuant to the Vivo MoU with Telefônica Brasil, two new sharing agreements have been entered into regarding: (i) the creation of a unique network in 2G technology; and (ii) a single-grid agreement that will result in an expansion of 3G and 4G networks and a network consolidation in small cities (with less than 30,000 inhabitants). Both agreements were approved without restrictions by CADE and Anatel in 2020, reinforcing the evolution of the Brazilian telecommunications market in terms of network infrastructure sharing.

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

National Roaming Agreements

In 2017, Anatel required TIM, Claro, Oi and Vivo to guarantee the provision of mobile services (voice, SMS and data) in all cities with less than 30,000 inhabitants through roaming agreements. Over time, we have been building our own network in cities where we depended on roaming coverage from other operators. Currently, only 1,090 cities do not have their own network and depend on roaming services, with the goal of ending this dependence by early 2023.

International Roaming Agreements

We have international roaming agreements available in 210 different countries with 4,249 international operators that encompass 585 individual (PMNs) networks. These agreements include at a minimum voice service, and may be enhanced based on the technology available on the visiting network and can include voice, SMS and data (2G, 3G and 4G). Our international roaming agreements have steadily expanded in recent years. By the end of 2021, we expanded our 4G data coverage to 25 new networks, meaning now we offer 4G roaming in 95 countries, covering the main travel destinations for Brazilians.

In November 2018, Brazil entered into a free trade agreement with Chile, which resulted in the end of international roaming charges between the two countries. In October 13, 2021 the Legislative Decree No. 03/2021, which approved the free trade with Chile, was sanctioned by the President of the Senate. With the approval, the agreement came into force on January 25, 2022 and the end of roaming charges is expected by January 25, 2023. The agreement signed in July 2019 with other Mercosur countries to eliminate international roaming charges are still pending Brazilian Congress approval and will only be valid after two or more countries have ratified the agreement before the secretariat of Mercosur.

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

•	ICMS. The principal tax applicable to goods and telecommunication services is a state value-added tax (Imposto sobre Operações Relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual, Intermunicipal e de Comunicação) (“ICMS”), which the Brazilian states levy at varying rates on certain revenues arising out of the sale of goods and services, including certain telecommunications services. The ICMS tax rate for domestic telecommunications services is levied at

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

•	ISS. Since January 2018, the tax incidence over certain (but not all) Value-Added Services has increased with the inclusion of those receivables within the ISS basis of calculation due to Law No. 157/2016, which is a municipality tax with rates varying from 2% to 5%.
•	COFINS. COFINS is a social contribution levied on gross revenues. Since 2000, companies began to pay COFINS tax on their bills at a rate of 3%. In December 2003, through Law No. 10,833, COFINS legislation was further amended, becoming a non-cumulative tax, raising the rate to 7.6% for most transactions. However, telecommunications services revenues, among others, continued subject to a cumulative basis at a rate of 3%. In 2015, Decree No. 8,426 came into effect, which restored COFINS on financial revenues at a rate of 4%, except for some types of financial revenues (for example, revenues from foreign exchange variations of exportation of goods and services, revenues resulting from foreign exchange fluctuations of obligations undertaken by the company, including loans and financing and revenues related to hedging transactions on stock exchange values, and revenues from commodities and futures exchanges or over-the-counter transactions and related to the operational activities of the Company).
•	PIS. PIS is another social contribution levied at the rate of 0.65%, on gross revenues from telecommunications service activities. In 2002, Law No. 10,637 was enacted, making such contribution non-cumulative and increasing the rate to 1.65% on gross revenues, except in relation to telecommunications services, for which the method continued on a cumulative basis at a rate of 0.65%. In 2015, Decree No. 8,426 came into effect, which restored PIS on financial revenues at a rate of 0.65%, except for some types of financial revenues (for example, revenues from foreign exchange variations of exportation of goods and services, revenues resulting from foreign exchange fluctuations of obligations undertaken by the company, including loans and financing and revenues related to hedging transactions on stock exchange values, and revenues from commodities and futures exchanges or over-the-counter transactions and related to the operational activities of the Company).
•	FUST. In 2000, the Brazilian government created the Fundo de Universalização dos Serviços de Telecomunicações (“FUST”), a fund that is supported by a tax applicable to all telecommunications services. The purpose of the FUST is to stimulate the expansion, use and improvement of the quality of telecommunications networks and services, to reduce regional inequalities and to stimulate the use and development of new connectivity technologies in order to promote economic and social development. FUST tax is imposed at a 1% rate, levied on gross operating revenues, net of discounts, ICMS, PIS and COFINS, and the cost may not be passed on to clients. Telecommunication companies can draw from the FUST to meet the universal service targets required by Anatel.

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

In December 2020, Law No. 14,109 (later modified by Law No. 14,173/2021) was approved with the purpose of stimulating the use of FUST to expand and improve the quality of telecommunications services, reducing regional inequalities and stimulating the use of new technologies to promote economic and social development. In the case of using FUST’s resources, the law requires the connection of all public schools by 2024 with broadband internet access. The law also provided a 50% reduction in the payment of the mandatory annual contribution of telecommunications operators to the Fund when they execute programs, projects, plans, activities, initiatives, and actions approved by the Fund's Management Council through the use of their own resources. This requirement remains in force until December 2016, but it may be further renewed.

In the first quarter of 2022, the Federal Government signed Decree 11,004/2022, which regulates the use of FUST and establishes directions for the use of resources by the Management Board, which should be instituted in the first half of 2022.

•	FUNTTEL. In 2000, the Brazilian government created the Fundo para Desenvolvimento Tecnológico das Telecomunicações (“FUNTTEL”), a fund that is supported by, among other sources of income, a contribution tax applicable to all telecommunications companies. FUNTTEL is a fund managed by BNDES and FINEP, government research and development agencies. The purpose of FUNTTEL is to promote the development of telecommunications technology in Brazil and to improve competition in the industry by financing research and development in the area of telecommunications technology. FUNTTEL tax is imposed at a rate of 0.5% on gross operating revenues, net of discount, ICMS, PIS and COFINS, and it cost may not be passed on to clients.
•	FISTEL. Fundo de Fiscalização das Telecomunicações (“FISTEL”), is a fund supported by among other sources a tax applicable to telecommunications services, which was established in 1966 to provide financial resources to the Brazilian government for its regulation and inspection of the sector. Such tax consists of: (1) an installation inspection fee assessed on telecommunications stations upon the issuance of their authorization certificates, as well as every time a new mobile number is activated, and (2) an annual operations inspection fee that is based on the number of authorized stations in operation, as well as the total basis of mobile numbers at the end of the previous calendar year. The amount of the installation inspection fee is a fixed value, depending on the kind of equipment installed in the authorized telecommunication station.

Effective in 2001, the installation and inspection fee is assessed based on net activations of mobile numbers (that is, the number of new mobile activations reduced by the number of cancelled subscriptions), as well as based on the net additions of radio base stations. The operations inspection fee equals 33% of the total amount of installation inspection fees that would have been paid with respect to existing equipment. The public funds raised from this installation fee are appropriated to either the Brazilian Communication Company (“EBC”), or the Brazilian National Cinema Agency (Agência Nacional do Cinema) (“ANCINE”), in order to benefit Brazilian cinema industry. Also, Anatel charges the installation inspection fee when there is an extension of the term of validity of the right to use radio frequencies associated with the operation of the personal mobile service. The Company understands that such collection is unjustified and is challenging this rate in court.

In December 2020, Law No. 14,108 was sanctioned and exempts FISTEL for 5 (five) years from the base stations and equipment that integrate the machine to machine (M2M) ecosystems and, also, extinguishes the prior licensing. The definition and regulation of M2M communication systems shall be established by Anatel. The Brazilian government also laid out in the budget law for 2021 a tax exemption forecast of FISTEL value. Additionally, in June 2021, Law No. 14,173 was approved, lowering the FISTEL fees on VSATs from R$201.12 to R$26.83.

•	Corporate Income Tax and Social Contribution on Net Income. Income tax expense is a combination of two different types of taxes, the corporate income tax, or IRPJ, and the social contribution tax on net income, or CSLL. The corporate income tax is payable at the rate of 15% plus an additional rate of 10% (levied on the part of taxable profits that exceed R$0.02 million per month or R$0.24 million per year). The social contribution tax is currently assessed at a rate of 9% of adjusted net income.

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

Any payment of interest to stockholders is subject to withholding income tax at the rate of 15% (or 12.5% for some jurisdictions, as provided in certain Double Taxation Treaties), or 25% in the case of a stockholder domiciled in a Low or Nil Tax Jurisdiction. These payments may be qualified, at their net value, as part of any mandatory dividend. As described herein, we and our subsidiaries paid interest on equity in 2021. Please refer to ““Item 5. — Operating and Financial Review and Prospects” —Dividend  Distribution —Interest on Equity” for detailed information.

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

In the end of 2017, the Brazilian Federal Revenue Office (“RFB”), issued Normative Instruction No. 1,771/2017 in order to determine the tax treatment due to the accounting CPC 47 – Customer Contract Revenue, which tax treatment went into effect in 2018.

Income tax and social contribution were regulated by Decree 580/2018 and Normative Instruction RFB No. 1,700/2017 in addition to other federal laws and decrees. In December 2018, this decree was revoked and replaced by Decree No. 9,580, which consolidates the main provisions related to income tax and social contribution. As of the date hereof, no relevant impacts to the Company were identified with regard to such changes.

Regulation of the Brazilian Telecommunications Industry

General

The telecommunications sector is regulated by Anatel, which was established by law and is administratively independent and financially autonomous from the Ministry of Communication (Ministério das Comunicações). Anatel is responsible for reviewing and amending all administrative regulation regarding services, completion and customer’s rights related to telecommunications, issuing formal authorizations and performing inspections, as set forth in the General Telecommunications Law and the Regulamento da Agência Nacional de Telecomunicações, or the Anatel Decree.

Despite liberalization, which occurred in 1997, the Brazilian telecommunications market still faces persistent dominant positions held by fixed incumbent operators. In particular, broadband access is currently offered by operators over their own infrastructure and the respective regulatory framework is not always based on effective implementation of the wholesale access obligations.

In 1998, a presidential decree approved the first General Plan for Universalization Goals (Plano Geral de Metas de Universalização) (“PGMU I”), obligations binding on the landline telephony services (Serviço Telefônico Móvel Comutado) (“STFC”), applicable only for fixed incumbents. PGMU is reviewed every 5 years, and the last universalization plan, formulated by the government, was published in January, 2021 considering that fixed telephony concession will end in 2025. The PGMU V, replaces the 4G targets established in PGMU IV for construction of a backhaul in the municipalities that do not have a fiber optic connection. A presidential decree issued on June 30, 2011, established a bidding process for 4G RFs, an important landmark for the telecommunications sector. The bid occurred in 2012 and, in order to guarantee full rural service by 2018, Anatel linked the 4G blocks in the 2,500 MHz band to the 450MHz band in specific geographic regions of Brazil. As a result, the four winning operators of the 4G blocks in the 2,500 MHz band linked to the 450MHz band are subject to coverage commitments in rural areas. Such presidential decree also resulted in two new regulations to measure mobile and fixed broadband quality standards.

Another important set of rules is the Decree No. 9,612/2018, or the Connectivity Plan, which established a series of guidelines for execution of terms of conduct adjustment, onerous granting of spectrum authorization and regulatory acts in general which includes: (i) expansion of high capacity telecommunications transport networks; (ii) increased coverage of mobile broadband access networks; and (iii) broadening the coverage of fixed broadband access network in areas with no available internet access by means of this type of infrastructure. It also establishes that the network implemented from the commitments will be subject to sharing from its entry into operation, except when there is appropriate competition in the respective relevant market. As well as Decree No. 10,480/2020 that regulates the Antennas Law (Law No. 13,116/2015) with the objective of stimulating the development of the telecommunications network infrastructure.

Federal Government

In 2021 there were some important ordinances published, namely: (i) Ministry of Communications Decree No. 2,447/2021, which approved TIM’s issuance of up to R$5,753 billion in debentures. (ii) Ministry of Communications Decree No. 2,556, which set priorities and goals for the establishment of investments determined by Anatel. (iii) Decree No. 10,748, which established the Federal Network for the Management of Cyber Incidents, regulating the National Information Security Policy, which aims to improve and coordinate the bodies and entities of the federal public administration in the prevention, treatment and response to cyber incidents. (iv) Decree No. 10,887, which provided for the organization of the National Consumer Defense System, with the objective of guaranteeing greater protection to consumer relations, increasing legal certainty, and making the administrative process more efficient. (v) Data Protection Authority Decree No. 15, which established the Governance Committee, responsible for establishing institutional strategies and strategic guidelines related to public governance.

Also, there were some relevant decrees involving 5G. They were: (i) Decree No. 10,799 which updated Decree No. 9,612/2018 (telecom public policies), allowing the Government’s network to be built by other entities, not only Telebras. (ii) Decree No. 10,800 established the Amazon Integrated and Sustainable Program (PAIS). One of its objectives is to expand telecom networks to the Amazon region, in addition to creating a management committee to monitor them, among other provisions. (iii) Ministry of Communications Decree No. 1,924/21 about 5G guidelines, mainly about network security; obligation to provide an exclusive government network; backhaul for agribusiness; coverage of federal highways aligned with the Ministry of Infrastructure, among others.

Anatel

Over the years, Anatel has published several Resolutions that apply obligations to the telecommunications sector, among which we can highlight:

(i)	In November 2012, Anatel enacted PGMC 2012, whose goal is to encourage competition by creating interconnection obligations and the sharing of infrastructure already installed by other operators. PGMC 2012 was amended by Resolution No. 694/2018, the New PGMC;
(ii)	In March 2014, by means of Resolution No. 632/2014, Anatel approved the adoption of a single regulation for the telecommunications sector (Regulamento Geral de Direitos do Consumidor de Serviços de Telecomunicações);
(iii)	Resolution No. 671/2016, which approved the Regulation on the Use of the Radio frequency Spectrum and modified the Regulation on the Collection of Public Price for the Right of Use of Radio frequencies and the Regulation on the Imposition of Administrative Sanctions;

(iv)	Resolution No. 693/2018 approved the new General Interconnection Regulation and revoked the “General Interconnection Regulatory Framework” set forth by Anatel in 2005;
(v)	Resolution No. 695/2018 approved the new Public Price for the Right to Use of Radio Frequencies, or PPDUR, setting forth a two-part price calculation basis, one for renovation of radio frequencies and the other for license acquisition;
(vi)	Resolution No. 719/2020: this Resolution approved the General License Regulation;
(vii)	Resolution No. 720/2020: this Resolution approved the General Authorizations Regulation General;
(viii)	Resolution No. 735/2020: this Resolution amended the Regulation on the Exploitation of SMP through the Virtual Network, the General Portability Regulation and the General Regulation on Consumer Rights to reduce the barriers to IoT expansion in Brazil;
(ix)	Resolution No. 738/2020: this Resolution amended the Telecommunications Service Regulation to include provisions on confidentiality, fraud prevention and actions to support public security;
(x)	Resolution No. 739/2020: this Resolution approved the Regulation on the Use of Telecommunications Services in Disasters, Emergency Situations and State of Public Disaster;
(xi)	Resolution No. 740/2020: this Resolution approved the Cybersecurity Regulation applied to the telecommunications services;

Resolutions published in 2021

(i)	Resolution No. 741/2021: this Resolution approved the Regulation for Adaptation of STFC Concessions for Authorizations;
(ii)	Resolution No. 742/2021: this Resolution approved the Regulation on Conditions of Use of the 3.5 GHz Radio Frequency Band, as well as approved the Regulation on Conditions of Use of the Radio Frequency Band from 24.25 GHz to 27.90 GHz;
(iii)	Resolution No. 743/2021: this Resolution changes the Personal Mobile Service General Authorization Plan – PGA SMP;
(iv)	Resolution No. 744/2021: this Resolution approved the Regulation of continuity of STFC in the public regime;
(v)	Resolution No. 746/2021: this Resolution approved the Regulatory Inspection process;
(vi)	Resolution No. 748/2021: this Resolution approved the General Satellite Exploration Regulation.

Main Public Consultations held in 2021

(i)	Public Consultation No. 2: Revision of Act 4800 on the technical and operational requirements of RF bands above 2 GHz for fixed service;
(ii)	Public Consultation No. 5: Preparation of the Technical and Operational Requirements Act for the 26 GHz frequency band;
(iii)	Public Consultation No. 13: Call for subsidies for the project to reassess rates and contributions applicable to telecommunications sector;
(iv)	Public Consultation No. 22: Consults the existence of fiber optic backhaul in locations that are not the headquarters of municipalities eligible for the backhaul obligation established in Decree 10.610/2021 - PGMU V;
(v)	Public Consultation No. 23: Regulation of the 4,800-4,990 MHz band;
(vi)	Public Consultation No. 29: Proposal for an Act on technical and operational requirements for spectrum sharing between ground stations associated with the SMP, SCM, STFC or SLP and ground stations operating in the 3.5 GHz frequency band;
(vii)	Public Consultation No. 41: Review of the Operating Procedure for Assignment of Numbering Resources;
(viii)	Public Consultation No. 45: Proposal to change the collection of sectoral data related to Personal Mobile Service accesses – SMP;
(ix)	Public Consultation No. 52: Review of the regulations for the use of radio frequencies associated with the provision of STFC, SCM and SMP;
(x)	Public Consultation No. 55: Call for subsidies for the development of new bottom-up cost model for fixed and mobile telecommunications networks;
(xi)	Public Consultation No. 59: Review of Anatel's Internal Regulations;
(xii)	Public Consultation No. 61: Review of the Regulation for the execution and monitoring of the Term of Commitment for Adjustment of Conduct;
(xiii)	Public Consultation No. 64: Call for Subsidies for the revision of PGMC.

Telecommunications Self-regulation System

In March 2020, telecommunication operators signed the Telecommunications Self-Regulation System, or SART, which proposes to establish common rules and procedures that must be followed by all participating companies, in relation to the most material topics in the relationship between providers and customers, such as telemarketing (approved in September 2019), offers (approved in March, 2020), billing (approved in February, 2021) and attendance (approved in March, 2020).

Review of the Current Regulatory Model for the Provision of Telecommunications Services

In 2019, PLC 79/2016 was approved and converted into Law No. 13,879. The Law entered into force on October 4, establishing a new regulatory framework for the telecommunications sector in Brazil, the major regulatory change in 20 years

The new telecommunications framework allows the fixed telephone concessionaires to adapt their agreements from a concession regime to an authorization regime. This change of concession to authorization must be requested by the concessionaire and it should be approved by the Anatel. In return, concessionaires must, among other conditions, make investment commitments to expand fixed broadband services, in areas without adequate competition for these services in order to minimize gaps and inequalities between Brazilian areas. Additionally, it also changes the rules on authorization of radiofrequency uses, establishing subsequent renewals and allows Radiofrequency trading among players (spectrum secondary market).

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

In connection with the conclusion of the Reorganization whereby TIM Celular was merged into the Company (see “Item 4. Information on the Company—C. Organizational Structure”). The Company holds all of the authorizations previously issued in the name of other companies controlled, directly or indirectly, by TIM Participações.

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

In March 2014, by means of Resolution No. 632/2014, Anatel approved the adoption of a single regulation for the telecommunications sector, the RGC, with general rules for customer service, billing, and service offers, which are applicable to fixed, mobile, broadband and cable TV customers. In 2018, Anatel held a subsidies grant, which is an opinion-gathering tool similar to, but at the preparation stage of a public consultation, aiming to improve the RGC in respect of the digitalization of processing and customer services, as well as billing and contracting services. A public consultation is expected in 2020. . In December 2020, Anatel enacted Public Consultation 77 in order to review Resolution 632/2014. The new RGC is expected to be approval in the first half of 2022.

In December 2019, Anatel approved RQUAL, which is expected to enter into force in 2022. See “—Quality Management Regulation.”

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

In recent years, Anatel initiated certain administrative proceedings against TIM Celular (now TIM S.A.) for noncompliance with certain quality standards and noncompliance with its rules and authorization terms. We have been fined by Anatel in some proceedings and are still discussing the penalty imposed in appeals before the agency. As a result of these proceedings, Anatel applied some fines that did not cause a material adverse effect on our business. In 2019, the total amount of these fines was R$708.1 million. However, only R$32.3 million was classified as “probable loss” by our legal advisors. The significant amount related to fines classified as “possible loss” is a result of ongoing litigation.

On August 22, 2019, Anatel’s board of officers unanimously approved the execution of a TAC with TIM S.A. The agreement covers fines imposed against us in the total amount of R$639 million. The commitment we assumed, as also approved by our board of directors on June 19, 2020, foresees actions to develop our services from three different perspectives: (i) customer experience, quality and infrastructure, through initiatives to improve the licensing process of base stations, efficient use of resources, (ii) evolution of digital service channels, decreasing complaint rates and user repair demands, and (iii) reinforcement of transportation and access networks. In addition, the agreement also includes the commitment to bring mobile broadband through the 4G network to 350 cities with less than 30 thousand inhabitants thus reaching over 3.4 million people and the application of Internal Controls Management to ensure compliance with the closed proposal and the commitment to not impose inspection obstructions. As released to the market in June 16, 2020, and previously approved by Anatel on August 22, 2019, the TAC provided the implementation of the new infrastructure in three years, with our assurance that these areas will be shared with other providers

We continue to do our best to fully comply with our obligations under the PCS regime or with future changes in the regulations to which we are subject. See “—Obligations of Telecommunications Companies,” “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

In July 2018, Anatel published the New PGMC, which revised PGMC 2012 and created new markets: (i) mobile network; and (ii) national roaming; and (iii) high capacity data transport. According to the New PGMC proposal, cities in Brazil will be classified by levels of competition (1 – competitive, 2 – moderately competitive, 3 – less competitive, 4 – non-competitive), and asymmetric measures will be applied according to the market competition. In addition, also based on the proposal submitted to public consultation, wholesale relevant markets will be defined as follows:

PGMC 2012	New PGMC
Wholesale mobile call termination	Wholesale mobile interconnection
National roaming	National roaming
Full unbundling and bistream, or, wholesale fixed network infrastructure access less than 10 Mbps	Wholesale fixed network infrastructure access
Leased lines, interconnection class V, interlinking, or, wholesale fixed network infrastructure transport less than 34 Mbps	Leased lines
Ducts, trenches and towers, or passive infrastructure	* towers regulated by law
–	Wholesale fixed interconnection
–	High capacity data transport

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

In October 2011, Anatel established a mechanism for reducing fixed-to-mobile call rates, that results on a glide path to the reduction of mobile interconnection rates (VU-M) from 2012 to 2018, in accordance with Resolution No. 600/2012.

In addition to the VU-M reduction, Anatel established a bill and keep, or B&K, rule between significant market power and non-significant market power PCSs. From January 2013 until February 2015, the B&K was 80%/20%. On February 12, 2015, Anatel approved, by means of Resolution No. 649/2015, the following new B&K percentages, amending the percentages established by Resolution 600: 75%/25%, from 2015 until 2016; 65%/35%, from 2016 until 2017; 55%/45%, from 2017 until 2018; and 50%/50%, from 2018 until 2019, which was the object of a judicial suit (ongoing), in order to suspend its effects. In July 2015, we filed a lawsuit seeking to annul Resolution No. 649/2015 and maintain the percentages originally established by Resolution No. 600/2012, which currently remains pending a final decision. However, as discussed above, the New PGMC in 2021 set the partial Bill & Keep threshold to 50% (i.e., a non-significant market power operator pays only if the terminated traffic on the significant market power operator network is more than 50% of the total traffic exchanged) and will be applied until the next revision of the New PGMC scheduled for 2022. In addition, Anatel determined the end of the existing additional 20% on the value of mobile termination rate paid by significant market power operators to non-significant market power operators.

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

Value-Added Services and Internet Regulation

Value-Added Services are not considered under Brazilian telecommunications regulations to be telecommunications services, but rather an activity that adds features to a telecommunications service. Regulations require all telecommunications service providers to grant network access to any party interested in providing Value-

Added Services, on a non-discriminatory basis, unless technically impossible. Telecommunications service providers also are allowed to render Value-Added Services through their own networks. Internet connection, when offered to users on a single basis, by parties other than telecommunications service providers, is considered by Brazilian legislation to be a value-added service, and its providers are not considered to be telecommunications companies. Current regulations allow us or any other interested party to offer Internet connection through our network. In such case, Internet connection would be deemed as a portion of the telecommunications service that enables users to navigate the Internet.

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

Privacy and Data Protection

On August 14, 2018, the Brazilian President passed the LGPD. This new law is closer to the European Union General Data Protection Regulation, or GDPR, including significant extraterritorial application and considerable fines of up to 2% of a company’s global turnover of the previous financial year. The LGPD came into effect on September 18, 2020. However, the administrative sanctions provisions of LGPD only became enforceable as of August 1, 2021, pursuant to Law No. 14,010/2020. Cybersecurity incidents and data breach or leakage events may subject us to the following penalties: (1) warnings, with the imposition of a deadline for the adoption of corrective measures; (2) a one-time fine of up to 2% of gross sales of the company or a group of companies or a maximum amount of R$50,000,000 per violation; (3) a daily fine, up to a maximum amount of R$50,000,000 per violation; (4) public disclosure of the violation; (5) the restriction of access to the personal data to which the violation relates, until corrective measures are implemented; (6) deletion of the personal data to which the violation relates; (7) partial suspension of the databases to which the violation relates for up to 12 months, until corrective measures are implemented; (8) suspension of the personal data processing activities to which the violation relates for up to 12 months; and (9) partial or full prohibition on personal data processing activities. The postponement of the administrative sanctions did not prevent the competent authorities to begin supervision procedures and enactment of additional rules to be complied with prior to such effectiveness date, nor did it prevent individual or collective lawsuits based on violation of data subject’s rights and subject to civil liability.

We have set up a team tasked with adapting our processes and technologies to ensure compliance with the LGPD requirements. Notably, we have, among other developments, created a specific clause for the protection of personal data in our contracts with suppliers and business partners, developed training for all employees and customized training for top leadership on the topic of data protection, and created an Executive Data Protection Committee, led by the CEO.

Frequencies and Spectrum Background

In connection with the PCS authorization auctions in 2001 and 2002, Anatel divided the Brazilian territory into three separate regions, each of which is equal to the regions applicable to the public regime fixed-line telephone service providers. PCS services could only be provided under Bands C, D and E at that time with initially 1800 MHz band and afterwards also the 900 MHz band. We acquired the D band in regions II and III and the E band in region I, completing our national coverage when considering TIM Sul, TIM Nordeste and Maxitel coverage (each ultimately merged into the Company). On March 2016, the authorizations for the D and E bands were renewed.

In December 2007, we acquired new authorizations for the 1,800 MHz frequency in São Paulo and Rio de Janeiro in order to improve our RF capacity in these regions. Within the same auction, Claro and Vivo acquired authorizations to provide PCS services in regions where we had historically provided services but where Claro and Vivo previously did not, using 1,800 MHz and 1,900 MHz bands. This resulted in increased competition in these regions. In the same auction, Oi received authorization to provide PCS services in the state of São Paulo using 1,800 MHz (band M in the whole state and band E in the state’s countryside).

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

In December 2010, Anatel auctioned an empty 3G band of radio spectrum consisting of (10+10) MHz in 2.1 GHz in the whole country (the “H Band” Auction), and other left over frequencies in the 900 MHz and 1800 MHz bands that had not been assigned in previous auctions. In this auction: TIM, Vivo, Claro and Nextel (actual America Movil) acquired blocks of frequencies.

In December 2011, Anatel auctioned 16 blocks in the 1,800 MHz band, which were sold to Claro, Oi, CTBC and TIM. As a result of our participation in the auction, we expanded our 2G coverage and increased our presence in the northern and central-western regions of Brazil, including the states of Paraná, Espírito Santo, Rio Grande do Sul, Santa Catarina and Minas Gerais.

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

The auction also required the winning bidders to proportionally reimburse the broadcasters for the cleanup of the spectrum previously held and used by them. We spent R$1,199 million in order to create in March 2015 the EAD with the other winning bidders, to ensure the spectrum cleanup. The price allocated to the cleanup of the spectrum related to unsold blocks was shared proportionately among the winning bidders who bought the other blocks. To offset such additional cost to the winning bidders, the price of the 700 MHz spectrum was discounted using Anatel’s WACC methodology. As of September 2019, all Brazilian municipalities are able to receive TIM’s expanded 4G coverage through the 700 MHz band. Nevertheless, Anatel must still certify that there has been compliance with spectrum cleaning targets.

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

In November 2021, TIM acquired 11 lots in the 5G Auction, with a total value offered of R$1.05 billion, in three frequency bands 3.5 GHz, 2.3 GHz and 26 GHz. The acquired bands have a set of obligations that must be met with financial contributions or the construction of mobile and fixed network infrastructure.

Currently, according to Decree 10,402/2020, which regulates Law 13,879/2019, it is possible to renew licenses for successive periods. However, some conditions are being discussed with Anatel, such as value and term of renewal.

The actual scenario of frequencies granted to us by Anatel is presented on the table below:

Frequencies
UF	450 MHz	700 MHz	800 MHz	900 MHz	1800 MHz	Additional 1800 MHz	1900 MHz (3G)
Acre	-	December 2029	March 2031*	March 2031*	March 2031*	April 2023	April 2023
Alagoas	-	December 2029	December 2023*	December 2023*	December 2023*	-	April 2023
Amapá	-	December 2029	March 2031*	March 2031*	March 2031*	April 2023	April 2023
Amazonas	-	December 2029	March 2031*	March 2031*	March 2031*	April 2023	April 2023
Bahia	-	December 2029	August 2027*	August 2027*	August 2027*	-	April 2023
Ceará	-	December 2029	November 2023*	November 2023*	November 2023*	-	April 2023
Distrito Federal	-	December 2029	March 2031*	March 2031*	March 2031*	April 2023	April 2023
Espírito Santo	October 2027	December 2029	March 2031*	March 2031*	March 2031*	April 2023	April 2023
Goiás	-	December 2029	March 2031*	March 2031*	March 2031*	April 2023	April 2023
Maranhão	-	December 2029	March 2031*	March 2031*	March 2031*	April 2023	April 2023
Mato Grosso	-	December 2029	March 2031*	March 2031*	March 2031*	April 2023	April 2023
Mato Grosso do Sul	-	December 2029	March 2031*	March 2031*	March 2031*	April 2023	April 2023
Minas Gerais ***	-	December 2029	April 2028*	April 2028*	April 2028*	April 2023	April 2023
Pará	-	December 2029	March 2031*	March 2031*	March 2031*	April 2023	April 2023
Paraíba	-	December 2029	December 2023*	December 2023*	December 2023*	-	April 2023
Paraná	October 2027	December 2029	September 2022* and March 2031* for the cities of Londrina and Tamarana	September 2022* and March 2031* for the cities of Londrina and Tamarana	September 2022* and March 2031* for the cities of Londrina and Tamarana	April 2023	April 2023
Pernanbumco	-	December 2029	May 2024*	May 2024*	May 2024*	-	April 2023
Piauí	-	December 2029	March 2024*	March 2024*	March 2024*	-	April 2023
Rio de Janeiro	October 2027	December 2029	March 2031*	March 2031*	March 2031*	-	April 2023
Rio Grande do Norte	-	December 2029	December 2023*	December 2023*	December 2023*	-	April 2023
Rio Grande do Sul	-	December 2029	March 2031* and April 2024* city of Pelotas and its surrounding region	March 2031* and April 2024* city of Pelotas and its surrounding region	March 2031* and April 2024* city of Pelotas and its surrounding region	April 2023	April 2023
Rondônia	-	December 2029	March 2031*	March 2031*	March 2031*	April 2023	April 2023
Roraima	-	December 2029	March 2031*	March 2031*	March 2031*	April 2023	April 2023
Santa Catarina	October 2027	December 2029	September 2023*	September 2023*	September 2023*	April 2023	April 2023
São Paulo	-	December 2029	March 2031*	March 2031*	March 2031*	Interior – April 2023	April 2023
Sergipe	-	December 2029	August 2027*	August 2027*	August 2027*	-	April 2023
Tocantins	-	December 2029	March 2031*	March 2031*	March 2031*	April 2023	April 2023

Frequencies
UF	2100 MHz (3G)	2300 MHz	2500 MHz V1 Band (4G)	2500 MHz P Band** (4G)	3500 MHz (5G)	26 GHz (5G)	Additional 26 GHz (5G)	Additional 26 GHz (5G)
Acre	April 2023	-	October 2027	-	December 2041	December 2031	-	-
Alagoas	April 2023	-	October 2027	-	December 2041	December 2031	-	-
Amapá	April 2023	-	October 2027	-	December 2041	December 2031	-	-
Amazonas	April 2023	-	October 2027	-	December 2041	December 2031	-	-
Bahia	April 2023	-	October 2027	-	December 2041	December 2031	-	-
Ceará	April 2023	-	October 2027	-	December 2041	December 2031	-	-
Distrito Federal	April 2023	-	October 2027	February 2024*	December 2041	December 2031	-	-
Espírito Santo	April 2023	December 2041	October 2027	-	December 2041	December 2031	December 2031	December 2041
Goiás	April 2023	-	October 2027	-	December 2041	December 2031	-	-
Maranhão	April 2023	-	October 2027	-	December 2041	December 2031	-	-
Mato Grosso	April 2023	-	October 2027	-	December 2041	December 2031	-	-
Mato Grosso do Sul	April 2023	-	October 2027	-	December 2041	December 2031	-	-
Minas Gerais ***	April 2023	December 2041	October 2027	February 2030*	December 2041	December 2031	December 2031	December 2041
Pará	April 2023	-	October 2027	February 2024*	December 2041	December 2031	-	-
Paraíba	April 2023	-	October 2027	-	December 2041	December 2031	-	-
Paraná	April 2023	December 2041	October 2027	July 2031 (city of Curitiba and Metropolitan Region) and February 2024* AR 41, except Curitiba and Metropolitan Region	December 2041	December 2031	December 2031	December 2041
Pernanbumco	April 2023	-	October 2027	July 2031 (city of Recife)	December 2041	December 2031	-	-
Piauí	April 2023	-	October 2027	-	December 2041	December 2031	-	-
Rio de Janeiro	April 2023	December 2041	October 2027	February 2024*	December 2041	December 2031	December 2031	December 2041
Rio Grande do Norte	April 2023	-	October 2027	-	December 2041	December 2031	-	-
Rio Grande do Sul	April 2023	December 2041	October 2027	-	December 2041	December 2031	December 2031	December 2041
Rondônia	April 2023	-	October 2027	-	December 2041	December 2031	-	-
Roraima	April 2023	-	October 2027	-	December 2041	December 2031	-	-
Santa Catarina	April 2023	December 2041	October 2027	-	December 2041	December 2031	December 2031	December 2041
São Paulo	April 2023	-	October 2027	-	December 2041	December 2031	December 2031 (except sector 33)	December 2041 (except sector 33)
Sergipe	April 2023	-	October 2027	-	December 2041	December 2031	-	-
Tocantins	April 2023	-	October 2027	-	December 2041	December 2031	-	-

* Terms already renewed for 15 years.

** Only covers complementary areas in the specified states. The Radio frequency Blocks of the Municipalities of the National Code 92, which were part of Lot 208, were returned.

*** Except for the cities in sector 3 of PGO for 3G and excess radio frequency.

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

The greatest benefits of the use of the optical fiber technology are the higher network stability and assurance, greater voice and data traffic capacity and the higher transmission rates that we can now provide to our customers, all of which are essential features to support the increasing telecommunication services demands in the region. In addition to these perspectives, we contribute to reduce social disparities, offering the same technology to our customers, as well as content residing locally in our data centers, making no difference to the technical architecture built in a big metropolitan centers.

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

In relation to the use of such RF, we no longer have subscribers of analog technology. However, our analog networks were still used by STFC concessionaires to provide services to subscribers in rural areas of the country, through a service called RuralCel.

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

In December 2019, Anatel approved the new Telecommunication Services Quality Regulation, (“RQUAL”) based on a reactive regulation. In this new model, quality is measured on the basis of three main indicators – a Service Quality Index, a Perceived Quality Index and a User Complaints Index – and operators are classified into five categories (A to E). Based on this regulation, Anatel will be able to take measures according to specific cases, such as consumer compensation, the adoption of an action plan or the adoption of precautionary measures to ensure quality standard improvements.

At the end of November 2021, after a joint work by Anatel, operators and the Quality Assurance Support Authority to define the objectives, criteria and reference values of indicators, , Anatel’s Board of Directors formalized the reference documents that anchor this regulation (the Operational Manual and the Reference Values) and stipulated that these documents would come into effect on March 1, 2022. Anatel also disclosed the official indexes, and the quality seal (inducing competition for quality) at the beginning of 2023, considering the results of the new monitored indicators in the second semester of 2022. Until then, Anatel will continue to monitor the old indicators that maintain similarity to the new ones established in the new RQUAL. Meanwhile, adjustments in criteria and reference values can be done by Anatel.

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

In accordance with our Code of Ethics, we seek to comply with all applicable laws. The Code of Ethics is available on our website: https://ri.tim.com.br/

Company’s activities relating to Iran, Syria, Cuba and North Korea

The Company is not, to its knowledge, engaged in any activities, transactions or dealings with the Government of North Korea, Iran, Syria and Cuba, or the Designated Countries.

The activities, transactions or dealings TIM had in the year ended December 31, 2021 in its knowledge, related in any way to Designated Countries are roaming agreements for the provision of telecommunication services, which allow our mobile customers to use their mobile devices on a network outside their home network, or Roaming Agreements. In our view, the amounts related to these operations, detailed below, are immaterial in our business. The Company does not have any agreement with providers from North Korea.

Roaming Agreements with the following local mobile phone operators:

•	MTN Irancell, in Iran;
•	MCI Iran Telecom, in Iran;
•	Etecsa (also known as Cubacel), in Cuba; and
•	Syriatel Mobile Telecom SA and MTN Syria, in Syria.

The impact on our consolidated income statement arising from Roaming Agreements with networks of the Designated Countries is detailed as follows:

	Year ended December 31, 2021
	Revenues	Charges
	(thousands of reais)
North Korea	—	—
Iran	0,4	0,4
Cuba	0,3	7,9
Syria	0,3	9,4
Total	1,1	17,7

Telecom Italia activities relating to Designated Countries

The information in this section is based solely on information provided to us by our parent Telecom Italia for purposes of complying with our obligations under Section 13(r) of the Exchange Act.

Telecom Italia informs us that the activities, transactions or dealings it and its consolidated subsidiaries had in the year ended December 31, 2021 that, to its knowledge, relate to Designated Countries are (1) Roaming Agreements, (2) international telecommunications services agreements with international carriers, which cover delivery of traffic, or International Carrier Agreements, and (3) commercial sale and other agreements, or Commercial Sale and Other Agreements.

Telecom Italia informs us that the only activities that it and its consolidated subsidiaries had in the year ended December 31, 2021 that, to its knowledge, relate in any way to the Designated Countries are:

Roaming Agreements

Its Roaming Agreements are with the following local mobile phone operators:

•	North Korea: none;
•	Iran: TCI, KFZO-TKC (former Payam Kish), Gostaresh Ertebatat Taliya PJS (former Taliya), Rightel Communication, Irancell (MTN), Mobile Company of Iran (MCI), Telecommunication Company of Iran, and Telecommunication Infrastructure CO;
•	Cuba: ETECSA, ETEC-Empresa de Telecomunicacione, and Cuba Cell.
•	Syria: MTN Syria (former Spacetel Syria and former Areeba), Syrian Telecommunication, and Syriatel Mobile Telecom SA (Syriatel).

	Year ended December 31, 2021
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	—	—	—	—
Iran	2	7	555	385
Cuba	2	76	0	46
Syria	1	3	52	117
Total	5	86	607	548

The amounts of revenues, charges, receivables and payables are considered de minimis by Telecom Italia’s compared to its consolidated revenues, operating expenses, trade receivables and trade payables, respectively.

International Carrier Agreements

Telecom Italia’s subsidiary Telecom Italia Sparkle S.p.A., or TI Sparkle, directly and through its subsidiaries, has agreements with ETEC-Empresa de Telecomunicacione in Cuba, and Syrian Telecommunication in Syria.

The purpose of these International Carrier Agreements is to allow the uninterrupted exchange of international traffic. Consequently, Telecom Italia intend to continue maintaining these agreements.

	Year ended December 31, 2021
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	—	—	—	—
Iran	—	—	—	—
Cuba	947	3,888	134	578
Syria	1	419	13,006	13,901
Total	948	4,307	13,140	14,479

The amounts of revenues, charges, receivables and payables are considered de minimis by Telecom Italia’s compared to its consolidated revenues, operating expenses, trade receivables and trade payables, respectively.

Commercial Sale and Other Agreements

TI Sparkle provides institutional access to Internet to Syria by means of Seabone IP ports and data transmission capacity through international cable systems located outside the Syrian territory. TI Sparkle also offers Internet Access services to Iran and Cuba through its international IP backbone system Seabone.

	Year ended December 31, 2021
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	—	—	—	—
Iran	947	281	947	191
Cuba	3,094	—	292	—
Syria	194	—	3,393	—
Total	4,235	281	4,632	191

The amounts of revenues, charges, receivables and payables are considered de minimis by Telecom Italia’s compared to its consolidated revenues, operating expenses, trade receivables and trade payables, respectively.

C.       Organizational Structure

We are part of the Telecom Italia Group, which is engaged in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector. The operating segments of the Telecom Italia Group are organized according to the respective geographical location of the telecommunications business (Domestic—Italy and Brazil). We are currently held, directly and indirectly, by Telecom Italia, which as of December 31, 2021 held 66.59% of our shares. In turn, the single largest shareholder of Telecom Italia is Vivendi, which holds, directly, a stake of approximately 23.7% of ordinary share capital. In 2019, Telecom Italia delisted all its U.S. listed securities and deregistered from the SEC, having filed Form 15F on July 9, 2019. Substantially all assets previously held by TIM Participações consisted of the shares of the Company (known, until its corporate name change in September 2017, as Intelig, and into which TIM Celular was merged in October 2018 in connection with the Reorganization, as set forth in more detail below) (incorporated in the Federative Republic of Brazil and headquarters located in the State of Rio de Janeiro).

On July 25, 2017, the TIM Participações S.A.’s Board of Directors approved the Reorganization, under which TIM Celular was to be merged into the Company. In connection with the Reorganization, Intelig was transformed by corporate act into a closely held joint stock company and its corporate name was changed to TIM S.A. On October 31, 2018, the Reorganization was concluded and the merger of TIM Celular into the Company was completed, transferring all of TIM Celular’s operations to TIM S.A., and with the Company succeeding to all of TIM Celular’s assets, rights and liabilities. The Reorganization had the objective of capturing operational and financial synergies, through the implementation of a more efficient process structure, as well as accounting and internal control systems. This final step of the Reorganization resulted in efficiencies including: (i) tax efficiencies related to the termination of intercompany transactions; (ii) the creation of one company with combined services (fixed and mobile services) potentially resulting in a more efficient and swift response to the market’s needs, through the development of new services and integrated offers, and enabling a better strategic positioning and competitiveness as well as a better customer experience; (iii) optimization of resources and systems; and (iv) the recording by TIM Participações of an approximately R$952 million tax credit. The minutes of the Reorganization were filed with and approved by the Board of Trade of the State of São Paulo (Junta Comercial do Estado de São Paulo, or “JUCESP”), in December 2018.

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

On November 16, 2021, IHS acquired a 51% equity interest from us in FiberCo. As a result of the transaction, FiberCo ceased to be our wholly owned subsidiary. We now hold 49% of FiberCo’s share capital and IHS holds the remaining 51%. With the completion of the acquisition, FiberCo changed its corporate name to I-Systems. For more details on this transaction, see “Item 4. Information on the Company—A. History and Development of the Company—2021 Important Events—Completion of the transaction between IHS and I-System."

The following chart illustrates our current ownership structure:

D.       Property, Plant and Equipment

Our principal properties consist of radio frequencies, transmission equipment, switching exchanges and gateway equipment, which connect calls to and from customers and enables data traffic connections, and radio base stations, which comprise certain signal transmission and reception equipment covering a defined area. At our radio base station, we have also installed antennas and certain equipment to connect these antennas with our switching equipment. As of December 31, 2021, we had more than 58 thousand eNodeB, more than 20 thousand NodeB, more than 15 thousand BTS and more than 112 thousand kilometers in fiber optic networks. We generally lease or buy the sites where our mobile telecommunications network equipment is installed. Over the course of financial year 2021, we had leased approximately 77,105 square meters of real property, all of which was available for office space. We also lease approximately 29,001 square meters of stores operated by us. There are no material encumbrances that may affect our utilization of our property or equipment. All of our property and equipment is owned or leased domestically; we do not own or lease any property or equipment outside Brazil.

TIM’s strategic plan for the 2022-2024 period, or the Industrial Plan 2022-2024, forecasts Company’s capital expenditures of R$14.0 billion, considering the combination with the UPI Oi Mobile Assets.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

A.       Operating Results

The following discussion of the Company’s financial condition and operating results should be read in conjunction with the Company’s audited financial statements as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021 included in this annual report that have been prepared in accordance with IFRS, issued by IASB, as well as with the information presented under “Item 3. Key Information—A. Selected Financial Data.”

Brazilian Political and Economic Overview

Similar to 2020, 2021 continued to be significantly impacted by the COVID-19 pandemic Following the commencement of wide scale vaccination globally in late 2020, and with the advance of vaccination in Brazil throughout 2021, combined with the consequent easing of mobility restrictions, Brazil’s gross domestic product (GDP) grew by 4.5%, slightly offsetting the contraction of 4.1% in 2020. The trade balance closed 2021 with a surplus of U.S.$61 billion, representing a growth of 21.1% compared to 2020. Of note was the 38.2% increase in imports that more than offset the 34% increase in exports. Inflation, measured by the IPCA, reached 10.06%, its highest annual rate since 2016, exceeding the midpoint of the target set by Central Bank, which was 3.75% for the year. The performance is explained by the impacts of the growth of foods and beverages prices, driven by the strong demand for these products, the rise of dollar and the prices of commodities in the international market. The SELIC, or basic interest rate, It was lowered progressively to 2.00% on August 5, 2020 before increasing again and reaching 11.75% as of the date of this annual report. This movement is explained by stimulus measures being undertaken to prompt an economic recovery following lock-down measures implemented by the government in response to the COVID-19 pandemic and a temporary high inflation impact expectation. The Brazilian government and Central Bank have taken and will likely continue to take actions to change or adjust economic policies as a reaction to turmoil in the financial markets and increased volatility caused by the COVID-19 outbreak.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—We may be impacted by volatility in the global financial markets”.

In regard to foreign exchange, the Brazilian real depreciated 7.4% compared to the U.S. dollar in 2021. During the year, the exchange rate fluctuated due to uncertainties caused by the increased fiscal risk resulting from the sharp spike in public spending resulting from the pandemic and the stagnation of tax and administrative reforms. During the first part of 2022, the real appreciated as compared to the U.S. dollar. As of April 13, 2022, the exchange rate for U.S. dollars as reported by the Central Bank was R$4.68 per U.S.$1.00, due to the expectations regarding the impact of overall market declines and continued volatility arising from the COVID-19 pandemic, among other factors.

Impact of Inflation on Our Results of Operations

Inflation directly impacts our results of operations as certain of our assets and liabilities are subject to monetary adjustments by reference to indexes that measure or that are impacted by inflation such as IPCA, IGPM, TJLP, and SELIC. In 2021, the net impact of inflation adjustments was a loss of R$39 million, compared to a loss of R$44 million in 2020. The net loss in 2021 can be explained by losses arising from inflation adjustments on loans, which was partially offset by gains arising from restatements of taxes. Our net loss in 2020 can be explained by losses arising from provisions for aggregate contingent amount of outstanding civil, labor and tax claims pending against us, which was partially offset by gains arising from restatements of taxes.

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

The discount rate used in a sale and leaseback transaction is determined based on observable market transactions where the lessee would have to pay on a similar lease or borrowing arrangement contract or loan. As mentioned in Note 16 to our financial statements, discount rates applied by management in the transactions carried out during the year were decisive for the calculation of the portion of the gain recorded through profit and loss, as well as the portion of deferred gain and amortized over the lease term.

On January 1, 2019, the Company adopted IFRS 16 / CPC 06 (R2), a new accounting standard issued in July 2014, came into force. The standard requires that lessees recognize the assets and liabilities arising from lease agreements (“rent”; leases), except for short-term contracts, that is 12 months or less, or contracts in which the underlying asset is of low value. In this sense, the first-time adoption of this standard resulted in the recognition of a right of use assets and correspondent lease liability of R$5,256 million as of January 1, 2019.

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

By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. The estimates and assumptions that present significant risk with probability to cause relevant adjustments in the book values of assets and liabilities for the next fiscal years are shown below. We also describe our significant accounting policies, including the ones discussed below, in Note 2 to our financial statements.

Impairment loss on non-financial assets and investments in associated companies

Impairment losses occur when book value of an asset or cash generating unit exceeds its recoverable value, which is the highest of fair value less selling costs and value in use. Calculation of fair value less selling costs is based on information available on similar assets’ selling transactions or market prices less additional costs to dispose of the asset. The calculation of value in use is based on the discounted cash flow model.

Any reorganization activities with which the Company is not committed to on the reporting date of the presentation of financial statements or significant future investments that could improve the asset base of the cash generating unit under test are excluded for impairment testing purposes.

The main non-financial assets for which this assessment was made are goodwill recorded by the Company (see Notes 3(a) and 14 to our financial statements) and its tangible and intangible assets.

Net investments in associated companies are valued after applying the equity method to determine whether there is any objective evidence of impairment. The recoverable amount of an investment in an associated company must be determined for each investment, unless the associated company does not generate cash inflows on an ongoing basis that are largely independent of those generated by the entity’s other assets. The investment in an associated company was valued as described in Note 13 to our financial statements).

Income Tax and Social Contribution (Current and Deferred)

Income tax and social contribution (current and deferred) are calculated according to interpretations of current legislation and IAS 12. This process typically involves complex estimates to determine taxable income and temporary differences. In particular, the deferred assets on tax losses, negative basis of social contribution and temporary differences is recognized in proportion to the probability that future taxable income is available and can be used. The measurement of the recoverability of deferred income tax on tax losses, negative basis of social contribution and temporary differences takes the history of taxable income into account, as well as the estimate of future taxable income (see Note 3(b) to our financial statements).

Provision for Legal and Administrative Proceedings

The legal and administrative proceedings are analyzed by management along with our legal advisors (internal and external). The Company considers factors in its analysis such as hierarchy of laws, precedents available, recent court judgments, their relevance in the legal system and payment history. These assessments involve management’s judgment (see Note 3(c) to our financial statements).

Fair Value of Derivatives and Other Financial Instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived from market (see Notes 3 and 37 to our financial statements).

Unbilled Revenues

Since some cut-off dates for billing occur at intermediate dates throughout each month, as at the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on estimates that take into consideration historical consumption data, number of days elapsed since the last billing date, among others (see Notes 3 and 27 to our financial statements).

Leases

The Company has a significant number of lease contracts in which it acts a lessee (note 16), and with the adoption of the accounting standard IFRS 16, certain judgments were exercised by Company’s management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the period covered by options to extend the contract term, when the exercise depends only from the Company, and this exercise is reasonably certain; and (ii) using certain assumptions to calculate the discount rate.

The Company is not able to readily determine the interest rate implicit on the lease and, therefore, considers its incremental rate on loans to measure lease liabilities. Incremental rate on the lessee’s loan is the interest rate that the lessee would have to pay when borrowing, for a similar term and with a similar guarantee, the resources necessary to obtain the asset with a value similar to the right of use asset in a similar economic environment. The Company estimates the incremental rate using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of debt) in this estimate.

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

The following table shows certain components of our statement of income for each year in the three-year period ended December 31, 2021, as well as the percentage change from year to year.

	Year ended December 31,			Percentage change
	2021	2020	2019	2021 - 2020	2020 - 2019
	(in thousands of reais)
Revenue	18,058,027	17,267,812	17,377,194	4.6	(0.6)
Cost of services provided and goods sold	(8,443,023)	(7,996,615)	(7,433,731)	5.6	7.6
Gross income	9,615,004	9,271,197	9,943,463	3.7	(6.8)
Operating income (expenses):
Selling expenses	(4,621,788)	(4,443,027)	(4,986,289)	4.0	(10.9)
General and administrative expenses	(1,723,384)	(1,673,290)	(1,717,859)	3.0	(2.6)
Other income (expenses), net	497,771	(351,854)	1,275,542	N.A.	N.A.
Share of loss of an associate	(11,572)	–	–	N.A.	N.A.
Operating income (expenses)	(5,858,973)	(6,468,171)	(5,428,606)	(9.4)	19.1
Profit before financial income and expenses	3,756,031	2,803,026	4,514,857	34.0	(37.9)
Financial income (expenses):
Financial income	1,091,748	438,598	1,430,171	148.9	(69.3)
Financial expenses	(1,745,213)	(1,242,255)	(1,408,053)	40.5	(11.8)
Foreign exchange variations	659	(6,965)	(908)	N.A.	N.A.
Financial income (expenses)	(652,806)	(810,622)	21,210	N.A.	N.A.
Profit before income tax and social contribution	3,103,225	1,992,404	4,536,067	55.8	(56.1)
Income tax and social contribution	(146,051)	(164,150)	(913,940)	N.A.	N.A.
Profit for the year	2,957,174	1,828,254	3,622,127	61.7	(49.5)

Results of Operations for the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

Revenues

Our revenues consisted of:

•	Mobile and Fixed Services: (i) local and long distance voice, (ii) data and content (Value-Added Services), (iii) interconnection, and (iv) other services.
•	Goods Sold: telephones, mini-modems, tablets and other equipment .

The composition of our operating revenues by category of service is presented in Note 27 to our financial statements and discussed below.

Our revenue for the year ended December 31, 2021 was R$18,058 million, an increase of 4.6% as compared to the year ended December 31, 2020. Mobile service revenue increased 4.7% for the year ended December 31, 2021 as compared to the year ended December 31, 2020, from R$15,610 million in the year ended December 31, 2020 to R$16,349 million in the year ended December 31, 2021. Landline service revenue increased by 8.8%, to R$1,147 million for the year ended December 31, 2021 from R$1,054 million for the year ended December 31, 2020. This performance was driven by: (i) Mobile Postpaid performance; (ii) Customer Platform Revenue; and (iii) TIM Live growth.

Our management understands that a breakdown of revenue, net of discounts and PIS and COFINS taxes, can be helpful in an analysis of our revenue dynamics. The details of our revenue, net of discounts and PIS and COFINS taxes, are presented below:

	Year ended December 31,		Percentage change
	2021	2020	2021 – 2020
	(in millions of reais)
Total revenue	18,058	17,268	4.6
Service revenue	17,497	16,665	5.0

	Year ended December 31,		Percentage change
	2021	2020	2021 – 2020
	(in millions of reais)
Service revenue – mobile	16,349	15,610	4.7
Client generated	14,843	14,351	3.4
Interconnection	533	528	0.9
Others	853	731	16.7
Service revenue – landline	1,147	1,054	8.8
Goods sold	561	603	(7.0)

Service Revenue

Service revenue for the year ended December 31, 2021 was R$17,497 million, an increase of 5.0% compared to R$16,665 million in the year ended December 31, 2020. Revenue from mobile services, or MSR, increased 4.7% to R$16,349 million for the year ended December 31, 2021, from R$15,610 million for the year ended December 31, 2020, reflecting the Company’s strategy to monetize its customer base through two pillars: (i) offer differentiation; and (ii) migration of the customer base to higher-value plans.

As disclosed above, client generated revenues, or CGR, increased by 3.4%, from R$14,351 million for the year ended December 31, 2020 to R$14,843 million for the year ended December 31, 2021. This was driven by the same factors that impacted MSR.

Interconnection revenue increased 0.9%, to R$533 million for the year ended December 31, 2021 from R$528 million for the year ended December 31, 2020. The result was impacted by a higher rate of Mobile Termination Revenue, or MTR, of 7.2% YoY, and an decrease in incoming traffic by 9.9% YoY. After successive cuts to MTR, the foreseen Anatel’s increase was applied in February 2021. The incidence of MTR represents 2.5% of service revenues in the year.

Others revenue increased 16.7% YoY, to R$853 million for the year ended December 31, 2021 from R$731 million for the year ended December 31, 2020 the higher revenue from network sharing. It should be noted that the capacity exchange and sharing are key for the Company’s strategy to expand the fiber optic transport infrastructure (backbone and backhaul), allocating resources (Capex and Opex) more efficiently.

Mobile ARPU was R$26.4 for the year ended December 31, 2021, an increase of 5.9% as compared to the year ended December 31, 2020. The result reflects the Company’s strategy to monetize its customer base through two pillars: (i) offer differentiation; and (ii) migration of the customer base to higher-value plans. The segments’ ARPU, which excludes other mobile revenues and Customer Platform, increased by 2.5% YoY in prepaid (R$12.9) and by 1.7% YoY in postpaid (ex-M2M) (R$46.4). We understand this is a relevant profitability metric that allows comparability with other peers in the telecommunication sector, calculated by dividing mobile services revenues by the average monthly customer base.

Service revenue – landline increased 8.8% to R$1,147 million for the year ended December 31, 2021 from R$1,054 million the year ended December 31, 2020, mainly due to the growth in TIM Live by 14.7% YoY.

Revenue from goods sold decreased 7.0%, from R$603 million for the year ended December 31, 2020 to R$561 million for the year ended December 31, 2021, reflecting a more challenging macroeconomic scenario in the year and supply issues on some equipment during the third quarter.

Cost of services provided and goods sold and Operating Expenses

Cost of services provided and goods sold and operating expenses (comprise of selling, general and administrative expenses) decreased 4.8% for the year ended December 31, 2021 as compared to the year ended December 31, 2020.

The following table shows the components of costs of services provided, goods sold and operating expenses (comprised of selling, general and administrative expenses) for each of the years indicated.

Statement of Income Data: Operating Costs and Expenses

	Year ended December 31,		Percentage change
	2021	2020	2021 – 2020
	(in millions of reais)
Personnel	(1,126)	(1,012)	11.3
Third-party services	(2,992)	(2,870)	4.3
Interconnection and means of connection	(1,840)	(1,673)	10.0
Depreciation and amortization	(5,692)	(5,527)	3.0
Taxes, fees and contributions	(842)	(814)	3.4
Rent and insurance	(492)	(440)	11.8
Cost of goods sold	(731)	(756)	(3.3)
Publicity and advertising	(460)	(377)	22.0
Expected credit losses of trade accounts receivable	(545)	(553)	(1.4)
Others	(68)	(91)	(25.3)
Total	(14,788)	(14,113)	4.8

Personnel

Personnel costs and expenses increased by 11.3% in the year ended December 31, 2021 as compared to the year ended December 31, 2020, to R$1,126 million from R$1,012 million, respectively. This increase can be explained by (i) inflation as compared to the previous year, which increased wages and benefits since most of our employees’ wage and salary increases are generally tied to inflation rates. In 2021, we also had a bigger salary allowance than last year, in order to re-adjust employees’ salaries by the accumulated inflation rate; (ii) a lower number of average employees (a decrease of 2.6% in the year ended December 31, 2021 as compared to the year ended December 31, 2020); (iii) a non-recurring cost resulting from the COVID-19 pandemic, by which the Brazilian government approved some temporary laws for maintaining jobs, which reduced some of our labor costs, such as social charges, salaries and some benefits for the most economically impacted areas (at TIM, these measures were applied basically for people who worked at stores and those who were classified as COVID-19 at-risk groups and couldn’t work from home) in the year ended December 31, 2020.

Third-Party Services

Third-party services costs and expenses increased 4.3%, to R$2,992 million in the year ended December 31, 2021 as compared to R$2,870 million in the year ended December 31, 2020, mainly due to the increase in prepaid sales and the related commissioning expenses, as well as reduced expenses related to physical billing, given the advance in the digitalization of this process.

Interconnection and Means of Connection

Our costs for interconnection and means of connection increased 10.0%, to R$1,840 million in the year ended December 31, 2021 as compared to R$1,673 million in the year ended December 31, 2020. This performance was boosted mainly due to a higher mobile termination rate (MTR) at the beginning of the year.

Depreciation and Amortization

Depreciation and amortization costs and expenses increased 3.0% in the year ended December 31, 2021 as compared to the year ended December 31, 2020, to R$5,692 million from R$5,527 million, respectively. This increase is mostly explained by an increase in Depreciation of 4G Transmission Equipment and right of use, related to a larger Fixed Asset base from lease agreements.

Taxes, Fees and Contributions

Taxes, fees and contributions costs and expenses increased 3.4% in the year ended December 31, 2021, to R$842 million from R$814 million in the year ended December 31, 2020. For further information, see “Item 4. Information on the Company—B. Business Overview—Taxes on Telecommunications Goods and Services.”

Rent and Insurance

Rent and insurance costs and expenses increased 11.8% to R$492 million in the year ended December 31, 2021 from R$440 million in the year ended December 31, 2020. This increase is mainly related to the impact from the trademark license agreement (which is classified as a rent contract under IFRS) entered into in the year ended December 31, 2020 regarding the right to use the “TIM” brand.

Costs of Goods Sold

Our cost of goods sold decreased 3.3%, from R$756 million in the year ended December 31, 2020 to R$731 million in the year ended December 31, 2021. This decrease reflects the efficiency on cost control execution, despite the country’s higher inflation

Publicity and Advertising

Publicity and advertising expenses increased 22.0% in the year ended December 31, 2021 as compared to the year ended December 31, 2020, to R$460 million from R$377 million, respectively, mainly affected by the return of more frequent advertising campaigns and higher expenses with sales commissions.

Expected credit losses of trade accounts receivable

Expected credit losses of trade accounts receivable, decreased 1.4%, to R$544 million in the year ended December 31, 2021 as compared to R$553 million the year ended December 31, 2020, reflecting the continuous efforts to enhance customer acquisition through more robust credit models and policies, as well as higher efficiency in collection and recovery.

Others

Other costs and expenses decreased 25.3% in the year ended December 31, 2021, as compared to the year ended December 31, 2020. For the year ended December 31, 2021, those other costs amounted to R$68 million, compared to R$91 million for the year ended December 31, 2020.

Other Income (Expenses), Net

Other income (expenses), net, changed to an income of R$498 million in the year ended December 31, 2021 from an expense of R$352 million in the year ended December 31, 2020. This change was mainly due to the gain from the sale of 51% of our equity interest in I-Systems (formerly FiberCo) to IHS, in the amount of R$2,709 million, which is composed of the (secondary) cash paid to TIM S.A. and the fair value of the minority interest of 49% that remained with TIM S.A.

Profit for the year

The following table shows our net income, as well as the percentage change, for each of the periods indicated:

	Year ended December 31,		Percentage change
	2021	2020	2021 – 2020
	(in millions of reais)
Profit before financial income (expenses) and income taxes	3,756	2,803	34
Financial income (expenses)	(653)	(811)	19
Income tax and social contribution	(146)	(164)	11

	Year ended December 31,		Percentage change
	2021	2020	2021 – 2020
	(in millions of reais)
Profit for the year	2,957	1,828	62

Financial Income (Expenses)

In the year ended December 31, 2021, financial expenses was R$653 million, as compared to the R$811 million in the year ended December 31, 2020, this decrease is mainly explained by a lower volume of interest on financing, that exceeded the lower revenue from interest on financial investments. The last two accounts have declined on an annual comparison as a result of a lower SELIC rate.

Income and Social Tax Contribution

Income tax and social contribution expenses totaled R$146 million in the year ended December 31, 2021, compared to an expense of R$164 million in the year ended December 31, 2020. In 2021, although it was recognized a R$509 million expense of IRPJ and CSLL due to the sale of 51% of FiberCo's share capital in favor of IHS, TIM also registered (i) R$535 million of IRPJ and CSLL credits related to the STF decision that the IRPJ and CSLL are not levied on SELIC interest on the refund of overpaid taxes; and (ii) a positive impact of R$87 million arising from the write-off of assets and reversal of the provision for income tax and social contribution, set up in 2009, due to the partial success in an administrative proceeding related to the merger of the company TIM Nordeste by TIM Celular. Therefore, despite our earnings before income and social contribution taxes was higher than previous year, Income and Social Contribution taxes expenses was lower than 2020. Important to mention that due to FiberCo transaction it was also recognized a positive impact of R$336 million of deferred taxes on goodwill. Nonetheless, such amount was registered as a reduction of the transaction cost, above EBITDA, not as an income and social contribution expense.

Profit for the Year

As a consequence of the explanations above, our profit for the year ended December 31, 2021 was R$2,957 million, representing an increase of 61.7% from our profit of R$1,828 million for the year ended December 31, 2020.

Results of Operations for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

Revenues

Our revenues consisted of:

•	Mobile and Landline: (i) local and long distance voice, (ii) data and content (Value-Added Services), (iii) interconnection, and (iv) other services.
•	Goods sold: sale of handsets and accessories.

The composition of our operating revenues by category of service is presented in Note 27 to our financial statements and discussed below.

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

Interconnection and Means of Connection

Our costs for interconnection and means of connection increased 17.8%, to R$1,673 million in the year ended December 31, 2020 as compared to R$1,420 million in the year ended December 31, 2019. This performance was boosted by a higher mobile termination rate as from February 2020 and increased Network costs, due to the increase of rental and infrastructure sharing and maintenance expenses.

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

B.       Liquidity and Capital Resources

In April 2021 we entered into two new transactions with the objective of strengthening our cash position renewing debts that would expire in 2021 and beginning of 2022 totaling R$1,072 million – R$500 million with Banco BNP Paribas and R$572 million with the Bank of The Nova Scotia, with an average cost of CDI + 1.06%. In June 2021, the Company made the second issue of debentures, carried out pursuant to CVM Instruction No. 476, in the amount of R$1,600 million with cdi+0.95% per year post hedge cost and 7-year term. The issue is a sustainability-linked title, framed in law 12.4131 and aims to finance the Company capex from 2020 to 2023. In November 2021, we disbursed the FINAME line with BNDES in the amount of R$390 million, with cost of 97% of the CDI post hedge and a 10 years term. We also entered into a credit agreement with Banco do Nordeste do Brasil S.A. as lender and TIM S.A., as borrower, in the principal amount of R$752 million, secured by a bank guarantee and receivables. The agreement has a total term of eight years, with three years of grace period and five years of amortization period, to subsidize our capital expenditures plan for three years (2020-2022) in the northeastern region of Brazil.

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

The cost of our debts has been increasing in terms of CDI, due to macroeconomic changes in Brazil, in particular the hike of the Brazil’s base interest rate.

As of December 31, 2021, we have sufficient working capital and other undrawn financing facilities to service our operating activities and ongoing investments.

Sources of Funds

Cash from operations

Our cash flows from operating activities was R$10,078 million in the year ended December 31, 2021 compared to R$8,674 million in the year ended December 31, 2020, an increase of 16.2% mainly explained by the initiatives related to cost and expense reduction. It is important to note that in the first quarter of 2020, the FISTEL payment was postponed (about R$509 million) – usually due in March – to August 31, 2020. In the third quarter of 2020, the Company paid nearly R$300 million related to taxes in connection with Condecine and CFRP, negatively impacting Change in Working Capital and Cash Flow for such quarter. The remaining FISTEL amount is still suspended, without a defined payment date. Therefore, the main reasons for the improvement in Change in Working Capital (excluding the previously mentioned non-cash effects related to PIS and COFINS credits), in addition to the suspension of FISTEL payment, relates to an amount substantially less negative in Accounts Receivable, due to a significant improvement in the collection line in 2020, in addition to lower disbursements with legal and administrative proceedings.

We had other significant variations in our operational assets and liabilities, which affected our cash from operations. The main variations of assets and liabilities were:

Positives

•	Suppliers increased R$153.4 million in the year ended December 31, 2021, compared to a decrease of R$819.0 million in the year ended December 31, 2020.
•	Taxes, charges and contributions payable increased R$366.6 million in the year ended December 31, 2021, compared to a decrease of R$320.7 million in the year ended December 31, 2020.

Negatives

•	Authorizations payable decreased R$8.6 million in the year ended December 31, 2021, compared to R$10.9 million in the year ended December 31, 2020.
•	Prepaid expenses decreased R$135.0 million in the year ended December 31, 2021, compared to an increase of R$20.9 million in the year ended December 31, 2020.
•	Trade accounts receivable increased R$583.3 million in the year ended December 31, 2021, compared to R$390.1 million in the year ended December 31, 2020.

Financial Contracts

We and our subsidiaries are party to the financial contracts described below, each to be used for purposes of the development of our business, generally, unless otherwise expressly provided herein. With respect to loans denominated in currencies other than reais, we enter into currency swaps to hedge against exchange rate fluctuations. In the case of loans linked to the IPCA we enter into rate swaps to hedge against inflation variations.

As set forth below and as each agreement is described further in the following paragraph, in 2021, the Company obtained new loans totaling R$2.7 billion. The Company requested disbursement of only R$390 million of the available credit agreements and there were no other disbursements of existing credit agreements made in previous years.

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

As mentioned above, our principal financing agreements are:

•	Loan Agreement, dated as of December 23, 2015, between Finnish Export Credit as lender, KfW IPEX as facility agent, TIM Celular (which has been merged into the Company in connection with the Reorganization), as borrower and TIM Participações as guarantor, in the principal amount of U.S.$150 million. The new Loan Agreement is divided in three tranches of up to U.S.$50 million to be disbursed in 2016, 2017 and 2018. On April 20, 2016, the first tranche of U.S.$45 million was disbursed and it has an average cost of 79% of the CDI after hedging. The second tranche of U.S.$48 million was disbursed on April 20, 2017 and it has an average cost of 81.5% after hedging and the third tranche of U.S.$40 million was disbursed on September 17, 2018 and it has an average cost of 92.59% after hedging. On August 24, 2018, we requested the partial cancellation of U.S.$5.1 million (or U.S.$11.1 million if considered the regular reductions of total amount thereunder). As of December 31, 2021, the total outstanding amount under this credit agreement, converted from U.S. dollars and including accrued interest, was R$278.2 million and there will be no more disbursements. The agreements mature on January 2, 2024, December 31, 2024 and December 30, 2025, respectively.
•	Credit Agreement, dated March 20, 2019, between Agência Especial de Financiamento Industrial S.A., or FINAME, an entity within the BNDES system, as lender and TIM S.A. as borrower, in the principal amount of R$390 million for exclusive use in the acquisition of new machines, equipment, industrial systems, components and automation and computing goods of national manufacture, accredited by the Computerized Supplier Accreditation (Credenciamento de Fornecedor Informatizado), or CFI, of the BNDES system. The new agreement replaces one of the sub-credits (Credit Line B) of the existing 2018 BNDES Facility with better interest rate and maturity conditions: a fixed interest rate up to 1.44% plus the TLP and maturity up to 10 years. There were no additional costs to sign this loan and was fully disbursed on November 21. As of December 31, 2021, the total outstanding amount under this credit agreement was R$396.3 million.
•	Credit Agreement, dated as of January 31, 2020, between Banco do Nordeste do Brasil S.A. as lender and TIM S.A., as borrower, in the principal amount of R$752.5 million, secured by a bank guarantee and receivables. The agreement has a total term of eight years, with three years of grace period and five years of amortization period, with the use of proceeds for our capital expenditures plan for the next three years (2020-2022) in the northeastern region of Brazil pursuant to certain standard FINAME requirements, as described in the agreement. The credit line is divided in two tranches: (i) a R$325 million tranche at IPCA plus 1.44% per year or IPCA plus 1.22%, considering a 15% compliance bonus; and (ii) a R$427 million tranche at IPCA plus 1.76% per year or IPCA plus 1.48%, considering a 15% compliance bonus. Disbursement in tranches is anticipated to occur in 2022.
•	Credit Agreement, dated as of May 22, 2020, between BNP Paribas, as lender and TIM S.A., as borrower, in the principal amount of R$426 million denominated in U.S. dollars and a term of one and a half year, bearing a cost of 155.0% of the CDI after hedging. The Credit Agreement provides for the issuance of a promissory note by TIM S.A. in an amount in reais equivalent to U.S.$76 million and, in connection with the required hedging, the execution of a Swap Agreement, dated as of May 22, 2020, between BNP Paribas, as lender, and TIM S.A., as borrower. Disbursement occurred on June 15, 2020. As of December 31, 2021, the total outstanding amount under this credit agreement was R$428.8 million.

•	Credit Agreement, dated as of April 1, 2021, between BNP Paribas as lender and TIM S.A. as borrower, with cost post hedge of CDI + 1.07% per year, with a principal amount of U.S.$87.7 million and term of 2.8 years. Disbursement occurred on April 8, 2021. As of December 31, 2021, the total outstanding amount under this credit agreement was R$515.2 million.
•	Credit Agreement, dated as of April 1, 2021, between The Bank of Nova Scotia as lender and TIM S.A. as borrower, with cost post hedge of CDI + 1.05% per year, with a principal amount of U.S.$100 million and term of 3 years. Disbursement occurred in April 22, 2021. As of December 31, 2021, the total outstanding amount under this credit agreement was R$559.7 million.
•	Deed of Indenture for the Issuance of Simple Unsubordinated Debentures, with Additional Personal Guarantee, Not Convertible into Shares, in a Single Series, for Public Placement with Limited Efforts of the Second Issuance of TIM S.A. (“Instrumento Particular de Escritura de Emissão de Debêntures Simples, da Espécie Quirografária com Garantia Adicional Fidejussória, não Conversíveis em Ações, em Série Única, para Distribuição Pública com Esforços Restritos da Segunda Emissão da Tim S.A.”), dated as of June 15, 2021, between TIM S.A., as issuer, Pentágono Distribuidora de Títulos e Valores Mobiliários S.A., as fiduciary agent. The total amount of the issuance was R$1,600,000,000 through the issuance of 1,600,000 debentures each with a nominal value of R$1,000 on the issuance date and in a single series. The debentures are non-convertible and unsubordinated with an additional personal guarantee. For all legal purposes, the issuance date is June 15, 2021 and the term of the debentures is of 7 years as from the issuance date, or June 16, 2028 and cost post hedge of CDI + 0,95% per year. As of December 31, 2021, the total outstanding amount under this credit agreement was R$1,667 billion. This issue is a sustainability-linked title, framed in Brazilian law 12.4131 and aims to finance the Company capex 2020-23.

See Note 20 to our financial statements for a further description of such financing agreements.

The following financial contracts were disclosed in our annual report filed on Form 20-F with the Securities and Exchange Commission on April 30, 2021, all of which have since matured and been repaid or have been prepaid by the Company:

•	Credit Agreement, dated January 31, 2020, between The Bank of Nova Scotia, TIM S.A. as borrower and TIM Participações as guarantor, in the principal amount of U.S.$87.5 million and a term of 1.5 years, bearing a cost of 108.70% of the CDI after hedging. The Credit Agreement provides for the issuance of a promissory note by TIM S.A. in an amount in reais equivalent to U.S.$87.5 million and, in connection with the required hedging, the execution of a Swap Agreement, dated as of January 31, 2020, between Scotiabank Brasil S.A. Banco Múltiplo, as lender, and TIM S.A., as borrower, and TIM Participações, as guarantor. Disbursement of the entire principal amount occurred on February 18, 2020.
•	Loan Agreement, dated February 7, 2020, between Bank of America Merrill Lynch and TIM S.A. as borrower, in the principal amount of €89.5 million and a term of 1.5 years, bearing a cost of 108.05% of the CDI after hedging. The Loan Agreement provides for the issuance of a promissory note by TIM S.A. in an amount in reais equivalent to €89.5 million and, in connection with the required hedging, the execution of a Swap Agreement, dated as of January 31, 2020 (with an effective date of February 18, 2020), between Bank of America Merrill Lynch Banco Múltiplo S.A., as lender, and TIM S.A., as borrower. Disbursement of the entire principal amount occurred on February 18, 2020.

There are no material restrictions on the ability of our subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances.

Uses of Funds

Our principal uses of funds during the three-year period ended December 31, 2021, were payment of dividends to our shareholders and loan repayments.

Material Capital Expenditures

Our capital expenditures in 2021, 2020 and 2019 related primarily to: (i) developing our fiber optic network, (ii) deployment and expansion of the capacity of our 3G and 4G networks, (iii) expanding network capacity, geographic coverage and digitalization, (iv) maintenance of our networks and IT systems, (v) of equipment purchases relating to our migration to PCS operations, and (vi) developing new operational and information technology systems.

The following table contains a breakdown of our investments in long-lived assets for the years ended December 31, 2021, 2020 and 2019:

Capital Expenditures Categories

	Year ended December 31,
	2021	2020	2019
	(in millions of reais)
Network	3,052	2,739.6	2,823.7
Information technology	724	828.4	775.0
Licenses	223	32.1	(82.1)
Other	323	291.1	336.4
Total capital expenditures	4,382	3,891.3	3,853.0

In 2021, Total Capex, including the 4G & 5G auction impacts of R$3,585, was R$7,966 million. See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures.”

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

The following table contains a breakdown of the dividends and interest on shareholders’ equity paid (net of income taxes) by us to our shareholders during the years ended December 31, 2021, 2020 and 2019:

Dividend Distribution

	Year ended December 31,
	2021	2020	2019
	(in millions of reais)
Dividends	—	—	—
Interest on shareholders’ equity (net of withholding tax)	1,047.5	920.5	846.1
Total distributions	1,047.5	920.5	846.1

On March 29, 2022, our shareholders voted to approve the distribution of R$1,047.5 million as interest on shareholders’ equity surpassing the minimum required by Brazilian Law, with respect to our 2021 results. The amounts indicated in the table above for 2020 and 2019 were approved at the annual general meeting in 2021 and 2020, respectively. The amount of withholding taxes was R$142 million. The amounts paid were R$487 million in 2021 and R$560 million in 2022.

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

Leverage

Management tracks the ratio of Net Debt to Adjusted EBITDA, which we refer to as the financial leverage index, in order to monitor the sustainability of our debt levels and our ability to take on additional debt. The ratio is a common credit analysis metric in the telecommunications industry and shows approximately how many years it would take to pay back our indebtedness, assuming no new debt is taken on, Adjusted EBITDA remains constant and all cash and cash equivalents may be used to repay debt. In addition, we believe that the ability to take on additional debt is a critical factor affecting success, as indebtedness may be required to make investments necessary to grow the Company’s business. We believe that our current financial leverage index, Net Debt to Adjusted EBITDA, reflects conservative leverage levels and the ability to incur additional debt if needed for extraordinary investment. Investors should be cautious in comparing our financial leverage index to that of other companies that report a similar ratio of debt to Adjusted EBITDA because Adjusted EBITDA in particular may be calculated differently from company to company, leading to financial leverage indexes that are not comparable. Accordingly, any such comparison may be misleading.

The following table sets forth our financial leverage index for the reported periods:

	2021	2020	2019
	(in millions of reais)
Total borrowing and derivatives (Notes 20 and 37)	3,398	1,879	1,987
Leasing – Liabilities (Note 16)	9,064	8,379	7,781
Leasing – Assets (Note 16)	(243)	(162)	(156)
Less: Cash and cash equivalents (Note 4)	(5,229)	(2,575)	(2,285)
FIC (Investment Fund) (Note 5)	(4,568)	(2,070)	(654)
Net debt (non-GAAP) (unaudited)	2,422	5,450	6,672
Adjusted EBITDA (non-GAAP) (unaudited) [1]	8,677	8,333	9,645
Financial leverage index (non-GAAP) (unaudited)	0,28	0.65	0.69

[1]	Recognized a non-recurring gain totaling R$782.2 million in the 3 month period ending December 31, 2021, from the sale of the control over the investment in the company I-Systems. As a result, the Adjusted EBITDA of December 31, 2021 is not comparable to the same of December 31, 2020 and 2019.

A reconciliation of our net income to Adjusted EBITDA, as well as a further explanation of the calculation of our financial leverage index, is also presented in Note 37 to our financial statements.

We believe that using Adjusted EBITDA as a non-GAAP measure is useful to management, investors and other users of our financial information in evaluating operating profitability on a more variable cost basis as they exclude the depreciation and amortization expense related primarily to capital expenditures and acquisitions that occurred in prior years, as well as in evaluating operating performance in relation to TIM’s competitors. Adjusted EBITDA is calculated by adding back financial income (expenses) (including foreign exchange variations), income tax and social contribution, depreciation and amortization costs and expenses and share of loss of an associate to profit for the year.

Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations as of December 31, 2021:

	Payments Due by Period as of December 31, 2021
	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
	(in millions of reais)
Total borrowings (post-hedge)(1)	538	1,267	196	1,396	3,398
Leases – IFRS 16(2)	1,174	2,193	1,284	2,384	7,035
Leasing (previous IAS 17 finance leases)	66	145	188	1,386	1,785
Total(3)	1,778	3,606	2,584	5,167	13,135

(1)	Considering the balances related to derivative financial instruments as of December 31, 2021.
(2)	Leases in which the Company, as the lessee, substantially holds all of the risks and benefits of ownership, are classified as financial leases, which are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interest related to the leases is taken to income as financial costs over the term of the contract.
(3)	Other than as set forth herein (see, for example, “Item 4. Information on the Company—B. Business Overview—Our Business”), we have no capital lease obligations, unconditional purchase obligations, or other long-term liabilities reflected on our balance sheet of our primary financial statements. Interest is not included in long-term debt since it is subject to variable interest.

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

•	Normal retirement pension;
•	Early retirement pension;
•	Disability pension;
•	Deferred proportional benefit; and
•	Death benefit.

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

As happened with the Termo de Relação Contratual Atípica (“TRCA Plan”), the Company, until December 31, 2010, had understood that it was responsible for liabilities of PAMEC participants (health care plan) related to the Company and its subsidiaries. Based on a new understanding of its internal and external lawyers, the Company has changed its position. As a result, the liabilities previously recorded were written off.

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

AES Telecom: Supplementary pension and pension plan's installment, administered by the CESP Foundation, which is the responsibility of the company, with a view to the acquisition of Eletropaulo Telecomunicações Ltda. (“AES Atimus”), succeeded by TIM Fiber SP LTDA, later incorporated into TIM Celular which was incorporated by the Company.

Medical care plan Fiber: Provision for maintenance of health plan as post-employment benefit to former employees of AES Atimus (as established in Law No. 9,656/98, articles 30 and 31), which was acquired and incorporated by TIM Celular and which was subsequently incorporated by the Company.

In 2021, contributions to the pension plans mentioned above totaled R$1.2 million, compared to R$1.3 million in 2020).

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

D.       Trend Information

COVID-19

The COVID-19 pandemic continued to have a significant impact throughout the 2021 financial year, and imposed tremendous challenges on society, public health and the economy. Amid increased vaccination, the emergence of new variants of the virus, escalating inflation, and rising interest rates, our business proved to be resilient in delivering solid results by late 2021.

In our view, the COVID-19 pandemic increased demand for connectivity and the telecommunications sector has taken advantage of it. As a result, we believe we can be considered a more resilient company, not only due to data consumption growth, but because we have been honing our market vision and execution capacity to create long-term value.

The extent to which the COVID-19 impacts our operations and our results will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and growth of the outbreak, new variants, new information, which may emerge concerning the severity of COVID-19 and the actions to contain the pandemic or treat its impact, among others. See “Risk Factors—Risk Relating to Our Business—We face various risks related to health epidemics and other outbreaks, which may have material adverse effects on our business, financial condition, results of operations and cash flows.”

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

Customer Base and Market Share

In the year ended December 31, 2021, our subscriber base increased 1.2% to 52.6 million customers, compared to 51.4 million customers in 2020, reinforcing the positive expansion of the base in the last quarter.

With respect to the composition of our customer base, the postpaid segment accounted for 43.9% of our total subscriber base in the year ended December 31, 2021, compared to 42.4% from a year ago, due to (i) customers’ migration from prepaid to postpaid (mainly via our Control plans), (ii) number portability (migration from one to another operator) and (iii) the stabilization of the churn rate. The prepaid segment represents 56.1% of our customer base at the end of 2021, compared to 57.6% in 2020, due to the disconnection of approximately 403,000 lines in the year, which reflected the deterioration of the economy.

Although no assurances can be given as to the size of our subscriber base and market share in the future, we intend to focus on maintaining and improving our strong position in the mobile and fixed telecommunications market in Brazil. Our strategies for doing so are outlined in more detail in “Item 4. Information on the Company—B. Business Overview—Our Strategy.”

Trends in Sales and Prices

We managed to maintain a good level of annual growth in service revenue and we will continue to monetize our customer base using the strategy of “more for more” and focus on the development of all of our business lines.

Among the initiatives put into place in 2021 that supported this performance, the following stand out the most; (i) the ongoing evolution of the volume-to-value approach, with continuous growth in ARPU, reduction in churn, and recovery of customer additions; (ii) the revival of the “Music” theme as part of our offer launches and a new brand positioning; (iii) the sound execution in our operation and broadband; (iv) the continuous advancement of our network and IT infrastructure; (v) the incessant pursuit of cost efficiency and investment efficiency; and (vi) the ongoing evolution of our customer platform strategy, materialized by yet another partnership forged in the distance-education segment, with the Ampli platform.

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

Monthly Average Revenue Per User (“ARPU”)

TIM’s monthly ARPU was R$26.4 in the year ended December 31, 2021, an increase of 5.9% when compared to a monthly ARPU of R$24.9 for the year ended December 31, 2020. The result reflects the Company’s strategy to monetize its customer base through two pillars: (i) offer differentiation; and (ii) migration of the customer base to higher-value plans. The segments’ ARPU, which excludes other mobile revenues and Customer Platform, increased by 2.5% YoY in prepaid (R$12.9) and by 1.7% YoY in postpaid (ex-M2M) (R$46.4). We understand this is a relevant profitability metric that allows comparability with other peers in the telecommunication sector, calculated by dividing mobile services revenues by the average monthly customer base

Competitive Environment

Brazil’s mobile telecommunications market is in a mature stage and is subject to a competitive landscape that will be affected by both the 5G auction and the sale of Oi's mobile assets to Telefônica (Vivo), TIM and Claro.

Through the 5G spectrum auction, in addition to the major market participants (Vivo, Claro and TIM) and established regional players (Algar Telecom and Sercomtel), new entrants secured licenses, which will boost investments, coverage and competition. There is also the 700MHz band of the spectrum and the remaining of the 2014 bid, that can still be leveraged to contribute to network capacity for all providers, especially for new entrants, since the winner of this auction (Winity Telecom) already made clear its intention to use its capacity to provide a neutral network.

On December 14, 2020, TIM along with CLARO and VIVO, was declared the winner of the competitive process of the sale of assets of the mobile telephony operation (Personal Mobile Service) of the Oi Group. In February 2022, the transaction received regulatory approval from CADE and Anatel. Closing of the transaction is expected to occur on April 20, 2022.

In 2021, amid this competitive landscape, our subscriber acquisition costs, or SAC, (which are comprised of a subsidy, commissions and total advertising expenses) amounted to approximately R$58.92 per gross add for the year ended December 31, 2021, compared to approximately R$45.73 per gross add in the year ended December 31, 2020. The increase of almost 29% year over year is due to higher commission expenses from positive net additions in the Postpaid segment and the migration of customers to higher-value segments, and advertising expenses (primarily in 1H21). The SAC to ARPU ratio, which indicates the return per client, grew year over year, reaching 2.3 months in 2021 from 1.7 month in 4Q20.

TIM, in alignment with its values of acting as an engine of growth and for the development of differentiated and quality services at fair and competitive prices, joined forces with other operators to purchase such Oi’s operations. With this strategy, TIM is looking for a more balanced and healthy competitive market; improving the quality and experience of service for its and Oi’s customers; obtaining synergies by improving asset utilization; optimizing its portfolio; strengthening its technological innovation and ensuring profitability for its shareholders

In addition to competition from other traditional mobile telecommunications service providers, the level of competition from landline service providers has increased, and it is possible it will continue to increase due to an aggressive attempt to attract subscribers away from mobile service based on price and package offers that bundle multiple applications such as voice services (mobile and fixed), broadband and other services. Technological changes in the telecommunications field, such as the rapid development of 4G (LTE) and its derivations (Advanced LTE and others) after the consolidation of 3G in recent years, the increasing use of number portability and in the next few years, the development of the fifth generation are expected to introduce additional sources of competition.

In order to provide mobile telecommunications services over additional bandwidth frequencies to accommodate these emerging technologies, Anatel auctioned licenses on November 4, 2021 after some delays. Blocks were auctioned across four frequency bands: 700MHz, 2.3 GHz, 3.5GHz and 26GHz over a 20-year period. Not all of this capacity will be used for 5G. The spectrum to be auctioned at 700 MHz is the remainder of 2014 bid. Around 85% of the range of spectrum blocks offered were sold. The Brazilian government raised around R$47 billion in its 5G spectrum auction, making it one of the largest auction of assets in the country’s history in all sectors. The total raised includes the prices for the right to use licenses, and investment commitments tied to each band as well as the premium paid. The telecommunications regulator Anatel has stipulated that 5G should be deployed across Brazilian state capitals by July 31, 2022.

E.       Critical Accounting Estimates

Our financial statements are presented in IFRS as issued by the IASB. For summary information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, see “—Operating Results—Critical Accounting Policies” and note 3 to our audited financial statements for the fiscal years ended December 31, 2021, 2020 and 2019, included elsewhere in this annual report.

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

Directors’ duties and responsibilities are determined by Brazilian law, our By-laws (Estatuto Social) and our Disclosure and Corporate Governance Policy (Política de Divulgação/Negociação e Diferenças de Governança Corporativa da NYSE), as determined by CVM Instruction 358/2002. All decisions taken by our Board of Directors are recorded in the board’s minute books. The Board of Directors shall meet regularly at least six (6) and up to twelve (12) times per year, and whenever called for a special meeting by its Chairman, by any two Directors or by the Company’s Chief Executive Officer. The chairman of the Board of Directors may also invite, at his discretion, any of our key employees to the Board of Directors’ meetings, in order to discuss any relevant corporate matter. The Board of Directors has three special advisory committees: the Compensation Committee (Comitê de Remuneração), the Control and Risks Committee (Comitê de Controle e Riscos) and the Environmental, Social & Governance Committee (“Comitê de Environmental, Social & Governance”), all composed only of members of the Board of Directors. The Statutory Audit Committee also reports to the Board of Directors and is composed of independent members of the Board of Directors.

Members of our Board of Directors are required to comply with, and have agreed to comply with, our Disclosure and Corporate Governance Policy, our Code of Ethics and certain other Brazilian law regulations including the “Regulamento de Listagem do Novo Mercado da B3 S.A. – Brasil, Bolsa, Balcão.”

The following are the current members of the Board of Directors and their respective titles, whose terms of office will be valid until the annual shareholders’ meeting to be held in 2023:

Name	Title	Date of Birth	Date Appointed
Nicandro Durante	Chairman	September 13, 1956	March 30, 2021
Claudio Giovanni Ezio Ongaro	Director	July 11, 1968	December 15,2021
Alberto Mario Griselli	Director	April 24, 1969	January 31, 2022
Herculano Aníbal Alves	Director	February 27, 1953	March 30, 2021
Elisabetta Paola Romano	Director	April 1, 1963	March 30, 2021
Gesner José de Oliveira Filho	Director	May 17, 1956	March 30, 2021
Agostino Nuzzolo	Director	April 12, 1968	March 30, 2021
Flavia Maria Bittencourt	Director	January 15, 1970	March 30, 2021
Sabrina Di Bartolomeo	Director	October 16, 1971	March 30, 2021
Michele Valensise	Director	April 3, 1952	March 30, 2021

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

Claudio Giovanni Ezio Ongaro. Mr. Ongaro is an Italian citizen, born in Milan, Italy, with a University Degree in Electronic Engineering awarded in 1993 by Politecnico di Milano, Milan Italy. Mr. Ongaro carried out his career in the telecommunications sector, holding managerial roles both in Italy and abroad, mainly in the United Kingdom, South America, Greece and the Middle East. In particular, he began his career in 1995 in Omnitel Pronto Italia by participating in the founding of the Company with roles of increasing responsibility within the network. After an experience in the infrastructure services market, in 2003 he worked in Cable & Wireless as Group Technical Director of Mobile and, subsequently, as Senior Director of Strategy. In 2007 he joined the Orascom Group, initially in the wireless broadband field and later in the subsidiary Wind Hellas as Chief Strategy Officer and Chief of Fixed Business. From 2010 he worked in Wind Telecomunicazioni as Head of Strategy and M&A and subsequently, following the merger with H3G in 2016, in WindTre as CEO Office Director, responsible for coordinating the company's main strategic projects. He joined TIM Group in 2019. On December 2021, he was appointed Chief Strategy & Business Development Officer at TIM S.p.A., whilst maintaining his previous responsibility as Head of Wholesale Market

Alberto Mario Griselli. Mr. Griselli holds a degree in Electronic Engineering from La Sapienza University in Rome and an MBA in finance from Columbia University. With more than 20-years’ experience in the telecom sector, he held relevant positions such as Vice President for LatAm at TIM, a global provider of mobile engagement solutions for telecommunication operators, and Managing Director for Brazil at Value Partners, a management consulting firm. Across his professional career, Mr. Griselli worked in most of the aspects critical to companies’ performance, with projects ranging from strategic planning to customer segmentation, value proposition definition, offer design, pricing and promotions, go-to-market approach and customer experience. Mr. Griselli took office as Chief Revenue Officer of TIM Participações and TIM S.A. on July 30, 2019 and Chief Executive Officer of TIM S.A. on January 31, 2022.

Herculano Aníbal Alves. Mr. Alves has developed his professional career in the financial market and has acted as an executive in companies of the Bradesco Group, ABN AMRO Bank, Unibanco and Banco Bozzano Simonsen. He is currently a member of the Fiscal Councils of Cielo, Grendene, and of the Financial and Risks Committee of Marfrig. He is also a Board member of TIM S.A. and of its advisory committees, namely, the Statutory Audit Committee (as Financial Expert) and the Control and Risks Committee. He holds a bachelor’s degree in Economics from PUCSP and a master’s degree from the School of Business Administration of São Paulo at Fundação Getulio Vargas (EAESP/FGV), with an extension course at Kellogg. His academic training also includes executive education in Risk, Compliance and Governance by the Risk University of KPMG.

Elisabetta Paola Romano. Ms. Romano is an Italian citizen, born in Milan, Italy, with a Master in Computer Science issued by the University of Salerno – Fisciano (Italy) in 1987. She has over 30 years of experience in the industry of telecommunications, information technology and media, in the United States and Europe. Before being appointed, on July 1, 2018, Chief Technology Officer, at Telecom Italia S.p.A., Ms. Romano developed her career at Ericsson Group, where she worked from 1998 through 2018, holding various top management positions. She was honored as one of the 2017 Top 50 Women in Technology by the National Diversity Council. From November 2019 to August 2020 Ms. Romano has been Chief Innovation & Partnership Officer in TIM S.p.A. Since July 2020 she is currently Chief Executive Officer of Telecom Italia Sparkle S.p.a.. She was a board member of TIM Participações from March 2019 to August 2020. Since August 2020 Ms. Romano has been a member of TIM S.A.’s Board of Directors.

Gesner José de Oliveira Filho. Mr. Oliveira is a partner of GO Associados and Professor of Economics at Getulio Vargas Foundation. He has been certified as a Member of the Audit Committee (CCoAud and IBGC) by the Brazilian Institute of Corporate Governance obtained on December 10, 2020. His expertise includes public and private entities. At present, he is a member of TIM S.A.’s Board of Directors and of its advisory committees, namely, the Statutory Audit Committee, as its Coordinator, and of the Control and Risks Committee and of the Environmental, Social & Governance Committee. He is also a member of the Board of Directors of Braskem and of its Audit Committee. and Estre Ambiental, as well as a member of the Self-Regulation Council of FEBRABAN. His past experience in Boards included being a member of the Board of Usiminas, Sabesp, CESP, Nossa Caixa and Varig. In addition, Mr. Gesner is a member of the Board of Administration of CIEE, a nonprofit institution. His previous positions include being the CEO of Sabesp – Companhia de Saneamento Básico do Estado de São Paulo (2007-11), one of the largest water companies in the world; President of CADE, the federal antitrust authority (1996-2000); Deputy Secretary for Economic Policy (1993-95) and Secretary for Economic Monitoring (1995), both at the Ministry of Finance. He received his PhD in Economics from the University of California (Berkeley), his Master’s degree from the University of Campinas and Bachelor’s degree from the University of São Paulo. He has worked as a private consultant since the 1990s and published several books and articles in national and international journals. His work has focused on competition policy, macroeconomics and infrastructure which are related with his experience at CADE, Ministry of Finance and Sabesp, respectively.

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

Flavia Maria Bittencourt. Mrs. Bittencourt holds a B.S. degree in Chemical Engineering from UFRJ, an Executive MBA from Fundação Dom Cabral and other certificates from London Business School and INSEAD. Mrs. Bittencourt has a vast professional experience in different roles and industries, such as 8 years in Banking, 10 years in Telecom, and 3 years in Private Equity. Starting in 2013, she was the CEO for Sephora Latin America, and, since May 2019, she is the CEO of Adidas Brazil. Until 2019, she was an independent board member of Marisa Lojas S.A. Mrs. Bittencourt was an independent member of TIM Participações S.A.’s Board of Directors and Statutory Audit Committee from July 2019 to August 2020. Since 2020 she has been an independent member of TIM S.A.’s Board of Directors and Statutory Audit Committee

Sabrina Di Bartolomeo. Ms. Di Bartolomeo is an Italian citizen, born in Turin, Italy, holding a Master of Science in Economics issued by University of Turin. Ms. Di Bartolomeo began her career as Auditor at Arthur Andersen in 1996, mainly focusing on large clients in the telecommunications and automotive fields, then specializing in global capital markets, supporting the Chicago team in providing services to Italian companies listed in U.S. stock exchanges. From 2002 to 2006, she held leadership roles in the Fiat Group until becoming CAO of the Fiat Powertrain Technologies Group. She was Group Finance Director at Wind Telecom Group between 2006 and 2012, and CFO and Executive Director of Sigma Tau Group (pharmaceutics) between 2012 and 2015, holding also several Executive Director positions in both groups. Subsequently, she was a Partner of a Private Equity Fund, then a Salaried Partner at PwC in the field of Business Restructuring and Turnaround Management, supporting large groups in a state of crisis in the preparation of the industrial and financial restructuring plans and in Distressed M&A. In 2019, she joined Telecom Italia S.p.A. (the Italian TLC incumbent), where she is currently VP of Group Planning & Control. She has been a board member of INWIT S.P.A. since March 2020. She has been a board member of TIM Brasil Serv. e Part. S.A.’s since January 2020. From February to August 2020 Ms. Di Bartolomeo was a member of TIM Participações S.A.’s Board of Directors and of the Control and Risks Committee. Since 2020 Ms. Di Bartolomeo has been a member of TIM S.A.’s Board of Directors, of the Control and Risks Committee and of the Environmental, Social & Governance Committee.

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

The following are the current members of the Board of Statutory Officers and their respective titles, whose terms of office will remain valid for two years from the date of appointment.

Name	Title	Date of Birth	Date Appointed
Alberto Mario Griselli	Chief Executive Officer (Diretor Presidente) and Chief Revenue Officer	April 24, 1969	January 31, 2022
Camille Loyo Faria	Chief Financial Officer and Investor Relations Officer (Diretor Financeiro and Diretor de Relações com Investidores)	July 19, 1973	December, 15, 2021
Bruno Mutzenbecher Gentil	Business Support Officer	January 20, 1969	December, 15, 2021
Mario Girasole	Regulatory and Institutional Affairs Officer	June 8, 1968	December, 15, 2021
Jaques Horn	Legal Officer (Diretor Jurídico)	March 15, 1964	December, 15, 2021
Leonardo de Carvalho Capdeville	Chief Technology Information Officer	September 19, 1969	December, 15, 2021
Maria Antonietta Russo	Human Resources & Organization Officer	September 19, 1972	December, 15, 2021

Brief biographical descriptions of our statutory officers are set forth below.

Alberto Mario Griselli. See “—Board of Directors.”

Camille Loyo Faria. Ms. Faria holds a degree in Chemical Engineering from PUC-RJ, an MBA in Finance from Ibmec-RJ and a Master's in Industrial Engineering from PUC-RJ. Ms. Faria held the positions of CFO and IRO at Oi S.A., having previously worked in the Investment Banking area of Bank of America Merrill Lynch, Bradesco BBI and Morgan Stanley, as Managing Director responsible for the Energy, Technology/Media/ Telecom and Industries. Ms. Faria also held executive roles in the telecommunications and infrastructure sectors, having held the positions of CEO at Multiner, CFO at Terna Participações and Strategy Leader at Embratel and at the Telecom Italia group in Brazil and Latin America.

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

Maria Antonietta Russo. Ms. Russo is Italian, graduated in labor psychology and organization, management and human resources at Sapienza Università di Roma, and holds a master degree in labor psychology and organization, management and human resources from the Scuola Romana di Psicologia del Lavoro e dell´Organizzazione. Ms. Russo has served in several executive positions at TIM, including the regional head of human resources from 2018 to 2019, head of people’s development and education from 2016 to 2018 and people’s development and new capacities senior officer from 2014 to 2016 at TIM Italia.

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

Fiscal Council

The current composition of the Fiscal Council consists of three members elected by our controlling shareholder. The following are the current members of our Fiscal Council, whose terms of office will be valid until the annual shareholders’ meeting held in 2022:

Name	Date of Birth	Date Appointed
Walmir Kesseli	August 28, 1959	March 29, 2022
Anna Maria Cerentini Gouvêa Guimarães	September 19, 1956	March 29, 2022

Name	Date of Birth	Date Appointed
Elias de Matos Brito	July 28, 1965	March 29, 2022

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

The following are the current members of our Compensation Committee:

Name	Date of Birth	Date Appointed
Nicandro Durante	September 13, 1956	March 31, 2021
Claudio Ongaro	July 11, 1968	December 15, 2021
Michele Valensise	April 3, 1952	March 31, 2021

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

Environmental, Social & Governance Committee

The Environmental, Social & Governance Committee was established by the Company’s Board of Directors on December 10, 2020 to: (a) evaluate the plan and general strategy of the Company’s ESG plan (“ESG Plan”) that will consolidate the ESG action plans, projects, proposals and initiatives, and how they may be organized and integrated into the internal processes and organizational structures for implementation of the ESG Plan by the Company, in line with the best practices of the market and the legislation in force; (b) review the goals and indicators panel of the Company’s ESG Plan, and recommend its approval by the Board of Directors; (c) To follow up and routinely monitor the execution of the ESG Plan and its indicators; (d) In the course of the monitoring described in item (c) above, inform the Board of Directors and the Statutory Audit Committee (“CAE”) and the Control and Risks Committee (“CCR”), as the case may be, of situations involving ESG topics and approaches with potential impact on the Company’s image, reputation and equity; (e) request to the Company’s management, through its Chief Executive Officer, for any risk analysis or opportunities in the ESG area, whenever deemed necessary and appropriate for the effort of preventive performance or for the proper management of environmental, social and governance issues; (f) recommend to the Board of Directors the approval of corporative norms and procedures related to ESG issues, as well as the adoption of actions for their disclosure and for monitoring their compliance; (g) review the ESG reports, institutional communications and initiatives with public repercussion regarding the environmental, social and governance issues, and to recommend and suggest changes and possible improvements to the Board of Directors; (h) recommend adherence or continuity in national or international “Protocols”, “Principles”, “Agreements”, “Pacts”, “Initiatives” and “Treaties”, directly or indirectly related to ESG; (i) recommend to the Board of Directors, whenever deemed necessary, development or improvement programs to the management’s members, executives or employees, in order to provide training and disseminate knowledge in the ESG area; and (j) recommend the adoption of actions to strengthen the ESG culture in the Company.

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

The following are the current members of our Environmental, Social & Governance Committee:

Name	Date of Birth	Date Appointed
Nicandro Durante	September 13, 1956	March 31, 2021
Claudio Ongaro	July 11, 1968	December 15, 2021
Alberto Mario Griselli	April 24, 1969	February 1, 2022
Sabrina Di Bartolomeo	October 16, 1971	March 31, 2021
Gesner José de Oliveira Filho	May 17, 1956	March 31, 2021

B.       Compensation

At our annual shareholders’ meeting held on March 29, 2022, our shareholders voted on the aggregate amount of approximately R$77 million to our statutory officers, approximately for a total annual compensation of R$3 million to our committees’ members, approximately R$0.6 million to our fiscal council’s members and approximately  R$4.9 million as compensation to our Board of Directors during 2022. The statutory officers’ and directors’ compensation is composed of fixed remuneration, benefits, bonuses, short-term incentives and participation in long-term incentive plans. Accordingly, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our officers and directors during 2022. The aggregate compensation to our statutory officers in the year ended December 31, 2021, including fixed remuneration, benefits, bonuses, short-term incentive and long term incentive plans, was approximately R$47.2 million considering INSS (approximately R$43.6 million without INSS).

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

For the year ended on December 31, 2021, each member of our Board of Directors received annual compensation an average of R$1.0 million considering INSS (R$0.9 million without INSS) and each member of our Fiscal Council received annual compensation of R$0.2 million considering INSS (R$0.2 million without INSS), paid pro rata according to each member’s time of service on such body.

C.       Board practices

See “—A. Directors and Senior Management” and “—B. Compensation.”

D.       Our Employees

On December 31, 2021, we had 9,337 full-time employees. We do not employ a significant number of temporary employees. The following tables show a breakdown of our employees as of December 31, 2021, 2020 and 2019.

	As of December 31,
	2021	2020	2019
Network & Information Technology	2,191	2,358	2,374
Sales and marketing	3,550	3,665	3,363
Customer care	2,075	1,887	2,286
Support and other	1,521	1,511	1,677
Total number of employees	9,337	9,421	9,700

All employees are represented by state unions affiliated with the following federations: National Federation of Telecommunications Workers, Interstate Federation of Telecommunications Services Researchers and Workers, and the FREE Federation. We annually negotiate a new collective agreement and profit sharing program with the above mentioned federations and unions. Management believes that our relationships with our workforce are satisfactory. We have not experienced a work stoppage in our operations.

Employee Benefit Pension Plans

The Company and its subsidiaries have defined benefit and defined contribution plans in place.

In general, defined benefit plans establish a specific retirement benefit amount that an employee will receive upon retirement, usually dependent on one or more factors such as age, length of service and compensation. The defined benefit obligation, recognized in the balance sheet, is calculated annually by independent actuaries. The present value of defined benefit obligation is determined by discounting estimated future cash outflows, using interest rates consistent with market yields, which are denominated in the currency in which benefits will be paid and which have maturities close to those of the respective pension plan liabilities. The actuarial gains and losses resulting from changes in actuarial assumptions are recorded within shareholders’ equity as other comprehensive income, as incurred.

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

For new employees, we now offer the supplementary defined contribution plan managed by Itaú Vida e Previdência S.A.

Share-Based Compensation Plan

We operate share-based compensation plans, which in our previous plan consisted of share based incentives and which in our new plan consists of performance shares and/or restricted shares, under which we receive the services of certain employees in consideration for equity granted. The fair value of the employee’s services is recognized as an expense, with a compensating entry to capital reserves, and are determined by reference to the fair value of the options granted. Non-market-related vesting conditions are included in the assumptions underlying the number of option/shares which will vest. The total expense amount is recognized during the period over which the rights vest, when specific vesting conditions should be fulfilled. On the balance sheet date, the entity reviews its estimates regarding the number of options/shares which will vest, based on the non-market-related vesting conditions. It recognizes the effect of this review of initial estimates, if any, in the income statement, with a corresponding adjustment to the capital reserve.

Amounts paid to employees, net of any directly attributable transaction costs, are credited to capital reserve and share issuance premium reserve, if applicable, when options are exercised or shares are granted.

E.       Share Ownership

As of December 31, 2021, our board members, fiscal council members and statutory officers, owned, in the aggregate, 789,950 common shares, which represented 0.01% of our common shares outstanding. Accordingly, each of our directors or statutory officers beneficially owns less than one percent of outstanding common shares.

Some key officers are also eligible to participate in a long-term incentive plan (share based incentives plans) for which compensation is based on performance targets for our share price, as further described in “—B. Compensation” and “—D. Our Employees—Share-Based Compensation Plan.”

Item 7.	Major Shareholders and Related Party Transactions

A.       Major Shareholders

The following table sets forth information relating to the ownership of common shares by TIM Brasil and our officers and directors, as of December 31, 2021. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares.

Name of owner	Common Shares Owned	Percentage of Outstanding Common Shares
TIM Brasil Serviços e Participações S.A.	1,611,969,946	66.59%
All our officers and directors as a group*	789,950	0.01%
Total	1,612,343,413	66.60%

*	Represents less than 1%.

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

As of December 31, 2021, there were 137,133,585 common shares represented by ADSs. As of such date, the number of common shares represented by ADSs represented 5.7% of our total capital.

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

Telecom Italia and its subsidiaries (the “Telecom Italia Group”), operate mainly in Europe, the Mediterranean Basin and South America. The Telecom Italia Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector. The group is focused currently on digitalization and accordingly is investing in the development of its ultra-broadband network and new technologies.

Significant Changes in Percentage Ownership of Principal Shareholders

None.

Shareholders’ Agreements

None.

B.       Related Party Transactions

As of December 31, 2021, we did not owe to our affiliates any amounts arising out of outstanding inter-company loans. We had assets and liabilities in amounts of R$121,235 thousand and R$148,953 thousand, respectively, as of December 31, 2021 with companies of the Telecom Italia Group. See Note 35 to our financial statements

Guarantees of Obligations of our Subsidiaries

For more information on our guarantees of obligations of our subsidiaries, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds—Financial Contracts.”

Agreement between Telecom Italia and TIM S.A.

At the annual and extraordinary shareholders’ meeting held on March 29, 2022, TIM S.A.’s shareholders voted on an extension of the Cooperation and Support Agreement, originally executed on May 3, 2007 with Telecom Italia, for an additional 12-month period until April 30, 2023. The purpose of this agreement was to enable TIM and its subsidiaries, to benefit from Telecom Italia’s internationally recognized expertise, built throughout years of operation in more mature and developed markets. The cooperation and support activities to be performed by the parties will be focused on adding value to our operations through:

•	Benefiting from Telecom Italia’s experience and industrial capacity as one of the major players in the European market;
•	Applying the systems/services/processes/best practices that were largely used in the Italian market and may be easily customized for the Brazilian market through limited investments and mitigated implementation risks; or
•	An increase in efficacy by adopting in-house solutions that have been widely tested and used.

The extended term of the agreement provides for a total price cap of €7.9 million. The price cap represents the maximum consideration to be paid by TIM operating companies for all the services and support rendered by Telecom Italia during 2022 and 2023 under the agreement.

C.       Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.       Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

The Company are subject to judicial and administrative proceedings, including civil, criminal, labor, tax and regulatory claims covering a wide range of matters that arise in the ordinary course of business. We adopted a policy of analyzing each such proceeding and making a judgment as to whether a loss is probable, possible or remote. We make accruals for legal proceedings that we are party to when we determine that losses are probable and can be reasonably estimated. For civil (non-consumer), labor, tax and regulatory proceedings where risk of loss has been classified as possible, there is no provision made and these proceedings are not expected to have a material adverse effect on our business or financial condition. Our judgment is always based on the opinion of our legal advisers. Accrual balances are adjusted to account for changes in circumstances for ongoing matters and the establishment of additional accruals for new matters. While we believe that the current level of accruals is adequate, changes in the future could impact these determinations.

In this annual report on Form 20-F, we disclose in detail those legal proceedings which we and our legal advisors have determined to be material, along with overall summaries and the aggregate value of our legal proceedings where risk of loss is probable. See Note 24 to our financial statements.

Consumer Lawsuits

As of December 31, 2021, our subsidiaries are party to consumer lawsuits at the judicial and administrative levels where an amounting to R$150,881 thousand (R$139,429 thousand as of December 31, 2020) was provisioned. These lawsuits generally relate to questions regarding alleged improper billing, contract cancellation, quality of services and undue restriction.

PROCON and Other Consumer Actions

TIM is involved in judicial and administrative proceedings brought by the Brazilian Consumer Protection Agency (which is composed, among other entities, by Procons – Fundação de Proteção e Defesa do Consumidor), , and various state public prosecutor’s offices wherein the amount of R$116,985 thousand as of December 31, 2021 (R$51,713 thousand as of December 31, 2020) was provisioned. These proceedings arise from consumer complaints related to alleged: (i) failures in the provision of network services; (ii) bundling arrangements for product and services; (iii) issues related to quality care;); (iv) contractual violations; (v) misleading advertising.

Former Trade Partners

TIM is a defendant in lawsuits filed by certain former commercial partners for alleged breach of contract. The amount involved in such lawsuits is R$20,708 thousand as of December 31, 2021 (R$18,634 thousand as of December 31, 2020).

Most materially, TIM is the defendant in lawsuit filed by Carlo Spyer Pompeu, a former commercial partner, who claimed for supposed due and unpaid commissions related to the TBP (TIM Business Partner) contract held between the parties. The sale representative also claimed financial compensations according to Law No. 4,886/1965. TIM was convicted to pay such contractual and legal expenses. The Claimant started the enforcement phase, in which the parties are discussing an amount of R$5,010 thousand as of December 31, 2022. Also, TIM is the defendant in a lawsuit filed by Botafogo Comércio e Importação Ltda. in which the Company was convicted to pay consequential damages, lost profits and moral damages. In the meantime, TIM Celular (now TIM S.A.) filed an action to reverse the judgment, in which the Court rendered a decision to partially uphold TIM’s claims, in order to modify the methodology of calculation of damages, lost profits and moral damages. The calculations of such damages, prepared by a retained expert witness, amounted to approximately R$4,901 thousand as of December 31, 2021. Currently, TIM is waiting for a decision to be handed down in respect of Botafogo Comércio e Importação Ltda.’s appeal before the Superior Court (STJ).

TIM no longer considers these proceedings to be material and will not be providing updates on these proceedings in future annual reports on Form 20-F.

Social, Environmental, and Infrastructure

As of December 31, 2021, our subsidiaries are party to lawsuits with various actors arising from issues of environmental licensing and installation/operation licensing, actions directed at network infrastructure and environmental issues. The company has provisioned in connection with such lawsuits an amount of R$356 thousand as of December 31, 2021 (R$610 thousand as of December 31, 2020).

Other

We are also party to other civil claims brought by several third parties mentioned above, in respect of, among others: (i) renewal of lease agreements; (ii) equity subscription of shares; (iii) compensation claims; (iv) alleged breach of contract; and (v) debt actions. The amounts involved in such civil claims where R$15,589 thousand as of December 31, 2021 (R$33,682 thousand as of December 31, 2020).

Most importantly, TIM is the defendant in lawsuit filed by Orolix Desenvolvimento de Software Ltda, a former Intelig service provider, who claimed for supposed due and unpaid commissions related to contract held between the parties. The total amount claimed by the counterparty is an amount of R$9,740 thousand, as of December 31, 2021. An expert report was issued by the Court’s nominee expert, pointing out an amount of R$835 thousand as of July 3, 2020. Currently, TIM is waiting a first instance decision.

Additionally, TIM S.A. (formerly Intelig) was involved in a lawsuit filed by a creditor of Editora JB, Gazeta Mercantil and Problem Solver Consultoria Ltda. The judge in that case ordered a seizure of TIM S.A.’s bank account in the historical amount of R$3,373 thousand as of December 31, 2021, based on the reasoning that Editora JB and Gazeta Mercantil are part of the same economic group as the Company.

The Company filed an interlocutory appeal, which was not granted. After that, the Company filed a request for amendment, which was also rejected. The Company filed an appeal to the Superior Court (Superior Tribunal de Justiça), which also was denied. Following that decision, the seizure of TIM’s bank accounts became final. In parallel, the National Treasury Attorney’s Office (Procuradoria-Geral da Fazenda Nacional) filed a motion claiming the funds seized from TIM’s bank accounts should be used to pay tax debts Editora JB and Gazeta have with the federal government instead of Problem Solver’s credit. Since then, Problem Solver, the National Treasury and other creditors of Editora JB and Gazeta have been litigating (without TIM being involved) to decide who is entitled to receive the funds seized from TIM’s bank accounts. The relevant amount is still maintained in an escrow account (judicial deposit) until the pending disputes between creditors are resolved.

TIM no longer considers these proceedings to be material and will not be providing updates on these proceedings in future annual reports on Form 20-F.

Labor Claims

A significant percentage of our labor claims relate to either claims filed by former employees of service providers who, in accordance with Brazilian labor legislation, have filed claims against us on the grounds that we are responsible for labor-related obligations not satisfied by the service provider companies. There were 1,314 labor claims filed against the Company and its subsidiaries as of December 31, 2021, (1,873 as of December 31, 2020), most of which relate to employment claims filed by employees as well as claims that involve former employees of service providers. The amount involved in such labor claims where the risk of loss is considered probable is R$192,132 thousand as of December 31, 2021 (R$213,026 thousand as of December 31, 2020).

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

Social Security Claims

TIM S.A. received a Tax Notification referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit sharing, in the probable amount of R$11,862 thousand as of December 31, 2021 (R$9,487 thousand as of December 31, 2020). There is also a Tax Assessment Notice in the amount of R$85,720 thousand of December 31, 2021 (R$22,829 thousand as of December 31, 2020) for social security contributions that were allegedly due in connection with the following: (1) hiring bonuses (2) non-adjusted bonuses (3) payments to self-employed persons, and (4) sales incentives.

Tax Claims

Federal Taxes

The total federal tax claims not including regulatory taxes (FUST/FUNTTEL/FISTEL and other) assessed against the Company with a possible risk of loss is equal to R$3,077,862 thousand as of December 31, 2021 (R$4,319,464 thousand as of December 31, 2020).

The amounts relating to federal taxes not including regulatory taxes (FUST/FUNTTEL/FISTEL and other) where the risk of loss is considered probable is R$127,183 thousand as of December 31, 2021 (R$108,358 thousand as of December 31, 2020).

The most relevant claims assessed are:

•	Tax carryforward losses and Social Contribution on Profits (Contribuição Social sobre o Lucro Líquido) (“CSLL”), negative basis compensation disallowance; challenge to the goodwill expenses deduction; disallowance of withholding tax compensation due to an alleged lack of documental support; lack of payment of tax carryforward loss/CSLL due on a monthly estimate basis; fine for failure to present digital files; failure to comply with requirements and procedures related to regional tax incentives from

Superintendence for the Development of the Northeast (Superintendência de Desenvolvimento do Nordeste) (“Sudene”). The amount in controversy, classified as a possible contingency, is R$1,467,409 thousand as of December 31, 2021 (R$2,715,670 thousand as of December 31, 2020).

•	Alleged improper credits that resulted in tax carryforward losses and CSLL negative basis compensation disallowance. The amount in controversy, classified as a possible contingency, is R$231,810 thousand as of December 31, 2021 (R$193,181 thousand as of December 31, 2020).
•	Social contribution on net income on exchange variation resulting from swap operations accounted for on a cash basis. The amount in controversy, classified as a possible contingency, is R$69,124 thousand as of December 31, 2021 (R$67,572 thousand as of December 31, 2020).
•	Withholding tax collection on income of residents abroad, including those remitted as international roaming and payment to unidentified beneficiaries, as well as the payment of CIDE on royalties remittances abroad, including international roaming The amount in controversy, classified as a possible contingency, is R$268,170 thousand as of December 31, 2021 (R$259,088 thousand as of December 31, 2020).
•	Alleged failure to calculate and collect corporate income tax, PIS/COFINS and social contribution on profits due to total or partial disregard, by the Brazilian Internal Revenue Service (Receita Federal do Brasil), of the compensations proceeded and from tax carryforward loss negative balance calculated on previous years. The amount in controversy, classified as a possible contingency, is R$410,662 thousand as of December 31, 2021 (R$399,691 thousand as of December 31, 2020).

State Taxes

The total state tax claims assessed against the Company where the risk of loss is considered possible is equal to R$8,804,724 thousand as of December 31, 2021 (R$8,586,718 thousand as of December 31, 2020). The amounts relating to state tax disputes where the risk of loss is considered probable is R$145,436 thousand as of December 31, 2021 (R$135,891 thousand as of December 31, 2020).

The most relevant claims assessed are:

•	Alleged incorrect deduction of unconditional discounts offered to customers in the ICMS basis of calculation, as well as penalties for alleged noncompliance with an accessory obligation. The amount in controversy, classified as a possible contingency, is R$1,140,553 thousand as of December 31, 2021 R$1,128,741 thousand as of December 31, 2020).
•	Use of tax benefit (Program for the Economic, Integrated and Sustainable Development of the Federal District – PRO-DF) granted by the state tax authority, which was later declared unconstitutional by the STF. Additionally, the Company was assessed due to alleged undue credit of ICMS resulting from interstate purchase of goods with tax benefit granted in the state of origin. The amount in controversy, classified as a possible contingency, is R$356,251 thousand as of December 31, 2021 (R$492,935 as of December 31, 2020).
•	ICMS credits reversal and credits arising from the acquisition of fixed assets. The amount in controversy, classified as a possible contingency, is R$654,011 thousand as of December 31, 2021 (R$608,316 as of December 31, 2020).
•	ICMS credit entries and debt reversals, identification and documentation support of amounts and information included in clients’ bills, such as the tax rate and credits granted, as well as credits arising from ICMS substitution or nontaxable operations. The amount in controversy, classified as a possible contingency, is R$3,449,439 thousand as of December 31, 2021 (R$3,356,501 as of December 31, 2020).

•	Appropriation of ICMS credits originated from operational energy consumption and acquisition. The amount in controversy, classified as a possible contingency, is R$138,242 thousand as of December 31, 2021 (R$134,494 thousand as of December 31, 2020).
•	Alleged conflict between the information filed in the accessory obligations and the tax collection as well as the charge of specific penalty for noncompliance with those obligations. The amount in controversy, classified as a possible contingency, is R$727,057 thousand as of December 31, 2021 (R$698,673 thousand as of December 31, 2020).
•	Alleged non-payment of ICMS due to the loss of reversed debits related to prepaid service, as well as alleged undue ICMS credit on goods alleged to have benefited from reduction in the calculation basis. The amount in controversy, classified as a possible contingency, is R$547,575 thousand as of December 31, 2021 (R$249,271 thousand as of December 31, 2020).
•	ICMS credits entries regarding the tax treatment of handsets loan operations. The amount in controversy, classified as a possible contingency, is R$116,700 thousand as of December 31, 2021 (R$197,521 thousand as of December 31, 2020).
•	Charge of ICMS related to subscription services excluded from taxation due to its classification as non-telecommunication services. The amount in controversy, classified as a possible contingency, is R$286,519 thousand as of December 31, 2021 (R$260,447 thousand as of December 31, 2020).

Municipal Taxes

The total municipal tax claims assessed against the Company with a possible risk of loss is equal to R$1,234.618 thousand as of December 31, 2021 (R$740,813 thousand as of December 31, 2020). The amounts relating to municipal taxes where the risk of loss is considered probable is R$7,626 thousand as of December 31, 2021 (R$5,633 thousand as of December 31, 2020).

The most relevant claims assessed are:

•	Charge of ISS tax and penalties due to the supposed lack of collection over the Company’s revenue accounts. The amount in controversy, classified as a possible contingency, is R$618,343 thousand as of December 31, 2021 (R$150,023 thousand as of December 31, 2020).
•	Alleged lack of ISS collection regarding services import or services performed in other municipalities. The amount in controversy, classified as a possible contingency, is R$399,141 thousand as of December 31, 2021 (R$385,536 thousand as of December 31, 2020).
•	Constitutionality of the collection of the Inspection Fee for Operation (Taxa de Fiscalização de Funcionamento – TFF) by municipal authorities of different locations. The amount in controversy, classified as a possible contingency, is R$137,944 thousand as of December 31, 2021 (R$126,159 thousand as of December 31, 2020).

FUST and FUNTTEL

The total amount assessed against the Company with a possible risk of loss is equal to R$3,266.381 thousand as of December 31, 2021 (R$3,014,977 thousand as of December 31, 2020).

The amounts relating to FUST and FUNTTEL tax claims where the risk of loss is considered probable is R$75,562 thousand as of December 31, 2021 (R$73,789 thousand as of December 31, 2020).

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

Material Proceedings with Adverse Director, Management or Affiliate

None.

Dividend Policy

Under our By-laws and our Results Allocation Policy, we are required to distribute an aggregate amount equal to at least 25% of our adjusted net income to our shareholders, either as dividends or as tax-deductible interest on shareholders’ equity. We may also make additional distributions to the extent of available distributable profits and reserves. The Company is also subject to mandatory distribution requirements and, to the extent of distributable profits and reserves, is accordingly required to pay dividends to us. All of the aforementioned distributions may be made as dividends or as tax-deductible interest on shareholders’ equity.

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

•	the legal reserve; and
•	contingency reserves.

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

Under Brazilian corporate law, a company is permitted to suspend the mandatory dividend in respect of common shares not entitled to a fixed or minimum dividend if:

•	its management (board of directors and board of statutory officers) and fiscal council report to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of that company; and
•	the shareholders ratify this conclusion at the shareholders’ meeting.

In this case,

•	the management must forward to CVM within five days of the shareholders’ meeting an explanation justifying the information transmitted at the meeting; and
•	the profits which were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the financial situation permits.

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

A.       Offer and Listing Details

Our common shares are listed on the Novo Mercado segment of the B3, under the symbol “TIMS3,” and our ADSs are listed on the NYSE, under the symbol “TIMB” as a result of the consummation of the Merger and the approval of the listing of our shares on the Novo Mercado segment of the B3 and our succession as successor issuer to TIM Participações under Rule 12g-3(a) promulgated under the Exchange Act. Prior to October 2020, the common shares of TIM Participações S.A. were listed under the symbol “TIMP3” and its ADSs listed on the NYSE under the symbol “TSU.” The table below sets forth, for the indicated periods, the high and low closing prices of our ADSs on the NYSE, in U.S. dollars, and our common shares on the B3, in reais. On December 31, 2021, the last reported sales price of our common shares on the B3 was R$13.07 and on December 31, 2021, the last reported sales price of our ADSs on the NYSE was U.S.$11.57. As of December 31, 2021, the U.S. dollar-real exchange rate was R$5.58 per U.S.$1.00.

	NYSE		B3
	High	Low	High	Low
	(in U.S.$ per ADS)		(in reais per common share)
Year ended
December 31, 2017	19.43	12.30	13.10	7.73
December 31, 2018	22.93	14.06	15.95	10.63
December 31, 2019	19.16	12.48	15.57	10.20
December 31, 2020	14.04	13.86	15.05	14.61
December 31, 2021	11.69	11.52	13.07	12.73
Year ended December 31, 2020
First quarter	12.26	11.46	12.74	11.87
Second quarter	12.59	12.15	13.74	13.26
Third quarter	11.36	11.12	12.82	12.57
Fourth quarter	14.04	13.86	15.05	14.61
Year ended December 31, 2021
First quarter	10.91	10.64	12.44	12.10
Second quarter	11.32	11.11	11.38	11.18
Third quarter	10.61	10.36	11.58	11.37
Fourth quarter	11.69	11.52	13.07	12.73
Month ended
October 31, 2021	9.81	9.59	11.06	10.89
November 30, 2021	12.10	11.74	13.59	13.30
December 31, 2021	11.69	11.52	13.07	12.73
January 31, 2022	12.50	12.01	13.32	12.85
February 29, 2022	13.15	12.91	13.53	12.99
March 31, 2022	14.58	14.35	13.86	13.63
April 2021 (through April 5, 2022)	15.44	14.93	14.31	13.98

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

Differentiated Levels of Corporate Governance and the Novo Mercado

In order to increase the transparency of the Brazilian capital markets and protect minority shareholders’ rights, the B3 has implemented certain new initiatives, including:

•	a classification system referred to as “Differentiated Levels of Corporate Governance” applicable to the companies already listed on the B3; and
•	a new separate listing segment for qualifying issuers referred to as the Novo Mercado.

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

Below we highlight some of corporate governance practices required by the Novo Mercado listing segment of the B3, as amended after a restricted hearings with the listed companies held in June 2017. These are fully implemented by the Company:

•	only common shares, with voting rights;
•	100% tag along, with the same conditions for all shareholders in transfer of control;
•	establishment and maintenance of Internal Audit Department, Compliance Department and Audit Committee (statutory or non-statutory);
•	public offer required in case of delisting from Novo Mercado;
•	at least two or 20% of board members must be independent (whichever is greater);

•	listed companies’ commitment to maintain a free float of at least 25% or 15%, in case of an average daily trading volume above R$25 million;
•	structuring and release of the evaluation process of the board of directors, its committees and the executive board;
•	elaboration and release of the following policies (i) compensation; (ii) appointment of members of the board of directors, its advisory committees and statutory board; (iii) risk management; (iv) transaction with related parties; and (v) securities trading, with minimum content (except for the remuneration policy); and
•	simultaneous release, in English and Portuguese, of material facts, information on earnings and press releases of results.

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

Company Management

According to our By-laws, our Board of Directors is comprised of at least five and at most 19 permanent members. The following is a description of some of the provisions of our By-laws concerning the Board of Directors:

•	the Board of Directors has the power to approve loans and financing as well as other transactions giving rise to indebtedness, for an amount exceeding R$300 million, as set forth in Article 22, Item XIII;
•	the Board of Directors has the power to allocate the total budget for management remuneration approved by the shareholders’ meeting among the directors and the statutory officers, as necessary; and
•	the Board of Directors has the power to authorize the Company, as well as its controlled companies and affiliates, to enter into, amend or terminate shareholders’ agreements.

There are no provisions in the By-laws with respect to:

•	a director’s power to vote on a proposal in which such director is materially interested;
•	a director’s power to vote compensation to him or herself in the absence of an independent quorum;

•	borrowing powers exercisable by the directors;
•	age limits for retirement of directors;
•	required shareholding for director qualification; or
•	disclosure of share ownership.

The statutory officers are the Company’s representative and executive body, and each one of them shall act within his/her respective scope of authority. Following is a description of some of the provisions of our By-laws concerning the Board of Statutory Officers:

•	the power to authorize the participation of the Company or its companies controlled in any joint venture, partnership, consortium or any similar structure;
•	the power to ratify, within the limits set forth in the By-laws, the purchase of materials and equipment and the execution of property, construction work and service agreements; and
•	the power to approve the contracting by the Company or by its controlled companies of loans, financing, or any other transactions implying indebtedness to the Company or its controlled companies, whose individual value is greater than R$50.0 million, provided that certain provisions of the By-laws are observed.

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

•	the legal reserve; and
•	contingency reserves.

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

Under Brazilian corporate law, a company is permitted to suspend the mandatory dividend in respect of common shares not entitled to a fixed or minimum dividend if:

•	its management (Board of Directors and Board of Statutory Officers) and Fiscal Council report to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of that company; and
•	the shareholders ratify this conclusion at the shareholders’ meeting.

In this case,

•	the management must forward to CVM within five days of the shareholders’ meeting an explanation justifying the information transmitted at the meeting; and
•	the profits which were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the financial situation permits.

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

Rights to share in any surplus in the event of liquidation

The Company may be liquidated in the cases provided by law, or upon the decision of shareholders at a shareholders’ meeting, which shall determine the method of liquidation, elect the liquidator and install the fiscal council for the liquidation period, electing its members and determining their respective remuneration.

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

Pursuant to our By-laws and Brazilian corporate law, shareholders at our annual shareholders’ meeting, which is required to be held within the first four months following the end of the fiscal year, will convene to:

•	take the management accounts; examine, discuss and vote on the financial statements;
•	decide on the uses to which the net income of the fiscal year should be put and on the distribution of dividends; and
•	elect the members of the Fiscal Council and, when applicable, the members of the Board of Directors.

An extraordinary shareholders’ meeting shall be convened whenever the Company interests so require. Pursuant to our By-laws and Brazilian corporate law, the following actions, among others, are exclusive powers of the shareholders’ meeting:

•	to amend the By-laws;
•	to decide on the appraisal of assets given by shareholders to pay up capital stock;
•	to decide on the Company’s transformation, merger, takeover and split-up; its dissolution and liquidation; to appoint and remove liquidators and appreciate their accounts;
•	to suspend the rights of shareholders not in compliance with their duties imposed by-law, the By-laws or the Novo Mercado Listing Rules;
•	to elect and remove, at any time, the members of the Board of Directors and the Fiscal Council;
•	to determine the global or individual remuneration of the Board of Directors, Board of Statutory Officers and the Fiscal Council;

•	to annually take the accounts of the management and decide on the submitted financial statements;
•	to decide where the Company shall file a civil liability lawsuit against the management for losses in the Company’s assets as provided by law;
•	to resolve in compliance with all provisions of any law, the By-laws or the Novo Mercado rules about capital stock increase by means of subscription of new shares, and on the issuance of any other bonds or securities, whether in Brazil or abroad and whenever the limit of the authorized capital has been attained;
•	to decide on the withdrawal from the register of publicly held companies before the CVM;
•	to decide on the delisting of the Company from the Novo Mercado listing segment;
•	to choose a company to prepare an opinion concerning the appraisal of the Company’s shares in the event of cancellation or delisting; and
•	to previously approve the execution of loan agreements, management agreements and technical support services agreements, between the Company or its controlled companies, on the one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, after prior assessment of the Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties.

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

Right of Redemption

Subject to certain exceptions, the common shares are redeemable by shareholders exercising withdrawal rights in the event that shareholders representing over 50% of the voting shares adopt a resolution at a duly convened shareholders meeting to:

•	reduce the mandatory distribution of dividends;
•	change our corporate purpose;
•	participate in a group of companies;
•	transfer all of our shares to another company in order to make us a wholly owned subsidiary of that company;
•	split up, subject to the conditions set forth by Brazilian corporate law;
•	change corporate form;

•	approve the acquisition of another company, the price of which exceeds certain limits set forth in Brazilian corporate law; or
•	merge or consolidate ourselves with another company.

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

Pursuant to Resolution CMN 4,373, foreign investors must:

•	appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;
•	complete the appropriate foreign investment registration form;
•	obtain registration as a foreign investor with the CVM; and
•	register the foreign investment with the Central Bank.

The securities and other financial assets held by the foreign investor pursuant to Resolution CMN 4,373 must be:

•	registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM; or
•	registered in registration, clearing and custody systems authorized by the Central Bank or by the CVM.

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

Although there is at present no income tax treaty between Brazil and the United States, the two countries have tax treatment reciprocity, which means that a tax paid in one country might be offset against the income tax due in the other country, or vice-versa, if conditions are met. It is important to mention that the tax authorities of the two countries have had discussions that may culminate in such a treaty in the future. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of common shares or ADSs.

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

Non-Brazilian holders of common shares registered under Resolution CMN 4,373 (which includes ADSs) will only be subject to the tax exemption mentioned herein if the investor has:

•	appointed a representative in Brazil with power to take action relating to the investment in common shares;
•	registered as a foreign investor with the CVM; and
•	registered its investment in common shares with the Central Bank.

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

The deposit of common shares in exchange for the ADSs may be subject to Brazilian income tax if the amount previously registered with the Central Bank as a foreign investment in our common shares is lower than:

•	the average price per common share on the B3 on the day of the deposit; or
•	if no common shares were sold on that day, the average price per common share on the B3 during the fifteen preceding trading sessions.

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

Distributions of Interest on Capital

A Brazilian corporation may make payments to its shareholders characterized as interest on the corporation’s capital as an alternative form of making dividend distributions. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” The rate of interest may not be higher than the TJLP, as determined by the Central Bank from time to time. The total amount distributed as interest on capital may not exceed, for tax purposes, the greater of:

•	50% of net income for the year in respect of which the payment is made, after the deduction of social contribution or net profits and before (1) making any deduction for corporate income taxes paid and (2) taking such distribution into account; or
•	50% of retained earnings for the year prior to the year in respect of which the payment is made.

Payments of interest on capital are decided by the shareholders on the basis of recommendations by our Board of Directors.

Distributions of interest on capital paid to Brazilian and non-Brazilian holders of common shares, including payments to the depositary in respect of common shares underlying ADSs, are deductible by us for Brazilian tax purposes up to the limit mentioned above. Such payments are subject to withholding income tax at the rate of 15%, or 25% in the case of a stockholder who is domiciled in a Low or Nil Tax Jurisdiction. These payments may be qualified, at their net value, as part of any mandatory dividend. As described herein the Company and its subsidiaries have been paying interest on equity since 2017 and paid in 2021 as well. Please refer to “Item 5. —

Operating and Financial Review and Prospects” —Dividend Distribution —Interest on Equity” for detailed information. No assurance can be given that our Board of Directors will not recommend that future distributions of profits be made as interest on capital instead of as dividends.

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

In 2018, there were two changes related to IOF: (i) the tax rate on foreign exchange transactions was increased to 1.10% (it was 0.38%) pursuant to Decree No. 9,297/2018; and (ii) rules were adopted relating to incidence of IOF in credit transactions of a period longer than one year pursuant to RFB Normative Instruction No. 1,814/2018 (and confirmed by RFB Normative Instruction No. 1,969/2020). Tax on Foreign Exchange and Financial Transactions

Tax on foreign exchange transactions (the “IOF/Exchange Tax”)

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

Tax on transactions involving bonds and securities (the “IOF/Bonds Tax.”)

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

U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to a U.S. Holder described below of owning and disposing of common shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold or dispose of such securities. This discussion applies only to a U.S. Holder that holds common shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all tax consequences that may be relevant to U.S. Holders subject to special rules, such as:

•	certain financial institutions;
•	insurance companies;
•	dealers or traders in securities or foreign currencies who use a mark-to-market method of tax accounting;
•	persons holding common shares or ADSs as part of a “straddle,” wash sale, conversion transaction, integrated transaction or similar transaction or persons entering into a constructive sale with respect to the common shares or ADSs;
•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax or the provisions of the Code (as defined below) known as the Medicare Contribution Tax;
•	tax-exempt entities, including “individual retirement accounts” (“Roth IRAs;”)
•	persons who acquired our common shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation;
•	persons holding our common shares or ADSs in connection with a trade or business conducted outside the United States; or
•	persons holding common shares or ADSs that own or are deemed to own 10% or more of our stock (by vote or value).

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

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares or ADSs that is:

•	a citizen or individual resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder that owns ADSs will be treated as the owner of the underlying common shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying common shares represented by those ADSs.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of common shares or ADSs in their particular circumstances.

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

Foreign Tax Credits in Respect of Brazilian Taxes

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances, Brazilian income taxes withheld from dividends on common shares or ADSs generally will be creditable against a U.S. Holder’s U.S. federal income tax liability, if such taxes were paid or accrued in a taxable year beginning before December 28, 2021.

A U.S. Holder will be entitled to use foreign tax credits to offset only the portion of its U.S. tax liability that is attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. Recently issued Treasury regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Final Treasury Regulations”), impose additional requirements for foreign taxes to be eligible for credit. We have not determined whether these requirements have been met with respect to any withholding tax imposed on dividends on common shares or ADSs and, therefore, U.S. Holders should consult their tax advisers as to the availability of foreign tax credits for any amounts withheld with respect to dividends on common shares or ADSs to which the Final Treasury Regulations apply. Because a U.S. Holder’s gains from the sale or exchange of common shares or ADSs will generally be treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of the Brazilian taxes imposed on any such gains. In addition, in taxable years to which they apply, the Final Treasury Regulations generally will preclude U.S. Holders from claiming a foreign tax credit with respect to any tax imposed on gains from the disposition of shares by a jurisdiction, such as Brazil, that does not have an applicable income tax treaty with the United States, although such taxes may be applied to reduce the amount realized by the U.S. Holder on the disposition. Instead of claiming a credit, a U.S. Holder may elect to deduct creditable Brazilian taxes in computing its taxable income, subject to generally applicable limitations under U.S. law. An election to deduct creditable foreign taxes instead of claiming foreign tax credits must apply to all such foreign taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

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

The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances (including any applicable limitations).

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for its 2021 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year.

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

We will furnish to J.P. Morgan, as depositary, copies of all reports we are required to file with the SEC under the Exchange Act, including our annual reports in English, containing a brief description of our operations and our audited annual financial statements. In addition, we are required under the Deposit Agreement to furnish the depositary with copies of English translations to the extent required under the rules of the SEC of all notices of common shareholders’ meetings and other reports and communications that are generally made available to holders of common shares. Under certain circumstances, the depositary will arrange for the mailing to all ADR holders, at our expense, of these notices, reports and communications.

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

We are exposed to market risk from changes in both foreign currency exchange and interest rates. We are exposed to foreign exchange rate risk mainly because certain of our costs are denominated in currencies (U.S. dollars) other than those in which we earn revenues (primarily reais). Similarly, we are subject to market risk deriving from changes in interest rates, which may affect the cost of our financing. Since 1999, we began entering into hedging agreements, derivative instruments such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks, covering payments of principal on our foreign exchange denominated indebtedness. We also have entered into arrangements to hedge market risk deriving from changes in interest rates for some of our debt obligations. We do not hold or issue derivative or other financial instruments for trading purposes.

Interest Rate Risk

On December 31, 2021, the amount of our outstanding debt which accrued interest at the CDI, TJLP, SELIC and IPCA floating interest rates totaled R$3,845 million, compared to R$2,345 million for the year ended December 31, 2020. On the same date, we had cash and cash equivalents in the amount of R$9,797 million in instruments accruing interest at the CDI rate, as compared to R$4,646 million on December 31, 2020.

Over a one-year period, before accounting for tax expenses, a hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to our financial assets and liabilities on December 31, 2021 would have resulted in a variation of R$38.5 million in our interest expenses from financial contracts and a variation of R$98.0 million in our income from financial investments (assuming that this hypothetical 100 basis point movement in interest rates uniformly applied to each “homogenous category” of our financial assets and liabilities and that such movement in interest rates was sustained over the full one-year period).

For further information on our interest rate risks and related sensitivity analysis, see Note 36 to our audited financial statements.

Exchange Rate Risk

As of December 31, 2021, we did not have any outstanding unhedged financial loans denominated in foreign currency and were thus not exposed to exchange rate risk based on our loans. We enter into hedging agreements to hedge our borrowings denominated in foreign currency and thus have limited our exchange rate exposure regarding such borrowings.

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

As of December 31, 2021 and 2020, we did not have call options.

For further information on our exchange rate risks and related sensitivity analysis, see Note 37 to our audited financial statements.

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

During the year ended December 31, 2021, we received from our depositary as gross income U.S.$1,691,697 as reimbursement of expenses related to annual stock exchange listing fees, standard maintenance costs of ADRs, underwriting and legal fees and investor relations activities, from which U.S.$507,509 was withheld for U.S. federal income taxes.

See also “Item 10. Additional Information—E. Taxation.”

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a)       Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our chief executive officer and chief financial officer have concluded that as of December 31, 2021 our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, as of December 31, 2021. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set forth in the Committee of Sponsoring Organizations of the Treadway Commission framework of 2013. Our management concluded that as of December 31, 2021, our internal control over financial reporting was effective and had no material weaknesses, based on those criteria.

We are committed to continuing to improve our internal control processes and will continue to diligently review our financial reporting controls and procedures in order to ensure our compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the related rules promulgated by the SEC. Our independent registered public accounting firm during the year ended December 31, 2021, Ernst & Young Auditores Independentes S.S., has issued an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2021.

(c)       Attestation Report of the Registered Public Accounting Firm

Ernst & Young Auditores Independentes S.S., the independent registered public accounting firm that has audited our financial statements, has issued an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2021. Their attestation report on internal controls over financial reporting is included herein.

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

Our Statutory Audit Committee, which functions as an audit committee, shall be comprised of at least three and at most five members and an equal number of alternates, who may or may not be shareholders, elected by the Board of Directors. In 2021, we had three members. Our Statutory Audit Committee has determined that one of its members, Mr. Herculano Aníbal Alves, an independent member of our Statutory Audit Committee under Brazilian rules, is an “audit committee financial expert,” as such term is defined by the SEC.

Item 16B.	Code of Ethics

Code of Ethics

We believe that ethics in conducting business is always important for a company’s success. Accordingly, we adopted a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and persons performing similar functions, as well as to our other Directors, Statutory Officers, controlling shareholders, members of our boards and committees, all employees and suppliers. Our Code of Ethics is filed as an exhibit to this annual report and is available on our website at https://ri.tim.com.br. It can also be requested, free of charge, by email or telephone at the address set forth in the second paragraph of “Item 4. Information on the Company—A. History and Development of the Company—Basic Information.” The Code of Ethics was updated at the Board of Directors’ meeting held on March 24, 2021.

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

Anti-Corruption Policy

In order to ensure compliance with existing applicable Brazilian and international anti-corruption laws and minimize the risks associated with the same, the Company has adopted an Anti-Corruption Policy (Política Anticorrupção). Our Anti-Corruption Policy was approved by our Board of Directors on December 10, 2020, and focuses on internal mitigating controls to be followed to avoid vulnerability to corrupt practices, including our relationship with public officials. In conjunction with the adoption of this Anti-Corruption Policy, we also provide anti-corruption training courses to our managers, directors and employees. TIM was the first Brazilian telecom company nominated Pro-Etica. In December 2021, the Company was included for the second consecutive time on the Pro-Ethics Company List, now for the 2020-2021 period.

In December 2019, TIM Participações, which was subsequently merged into the Company in September 2020, was included on the Pro-Ethics Company List for the 2018-2019 period by the Brazilian Federal Ministry of

Transparency and the Comptroller General of the Union, which promotes ethical business conduct throughout Brazil, granting the inclusion on the pro-ethic List to companies that demonstrate lawful business practices and operate with the highest level of fairness, transparency and integrity.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors during the years ended December 31, 2021 and 2020, Ernst & Young Auditores Independentes S.S.:

	Year ended December 31,
	2021	2020
	(in thousands of reais)
Audit fees	6,940	7,751
Audit-related fees	130	97
Tax fees	—	—
All other fees	—	—
Total fees	7,070	7,848

Audit fees in the above table are the aggregate fees billed by Ernst & Young Auditores Independentes S.S., in connection with the audit of our annual financial statements and limited reviews of our quarterly financial information for statutory purposes and the assessment required under Section 404 of the Sarbanes-Oxley Act.

In 2021, our independent auditors provided audit and audit-related services other than in connection with the audit of our financial statements. Such services included the review of the information and providing external audit services on our sustainability report.

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

Committees

Even though we are not required under applicable Brazilian corporate law to have special advisory committees of the Board of Directors, we have four such committees: the Statutory Audit Committee, the Control and Risks Committee the Compensation Committee and the Environmental, Social and Governance Committee. The first was implemented on December 12, 2013, the Control and Risks Committee and the Compensation Committee were implemented on September 30, 2008 and the last one was implemented on December 10, 2020. Pursuant to our By-laws, our shareholders elect our directors at a general shareholders’ meeting. Our shareholders also establish compensation for our directors and statutory officers.

Audit Committee and Additional Requirements

The Statutory Audit Committee was created and its members appointed at the shareholders’ meeting held on December 12, 2013, in accordance with Rule 10A-3 under Section 301 of Sarbanes-Oxley and CVM Instruction 509/2011. The Statutory Audit Committee’s internal regulations were approved at the Board of Directors meeting held on December 23, 2013. After the merger of TIM Participações S.A. into the Company, the Statutory Audit Committee was created and approved at its shareholders’ meeting held on July 29, 2020.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 17.	Financial Statements

We have responded to Item 18.

Item 18.	Financial Statements

See our audited financial statements beginning at page F-1.

Item 19.	Exhibit Index

See our exhibit index found immediately preceding the exhibits filed herewith.

Technical Glossary

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this annual report.

3G: The third generation of mobile telecommunications network technology that comply with the IMT-2000 standard as defined by the International Telecommunications Union.

3GPP (3rd Generation Partnership Project): An entity that unites seven telecommunications standard development organizations to produce reports and specifications.

4G: The fourth generation of mobile telecommunications network technology succeeding 3G, which comply with the IMT-Advanced standard as defined by the International Telecommunications Union.

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

M2M (Machine to machine): refers to machine-to-machine communication, being able to interconnect network systems, both wired and wireless, to remote devices. In M2M communication, data is transferred and used, in real time, via fixed or mobile networks, from remote equipment/terminals for their monitoring, measurement and control.:

Massive-MIMO (Multiple-input multiple-output): A wireless network that allows the transmitting and receiving of more than one data signal simultaneously over the same radio channel.

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

TAC (Termo de Ajustamento de Conduta): it is an agreement signed between the interested parties with the objective of protecting rights of a transindividual nature.

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

Dated: April 14, 2022

TIM S.A.
By:	/s/ Alberto Mario Griselli
	Name:	Alberto Mario Griselli
	Title:	Chief Executive Officer

By:	/s/ Camille Loyo Faria
	Name:	Camille Loyo Faria
	Title:	Chief Financial Officer and Investor Relations Officer

EXHIBIT INDEX

1.1	By-laws of TIM S.A. approved at the Annual Shareholder’s Meeting held on August 31, 2020, which is incorporated by reference to TIM Participações S.A.’s Form 6-K filed with the Securities and Exchange Commission on September 1, 2020.
2.1	Deposit Agreement, dated as of October 9, 2020, among TIM S.A., J.P. Morgan Chase Bank, N.A., as Depositary, and holders of American Depositary Receipts issued thereunder, which is incorporated by reference to our Form F-6 filed with the Securities and Exchange Commission on October 2, 2020.
2.2	Description of Securities registered under Section 12 of the Exchange Act which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 30, 2021.
4.1*	Private Deed for the Second Issue of Simple, Unsecured, and non-Convertible Debentures, in a Single Series, for Public Distribution with Restricted Efforts, of TIM S.A., dated as of June 10, 2021, between TIM S.A., as issuer and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, as fiduciary agent (English translation).
4.2	Share Purchase Agreement and Other Covenants, dated as of January 28, 2021, between OI S.A., Telemar Norte Leste S.A. and OI Móvel S.A. which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 30, 2021.
4.3	Credit Agreement, dated as of April 1, 2021, between BNP Paribas, as lender, and TIM S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 30, 2021.
4.4	Credit Agreement, dated as of April 1, 2021, between The Bank of Nova Scotia, as lender, and TIM S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 30, 2021.
4.5	Credit Agreement, dated as of May 22, 2020, between BNP Paribas, as lender, and TIM S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 30, 2021.
4.6	Credit Agreement, dated as of April 7, 2020, between The Bank of Nova Scotia, as lender and TIM S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 1, 2020.
4.7	Letter Loan Agreement, dated as of February 7, 2020, between Bank of America, N.A., as lender, and TIM S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 1, 2020.
4.8	English Language Summary of Credit Agreement, dated as of January 31, 2020, between Banco do Nordeste do Brasil S.A., as lender, and TIM S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 1, 2020.
4.9	Credit Agreement, dated as of January 31, 2020, between The Bank of Nova Scotia, as lender, and TIM S.A., as borrower, and TIM Participações S.A., guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 1, 2020.
4.10	English Language Summary of Deed of Indenture for the Issuance of Simple Unsubordinated Debentures, with Additional Personal Guarantee, Not Convertible into Shares, in a Single Series, for Public Placement with Limited Efforts of the First Issuance of TIM S.A., dated as of January 9, 2019, between TIM S.A., as issuer, Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., as fiduciary agent, and TIM Participações S.A., as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 10, 2019.

4.11	English Language Summary of Protocol and Justification of the Merger of TIM Celular S.A. by TIM S.A., dated as of October 15, 2018, between TIM Celular S.A. and TIM S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 10, 2019.
4.12	English Language Summary of Credit Agreement, dated as of May 2, 2018, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender and TIM Celular S.A. (now TIM S.A.) as borrower, and TIM Participações S.A. as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 10, 2019.
4.13	English Language Summary of Credit Agreement, dated March 20, 2019, between Agência Especial de Financiamento Industrial S.A. – FINAME, an entity within the BNDES system, as lender and TIM S.A. as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 10, 2019.
4.14	Tenth Amendment to the Cooperation and Support Agreement, dated as of April 26, 2017, between Telecom Italia S.p.A. and TIM Celular S.A. and Intelig Telecomunicações Ltda. with the Company as intervening party, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 6, 2018.
4.15	English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 113/2016/SOR-ANATEL, dated as of July 26, 2016, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 11, 2017.
4.16	English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 114/2016/SOR-ANATEL, dated as of July 26, 2016, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 11, 2017.
4.17	Loan Agreement, dated as of December 23, 2015, between Finnish Export Credit Ltd. as lender, KfW IPEX-Bank GmbH, as facility agent and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 14, 2016.
4.18	Facility Agreement, dated as of October 27, 2015, between Cisco Systems Capital Corporation, as Lender and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 14, 2016.
4.19	English Summary of Credit Agreement – Contrato de Financiamento Mediante Abertura de Crédito N° 15.2.0825.1, dated as of December 29, 2015, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, TIM Celular S.A., as borrower, and TIM Participações S.A. as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 14, 2016.
4.20	English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 144/2014/SOR-ANATEL, dated as of December 5, 2014, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.21	English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 145/2014/SOR-ANATEL, dated as of December 5, 2014, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.

4.22	English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 146/2014/SOR-ANATEL, dated as of December 5, 2014, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.23	Loan Agreement, dated as of April 15, 2014, between KfW IPEX-Bank GmbH, as lender and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.24	Facility Agreement Reference number TIMLAF2LT to Master Loan Agreement Reference No. TIMLALT, dated as of October 14, 2014, between Cisco Systems Capital Corporation, as lender and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.25	Finance Contract (Master Loan Agreement), dated as of June 20, 2013, between Cisco Systems Capital Corporation, as lender, TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.26	Facility Agreement, dated as of August 28, 2013, between Cisco Systems Capital Corporation, as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.27	English Summary of Credit Agreement, dated as of December 23, 2013, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender and TIM Celular S.A., as borrower, and TIM Participações S.A. as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.28	English Summary of Term of Authorization for Use of Radio frequencies, dated as of April 3, 2013, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.29	Fourth Amendment, dated as of December 10, 2012, to the Loan Agreement between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A. and TIM Celular S.A., as borrowers, dated November 19, 2008 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 26, 2013.
4.30	Fifth Amendment, dated as of December 10, 2012, to the Loan Agreement between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A. and TIM Celular S.A., as borrowers, dated November 19, 2008 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 26, 2013.
4.31	Term of Authorization for provision of PCS service dated March 12, 2001 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.32	Term of Authorization for provision of PCS services dated February 26, 2010 authorization (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.33	Term of Authorization for provision of PCS services dated November 29, 2010 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.34	Amendment No. 5 to Cooperation and Support Agreement with Telecom Italia dated April 24, 2012, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.

4.35	Addendum to the Loan Agreement dated as of November 19, 2008, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.36	Loan Agreement, dated as of November 19, 2008, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A. and TIM Celular S.A., as borrowers, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.37	Addendum to the Credit Agreement dated as of November 19, 2008, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.38	Authorization agreement for TIM Celular S.A. dated May 25, 2007 pursuant to which TIM is authorized to provide landline switched telephone services (STFC) in regions I, II and III, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 3, 2008.
4.39	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.40	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.41	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.42	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.43	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.44	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.45	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.46	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.47	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.48	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.49	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.50	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.51	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.52	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.53	Term of Authorization for Use of Radio frequencies, dated as of November 30, 2005, between Anatel (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.
4.54	Term of Authorization for Use of Radio frequencies, dated as of May 5, 2006, between Anatel (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.
4.55	Term of Authorization for Use of Radio frequencies, dated as of April 2, 2007, between Anatel (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.
6.1*	Statement regarding computation of per share earnings, which is incorporated by reference to Note 34 to our financial statements included in this annual report.
8.1	None.
11.1*	Code of Ethics (English free translation).
12.1*	Section 302 Certification of the Chief Executive Officer.
12.2*	Section 302 Certification of the Chief Financial Officer.
13.1*	Section 906 Certification of the Chief Executive Officer.
13.2*	Section 906 Certification of the Chief Financial Officer.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

TIM S.A.

Financial Statements as at

December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021 and Reports of Independent Registered Public Accounting Firm

TIM S.A.

As at December 31, 2021 and 2020 and for each of the

three years in the period ended December 31, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of TIM S.A.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of TIM S.A. (the “Company”) as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the balance sheets of the Company as of December 31, 2021 and 2020, and the related statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated April 14, 2022 expressed an unqualified opinion thereon.

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

April 14, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of TIM S.A.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of TIM S.A. (the “Company”) as of December 31, 2021 and 2020, the related statements of income, comprehensive income, changes in shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 14, 2022 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Provision for tax contingencies
Description of the Matter

As disclosed in note 24 to the financial statements, the Company is a party to numerous tax claims and proceedings at different jurisdictional levels, which amounted to R$16,739 million, as of December 31, 2021, for which a provision amounting to R$430 million was recorded in the financial statements, while the remaining R$16,309 million was disclosed as losses possible to occur, in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The determination of the provision and disclosures related to the tax contingencies involve significant judgment from management, including their analysis of the matters in dispute, the opinion of internal and external legal counsel and the estimation surrounding their ultimate resolution.

Auditing management’s assessment of the probability of a loss on tax claims is complex, judgmental and based on interpretations of tax laws and legal rulings, as there is significant estimation uncertainty related to the ultimate outcome of court decisions, the evolution of jurisprudence and the position of the tax authorities.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the identification and evaluation of tax claims, including management’s process to determine whether the technical merits are more-likely-than-not to be sustained in court and over the generation of the report produced by the information technology system that support this process.

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

Sale of 51% equity interest in I-System (formerly FiberCo Soluções Infraestrutura S/A)
Description of the Matter	As described in Note 1 to the financial statement, on November 16, 2021, the Company sold the 51% of its equity interest held in I-System, generating a gain of R$782 million, which was measured as the difference between the fair value of consideration received and the adjusted carrying value of the net assets of I-System. The determination of the adjusted carrying value of the net assets of I-System involved identifying and measuring the assets, the liabilities and the goodwill allocated to I-System as of the closing date of the transaction.

Auditing the Company’s accounting for the sale of its 51% equity interest in I-System was complex and judgmental due to the nature of the significant judgment exercised by management in determining the amount of goodwill to allocate to I-System, the transaction and significant judgment exercised by management in determining the accounting analysis and implications for the loss of control determination and assessment of the master service agreement.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s process for I-System sale. For example, we tested controls over management's review of the accounting treatment for the sale and for calculating the gain after tax effect, and controls over the preparation and review of key inputs, data and assumptions used by management to determine the allocation of goodwill to I-System.

To test management´s assessment of the sale, our procedures included, among others: inspecting the transaction agreements, assessing the reasonableness of judgments and testing the accuracy of the gain on the sale after tax effect’s calculation, assessing key inputs, data and assumptions used by management to determine the allocation of goodwill to I-System by examining audit evidence for key inputs, data and assumptions; evaluating management's application of the criteria for the loss of control by evaluating for contrary evidence on related documents for the transaction and management´s assessment of the master service agreement under IFRS 16; we also involved tax professionals to assess the Company´s sale tax implications. We also assessed the adequacy of the disclosures made by the Company with respect to the sale transaction.

/s/ Ernst & Young Auditores Independentes S.S.

We have served as the Company´s auditor since 2019.

Rio de Janeiro, Brazil

April 14, 2022

TIM S.A.
BALANCE SHEET
December 31, 2021 and 2020
(In thousands of reais)

	Notes	2021	2020

Assets		49,819,186	41,654,417

Current assets		15,398,048	10,411,556
Cash and cash equivalents	4	5,228,615	2,575,291
Marketable securities	5	4,568,020	2,070,438
Trade accounts receivable	6	3,066,906	3,051,834
Inventories	7	202,553	246,602
Recoverable indirect taxes, charges and contributions	8	354,620	374,015
Recoverable direct taxes, charges and contributions	9	1,311,906	1,421,112
Prepaid expenses	11	275,148	149,796
Derivative financial instruments	37	134,292	262,666
Leases	16	30,076	5,357
Other amounts recoverable	17	28,661	43,906
Other assets		197,251	210,539

Non-current assets		34,421,138	31,242,861
Marketable securities	5	11,508	7,061
Trade accounts receivable	6	186,301	128,827
Recoverable indirect taxes, charges and contributions	8	905,312	856,786
Recoverable direct taxes, charges and contributions	9	730,455	1,277,127
Deferred income tax and social contribution	10	536,888	550,646
Judicial deposits	12	718,773	794,755
Prepaid expenses	11	83,139	73,598
Derivative financial instruments	37	521,627	239,423
Leases	16	213,045	156,841
Other assets		18,908	30,024
Investment in an associate	13	1,601,703	-
Property, plant and equipment	14	18,308,400	18,100,698
Intangible assets	15	10,585,079	9,027,075

The accompanying notes are an integral part of the financial statements.

TIM S.A.
BALANCE SHEET
December 31, 2021 and 2020
(In thousands of reais)

	Notes	2021	2020

Total liabilities and shareholders' equity		49,819,186	41,654,417

Total liabilities		24,712,080	18,471,672

Current liabilities		10,611,482	8,301,956
Suppliers	18	3,267,404	3,128,732
Loans and financing	20	538,450	1,689,385
Lease liabilities	16	1,269,878	1,054,709
Derivative financial instruments	37	194,837	7,273
Payroll and related charges		303,239	272,635
Indirect taxes, charges and contributions payable	21	1,418,682	935,778
Direct taxes, charges and contributions payable	22	245,113	296,299
Dividends and interest on shareholders' equity payable	25	533,580	538,576
Authorizations payable	19	2,630,169	102,507
Deferred revenues	23	197,179	266,436
Other liabilities		12,951	9,626

Non-current liabilities		14,100,598	10,169,716
Loans and financing	20	3,307,015	655,647
Derivative financial instruments	37	13,950	28,893
Lease liabilities	16	7,793,661	7,324,126
Indirect taxes, charges and contributions payable	21	3,273	3,102
Direct taxes, charges and contributions payable	22	13,227	212,444
Provision for legal and administrative proceedings	24	960,881	886,947
Pension plans and other post-employment benefits	38	6,492	7,346
Authorizations payable	19	1,250,918	232,940
Deferred revenues	23	689,161	755,488
Other liabilities		62,020	62,783

Shareholders' equity	25	25,107,106	23,182,745
Share capital		13,477,891	13,477,891
Capital reserves		401,806	397,183
Profit reserves		11,236,551	9,317,356
Other comprehensive income		(4,285)	(4,848)
Treasury shares		(4,857)	(4,837)

The accompanying notes are an integral part of the financial statements.

TIM S.A.
STATEMENT OF INCOME
Years ended December 31, 2021, 2020 and 2019
(In thousands of reais, except when otherwise indicated)

	Notes	2021	2020	2019

Revenue	27	18,058,027	17,267,812	17,377,194

Costs of services provided and goods sold	28	(8,443,023)	(7,996,615)	(7,433,731)
Gross income		9,615,004	9,271,197	9,943,463

Operating income (expenses)
Selling expenses	28	(4,621,788)	(4,443,027)	(4,986,289)
General and administrative expenses	28	(1,723,384)	(1,673,290)	(1,717,859)
Share of loss of an associate	13	(11,572)	-	-
Other income (expenses), net	29	497,771	(351,854)	1,275,542
		(5,858,973)	(6,468,171)	(5,428,606)

Profit before financial income and expenses		3,756,031	2,803,026	4,514,857
Financial income	30	1,091,748	438,598	1,430,171
Financial expenses	31	(1,745,213)	(1,242,255)	(1,408,053)
Foreign exchange variations, net	32	659	(6,965)	(908)
		(652,806)	(810,622)	21,210
Profit before income tax and social contribution		3,103,225	1,992,404	4,536,067

Income tax and social contribution	33	(146,051)	(164,150)	(913,940)

Profit for the year		2,957,174	1,828,254	3,622,127

Earnings per share attributable to the Company’s shareholders (in R$ per share)

Basic earnings per share	34	1.22	0.76	1.50

Diluted earnings per share	34	1.22	0.76	1.50

The accompanying notes are an integral part of the financial statements.

TIM S.A.
STATEMENT OF COMPREHENSIVE INCOME
Years ended December 31, 2021, 2020 and 2019
(In thousands of reais)

	2021	2020	2019

Profit for the year	2,957,174	1,828,254	3,622,127

Other comprehensive income
Item that will not be reclassified to profit or loss in subsequent periods:
Pension plans and other post-employment benefits	853	(1,562)	(2,932)
Deferred taxes	(290)	531	997
Total comprehensive income for the year, net of tax	2,957,737	1,827,223	3,620,192

The accompanying notes are an integral part of the financial statements.

TIM S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2021, 2020 and 2019
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Reserve for expansion	Tax benefit reserve	Treasury shares	Other comprehensive income	Retained earnings	Total
Balances at January 01, 2021	13,477,891	397,183	1,036,194	6,499,602	1,781,560	(4,837)	(4,848)	-	23,182,745

Total comprehensive income for the year
Profit for the year	-	-	-	-	-	-	-	2,957,174	2,957,174
Remeasurement of post-employment benefit obligation	-	-	-	-			563	-	563
Total comprehensive income for the year	-	-	-	-	-	-	563	2,957,174	2,957,737
Total contributions from shareholders and distributions to shareholders
Long-term incentive plan (note 26)	-	4,623	-	-			-	-	4,623
Purchase of treasury shares, net of disposals	-	-	-	-		(20)	-	-	(20)
Allocation of profit for the year:
Legal reserve (note 25)	-	-	139,021	-			-	(139,021)	-
Interest on shareholders’ equity (note 25)	-	-	-	-				(1,047,500)	(1,047,500)
Tax benefit reserve (note 25)	-	-			176,741		-	(176,741)	-
Reserve for expansion (note 25)	-	-	-	1,593,912			-	(1,593,912)	-
Unclaimed dividends (note 25)	-	-	-	9,521			-	-	9,521
Total contributions from shareholders and distributions to shareholders	-	4,623	139,021	1,603,433	176,741	(20)	-	(2,957,174)	(1,033,376)
Balances at December 31, 2021	13,477,891	401,806	1,175,215	8,103,035	1,958,301	(4,857)	(4,285)	-	25,107,106

The accompanying notes are an integral part of the financial statements.

TIM S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2021, 2020 and 2019
(In thousands of reais)
				Profit reserves
	Share capital	Capital reserve	Legal reserve	Reserve for expansion	Tax benefit reserve	Treasury shares	Other comprehensive income	Retained earnings	Total
Balances at January 01, 2020	9,866,298	410,650	1,010,090	9,537,053	1,612,019	(3,204)	(1,088)	-	22,431,818
Total comprehensive income for the year
Profit for the year	-	-	-	-	-	-	-	1,828,254	1,828,254
Remeasurement of post-employment benefit obligation	-	-	-	-	-	-	(1,031)	-	(1,031)
Total comprehensive income for the year	-	-	-	-	-	-	(1,031)	1,828,254	1,827,223

Total contributions from shareholders and distributions to shareholders
Corporate restructure (note 1)	3,611,593	(20,892)	(57,604)	(3,535,824)		5,456	(2,729)	-	-
Long-term incentive plan (note 26)	-	7,425	-	-			-	-	7,425
Purchase of treasury shares, net of disposals	-	-	-	-		(7,089)	-	-	(7,089)
Allocation of profit for the year (note 25):
Legal reserve (note 25)	-	-	83,708	-			-	(83,708)	-
Interest on shareholders’ equity (note 25)	-	-	-	-				(1,083,000)	(1,083,000)
Tax incentive reserve (note 25)	-	-			169,541		-	(169,541)	-
Reserve for expansion (note 25)	-	-	-	492,005			-	(492,005)	-
Unclaimed dividends (note 25)	-	-	-	6,368			-	-	6,368
									-
Total contributions from shareholders and distributions to shareholders	3,611,593	(13,467)	26,104	(3,037,451)	169,541	(1,633)	(2,729)	(1,828,254)	(1,076,296)
Balances at December 31, 2020	13,477,891	397,183	1,036,194	6,499,602	1,781,560	(4,837)	(4,848)	-	23,182,745

The accompanying notes are an integral part of the financial statements.

TIM S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2021, 2020 and 2019
(In thousands of Reais)
			Profit reserves
	Share capital	Capital reserves	Legal reserve	Reserve for expansion	Tax benefit reserve	Treasury shares	Other comprehensive income	Retained earnings	Total
Balances as at January 01, 2019	9,866,298	412,091	838,692	7,267,574	1,417,858	(8,523)	847	-	19,794,837

Total comprehensive income for the year
Profit for the year								3,622,127	3,622,127
Remeasurement of post-employment benefit obligation	-	-	-	-	-	-	(1,935)	-	(1,935)
Total comprehensive income for the year	-	-	-	-	-	-	(1,935)	3,622,127	3,620,192
Total contributions from shareholders and distributions to shareholders
Long-term incentive plan (note 26)	-	(1,441)	-	-		-	-	-	(1,441)
Purchases of treasury shares, net of disposals	-	-	-	-		5,319	-	-	5,319
Allocation of profit for the year:
Legal Reserve (note 25)	-	-	171,398	-		-	-	(171,398)	-
Interest on shareholders’ equity (note 25)	-	-	-	-		-		(995,438)	(995,438)
Tax benefit reserve (note 25)	-	-		-	194,161	-	-	(194,161)	-
Reserve for expansion (note 25)	-	-	-	2,261,130		-	-	(2,261,130)	-
Unclaimed dividends (note 25)	-	-	-	8,349		-	-	-	8,349
Total contributions from shareholders and distributions to shareholders	-	(1,441)	171,398	2,269,479	194,161	5,319	-	(3,622,127)	(983,211)
Balances as at December 31, 2019	9,866,298	410,650	1,010,090	9,537,053	1,612,019	(3,204)	(1,088)	-	22,431,818

The accompanying notes are an integral part of the financial statements.

TIM S.A.
STATEMENT OF CASH FLOWS
Years ended December 31, 2021, 2020 and 2019
(In thousands of reais)

	Notes	2021	2020	2019
Operating activities
Profit before income tax and social contribution		3,103,225	1,992,404	4,536,067
Adjustments to reconcile profit before income tax and social contribution to net cash generated by operating activities:
Depreciation and amortization	28	5,691,696	5,527,012	5,128,981
Share of loss of an associate	13	11,572	-	-
Residual value of property, plant and equipment and intangible written-off		51,913	(88,085)	32,411
Gain on sale of 51% of I-Systems (formerly FiberCo) (note 1)		(782,237)	-	-
Interest on asset retirement obligation		1,486	(284)	226
Provision for legal and administrative proceedings	24	278,789	333,724	547,691
Inflation adjustment on judicial deposits and legal and administrative proceedings		(27,768)	138,109	200,469
Interest, monetary and foreign exchange variations on loans and other financial adjustments		119,864	168,362	(950,675)
Interest on lease liabilities		858,259	910,691	821,463
Interest on lease receivable		56	(10,698)	(6,422)
Provision for expected credit losses	28	544,642	552,817	748,291
Long-term incentive plans	26	15,672	2,588	3,443
		9,867,169	9,526,640	11,061,945
Decrease (increase) in operating assets
Trade accounts receivable		(583,346)	(390,087)	(1,027,131)
Recoverable taxes, charges and contributions		664,397	1,260,949	(1,601,276)
Inventories		44,050	(43,325)	(20,219)
Prepaid expenses		(134,893)	20,928	100,917
Judicial deposits		215,698	203,567	296,486
Other assets		41,610	(111,003)	5,059
Increase (decrease) in operating liabilities
Payroll and related charges		35,506	53,667	6,736
Suppliers		153,357	(818,989)	(401,200)
Taxes, charges and contributions payable		366,605	(320,674)	40,045
Authorizations payable		(8,604)	(10,871)	(100,182)
Payments for legal and administrative proceedings	24	(316,804)	(413,635)	(715,203)
Deferred revenues		(135,583)	(87,188)	(204,355)
Other liabilities		(116,981)	(126,530)	(215,063)
Cash generated by operations		10,092,181	8,743,449	7,226,559
Income tax and social contribution paid		(14,094)	(69,578)	(161,833)
Net cash flows from operating activities		10,078,087	8,673,871	7,064,726

TIM S.A.
STATEMENT OF CASH FLOWS
Years ended December 31, 2021, 2020 and 2019
(In thousands of reais)

	Notes	2021	2020	2019
Investing activities
Marketable securities		(2,502,030)	(1,428,888)	131,742
Cash from the sale of 51% of I-Systems (formerly FiberCo) (note 1)		1,096,294	-	-
Cash from the merger of TIM Participações		-	21,959	-
Additions to property, plant and equipment and intangible assets (i)		(5,283,707)	(3,891,306)	(3,853,484)
Other derivatives		-	(161,429)	-
Proceeds received fromleases		47	4,879	9,100
Net cash flows used in investing activities		(6,689,396)	(5,454,785)	(3,712,642)

Financing activities
New loans		3,062,000	1,800,000	1,000,000
Amortization of loans		(1,710,935)	(1,806,922)	(723,500)
Interest paid on loans		(78,952)	(72,643)	(96,649)
Lease payments		(1,179,723)	(927,903)	(800,621)
Interest paid on lease liabilities		(832,928)	(794,391)	(785,091)
Proceeds from financing for the 5G license acquisition		843,020	-	-
Derivative financial instruments		216,197	27,070	32,761
Purchase of treasury shares, net of disposals		(11,069)	-	435
Dividends and interest on shareholders’ equity paid		(1,042,976)	(1,153,054)	(770,139)
Net cash flows used in financing activities		(735,366)	(2,927,843)	(2,142,804)

Increase in cash and cash equivalents		2,653,325	291,243	1,209,280

Cash and cash equivalents at the beginning of the year		2,575,290	2,284,048	1,075,530
Cash and cash equivalents at the end of the year		5,228,615	2,575,291	2,284,810

(i)	For the effects of the 5G acquisition with no cash impact, see note 40.

The accompanying notes are an integral part of the financial statements.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS December 31, 2021 (In thousands of Reais, except when otherwise indicated)

1.	Operations

Corporate structure

TIM S.A. (“TIM” “Company” and/or “TIM Group”) is a public limited company with Registered office in the city of Rio de Janeiro, RJ, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group that held 66.59% of the share capital of TIM S.A. on December 31, 2021 (66.58% on December 31, 2020).

The Company provides Landline Switched Telephone Service (”STFC“) in Local, National Long-Distance and International Long-Distance modes, as well as Personal Mobile Service (”SMP“) and Multimedia Communication Service (”SCM"), in all Brazilian states and in the Federal District.

The Company's shares are traded on B3 (formerly BM&F/Bovespa). Additionally, TIM S.A. has American Depositary Receipts (ADRs), Level II, traded on the New York Stock Exchange (NYSE) – USA. As a result, the company is subject to the rules of the Securities and Exchange Commission of Brazil (“CVM”) and the Securities and Exchange Commission (“SEC”). In order to comply with good market practices, the company adopts as a principle the simultaneous disclosure of its financial information in both markets, in reais, in Portuguese and English.

In December 2020, TIM’s Board of Directors, after analyzing the studies prepared and the non-binding proposals received, approved, in a meeting held on December 10, 2020, the incorporation of FiberCo Soluções de Infraestrutura Ltda., as preparation for future segregation of assets and provision of infrastructure services for residential fiber optic of TIM S.A.

On May 5, 2021, TIM S.A. informed its shareholders and the market in general that, at a meeting of the Company’s Board of Directors held on the same day, an agreement between TIM S.A. and IHS Fiber Brasil - Cessão de Infraestruturas Ltda. (“IHS”) was approved for the acquisition, by IHS, of an equity interest in FiberCo Soluções de Infraestrutura S.A. (“FiberCo”).

The process for acquisition of equity interest at FiberCo, later named I–Systems, by IHS was completed on November 16, 2021. As a result, IHS currently holds 51% of the share capital of I-Systems, with TIM S.A. having a minority (non-controlling) interest of 49% in I-Systems.

The details of the sale of FiberCo’s equity interest are described below.

Corporate Reorganization

Sale of 51% of I-Systems (formerly FiberCo) to IHS

On May 5, 2021, the Company disclosed the decision of its Board of Directors on the sale by TIM of 51% of the share capital of FiberCo to IHS, with the remaining 49% remaining under the control of the Company upon closing of the transaction.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS On December 31, 2021 - continued (In thousands of Reais, except when otherwise indicated)

FiberCo was established by the Company to segregate network assets and provide infrastructure services. FiberCo was born to implement, operate and maintain last-mile infrastructure for broadband access to be offered in the wholesale market. Nevertheless, the terms of the agreement define TIM as current main customer, having the prerogative of 6 months of exclusivity after entering new areas.

In November 2021, as a result of the spin-off of net assets from the broadband business and with the subsequent disposal of 51% of its equity interest on behalf of IHS, TIM S.A. recorded an investment in an associated company in the amount of R$ 1,612,957, at fair value, for the remaining minority interest (non-controlling) of 49%.

Currently, due to the closing of the transaction, TIM S.A. wrote-off about 90% of the total goodwill recorded in the acquisition of TIM Fiber SP Ltda. and TIM Fiber RJ S.A. in the amount of R$ 1,051,477.

According to the valuation report of the net assets and liabilities, the calculated amount of R$ 1,211,789 was paid-in as share capital of I-Systems on November 1, 2021.

The process of selling the 51% equity interest in the new company, I-Systems, to IHS was completed on November 16, 2021. For the conclusion of the sale, IHS made a capital contribution of R$ 582,498 (primary) in the new company (I-Systems) and the payment of R$ 1,096,294 (secondary) directly to TIM S.A., thus totaling R$ 1,678,792 for the acquisition of a 51% equity interest. The fair value calculated for 100% of the new company was R$ 3,291,749.

Upon closing, the interest in the investee was recorded at fair value as provided for by IFRS 10, and evaluated by the equity method subsequently, as defined in IAS 28.

As provided for in IFRS 10, the sale of an investment with loss of control must be recognized by the total write-off of the investment and recognition of part of the associated company’s investment at fair value.

The effects of the transaction are detailed below:

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS On December 31, 2021 - continued (In thousands of Reais, except when otherwise indicated)

Description	12/31/2021

Transaction price	1,096,294
Investment registration at fair value	1,612,957

Cost of assets
Derecognition of the assets and liabilities of the subsidiary	(1,211,472)
Write-off of goodwill	(1,051,477)
Write-off of deferred tax on goodwill amortized	335,935

Gain on transaction	782,237
Income tax and social contribution	(509,245)
Net gain on transaction	272,992

Gain before income tax and social contribution on remeasurement of investment at fair value	668,720
Gain before income tax and social contribution on asset disposal	113,517

Merger of TIM Participações by TIM S.A.

On July 29, 2020, the Board of Directors of the Company approved the submission to the Extraordinary General Meeting of the proposed merger of TIM Participações by TIM S.A.

The Extraordinary General Meeting was held on August 31, 2020, and approved, by a majority of votes, the incorporation of TIM Participações by TIM S. A, in accordance with the protocol and justification of Incorporation concluded between the administrations of the Companies on July 29, 2020.

As a result the Company’s Management proceeded with the merger on August 31, 2020, based on the net book assets of TIM Participações, in the amount of R$ 355,323.

The changes in TIM Participações’s equity between the date of the report (March 31, 2020) and the merger (August 31, 2020) were transferred, absorbed and incorporated into the operating income of TIM Participações S.A. (incorporated), as set forth in the protocol of incorporation. As a result of the merger, all operations of TIM Participações were transferred to TIM S.A., which succeeded it in all its assets, rights and obligations, universally and for all purposes of law. This transaction had no economic or tax impact and the incorporated goodwill will not be used for the purposes of any tax offsets.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS On December 31, 2021 - continued (In thousands of Reais, except when otherwise indicated)

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

After the merger, TIM S.A. started to be traded with the codes TIMS3 on B3 and TIMB on the NYSE.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS On December 31, 2021 - continued (In thousands of Reais, except when otherwise indicated)

2.	Management statement and basis of preparation of the financial statements

The financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties.

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

The related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2019 are those of TIM Participações.

The number of shares of TIM S.A. prior to the Corporate reorganization was 2,420,447,019, an equivalent number of common shares of the extinguished entity TIM Participações as of the date of the merger. Consequently, basic and diluted earnings per share presented in note 34 were not impacted by the corporate reorganization.

The impact of the reverse merger of TIM Participações by TIM S.A. was limited to reclassifications among certain accounts within the current year statement of changes in shareholders’ equity as follows:

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS On December 31, 2021 - continued (In thousands of Reais, except when otherwise indicated)

Equity accounts	The Company’s equity reserves	Impact on TIM S.A. statement of changes in equity	TIM Participações
Share capital	13,477,891	3,611,593	9,866,298
Capital reserve	397,183	(20,892)	418,075
Legal reserve	1,036,194	(57,603)	1,093,797
Tax benefit reserve	1,781,560	-	1,781,560
Reserve for expansion	6,499,602	(3,535,824)	10,035,426
Treasury shares	(4,837)	5,456	(10,293)
Other comprehensive income	(4,848)	(2,730)	(2,118)
Total	23,182,745	-	23,182,745

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

Foreign currency transactions are recognized at the exchange rate on the date of the transaction. Monetary items in foreign currency are converted into reais at the exchange rate on the balance sheet date, informed by Banco Central do Brasil (Central Bank of Brazil). Foreign exchange gains and losses linked to these items are recorded in the statement of income.

d.	Segment information

Operating segments are components of the entity that carry out business activities from which revenues can be obtained and expenses incurred. Its operating results are regularly reviewed by the entity's main operations manager, who makes decisions on resource allocation and evaluates segment performance. For the segment to exist, individualized financial information is required.

The main operational decision maker in the Company, responsible for the allocation of resources and periodically evaluating performance, is the Executive Board, which, along with the Board of Directors, are responsible for making the strategic decisions of the company and its management.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS On December 31, 2021 - continued (In thousands of Reais, except when otherwise indicated)

The Group's strategy is focused on optimizing results, and from the corporate reorganization mentioned in note 1, all the operating activities of the group are concentrated exclusively in TIM S.A.. Although there are diverse activities, decision makers understand that the company represents only one business segment and do not contemplate specific strategies focused only on one service line. All decisions regarding strategic, financial planning, purchases, investments and investment of resources are made on a consolidated basis. The aim is to maximize the consolidated result obtained by operating the SMP, STFC and SCM licenses.

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

The purchase accounting method is used to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of the assets acquired, equity instruments (i.e.: shares) and liabilities incurred or assumed by the acquirer on the date of the change of control. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at fair value on the date of acquisition, regardless of the proportion of any minority interest. The portion exceeding the acquisition cost of the Group's interest in the acquired identifiable net assets, is recorded as goodwill. Should the acquisition cost be less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in the statement of income as a revenue once concepts and calculations applied are reviewed.

Intercompany transactions, as well as the balances and unrealized gains and losses in those transactions, are eliminated. The base date of the financial information used for consolidation purposes is the same for all the companies in the Group.

As of December 31, 2020, the Company only had one subsidiary named I-Systems (formerly FiberCo). The consolidated financial statements as of December 31, 2021 is not being presented since I-Systems had been sold before December 31, 2021, as described in Note 1. The Company had 51% of its equity interest on the investee sold to IHS, and TIM S.A. now holds a non-controlling minority interest of 49%. At that moment, TIM S.A. started having I-Systems as an affiliated company and to record the income (loss) of this company under the equity method, no longer consolidating it. That said, the balances of December 31, 2021 are not comparable to the same of December 31, 2020.

f.	Approval of financial statements

These financial statements were approved by the Board of Directors of the Company on April 14, 2022.

g.	New standards, amendments and interpretations of standards

The following new standards/amendments were issued by the International Accounting Standards Board (IASB), are effective for the year ended December 31, 2021.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS On December 31, 2021 - continued (In thousands of Reais, except when otherwise indicated)

·	Amendments to IFRS 16, IFRS 4, IFRS 7 and IFRS 9: Benchmark Interest Rate Reform

The amendments to Pronouncements IAS 39 and IFRS 9 provide for temporary exceptions that address the financial statement effects when a rate of interbank deposit certificate is replaced with an alternative to an almost risk-free rate. The amendments include the following practical expedients:

·	A practical expedient that requires contractual changes, or changes in cash flows which are directly required by the reform, to be treated as changes in a floating interest rate, equivalent to a change in a market rate;

·	A practical expedient that allows changes required by the reform, to be carried out in hedge designation and documentation and hedge relationship will not be discontinued.

·	A practical expedient that provides a temporary exception to entities so they will comply with the separately identifiable requirement when a risk-free rate instrument is designated as a hedge risk component.

These changes have not impacted the individual and consolidated financial statements of the Group.

If they become applicable, the group intends to use the practical expedients in future periods.

·	IFRS 16 COVID-19 related benefits granted to leaseholders in lease agreements that go beyond June 30, 2021.

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

The amendment was intended to be applied until June 30, 2021, but as the impact of COVID-19 pandemic may continue, on March 31, 2021, the IASB extended the application period of this practical expedient to June 30, 2022. This amendment becomes effective for the fiscal years beginning on or after January 1, 2021. However, the Group has not yet received COVID-19 benefits granted to lessees, but the application of practical expedient is planned to be applied once it is available within the standard period.

The following new standards were issued by the International Accounting Standards Board (IASB), but are not effective for the year ended December 31, 2021.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS On December 31, 2021 - continued (In thousands of Reais, except when otherwise indicated)

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

This standard does not apply to the Company.

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

·	Amendments to IAS 8: Definition of accounting estimates

In February 2021, IASB issued amendments to IAS 8, in which the definition of ‘accounting estimates’ is introduced. The amendments clarify the difference between changes in accounting estimates and changes in accounting policies and correction of errors. Additionally, they clarify how entities use measurement and input techniques to develop accounting estimates.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS On December 31, 2021 - continued (In thousands of Reais, except when otherwise indicated)

The amendments will become effective for periods beginning on or after January 1, 2023 and will be applied to changes in accounting policies and estimates that occur on or after the beginning of that period. If disclosed, early adoption is allowed.

Amendments are not expected to have a significant impact on the Group’s financial statements.

·	Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of accounting policies

In February 2021, IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgments, in which guides and examples are provided to help entities to apply materiality judgment to the disclosure of accounting policies. The aim of amendments is to assist entities in the disclosure of accounting policies that are most useful by replacing the requirement for disclosure of significant accounting policies to material accounting policies and adding guides about how entities should apply the concept of materiality to make decisions about the disclosure of accounting policies.

The amendments to IAS 1 are applicable for periods started as of or after January 1, 2023, with early adoption allowed. Since the amendments to Practice Statement 2 provide non-mandatory guides about the application of material definition to the accounting policy information, an adoption date is not required for this amendment.

The Group is currently evaluating the impacts of these amendments to the accounting policies disclosed.

COVID-19 impacts

Since March 2020, a pandemic was declared by the World Health Organization due to the outbreak of the new Coronavirus (COVID-19). The main impacts and first cases were recorded in Brazil and in the world also in the first quarter of 2020.

The outbreak of COVID-19 developed rapidly in 2020 and continues until 2021. The measures taken to contain the virus greatly affected economic activity, including some impacts on the operating results and cash flows of the Companies in Brazil. Throughout 2020, lockdowns were decreed in several states in Brazil, lasting from March to June 2020.

In 2020, the Company has a robust infrastructure and is part of an extremely important segment in this period of crisis, essential for the population, government and health system.  After an internal analysis, there was no indication of impairment of assets or risks associated with the fulfillment of obligations since the Company is not highly leveraged and still has credit lines available to be used in the event of a significant reduction in cash volume.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS On December 31, 2021 - continued (In thousands of Reais, except when otherwise indicated)

In 2021, the crisis worsened with an increase in the number of cases. Consequently, there was a need for new restrictive measures, including the closing of the trade, impacting the operation of stores again; however, the restrictions’ period was shorter in relation to 2020, thus, reducing the impact of closing of stores. Said restrictions were implemented mainly in the month of March in different cities in Brazil.

In September 2021, the country showed a significant evolution in vaccination levels, with a reduction in the transmission rate and number of cases. Thus, there was a slight improvement in economic activities. In June, the stores returned with activities with a positive impact on device sales.

We are in the 2nd year of the pandemic and there is no impact on the Company’s financial statements.

3.	Estimates and areas where judgment is significant in the application of the Company's accounting policies

Accounting estimates and judgments are continuously assessed. They are based on the Company's historical experience and on other factors, such as expectations of future events, considering the circumstances present on the base date of financial statements.

By definition, the resulting accounting estimates will rarely be the same as the actual results. The estimates and assumptions that present a significant risk, with the probability of causing a material adjustment to the book values of assets and liabilities for the fiscal period, are covered below.

(a)       Impairment loss on non-financial assets and investments in associated companies

Impairment losses occur when book value of an asset or cash generating unit exceeds its recoverable value, which is the highest of fair value less selling costs and value in use. Calculation of fair value less selling costs is based on information available on similar assets’ selling transactions or market prices less additional costs to dispose of the asset. The calculation of value in use is based on the discounted cash flow model.

Any reorganization activities with which the Company is not committed to on the reporting date of the Presentation of financial statements or significant future investments that could improve the asset base of the cash generating unit under test are excluded for impairment testing purposes.

The main non-financial assets for which this assessment was made are goodwill recorded by the Company (note 15) and its tangible and intangible assets.

Net investments in associated companies are valued after applying the equity method to determine whether there is any objective evidence of impairment. The recoverable amount of an investment in an associated company must be determined for each investment, unless the associated company does not generate cash inflows on an ongoing basis that are largely independent of those generated by the entity’s other assets. The investment in an associated company was valued as described in Note 13.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS On December 31, 2021 - continued (In thousands of Reais, except when otherwise indicated)

(b)       Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated according to interpretations of current legislation and IAS 12. This process typically involves complex estimates to determine taxable income and temporary differences. In particular, the deferred assets on tax losses, negative basis of social contribution and temporary differences is recognized in proportion to the probability that future taxable income is available and can be used. The measurement of the recoverability of deferred income tax on tax losses, negative basis of social contribution and temporary differences takes the history of taxable income into account, as well as the estimate of future taxable income (note 10).

(c)       Provision for legal and administrative proceedings

The legal and administrative proceedings are analyzed by the Management along with its legal advisors (internal and external). The Company considers factors in its analysis such as hierarchy of laws, precedents available, recent court judgments, their relevance in the legal system and payment history. These assessments involve Management’s judgment (note 24).

(d)       Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived from market (note 37).

(e)       Unbilled revenues

Since some cut dates for billing occur at intermediate dates within the months of the year, as the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on estimate that takes into consideration historical consumption data, number of days elapsed since the last billing date, among others (note 27).

(f)       Leases

The Company has a significant number of the lease contracts in which it acts a lessee (note 16), and with the adoption of the accounting standard IFRS 16 – Leases, on 01/01/2019, certain judgments were exercised by Company’s management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the period covered by options to extend the contract term, when the exercise depends only from the Company, and this exercise is reasonably certain; and (ii) using certain assumptions to calculate the discount rate.

The company is not able to readily determine the interest rate implicit on the lease and, therefore, considers its incremental rate on loans to measure lease liabilities. Incremental rate on the lessee’s loan is the interest rate that the lessee would have to pay when borrowing, for a similar term and with a similar guarantee, the resources necessary to obtain the asset with a value similar to the right of use asset in a similar economic environment. The company estimates the incremental rate using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of debt) in this estimate.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS On December 31, 2021 - continued (In thousands of Reais, except when otherwise indicated)

4.	Cash and cash equivalents

These are financial assets measured at amortized cost through the effective interest rate method.

The Company’s Management determines the classification of its financial assets upon initial recognition.

	2021	2020

Cash and banks	99,821	100,009
Unrestrictedly available financial investments investments:
Bank Deposit Certificates (CDB)/Repurchase and resale agreements	5,128,794	2,475,282

	5,228,615	2,575,291

Bank certificates of deposit (“CDBs”) and committed transactions are nominative securities issued by banks and sold to the public as a form of fund raising. Such securities may be traded during the contracted term, at any time, without significant loss in their value and are used for the fulfilment of short-term obligations by the company.

The annual average return of the Company's investments related to CDBs and Committed Operations is 101.57% (101.24% as of December 31, 2020) of the variation of the Interbank Deposit Certificate – CDI.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

5.	Marketable securities

Comprise financial assets measured at fair value through profit or loss.

 Schedule of marketable securities

	2021	2020

FUNCINE (i)	11,508	7,061
Fundo Soberano (ii)	9,624	5,220
FIC: (iii)
Government bonds (iv)	2,975,613	1,345,797
CDB (v)	40,496	17,370
Financial bills (vi)	703,118	292,500
Other (vii)	839,169	409,551
	4,579,528	2,077,499

Current portion	(4,568,020)	(2,070,438)
Non-current portion	11,508	7,061

(i)	As of December 2017, the Company, with the aim of using tax deductibility benefit for income tax and social contribution purposes, started investing in the National Film Industry Financing Fund (FUNCINE). The average remuneration in 2021 is -0.06% p.a. (-3.34% p.a. on December 31, 2020).
(ii)	Fundo Soberano is composed only of federal government bonds. The average remuneration in 2021 is 95.13% (87.71% on December 31, 2020) of the variation of the interbank deposit certificate – CDI.
(iii)	In August 2017, the Company invested in open FIC's (Quota Investment Fund). Funds are mostly made up of federal government bonds and papers from top-tier financial institutions. The average remuneration in 2021 of the FICs was 122.76% (112.72% on December 31, 2020) of the variation of the Interbank Deposit Certificate – CDI.
(iv)	Government bonds are fixed income financial instruments issued by the National Treasury to finance the activities of the Federal Government.
(v)	The CDB operations are emitted by the banks with the commitment of stock buyback by the bank itself and with predetermined taxes.
(vi)	The Financial bills is a fix income tittle emitted by financial institutions with the objective of a long-term fund raising
(vii)	Is represented by: Debentures, FIDC, commercial notes, promissory notes, bank credit note.

6.	Trade accounts receivable

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (“unbilled”) up to the balance sheet date. Accounts receivable from clients are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method less the provision for expected credit losses ("impairment").

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

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

The fair value of trade accounts receivable is close to the book value recorded on December 31, 2021 and December 31, 2020.

The average rate considered in calculating the present value of accounts receivable recorded in the long term is 0.19% (0.22% on December 31, 2020).

	2021	2020
Trade accounts receivable	3,253,207	3,180,661

Gross accounts receivables	4,000,026	3,831,921

Billed services	2,107,682	2,039,403
Unbilled services	849,762	817,669
Network use (interconnexion)	504,333	399,083
Goods sold	521,362	552,962
Contractual assets (note 23)	15,340	14,914
Other accounts receivable	1,547	7,890

Provision for expected credit losses	(746,819)	(651,260)

Current portion	(3,066,906)	(3,051,834)
Non-current portion	186,301	128,827

The movement of the provision for loss on expected settlement credits, accounted for as an asset reduction account, was as follows:

	2021	2020

Opening balance	651,260	774,077
Supplement to expected losses	544,642	552,817
Write-off of provision	(449,083)	(675,634)

Closing Balance	746,819	651,260

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

The aging of accounts receivable is as follows:

	2021	2020

Total	4,000,026	3,831,921

Undue	2,895,999	2,785,469
Overdue up to (days):
30	246,195	248,955
60	100,027	84,218
90	77,280	71,635
>90	680,525	641,644

7.	Inventories

Inventories are presented at the average acquisition cost. A loss is recognized to adjust the cost of Handsets and accessories to the net realizable value (selling price) when this value is less than the average acquisition cost.

	2021	2020

Inventories	202,553	246,602

Inventories	214,605	257,477
Mobile handsets and tablets	140,934	186,961
Accessories and prepaid cards	53,791	55,558
TIM chips	19,880	14,958

Losses on adjustment to realizable amount	(12,052)	(10,875)

8.	Recoverable indirect taxes, charges and contributions

	2021	2020

Recoverable indirect taxes, fees and contributions	1,259,932	1,230,801

ICMS	1,216,912	1,188,018
Other	43,020	42,783

Current portion	(354,620)	(374,015)
Non-current portion	905,312	856,786

The amounts of recoverable ICMS (state VAT) are mainly comprised by:

(i)	credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months).
(ii)	ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.
(iii)	ICMS credits from the final and unappealable decision in May 2021 for a lawsuit involving the repetition of prepaid telephone services in Santa Catarina, in the amount of R$52 million.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

9.	Recoverable direct taxes, charges and contributions

 Schedule of direct taxes, fees and contributions recoverable

	2021	2020

Recoverable direct taxes, charges and contributions	2,042,361	2,698,239

Income tax (IR) and social contribution (CS) (i)	807,096	381,905
PIS / COFINS (ii)	1,164,772	2,253,545
Other	70,493	62,789

Current portion	(1,311,906)	(1,421,112)
Non-current portion	730,455	1,277,127

(i)

Income tax and social contribution amounts are mainly related to other income tax and social contribution credits from previous years, whose current estimated term for use is later than 12 months.

In September 2021, the Federal Supreme Court (STF), with general repercussions, established an understanding for the non-levy of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the monetary restatement using the SELIC rate in cases of undue payment. Although the aforementioned decision is still pending publication, as well as the specific TIM lawsuit is still pending judgment, TIM recorded its best estimate to date, in the amount of R$ 547 million, since the likelihood of a favorable outcome for the Company becomes probable.

(ii)	The Recoverable PIS/COFINS amounts mainly refer to credits from a legal proceeding filed by TIM Celular S.A. (ultimately merged into TIM S.A., as well as TIM S.A. itself), with a favorable final decision in Higher Courts which discussed the exclusion of the ICMS from the PIS and COFINS calculation bases. According to the Company’s internal assessment, we expect to use these credits by the 2nd quarter of 2022.

In March 2017, the Federal Supreme Court (“STF”) recognized the unconstitutionality of including ICMS amounts in the calculation base of PIS and COFINS contributions.  TIM S.A. (previously named “Intelig Telecomunicações Ltda.”), as the surviving company from the merger of TIM Celular S.A. and other entities existing in the Group in the past, which had filed proceedings of the same nature, has been challenging this issue in court since 2006, with effects retroactive to five years, as permitted by the legislation. The total amount recorded in 2019 related to these credits was R$ 3,023 million, of which R$1,795 million relates to principal and R$1,228 million was inflation adjustment.

The amount recorded are updated monthly at the interest rate equivalent to the reference rate of the Special Settlement and Custody System (Selic), available on the website of the Brazilian Federal Revenue.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

In 2020, TIM had utilized credits arising from the process of exclusion of ICMS from the calculation bases of PIS and COFINS, for payments of federal taxes, in the total amount of R$ 1,516 million. In 2021, total offsetting of R$ 957 million was made for said PIS and COFINS credits.

In May 2021, the Brazilian Supreme Court (STF) ended the discussion regarding the credit rights of the companies, defining in the judgment of Motions for Clarification that the exclusion of ICMS from the PIS and COFINS calculation basis is valid as of March 15, 2017, when the general repercussion thesis (Topic 69) was established, in the judgment of Special Appeal (RE) No. 574706.

Considering that the judges ratified that the ICMS not included in the PIS/COFINS calculation basis is highlighted in the invoice, we confirm that the procedures adopted by TIM S.A., when providing for PIS/COFINS credits, are adequate.

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

The balances of deferred income tax assets and liabilities are presented at net value in balance sheet when there is the legal right and the intention of offsetting them upon calculation of current taxes, in general related to the same legal entity and the same tax authority. Thus, deferred tax assets and liabilities belonging to different entities are in general shown separately, not at their net amounts.

On December 31, 2021 and 2020, the rates in force were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation in regard to the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each fiscal year, according to the current tax legislation.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

The amounts recorded are as follows:

	2021	2020
Tax loss and negative basis of social contribution	219,876	475,128
Temporary differences:
Provision for legal and administrative proceedings	330,627	303,948
Losses on doubtful accounts receivable	257,529	224,459
Adjustments to present value – 3G license	3,298	5,240
Lease of LT Amazonas infrastructure	32,377	29,971
Employee profit sharing	40,177	36,915
Taxes with enforceability suspended (i)	437,950	258,246
Amortized Goodwill – TIM Fiber (ii)	(34,560)	(370,494)
Derivative financial instruments	(143,948)	(154,718)
Capitalized interest on 4G authorization	(233,433)	(262,608)
Deemed costs – TIM S.A	(42,617)	(53,792)
Adjustments to lease agreements	369,521	303,833
Accelerated depreciation (iii)	(466,863)	(266,464)
Fair value adjustment I–Systems (former FiberCo) (iv)	(249,477)	-
Other	16,431	20,982
	536,888	550,646
Deferred active tax portion	536,888	550,646

(i)	Mainly represented by the Fistel fee for the financial years 2020 and 2021. The Operating Inspection Fee (TFF) for the years 2020 and 2021 had its payments suspended by virtue of an injunction and, therefore, still do not have a specific date for payment. See note 21 for details.
(ii)	Represented by the goodwill on the business combination of companies TIM Fiber RJ and SP acquired by TIM in 2012, partially realized in November 2021 once this transaction is completed.
(iii)	As of the 1Q20, TIM S.A. excludes the portion of acceleration of depreciation of movable assets belonging to property, plant and equipment from the calculation basis of the IRPJ and CSLL, due to their uninterrupted use in three operating shifts, supported by technical expert report, as provided for in Article 323 of the RIR/2018, or by the adequacy to the tax depreciation provided for in IN 1700/2017. Such tax adjustment generated a deferred liability of R$ 467 million until December 31, 2021 (R$ 266.5 million up to December 31, 2020) and applied as of January 1, 2020.
(iv)

Refers to deferred charges on the fair value of the non-majority interest calculated in the sale transaction described in Note 1 that took place in November 2021 between TIM S.A. and IHS Fiber Brasil - Cessão de Infraestruturas Ltda.

Expectation of recovery of tax credits

The estimates of recoverability of tax credits were calculated taking into consideration financial and business assumptions available on December 31, 2021.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

Based on these projections, the company has the following expectation of recovery of credits:

Deferred income tax and social contribution	Tax losses and negative basis
2022	103,847
2023	79,581
2024	36,448
2025	-
Total	219,876

The company based on a history of profitability and based on projections of future taxable results, constitutes deferred income tax credits and social contribution on all of its tax losses, negative social contribution basis and temporary differences.

The Company used credits from tax losses and the negative basis of social contribution in the amount of R$ 255,252 during the year up to December 31, 2021 (R$ 325,583 on December 31, 2020, including tax losses).

11.	Prepaid expenses

 Schedule of prepaid expenses

	2021	2020

	358,287	223,394
Advertisements not released (i)	86,154	1,679
Rentals and insurance	67,034	69,208
Incremental costs for obtaining contracts with customers (ii)	153,988	125,114
IT Services (iii)	28,626	10,535
Other	22,485	16,858
Current portion	(275,148)	(149,796)
Non-current portion	83,139	73,598

(i)	Represent prepaid payments of advertising expenses for products and services of the TIM brand that are recognized in the result according to the period of serving the advertisement.
(ii)

It is substantially represented by incremental costs related to sales commissions paid to partners for obtaining customer contracts arising from the adoption of IFRS 15, which are deferred to the result in accordance with the term of the contract and/or economic benefit, usually from 1 to 2 years.

(iii)	They represent prepayments of IT services expenses for network migration of information to the “cloud.”

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

12.	Judicial deposits

 Schedule of detailed information about judicial deposits

They are recorded at historical cost and updated according to current legislation:

	2021	2020

	718,773	794,755

Civil	285,583	315,312
Labor	128,607	149,390
Tax	178,914	181,670
Regulatory	111	111
Online attachment (i)	125,558	148,272

(i)	Refer to legal blockages directly in the company's current accounts and financial investments linked to certain legal proceedings. This amount is periodically analyzed and when identified, reclassification is made to one of the other specific accounts of the legal deposit item.

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

There are some processes with differentiated matters, for instance, in which the value set by ANATEL for vacating certain transmission sub-bands is discussed, enabling the implementation of 4G technology. In this case, the amount deposited updated in court under discussion is R$ 72,533 (R$ 70,560 on December 31, 2020).

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third-party service providers.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

Tax

The company has legal deposits, relating to tax matters, made to support several ongoing legal discussions. Such deposits mainly relate to the following discussions:

(a)	Use of credit in the acquisition of electricity directly employed in the production process of companies, matter with positive bias in the judiciary. The current value of the deposits referring to this discussion is R$ 34,289 (R$ 34,544 on December 31, 2020).

(b)	CPMF levy on loan conversion operations into the Company’s equity; recognition of the right not to collect the contribution allegedly levied on the simple change of ownership of current accounts due to merger. The current value of the deposits referring to this discussion is R$ 9,073 (R$ 8,862 on December 31, 2020).

(c)	Constitutionality of the collection of the functioning supervision fee (TFF - Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The current value of the deposits related to this discussion is R$ 20,022 (R$ 18,883 as of December 31, 2020).

(d)	Non-homologation of compensation of federal debts withholding income tax credits (IRRF) for the alleged insufficiency of credits, as well as the deposit made for the purposes of release of negative Certificate of debts. The current value of the deposits related to this discussion is R$ 11,254 (R$ 11,317 as of December 31, 2020).

(e)	Incidence of ISS on import services and third parties; alleged lack of collection in relation to ground cleaning and maintenance service of BRS (Base Radio Station), the ISS itself, the ISS incident on co-billing services and software licensing (blackberry). Guarantee of the right to take advantage of the benefit of spontaneous denunciation and search for the removal of confiscatory fines in the case of late payment. The current value of the deposits related to this discussion is R$ 8,048 (R$ 7,843 as of December 31, 2020).

(f)	Accessory services provided for in the agreement 69/98 ICMS incident on the provision of communication services of the amounts charged for ACCESS, Membership, Activation, qualification, availability, subscription and use of the services, among others. The current value of the deposits related to this discussion is R$ 3,478 (R$ 3,329 as of December 31, 2020).

(g)	Requirement by ANATEL of the public price for the administration of numbering resources. The current value of the deposits related to this discussion is R$ 3,582 (R$ 3,514 as of December 31, 2020).

(h)	Deposit made by TIM S. A – unconstitutionality and illegality of the collection of FUST (Fund for Universalisation of Telecommunications Services). The right not to collect FUST, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Industrial Exploitation of Dedicated Line), as well as the right not to suffer the retroactive collection of the differences determined in function of not observing sum 7/2005 of ANATEL. The current value of the deposits referring to this discussion is R$ 61,752 (R$ 58,664 on December 31, 2020).

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

(i)	ICMS - Miscellaneous. Deposits made in several processes that discuss ICMS charges, mainly related to discussions on loan, DIFAL, exempt and non-taxed services, ICAP and Covenant 39. The current value of the deposits related to this discussion is R$ 9,960 (R$ 14,505 on December 31, 2020).

(j)	CSLL - charges related to cases of Jornal do Brasil that were directed to the company, as well as charges related to successful Negative BC Compensation/Tax Loss. The current value of the deposits related to this discussion is R$ 9,730 (R$ 9,739 on December 31, 2020).

13.	Investment

The ownership interest in associated company or subsidiary is valued using the equity accounting method.

TIM’s Board of Directors, after analyzing the studies prepared and the non-binding proposals received, approved, in a meeting held on December 10, 2020, the incorporation of FiberCo Soluções de Infraestrutura Ltda. (“FiberCo”), a limited liability company, in preparation for a possible (or eventual) segregation of assets and provision of residential fiber optic infrastructure services. The Company was organized on December 16, 2020 and transformed on a limited liability corporation in May 2021.

This process was one of the intermediate steps in the transformation of TIM in a provider of broadband services, and aimed to create an open fiber optic infrastructure vehicle (“FiberCo”) with the acquisition of a strategic partner that will become a partner of FiberCo. FiberCo operates in the wholesale market and can provide last-mile fiber connectivity and transportation services to market operators, with TIM as the client (see note 1).

As mentioned in note 1, in November 2021, as a result of the spin-off of net assets of the broadband business and the creation of I-Systems (formerly FiberCo) with subsequent sale of 51% of its equity interest on behalf of IHS, TIM S.A. assessed the transaction as a loss of control and stopped consolidating it, recording the investment in an associated company, in the amount of R$ 1,612,957 at fair value for the remaining minority interest (non-controlling) of 49% (R$ 1,601,703 as of December 31, 2021).

TIM S.A. has 49% (100% as of December 31, 2020) in the share capital of I-Systems (formerly FiberCo).

On December 31, 2021, the Company does not present indications of impairment in the recorded net investment.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

a)	Interest in subsidiary

As of December 31, 2020, TIM S.A. held 100% control over FiberCo (currently I-Systems).

	2021 Fiber Co (current I-Systems)	2020 Fiber Co (current I-Systems)

Number of quotas/shares held	1,000	1,000

Interest in total capital	100%	100%

Shareholders' equity at 10/31/2021	(318)	1

Net loss from January to October 2021	(318)	-

Share of loss until October 31, 2021	(318)	-

Amount of the investment on December 31	-	1

Changes in investments in subsidiaries:

FiberCo (current I-Systems) (subsidiary)

Balance of investment at December 31, 2020	1
Share of loss until October 2021	(318)
Capital increase	1,211,789
Write-off of investment	(1,211,472)
Balance of investment at November 16, 2021	-

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

b)	Interest in associate

On December 31, 2021, the Company does not have subsidiaries in its corporate structure. In November 2021, TIM S.A. started having I-Systems as an affiliated company and to record the income (loss) of this company under the equity method, no longer consolidating it.

2021 I-Systems

Number of shares held	1,794,287,995

Interest in total capital	49%

Shareholders' equity	1,794,288

Net loss for the year	(22,968)

Equity in earnings	(11,254)

Investment amount	1,601,703

Change of investment in associate:

I-Systems (associated company)

Balance of investment at December 31, 2020	-
Revaluation of minority interest at fair value	1,612,957
Share of loss - November 2021 and December 2021	(11,254)
Balance of investment at December 31, 2021	1,601,703

14.	Property, plant and equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values. As of December 31, 2021, and December 31, 2020, the Company has no indication of impairment in its property, plant and equipment.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement.” Interest incurred on updating the provision is classified within financial expenses.

Gains and losses on disposal are determined by comparing the amounts of these disposals with the book value at the time of the transaction and are recognized in “other operating income (expenses), net” in the statement of income.

·	Changes in property, plant and equipment

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

	Balance at December 2020	Additions	Write-offs (i)	Transfers	Balance at December 2021

Total cost of property, plant and equipment, gross	47,429,167	5,572,362	(3,841,851)	-	49,159,678
Commutation/transmission equipment	25,875,916	26,905	(2,920,511)	2,872,144	25,854,454
Fiber optic cables	878,100	-	(125,366)	25,778	778,512
Leased handsets	2,643,336	805	(13,495)	175,808	2,806,454
Infrastructure	6,436,572	-	(511,635)	518,348	6,443,285
Informatics assets	1,770,386	-	(46,584)	32,538	1,756,340
General use assets	902,287	-	(43,401)	57,959	916,845
Right-of-use assets	8,367,895	1,591,307	(179,875)	-	9,779,327
Land	40,794	-	-	-	40,794
Construction in progress	513,881	3,953,345	(984)	(3,682,575)	783,667

Total Accumulated Depreciation	(29,328,469)	(3,951,760)	2,428,951	-	(30,851,278)
Commutation/transmission equipment	(18,130,526)	(1,983,589)	1,926,121	-	(18,187,994)
Fiber optic cables	(482,613)	(65,669)	26,077	-	(522,205)
Leased handsets	(2,398,217)	(145,661)	9,187	-	(2,534,691)
Infrastructure	(4,018,854)	(408,540)	384,239	-	(4,043,155)
Informatics assets	(1,617,970)	(58,209)	46,449	-	(1,629,730)
General use assets	(637,903)	(48,204)	36,878	-	(649,229)
Right-of-use assets	(2,042,386)	(1,241,888)	-	-	(3,284,274)
Total property, plant and equipment, net	18,100,698	1,620,602	(1,412,900)	-	18,308,400
Commutation/transmission equipment	7,745,390	(1,956,684)	(994,390)	2,872,144	7,666,460
Fiber optic cables	395,487	(65,669)	(99,289)	25,778	256,307
Leased handsets	245,119	(144,856)	(4,308)	175,808	271,763
Infrastructure	2,417,718	(408,540)	(127,396)	518,348	2,400,130
Informatics assets	152,416	(58,209)	(135)	32,538	126,610
General use assets	264,384	(48,204)	(6,523)	57,959	267,616
Right-of-use assets	6,325,509	349,419	(179,875)	-	6,495,053
Land	40,794	-	-	-	40,794
Construction in progress	513,881	3,953,345	(984)	(3,682,575)	783,667

(i)	Net write-offs are mainly represented by:

·	R$ 1,218,340 as write-off of property, plant and equipment, which makes up part of the balance of R$ 1,211,789 of net assets that was paid-in as share capital of I-Systems (formerly FiberCo) on November 1, 2021, as described in note 1.

·	R$ 179,875 in right-of-use assets due to remeasurement of contracts, including changes in the term and scope of leases.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

	Balance in December 2019	Additions	Write-offs (i)	Transfers	Balance in December 2020

Total cost of property, plant and equipment, gross	43,358,751	4,687,207	(616,791)	-	47,429,167
Commutation/transmission equipment	22,817,681	10,464	(174,249)	3,222,020	25,875,916
Fiber optic cables	813,589	-	-	64,511	878,100
Leased handsets	2,489,995	912	(7,140)	159,569	2,643,336
Infrastructure	6,096,847	92,234	(8,063)	255,554	6,436,572
Informatics assets	1,721,251	1	(9,996)	59,130	1,770,386
General use assets	859,505	1	(1,544)	44,325	902,287
Right-of-use assets	6,933,416	1,849,539	(415,060)	-	8,367,895
Land	40,794	-	-	-	40,794
Construction in progress	1,585,673	2,734,056	(739)	(3,805,109)	513,881
					-
Total accumulated depreciation	(25,746,587)	(3,767,678)	185,796	-	(29,328,469)
Commutation/transmission equipment	(16,389,213)	(1,906,480)	165,167	-	(18,130,526)
Fiber optic cables	(410,567)	(72,046)	-	-	(482,613)
Leased handsets	(2,256,863)	(143,309)	1,955	-	(2,398,217)
Infrastructure	(3,593,833)	(432,549)	7,528	-	(4,018,854)
Informatics assets	(1,565,309)	(62,649)	9,988	-	(1,617,970)
General use assets	(590,658)	(48,403)	1,158	-	(637,903)
Right-of-use assets	(940,144)	(1,102,242)	-	-	(2,042,386)
Total property, plant and equipment, net	17,612,164	919,529	(430,995)	-	18,100,698
Commutation/transmission equipment	6,428,468	(1,896,016)	(9,082)	3,222,020	7,745,390
Fiber optic cables	403,022	(72,046)	-	64,511	395,487
Leased handsets	233,132	(142,397)	(5,185)	159,569	245,119
Infrastructure	2,503,014	(340,315)	(535)	255,554	2,417,718
Informatics assets	155,942	(62,648)	(8)	59,130	152,416
General use assets	268,847	(48,402)	(386)	44,325	264,384
Right-of-use assets	5,993,272	747,297	(415,060)	-	6,325,509
Land	40,794	-	-	-	40,794
Construction in progress	1,585,673	2,734,056	(739)	(3,805,109)	513,881

(i)	The amount of R$ 415,060 is represented by remeasurement of contracts and includes changes in the term and scope of leases and a review of the estimate in relation to low-value vehicle contracts.

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

The lease rights of use are represented by leased agreements of identifiable assets within the scope of IFRS16 standard. These rights refer to leases of network infrastructure, stores and kiosks, real estate, land (Network) and fiber, as below:

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

Right-of-use assets	Network infrastructure	Shops & kiosks & real estate	Land (Network)	Fiber	Total
Balances at December 31, 2020	3,019,900	400,262	1,500,909	1,404,438	6,325,509
Additions	630,805	295,874	237,150	427,478	1,591,307
Remeasurement	(83,606)	(45,312)	(23,772)	(27,185)	(179,875)
Depreciation	(518,590)	(109,512)	(210,054)	(403,732)	(1,241,888)
Balances at December 31, 2021	3,048,509	541,312	1,504,233	1,400,999	6,495,053

Useful life – %	7.86%	9.70%	9.47%	3.24%

·	Depreciation rates
Annual fee %
Commutation/transmission equipment	08–14.29
Fiber optic cables	4–10
Leased handsets	14.28–50
Infrastructure	4–20
Informatics assets	10–20
General use assets	10–20

In 2021, pursuant to IAS 16, approved by a CVM Deliberation, the Company assessed the useful life estimates for their property, plant and equipment, and concluded that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use. As of December 31, 2021, and December 31, 2020, the Company has no indication of impairment in its property, plant and equipment.

15.	Intangible assets

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

Financial costs on funds raised generically (with no specific allocation), used to obtain a qualifying asset, which is an asset that necessarily demands a substantial period of time to become ready for intended use is capitalized as part of this asset’s cost when it is probable that will result in future economic benefits to the Company and such costs can be reliably measured. Within this concept, we had the capitalization of costs for the 700MHz 4G license between 2014 and 2019 and we currently have the capitalization of costs on the acquisition of the 5G license for the radio frequency not readily available and other obligations related to such radio frequency. Said capitalization occurs until the asset is considered available for use by Management, and as of that date onwards, capitalization of interest and charges on this asset ends. These costs are amortized over the estimated useful lives.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

The values of permits for the operation of SMP and rights to use radio frequencies, as well as software, goodwill and others are demonstrated as follows:

 Schedule of movement in intangible assets

(a) Changes in intangible assets

	Balance in December 2020	Additions/ Amortization	Write-offs	Transfers	Balance in December 2021

Total cost of intangible assets, gross	31,444,050	4,352,331	(1,165,840)	-	34,630,541
Right to use software	19,117,515	-	(112,626)	906,115	19,911,004
Authorizations	9,931,248	50,408	(1,737)	1,171,578	11,151,497
Goodwill (i)	1,527,220	-	(1,051,477)	-	475,743
Infrastructure right-of-use - LT Amazonas	177,866	-	-	8,355	186,221
Other assets	329,626	-	-	3,490	333,116
Intangible assets under development	360,575	4,301,923	-	(2,089,538)	2,572,960

Total accumulated amortization	(22,416,975)	(1,739,937)	111,450	-	(24,045,462)
Right to use software	(16,378,487)	(1,164,210)	110,679	-	(17,432,018)
Authorizations	(5,816,241)	(542,196)	771	-	(6,357,666)
Infrastructure right-of-use - LT Amazonas	(67,966)	(8,731)	-	-	(76,697)
Other assets	(154,281)	(24,800)	-		(179,081)

Total intangible assets, net	9,027,075	2,612,394	(1,054,390)	-	10,585,079
Right to use software (c)	2,739,028	(1,164,210)	(1,947)	906,115	2,478,986
Authorizations (f)	4,115,007	(491,788)	(966)	1,171,578	4,793,831
Goodwill (d)	1,527,220	-	(1,051,477)	-	475,743
Infrastructure right-of-use - LT Amazonas (e)	109,900	(8,731)	-	8,355	109,524
Other assets	175,345	(24,800)	-	3,490	154,035
Intangible assets under development	360,575	4,301,923	-	(2,089,538)	2,572,960

(i) Includes the write-off of approximately 90% of the total goodwill recorded on the acquisition of TIM Fiber SP Ltda. and TIM Fiber RJ S.A., in the amount of R$ 1,051,477.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

	Balance in December 2019	Balance of merged company	Additions/ Amortization	Write-offs	Transfers	Balance in December 2020

Total cost of intangible assets, gross	29,861,788	367,571	1,215,636	(945)	-	31,444,050
Right to use software	18,184,382	-	-	(939)	934,072	19,117,515
Authorizations	9,811,794	-	32,105	(6)	87,355	9,931,248
Goodwill	1,159,649	367,571	-	-	-	1,527,220
Infrastructure right-of-use - LT Amazonas	169,327	-	8,539	-	-	177,866
Other assets	327,360	-	-	-	2,266	329,626
Intangible assets under development	209,276	-	1,174,992	-	(1,023,693)	360,575

Total Accumulated Amortization	(20,561,032)		(1,856,917)	974	-	(22,416,975)
Right to use software	(15,093,166)	-	(1,286,295)	974	-	(16,378,487)
Authorizations	(5,278,413)	-	(537,828)	-	-	(5,816,241)
Infrastructure right-of-use - LT Amazonas	(60,204)	-	(7,762)	-	-	(67,966)
Other assets	(129,249)	-	(25,032)	-		(154,281)

Total intangible assets, net	9,300,756	367,571	(641,281)	29	-	9,027,075
Right to use software (c)	3,091,216	-	(1,286,295)	35	934,072	2,739,028
Authorizations (f)	4,533,381	-	(505,723)	(6)	87,355	4,115,007
Goodwill (d)	1,159,649	367,571	-	-	-	1,527,220
Infrastructure right-of-use - LT Amazonas (e)	109,123	-	777	-	-	109,900
Other assets	198,111	-	(25,032)	-	2,266	175,345
Intangible assets under development	209,276	-	1,174,992	-	(1,023,693)	360,575

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

The intangible assets in progress represent the cost of projects in progress related to the intangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets. Includes 5G License acquisition values, pursuant to note 15.f.

 Schedule of amortization rates

(b) Amortization rates

Annual fee %

Software licenses	20
Authorizations	5–50
Right to use infrastructure	5
Other assets	7–10

(c) Right to use software

The costs associated with maintaining software are recognized as expense, as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the group are recognized as intangible assets when capitalization criteria are met.

Directly attributable costs that are capitalized as part of the software product are related to employee costs directly allocated in its development.

(d) Goodwill registered in previous years

The Company has the following goodwill, based on the expected future profitability on December 31, 2021 and 2020:

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions - TIM Celular S.A (merged by Intelig, current TIM S.A) acquired, at the end of 2011, the companies Eletropaulo Telecomunicações Ltda. (which subsequently had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which subsequently had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively. TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012. TIM Celular S.A. recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the purchase price allocation process, in the amount of R$ 1,159,649.

In November 2021, the Company concluded the drop-down of liquid assets related to the residential broadband business linked to the secondary network infrastructure to the wholly-owned subsidiary FiberCo and sold 51% of the equity interest in FiberCo, currently named I- Systems, on behalf of IHS. Currently, due to the closing of the transaction, TIM S.A. wrote-off about 90% of the total goodwill recorded in the acquisition of TIM Fiber SP Ltda. and TIM Fiber RJ S.A. in the amount of R$ 1,051,477. As a result, IHS currently holds 51% of the share capital of I-Systems, with TIM S.A. having a minority (non-controlling) interest of 49% in I-Systems. Consequently, with the closing of this deal in November 2021, the goodwill initially recorded on the acquisition of the companies Fiber RJ and Fiber SP was reduced to R$ 108,171. This is the balance recorded on December 31, 2021.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

On August 31, 2020, with the merger of TIM Participações S.A. by TIM S.A, the Company recorded the goodwill arising from the merger of the net assets of TIM Participações, which were originated in acquisition transactions as described below:

Goodwill acquisition of "Intelig" by TIM Participações – the goodwill arising from the acquisition of TIM S.A. (formerly "Intelig") in December 2009 in the amount of R$ 210,015 is represented/based on the expectation of future profitability of the Company. Its recoverability is tested annually, through the impairment testing.

Goodwill from the acquisition of minority interests in TIM Sul and TIM Nordeste – TIM Participações S.A. (merged by TIM S.A. in August 2020) acquired in 2005, all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$ 157,556.

Impairment test

As required by the accounting standard, the Company tests goodwill on business combinations involving TIM Group companies.

The methodology and assumptions used by Management for the aforementioned impairment test is summarized below:

The management of the Company understands that the smallest unit generating cash for impairment testing of goodwill in the acquisition of the companies previously described covers the business at the consolidated level, therefore it covers the consolidated group. This methodology is aligned with the company's strategic direction. It is important to note that the results of the group are essentially represented by TIM S.A. Thus, the results of TIM S.A. are the main cash generator of the TIM Group, since the only operating company operating in Brazil is TIM S.A., and thus the Company represents a single cash-generating unit for the purpose of impairment test of assets with indefinite useful lives, pursuant to IAS 36.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

On December 31, 2021, the impairment test was performed by comparing the book value with the fair value minus the disposal costs of the asset, as foreseen in IAS 36.

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

The measurement was made based on the value of the share at the balance sheet closing date and sensitivity tests were also performed and in none of the scenarios was identified any indication of impairment, being the fair value determined higher than the book value. Therefore, being the fair value higher than the book value, it is not necessary to calculate the value in use. The effects of TIM Participações holding (incorporated by TIM S.A) on the value of the book value in 2021 were irrelevant and also its effects on the result of the Consolidated Group. Therefore, the calculations carried out at the consolidated level essentially contemplate the results and accounting balances of TIM S.A., so the management of the Company concludes that the use of the fair value less of cost of sales methodology is adequate to conclude that there is no provision for impairment since the fair value less the cost of sales is higher than the total book value of the cash generating unit.

(e) Infrastructure right-of-use - LT Amazonas

The company has signed infrastructure rights agreements with companies that operate electricity transmission lines in the Northern Region of Brazil. These contracts fall within the scope of IFRIC 4 as financial commercial leases.

Additionally, the Company has signed network infrastructure sharing agreements with Telefónica Brasil S.A., also in the North Region. In these, the two operators optimize resources and reduce their respective operating costs (note 16).

(f) Authorizations

In this item are recorded the values related to the acquisition of Lot 2 in the auction of the 700 MHz band in the amount of R$ 1,739 million, in addition to the costs related to the cleaning of the frequency of the 700 MHZ band acquired, which totaled R$1,199 million, in nominal values. As it is a long-term obligation, the amount payable of R$ 1,199 million was reduced by R$ 47 million by applying the concept of adjustment to present value (“AVP”). The aforementioned license falls under the concept of qualifying asset. Consequently, the financial charges on resources raised without a specific destination, used for the purpose of obtaining a qualifying asset, were capitalized between the years 2014 to 2019.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

In 2021, the Company recorded the values related to the acquisition of the 5th Generation (“5G”) mobile telephony radio frequencies. In November 2021, TIM participated in the 5G Auction and was the winner of several lots in the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands. These licenses will be paid over a period of 10 to 20 years, subject to the Selic rate. In December 2021, the Company signed the Terms of Authorization for these radio frequencies, generating the accounting of an intangible asset related to the licenses in the amount of R$ 884 million and the obligations related to said licenses (among them, disbursements with costs of the public notice and disbursement obligations with the management entities described below) in the amount of R$ 2,680 million.

Aiming to fulfill the additional obligations, the Company foresees, according to the notice, that there will the constitution of managing entities, which are only intended to fulfill the commitments provided for in the Auction. The companies that win the Auction must disburse only the amounts provided for in the public notice so that such entities comply with the defined obligations. There are additional obligations provided for related to 3.5GHz radio frequency (the band cleaning obligation, interference solution, among others), which must be complied with by the Band Management Entity (“EAF”), and related to 26GHz radio frequency (connectivity project for public schools), which must be complied with by the Entity Managing the Connectivity of Schools (“EACE”).

The 2.3GHz and 26GHz radio frequencies are readily available for use by the Company (operating assets), generating the registration in “Authorizations” of the amounts related to the licenses (R$ 614 million) and the obligations related to the 26GHz license, which will be fulfilled through EACE (R$ 550 million). The disbursements with EACE (R$ 633 million), provided for in the Public Notice, will occur in 5 semi-annual installments between 2022 and 2024, and are monetarily restated by the IGP-DI. The Company evaluated the application of the concept of adjustment to present value (“AVP”) upon initial recognition (R$ 83 million).

The 3.5GHz radio frequency is not readily available, requiring spectrum cleaning activities to be available for use, and, thus, it is registered in assets in progress (R$ 270 million). Therefore, the obligations related to this activity, to be carried out by EAF (R$ 2,104 million) are also recorded under assets in progress. The disbursements with EAF, provided for in the Notice, will occur in 2 installments throughout the year 2022, and are restated by the IGP-DI.

Furthermore, as described above, the Company capitalizes loan costs for qualifying assets that require a substantial period of time to be in a condition for use as intended by Management. This concept includes the 3.5GHz radio frequency. On December 31, 2021, the Company recorded R$ 1 million in intangible assets referring to Selic interest incurred on the 3.5GHz radio frequency and R$ 19 million related to the monetary restatement of amounts due to EAF. Said balances are recorded under assets in progress.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

Thus, the total effect on the Company’s intangible assets in 2021 referring to 5G radio frequencies and related obligations was R$ 3,584 million, of which R$ 2,394 in assets in progress and R$ 1,190 million in Authorizations.

16.	Leases

Leases that the Company, as a lessee, holds substantially all the risks and rewards of ownership are classified as finance leases. They are capitalized at the lease's commencement at the lower of the fair value of the leased asset and the present value of payments provided for in contract, and lease liability as a counterparty. Interest related to the leases is recognized in the statement of income as financial costs over the term of the contract.

Leases in which the Company, as a lessor, transfers substantially all the risks and rewards of ownership to the other party (lessee) are classified as finance leases. These lease values are transferred from the intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is recognized in the statement of income as financial income over the contractual term.

Asset leases are financial assets or liabilities classified and/or measured at amortized cost.

Assets

	2021	2020
LT Amazonas	166,944	162,198
Subleases - Stores – IFRS 16	76,177	-
	243,121	162,198

Current portion	(30,076)	(5,357)
Non-current portion	213,045	156,841

The table below presents the schedule of cash receipts for the agreement currently in force, representing the estimated receipts (nominal values) in the signed agreements. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

Schedule of lease receivables nominal and present value

	Up to December 2022	Jan 2023–Dec 2026	Jan 2027 onwards	Nominal values	Present value
	55,939	167,320	176,895	400,154	243,121
LT Amazonas (i)	26,124	106,491	176,895	309,510	166,944
Subleases - Stores – IFRS 16 (ii)	29,815	60,829	-	90,644	76,177

(i)	LT Amazonas

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

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

(ii)	Subleases - Stores - IFRS 16

The Company, due to sublease agreements for third parties in some of its stores, recognized the present value of short and long term receivables, which are equal in value and term to the liability cash flows of the contracts called “resale stores.” The impact on lease liabilities is reflected in “Leases - Stores & Kiosks.”

Liabilities

	2021	2020

LT Amazonas (i)	302,091	290,385
Sale of Towers (leaseback) (ii)	1,507,629	1,256,410
Other (iv)	142,458	115,027
Sub-total	1,952,178	1,661,822

Other leases (iii):
Leases – Network Infrastructure	3,345,930	3,252,463
Leases - Shops & kiosks & real estate	653,422	434,990
Leases - Land (Network)	1,657,345	1,606,567
Leases – Fiber	1,454,664	1,422,993
Subtotal lease IFRS 16	7,111,361	6,717,013
Total	9,063,539	8,378,835

Current portion	(1,269,878)	(1,054,709)
Non-current portion	7,793,661	7,324,126

The amount of interest paid in the year ended December 31, 2021 related to IFRS 16 is R$ 599,296 (R$ 567,261 in the year ended December 31, 2020).

Changes to the lease liabilities are shown in note 37.

The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the signed agreements. These nominal balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Up to December 2022	Jan 2023–Dec 2026	Jan 2027 onwards	Nominal values	Present value

Total - Lease liability	2,139,718	6,431,022	5,898,599	14,469,339	9,063,539

LT Amazonas (i)	57,349	202,271	336,138	595,758	302,091
Sale and leaseback of Towers (ii)	245,800	992,299	2,135,989	3,374,088	1,507,629
Other (iv)	28,348	112,493	142,458	283,299	142,458
Total other leases (iii)	1,808,221	5,123,959	3,284,014	10,216,194	7,111,361
Leases – Network infrastructure	752,818	2,450,689	1,735,619	4,939,126	3,345,930
Leases - Shops & kiosks & real estate	183,468	440,996	356,198	980,662	653,422
Leases - Land (Network)	340,099	1,135,266	1,192,197	2,667,562	1,657,345
Leases – Fiber	531,836	1,097,008	-	1,628,844	1,454,664

i)	LT Amazonas

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

The Company entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for an amount of approximately R$  3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provided for the towers to be transferred in tranches to ATC, due to the need to meet certain conditions precedent.

In total, 5,873 transfers of towers occurred, being 54, 336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted in a sales amount of R$ 2,651,247, of which R$ 1,088,390 was booked as deferred revenue and will be amortized over the period of the contract (note 23).

The discount rates used at the date of the transactions, ranging from 11.01% to 17.08% per annum, were determined based on observable market transactions that the company (the lessee) would have to pay on a similar lease and/or loan.

(iii)	Other leases:

In addition to lease agreements mentioned above, the Company also has lease agreements that qualify within the scope of IFRS 16.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

The present value, principal and interest value on December 31, 2021 for the above contracts was estimated month-to-month, based on the average incremental rate of the Company’s loans, namely 8.94% (9.06% in 2020).

(iv)	It is substantially represented by lease transactions in transmission towers.

The lease amounts considered low value or lower in the 12-month period recognized as rental expense on December 31, 2021 is R$ 36,310 (R$ 28,523 on December 31, 2020).

17.	Other amounts recoverable

These refer to Fistel credit amounts arising from the reduction of the client base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used in the reduction of the TFF contribution (operating supervision fee) due to Fistel.

As of December 31, 2021, this credit is R$ 28,661 (R$ 43,906 as of December 31, 2020).

18.	Supplier

Accounts payable to suppliers are obligations payable for goods or services that were acquired in the usual course of business. They are initially recognized by fair value and subsequently measured by amortized cost using the effective interest rate method. Given the short maturity of these obligations, in practical terms, they are usually recognized at the value of the corresponding invoice.

	2021	2020

	3,267,404	3,128,732

Local currency	3,063,458	2,932,486
Suppliers of materials and services (i)	2,966,897	2,839,547
Interconnection (ii)	65,464	64,066
Roaming (iii)	212	212
Co-billing (iv)	30,885	28,661

Foreign currency	203,946	196,246
Suppliers of materials and services (i)	153,082	148,888
Roaming (iii)	50,864	47,358

Current portion	3,267,404	3,128,732

(i)	Represents the amount to be paid to suppliers in the acquisition of materials and in the provision of services applied to the tangible and intangible asset or for consumption in the operation, maintenance and administration, in accordance with the terms of the contract between the parties.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

(ii)	Refers to as the use of the network of other fixed and mobile operators such cases where calls are initiated on the TIM network and terminated on the other operators.
(iii)	Refers to calls made when the customer is outside their registration area and is considered a visitor on the other network.
(vi)	Refers to calls made by the customer when choosing another long-distance operator.

19.	Authorizations payable

	2021	2020

Renewal of authorizations (i)	191,329	188,498
Updated ANATEL liability (ii)	164,269	146,949
Authorizations payable (iii)	3,525,489	-
	3,881,087	335,447
Current portion	(2,630,169)	(102,507)
Non-current portion	1,250,918	232,940

(i)To	provide the SMP, the Company obtained authorizations of the right to use radio frequency for a fixed term, renewable for another 15 (fifteen) years. In the option for the extension of the right of this use, it is due the payment of the amount of 2% on the net revenue of the region covered by the authorization that ends each biennium. On December 31, 2021, the Company had balances falling due related to renovation of authorizations in the amount of R$ 191,329 (R$ 188,498 on December 31, 2020).

(ii)	On December 5, 2014, the company signed the authorization term of the 700 MHz band and paid the equivalent of R$1,678 million, recording the remaining balance in the amount of R$ 61 million as commercial liability, according to the payment method provided for in the notice.

On June 30, 2015, the company filed a lawsuit questioning the collection of the excess nominal value of R$ 61 million (R$ 164 million on December 31, 2021) which is still pending trial.

(iii)	As described in note 15.f, in November 2021, TIM participated in the 5G Auction of the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands for the deployment of the 5th Generation mobile telephony, winning several lots in these radio frequencies. In December 2021, the Authorization Terms were signed, characterizing the actual acquisition of the right over the lots of these radio frequencies.

For the amounts related to radio frequencies (R$ 884 million upon initial registration), Selic interest is levied, and the Company will make annual payments for a period of 20 years. Regarding amounts related to disbursement obligations with EAF and EACE entities (R$ 2,737 million upon initial registration, of which R$ 2,654 million net of adjustment do present value), there is a monetary restatement by IGP-DI, and disbursements will occur between 2022 and 2024. As of December 31, 2021, the outstanding balance is 3,525 million.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

The authorizations payable on December 31, 2021 due in long-term is in accordance with the following schedule:

2023	406,371
2024	141,151
2025	46,535
2026	46,535
2027	46,535
2028	46,535
2029	46,535
2030	46,535
2031	424,186
1,250,918

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

The primary authorizations held by TIM S.A. on December 31, 2021, as well as their expiration dates, are shown in the table below:

Maturity date
Terms of authorization	450 MHz	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 band (4G)	2500 MHz (P band**) (4G)	700 MHz (4G)	2.3 GHz (5G)	3.5 GHz (5G)	26 GHz (5G)
Amapá, Roraima, Pará, Amazonas and Maranhão	-	Mar 2031*	Apr 2023	Apr 2023	Oct 2027	Part of AR92 (PA), Feb 2024*	Dec 2029	-	Dec 2041	Dec 2031
Rio de Janeiro and Espírito Santo	Oct 2027	Mar 2031*	ES, Apr 2023	Apr 2023	Oct 2027	Part of AR21 (RJ), Feb 2024*	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except county of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	PR, Oct 2027	Mar 2031*	Apr 2023	Apr 2023	Oct 2027	Part of AR61 (DF), Feb 2024*	Dec 2029	South – Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
São Paulo	-	Mar 2031*	Countryside, Apr 2023	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Paraná (except counties of Londrina and Tamarana)	Oct 2027	Sep 2022*	Apr 2023	Apr 2023	Oct 2027	AR41, except Curitiba and the Metropolitan Region, Feb 2024* AR41, Curitiba and Metropolitan Region, July 2031	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Santa Catarina	Oct 2027	Sep 2023*	Apr 2023	Apr 2023	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
County and region of Pelotas, in the state of Rio Grande do Sul	-	Apr 2024*	-	Apr 2023	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Pernambuco	-	May 2024*	-	Apr 2023	Oct 2027	Part of AR81, July 2031	Dec 2029	-	Dec 2041	Dec 2031
Ceará	-	Nov 2023*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec S2031
Paraíba	-	Dec 2023*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Rio Grande do Norte	-	Dec 2023*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Alagoas	-	Dec 2023*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Piauí	-	Mar 2024*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Minas Gerais (except the counties of Sector 3 of the PGO for 3G radio frequencies, leftovers and 5G)	-	Apr 2028*	Apr 2023	Apr 2023	Oct 2027	Part of AR31, Feb 2030*	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Bahia and Sergipe	-	Aug 2027*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031

*	Terms already renewed for 15 years.
**	Only complementary areas in specific states.

20.	Loans and financing

They are classified as financial liabilities measured at amortized cost, being represented by non-derivative financial liabilities that are not usually traded before maturity.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

At the initial recognition they are recorded by their fair value, and after initial recognition, they are measured by the effective interest rate method. Appropriations of financial expenses according to the effective interest rate method are recognized in income, under financial expenses.

Description	Currency	Charge	Maturity	December 2021	December 2020
KFW Finnvera (ii)	USD	Libor 6M+ 0.75% p.a.	Jan 2024–Dec 2025	278,176	344,125
BAML (ii)	EUR	0.2790% p.a.	Aug 2021	-	570,844
Scotia¹ (ii)	USD	1.2410–1.7340% p.a.	Apr 2024	559,650	1,030,761
BNP Paribas (ii)	USD	2.8220% p.a.	Jan 2022	428,793	399,302
BNP Paribas (ii)	BRL	7.0907% p.a.	Jan 2024	515,166	-
Debêntures² (ii)	BRL	IPCA + 4.1682% p.a. (i)	June 2028	1,667,399	-
BNDES (i)	BRL	IPCA + 4.2283% p.a.	Nov 2031	396,281	-
Total				3,845,465	2,345,032
Current				(538,450)	(1,689,385)
Non-current				3,307,015	655,647

¹	The outstanding debt rate on December 31, 2021 with Scotia Bank is 1.4748% p.a.
²	The automatic decrease of up to 0.25bps is estimated in remunerative interest will comply with sustainable targets established in the indenture.

Insurances

(i)	Certain receivables from TIM S.A.;

(ii)	Do not have a guarantee.

The Company's financing, contracted with BNDES, was obtained for the expansion of the mobile telephone network and has restrictive contractual clauses that provide for the fulfilment of certain financial and non-financial rates calculated every six months. In February 2020, the company made the full prepayment of financing obtained from BNDES, active at that time; however, there are still contracts in effect with the bank regulating the lines of credit available for withdrawal that are shown in the table below: Financial indices are: (1) Shareholders' equity over total assets; (2) EBITDA on net financial expenses; (3) Total financial debt on EBITDA and (4) Short-term net financial debt to EBITDA. The Company has been complying with all the established ratios.

In April 2021, the Company contracted a new loan with The Bank of Nova Scotia, in the amount of R$ 572 million, at the cost of CDI + 1.05% p.a. and a 3-year term. The operation aimed to strengthen the Company's cash for working capital.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

In April 2021, the Company contracted a new loan with BNP Paribas, in the amount of R$ 500 million, at the cost of CDI + 1.07% p.a. and a 2.9-year term. The operation aimed to strengthen the Company's cash for working capital.

In June 2021, the Company carried out the second issue of simple, non-convertible, unsecured debentures, carried out pursuant to CVM Instruction No. 476, in the amount of R$ 1,600 million. The debentures have a sustainable component that allows them to be qualified as sustainability-linked and, in case of compliance with the sustainable targets established in the indenture, the remunerative interest of IPCA + 4.1682% p.a. can be automatically reduced by up to 0.25bps. The debentures will bear semiannual interest and amortization will take place, respectively, in the 5th, 6th and 7th year. The issue was aimed at financing projects for the implementation, expansion and modernization of fixed and mobile networks in different technologies, including 5G, and falls within the provisions of Law No. 12431 of June 24, 2011. Within the scope of this operation, the Company elected to sign an interest rate swap contract for hedging purposes, at the cost of CDI + 0.95% per annum. During the term of the operation, compliance with the financial ratio of Net debt to EBITDA, an indicator that has been met to date, must also be observed.

In November 2021, the Company obtained from BNDES the FINAME credit facility in the total available amount of R$ 390 million, at the cost of IPCA + 4.2283% p.a. and a total term of 10 years with a 3-year grace period to start of amortization. The Company elected to sign an interest rate swap contract for hedging purposes, at the final cost of 96.95% of CDI.

The table below shows the position of financing and available lines of credit:

					Amount used until 30 September 2020
Type	Currency	Term	Term	Remaining value		Amount used up to December 31, 2021
BNDES (i)	TJLP	May 2018	Mar 2022	1,090,000	1,090,000	-
BNDES (ii)	TJLP	May 2018	Mar 2022	20,000	20,000	-
FINAME (iii)	IPCA	Mar 2019	Mar 2022	390,000	-	390,000
BNB (iv)	IPCA	Jan 2020	June 2023	752,479	752,479	-
Total R$:				2,252,479	1,862,479	390,000

Objective:

(i)	Support to TIM's investment plan for the years 2017 to 2019 including, but not limited to, the acquisition of National equipment
(ii)	Investments in social projects within the community
(iii)	Exclusive application in the acquisition of machinery and equipment, industrial systems and/or other components of national manufacture.
(iv)	Support to TIM's investment plan for the years 2020 to 2022 in the region of operation of Banco do Nordeste do Brasil

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

Loans and financing on December 31, 2021 due in long-term is in accordance with the following schedule:

2023	88,818
2024	1,125,526
2025	80,712
2026	615,727
2027	615,727
2028	618,006
2029	55,714
2030	55,714
2031	51,071
3,307,015

The nominal value of the loans and financing is consistent with their respective payment schedule.

Nominal value

2022	538,450
2023	88,818
2024	1,125,526
2025	80,712
2026	615,727
2027	615,727
2028	618,006
2029	55,714
2030	55,714
2031	51,071
3,845,465

Fair value of loans

In Brazil, there is no consolidated long-term debt market with the characteristics verified in the financing obtained from KFW Finnvera, which has the Finnish development agency Finnvera as guarantor. Both are financing for the purchase of equipment and, therefore, have a character of subsidy and promotion of commercial activity between the company and certain suppliers. For the purposes of fair value analysis, considering the characteristics of this transaction, the company understands that its fair value is equal to that recorded on the balance sheet.

With respect to proceeds contracted with the Bank of Nova Scotia, BNP Paribas, Debentures and BNDES, the fair value of these loans is considered to be the present value of the active tip of the swap contracts that protect the company from changes in exchange rates and interest. The fair value of the operations on December 31, 2021 is, respectively, R$ 563,259, R$ 524,422, R$ 1,635,203 and R$ 384,073.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

21.	Indirect taxes, charges and contributions payable

	2021	2020

Indirect taxes, charges and contributions payable	1,421,955	938,880

Value added tax on goods and services - ICMS	303,721	359,498
ANATEL’s taxes and fees (i)	1,042,933	509,087
Imposto sobre Serviço (Service tax) - ISS	66,075	66,082
Other	9,226	4,213

Current portion	(1,418,682)	(935,778)
Non-current portion	3,273	3,102

(i)	In 2020, to minimize the impacts of the pandemic, Provisional Act 952, dated April 15, 2020, was enacted, authorizing the postponement of payment of taxes, such as TFF, Condecine and CFRP, in the amount of R$ 790 million, to August 31, 2020. In the third quarter of 2020, the Company made a partial payment in the amount of R$ 300 million referring to CFRP and Condecine, but due to a preliminary injunction in court, there was no need to pay the Fistel (TFF), which remains outstanding until the final and unappealable decision.

In 2021, there was the partial payment of fees of approximately R$ 300 million related to CFRP and Condecine and the remaining amount of R$ 480 million related to 2021 Fistel (TFF) remains suspended, with no defined date for payment based on injunction also issued by the Regional Court of the 1st Region.

During 2021, there was the recognition of R$ 51.2 million in default interest on Fistel (TFF) amounts related to fiscal years 2020 and 2021 with suspended payment by preliminary injunction.

22.	Direct taxes, charges and contributions payable

Current income tax and social contribution charges are calculated on the basis of the tax laws enacted, or substantially enacted, up to the balance sheet date.

The legislation allows companies to opt for quarterly or monthly payment of income tax and social contribution. In 2021, the Company has chosen to make the quarterly payment of income tax and social contribution.

	2021	2020

Direct taxes, charges and contributions payable	258,340	508,743

Income tax (IR) and social contribution (CS) (i)	186,294	313,145
PIS/COFINS (Social integration program/Social security)	41,916	154,353
Other (ii)	30,130	41,245

Current portion	(245,113)	(296,299)
Non-current portion	13,227	212,444

(i)	The variation is related to the changes in the calculation of the Annual Taxable Income by the Quarterly Taxable Income. Thus, the amount presented in December 2020 comprised the IRPJ and CSLL due between January and December of that year, while in 2021 the liabilities presented represent only the amount due in the fourth quarter.

(ii)	The breakdown of this account mainly refers to the company's adhesion to the Tax Recovery Program - REFIS from 2009 for payment of installments of the outstanding debts of federal taxes (PIS – Social Integration Program, COFINS – Contribution to Social Security Financing, IRPJ – Corporate Income Tax and CSLL – social contribution on Net Profit), whose final maturity will be on October 31, 2024.

23.	Deferred revenues

	2021	2020

Deferred revenues	886,340	1,021,924

Prepaid services (i)	118,795	189,482
Government grants (ii)	11,184	24,732
Anticipated revenues	8,522	11,163
Deferred revenues on sale of towers (iii)	734,826	788,921
Contractual liabilities (iv)	13,013	7,626

Current portion	(197,179)	(266,436)
Non-current portion	689,161	755,488

(i)	Referring to the recharge of voice credits and data not yet used by customers relating to prepaid system services that are appropriate to the result when the actual use of these services by clients.

(ii)	Referring to the release of resources related to the financing line with BNDES (Investment Support Program-BNDES PSI). The sum of grants granted by BNDES up to December 31, 2021 is R$ 203 million and the outstanding amount on December 31, 2021 is R$ 11,184 (R$ 24,732 on December 31, 2020). This amount is being amortized by the lifespan of the asset being financed and appropriated in the group of “other net revenues (expenses)” (note 29).

(iii)	Referring to the amount of revenue to be appropriated by the sale of the towers (note 16).

(iv)	Contracts with customers. The table below includes information on the portion of trade accounts receivable, from which contractual assets and liabilities originate.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

2021

Accounts receivable included in trade accounts	2,051,120
Contractual assets	15,340
Contractual liabilities	(13,013)

The contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where the discount may be given on equipment and / or service, generating a contractual asset or liability, respectively, depending on the nature of the offer in question.

Summary of the main variations in the year.

Contractual assets (liabilities)

Balance at December 31, 2020	7,288
Additions	8,800
Write-offs	(13,761)
Balance at December 31, 2021	2,327

The balances of contractual assets and liabilities are expected to be realized according to the table below:

	2022	2023
Contractual assets (liabilities)	3,685	(1,358)

The Company in line with paragraph 121 of IFRS 15, is not presenting the effects of information on customer contracts with terms of duration of less than 1 year.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

24.	Provision for legal and administrative proceedings

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

The provision for judicial and administrative proceedings constituted, updated, is composed as follows:

	2021	2020

Provision for judicial and administrative proceedings	960,881	886,947

Civil (a)	309,019	245,432
Labor (b)	192,132	213,026
Tax (c)	429,951	399,288
Regulatory (d)	29,779	29,201

The changes in the provision for judicial and administrative proceedings are summarized below:

	December 31, 2020	Additions, net of reversals	Payment	Currency update	December 31, 2021

	886,947	278,789	(316,804)	111,949	960,881

Civil (a)	245,432	175,715	(194,501)	82,373	309,019
Labor (b)	213,026	71,961	(98,730)	5,875	192,132
Tax (c)	399,288	31,078	(23,539)	23,124	429,951
Regulatory (d)	29,201	35	(34)	577	29,779

	December 31, 2019	Balance company incorporated	Additions, net of reversals	Payment	Currency update	December 31, 2020

	703,522	125,956	333,724	(413,634)	137,379	886,947

Civil (a)	208,202	4,501	224,416	(266,872)	75,185	245,432
Labor (b)	208,224	45,691	63,649	(138,899)	34,361	213,026
Tax (c)	254,833	75,646	48,897	(7,792)	27,704	399,288
Regulatory (d)	32,263	118	(3,238)	(71)	129	29,201

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

The company is subject to several legal actions and administrative procedures proposed by consumers, suppliers, service providers and consumer protection agencies and treasury agencies, which deal with various matters that arise in the normal course of the entities' business. The main processes are summarized below:

a.	Civil proceedings

a.1 Consumer lawsuits

The company is a party in lawsuits related to various claims filed by consumers, in the judicial and administrative spheres. The aforementioned actions in the amount provisioned of R$ 150,881 (R$ 139,429 on December 31, 2020) refer mainly to alleged improper collection, cancellation of contract, quality of services, unilateral contract amendment and undue negative entry.

a.2 Consumer Protection Agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) questions of quality in service; (iii) alleged violations of the SAC [customer service hotline] decree; (iv) alleged contractual violations; (v) alleged misleading advertising and; (vi) discussion of the collection of loyalty fines, in cases of theft and theft of the device. The amounts involved are equivalent to R$ 116,985 (R$ 51,713 on December 31, 2020).

a.3 Former trading partners

TIM is a defendant in lawsuits proposed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The amounts involved are equivalent to R$ 20,708 (R$ 18,634 on December 31, 2020).

a.4 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) share subscription; (ii) claims for civil liability indemnification; (iii) alleged breach of contract and; (iv). The amounts involved are equivalent to R$ 20,089 (R$ 33,682 on December 31, 2020).

a.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents who discuss aspects related to licensing, among which environmental licensing and infrastructure licensing (installation/operation). The amounts involved and provisioned are equivalent to R$ 356 (R$ 610 on December 31, 2020).

a.6 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed: (i) debit related to the collection of 2% of revenues from Value - Added Services-VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies and (iii) alleged non-compliance with service quality targets. No correspondent amount on December 31, 2021 (R$ 1,364 on December 31, 2020).

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

b. Labor lawsuits

These are processes involving several labor claims filed by both former employees, in relation to matters such as salary differences, leveling, payments of variable compensation, additional legal and working hours, as well as by former employees of service providers, all of whom, taking advantage of the labor laws in force require it to keep the Company in compliance with labor obligations does not abide by contractors hired for that purpose.

From the total of 1,314 Labor claims on December 31, 2021 (1,873 on December 31, 2020) filed against the company, the majority relate to claims involving former employees of service providers followed by lawsuits from employees of their own. The provisioning of these claims totals R$ 192,132 updated monetarily (R$ 213,026 as of December 31, 2020).

c. Tax lawsuits

	2021	2020
Federal Taxes	202,743	182,146
State Taxes	145,436	135,891
Municipal Taxes	7,626	5,633
TIM S.A. processes (Purchase price allocation)	74,146	75,618
	429,951	399,288

The total recorded provision is substantially composed of the following processes whose indicated values are estimated by the indices established by the federal government for late taxes, being linked to the variation in the SELIC rate.

Federal taxes

The provision is substantially composed of the following processes:

(i)	The provision for TIM S.A. supports sixty-four proceedings, relating to questions involving the impact on operations of CIDE, CPMF, CSLL, IRRF, spontaneous denunciation of the fine in the payment of FUST and ancillary obligations. Of this total, the amounts involved in the legal proceedings that seek recognition of the right not to collect the CPMF allegedly incident on simultaneous transactions of purchase and sale of foreign currency and exchange of account ownership arising from corporate incorporation, whose provisioned values, updated, equal to R$ 8,510 (R$ 8,355 on December 31, 2020), as well as the amount related to the fine and interest 2009, where the benefit of spontaneous denunciation is not being recognized, whose provisioned and updated value is R$ 15,149 (R$ 14,771 on December 31, 2020).

(ii)	The Company constituted a provision for a process aimed to collecting the pension contribution withheld at the rate of 11% to which, allegedly, payments made by the company to other legal entities should have been submitted as remuneration for various activities, whose provisioned and updated value is R$ 39,554 (R$ 38,584 on December 31, 2020).

(iii)	Additionally, in the second quarter of 2019, the Company constituted the provision for the FUST process, which seeks the unconstitutionality and illegality of the collection of FUST (Telecommunications Services Universalization Fund). Lawsuit for the recognition of the right not to collect Fust, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Dedicated Line Industrial Exploitation), as well as the right not to suffer the retroactive collection of the differences determined due to not observing sum 7/2005 of ANATEL, in the amount of R$ 60,382 (R$ 58,988 on December 31, 2020).

(iv)	The company made a provision for federal compensation processes arising from a repurchase carried out in 2006, for which the documentary support was not robust enough after appraisals carried out. The provisioned and updated value is R$ 18,579 (R$ 5,313 on December 31, 2020).

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

State Taxes

The provision is substantially composed of the following processes:

The provision of the TIM S.A. in support of ninety-one cases, among which the following stand out: (i) the amounts involved in the proceedings, that the question of the reversal of the amounts payable for the ICMS tax, as well as the supporting documentation for the verification of the loan are appropriate for a Company whose values are recorded up-to-date, amounting to R$ 41,352 (R$ 36,491 on December 31, 2020), (ii) the amount not offered to tax for the provision of telecommunications services, which is up-to-date, equals to R$ 5,291 (R$ 5,135 on December 31, 2020), as well as (iii) the charges on the grounds of supposed differences in both the inputs as the output of goods in the process of the withdrawal amount of the inventory, whose values are updated to the equivalent of R$ 16,216 (R$ 15,751 on December 31, 2020); (iv) amounts allegedly improperly credited relating to CIAP credits, whose updated amounts are equivalent to R$ 16,374 (R$ 14,912 as of December 31, 2020) and (v) credits related to tax substitution operations, whose updated amounts are equivalent to R$ 22,183 without equivalence on December 31, 2020. (vi) alleged lack of collection or alleged misappropriation of credits related to ICMS rate difference (DIFAL), whose restated amounts are equivalent to R$ 13,963 (without equivalence on December 31, 2020).

Municipal Taxes

It is also worth noting the amounts involved in the assessments that questions the withholding and collection of the ISS-source of third-party services without employment relationship, as well as the collection of its own ISS corresponding to services provided in co-billing.

PPA TIM S.A.

There are tax lawsuits arising from the acquisition of former Intelig (current TIM S.A.) due to the former parent company of the TIM Participações group, which comprise the process of allocating the acquisition price of the former Intelig and amount to R$ 74,146 (R$ 75,618 as of December 31, 2020).

d. Regulatory processes

ANATEL initiated administrative proceedings against the company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP and STFC regulations, among others.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

On December 31, 2021, the amount indicated for the procedures for the determination of non-compliance with obligations (“PADOs”), considering the inflation adjustment, classified with risk of probable loss is R$ 29,779 (R$ 29,201 on December 31, 2020).

e. Judicial and administrative proceedings whose losses are assessed as possible

The company has actions of a civil, labor, tax and regulatory nature involving risks of loss classified by its legal advisers and the administration as possible, for which there is no provision for legal and administrative proceedings constituted, and no adverse material effects are expected in the financial statements, according to the values presented below:

	2021	2020

	18,140,556	18,147,562

Civil (e. 1)	1,292,202	1,101,332
Labor and Social Security (e. 2)	392,035	340,801
Tax (e. 3)	16,309,439	16,586,353
Regulatory (e. 4)	146,880	119,076

Legal and administrative proceedings whose losses are assessed as possible and monitored by Management are disclosed at their updated values.

The main actions with risk of loss classified as possible are described below:

e.1. Civil

	2021	2020
Consumer actions (e. 1. 1)	160,696	220,347
ANATEL (e.1.2)	258,683	223,066
Consumer protection bodies (e.1.3)	493,806	160,279
Former trading partners (e.1.4)	216,054	193,529
Environmental and infrastructure (e.1.5)	99,743	154,187
Other (e.1.6)	63,220	149,924
	1,292,202	1,101,332

e. 1. 1 Actions filed by consumers

They mainly refer to actions for alleged improper collection, cancellation of contract, quality of services, defects and failures in the delivery of devices and undue negative entry.

e.1.2 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed: (i) debit related to the collection of 2% of revenues from Value - Added Services-VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies and (iii) alleged non-compliance with service quality targets.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

e.1.3 Consumer protection agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (i) alleged failure in the delivery of handsets; (iii) alleged non-compliance with state laws; (iv) hiring model and alleged improper charges of Value-Added Services-VAS; (v) alleged violations of the SAC decree; (vi) alleged contractual violations; and (vii) blocking of data.

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

e.1.6 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: ; (ii) amounts supposedly due as a result of share subscription; (iii) civil liability claims; (iv) alleged breach of contract.

e.2. Labor and Social Security

e.2.1. Social Security

TIM S.A received a Tax Notice for the Release of the Debt relating to the alleged irregularity in the payment of social security contributions relating to the payment of Profit Sharing, in the likely restated amount of R$ 23,786 (R$ 10,467 on December 31, 2020). Moreover, it received Tax Notifications of Release of Debts, referring to the alleged irregularity in the collection of Social Security contributions on installments received as indemnity allowances, unadjusted bonuses, hiring bonuses and incentives, in the total possible amount of R$ 85,720, updated (R$ 22,829 updated on December 31, 2020).

e.2.2. Labor

There are 3,067 Labor claims as of December 31, 2021 (3,038 as of December 31, 2020) filed against the company and with possible risk, concerning claims involving former employees and employees of service providers in the amount of updated R$ 306,315 (R$ 317,971 as of December 31, 2020).

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

The other values are related to labor processes of various requests filed by former employees of their own and third-party companies.

e.3. Tax

	2021	2020

	16,309,439	16,586,353

Federal taxes (e. 3.1)	3,026,326	4,268,212
State taxes (e. 3. 2)	8,782,114	8,562,352
Municipal taxes (e. 3. 3)	1,234,618	740,813
FUST, FUNTTEL e EBC (e.3.4)	3,266,381	3,014,976

The values presented are corrected, in an estimated way, based on the SELIC index. The historical amount involved is R$ 12,133,168 (R$ 11,976,959 on December 31, 2020).

e.3.1. Federal taxes

The total amount assessed against the TIM Group in relation to federal taxes is R$ 3,026,326 on December 31, 2021 (R$ 4,268,212 on December 31, 2020). Of this value, the following discussions stand out mainly:

a.	Allegation of alleged incorrect use of tax credits for carrying out a reverse merger, amortization of goodwill paid on the acquisition of cell phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other reflections and disallowances of compensations and deductions paid by estimate, allegedly improper use of the SUDENE benefit due to lack of formalization of the benefit at the Internal Revenue Service (RFB), and failure to pay IRPJ and CSLL due by estimate. The amount involved is R$ 1,467,409 (R$ 2,715,670 on December 31, 2020). The Company was notified of the decision on April 28, 2021 and, as a result, the partial payment of R$ 1.4 billion was confirmed.

b.	Compensation method for tax losses and negative bases. The amount involved is R$ 231,810 (R$ 193,181 on December 31, 2020).

c.	Collection of CSLL on currency changes arising from swap transactions accounted for by the cash regime. The amount involved is R$ 69,124 (R$ 67,572 on December 31, 2020).

d.	Collection of IRRF [withholding income tax] on income of residents abroad, including those remitted by way of international roaming and payment to unidentified beneficiaries, as well as the collection of CIDE on payment of royalties on remittances abroad, including remittances by way of international roaming. The amount involved is R$ 268,170 (R$ 259,088 on December 31, 2020).

e.	Collection of IRPJ, PIS/COFINS and CSLL debits arising from non-homologation or partial homologation of compensations made by the company from credits of withholding taxes on financial investments and negative balance of IRPJ. The amount involved is R$ 410,662 (R$ 399,691 on December 31, 2020).

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

e.3.2. State Taxes

The total assessed amount against TIM Group regarding state taxes on December 31, 2021 is R$ 8,782,114 (R$ 8,562,352 on December 31, 2020). Of this value, the following discussions stand out mainly:

a.	Non-inclusion in the ICMS calculation basis of unconditional discounts offered to customers, as well as a fine for the alleged failure to comply with a related accessory obligation, including for the failure to present the 60i record of the SINTEGRA file. The amount involved is R$ 1,140,553 (R$ 1,128,741 on December 31, 2020).

b.	Use of tax benefit (program for the promotion of integrated and sustainable economic development of the Federal District - PRÓ-DF) granted by the taxing entity itself, but later declared unconstitutional, as well as alleged improper credit of ICMS arising from the interstate purchase of goods with tax benefit granted in the state of origin. The amount involved is R$ 356,251 (R$ 492,935 on December 31, 2020).

c.	Credit reversal and extemporaneous credit related to acquisitions of permanent assets. The amount involved for TIM S.A. is R$ 654,011 (R$ 608,316 on December 31, 2020).

d.	Credits and chargebacks of ICMS, as well as the identification and documentary support of values and information released in customer accounts, such as tax rates and credits granted in anticipation of future surcharges (special credit), as well as credits related to tax substitution operations and exempt and untaxed operations. On December 31, 2021, the involved amount is R$ 3,449,439 (R$ 3,356,501 on December 31, 2020).

e.	Use of credit in the acquisition of electricity directly employed in the production process of companies. The amount involved is R$ 138,242 (R$ 136,286 on December 31, 2020).

f.	Alleged conflict between the information contained in ancillary obligations and the collection of the tax, as well as specific questioning of fine for non-compliance with ancillary obligations. The amount involved is R$ 727,057 (R$ 698,673 on December 31, 2020).

g.	Alleged lack of collection of ICMS due to the gloss of chargebacks related to the prepaid service, improper credit of ICMS in the outputs of goods allegedly benefited with reduction of the calculation base, as well as an allegation of improper non-inclusion of Value-Added Services (VAS) of the ICMS calculation base. The amount involved is R$ 547,575 (R$ 249,271 on December 31, 2020).

h.	Launch of credits related to the return of mobile devices lent on loan. The amount involved is R$ 116,700 (R$ 197,521 on December 31, 2020).

i.	Collection of ICMS related to subscription services and their alleged improper non-inclusion in the ICMS calculation base due to their nature. The amount involved is R$ 286,519 (R$ 260,447 on December 31, 2020).

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

e.3.3. Municipal Taxes

The total assessed amount against TIM Group regarding municipal taxes with possible risk is R$ 1,234,618 on December 31, 2021 (R$ 740,813 on December 31, 2020). Of this value, the following discussions stand out mainly:

a.	Collection of ISS, as well as the punitive fine for the absence of the supposed tax due, on several revenue accounts of the company. The amount involved is R$ 618,343 (R$ 150,023 on December 31, 2020).

b.	Collection of ISS on importation of services or services performed in other municipalities. The amount involved is R$ 399,141 (R$ 385,536 on December 31, 2020).

c.	Constitutionality of the collection of the functioning supervision fee (TFF - Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The amount involved is R$ 137,944 (R$ 126,159 on December 31, 2020).

e.3.4. FUST and FUNTTEL

The total amount charged against the TIM Group in relation to the contributions to FUST and FUNTTEL with a possible risk rating is R$ 3,266,381 (R$ 3,014,976 on December 31, 2020). The main discussion involves the collection of the contribution to FUST and FUNTTEL (Fund for the technological development of Telecommunications) from the issuance by ANATEL of Sum no. 07/2005, aiming, among others, and mainly, the collection of the contribution to FUST and FUNTTEL on interconnection revenues earned by mobile telecommunications service providers, from the validity of Law 9998/2000.

e.4. Regulatory

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP and STFC regulations, among others.

On December 31, 2021, the value indicated for the PADOs (procedure for determining non-compliance with obligations), considering the inflation adjustment, classified with possible risk was R$ 120,218 (R$ 119,076 on December 31, 2020). The variation was mainly due to monetary adjustment for the year.

On August 22, 2019, ANATEL's Board of Directors unanimously approved TIM's conduct adjustment term (TAC), which had been negotiated since June 2018 with the regulator. The agreement covers a sanctions reference value of R$ 627 million. The commitment includes actions to improve three pillars of action-customer experience, quality and infrastructure - through initiatives associated with improvements in the licensing process of stations, efficient use of numbering resources, evolution of digital service channels, reduction of complaint rates, repair of users and strengthening of transport and access networks. In addition, it contemplates the additional commitment to bring mobile broadband, through the 4G network, to 366 municipalities with less than 30 thousand inhabitants thus reaching more than 3.4 million people. The new infrastructure will be implemented in three years - more than 80% in the first two years – being guaranteed by the company the sharing regime with the other providers.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

On June 19, 2020, the Board of Directors of the company approved the said TAC after final deliberation of the regulator and the signing of the term took place on June 25. The agreement covers sanctions totaling a value of approximately R$ 639 million, updated, which will be filed according to commitments represented in actions to improve quality and customer experience as well as increase network infrastructure in more than 2,000 locations.

During the fourth quarter of 2021, the Company carried out all the activities planned for the strict compliance with the Conduct Adjustment Instrument (TAC) 001/2020 entered into with Anatel, aiming at achieving the goals associated with the TAC for the second year. With the closing of the 1st TAC Year, inspection activities by the Agency are taking place in relation to commitments due and they were recognized as met by Anatel: Additional commitments; Internal controls; Complaints Index; General quality index; Numbering; Interconnection and; Impediment. The Company will continue fully implementing the internal monitoring mechanisms through the quarterly report on the evolution of the schedules by the Governance Office in Management and Board of Directors. So far, the Company has been complying with the TAC implementation schedule without the need for any additional obligations.

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

25.	Shareholders' equity

a. Share capital

The share capital is recorded by the amount effectively raised from the shareholders, net of the costs directly linked to the funding process.

The subscribed and paid-up share capital on December 31, 2021, is represented by 2,420,804,398 common shares (2,420,804,398 common shares on December 31, 2020).

The Company is authorized to increase its share capital up to the limit of 4,450,000,000 common shares, by resolution of Board of Directors, regardless of any amendment to its bylaws.

As of July 2, 2020, the Board of Directors of the Company approved the reverse split of all of the 42,296,789,606 of common shares without par value issued by the Company pursuant to the terms of Art. 12 of Law 6404/76, with no change in the share capital, at a ratio of 100 shares to form 1 common stock, through the share capital, to be represented by the 422,967,896 common shares, without par value, while preserving all of the rights and privileges of those shares are common shares. The proposed grouping did not result in fractions of shares. The incorporation resulted in the cancellation of all the shares issued by the company, which were owned by TIM Participações.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

Following the merger mentioned in note 1, is checked for the condition precedent, the shareholders of TIM Participações received 1 common share issued by the TIM S.A. for each 1 common share issued by TIM Participações, of ownership, and that, assuming the maintenance of the number of shares issued by TIM Participações, ex-treasury shares, resulting in the issuance of a 2,420,447,019 the common shares by the management of TIM S.A., all nominative, book-entry and with no par value.

On August 31, 2020, the increase in the share capital of the company in the amount of R$ 1,719defined in the incorporation protocol was approved at an ordinary and Extraordinary General Meeting, which was represented by R$ 13,477,891.

On September 28, 2020, at a meeting of the Board of directors, and the directors of the Company has become aware of the payments relating to the awards of the 2018 and 2019, based on the transfer of shares held in treasury stock to the beneficiaries as provided for in the Plans and pursuant to the terms of the share buy-back Programme as approved by the Board of Directors of TIM Participações S.A. (merged into TIM S.A.) in the meeting held on the 29th of July 2020, in the amount of 357,379 shares (note 1).

b. Capital reserves

The use of capital reserves complies with the precepts of art. 200 of Law 6404/76, which provides for Joint-Stock Companies. This reserve is composed as follows:

	2021	2020

	401,806	397,183

Special Reserve of goodwill	353,604	353,604
Long-term incentive plan	48,202	43,579

b.1 Special Reserve of goodwill

The special reserve of goodwill was constituted from the incorporation of the net assets of the former parent company Tim Participações S.A. (note 1)

b.2 Long-term incentive plan

The balances recorded under these items represent the Company's expenses related to the long-term incentive program granted to employees (note 26).

c. Profit reserves

c.1 Legal Reserve

It refers to the allocation of 5% of the net profit for the year ended December 31 of each year, until the Reserve equals 20% of the share capital, excluding from 2018 the balance allocated to the reserve of tax incentives. In addition, the company may cease to constitute the legal reserve when this, added to the capital reserves, exceeds 30% of the share capital.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

This Reserve may only be used to increase capital or offset accumulated losses.

c. 2 Reserve for expansion

The allocation to this reserve is foreseen in Paragraph 2 of art. 46 of the bylaws of the company and is aimed at the expansion of social business.

The balance of profit that is not compulsorily allocated to other reserves and is not intended for the payment of dividends is allocated to this reserve, which may not exceed 80% of the share capital. Reaching this limit, it will be up to the General Meeting to decide on the balance, distributing it to shareholders or increasing capital.

c.3 Tax Benefit Reserve

The company enjoys tax benefits that provide for restrictions on the distribution of profits. According to the legislation that establishes these tax benefits, the amount of tax that is no longer paid due to exemptions and reductions in the tax burden may not be distributed to members and will constitute a reserve of tax incentive of the legal entity. Such a reserve may only be used to absorb losses or increase the share capital. As of December 31, 2021, the cumulative value of the benefits enjoyed by the Company amounts to R$ 1,958,301 (R$ 1,781,560 as of December 31, 2020).

The said tax benefit basically corresponds to the reduction of the Corporate Income Tax (IRPJ) incident on the profit of the exploitation calculated in the units encouraged. The Company operates in the area of the defunct Superintendence of development of the Amazon (SUDENE / SUDAM), being the tax incentive awards granted by state of the Federation, for a period of 10 years, subject to renewal.

d. Dividends

Dividends are calculated in conformity with the bylaws and the Brazilian Corporate Law.

According to its latest bylaws, approved on August 31, 2020, the company must distribute as a mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of Adjusted Net Profit.

As provided in the company's bylaws, unclaimed dividends within 3 years will revert to the company.

As of December 31, 2021, and 2020, dividends and interest on shareholders' equity were calculated as follows:

	2021	2020

Net profit for the year	2,957,174	1,828,254
(-) non-distributable tax incentives	(176,741)	(169,540)
(-) Constitution of legal reserve	(139,021)	(83,707)
Adjusted Net Profit	2,641,412	1,575,007

Minimum dividends calculated on the basis of 25% of adjusted profit	660,353	397,752

Breakdown of dividends payable interest on equity:
Interest on shareholders' equity	1,047,500	1,083,000
Total dividends and interest on shareholders' equity distributed and proposed	1,047,500	1,083,000
Withholding income tax (IRRF) on interest on shareholders' equity	(142,977)	(162,450)
Total dividends and interest on shareholders’ equity, net	904,523	920,550

Interest on Shareholders' Equity paid and/or payable is accounted for against financial expenses which, for the purposes of presenting the quarterly information, are reclassified and disclosed as allocation of net profit for the year, in changes in shareholders' equity.

During 2021, the amount of R$ 1,047,500 was distributed, as follows:

Interest on shareholders’ equity	Approval	Payment

R$ 350,000	06/09/2021	07/20/2021
R$ 137,500	09/24/2021	10/27/2021
R$ 560,000	12/15/2021	01/25/2022

The balance on December 31, 2021 of the item “dividends and interest on shareholders' equity payable” totaling R$ 533,580, is composed of the outstanding amounts of previous years in the amount of R$ 49,955 (R$ 43,026 on December 31, 2020) in addition to the paid amount January 25, 2022, in the amount of R$ 483,625, net.

As set forth in the Law 6404/76 and the Bylaws of the Company, unclaimed dividends - as established in the Joint Stock Company Law, dividends and Interest on Shareholders' Equity declared and unclaimed by shareholders within 3 years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve to expand businesses.

For the statement of cash flows, Interest on Shareholders' Equity and dividends paid to its shareholders are being allocated in the group of “financing activities.”

26.	Long-Term Incentive Plan

2011-2013 Plan, 2014-2016 Plan, 2018-2020 Plan and 2021-2023 Plan

On August 5, 2011, April 10, 2014, April 19, 2018 and March 30, 2021, they were approved by the General Meeting of shareholders of TIM S.A. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), long-term incentive plans; “2011-2013 Plan”, “2014-2016 Plan”, “2018-2020 Plan” and “2021-2023 Plan” respectively, granted to senior directors and to those who occupy the position of key positions in the Company.

The 2011-2013 and 2014-2016 Plans addresses the granting of stock options, while the 2018-2020 and 2021-2023 Plans provides for the granting of shares (performance shares and/or restricted shares).

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

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

The 2018-2020 and 2021-2023 Plans propose to grant participants shares issued by the Company, subject to the participant’s permanence in the Company (achievement of specific goals). The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant.

The term of validity of the options of the 2011-2013 and 2014-2016 plans is 6 years and TIM S.A. has no legal or non-formalized obligation to repurchase or settle the options in cash. For the 2018-2020 and 2021-2023 plan, the term of validity has the same periodicity of 3 years related to its vesting. In turn, the new Plans, in addition to considering the transfer of shares, also provides for the possibility of making payment to participants of the equivalent amount in cash.

The total amount of the expense was calculated considering the fair value of the options and the value of the shares and is recognized in the results over the vesting period.

Stock Options Program Table

Grant date	Options granted	Expiry date	Base Price	Balance at the beginning of the year	Granted during the year	Exercise during exercise	Expired during exercise	Overdue during the year	Balance at the end of the year

2014-2016 Plan – 3rd Grant	3,922,204	Nov 2022	R$ 8.10	295,063	-	(182,511)	-	-	112,552
2014-2016 Plan – 2nd Grant	3,355,229	Oct 2021	R$ 8.45	21,771	-	(21,771)	-	-	0
Plan 2014-2016-1st Grant	1,687,686	Sep 2020	R$ 13.42	-	-	-	-	-	-
2011-2013 Plan – 3rd Grant	3,072,418	July 2019	R$ 8.13	-	-	-	-	-	-
2011-2013 Plan – 2nd Grant	2,661,752	Sep 2018	R$ 8.96	-	-	-	-	-	-
2011-2013 Plan – 1st Grant	2,833,595	Aug 2017	R$ 8.84	-	-	-	-	-	-
Total	17,532,884			316,834	-	(204,282)	-	-	112,552
Weighted average price of the balance of grants				R$ 8.10

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

Stock Program Table (Performance Shares and Restricted Shares)

Identification of grant:	Shares granted	Expiry date	Grant Price	Balance at the beginning of the year	Granted during the year	Transferred during the year*			Paid in cash*			Canceled during the year	Balance at the end of the year
						Volume Vested	Performance change	Additional Dividends	Volume Vested	Performance change	Additional dividends

2021-2023 Plan 2021 Grant(s)	3,431,610	May 2024	R$ 12.95	-	3,431,610	-	-	-	-	-	-	(311,876)	3,119,734
2018-2020 Plan 2020 Grant(s)	796,054	Apr 2023	R$ 14.40	796,054	-	(206,578)	(51,634)	(8,933)	-	-	-	(70,378)	519098
2018-2020 Plan 2019 Grant(s)	930,662	July 2022	R$ 11.28	687,895	-	(207,859)	(78,111)	(23,252)	-	-	-	(53,006)	427,030
2018-2020 Plan 2018 Grant*	849,932	Apr 2021	R$ 14.41	199,594	-	(187,039)	(42,854)	(22,250)	(9,101)	(2,305)	(1,094)	(3,454)	-
Total	6,008,258			1,683,543	3,431,610	(601,476)	(172,599)	(54,435)	(9,101)	(2,305)	(1,094)	(438,714)	4,065,862
Weighted average price of the balance of grants			R$ 12.96

The significant data included in the model, for the Stock Option Grants, was as follows:

Grant date	Base price - weighted average share in the period of measurement of the grant	Volatility	Expected life of the option	Annual interest rate without risk
2011 Grant	R$ 8.84	51.73% p.a.	6 years	11.94% p.a.
2012 Grant	R$ 8.96	50.46% p.a.	6 years	8.89% p.a.
2013 Grant	R$ 8.13	48.45% p.a.	6 years	10.66% p.a.
2014 Grant	R$ 13.42	44.60% p.a.	6 years	10.66% p.a.
2015 Grant	R$ 8.45	35.50% p.a.	6 years	16.10% p.a.
2016 Grant	R$ 8.10	36.70% p.a.	6 years	11.73% p.a.

Note: Significant data is characteristic of an option-based plan, considering the use of fair value as the appropriate method for calculating expenses with option remuneration.

The base price of the share of each share was calculated using the weighted averages of TIM S.A.’s share price. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), considering the following periods:

·	2011-2013 Plan - 1st Grant-traded volume and trading price of TIM Participações shares in the period of 30 days prior to the date of 07/20/2011 (date on which the Board of Directors of TIM Participações approved the benefit).
F-72

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

·	2011–2013 Plan – 2nd Grant – traded volume and trading price of shares of TIM Participações for the period 07/01/2012–08/31/2012.

·	2011–2013 Plan – 3rd Grant-traded volume and trading price of TIM Participações shares for the period of 30 days prior to 07/20/2013.

·	2014-2016 Plan – 1st Grant-traded volume and trading price of TIM Participações in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2014).

·	2014-2016 Plan – 2nd Grant-traded volume and trading price of TIM Participações in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2015).

·	2014-2016 Plan – 3rd Grant-traded volume and trading price of TIM Participações in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2016).

·	2018-2020 Plan – 1st Grant-traded volume and trading price of TIM Participações shares for the period 03/01/2018–03/31/2018.

·	2018-2020 Plan – 2nd Grant-traded volume and trading price of TIM Participações shares for the period 06/01/2019–06/30/2019.

·	2018-2020 Plan – 3rd Grant-traded volume and trading price of TIM Participações shares for the period 03/01/2020–03/31/2020.

·	2021-2023 Plan - 1st Grant - traded volume and trading price of TIM S.A. shares in the period from March 01, 2021 to March 31, 2021.

On December 31, 2021, expenses pegged to these long-term benefit plans totaled R$ 22,212 (R$ 9,999, on December 31, 2020).

27.	Revenue

Revenue from services rendered

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

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

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

The minutes not used by customers and/or reload credits in the possession of commercial partners regarding the prepaid service system are recorded as deferred revenue and allocated to income when these services are actually used by customers.

The net service revenue item also includes revenue from new partnership agreements, and the amount of revenue recognized in the year ended December 31, 2021 is R$ 119,457.

Arbitration Procedure No. 28/2021/SEC8 was filed before the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce (“CCBC” and “Arbitration Procedure”, respectively), by TIM against Banco C6 S.A., Carbon Holding Financeira S.A. and Carbon Holding S.A (together, “Defendants”), through which the interpretation of certain clauses in the contracts that rule the partnership between the parties will be discussed. In case of loss, the partnership may be terminated.

Revenues from sales of goods

Revenues from sales of goods (telephones, mini-modems, tablets and other equipment) are recognized when the performance obligations associated with the contract are transferred to the buyer. Revenues from sales of devices to trading partners are accounted for at the time of their physical delivery to the partner, net of discounts, and not at the time of sale to the end customer, since the Company has no control over the good sold.

Contract identification

The Company monitors commercial contracts in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the application of the accounting rule IFRS 15 – Revenue from Contracts with Customers.

Identification of the performance obligation

Based on the review of its contracts, the Company mainly verified the existence of the following performance obligations:

(i) sale of equipment; and e

(ii) provision of mobile, fixed and internet telephony services.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

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

	2021	2020	2019

Net revenue	18,058,027	17,267,812	17,377,194

Gross revenue	25,357,429	24,346,101	25,182,831

Service revenue	24,264,246	23,279,423	23,820,343
Service revenue-Mobile	22,433,225	21,522,135	22,145,033
Service revenue - Landline	1,831,021	1,757,288	1,675,310

Goods sold	1,093,183	1,066,678	1,362,488

Deductions from gross revenue	(7,299,402)	(7,078,289)	(7,805,637)
Taxes incidents	(4,679,722)	(4,534,582)	(4,939,980)
Discounts granted	(2,610,388)	(2,531,920)	(2,843,670)
Returns and other	(9,292)	(11,787)	(21,987)

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

28.	Operating costs and expenses

	2021				2020
	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total

	(8,443,023)	(4,621,788)	(1,723,384)	(14,788,195)	(7,996,615)	(4,443,027)	(1,673,290)	(14,112,932)

Personal	(62,214)	(676,479)	(387,735)	(1,126,428)	(58,024)	(632,231)	(321,967)	(1,012,222)
Third party services	(560,039)	(1,763,360)	(668,641)	(2,992,040)	(587,835)	(1,743,644)	(538,584)	(2,870,063)
Interconnection and means of connection	(1,840,139)	-	-	(1,840,139)	(1,672,655)	-	-	(1,672,655)
Depreciation and amortization	(4,847,995)	(265,565)	(578,136)	(5,691,696)	(4,569,064)	(247,666)	(710,282)	(5,527,012)
Taxes, fees and contributions	(34,732)	(777,819)	(29,388)	(841,939)	(28,675)	(761,152)	(23,809)	(813,636)
Rent and insurance	(362,171)	(109,781)	(20,082)	(492,034)	(316,650)	(107,550)	(15,753)	(439,953)
Cost of goods sold	(731,007)	-	-	(731,007)	(756,060)	-	-	(756,060)
Publicity and advertising	-	(459,811)	-	(459,811)	-	(377,184)	-	(377,184)
Expected credit losses of trade accounts receivable	-	(544,642)	-	(544,642)	-	(552,817)	-	(552,817)
Other	(4,726)	(24,331)	(39,402)	(68,459)	(7,652)	(20,783)	(62,895)	(91,330)

	2019
	Cost of services provided and goods sold	Seling expenses	General and administrative expenses	Total

	(7,433,731)	(4,986,289)	(1,717,859)	(14,137,879)

Personnel	(53,392)	(624,353)	(392,984)	(1,070,729)
Third-party services	(569,242)	(2,041,646)	(512,643)	(3,123,531)
Interconnection and means of connection	(1,419,464)	-	-	(1,419,464)
Depreciation and amortization	(4,132,223)	(256,898)	(739,860)	(5,128,981)
Taxes, fees and contributions	(32,120)	(817,369)	(18,846)	(868,335)
Rent and insurance	(291,302)	(121,795)	(20,590)	(433,687)
Cost of goods sold	(931,818)	-	-	(931,818)
Publicity and advertising	-	(355,234)	-	(355,234)
Expected credit losses of trade accounts receivable	-	(748,291)	-	(748,291)
Other	(4,170)	(20,703)	(32,936)	(57,809)

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

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

29.	Other income (expenses), net

	2021	2020	2019
Income
Income from grant, net	13,548	17,427	21,572
Fines on telecommunications services	58,793	37,490	50,499
Revenue on disposal of assets (ii)	2,711,535	5,375	2,214
PIS/COFINS credits (i)	-	-	1,795,000
Other income	65,482	68,651	83,558
	2,849,358	128,943	1,952,843
Expenses
FUST/FUNTTEL (iii)	(134,962)	(133,378)	(137,169)
Taxes, fees and contributions	(2,274)	(10,316)	(4,024)
Provision for legal and administrative proceedings, net of reversal	(248,987)	(290,789)	(466,460)
Expense on disposal of assets (ii)	(1,942,791)	(13,538)	(7,055)
Other expenses	(22,573)	(32,776)	(62,593)
	(2,351,587)	(480,797)	(677,301)

Other income (expenses), net	497,771	(351,854)	1,275,542

(i) The change refers to the update of claims arising from judicial proceedings with a final decision passed in favor of the company in higher courts, in 2019, which discussed the exclusion of ICMS from calculation basis of PIS and COFINS contributions. The amount of R$ 1,795 million was recorded under Other income in 2019 (note 9).

(ii) Represents the revenue from the sale of 51% equity interest in I-Systems (formerly FiberCo) to IHS, in the amount of R$ 2,709,251, which is composed of the (secondary) cash paid to TIM S.A. and the fair value of the minority interest of 49% that remained with TIM S.A.

In expenses, the amount of 1,927,014 is represented by the write-off of the net assets written-off at TIM S.A. and paid-in as share capital at I-Systems, in addition to the write-off of goodwill and deferred income tax related to goodwill due to the sale of 51% of I -Systems (formerly FiberCo). The gain on this transaction before income tax and social contribution is R$ 782,237. See note 1.

(iii) Representing the expenses incurred with contributions on the various telecommunications revenues due to ANATEL, according to current legislation.S

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

30.	Financial income

	2021	2020	2019
Financial income	1,091,748	438,598	1,430,171

Interest on financial investments	339,681	82,512	88,224
Interest received from clients	28,427	28,686	37,233
Swap interest	203,852	32,955	15,536
Interest on lease	24,788	19,924	20,528
Inflation adjustment (i)	208,029	116,441	1,263,793
Other derivatives (ii)	285,009	155,165	-
Other income	1,962	2,915	4,857

(i)	A substantial part is related to the monetary restatement on judicial and administrative proceedings and judicial deposits.
(ii)	It is the difference between the market cost and value of the share subscription option related to Banco C6 partnership; therefore, the mark-to-market value of these derivatives includes a gain of R$ 285 million referring to the company’s stock option obtained through achievement of contractual target defined in an operational partnership started in 2020. The market value was calculated based on information available in the last investment transaction carried out by the partner and disclosed in the market. The disclosures of this derivative financial instrument are detailed in note 37, which was measured at fair value, and will subsequently be measured in the Company’s income, also considering the risks related to arbitration disclosed in note 27.

31.	Financial expenses

	2021	2020	2019

Financial expenses	(1,745,213)	(1,242,255)	(1,408,053)
Interest on loans and financing	(99,183)	(70,400)	(116,735)
Interest on taxes and fees	(61,745)	(43,616)	(28,396)
Swap interest	(352,029)	(45,970)	(24,604)
Interest on lease	(845,033)	(766,263)	(821,463)
Inflation adjustment (i)	(247,200)	(161,892)	(191,309)
Discounts granted	(52,509)	(33,725)	(36,047)
Other expenses	(87,514)	(120,389)	(189,499)

(i)	Substantial portion related to the inflation adjustment of lawsuits, in the amount of R$ 111,949 - see note 24 (R$ 137,379 as of December 31, 2020).

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

32.	Foreign exchange variations, net

	2021	2020	2019
Revenues
Loans and financing (ii)	215,262	-	22,494
Suppliers	13,190	15,981	9,004
Swap (i)	275,836	305,012	40,742
Other	16,640	43,155	15,952
	520,928	364,148	88,192
Expenses
Loans and financing (ii)	(275,724)	(305,010)	(40,715)
Suppliers	(20,061)	(46,112)	(13,201)
Swap (i)	(215,262)	-	(22,493)
Other	(9,222)	(19,991)	(12,691)
	(520,269)	(371,113)	(89,100)

Foreign exchange variations, net	659	(6,965)	(908)

(i)	Referring to derivative financial instruments to mitigate risks of foreign exchange variations related to foreign currency debts (note 37).

(ii)	It mainly refers to foreign exchange variation on loans and financing in foreign currency.

33.	Expense with current and deferred income tax and social contribution

	2021	2020	2019
Current income tax and social contribution
Income tax for the period	9,697	(684,099)	(155,521)
Social contribution for the period	26,538	(232,671)	(58,905)
Tax incentive – SUDENE/SUDAM (i)	167,118	164,442	156,594
	203,353	(752,328)	(57,832)
Deferred income tax and social contribution
Deferred income tax	(255,972)	453,127	(625,516)
Deferred social contribution	(93,432)	144,722	(225,186)
	(349,404)	597,849	(850,702)

Provision for income tax and social contribution contingencies	-	(9,671)	(5,406)

	(349,404)	588,178	(856,108)
	(146,051)	(164,150)	(913,940)

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

The reconciliation of income tax expense and social contribution calculated by applying the combined tax rates with the values reflected in the result is shown below:

	2021	2020	2019

Income before income tax and social contribution	3,103,225	1,992,404	4,536,067
Combined tax rate	34%	34%	34%
Combined tax rate on income tax and social contribution	(1,055,097)	(677,417)	(1,542,263)
(Additions) / deletions:
Permanent additions and exclusions:
Non-taxable revenues	135,465	11,370	7,790
Non-deductible expenses for tax purposes	(53,505)	(42,329)	(18,748)
Tax incentive – SUDENE/SUDAM (i)	167,118	164,442	194,161
Tax benefit related to interest on shareholders’ equity	356,150	368,220	338,449
Sale I – Systems (formerly FiberCo) (ii)	(335,935)	-	-
IR/CS credit on Selic related do tax overpayment (iii)	534,804	-	-
Reversal of Provision for IR/CS - TIM Nordeste (iv)	87,565	-	-
Other amounts	17,384	11,564	106,670
	909,046	513,267	628,322
Income tax and social contribution recorded in income for the period
	(146,051)	(164,150)	(913,941)
Effective rate	4.71%	8.24%	20.15%

(i)	As mentioned in note 25 c.3, in order for investment grants not to be computed in taxable income, they must be recorded as a tax incentive reserve, which can only be used to absorb losses or be incorporated into the share capital. TIM S.A. has tax benefits that fall under these rules.

(ii)	Refers to deferred taxes on goodwill written-off, according to the sale transaction described in Note 1, which took place in November 2021 between TIM S.A. and IHS. See note 15.d.

(iii)	As mentioned in note 9, in September 2021, the Federal Supreme Court (STF), with general repercussions, established an understanding for the non-levy of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the monetary restatement using the SELIC rate in cases of undue payment. Although the aforementioned decision is still pending publication, as well as the specific TIM lawsuit is still pending judgment, TIM recorded its best estimate to date, in the amount of R$ 534 million, since the likelihood of a favorable outcome for the Company becomes probable.

(iv)	In the second quarter of 2021, there was a positive impact of R$ 87 million arising from the write-off of assets and reversal of the provision for income tax and social contribution, set up in 2009, due to the partial success in an administrative proceeding related to the merger of the company TIM Nordeste by TIM Celular.

34.	Earnings per share

The number of TIM.SA shares before the corporate reorganization was 2,420,447,019, equivalent to the number of TIM Participações common shares on the merger date. Consequently, basic and diluted earnings per share were calculated considering the retrospective impact of the change in the number of shares, pursuant to IAS 33.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

(a)       Basic

Basic earnings per share are calculated by dividing profit attributable to Company’s shareholders by the weighted average number of shares issued during the year.

	2021	2020	2019

Income attributable to the shareholders of the company	2,957,174	1,828,254	3,622,127

Weighted average number of common shares issued (thousands)	2,420,314	2,420,804	2,420,481

Basic earnings per share (expressed in R$)	1.22	0.76	1.50

(b)       Diluted

Diluted earnings per share are calculated by adjusting the weighted average amount of shares outstanding to assume the conversion of all potential dilutive shares.

	2021	2020	2019

Income attributable to the shareholders of the company	2,957,174	1,828,254	3,622,127

Weighted average number of common shares issued (thousands)	2,420,638	2,421,065	2,421,018

Diluted earnings per share (in R$)	1.22	0.76	1.50

The calculation of diluted earnings per share considered 324 thousands (261 thousands on December 31, 2020) shares related to the long-term incentive plan, as mentioned in note 26.

35.	Balances and transactions with related parties

The balances of transactions with Telecom Italia Group companies are as follows:

	Assets
	2021	2020

Telecom Italia Sparkle (i)	1,414	1,630
Gruppo Havas (vi)	83,613	-
TI Sparkle (iii)	5,084	1,915
TIM Brasil (vii)	23,069	6,129
Telecom Italia S.p.A. (ii)	1,502	370
I Systems (ix)	5,879	-
Other	674	674
Total	121,235	10,718
F-81

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

	Liabilities
	2021	2020

Telecom Italia S.p.A. (ii)	71,288	75,317
Telecom Italia Sparkle (i)	3,689	10,576
TI Sparkle (iii)	10,205	7,333
TIM Brasil (iv)	6,558	6,145
Vivendi Group (v)	1,238	1,150
Gruppo Havas (vi)	19,794	24,068
I Systems (viii)	31,596	-
Other	4,585	2,797

Total	148,953	127,386

	Revenue
	2021	2020	2019

Telecom Italia S.p.A. (ii)	1,112	1,197	775
Telecom Italia Sparkle (i)	353	2,994	5,371
TI Sparkle (iii)	3,347	4,059	2,052
I Systems (ix)	5,881	-	-
Total	10,693	8,250	8,198

	Cost / Expense
	2021	2020	2019

Telecom Italia S.p.A. (ii)	105,137	110,407	93,188
Telecom Italia Sparkle (i)	19,219	27,485	24,914
TI Sparkle (iii)	20,533	19,923	18,700
Vivendi Group (v)	1,271	1,207	1,386
Gruppo Havas (vi)	206,349	207,682	264,318
I Systems (viii)	31,596	-	-
Other	22,597	22,308	18,713
Total	406,702	389,012	421,219

(i)	amounts refer to roaming, Value-Added Services – VAS, transfer of means and international voice-wholesale.

(ii)	The amounts refer to international roaming, technical assistance and value added services – VAS and licensing for the use of a registered trademark, granting TIM. S.A. the right to use the “TIM” brand upon payment of royalties in the amount of 0.5% of the company’s net revenue, with payment made on a quarterly basis.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

(iii)	Values refer to link rental, EILD rental, media rental (submarine cable) and signaling service.

(iv)	Mainly refer to judicial deposits made on account of labor causes and transfers of employees.

(v)	the values refer to Value Added Services-VAS.

(vi)	From the values described above, in the result, they refer to advertising services, of which, R$ 143,439 (R$ 195,117 on December 31, 2020), are related to media transfers.

(vii)	Refer to judicial deposits made on account of labor claims.

(viii)	The amounts refer to fiber infrastructure services.

(ix)	The amounts are related to services provided by TIM S.A., mainly related to network operation and maintenance in the scope of Transition Service Agreement, signed when closing the transaction.

The company has social investment actions that include donations, projects developed by the Tim Institute and sponsorships. On December 31, 2021, the Company invested R$ 9,147 (R$ 4,829 on December 31, 2020).

Balances on equity accounts are recorded in the groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

36.	Management remuneration

The key management personnel includes statutory directors and the Board of Directors. The payment of key management personnel for the provision of their services is presented below:

	2021	2020	2019

Short-term benefits	31,494	23,949	22,524
Other long-term benefits	1,052	4,544	900
Share-based payments remuneration	15,176	6,343	5,379
	47,722	34,836	28,803

37.	Financial instruments and risk management

Among the financial instruments registered in the Company, there are derivatives that are financial assets or liabilities measured at fair value through the result. At each balance sheet date such assets/liabilities are measured at their fair value. Interest, monetary correction, foreign exchange variation and variations arising from the fair value measurement, where applicable, shall be recognized in the statement of income when incurred, under the line item financial income or financial expenses.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

Initially, derivatives are recognized at fair value on the date a derivative contract is concluded and are subsequently remeasured at fair value. The company does not apply “hedge accounting.”

The Company carries out transactions with derivative financial instruments, without speculative purposes, only with the aim of i) reducing risks related to foreign exchange variation and ii) managing interest rate exposure. The Company's derivative financial instruments are specifically represented by swap contracts.

The company's financial instruments are being presented in compliance with IFRS 9.

The main risk factors that the company is exposed to are as follows:

(i) Risks of foreign exchange variations

The risks of foreign exchange variations relate to the possibility of the Company computing i) losses derived from fluctuations in exchange rates by increasing the balances of debt with loans and financing obtained in the market and the corresponding financial expenses or ii) increase in cost in commercial contracts that have some type of link to foreign exchange variation. In order for these types of risks to be mitigated, the company performs: swap contracts with financial institutions with the aim of canceling the impacts arising from the fluctuation of exchange rates on the balance sheet and financial result and commercial contracts with foreign exchange band clauses with the aim of partially mitigating foreign exchange risks or derivative financial instruments to reduce the remaining risks of foreign exchange exposure in commercial contracts.

On December 31, 2021, the Company's loans and financings indexed to the variation of foreign currencies are fully protected, both in terms and in value, by swap contracts. Gains or losses on these swap contracts are recorded in the company's earnings.

In addition to the risks mentioned above, there are no other financial assets and liabilities in significant amounts that are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

The possibility of variations in the fair value of the loans obtained by the company indexed to TJLP, IPCA, fixed rate and/or TLP, when such rates pose a risk to the company’s perspective of not corresponding proportionally to the rates relating to Interbank Certificates of Deposit (CDI). The Company opted to hedge the exposure linked to the IPCA arising from the issuance of debentures, financing to BNDES and the exposure to a rate linked to the debt with BNP Paribas, all of them until maturity.

The possibility of an unfavorable movement in interest rates would cause an increase in the financial expenses of the Company, as a result of the share of the debt and the passive positions that the Company has in swap contracts linked to floating interest rates (percentage of the CDI). However, on December 31, 2021, the Company maintains its financial resources applied to Interbank Certificates of Deposit (CDI), which substantially reduces this risk.

(iii) Credit risk inherent in the provision of services

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

The risk is related to the possibility of the company computing losses derived from the inability of the subscribers to honor the payments of the invoiced amounts. To minimize this risk, the company preventively performs credit analysis of all orders imputed by the sales areas and monitors the accounts receivable of subscribers, blocking the ability to use services, among other actions, if customers do not pay their debts. There are no customers who have contributed more than 10% of net accounts receivable on December 31, 2021 and December 31, 2020 or revenues from services rendered during the year ended December 31, 2021 and 2020.

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The group's policy for the sale of telephone devices and the distribution of prepaid telephone cards is directly related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of the portfolio of accounts receivable, the monitoring of loan conditions, the positions and limits of orders established for traders, the formation of collateral are procedures adopted by the company to minimize possible collection problems with its trading partners. There are no customers who contributed more than 10% of revenues from sale of goods during the year ended December 31, 2021 and 2020. There are no customers who contributed more than 10% of the net accounts receivable from the sale of goods on December 31, 2021 and December 31, 2020.

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

(vi) Financial credit risk

The cash flow forecast is performed by the Finance Executive Board, which monitors the continuous forecasts of the liquidity requirements to ensure that the Company has enough cash to satisfy its operating needs. This forecast takes into account investment plans, debt financing, compliance with contractual clauses, compliance with internal goals and, if applicable, external regulatory or legal requirements.

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

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

Fair value of derivative financial instruments:

The consolidated derivative financial instruments are presented below:

	2021		2020
	Assets	Liabilities	Assets	Liabilities

Derivative transactions	198,027	208,787	340,660	36,166
Other derivatives (i)	457,892	-	161,429	-
	655,919	208,787	502,089	36,166
Current portion	(134,292)	(194,837)	(262,666)	(7,273)
Non-current portion	521,627	13,950	239,423	28,893

(i)	Other derivatives are instruments of share subscription options represent the option of the Company to subscribe 4.08% of the shares of C6 capital, where the Group/Company paid a share subscription premium in the amount of R$ 17.7 million. As required by IFRS 9, the financial instrument must be valued at its fair value that on December 31, 2021 and December 31, 2020 corresponds to R$ 458 million and R$ 161 million, respectively. The impact of the mark-to-market of the stock conversion option calculated, of R$ 440.3 million, represents the difference in the fair value of the option less the amount paid for the share subscription premium. This financial instrument was measured at fair value and will be subsequently verified in the company’s results for the year, also considering the arbitration risks disclosed in note 27.

The long-term derivative financial instruments on December 31, 2021 are due in accordance with the following schedule:

Assets

2023	39,335
2024	16,843
2025 onwards	465,449
521,627

Non-derivative financial liabilities are substantially composed of accounts payable with suppliers, dividends payable and other obligations, the maturity of which will occur in the next 12 months, except for loans and financing and leases, the nominal flows of payments of which are disclosed in notes 20 and 16.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

Financial instruments measured at fair value:

	2021
	Level 1	Level 2	TOTAL

Total assets	4,579,528	655,919	5,235,447

Financial assets at fair value through profit or loss	4,579,528	655,919	5,235,447

Derivative financial instruments	-	198,027	198,027
Other derivatives	-	457,892	457,892
Marketable securities	4,579,528	-	4,579,528

Total liabilities	-	208,787	208,787

Financial liabilities at fair value through profit or loss	-	208,787	208,787

Derivative financial instruments	-	208,787	208,787
	2020
	Level 1	Level 2	TOTAL

Total assets	2,077,499	502,089	2,579,588

Financial assets at fair value through profit or loss	2,077,499	502,089	2,579,588

Derivative financial instruments	-	340,660	340,660
Other derivatives	-	161,429	161,429
Marketable securities	2,077,499	-	2,077,499

Total liabilities	-	36,166	36,166

Financial liabilities at fair value through profit or loss	-	36,166	36,166

Derivative financial instruments	-	36,166	36,166

The fair value of financial instruments traded on active markets is based on market prices quoted on the balance sheet date. A market is considered active when the quoted prices are readily and regularly available from an Exchange, distributor, broker, industry group, pricing service or regulatory agency, and these prices represent actual market transactions which occur regularly on a purely commercial basis. These instruments are included in Level 1. The instruments included in Level 1 mainly comprise the equity investments of bank certificates of deposit (CDB) and committed classified as securities for trading.

The fair value of financial instruments that are not traded on active markets (e.g. over-the-counter derivatives) is determined through the use of valuation techniques. These valuation techniques maximize the use of data adopted by the market where it is available and rely as little as possible on entity-specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument is included in Level 2.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

If one or more relevant information is not based on data adopted by the market, the instrument shall be included in Level 3.

Specific valuation techniques used to value financial instruments include:

·	Quoted market prices or quotes of financial institutions or brokers for similar instruments.
·	The fair value of interest rate swaps is calculated by the present value of estimated future cash flows based on the yield curves adopted by the market.
·	Other techniques, such as analysis of discounted cash flows, available data of the last relevant transaction and analysis of results based on multiples of similar companies, are used to determine the fair value of the remaining financial instruments.

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

Financial assets and liabilities by Category

The financial instruments of the company by category can be summarized as follows:

December 31, 2021

	Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	9,472,377	5,235,447	14,707,824

Derivative financial instruments	-	198,027	198,027
Other derivatives	-	457,892	457,892
Trade accounts receivable and other accounts receivable, excluding prepayments	3,253,207	-	3,253,207
Marketable securities	-	4,579,528	4,579,528
Cash and cash equivalents	5,228,615	-	5,228,615
Leases	243,121	-	243,121
Judicial deposits	718,773	-	718,773
Other amounts recoverable	28,661	-	28,661

	Measured at amortized cost	Fair value through profit or loss	Total

Liabilities, as per balance sheet	16,095,802	208,787	16,304,589

Loans and financing	3,845,465	-	3,845,465
Derivative financial instruments	-	208,787	208,787
Suppliers and other obligations, excluding legal obligations	2,653,218	-	2,653,218
Lease liabilities	9,063,539	-	9,063,539
Dividends and interest on shareholders' equity payable	533,580	-	533,580

December 31, 2020

	Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	6,756,811	2,579,588	9,336,399

Derivative financial instruments	-	340,660	340,660
Other derivatives		161,429	161,429
Trade accounts receivable and other accounts receivable, excluding prepayments	3,180,661	-	3,180,661
Marketable securities	-	2,077,499	2,077,499
Cash and cash equivalents	2,575,291	-	2,575,291
Leases	162,198	-	162,198
Judicial deposits	794,755	-	794,755
Other amounts recoverable	43,906	-	43,906
	Measured at amortized cost	Fair value through profit or loss	Total

Liabilities, as per balance sheet	14,391,175	36,166	14,427,341

Loans and financing	2,345,032	-	2,345,032
Derivative financial instruments	-	36,166	36,166
Suppliers and other obligations, excluding legal obligations	3,128,732	-	3,128,732
Leases	8,378,835	-	8,378,835
Dividends and interest on shareholders' equity payable	538,576	-	538,576

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

Regular purchases and sales of financial assets are recognized on the trading date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in fair value are recorded in the profit and loss for the year, in the financial income and expenses’ group.

Financial risk hedge policy adopted by the Company

The Company's policy establishes that mechanisms must be adopted to protect against financial risks arising from the contracting of financing in foreign currency or indexed to the interest rate, in order to manage said exposure.

The contracting of derivative financial instruments against foreign exchange exposure shall occur simultaneously with the contracting of the debt that gave rise to such exposure. The level of coverage to be contracted for such foreign exchange exposures shall be 100% of the risk, both in terms and in value. To cover interest rates, it is up to the Company to elect or not to contract a hedging mechanism, as provided for in the internal policies.

On December 31, 2021, there are no margins or guarantees applied to transactions with derivative financial instruments of the Company.

Criteria for selection of financial institutions obey parameters that take into consideration rating made available by renowned agencies of analysis of risk, shareholders' equity and transactions, and resources’ concentration levels.

The operations with derivative financial instruments contracted by the company and in force on December 31, 2021 and December 31, 2020 are shown in the following table:

December 31, 2021

	COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	SWAP type	Debt	SWAP	Total Debt	Total swap (Long position)¹		Active Tip	Short position
USD	LIBOR x DI	KFW/ Finnvera	JP Morgan and Bank of America	282,474	282,474	100%	LIBOR 6M + 0.75% p.a.	79.00% to 92.59% of CDI
USD	PRE x DI	BNP Paribas	BNP Paribas	428,793	429,247	100%	3.32% p.a.	155% CDI
USD	PRE x DI	The Bank of Nova Scotia	Scotiabank	559,650	559,933	100%	1.73% p.a.	CDI + 1.05%
BRL	PRE x DI	BNP Paribas	BNP Paribas	515,166	517,843	100%	8.34% p.a.	CDI + 1.07%
BRL	IPCA x DI	DEBENTURE	ITAU	1,696,999	1,696,999	100%	IPCA + 4.17% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	396,281	396,281	100%	IPCA + 4.23% p.a.	96.95% CDI

1 In certain swap contracts, active tip includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

December 31, 2020

	COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	SWAP type	Debt	SWAP	Total Debt	Total swap (Long position)¹		Active Tip	Short position
USD	LIBOR x DI	KFW/ Finnvera	JP Morgan and Bank of America	351,233	351,233	100%	LIBOR 6M + 0.75% p.a.	85.25% CDI
EUR	PRE x DI	Bank of America	Bank of America	570,878	570,878	100%	0.33% p.a.	108.05% CDI
USD	PRE x DI	The Bank of Nova Scotia.	Scotiabank	1,031,526	1,031,526	100%	1.72% p.a.	134.43% CDI
USD	PRE x DI	BNP Paribas	BNP Paribas	399,725	399,725	100%	3.32% p.a.	155% CDI

Position showing the sensitivity analysis – effect of variations in the fair value of the swaps

For the purpose of identifying possible distortions arising from operations with consolidated derivative financial instruments currently in force, a sensitivity analysis was performed considering the variables CDI, US dollar (USD), Libor and IPCA, individually, in three distinct scenarios (probable, possible and remote), and their respective impacts on the results obtained.

Our assumptions basically observed the individual effect of the CDI, USD, Libor and IPCA variation used in the transactions as the case may be, and for each scenario the following percentages and quotes were used:

Sensitivity scenario		Fair value in USD, EUR, BRL and IPCA (1)	A) ∆ Accumulated variation in debt	Fair value of the active tip of the swap (+)	Fair value of the passive tip of the swap (-)	Swap result	B) ∆ Accumulated variation in swap	C) Final Result (B-A)

	Dez/21	3,390,406	-	3,390,406	(3,401,372)	(10,966)	-	-

CDI	probable	3,390,406	-	3,390,406	(3,401,372)	(10,966)	-	-
	possible	3,388,105	(2,301)	3,388,105	(3,428,742)	(40,637)	(29,671)	(27,370)
	remote	3,385,955	(4,451)	3,385,955	(3,455,013)	(69,058)	(58,093)	(53,641)
USD	probable	3,390,406	-	3,390,406	(3,401,372)	(10,966)	-	-
	possible	3,709,499	319,094	3,709,499	(3,401,372)	308,127	319,094	-
	remote	4,028,593	638,187	4,028,593	(3,401,372)	627,221	638,187	-
LIBOR	probable	3,390,406	-	3,390,406	(3,401,372)	(10,966)	-	-
	possible	3,391,542	1,136	3,391,542	(3,401,372)	(9,830)	1,136	-
	remote	3,392,677	2,271	3,392,677	(3,401,372)	(8,695)	2,271	-
IPCA	probable	3,390,406	-	3,390,406	(3,401,372)	(10,966)	-	-
	possible	3,277,656	(112,750)	3,277,656	(3,401,372)	(123,716)	(112,750)	-
	remote	3,173,004	(217,402)	3,173,004	(3,401,372)	(228,368)	(217,402)	-

(1)	(KFW Finnvera, Scotia, BofA, BNP, Debenture and BNDES)

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

Risk variable	Sensitivity scenario	CDI	USD	LIBOR	IPCA

CDI	probable	9.15%	5.5805	0.3433%	10.06%
	possible	11.44%	5.5805	0.3433%	10.06%
	remote	13.73%	5.5805	0.3433%	10.06%
USD	probable	9.15%	5.5805	0.3433%	10.06%
	possible	9.15%	6.3210	0.3433%	10.06%
	remote	9.15%	8.3708	0.3433%	10.06%
LIBOR	probable	9.15%	5.5805	0.3433%	10.06%
	possible	9.15%	5.5805	0.4291%	10.06%
	remote	9.15%	5.5805	0.5149%	10.06%
IPCA	probable	9.15%	5.5805	0.3433%	10.06%
	possible	9.15%	5.5805	0.3433%	12.58%
	remote	9.15%	5.5805	0.3433%	15.09%

As the Company has derivative financial instruments for the purposes of protection of its respective financial liabilities, the changes in the scenarios are accompanied by the respective object of protection, thus showing that the effects related to the exposure generated in the swaps will have their counterpart reflected in the debt. For these transactions, the Company discloses the fair value of the object (debt) and the protective derivative financial instrument on separate lines, as demonstrated above in the sensitivity analysis demonstration table, in order to report the company's net exposure in each of the scenarios mentioned.

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

The sensitivity analyses for derivative financial instruments in force on December 31, 2021 were carried out considering, basically, the assumptions related to changes in market interest rates and the change in the US dollar used in swap contracts. The use of these assumptions in the analysis is due exclusively to the characteristics of derivative financial instruments, which have exposure only to changes in interest and exchange rates.

Chart of gains and losses with derivatives during the year

Schedule of position showing gains and losses with derivatives

	2021	2020
Net income from derivative operations	(87,603)	290,856
Income (loss) from operations with other derivatives	285,009	155,165
F-91

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

Capital Management

The group's objectives in managing its capital are to safeguard the group's ability to continue to deliver return to shareholders and benefits to other stakeholders, as well as maintain a capital structure to reduce this cost. To maintain or adjust the group's capital structure, management may review the dividend payment policy, return capital to shareholders, or issue new shares or sell assets to reduce, for example, the level of debt. The financial leverage ratios on December 31, 2021 and 2020 can be summarized as follows:

	2021	2020
Total loans and derivatives (note 20 and 37)	3,398,333	1,879,109
Leases - Liabilities (note 16)	9,063,539	8,378,835
Leases - Assets (note 16)	(243,121)	(162,198)
Less: Cash and cash equivalents (note 4)	(5,228,615)	(2,575,291)
FIC (note 5)	(4,568,020)	(2,070,438)
Net debt	2,422,116	5,450,017
Other derivatives (note 37)	457,892	161,429
Financing of 5G License	843,020	-
Adjusted net debt	3,723,028	5,611,447
Adjusted EBITDA (1) (last 12 months)	9,459,299	8,330,038

Leverage ratio	0.39	0.65

Reconciliation of profit for the year to Adjusted EBITDA:

Profit for the year	2,957,174	1,828,254
Depreciation and amortization	5,691,696	5,527,012
Finance Income (Cost), Net	652,806	810,622
Income tax and social contribution	146,051	164,150
Share of loss of an associate	11,572	-
Adjusted EBITDA(i)	9,459,299	8,330,038

(i)	Adjusted EBITDA: Presentation of Adjusted EBITDA as a non-GAAP measure is useful to management, investors and other users of our financial information in evaluating operating profitability of the Company. Adjusted EBITDA is calculated by adding back financial income (expenses), income tax and social contribution, depreciation and amortization cost and expense, and share of loss of an associate to profit for the year.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

Changes in financial liabilities

Changes in liabilities arising from financing activities such as loans and financing, lease liabilities lease and financial instruments are presented below:

	Loans and financing	Lease liabilities	Derivative financial instruments (assets) liabilities

December 31, 2020	2,345,032	8,378,835	(465,922)
Inflows	3,062,000	2,041,474	(296,464)
Cancellations	-	(202,379)	-
Financial expenses	167,857	858,260	148,177
Foreign exchange variations, net	60,463	-	(60,574)
Payment	(1,789,887)	(2,012,651)	227,651
		-
December 31, 2021	3,845,465	9,063,539	(447,132)

	Loans and financing	Lease liabilities	Derivative financial instruments (Assets) Liabilities

December 31, 2019	2,029,088	7,780,870	(42,106)
Inflows	1,800,000	1,966,355	(161,429)
Remeasurement	-	(443,666)	-
Financial expenses	90,500	797,569	13,016
Foreign exchange variations, net	305,010	-	(305,012)
Payment	(1,879,566)	(1,722,293)	29,610

December 31, 2020	2,345,032	8,378,835	(465,922)

38.	Defined benefit pension plans and other post-employment benefits

	2021	2020

PAMEC/asset policy and medical plan	6,492	7,346

ICATU, SISTEL and VIVEST

The Company has been sponsoring defined benefit private pension plans for a group of employees from the former TELEBRÁS system, which are currently under the administration of the Sistel Foundation for Social Security and the ICATU multi-sponsor fund. In addition to the plans coming from the TELEBRÁS system, there is also the plan administered by the VIVEST foundation resulting from the incorporation of AES Atimus.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

Such pension plans, as well as medical plans, are briefly explained below:

PBS assisted (PBS-Tele Celular Sul and PBS-Tele Nordeste Celular): SISTEL benefit plan with a defined benefit feature. It includes retired employees who were part of the plans sponsored by the companies of the old TELEBRÁS system;

PBS (PBS Tele Celular Sul and PBS Tele Nordeste Celular): pension plan for active and assisted employees with defined benefit characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

TIMPREV Plan (South and Northeast): pension plan for active and assisted employees with defined contribution characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

Administration agreement: administration agreement for retirement payment to retirees and pensioners of the company's predecessors. Said plan is managed by ICATU Fundo MULTIPATROCINADO;

PAMEC/Asset Policy: complementary health care plan for retirees of the Company's predecessors;

AES Telecom: Complementary pension plan managed by Vivest, which is the responsibility of TIM, due to the acquisition of AES Atimus, a company that belonged to the former Eletropaulo.

Fiber medical plan: Provision for maintenance of health plan as post-employment benefit to former employees of AES Atimus (as established in Law 9656/98, articles 30 and 31), which was acquired and incorporated by TIM.

The actuarial position of liabilities and assets related to retirement and health care plans, on December 31, 2020, in accordance with the rules provided for by IAS 19 is presented below.

a) Effects on the base date of December 31:

	Plans						Total
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan	2021	2020

Reconciliation of assets and liabilities on 12/31/2021	(*)		(*)

Present value of the actuarial obligations	38,869	9,176	119	672	14,100	3,231	66,167	69,362
Fair value of the plan assets	(56,478)	(14,739)	(405)	-	(11,511)	-	(83,133)	(80,856)
Present value of the obligations exceeding the fair value of the assets	(17,609)	(5,563)	(286)	672	2,589	3,231	(16,966)	(11,494)

Amount recognized in other comprehensive income	-	2,327	168	-	-	-	2,495	2,023
Net actuarial liabilities/(assets)	(17,609)	(3,236)	(118)	672	2,589	3,231	(14,471)	(9,471)

(*)	No asset was recognized by the sponsors, due to the impossibility of reimbursing this surplus, and the fact that the sponsor’s contributions will not be reduced in the future.

b) Changes in net actuarial liabilities (assets)

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Actuarial liabilities (assets) on 12/31/2020	(15,731)	(1,360)	(287)	858	2,145	4,343
Expense (revenue) recognized in income (loss)	(1,063)	(90)	(20)	57	160	535
Contributions of the sponsor	-	-	-	(45)	-	(8)
Recognized actuarial (gains) or losses	(815)	(1,786)	189	(198)	284	(1,639)
Unrecognized actuarial (gains) or losses	-	-	-	-	-	-
Net actuarial liabilities (assets) on 12/31/2021	(17,609)	(3,236)	(118)	672	2,589	3,231

c) Reconciliation of present value of obligations

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Value of obligations on 12/31/2020	41,852	10,072	147	858	12,090	4,343
Cost of current service	17	-	-	-	-	213
Interest on actuarial obligation	2,743	640	10	57	868	322
Benefits paid in the year	(2,898)	(768)	(9)	(45)	(605)	(8)
Contributions paid by participants	-				0
(Gains)/losses in obligations	(2,845)	(768)	(29)	(198)	1,747	(1,639)

Value of obligations on 12/31/2021	38,869	9,176	119	672	14,100	3,231

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

d) Reconciliation of the fair value of the assets

Plans
PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Fair value of assets on 12/31/2020	57,479	12,998	434	-	9,945	-
Benefits paid in the year	(2,898)	(768)	(9)	-	(605)	-
Actual earnings from assets during the year	3,799	834	29	-	708	-
Actuarial gain (loss) on plan assets	(1,902)	1,675	(49)	-	1,463	-
Contributions paid by participants	-	-	-	-	-	-
Contributions of sponsor converted in the plan	-	-	-	-		-
Fair value of assets on 12/31/2021	56,478	14,739	405	-	11,511	-

e) Expenses planned for 2022

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Current service cost (with interest)	4	-	-	-	-	121
Interest on actuarial obligations	3,289	769	10	57	1,242	290
Earnings expected from assets	(4,841)	(1,257)	(35)	-	(1,008)	-
Interest on the effect of the (asset)/liability limit	1,552	284	10	-	-	-

Total unrecognized net expense (revenue)	4	(204)	(15)	57	234	411

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

Actuarial assumptions adopted in the calculations

The main actuarial assumptions adopted in the calculation were as follows:

Nominal discount rate for the actuarial obligation:	PBS South: 8.81% / 5.13%; PBS Nordeste: 8.84% / 5.16%; CA: 8.81% / 5.13%; PBS-A: 8.78% / 5.10%; AES: 9.02% / 5.33%; PAMEC: 8.81% / 5.13%; FIBER: 9.02% / 5.33%
Salary growth rate - nominal:	PBS: 3.50%/ 0.00% CA, PBS-A, AES, PAMEC and FIBER: Not applicable
Biometric general mortality table:	PBS, CA, PAMEC and FIBER: AT-2000 segregated per sex, decreased by 10%
Biometric table of new disability benefit vested:	PBS and FIBER: Álvaro Vindas; CA, PBS-A, AES and PAMEC: Not applicable
Expected turnover rate:	PBS: Null; CA, PBS-A, AES and PAMEC: Not applicable; FIBER: 0.15/ (length of service + 1), being null as of 50 years old
Probability of retirement:	PBS and FIBER: 100% at 1st eligibility; CA, PBS-A, AES and PAMEC: Not applicable
Estimated long-term inflation rate	PAMEC and FIBER: 6.60% / 3.00%
Determination method	Projected Unit Credit Method

39.	Insurances

The Company maintains a policy of monitoring the risks inherent in its operations. As a result, on December 31, 2021, the company had insurance contracts in force to cover operational risks, civil liability, cyber risks, health, among others. The management of the company understands that the policies represent sufficient amounts to cover any losses. The main assets, liabilities or interests covered by insurance and their maximum indemnity limits are as follows:

Modalities	Maximum indemnity limits
Operational Risks	R$550,000
General Civil Liability - RCG	R$ 80,000
Cyber risks	R$ 30,001
Automobile (executive and operational fleet)	R$ 1,000 for optional civil liability (property damage and bodily harm) and R$ 100 for pain and suffering.

40.	Supplementary information to the cash flow

Schedule of supplementary information to the cash flow

	2021	2020	2019
Non-cash transactions
Additions to property, plant and equipment and intangible assets - with no effect on cash	(1,929,392)	(1,315,151)	(6,653,985)
Additions to intangible assets - acquisition of licenses	2,682,469	-	-

TIM participated in the 5G Auction for the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands to deploy the 5th Generation mobile telephony, winning several lots in these radio frequencies. In December 2021, the Capex recorded for licenses and related obligations is R$ 3,584 million, with the amount of R$ 2,682 as a contra entry to commitments payable and R$ 902 million with a cash impac

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

41.       Subsequent events

Mr. Alberto Mario Griselli appointed as CEO of TIM S.A.

TIM S.A., in continuity with the Material Fact published on January 21, 2022, communicated that, on January 31, 2022, its Board of Directors accepted the resignation of Mr. Pietro Labriola from the positions of Chief Executive Officer (“CEO”) and Board Member of the Company.

The Company’s Board of Directors subsequently appointed Mr. Alberto Mario Griselli to effectively and immediately replace Mr. Labriola in the positions of CEO and Board member. The election of Mr. Griselli to the Company’s Board needs to be confirmed by the next Annual General Meeting of TIM.

The position of Chief Revenue Officer (“CRO”), previously held by Mr. Griselli, will be temporarily vacant, and the CEO will accumulate his responsibilities.

Mr. Griselli holds a degree in Electronic Engineering from La Sapienza University in Rome and a FMBA from Columbia University. With over 20 years of experience in the telecommunications industry, he has held relevant positions such as Vice-President for Latin America at TIMwe, a global provider of mobile engagement solutions for telecom operators, and Managing Director for Latin America at Value Partners, a management consulting firm. Mr. Griselli held the position of CRO at TIM since July 30, 2019.

Transfer control of Oi’s mobile telephony activities

TIM S.A. became aware that in an extraordinary public meeting of its Board of Directors held on January 31, 2022, ANATEL – the National Telecommunications Agency, unanimously granted prior consent to the implementation of the corporate transaction referring to the full transfer of control of the three specific purpose entities (“Mobile Assets SPE” or “SPE”) (1), which correspond to the mobile telephony activities of Oi Móvel S.A. – Under Judicial Reorganization (“Oi Móvel”), for the companies TIM, Telefônica Brasil S.A. and Claro S.A. (“Transaction”).

On February 9, 2022, the Administrative Court of the Administrative Council for Economic Defense (CADE), approved the implementation of the corporate transaction referring to the full transfer of control of the three special purpose entities (“Mobile Assets SPE” or “SPE”)1, which correspond to the mobile telephony activities of Oi Móvel S.A. – Under Judicial Recovery (“Oi Móvel,” “Seller”), for the companies TIM, Telefônica Brasil S.A. and Claro S.A.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

On 13th April 2022, TIM, Telefônica Brasil S.A. and Claro S.A. (together “Buyers”) delivered to Oi Móvel S.A. – Under Judicial Reorganization (“Oi Móvel”, “Seller”), the closing notice related to the process of acquisition of the Seller's mobile assets (“Transaction”).

In order for such delivery to become possible, approvals were obtained by the Administrative Council for Economic Defense (CADE), through the signing of an Agreement on Concentration Control, which has already become final, and by the National Telecommunications Agency (ANATEL), in particular with the publication of Acts No. 4,949/2022, 4,950/2022 e 4,951/2022, in addition to being met or waived by the Buyers, as the case may be, all contractual precedent conditions. Thus, the parties scheduled the closing of the transaction for April 20th, 2022.

1 Cozani RJ Infraestrutura e Rede de Telecomunicações S.A. (SPE TIM), Garliava RJ Infraestrutura e Rede de Telecomunicações S.A. (SPE Telefônica) and Jonava RJ Infraestrutura e Rede de Telecomunicações S.A. (SPE Claro).

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2021 (In thousands of Reais, except when otherwise indicated)

Distribution of Interest on Shareholders’ Equity (JSCP)

The Company's Board of Directors approved on March 22, 2022 the payment of R$ 195,000 in Interest on Equity. The payment will occur until April 27th, 2022 and the date for identification of shareholders entitled to receive such values is March 28th, 2022.

