Form 20-F
period 2022-12-31
TIM S.A.
filed 2023-04-28
CIK 1826168

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its charter)

TIM, Inc.
(Translation of Registrant’s name into English)

THE FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of incorporation or organization)

João Cabral de Melo Neto Avenue, 850 – South Tower – 12th floor
22775-057, Rio de Janeiro, RJ, Brazil
(Address of principal executive offices)

Alberto Mario Griselli
Chief Executive Officer and Investor Relations Officer
TIM S.A.
João Cabral de Melo Neto Avenue, 850 – South Tower – 12th floor
22775-057, Rio de Janeiro, RJ, Brazil
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐ No ☒

i

Presentation of FINANCIAL AND OTHER Information

In this annual report, TIM S.A. (formerly known as Intelig Telecomunicações Ltda., or “Intelig”), a publicly held company (sociedade anônima) organized under the laws of the Federative Republic of Brazil, is referred to as “TIM” or the “Company”. References to “we,” “us” and “our” are to TIM together with, where the context so requires and as explained more fully below, Cozani RJ Infraestrutura e Rede de Telecomunicações S.A. (“SPE Cozani”) which was merged into the company on April 1, 2023, TIM Participações S.A. (“TIM Participações”), our prior parent holding company, which was merged into the company in September 2020, TIM Celular S.A. (“TIM Celular”), which was merged into the Company in October 2018, TIM Sul S.A. (“TIM Sul”) and TIM Nordeste Telecomunicações S.A. (“TIM Nordeste”), both of which merged into the Company in May 2005. Collectively, these transactions are referred to herein as the Reorganization.

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

Presentation of Financial Information

We maintain our books and records in reais. The consolidated financial statements included in this annual report were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) (“consolidated financial statements”). As a complement to the IFRS principles, the Company also applies accounting practices established under Brazilian corporate law and rules issued by the Securities and Exchange Commission of Brazil (Comissão de Valores Mobiliários) (“CVM”), for the Brazilian Stock Market Exchange and Anatel to comply with the regulatory requirements. The selected financial information for the Company included in “Item 3. Key Information—A. Selected Financial Data” should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements of the Company and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this annual report.

The Merger, which occurred in 2020, as defined below, was accounted using the predecessor method of accounting, through which the historical operations of TIM Participações are deemed to be those of the Company. See “Item 4. Information on the Company—A. History and Development of the Company—Historical Background.” Accordingly, the consolidated financial statements included in this report reflect:

•	the historical operating results and financial position of TIM Participações prior to the Merger;
•	the consolidated results of the Company and TIM Participações following the Merger;
•	the balances as of and for the year ended December 31, 2020 represent consolidated amounts;
•	on November 16, 2021, we sold 51% of the share capital of our subsidiary, I-Systems (formerly FiberCo) to IHS and thereafter we no longer had any subsidiaries. As such, the balances as of and for the year ended December 31, 2021 represent individual amounts; and
•	on April 20, 2022, we acquired 100% of the share capital of SPE Cozani and it became our subsidiary. As such, the balances as of and for the year ended December 31, 2022 represent consolidated amounts.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying our accounting policies. Those areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3 to our consolidated financial statements.

ii

All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3. Key Information—A. Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the commercial selling exchange rate as reported by the Central Bank of Brazil (Banco Central do Brasil) (“Central Bank”), on December 31, 2022 of R$5.218 to U.S.$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian currency.

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

Forward-Looking Information

This annual report contains statements in relation to our plans, forecasts, expectations regarding future events, strategies and projections, which are forward-looking statements and involve risks and uncertainties and are therefore, not guarantees of future results. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after we file this annual report because of new information, future events and other factors. We and our representatives may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of our management, are forward-looking statements. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “plan,” “predict,” “project” and “target” and similar words are intended to identify forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. These statements appear in a number of places in this annual report, principally in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” and include, but are not limited to, statements regarding our intent, belief or current expectations with respect to:

•	general economic, political, social and business conditions in Brazil, including the impact of the current international economic environment and the macroeconomic conditions in Brazil including the recent Brazilian presidential election of 2022 and the ongoing war between Russia and Ukraine;
•	Brazilian telecommunications industry conditions, size and trends;
•	characteristics of competing networks’ products and services;
•	estimated demand forecasts;
•	actual or threatened health epidemics, pandemics, outbreaks, or other public health crises, including COVID-19, could have an adverse impact on our business;
•	the size of our subscriber base, particularly any increase in our postpaid subscribers;
•	development of additional sources of revenue;
•	strategy for marketing and operational expansion;
•	achieving and maintaining customer satisfaction;

iii

•	development of higher profit margin activities, attaining higher margins, and controlling customer acquisition and other costs; and
•	capital expenditures forecasts, funding needs and financing resources.

Because forward-looking statements are subject to risks and uncertainties, our actual results and performance could differ significantly from those anticipated in such statements and the anticipated events or circumstances might not occur. The risks and uncertainties include, but are not limited to:

•	our ability to successfully implement our business strategy;
•	increasing competition from other providers and services in the telecommunications industry, particularly global and local Over The Top (“OTT”), competitors providing communication services like Voice over Internet Protocol, (“VoIP”), calls and messages;
•	the trend towards consolidation in the Brazilian telecommunications market;
•	our ability to respond to new telecommunications technologies that are received favorably by the market;
•	our ability to efficiently operate our systems and controls that are subject to failure or to cyber-security risks;
•	our ability to expand our services while maintaining the quality of the services provided and a positive customer experience;
•	our ability to operate efficiently and to refinance our debt as it comes due, particularly in consideration of political and economic conditions in Brazil and uncertainties in credit and capital markets, such as in the context of the ongoing COVID-19 pandemic and the war between Russia and Ukraine;
•	performance of third-party service providers and key suppliers on which we depend, as well as credit risk with respect to our customers;
•	government policy and changes in the regulatory environment or in the legal framework in Brazil, particularly as an economic group classified as having significant market power in some markets subject to increased regulation;
•	our dependence on authorizations granted and renewed by the Brazilian government;
•	the effect of economic and political conditions, such as inflation and exchange rate fluctuations;
•	the growing requirements and new regulations and standards regarding Environmental, Social and Governance (“ESG”) disclosure could generate yet to be identified obligations and expenditures; and
•	other factors identified or discussed under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

iv

Part I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.       [Reserved]

Selected Financial Data

The selected financial data presented below should be read in conjunction with our audited consolidated financial statements, including the notes thereto, included elsewhere in this annual report. Our consolidated financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 have been audited by Ernst & Young Auditores Independentes S/S Ltda. (“EY”). The audit report of Ernst & Young Auditores Independentes S/S Ltda. on such consolidated financial statements appears elsewhere in this annual report.

Our consolidated financial statements included herein and the selected financial data as of December 31, 2022and 2021 and for the years ended December 31, 2022, 2021 and 2020 derive from the respective year-end audited consolidated financial statements.

The following table presents a summary of our historical financial and operating data for each of the periods indicated. Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2022, have been translated into U.S. dollars at the commercial market rate in effect on December 31, 2022 (as reported by the Central Bank of R$5.218 to U.S.$1.00). See “—Exchange Rates” for information regarding exchange rates for the Brazilian real. You should read the following information together with our consolidated financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

	As of and for the Year Ended December 31(2),
	2022 U.S.$(1)	2022 R$	2021 R$	2020 R$
	(in thousands, unless indicated otherwise)
Income Statement Data:
Revenue	4,126,255	21,530,801	18,058,027	17,267,812
Cost of services provided and goods sold	(2,042,158)	(10,655,981)	(8,443,023)	(7,996,615)
Gross income	2,084,097	10,874,820	9,615,004	9,271,197
Operating income (expenses)
Selling expenses	(1,072,482)	(5,596,211)	(4,621,788)	(4,443,027)
General and administrative expenses	(346,634)	(1,808,735)	(1,723,384)	(1,673,290)
Share of loss of an associate	(11,803)	(61,587)	(11,572)	-
Other income (expenses), net	(47,599)	(248,371)	497,771	(351,854)
Profit before financial income and expenses	605,580	3,159,916	3,756,031	2,803,026
Financial income (expenses) and foreign exchange variations, net	(275,778)	(1,439,008)	(652,806)	(810,622)
Profit before income tax and social contribution	329,802	1,720,908	3,103,225	1,992,404
Income tax and social contribution	(9,611)	(50,153)	(146,051)	(164,150)
Profit for the year	320,191	1,670,755	2,957,174	1,828,254
Basic earnings per share (in R$/U.S.$ per share)	0.13	0.69	1.22	0.76
Diluted earnings per share (in R$/U.S.$ per share)	0.13	0.69	1.22	0.76
Number of shares outstanding:
Common shares (in millions)	2,420	2,420	2,420	2,420
Dividends per share	0.14	0.74	0.37	0.38
Balance Sheet Data:
Property, plant, equipment and intangibles assets	7,489,019	39,077,700	28,893,479	27,127,773
Total assets	10,810,342	56,408,367	49,819,186	41,654,417
Leases, Loans and Financing	3,411,592	17,801,690	12,909,004	10,723,867
Shareholders’ equity	4,867,260	25,397,365	25,107,106	23,182,745
Share capital	2,582,961	13,477,891	13,477,891	13,477,891
Cash Flows Data:
Operating Activities:
Net cash flows from operating activities	1,807,028	9,429,075	10,078,087	8,673,871
Investing Activities:
Net cash flows used in investing activities	(1,651,963)	(8,619,945)	(6,689,396)	(5,293,356)
Financing Activities:
Net cash flows used in financing activities	(668,653)	(3,489,032)	(735,366)	(3,089,273)
Increase (decrease) in cash and cash equivalents	(513,587)	(2,679,902)	2,653,325	291,243
Cash and cash equivalents at the beginning of the year	1,002,034	5,228,615	2,575,291	2,284,048
Cash and cash equivalents at the end of the year	488,446	2,548,713	5,228,615	2,575,291

(1)	For convenience purposes only, amounts in reais as of and for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.218 to U.S.$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.
(2)	The balances for the years ended December 31, 2022 and 2020 represent consolidated amounts. On November 16, 2021, we sold 51% of the share capital of our subsidiary, I-Systems (formerly FiberCo) to IHS and thereafter we no longer had any subsidiaries. As such, the balances as of and for the year ended December 31, 2021 represented individual amounts. On April 20, 2022, we acquired 100% of the share capital of SPE Cozani and it became our subsidiary. As such, the balances as of and for the year ended December 31, 2022 represented consolidated amounts. See Note 2 of our consolidated financial statements included elsewhere in this annual report.

Brazilian Economic Environment

Our business, prospects, financial condition and results of operations are dependent on general economic conditions in Brazil. The table below sets forth data regarding gross domestic product (“GDP”), inflation, interest rates and real/U.S. dollar exchange rates in the periods indicated:

	2022	2021	2020
GDP growth (contraction) (%)(1)	2.9	4.5	(4.1)
Inflation (deflation) – IGP-M (%)(2)	5.45	17.47	23.14
Inflation (deflation) – IPCA (%)(3)	5.62	10.06	4.52
SELIC (%)(4)	13.75	9.25	2.00
DI Rate (%)(5)	12.39	4.43	1.90
TJLP (%) (6)	7.2	5.32	4.55
Appreciation (devaluation) of the real against the U.S. dollar (%)	6.5	(7.4)	(29.34)
Exchange rate (closing) – R$ per U.S.$1.00	5.2171	5.5805	5.1967
Average exchange rate – R$ per U.S.$1.00(7)	5.1653	5.3950	5.1612

(1)	Brazilian GDP was calculated using the new procedures adopted by the IBGE.
(2)	The General Market Price Index (Índice Geral de Preços do Mercado) (“IGP-M”), as measured by Fundação Getulio Vargas (“FGV”), represents data accumulated over the 12 months in each year ended December 31.
(3)	The National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) (“IPCA”), as measured by IBGE, represents data accumulated over the 12 months in each year ended December 31.
(4)	This is the average adjusted rate of daily financing determined in the Special Settlement and Custody System (Sistema Especial de Liquidação e Custódia) (“SELIC”), for Brazilian federal securities (end of period).
(5)	The DI rate is the end of period interbank deposit rate in Brazil.
(6)	The long-term interest rate (Taxa de Juros de Longo Prazo) (“TJLP”), represents the interest rate applied by the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social) (“BNDES”), in long-term financings (end of the period).
(7)	Average exchange rate of each year.

Sources: BNDES, Central Bank, Bloomberg, FGV and IBGE.

Similar to 2021, 2022 continued to be significantly impacted by the COVID-19 pandemic. Following the commencement of wide scale vaccination globally in late 2020, and with the advance of vaccination in Brazil throughout 2021 and 2022, combined with the consequent easing of mobility restrictions, Brazil’s gross domestic product (GDP) grew by 2.9 % in 2022. Brazilian trade flow grew 21.5% compared to 2021, and reached US$ 607.7 billion in 2022. It is worth mentioning the 19.3% increase in imports and the 24.3% increase in exports. Inflation, measured by the IPCA, reached 5.62%, exceeding the midpoint of the target set by the Central Bank, which was 3.5% for the year. Among the factors that impacted such result, the food industry recorded an increase of 11.6%, compared to 7.9% in the previous year, as a result of worse weather conditions during the period. Increases in commodity prices, mainly oil, also played a role in pushing inflation above the target ceiling for the second year in a row. The SELIC, or basic interest rate, was lowered progressively to 2.00% on August 5, 2020 before increasing again and reaching 13.75% as of December 31, 2022. This movement is explained by stimulus measures being undertaken to prompt an economic recovery following lock-down measures implemented by the government in response to the COVID-19 pandemic and the impact of high inflation which followed. The Brazilian government and Central Bank have taken and will likely continue to take actions to change or adjust economic policies as a reaction to turmoil in the financial markets and increased volatility caused by the COVID-19 outbreak.

Instability has continued to characterize Brazil’s political environment, leading to uncertainties regarding necessary reforms such as tax and administrative reforms. We cannot predict the effects of further political developments on the Brazilian economy, including the policies that President Luis Inácio Lula da Silva and his economic team will submit to Congress during his term in office, which may be approved or not and may affect our business and the Brazilian economy.

In Europe, levels of economic activity entered a slower growth trajectory, as the war between Russia and Ukraine, political tensions within the Eurozone and the effects of the United Kingdom formally leaving the European Union on January 31, 2020, or Brexit, continue (see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—We may be impacted by volatility in the global financial markets”). In the United States, it is unclear the degree to which current political divisions in the country will continue throughout the current four-year presidential term of President Biden, as well as the policies that will be adopted by the current administration and the effects of any such policies, if implemented.

Exchange Rates

In relation to foreign exchange, the Brazilian real appreciated 6.5% compared to the U.S. dollar in 2022, primarily as a result of the impact of uncertainties regarding inflation in the United States and external factors such as the ongoing war between Russia and Ukraine. There can be no assurance that the real will appreciate or depreciate against the U.S. dollar or other currencies in the future.

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

During the first part of 2023, the real appreciated as compared to the U.S. dollar. On April 27, 2023, the selling real/dollar exchange rate was R$5.015 to U.S.$1.00. The real/dollar exchange rate fluctuates and, therefore, the selling rate on April 27, 2023 may not be indicative of future exchange rates.

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

Summary of Risks Relating to our Business

•	We may be unable to successfully implement our business strategy.
•	Future partnerships or joint ventures that we enter into may not bring the expected financial results and could cause harm to our image as well as financial costs.

•	Any acquisitions or investments in other companies, products, or technologies could require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our operating results.
•	We face various risks related to health epidemics, pandemics and outbreaks, such as COVID-19, which may have material adverse effects on our business, financial condition, results of operations and cash flows.
•	We face increasing competition from other providers and services, which may adversely affect our results of operations.
•	Our operations depend on our ability to efficiently operate our systems and controls that are subject to failure that could affect our business and our reputation.
•	We face various cyber-security risks that, if not adequately addressed, could have an adverse effect on our business.
•	Our operations could be suspended or interrupted as a result of natural or man-made disasters or other unexpected events, such as those related to climate change.
•	We may be unable to implement our plans to expand and enhance our existing networks in Brazil in a timely manner or without unanticipated costs, which could hinder or prevent the successful implementation of our business plan and adversely affect our results of operations.
•	We depend on key suppliers, certain inputs and contractual relationships with other telecommunications providers which are critical to our ability to provide telecommunications services to our customers or may have a material adverse effect on our operations.

Summary of Risks Relating to the Brazilian Telecommunications Industry

•	Anatel classified us as an economic group with significant market power in some markets and we are now subject to increased regulation.
•	The Brazilian government under certain circumstances may terminate our authorizations or we may not receive renewals of our authorizations.

Summary of Risks Relating to Brazil

•	Risks related to Brazilian economic and political conditions may negatively affect our business.
•	The Brazilian government has exerted significant influence over the Brazilian economy and continues to do so. This involvement may have an adverse effect on our activities, our business and on the market prices of our shares and ADSs.
•	Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to our business and over our prices.

Summary of Risks Relating to our Common Shares and the ADSs

•	Our controlling shareholder has power over the direction of our business.
•	Holders of our ADSs are not entitled to attend shareholders’ meetings and may only vote through the depositary.
•	Holders of our ADSs or common shares in the United States may not be entitled to participate in future preemptive rights offerings.

•	Cash dividends, interest on shareholders’ equity and other cash distributions, as well as judgments seeking to enforce our obligations in respect of our shares or ADSs in Brazil will be payable only in reais.
•	Holders of ADSs or common shares could be subject to Brazilian income tax on capital gains from sales of ADSs or common shares.
•	An exchange of ADSs for common shares risks loss of certain foreign currency remittance and Brazilian tax advantages.

Risks Relating to our Business

We may be unable to successfully implement our business strategy.

Our business will be adversely affected if we are unable to successfully implement our strategic objectives and factors beyond our control may prevent us from doing so.

Our business strategy aims to increase cash-flow generation to support new avenues of growth and increase shareholder returns and can be divided into two key focuses: (1) Core, being our mobile and broadband business; and (2) Beyond connectivity being our business-to-business (B2B) / Internet of Things (IoT) and customer platform strategy.

Strengthening our core business requires managing and expanding our infrastructure, including with the deployment of new technologies such as 5G and the integration of the assets we acquired from Oi Mobile. Additionally, our Core strategy requires successfully monetizing our mobile customer base and expanding our fixed broadband business.

Alongside Core, we implement a strategy of Beyond Connectivity, where our principal goal is to attract and expand partnerships that can offer exponential growth opportunities, while scaling-up our B2B and IoT presence.

Our ability to implement our strategy is influenced by many factors partially or completely outside our control, including:

•	an increase in the number of competitors due to the entrance of new market participants and/or the improvement in financial strength of existing players in the telecommunication sector that could reduce our market share;
•	increased competition from mobile virtual network operators which offer telecommunication services to customers by leasing network capacity from traditional network providers, without their own network infrastructure;
•	increased competition in our main markets that could force us to reduce the prices we charge for our services in order to compete effectively;
•	our ability to strengthen our competitive position in the Brazilian mobile telecommunications market;
•	increased competition from global and local OTT (Over The Top), providers who offer content and services using the internet, including voice calls and messaging, without owning network infrastructure;
•	our ability to efficiently operate and grow our broadband business alongside our original business as a mobile network operator (MNO);
•	we may be unsuccessful migrating our FTTC (Fiber to the Curb) broadband legacy customers to FTTH (Fiber to the Home) technology in an efficient manner and within the planned time frame, including due to technical or competitive issues;

•	pursuant to our fixed broadband asset-light strategy, we may be unable to reach our FTTH coverage rollout plan since we are dependent on the network infrastructure capacity available to us, and if the network infrastructure is not deployed as currently expected, our rollout plan will be affected;
•	our ability to successfully capture the economic value of investments and partnerships in IoT, particularly in B2B settings, including our ability to successfully transition from pilot programs to developing products and services that can generate profit at scale;
•	our ability to find and partner with IoT providers, given the fragmented IoT market and the limited number of established providers, as well as the complexity of integrating multi-vendor solutions, including data privacy risks;
•	our ability to select the right business partners for undertaking our customer platform strategy;
•	our ability to develop and introduce new and innovative technologies that are received favorably by the market, and which enable us to provide value-added services that encourage the use of our network;
•	controls and system technology failures, which could negatively affect our revenues and reputation;
•	the introduction of transformative technologies that could be difficult for us to keep pace with and which could cause significant decreases in our revenue;
•	the increasing network capacity demand and therefore our ability to manage the continuous growth of mobile data traffic, which in turn requires further investments in infrastructure or the acquisition of additional radio frequencies in order to maintain network quality, especially in large cities, where population density is higher and the costs of network expansion are considerably high;
•	the development and expansion of NGSO satellite internet (Non-Geostationary-Satellite Orbit), which may offer significant market and product opportunities in the telecommunications sector by offering broad wide-range coverage at high speed while also disrupting the business of existing providers;
•	our ability to operate efficiently and to pay or refinance our debt as it comes due, particularly in light of political and economic conditions in Brazil and uncertainties in credit and capital markets;
•	our ability to most efficiently scale our structure;
•	our ability to attract and retain qualified personnel;
•	performance of third-party service providers and key suppliers on which we depend, such as any difficulties we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weakness of our suppliers;
•	government policy and changes in the regulatory environment or legal framework in Brazil;
•	the effect of exchange rate and inflation fluctuations;
•	the outcome of litigation, disputes and investigations in which we are involved or may become involved;
•	the costs we may incur due to unexpected events, including in situations where our insurance is not sufficient to cover such costs;
•	large scale adverse events that could cause negative effects, requiring a long recovery period, or which may permanently impact the socioeconomic environment, such as natural disasters, political instability, or pandemics; and

•	the real possibility of an increase in taxes by state governments and the Brazilian Federal Government in order to balance their financial deficits or to respond to climate change and changes in energy generation.

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

Furthermore, our established partnerships are subject to common litigation risks and we can make no assurance that these established partnerships or future partnerships will not become involved in any type of dispute. We may also be required to initiate litigation to protect our interests, including, among others, to enforce our intellectual property rights arising from our investment and development of new technologies as part of such partnerships or joint ventures.

Any acquisitions or investments in other companies, products, or technologies could require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our operating results.

Our business strategy has included, and may in the future include, acquiring other complementary products, technologies, or businesses. We evaluate and expect in the future to evaluate potential strategic acquisitions of, and partnerships or joint ventures with, complementary businesses, services or technologies. However, we cannot assure you that any benefits will materialize, and we may suffer losses in connection to the used funds and to the opportunity costs related to such transactions.

Acquisitions or investments may result in unforeseen operating difficulties and expenditures and we may not achieve the anticipated benefits from certain acquisition, partnership and joint venture due to a number of factors, including:

•	inability to integrate or benefit from businesses, services, customers or technologies that we acquire or with which we form a partnership or joint venture in a profitable manner;
•	unanticipated costs or liabilities associated with the acquisition;
•	inability to finance any businesses, services or technologies that we acquire or with which we form a partnership or joint venture;
•	difficulty integrating the accounting systems, operations, and personnel of the acquired business;
•	difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;
•	diversion of management’s time and resources from other core business concerns;
•	adverse effects to our existing business relationships with business partners and customers as a result of the acquisition;
•	the potential loss of key employees; and
•	use of resources that are needed in other parts of our business.

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

We face various risks related to health epidemics, pandemics and outbreaks, such as COVID-19, which may have material adverse effects on our business, financial condition, results of operations and cash flows.

We face various risks related to health crisis such as epidemics, pandemics or outbreaks (including COVID-19). These events can trigger changes in consumer behavior related to illness, death, fear and market downturns.

Additionally, restrictions intended to slow the spread of a health epidemic, pandemic or outbreak, such as quarantines, government-mandated actions, stay-at-home orders and other restrictions, may lead to: (i) a reduction in demand for our services, (ii) hinder our ability to provide services, (iii) disrupt supply chains; (iv) reduce international trade and business activity; and (v) create volatility in the global and Brazilian capital markets and have a negative impact on the local economy.

If significant portions of the workforce are not able to work effectively because of a health crisis, such as in the case of epidemics, pandemics and other outbreaks, including due to illness, quarantine, facility closures, ineffective remote work agreements or technology failures or limits, our operations could be significantly disrupted. Network availability, performance, maintenance, condition, repair and our ability to setup or install new connections may be affected by the effects of increased absenteeism in the field workforce, or by the imposition of restrictions such as the type implemented during the COVID-19 outbreak, for example, by hindering the movement and access of our field maintenance teams to equipment stations. The supply chain for technology products, and their underlying components (such as spare parts, transmission and switching equipment, appliances and modems) can be impacted by any delay in the manufacturing processes of suppliers in their countries of origin.

As a result of health epidemics, pandemics and outbreaks, our business can be adversely affected in many ways, potentially for an extended or unpredictable period of time. For example, as a result of impacts on the global economy, market declines and increased market volatility, which could also adversely affect our ability to refinance debt or raise capital on favorable terms.

To the extent any health crisis, epidemic, pandemic or outbreak (such as COVID-19), adversely affects our business and financial results, it could also have the effect of heightening many of the other risks described in this ‘‘Risk Factors’’ section, such as those relating to our ability to successfully implement our business strategy (see “—We may be unable to successfully implement our business strategy”) the credit risk of our customers (see “—We are subject to credit risk with respect to our customers”), our dependence on key suppliers and contractual relationships with other telecommunications providers (“—We depend on key suppliers, certain inputs and contractual relationships with other telecommunications providers which are critical to our ability to provide telecommunications services to our customers”) the Brazilian government’s influence over the Brazilian economy (see “—Risks Relating to Brazil—Risks related to Brazilian economic and political conditions may negatively affect our business”) and volatility in global and domestic financial markets. See “—Risks Relating to Brazil— We may be impacted by volatility in the global financial markets” and “—Risks Relating to Brazil—Developments and the perception of risk in other countries may adversely affect the Brazilian economy and market price of Brazilian issuers’ securities.”

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

We face competition throughout Brazil from many providers in the personal communications service (“PCS”), market. We compete with providers of mobile telecommunication, VoIP services (“Voice over Internet Protocol”), and landline telecommunications services – including by bundling voice and data to customers in a single offer. Due to this increasing competition, we may incur higher advertising and commercial costs as we attempt to maintain or expand our market share. Other than TIM, the following main competitors also hold authorizations to provide PCS with national coverage: Claro S.A., under the brand name Claro and Telefônica Brasil S.A., under the brand name Vivo (“Vivo”). Moreover, all PCS providers with national coverage offer third generation, or 3G, and fourth generation, or 4G, fifth generation, or 5G mobile telecommunications network technology, reducing differentiation. With the recent acquisition of Oi Mobile assets by TIM, Vivo and Claro, we believe that the likelihood of further consolidations in the Brazilian telecom market among the main competitors are remote, but if further consolidations driven by our main competitors were to occur, those consolidations may favor their strategic advantage with increased market power and access to greater financial resources, thereby weakening our market position.

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

OTT service providers hold most of the content, the means to create it and the distribution channel. Together with these resources they dedicate themselves to creating new ways for their customers to interact with and consume content. As a result, it can be challenging for network operators, such as ourselves, to design value-added services that are beneficial to our customers. In addition to technological, we may face other hurdles to offering value-added services, such as regulation.

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

In addition, Anatel promulgated a new “Spectrum Use Regulation” (RUE) based on a “use it or share it” principle to ensure the availability of radio frequencies. With the aim of increasing competition, Anatel is preparing changes to the rules to encourage the more efficient use of spectrum bandwidths, including frequencies that were acquired by operators but that are not actively being used. The RUE is designed to assist in establishing a secondary market for radio frequencies, in addition to requiring the wholesale offer of unused bands.

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

The Brazilian telecommunications market has been subject to several movements towards market consolidation since its privatization in 1998. For detailed information on transactions we have undertaken see “Item 4. Information on the Company—A. History and Development of the Company—Historical Background.

More recently, the economic and regulatory environment faced by telecommunications companies in Brazil could be understood as having played an important role in encouraging a trend towards market consolidation.

In 2018, via a new resolution, Anatel reduced one of the main regulatory barriers to consolidation in the mobile market. Resolution No. 703/2018 changed the spectrum cap regulation by increasing the amount of spectrum bandwidth an operator is allowed to retain, depending on frequency range and applicable antitrust measures. On November 5, 2020, Anatel Resolution No. 736/2020 amended Resolution No. 703/2018 by establishing new maximum limits for the spectrum for SMP licenses. These changes together with financial distress of two major participants in the mobile market, Nextel and Oi Group, led to a new wave of mergers and acquisitions activity.

In the fixed broadband market, consolidation movements have been frequent among regional internet service providers, as well as spinoff transactions which separate formerly integrated operations between client focused companies and network infrastructure focused companies. Movements like those may result in increased competition within our market. We may be unable to adequately respond to pricing pressures resulting from consolidation in our market, adversely affecting our business, financial condition, and results of operations.

We may also consider engaging in mergers and acquisitions activity, as we did by participating in the acquisition of Oi Mobile, in response to changes in the competitive environment, which could divert resources away from other aspects of our business.

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

The Brazilian wireless telecommunications market is experiencing significant technological changes, as evidenced by the following, among other factors:

•	ongoing improvements in the capacity and quality of digital technology available in Brazil;
•	shorter time periods between the introduction of new telecommunication technologies and subsequent upgrades or replacements;
•	the development of user interface, or UI, and user experience, or UX, technology;
•	the development of customer behaviors, particularly the migration of services from voice to data, requiring new planning models and accelerating the evolution of communications to increasingly occur on IP networks;
•	the development of cloud solutions to provide platform as a service (PaaS), software as a service (SaaS), or infrastructure as a service (IaaS), in order to drive down costs;
•	voice over LTE, known as VoLTE, which increases significantly the quality of voice calls and allows companies to traffic voice as data through their 4G networks;
•	the expansion of 5G DSS technology, matched with the simultaneous management of multiple layers of legacy technology, such as GSM, 3G, and 4G through different spectrum bands, which involves managing the LTE radio access network, or RAN, sharing agreement among TIM and other companies (see “Item 4. Information on the Company—B. Business Overview—Site-Sharing and Other Agreements”), which creates specific demands on bandwidth and performance, and takes advantage of network virtualization, distributed cloud at the wireless edge, and allows multiple logical networks to run on top of a shared physical network infrastructure, known as network slicing, for traffic control in a service-based architecture;
•	the recent acquisition of the 100 MHz frequency nationally in the 3.5 GHz band, in addition to 40 MHz blocks in the 2.3 GHz band in the South and Southeast regions of Brazil (excluding São Paulo);
•	the deployment of a new technology in our mobile network called 5G standalone (known as 5G SA), which requires unprecedented levels of automation across an end-to-end network to fulfill the needs of new services and applications. The 5G SA network needs to be flexible, programmable and distributable in nature, so that it can provide the necessary flexibility to reduce time-to-market and provide the greatest performance and efficiency gains. As a result of the development of 5G SA, products and services supplied by different providers can be more greatly differentiated as between competitors, as 5G SA better enables the provision of custom services, including, for example, services with very high throughputs and/or very low latencies;
•	the widespread implementation, in the near future, of Embedded Subscriber Identity Module, or eSIM, technology, which is a small microchip built into phones as an alternative to the conventional physical SIM card, and which will enable our customers to switch faster to other providers, thereby increasing competition;
•	an increase in market competition in respect of residential fixed ultra-broadband, requiring operators (including former fixed internet providers which had provided services using copper and coaxial technologies) to accelerate investments in fiber capillarity deployments. This factor becomes more significant when considering the country's continental dimensions, new market opportunities and the need to provide comparable service in capacity and quality to locations far from large centers, thus boosting investments in IP backbone and datacenters;

•	the expansion of the Internet of Things, or IoT, technology in all of its forms and applications, requiring the creation of new platforms enabling its operation in new areas of the value chain. We are strengthening the IoT ecosystem with new partnerships, using connectivity as an enabler to increase productivity and expand the monetization of our customer base; and
•	the acceleration in the use of artificial intelligence, or AI, and machine learning, in order to use resources more efficiently, reduce spending and increase agility.

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

Our success largely depends on the continued and uninterrupted performance of our controls, network technology systems and of certain hardware. Our technical infrastructure (including our network infrastructure and information technology, or IT, systems for mobile telecommunications services) is vulnerable to damage or interruption from information and telecommunication technology failures, power loss, floods, windstorms, fires, terrorism, intentional wrongdoing, human error and similar events. An unexpected increase in volume on our network and systems could cause them to malfunction, such as in periods of increased demand or unexpected circumstances that may reduce our ability to service our infrastructure, such as in a health crisis similar to the COVID-19 pandemic. Our controls are dependent, not exclusively, on these technological systems and are also subject to the interruptions and failures. Unanticipated problems with our controls, or at our facilities, system failures, hardware or software failures, computer viruses or hacker attacks could affect the quality of our services and cause service interruptions. Any of these occurrences could result in reduced user traffic and reduced revenue and could harm our levels of customer satisfaction, our reputation and compliance with certain of our regulatory obligations.

Our availability indicators, repair performance and installation of new accesses/projects can be impacted by the effects of increased absenteeism in the field workforce and our experts teams in technology, or even by the imposition of lockdowns as a result of any health crisis that prevents or hinders the displacement and access of field maintenance teams to equipment stations.

Our supply chain for technological product inputs (like spare parts, transmission and commutation equipment, handsets and modems) may be impacted by any delay in the manufacturing process of vendors in their countries of origin, including as a result of a health crisis or military conflicts that could impact logistics and global supply chain.

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

We performed a deep-gap analysis in order to identify the main problems and, based on this analysis, are now in the final phase of implementing resolutions to all the issues identified in order to achieve full compliance with the LGPD requirements. However, deficiencies in the full adoption of data security measures, implementing personal data processing and retention requirements and reporting data measures within a narrow mandatory time frame could lead to disputes with data protection authorities, fines or harm to our reputation.

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

Cyber-attacks against companies have increased in frequency, scope and potential harm in recent years. Further, the perpetrators of cyber-attacks are not restricted to particular groups or persons. These attacks may be committed by our employees or third parties operating in any region, including jurisdictions where law enforcement measures to address such attacks are unavailable or ineffective. We may not be able to successfully protect our operational and information technology systems and platforms against such threats. There can be no assurance that we will be successful in preventing cyber-attacks or successfully mitigating their effects. Similarly, there can be no assurance that we or our third-party providers and other contractors will be successful in protecting our customers’ personal data and other data that is stored on our and their systems. Further, as cyber-attacks continue to evolve, we may incur significant costs in the attempt to modify or enhance our protective measures or investigate or remediate any vulnerability.

The inability to operate our networks and systems as a result of cyber-attacks, even for a limited period of time, may result in significant expenses to us and/or a loss of market share to other communications providers. The costs associated with a major cyber-attack could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cyber-security measures and the use of alternate resources, lost revenues from business interruption and litigation. If we are unable to adequately address these cyber-security risks, our operating network and information systems could be compromised, which would have an adverse effect on our business, financial condition, reputation and results of operations. In order to mitigate such risks, we are currently adopting ISO 27001 standard best practices and obtained the certification in November 2022. As of the date of this annual report, such certification process is still ongoing. Additionally, due to the recent Russia-Ukraine conflict, there have been publicized threats to increase hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine. Any such increase in such attacks on our third-party service providers or other systems could adversely affect our network systems or other operations. We have measures in place that are designed to detect and respond to such cyber-attacks and data security incidents, but there can be no assurance that our efforts will prevent or detect such cyber-attacks and data security incidents.

We depend on data centers operated by third parties and third-party cloud computing platforms, and any disruption in the operation of these facilities or platforms or access to the Internet would adversely affect our business.

Our business requires the ongoing availability and uninterrupted operation of internal and external systems and services. We have adopted new technology infrastructure solutions, which carries with it some risk to business continuity. With the adoption of cloud computing technology, key IT systems are being migrated to the public cloud. Despite cloud computing reducing some risks, such as delays in the supply of equipment by suppliers (like spare parts, servers, etc.), the adoption of cloud computing means that the control and responsibilities for the proper functioning of the systems are shared between ourselves and the third parties. In all cases, the third parties will be responsible for the physical infrastructure, connectivity, energy supply, cooling and all the capabilities related to infrastructure availability. Depending of the cloud service type involved for any specific system (e.g. for IaaS, PaaS, SaaS), other capabilities will be the responsibility of the third party, according to the principles of the Shared Responsibility Model defined by the Cloud Security Alliance, and incorporated into our contracts with the third-party providers

These third-party providers may experience connectivity disruption, outages and other performance problems, which may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, fraud, spikes in customer usage and denial of service issues. As such, our success also depends directly on the continuity of the provision of computing capacity and the availability of connectivity between the cloud computing provider’s datacenters, including the connectivity with our datacenters and internal networks. An intermittent failure or complete lack of connectivity or system availability, may cause interruption to our services, affecting our availability indicators as well as our revenue and reputation.

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

Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those requirements. Failure to meet or satisfy any of these requirements may have a material adverse effect on our financial condition and cash flows.

If we are unable to meet these debt service obligations, or comply with these debt covenants, we could be forced to restructure or refinance this indebtedness, seek additional equity capital or sell assets.

Due to the nature of our business we are exposed to numerous lawsuits, consumer claims and tax-related proceedings.

Our business exposes us to a variety of lawsuits and other proceedings brought by or on behalf of consumers in the ordinary course of business as a mobile telecommunications provider in Brazil. We are subject to a number of public civil actions and class actions that have been brought against mobile telecommunications providers in Brazil mainly related to network quality, the expiration of prepaid usage credits, minimum term clauses, subscription fees, quality of service and the use of land to install our network sites. These suits include claims contesting certain aspects of the fee structure of our prepaid plans, hybrid (monthly billed fixed price), or so-called control plans and postpaid plans, which are commonplace in the Brazilian telecommunications industry.

In addition, federal, state and municipal tax authorities have questioned some tax procedures we have adopted, and have raised questions regarding the calculation of the basis for certain sector-specific contributions (FUST and FUNTTEL, as each are defined in “Item 4. Information on the Company—B. Business Overview—Taxes on Telecommunications Goods and Services”). As of December 31, 2022, we are subject to approximately 3,487 tax-related lawsuits and administrative proceedings with an aggregate value of approximately R$18,645 million classified as “probable loss” and “possible loss” by our legal advisors. In addition, there are tax proceedings arising from the acquisition of the former Intelig business (currently TIM S.A.) by the former parent company of the TIM Participações group, relating to the purchase price.

An adverse outcome in, or any settlement of, these or other lawsuits could result in losses and costs to us, with an adverse effect on our business practices and results of operations. For some of these lawsuits, we were not required to and have not established any provision on our statement of financial position or have established provisions only for part of the amounts in controversy, based on our judgments or opinions of our legal counsel as to the likelihood of winning these lawsuits. In addition, our senior management may be required to devote substantial time to these lawsuits, which they could otherwise devote to our business. See Note 25 to our financial statements.

Any modification or termination of our ability to use the “TIM” trade name may adversely affect our business and operating results.

Telecom Italia S.p.A., or Telecom Italia, as Licensor, and TIM S.A., TIM Participações, which merged into TIM S.A., and Instituto TIM as Licensees, entered into a trademark license agreement, or the Trademark License Agreement, where Telecom Italia granted the Licensees a non-exclusive and non-transferable license of 196 trademarks (including the TIM trademark) to: (i) promote and render Licensees’ services, including co-branded services; (ii) use the trademarks as domain names of websites owned by the Licensees, dedicated to the promotion and/or the rendering of the Licensees’ services; (iii) use the TIM trademark in events, campaigns, commercial partnerships, sponsorship projects and other activities in order to promote Licensees’ services; and (iv) use “TIM” as part of Licensees’ corporate names. The Trademark License Agreement is limited to Brazil and valid until December 31, 2023, unless terminated earlier. Telecom Italia, who owns the rights to the “TIM” trade name, may prevent us from using the TIM trademark by termination of the Trademark License Agreement. The loss of use of the trademark “TIM” may have a material adverse effect on our business and operating results.

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

We may be exposed to contingent liabilities due to our outsourcing of certain functions to third-party service providers. Such potential liabilities may involve claims by third-party providers who claim that they are treated as direct employees as well as claims for secondary liability resulting from workplace injury, wage parity and overtime pay complaints. Our financial condition and results of operation may be adversely affected in the event that a material portion of these liabilities are decided against us.

The Brazilian Supreme Court has declared the outsourcing of any company’s main activities as legal, which indicates a probable favorable outcome regarding the matter. In any case, regardless of the decision in Supreme Court, we would also be jointly liable with the service provider in connection with any violation of labor obligations related to the outsourced workers.

If the contracting of third-party services are considered to involve the main activities of the company, it may be characterized as a direct employment, which would significantly increase our costs and as a result we may be subject to administrative proceedings by the relevant labor authorities and may be required to pay fines to the third-party service providers.

We depend on key suppliers, certain inputs and contractual relationships with other telecommunications providers which are critical to our ability to provide telecommunications services to our customers or may have a material adverse effect on our operations.

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

We rely on certain telecommunications providers and partners, through contractual arrangements, to supply key infrastructure and other services. Termination, non-renewal and/or interruption in negotiation of those agreements, may have a material adverse effect on our business.

Anatel permits such agreements between telecommunications providers in order to avoid unnecessary duplication of networks and infrastructure, and to lower costs and increase the reach of telecommunication services in Brazil.

Some (non-exhaustive) examples of these agreements include:

•	SWAP agreements (exchange of network capacity or assets between operators);
•	Indefeasible Rights of Use (IRU);
•	Lease of circuits (e.g. EILD, IP Peering, IP Transit and Satellite bandwidth/capacity);
•	Co-sites deals with other operators and tower companies;
•	Rights of use with private companies and public authorities; and
•	Interconnection and co-billing.

For detailed information on these contracts see “Item 4. Information on the Company—B. Business Overview—Site-Sharing and Other Agreements”.

Furthermore, the constant changes in the telecommunications industry, such as the growth of broadband, may result in a limited supply of equipment essential for the provision of services. The restrictions on the number of manufacturers imposed by the Brazilian government for certain inputs pose certain risks, including susceptibility to currency fluctuations and the imposition of customs or other duties for those inputs which are imported. Inputs produced domestically are available from a limited number of domestic suppliers, and accordingly we are highly dependent upon their ability to accurately forecast domestic demand and manage inventory.

The need to hire many key suppliers requires complex deals, detailed and timely analysis of contractual documents and an integrated, end-to-end management process.

The potential positive impact of 5G networks on multiple industries, specifically the optimization of energy usage; cloud computing; ultrafast broadband; internet of things (IoT); innovation, including self-driving cars, transportation; agribusiness; education; health; and factory equipment. The necessary features for a company to benefit from the 5G network supply chain are software-based, and our supply chain is increasingly based on cloud computing and software.

Discussions regarding data safety of equipment provided by Chinese suppliers could have side effects across the global ICT sector, also significantly affecting our supply chain, infrastructure deployment and costs, and impacting the future of the industry as a whole.

Our operations could be suspended or interrupted as a result of natural or man-made disasters or other unexpected events, such as those related to climate change.

Our operations may be suspended or interrupted for an indeterminate period in case of adverse events, such as a result of energy shortages, damages to our transmission bases, natural disasters, climate change or other environmental events or natural or man-made disasters, including fire, explosion, storms, geopolitical conflict, civil unrest or health crises (such as the COVID-19 pandemic) or any other unexpected damage events. Such impacts may present disproportional geographic impacts, which may vary from impacts to a single address to an entire city or region. If we are unable to mitigate or prevent such damages in the event of a natural or man-made disaster and any other unexpected events, the suspension or interruption of our operations could have a material adverse effect on the continuity of our operations, our financial results and the compliance with regulations.

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

We may be unable to implement our plans to expand and enhance our existing networks in Brazil in a timely manner or without unanticipated costs, which could hinder or prevent the successful implementation of our business plan and adversely affect our results of operations.

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

In July 2018, Anatel published Resolution No. 694/2018, or the “New PGMC”, revising the general plan for competition goals (Plano Geral de Metas de Competição) (“PGMC 2012”). Under the New PGMC, TIM has been classified as having significant market power in the following relevant markets: (i) mobile network; (ii) national roaming; and (iii) high-capacity data transport.

Due to such classification, we are subject to increased regulation under the New PGMC, which could have an adverse effect on our business financial condition, results of operations and compliance with regulations. In the national roaming market, we must also offer roaming services at regulated rates to other mobile providers. The new PGMC is currently under review by Anatel and a new regulation is expected to come into force in the second half of 2024, after a public consultation to be held in the second half of 2023. See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Significant Market Power”.

Our radio frequency (“RF”), authorizations for the 800 MHz, 900 MHz, 1,800 MHz and 2,100 MHz bands that we use to provide PCS services started to expire in September 2007 and are renewable for one additional 15-year period, requiring payment at every two-year period equal to 2% of the prior year’s revenue net of taxes, by way of investment under the Basic and Alternative Service Plans, which are intended to increase telecommunications penetration throughout Brazil. Anatel has stated that the revenue on which the 2% payment is based should be calculated as including revenues derived from interconnection as well as additional facilities and conveniences. As a result, we are currently disputing these RF authorization renewal payments both administratively and judicially. Although there are administrative procedures still pending on analysis, Anatel has denied our appeals and issued Precedent No. 13, determining that revenues from interconnection as well as additional facilities and conveniences should be considered on the basis of the calculation of the price due to the renewal of the spectrum licenses. Judicially, the matter is also still under dispute. In December 2018, under Judgment No. 706 and No. 707, Anatel approved a new radiofrequency revenue segregation methodology to be applied. The application of this new methodology allows the segregation of significant market power revenues by the percentage of radiofrequency extended in relation to the total of existing radiofrequencies, both expressed in the amount of MHz, and addresses part of the dispute about the values to be paid by us due in connection with the initial renewal process.

After the expiration of the second renewal of radiofrequency use rights, there may be new administrative and judicial discussions and disputes regarding the applicable calculation methodology and deadlines after the approval of Law No. 13,879, of October 3, 2019. The Federal Court of Accounts ruled that such renewal process may be subject to a new bidding procedure. However, Anatel has granted us and other competitors extensions for shorter terms until a decision has been made on how to proceed with the radiofrequency use rights.

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

In addition to the rules set forth by Anatel, we are subject to compliance with various legal and regulatory obligations, including, but not limited to, obligations arising from the following: (i) PCS authorizations under which we operate our cellular telecommunications business; (ii) fixed authorizations (local, national long distance, international long distance and multimedia service) under which we operate our telecommunications business; (iii) limited private services authorization under which we operate a private network formed by point-to-point radio communication (radioenlaces); (iv) the Consumer Defense Code; (v) the General Telecommunications Law (amended by Law No. 13,879/2019); (vi) the Data Protection Law (Law No. 13,709/2018, as amended); and (vii) the Brazilian Competition Law (Law No. 12,529/2011).

Further, the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica) (“CADE”), the Brazilian Antitrust Enforcement Agency, is currently investigating (i) claims that the alleged formation of a consortium by the applicants (us, Claro and Vivo) for jointly acquiring Oi’s mobile assets was an infraction to Brazilian antitrust laws, by the consummation of the referred transaction before the antitrust authority reached a final decision; and (ii) the occurrence of collusive and exclusionary practices among competitors (with Vivo and Claro) regarding Oi’s mobile assets acquisition. The files for the second investigation are not yet public and we have not been officially notified. However, CADE’s final decision on Oi’s assets transaction expressly referenced the opening of such proceeding.

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

Over the last few years, Anatel has instituted certain administrative proceedings against us and other Brazilian telecommunications providers to investigate certain alleged nonconformities related to quality goals and other regulatory obligations. In response to the initiation of such Anatel proceedings, we, as well as other active telecommunications companies in the Brazilian market, opted to negotiate and enter into a Term of Conduct Adjustment (“TAC”). The TAC aims to remediate the underlying causes of the ongoing administrative proceedings by setting commitments to adjust conduct and an agreement with respect to general investments on future projects. The TAC was approved by Anatel on August 22, 2019, and on June 19, 2020, our Board of Directors approved the execution of the TAC. On October 18, 2022, the first amendment was signed following renegotiation of chapter X, section I, which included the adjustment of obligations related to certain quality indicators. See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—PCS Regulation.”

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

In 2021, Law No. 14,173/2021 came into force, which amended Law No. 11,934/2009, revoking the mandatory sharing of towers with less than 500 meters between them. The withdrawal of this obligation was considered essential for the implementation of 5G in Brazil, allowing for the expected increase in density for the new technology. Further, in 2022 Law No. 14,424/2022 came into force, which allowed operators to be authorized to install antennas, even if the competent authority does not respond within a period of 60 days.

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

Brazil’s most recent presidential elections took place in October 2022. Luiz Inácio Lula da Silva was elected President of the Republic.

There are uncertainties regarding the policies to be followed by the newly inaugurated government, the ability of this new government to implement policies and reforms, as well as the external perception of the Brazilian economy and political environment, all of which could have a negative impact on our business and the price of our securities. In addition, a tax reform proposed in 2021, which has not been voted on by both houses of the Brazilian Congress, has proposed the revocation of the income tax exemption on the payment of dividends, which, if enacted, would increase the tax expenses associated with any dividend or distribution by Brazilian companies and could impact our capacity to receive future cash dividends or distributions net of taxes from our subsidiaries. The Brazilian administration that took office on January 1, 2023 has stated that tax reform is among their priorities. Any such new policies or changes to current policies may have a material adverse effect on us.

In addition, if the Brazilian government is unable to implement any necessary reforms, this may lead to diminished confidence in the Brazilian government’s budgetary condition and fiscal stance, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, negatively impact Brazil’s economy, and lead to depreciation of the real and/or an increase in inflation and interest rates. Any such developments may have a material adverse impact on our business, results of operations, financial condition, and prospects.

Uncertainty about the Brazilian government’s implementation of changes in policies, or regulations that affect such implementation, may contribute to economic instability in Brazil and increase the volatility of securities issued abroad by Brazilian companies, including our securities.

Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business, and could adversely affect our financial condition, our results of operations and the price of our common shares.

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

In recent years, there have been several changes to Brazilian tax laws and their interpretation, which has created uncertainty for our business in how it calculates and complies with the relevant tax burdens. Further changes in tax regulations, such as a possible tax reform previously announced by the Federal Government, could impact our financial assets and liabilities as well as our pricing, which could have a material adverse effect on our business, financial condition and results of operations.

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

In order to limit the ability for state governments to undertake aggressive taxation, the Brazilian Federal Constitution prescribes that the ICMS can be variable, according to the essentiality of the goods and services. As such, the most essential goods and services should generally have lower rates than luxurious goods and services.

Accordingly, in December 2021, the STF also ruled that telecommunications services must be taxed at the general ICMS rate provided for in each state’s law. In the leading case, taxpayers required recognition of the unconstitutionality of the rate of 25% levied on the supply of communication services in the State of Santa Catarina where the general rate is 17%. The STF decided that communication services should be taxed at the general rate and softened the effects of this decision on the state by providing that it becomes effective only in 2024.

Despite this decision, the Federal Congress enacted, on June 2022, Complementary Law No. 194/2022, which provides that communications and other activities, such as fuels, natural gas, electricity and public transportation, are essential goods and services, and, consequently, limited the ICMS levied on such transactions to the minimum tax rate of each State, which varied at the time from 17% to 18%. Therefore, the imposition of ICMS rates higher than the general rates of each State for the goods and services was prohibited by law from June 2022 onwards.

Due to this reduction, states were expected to have a significant tax collection decrease by the end of 2022, estimated at R$33.5 billion. In order to address and prevent the expected loss, a study by COMSEFAZ, a council of state finance secretaries, recommended state governments raise their general ICMS rate by 4 percentage points from 2023 onwards. In the same cases, the COMSEFAZ study also recommended the ICMS general rate increase of 7 percentage points.

As a result, many states have elected to raise the ICMS general rate as a way to offset their otherwise reduced tax collection. In some states, the general rate of the ICMS has been raised to 22%. The impact of this reduction on our business cannot currently be accurately measured due to a number of variables, such as customer base, future market and, price.

Also in 2022, Complementary Law No. 190/2022 was enacted to regulate the ICMS levied on interstate operations with final consumers or non-ICMS taxpayers. On interstate sales to final consumers, the ICMS should be split between the state of origin and state of destination, as follows: (a) to the state of origin, the ICMS is calculated with the interstate rate (4%, 7% or 12%); and (b) to the state of destination, the ICMS is calculated based on the difference between the interstate rates used in the transaction and the rate applicable to internal transactions in the state of destination (usually from 17% to 21%), also known as ICMS DIFAL.

According to this law, the ICMS DIFAL should be determined based on a double basis calculation. For us, it should mostly impact our fixed assets acquisitions and, although it should represent an increase in the cash out, the additional tax should be mainly recovered as a credit input on a monthly basis throughout the following four years.

In relation to other taxes, there were some relevant changes regarding the Federal Excise Tax (IPI). In February 2022, the Government issued a decree reducing the tax by 25% on average for several products sold in Brazil. In April, a new decree was enacted, increasing the IPI reduction to 35%, except for products produced in the Manaus Duty-Free Zone (“ZFM”). However, both decrees were suspended by a decision of the Supreme Court to preserve the competitiveness of the ZFM region, which could be harmed by the IPI reduction in the other regions of the country. Companies operating in Brazil are awaiting new determinations by the tax authorities regarding these issues.

From a federal tax perspective, at the end of 2022, there was new relevant tax legislation enacted, including Provisional Measure (“MP”) No. 1,152, which changed the legislation on IRPJ and CSLL, providing for new transfer pricing rules. MP No. 1,152/2022 aims to align the Brazil’s rules with international standards and results from a process aimed at adapting Brazilian standards to those recommended by the Organization for Economic Cooperation and Development (OECD). To this end, there was an amendment to the arm’s length principle and changes to transfer pricing rules which used to be exclusive to Brazil. Its effects are optional from 2023 and mandatory from 2024 onwards. Note, however, that the Provisional Measure has to be converted into Law in up to 120 days (i.e. by June 1, 2023), in order to be current for fiscal years 2023 and 2024.

The other relevant change in 2022 refers to PIS and Cofins. In December of 2022, the Brazilian Federal Revenue Office (“RFB”) published the Normative Instruction (“IN”) No. 2,121/2022, regulating the PIS and COFINS social contributions. In essence, IN No. 2,121/2022 – which replaced IN No. 1,911/19 – consolidated the new guidelines on ascertainment, inspection, collection and administration of the contributions for: (i) PIS/Pasep; (ii) Contribution for the Financing of Social Security (Cofins); (iii) PIS/Pasep-Import; and (iv) Cofins-Import.

Furthermore, on December 30, 2022, Decree No. 11,322/22 reduced by half the PIS/Cofins rates levied on financial income earned by companies subject to the non-cumulative regime. The rates changed from 0.65% and 4% to 0.33% and 2%, respectively. According to the Decree, the reduction would take effect from January 1, 2023. However, on January 2, it was revoked by the newly inaugurated Government, reestablishing the PIS and Cofins rates levied on financial income to its original values.

The tax reform that had been expected for 2022 was not passed into law by the Brazilian legislature. Therefore, a bill that proposed changes in the Corporate Income Tax (“CIT”) regarding: (i) IoE non-deductibility; (ii) the taxation of dividends; and (iii) in an effort to balance these new taxes, a reduction in the CIT rate (from 34% to 29%) was not enacted and so was not applicable for taxable events in 2022. The reduction in the CIT rate presented in the bill was not enough to neutralize the impacts of the end of the IoE deductibility and the taxation of dividends, which would increase the impact on our cash out by 23-26p.p. and generate a negative economic impact on net income of approximately R$185 million in 2022 and approximately R$156 million in 2023. In addition, the minority shareholders will have a negative impact of 5 p.p. on their remuneration and some specialists believe that the impact on TIM’s valuation could reach -10%. Finally, in addition to the changes aforementioned, the bill could interfere in the behavior of economic agents, especially in relation to possible mergers and acquisitions, and stimulate rent-looking at the expense of entrepreneurship, since investments in investment funds will have less taxation than dividends distributed by the companies to their shareholders. However, as the law was ultimately not enacted in 2021 nor 2022, its effects should not apply to the tax periods in 2022 nor 2023.

There is a project, the Social Contribution on Operations with Goods and Services bill, which intends to unify PIS and COFINS into a single contribution of 12% on gross revenue and with a broad credit basis. The bill’s text is under discussion and many sectors are arguing in relation to the relevant increase in their respective tax burdens. At the moment, the text remains undefined and so there are no impacts for our tax liability. Any such changes in tax law could have a material adverse effect on our financial assets and liabilities, if enacted.

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy and capital market, our business and operations and the market prices of our common shares or the ADSs.

In the recent past, Brazil has experienced high rates of inflation and the government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. The COVID-19 pandemic increased market volatility, enhanced existing risks and, despite the resulting contraction of economic activity, the Brazilian economy continued to suffer from high rates of inflation during 2022.

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

At present, 45% of our current indebtedness is denominated in foreign currency (U.S.$), 49% linked to inflation (IPCA) and all subject to cross currency swaps that are tied to Brazilian floating interest rates. Only 6% of the indebtedness is tied to TJLP (Taxa de Juros de Longo Prazo), a rate that is calculated using inflation targets and estimates. Any increase in the interbank deposit certificate (certificado de depósito interbancário) (“CDI”), rate may have an adverse impact on our financial expenses and our results of operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

The effects of the weak domestic economy could reduce purchases of our products and services and adversely affect our results of operations, cash flows and financial condition.

Although there were expectations for a strong global economy recovery, upon the lifting of the COVID-19 related restrictions due in part to the success of vaccination campaigns worldwide and the evolution of the pandemic response, the expectations for a full domestic economic recovery in Brazil remain low when compared to certain other countries, especially considering potential economic and political problems. The recent economic instability in Brazil and the deterioration of the political environment have all contributed to a decline in market confidence in the Brazilian economy. Unfavorable macroeconomic conditions in Brazil are expected to continue throughout 2023 as uncertainty remains as to the short, medium and long term consequences of the financial, monetary and other policies implemented in response to the COVID-19 pandemic, such as high inflation. Brazil’s slow rate of economic growth, increases and maintenance of high base interest rates, high unemployment rate and general price increases may limit the availability of credit, income and purchasing power of our customers, thereby adversely affecting demand for our products and impacting our economic results.

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

The COVID-19 pandemic, and the short, medium and long term consequences of the financial, monetary and other policies implemented in response to the COVID-19 pandemic, has been a source of uncertainty for global economic activity. During the peak of the pandemic, governments and central banks around the world undertook unprecedented measures to try to contain the spread of the disease whilst seeking to protect local economies and consumer confidence. Although the contagion rate for the virus has subsided, the effects of financial and monetary policy put into effect during the pandemic are likely to have a continuing effect on the global economy, including in Brazil. At the beginning of 2023, markets and the global economy have continued to also be further adversely affected by the ongoing war between Russia and Ukraine and the related sanctions imposed on Russia by the United States and its allies. The materialization of these risks has affected global growth and may decrease investors’ interest in assets located in Brazil, which may adversely affect the market price of our securities, possibly making it more difficult for us to access capital markets and, as a result, to finance our operations in the future.

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

In 2022, the military conflict between Russia and Ukraine contributed to further increases in the prices of energy, oil and other commodities and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

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

According to Article 26 of Law No. 10,833 of December 29, 2003, capital gains realized on the disposition of assets located in Brazil by non-Brazilian residents, whether or not to other non-residents and whether made outside or within Brazil, are subject to taxation in Brazil. Since January 1, 2017, the rate of the income tax on capital gains accrued by non-Brazilian resident individuals may vary between 15% and 22.5% depending on the capital gain amount. Ultimately, a 25% rate may apply if the capital gain is realized by investors located at Low or Nil Tax Jurisdictions (i.e., a country that does not impose any income tax or that imposes tax at a maximum rate of less than 20% or 17%, depending on whether the country is aligned with the international standards of fiscal transparency). Although we believe that the ADSs will not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833/2003, considering its general and unclear scope and the absence of any judicial guidance in respect thereof, we are unable to predict whether such interpretation will ultimately prevail in the Brazilian courts. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations.”

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

Our headquarters are located at João Cabral de Melo Neto Avenue, 850 – South Tower – 12th floor, 22775-055, Rio de Janeiro, Brazil and our telephone number is +55 (21) 4109-4167.

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

Privatization and summary

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

We continued to expand and restructure our operations through a series of corporate reorganizations, mergers, acquisitions and name changes as described below, and a majority of our share capital is currently held, directly and indirectly, by Telecom Italia (which began operating in Brazil in 1998 as Telecom Italia Mobile) through its wholly owned subsidiary, TIM Brasil, formed in 2002 as the holding company of Telecom Italia’s operating companies in Brazil. In turn, the single largest shareholder of Telecom Italia is Vivendi, which is able to exercise significant influence over Telecom Italia. In 2019, Telecom Italia delisted all of its U.S. listed securities and deregistered from the SEC, having filed Form 15F on July 9, 2019. On February 17, 2023, TIM Brasil obtained registration by the CVM as a publicly-held company in category B. See “—C. Organizational Structure” for a description of our current corporate structure and Exhibit 8.1 attached hereto for a list of our significant subsidiaries as of the date of this annual report.

Acquisition of Intelig

In 2009, we acquired 100% of Intelig’s share capital from Holdco Participações Ltda. As a result, Intelig became our wholly-owned subsidiary. The acquisition of Intelig (prior to being renamed TIM S.A. in September 2017 and being merged in the Reorganization) brought material advantages through significant synergies with its network, such as its metropolitan fiber optic network and its large backbone that allowed us to accelerate the development of our 3G network and generate significant operational cost savings.

Merger of TIM Celular

In 2011, TIM Celular (which was subsequently merged into the Company as a result of the Reorganization) entered into an agreement with Companhia Brasiliana de Energia and AES Elpa (the AES Group in Brazil) for the purchase of all of AES Elpa’s equity interests in Eletropaulo Telecomunicações and 98.3% of the interest of AES RJ, (“AES Atimus Acquisition”). In connection with the acquisition, Eletropaulo Telecomunicações changed its corporate name to TIM Fiber SP Ltda. (“TIM Fiber SP”), and AES RJ changed its corporate name to TIM Fiber RJ S.A. (“TIM Fiber RJ”). Both entities were collectively referred to as TIM Fiber. In accordance with the corporate reorganization of TIM Fiber, TIM Fiber RJ and TIM Fiber SP were merged into TIM Celular in 2012, which was the former entity that used to own and operate the fiber optic network in metropolitan São Paulo and Rio de Janeiro (and which, as discussed below, itself was merged into the Company in October 2018 as a result of the Reorganization). The purpose of this reorganization was to simplify our organizational structure and improve the administrative, operational and financial efficiency of the companies controlled by us.

Reorganization

On July 25, 2017, TIM’s Board of Directors approved the corporate reorganization (the “Reorganization”), of its then subsidiaries, TIM Celular and Intelig. On September 6, 2017, as the first phase of the Reorganization, Intelig altered its articles of association to change the company from a limited liability company to an unlisted limited liability corporation, and to change its corporate name to TIM S.A.

As discussed in more detail below (see “—C. Organizational Structure”), in October 2018, the Reorganization resulted in the merger of TIM Celular into the Company. This merger achieved its objective of capturing operating and financial synergies, through the implementation of a more efficient operating structure, as well as accounting and internal control systems.

Merger and succession of NYSE and B3 listing

On July 29, 2020, the shareholders of TIM Participações (our former parent holding company) and our shareholders approved, by a majority of votes, the merger of the first into the latter, pursuant to the terms of the Protocolo e Justificação de Incorporação. On July 29, 2020, the boards of directors of each of TIM Participações and the Company approved the execution of a Merger Agreement (protocolo de incorporação) with the Company. TIM Participações merged with and into the Company, previously a wholly owned subsidiary of our former parent holding company TIM Participações (the “Merger”), which became effective on September 28, 2020. Consequently, TIM Participações, our former parent holding company, was merged into the Company as a result of the Merger. The common shares of TIM Participações had been listed on the Novo Mercado segment of the B3 S.A. – Brasil, Bolsa, Balcão (the “B3”) (the São Paulo stock exchange) since 2011. In order to be listed on the Novo Mercado, we are required to comply with heightened corporate governance and disclosure requirements and we are not permitted to issue preferred shares, participation bonuses or any type of shares that have restricted voting rights. On September 28, 2020, as a result of the Merger, TIM Participações ceased to exist as a separate entity, and TIM continued as the surviving corporation in the Merger, with TIM succeeding to all rights and obligations of TIM Participações pursuant to Brazilian corporate law and TIM became the successor registrant under Rule 12g-3(a) under the Exchange Act. On September 28, 2020, the B3 approved the listing of the merged company and the admission to trading of its shares on the Novo Mercado. On September 28, 2020, TIM filed a form 6-K pursuant to Rule 12g-3(a) promulgated under the Exchange Act to report this succession in accordance with Rule 12g-3(f) promulgated under the Exchange Act. Pursuant to Rule 12g-3(a) under the Exchange Act, TIM’s common shares and TIM ADSs, as common shares and ADSs of the successor issuer, were deemed registered under Section 12(b) of the Exchange Act. TIM Participações’s common shares and ADSs continued to be traded until October 13, 2020 when our common shares and ADSs started to trade on the B3 and the NYSE, respectively. See “Item 9. The Offer and Listing—A. Offer and Listing Details.”

Joint acquisition of Oi Group’s mobile business

On March 10, 2020, we disclosed to the market that we, jointly with Telefônica Brasil S.A. (“Vivo”), expressed to Oi Group’s financial advisor, Bank of America Merrill Lynch (“BofA”), our interest in a potential joint acquisition of all or a part of Oi Group’s UPI mobile business. On July 18, 2020, we, together with Vivo and Claro S.A. (“Claro”), submitted a binding offer to Oi Group for the acquisition of all of the mobile assets of the Oi Group, or the UPI Mobile Business. The offer was revised on July 27, 2020 and September 7, 2020 and the latter offer was accepted by Oi Group on December 14, 2020. On December 14, 2020, we, along with Claro and Vivo, were declared the winners of the competitive process of the sale of assets of the mobile telephony operation (Personal Mobile Service) of the Oi Group. In February 2022, the transaction received regulatory approval from CADE and Anatel. Closing of the transaction occurred on April 20, 2022. See ―”2022 Important Events.”

As a result of closing the transaction, we became the owner of 100% of the share capital of SPE Cozani, a company that holds part of the assets, rights and obligations business unit of Oi Móvel S.A. – Under Judicial Reorganization (“Oi Móvel”). The price for 100% of the shares of SPE Cozani, after all the adjustments provided for in the Share Purchase Agreement (“SPA”), was R$6.98 billion. Pursuant to the SPA, of the Adjusted Closing Price: (i) R$ 634.33 million was withheld by us, mostly for the purposes of covering any additional price adjustments that may need to be made and which may be identified in the 120 days following the closing; (ii) R$2.06 billion was transferred directly to BNDES - National Bank for Economic and Social Development, per a contractual provision; and (iii) the balance of R$4.29 billion was paid directly to the Seller.

With the acquisition completed, our business has taken a significant step forward at a national level, allowing us to compete even more effectively with our main competitors with regard to infrastructure and broad geographic representation of our customer base.

Following the closing of the acquisition, on October 3, 2022, we, Claro and Vivo commenced an arbitration procedure before the Market’s Chamber of Arbitration (“CAM/B3”) against Oi Group in order to dispute the post-closing price adjustment of the transaction. TIM, Claro and Vivo are seeking an indemnification of R$3.1 billion of which TIM is entitled to approximately R$1.4 billion.

Partnership with C6 Bank

On March 26, 2020 we entered into a commercial agreement with Banco C6 S.A. (“C6 Bank”), pursuant to which we have been granted, on February 1, 2021, the right to subscribe for an indirect equity interest of approximately 1.4% of C6 Bank through the exercise of subscription bonuses, subject to certain agreed upon thresholds. By the end of 2022, we had vested rights to subscribe for an indirect equity interest of approximately 5.52% of C6 Bank.

However, certain elements of this partnership are currently being disputed and so we may not obtain all of the expected benefits of the partnership. We commenced an arbitration procedure No. 28/2021/SEC8 before the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce by TIM against C6 Bank, Carbon Holding Financeira S.A. and Carbon Holding S.A., pertaining to the interpretation of certain contractual clauses of the contracts governing the partnership between the parties. As a potential result of this arbitration, the strategic partnership may be terminated.

TIM and Vivo new sharing agreement

In September 2020, the competent authorities (CADE and Anatel) approved the new sharing agreement established between TIM and Vivo, for: (i) sharing of the 2G network, allowing one operator to switch-off its 2G network, where both parts are currently present, and the remaining operator will provide “roaming like” services for the customers of both operators and (ii) establishing new infrastructure sharing agreements for the 3G and 4G network (Single-Grid), directed to cities with fewer than 30,000 inhabitants, which in the future may be expanded to larger cities. We believe that carrying out this agreement will result in synergies and efficiencies that could help support us in continuing to provide innovative and standard-setting offerings and services, as well as synergies and efficiencies in the allocation of investments and operating costs.

In relation to our sharing of the 2G network, the renowned GWCN (Gateway Core Network) technical solution was approved and carried out during 2021, while quality KPIs were monitored. As a result of the sharing agreement, TIM switched-off its 2G network in five cities in the state of Espírito Santo and seven cities in the state of São Paulo; Vivo switched-off four cities in the state of Rio de Janeiro and eight cities in the state of São Paulo. All the switched-off cities had less than 30,000 inhabitants and were each already covered by access to 3G or 4G.

With respect to the single grid agreement, each party was able to increase its 3G and 4G coverage in more than 300 cities with a total of 422 shared sites, as of May 2021. The agreement remains in force and includes a detailed rollout that is now expected to be concluded by 2024.

TIM and Stellantis connected cars partnership

In October 2020, we and Fiat Chrysler Automóveis (FCA), now known as Stellantis, established a partnership to offer connectivity solutions embedded in vehicles of the Fiat, Jeep and RAM brands in Brazil from the first half of 2021. As part of the global strategy of developing ecosystems for connected services and to enhance the digital experience of customers, future Stellantis launches in the country will rely on eSIM, with the LTE coverage quality and our IoT network. As a result, future Stellantis vehicle launches in Brazil will have access to native Wi-Fi onboard eSIM and the cars’ active and real-time communication with the user, the Stellantis and the dealer network. In addition to such features, this technology will focus on safety, allowing remote identification of possible vehicle failures with the possibility of more agile and accurate diagnoses.

During 2021, a Proof of Concept (“PoC”) was launched in the Stellantis factory in Goiana/PE using 5G connectivity to investigate the benefits of this technology and enabling the use of new applications on a large scale, from the use case of artificial intelligence to the automated processing of images. The PoC evolved in 2022 to a new phase which will enable an Edge 5G SA Private Core and an Edge Cloud environment, achieving greater computing capacity, greater scalability, and allowing the application to perform in an environment with higher throughput and low latency.

Partnership with TIP and INATEL

Also in October 2020, we announced a partnership with Telecom Infra Project (“TIP”), for developing OpenRAN (Open Radio Access Network) technology by means of the Open Field Program. The initiative will be hosted by INATEL (Instituto Nacional de Telecomunicações) in the city of Santa Rita do Sapucaí, in the state of Minas Gerais, Brazil. The goal is to create an adequate environment (living lab) to test, validate and accelerate products and new functionalities of open and disaggregated technologies solutions for Radio Access Network, by performing network testing, product validation, feature analysis and recommendation based on friendly users’ usage and feedback. The program has taken place since 2021. Additionally, at the end of 2022, the Open RAN 5G SA TIP test plan for network access with the vendor was completed and the TIP internal process to obtain the Silver Badge began and is expected to be completed after the review and approval of the deliverables. This Silver Badge demonstrates testing of a product, combination or solution for alignment with TIP-defined requirements, typically in a controlled environment. The specific tests required for a particular badge are established by TIP’s project groups and comprise a significant subset of all tests required for deployment.

I-Systems (formerly FiberCo) Formation and Sale of Equity Interest

On December 10, 2020, our Board of Directors approved the formation of FiberCo, in preparation for a possible future segregation of assets and provision of fiber infrastructure services. This process is one of the intermediate steps in the transformation of our broadband services, and it aims to create an open fiber infrastructure vehicle to allow us to attract a strategic partner as a shareholder of FiberCo. We expect FiberCo to operate in the wholesale market and to provide fiber connectivity services for last-mile and a transport network, for all market operators, having us as an anchor customer. We expect FiberCo to allow us to achieve our expected growth in the Brazilian fiber market in the coming years, taking advantage of the open network approach and using a focused operating model. This transaction aims to accelerate the growth of our residential broadband business and unlock additional value from our existing infrastructure. Accordingly, on March 3, 2021, we entered into an exclusivity agreement with IHS Brasil Participações Ltda. (“IHS”), a large and diversified provider of telecommunications infrastructure, to negotiate the terms and conditions for the acquisition of an equity interest in FiberCo by IHS. The operation was approved by CADE on June 16, 2021 and by Anatel on November 11, 2021.

On November 16, 2021, after regulatory authorizations from Anatel and CADE, IHS Fiber Brasil – Cessão de Inraestruturas Ltda. (“IHS Fiber”), acquired from us an equity interest in FiberCo, a company that was incorporated by us to segregate network assets and provide infrastructure services.

As a result of the transaction, IHS Fiber changed the name of the acquired entity to I-Systems and currently holds 51% of I-Systems’s share capital, with the remaining 49% held by us.

Partnership between TIM and Cogna

On July 7, 2021, we informed our shareholders, the market in general and other stakeholders that, together with Anhanguera Educacional Participações S.A. (“AESAPAR”), a subsidiary of Cogna Educação S.A. (“Cogna”), jointly referred to as “Partners”, it completed the negotiations regarding a strategic partnership (“Partnership”) with the objective of developing offers combined with special benefits aimed at providing distance education through the Ampli platform, reaching over 280,000 users enrolled in undergraduate courses and open courses in 2022.

On February 15, 2023, the partners agreed amicably to call off the partnership. We are negotiating a new partnership with an educational group in Brazil to offer greater value and exclusive benefits to our customer base and expand access to digital education services.

Partnership between TIM and FS Group

In line with our customer platform strategy, following on from a number of other strategic partnerships, in May 2022 we entered into a new strategic partnership with FS Security to establish a new company dedicated to digital security solutions and entertainment for end consumers while also making it available as a white-label model for other operators.

FiberCo’s operations include approximately 15,000 km of fiber in a secondary network, covering approximately 7.5 million homes (homes passed), 4.5 million of which are FTTH (fiber to the home) and 3.4 million are FTTC (fiber to the curb), which constitute the initial base of assets transferred by TIM. The homes connected account for approximately 700,000 over which FiberCo will provide operation and maintenance services to TIM. Moreover, approximately 140 employees were transferred to FiberCo, as well as other assets and contracts, all exclusively related to the scope of its activities.

With the completion of the acquisition, FiberCo changed its corporate name to I-Systems, and began its journey as an infrastructure vehicle with the mission of deploying, operating and maintaining last-mile infrastructure for broadband access to be offered in the wholesale market, having us as an anchor customer.

5G Auction in 2021

In November 2021, the 5G auction was held. In the auction, we acquired 11 lots, with a total value offered of R$1.05 billion, in three frequency bands: 3.5 GHz, 2.3 GHz and 26 GHz. The acquired bands have a set of obligations that must be met with financial contributions or the construction of mobile and fixed network infrastructure. As a result, we have rights to the spectrum capacity that we consider necessary to follow our growth journey in the mobile telephony market nationwide, as well as preparing ourselves for customers’ demands and the ability to explore new use applications and develop innovative solutions that require high-speed connectivity and capacity.

The main commitments associated with each band are as follows:

•	2.3 GHz: 4G coverage in ~1,000 localities (in the South and Southeast Regions of Brazil, not including the state of São Paulo);
•	3.5 GHz: 5G coverage in all municipalities with a population equal to or greater than 30,000 inhabitants until 2029, plus fiber backhaul obligations in 138 municipalities plus additional contributions to a new entity (EAF) to carry out the following projects: clean-up 3.5 GHz, deployment of fiber in Amazonia and building a private network for exclusive federal government use; and
•	26 GHz: contributions to a new entity (EACE) to carry out connectivity schools projects.

2022 Important Events

TIM elects new Chief Executive Officer (CEO)

On January 31, 2022, our Board of Directors announced that Mr. Alberto Mario Griselli would replace Mr. Pietro Labriola in the positions of Chief Executive Officer (“CEO”) and Board member. Mr. Griselli, who held the position of Chief Revenue Officer (CRO) from July 2019 to August 2022, holds a degree in Electronic Engineering from La Sapienza University in Rome and an MBA in finance from Columbia University. With over 20 years of experience in the telecommunications industry, he has held relevant positions such as Vice-President for Latin America at TIM, a global provider of mobile engagement solutions for telecom operators, and Chief Executive Officer for Brazil and for Latin America at Value Partners, a management consulting global firm. In addition, on February 1, 2023, he assumed the positions of Investor Relations Officer and Chief Financial Officer on an interim basis, the latter of which he held until a replacement was appointment on February 27, 2023.

Anatel grants consent to transfer control of Oi’s mobile telephony activities

On January 31, 2022, Anatel, unanimously granted its consent to the closing of the sale of the mobile telephony activities of Oi Móvel S.A. – Under Judicial Reorganization (the “Oi Transaction”), via three specific purpose entities, which correspond to the assets acquired by us, Vivo and Claro S.A. (together, the “Buyers”).

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

CADE approves the acquisition of most of the Oi mobile assets by TIM

On February 9, 2022, CADE under the of Concentration Act 08700.000726/2021-08, approved the closing of the Oi Transaction, subject to certain conditions, mostly behavioral, and which were recorded in a Concentration Control Agreement (the “CC Agreement”) between the Buyers and CADE. These conditions can be used by new entrants and smaller operators to reduce entry barriers and enable the exploration of different business models, without affecting TIM’s main objective of strengthening its infrastructure and closing the capacity gap spectrum compared to its main competitors. The CC Agreement was designed to strike a balance between creating value while mitigating competition concerns.

We have continued to comply with all the measures put in place by Anatel and the CC Agreement, for example:

On April 19, 2022, we provided Anatel with a reference offer for the national roaming market. The reference offer was approved by Anatel on September 21, 2022. On the same date, we provided a reference offer for providing the mobile services through a virtual network, which was approved by Anatel on September 26, 2022.

On July 4, 2022, we independently offered to sell up to 50% of the Radio Base Stations (“ERBs”) that we had purchased from Oi Móvel (“ERBs Public Offerings”).

On July 5, 2022, we, together with Oi, signed a letter of intent to ensure the maintenance and continuity of mobile services provided at the Comandante Ferraz Antarctic Station - EACF until the end of the Cooperation Agreement no. 12000/2019-001/00, February 21, 2024, concluded on February 21, 2019 by the Union, through the Navy Command, and by Telemar Norte Leste and Oi Móvel.

On August 15, 2022, we signed a Radio Frequency Availability Agreement with Oi Móvel in order to allow Oi Móvel to meet its targets for implementing fixed wireless access systems to ensure compliance with the General Plan for Fixed Telephony Services in Public Regime (“PGMU-IV”), approved by Decree-Law 9,619/2018.

On October 20, 2022, we published reference offers to enable the execution of the Industrial Network Exploration Agreement and Onerous Temporary Agreement Assignment of Rights to Use Radiofrequency, in accordance with the terms defined by the CC Agreement.

On December 20, 2022, we published offers to enter into a contract for the Onerous Temporary Agreement Assignment of Rights to use the 900 MHz radiofrequency that we had acquired in the Oi Transaction.

Capital Expenditures

Capital expenditures totaled R$ 4,730 million in 2022, a decrease of 40.6% as compared to 2021. This result was mainly due to the registration of investments in the acquisition of licenses in the frequency auction in 2021. Excluding this effect, capital expenditure for 2022 would have grown 8% year-over-year due to the investments linked to the integration of Oi’s mobile assets, in addition to the implementation of 5G technology in Brazil. The actual amount and timing of our future capital expenditures may be affected by foreign exchange oscillations and other impacts from financial or economic crises. For a detailed breakdown of our capital expenditures in 2022, 2021 and 2020 and those currently in progress, as well as the total amount each year and method of financing, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Uses of Funds—Material Capital Expenditures” and “—Sources of Funds.”

On December 30, 2021, we released our Industrial Plan for 2022-2024, which illustrated some of the transformation that we have been able to achieve as the result of previous Industrial Plans. These achievements include, notably, network improvements and an improved customer experience, as recognized by independent third parties, and ongoing innovations in network evolution, including our 5G rollout – pursuing traffic offload, multiple-input multiple-output technology, or Massive-MIMO, repurposing frequency bands that have historically been allocated for 2G mobile services and that are being migrated to other frequencies (known as refarming), and the Vivo MoU (see “Item 4. Information on the Company—B. Business Overview—Our Business”). Through specific and disciplined investments in new technologies and processes, we seek to reach a position that allows us to act on new opportunities to sustain revenue growth, increase profitability, develop our infrastructure and expand cash flow generation. We focus on improvement of returns on investment as well as customer experience maximization, but we are also committed to our role in society by promoting environmental, social and governance initiatives that in our view will result in a positive transformation for all stakeholders.

We expect that our IT initiatives such as our big data evolution, the rollout of “next best action,” or NBA, cognitive systems, and our application and architecture review, in a two-year time frame will enable us to advance our IT systems in such a way that will enable us to have an enhanced view of our customers’ lifecycle and consumption patterns, as well as allowing for faster time-to-market, development of new capabilities, process automation, and increased efficiency. Our approach to investment in our network has a five-part focus, as follows: data growth, 5G, IoT, fixed broadband, and new initiatives. The benefits expected are a convergent architecture, fixed wireless access improvement, network densification, innovative solutions, new IoT business opportunities and network decommissioning savings.

The capital expenditure expected to support the Industrial Plan for 2022-2024 was approximately R$13.0 billion, considering our operations on a standalone basis, or R$13.5 billion considering the combination of our operations with the UPI Oi Mobile Assets as a result of the Oi Transaction for that three-year period. Some capital expenditure initiatives in development include disruptive business models for our infrastructure. With the use of new technologies, such as Massive-MIMO technology, and with network sharing agreements, we expect it will be possible for us to provide services in locations that were not previously financially viable.

On February 23, 2022, we updated our strategic plan following a year of consistent improvements, which included the successful achievement of our short-term objectives outlined in our previous strategic plan for 2021-2023. We managed to implement our strategy to achieve these objectives despite a more pressured and unstable macroeconomic environment that had generally frustrated previous market projections. In this context, our focus on execution, with flexible decision making and appropriate prioritization, was crucial.

For the next three year period, our plan takes into account (i) the estimated effects of the acquisition of the assets of Oi Móvel since the transaction received regulatory approval from the sector regulator (Anatel) and the competition regulator (CADE) (see material facts of January 31 and February 9, 2022); (ii) the effects of the beginning of the adoption of 5G technology and the obligations and commitments that we agreed to as part of our competitive bids in the 5G frequency auctions, (see material fact disclosed on November 5, 2021) in Brazil; and (iii) the change to a new coverage growth model for our residential broadband service after the segregation of our network assets and incorporation of I-Systems, (see material fact disclosed on November 16, 2021). Under this new set of assumptions, we also reaffirm our commitment to (i) the sustainable evolution of service revenue; (ii) the improvement of our operating cash generation; (iii) maintain an adequate capital allocation, characterized by the capital expenditure allocated to network and IT infrastructure that improve our operational efficiency and customer experience; and (iv) the continuous expansion of cash flow as a combination of all of the above factors.

On February 14, 2023, we updated our strategic plan for 2023-2025, which reflected the full achievement of our short-term goals outlined in the 2022-2024 Plan, demonstrating the success of the strategy and consistent execution throughout 2022. These results were achieved in a year of great challenges and uncertainties in the external environment, but of great opportunities and sectoral transformations, in which we are the protagonist: the launch of 5G technology and the end of the cycle of consolidation of the mobile market. For this new triennium, we project an improvement in overall business dynamics, driven by the combination of a larger revenue base with a solid margin recovery trend and better capital expenditure efficiency opportunities and a clear path to optimization of lease spending. This dynamic will provide an expansion of cash flow, generating additional space for shareholder remuneration.

5G launched in 2022

Following our investment in network infrastructure, in March 2022, we announced the completion of our standalone 5G network core. This was necessary for us to be able to provide fifth-generation services in accordance with government requirements. Anatel approved a revised schedule for granting access to the 3.5 GHz spectrum band in order to activate the 5G network in the Brazilian capital and Federal District of Brasília after August 2022, commencing the commercial operations of 5G Standalone (5G SA) throughout Brazil. In 2022, we began the rollout and now have 5G coverage in Brasília and all 26 state capitals, with a special focus on the cities of São Paulo, Rio de Janeiro and Curitiba, where 100% of the neighborhoods were covered, and where we have the highest number of sites compared to our competitors.

Recent Developments

In early 2023, we became the first and only telecommunications operator covering 100% of the municipalities in Brazil, in addition to 5G coverage in all state capitals. As at the date of this annual report, our network covers 100% of 5570 Brazilian cities, making us what we believe to be the first and only private service company to be present in all cities in Brazil. In Brazil, 4G connectivity continues to prevail throughout the country.

On January 17, 2023, Ms. Camille Loyo Faria resigned from the position of Chief Financial Officer (“CFO”) and Investor Relations Officer (“IRO”) of the Company, remaining in office until January 31, 2023. As a result, from February 1, 2023, Mr. Alberto Mario Griselli, our CEO, assumed on an interim basis, the positions of CFO and IRO of the Company.

Registration of our controlling shareholder as a Category B public company in Brazil

On February 17, 2023, TIM Brasil, our controlling shareholder, obtained registration in Brazil as a publicly held company in category B. Public companies registered in category B in Brazil may issue securities other than shares, share certificates or depository receipts, or securities convertible into such securities.

On February 27, 2023, the Board of Directors appointed Ms. Andrea Palma Viegas Marques to the position of CFO while Mr. Alberto Mario Griselli retained his position as CEO and IRO. Ms. Viegas has a degree in Business Administration from Cândido Mendes University, and a Master’s in Business Administration from Ibmec and currently holds the position of Executive Director of Planning and Control at the Company. Ms. Viegas has more than 20 years’ experience in the telecommunications sector, including 17 years within the TIM Group, performing different functions in the financial, marketing and technology areas. Throughout her career she has also worked in the Oil &Gas industry, Audit and Human Resources sectors.

On February 28, 2023, we announced a partnership with Upload Ventures Growth, LP (“Upload”) – an independent venture capital manager – to create an investment fund (“5G Fund”) focused on solutions based on 5G technology. The investments aimed to develop early-stage companies (including startups and scaleups) from different sectors, particularly those that already have established business models. In addition to financial contributions through the 5G Fund, the companies we invest in will be able to rely on having access to our industrial and technological assets in order to leverage their growth.

On March 30, 2023, our shareholders approved our merger with SPE Cozani (then a wholly-owned subsidiary) pursuant to which SPE Cozani would be merged into us, subject to certain conditions, including authorization by Anatel and the closing processes that are required under Brazilian corporate law to consummate the merger of two companies, pursuant to the Protocol and Justification of incorporation. On March 31, 2023, our Board of Directors confirmed satisfaction of all the closing conditions and approved the closing of the merger with SPE Cozani, which became effective on April 1, 2023.

B.       Business Overview

Market Characteristics

The telecommunications sector in Brazil is marked by a high degree of competition and by the effective regulation of the National Telecommunications Agency, or Anatel, which has a stated purpose of “promoting the development of telecommunications in Brazil, in order to provide it with a modern and efficient telecommunications infrastructure, capable of offering society appropriate and diversified services at fair prices nationwide”.

Throughout 2022, the telecommunications sector continued to suffer the impacts brought on by the global COVID-19 pandemic, as well as restrictions aimed at curbing the spread of the virus. However, despite these challenges, the sector maintained a growth trajectory in terms of data consumption, and as such, operators were required to adapt their networks and face the challenge of delivering an increasingly robust infrastructure in an environment which requires greater rationality of investments, including on projects such as the densification of sites, frequency refarming, and the aggregation of carriers on two or three frequencies. Furthermore, we continue to advance in sharing initiatives focused on 4G and transport network, despite accelerating the rollout of our 5G coverage in order to optimize traffic offload. This network evolution has allowed for a better usage experience, both in terms of performance – with higher download and upload speeds and lower latency – as well as in indoor coverage and greater penetration.

Demand for the evolution of technology and investments in the sector has also continued. In particular, this can be seen in relation to the 5G auction, which was held in the last quarter of 2021 and in additional to a financial component established a series of special commitments undertaken by successful bidders related to the right-of-use of frequencies, which forces the sector to undergo a new cycle of investment. The deployment of 5G technology is expected to bring about significant technological advances, enabling the generation of new business models, encouraging an increasingly connected society, and paving the way for advances in research and development.

Throughout its history, the Brazilian telecommunications sector has always been impacted by fierce competition, evidenced by the presence of aggressive marketing offers, including the add-on content offered to customers and strong price competition. However, in recent years, we have observed this competition begin to focus more towards quality and service. This trend continued in 2022.

During 2022, we closed the Oi Transaction, following satisfaction of all the conditions, including regulatory consents by Anatel and CADE. However, following the closing, the Buyers, including us, initiated an arbitration proceeding relating to the adjusted closing price, after learning that there were differences in assumptions and calculation criteria, which the Buyers only had access to following the closing. The sale of the mobile operation was part of the Court-Ordered Reorganization Process of Oi S.A. – Under Judicial Reorganization.

Lastly, 2022 was marked by the launch of 5G technology in Brazil, which seeks to address the demand for faster connection speeds. We ended 2022 having launched 5G technology in all 27 state capitals of Brazil, with a much higher number of antennas than required by Anatel, allowing us to provide an even better experience for our customers.

Mobile Market Developments

The following table shows the data of Brazilian mobile market during the periods presented.

	As of December 31,
	2022	2021	2020
Brazilian wireless subscriber base (million)(1)	252.0	254.9	234.1
Prepaid lines (million)	111.9	118.9	114.7
Postpaid lines (million)	140.1	136.0	119.2
Estimated total penetration (%)(2)	117.6	103.7	97.2

(1)	Source: Anatel.
(2)	Based on information published by Anatel and IBGE/IPC Maps (December 2022).

The Brazilian mobile market reported a decrease in subscriber base of 1.1% year-on-year (“YoY”), breaking a trend towards growth from recent years. During 2022, postpaid users reached 140.1 million users. Since the end of 2020, the prepaid customer base is no longer the market’s largest component, shrinking even further relative to postpaid customers in the years ended 2021 and 2022. It now constitutes only 44.4% of the total subscriber base as of December 31, 2022, as compared to 47% as of December 31, 2021. The significant reduction in the overall number of prepaid users is mainly due to the acceleration in users consolidating multiple SIM cards into a single SIM, high penetration of mobile service and the rapid substitution of voice with data usage, resulting in a decrease in the so-called “community effect,” where consumers value a telecommunications system more as more users adopt it. The postpaid segment, however, experienced an increase of 3.2% during 2022, reaching 55.6% of the total subscriber base as of December 31, 2022, as compared to 53% as of December 31, 2021, driven by operators’ efforts to monetize their customer base, offering more data, content and digital services, and the migration of customers from prepaid to control plans, and from entrance plans to postpaid plans.

Mobile Competitors

TIM is the brand name under which we market our mobile telecommunications services, offering 5G DSS, 4G, 3G and GSM technologies. Currently, we hold mobile licenses for each of the ten wireless areas of Brazil recognized by Anatel, making us a mobile operator in Brazil offering complete nationwide coverage. In two of our ten areas we are the Telebrás legacy provider. See “—A. History and Development of the Company—Historical Background.” Our network covers 100% of Brazil’s municipalities.

In addition to TIM, as at the end of 2022 there were two other major participants in the Brazilian mobile market that offer nationwide coverage in all Anatel wireless areas: Vivo and Claro, since Oi was acquired by the trio (us, Claro and Vivo) in April 2022. See “—A. History and Development of the Company—Historical Background.”

The Brazilian mobile telecommunications industry is highly competitive. Any adverse effects on our results and market share from competitive pressures will depend on a variety of factors that cannot be precisely assessed and are beyond our control. Among such factors are our competitors’ size, experience, business strategies and capabilities, the prevailing market conditions, and the applicable regulations.

Other Competition

We also compete with landline telephone service providers, of which the incumbent providers in Brazil (Oi, Vivo and Embratel Participações S.A. (owned by America Movil), as well as Algar Telecom, a regional incumbent), and some other relevant players (GVT, acquired by Vivo, and Net Serviços de Comunicação S.A., owned by America Movil), offer packages including voice (both fixed line and mobile), broadband and pay-TV services in bundled offers. Landline providers are, however, required to offer their services to unaffiliated mobile providers on the same basis they are offered to affiliate mobile providers. Our acquisition of Intelig (now known as TIM S.A.) and AES Atimus (later TIM Fiber, which was merged into TIM Celular in 2012, and TIM Celular was merged into the Company in 2018) broadened our participation in the fixed telecommunication sector.

In November 2018, Anatel issued Resolution No. 703/2018, which established new maximum limits for the amount of spectrum bandwidth that a single telecommunications service provider of collective interest, as well as its affiliates, subsidiaries or controller company, when operating in the same municipality, may hold on a primary basis. This regulatory change increases the competitive environment of the sector and facilitates consolidation of operations among the main players in the market.

In recent years, in preparation of certain anticipated market events, the Brazilian telecom sector has experienced a series of broadband-centric capital markets and mergers and acquisitions activity, resulting in a mixture of organic growth and strategic acquisitions. The 3.5GHz rights that were acquired at auction by regional providers will open an opportunity for them to become mobile network operators. Additionally, the new neutral network, which is expected to be offered by Winity Telecom, using the 700 MHz frequency will be able to leverage mobile network capacity for ISPs. One of the main opportunities for ISPs in the mobile market will be for ISPs to leverage their current broadband customer base with bundle offers combining their existing broadband offering with mobile offerings that utilize the mobile neutral network.

The consequence of this has led to a growing number of strong market participants in the sector. Brazilian ISPs pursing IPOs aim to use the IPO proceeds to strengthen their regional presence across the country. In July 2021 alone, three of Brazil’s largest ISPs, Desktop, Unifique and Brisanet, staged their IPOs. Shares of the companies were listed on the B3 stock exchange in São Paulo. The wave of Brazilian ISP capital markets and mergers and acquisitions activity reinforces the companies' expansion plans, with regional providers continuing to add new acquisitions to their post-IPO portfolio by acquiring smaller ISPS to complement their existing footprint. Other groups are undertaking this same strategy, for example Grupo Vero, Grupo Conexão, Grupo EB Capital, and Grupo mhnet.

Our Business

We are a telecommunications company that offers mobile voice and data services, broadband Internet access, Value-Added Services, and other telecommunications services and products. For a breakdown of our total revenue by category of activity, see—Item 5. Operating and Financial Review and Prospects—Results of Operations for the Year Ended December 31, 2022, compared to the Year Ended December 31, 2021.

We believe that we are well recognized in the market for our strong brand, “TIM”, and for having a reputation as an innovative and disruptive company capable of setting new consumption standards for the market. Our proactive approach allows us to be in a leading position in the transformation of the telecommunications business model. The change in consumer profiles and the emergence of new technologies foster a rupture in the telecommunications industry based on the consumption of digital data, content and services.

We are characterized by our pioneering and innovative offerings, among a complete portfolio for individuals as well as corporate solutions for small, medium and large companies. Besides traditional voice and data services, we offer a fixed-line ultra-broadband service, TIM UltraFibra (formerly TIM Live), WTTx technology through UltraFibra service, and we have started to offer IoT solutions, with successful examples in agribusiness, while also looking for new opportunities in other industrial segments such as mining, transport and logistics, healthcare, public safety and industry 4.0.

We also offer a variety of digital content and services in our portfolio of packages, aimed at increasing the day-to-day functionality of our customers’ mobile devices. The ability to manage a complete and varied portfolio gives us the opportunity to offer customized packages to our customers and to provide offers which bundle services, like voice and data, to customers in certain regions.

In 2022, we continued our innovative and pioneering strategy in all consumer market segments (prepaid, control and postpaid). In the postpaid segment, the biggest launch of the year was the new plan with an Apple TV+ subscription included for no additional fee. Settled at the same price point as our other postpaid plans and competitively positioned in the market for postpaid offers, the partnership with Apple allows us to provide a unique offering in the Brazilian market. Furthermore, we started to establish our position in the 5G market. We launched an extra “5G Booster Package” to postpaid customers, enabling them to enjoy the best of our 5G capabilities. In addition, we believe we are currently the only carrier in the Brazilian market to allow our customers to choose their favorite subscription among HBO, YouTube or Netflix without the need to switch plans. This feature also permits customers to easily change their choice whenever they want. We still maintain other advantages such as “data rollover”, “concierge service” and the new “TIM in flight”, to contribute to a better customer experience. In the control segment, we increased our focus on the “TIM Controle Redes Sociais” (TIM Control Social Media) plan, which grants unlimited data to be used on Instagram, Twitter and Facebook packages, and has a higher average ticket. Furthermore, in the prepaid segment, we continued with our strategy to increase value added benefits for our customers. For example, by including an “Amazon Prime Mobile Only” subscription with no additional fee to TIM PRÉ TOP customers, we maintain our strong position in the prepaid market, being the only carrier in the global market to offer video and music subscriptions without an additional fee (Amazon Prime Mobile Only and Deezer Go – launched in 2021). Through this product strategy, we believe that our pioneering and innovative spirit (which we consider characteristics of our DNA) will sustain our relevance in the domestic market and allow our customers to take full advantage of growing network capabilities as we enter the 5G era.

In July, 2019, we and Vivo also entered into a memorandum of understanding (the “Vivo MoU”), to start negotiations regarding: (i) sharing of a single-grid 2G network; (ii) establishment of new infrastructure sharing agreements for the 4G network in 700Mhz, directed to cities with fewer than 30,000 inhabitants, which in the future may be expanded to larger cities; (iii) other network sharing opportunities in other frequencies and technologies; and (iv) other opportunities in efficiency and cost reduction in operations and network maintenance. We believe that implementing the concepts set forth in the Vivo MoU will result in synergies and efficiencies that could help support us in continuing to provide innovative and standard-setting offerings and services, as well as synergies and efficiencies in the allocation of investments and operating costs.

We believe that our robust network infrastructure, our innovative approach, our brand recognition, and our widespread sales network, position us well to capitalize on opportunities in the telecommunications industry in Brazil and meet the constantly changing demands of the mobile telecommunications market. We believe that our main strengths include:

High quality services

Since national coverage and quality had improved quite substantially over the last few years, Anatel also has shifted its focus. The prior focus was service quality from a broader, state-oriented perspective and now, Anatel is taking a local perspective, concentrating its efforts on smaller geographic areas like cities, especially those where service is still considered poor. In the final quarter of 2017, Anatel proposed the Quality of Telecommunications Services Regulation (Regulamento de Qualidade dos Serviços de Telecomunicações) (“RQUAL”), which came into force in March 2022. Based on performance against certain quality and performance indicators, operators will each be classified with a grade between A-E. This grading is expected to take place in 2023. RQUAL is based on responsive regulation and will apply to all telecommunication services (mobile, fixed, fixed broadband and payTV) on a municipal level and sets forth new obligations for service providers, such as a user compensation model and a mandatory ombudsman, and grants customers additional rights including the customer’s possibility of terminating their service agreement without penalty in case of poor service quality. For more information on the new quality regulation, see “—Regulation of the Brazilian Telecommunications Industry—Quality Management Regulation.”

Accordingly, we have also started tracking our quality and performance indicators, in particular focusing on service quality at the city level, in order to assure an even more rigorous review of our customer experience. Following the contribution period, we continue to monitor municipalities outside the Anatel threshold (“critical”) and have already started simulating the new performance indicators set forth in Resolution No. 717/2019.

The results of this local focus are demonstrated in the solid improvements of Anatel’s quality metrics over recent years. As a highlight, we have been able to maintain positive results in 3G/4G data-related indicators due to the rapid expansion of our coverage, in particular in 4G, where we are the leading telecommunications company by number of cities covered, according to the Anatel website (www.anatel.gov.br).

Our LTE technology also demonstrated strong performance and the inclusion of the NR network in data usage, wide coverage and availability. These results are important due to the strong demand by our customers for this technology. At the end of 2022, approximately 94.18% of our data traffic was carried out over the 4G and 5G network, with an increase of 1.83% compared to the previous year.

The results of our digital transformation initiatives continue to expand and, during 2022, demonstrated solid results. Given the impacts of the COVID-19 pandemic, our customers demanded even more network capacity and digital solutions. This demand meets the strategy we have adopted for several years to seek digital evolution and constant network development, aiming to ensure innovative solutions, quality and availability of services, offering a superior customer experience and strengthening our positioning in the market. We believe that the digital transformation of our services must take place on several fronts, from the sale and activation of the line to post-sale and the so-called “self-caring”, meaning the digital service portals that allow customers to manage profiles and subscriptions, billing, collection, and payment.

Even in a challenging year, our digital channels’ positive results and the excellence of services offered to our customers confirm that we had made the right business decisions, demonstrated our capacity to adapt to adverse situations and reinforce our purpose of “evolving together, with courage, transforming technology into freedom”.

We believe our ultra-broadband service is also viewed generally as a reference of quality in the sector, driven by our commitment to ensuring a positive customer experience. The service quality of our TIM UltraFibra offering has produced positive results, being recognized for 7 consecutive years (2015 - 2022) by the widely circulated newspaper, “O Estado de São Paulo.”

We also seek a strong position in the high-value customer market as a content HUB by offering a variety of plans for individual and family usage, bundling voice and data packages, streaming and other content subscriptions, as well digital Value-Added Services (music, e-reading, video streaming, games), in order to provide a custom customer experience.

We are also better able to provide high quality services due to our strong relationship with our suppliers. We operate a system for information technology vendor management in order to improve the commitment of our suppliers. As a result of this approach, we benefit from enhancements like (i) better accountability of end-to-end vendors on our business processes; (ii) better contractual conditions and savings due to the increase of volumes per vendor; (iii) vendor consolidation and specialization in specific platforms/processes, creating the opportunity for long-term investments in such areas; (iv) active contribution to transformation and simplification; and (v) raising the best practices of Request for Quotation instead of Direct negotiating in order to gain more savings, also increasing the so called Global Deal among us and Telecom Italia with the scope to capture more synergies and quality of the furniture’s by global vendors.

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

We understand that the above statistics reflect our commitment to quality infrastructure and our focus on customer experience. However, we recognize that there are some statistics and/or quality measures that use different methodologies and which may present different results from those that are mentioned above.

Open Innovation Program

Our Open Innovation Program has the objective of establishing a network to exchange knowledge, best practices and business models within a collaborative group of enterprises, startups and academia in order to leverage the development of innovative products and services. The program focuses on learning and exploring new technologies in partnership with complementary business partners, in order to create sustainable and responsible solutions. The collaboration network is based on the concept of partnerships with startup, innovation hubs, academy and/or society, and is designed to bring together entrepreneurs, vendors, technology companies, providers and content developers, innovation centers and universities so that they can recognize in TIM a potential partner in the development of new products, services or business models based on our business strengths and technology.

As a supporter of the concept of open innovation for five years, we have been obtaining positive results from applying this concept to our business. After a unique year in 2019 for our Open Innovation program, when the company became a space for promoting and fostering a new technological wave in Brazil, we went further in 2020 and 2021, increasing our involvement with startups, establishing new partnerships with innovation hubs dedicated to healthtechs and agritechs. During 2019, we established 5G Living Labs with the aim to foster the development and use of 5G in a variety of contexts, to perform network testing and promote market readiness. The 5G Living Labs establish an environment for experimentation and co-creation in which end-users, researchers, companies and public institutions explore, design and jointly assess new and innovative products, services, solutions and business models, and provide important feedback for development and subsequent commercialization of products and services. In this occasion, four labs were launched with national and international partners across Brazil: one with the Federal University of Santa Catarina and CERTI Foundation, one with the National Telecommunication Institute (Inatel) in Santa Rita do Sapucai (State of Minas Gerais), one with the Federal University of Campina Grande and Virtus Institute and the last, one in São Paulo within CUBO, the most prestigious startup hub in Latin America. These TIM 5G Living Labs were focused on fostering 5G use in the following areas and business sectors: telemedicine, remote education, smartcity, security, intelligent home, game streaming, drones, industry 4.0, immersive technologies for education, health, industry and entertainment (actual reality and virtual reality) and smart agriculture using experimental 5G radiofrequencies.

In 2020, we together with the Telecom Infra Project (TIP) and the National Telecommunication Institute (Inatel) started the Open Field Program, which aims to develop innovative and sustainable solutions for the expansion of the radio access network (RAN) infrastructure, creating an adequate environment to run tests, like a living laboratory, validating and accelerating products and new functionalities of open and disaggregated technologies solutions, such as Open RAN. The program has taken place since 2021. Additionally, by the end of 2022, the execution of the Open RAN 5G SA TIP test plan for access network with the vendor was completed and the TIP internal process to obtain the Silver Badge began, which will happen after the review and approval of deliverables. This TIP Silver Badge demonstrate testing of a product, combination or solution for alignment with TIP-defined requirements, typically in a controlled environment. The specific tests required for a particular badge are established by TIP’s project groups and will comprise a significant subset of all tests required for deployment.

In 2021, as part of our client platform strategy for start-ups, we actively pursued a number of fintechs, edutechs, insurtechs and healthtechs, among other verticals in an effort to transform those startups into unicorns. This was based on our client platform strategy pursuant to which we seek partnerships with digital service companies where we believe we can accelerate their growth and create new business models, client journeys and marketing approaches. As part of this strategy, we started pilot projects to foster the development of an ecosystem of solutions and partners with the aim to approve devices and applications in partnership with academies, government agencies, communities and startups. In 2022, we were also working more closely with the Cubo Itaú innovation center to promote co-creation with startups. In October 2022, TIM established a new singular hub, dedicated to 5G “HUB 5G TIM ” that was launched at Cube's space, with 5G demos by partners (FWA, VR gaming, AR for Industry 4.0, 5G notebook, necklace and 360° camera). The hub, a collaboration ecosystem, is a place for experimentation where customers, studies, large case companies, entrepreneurs, investors and public institutions, services and valid cases are connected to solutions in general, with a focus on developing an innovative environment aimed at business connections with companies that can be leveraged with 5G technology. The launch of our new positioning at CUBO with the “HUB 5G TIM” brand space took place at CUBO headquarters in São Paulo, with the participation of technology partner companies, innovation hubs and startups.

We in alliance with Inatel – Brazil’s National Institute of Telecommunications, will develop solutions regarding internet-of-things (IoT) and smart cities based on IoT Mobile solutions with applications that could improve the quality of life of citizens, development of intelligent tools and enable new processes of public administration.

In alliance with PUC/Rio - Pontifical Catholic University of Rio de Janeiro, we will develop different use cases in relation to following verticals:

(i)       Health:

•	Patient monitoring, both remotely and in healthcare facilities: cost-effectiveness study of clinical outcomes among patients using the IoT solution and control groups; and
•	Monitoring of assets, supplies and resources in health facilities: cost-benefit assessments of using the IoT solutions.

(ii)       Rural:

•	Efficient use of natural resources and materials, with an emphasis on meteorological and soil monitoring, in order to promote increased productivity as well as cost reduction; and
•	Efficient use of machinery with an emphasis on machine performance management, with the aim of optimizing the use of equipment.

In 2021, with the goal of redefining smart cities in Brazil and exploring the full potential of 5G, we, Enel X Brazil and Leonardo Brazil joined forces to serve smart, safe and resilient cities. The companies agreed to offer and develop joint solutions for smart cities, combining experience in energy, telecommunications, technology, and cybersecurity tailored to Brazilian municipalities.

In 2021, we became a partner of Embrapa, the main agent of innovation and research in agribusiness in Brazil and the world, in the development of a new innovation agribusiness hub called Silo, located in Juiz de Fora (MG). The hub pursues innovative solutions through the combination of entrepreneurship, research and innovation. We will provide an important role in operating the hub, enabling mobility and 5G.

In 2021, in relation to 5G, in partnership with AgTech Garage innovation hub, we launched a call for startups that want to evolve or pivot their business plans in order to utilize 5G. The call was successful, having more than 45 startups registered, with eight finalists. Those startups had the opportunity to present their pitch to us, involving solutions for fire detection, irrigation, intelligent fertilization, robotics, image monitoring, pest control, among others. Among the finalists, four startups were selected to test and evolve their minimum viable product (MVP) together with Auros Robotics, Quickium and Umgrauemeio.

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

In 2021, Stellantis, we and Accenture teamed up to launch the first standalone 5G pilot for the automotive industry in Brazil applied through a private network, which uses artificial intelligence and cloud computing.

In 2021, we were chosen as the telecommunications provider responsible for providing the 5G infrastructure and network, deploying the 5G SA (standalone) network core in the public cloud, constituting an integrated digital environment.

In 2022, after undertaking a proof of concept, we signed a private 5G network customer service partnership with a customer operating in the port segment. Pursuant to the joint initiative, we plan to implement the first 5G private mobile internet network tailored for port operators throughout Latin America. The network is expected to be commissioned in 2023, after releasing the 3.5 Ghz frequency for the city, under the oversight of Anatel, the national regulator.

The year 2022 was marked by several challenges, such as the reopening of face-to-face events, new opportunities in our partnerships, and bringing together startups that are in the scale up phase.

We participated in Scibiz, the largest conference bringing together the connection between science and business in Latin America, promoted by USP, at the International Diffusion Center (CDI) and at InovaUSP, in São Paulo. Together with several of our internal teams, such as human resources, IT/network and marketing, we held lectures on various topics and participated in panels on 5G technology, with the participation of a number of our directors, and a panel dedicated to our Cloud journey, which included participation by representatives from some of the largest tech companies.

We again took part in the biggest hackathon in Latin America, Hacking.Rio. Challenges were based on the UN Sustainable Development Goals and we launched a challenge based on SDG 12 – “sustainable production and consumption”, looking for products and services that can benefit the 4.0 industry, Big Data and 5G.

We made the first call for startups for our hub, called “HUB 5G TIM”, leveraging our new collaboration space. The first cycle was dedicated to our B2B - Corporate Solutions department, aimed at approaching startups dedicated to 5G applications for one of the most significant economic sectors of the Brazilian economy: Agribusiness. Eight startup proposals were selected, four of which were pure agritechs and four deeptechs/datatechs, with specialized solutions such as mapping the spatial variability of agricultural soils and creating high-precision management zones, in addition to computer vision, artificial intelligence and machine learning technologies. The selected startups will be able to test their solutions on one of our B2B agribusiness clients, in addition to having support from our technology department for better use of the 5G network.

Based on our open innovation model, in 2022 we contracted with 15 startups with solutions to increase revenue, improve experience and reduce cost or risk, supported by technologies such as artificial intelligence, cyber security and process automation, to meet challenges in the areas of sales, purchasing, logistics, security, legal and customer relationship. As a result, we have already observed cost reductions with legal operational processes, based on the digitization of the demand handling flow stage, significant reduction of the SLA for carrying out tasks in the IT operations area and other improvement according to the perception of our employees, among other gains.

A Strong brand.

We believe that our brand, TIM, since the commencement of our operations, has been recognized for leading important developments in the Brazilian telecommunications market and, consistent with our brand identity, we continue to position ourselves at forefront of society’s digital transformation. Our brand tagline “Imagine the possibilities”, invites our customers to view the future in a positive light and demonstrates our commitment to being along side them as they face new challenges, opening up a world of opportunities. In addition, we presented a new spokesperson representing our current brand values - freedom, respect and courage - and highlighting diversity, an important pillar in our strategy. To reinforce our brand strategy, we revised our written purpose: “Evolve together with courage, transforming technology into freedom”, indicating that we will continue to lead important market movements and act as a pioneer in customer services. Furthermore, to reinforce the positioning of our brand as a brand that values our customers and brings advantages beyond just gigabytes of data, we have become the first operator to offer consumers prepaid video streaming, further broadening and democratizing access to this type of service to a previously unserved customer base. Since 2015, we have been the leader in 4G coverage throughout Brazil, even connecting Brazil’s countryside to help facilitate technological innovation in the agribusiness sector. Furthermore, we pioneered the activation of 5G networks in Brazil, with our first tests carried out in 2019, and we demonstrated our preparedness for the next generation of mobile networks by launching 5G in all Brazilian state capitals while staying ahead of the competition in terms of coverage (including by focusing our 5G deployment in key regions in order to reap the benefits of our investment in 5G most efficiently). Finally, in order to help reinforce our brand association with music, in 2022 we resumed our music sponsorship. This included the sponsorship of the 2022 Brazilian edition of the Rock in Rio festival and TIM Music Rio (free concerts on the beaches of Rio de Janeiro), TIM Music Noites Cariocas (the most iconic event in Rio) and TIM Music Mulheres Positivas (an all-female lineup).

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

TIM Lab performs a strategic role in supporting service assessment and innovation activities. These projects support our network evolution and tackle certain important business and market needs, including the evaluation of new generation networks, future Internet applications, projects with positive social and environmental impacts and open innovation initiatives.

In this sense, we also joined the Telecom Infra Project (“TIP”), an initiative founded by Facebook and other companies to create a new approach for building and deploying telecommunication network infrastructure, with TIM Lab as the first TIP Community Lab in Latin America. In addition, since 2017 TIM Lab has also participated as one of the GSMA Mobile IoT Open Labs since 2017, a community where companies developing solutions over cellular low power wide area networks can work with experts on their projects.

Among the technologies assessed and approved at the TIM Lab environment are certain extremely important technologies to support the network evolution, including 700MHz LTE, IP multimedia networks (voice over LTE, video over LTE, WiFi calling services, completely laid out functional blocks, and enabled by an IP multimedia subsystem platform), network functions virtualization (“NFV”), 4G RAN sharing, NB-IoT, Defense Wavelength Division Multiplexing, transport network and power saving features and solutions. In 2019, we launched our nationwide 4G NB-IoT network in 700MHz, covering over 3,200 cities. In 2020, we ran laboratory tests and live trials with 4G advanced features combined with 5G (multiple antennas plus carrier aggregation and dynamic spectrum sharing). The first 5G NSA compatible devices were homologated and commercialized in 2020, allowing the users to make use of the technology in the available live clusters. Open-RAN solutions were also evaluated in laboratory environment with the objective to assess the maturity of 4G and 5G disaggregated solutions for future field trials. Other advanced technologies, such as edge computing, disaggregated transponders and transport network optimization and automation solutions were also evaluated in TIM Lab in 2020.

We evaluated 5G standalone architecture and solutions in 2021 (known as 5G SA), for commercial deployment in 2022. Also in 2021, we developed proofs of concept (PoCs) making use of different technologies associated with 5G SA, such as artificial intelligence for the automated processing of images (using 5G as mean of connectivity), and cloud software for hosting 5G core network elements.

In 2022, we continued to undertake tests for our standalone 5G architecture at TIM Lab, aiming to ensure the evolution of the 5G architecture and the provision of quality services. Another focus of our work throughout 2022 at TIM Lab were the tests of broadband/fixed network expansion scenarios and Multi InfraCo's scenarios (together with VTAL), with a focus on the interoperability tests of TIM CPEs in the InfraCo's network, in addition to the various support and testing fronts with I-Systems.

In 2022, aspiring to broaden its project horizons and position itself as an innovative brand, TIM Lab undertook to migrate to a new location, with a fully renovated test environment that would also function as an innovate space for presenting projects to potential new business partners and clients while also generating cost efficiency, with the use of its own building and with new technical features. In October 2022, we started the plan to migrate TIM Lab to a new location in São Cristovão, in the state of Rio de Janeiro, with an area of approximately 850 m2. With this new infrastructure, the TIM Lab will benefit from an increased usable area, better connectivity and greater capacity to absorb innovative projects, in addition to connections with cloud environments.

Strong commitment with ESG pillars and the only Brazilian telecommunications company listed on the Novo Mercado for over 10 years

Since 2011, we have been part of the Novo Mercado segment of the B3 stock exchange, meaning that we are subject to B3's highest standard of corporate governance requirements, which includes compliance with heightened requirements not only related to corporate governance, but also to the disclosure of information to the market. We believe that the listing on the Novo Mercado provides greater liquidity and value for our shares and allows us greater access to international markets, promotes the strengthening of our corporate image and increases confidence in us, in addition to reaffirming the long-term commitment of Telecom Italia and its subsidiaries (the “Telecom Italia Group”), in Brazil. We believe listing on the Novo Mercado also aligns the interests among our controlling and minority shareholders with respect to voting rights, tag along rights and dividend policy.

In addition, we belong to a select group of companies comprising the portfolio of the Corporate Governance Index and the B3 Tag Along Stock Index, comprised of companies that have committed to adopt better co-sale protection to minority shareholders, have actively traded in 30% of the trading sessions and do not constitute a penny stock. In December 2022, we were listed for the fifteenth consecutive year as part of the portfolio of the Corporate Sustainability Index of the B3, an index comprised of companies that have a strong commitment to sustainability and social responsibility. In 2022, we also remained one of the constituents of the S&P B3 Brazil ESG Index. In January 2023, we were selected to remain in the portfolio of the Carbon Efficient Index, or ICO2, of the B3, with the commitment to measure, disclose and monitor our greenhouse gases, or GHG, emissions, and we were selected to be part of B3’s Great Place to Work Index, or IGPTW, once we became a GPTW certified company in 2022, recognizing us an employer that creates an outstanding employee experience. We increased, by 4%, our S&P ESG Score, which is based on our response to the Corporate Sustainability Assessment (CSA). The constant pursuit of best environmental, social and governance practices also ensures our presence in several international indexes and ratings, such as FTSE4GOOD Emerging Markets, FTSE4GOOD Latin America, MSCI AWCI ESG Leaders, MSCI Emerging Markets ESG Leaders, Refinitiv D&I Index, among others.

In 2021, we became the first Brazilian operator to integrate the Refinitiv Diversity & Inclusion Index, occupying the first position globally in the telecom sector. The index measures the performance of more than 11,000 companies - equivalent to 80% of the global market - based on diversity, inclusion and career development initiatives. In 2022, we were ranked 10th in the global ranking, maintaining our leadership in the telecom sector and in Brazil. At the beginning of 2022, we remained for the second consecutive year in Bloomberg's Gender Equality Index, which gathers 485 companies from 45 countries, with only 17 from Brazil.

As a signatory to the Global Compact since 2008 and UN Women since 2021, we promote projects related to the Sustainable Development Goals (“SDG”) and recognize the rights to data privacy, safe internet, access to information and freedom of expression as essential and unnegotiable as part of our efforts to respect Human Rights.

As part of our commitment to society in addressing climate change, we conduct periodic mapping of the sources of emissions in our activities. We are able to do so by preparing annually a GHG inventory in accordance with the guidelines of the GHG Protocol (which sets the global standard for how to measure, manage, and report greenhouse gas emissions) and also by working with TIM in Italy to establish goals aligned with the Science Based Targets Initiative (SBTi), since the companies controlled or related to the TIM Group in Italy (“TIM Group”) joined the initiative in July 2021 with the challenge of keeping global warming limited to 1.5°C, as established in the Paris Agreement. The SBTi aims to promote the best reduction and offsetting GHG emissions in line with climate science. Since 2010, we have reported our greenhouse gases (GHG) emissions by means of the Carbon Disclosure Project (“CDP”) – the largest database of primary corporate climate change information in the world – and publishes its GHG emissions inventory in accordance with the Brazil GHG Protocol Program. In 2021, the CDP questionnaire was integrated by B3 as a crucial part of the methodology for the selection of the constituents of the Corporate Sustainability Index and our CDP Score improved from B- to B. In 2022, we remained in the ICDPR70, an index we have been part of since its creation in 2021, which focuses on including companies publicly committed to reducing their carbon footprint, based on the companies' scores in the CDP questionnaire and ranking those with the best level of awareness about climate change.

Since May 2022, we have publicly declared our support for the recommendations by the Task Force on Climate related Financial Disclosures (TCFD), demonstrating our commitment to better information as a basis for understanding climate risks in our transition to a low carbon economy. We have also aligned our approach to climate risks and opportunities with the TCFD recommendations and published these in an issue brief.

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

For 15 years we have published our Sustainability Report presenting the main financial and non-financial results, in accordance with the Global Reporting Initiative (“GRI”) Standards methodology. Since 2021, we refer to this publication as the ESG Report and reinforce our commitment to transparency and accountability to our stakeholders, organizing the report into three pillars: Environmental, Social and Governance. Since 2021, the ESG Report also reports the SASB - Sustainability Accounting Standards Board - indicators. Our ESG Report has an independent third-party limited assurance since 2009.

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

In 2022, we updated our long-term ESG commitments in our 2023-2025 Strategic Plan. Based on the ambitions assumed in our last Industrial Plan (2023-2025), we included new objectives related to a portfolio of initiatives that are part of our business strategy, contributing to a coherent interrelated structure between ESG aspects, business operations and organizational accountability. For the TIM Group, the business role is increasingly tied to the responsible management of aspects that go beyond financial targets and aim to generate positive value for society in the long term.

Among the established goals, which are also part of MBO and LTI compensation programs, our environmental pillar is to become a carbon-neutral company by 2030 and net-zero carbon by 2040. In addition, we have undertaken to maintain a policy of using renewable sources for 100% of our energy consumption, to increase by 110% the energy efficiency in data traffic (against the base year of 2019) by 2025, to reduce by 47% scope 3 indirect emissions by 2030 and to recycle at least 95% of our solid waste by 2023. From a social perspective, the main commitments are for our workforce to be comprised of 40% of black people, our leadership positions to be comprised 35% of women, to take 4G connectivity to all Brazilian cities, and to keep our level of employee engagement of at least 80% until 2023. We have obtained the ISO 37001 (anti-bribery management systems) and, in 2022, also obtained the ISO 27001 (information security management), both are important aspects of our Corporate Governance pillar, which also has as goals to recertificate them when needed, and by 2023, to keep TIM on the Novo Mercado, Pró-Ética and ISE-B3, and the ISO 14001 and ISO 9001 certifications. Our ESG plan is annually updated together with strategic plan.

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

Strong financial position

With consistent financial results in recent years, and solid earnings before financial revenues (expenses) (including foreign exchange variations), income tax and social contribution, depreciation and amortization costs and expenses and share of loss of an associate (“Adjusted EBITDA”), according to our internal analysis, we believe that we have a strong cash flow generation, a solid financial position and a low relative Net Debt to Adjusted EBITDA ratio. In this scenario, we understand that we are in a strong position to take a significant role in potential future consolidations in the market and/or to have a competitive position in important frequency auctions in the years to come.

Our Strategy

Our Strategic Plan

We expect our updated strategic plan to allow us to consolidate the TIM brand through 2025, in a consistent approach with our prior plan (2022-2024). Our new plan is still focused on our main stakeholders and on providing building blocks for our future growth by combining evolution and transformation to reach our aspirations, which combines our bold expectations for both value and growth. The improvement in overall business dynamics, driven by the combination of having a larger revenue base with a solid margin recovery trend and better capital expenditure efficiency provides us with opportunity and a clear path to optimizing our spending. This dynamic is expected to provide benefits to our cash flow and overall financial returns.

The means by which we achieve our aspirations pass through (a) being recognized as the best mobile operator in Brazil, (b) accelerating our growth by pursuing a new asset light model in broadband, (c) scaling-up our presence in the B2B/IoT tech arena and (d) expanding the portfolio of our strategic partnerships to accelerate our ability to capture value.

In order to be recognized as the best mobile operator in Brazil, we know we have to surpass our competitors by providing the market with (1) the best offer, using innovation as a core differentiator, (2) the best customer service, which involves a long journey towards developing a culture of customer experience excellence, and (3) the best connection, by taking the lead in the network quality race, all whilst evolving to provide our customers the best overall service and experience available in the market.

For the purposes of accelerating our growth through a new asset light model in broadband, we are focused on the massive FTTC to FTTH customer migration (to maximize customer experience and profitability), accelerating the expansion of our footprint through partnerships like I-Systems, and enhancing our value proposition, launching convergence play (mobile + broadband) with a better trade-off between volume and value.

In order to scale-up our presence in the B2B/IoT tech arena, we have been undertaking strategic movements, aiming to capture the expected growth of the market by increasing adoption across verticals and 5G opportunities, through (a) the select use cases verticals, (b) partnering with industry leaders, (c) developing solutions in specific ecosystems, whilst having in mind that the market for solutions and services related to connected applications will grow faster than the market for connectivity. We have already been partnering with many industry leaders and are evaluating a number of promising vertical opportunities that we wish to pursue. There are many sectors which present business opportunities for us to offer a full vertical solution.

We are strengthening our core business to generate cash-flow to sustain new avenues of growth and increase shareholder remuneration. We believe that this unique combination of elements, with ESG agenda embedded in our business strategy, will result in the best value proposition for the investor community.

In an effort to generate high value beyond our core business through partnerships with potential market disruptors and unicorn candidates, our plan is to leverage our base and key assets to target organizations that we believe can grow exponentially, boosting our unique assets through a symbiotic relationship. We have developed a clear plan of action to generate value for our customers, partners and shareholders, whilst retaining our customer base with an ever improving service quality and value proposition. In recent years, we have built an unrivalled, efficient and scalable machine to convert millions of customers to new digital services.

Protecting the value of our prepaid customer base and aiming at the growing postpaid segment, shifting focus from absolute market share to revenue share, and strengthening our existing customer base.

Up until 2020, the Brazilian mobile telecommunications market was facing an overall reduction in the number of prepaid customers. However, in 2021, the prepaid base increased, which may be a consequence of the socio-economic changes in population or particular incentives in our competitors’ offerings. In 2022 the market underwent a series of disconnections of inactive lines that were inherited by leading carriers following their acquisition of Oi’s mobile business. We maintained our strategy to be chosen as the single SIM provider for the prepaid consumer market by providing offers that are attractive and valuable to customers while maintaining our reputation for quality and innovation. For the prepaid consumer market, our key priority is to offer simplification to improve customer experience with continued evolution of digital channels, while for the postpaid consumer market, our plan is to grow based on a “Mobile Challenger” approach pushing migration from prepaid, leveraging the benefits of 4G coverage leadership and establishing a customer long-term relationship driven by loyalty initiatives. To support this strategy, we also implemented new offers, new handset strategy and initiatives in our sales channel model because of the pandemic. We improved the digital channel and created a drive thru and delivery sales models experience. In the business to business market, we intend to leverage consumer offers and channels in order to gain market share in the small and medium business, or SMB, segment, as well as to launch a new mobile offering focused on micro and small businesses. We are also pursuing the development of targeted markets such as the Internet of things, or IoT, and the machine-to-machine market, or M2M, beyond simple connectivity, and evaluating business opportunities for the application, using the 5G network, of mobile application and fixed wireless access. Moreover, we are repositioning our sales channel strategy in order to increase not only efficiency but also sales productivity. Our growth strategy is mainly focused on addressing the potential for mobile Internet in the Brazilian market, particularly increasing mobile Internet penetration and data traffic. We believe mobile operators are in a strong position to address the demand for broadband in Brazil, with the ability to provide flexible price plans affordable to the majority of the Brazilian population. The lack of fixed infrastructure is still an issue for accessibility to fixed broadband, especially in suburban areas, making mobile coverage more suitable for such customers without broadband access. In addition to providing affordability and coverage advantages, mobile operators appeal to the new cultural demand for Internet connectivity at all times and in all places.

In addition, our strategy also involves positioning TIM as a partner of our existing customer base, by increasing their loyalty by offering exclusive products to existing customers, focusing on Value-Added Services in our offers, and by differentiation in our product s and services. Value-Added Services represent an important part of the TIM strategy, as it is already a relevant market and has high growth rates with the potential to increase revenue streams. Such services are generally launched through a partnership with an established OTT player. We believe the foregoing strategies will allow us to strengthen customer loyalty without requiring us to incur higher costs, as increased traffic within our own network does not significantly increase our operational costs. We are also investing in new channels, to bring new customers to the company and to enhance each customer’s experience. We are constantly seeking new customers through new marketing efforts and promotional initiatives. Another important growth factor is expected to come from our digital strategy evolution, with an increased role in the growing M2M and IoT ecosystem, exploring new revenues opportunities including being more than just a connectivity provider, offering a platform (analytics, big data, mobile advertising, etc.) and a content offer aggregation to support mobile and fixed service revenue growth. Capitalizing on fixed-mobile substitution in voice and traditional services.

We seek to capitalize on the existing opportunity of fixed-mobile substitution in voice and data traffic and encourage the use of mobile devices, rather than landlines, for long distance communication and Internet. We believe that the main advantage of our product offerings is that our customers are able to use our growing mobile network.

Providing affordable Internet access.

Mobile network technology has created a business opportunity for CSPs to offer more affordable connectivity services to individuals, which brings benefits for both customers and the mobile operator. We are offering our prepaid and postpaid customers competitive data usage plans through wireless handsets or other data devices (e.g., tablets, wearables, etc.). We believe that our telecommunications activities generate positive impact beyond our business. Access to mobile telephony and broadband internet services allows not only communication, but also creates countless opportunities for people and companies, functioning as a powerful tool for innovation. This transformation also enables digital inclusion through the provision of connectivity to regions otherwise without access to these resources, such as isolated communities, rural locations and low-income areas. Our focus on increased data usage among our customers is also influenced by our ability to effectively manage our handset and accessories sales, with a focus on entry level 5G smartphone models that will be ready for the deployment of our 5G network, providing quality Internet access. This approach is allowing us to offer our services at a highly competitive price, offer convenient payment methods, meet market demand and allow for opportunities for innovation. The result of this strategy can be seen in the increase in our number of data users and in smartphone penetration, especially in 5G. Leading mobile Internet growth in our sector is a key pillar of our strategy, since we see this as the most important market in terms of growth and size in the foreseeable future. Our marketing efforts have also been designed to stimulate Internet usage and leverage our 4G and 5G networks by providing for suitable and affordable postpaid and prepaid Internet plans.

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

With the Oi Transaction, we have improved our market position, capturing better economies of scale, synergies and optimizing investments. With the acquisition, we have incorporated into our network approximately 7,200 mobile access sites, being approximately 49% of the former Oi’s total mobile assets. We intend to maintain 2,500 of these mobile access sites, improving coverage and user experience, while decommissioning the remaining sites as they are too close to our existing sites.

Besides improving our core infrastructure, we have been rolling out an aggressive plan for 4G coverage, which we believe has placed us as the leader for 4G coverage in Brazil, providing 4G technology in 100% of Brazilian cities at the end of 2022 – in line with our commitment to cover 100% of the country with our 4G network by the end of 2023, considerably ahead of our competitors and we believe positioning our brand as the market leader in terms of coverage. We were elected the telco with the best “Core Consistent Quality” and with the higher network availability by OpenSignal, in partnership with Anatel.

Strengthening our expanding core and developing our recent new businesses.

We have continued our plan to strengthen and expand our core sectors. TIM UltraFibra offers high quality ultra-broadband, with high-speed data connection. To navigate our way through new markets, we, through partnership with I-Systems and others, have accelerated our footprint expansion, FTTH (fiber to the home) network coverage and continued to grow, prioritizing the consolidation of already active clusters. We ended 2022 with growth of 30% YoY of total homes passed (HPs) with fiber, operating in 32 cities and 9 administrative regions of the Federal District, and with an ARPU increasing by 1.7% when compared to 2021.

TIM UltraFibra ended 2022 with 716,000 connections, adding approximately 31,000 lines in the past 12 months, increasing by 4.5% YoY, maintaining its growth trajectory, with the FTTH base as the main lever. Higher value plans, with speed above 100 Mpbs, continue to gain more relevance, reaching a 77% share of the total base in the quarter ended December 31, 2022. We plan to continue expanding TIM Ultrafibra's services with the coverage rollout model transition from building to renting, with I-Systems acting as one of the infrastructure vehicles with the mission of deploying, operating and maintaining last-mile infrastructure for broadband access, in a strategy of changing capital expenditure to operating expenditure with positive free cash flow impact.

Since 2020, TIM has been developing an innovative customer platform strategy that aims to monetize our customer base. Strategic partnerships, together with Mobile Advertising, yielded revenues of approximately R$185 million in 2022.

Following the same approach, in May 2022, we announced a new strategic partnership, this time focused on the digital security market and entertainment. This partnership was born between TIM and the FS group with the creation of EXA, a new brand dedicated to digital solutions for end consumers. EXA began to offer reading solutions to our customers directly in their plans through the Ayabook and Aya Minibooks applications (which provide access to digital books) and through Bancah (which provides access to several Brazilian newspapers and magazines). As a result, more than 40 million TIM customers can benefit from these services.

Sales and Marketing Strategy

Our recent sales and marketing strategy has been characterized by:

•	a focus on improving our positioning towards high value consumers, by offering a variety of plans bundling voice, data packages, and certain free access to applications, as well digital value-added services (music, e-reading, video streaming) with an expanded focus on 5G solutions (cloud gaming, augmented reality (AR) / virtual reality (VR), etc). The approach for this segment is driven by the strategy of adding value for the customer base and providing users with a custom experience;
•	strengthening of our strategy in respect of the migration of customers away from the prepaid segment, by focusing on recurrent offers instead of daily offers and therefore boosting consumption;
•	a continuous evolution of our postpaid plans, within which we are pursuing a number of strategies, including: (i) a review of our offers in order to stimulate the sales of postpaid plans, with discounts in services and handsets, according to the commitment of the customers; (ii) add value, including Value-Added Services as part of our plans, without extra charges; (iii) creating new markets for postpaid plans, according to our customers’ usage profile; (iv) creating new opportunities for transitioning the higher spending prepaid and TIM Controle customers to postpaid; (v) creating customizable plans for streaming subscription by the postpaid customers; and (vi) launching 5G dedicated offers to monetize our investment in 5G, providing additional data allowances and exclusive contents to our high end customers;
•	an effort to maintain our position as an innovator by relaunching TIM Black Família, as the first mobile plan in Brazil with flexible bundle for streaming subscription where the customer can choose between Netflix, HBO GO or YouTube Premium in their plan. The portfolio also includes the following on all family plans: large data packages to share with up to six lines, data rollover, international roaming (including data package for use in the American continent, seven days of unlimited WhatsApp and 30 minutes of voice) and a new app experience with many new functionalities, such as Internet control and self-care provisioning, which allows the owner of the contract to share Internet with the other lines through the app. In addition, the TIM Black portfolio has benefits like data rollover and international roaming (data package for use in the American continent);
•	a monetization process in respect of our postpaid customer base, leveraging ARPU, via a “more for more” strategy and end-to-end product offerings which result in higher revenue generation;
•	a restructuring of our SMB segment, targeting the growth of the overall sales force in order to boost mobile sales. This strategy will continue in order to meet customer needs and achieve alignment with industry demands;
•	at the end of 2021, we changed our organizational structure to bring together under a single team all areas related to the strategy and development of digital sales operations, including ecommerce and other remote channels such as omnichannel, marketplace, live commerce and telesales, in the consumer and small and medium-sized companies segments. The new team will be responsible for strengthening and boosting the development and management of this sales channel.

Digitalization and innovation by means of a partnership with C6 Bank, a digital bank, that adds more value to postpaid customers, bringing exclusive benefits such as credit card with free annual fees, exclusive investment portfolio, no tax to open an account, and also expanding our telecom benefits with internet bonuses, internet to use in international roaming, international long distance calls and the possibility to buy smartphones with better payment options with C6 Bank credit cards.

We are negotiating a new partnership with an educational group in Brazil to offer greater value and exclusive benefits to our customer base and expand access to digital education services.

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

Consumer Plans

In 2022, we continued to improve our positioning towards high value consumers, offering a variety of plans bundling voice, data packages and free access to certain applications, as well digital Value-Added Services (music, e-reading, video streaming). The approach to this segment is driven by the strategy of adding value for the customer base and ensuring users a premium custom experience.

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

TIM Black Família plans start at R$184.99 for an entry level plan with unlimited off-network calls, 30 GB shared data package (for one main line and one dependent), and unlimited data for OTT applications such as WhatsApp, Facebook, Instagram and others. The main offer is set at R$284.99 (for one main line and three dependents) with unlimited off-network calls, 100 GB shared data package, Netflix, HBO GO or YouTube Premium monthly fee included, and unlimited data for OTT applications such as WhatsApp, Facebook, Instagram, data rollover, international roaming (including data package for use in the American continent, seven days of unlimited WhatsApp and 30 minutes of voice) and others.

TIM Black plans start at R$99.99 for an entry level plan with unlimited off-network calls, 15 GB data package (for one main line), and unlimited data for OTT applications, such as WhatsApp, Facebook, Instagram and others. The main offer is set at R$139.99 (for one main line) with unlimited off-network calls, 25 GB data package, data rollover and international roaming (data package for use in the American continent) and other benefits like unlimited data for OTT applications and Value-Added Services such as music, e-books and magazines.

Control Plans

Our Control plans are a hybrid between our prepaid and postpaid plans, with fixed price billed to the customer on a monthly basis, either via credit card or digital account. Once customers of Control plans have reached the limit of their data plan, the data transmission is no longer available and the user has two options: (i) to repurchase a data package or upgrade to higher tariff plan; or (ii) to wait for the next data period to commence, which varies by plan, at which point his data availability and usage limit are renewed in full. Postpaid customers can also purchase a data package to navigate in full speed but the usage is not blocked when he reaches the limit of his data package.

TIM Controle plans start at R$46.99 with unlimited calls and 15 GB Internet. The main offer in the TIM Controle portfolio (which has a commercial focus) is set at R$59.99 with unlimited calls, 19GB Internet and unlimited data for OTT applications.

Corporate Plans

We commenced an ambitious endeavor in 2018 to bridge the connectivity gap in Brazilian rural areas in partnership with the agricultural industry. As a leader in 4G coverage, we already had agribusiness customers, but sought to enable the digitalization of the industry and to offer innovative solutions in order to increase our productivity with automation, control and new technologies. We joined major companies within the sector to create ConectarAGRO, a customer-focused initiative to expand connectivity to all rural areas of Brazil, increasing productivity and transforming the lives of those who live in these regions. The initiative reached its 2019 goal of 5 million connected hectares and expects to progress further in 2023.

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

In 2022, we started offering private networks combined with edge computing solutions in the B2B market, in order to address the needs of agricamps, and ports and other verticals to have access to high-throughput, low-latency and high resilience 5G networks, ensuring that companies always have access to the bandwidth and network resources they need, including low latency time. We intend to implement those networks in 2023.

We maintain a prominent position in the area of Internet of Things (known as IoT), especially in the AGRO segment, where since 2018 we have started an ambitious effort to fill the connectivity gap throughout rural Brazil in partnership with the agricultural sector. In 2020, in addition to consolidating its leadership in AGRO, we managed to evolve with projects in other verticals with action and cooperation with the ecosystem. Our strategy that has connectivity as the central point, our strongest attribute, but with complete solutions together with our partners in order to give more value to our customers and, at the same time, generate more revenue and loyalty. In addition, we have been developing a new network product and service model by offering private networks using 4G and 5G mobile network technologies for corporate customers, mainly for industrial segments such as mining, transport and logistics, healthcare, public safety and industry 4.0.

Since 2018, in an ambitious effort to fill the connectivity gap in rural Brazil, we have increasingly advanced in enabling digitization of the sector and allowing the adoption of innovative solutions to increase productivity and efficiency with automation, control and new technologies.

We are a founding member of ConectarAGRO in partnership with the major players of the agricultural sector, focusing on customer-farmers, to expand connectivity to all rural areas in Brazil, increasing productivity and transforming the lives of those who live in these regions.

In 2022 we reinforced our position of prominence in the area of Internet of Things (known as IoT), not only due to strong results in agribusiness, but with relevant projects in other verticals such as logistics, public safety and mining, acting and cooperating with the ecosystem. We also established ourselves in the 5G private network business segment and closed a number of deals in industrial sectors, the most significant of which was the first 5G port operation in Latin America, located in Port of Santos, State of São Paulo. The center point of our strategy is connectivity, complemented by fulsome solutions together with our partners to deliver additional value to our customers while generating more revenue and customer loyalty.

In the ICT and Mobile market, our strategy is to reinforce our portfolio of traditional solutions and our positioning as a significant player in large companies’ segment, offering various corporate solutions for mobile or fixed services (voice and data). In addition, we are working to evolve our value-added solutions, seeking to provide a more fulsome approach to meet the broader needs of our premium customers.

Value-Added Services

We are constantly seeking to increase value to our customers through innovative offers and products, and 2022 was no exception. We offer, directly or through agreements entered into with third parties, Value-Added Services in varied categories, such as education, music, reading, games, videos and social networks.

In 2022, we launched what we consider to be the most innovative offer in the Brazilian pre-paid space, made possible by partnering with Amazon. Pursuant to our offer, all pre-paid customer are granted free access to Amazon Prime Video. This has generated a spending increase of 20% for our pre-paid base using the service.

We also continue the improvement of our portfolio through additional services provided by new strategic partners.

Digital Channels

In 2022, we continued to develop our digital channels as well as the insurance services we relaunched in 2018 with a new portfolio of services, which allow us to take a broader approach to this market. We launched new digital customer service channels, which aims to maximize convenience for our customers. We continue to use a new tool called DialMyApp that shows a visual interactive voice response (known as IVR) on the customer's cell phone every time the customer calls the contact center from an Android device. This is intended to enable our customers to resolve their issues directly on their smartphone without needing to go through the traditional phone service. We achieved first place in customer engagement on this platform among all Brazilian telcos. We also continue to use customer service through RCS, a Google platform that allows easy interaction with our customers, with user-friendly visual elements, in addition to a more interesting cost composition. Once again, we were the first telco to launch this service in Brazil. We also started the process of internalizing pre- and post-paid migrations under the leadership of the board dedicated exclusively to digital and remote channels created in 2021.

In 2023, our fundamental pillars are to increase the share of proprietary channels, with the evolution of the e-commerce internalization process and to redevelop the MEU TIM app, as a strategy to improve customer experience, increase the volume of users and improve their digital journey.

Customer Service

In order to serve our customer base, almost 63 million customers, we aligned the insourced/outsourced ratio of our internally managed customer service operations to our outsourced customer service operation to the best practices of Brazilian telecommunications business.

We operate through 18 customer care centers, two of our own and 16 outsourced, comprising around 13,511 customer service representatives and our home based service “Projeto Nova Era – 100% Remote service”, (of which 1,521 customer service representatives aim to offer our customers a differentiated journey). Our high value customer service, core processes and critical “Referral Channels” are maintained in our home based model.

As of December 31, 2022, we had more than 12,800 points of sale through premium shops and dealers (exclusive or multi-brand) and consolidated partnerships with large retail chains. This figure includes 158 of our own stores. In addition to these retail stores, our customers have access to prepaid phone services through supermarkets, newsstands, and other small retailers, totaling more than 212,000 points of sale throughout Brazil.

After its launch in December 2021, we opened our first five concept stores, using a new format, launching the beginning of a new experience in our customer journey. For 2023, we plan to open four additional concept stores in this new format. The new format has several spaces where customers are able to try out smartphones and accessories that already have 5G technology, as well as equipment for connecting homes using TIM UltraFibra fixed ultra-broadband. Customers themselves will be able to carry out basic activities, such as consulting with our sales representatives, printing, paying invoices, purchasing plans and services, and even discussing with our tech experts tips for operating their devices, apps, and more. For the corporate market, we have more than 397 third-party business partners and 101 employees focused on serving small and medium-size companies and a direct sales force team of 86 employees focused on large companies.

Since 2020, digital channels have been an important aspect of our service, through the MEU TIM mobile application and the MEU TIM web portal. Digital channels are also useful for self-service, prepaid customer recharge and service upselling. In addition to being a better customer experience due to the speed of response it provides, digital channels also allow us to reduce costs such as customer service operations and sales commissions.

We continued to roll out new features across our digital channels, increasing our ability to promptly resolve challenging issues that arise for our customers.

We expanded our customer service offerings for our digital customers by adding the following channels for our customers to connect with us: CHAT MEU TIM (Web and App), WhatsApp, SMS, RCS, Telegram, Apple Message for Business and Google Business Message.

We also talk to our customers via Twitter, Facebook and Instagram. As of December 31, 2022, our principal Twitter account had more than 740,000 followers and our Facebook page had more than 2,753,000 likes.

In 2012, we activated an additional Twitter account, and in December 2022, this channel had over 273,000 followers and recorded more than 337,000 tweets. Our Instagram page has more than 445,000 followers. Meanwhile, in 2022, the MEU TIM app received the best rating among the service applications of Brazilian operators (grade 4.7 in the App Store).

Since 2021, we have been working to keep our “Customer Experience” foundational pillar as a focus (see “—Our Strategy”), creating initiatives that seek to put the customer as the center of decision-making. The approach used to promote this cultural transformation was guided by the relationship between customers and employees.

We have evaluated and taken action to improve the experience and professional development of our employees, with educational projects to promote engagement and insight, focused not only on technical, functional or soft skills competences, but also on the new capabilities required to reach industrial and business goals. These efforts strengthened the bonds between an employee’s business functions and the products and services they deliver to the customer. The impact was noticeable in our Organizational Climate Survey, a study performed by consulting company Mercer, considering several companies across the country, in which our employees’ performance in respect of “Quality and Customer Focus” attained by 1pp (86%), from 2020 to 2021. Compared to the other telecom companies that also use this survey, TIM is 10pp (84%) above average regarding this indicator. The business area responsible for supporting these initiatives was divided in three sections: Design, Execution and Monitoring.

Our design team created a policy with “Customer Experience” guidelines. This document defined expected behaviors and patterns in communication and interactions with customers, outlined a monitoring model, as well as refactored the products and services development cycles, to better cover all elements of Customer Experience.

The Execution area sought to solve legacy issues, with many of them concluded, which represented the efforts in the Customer Experience governance plan. These actions were grouped on four strategic pillars:

•	Customer Centric: being customer oriented, understanding their needs, the relationship and the value proposition they expect when interacting with the Company;
•	User Experience: understand the perceptions and reactions of our customers, including their emotions, beliefs, preferences, physical and psychological responses, as well their behaviors before, during and after they use our products, offers and services;
•	Customer Monitoring: making use of tools and techniques such as big data and predictive analytics to extract value from customer information, and to identify opportunities in revenue increase, reduced costs and improved quality; and
•	Crew Experience: With the understanding that our employees are key to create great customer experiences, empower our employees so that it is clear we are a consumer oriented organization.

In addition, we continued to use the so-called “Net Promoter Score” as a fundamental key performance indicator to measure customer experience with our call center. There is an ongoing project to expand this survey to other of our customer service channels.

We have also sought to maximize customer satisfaction through improvements in our processes and systems, including customer journey mapping, where employees are invited to assume the customer perspective using empathy maps and design thinking tools. The goal of using these methods is to reduce customer effort, increase customer success and to ensure positive emotions towards our brand. We also work in teams to resolve critical issues and implement improvements in processes and systems.

We also enhanced our interactive voice response channels to include more customer oriented services.

We completed the migration of prepaid and postpaid consumer back-office services (front end was implemented in 2015) to the Siebel customer relationship management, or CRM, platform. The migration to the Siebel system from legacy systems for corporate clients is still ongoing.

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

As determined by Anatel (Act No. 987/2020), our usage rate categories for local mobile services on a prepaid or postpaid basis are as follows:

Region of the GAP*	Values starting in February 25, 2020	Values starting in February 25, 2021	Values starting in February 25, 2022	Values starting in February 25, 2023
I	R$ 0.01338	R$ 0.01380	R$ 0.01422	R$ 0.01468
II	R$ 0.01503	R$ 0.01527	R$ 0.01550	R$ 0.01578
III	R$ 0.02687	R$ 0.02814	R$ 0.02947	R$ 0.03082

*General Authorization Plan (“GAP”) for Personal Mobile Service

•	VC1 (local rate). The VC1 rate is our base rate per minute and applies to mobile/fixed or mobile/mobile calls made by a customer located in the customer’s home registration area to a person registered in the same home registration area.
•	VU-M. VU-M, also known as an interconnection rate or mobile termination rate, is the fee another telecommunications service provider pays us for the use of our network by such provider’s customers, in this case for local calls. See “—Interconnection Charges.”

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

We have entered into interconnection agreements with most of the telecommunications service providers operating in Brazil, which include provisions specifying the number of interconnection points, the method by which signals must be received and transmitted, and the costs and fees for interconnection services. Such interconnection agreements must be submitted to Anatel for approval. Nevertheless, even in the absence of ratification by Anatel, the parties to these agreements are obligated to offer interconnection services to each other.

The interconnection fees we were permitted to charge other telecommunications companies, and which other mobile telecommunications companies charge us, have in the past been adjusted by inflation. Transition rules were defined and applied until July 2014, as set forth in Resolution No. 639/2014. Anatel effectively issued the rule for the definition of reference rates for entities with significant market power, based on a cost model, for VU-M, as well as maximum rates for TU-RL. Since the issuance of Resolution No. 639/2014, interconnection fees have been decreasing based on a specific glide path, until 2019. Starting in 2020, Anatel has determined that VU-M values will rise slightly again. See “—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation.”

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

Co-Billing Services

Co-billing occurs when we bill our customers on behalf of another long distance service provider for services rendered to our customer by that carrier. Beginning July 2003, we started providing co-billing services to other telecommunication service providers operating in Brazil. The fee to provide such service to the long distance carrier is defined by Anatel and the rate charged to the subscriber follows the rating plan from the long distance carrier.

Sales of Product

We offer a diverse portfolio of handset models from several manufacturers for sale through our dealer network, which includes our own stores, exclusive franchises and authorized dealers. We are focused on offering an array of handsets, including essential and smartphones devices with enhanced functionality for Value-Added Services, while practicing a policy of increasing 5G smartphone penetration. Our mobile handsets can be used in conjunction with either our prepaid or postpaid service plans.

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

In 2020, we expanded our capillarity of collection methods, at the time being the only telecommunication company to offer the possibility of paying with the new instant payment system developed by the Brazilian central bank (known as PIX) to the entire customer base, which allows us to immediately recognize and act upon payments, e.g. to restore services of customers that were in default.

In 2022, we had our best bad debt ratio over revenue in recent years, even with the challenging economic scenario. In 2022, there was a considerable increase in the number of customers paying us with PIX.

Pursuant to Anatel regulations, we and other telephone service providers periodically reconcile the interconnection and roaming charges owed among us and them and settle on a net basis. See “—Lines of Revenue—Interconnection Charges” and “—Lines of Revenue—Roaming Fees.”

Seasonality

We have experienced a trend of generating a significantly higher number of new clients and product sales in the fourth quarter of each year as compared to the other three fiscal quarters. Several factors contribute to this trend, including the increased use of retail distribution in which sales volume increases significantly during the year-end holiday shopping season, the timing of new product and service announcements and introductions, and aggressive marketing and promotions in the fourth quarter of each year.

Regional Overview

We provide 4G coverage in 5,370 cities to 99% of the urban population of Brazil, making our 4G network the most extensive in the country. We continued our infrastructure evolution and expanded our 4.5G coverage to 1,922 cities by the end of December 2022. Our 3G coverage reaches 4,132 municipalities and 94% of the urban population.

Lastly, 2022 was marked by the launch of 5G technology in Brazil, which seeks to meet the demand for higher connection speeds. We ended 2022 having launched 5G technology in all 27 state capitals of Brazil, with a much higher number of antennas than required by Anatel, allowing us to provide an even better experience for our customers.

The following table shows information regarding Brazilian mobile telecommunications, at the dates indicated.

	As of or For the Year Ended December 31,
	2022	2021	2020
Brazilian population (millions)(1)(2)	207.8	213.3	211.8
Estimated total penetration (%)(3)(4)	99.8	103.7	97.2
Brazilian wireless subscriber base (millions)	251.9	254.7	234.1
National percentage subscriber growth (%)	(1.2)	1.2	3.3

(1)	According to the last information disclosed by IBGE from the preview of the population of the municipalities based on data collected by the 2022 Demographic Census (December 2022)
(2)	The 2021 and 2020 numbers were based on an estimate released by the IBGE and in light of actual data collected in respect of 2022, appeared to show an upward deviation which may have considered the population higher than it should have.
(3)	Percentage of the total population of Brazil using mobile services, equating one mobile line to one subscriber (December 2022).
(4)	Based on information published by Anatel and IBGE/IPC Maps (December 2022).

Our Network

Our wireless networks use 4G, 3G and 2G technologies and cover 100% of the urban Brazilian population. In order to move toward 4G services, in October 2012, we acquired additional bandwidth in the 2,530-2,540 MHz and 2,650-2,660 MHz sub-bands, with national coverage.

Between 2007 and 2014, we acquired new RF authorizations used for 3G and 4G mobile telephone services at the 2100 MHz, 2500 MHz and 700 MHz bands. In September 2014, we invested approximately R$2.85 billion to acquire bandwidth in the 700 MHz range, which aligned with our strategy of expanding our broadband and 4G service across Brazil. We began providing our services in the 700MHz range in 2016. See “—Regulation of the Brazilian Telecommunications Industry—Frequencies and Spectrum Background”. In December 2015, Anatel auctioned left over radio frequencies in the 1,800 MHz, 1,900 MHz and 2,500 MHz bands. We submitted bids for the left over lots of the 2,500 MHz band, in the 2,500-2,510 MHz and 2,620-2,630 MHz sub-bands – known as P-Band, which had originally been auctioned in 2012. This particular P-Band spectrum provides for 4G mobile services. We acquired the lots for Recife, in the state of Pernambuco (Region AR 81), and Curitiba, in the state of Paraná (Region AR 41), based on our bids which totaled R$57.5 million. The corresponding authorization terms were signed in July 2016. During 2017, several municipalities throughout Brazil had their analog TV signals switched-off, freeing up the bandwidths in those regions for 4G mobile services. In 2018, the analog TV switch-off schedule was completed in regions where it is necessary to clean up the 700 MHz spectrum for the LTE. Therefore, by September 2019, all municipalities were able to receive our expanded 4G coverage through the 700 MHz band. Throughout 2020 and 2021, the entity created to ensure the spectrum cleanup, called the Entity for Administration of TV and RTV Channel Relocation and Digitalization Process, or EAD, is expected to fulfill the remaining auction obligations, concluding the relocations of broadcasters and the provision of interference solutions in order to complete the switch-off process and to make the spectrum fully available to mobile operators. In November 2021, we invested approximately R$1.1 billion to acquire the 2.3 GHz, 3.5 GHz and 26 GHz spectrum bands, aligned with our strategy of deploying 5G technology. See “—Regulation of the Brazilian Telecommunications Industry—Frequencies and Spectrum Background” and “—Regulation of the Brazilian Telecommunications Industry—Authorizations and Concessions.” In connection with the conclusion of the Reorganization whereby TIM Celular was merged into the Company, see “—Item 4. Information on the Company—C. Organizational Structure,” we hold all of the authorizations previously issued in the name of other companies controlled, directly or indirectly, by TIM Participações.

RF authorizations are generally valid for a period of 15 years initially and are renewable for an additional 15 years, and our current authorizations started expiring in September 2022.As such, we have started requesting renewals for the same period as the authorizations reach the end of their original term (for details on spectrum licenses and expiration dates see “—Regulation of the Brazilian Telecommunications Industry—Frequencies and Spectrum Background”). In the case of authorizations that cannot be renewed, current telecommunications law sets forth that the spectrum is returned to the Federal Government under Anatel’s management. This is why revisions to the General Telecommunications Law have had a meaningful impact for the sector, as the proposed updated law now allows for subsequent and unlimited renewals of radio frequency authorizations of up to 20 years each, generating an environment possibly more conducive to long-term investments.

As a result of our investment in infrastructure, on March 2022 we announced that we had completed our implementation of standalone 5G network CORE. This was necessary for us to be able to provide fifth-generation services in accordance with government requirements. Anatel approved a revised schedule for granting access to the 3.5 GHz spectrum band in order to activate the 5G network in the Brazilian capital and Federal District of Brasília after August 2022, commencing the commercial operations of 5G Standalone (5G SA) throughout Brazil. In 2022, we began the rollout and now have 5G coverage in Brasília and all 26 state capitals, with a special focus on the cities of São Paulo, Rio de Janeiro and Curitiba, where 100% of the neighborhoods were covered, and where we have the highest number of sites compared to our competitors.

We consider the purchase of any frequency made available by Anatel for the provision of mobile services as a priority, since having available frequency is core to our business. In 2021, we made R$3,213 in investments, primarily in capacity and coverage 4G, mainly using M-MIMO antennas, core functions virtualization, expansion and capacity enhancement of our optical transport networks, infrastructure resilience, quality maintenance and enabling of fiber-to-the-site and the mobile broadband MBB programs.

These investments allowed us to reach, by the end of 2022, the milestone of 5,370 cities with 4G coverage, or 99% of the country’s urban population. We are thus the leader in 4G coverage in Brazil among mobile telecommunications providers, both by number of cities served and percentage of population covered.

On July 22, 2020, we obtained the approval of the Anatel and, on June 3, 2020, obtained the approval of the CADE for the execution of two onerous transfer contracts aimed at sharing 2G, 3G and 4G mobile network infrastructure, reinforcing the evolution process of the Brazilian telecommunications market in terms of network infrastructure sharing. For details see “—Site-sharing agreements.”

Our wireless network has both centralized and distributed functions, and includes mainly transmission equipment, consisting primarily of more than 60 thousand eNodeBs in our 4G network, more than 17 thousand NodeBs for the 3G layer and more than 13 thousand BTSs for 2G network as of December 2022, considering site-sharing, hardware equipment and software installation and upgrades. The network is connected primarily by IP radio links and/or optical fiber transmission systems distributed nationwide.

Another priority is developing our national network. In December 2022, we continued to increase the quantity of sites connected by optical fiber, as well as integrating mobile sites acquired with Oi assets, reaching more than 10.500 of sites connected by optical fiber. The results are consistent with Anatel’s network quality requirements, and with TIM retaining its solid performance in 2022. Since national coverage and quality of service has improved substantially over the last few years, Anatel has shifted its focus in recent years. Anatel is now concentrating its efforts on smaller geographic areas, particularly in those areas where service is still considered poor.

The AES Atimus Acquisition and consequent creation of TIM Fiber (which was merged into TIM Celular in 2012, and TIM Celular was merged into the Company in 2018) has improved our optical fiber (or fiber optic) network presence in more than 31 cities including the metropolitan regions of Rio de Janeiro, São Paulo, Salvador, Goiânia, Recife, Manaus, Belo Horizonte and Distrito Federal. Our optical fiber network has capacity to offer high quality ultra-broadband service, available through our TIM UltraFibra service and increase basic infrastructure to be applied in our fixed and mobile operations.

Our fixed broadband infrastructure is highlighted by the following characteristics:

•	an extensive fiber transport network including a national backbone, regional fiber to the city and a metro network with more than 119,000 km of fiber;
•	an extensive wide covered area network covering more than 4.5 million homes passed served by 760 GPON areas, which are network elements that provides broadband connections to the end user; and
•	active Base of 716 thousand accesses in the cities mentioned above considering fiber and copper connections.

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

By the end of 2022, we deployed 15 new virtualized Core Network Datacenters (DCC) located in Rio de Janeiro (2), São Paulo (2), Fortaleza (2), Salvador (2), Brasília (2), Belo Horizonte (2), Belém and Curitiba (2), in addition to 19 new virtualized Edge Network Datacenters (DCE) located in Campinas, Porto Alegre, Natal, João Pessoa, Florianópolis, Blumenau, Maringá, Londrina, São Luis, Goiânia, Foz do Iguaçu, Santos, São José dos Campos, Uberlândia, Varginha, Feira de Santana, Teresina, Manaus and Ponta Grossa. Most of our core network functions are already running in a virtualized fashion by means of these network datacenters. The migration of additional network functions to a virtualized datacenter will be based on a roadmap of virtual network functions, or VNFs, respecting the maturity of each network function.

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

Therefore, our commitment to quality infrastructure and quality improvement allow us to develop projects such as: (i) unification of the functions of an Intelligent Network core signaling network and network data base through Unified Data Consolidation and (ii) the evolution of security platforms such as Session Border Controller that accomplishes IP interconnection in with other operators. We expect from these and other projects to be able to reduce our operating expenditures by decreasing leased lines and infrastructure sharing, simplifying maintenance processes and architecture/topology, increasing resilience even in conditions of disaster recovery and improving the customer experience by increasing the speed in which calls are set up and data is transmitted and improve the amount of time needed to make customers profiles available in our data base.

In 2011, we implemented a Policy and Charging Control (“PCC”), platform in accordance with the standards of the 3rd Generation Partnership Project, or 3GPP. This PCC made it possible for us to develop a brand new means to control fair use, as we are now able to reduce a given subscriber’s speed, block usage and offer additional data packets to maintain maximum speeds after the subscriber’s existing data packet is depleted. Since then, several innovative data offers have been launched that promote the usage of data, social media and streaming. This PCC platform is now implemented in NFV model, which brings modernization and high scalability to support the increasing demand of mobile data and reduces the time-to-market when launching new data offers.

In 2014, we started to change our Mobile Packet Core platform to a Unified Packet Core based on the most advanced 3GPP Evolved Packet Core standards, providing a coordinated seamless mobility management in a HetNet access environment (full multiple-access nodes for 2G/3G/4G/Femto/WiFi) in order to support the huge increase in data demand in the Brazilian telecommunications market, as discussed elsewhere throughout this annual report on Form 20-F. The Evolved Packet Core platform is also evolving to an NFV model, based on 3GPP’s Control and User Plane Separation of EPC nodes. This enables flexible network deployment and operation, by distributed or centralized deployment and the independent scaling between control plane and user plane functions.

In 2022, we started to implement our 5G Core, following 3GPP standards, providing 5G Standalone services for our customers, with new capabilities like reduced RTT – Round Trip Time and mission critical IoT services. The 5G core has being implemented in a Cloud environment (CNF).

In 2017, we started to implement our Voice over LTE/4G, or VoLTE, platform following 3GPP standards, providing better voice quality and 4G service continuity, avoiding the need to resort to 2G/3G during voice calls. The VoLTE platform was implemented in an NFV model since its inception, based on 3GPP’s nodes.

In 2018, we implemented a new security system to access our new and legacy platforms, called “Secure Password.” It uses a secure shell, or SSH, security protocol, monitors attempts of non-standard access and generates related warnings (IAM-Identity Access Management). This process involves password encryption and a logical safe that only grants recovery to authorized users while also granting and recording accesses through video and text devices. More specifically, it features: (i) password authentication with a maximum validity of 90 days; (ii) authorization through a login administration interface; and (iii) audit (logs) generated by the system, allowing the traceability of user actions from the beginning to the end of each operation. The system also sends logs to a centralized system as a historical database. Additionally, we have a plan to mitigate network risk on a macro scale that prioritizes our critical network infrastructure based on a risk map, or the Network Resilience Plan. The Network Resilience Plan allows us to focus on the main issues, and these in turn become the basis for crafting short-, medium- and long-term mitigation measures in order to enhance the robustness of the network.

Sources and Availability of Raw Materials

Our business and results of operations are not significantly affected by the availability and prices of raw materials.

Site-Sharing and Other Agreements.

Network Decommissioning

From time to time, we are required to decommission our network equipment for a number of reasons, including: security, compliance, cost savings, resource optimization, efficiency, and others. With a complex network like ours, we periodically review our network requirements.

The year ended December 31, 2022 was a transformative year for our network decommissioning program. We implemented new models, which were materialized in new projects to manage our assets within budget limits. An effective and consistent communication channel was created and improved, called "RADAR 4.0". We implemented automations and procedural improvements that substantially reduced the number of service level agreements for decommissioning. We consolidated new models of reverse logistics, direct discard from industrial buildings (including IT and OSS), integrity control flows and "Decommissioning By Design" (when costs related to decommissioning are included in network optimization/evolution projects), increased production capacity through new service contracts, and sponsored the growth of our tax and accounting teams that contribute to the decommissioning process.

As a result, we were able to support the strong increase in demand generated by strategic projects such as the integration of SPE Cozani, the Vivo Sharing Agreement, the Integrity Control Appointments and others. We disassembled 55% more cabinets and discarded 25% more assets in comparison to 2021. And now, we have a more robust structure in place that is able to support the demand foreseen in 2023.

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

In July 2015, TIM Celular (now TIM S.A.), Oi and Vivo entered into an agreement for the reciprocal assignment of LTE network media (4G), similar to the agreement between TIM Celular (now TIM S.A.) and Oi in 2012, but also covering frequencies sharing. As with the prior sharing agreements, Anatel and CADE approved the agreement between the parties. After Oi’s bankruptcy process, in 2022, we and Vivo requested CADE’s clearance for a contract addendum, in order to continue the sharing agreement without Oi. This clearance was granted by CADE on February, 13, 2023, and we are currently in the process of finalizing and executing the amendment to the agreement.

Also in 2015, TIM Celular (now TIM S.A.), Vivo, Claro and Oi filed with CADE a Term of Commitment with the objective of negotiating the joint contracting of one or more companies to carry out the construction, installation and provision of infrastructure in indoor environments (such as shopping malls) in several locations in Brazil, which was approved without restriction by CADE.

In November 2015, our predecessor entities, TIM Celular and Intelig (which subsequently merged to form TIM), and Vivo filed an agreement to share UMTS network (3G) under a multiple operation core network, RAN sharing model which includes frequency sharing in certain cities based on their rural coverage obligations, which was also approved without restrictions.

In March 2018, due to the mediation process between ourselves and Oi, a new RAN sharing agreement was executed, which changed the sharing modality described in the 2012 agreement (technological evolution from the multi-operator radio access network to the multi-operator care network) and included part of the 1,800 MHz radio frequency bands. CADE and Anatel approved the operation without any restrictions.

On July 23, 2019, we and Vivo entered into a memorandum of understanding, or the Vivo MoU, to start negotiations regarding: (i) sharing of single-grid 2G network; (ii) establishment of new infrastructure sharing agreements for the 4G network in 700Mhz, directed to cities with fewer than 30,000 inhabitants, which in the future may be expanded to larger cities; (iii) other network sharing opportunities in other frequencies and technologies; and (iv) other opportunities in efficiency and cost reduction in operations and network maintenance. We and Vivo believe that the potential developments from the concepts set forth in the Vivo MoU would result in improved services at both carriers, as well as synergies and efficiencies in the allocation of investments and operating costs.

On December 19, 2019, pursuant to the Vivo MoU with Vivo, two new sharing agreements have been entered into regarding: (i) the creation of a unique network in 2G technology; and (ii) a single-grid agreement that will result in an expansion of 3G and 4G networks and a network consolidation in small cities (with less than 30,000 inhabitants). Both agreements were approved without restrictions by CADE and Anatel in 2020, reinforcing the evolution of the Brazilian telecommunications market in terms of network infrastructure sharing.

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

National Roaming Agreements

In 2017, Anatel required us, Claro, Oi and Vivo to guarantee the provision of mobile services (voice, SMS and data) in all cities with less than 30,000 inhabitants through roaming agreements.

International Roaming Agreements

We have international roaming agreements available in 210 different countries with 462 international operators that encompass 591 individual (PMNs) networks. These agreements include at a minimum voice service, and may be enhanced based on the technology available on the visiting network and can include voice, SMS and data (2G, 3G and 4G). Our international roaming agreements have steadily expanded in recent years. By the end of 2022, we expanded our 4G data coverage to 35 new networks, meaning now we offer 4G roaming in 105 countries, covering the main travel destinations for Brazilians. We have also started offering VoLTE and 5G NSA on roaming; by the end of 2022 we had already established five VoLTE connections in two countries and 26 5G NSA connections in 16 countries.

In November 2018, Brazil entered into a free trade agreement with Chile, which resulted in the end of international roaming charges between the two countries. In October 13, 2021 the Legislative Decree No. 33/2021, which approved the free trade with Chile, was sanctioned by the President of the Senate. With the approval, the agreement came into force on January 25, 2022, and the end of roaming charges is expected by January 25, 2023. The agreement signed in July 2019 with other Mercosur countries to eliminate international roaming. In January 2023, the operational manual on international roaming services was approved through decision No.2 as established in Article 11.25 of the free trade agreement between Brazil and Chile.

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

In 1998, a presidential decree approved the first General Plan for Universalization Goals (Plano Geral de Metas de Universalização) (“PGMU”), obligations binding on the landline telephony services (Serviço Telefônico Móvel Comutado) (“STFC”), applicable only for fixed incumbents. PGMU is reviewed every 5 years, and the last universalization plan, formulated by the government, was published in January 2021 considering that fixed telephony concession will end in 2025. The PGMU V, replaces the 4G targets established in PGMU IV for construction of a backhaul in the municipalities that do not have a fiber optic connection.

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

Federal Government

In 2021 there were some important ordinances published, namely: (i) Ministry of Communications Decree No. 2,447/2021, which approved our issuance of up to R$5,753 billion in debentures; (ii) Ministry of Communications Decree No. 2,556, which set priorities and goals for the establishment of investments determined by Anatel; (iii) Decree No. 10,748, which established the Federal Network for the Management of Cyber Incidents, regulating the National Information Security Policy, which aims to improve and coordinate the bodies and entities of the federal public administration in the prevention, treatment and response to cyber incidents; (iv) Decree No. 10,887, which provided for the organization of the National Consumer Defense System, with the objective of guaranteeing greater protection to consumer relations, increasing legal certainty, and making the administrative process more efficient; and (v) Data Protection Authority Decree No. 15, which established the Governance Committee, responsible for establishing institutional strategies and strategic guidelines related to public governance.

Also, there were some relevant decrees involving 5G. They were: (i) Decree No. 10,799 which updated Decree No. 9,612/2018 (telecom public policies), allowing the Government’s network to be built by other entities, not only Telebras; (ii) Decree No. 10,800 established the Amazon Integrated and Sustainable Program (PAIS). One of its objectives is to expand telecom networks to the Amazon region, in addition to creating a management committee to monitor them, among other provisions; and (iii) Ministry of Communications Decree No. 1,924/21 about 5G guidelines, mainly about network security; obligation to provide an exclusive government network; backhaul for agribusiness; coverage of federal highways aligned with the Ministry of Infrastructure, among others. In order to use the Universal Telecom Services Fund (FUST), (i.e. the contribution that the telecom sector makes annually), Law No. 14,109/2020 was introduced authorizing the use of FUST, including by the private sector, to expand connectivity in rural or urban areas with a low human development Index (HDI) as well as policies for education and tech innovation of services in rural areas.

In 2020, the Decree No. 10,480/2020 was published by the federal government, which regulates antennas (Law No. 13,116/2015) with the purpose of stimulating the development of telecommunications network infrastructure. This decree is aimed to foster development of telecommunication network infrastructure and is a major step towards unlocking historical problems in the sector preventing its development, for example, some historical problems that the regulation seeks to cure include free right of way on highways and railways, positive silence, small cells and dig once.

On 15 June 2021, Provisional Measure 1,018/2020 was transformed into Law No. 14,173/2021, reducing the charges for satellite internet terrestrial stations and changing some of the FUST application rules.

The law reduces FUST collection between 2022 and 2026 for telecommunications operators that run universalization programs approved by the management council (yet to be approved) with their own resources. The benefit will be valid for five years from 1 January 2022 and will be progressive: 10% in the first year; 25% in the second year; 40% in the third year; and 50% from the fourth year onwards.

In addition, the new legislation removes the obligation to share towers within a distance of less than 500 metres from each other. The withdrawal of this obligation was considered essential for the implementation of 5G in Brazil, including to allow for the expected increase in density for the new technology.

In 2022, Decree No. 10.952/2022 was published, establishing the transfer of R$3.5 billion of FUST collection for connectivity of students and teachers of basic public education and data provided by INEP as criteria for transferring resources. The decree also stipulates that the resources may be used for a fixed connection, provided that cost-effectiveness is proven or that there is no offer of mobile data in the location where the beneficiary students live.

In March 2022 Decree No. 11,004/22 was published, which defines how the Fund will be operationalized and foresees how the resources will be applied to any telecommunications service.

Also in 2022, Decree No. 11.304/2022 was published, establishing new rules for the Customer Service (SAC). The new “SAC Decree” brought more flexible rules regarding service hours, provision of protocol and digital service.

Anatel

Over the years, Anatel has published several Resolutions that apply obligations to the telecommunications sector, among which we can highlight:

Resolutions published in 2022

(i)	Resolution No. 749/2022: this Resolution approved the Telecommunications Services Numbering Regulation;
(ii)	Resolution No. 750/2022: this Resolution changes the Telecommunications Services Regulation – RST;
(iii)	Resolution No. 751/2022: this Resolution amends the applicable regulation for changing procedures related to the inspection of the use of FUST;
(iv)	Resolution No. 752/2022: this Resolution amends and revokes outdated and conflicting regulatory rules;
(v)	Resolution No. 753/2022: this Resolution approved the Regulation of the Brazilian Communications Commissions;
(vi)	Resolution No. 754/2022: this Resolution approved the new Regulation for the Universalization of Fixed Service provided in public regime;
(vii)	Resolution No. 755/2022: this Resolution approved the new Pricing Regulation for the Fixed Service;
(viii)	Resolution No. 756/2022: this Resolution changes the Regulation for Adaptation of Fixed Service Concessions;
(ix)	Resolution No. 757/2022: this Resolution approved the new Regulation of Conditions of Use of Radiofrequencies; and
(x)	Resolution No. 758/2022: this Resolution ensures the Brazil’s commitment to comply with Mercosur telecommunication regulation.

Main Public Consultations held in 2022

(i)	Public Consultation No. 17: Revision proposal of the Joint Regulation No. 04/14 approved by ANEEL and Anatel to regulate the use of poles by telecommunication operators;
(ii)	Public Consultation No. 23: Proposal for an Act for the use of radiofrequency bands between 4,800 and 4,990 MHz;
(iii)	Public Consultation No. 27: Technical and operational requirements for radio navigation and radiolocation applications;
(iv)	Public Consultation No. 36: Technical and operational requirements for coexistence and protection of radio altimeters;
(v)	Public Consultation No. 41: Proposal to simplify the Services Regulation;
(vi)	Public Consultation No. 48: Proposal of Anatel’s Regulatory Agenda for 2023-204;
(vii)	Public Consultation No. 54: Proposal to update the Operating Procedure for Assigning Numbering Resources; and
(viii)	Public Consultation No. 79: Proposal of technical requirements to Automated Frequency Coordination (AFC) in 6 GHz frequency.

Telecommunications Self-regulation System

In March 2020, telecommunication operators signed the Telecommunications Self-Regulation System, or SART, which proposes to establish common rules and procedures that must be followed by all participating companies, in relation to the most material topics in the relationship between providers and customers, such as telemarketing (approved in September 2019), offers (approved in March 2020), billing (approved in February 2021) and attendance (approved in March 2020).

Other Agencies

Recently, we also monitored and participated in Public Consultations carried out by Brazil’s national electricity agency, Agência Nacional de Energia Elétrica, or Aneel, on topics related to infrastructure sharing (poles) and distributed generation. The results of the Public Consultations are expected for the years 2023 and 2024.

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

In connection with the conclusion of the Reorganization whereby TIM Celular was merged into the Company (see “Item 4. Information on the Company—C. Organizational Structure”). We hold all of the authorizations previously issued in the name of other companies controlled, directly or indirectly, by TIM Participações.

Obligations of Telecommunications Companies

Among all the obligations imposed on telecommunications providers, Resolution No. 632/2014 has the most significant impact. Pursuant to this resolution, Anatel approved the adoption of a single regulation for the telecommunications sector, the RGC, with general rules for customer service, billing, and service offers, which are applicable to fixed, mobile, broadband and cable TV customers. This regulation was subject to a Public Consultation in 2020 and a new Regulation is expected to be approval in the first half of 2023.

In December 2019, Anatel approved RQUAL, which came into force in March 2022. After reviewing certain indicators, operators will be classified from A-E (expected to take place in 2023). See “—Quality Management Regulation.”

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

In recent years, Anatel initiated certain administrative proceedings against TIM Celular (now TIM S.A.) for noncompliance with certain quality standards and noncompliance with its rules and authorization terms. We have been fined by Anatel in some proceedings and are still discussing the penalty imposed in appeals before the agency. As a result of these proceedings, Anatel applied some fines that did not cause a material adverse effect on our business. On December 31, 2022, the total amount of these fines was R$270.1 million (after adjusting for inflation). However, only R$31.2 million (after adjusting for inflation) was classified as “probable loss” by our legal advisors. The significant amount related to fines classified as “possible loss” is a result of ongoing litigation.

On August 22, 2019, Anatel’s board of officers unanimously approved the execution of a TAC with TIM S.A., effective for 4 years from signature. The agreement covers fines imposed against us in the total amount of R$639 million. The commitment we assumed, as also approved by our Board of Directors on June 19, 2020, foresees actions to develop our services from three different perspectives: (i) customer experience, quality and infrastructure, through initiatives to improve the licensing process of base stations, efficient use of resources, (ii) evolution of digital service channels, decreasing complaint rates and user repair demands, and (iii) reinforcement of transportation and access networks. In addition, the agreement also includes the commitment to bring mobile broadband through the 4G network to 350 cities with less than 30 thousand inhabitants thus reaching over 3.4 million people and the application of Internal Controls Management to ensure compliance with the closed proposal and the commitment to not impose inspection obstructions. As released to the market in June 16, 2020, and previously approved by Anatel on August 22, 2019, the TAC provided the implementation of the new infrastructure in three years, with our assurance that these areas will be shared with other providers.

We continue to do our best to fully comply with our obligations under the PCS regime or with future changes in the regulations to which we are subject. See “—Obligations of Telecommunications Companies,” “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Significant Market Power

In November 2012, Anatel published a new competition framework known as the PGMC 2012. Also in November 2012, Anatel published a series of regulations identifying groups with significant market power in the following relevant markets as defined by the PGMC 2012: (i) wholesale offer of fixed access infrastructure for data transmission through copper or coaxial cable in rates equal or higher than 10 Mbps (Act No. 6,617, of November 8, 2012); (ii) wholesale offer of fixed infrastructure for local and long distance transportation for data transmission in rates equal or higher than 34 Mbps (Act No. 6,619, of November 8, 2012); (iii) passive infrastructure for transport and access networks (Act No. 6,620, of November 8, 2012); (iv) mobile network termination (Act No. 6,621, of November 8, 2012); and (v) national roaming (Act No. 6,622, of November 8, 2012). On December 5, 2016, Anatel published public consultations on (i) the revision of PGMC 2012’s relevant markets and remedies; and (ii) the proposal of a specific Regulation for the Approval of Reference Offers, for public comment until March 22, 2017.

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

Under the New PGMC, TIM has been classified as having significant market power in the following markets: (i) mobile network termination (otherwise referred to as the mobile network termination market); (ii) national roaming; and (iii) high capacity data transport (five municipalities). The measures applied to an significant market power operator in those markets include: (i) the application of mobile termination rates on a glide path based on a price cap system and the partial application of the Bill & Keep system (at a 50% threshold (i.e., not a significant market power operator pays only if the terminated traffic on the significant market power operator network is more than 50% of the total traffic exchanged) and only until the next revision of the New PGMC in 2021); and (ii) an obligation to offer the service of national roaming service to operators not having significant market power.

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

Until July 2018, roaming reference values were provided for in Act No. 9,157/2018. After deliberation by Anatel's Board, the new values are now provided for in Act No. 8,822/2022.

In the high-capacity data transport, Anatel’s Board recently approved Act No. 15,944/2022, replacing Act No. 9,161/2018.

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

In addition to the VU-M reduction, Anatel established a bill and keep, or B&K, rule between significant market power and non-significant market power PCSs. From January 2013 until February 2015, the B&K was 80%/20%. On February 12, 2015, Anatel approved, by means of Resolution No. 649/2015, the following new B&K percentages, amending the percentages established by Resolution No. 600: 75%/25%, from 2015 until 2016; 65%/35%, from 2016 until 2017; 55%/45%, from 2017 until 2018; and 50%/50%, from 2018 until 2019, which was the object of a judicial suit (ongoing), in order to suspend its effects. In July 2015, we filed a lawsuit seeking to annul Resolution No. 649/2015 and maintain the percentages originally established by Resolution No. 600/2012, which currently remains pending a final decision. However, as discussed above, the New PGMC in 2021 set the partial Bill & Keep threshold to 50% (i.e., a non-significant market power operator pays only if the terminated traffic on the significant market power operator network is more than 50% of the total traffic exchanged) and will be applied until the next revision of the New PGMC scheduled for 2022. In addition, Anatel determined the end of the existing additional 20% on the value of mobile termination rate paid by significant market power operators to non-significant market power operators.

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

We have set up a team tasked with adapting our processes and technologies to ensure compliance with the LGPD requirements. Notably, we have, among other developments, created a specific clause for the protection of personal data in our contracts with suppliers and business partners, developed training for all employees and salesforce as well as customized training for top leadership on the topic of data protection, and created an Executive Data Protection Committee, led by the CEO.

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

In December 2010, Anatel auctioned an empty 3G band of radio spectrum consisting of (10+10) MHz in 2.1 GHz in the whole country (the “H Band” Auction), and other left over frequencies in the 900 MHz and 1800 MHz bands that had not been assigned in previous auctions. In this auction: we, Vivo, Claro and Nextel (now America Movil) acquired blocks of frequencies.

In December 2011, Anatel auctioned 16 blocks in the 1,800 MHz band, which were sold to Claro, Oi, CTBC and TIM. As a result of our participation in the auction, we expanded our 2G coverage and increased our presence in the northern and central-western regions of Brazil, including the states of Paraná, Espírito Santo, Rio Grande do Sul, Santa Catarina and Minas Gerais.

In 2012, Anatel established a bidding process in order to comply with Presidential Decree No. 7,512 of June 2011, which set April 2012 as the deadline to auction the 2.5 GHz band, in order to introduce 4G technology in Brazil. Anatel modeled the auction with two national blocks of (20+20) MHz (W and Z) and two national blocks of (10+10) MHz (V1 and V2). In order to guarantee full rural service by 2018, Anatel linked the 4G blocks to the 450MHz band in specific geographic regions of Brazil. Then, in 2022, through Act No. 12,827, published on September 13, 2022, the 450 MHz block was extinguished. As indicated in the notice, the winners of the auction committed themselves to the waiver if services were not activated within the established time frame.

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

In November 2013, Anatel approved the dedication of a single band, of the 700MHz spectrum, exclusively to mobile services and in September 2014, Anatel concluded the 700 MHz spectrum auction that granted to us, Vivo, Claro and Algar the operation of the 700 MHz frequency for the 4G mobile technology, to be added to the current LTE service in the 2.5 GHz RF. We bid on Block 2 of that auction, for national coverage of the 700 MHz band, and won the same with a bid of R$1,947 million (a 1% premium over the minimum price of R$1,927 million).

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

Currently, according to Decree No. 10,402/2020, which regulates Law No. 13,879/2019, it is possible to renew licenses for successive periods. However, some conditions are being disputed with Anatel and judicially, such as value and term of renewal.

The actual scenario of frequencies granted to us by Anatel is presented on the tables below:

Territory	Frequencies
UF	450 MHz	700 MHz	800 MHz	900 MHz	1800 MHz	Additional 1800 MHz	1900 MHz (3G)	2100 MHz (3G)
Acre	-	December 2029	March 2031*	March 2031*	March 2031*	April 2023	April 2023	April 2023
Alagoas	-	December 2029	December 2023*	December 2023*	December 2023*	-	April 2023	April 2023
Amapá	-	December 2029	March 2031*	March 2031*	March 2031*	April 2023	April 2023	April 2023
Amazonas	-	December 2029	March 2031*	March 2031*	March 2031*	April 2023	April 2023	April 2023
Bahia	-	December 2029	August 2027*	August 2027*	August 2027*	-	April 2023	April 2023
Ceará	-	December 2029	November 2028*	November 2023*	December 2032*	-	April 2023	April 2023
Distrito Federal	-	December 2029	March 2031*	March 2031*	March 2031*	April 2023	April 2023	April 2023
Espírito Santo	October 2027	December 2029	March 2031*	March 2031*	March 2031*	April 2023	April 2023	April 2023
Goiás	-	December 2029	March 2031*	March 2031*	March 2031*	April 2023	April 2023	April 2023
Maranhão	-	December 2029	March 2031*	March 2031*	March 2031*	April 2023	April 2023	April 2023
Mato Grosso	-	December 2029	March 2031*	March 2031*	March 2031*	April 2023	April 2023	April 2023
Mato Grosso do Sul	-	December 2029	March 2031*	March 2031*	March 2031*	April 2023	April 2023	April 2023
Minas Gerais ***	-	December 2029	April 2028*	April 2028*	April 2028*	April 2023	April 2023	April 2023
Pará	-	December 2029	March 2031*	March 2031*	March 2031*	April 2023	April 2023	April 2023

Territory	Frequencies
UF	450 MHz	700 MHz	800 MHz	900 MHz	1800 MHz	Additional 1800 MHz	1900 MHz (3G)	2100 MHz (3G)
Paraíba	-	December 2029	November 2028*	December 2023*	November 2032*	-	April 2023	April 2023
Paraná	October 2027	December 2029	November 2028* and March 2031* for the cities of Londrina and Tamarana	December 2032* and April 2023* for the cities of Londrina and Tamarana	December 2032* and April 2023* for the cities of Londrina and Tamarana	April 2023	April 2023	April 2023
Pernambuco	-	December 2029	November 2028*	May 2024*	December 2032*	-	April 2023	April 2023
Piauí	-	December 2029	November 2028*	March 2024*	December 2032*	-	April 2023	April 2023
Rio de Janeiro	October 2027	December 2029	March 2031*	March 2031*	March 2031*	-	April 2023	April 2023
Rio Grande do Norte	-	December 2029	November 2028*	December 2023*	December 2032*	-	April 2023	April 2023
Rio Grande do Sul	-	December 2029	March 2031* and November 2028* city of Pelotas and its surrounding region	March 2031* and April 2024* city of Pelotas and its surrounding region	March 2031* and December 2032* city of Pelotas and its surrounding region	April 2023	April 2023	April 2023
Rondônia	-	December 2029	March 2031*	March 2031*	March 2031*	April 2023	April 2023	April 2023
Roraima	-	December 2029	March 2031*	March 2031*	March 2031*	April 2023	April 2023	April 2023
Santa Catarina	October 2027	December 2029	November 2028*	September 2023*	December 2032*	April 2023	April 2023	April 2023
São Paulo	-	December 2029	March 2031*	March 2031*	March 2031*	Interior – April 2023	April 2023	April 2023
Sergipe	-	December 2029	August 2027*	August 2027*	August 2027*	-	April 2023	April 2023
Tocantins	-	December 2029	March 2031*	March 2031*	March 2031*	April 2023	April 2023	April 2023

Territory	Frequencies
UF	2300 MHz	2500 MHz V1 Band (4G)	2500 MHz P Band** (4G)	3500 MHz (5G)	26 GHz (5G)	Additional 26 GHz (5G)	Additional 26 GHz (5G)
Acre	-	October 2027	-	December 2041	December 2031	-	-
Alagoas	-	October 2027	-	December 2041	December 2031	-	-
Amapá	-	October 2027	-	December 2041	December 2031	-	-
Amazonas	-	October 2027	-	December 2041	December 2031	-	-
Bahia	-	October 2027	-	December 2041	December 2031	-	-
Ceará	-	October 2027	-	December 2041	December 2031	-	-
Distrito Federal	-	October 2027	February 2024*	December 2041	December 2031	-	-
Espírito Santo	December 2041	October 2027	-	December 2041	December 2031	December 2031	December 2041
Goiás	-	October 2027	-	December 2041	December 2031	-	-
Maranhão	-	October 2027	-	December 2041	December 2031	-	-
Mato Grosso	-	October 2027	-	December 2041	December 2031	-	-
Mato Grosso do Sul	-	October 2027	-	December 2041	December 2031	-	-
Minas Gerais ***	December 2041	October 2027	February 2030*	December 2041	December 2031	December 2031	December 2041
Pará	-	October 2027	February 2024*	December 2041	December 2031	-	-
Paraíba	-	October 2027	-	December 2041	December 2031	-	-

Territory	Frequencies
UF	2300 MHz	2500 MHz V1 Band (4G)	2500 MHz P Band** (4G)	3500 MHz (5G)	26 GHz (5G)	Additional 26 GHz (5G)	Additional 26 GHz (5G)
Paraná	December 2041	October 2027	July 2031 (city of Curitiba and Metropolitan Region) and February 2024* AR 41, except Curitiba and Metropolitan Region	December 2041	December 2031	December 2031	December 2041
Pernambuco	-	October 2027	July 2031 (city of Recife)	December 2041	December 2031	-	-
Piauí	-	October 2027	-	December 2041	December 2031	-	-
Rio de Janeiro	December 2041	October 2027	February 2024*	December 2041	December 2031	December 2031	December 2041
Rio Grande do Norte	-	October 2027	-	December 2041	December 2031	-	-
Rio Grande do Sul	December 2041	October 2027	-	December 2041	December 2031	December 2031	December 2041
Rondônia	-	October 2027	-	December 2041	December 2031	-	-
Roraima	-	October 2027	-	December 2041	December 2031	-	-
Santa Catarina	December 2041	October 2027	-	December 2041	December 2031	December 2031	December 2041
São Paulo	-	October 2027	-	December 2041	December 2031	December 2031 (except sector 33)	December 2041 (except sector 33)
Sergipe	-	October 2027	-	December 2041	December 2031	-	-
Tocantins	-	-	December 2029	March 2031*	March 2031*	March 2031*	April 2023

*	Terms already renewed for 15 years.
**	Only covers complementary areas in the specified states. The Radio frequency Blocks of the Municipalities of the National Code 92, which were part of Lot 208, were returned.
***	Except for the cities in sector 3 of PGO for 3G and excess radio frequency.

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

In December 2019, Anatel approved the new Telecommunication Services Quality Regulation (“RQUAL”) based on a reactive regulation. In this new model, quality is measured on the basis of three main indicators – a Service Quality Index, a Perceived Quality Index and a User Complaints Index – and operators are classified into five categories (A to E). Based on this regulation, Anatel will be able to take measures according to specific cases, such as consumer compensation, the adoption of an action plan or the adoption of precautionary measures to ensure quality standard improvements.

At the end of November 2021, after a joint work by Anatel, operators and the Quality Assurance Support Authority to define the objectives, criteria and reference values of indicators, Anatel’s Board of Directors formalized the reference documents that anchor this regulation (the Operational Manual and the Reference Values) and stipulated the entry into force on March 1, 2022. Anatel will also disclose the official indexes, and the quality label (intended to increase competition for quality) in 2023, considering the results of the new indicators monitored in the second half of 2022. Meanwhile, adjustments to the criteria and reference values can be made by Anatel.

       Fraud Detection and Prevention

“Subscription fraud,” which consists of using identification documents or personal data information of another individual to obtain mobile services, is the main fraud relating to mobile, fixed and long distance service. We are focused on implementing prevention measures in our points of sales to avoid such subscription fraud, such as: (i) digital authentication for our sales front-end system; (ii) a strong training program; (iii) maintenance of a list of offenders to prevent fraud; (iv) analysis of the documentation presented; and (v) monitoring and identification of point of sale. We also work to detect and prevent fraud by frequently improving and updating our traffic behavior monitoring and subscriber data.

Our security operations management develops programs and strategies to mitigate risks through macro business processes such as:

Network: Actions aimed to combat theft, robbery or damage of equipment and network infrastructure by the application of physical and electronic protections, such as equipment tracking, installation of protective security equipment, virtual and physical surveillance and intelligence analysis.

Investigations of Specific Incidents: These anti-fraud efforts are focused on the reduction of illicit activities. The program consolidates and analyzes all the facts related to known incidents in order to identify circumstances in which our services may be being used to perpetuate noncompliance with laws, codes and other policies such as extortion, pedophilia, aggression, theft, drug trafficking and harassment.

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

•	ICMS. The principal tax applicable to goods and telecommunication services is a state value-added tax (Imposto sobre Operações Relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual, Intermunicipal e de Comunicação) (“ICMS”), which the Brazilian states levy at varying rates on certain revenues arising out of the sale of goods and services, including certain telecommunications services. Currently, the ICMS tax rate for domestic telecommunications services is levied at rates between 17% and 29%. The ICMS tax rate levied on the sale of mobile handsets and other products such as modem and SIM cards averages between 17% and 22%. With respect to the sale of mobile handsets, among other goods, ICMS may be charged in a different tax regime, under which another taxpayer in the distribution chain of the goods (such as, for example, the manufacturer of the goods) is required to anticipate and pay ICMS amounts that would otherwise be due in other steps of the distribution chain. There is also an exception for certain handsets whose manufacturers are granted certain local tax benefits, thereby reducing the rate to as low as 7%.

•	ISS. Since January 2018, the tax incidence over certain (but not all) Value-Added Services has increased with the inclusion of those receivables within the ISS basis of calculation due to Law No. 157/2016, which is a municipality tax with rates varying from 2% to 5%.
•	COFINS. COFINS is a social contribution levied on gross revenues. Since 2000, companies began to pay COFINS tax on their bills at a rate of 3%. In December 2003, through Law No. 10,833, COFINS legislation was further amended, becoming a non-cumulative tax, raising the rate to 7.6% for most transactions. However, telecommunications services revenues, among others, continued subject to a cumulative basis at a rate of 3%. In 2015, Decree No. 8,426 came into effect, which restored COFINS on financial revenues at a rate of 4%, except for some types of financial revenues (for example, revenues from foreign exchange variations of exportation of goods and services, revenues resulting from foreign exchange fluctuations of obligations undertaken by the company, including loans and financing and revenues related to hedging transactions on stock exchange values, and revenues from commodities and futures exchanges or over-the-counter transactions and related to our operational activities). In December 2022, Decree No. 11,322/22 reduced by half the PIS and Cofins rates levied on financial income earned by companies subject to the non-cumulative regime. The COFINS rates changed from 4% to 2%. According to the Decree, the reduction would take effect from January 1, 2023. However, on January 2, 2023, it was revoked by the newly elected Government, reestablishing the PIS and Cofins rates levied on financial income to its original values.
•	PIS. PIS is another social contribution levied at the rate of 0.65%, on gross revenues from telecommunications service activities. In 2002, Law No. 10,637 was enacted, making such contribution non-cumulative and increasing the rate to 1.65% on gross revenues, except in relation to telecommunications services, for which the method continued on a cumulative basis at a rate of 0.65%. In 2015, Decree No. 8,426 came into effect, which restored PIS on financial revenues at a rate of 0.65%, except for some types of financial revenues (for example, revenues from foreign exchange variations of exportation of goods and services, revenues resulting from foreign exchange fluctuations of obligations undertaken by the company, including loans and financing and revenues related to hedging transactions on stock exchange values, and revenues from commodities and futures exchanges or over-the-counter transactions and related to our operational activities). As noted above, in December 2022, Decree No. 11,322/22 reduced by half the PIS and Cofins rates levied on financial income earned by companies subject to the non-cumulative regime. The PIS rates changed from 0.65% to 0.33%. According to the Decree, the reduction would take effect from January 1, 2023. However, on January 2, 2023, it was revoked by the new Government, reestablishing the PIS and Cofins rates levied on financial income to its original values.
•	FUST. In 2000, the Brazilian government created the Fundo de Universalização dos Serviços de Telecomunicações (“FUST”), a fund that is supported by a tax applicable to all telecommunications services. The purpose of the FUST is to stimulate the expansion, use and improvement of the quality of telecommunications networks and services, to reduce regional inequalities and to stimulate the use and development of new connectivity technologies in order to promote economic and social development. FUST tax is imposed at a 1% rate, levied on gross operating revenues, net of discounts, ICMS, PIS and COFINS, and the cost may not be passed on to clients. Telecommunication companies can draw from the FUST to meet the universal service targets required by Anatel.

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

In December 2020, Law No. 14,109 was approved with the purpose of stimulating the use of FUST to expand and improve the quality of telecommunications services, reducing regional inequalities and stimulating the use of new technologies to promote economic and social development. In the case of using FUST’s resources, the law requires the connection of all public schools by 2024 with broadband internet access. The law also provided a 50% reduction in the payment of the mandatory annual contribution of telecommunications operators to the Fund when they execute programs, projects, plans, activities, initiatives, and actions approved by the Fund's Management Council through the use of their own resources. This requirement remains in force until December 2016, but it may be further renewed.

In the first quarter of 2022, the Federal Government signed Decree 11,004/2022, which regulates the use of FUST and establishes directions for the use of resources by the Management Board, established in 2022.

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

Effective in 2001, the installation and inspection fee is assessed based on net activations of mobile numbers (that is, the number of new mobile activations reduced by the number of cancelled subscriptions), as well as based on the net additions of radio base stations. The operations inspection fee equals 33% of the total amount of installation inspection fees that would have been paid with respect to existing equipment. The public funds raised from this installation fee are appropriated to either the Brazilian Communication Company (“EBC”), or the Brazilian National Cinema Agency (Agência Nacional do Cinema) (“ANCINE”), in order to benefit Brazilian cinema industry. Also, Anatel charges the installation inspection fee when there is an extension of the term of validity of the right to use radio frequencies associated with the operation of the personal mobile service. We understand that such collection is unjustified and is challenging this rate in court.

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

In the end of 2017, the RFB, issued Normative Instruction No. 1,771/2017 in order to determine the tax treatment due to the accounting CPC 47 – Customer Contract Revenue, which tax treatment went into effect in 2018.

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

We are also required to disclose our affiliates’ activities relating to countries with economic sanctions. We entered into Roaming Agreements for the provision of telecommunication services with mobile networks, from Cuba, Lybia, North Korea, Iran, Russia, Sudan, Syria and Ukraine (Crimea occupied territories).

In accordance with our Code of Ethics, we seek to comply with all applicable laws. The Code of Ethics is available on our website: https://ri.tim.com.br/.

Our activities relating to countries with economic sanctions

The Company is not, to its knowledge, engaged in any activities, transactions or dealings with the Government of Cuba, North Korea, Iran, Lybia, Russia, and Syriatel from Sudan, Syria and Ukraine (Crimea occupied territories), or the Designated Countries.

The activities, transactions or dealings we had in the year ended December 31, 2022 to our knowledge, related in any way to Designated Countries are roaming agreements for the provision of telecommunication services, which allow our mobile customers to use their mobile devices on a network outside their home network, or Roaming Agreements. In our view, the amounts related to these operations, detailed below, are immaterial in our business. The Company does not have any agreement with providers from North Korea.

Roaming Agreements with the following local mobile phone operators:

•	MTN Irancell and MCI Iran Telecom, in Iran;
•	Zain Sudan and Sudanese Mobile Telephone, in Sudan;
•	LLC Astelit, Kyvistar and MTS, in Ukraine;
•	MTS, Vimpelcom, TMT, Tele 2 and Megafon, in Russia;
•	Etecsa (also known as Cubacel), in Cuba; and
•	Syriatel Mobile Telecom SA and MTN Syria, in Syria.

The impact on our consolidated statement of income arising from Roaming Agreements with networks of the Designated Countries is detailed as follows:

	Year ended December 31, 2022
	Revenues	Charges
	(in reais)
North Korea	-	-
Ukraine	2,436.75	0.37
Sudan	1,522.30	56.27
Russia	145,305.12	4,440,822.96
Iran	2,376.58	133.70
Cuba	4.40	347.27
Syria	1,747.17	81,655.05
Total	153,392.32	4,523,015.62

Telecom Italia activities relating to Designated Countries

The information in this section is based solely on information provided to us by our parent Telecom Italia for the purposes of complying with our obligations under Section 13(r) of the Exchange Act.

Telecom Italia informs us that the activities, transactions or dealings it and its consolidated subsidiaries had in the year ended December 31, 2022 that, to its knowledge, relate to Designated Countries are (1) Roaming Agreements, (2) international telecommunications services agreements with international carriers, which cover delivery of traffic, or International Carrier Agreements, and (3) commercial sale and other agreements, or Commercial Sale and Other Agreements.

Telecom Italia informs us that the only activities that it and its consolidated subsidiaries had in the year ended December 31, 2022 that, to its knowledge, relate in any way to the Designated Countries are:

Roaming Agreements

Its Roaming Agreements are with the following local mobile phone operators:

•	North Korea: none;
•	Iran: Mobile Company of Iran (MCI), Rightel Communication, TCI, Irancell (MTN), Gostaresh Ertebatat Taliya PJS (former Taliya), TKC-KFZO;
•	Cuba: C_Com, Cubacel; and
•	Syria: Syriatel Mobile Telecom SA (Syriatel), Spacetel, MNT Syria (former Spacetel Syria and former Areeba).
	Year ended December 31, 2022
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	-	-	-	-
Iran	5	19	565	401
Cuba	2	184	-	143
Syria	1	16	54	135
Total	8	219	619	679

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

	Year ended December 31, 2022
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	-	-	-	-
Iran	-	-	-	-
Cuba	628	2,409	569	2,158
Syria	1	1,478	13,812	16,161
Total	629	3,887	14,381	18,319

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

	Year ended December 31, 2022
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	-	-	-	-
Iran	721	192	1,409	473
Cuba	3054	-	3,326	-
Syria	22	-	3,601	-
Total	3797	192	8,336	473

The amounts of revenues, charges, receivables and payables are considered de minimis by Telecom Italia’s compared to its consolidated revenues, operating expenses, trade receivables and trade payables, respectively.

C.       Organizational Structure

We are part of the Telecom Italia Group, which is engaged in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector. The operating segments of the Telecom Italia Group are organized according to the respective geographical location of the telecommunications business (Domestic—Italy and Brazil). We are currently held, directly and indirectly, by Telecom Italia, which as of December 31, 2022 held 66.59% of our shares. In turn, the single largest shareholder of Telecom Italia is Vivendi, which holds, directly, a stake of approximately 23.75% of ordinary share capital. In 2019, Telecom Italia delisted all its U.S. listed securities and deregistered from the SEC, having filed Form 15F on July 9, 2019. Substantially all assets previously held by TIM Participações consisted of the shares of the Company (known, until its corporate name change in September 2017, as Intelig, and into which TIM Celular was merged in October 2018 in connection with the Reorganization, as set forth in more detail below) (incorporated in the Federative Republic of Brazil and headquarters located in the State of Rio de Janeiro).

On July 25, 2017, the TIM Participações S.A.’s Board of Directors approved the Reorganization, under which TIM Celular was to be merged into the Company. In connection with the Reorganization, Intelig was transformed by corporate act into a closely held joint stock company and its corporate name was changed to TIM S.A. On October 31, 2018, the Reorganization was concluded and the merger of TIM Celular into the Company was completed, transferring all of TIM Celular’s operations to TIM S.A., and with the Company succeeding to all of TIM Celular’s assets, rights and liabilities. The Reorganization had the objective of capturing operational and financial synergies, through the implementation of a more efficient process structure, as well as accounting and internal control systems. This final step of the Reorganization resulted in efficiencies including: (i) tax efficiencies related to the termination of intercompany transactions; (ii) the creation of one company with combined services (fixed and mobile services) potentially resulting in a more efficient and swift response to the market’s needs, through the development of new services and integrated offers, and enabling a better strategic positioning and competitiveness as well as a better customer experience; (iii) optimization of resources and systems; and (iv) the recording by TIM Participações of an approximately R$952 million tax credit. The minutes of the Reorganization were filed with and approved by the Board of Trade of the State of São Paulo (Junta Comercial do Estado de São Paulo), in December 2018.

On July 29, 2020, our Board of Directors and the Board of Directors of TIM Participações approved the Merger of TIM Participações into the Company, which became effective on September 28, 2020. The Merger was part of a reorganization of TIM’s corporate group. The business carried out by TIM following the Merger was the same as the business previously carried out by TIM Participações prior to the Merger. Upon the consummation of this transaction and the approval of the listing of our common shares and ADSs on B3 and NYSE, respectively, TIM Participações S.A.’s shareholders received one share of the Company in exchange for each share of TIM Participações that they held, in accordance with the terms of the Merger Agreement.

On December 10, 2020, our Board of Directors, after reviewing certain studies, approved the establishment of a new company, FiberCo, in preparation for the future segregation of assets and the provision of residential fiber optic infrastructure services.

On December 16, 2020, FiberCo was established as our wholly owned subsidiary, and on November 16, 2021, IHS acquired a 51% equity interest from us in FiberCo. As a result of the transaction, FiberCo ceased to be our wholly owned subsidiary. We now hold 49% of FiberCo’s share capital and IHS holds the remaining 51%. With the completion of the acquisition, FiberCo changed its corporate name to I-Systems. For more details on this transaction, see “Item 4. Information on the Company—A. History and Development of the Company—2021 Important Events—Completion of the transaction between IHS and I-System.”

On April 20, 2022, we informed our shareholders and the market in general that we had acquired 100% of the capital stock of SPE Cozani, making it a wholly-owned subsidiary. The acquisition of this company corresponds to the portion of the assets, rights and obligations of Oi Móvel that we acquired.

On June 28, 2022, the shareholders’ ratified, at an extraordinary general meeting, our acquisition of shares representing 100% of the capital stock of SPE Cozani.

On March 30, 2023, our shareholders approved our merger with SPE Cozani (then a wholly-owned subsidiary) pursuant to which SPE Cozani would be merged into TIM S.A., subject to certain conditions, including authorization by Anatel and the closing processes that are required under Brazilian corporate law to consummate the merger of two companies, pursuant to the Protocol and Justification of incorporation.

On March 31, 2023, at a meeting of our Board of Directors, it was confirmed that the outstanding conditions for the merger of SPE Cozani had been met, with an effective date of April 1, 2023, following which date SPE Cozani was merged into the Company and ceased to exist as a separate legal entity. Pursuant to the merger, we succeeded SPE Cozani in respect of all of its rights and obligations.

The following chart illustrates our current ownership structure:

D.       Property, Plant and Equipment

Our principal properties consist of radio frequencies, transmission equipment, switching exchanges and gateway equipment, which connect calls to and from customers and enables data traffic connections, and radio base stations, which comprise certain signal transmission and reception equipment covering a defined area. At our radio base station, we have also installed antennas and certain equipment to connect these antennas with our switching equipment. As of December 31, 2022, we had more than 60 thousand eNodeB, more than 17 thousand NodeB, more than 13 thousand BTS and more than 112 thousand kilometers in fiber optic networks. We generally lease or buy the sites where our mobile telecommunications network equipment is installed. Over the course of 2022, we had leased approximately 71,631 square meters of real property, all of which was available for office space. We also lease approximately 25,075 square meters of stores operated by us. There are no material encumbrances that may affect our utilization of our property or equipment. All of our property and equipment is owned or leased domestically, we do not own or lease any property or equipment outside Brazil.

Our strategic plan for the 2023-2025 period, or the Industrial Plan 2023-2025, forecasts our capital expenditures of approximately R$14.0 billion, considering the combination with the UPI Oi Mobile Assets.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

A.       Operating Results

The following discussion of our financial condition and operating results should be read in conjunction with our audited consolidated financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 included elsewhere in this annual report that have been prepared in accordance with IFRS, as issued by IASB, as well as with the information presented under “Item 3. Key Information—A. Selected Financial Data.”

Brazilian Political and Economic Overview

The year 2022 was marked by political uncertainties, mainly due to polarized elections, which resulted in consistent but limited economic recovery after the two prior years were significantly impacted by the COVID-19 pandemic. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—We may be impacted by volatility in the global financial markets”.

Despite initial expectations, Brazil recorded a decrease in the unemployment rate (9.3% by the end of the year), registering the lowest number since 2015. Government measures on the eve of elections, such as the expansion of the Auxílio Brasil aid program, were factors that helped boost economic activity. Brazilian Gross Domestic Product (GDP) ended the year up 2.9%. Inflation, measured by the Extended Consumer Price Index (IPCA), ended 2022 at 5.62%. Among the factors that impacted such result, the food industry recorded a price increase of 11.6%, as a result of worse weather conditions during the period. Increases in commodity prices, mainly oil, also played a role in pushing inflation above the target ceiling for the second year in a row. The trade balance ended the year with a surplus of U.S.$62 billion, accounting for an increase of 1.6% compared to the end of 2021. Exports closed the year at U.S.$355 billion and recorded a positive change of 19.3% compared to 2021. Imports recorded U.S.$272.7 billion, accounting for a growth of 24.3% compared to 2021. The export and import values represent the highest amounts on record.

In 2022, the exchange rate recorded great volatility, with the Real appreciating against the US dollar in relation to the end of the previous year. As of December 31, 2022 the exchange rate was R$5.218 to U.S.$1.00, based on the commercial selling rate for U.S. dollars as reported by the Brazilian Central Bank. Uncertainties regarding inflation in the United States and external factors such as the ongoing war between Russia and Ukraine contributed to volatility in the currency. In relation to the Brazilian Real, U.S.$ recorded a high of R$5.68 against a low of R$4.60 during the year, accounting for a variation of 23.5% in a scenario of domestic uncertainties, fiscal risks and many discussions about, for example, the Transition Constitution Amendment Proposal (PEC), not allowing a better performance of the Brazilian currency against the US dollar. As of April 27, 2023, the exchange rate for U.S. dollars as reported by the Central Bank was R$5.015 per U.S.$1.00.

Impact of Inflation on Our Results of Operations

In 2021 and 2022, Brazil’s economic environment was relatively volatile due to the impacts of the COVID-19 pandemic, geopolitical divisions, and the Brazilian presidential election. Despite this environment, inflation fell in 2022 when compared to the previous year. After a peak in 2021, IPCA fell from a double digit level to 5.79% by December 2022. Market expectations today suggest a continuation of mid-single digit inflation for 2023 in Brazil. The Brazilian Central Bank Survey as of April 10, 2023 shows that it is expecting IPCA to measure inflation of 5.98%.

In a time of high inflation globally, the trajectory of inflation in Brazil is less worrisome when considered in comparison with certain other countries. However, having the ability to manage the impacts caused by inflation is essential in a country as volatile as Brazil. We have been able to manage those impacts in recent years due to: (i) our strong cost efficiency policy in which we implement multiple measures to control spending using digitalization initiatives, contract renegotiation, make-or-buy reviews; (ii) price readjustments to our postpaid clients, where the existing customers have their bills priced-up in a more-for-more strategy and (iii) elimination of low face value recharges, where prepaid clients are directed to higher face value top-ups when they need to recharge their credit.

In 2022, the main lines in our profit and loss impacted directly by inflation were personnel costs, rental costs, and lease costs. Those impacts were mostly offset by the aforementioned cost control measures and price increases.

Critical Accounting Policies

For the critical accounting policies, see our audited consolidated financial statements included in the consolidated financial statements.

Results of Operations

The following discussion should be read in conjunction with “Item 3. Key Information” and “Item 4. Information on the Company.” As set forth in greater detail below, our financial condition and results of operations are significantly affected by Brazilian telecommunications regulation, including the regulation of rates. See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Wholesale Rates Regulation.” Our financial condition and results of operations have also been, and are expected to continue to be, affected by the political and economic environment in Brazil. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil.”

The following table shows certain components of our statement of income for each year in the three-year period ended December 31, 2022, as well as the percentage change from year to year.

	Year ended December 31,			Percentage change
	2022	2021	2020	2022 - 2021	2021 - 2020
	(in thousands of reais)
Revenue	21,530,801	18,058,027	17,267,812	19.2	4.6
Cost of services provided and goods sold	(10,655,981)	(8,443,023)	(7,996,615)	26.2	5.6
Gross income	10,874,820	9,615,004	9,271,197	13.1	3.7
Operating income (expenses):
Selling expenses	(5,596,211)	(4,621,788)	(4,443,027)	21.1	4.0
General and administrative expenses	(1,808,735)	(1,723,384)	(1,673,290)	5.0	3.0
Other income (expenses), net	(248,371)	497,771	(351,854)	N.A.	N.A.
Share of loss of an associate	(61,587)	(11,572)	–	432.2	N.A.
Operating income (expenses)	(7,714,904)	(5,858,973)	(6,468,171)	31.7	(9.4)
Profit before financial income and expenses	3,159,916	3,756,031	2,803,026	(15.9)	34.0
Financial income (expenses):
Financial income	1,318,948	1,091,748	438,598	20.8	148.9
Financial expenses	(2,762,963)	(1,745,213)	(1,242,255)	58.3	40.5
Foreign exchange variations	5,007	659	(6,965)	659.8	N.A.
Financial income (expenses)	(1,439,008)	(652,806)	(810,622)	120.4	(19.5)
Profit before income tax and social contribution	1,720,908	3,103,225	1,992,404	(44.5)	55.8
Income tax and social contribution	(50,153)	(146,051)	(164,150)	(65.7)	(11.0)
Profit for the year	1,670,755	2,957,174	1,828,254	(43.5)	61.7

Results of Operations for the Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

Revenue

Our revenue consisted of:

•	mobile and fixed services: (i) local and long distance voice, (ii) data and content (value-added services), (iii) interconnection, (iv) revenue from new partnership agreements, described as “Customer Platform” (financial, education and advertising), and (v) other services; and
•	goods sold: telephones, mini-modems, tablets and other equipment.

The composition of our revenue by category of service is set out in Note 29 to our consolidated financial statements and discussed below.

Our revenue for the year ended December 31, 2022 was R$21,531 million, an increase of 19.2% as compared to the year ended December 31, 2021. Mobile service revenue increased 19.8% year over year, from R$16,349 million in the year ended December 31, 2021 to R$19,594 million in the year ended December 31, 2022. Fixed service revenue increased by 7.6% year over year, from R$1,147 million for the year ended December 31, 2021 to R$1,234 million for the year ended December 31, 2022. These results were driven by the increase in: (i) mobile services revenue: by the acquisition of Oi’s mobile assets and our efforts to undertake our strategy to monetize our customer base; (ii) fixed service revenue: mainly driven by the consistent expansion of TIM UltraFibra; and (iii) products revenue, due to a better product sales mix and as a result of the success of partnerships and campaigns carried out throughout the year. See “Item 4. Information on the Company—A. Information on the Company — A History and Development of the Company—Historical Background.”

Our management understands that a breakdown of revenue, net of discounts and PIS and COFINS taxes, can be helpful in an analysis of our revenue dynamics. The details of our revenue, net of discounts and PIS and COFINS taxes, are presented below:

	Year ended December 31,		Percentage change
	2022	2021	2022 – 2021
	(in millions of reais)
Total net revenue	21,531	18,058	19.2
Service revenue	20,829	17,497	19.0
Service revenue – mobile	19,594	16,349	19.8
Client generated	18,002	14,843	21.3
Interconnection	450	533	(15.6)
Customer platform	188	119	57.4
Others	954	853	11.8
Service revenue – fixed	1,234	1,147	7.6
Goods sold	702	561	25.0

Service Revenue

Service revenue for the year ended December 31, 2022 was R$20,829 million, an increase of 19.0% compared to R$17,497 million in the year ended December 31, 2021.

Mobile services revenue, or MSR, increased 19.8% to R$19,594 million for the year ended December 31, 2022, from R$16,349 million for the year ended December 31, 2021, reflecting our consistent performance in both postpaid and prepaid segments as well as in our customer platform strategy. Client generated revenue, or CGR, increased by 21.3%, from R$14,843 million for the year ended December 31, 2021 to R$18,002 million for the year ended December 31, 2022. This was driven by strong execution in the:

•	postpaid segment, explained by the following factors: (i) additional revenues generated by the migration of approximately 7 million (at the time of the Operation closing) of Oi’s customers to our business; (ii) the net effect between the price ups applied in the first half of the year and the already expected impact on the retention of customers dissatisfied with the new plans pricing; and (iii) reduction of prices due to the reduction of ICMS tax rates; and
•	prepaid segment, due to: (i) additional revenue generated by the migration of approximately 9 million (at the time of the Operation closing) of Oi’s customers to our business; (ii) changes in offers and tariffs implemented during the year; and (iii) government emergency assistance. The latter two contributed to the increase in customer consumption, partially affected by the cannibalization effects generated by the adjustments made to the plans because of the ICMS tax rate reductions in Brazil.

Mobile average monthly revenue per user, or ARPU, was R$26.10 for the year ended December 31, 2022, a decrease of 0.9% as compared to the year ended December 31, 2021. The result reflects dilution from the addition of customers arriving from Oi which had a lower ARPU. These effects were partially offset in the fourth quarter of 2022 as a result of a client base clean-up carried out in November of the silent lines that came from Oi. The segments’ ARPU, which excludes other mobile revenues and customer platform, decreased by 2.5% year over year in postpaid (R$37.50) and increased by 1.1% year over year in prepaid (R$13.1). We understand this is a relevant profitability metric that allows comparability with other peers in the telecommunication sector, calculated by dividing mobile services revenues by the average monthly customer base.

See “Item 4. Information on the Company—A. Information on the Company — A History and Development of the Company—Historical Background.

Interconnection revenue decreased 15.6%, to R$450 million for the year ended December 31, 2022 from R$533 million for the year ended December 31, 2021. The result was impacted mainly by a 13.1% year over year reduction in incoming traffic and due to a 4.0% year over year decrease in mobile termination revenue, or MTR. The incidence of MTR on net service revenue reached 1.9% in 2022.

Others revenue increased 11.8% year over year, to R$954 million for the year ended December 31, 2022 from R$853 million for the year ended December 31, 2021 explained by the growth in revenue generated by sharing contracts and network swaps, reflecting our strategy to expand the fiber transport infrastructure (backbone and backhaul) with greater efficiency of capital allocation (capital expenditure and operating expenditure).

Fixed service revenue increased 7.6% to R$1,234 million for the year ended December 31, 2022 from R$1,147 million the year ended December 31, 2021, mainly due to the growth in TIM UltraFibra by 10.7% year over year.

Revenue from goods sold increased 25.0%, from R$561 million for the year ended December 31, 2021 to R$702 million for the year ended December 31, 2022, mainly explained by the success of partnerships and campaigns carried out throughout the year. Those initiatives helped improve the proportion of high-value products in the sales mix during the year with the average gross price of a handset increasing 28.0% year-over-year, despite a reduction in sales volume of 6.5% year-over-year.

Cost of Services Provided and Goods Sold and Operating Expenses

Cost of services provided and goods sold and operating expenses (comprised of selling, general and administrative expenses) increased 22.1% for the year ended December 31, 2022 as compared to the year ended December 31, 2021.

The following table shows the components of costs of services provided and goods sold and operating expenses (comprised of selling, general and administrative expenses) for each of the years indicated.

	Year ended December 31,		Percentage change
	2022	2021	2022 – 2021
	(in millions of reais)
Personnel	(1,278)	(1,126)	13.5
Third-party services	(3,711)	(2,992)	24.0
Interconnection and means of connection	(2,512)	(1,840)	36.5
Depreciation and amortization	(6,827)	(5,692)	19.9
Taxes, fees and contributions	(968)	(842)	15.0
Rent and insurance	(623)	(492)	26.6
Cost of goods sold	(871)	(731)	19.2
Publicity and advertising	(565)	(460)	22.8
Expected credit losses of trade accounts receivable	(626)	(545)	14.9
Others	(79)	(68)	16.2
Total	(18,061)	(14,788)	22.1

Personnel

Personnel costs and expenses increased 13.5% in the year ended December 31, 2022 as compared to the year ended December 31, 2021, to R$1,278 million from R$1,126 million, respectively. This increase can be explained by (i) inflation as compared to the previous year, which resulted in an increase in wages and benefits of our employees, since most of our employees’ wage and salary increases are generally tied to inflation rates. However, due to its structure, most of the cost impacts based on inflation are absorbed in the following year. In 2021, the inflation rate in our collective bargain labor agreements was 10.42%, while in 2022 the inflation rate decreased to 8.82%. In order to maintain our financial sustainability, we negotiate different scenarios with our employees’ category trade union in order to keep our employees’ purchasing power and, at the same time, manage our personnel costs as efficiently as possible; (ii) a lower average number of employees (a decrease of 1% in the year ended December 31, 2022 as compared to the year ended December 31, 2021), mainly because of the outsourcing of business processes we undertook last year; and (iii) an increase in costs with short term incentives in 2022, due to a better general result than expected for the previous and current year. Those results are based on our corporate and functional goals, aligned with our corporate plan.

Third-Party Services

Third-party services costs and expenses increased 24.0%, to R$3,711 million in the year ended December 31, 2022 as compared to R$2,992 million in the year ended December 31, 2021, mainly due to: (i) higher expenses related to the management of the customer base (billing, collection, and services); (ii) higher expenses with implementing our “Journey to Cloud” project, involving the migration of our IT infrastructure to the cloud; (iii) expenses related to the temporary service agreement with Oi – which is a temporary contract to provide management services for the subscriber base and maintenance of the Network Operations Center (“NOC”) as part of the Oi Transaction; and (iv) increase in postpaid and prepaid sales and related commissioning expenses.

Interconnection and Means of Connection

Our costs for interconnection and means of connection increased 36.5%, to R$2,512 million in the year ended December 31, 2022 as compared to R$1,840 million in the year ended December 31, 2021. This performance was mostly explained by: (i) higher expenses related to the new sites that were incorporated as part of the Oi Transaction; (ii) higher costs related to the last mile infrastructure rental from I-Systems; and (iii) higher costs with content providers (for the provision of value-added services).

Depreciation and Amortization

Depreciation and amortization costs and expenses increased 19.9% in the year ended December 31, 2022 as compared to the year ended December 31, 2021, to R$6,827 million from R$5,692 million, respectively. This increase is mainly due to the Oi Transaction, primarily due to the effect of the depreciation of the right-of-use of sites that were purchased through the transaction.

Taxes, Fees and Contributions

Taxes, fees and contributions costs and expenses increased 15.0% in the year ended December 31, 2022, to R$968 million from R$842 million in the year ended December 31, 2021. For further information, see “Item 4. Information on the Company—B. Business Overview—Taxes on Telecommunications Goods and Services.”

Rent and Insurance

Rent and insurance costs and expenses increased 26.6% to R$623 million in the year ended December 31, 2022, from R$492 million in the year ended December 31, 2021. This increase is mainly related to the effects of inflationary re-adjustments provided for in the contracts.

Cost of Goods Sold

Our cost of goods sold increased 19.2%, from R$731 million in the year ended December 31, 2021, to R$871 million in the year ended December 31, 2022. This increase is mainly explained by a higher proportion of high-value products in the sales mix during the year with the average cost of a handset increasing 25.2% year-over-year, despite a reduction in sales volume of 6.5% year-over-year.

Publicity and Advertising

Publicity and advertising expenses increased 22.8% in the year ended December 31, 2022, as compared to the year ended December 31, 2021, to R$565 million from R$460 million, respectively. This increase is mainly explained by higher advertising expenses reflecting new marketing actions in the face of the launch of 5G network, the arrival of Oi customers into our network and other traditional seasonal campaigns throughout the year.

Expected credit losses of trade accounts receivable

Expected credit losses of trade accounts receivable increased 14.9%, to R$626 million in the year ended December 31, 2022, as compared to R$545 million the year ended December 31, 2021. This increase was mainly due to the impact of a larger revenue base exposed to bad debt (from payment defaults on bills), including the increase in size of our postpaid customer base due to the Oi Transaction.

Other Income (Expenses), Net

Other income (expenses), net, changed to an expense of R$248 million in the year ended December 31, 2022, from an income of R$498 million in the year ended December 31, 2021. This was mainly due to the impact in 2021 of the gain from the sale of 51% of our equity interest in I-Systems to IHS, in the amount of R$2,709 million, which is composed of the (secondary) cash paid to us and the fair value of the non-controlling interest of 49% that we retained, partially offset by the write-off of I-Systems net assets, goodwill and deferred income tax related to goodwill due to the sale of 51% of I-Systems (formerly FiberCo).

Profit for the year

The following table shows our profit for the year, as well as the percentage change, for each of the periods indicated:

	Year ended December 31,		Percentage change
	2022	2021	2022 – 2021
	(in millions of reais)
Profit before financial income (expenses) and income taxes	3,160	3,756	(15.9)
Financial income (expenses)	(1,439)	(653)	120.4
Income tax and social contribution	(50)	(146)	(65.8)
Profit for the year	1,671	2,957	(43.5)

Financial Income (Expenses)

In the year ended December 31, 2022, net financial expenses were R$1,439 million, as compared to the R$653 million in the year ended December 31, 2021. This increase is mainly as a result of: (i) a higher volume of interest on leases, due to the lease agreements for the 7,200 sites acquired in the Oi Transaction; (ii) a higher SELIC rate in 2022; and (iii) a higher debt level after the completion of the Oi Transaction. Furthermore, this was impacted by lower revenue generated by the mark-to-market effect relating to the potential subscription bonus for the share capital of C6 Bank which is subject to ongoing arbitration.

Income tax and Social Contribution

Income tax and social contribution expenses totaled R$50 million in the year ended December 31, 2022, compared to R$146 million in the year ended December 31, 2021. In 2022, pointing to a 65.7% YoY reduction, mainly explained by a drop in the tax base as a result of the sale of control of I-Systems in 2021.

In the year ended December 31, 2022, we recorded current income tax and social contribution in the amount of R$175 million and R$9 million of deferred taxes expense. The tax benefits related to SUDAM/SUDENE (R$157 million), and interest on equity (R$476 million) contribute to reduce our income taxes expense.

Profit for the Year

As a consequence of the explanations above, our profit for the year ended December 31, 2022 was R$1,671 million, representing a decrease of 43.5% from our profit of R$2,957 million for the year ended December 31, 2021.

Results of Operations for the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

Revenues

Our revenues consisted of:

•	mobile and fixed services: (i) local and long distance voice, (ii) data and content (Value-Added Services), (iii) interconnection, and (iv) other services.
•	goods sold: telephones, mini-modems, tablets and other equipment.

The composition of our operating revenues by category of service is presented in Note 27 to our financial statements and discussed below.

Our revenue for the year ended December 31, 2021 was R$18,058 million, an increase of 4.6% as compared to the year ended December 31, 2020. Mobile service revenue increased 4.7% for the year ended December 31, 2021 as compared to the year ended December 31, 2020, from R$15,610 million in the year ended December 31, 2020 to R$16,349 million in the year ended December 31, 2021. Landline service revenue increased by 8.8%, to R$1,147 million for the year ended December 31, 2021 from R$1,054 million for the year ended December 31, 2020. This performance was driven by: (i) Mobile Postpaid performance; (ii) Customer Platform Revenue; and (iii) TIM UltraFibra growth.

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

Service Revenue

Service revenue for the year ended December 31, 2021 was R$17,497 million, an increase of 5.0% compared to R$16,665 million in the year ended December 31, 2020. Revenue from mobile services, or MSR, increased 4.7% to R$16,349 million for the year ended December 31, 2021, from R$15,610 million for the year ended December 31, 2020, reflecting our strategy to monetize its customer base through two pillars: (i) offer differentiation; and (ii) migration of the customer base to higher-value plans.

As disclosed above, client generated revenues, or CGR, increased by 3.4%, from R$14,351 million for the year ended December 31, 2020 to R$14,843 million for the year ended December 31, 2021. This was driven by the same factors that impacted MSR.

Interconnection revenue increased 0.9%, to R$533 million for the year ended December 31, 2021 from R$528 million for the year ended December 31, 2020. The result was impacted by a higher rate of Mobile Termination Revenue, or MTR, of 7.2% YoY, and a decrease in incoming traffic by 9.9% YoY. After successive cuts to MTR, the foreseen Anatel’s increase was applied in February 2021. The incidence of MTR represents 2.5% of service revenues in the year.

Others revenue increased 16.7% YoY, to R$853 million for the year ended December 31, 2021 from R$731 million for the year ended December 31, 2020 the higher revenue from network sharing. It should be noted that the capacity exchange and sharing are key for our strategy to expand the fiber optic transport infrastructure (backbone and backhaul), allocating resources (capital expenditure and operating expenditure) more efficiently.

Mobile ARPU was R$26.4 for the year ended December 31, 2021, an increase of 5.9% as compared to the year ended December 31, 2020. The result reflects our strategy to monetize its customer base through two pillars: (i) offer differentiation; and (ii) migration of the customer base to higher-value plans. The segments’ ARPU, which excludes other mobile revenues and Customer Platform, increased by 2.5% YoY in prepaid (R$12.9) and by 1.7% YoY in postpaid (ex-M2M) (R$46.4). We understand this is a relevant profitability metric that allows comparability with other peers in the telecommunication sector, calculated by dividing mobile services revenues by the average monthly customer base.

Service revenue – landline increased 8.8% to R$1,147 million for the year ended December 31, 2021 from R$1,054 million the year ended December 31, 2020, mainly due to the growth in TIM UltraFibra by 14.7% YoY.

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

Personnel

Personnel costs and expenses increased by 11.3% in the year ended December 31, 2021 as compared to the year ended December 31, 2020, to R$1,126 million from R$1,012 million, respectively. This increase can be explained by inflation as compared to the previous year, which increased wages and benefits since most of our employees’ wage and salary increases are generally tied to inflation rates. In 2021, we also had a (i) bigger salary allowance than last year, in order to re-adjust employees’ salaries by the accumulated inflation rate; (ii) lower average number of employees (a decrease of 2.6% in the year ended December 31, 2021 as compared to the year ended December 31, 2020); (iii) non-recurring cost resulting from the COVID-19 pandemic, by which the Brazilian government approved some temporary laws for maintaining jobs, which reduced some of our labor costs, such as social charges, salaries and some benefits for the most economically impacted areas (at TIM, these measures were applied basically for people who worked at stores and those who were classified as COVID-19 at-risk groups and couldn’t work from home) in the year ended December 31, 2020.

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

Costs of Goods Sold

Our cost of goods sold decreased 3.3%, from R$756 million in the year ended December 31, 2020 to R$731 million in the year ended December 31, 2021. This decrease reflects the efficiency on cost control execution, despite Brazil’s higher inflation.

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

Income and Social Tax Contribution

Income tax and social contribution expenses totaled R$146 million in the year ended December 31, 2021, compared to an expense of R$164 million in the year ended December 31, 2020. In 2021, although it was recognized a R$509 million expense of IRPJ and CSLL due to the sale of 51% of FiberCo's share capital in favor of IHS, TIM also registered (i) R$535 million of IRPJ and CSLL credits related to the STF decision that the IRPJ and CSLL are not levied on SELIC interest on the refund of overpaid taxes; and (ii) a positive impact of R$87 million arising from the write-off of assets and reversal of the provision for income tax and social contribution, set up in 2009, due to the partial success in an administrative proceeding related to the merger of the company TIM Nordeste by TIM Celular. Therefore, despite our earnings before income and social contribution taxes was higher than previous year, Income and Social Contribution taxes expenses was lower than 2020. Important to mention that due to FiberCo transaction it was also recognized a positive impact of R$336 million of deferred taxes on goodwill. Nonetheless, such amount was registered as a reduction of the transaction cost, above Adjusted EBITDA, not as an income and social contribution expense.

Profit for the Year

As a consequence of the explanations above, our profit for the year ended December 31, 2021 was R$2,957 million, representing an increase of 61.7% from our profit of R$1,828 million for the year ended December 31, 2020.

B.       Liquidity and Capital Resources

The main source of our liquidity for net working capital and investment is operating cash flow, complemented by short-term credit lines with local and international banks and long-term financing with national and international development agencies.

The cost of our debts has been increasing in terms of CDI, due to macroeconomic changes in Brazil, in particular the hike of Brazil’s base interest rate.

In order to strengthen our cash position, in May 2022, we signed a new agreement with Bank of Nova Scotia in the amount of R$1,000 million with a post-hedge cost of 108.95% of CDI and a term of 1.6 years. Also, in May 2022, we disbursed part of the available credit line with Banco do Nordeste do Brasil in the amount of R$249 million with an average post-hedge cost of 69.02% of CDI and a term of 5.9 years. In November 2022, we disbursed part of the FINEM credit line with BNDES in the amount of R$319.2 million at the cost of TJLP+1.95% p.a. and a term of 2.8 years. This operation has no hedge.

As of December 31, 2022, we have sufficient working capital and other undrawn financing facilities to service our operating activities and ongoing investments.

Sources of Funds

Cash from operations

Our cash flows from operating activities were R$9,429.1 million in the year ended December 31, 2022 compared to R$10,078.1 million in the year ended December 31, 2021, a decrease of 6.4% mainly explained by the payment of licenses and obligations relating to the auction of frequencies in the amount of approximately R$ 2.5 billion.

We had other significant variations in our operational assets and liabilities, which affected our cash from operations. The main variations of assets and liabilities were:

Positives

•	Suppliers increased R$757.6 million in the year ended December 31, 2022, compared to an increase of R$153.4 million in the year ended December 31, 2021.
•	Taxes, charges and contributions payable increased R$102.9 million in the year ended December 31, 2022, compared to an increase of R$366.6 million in the year ended December 31, 2021.
•	Prepaid expenses increased R$164.3 million in the year ended December 31, 2022, compared to a decrease of R$135.0 million in the year ended December 31, 2021.

Negatives

•	Authorizations payable decreased R$2,378.8 million in the year ended December 31, 2022, compared to a decrease of R$8.6 million in the year ended December 31, 2021.
•	Trade accounts receivable decreased R$628.3 million in the year ended December 31, 2022, compared to a decrease of R$583.3 million in the year ended December 31, 2021.
•	Judicial deposits increased R$603.8 million in the year ended December 31, 2022, compared to a decrease of R$215.7 million in the year ended December 31, 2021.

Financial Contracts

We are party to the financial contracts described below, each to be used for purposes of the development of our business, generally, unless otherwise expressly provided herein. With respect to loans denominated in currencies other than reais, we enter into currency swaps to hedge against exchange rate fluctuations. In the case of loans linked to the IPCA we enter into rate swaps to hedge against inflation variations.

As set forth below and as each agreement is described further in the following paragraph, in 2022, we obtained new loans totaling R$1 billion and, we requested disbursement of R$568.3 million of the available credit agreements.

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

As mentioned above, our principal financing agreements are:

•	Loan Agreement, dated as of December 23, 2015, between Finnish Export Credit as lender, KfW IPEX as facility agent, TIM Celular (which has been merged into the Company in connection with the Reorganization), as borrower and TIM Participações as guarantor, in the principal amount of U.S.$150 million. The new Loan Agreement is divided in three tranches of up to U.S.$50 million to be disbursed in 2016, 2017 and 2018. On April 20, 2016, the first tranche of U.S.$45 million was disbursed and it has an average cost of 79% of the CDI after hedging. The second tranche of U.S.$48 million was disbursed on April 20, 2017 and it has an average cost of 81.5% after hedging and the third tranche of U.S.$40 million was disbursed on September 17, 2018 and it has an average cost of 92.59% after hedging. On August 24, 2018, we requested the partial cancellation of U.S.$5.1 million (or U.S.$11.1 million if considered the regular reductions of total amount thereunder). As of December 31, 2022, the total outstanding amount under this credit agreement, converted from U.S. dollars and including accrued interest, was R$173.4 million and there will be no more disbursements. The agreements mature on January 2, 2024, December 31, 2024 and December 30, 2025, respectively.
•	Credit Agreement, dated as of May 2, 2018, between BNDES as lender and TIM Celular (now TIM S.A.) as borrower (the “2018 BNDES Facility”), in the principal amount of R$1,500 million. The agreement, involves three credit lines with equal conditions of interest rates and tenors: (1) Credit Line A, in an amount of R$1,090 million, with a fixed interest rate of 1.95% plus the TJLP and eight years tenor; (2) Credit Line B, in an amount of R$390 million, with a fixed interest rate of 1.95% plus the TJLP and eight years tenor; and (3) Credit Line C, in an amount of R$20 million, with a fixed interest rate of 1.95% plus the TJLP and eight years tenor. Each credit line is to be used for specific purposes as set forth in the Credit Agreement and there were no disbursements on 2019 or 2020. In March 2019, Credit Line B was canceled and replaced by FINAME DIRETO (as defined below at next bullet). On November 4, 2022, the disbursement of the amount of R$311.4 million occurred (from Credit Line A) and R$7.8 million (from Credit Line C), both with cost of 1.95% plus the TJLP and term of 2.8 years. As of December 31, 2022, the total amount under this credit agreement was R$297.2 million.
•	Credit Agreement, dated March 20, 2019, between Agência Especial de Financiamento Industrial S.A., or FINAME, an entity within the BNDES system, as lender and TIM S.A. as borrower, in the principal amount of R$390 million for exclusive use in the acquisition of new machines, equipment, industrial systems, components and automation and computing goods of national manufacture, accredited by the Computerized Supplier Accreditation (Credenciamento de Fornecedor Informatizado), or CFI, of the BNDES system. The new agreement replaces one of the sub-credits (Credit Line B) of the existing 2018 BNDES Facility with better interest rate and maturity conditions: a fixed interest rate up to 1.44% plus the TLP and maturity up to 10 years. There were no additional costs to sign this loan and was fully disbursed in November 2021. As of December 31, 2022, the total outstanding amount under this credit agreement was R$394.1 million.

•	Credit Agreement, dated as of January 31, 2020, between Banco do Nordeste do Brasil S.A. as lender and TIM S.A., as borrower, in the principal amount of R$752.5 million, secured by a bank guarantee and receivables. The agreement has a total term of eight years, with three years of grace period and five years of amortization period, with the use of proceeds for our capital expenditures plan for the next three years (2020-2022) in the northeastern region of Brazil pursuant to certain standard FINAME requirements, as described in the agreement. The credit line is divided in two tranches: (i) a R$325 million tranche at IPCA plus 1.44% per year or IPCA plus 1.22%, considering a 15% compliance bonus; and (ii) a R$427 million tranche at IPCA plus 1.76% per year or IPCA plus 1.48%, considering a 15% compliance bonus. On May 10, 2022, the disbursement of part of this credit line occurred with an amount of R$249.1 million and an average post-hedge cost of 69.02% of CDI and a term of 5.9 years. As of December 31, 2022, the total outstanding amount under this credit agreement was R$249.4 million.
•	Credit Agreement, dated as of April 1, 2021, between BNP Paribas as lender and TIM S.A. as borrower, with cost post hedge of CDI + 1.07% per year, with a principal amount of U.S.$87.7 million and term of 2.8 years. Disbursement occurred on April 8, 2021. As of December 31, 2022, the total outstanding amount under this credit agreement was R$515.3 million.
•	Credit Agreement, dated as of April 1, 2021, between The Bank of Nova Scotia as lender and TIM S.A. as borrower, with cost post hedge of CDI + 1.05% per year, with a principal amount of U.S.$100 million and term of 3 years. Disbursement occurred on April 22, 2021. As of December 31, 2022, the total outstanding amount under this credit agreement was R$523.2 million.
•	Deed of Indenture for the Issuance of Simple Unsubordinated Debentures, with Additional Personal Guarantee, Not Convertible into Shares, in a Single Series, for Public Placement with Limited Efforts of the Second Issuance of TIM S.A. (“Instrumento Particular de Escritura de Emissão de Debêntures Simples, da Espécie Quirografária com Garantia Adicional Fidejussória, não Conversíveis em Ações, em Série Única, para Distribuição Pública com Esforços Restritos da Segunda Emissão da Tim S.A.”), dated as of June 15, 2021, between TIM S.A., as issuer, Pentágono Distribuidora de Títulos e Valores Mobiliários S.A., as fiduciary agent. The total amount of the issuance was R$1.6 billion through the issuance of 1,600,000 debentures each with a nominal value of R$1,000 on the issuance date and in a single series. The debentures are non-convertible and unsubordinated with an additional personal guarantee. For all legal purposes, the issuance date is June 15, 2021 and the term of the debentures is of 7 years as from the issuance date, or June 16, 2028 and cost post hedge of CDI + 0.95% per year. As of December 31, 2022, the total outstanding amount under this credit agreement was R$1,771.8 million. This issue is a sustainability-linked title, framed in Brazilian Law No. 12.4131 and aims to finance our capital expenditure 2020-23.
•	Credit Agreement, dated as of April 27, 2022, between The Bank of Nova Scotia as lender and TIM S.A. as borrower, with cost post hedge of 108.5% of CDI per year, with a principal amount of U.S.$199.4 million and term of 1.5 years. Disbursement occurred on May 6, 2022. As of December 31, 2022, the total outstanding amount under this credit agreement was R$1,045.5 million.

See Note 21 to our consolidated financial statements for a further description of such financing agreements.

The following financial contracts were disclosed in our annual report filed on Form 20-F with the Securities and Exchange Commission on April 30, 2022, all of which have since matured and been repaid or have been prepaid by us:

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

There are no material restrictions on our ability to transfer funds to us in the form of cash dividends, loans or advances.

Uses of Funds

Our principal uses of funds during the three-year period ended December 31, 2022, were payment of dividends to our shareholders, capital expenditures, business combination and loan repayments.

Material Capital Expenditures

Our capital expenditures in 2022, 2021 and 2020 related primarily to: (i) developing our fiber optic network, (ii) deployment and expansion of the capacity of our 3G and 4G networks, (iii) expanding network capacity, geographic coverage and digitalization, (iv) maintenance of our networks and IT systems, (v) of equipment purchases relating to our migration to PCS operations, and (vi) developing new operational and information technology systems.

The following table contains a breakdown of our investments in long-lived assets for the years ended December 31, 2022, 2021 and 2020:

Capital Expenditures Categories

	Year ended December 31,
	2022	2021	2020
	(in millions of reais)
Network	3,449	3,052	2,740
Information technology	704	724	828
Licenses	175	3,609	32
Other	403	581	291
Total capital expenditures(1)	4,730	7,966	3,891

(1) The material capital expenditures discussed in this section are reoccurring operational in nature and exclude non-reoccurring capital expenditures, like the Oi acquisition.

In 2022, total capital expenditure was R$4,730 million. In 2021, total capital expenditure was R$7,966 million (or R$4,382 million excluding the investment related to the 4G and 5G auction held in November 2021). From a cash flow point of view, in December 2021, the capital expenditure recorded for licenses and related obligations regarding the previously mentioned 4G & 5G auction held in November 2021 was R$3,584 million, which of the amount of R$ 2,682 million was recorded as a contra entry to commitments payable and R$ 902 million with cash impact. See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures.”

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

The following table contains a breakdown of the dividends and interest on shareholders’ equity paid (net of income taxes) by us to our shareholders during the years ended December 31, 2022, 2021 and 2020:

Dividend Distribution

	Year ended December 31,
	2022	2021	2020
	(in millions of reais)
Dividends	600.0	—	—
Interest on shareholders’ equity (net of withholding tax)	1,400.0	1,047.5	920.5
Total distributions	2,000.0	1,047.5	920.5

On March 30, 2023, our shareholders voted to approve the distribution of R$2,000 million as interest on shareholders’ equity surpassing the minimum required by Brazilian Law, with respect to our 2022 results. The amounts indicated in the table above for 2021 and 2020 were approved at the annual general meeting in 2022 and 2021, respectively. The amount of withholding taxes was R$197.0 million. The amounts paid were R$560 million in 2022 and R$1,803 million in 2023.

Funding and Treasury Policies

We maintain a general policy of continually monitoring our financial position and treasury activities in order to ensure solid fiscal control. In accordance with our funding and treasury policy, we will continue to monitor the market in order to take advantage of suitable instruments to finance our industrial Plan. We expect future financing to balance maturity, cost and TIM’s payment capacity.

Leverage

Management tracks the ratio of Net Debt to Adjusted EBITDA, which we refer to as the financial leverage index, in order to monitor the sustainability of our debt levels and our ability to take on additional debt. The ratio is a common credit analysis metric in the telecommunications industry and shows approximately how many years it would take to pay back our indebtedness, assuming no new debt is taken on, Adjusted EBITDA remains constant and all cash and cash equivalents may be used to repay debt. In addition, we believe that the ability to take on additional debt is a critical factor that affects our success, as indebtedness may be required to make investments necessary to grow our business. We believe that our current financial leverage index, Net Debt to Adjusted EBITDA, reflects conservative leverage levels and the ability to incur additional debt if needed for extraordinary investment. Investors should be cautious in comparing our financial leverage index to that of other companies that report a similar ratio of debt to Adjusted EBITDA because Adjusted EBITDA in particular may be calculated differently from company to company, leading to financial leverage indexes that are not comparable. Accordingly, any such comparison may be misleading.

The following table sets forth our financial leverage index for the reported periods:

	2022	2021	2020
	(in millions of reais)
Total borrowing and derivatives (Notes 20 and 37)	4,462	3,398	1,879
Lease – Liabilities (Note 16)	12,832	9,064	8,379
Lease – Assets (Note 16)	(239)	(243)	(162)
Less: Cash and cash equivalents (Note 4)	(2,549)	(5,229)	(2,575)
FIC (Investment Fund) (Note 5)	(2,203)	(4,568)	(2,203)
Net debt (non-GAAP) (unaudited)	12,302	2,422	5,450
Adjusted EBITDA (non-GAAP) (unaudited)(1)	10,049	9,459	8,333
Financial leverage index (non-GAAP) (unaudited)	1.33	0.39	0.65

(1) The EBITDA reconciliation presented in the consolidated financial statements was presented in line with the restrictive clauses set forth in the BNDES’ financing contract mentioned in the note 21 to the consolidated financial statements.

A reconciliation of our profit for the year to Adjusted EBITDA, as well as a further explanation of the calculation of our financial leverage index, is also presented in Note 39 to our consolidated financial statements.

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

Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations (in presente value) as of December 31, 2022:

	Payments Due by Period as of December 31, 2022
	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
	(in millions of reais)
Total borrowings (post-hedge)(1)	1,369	1,497	773	822	4,462
Leases – IFRS 16(2)	2,136	2,729	1,721	3,970	10,556
Leasing (previous IAS 17 finance leases)	91	195	247	1,504	2,037
Total(3)	3,595	4,422	2,741	6,296	17,055

(1)	Considering the balances related to derivative financial instruments as of December 31, 2022.
(2)	Leases in which we, as the lessee, substantially hold all of the risks and benefits of ownership are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interest related to the leases is taken to statement of income as financial expense over the term of the contract.
(3)	Other than as set forth herein (see, for example, “Item 4. Information on the Company—B. Business Overview—Our Business”), we have no capital lease obligations, unconditional purchase obligations, or other long-term liabilities reflected on our balance sheet of our primary financial statements. Interest is not included in long-term debt since it is subject to variable interest.

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

SISTEL and TIMPREV

We and TIM Celular (which was merged into TIM S.A. in connection with the Reorganization) have sponsored a private defined benefit pension plan for a group of Telebrás system’s former employees, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

Given that in 1999 and 2000 the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans for each sponsoring company and the maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, we, like other companies, created in 2022, as a result of the former Telebrás system, the TIMPREV Pension Plan, a defined contribution pension plan meeting the most modern social security standards adopted by private companies, and enabling migration to this plan of the employee groups linked to SISTEL.

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

However, as not all of our employees have migrated to TIMPREV, the pension and health care plans deriving from the TELEBRÁS system listed below remain in force:

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

As happened with the Termo de Relação Contratual Atípica (“TRCA Plan”), the Company, until December 31, 2010, had understood that it was responsible for liabilities of PAMEC participants (health care plan) related to the Company. Based on a new understanding of its internal and external lawyers, the Company has changed its position. As a result, the liabilities previously recorded were written off.

In accordance with the rules established by NBC TG 33 (R2) - Benefícios a Empregados (IAS 19 – Employee Benefits) issued by the Federal Accounting Council - CFC and approved by CVM Deliberation 695/2012, after revoked by CVM Resolution 110/2022 (CVM Resoltution 110/2022), the plans having a surplus are not recorded by the Company, as it is impossible to recover these amounts. Furthermore, the amounts of contributions will not be reduced for future sponsors.

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

AES Telecom: Supplementary pension and pension plan's installment, administered by the CESP Foundation, which is the responsibility of the company, with a view to the acquisition of Eletropaulo Telecomunicações Ltda. (“AES Atimus”), succeeded by TIM Fiber SP LTDA, later incorporated into TIM Celular which was incorporated by us.

Medical care plan Fiber: Provision for maintenance of health plan as post-employment benefit to former employees of AES Atimus (as established in Law No. 9,656/98, articles 30 and 31), which was acquired and incorporated by TIM Celular and which was subsequently incorporated by us.

In 2022, contributions to the pension plans mentioned above totaled R$1.1 million, compared to R$1.2 million in 2021).

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

D.       Trend Information

COVID-19

The COVID-19 pandemic continued to have an impact throughout the 2022 financial year, as society and commerce slowly began to return to normality. Amid increased vaccination, the emergence of new variants of the virus until mid 2022, escalating inflation and rising interest rates, our business proved to be resilient in delivering solid results by late 2022.

In our view, the COVID-19 pandemic increased demand for connectivity and the telecommunications sector has taken advantage of it. As a result, we believe we can be considered a more resilient company, not only due to data consumption growth, but because we have been honing our market vision and execution capacity to create long-term value.

The extent to which the COVID-19 impacts our operations and our results will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and growth of the outbreak, new variants, new information, which may emerge concerning the severity of COVID-19 and the actions to contain the pandemic or treat its impact, among others. See “Risk Factors—Risk Relating to Our Business—We face various risks related to health epidemics, pandemics and outbreaks, such as COVID-19, which may have material adverse effects on our business, financial condition, results of operations and cash flows.”

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

Customer Base and Market Share

In the year ended December 31, 2022, our subscriber base increased 20.0% to 62.5 million customers, compared to 52.1 million customers in 2021, reflecting the addition of customers as a result of the Oi Transaction in April 2022. With respect to the composition of our customer base, the Postpaid segment accounted for 43.6% of our total subscriber base in the year ended December 31, 2022, compared to 43.9% from a year ago. The prepaid segment represents 56.4% of our customer base at the end of 2022, compared to 56.1% in 2021.

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

Among the initiatives put into place in 2022 that supported this performance, the following stand out the most; (i) the ongoing evolution of the volume-to-value approach, maintaining a high level of ARPU and upselling to our customer base; (ii) expansion of the network, consolidating TIM as having the largest mobile coverage in Brazil with the launch of 5G, which was made available in all of Brazil’s state capitals, and maintaining leadership in 4G; (iii) the solid execution of our ultra-broadband operation, with the rebranding of the service (TIM UltraFibra) and the expansion of fiber; (iv) the continuous advancement of our network and IT infrastructure; (v) the incessant pursuit of cost efficiency and investment efficiency despite the scenario of high inflation in the first half of the year; and (vi) the ongoing evolution of our customer platform strategy, materialized by partnerships in different verticals such as financial services, digital education, digital security and mobile advertising.

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

Average Monthly Revenue Per User (“ARPU”)

Mobile ARPU (Average Monthly Revenue Per User) was R$26.1 for the year ended December 31, 2022, a decrease of 0.9% as compared to the year ended December 31, 2021. The result reflects dilution from the addition of customers arriving from Oi which had a lower ARPU. These effects were partially offset in the fourth quarter of 2022 as a result of a customer base clean-up carried out in November of the silent lines that came from Oi. The segments’ ARPU, which excludes other mobile revenues and Customer Platform, decreased by 2.5% YoY in Postpaid (R$37.5) and increased by 1.1% YoY in Prepaid (R$13.1). We understand this is a relevant profitability metric that allows comparability with other peers in the telecommunication sector, calculated by dividing mobile services revenues by the average monthly customer base.

Competitive Environment

Brazil’s mobile telecommunications market is in a mature stage and remains subject to a competitive landscape, especially with the recent launch of the 5G ecosystem and the closing the sale and division of Oi's mobile assets among us, Vivo and Claro.

On April 20, 2022, jointly with Telefônica Brasil S.A. and Claro S.A., we announced the closing of our acquisition of the mobile assets of Oi Móvel S.A.’s (“Oi Móvel”). Following the closing, we began to integrate Oi’s customer network. In June, 2022, we concluded the “roaming like” phase of the integration, which is when customers arriving from Oi begin to access our network, in roaming mode, when coverage is otherwise not available, therefore offering them a better user experience. The next stage, which started in September 2022, was the beginning of the customers migration, which is being carried out in phases.

In alignment with our values of acting as an engine of growth and for the development of differentiated and quality services at fair and competitive prices, we purchased part of Oi’s mobile operation assets. With this strategy, we reinforced that we are looking for a more balanced and healthy competitive market; improving the quality and experience of service for our and Oi’s customers; obtaining synergies by improving asset utilization; optimizing our portfolio; strengthening our technological innovation and ensuring profitability for our shareholders.

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

Technological changes in the telecommunications field, such as the rapid development of 4G (LTE) and the expected growth of 5G in the coming years, may introduce additional sources of competition.

In order to provide mobile telecommunications services over additional bandwidth frequencies to accommodate these emerging technologies, Anatel auctioned licenses in November 4, 2021. Blocks were auctioned across four frequency bands: 700MHz, 2.3 GHz, 3.5GHz and 26GHz over a 20-year period. The 5G technology, offered mainly through the 3.5 GHz band and also through the 26 GHz band, was deployed across Brazilian state capitals between July and October of 2022. The 5G standard coverage will be expanded gradually, with a plan of reaching all Brazilian municipalities by December 31, 2029.

Through the 5G spectrum auction, in addition to the major market participants (Vivo, Claro and TIM) and established regional players (Algar Telecom and Sercomtel), new entrants secured licenses, which will boost investments, coverage and competition. There is also the 700MHz band of the spectrum and the remaining of the 2014 bid, that can still be leveraged to contribute to network capacity for all providers, especially for new entrants, since the winner of this auction (Winity Telecom) already made clear its intention to use its capacity to provide a neutral network (in August, 2022, Winity Telecom inked a wholesale contract with Vivo).

In addition to competition from other traditional mobile telecommunications service providers, the level of competition from landline service providers has increased, and it is possible it will continue to increase due to an aggressive attempt to attract subscribers away from mobile service based on price and package offers that bundle multiple offerings such as voice services (mobile and fixed), broadband and other services.

In recent years, a mixture of organic growth and strategic acquisitions was observed in the Brazilian broadband sector, resulting in the growth of the number of strong market participants, each eager to expand and strengthen their regional presence across the country. As the market is still fragmented, there is room for gains, which may continue to induce interest from other groups to undertake a similar strategy (such as regional providers continuing to add new acquisitions to their post-IPO portfolio by acquiring smaller ISPs to complement their existing footprint). One of the main opportunities for ISPs in the mobile market will be for ISPs to leverage their current broadband customer base with bundle offers combining their existing broadband offering with mobile offerings that utilize the mobile neutral network.

There is also competition from other services outside the telecommunications industry, such as the global and local OTT providers who offer content and services based on the Internet, including voice calls and messaging without paying for network infrastructure. OTT applications have become so important to customers that in many cases they are bundled as free services by mobile operators. OTT communication apps have a business model that demand increased network traffic, but telecommunications companies are the ones required to finance and undertake the network infrastructure investment required to address the increased Internet traffic which comes from OTT applications.

In line with our growth strategy of services beyond connectivity, we launch ourselves into new markets with their own unique competitive environments. As such, this new approach of being an orchestrator of a digital partners ecosystem requires us to develop new capabilities and agility to adapt to new markets.

E.       Critical Accounting Estimates

For information about our critical accounting estimates, see our audited consolidated financial statements included elsewhere in this annual report.

Item 6.	Directors, Senior Management and Employees

A.       Directors and Senior Management

Board of Directors

We are administered by a Board of Directors (Conselho de Administração) and a Board of Statutory Officers (Diretoria), which are overseen by a Fiscal Council (Conselho Fiscal). The Board of Directors has four special advisory committees: the Statutory Audit Committee (Comitê de Auditoria Estatutário), the Compensation Committee (Comitê de Remuneração), the Control and Risks Committee (Comitê de Controle e Riscos) and the Environmental, Social & Governance Committee (“Comitê de Environmental, Social & Governance”), all composed only of members of the Board of Directors. The Statutory Audit Committee is composed of independent members of the Board of Directors.

Directors’ duties and responsibilities are determined by Brazilian law, our By-laws (Estatuto Social) and our Disclosure and Corporate Governance Policy (Política de Divulgação/Negociação e Diferenças de Governança Corporativa da NYSE), as determined by CVM Resolution 44/2021. The Board of Directors is composed of five to nineteen members, each serving for a two-year term with the possibility of re-election. All decisions taken by our Board of Directors are recorded in the board’s minute books. The Board of Directors shall meet regularly at least six (6) and up to twelve (12) times per year, and whenever called for a special meeting by its Chairman, by any two Directors or by our Chief Executive Officer. The chairman of the Board of Directors may also invite, at his discretion, any of our key employees to the Board of Directors’ meetings, in order to discuss any relevant corporate matter.

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

The following are the current members of the Board of Directors and their respective titles, whose terms of office will be valid until the annual shareholders’ meeting to be held in 2023:

Name	Title	Date of Birth	Date Appointed
Nicandro Durante	Chairman	September 13, 1956	March 30, 2023
Claudio Giovanni Ezio Ongaro	Director	July 11, 1968	March 30, 2023
Alberto Mario Griselli	Director	April 24, 1969	March 30, 2023
Herculano Aníbal Alves	Director	February 27, 1953	March 30, 2023
Elisabetta Paola Romano	Director	April 1, 1963	March 30, 2023
Gesner José de Oliveira Filho	Director	May 17, 1956	March 30, 2023
Flavia Maria Bittencourt	Director	January 15, 1970	March 30, 2023
Michele Valensise	Director	April 3, 1952	March 30, 2023
Michela Mossini	Director	September 29, 1968	March 30, 2023
Adrian Calaza	Director	March 8, 1967	March 30, 2023

Mrs. Flavia Maria Bittencourt, Mr. Herculano Alves, Mr. Gesner Filho and Mr. Nicandro Durante are qualified as independent directors according to Brazilian independence standards. They were re-elected at the annual shareholders’ meeting held in 2023.

Set forth below are brief biographical descriptions of the members of our Board of Directors:

Nicandro Durante. Mr. Durante is a Brazilian and Italian citizen, born in September 1956, with a bachelor’s degree in Business Administration issued by Pontifical Catholic University (Pontifícia Universidade Católica), Brazil. With almost forty years of experience in the tobacco industry, since 2011 Mr. Durante has served as Chief Executive Officer at British American Tobacco, where he has held several top management positions during the past decades, including Corporate Chief Financial Officer, Regional Director, Executive Director, Chief Operating Officer. Mr. Durante Chief Executive Officer of Reckitt Benckiser, a leading company in the health and care industry, and Chairman of TIM S.A.’s Board of Directors, Compensation Committee and Environmental, Social & Governance Committee.

Claudio Giovanni Ezio Ongaro. Mr. Ongaro is an Italian citizen, born in Milan, Italy, with a University Degree in Electronic Engineering awarded in 1993 by Politecnico di Milano, Milan Italy. Mr. Ongaro carried out his career in the telecommunications sector, holding managerial roles both in Italy and abroad, mainly in the United Kingdom, South America, Greece and the Middle East. In particular, he began his career in 1995 in Omnitel Pronto Italia by participating in the founding of the company with roles of increasing responsibility within the network. After an experience in the infrastructure services market, in 2003 he worked in Cable & Wireless as Group Technical Director of Mobile and, subsequently, as Senior Director of Strategy. In 2007, he joined the Orascom Group, initially in the wireless broadband field and later in the subsidiary Wind Hellas as Chief Strategy Officer and Chief of Fixed Business. From 2010 he worked in Wind Telecomunicazioni as Head of Strategy and M&A and subsequently, following the merger with H3G in 2016, in WindTre as CEO Office Director, responsible for coordinating the company's main strategic projects. He joined TIM Group in 2019. On December 2021, he was appointed Chief Strategy & Business Development Officer at TIM S.p.A., whilst maintaining his previous responsibility as Head of Wholesale Market.

Alberto Mario Griselli. Mr. Griselli holds a degree in Electronic Engineering from La Sapienza University in Rome and an MBA in finance from Columbia University. With more than 20-years’ experience in the telecom sector, he held relevant positions such as Vice President for LatAm at TIM, a global provider of mobile engagement solutions for telecommunication operators, and Chief Executive Officer for Brazil at Value Partners, a management consulting global firm. Across his professional career, Mr. Griselli worked in most of the aspects critical to companies’ performance, with projects ranging from strategic planning to customer segmentation, value proposition definition, offer design, pricing and promotions, go-to-market approach and customer experience. Mr. Griselli took office as Chief Revenue Officer of TIM Participações and TIM S.A. on July 30, 2019 and Chief Executive Officer of TIM S.A. on January 31, 2022. On January 31, 2022, he was appointed as our CEO. On February 1, 2023, he assumed the roles on an interim basis as Investor Relations Officer and Chief Financial Officer, the latter of which he held until a replacement was appointed on February 27, 2023.

Herculano Aníbal Alves. Mr. Alves has developed his professional career in the financial market and has acted as an executive in companies of the Bradesco Group, ABN AMRO Bank, Unibanco and Banco Bozzano Simonsen. He is currently a member of the Fiscal Councils of Cielo, Grendene, alternate member of the Fiscal Council of Gerdau S.A., and of the Financial and Risks Committee of Marfrig. He is also a Board member of TIM S.A. and of its advisory committees, namely, the Statutory Audit Committee (as Financial Expert) and the Control and Risks Committee. He holds a bachelor’s degree in Economics from PUCSP and a master’s degree from the School of Business Administration of São Paulo at Fundação Getulio Vargas (EAESP/FGV), with an extension course at Kellogg. His academic training also includes executive education in Risk, Compliance and Governance by the Risk University of KPMG.

Elisabetta Paola Romano. Ms. Romano is an Italian citizen, born in Milan, Italy, with a Master in Computer Science from the University of Salerno – Fisciano (Italy) in 1987. She has over 30 years of experience in the industry of telecommunications, information technology and media, in the United States and Europe. Before being appointed, on July 1, 2018, Chief Technology Officer, at Telecom Italia S.p.A., Ms. Romano developed her career at Ericsson Group, where she worked from 1998 through 2018, holding various top management positions. She was honored as one of the 2017 Top 50 Women in Technology by the National Diversity Council. From November 2019 to August 2020 Ms. Romano has been Chief Innovation & Partnership Officer in TIM S.p.A. From July 2020 to October 2022, she has been Chief Executive Officer of Telecom Italia Sparkle S.p.A. Since October 2022 she is the Chief Network, Operations & Wholesale Office of Telecom Italia S.p.A. Ms. Romano has been a member of TIM Participações S.A.’s Board of Directors from March 2019 to August 2020. Since August 2020 Ms. Romano has been a member of TIM S.A.’s Board of Directors.

Gesner José de Oliveira Filho. Mr. Oliveira is a partner of GO Associados and Professor of Economics at Getulio Vargas Foundation. He has been certified as a Member of the Audit Committee (CCoAud and IBGC) by the Brazilian Institute of Corporate Governance obtained on December 10, 2020. His expertise includes public and private entities. At present, he is a member of TIM S.A.’s Board of Directors and of its advisory committees, namely, the Statutory Audit Committee, as its Coordinator, and of the Control and Risks Committee and of the Environmental, Social & Governance Committee. He is also a member of the Board of Directors of Braskem and Coordinator of the Statutory Compliance and Audit Committee, Chairman of the Board of Directors of Estre Ambiental, as well as a member of the Self-Regulation Council of FEBRABAN. His previous experience in Boards included being a member of the Board of Uber, Usiminas, Sabesp, CESP, Nossa Caixa and Varig. In addition, Mr. Gesner currently participates, on a pro bono basis, in the Brazilian Institute of Ethics in Competition (ETCO), Centro de Integração Empresa Escola (CIEE), and member of the Advisory Board of Climate Policies and Actions of the Executive Secretariat for Climate Change (SECLIMA), of the Municipal Government Secretariat of the city of São Paulo. His previous positions include being the CEO of Sabesp – Companhia de Saneamento Básico do Estado de São Paulo (2007-11), one of the largest water companies in the world; President of CADE, the federal antitrust authority (1996-2000); Deputy Secretary for Economic Policy (1993-95) and Secretary for Economic Monitoring (1995), both at the Ministry of Finance. He received his PhD in Economics from the University of California (Berkeley), his Master’s degree from the University of Campinas and Bachelor’s degree from the University of São Paulo. He has worked as a private consultant since the 1990s and published several books and articles in national and international journals. His work has focused on competition policy, macroeconomics and infrastructure which are related with his experience at CADE, Ministry of Finance and Sabesp, respectively. He recently won the Jabuti Award for his book Nem Negacionismo, Nem Apocalipse – Economia do meio ambiente: uma perspectiva brasileira.

Flavia Maria Bittencourt. Mrs. Bittencourt holds a B.S. degree in Chemical Engineering from UFRJ, an Executive MBA from Fundação Dom Cabral and other certificates from London Business School and INSEAD. Mrs. Bittencourt has a vast professional experience in different roles and industries, such as 8 years in Banking, 10 years in Telecom, and 3 years in Private Equity. Starting in 2013, she was the CEO for Sephora Latin America, and, since September 2021, she is the CEO of Adidas Latin America. Until 2019, she was an independent board member of Marisa Lojas S.A., and currently holds the position of board member, both at BRF S.A. since April 2020, and at Grupo Oncoclínicas since 2021. Mrs. Bittencourt was an independent member of TIM Participações S.A.’s Board of Directors and Statutory Audit Committee from July 2019 to August 2020. Since 2020, she has been an independent member of TIM S.A.’s Board of Directors and Statutory Audit Committee.

Michele Valensise. Mr. Valensise, Italian citizen, born in Polistena, Italy, with a degree in Law by University of Rome – La Sapienza. After various assignments at the Italian Ministry of Foreign Affairs and abroad (Brazil, Germany, Lebanon, European Union), he was appointed Head of the Press Service, Spokesman and Chief of Staff of the Minister of Foreign Affairs. He was assigned as Italian Ambassador to Sarajevo, Brasilia and Berlin. From 2012 to 2016, he was Secretary-General of the Farnesina. In addition, he was a Member of the Board of Directors of Astaldi S.p.A. until April 2021 and is currently a Member of the Board of Directors of Webuild S.p.A. Since 2017 he has been Chairman of the German-Italian Centre for the European Dialogue (Villa Vigoni) holding a close relationship with Germany. He is an editorialist of the Italian newspaper “La Stampa” and of “Huffington Post”. From May 2018 to March 2021, he was member of the Board of Directors and member of the Nomination and Remuneration Committee and of the Control and Risk Committee of Telecom Italia S.p.A and he is currently member of the Board of Directors and of the Control and Risks Committee and Compensation Committee of TIM S.A.

Michela Mossini, Ms. Mossini holds a degree in Economics issued by the University of Rome “La Sapienza”. She has over 20 years of experience in the communications industry. After gaining experience working at Enel (Italy's largest energy provider), she developed her career at Telecom Italia S.p.A., Italy’s incumbent and largest provider of telecommunications services, where she held positions of increasing responsibility in the administration and control area, with a focus on planning and control activities. From September 2021 to December 2021 she was Chief Financial Officer of Telecom Italia Sparkle, a subsidiary of Telecom Italia offering a full range of ICT solutions, global connectivity, services and resources to enterprises, Internet service providers, OTTs, media and content players, application service providers, as well as fixed and mobile operators. In December 2021, she was appointed Head of Group Planning and Control at Telecom Italia S.p.A.

Adrian Calaza. Mr. Calaza holds a degree in business administration from the University of Belgrano and holds an MBA in Management and Business Administration from the University of CEMA. With extensive experience in the telecommunications industry, Mr. Calaza was elected Chief Financial Officer of Telecom Italia S.p.A. on March 1, 2022. Before that, he held the position of Chief Financial Officer of ARCOR Group since August 2021 and, since September 2016, as Chief Financial Officer of TIM Participações (now TIM S.A.). Prior to that, he served as Chief Financial Officer at Telecom Argentina from 2009 to 2016, where he was also Corporate Administrative Services Manager from 2007 to 2009. Previously, Mr. Calaza held various executive positions, including Capital Expenditures and Control Manager at TIM Participações from 2006 to 2007, Chief Financial Officer at Telecom América Latina S.A. from 2004 to 2005 and Chief Financial Officer at Entel S.A. from 2000 to 2004. Mr. Calaza joined the Telecom Italia Group in January 1999, where he held various positions, including Chief Financial Officer of Entel S.A. in Bolivia, a subsidiary of the Telecom Italia Group, and Corporate Chief Financial Officer of Telecom América Latina S.A. in Brazil.

Board of Statutory Officers

Pursuant to our By-laws, our Board of Statutory Officers (the members of which we also refer to as our Statutory Officers) is comprised of at least three and no more than twelve members, who may or may not be shareholders. The title of the members of our Board of Statutory Officers shall be as follows: (1) Chief Executive Officer, (2) Chief Financial Officer, (3) Investor Relations Officer, (4) Business Support Officer, (5) Regulatory and Institutional Affairs Officer, (6) Legal Officer, and (7) People, Culture & Organization Officer. Each member of our Board of Statutory Officers, who serve two-year terms of office (with re-election permitted) may be elected or dismissed by our Board of Directors at any time and with no cause.

The following are the current members of the Board of Statutory Officers and their respective titles, whose terms of office will remain valid for two years from the date of appointment.

Name	Title	Date of Birth	Date Appointed
Alberto Mario Griselli	Chief Executive Officer and interim Investor Relations Officer	April 24, 1969	March 31, 2023
Andrea Palma Viegas Marques	Chief Financial Officer	July 1, 1971	March 31, 2023
Bruno Mutzenbecher Gentil	Business Support Officer	January 20, 1969	March 31, 2023
Mario Girasole	Regulatory and Institutional Affairs Officer	June 8, 1968	March 31, 2023
Fabiane Reschke	Legal Officer	June 5, 1970	March 31, 2023
Maria Antonietta Russo	People, Culture & Organization Officer	September 19, 1972	March 31, 2023

Brief biographical descriptions of our statutory officers are set forth below.

Alberto Mario Griselli. See “—Board of Directors.”

Andréa Palma Viegas Marques. Mrs. Marques is a senior executive with more than 20 years of experience in the financial sector working in national markets and multinational companies headquartered in the United States, Mexico, Italy and the United Kingdom. Mrs. Marques has a degree in Business Administration from Cândido Mendes University, and a Master of Business Administration from Ibmec.

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

Mario Girasole. Mr. Girasole holds a PhD in Economics from the university of Perugia and a Laurea Magistralis in Economics from University LUISS (Rome). He also has an LL.M. in International Business Law (London), Master in Competition Policy, in International Commerce and Contemporary Economic History, and executive education at London Business School (Finance), Harvard School of Government, Columbia Business School (Advanced Management Program) and INSEAD (International Directors Programme and Advanced Corporate Finance). He joined TIM in 1997, for the regulatory and pricing area, in Rome. From 2000 to 2003, he headed, in Brussels, the TIM Group relations with the institutions of the European Union, and was appointed to the position of Deputy-Chairman of the European Mobile Sector (GSM Europe). Starting from 2004, he was Head of Public and Regulatory Affairs at Telecom Italia America Latina and at TIM Brasil. During this period, he was appointed also as Director of Entel Bolivia and Alternate Director of TIM Participações Mr. Girasole is the Regulatory and Institutional Affairs Officer of the Company since January 2009. Since 2012, he runs also the Press Relations and the ESG departments, and since 2014 he is Chairman of TIM Institute and since 2017 he is CEO of the holding TIM Brasil Serviços e Participações. He has been acting as member of the Boards and Councils of national and international entities, including Conexis, GSM Latin America, Italo-Brazilian Chamber of Commerce and the Brazilian Institute for Competition Studies (Instituto Brasileiro de Estudos da Concorrência), or IBRAC. Mr. Girasole was awarded as Knight (2014) and Officer (2018) of the Order of the Star of Italy by the President of the Italian Republic “for promoting friendly relations and co-operation with other countries and ties with Italy.” In Brazil, he was awarded the Peacemaker Medal and the Medal of the Army by the Ministry of Defense (2018) and as an Officer of the Order of Rio Branco (2022) by the Ministry of Foreign Affairs.

Fabiane Reschke. Ms. Reschke graduated with a Law degree from Pontifícia Universidade Católica do Rio Grande do Sul in 1993. She has over 20 years of experience in legal department management, 3 years of experience in the broadcasting industry, 13 years of experience in telecommunications and 8 years of experience in the insurance industry. From 1997 to 2000, she was a lawyer for Grupo RBS de Comunicações. Between 2000 and 2007, she served as a Legal Director of Terra Networks Brasil S.A., an Internet access provider of the Telefónica Group. Between 2008 and 2011, she was a Legal Director at Telefónica Brasil S.A. and Vivo S.A. Between 2011 and 2013, she was a Legal Director at SulAmérica S.A. From 2013 to 2015, she was Chief of Staff of the Presidency of Telefónica S.A. and from 2016 to 2022 she was Legal Director, Institutional and Governmental Relations at SulAmérica S.A.

Maria Antonietta Russo. Ms. Russo is Italian, graduated in labor psychology and organization, management and human resources at Sapienza Università di Roma, and holds a master degree in labor psychology and organization, management and human resources from the Scuola Romana di Psicologia del Lavoro e dell´Organizzazione. Ms. Russo has served in several executive positions at Telecom Italia Group, starting her career in the area of people management at TIM Italia. She worked from 2004 to 2007 at TIM Brasil, first in the management area and then as Director of Development and Education. Since 2007 she has held various positions at TIM Italia including, most recently, head of development for Group companies from 2010 to 2012, head of Training from 2012 to 2014, head of development and new capabilities from 2014 to 2016, head of people development and education from 2016 to 2018 and regional head of human resources from 2018 to 2019.

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

The following are the current members of our Statutory Audit Committee:

Name	Date of Birth	Date Appointed
Flavia Maria Bittencourt	January 15, 1970	March 31, 2023
Gesner José de Oliveira Filho (Coordinator)	May 17, 1956	March 31, 2023
Herculano Aníbal Alves(*)	February 27, 1953	March 31, 2023

(*)	Audit committee financial expert.

The Statutory Audit Committee was created and its first members appointed at the TIM Participações S.A.’s shareholders’ meeting held on December 12, 2013, in accordance with Rule 10A-3 under Section 301 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and CVM Resolution 23/2021. The Statutory Audit Committee’s internal regulations were approved at TIM Participações S.A.’s the Board of Directors meeting held on December 23, 2013. After the merger of TIM Participações S.A. into the Company, the Statutory Audit Committee was created and approved by the Company at our shareholders’ meeting held on July 29, 2020.

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

The Statutory Audit Committee’s general duties and responsibilities under Brazilian corporate law, our By-laws and its internal rules, include: (i) issuing its opinion on the hiring and dismissal of the independent auditor responsible for the audit services on the financial statements, as well as any other services, whether or not they are audit services; (ii) analyzing the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the independent auditors; (iii) supervising the activities of the independent auditors with the purposes of assessing their independence, the quality and the adequacy of the services provided to the Company, including, to the extent allowed by the legislation, assisting in the solution of any divergences between the management and the independent auditors with respect to the presentation of the financial statements; (iv) supervising the activities performed by the internal audit, analyzing, for such purpose, the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the internal auditors; (v) supervising and analyzing the effectiveness, quality and integrity of the internal control mechanisms, in order to, among other things, monitor compliance with provisions related to: (a) presentation of the financial statements, including the quarterly financial information and other interim statements; and (b) the information and measurements disclosed based on adjusted accounting data and on non-accounting data, which add elements that are not provided for in the structure of the usual reports of the financial statements; (vi) to have tools for receiving and treatment of information about non-compliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and codes, including provision for specific procedures to protect the provider and confidentiality of information; (vii) analyzing whistleblower reports, anonymous or otherwise, related to any accounting, internal controls or audit matters, received by the Company, as well as suggesting the measures that may be taken; (viii) examining, assessing and issuing its opinion, previously, on whether the agreements to be executed between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, comply with the standards normally adopted in the market in transactions of the same nature between independent parts, based on the material submitted by the Company's management, and the Statutory Audit Committee may request additional clarifications or opinions of independent third parties, whenever it deems necessary; (ix) preparing summarized annual report, to be presented together with the financial statements, containing the description of: (a) its activities, the results and conclusions reached and the recommendations made; and (b) any situations in which there are significant divergences among the Company's management, the independent auditors and the Statutory Audit Committee with respect to the Company's financial statements; (x) assessing and monitoring the risk exposures of the Company, being authorized to request detailed information on policies and procedures related to: (a) the compensation of the management; (b) the use of the Company's assets; and (c) the expenses incurred on behalf of the Company; (xi) evaluating, monitoring and recommending to the Management the correction or improvement of the Company's internal policies, including the policy of transactions with related parties; and (xii) evaluating the quarterly information, interim statements and financial statements.

Fiscal Council

The current composition of the Fiscal Council consists of two members elected by our controlling shareholder and one member elected by the minority shareholders. The following are the current members of our Fiscal Council, whose terms of office will be valid until the annual shareholders’ meeting held in 2024:

Name	Date of Birth	Date Appointed
Walmir Urbano Kesseli (Chairman)	August 28, 1959	March 30, 2023
Anna Maria Cerentini Gouvêa Guimarães	September 19, 1956	March 30, 2023
Elias de Matos Brito	July 28, 1965	March 30, 2023

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

Compensation Committee

The Compensation Committee was established by the TIM Participações S.A.’s Board of Directors on September 30, 2008 and, after the merger into the Company, by its shareholders’ meeting on July 29, 2020 to: (1) prepare proposals for our Board of Directors regarding allotment of the overall annual remuneration approved by general shareholders’ meeting; (2) provide our Board of Directors with proposals concerning the remuneration of our statutory officers; (3) evaluate the compensation criteria of our statutory officers; (4) monitor the performance of the decisions taken by management and our policies relating to senior executive compensation; and (5) analyze other matters concerning the compensation of our members, as delegated by the Board of Directors.

The members of our Compensation Committee are appointed and dismissed by our Board of Directors. The Compensation Committee shall be composed of at least three (3) and at the most five (5) members, all elected by the Board of Directors.

The following are the current members of our Compensation Committee:

Name	Date of Birth	Date Appointed
Nicandro Durante (Chairman)	September 13, 1956	March 31, 2023
Claudio Giovanni Ezio Ongaro	July 11, 1968	March 31, 2023
Michele Valensise	April 3, 1952	March 31, 2023

Control and Risks Committee

The Control and Risks Committee was established by the TIM Participações S.A.’s Board of Directors on September 30, 2008 and, after the merger into the Company, by its shareholders’ meeting on July 29, 2020, tasked with the following responsibilities: (i) recommending internal control measures to be adopted by the Board of Directors establishing the specific authority of the Board of Statutory Officers and the limits of such specific authority, subject to the provisions of the By-laws, as well as deciding on the assignment of new functions to the Directors; (ii) monitoring the Company’s compliance with our corporate governance policy and periodically updating the same; (iii) without prejudice to the competence of the Board of Directors, recommending procedures for better supervision of the management of the Directors; (iv) acknowledging the internal audit work plan reviewed by the Company’s Statutory Audit Committee in accordance with the Company’s By-laws; (v) approving the compliance department’s work plan and monitoring compliance with the same; (vi) reviewing and evaluating periodic reports issued in accordance with the internal control and risk management system by the internal audit department and the compliance department and, in connection with the same, requesting that the internal audit department review specific operational areas or that the compliance department develop new procedures; (vii) requesting information from the Board of Statutory Officers regarding specific processes or issues of the Company and/or its subsidiaries, whenever it deems appropriate; (viii) supervising and monitoring issues related to the social responsibility of the Company, aiming at the sustainable development of the Company and/or its subsidiaries, and monitoring the Company’s compliance with the principles established in our Code of Ethics and Conduct; and (ix) analyzing any other matters related to the internal control of the Company as are delegated by the Board of Directors.

The members of our Control and Risks Committee are appointed and dismissed by our Board of Directors. The Control and Risks Committee shall be composed of at least three (3) and at the most five (5) members, all elected by the Board of Directors. The following are the current members of the Control and Risks committee:

Name	Date of Birth	Date Appointed
Herculano Aníbal Alves (Chairman)	February 27, 1953	March 31, 2023
Gesner José de Oliveira Filho	May 17, 1956	March 31, 2023
Adrian Calaza	March 8, 1967	March 31, 2023
Michele Valensise	April 3, 1952	March 31, 2023
Michela Mossini	September 29, 1968	March 31, 2023

Environmental, Social & Governance Committee

The Environmental, Social & Governance Committee was established by our Board of Directors on December 10, 2020 to: (i) evaluate the plan and general strategy of the Company’s ESG plan (“ESG Plan”) that will consolidate the ESG action plans, projects, proposals and initiatives, and how they may be organized and integrated into the internal processes and organizational structures for implementation of the ESG Plan by the Company, in line with the best practices of the market and the legislation in force; (ii) review the goals and indicators panel of the Company’s ESG Plan, and recommend its approval by the Board of Directors; (iii) to follow up and routinely monitor the execution of the ESG Plan and its indicators; (iv) in the course of the monitoring described in item (c) above, inform the Board of Directors and the Statutory Audit Committee (“CAE”) and the Control and Risks Committee (“CCR”), as the case may be, of situations involving ESG topics and approaches with potential impact on the Company’s image, reputation and equity; (v) request to the Company’s management, through its Chief Executive Officer, for any risk analysis or opportunities in the ESG area, whenever deemed necessary and appropriate for the effort of preventive performance or for the proper management of environmental, social and governance issues; (vi) recommend to the Board of Directors the approval of corporative norms and procedures related to ESG issues, as well as the adoption of actions for their disclosure and for monitoring their compliance; (vii) review the ESG reports, institutional communications and initiatives with public repercussion regarding the environmental, social and governance issues, and to recommend and suggest changes and possible improvements to the Board of Directors; (viii) recommend adherence or continuity in national or international “Protocols”, “Principles”, “Agreements”, “Pacts”, “Initiatives” and “Treaties”, directly or indirectly related to ESG; (ix) recommend to the Board of Directors, whenever deemed necessary, development or improvement programs to the management’s members, executives or employees, in order to provide training and disseminate knowledge in the ESG area; and (xi) recommend the adoption of actions to strengthen the ESG culture in the Company.

The members of our Environmental, Social & Governance Committee are appointed and dismissed by our Board of Directors. The Environmental, Social & Governance Committee shall be composed of at least three (3) and at the most five (5) members, all elected by the Board of Directors.

The following are the current members of our Environmental, Social & Governance Committee:

Name	Date of Birth	Date Appointed
Nicandro Durante (Chairman)	September 13, 1956	March 31, 2023
Claudio Giovanni Ezio Ongaro	July 11, 1968	March 31, 2023
Alberto Mario Griselli	April 24, 1969	March 31, 2023
Gesner José de Oliveira Filho	May 17, 1956	March 31, 2023
Michela Mossini	September 29, 1968	March 31, 2023

B.       Compensation

At our annual shareholders’ meeting held on March 30, 2023, our shareholders voted on the aggregate amount of approximately R$78.2 million to our statutory officers, approximately for a total annual compensation of R$3.0 million to our committees’ members, approximately R$0.6 million to our fiscal council’s members and approximately R$4.9 million as compensation to our Board of Directors during 2023. The statutory officers’ and directors’ compensation is composed of fixed remuneration, benefits, bonuses, short-term incentives and participation in long-term incentive plans. Accordingly, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our officers and directors during 2023. The aggregate compensation to our statutory officers in the year ended December 31, 2022, including fixed remuneration, benefits, bonuses, short-term incentive and long-term incentive plans, was approximately R$69.6 million considering INSS (approximately R$65.2 million without INSS).

Our statutory officers and other managers are eligible to receive a short-term incentive (Management by Objectives, or MBO) bonuses. The general criteria for the MBO bonus are approved by our Board of Directors and provide that eligible statutory officers and other managers may receive an amount calculated based on the organizational roles and certain pre-established performance targets.

Some key officers are also eligible to participate in a long-term incentive plan. The 2021 program has a duration of three years. The general criteria for the program are approved by our Board of Directors and provide that eligible participants may receive shares in part through the achievement of long term strategic goals (or so-called performance shares) and in part by remaining employed with us until the completion of the vesting period (or so-called restricted shares).

For the year ended on December 31, 2022, each member of our Board of Directors received annual compensation an average of R$1.0 million considering INSS (R$0.9 million without INSS) and each member of our Fiscal Council received annual compensation of R$0.2 million considering INSS (R$0.2 million without INSS), paid pro rata according to each member’s time of service on such body.

C.       Board practices

See “—A. Directors and Senior Management” and “—B. Compensation.”

D.       Our Employees

On December 31, 2022, we had 9,406 full-time employees. We do not employ a significant number of temporary employees. The following tables show a breakdown of our employees as of December 31, 2022, 2021 and 2020.

	As of December 31,
	2022	2021	2020
Network & Information Technology	2,189	2,191	2,358
Sales and marketing	3,801	3,550	3,665
Customer care	2,060	2,075	1,887
Support and other	1,356	1,521	1,511
Total number of employees	9,406	9,337	9,421

For the year ended on December 31, 2022, we undertook some important changes. Since the worst periods of COVID-19 restrictions had passed, our stores could return to operating with maximum capacity, increasing the number of employees working in the sales areas. On the other hand, some support activities were revised and passed through Business Process Outsourcing (BPO). Most of our employees impacted by this process were moved internally to other areas, that are now responsible for those activities.

All employees are represented by state unions affiliated with the following federations: National Federation of Telecommunications Workers, Interstate Federation of Telecommunications Services Researchers and Workers, and the FREE Federation. We annually negotiate a new collective agreement and profit-sharing program with the above mentioned federations and unions. Management believes that our relationships with our workforce are satisfactory. We have not experienced a work stoppage in our operations.

Employee Benefit Pension Plans

We and our former subsidiaries have defined benefit and defined contribution plans in place.

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

Due to corporate reorganizations, we assumed responsibility for the pension plans of all of our former subsidiaries.

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

Share-Based Compensation Plan

We operate share-based compensation plans, which in our previous plan consisted of share-based incentives and which in our new plan consists of performance shares and/or restricted shares, under which we receive the services of certain employees in consideration for equity granted. The fair value of the employee’s services is recognized as an expense, with a compensating entry to capital reserves, and are determined by reference to the fair value of the options granted. Non-market-related vesting conditions are included in the assumptions underlying the number of option/shares which will vest. The total expense amount is recognized during the period over which the rights vest, when specific vesting conditions should be fulfilled. On the balance sheet date, the entity reviews its estimates regarding the number of options/shares which will vest, based on the non-market-related vesting conditions. It recognizes the effect of this review of initial estimates, if any, in the statement of income, with a corresponding adjustment to the capital reserve.

Amounts paid to employees, net of any directly attributable transaction costs, are credited to capital reserve and share issuance premium reserve, if applicable, when options are exercised or shares are granted.

E.       Share Ownership

As of December 31, 2022, our board members, fiscal council members and statutory officers, owned, in the aggregate, 925,495 common shares, which represented 0.01% of our common shares outstanding. Accordingly, each of our directors or statutory officers beneficially owns less than one percent of outstanding common shares.

Some key officers are also eligible to participate in a long-term incentive plan (share-based incentives plans) for which compensation is based on performance targets for our share price, as further described in “—B. Compensation” and “—D. Our Employees—Share-Based Compensation Plan.”

F.       Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

Item 7.	Major Shareholders and Related Party Transactions

A.       Major Shareholders

The following table sets forth information relating to the ownership of common shares by TIM Brasil and our officers and directors, as of December 31, 2022. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares.

Name of owner	Common Shares Owned	Percentage of Outstanding Common Shares
TIM Brasil Serviços e Participações S.A.	1,611,969,946	66.59%
All our officers and directors as a group*	925,495	0.01%
Total	1,612,895,441	66.60%

*	Represents less than 1%.

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

As of December 31, 2022, there were 79,748,710 common shares represented by ADSs. As of such date, the number of common shares represented by ADSs represented 3.3% of our total capital.

TIM Brasil is a publicly held category B company, wholly owned Brazilian subsidiary of Telecom Italia Finance, which in turn is a wholly owned Dutch subsidiary of Telecom Italia. Telecom Italia is a corporation organized under the laws of the Republic of Italy. In turn, the single largest shareholder of Telecom Italia is Vivendi, which is able to exercise significant influence over Telecom Italia. See “Item 4. Information on the Company—C. Organizational Structure.”

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

Significant Changes in Percentage Ownership of Principal Shareholders

None.

Shareholders’ Agreements

None.

B.       Related Party Transactions

As of December 31, 2022, we did not owe to our affiliates any amounts arising out of outstanding inter-company loans. We had assets and liabilities in amounts of R$45 million and R$251 million, respectively, as of December 31, 2022 with companies of the Telecom Italia Group (see Note 37 to our consolidated financial statements).

Guarantees of Obligations of our Subsidiaries

For more information on our guarantees of obligations of our subsidiaries, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds—Financial Contracts.”

Agreement between Telecom Italia and TIM S.A.

At the annual and extraordinary shareholders’ meeting held on March 30, 2023, our shareholders voted on an extension of the Cooperation and Support Agreement, originally executed on May 3, 2007 with Telecom Italia, for an additional 12-month period until April 30, 2024. The purpose of this agreement was to enable us, to benefit from Telecom Italia’s internationally recognized expertise, built throughout years of operation in more mature and developed markets. The cooperation and support activities to be performed by the parties will be focused on adding value to our operations through:

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

The extended term of the agreement provides for a total price cap of €7.9 million. The price cap represents the maximum consideration to be paid by us for all the services and support rendered by Telecom Italia during 2023 and 2024 under the agreement.

C.       Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.       Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We are subject to judicial and administrative proceedings, including civil, criminal, labor, tax and regulatory claims covering a wide range of matters that arise in the ordinary course of business. We adopted a policy of analyzing each such proceeding and making a judgment as to whether a loss is probable, possible or remote. We make accruals for legal proceedings that we are party to when we determine that losses are probable and can be reasonably estimated. For civil (non-consumer), labor, tax and regulatory proceedings where risk of loss has been classified as possible, there is no provision made and these proceedings are not expected to have a material adverse effect on our business or financial condition. Our judgment is always based on the opinion of our legal advisers. Accrual balances are adjusted to account for changes in circumstances for ongoing matters and the establishment of additional accruals for new matters. While we believe that the current level of accruals is adequate, changes in the future could impact these determinations.

In this annual report on Form 20-F, we disclose in detail those legal proceedings which we and our legal advisors have determined to be material, along with overall summaries and the aggregate value of our legal proceedings where risk of loss is probable. See Note 25 to our consolidated financial statements.

Consumer Lawsuits

As of December 31, 2022, we are party to consumer lawsuits at the judicial and administrative levels where an amounting to R$179,132 thousand (R$150,881 thousand as of December 31, 2021) was accounted for. These lawsuits generally relate to questions regarding alleged improper billing, contract cancellation, quality of services and undue restriction.

PROCON and Other Consumer Actions

We are involved in judicial and administrative proceedings brought by the Brazilian Consumer Protection Agency (which is composed, among other entities, by Procons – Fundação de Proteção e Defesa do Consumidor), and various state public prosecutor’s offices wherein the amount of R$168,987 thousand as of December 31, 2022 (R$116,985 thousand as of December 31, 2021) was accounted for. These proceedings arise from consumer complaints related to alleged: (i) failures in the provision of network services; (ii) bundling arrangements for product and services; (iii) issues related to quality care; (iv) contractual violations; and (v) misleading advertising.

Former Trade Partners

We are a defendant in lawsuits filed by certain former commercial partners for alleged breach of contract. The amount involved in such lawsuits is R$27,740 thousand as of December 31, 2022 (R$20,708 thousand as of December 31, 2021).

Social, Environmental, and Infrastructure

As of December 31, 2022, we are party to lawsuits with various actors arising from issues of environmental licensing and installation/operation licensing, actions directed at network infrastructure and environmental issues.

We have accounted for in connection with such lawsuits an amount of R$2,471 thousand as of December 31, 2022 (R$356 thousand as of December 31, 2021).

Other

We are also party to other civil claims brought by several third parties mentioned above, in respect of, among others: (i) renewal of lease agreements; (ii) equity subscription of shares; (iii) compensation claims; (iv) alleged breach of contract; and (v) debt actions. The amounts that were accounted for involved in such civil claims where R$14,642 thousand as of December 31, 2022 (R$20.089 thousand as of December 31, 2021).

Labor Claims

A significant percentage of our labor claims relate to either claim filed by former employees of service providers who, in accordance with Brazilian labor legislation, have filed claims against us on the grounds that we are responsible for labor-related obligations not satisfied by the service provider companies. There were 1,628 labor claims filed against us as of December 31, 2022, (1,314 as of December 31, 2021), most of which relate to employment claims filed by employees as well as claims that involve former employees of service providers. The amount involved in such labor claims where the risk of loss is considered probable is R$214,450 thousand as of December 31, 2022 (R$192,132 thousand as of December 31, 2021).

There are a series of labor claims, brought by former employees of Docas economic group (Gazeta Mercantil, JB do Brasil, etc). These plaintiffs have filed claims requesting the inclusion of Holdco (the former controlling shareholder of Intelig) or TIM Participações as defendants, requesting the payment of the court decision by TIM, due to alleged formation of an economic group.

Social Security Claims

We are currently subject to 22 social security claims, with a probable loss amount of R$24,197 thousand as of December 31, 2022 (compared to R$23,786 thousand as of December 31, 2021). The majority of these claims relate to the legal uncertainty related to the events that should compound the tax calculation basis of our social security on payroll.

Antitrust Claims

We are currently being investigated by CADE, regarding the following facts: (i) third-parties claims that the alleged formation of a consortium by the applicants (us, Claro and Vivo) for jointly acquiring Oi's mobile assets was an infraction to Brazilian antitrust laws, by the consummation of the referred transaction before the antitrust authority reached a final decision; and (ii) the occurrence of collusive and exclusionary practices among competitors (with Vivo and Claro) regarding Oi’s mobile assets acquisition – this second investigation’s files are not public yet and we were not officially notified, but CADE’s final decision in Oi’s assets transaction expressly determined the opening of such proceeding.

Tax Claims

Federal Taxes

The total federal tax claims not including regulatory taxes (FUST/FUNTTEL/FISTEL and other) assessed against the Company with a possible risk of loss is equal to R$3,327,377 thousand as of December 31, 2022 (R$3,077,862 thousand as of December 31, 2021).

The amounts relating to federal taxes not including regulatory taxes (FUST/FUNTTEL/FISTEL and other) where the risk of loss is considered probable is R$179,863 thousand as of December 31, 2022 (R$127,183 thousand as of December 31, 2021).

The most relevant claims assessed are:

•	Tax carryforward losses and Social Contribution on Profits (Contribuição Social sobre o Lucro Líquido) (“CSLL”), negative basis compensation disallowance; challenge to the goodwill expenses deduction; disallowance of withholding tax compensation due to an alleged lack of documental support; lack of payment of tax carryforward loss/CSLL due on a monthly estimate basis; fine for failure to present digital files; failure to comply with requirements and procedures related to regional tax incentives from Superintendence for the Development of the Northeast (Superintendência de Desenvolvimento do Nordeste) (“Sudene”). The amount in controversy, classified as a possible contingency, is R$1,579,257 thousand as of December 31, 2022 (R$1,467,409 thousand as of December 31, 2021).
•	Alleged improper credits that resulted in tax carryforward losses and CSLL negative basis compensation disallowance. The amount in controversy, classified as a possible contingency, is R$265,163 thousand as of December 31, 2022 (R$231,810 thousand as of December 31, 2021).
•	Social contribution on net income on exchange variation resulting from swap operations accounted for on a cash basis. The amount in controversy, classified as a possible contingency, is R$73,307 thousand as of December 31, 2022 (R$69,124 thousand as of December 31, 2021).
•	Withholding tax collection on income of residents abroad, including those remitted as international roaming and payment to unidentified beneficiaries, as well as the payment of CIDE on royalties remittances abroad, including international roaming. The amount in controversy, classified as a possible contingency, is R$292,662 thousand as of December 31, 2022 (R$268,170 thousand as of December 31, 2021).
•	Alleged failure to calculate and collect corporate income tax, PIS/COFINS and social contribution on profits due to total or partial disregard, by the Brazilian Internal Revenue Service (Receita Federal do Brasil), of the compensations proceeded and from tax carryforward loss negative balance calculated on previous years. The amount in controversy, classified as a possible contingency, is R$437,419 thousand as of December 31, 2022 (R$410,662 thousand as of December 31, 2021).

State Taxes

The total state tax claims assessed against us where the risk of loss is considered possible is equal to R$9,640,939 thousand as of December 31, 2022 (R$8,782,114 thousand as of December 31, 2021). The amounts relating to state tax disputes where the risk of loss is considered probable is R$130,816 thousand as of December 31, 2022 (R$145,436 thousand as of December 31, 2021).

The most relevant claims assessed are:

•	Alleged incorrect deduction of unconditional discounts offered to customers in the ICMS basis of calculation, as well as penalties for alleged noncompliance with an accessory obligation. The amount in controversy, classified as a possible contingency, is R$1,236,502 thousand as of December 31, 2022 (R$1,140,553 thousand as of December 31, 2021).
•	Use of tax benefit (Program for the Economic, Integrated and Sustainable Development of the Federal District – PRO-DF) granted by the state tax authority, which was later declared unconstitutional by the STF. Additionally, the Company was assessed due to alleged undue credit of ICMS resulting from interstate purchase of goods with tax benefit granted in the state of origin. The amount in controversy, classified as a possible contingency, is R$394,834 thousand as of December 31, 2022 (R$356,251 as of December 31, 2021).
•	ICMS credits reversal and credits arising from the acquisition of fixed assets. The amount in controversy, classified as a possible contingency, is R$694,479 thousand as of December 31, 2022 (R$654,011 as of December 31, 2021).
•	ICMS credit entries and debt reversals, identification and documentation support of amounts and information included in clients’ bills, such as the tax rate and credits granted, as well as credits arising from ICMS substitution or nontaxable operations. The amount in controversy, classified as a possible contingency, is R$3,835,583 thousand as of December 31, 2022 (R$3,449,439 as of December 31, 2021).

•	Appropriation of ICMS credits originated from operational energy consumption and acquisition. The amount in controversy, classified as a possible contingency, is R$154,673 thousand as of December 31, 2022 (R$138,242 thousand as of December 31, 2021).
•	Alleged conflict between the information filed in the accessory obligations and the tax collection as well as the charge of specific penalty for noncompliance with those obligations. The amount in controversy, classified as a possible contingency, is R$900,731 thousand as of December 31, 2022 (R$727,057 thousand as of December 31, 2021).
•	Alleged non-payment of ICMS due to the loss of reversed debits related to prepaid service, as well as alleged undue ICMS credit on goods alleged to have benefited from reduction in the calculation basis. The amount in controversy, classified as a possible contingency, is R$625,202 thousand as of December 31, 2022 (R$547,575 thousand as of December 31, 2021).
•	ICMS credits entries regarding the tax treatment of handsets loan operations. The amount in controversy, classified as a possible contingency, is R$136,243 thousand as of December 31, 2022 (R$116,700 thousand as of December 31, 2021).
•	Charge of ICMS related to subscription services excluded from taxation due to its classification as non-telecommunication services. The amount in controversy, classified as a possible contingency, is R$330,805 thousand as of December 31, 2022 (R$286,519 thousand as of December 31, 2021).

Municipal Taxes

The total municipal tax claims assessed against the Company with a possible risk of loss is equal to R$1,587,910 thousand as of December 31, 2022 (R$1,234,618 thousand as of December 31, 2021). The amounts relating to municipal taxes where the risk of loss is considered probable is R$ 8,550 thousand as of December 31, 2022 (R$7,626 thousand as of December 31, 2021).

The most relevant claims assessed are:

•	Charge of ISS tax and penalties due to the supposed lack of collection over the Company’s revenue accounts. The amount in controversy, classified as a possible contingency, is R$1,281,547 thousand as of December 31, 2022 (R$618,343 thousand as of December 31, 2021).
•	Alleged lack of ISS collection regarding import services or services performed in other municipalities. The amount in controversy, classified as a possible contingency, is R$86,520 thousand as of December 31, 2022 (R$399,141 thousand as of December 31, 2021).
•	Constitutionality of the collection of the Inspection Fee for Operation (Taxa de Fiscalização de Funcionamento – TFF) by municipal authorities of different locations. The amount in controversy, classified as a possible contingency, is R$149,764 thousand as of December 31, 2022 (R$137,944 thousand as of December 31, 2021).

FUST and FUNTTEL

The total amount assessed against the Company with a possible risk of loss is equal to R$3,666,656 thousand as of December 31, 2022 (R$3,266,381 thousand as of December 31, 2021).

The amounts relating to FUST and FUNTTEL tax claims where the risk of loss is considered probable is R$80,343 thousand as of December 31, 2022 (R$75,562 thousand as of December 31, 2021).

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

Under Brazilian corporate law, any company may, as a term in its By-laws, create a discretionary reserve that authorizes the allocation of a percentage of a company’s net income to the discretionary reserve and must also indicate the purpose, criteria for allocation and a maximum amount of the reserve. Our By-laws authorize the allocation of the net income balance not allocated to the payment of the mandatory minimum dividend to a supplementary reserve for the expansion of corporate business, not to exceed 80% of the capital.

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

The amounts available for distribution may be further increased by a decrease in the contingency reserve for anticipated losses anticipated in prior years but not realized. The amounts available for distribution are determined on the basis of financial statements prepared in accordance with IFRS, as issued by IASB.

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

A.       Offer and Listing Details

Our common shares are listed on the Novo Mercado segment of the B3, under the symbol “TIMS3,” and our ADSs are listed on the NYSE, under the symbol “TIMB” as a result of the consummation of the Merger and the approval of the listing of our shares on the Novo Mercado segment of the B3 and our succession as successor issuer to TIM Participações under Rule 12g-3(a) promulgated under the Exchange Act. Prior to October 2020, the common shares of TIM Participações S.A. were listed under the symbol “TIMP3” and its ADSs listed on the NYSE under the symbol “TSU.” The table below sets forth, for the indicated periods, the high and low closing prices of our ADSs on the NYSE, in U.S. dollars, and our common shares on the B3, in reais. On December 31, 2022, the last reported sales price of our common shares on the B3 was R$12.40 and on December 31, 2022, the last reported sales price of our ADSs on the NYSE was U.S.$11.65. As of December 31, 2022, the U.S. dollar-real exchange rate was R$5.29 per U.S.$1.00.

	NYSE		B3
	High	Low	High	Low
	(in U.S.$ per ADS)		(in reais per common share)
Year ended
December 31, 2018	22.93	14.06	15.95	10.63
December 31, 2019	19.16	12.48	15.57	10.20
December 31, 2020	14.04	13.86	15.05	14.61
December 31, 2021	11.69	11.52	13.07	12.73
December 31, 2022	14.54	10.11	13.51	11.07
Year ended December 31, 2021
First quarter	10.91	10.64	12.44	12.10
Second quarter	11.32	11.11	11.38	11.18
Third quarter	10.61	10.36	11.58	11.37
Fourth quarter	11.69	11.52	13.07	12.73
Year ended December 31, 2022
First quarter	13.74	10.11	13.14	11.45
Second quarter	14.54	11.22	13.51	11.63
Third quarter	12.09	10.50	12.76	11.07
Fourth quarter	12.98	10.80	13.15	11.45
Month ended
October 31, 2022	12.31	10.80	12.67	11.45
November 30, 2022	12.98	11.46	13.15	12.30
December 31, 2022	12.18	11.13	12.63	11.78
January 31, 2023	11.39	10.50	11.67	11.11
February 28, 2023	11.84	10.05	12.12	10.53
March 31, 2023	12.51	11.29	12.77	11.69
April 2023 (through April 27, 2023)	14.06	11.89	14.00	12.02

At an extraordinary shareholders meeting held on August 31, 2020 our shareholder approved, among other things: (1) the Merger, in accordance with the Merger Agreement, executed on July 29, 2020, upon which the shareholders of TIM Participações became entitled to receive 2,420,447,019 new common shares issued by us, applying, as substitution ratio the attribution of one common share issued by us for one common share issued by TIM Participações; (2) our adherence to the Novo Mercado listing at B3, and (3) amendments to our By-laws. See “Item 4. Information on the Company—A. History and Development of the Company—2020 Important Events—Recent Developments—Merger of TIM Participações S.A.”

In order to join the Novo Mercado, we entered into a Novo Mercado Participation Agreement with the B3. Through this agreement, which became effective on September 28, 2020, we are required to comply with heightened requirements relating to corporate governance and disclosure of information to the market. Additionally, as of such date, our shares started trading on the Novo Mercado segment of the B3. Pursuant to the Novo Mercado Regulations, we are not permitted to issue preferred shares, participation bonuses or any kind of shares with restricted voting rights.

At an extraordinary shareholders meeting held on June 22, 2011, TIM Participações S.A.’s shareholders approved, among other things: (1) the conversion of all of TIM Participações S.A.’s preferred shares into common shares, at a ratio of 0.8406 common shares for each preferred share; (2) TIM Participações S.A.’s adherence to the Novo Mercado rules and the transfer of trading of the shares issued by it to the Novo Mercado; and (3) amendments to TIM Participações S.A.’s By-laws.

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

Below we highlight some of corporate governance practices required by the Novo Mercado listing segment of the B3. These are fully implemented by us:

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

On May 20, 2011, the Board of Directors of TIM Participações recommended to the extraordinary general shareholders’ meeting of the Company its migration to the Novo Mercado listing segment of the B3 (at that time, the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros), which took place on June 22, 2011. With this migration TIM moved to the highest level of corporate governance.

On August 31, 2020, the Extraordinary Shareholders’ Meeting of TIM Participações, our sole and controlling shareholder before the consummation of the Merger, approved our migration to the Novo Mercado listing segment of the B3, which took place on September 28, 2020. As a result, we continue to be listed on the Novo Mercado, the highest level of corporate governance.

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

Brazilian regulations also require that any person or group of persons representing the same interest that has directly or indirectly acquired an interest corresponding to 5% of a type or class of shares of a publicly traded company must provide such publicly traded company with information on such acquisition and its purpose, and such company must transmit this information to the CVM. If this acquisition causes a change in the corporate control or in the administrative structure of the company, as well as when such acquisition triggers the obligation of making a public offering in accordance with CVM Resolution 44/21, then the acquiring entity shall disclose this information to the applicable stock exchanges and the appropriate Brazilian newspapers. Regulations also require disclosure of any subsequent increase or decrease of 5% or more in ownership of common shares, including warrants and debentures convertible into common shares in the same terms above.

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

Corporate Purpose

Article 3 of our By-laws provides that our corporate purpose is to:

(1) implement, expand, operate and provide any kind of electronic communications services and their contents, under the applicable legislation; (2) build, manage, implement, execute, operate and provide maintenance services, or commercialize infrastructure for private or third-parties use; (3) commercialize goods, provide services, develop activities and practice any acts and/or legal transactions, direct or indirectly, or which are complementary, related or bounded to the services or activities stated in the corporate purpose; and (4) hold interest in the capital of other business or non-business companies.

Without prejudice to the development of new services or activities, we may, among other activities:

(1) commercialize, rent, lend, provide installation and/or maintenance services to the necessary or useful goods related to the services provision stated in the corporate purpose, such as, handsets, electronic devices, computers and others, its accessories and replacement parts; (2) promote, import and export necessary goods and services related to the execution of the activities stated in the corporate purpose; (3) provide administrative, consulting, advisory and planning services; (4) provide services and/or develop activities related to the internet of things, artificial intelligence and others; (5) provide services regarding information technology and internet, such as, licensing services or assignment of right of use computer programs, technical support services, including installation, configuration, development and maintenance of programs, of computing systems and database, and processing of data services; (6) provide services of information security, of monitoring and of georeferencing; (7) provide marketing and advertising campaign support and marketing services of its own or third parties, including, the activities of preparing and sending offers, advertising materials and publicity to clients, through any physical or virtual medium; (8) provide commercial representation and insurance representative services; (9) provide services to financial institutions, including correspondent banking, under the applicable legislation, such as, but not restricted to: (i) receipt and forwarding of proposals for the opening of deposit and savings accounts held by the contracting institution; (ii) receipt and forwarding of proposals for credit and leasing operations granted to the contracting institution, as well as other monitoring services; and (iii) receipt and forwarding of proposals for the supply of credit cards under the responsibility of contracting institution; (10) buy, sell or disclose, through any kind of electronic communication, digital goods or assets, such as, e-books, audiobooks, journals and others; (11) promote charging and data management services; (12) engage in any other activities related or akin to the previous items.

Company Management

According to our By-laws, our Board of Directors is comprised of at least five and at most 19 permanent members. The following is a description of some of the provisions of our By-laws concerning the Board of Directors:

•	the Board of Directors has the power to decide on the execution of agreements by the Company or by its controlled companies relating to loans, financing or other transactions involving indebtedness to the Company or its controlled companies, whose total value is higher than R$500 million, as set forth in Article 22, Item XIII;
•	the Board of Directors has the power to divide the total global remuneration amount established by the Shareholders’ Meeting among the Directors and Officers of the Company, as the case may be; and
•	the Board of Directors has the power to authorize the Company, as well as its controlled companies and affiliates, to enter into, amend or terminate shareholders’ agreements.

There are no provisions in the By-laws with respect to:

•	a director’s power to vote on a proposal in which such director is materially interested;
•	a director’s power to vote compensation to him or herself in the absence of an independent quorum;
•	borrowing powers exercisable by the directors;
•	age limits for retirement of directors;
•	required shareholding for director qualification; or
•	disclosure of share ownership.

The statutory officers are the Company’s representative and executive body, and each one of them shall act within his/her respective scope of authority. Following is a description of some of the provisions of our By-laws concerning the Board of Statutory Officers:

•	the power to decide on the participation of the Company or its controlled companies in any association and, once it does not require the incorporation of a company, in any joint venture, consortium or any similar structure;
•	the power to decide on the appointment of the Company and its controlled companies' representatives in other companies or associations in which they participate; and
•	the power to decide on the execution of agreements by the Company or by its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose total value is equal to or lower than R$500 million, provided that certain provisions of the By-laws are observed.

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

Rights to share in any surplus in the event of liquidation

We may be liquidated in the cases provided by law, or upon the decision of shareholders at a shareholders’ meeting, which shall determine the method of liquidation, elect the liquidator and install the fiscal council for the liquidation period, electing its members and determining their respective remuneration.

Meeting of Shareholders

According to Brazilian law and CVM’s regulations, shareholders must be previously notified through a notice published three times in Brazilian official gazettes in order for an annual or extraordinary shareholders’ meeting to be held. The notification must occur at least 30 days prior to the meeting scheduled date. If the meeting so noticed is not held for any reason on first notice, a second notification must be published at least eight days before the second meeting date.

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

An extraordinary shareholders’ meeting shall be convened whenever our interests so require. Pursuant to our By-laws and Brazilian corporate law, the following actions, among others, are exclusive powers of the shareholders’ meeting:

•	to amend the By-laws;
•	to decide on the appraisal of assets given by shareholders to pay up capital stock;
•	to decide on the our transformation, merger, takeover and split-up; its dissolution and liquidation; to appoint and remove liquidators and appreciate their accounts;
•	to suspend the rights of shareholders not in compliance with their duties imposed by-law, the By-laws or the Novo Mercado Listing Rules;
•	to elect and remove, at any time, the members of the Board of Directors and the Fiscal Council;
•	to determine the global or individual remuneration of the Board of Directors, Board of Statutory Officers and the Fiscal Council;
•	to annually take the accounts of the management and decide on the submitted financial statements;
•	to decide where we shall file a civil liability lawsuit against the management for losses in our assets as provided by law;
•	to resolve in compliance with all provisions of any law, the By-laws or the Novo Mercado rules about capital stock increase by means of subscription of new shares, and on the issuance of any other bonds or securities, whether in Brazil or abroad and whenever the limit of the authorized capital has been attained;
•	to decide on the withdrawal from the register of publicly held companies before the CVM;
•	to decide on our delisting from the Novo Mercado listing segment;
•	to choose a company to prepare an opinion concerning the appraisal of our shares in the event of cancellation or delisting; and
•	to previously approve the execution of loan agreements, management agreements and technical support services agreements, between us or our controlled companies, on the one side, and our controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to us, on the other side, after prior assessment of the Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties.

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

Right of Redemption

Subject to certain exceptions, the common shares are redeemable by shareholders exercising withdrawal rights in the event that shareholders representing over 50% of the voting shares adopt a resolution at a duly convened shareholders meeting to:

•	reduce the mandatory distribution of dividends;
•	change our corporate purpose;
•	participate in a group of companies;
•	split up, subject to the conditions set forth by Brazilian corporate law; and
•	merge or consolidate ourselves with another company.

The redemption right expires 30 days after publication of the minutes of the relevant shareholders’ meeting. The management bodies may call a general meeting to reconsider any action giving rise to redemption rights within 10 days following the expiration of those rights if they determine that the redemption of shares of dissenting shareholders would jeopardize our financial stability.

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

Taxation of Gains

According to Article 26 of Law No. 10,833 of December 29, 2003, which came into force on February 1, 2004, capital gains realized on the disposition of assets located in Brazil by non-Brazilian residents, whether or not to other non-residents and whether made outside or within Brazil, are subject to taxation in Brazil. Since January 1, 2017, the rate of the income tax on capital gains accrued by non-Brazilian individual residents may vary between 15% and 22.5% depending on the capital gain amount. Ultimately, a 25% rate may be applied if the capital gain is realized by investors located in a Low or Nil Tax Jurisdiction (see below under “—Discussion on Low or Nil Tax Jurisdictions”). Although we believe that the ADSs will not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, considering the general and unclear scope of Law No. 10,833 and the absence of any judicial guidance in respect thereof, we are unable to predict whether such interpretation will ultimately prevail in the Brazilian courts.

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

On June 24, 2008, Law No. 11,727/08 established the concept of “privileged tax regime”, which is a tax regime that (1) does not tax income or taxes it at a maximum rate lower than 20%; (2) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out a substantial economic activity in the country or dependency or (b) contingent to the non-exercise of a substantial economic activity in the country or dependency; (3) does not tax or that taxes the income generated abroad at a maximum rate lower than 20%; or (4) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out. However, in 2014, an executive order National Treasury Ordinance No. 488/14 was issued (endorsed by Normative Instruction No. 1,530/14) indicating that, if countries are aligned with the international standards of fiscal transparency, the maximum rate to be considered as a “privileged tax regime” would be 17% and not 20%.

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

Distributions of interest on capital paid to Brazilian and non-Brazilian holders of common shares, including payments to the depositary in respect of common shares underlying ADSs, are deductible by us for Brazilian tax purposes up to the limit mentioned above. Such payments are subject to withholding income tax at the rate of 15%, or 25% in the case of a stockholder who is domiciled in a Low or Nil Tax Jurisdiction. These payments may be qualified, at their net value, as part of any mandatory dividend. As described herein we and our subsidiaries have been paying interest on equity since 2017 and paid in 2021 as well. Please refer to “Item 5. — Operating and Financial Review and Prospects” —Dividend Distribution —Interest on Equity” for detailed information. No assurance can be given that our Board of Directors will not recommend that future distributions of profits be made as interest on capital instead of as dividends.

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

In 2018, there were two changes related to IOF: (i) the tax rate on foreign exchange transactions was increased to 1.10% (it was 0.38%) pursuant to Decree No. 9,297/2018; and (ii) rules were adopted relating to incidence of IOF in credit transactions of a period longer than one year pursuant to RFB Normative Instruction No. 1,814/2018 (and confirmed by RFB Normative Instruction No. 1,969/2020). In 2022, Decree No. 9.297/2018 was revoked by Decree No. 11,153/2022, although there were no changes in the 1.10% rate mentioned. In addition, as a step aimed to aid Brazil’s bid to join the Organization for Economic Co-operation and Development (OECD), the Brazilian Federal Government, through Decrees No. 10,997/2022 and 11,153/2022, compromised to gradually reduce the IOF on foreign exchange transactions. Tax on Foreign Exchange and Financial Transactions.

Tax on foreign exchange transactions (the “IOF/Exchange Tax.”)

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

As mentioned previously, the Federal Government has adopted some measures to support Brazil’s request to become a member of the OECD. One of those measures was to compromise to gradually reduce the IOF/exchange tax to zero by 2029, through Decrees No. 10,997/2022 and 11,153/2022.

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

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares or ADSs that is:

•	a citizen or individual resident of the United States (other than a resident of Brazil);
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

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

Sale or Other Disposition of Common Shares or ADSs

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of common shares or ADSs will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the common shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. If Brazilian tax is withheld on the sale or other disposition of common shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or other disposition before deduction of the Brazilian tax.

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

A U.S. Holder will be entitled to use foreign tax credits to offset only the portion of its U.S. tax liability that is attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. Recently issued Treasury regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Final Treasury Regulations”), impose additional requirements for foreign taxes to be eligible for credit. We have not determined whether these requirements have been met with respect to any withholding tax imposed on dividends on common shares or ADSs and, therefore, U.S. Holders should consult their tax advisers as to the availability of foreign tax credits for any amounts withheld with respect to dividends on common shares or ADSs to which the Final Treasury Regulations apply. Even if the Brazilian withholding taxes on dividends are not eligible for a foreign tax credit, a U.S. Holder may be entitled to deduct such taxes, subject to applicable limitations under the Code. Because a U.S. Holder’s gains from the sale or exchange of common shares or ADSs will generally be treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of the Brazilian taxes imposed on any such gains. In addition, in taxable years to which they apply, the Final Treasury Regulations generally will preclude U.S. Holders from claiming a foreign tax credit with respect to any tax imposed on gains from the disposition of shares by a jurisdiction, such as Brazil, that does not have an applicable income tax treaty with the United States, although a U.S. Holder may be entitled to reduce the amount realized upon the disposition by the amount of any such taxes. Separately, instead of claiming a credit, a U.S. Holder may elect to deduct creditable Brazilian taxes in computing its taxable income, subject to generally applicable limitations under U.S. law. An election to deduct creditable foreign taxes instead of claiming foreign tax credits must apply to all creditable foreign taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

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

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for its 2022 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year.

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

J.       Annual report to security holders.

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

Interest Rate Risk

On December 31, 2022, the amount of our outstanding debt which accrued interest at the CDI, TJLP, SELIC and IPCA floating interest rates totaled R$4,970 million, compared to R$3,845 million for the year ended December 31, 2021. On the same date, we had cash and cash equivalents and marketable securities in the amount of R$4,739 million in instruments accruing interest at the CDI rate, as compared to R$9,797 million on December 31, 2021.

Over a one-year period, before accounting for tax expenses, a hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to our financial assets and liabilities on December 31, 2022 would have resulted in a variation of R$49.7 million in our interest expenses from financial contracts and a variation of R$47.4 million in our income from financial investments (assuming that this hypothetical 100 basis point movement in interest rates uniformly applied to each “homogenous category” of our financial assets and liabilities and that such movement in interest rates was sustained over the full one-year period).

For further information on our interest rate risks and related sensitivity analysis, see Note 39 to our audited consolidated financial statements.

Exchange Rate Risk

As of December 31, 2022, we did not have any outstanding unhedged financial loans denominated in foreign currency and were thus not exposed to exchange rate risk based on our loans. We enter into hedging agreements to hedge our borrowings denominated in foreign currency and thus have limited our exchange rate exposure regarding such borrowings.

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

As of December 31, 2022 and 2021, we did not have call options.

For further information on our exchange rate risks and related sensitivity analysis, see Note 39 to our audited consolidated financial statements.

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

Ongoing Reimbursements by the Depositary

J.P. Morgan, as depositary, has agreed to reimburse certain reasonable Company’s expenses related to the establishment and maintenance of the ADR program. Such reimbursable expenses include legal fees, investor relations servicing, investor related presentations, broker reimbursements, ADR-related advertising and public relations in those jurisdictions in which the ADRs may be listed or otherwise quoted for trading, accountants’ fees in relation to this Form 20-F filing with the SEC and other bona fide Program-related third-party expenses.

During the year ended December 31, 2022, we received from our depositary as gross income U.S.$1,691,697 as reimbursement of expenses related to annual stock exchange listing fees, standard maintenance costs of ADRs, underwriting and legal fees and investor relations activities, from which U.S.$507,509 was withheld for U.S. federal income taxes.

See also “Item 10. Additional Information—E. Taxation.”

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a)       Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2022 our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b)       Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of the published consolidated financial statements in accordance with IFRS, as issued by IASB. All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that the objectives of the control system are met.

Our management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, as of December 31, 2022. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set forth in the Committee of Sponsoring Organizations of the Treadway Commission framework of 2013. Our management concluded that as of December 31, 2022, our internal control over financial reporting was effective and had no material weaknesses, based on those criteria.

In accordance with the directive issued by the Securities and Exchange Commission that the evaluation of a recently acquired business can be omitted from the management report on internal control in the period of disclosure in the year in which the acquisition occurred, management excluded the assessment of the effectiveness of internal control disclosure period for Cozani RJ Infraestrutura e Redes de Telecomunicações S.A., whose total assets, net assets and revenues constituted approximately 10%, 4% and 3%, respectively, as of, and for, the year ended December 31, 2022. We are committed to continuing to improve our internal control processes and will continue to diligently review our financial reporting controls and procedures in order to ensure our compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the related rules promulgated by the SEC. Our independent registered public accounting firm during the year ended December 31, 2022, Ernst & Young Auditores Independentes S./S Ltda., has issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2022.

(c)       Attestation Report of the Registered Public Accounting Firm

Ernst & Young Auditores Independentes S/S Ltda., the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2022. Their attestation report on internal controls over financial reporting is included herein.

(d)       Changes in Internal Control over Financial Reporting

We constantly aim to improve the quality of our internal controls over financial reporting. This may result in the modification of certain internal processes and operations, without necessarily affecting related controls. There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting. The controls described above were not applied to our former subsidiary, SPE Cozani, which was merged into the Company on April 1, 2023.

Item 16.	[Reserved]
Item 16A.	Audit Committee Financial Expert

Our Statutory Audit Committee, which functions as an audit committee, shall be comprised of at least three and at most five members and an equal number of alternates, who may or may not be shareholders, elected by the Board of Directors. In 2023, we have three members. Our Statutory Audit Committee has determined that one of its members, Mr. Herculano Aníbal Alves, an independent member of our Statutory Audit Committee under Brazilian rules, is an “audit committee financial expert,” as such term is defined by the SEC.

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

The Code of Ethics also requires all adherents to immediately report any situation that is illegal and/or that may have a negative impact on the Company’s interests including any violation or incentive for violations of (a) laws or regulations, (b) the provisions of the Code of Ethics or (c) other internal regulation or occasional irregularities or negligence in the maintenance, information and management of accounting reports. The Code of Ethics also requires the maintenance of the related documentation and compliance with obligations related to accounting or internal management reports.

Anti-Corruption Policy

In order to ensure compliance with existing applicable Brazilian and international anti-corruption laws and minimize the risks associated with the same, we have adopted an Anti-Corruption Policy (Política Anticorrupção). Our Anti-Corruption Policy was approved by our Board of Directors on February 27, 2023, and focuses on internal mitigating controls to be followed to avoid vulnerability to corrupt practices, including our relationship with public officials. In conjunction with the adoption of this Anti-Corruption Policy, we also provide anti-corruption training courses to our managers, directors and employees. We were the first Brazilian telecom company nominated Pro-Etica. In December 2021, we were included for the second consecutive time on the Pro-Ethics Company List, now for the 2020-2021 period.

In December 2019, TIM Participações, which was subsequently merged into us in September 2020, was included on the Pro-Ethics Company List for the 2018-2019 period by the Brazilian Federal Ministry of Transparency and the Comptroller General of the Union, which promotes ethical business conduct throughout Brazil, granting the inclusion on the pro-ethic List to companies that demonstrate lawful business practices and operate with the highest level of fairness, transparency and integrity.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2022 and 2021, Ernst & Young Auditores Independentes S/S Ltda.:

	Year ended December 31,
	2022	2021
	(in thousands of reais)
Audit fees	8,995	6,940
Audit-related fees	158	130
Tax fees	—	—
All other fees	—	—
Total fees	9,153	7,070

Audit fees in the above table are the aggregate fees billed by Ernst & Young Auditores Independentes S/S Ltda., in connection with the audit of our annual financial statements and limited reviews of our quarterly financial information for statutory purposes and the assessment required under Section 404 of the Sarbanes-Oxley Act.

In 2022, our independent registered public accounting firm provided audit and audit-related services other than in connection with the audit of our financial statements. Such services included the review of the information and providing external audit services on our sustainability report.

Audit Committee Pre-Approval Policies and Procedures

The general authority to pre-approve the engagement of our independent auditors to render non-audit services is under the purview of our Statutory Audit Committee. Accordingly, the Statutory Audit Committee has established pre-approval procedures to control the provision of all audit and non-audit services by our independent registered public accounting firm, or the Pre-Approval Policy. Under the Pre-Approval Policy, the engagement of our independent registered public accounting firm to provide audit and non-audit services must be pre-approved by the Statutory Audit Committee, either in the form of a special approval or through the inclusion of the services in question in a list adopted by the Statutory Audit Committee of pre-approved services. The Pre-Approval Policy is detailed as to the particular services to be provided.

Additionally, the Pre-Approval Policy affirms that the Statutory Audit Committee’s responsibilities under the Securities Exchange Act of 1934 are not delegated to management. All non-audit services provided by the Group’s principal registered public accounting firm were approved by the audit committee, and all such non-audit services to be provided in the future will also require approval from the audit committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable. We have created a Statutory Audit Committee in accordance with Exchange Act Rule 10A-3 and CVM Resolution 23/2021.

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

Committees

Since we migrated to the B3's Novo Mercado, we are subject to its rules on corporate governance, which include having a statutory or non-statutory audit committee. The Statutory Audit Committee was established on December 12, 2013, and in addition to that committee, we have three other such special advisory committees to the Board of Directors: the Control and Risks Committee the Compensation Committee and the Environmental, Social and Governance Committee. The Control and Risks Committee and the Compensation Committee were implemented on September 30, 2008 and the last one was implemented on December 10, 2020. Pursuant to our By-laws, our shareholders elect our directors at a general shareholders’ meeting. Our shareholders also establish compensation for our directors and statutory officers.

Audit Committee and Additional Requirements

The Statutory Audit Committee was created and its members appointed at the shareholders’ meeting held on December 12, 2013, in accordance with Rule 10A-3 under Section 301 of Sarbanes-Oxley and CVM Resolution 23/2021. The Statutory Audit Committee’s internal regulations were approved at the Board of Directors meeting held on December 23, 2013. After the merger of TIM Participações S.A. into the Company, the Statutory Audit Committee was created and approved at its shareholders’ meeting held on July 29, 2020.

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

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or statutory officers. Applicable Brazilian law does not have a similar requirement, however B3's Novo Mercado listing segment does also require the adoption and disclosure of a code of conduct.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of this item.

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

M2M (Machine to machine): refers to machine-to-machine communication, being able to interconnect network systems, both wired and wireless, to remote devices. In M2M communication, data is transferred and used, in real time, via fixed or mobile networks, from remote equipment/terminals for their monitoring, measurement and control.

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

Dated: April 28, 2023

TIM S.A.
By:	/s/ Alberto Mario Griselli
	Name:	Alberto Mario Griselli
	Title:	Chief Executive Officer and Investor Relations Officer

EXHIBIT INDEX

1.1	By-laws of TIM S.A. approved at the Annual Shareholder’s Meeting held on August 31, 2020, which is incorporated by reference to TIM Participações S.A.’s Form 6-K filed with the Securities and Exchange Commission on September 1, 2020.
2.1	Deposit Agreement, dated as of October 9, 2020, among TIM S.A., J.P. Morgan Chase Bank, N.A., as Depositary, and holders of American Depositary Receipts issued thereunder, which is incorporated by reference to our Form F-6 filed with the Securities and Exchange Commission on October 2, 2020.
2.2*	Description of Securities registered under Section 12 of the Exchange Act.
4.1*	Credit Agreement, dated April 27, 2022, between The Bank of Nova Scotia, as lender, and TIM S.A., as borrower.
4.2	Private Deed for the Second Issue of Simple, Unsecured, and non-Convertible Debentures, in a Single Series, for Public Distribution with Restricted Efforts, of TIM S.A., dated as of June 10, 2021, between TIM S.A., as issuer and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, as fiduciary agent (English translation) which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2022.
4.3	Share Purchase Agreement and Other Covenants, dated as of January 28, 2021, between OI S.A., Telemar Norte Leste S.A. and OI Móvel S.A. which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 30, 2021.
4.4	Credit Agreement, dated as of April 1, 2021, between BNP Paribas, as lender, and TIM S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 30, 2021.
4.5	Credit Agreement, dated as of April 1, 2021, between The Bank of Nova Scotia, as lender, and TIM S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 30, 2021.
4.6	Credit Agreement, dated as of May 22, 2020, between BNP Paribas, as lender, and TIM S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 30, 2021.
4.7	Credit Agreement, dated as of April 7, 2020, between The Bank of Nova Scotia, as lender and TIM S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 1, 2020.
4.8	Letter Loan Agreement, dated as of February 7, 2020, between Bank of America, N.A., as lender, and TIM S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 1, 2020.
4.9	English Language Summary of Credit Agreement, dated as of January 31, 2020, between Banco do Nordeste do Brasil S.A., as lender, and TIM S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 1, 2020.
4.10	Credit Agreement, dated as of January 31, 2020, between The Bank of Nova Scotia, as lender, and TIM S.A., as borrower, and TIM Participações S.A., guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 1, 2020.

4.11	English Language Summary of Deed of Indenture for the Issuance of Simple Unsubordinated Debentures, with Additional Personal Guarantee, Not Convertible into Shares, in a Single Series, for Public Placement with Limited Efforts of the First Issuance of TIM S.A., dated as of January 9, 2019, between TIM S.A., as issuer, Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., as fiduciary agent, and TIM Participações S.A., as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 10, 2019.
4.12	English Language Summary of Protocol and Justification of the Merger of TIM Celular S.A. by TIM S.A., dated as of October 15, 2018, between TIM Celular S.A. and TIM S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 10, 2019.
4.13	English Language Summary of Credit Agreement, dated as of May 2, 2018, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender and TIM Celular S.A. (now TIM S.A.) as borrower, and TIM Participações S.A. as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 10, 2019.
4.14	English Language Summary of Credit Agreement, dated March 20, 2019, between Agência Especial de Financiamento Industrial S.A. – FINAME, an entity within the BNDES system, as lender and TIM S.A. as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 10, 2019.
4.15	Tenth Amendment to the Cooperation and Support Agreement, dated as of April 26, 2017, between Telecom Italia S.p.A. and TIM Celular S.A. and Intelig Telecomunicações Ltda. with the Company as intervening party, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 6, 2018.
4.16	English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 113/2016/SOR-ANATEL, dated as of July 26, 2016, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 11, 2017.
4.17	English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 114/2016/SOR-ANATEL, dated as of July 26, 2016, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 11, 2017.
4.18	Loan Agreement, dated as of December 23, 2015, between Finnish Export Credit Ltd. as lender, KfW IPEX-Bank GmbH, as facility agent and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 14, 2016.
4.19	Facility Agreement, dated as of October 27, 2015, between Cisco Systems Capital Corporation, as Lender and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 14, 2016.
4.20	English Summary of Credit Agreement – Contrato de Financiamento Mediante Abertura de Crédito N° 15.2.0825.1, dated as of December 29, 2015, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, TIM Celular S.A., as borrower, and TIM Participações S.A. as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 14, 2016.

4.21	English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 144/2014/SOR-ANATEL, dated as of December 5, 2014, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.

4.22	English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 145/2014/SOR-ANATEL, dated as of December 5, 2014, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.23	English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 146/2014/SOR-ANATEL, dated as of December 5, 2014, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.24	Loan Agreement, dated as of April 15, 2014, between KfW IPEX-Bank GmbH, as lender and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.25	Facility Agreement Reference number TIMLAF2LT to Master Loan Agreement Reference No. TIMLALT, dated as of October 14, 2014, between Cisco Systems Capital Corporation, as lender and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.26	Finance Contract (Master Loan Agreement), dated as of June 20, 2013, between Cisco Systems Capital Corporation, as lender, TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.27	Facility Agreement, dated as of August 28, 2013, between Cisco Systems Capital Corporation, as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.28	English Summary of Credit Agreement, dated as of December 23, 2013, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender and TIM Celular S.A., as borrower, and TIM Participações S.A. as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.29	English Summary of Term of Authorization for Use of Radio frequencies, dated as of April 3, 2013, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.30	Fourth Amendment, dated as of December 10, 2012, to the Loan Agreement between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A. and TIM Celular S.A., as borrowers, dated November 19, 2008 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 26, 2013.
4.31	Fifth Amendment, dated as of December 10, 2012, to the Loan Agreement between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A. and TIM Celular S.A., as borrowers, dated November 19, 2008 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 26, 2013.
4.32	Term of Authorization for provision of PCS service dated March 12, 2001 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.33	Term of Authorization for provision of PCS services dated February 26, 2010 authorization (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.

4.34	Term of Authorization for provision of PCS services dated November 29, 2010 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.35	Amendment No. 5 to Cooperation and Support Agreement with Telecom Italia dated April 24, 2012, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.36	Addendum to the Loan Agreement dated as of November 19, 2008, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.37	Loan Agreement, dated as of November 19, 2008, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A. and TIM Celular S.A., as borrowers, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.38	Addendum to the Credit Agreement dated as of November 19, 2008, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.39	Authorization agreement for TIM Celular S.A. dated May 25, 2007 pursuant to which TIM is authorized to provide landline switched telephone services (STFC) in regions I, II and III, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 3, 2008.
4.40	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.41	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.42	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.43	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.44	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.45	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.46	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.47	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.48	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.49	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.50	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.51	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.52	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.53	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.54	Term of Authorization for Use of Radio frequencies, dated as of November 30, 2005, between Anatel (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.
4.55	Term of Authorization for Use of Radio frequencies, dated as of May 5, 2006, between Anatel (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.
4.56	Term of Authorization for Use of Radio frequencies, dated as of April 2, 2007, between Anatel (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.
6.1*	Statement regarding computation of per share earnings, which is incorporated by reference to Note 36 to our financial statements included in this annual report.
8.1	None.
11.1*	Code of Ethics (English free translation), adopted March 24, 2021.
12.1*	Section 302 Certification of the Chief Executive Officer.
12.2*	Section 302 Certification of the Chief Financial Officer.
13.1*	Section 906 Certification of the Chief Executive Officer.
13.2*	Section 906 Certification of the Chief Financial Officer.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

TIM S.A.

Consolidated Financial Statements

December 31, 2022

with Reports of Independent Registered

Public Accounting Firm

TIM S.A.

Consolidated Financial Statements

December 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of TIM S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TIM S.A. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 28, 2023 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Provision for tax contingencies
Description of the Matter

As disclosed in note 25 to the consolidated financial statements, the Company is party to tax claims and proceedings at different jurisdictional levels, which amounted to R$18,644 million, as of December 31, 2022, for which a provision amounting to R$473 million was recorded in the consolidated financial statements, while the remaining R$18,171 million was disclosed as losses possible to occur, in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The determination of the provision and disclosures related to the tax contingencies involve significant judgment from management, including their analysis of the matters in dispute, the opinion of internal and external legal counsel and the estimation surrounding their ultimate resolution.

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

Acquisition of Cozani RJ Infraestrutura e Rede de Telecomunicações S.A. (“Cozani”)
Description of the Matter

As disclosed in the note 1.2.1. to the consolidated financial statements, the Company acquired 100% of the shares of the Cozani for a purchased consideration of R$7,212 million. The acquisition was accounted for as a business combination. Therefore, the Company estimated the fair value of assets acquired and liabilities assumed as well as estimated its contingent consideration using valuation models and assumptions about future business performance (including revenue growth rates and annual churn).

Auditing the Company’s business combination accounting is complex and involved significant auditor judgment due to the significant estimation uncertainty related to the assumptions used by management in determining the fair value of assets acquired and liabilities assumed. Management projections and underlying assumptions are forward looking and could be affected by future economic events and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s accounting process for business combination, including controls over the identification, recognition and measurement of the fair value of assets acquired and liabilities assumed and we also tested management´s controls over evaluation of underlying assumptions such as revenue growth and annual churn.

To test the estimated fair value of assets acquired and liabilities assumed, our audit procedures included, among others, assessing the Company's financial information forecast model and the significant assumptions used by the Company, testing the completeness and accuracy of the underlying data, comparing significant assumptions to market and economic trends and industry benchmarks and involving our valuation specialists to assist with the evaluation of the methodologies and models applied by management. We also assessed the disclosures made by the Company with respect to the business combination disclosed in the note 1.2.1.

/s/ Ernst & Young Auditores Independentes S/S Ltda.

We have served as the Company´s auditor since 2019.

Rio de Janeiro, Brazil

April 28, 2023

To the Shareholders and the Board of Directors of TIM S.A.

Opinion on Internal Control over Financial Reporting

We have audited TIM S.A.’s internal control over financial reporting as of December 31, 2022, based on criteria established in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the TIM S.A. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. (“Cozani”), which is included in the 2022 consolidated financial statements of the Company and constituted approximately 10% and 4% of total and net assets, respectively, as of December 31, 2022, and approximately 3% of Company’s total revenue for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Cozani.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related explanatory notes and our report dated April 28, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young Auditores Independentes S/S Ltda.

Rio de Janeiro, Brazil

April 28, 2023

TIM S.A.
CONSOLIDATED BALANCE SHEETS
December 31, 2022 and December 31, 2021
(In thousands of reais)

	Notes	2022	2021

Assets		56,408,367	49,819,186

Current assets		10,364,415	15,398,048
Cash and cash equivalents	4	2,548,713	5,228,615
Marketable securities	5	2,190,635	4,568,020
Trade accounts receivable	6	3,421,094	3,066,906
Inventories	7	236,117	202,553
Recoverable indirect taxes, charges and contributions	8	472,202	354,620
Recoverable direct taxes, charges and contributions	9	720,808	1,311,906
Prepaid expenses	11	278,851	275,148
Derivative financial instruments	39	239,189	134,292
Leases	17	30,643	30,076
Other amounts recoverable	18	26,519	28,661
Other assets	13	199,644	197,251

Non-current assets		46,043,952	34,421,138
Marketable securities	5	12,929	11,508
Trade accounts receivable	6	238,683	186,301
Recoverable indirect taxes, charges and contributions	8	895,408	905,312
Recoverable direct taxes, charges and contributions	9	517,878	730,455
Deferred income tax and social contribution	10	1,367,586	536,888
Judicial deposits	12	1,377,560	718,773
Prepaid expenses	11	80,258	83,139
Derivative financial instruments	39	662,433	521,627
Leases	17	208,003	213,045
Other assets	13	65,398	18,908

Investment	14	1,540,116	1,601,703
Property, plant and equipment	15	22,661,152	18,308,400
Intangible assets	16	16,416,548	10,585,079

The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A.
CONSOLIDATED BALANCE SHEETS
December 31, 2022 and December 31, 2021
(In thousands of reais)

	Notes	2022	2021

Total liabilities and shareholders' equity		56,408,367	49,819,186

Total liabilities		31,011,002	24,712,080

Current liabilities		13,118,009	10,611,482
Suppliers	19	4,237,229	3,267,404
Loans and financing	21	1,264,967	538,450
Lease liabilities	17	2,257,211	1,269,878
Derivative financial instruments	39	343,142	194,837
Payroll and related charges		343,541	303,239
Indirect taxes, charges and contributions payable	22	2,093,734	1,418,682
Direct taxes, charges and contributions payable	23	262,344	245,113
Dividends and interest on shareholders’ equity payable	27	661,494	533,580
Authorizations payable	20	507,685	2,630,169
Deferred revenues	24	265,417	197,179
Other contractual obligations	1.2.1	748,291	-
Other liabilities	26	132,954	12,951

Non-current liabilities		17,892,993	14,100,598
Loans and financing	21	3,704,858	3,307,015
Derivative financial instruments	39	50,230	13,950
Lease liabilities	17	10,574,654	7,793,661
Indirect taxes, charges and contributions payable	22	3,734	3,273
Direct taxes, charges and contributions payable	23	9,806	13,227
Provision for legal and administrative proceedings	25	1,112,156	960,881
Pension plans and other post-employment benefits	40	5,825	6,492
Authorizations payable	20	1,165,705	1,250,918
Deferred revenues	24	666,612	689,161
Other liabilities	26	599,413	62,020

Shareholders’ equity	27	25,397,365	25,107,106
Share Capital		13,477,891	13,477,891
Capital reserves		408,602	401,806
Profit reserves		11,514,879	11,236,551
Other comprehensive income		(3,844)	(4,285)
Treasury shares		(163)	(4,857)

The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2022, 2021 and 2020
(In thousands of reais, except as otherwise stated)

	Notes	2022	2021	2020

Revenue	29	21,530,801	18,058,027	17,267,812

Costs of services provided and goods sold	30	(10,655,981)	(8,443,023)	(7,996,615)
Gross income		10,874,820	9,615,004	9,271,197

Operating income (expenses):
Selling expenses	30	(5,596,211)	(4,621,788)	(4,443,027)
General and administrative expenses	30	(1,808,735)	(1,723,384)	(1,673,290)
Share of loss of an associate	14	(61,587)	(11,572)	-
Other income (expenses), net	31	(248,371)	497,771	(351,854)
Total operating expenses		(7,714,904)	(5,858,973)	(6,468,171)

Profit before financial income and expenses		3,159,916	3,756,031	2,803,026

Financial income (expenses):
Financial income	32	1,318,948	1,091,748	438,598
Financial expenses	33	(2,762,963)	(1,745,213)	(1,242,255)
Foreign exchange variations, net	34	5,007	659	(6,965)
Total financial income(expenses)		(1,439,008)	(652,806)	(810,622)
Profit before income tax and social contribution		1,720,908	3,103,225	1,992,404

Income tax and social contribution	35	(50,153)	(146,051)	(164,150)

Profit for the year		1,670,755	2,957,174	1,828,254

Earnings per share attributable to the Company’s shareholders (expressed in R$ per share)

Basic earnings per share	36	0.7	1.22	0.76

Diluted earnings per share	36	0.7	1.22	0.76

The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years ended December 31, 2022, 2021 and 2020
(In thousands of reais)

	2022	2021	2020

Profit for the year	1,670,755	2,957,174	1,828,254

Other comprehensive income
Item that will not be reclassified to profit or loss in subsequent periods:
Pension plans and other post-employment benefits	667	853	(1,562)
Deferred taxes	(227)	(290)	531
Total comprehensive income for the year, net of tax	1,671,195	2,957,737	1,827,223

The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2022, 2021 and 2020
(In thousands of reais)
			Profit reserves
	Share Capital	Capital reserve	Legal reserve	Reserve for expansion	Additional dividends/interest on shareholders’ equity proposed	Tax incentive Reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances at January 01, 2022	13,477,891	401,806	1,175,215	8,103,035	-	1,958,301	(4,857)	(4,285)	-	25,107,106

Total comprehensive income for the year
Profit for the year	-	-	-	-	-	-	-	-	1,670,755	1,670,755
Total shareholder contributions and distributions to shareholders	-	-	-	-	-	-	-	-	-	-
Post-employment benefit amount recorded directly in shareholders' equity (Note 13)	-	-	-	-	-			441	-	441
Total comprehensive income for the year	-	-	-	-	-	-	-	441	1,670,755	1,671,196
Total shareholder contributions and distributions to shareholders
Long-term incentive plan	-	6,796	-	-	-			-	-	6,796
Purchase of treasury shares, net of disposals	-	-	-	-	-		4,694	-	-	4,694
Allocation of net profit for the year:
Legal reserve (Note 27)	-	-	75,233	-	-			-	(75,233)	-
Interest on Shareholders’ Equity (Note 27)	-	-	-	-	-				(1,400,000)	(1,400,000)
Allocation to tax benefit reserve (Note 27)	-	-	-	-	-	166,110	-	-	(166,110)	-
Additional dividends/interest on shareholders’ equity proposed (Note 27)	-	-	-	(570,588)	600,000	-	-	-	(29,412)	-
Unclaimed dividends	-	-	-	7,573				-	-	7,573
Total shareholder contributions and distributions to shareholders	-	6,796	75,233	(563,015)	600,000	166,110	4,694	-	(1,670,755)	(1,380,937)
Balances at December 31, 2022	13,477,891	408,602	1,250,448	7,540,020	600,000	2,124,411	(163)	(3,844)	-	25,397,365

The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2022, 2021 and 2020
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Reserve for expansion	Tax incentive reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances at January 01, 2021	13,477,891	397,183	1,036,194	6,499,602	1,781,560	(4,837)	(4,848)	-	23,182,745

Total comprehensive income for the year
Profit for the year	-	-	-	-	-	-	-	2,957,174	2,957,174
Post-employment benefit amount recorded directly in shareholders' equity	-	-	-	-			563	-	563
Total comprehensive income for the year	-	-	-	-	-	-	563	2,957,174	2,957,737
Total shareholder contributions and distributions to shareholders
Long-term incentive plan	-	4,623	-	-			-	-	4,623
Purchase of treasury shares, net of disposals	-	-	-	-		(20)	-	-	(20)
Allocation of profit for the year:
Legal reserve (Note 27)	-	-	139,021	-			-	(139,021)	-
Interest on Shareholders’ Equity (Note 27)	-	-	-	-				(1,047,500)	(1,047,500)
Allocation to tax benefit reserve (Note 27)	-	-			176,741		-	(176,741)	-
Allocation to expansion reserve (Note 27)	-	-	-	1,593,912			-	(1,593,912)	-
Unclaimed dividends (Note 27)	-	-	-	9,521			-	-	9,521
Total shareholder contributions and distributions to shareholders	-	4,623	139,021	1,603,433	176,741	(20)	-	(2,957,174)	(1,033,376)
Balances at December 31, 2021	13,477,891	401,806	1,175,215	8,103,035	1,958,301	(4,857)	(4,285)	-	25,107,106

The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2022, 2021 and 2020
(In thousands of reais)
					Profit reserves
	Share capital	Capital reserve	Legal reserve	Reserve for expansion	Tax benefit reserve	Treasury shares	Other comprehensive income	Retained earnings	Total
Balances at January 01, 2020	9,866,298	410,650	1,010,090	9,537,053	1,612,019	(3,204)	(1,088)	-	22,431,818
Total comprehensive income for the year
Profit for the year	-	-	-	-	-	-	-	1,828,254	1,828,254
Remeasurement of post-employment benefit obligation	-	-	-	-	-	-	(1,031)	-	(1,031)
Total comprehensive income for the year	-	-	-	-	-	-	(1,031)	1,828,254	1,827,223

Total contributions from shareholders and distributions to shareholders
Corporate restructure (Note 1)	3,611,593	(20,892)	(57,604)	(3,535,824)		5,456	(2,729)	-	-
Long-term incentive plan (Note 26)	-	7,425	-	-			-	-	7,425
Purchase of treasury shares, net of disposals	-	-	-	-		(7,089)	-	-	(7,089)
Allocation of profit for the year:
Legal reserve (Note 27)	-	-	83,708	-			-	(83,708)	-
Interest on shareholders’ equity (Note 27)	-	-	-	-				(1,083,000)	(1,083,000)
Tax incentive reserve (Note 27)	-	-			169,541		-	(169,541)	-
Reserve for expansion (Note 27)	-	-	-	492,005			-	(492,005)	-
Unclaimed dividends (Note 27)	-	-	-	6,368			-	-	6,368
									-
Total contributions from shareholders and distributions to shareholders	3,611,593	(13,467)	26,104	(3,037,451)	169,541	(1,633)	(2,729)	(1,828,254)	(1,076,296)
Balances at December 31, 2020	13,477,891	397,183	1,036,194	6,499,602	1,781,560	(4,837)	(4,848)	-	23,182,745

The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2022, 2021 and 2020
(In thousands of reais)

	Notes	2022	2021	2020
Operating activities
Profit before income tax and social contribution		1,720,909	3,103,225	1,992,404
Adjustments to reconcile income to net cash generated by operating activities:
Depreciation and amortization		6,827,175	5,691,696	5,527,012
Share of loss of an associate	14	61,587	11,572	-
Residual value of property, plant and equipment and intangible written off		(136,713)	51,913	(88,085)
Gain on sale transaction of 51% of I-Systems (formerly FiberCo) (Note 1)		-	(782,237)	-
Interest on asset retirement obligation		23,212	1,486	(284)
Provision for legal and administrative proceedings	25	247,227	278,789	333,724
Inflation adjustment on judicial deposits and legal and administrative proceedings		91,681	(27,768)	138,109
Interest, monetary and exchange rate variations on loans and other financial adjustments		759,989	119,864	168,362
Interest on lease liabilities		1,333,007	858,259	910,691
Lease interest		(28,101)	56	(10,698)
Provision for expected credit losses	30	626,218	544,642	552,817
Long-term incentive plans		6,796	15,672	2,588
Total adjustments to reconcile income with net cash from operations		11,532,987	9,867,169	9,526,640
Reduction (increase) in operating assets
Trade accounts receivable		(628,272)	(583,346)	(390,087)
Taxes, fees and contributions to be recovered		912,306	664,397	1,260,949
Inventories		(33,565)	44,050	(43,325)
Prepaid expenses		164,288	(134,893)	20,928
Judicial deposits		(603,825)	215,698	203,567
Other assets		(30,709)	41,610	(111,003)
Increase (decrease) in operating liabilities
Payroll and related charges		40,302	35,506	53,667
Suppliers		757,628	153,357	(818,989)
Taxes, fees and contributions to be collected		102,948	366,605	(320,674)
Authorizations payable		(2,378,796)	(8,604)	(10,871)
Payments for legal and administrative proceedings	25	(242,598)	(316,804)	(413,635)
Deferred revenues		(49,446)	(135,583)	(87,188)
Other liabilities		(114,173)	(116,981)	(126,530)
Cash generated by operations		9,429,075	10,092,181	8,743,449
Income tax and social contribution paid		-	(14,094)	(69,578)
Net cash from operating activities		9,429,075	10,078,087	8,673,871

TIM S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2022, 2021 and 2020
(In thousands of reais)

	Notes	2022	2021	2020

Investing activities
Marketable securities		2,375,964	(2,502,030)	(1,428,888)
Cash from the sale of 51% of I-Systems (formerly FiberCo) (Note 1)		-	1,096,294
Cash from the merger of TIM Participações		-	-	21,959
Consideration for the acquisition of Cozani		(6,269,951)	-	-
Additions to property, plant and equipment and intangible		(4,730,433)	(5,283,707)	(3,891,306)
Other derivatives		-	-	(161,429)
Other		4,475	47	4,879
Net cash used in investing activities		(8,619,945)	(6,689,396)	(5,454,785)

Financing activities
New loans		1,568,343	3,062,000	1,800,000
Amortization of loans		(565,303)	(1,710,935)	(1,806,922)
Interest paid- Loans		(157,831)	(78,952)	(72,643)
Payment of lease liability		(1,566,344)	(1,179,723)	(927,903)
Interest paid on lease liabilities		(1,303,953)	(832,928)	(794,391)
New 5G license financing		-	843,020	-
Derivative financial instruments		(269,437)	216,197	27,070
Purchase of treasury shares, net of disposals		4,694	(11,069)	-
Dividends and interest on shareholders’ equity paid		(1,199,201)	(1,042,976)	(1,153,054)
Net cash used in financing activities		(3,489,032)	(735,366)	(2,927,843)

Increase (decrease) in cash and cash equivalents		(2,679,902)	2,653,325	291,243
Cash and cash equivalents at the beginning of the financial period		5,228,615	2,575,290	2,284,048
Cash and cash equivalents at the end of the year		2,548,713	5,228,615	2,575,291

The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

1.       Operations

1.1. Corporate Structure

TIM S.A. (“TIM” or “Company”) is a public limited company with Registered office in the city of Rio de Janeiro, RJ, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group that held 66.59% of the share capital of TIM S.A. on December 31, 2022 (66.59% on December 31, 2021).

The TIM group (“Group”) comprises TIM, its subsidiary and associated company, Cozani and I-Systems, respectively.

The Company holds an authorization for Landline Switched Telephone Service (“STFC”) in Local, National Long-Distance and International Long-Distance modes, as well as Personal Mobile Service (“SMP”) and Multimedia Communication Service (“SCM”), in all Brazilian states and in the Federal District.

The Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”). Additionally, TIM has American Depositary Receipts (ADRs), Level II, traded on the New York Stock Exchange (NYSE) – USA. As a result, the company is subject to the rules of the Securities and Exchange Commission of Brazil (“CVM”) and the Securities and Exchange Commission (“SEC”). In order to comply with good market practices, the company adopts as a principle the simultaneous disclosure of its financial information in both markets, in reais, in Portuguese and English.

As of December 31, 2022, TIM holds a 49% equity interest (49% as of December 31, 2021) in the companies I-Systems (associate), formerly FiberCo Soluções de Infraestrutura S.A. (“FiberCo”), and 100% (it had no interest as of December 31, 2021) in its subsidiary Cozani RJ Infraestrutura e Rede de Telecomunicações S.A. (“Cozani”). We describe below the processes in the corporate reorganization regarding these two companies:

1.2. Corporate Reorganization

1.2.1. Business combination - Cozani

On April 14, 2022, TIM, Telefônica Brasil S.A. and Claro S.A. (“Buyers”) delivered to Oi Móvel S.A. – Under court-ordered reorganization (“Seller”, “Assignor” or “Oi Móvel”) the closing notification regarding the process of acquisition of the Seller’s mobile assets, based on the approvals by the Administrative Council for Economic Defense (CADE), upon signature of an Agreement on Control of Concentrations, whose decision has already become final and unappealable, and by the National Telecommunications Agency (ANATEL), particularly with the publication of Acts 4.949/2022, 4.950/2022 and 4.951/2022, in addition to meeting or waived by the Buyers, as the case may be, all precedent contractual conditions.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

On April 20, 2022, TIM, together with the Buyer companies, after complying with the precedent conditions established by CADE and ANATEL, concluded the acquisition transaction, with TIM, which currently holds 100% of the share capital of Cozani, a company that corresponds to the part of the unit of assets, rights and obligations of Oi Móvel acquired by the Company.

The Company has been complying with all the measures provided for in Anatel’s conditions and in the Concentration Control Agreement (“ACC”) entered into with CADE, mainly, among others:

On April 19, 2022, TIM made the Product Reference Offer available in the wholesale ROAMING market (“ORPA – National Roaming”), which was approved by ANATEL on September 21, 2022. On the same date, it made the Reference Offer for Mobile Virtual Network Operators (“Reference Offer – MVNO”) available, which was approved by ANATEL on September 26, 2022.

On July 4, 2022, TIM independently made public offers for the disposal of up to 50% of Radio Base Stations (“RBDs”) acquired from Oi Móvel (“Public Offerings of RBSs”). It has not been possible to conclude any sales proposal related to the offer so far.

On August 15, 2022, TIM signed an Radiofrequency Availability Agreement with Oi Móvel in order to allow Oi Móvel, to achieve the targets for implementation of fixed wireless access systems set forth in the General Plan of Universalization Targets for the Universalization of the Switched Fixed Telephone Service Provided in the Public Regime (PGMU-IV), approved by Decree 9.619/2018. The purpose of this agreement, as determinated by ANATEL, is to enable the continuity of targets already met, and the fulfillment of non-complied and enforceable targets. This agreement is valid until the end of Oi Móvel’s STFC concession on December 31, 2025, and it registered as the service becomes available.

On July 5, 2022, TIM and Oi Móvel signed a Letter of Intent to guarantee the maintenance and continuity of the mobile services provided at the Comandante Ferraz Antarctic Station (EACF) until the end of the term, on February 21, 2024, of Cooperation Agreement 12.000/2019-001/00, signed on February 21, 2019, by the Federal Government, through the Navy Command, and by Telemar Norte Leste and Oi Móvel. The signing arrangements for the First Amendment to the Cooperation Agreement, which formalizes the result of these negotiations, were concluded on December 9, 2022.

On October 20, 222, TIM published Offers intended to enable the signing of an Industrial Network Exploration Agreement (“Offer – Industrial Network Exploration”) and Temporary and Onerous Assignment of Rights of Use of Radiofrequency (“Offer – Radiofrequency”), under the terms defined by the ACC (Agreement on Control of Concentrations) signed with CADE. The offers were published on TIM’s website and presented to CADE, on the same date, within the period established by ACC (up to 6 months from Closing) and should be available for 36 months. No contracts have been signed so far.

On December 20, 2022, TIM published offers intended to enable the signing of a Contract for the Temporary and Onerous Assignment of Rights of Use of the 900 MHz Radiofrequency, having as its object the radio frequencies acquired from Oi Móvel in said frequency band (“Offer – 900 MHz Radiofrequency”), under the terms defined by ACC signed with CADE. The ACC awaits dispatch order by CADE. The offers were published on TIM’s website and presented to CADE on the same date, within the period established by ACC (up to 8 months from Closing) and should be available for 36 months. No contracts have been signed so far.

The acquisition price of 100% of Cozani’s shares, after all the adjustments provided for in the Share Purchase Agreement, was R$ 7,014.6 million.

Adjusted Closing Price:

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

(i)	R$ 634.3 million reais were withheld by TIM, as provided for in the purchase agreement, mainly to meet the possible need for additional price adjustments to be made, which could be identified in the 120 days after the acquisition date. According to the material fact disclosed on September 19, 2022, as a result of the differences found in the assumptions for calculating the: (i) Working Capital and Net Debt, (ii) Capex, and (iii) Net Additions, the amount of R$ 634.3 million, (R$ 670 million updated on December 31, 2022) remained fully retained by the Company until the date of October 4, 2022, when a preliminary decision had been handed down by the 7th Business Court of the Judicial District of Rio de Janeiro determining the deposit in court by the Buyers, with TIM being responsible for depositing the updated amount of R$ 670 million in an account linked to the court-ordered reorganization process of Oi Móvel. Said deposit will remain in an account linked to the Court pending the installation of the Court of Arbitration. For further details, see Note 12;

(ii)	The amount of R$ 2,057.4 million was transferred directly to BNDES - National Bank for Social and Economic Development, as per the contractual provision; and

(iii)	The amount of R$ 4,285.9 million was transferred directly to the Assignor on the acquisition date.

(iv)	The amount of R$ 1.8 million related to termination amounts related to the Seller’s personnel, agreed as part of the amount paid for the acquisition by the Buyers.

In addition to the above amounts, the Seller may be entitled to receive up to an additional R$ 230 million from TIM, conditioned to the achievement, of certain targets related to the radio frequencies and customer base involved in the transaction. Of this amount, R$ 120 million have already been paid due to the fulfillment of part of the established targets. Of the remaining amount not yet paid (R$ 110 million), the Company understands that it is expected to disburse the amount of R$ 77 million up to the described term recognized as contingent consideration on the date of disclosure of these consolidated financial statements.

TIM also paid, on April 20, 2022, on behalf of Cozani, the amount of R$ 250.7 million to the Seller, as remuneration, for up to 12 months of service provision in the transition phase, recorded under “Prepaid expenses” and signed an annual contract term for the use of transport infrastructure capacity with Brasil Telecom Comunicação Multimídia S.A., involving the payment of decreasing amounts which, at present value, total approximately R$ 476 million.

As of December 31, 2022, the total consideration transferred for the acquisition of Cozani was R$ 7,211.6 million.

Identifiable assets acquired and liabilities assumed

On December 31, 2022, the fair value of the identifiable assets acquired, and liabilities assumed from Cozani on the date of acquisition by TIM is finalized, according to the purchase price allocation report (“Purchase Price Allocation”). On this date, the analysis indicates assets and liabilities presented below:

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Fair values recognized on acquisition
Assets
Cash and cash equivalents	193,382
Trade accounts receivable	362,379
Prepaid expenses	165,111
Recoverable taxes	13,535
Deferred income tax and social contribution	705,388
Property, plant and equipment (Note 15)	3,518,477
Intangible assets (Note 16)	3,599,811
Total Assets	8,558,083

Liabilities
Suppliers	(183,227)
Lease liabilities (Note 17)	(2,929,449)
Taxes payable	(157,595)
Deferred revenues	(95,135)
Other liabilities	(617,518)
Total liabilities	(3,982,924)

Total net identifiable assets at fair value	4,575,159
Goodwill on acquisition (Note 16)	2,636,426
Total consideration	7,211,585

The assets acquired and liabilities assumed related to Cozani (“net assets”) by TIM on the acquisition date and the impacts on the Company’s results, which reflect the results of the Company acquired as of April 30, 2022, are summarized below:

Cozani
Equity interest of the acquiree	100%
Shareholders’ equity of Cozani at book value on April 30, 2022	1,282,579
Shareholders’ equity of Cozani at fair value on April 30, 2022	4,575,159
Surplus of radio frequencies (i)	3,038,951
Surplus of customers’ portfolio (ii)	253,629

Contribution to the Group’s net revenue as of the acquisition date	1,231,518
Contribution to the Group with a loss as of the acquisition date	(626,258)
Net revenue from the acquiree since the beginning of the year	2,297,351
Loss from the acquiree since the beginning of the year	(1,910,638)

(i)	The intangible asset value refers to the adjustment in the authorizations item reflecting the fair value of the acquired grants and the spectrum assessment was carried out using the market approach, with the application of a transaction multiple. The average useful life is 17.68 years;

(ii)	The evaluation of the customer portfolio was conducted using the profitability approach, using the MPEEM (Multi-period excess earning method) method based on a calculation of cash flows from future economic benefits attributable to the customer base. The average useful life is 7.67 years.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

The goodwill of R$ 2,636,426 comprises the value of future economic benefits arising from synergies expected from the acquisition. Goodwill is allocated on a consolidated basis as the assets acquired and liabilities assumed bring benefits to the business as a whole. There is no expectation that the goodwill recognized will be deductible for tax purposes until the corporate merger of the company Cozani takes place, which should occur throughout 2023.

Other contractual obligations

As a result of certain contractual provisions upon the acquisition of Cozani, TIM withheld the amount equivalent to 10% of the transaction Closing Price. On December 31, 2022, this amount reached R$ 670 million and, due to the preliminary decision of the 7th Corporate Court of the Judicial District of Rio de Janeiro, the amount is in a judicial deposit account until further decision by the Court of Arbitration.

Also, at the time of the acquisition of Cozani, there were certain contractual provisions linked to the fulfillment of migration targets by the Oi Móvel, in the amount of R$ 77 million. The fulfillment of these targets is under the evaluation of the Company’s Management.

On December 31, 2022, both obligations reached the total amount of R$ 748 million.

1.2.2 Sale of 51% of I-Systems (formerly FiberCo) to IHS

In December 2020, FiberCo was established by the Company to segregate network assets and provide infrastructure services. FiberCo was born to implement, operate and maintain last-mile infrastructure for broadband access to be offered in the wholesale market. Nevertheless, the terms of the agreement define TIM as current main customer, having the prerogative of 6 months of exclusivity after entering new areas.

On May 5, 2021, the Company disclosed the decision of its Board of Directors on the sale by TIM of 51% of the share capital of FiberCo in favor of IHS Fiber Brasil - Cessão de Infraestruturas Ltda. (“IHS”), with the remaining 49% remaining under the control of the Company upon closing of the transaction.

According to the valuation report of the net assets and liabilities, the calculated amount of R$ 1,211,789 was paid-in as share capital of I-Systems on November 1, 2021.

The process for acquisition of equity interest at FiberCo, later named I–Systems, by IHS was completed on November 16, 2021. As a result, IHS currently holds 51% of the share capital of I-Systems, with TIM having a minority (non-controlling) interest of 49% in I-Systems. As of this moment, TIM ceased the line-by-line consolidation of I-Systems (formerly FiberCo).

For the conclusion of the sale, IHS made a capital contribution of R$ 582,498 (primary) in the new company (I-Systems) and the payment of R$ 1,096,294 (secondary) directly to TIM, thus totaling R$ 1,678,792 for the acquisition of a 51% equity interest. The fair value calculated for 100% of the new company was R$ 3,291,794.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Upon closing, the remaining non-controlling interest of 49% in the investee was recorded by TIM at fair value in the amount of R$ 1,612,957, as provided for by IFRS 10. As provided for in IAS 28, the sale of an investment with loss of control must be recognized by the total write-off of the investment and recognition of part of the associated company’s investment at fair value.

Subsequently, the interest in the investee started to be valued under the equity method, as defined in IAS 28.

Currently, due to the closing of the transaction and loss of I- Systems’s control, TIM wrote-off about 90% of the total goodwill recorded in the acquisition of TIM Fiber SP Ltda. and TIM Fiber RJ S.A. in the amount of R$ 1,051,477.

The effects of the transaction are detailed below:

Description

Transaction price	1,096,294
Record of the remaining interest in the investment at fair value	1,612,957

Cost of assets
Write-off of investment	(1,211,472)
Write-off of goodwill at Fiber RJ/Fiber SP acquisition	(1,051,477)
Write-off of deferred tax on amortized goodwill	335,935

Gain on transaction	782,237
Income tax and social contribution	(509,245)
Net gain on transaction	272,992

Gain before income tax and social contribution on remeasurement of investment to fair value	668,720
Gain before income tax and social contribution on asset disposal	113,517

2.       Management’s statement and basis of preparation and presentation of the consolidated financial statements

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and disclose all (and only) the applicable significant information related to the consolidated financial statements, which is consistent with the information used by Management in the performance of its duties.

The significant accounting policies applied in the preparation of these consolidated financial statements are described below and/or presented in its respective notes. Those policies were consistently applied in the years presented.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

a.	General criteria for preparation and disclosure

The consolidated financial statements were prepared taking into account the historical cost as the base value as well as financial assets and liabilities (including derivative financial instruments) measured at fair value.

Assets and liabilities are classified according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are recorded as non-current. The exception to this procedure involves deferred income tax and social contribution balances (assets and liabilities) and provision for lawsuits and administrative proceedings that are fully classified as non-current.

In connection with the preparation of these consolidated financial statements, Company’s Management made analyses and concluded that as there is no evidence of uncertainties about the going concern.

The Company had a profit of R$ 1,670,755 as of December 31, 2022. The Company’s current liabilities exceeded total current assets by R$ 2,229,118, caused by the acquisition of Cozani and payment of obligations related to the 5G license. The Company understands that the aforementioned investments will bring relevant benefits and operational efficiency. On December 31, 2022, the Company’s shareholders’ equity is positive by R$ 25,397,365.

Interests paid are classified as financing cash flow in the statement of cash flows as it represents costs of obtaining financial resources.

b.	Functional and presentation currency

The consolidated financial statements are presented in Brazilian Real (R$), which is also the functional currency of the Company, its associated company and subsidiary.

Foreign currency transactions are recognized at the exchange rate on the date of the transaction. Monetary items in foreign currency are translated into Brazilian reais at the foreign exchange rate prevailing on the balance sheet date, informed by the Central Bank of Brazil. Foreign exchange gains and losses linked to these items are recorded in the statement of income.

c.	Segment information

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

The Group's strategy is focused on optimizing results, and all the operating activities of the Group are concentrated in TIM and its subsidiary Cozani. Although there are diverse activities, decision makers understand that the company represents only one business segment and do not contemplate specific strategies focused only on one service line. All decisions regarding strategic, financial planning, purchases, investments and investment of resources are made on a consolidated basis. The aim is to maximize the consolidated result obtained by operating the SMP, STFC and SCM licenses.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

d.	Consolidation procedures

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

If the Group loses control exercised over a subsidiary, the corresponding assets (including any goodwill) and liabilities of the subsidiary are written-off at their book values on the date the control is lost, and the write-off of the book value of any non-controlling interests on the date when control is lost (including any components of other comprehensive income attributed to them) also occurs. Any resulting difference as a gain or loss is recorded in income (loss). Any retained investment is recognized at its fair value on the date control is lost.

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

The Company’s consolidation base on December 31, 2022, includes the wholly owned subsidiary Cozani, as of April 30, 2022, headquartered in Rio de Janeiro, Brazil and which is mainly engaged in the provision of telecommunications services. The company holds 100% interest, due to the acquisition of this company, as described in Note 1.

e.	Business combination and goodwill

Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at the fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.

The purchase accounting method is used to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of the assets acquired, equity instruments (i.e.: shares) and liabilities incurred or assumed by the acquirer on the date of the change of control. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at fair value on the date of acquisition, regardless of the proportion of any non-controlling interests. The portion exceeding the consideration transferred of the Company's interest in the acquired identifiable net assets, is recorded as goodwill. Should the consideration transferred be less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in the statement of income as a revenue once concepts and calculations applied are reviewed.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with contractual terms, economic circumstances and pertinent conditions on the acquisition date. This includes separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value on the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability that is a financial instrument is recognized in the statement of income in accordance with IFRS 9 Financial Instruments.

Goodwill is initially measured at cost (being the excess of the consideration transferred in relation to net assets acquired (identifiable assets acquired and liabilities assumed). If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain in a bargain purchase is recognized in the statement of income on the acquisition date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating units of the Group that are expected to benefit from the synergies of combination, regardless of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a cash generating unit and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed under these circumstances is measured based on the relative values of the disposed operation and the portion of the cash generating unit retained.

The Group measures the lease liabilities assumed at the present value of the remaining payments as if the lease agreement acquired were a new lease agreement on the acquisition date. Right-of-use assets were measured at an amount equivalent to the lease liabilities and adjusted to reflect the favorable or unfavorable terms of these leases compared to market terms. Considering that the off-market nature of said lease is reflected in the right-of-use asset, the Group does not recognize separately an intangible asset or liability relating to favorable or unfavorable terms in relation to market value.

f.	Approval of consolidated financial statements

These consolidated financial statements were approved by the board for filling on April 28, 2023.

g.	New standards, amendments and interpretations of standards

The following new standards/amendments were issued by the International Accounting Standards Board (IASB), are effective for the year ended December 31, 2022.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

IFRS 1 First-time Adoption of International Financial Reporting Standards - Subsidiary as first-time adopter

The amendment allows a subsidiary that chooses to apply paragraph D16(a) of IFRS 1- First-time Adoption of International Accounting Standards to measure cumulative translation differences using the amounts reported in the consolidated financial statements of the parent company, based on the parent company’s transition date to IFRS, if no adjustments have been made for consolidation procedures and for the effects of the business combination in which the parent company acquired the subsidiary. This amendment also applies to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1.

These changes had no impact on the Group’s consolidated financial statements as it is not a first-time adopter.

IFRS 9 Financial Instruments - Rates in the ’10 percent’ test for writing-off financial liabilities

The amendment clarifies the rates that an entity includes when assessing whether the terms of a new or modified financial liability are materially different from the terms of the original financial liability. These rates include only rates paid or received between the borrower and the lender, including rates paid or received by the borrower or the lender on behalf of the other.

In accordance with the interim provisions, the Group applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment (the date of first-time adoption). These changes had no impact on the Group’s consolidated financial statements, as there were no changes to the Group’s financial instruments during the period.

The following new standards were issued by the International Accounting Standards Board (IASB), but are not in effect for the period ended on December 31, 2022.

•	Amendments to IAS 1: Classification of Liabilities as Current or Non-current (equivalent to revision 20 of the Accounting Pronouncements Committee)

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1, aiming to specify the requirements for classifying the liabilities as current or non-current. The amendments clarify the following:

•	What a right to postpone settlement means;

•	That the right to postpone settlement must exist on the base date of the report;

•	That this classification is not affected by the likelihood that an entity will exercise its right to postpone settlement

•	That the terms of a liability would not affect its classification only if a derivative embedded in a convertible liability was an equity instrument

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Amendments are valid for periods started on January 1, 2023 and must be applied on a retrospective basis. The Group currently assesses the impact that the changes will have on current practice and whether existing loan agreements may require renegotiation.

•	Amendments to IAS 8: Definition of Accounting Estimates

(equivalent to revision 20 of the Accounting Pronouncements Committee)

In February 2021, IASB issued amendments to IAS 8, in which the definition of ‘accounting estimates’ is introduced. The amendments clarify the difference between changes in accounting estimates and changes in accounting policies and errors. Additionally, they clarify how entities use measurement and input techniques to develop accounting estimates.

The amendments will become effective for periods beginning on or after January 1, 2023 and will be applied to changes in accounting policies and estimates that occur on or after the beginning of that period. If disclosed, early adoption is allowed.

Amendments are not expected to have a significant impact on the Group’s financial statements.

•	Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies (equivalent to revision 20 of the Accounting Pronouncements Committee)

In February 2021, IASB issued amendments to IAS 1) and IFRS Practice Statement 2 Making Materiality Judgments, in which guides and examples are provided to help entities to apply materiality judgment to the disclosure of accounting policies. The aim of amendments is to assist entities in the disclosure of accounting policies that are most useful by replacing the requirement for disclosure of significant accounting policies to material accounting policies and adding guides about how entities should apply the concept of materiality to make decisions about the disclosure of accounting policies.

The amendments to IAS 1 are applicable for periods started as of or after January 1, 2023, with early adoption allowed. Since the amendments to Practice Statement 2 provide non-mandatory guides about the application of material definition to the accounting policy information, an adoption date is not required for this amendment.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

The Group is currently revisiting the accounting policy disclosures to confirm that they are consistent with the required changes.

•	Amendments to IAS 12: Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (equivalent to the Committee’s revision 20 of accounting pronouncements)

In May 2021, the Board released amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12 so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences.

The amendments shall apply to transactions occurring in annual periods beginning on or after the earliest comparative period presented. Furthermore, at the beginning of the earliest comparative period presented, a deferred tax asset (provided there is sufficient taxable profit available) and a deferred tax liability must also be recognized for all deductible and taxable temporary differences associated with leases and decommissioning obligations.

The Group is currently assessing the impact of these changes.

COVID-19 impacts

Since March 2020 a pandemic was declared by the World Health Organization due to the outbreak of the new Coronavirus (COVID-19). The main impacts and first cases were recorded in Brazil and in the world also in the first quarter of 2020.

The Company has a robust infrastructure and is part of an extremely important segment in this period of crisis, essential for the population, government and health system since 2020.  After an internal analysis, there was no indication of impairment of assets or risks associated with the fulfillment of obligations, since the Company is not highly leveraged and still has credit lines available to be used in the event of a significant reduction in cash volume.

In September 2021, the country showed a significant evolution in vaccination levels, with a reduction in the transmission rate and number of cases. Thus, there was a slight improvement in economic activities. In June, the stores returned with activities with a positive impact on device sales.

Currently, we have not identified material impacts on the Company’s consolidated financial statements.

3.       Estimates and areas where judgment is significant in the application of the Company's accounting policies

Accounting estimates and judgments are continuously assessed. They are based on the Company's historical experience and on other factors, such as expectations of future events, considering the circumstances present on the base date of consolidated financial statements.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

By definition, the resulting accounting estimates will rarely be the same as the actual results. The estimates and assumptions that present a significant risk, with the probability of causing a material adjustment to the book values of assets and liabilities for the fiscal period, are covered below.

(a)       Impairment loss on non-financial assets and investments in subsidiary and associated company.

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

Any reorganization activities with which the Company is not committed to on the reporting date of the Presentation of consolidated financial statements or significant future investments that could improve the asset base of the cash generating unit under test are excluded for impairment testing purposes.

The main non-financial assets for which this assessment was made are goodwill recorded by the Company (Note 16) and its tangible and intangible assets.

Net investments in the subsidiary and associated company are valued after applying the equity method to determine whether there is any objective evidence of impairment. The recoverable amount of an investment in an associated company must be determined for each investment, unless the associated company does not generate cash inflows on an ongoing basis that are largely independent of those generated by the entity’s other assets. The investment in an associated company was valued as described in Note 14.

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

(c)       Provision for legal and administrative proceedings

The legal and administrative proceedings are analyzed by the Management along with its legal advisors (internal and external). The Company considers factors in its analysis such as hierarchy of laws, precedents available, recent court judgments, their relevance in the legal system and payment history. These assessments involve Management’s judgment (Note 25).

(d)       Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived from market (Note 39).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

(e)       Unbilled revenues

Since some cut dates for billing occur at intermediate dates within the months of the year, as the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on estimate that takes into consideration historical consumption data, number of days elapsed since the last billing date, among others (Note 29).

(f)       Leases

The Company has a significant number of the lease contracts in which it acts a lessee (Note 17), and with the adoption of the accounting standard IFRS 16 – Leases, on January 1, 2019, certain judgments were exercised by Company’s management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the period covered by options to extend the contract term, when the exercise depends only from the Company, and this exercise is reasonably certain; and (ii) using certain assumptions to calculate the discount rate.

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

(g)       Fair value of the intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses.

The cost of intangible assets acquired in a business combination corresponds to their fair value at acquisition date. After the initial recognition, the intangible assets are measured at cost, less accumulated amortization and impairment losses.

(h)       Business combination

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at the fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred. For further information, see Notes 1.2.1 and 2.e.

4.       Cash and cash equivalents

They are financial assets measured at amortized cost using the effective interest rate method.

The Company’s Management determines the classification of its financial assets upon initial recognition.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

	2022	2021

Cash and banks	59,959	99,821
Unrestrictedly available financial investments cash and cash equivalents:
CDB’s / Repurchases	2,488,754	5,128,794

Total cash and cash equivalents	2,548,713	5,228,615

Bank certificates of deposit (“CDBs”) and committed transactions are nominative securities issued by banks and sold to the public as a form of fund raising. Such securities may be traded during the contracted term, at any time, without significant loss in their value and are used for the fulfilment of short-term obligations by the company.

The decrease in the cash position is explained by the acquisition of Cozani (Note 1.2.1). and payments for 5G licenses and related obligations (Notes 16.f and 20).

The annual average return of the Company's investments related to CDB’s and Committed Operations is 100.12% (101.57% as of December 31, 2021) of the variation of the Interbank Deposit Certificate – CDI.

5.       Marketable securities

Comprise financial assets measured at fair value through profit or loss.

	2022	2021	2022

FUNCINE (i)	12,929	11,508	12,929
Fundo Soberano (ii)	179	9,624	179
FIC: (iii)
Government bonds (a)	1,323,409	2,975,613	1,323,409
CDB (b)	20,371	40,496	20,371
Financial bills (c)	398,879	703,118	398,879
Other (d)	447,797	839,169	447,797
	2,203,564	4,579,528	2,203,564

Current portion	(2,190,635)	(4,568,020)	(2,190,635)
Non-current portion	12,929	11,508	12,929

The decrease in the marketable securities’ position is explained by the acquisition of Cozani (Note 1.2.1). and payments for 5G licenses and related obligations (Notes 16.f and 20).

(i)	As of December 2017, the Company, with the aim of using tax deductibility benefit for income tax purposes, started investing in the National Film Industry Financing Fund (FUNCINE). The average remuneration in 2022 is 0.09% p.a. (-0.06% p.a. in 2021).

(ii)	Fundo Soberano is composed only of federal government bonds. The average remuneration in 2022 was 99.94% p.a. of the variation of the Interbank Deposit Certificate - CDI (95.13% on December 31, 2021).

(iii)	In August 2017, the Company invested in open FIC's (Quota Investment Fund). Funds are mostly made up of federal government bonds and papers from financial institutions, mostly AAA (highest quality). The average remuneration of FICs in 2022 was 107.19% p.a. of the variation of the Interbank Deposit Certificate - CDI (122.76% p.a. on December 31, 2021).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

(a)	Government bonds are fixed income financial instruments issued by the National Treasury to finance the activities of the Federal Government.

(b)	The CDB operations are emitted by the banks with the commitment of stock buyback by the bank itself and with predetermined taxes.

(c)	The Financial bills is a fix income tittle emitted by financial institutions with the objective of a long-term fund raising.

(d)	Is represented by: Debentures, FIDC, commercial notes, promissory notes, bank credit note.

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

The fair value of trade accounts receivable is close to the book value recorded on December 31, 2022 and December 31, 2021.

The average rate considered in calculating the present value of accounts receivable recorded in the long term is 0.58% p.m. (0.19% p.m. on December 31, 2021).

	2022	2021
Trade accounts receivable	3,659,777	3,253,207

Gross accounts receivable	4,241,515	4,000,026

Billed services	2,149,579	2,107,682
Unbilled services	929,669	849,762
Network use (i)	550,416	504,333
Goods sold	590,476	521,362
Contractual assets (Note 24)	19,828	15,340
Other accounts receivable	1,547	1,547

Provision for expected credit losses	(581,738)	(746,819)

Current portion	(3,421,094)	(3,066,906)
Non-current portion	238,683	186,301

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

The movement of the provision for expected credit losses, accounted for as an asset reduction account, was as follows:

	2022	2021

Opening balance	746,819	651,260
Supplement to expected losses, net of reversal	626,218	544,642
Company acquisition balance	33,284	-
Write-off of provision	(824,583)	(449,083)

Closing Balance	581,738	746,819

In 2022, the change in the closing balance of the provision for expected credit losses occurred due to the supplement to expected losses, net of reversal and write-off of already accrued invoices.

The aging of accounts receivable is as follows:

	2022	2021

Total	4,241,515	4,000,026

Undue	3,221,416	2,895,999
Overdue up to (days):
30	286,324	246,195
60	82,533	100,027
90	73,581	77,280
>90	577,661	680,525

7.       Inventories

Inventories are presented at the average acquisition cost. A loss is recognized to adjust the cost of Handsets and accessories to the net realizable value (selling price), when this value is less than the average acquisition cost.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

	2022	2021

Total Inventories	236,117	202,553

Inventories	248,768	214,605
Mobile handsets and tablets	138,951	140,934
Accessories and prepaid cards	78,330	53,791
TIM chips	31,487	19,880

Losses on adjustment to realizable amount	(12,651)	(12,052)

8.       Recoverable indirect taxes, charges and contributions

	2022	2021

Recoverable indirect taxes, charges and contributions	1,367,610	1,259,932

ICMS (i)	1,323,604	1,216,912
Other	44,006	43,020

Current portion	(472,202)	(354,620)
Non-current portion	895,408	905,312

(i)	The amounts of recoverable ICMS (state VAT) are mainly comprised by:

(a) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months).

(b) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

9.       Recoverable direct taxes, charges and contributions

	2022	2021

Recoverable direct taxes, charges and contributions	1,238,686	2,042,361

Income tax (IR) and social contribution (CS) (i)	879,227	807,096
PIS / COFINS (ii)	194,452	1,164,772
IRRF (Withholding income tax) on interest earning bank deposits	120,417	37,738
Other	44,590	32,755

Current portion	(720,808)	(1,311,906)
Non-current portion	517,878	730,455

(i)	In September 2021, the Federal Supreme Court (STF), with general repercussions, established an understanding for the non-levy of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the monetary restatement using the SELIC rate in cases of undue payment. The specific TIM lawsuit is still pending judgment, TIM recorded its best estimate to date, in the amount of R$ 607 million recorded in current and non-current assets (R$ 547 million on December 31, 2021) since the likelihood of a favorable outcome for the Company becomes probable. The Company is awaiting the final decision.
(ii)	The Recoverable PIS/COFINS amounts mainly refer to credits from a legal proceeding filed by TIM Celular S.A. (ultimately merged into TIM S.A., as well as TIM S.A. itself), with a favorable final decision in Higher Courts which discussed the exclusion of the ICMS from the PIS and COFINS calculation bases. According to the Company’s internal assessment, the Company expects to use these credits in the next 12 months.

In March 2017, the Federal Supreme Court (“STF”) recognized the unconstitutionality of including ICMS amounts in the calculation base of PIS and COFINS contributions.  TIM S.A. (previously named “Intelig Telecomunicações Ltda.”), as the surviving company from the merger of TIM Celular S.A. and other entities existing in the Group in the past, which had filed proceedings of the same nature, has been challenging this issue in court since 2006, with effects retroactive to five years, as permitted by the legislation. The total amount recorded in 2019 related to these credits was R$ 3,023 million, of which R$ 1,795 million relates to principal and R$ 1,228 million was inflation adjustment.

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

In 2021, TIM had utilized credits arising from the process of exclusion of ICMS from the calculation bases of PIS and COFINS, for payments of federal taxes, in the total amount of R$ 957 million. In 2022, total offsetting of R$ 619 million was made for said PIS and COFINS credits.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

10.       Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on (1) tax losses and accumulated tax loss carryforwards; and (2) temporary differences arising from differences between the tax basis of assets and liabilities and their book values in the consolidated financial statements. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

Deferred tax assets on income tax and social contribution are recognized only in the event of a profitable track record and/or when the annual forecasts prepared by the Company.

The balances of deferred income tax and social contribution assets and liabilities are shown in the balance sheet at their net amounts, when there is both a legal right and an intention to offset them at the time when the current taxes are ascertained, usually in relation to the same legal entity and the same taxation authority. Thus, deferred tax assets and liabilities belonging to different entities are in general shown separately, not at their net amounts.

On December 31, 2022, and 2021, the prevailing tax rates were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation regarding the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each fiscal year, according to the current tax legislation.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

The amounts recorded are as follows:

	2022	2021

Losses carried forward – income tax and social contribution	225,882	219,876
Temporary differences:
Provision for legal and administrative proceedings	381,865	330,627
Provision for expected credit losses	220,911	257,529

Lease of LT Amazonas infrastructure	34,657	32,377
Deferred income tax on accounting adjustments:
Profit sharing	49,989	40,177
Taxes with enforceability suspended (i)	711,897	437,950
Amortized Goodwill – TIM Fiber (ii)	(34,560)	(34,560)
Derivative financial instruments	(161,174)	(143,948)
Capitalized interest - 4G and 5G	(281,468)	(233,433)
Deemed cost – TIM S.A.	(32,177)	(42,617)
Adjustments related to IFRS 16 (iii)	596,495	369,521
Accelerated depreciation (iv)	(715,041)	(466,863)
Fair value adjustment I–Systems (former FiberCo) (v)	(249,477)	(249,477)
Impairment loss (vi)	557,932	-
Amortization of surplus	45,591
Other	146,218	19,729
Total deferred taxes - Assets	1,497,540	536,888

Deferred income tax and social contribution on tax losses and negative bases not recognized yet	(129,954)	-

Deferred active tax portion	1,367,586	536,888

(i)	Mainly represented by the Fistel fee (TFF) for the financial years 2020, 2021 and 2022, the TFF referring to Cozani's 2022 financial year is also added. The Operating Inspection Fee (TFF) for the years 2020, 2021 and 2022 of TIM S.A. and TFF for 2022 of Cozani had its payments suspended by virtue of an injunction and, therefore, still do not have a specific date for payment. See Note 22 for details.

(ii)	Represented by the goodwill on the business combination of companies TIM Fiber RJ and SP acquired by TIM in 2012, partially realized in November 2021 after the completion of the transaction for the sale of 51% of the equity interest in I-Systems to IHS, as described in Note 1.

(iii)	Represents the addition of new contracts, mainly due to the acquisition of Cozani. The temporary difference of the IFRS 16 contracts is due to the difference in the timing of recognition of the accounting and tax expense, under the terms of the current legislation.

(iv)	As of the 1Q20, TIM S.A. excludes the portion of acceleration of depreciation of movable assets belonging to property, plant and equipment from the calculation basis of the IRPJ and CSLL, due to their uninterrupted use in three operating shifts, supported by technical expert report, as provided for in Article 323 of the RIR/2018, or by the adequacy to the tax depreciation provided for in IN 1700/2017. Such tax adjustment generated a deferred liability of R$ 663 million until December 31, 2022 (R$ 467 million up to December 31, 2021) and applied as of January 1, 2020.

(v)	Refers to deferred charges on the fair value of the non-majority interest calculated in the sale transaction described in Note 1 that took place in November 2021 between TIM S.A. and IHS Fiber Brasil - Cessão de Infraestruturas Ltda.

(vi)	Represents the deferred charges constituted, mainly due to the impairment of tangible assets, onerous capacity contracts and deferred taxes, recorded by subsidiary Cozani.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Expectation of recovery of tax credits

The estimates of recoverability of tax credits were calculated taking into consideration financial and business assumptions available on December 31, 2022.

Based on these projections, the company has the following expectation of recovery of credits:

Deferred income tax and social contribution	Tax losses and negative basis	Temporary differences	Total
2023	80,475	504,340
2024	15,453	515,457
2025	-	385,264
>2026	-	(133,403)
Total	95,928	1,271,658	1,367,586

The company based on a history of profitability and based on projections of future taxable results, constitutes deferred income tax credits and social contribution on all of its tax losses, negative social contribution basis and temporary differences.

Considering that Cozani does not have a history of taxable profit, deferred tax assets on tax losses and negative basis of social contribution in the amount of R$ 129,954 referring to Cozani were not recognized.

The Company used credits from tax losses and the negative basis of social contribution in the amount of R$ 123,948 throughout 2022 (R$ 255,252 in 2021).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

11.       Prepaid expenses

	2022	2021

Prepaid expenses	359,109	358,287
Advertisements not released (i)	2,361	86,154
Rentals and insurance	64,544	67,034
Incremental costs for obtaining contracts with customers (ii)	178,543	153,988
IT Services (iii)	21,500	28,626
Prepaid contractual expenses (iv)	77,810	-
Other	14,351	22,485

Current portion	(278,851)	(275,148)
Non-current portion	80,258	83,139

(i)	Represent prepaid payments of advertising expenses for products and services of the TIM brand that are recognized in the result according to the period of serving the advertisement.

(ii)	It is substantially represented by incremental costs related to sales commissions paid to partners for obtaining customer contracts arising from the adoption of IFRS 15, which are deferred to the result in accordance with the term of the contract and/or economic benefit, usually from 1 to 2 years.

(iii)	They represent prepayments of IT services expenses for network and migration of information to the “cloud”.

(iv)	It refers to the payment in April 2022 of TSA (Transition Service Agreement), in the amount of R$ 250,722 as remuneration, for up to 12 months of service provision in Cozani’s transition phase. As of December 31, 2022, the balance of the remaining amount related to the TSA was R$ 77,810.

12.       Judicial deposits

They are recorded at historical cost and updated according to current legislation.

	2022	2021

Judicial deposits	1,377,560	718,773

Civil	974,482	285,583
Labor	117,583	128,607
Tax	184,435	178,914
Regulatory	113	111
Online attachment (i)	100,947	125,558

(i)	Refer to legal blockages directly in the company's current accounts and financial investments linked to certain legal proceedings. This amount is periodically analyzed and when identified, reclassification is made to one of the other specific accounts of the legal deposit item.

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

There are some processes with differentiated matters, for instance, in which the value set by ANATEL for vacating certain transmission sub-bands is discussed, enabling the implementation of 4G technology. In this case, the amount deposited updated in court under discussion is R$ 77,854 (R$ 72,533 on December 31, 2021).

In a Material Fact released on October 4, 2022, a preliminary decision had been handed down by the 7th Business Court of the Judicial District of Rio de Janeiro determining the deposit in court by the Buyers (TIM, Telefônica Brasil S.A. and Claro S.A.) of approximately R$ 1.53 billion – of which approximately R$ 670 million by TIM – in an account linked to the court-ordered reorganization process of Oi Móvel, where it will be safeguarded until a later decision by the arbitration court. Said deposit will remain in an account linked to the Court pending the installation of the Court of Arbitration.

On October 19, 2022, TIM deposited the amount of R$ 670 million in guarantee for the Judgment of the 7th Corporate Court of the Judicial District of Rio de Janeiro.

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

Tax

The Company has legal deposits, relating to tax matters, made to support several ongoing legal discussions. Such deposits mainly relate to the following discussions:

(a)	Use of credit in the acquisition of electricity directly employed in the production process of companies, matter with positive bias in the judiciary. The current value of the deposits referring to this discussion is R$ 36,417 (R$ 34,289 as of December 31, 2021).

(b)	CPMF levy on loan conversion operations into the Company’s equity; recognition of the right not to collect the contribution allegedly levied on the simple change of ownership of current accounts due to merger. The current value of the deposits referring to this discussion is R$ 5,295 (R$ 9,073 as of December 31, 2021).

(c)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The current value of the deposits referring to this discussion is R$ 22,178 (R$ 20,022 as of December 31, 2021).

(d)	Non-homologation of compensation of federal debts withholding income tax credits (IRRF) for the alleged insufficiency of credits, as well as the deposit made for the purposes of release of negative Certificate of debts. The current value of the deposits referring to this discussion is R$ 11,557 (R$ 11,254 as of December 31, 2021).

(e)	Incidence of ISS on import services and third parties; alleged lack of collection in relation to ground cleaning and maintenance service of BRS (Base Radio Station), the ISS itself, the ISS incident on co-billing services and software licensing (blackberry). Guarantee of the right to take advantage of the benefit of spontaneous denunciation and search for the removal of confiscatory fines in the case of late payment. The current value of the deposits referring to this discussion is R$ 8,651 (R$ 8,048 as of December 31, 2021).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

(f)	Accessory services provided for in the agreement 69/98 ICMS incident on the provision of communication services of the amounts charged for ACCESS, Membership, Activation, qualification, availability, subscription and use of the services, among others. The current value of the deposits referring to this discussion is R$ 3,623 (R$ 3,478 as of December 31, 2021).

(g)	Requirement by ANATEL of the public price for the administration of numbering resources. The current value of the deposits referring to this discussion is R$ 3,766 (R$ 3,582 as of December 31, 2021).

(h)	Deposit made by TIM S.A. – Unconstitutionality and illegality of the collection of FUST (Fund for Universalisation of Telecommunications Services). The right not to collect FUST, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Industrial Exploitation of Dedicated Line), as well as the right not to suffer the retroactive collection of the differences determined in function of not observing sum 7/2005 of ANATEL. The current value of the deposits referring to this discussion is R$ 63,967 (R$ 61,752 as of December 31, 2021).

(i)	ICMS - Miscellaneous. Deposits made in several processes that discuss ICMS charges, mainly related to discussions on loan, DIFAL, exempt and non-taxed services, ICAP and Covenant 39. The current value of the deposits referring to this discussion is R$ 7,691 (R$ 9,960 as of December 31, 2021).

(j)	Charges related to cases of Jornal do Brasil that were directed to the company. The current value of the deposits referring to this discussion is R$ 11,524 (R$ 9,730 as of December 31, 2021).

13.       Other assets

	2022	2021

Other assets	265,042	216,159

Advances to employees	7,092	6,795
Advances to suppliers	31,437	48,755
Amounts receivable from TIM Brasil (Note 37)	22,790	23,069
Amounts receivable from incentivized projects	63,034	13,613
Recoverable INSS	69,794	66,386
Other	70,895	57,541
Current portion	(199,644)	(197,251)
Non-current portion	65,398	18,908

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

14.       Investment

The ownership interest in associated company or subsidiary is valued using the equity accounting method.

As mentioned in Note 1, in December 2020, the company Fiber Co (current I-Systems) was established and was 100% controlled by TIM S.A. In November 2021, as a result of the spin-off of net assets of the broadband business and the creation of I-Systems (formerly FiberCo) with subsequent sale of 51% of its equity interest on behalf of IHS, TIM S.A. assessed the transaction as a loss of control and stopped consolidating it, recording the investment in an associated company, in the amount of R$ 1,612,957 at fair value for the remaining minority interest (non-controlling) of 49%.

TIM S.A. has 49% (49% on December 31, 2021) in the share capital of I-Systems. Therefore, between December 2020 and October 2021, Fiber Co was a subsidiary of TIM S.A., becoming an associated company as of November 2021, a condition that remains until now. The following table represents summarized financial information about the investments of I-Systems:

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

a)	Interest in associate

As of December 31, 2022, TIM S.A. held 49% control over FiberCo (currently I-Systems).

	Associated companies
	2022 I-Systems	2021 I-Systems

Total number of shares	1,794,287,995	1,794,287,995

Interest in total capital	49%	49%

Shareholders' equity	1,422,034	1,794,288

Loss for the year (i)	(125,687)	(22,968)

Equity in earnings	(61,587)	(11,254)

Investment amount	1,540,116	1,601,703

I-Systems (associated company)

Balance of investment on December 31, 2021	1,601,703
Net identifiable assets at fair value	-
Capital increase	-
Equity in earnings and amortization of surplus	(61,587)
Balance of investment on December 31, 2022	1,540,116

FiberCo (current I-Systems) (subsidiary)

Balance of investment at December 31, 2020	1
Equity in earnings until October 2021	(318)
Capital increase	1,211,789
Write-off of investment	(1,211,472)
Balance of investment on November 16, 2021	-

I-Systems (associated company)

Balance of investment on December 31, 2020	-
Revaluation of minority interest at fair value	1,612,957
Equity in earnings - November 2021 and December 2021	(11,254)
Balance of investment on December 31, 2021	1,601,703

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

15.       Property, plant and equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values. On December 31, 2022 and 2021, the Company does not present indications of impairment in its property, plant and equipment. Property, plant and equipment values recorded in the acquisition of Cozani were adjusted to its recoverable values as described in Note 14.

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

Gains and losses on disposal are determined by comparing the amounts of these disposals with the book value at the time of the transaction and are recognized in “other operating expenses (revenue), net” in the statement of income.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

•	Changes in property, plant and equipment

	Balance in December 2021	Additions / depreciation	Write-offs	Transfers	Acquisitions of subsidiary (Note .1.2)	Balance in December 2022

Total cost of property, plant and equipment, gross	49,159,678	6,031,485	(735,593)	-	11,302,035	65,757,605
Commutation/transmission equipment	25,854,454	(4,788)	(129,957)	3,028,504	6,313,024	35,061,237
Fiber optic cables	778,512	-	-	4,884	-	783,396
Leased handsets	2,806,454	752	(17,149)	166,099	920,690	3,876,846
Infrastructure	6,443,285	-	(16,296)	493,409	789,657	7,710,055
Informatics assets	1,756,340	-	(342,836)	31,032	336,161	1,780,697
General use assets	916,845	-	(4,840)	41,503	13,054	966,562
Right of use assets	9,779,327	2,205,253	(223,107)	-	2,929,449	14,690,922
Land	40,794	-	(992)	-	-	39,802
Construction in progress	783,667	3,830,268	(416)	(3,765,431)	-	848,088

Total Accumulated Depreciation	(30,851,278)	(5,052,761)	591,144	-	(7,783,558)	(43,096,453)
Commutation/transmission equipment	(18,187,994)	(2,234,352)	129,196	-	(5,941,968)	(26,235,118)
Fiber optic cables	(522,205)	(61,649)	-	-	-	(583,854)
Leased handsets	(2,534,691)	(155,902)	11,694	-	(919,560)	(3,598,459)
Infrastructure	(4,043,155)	(390,832)	15,654	-	(573,680)	(4,992,013)
Informatics assets	(1,629,730)	(78,418)	369,807	-	(337,265)	(1,675,606)
General use assets	(649,229)	(50,097)	4,397	-	(11,085)	(706,014)
Right of use assets	(3,284,274)	(2,081,511)	60,396	-	-	(5,305,389)
Total property, plant and equipment, net	18,308,400	978,724	(144,449)	-	3,518,477	22,661,152
Commutation/transmission equipment	7,666,460	(2,239,140)	(761)	3,028,504	371,056	8,826,119
Fiber optic cables	256,307	(61,649)	-	4,884	-	199,542
Leased handsets	271,763	(155,150)	(5,455)	166,099	1,130	278,387
Infrastructure	2,400,130	(390,832)	(642)	493,409	215,977	2,718,042
Informatics assets	126,610	(78,418)	26,971	31,032	(1,104)	105,091
General use assets	267,616	(50,097)	(443)	41,503	1,969	260,548
Right of use assets	6,495,053	123,742	(162,711)	-	2,929,449	9,385,533
Land	40,794	-	(992)	-	-	39,802
Construction in progress	783,667	3,830,268	(416)	(3,765,431)	-	848,088

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

	Balance in December 2020	Additions	Write-offs (i)	Transfers	Balance in December 2021

Total cost of property, plant and equipment, gross	47,429,167	5,572,362	(3,841,851)	-	49,159,678
Commutation/transmission equipment	25,875,916	26,905	(2,920,511)	2,872,144	25,854,454
Fiber optic cables	878,100	-	(125,366)	25,778	778,512
Leased handsets	2,643,336	805	(13,495)	175,808	2,806,454
Infrastructure	6,436,572	-	(511,635)	518,348	6,443,285
Informatics assets	1,770,386	-	(46,584)	32,538	1,756,340
General use assets	902,287	-	(43,401)	57,959	916,845
Right of use assets	8,367,895	1,591,307	(179,875)	-	9,779,327
Land	40,794	-	-	-	40,794
Construction in progress	513,881	3,953,345	(984)	(3,682,575)	783,667

Total Accumulated Depreciation	(29,328,469)	(3,951,760)	2,428,951	-	(30,851,278)
Commutation/transmission equipment	(18,130,526)	(1,983,589)	1,926,121	-	(18,187,994)
Fiber optic cables	(482,613)	(65,669)	26,077	-	(522,205)
Leased handsets	(2,398,217)	(145,661)	9,187	-	(2,534,691)
Infrastructure	(4,018,854)	(408,540)	384,239	-	(4,043,155)
Informatics assets	(1,617,970)	(58,209)	46,449	-	(1,629,730)
General use assets	(637,903)	(48,204)	36,878	-	(649,229)
Right of use assets	(2,042,386)	(1,241,888)	-	-	(3,284,274)
Total property, plant and equipment, net	18,100,698	1,620,602	(1,412,900)	-	18,308,400
Commutation/transmission equipment	7,745,390	(1,956,684)	(994,390)	2,872,144	7,666,460
Fiber optic cables	395,487	(65,669)	(99,289)	25,778	256,307
Leased handsets	245,119	(144,856)	(4,308)	175,808	271,763
Infrastructure	2,417,718	(408,540)	(127,396)	518,348	2,400,130
Informatics assets	152,416	(58,209)	(135)	32,538	126,610
General use assets	264,384	(48,204)	(6,523)	57,959	267,616
Right of use assets	6,325,509	349,419	(179,875)	-	6,495,053
Land	40,794	-	-	-	40,794
Construction in progress (II)	513,881	3,953,345	(984)	(3,682,575)	783,667

(i)	In the year 2021, net write-offs are mainly represented by:

. R$ 1,218,340 as write-off of property, plant and equipment, which makes up part of the balance of R$ 1,211,789 of net assets that was paid-in as share capital of I-Systems (formerly FiberCo) on November 1, 2021, as described in Note 1.

. R$ 179,875 in rights of use in leases due to remeasurement of contracts, including changes in the term and scope of rentals.

(ii) The construction in progress represents the cost of projects in progress related to the construction of networks and/or other tangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

The lease rights of use are represented by leased agreements of identifiable assets within the scope of IFRS16 standard. These rights refer to leases of network infrastructure, stores and kiosks, real estate, land (Network) and fiber, as below:

Right-of-use in lease	Network infrastructure	Shops & kiosks & real estate	Land (Network)	Fiber	Total
Balances at December 31, 2021	3,048,509	541,312	1,504,233	1,400,999	6,495,053
Opening balance	2,143,142	-	786,307	-	2,929,449
Additions	1,312,785	243,162	560,755	88,551	2,205,253
Remeasurement	(60,187)	(14,715)	(83,045)	(4,764)	(162,711)
Depreciation	(1,097,799)	(130,549)	(374,459)	(478,704)	(2,081,511)
Balances at December 31, 2022	5,346,450	639,210	2,393,791	1,006,082	9,385,533

Useful life – %	12.25	11.25%	12.12	7.41%

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

•	Depreciation rates

Annual fee %
Commutation / transmission equipment	08–14.29
Fiber optic cables	4–10
Leased handsets	14.28–50
Infrastructure	4–20
Informatics assets	10–20
General use assets	10–20

In 2022, pursuant to IAS 16, the Company assessed the useful life estimates for their property, plant and equipment, concluding that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use.

16.       Intangible assets

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

Financial charges on funds raised generically (with no specific allocation), used to obtain a qualifying asset, which is an asset that necessarily demands a substantial period of time to become ready for intended use is capitalized as part of this asset’s cost when it is probable that will result in future economic benefits to the Group and such costs can be reliably measured. Within this concept, we had the capitalization of charges for the 700MHz 4G license between 2014 and 2019 and we currently have the capitalization of charges on the acquisition of the 5G license for the radio frequency not readily available and other obligations related to such radio frequency. Said capitalization occurs until the asset is considered available for use by Management, and as of that date onwards, capitalization of interest and charges on this asset ends. These costs are amortized over the estimated useful lives.

The values of permits for the operation of SMP and rights to use radio frequencies, as well as software, goodwill and others are demonstrated as follows:

The cost of intangible assets acquired in a business combination corresponds to their fair value at acquisition date. After the initial recognition, the intangible assets are measured at cost, less accumulated amortization and impairment losses.

Intangible assets with undefined useful lives are not amortized but tested for impairment on an annual basis, individually or at cash generating unit level.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

(a) Changes in intangible

	Balance in December 2021	Additions/ Amortization	Write-offs	Transfers		Acquisitions of subsidiary (Note 1.2)	Balance in December 2022
					Capitalized interest
Total cost of intangible assets, gross	34,630,541	3,846,601	(3,200)	-	258,961	6,446,789	45,179,692
Right to use software	19,911,004	-	-	701,387		1,366,860	21,979,251
Authorizations	11,151,497	75,525	(3,200)	17,123		4,598,839	15,839,784
Goodwill	475,743	2,636,426	-	-		-	3,112,169
Infrastructure right-of-use - LT Amazonas	186,221	-	-	15,557		-	201,778
Other assets	333,116	-	-	5,001		481,090	819,207
Intangible assets under development	2,572,960	1,134,650	-	(739,068)	258,961	-	3,227,503

Total Accumulated Amortization	(24,045,462)	(1,873,904)	3,200	-	-	(2,846,978)	(28,763,144)

Right to use software	(17,432,018)	(1,142,824)	-	-	-	(1,347,360)	(19,922,202)
Authorizations	(6,357,666)	(664,909)	3,200	-	-	(1,384,432)	(8,403,807)
Infrastructure right-of-use - LT Amazonas	(76,697)	(9,791)	-	-	-	-	(86,488)
Other assets	(179,081)	(56,380)	-	-	-	(115,186)	(350,647)

Total intangible assets, net	10,585,079	1,972,697	-	-	258,961	3,599,811	16,416,548
Right to use software (c)	2,478,986	(1,142,824)	-	701,387	-	19,500	2,057,049
Authorizations (f)	4,793,831	(589,384)	-	17,123	-	3,214,407	7,435,977
Goodwill (d)	475,743	2,636,426	-	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas (e)	109,524	(9,791)	-	15,557	-	-	115,290
Other assets	154,035	(56,380)	-	5,001		365,904	468,560
Intangible assets under development	2,572,960	1,134,650	-	(739,068)	258,961	-	3,227,503

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

	Balance in December 2020	Additions/ Amortization	Write-offs	Transfers	Balance in December 2021

Total cost of intangible assets, gross	31,444,050	4,352,331	(1,165,840)	-	34,630,541
Right to use software	19,117,515	-	(112,626)	906,115	19,911,004
Authorizations	9,931,248	50,408	(1,737)	1,171,578	11,151,497
Goodwill (i)	1,527,220	-	(1,051,477)	-	475,743
Infrastructure right-of-use - LT Amazonas	177,866	-	-	8,355	186,221
Other assets	329,626	-	-	3,490	333,116
Intangible assets under development	360,575	4,301,923	-	(2,089,538)	2,572,960

Total Accumulated Amortization	(22,416,975)	(1,739,937)	111,450	-	(24,045,462)
Right to use software	(16,378,487)	(1,164,210)	110,679	-	(17,432,018)
Authorizations	(5,816,241)	(542,196)	771	-	(6,357,666)
Infrastructure right-of-use - LT Amazonas	(67,966)	(8,731)	-	-	(76,697)
Other assets	(154,281)	(24,800)	-		(179,081)

Total intangible assets, net	9,027,075	2,612,394	(1,054,390)	-	10,585,079
Right to use software (c)	2,739,028	(1,164,210)	(1,947)	906,115	2,478,986
Authorizations (f)	4,115,007	(491,788)	(966)	1,171,578	4,793,831
Goodwill (d)	1,527,220	-	(1,051,477)	-	475,743
Infrastructure right-of-use - LT Amazonas (e)	109,900	(8,731)	-	8,355	109,524
Other assets	175,345	(24,800)	-	3,490	154,035
Intangible assets under development	360,575	4,301,923	-	(2,089,538)	2,572,960

The intangible assets in progress represent the cost of projects in progress related to the intangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets. As of December 2021, includes 5G License acquisition values, pursuant to Note 16.f.

(i) In 2022, with the acquisition of Cozani (see Note 1.2.1 and 15.d.1), goodwill was recorded in the business combination of R$ 2,636,426. In June 2021, due to the sale transaction of FiberCo described in Note 1.2.2, we had the reclassification of items related to intangible assets to the group of assets held for sale.

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

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

(d) Goodwill registered

(d.1) Goodwill on the acquisition of Cozani

As described in Note 1.2.1, in April 2022 the Company acquired 100% of the voting shares of Cozani, with a total purchase consideration transferred of R$ 7,211,585 and identifiable assets, net of liabilities assumed, at a fair value of R$ 4,575,159. Therefore, having a goodwill arising on acquisition of R$ 2,636,426, which is recorded on December 31, 2022.

The Group describes the accounting practice adopted in business combinations in the Note 2(e) that goodwill is initially measured as being the excess of consideration transferred in relation to net assets acquired (acquired identifiable assets and assumed liabilities).

After initial recognition, the goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination. The goodwill was allocated to the mobile cash generating unit, which, in the case of the Group, is the only one identified so far.

(d.2) Goodwill registered in previous years

The Company has the following goodwill based on expectation of future profitability at December 31, 2022 and 2021.

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions – TIM Celular S.A. (merged by Intelig, current TIM S.A.) acquired, at the end of 2011, the companies Eletropaulo Telecomunicações Ltda. (which subsequently had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which subsequently had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively. TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012. TIM Celular S.A. recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the purchase price allocation process, in the amount of R$ 1,159,649.

In November 2021, the Company concluded the drop-down of liquid assets related to the residential broadband business linked to the secondary network infrastructure to the wholly-owned subsidiary FiberCo and sold 51% of the equity interest in FiberCo, currently named I- Systems, on behalf of IHS. Currently, due to the closing of the transaction, TIM S.A. wrote-off about 90% of the total goodwill recorded in the acquisition of TIM Fiber SP Ltda. and TIM Fiber RJ S.A. in the amount of R$ 1,051,477. As a result, IHS currently holds 51% of the share capital of I-Systems, with TIM S.A. having a minority (non-controlling) interest of 49% in I-Systems. Consequently, with the closing of this deal in November 2021, the goodwill initially recorded on the acquisition of the companies Fiber RJ and Fiber SP was reduced to R$ 108,171 and this balance was recorded on December 31, 2022 and 2021.

On August 31, 2020, with the merger of TIM Participações S.A. by TIM S.A., the Company recorded the goodwill arising from the merger of the net assets of TIM Participações, which were originated in acquisition transactions as described below:

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

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

Impairment test

As required by the accounting standard, the Company tests goodwill on business combinations.

The methodology and assumptions used by Management for the aforementioned impairment test is summarized below:

The management of the Company understands that the smallest unit generating cash for impairment testing of goodwill in the acquisition of the companies previously described covers the business at the consolidated level, therefore it covers the consolidated group. This methodology is aligned with the company's strategic direction. It is important highlighting that the group’s results are essentially represented by TIM S.A., but with the acquisition of Cozani in 2022, it started generating results in the TIM S.A. as of April 30, 2022. The Company understands that the consolidated results of TIM S.A. represent a single cash-generating unit for purposes of impairment testing of assets with indefinite useful lives, in accordance with IAS 36.

On December 31, 2022, the impairment test was performed by comparing the book value with the fair value minus the disposal costs of the asset, as foreseen in IAS 36.

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

The fair value of Tier 1 instruments comprises instruments traded on active markets and based on market prices quoted at the balance sheet date. A market is considered active when the quoted prices are readily and regularly available from an Exchange, distributor, broker, industry group, pricing service or regulatory agency, and these prices represent actual market transactions which occur regularly on a purely commercial basis.

Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”) with code (TIMS3) and have a regular trading volume that allows the measurement (Level 1) as the product between the quoted price for the individual asset or liability and the amount held by the entity.

In 2022, the measurement was made based on the value of the share at the balance sheet closing date and sensitivity tests were also performed and in none of the scenarios was identified any indication of impairment, being the fair value determined higher than the book value. Therefore, being the fair value higher than the book value, it is not necessary to calculate the value in use. The effects of TIM Participações (holding incorporated by TIM S.A.) on the value of the book value in 2021 were irrelevant and, also, its effects on the result of the Company. Therefore, the calculations carried out at the consolidated level essentially contemplate the results and accounting balances of TIM S.A., so the management of the Company concludes that the use of the fair value less of cost of sales methodology is adequate to conclude that there is no provision for impairment since the fair value less the cost of sales is higher than the total book value of the cash generating unit.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

On December 31, 2022, the Company carried out the analysis of all tangible, intangible assets and investments and did not identify any impairment indicators.

(e) Infrastructure right-of-use - LT Amazonas

The company has signed infrastructure rights agreements with companies that operate electricity transmission lines in the Northern Region of Brazil. These contracts fall within the scope of IFRIC 4 as financial commercial leases.

Additionally, the Company has signed network infrastructure sharing agreements with Telefónica Brasil S.A., also in the North Region. In these, the two operators optimize resources and reduce their respective operating costs.

(f) Authorizations

4G License

In this item are recorded the values related to the acquisition of Lot 2 in the auction of the 700 MHz band in the amount of R$ 1,739 million, in addition to the costs related to the cleaning of the frequency of the 700 MHZ band acquired, which totaled R$1,199 million, in nominal values. As it is a long-term obligation, the amount payable of R$ 1,199 million was reduced by R$ 47 million by applying the concept of adjustment to present value (“AVP”). The aforementioned license fell under the concept of qualifying asset. Consequently, the financial charges on resources raised without a specific destination, used for the purpose of obtaining a qualifying asset, were capitalized between the years 2014 and 2019.

5G License

In 2021, there was an addition regarding the acquisition of the 5th Generation (“5G”) mobile telephony radio frequencies.

In November 2021, TIM participated in the 5G Auction and was the winner of several lots in the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands. These licenses will be paid over a period of 10 to 20 years, subject to restatement at the Selic rate. In December 2021, the Company signed the Terms of Authorization for these radio frequencies, generating the accounting of an intangible asset related to the licenses in the amount of R$ 884 million and the obligations related to said licenses (among them, disbursements with costs of the public notice and disbursement obligations with the management entities described below) in the amount of R$ 2,680 million.

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

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

On the signature date of the terms, in December 2021, the 2.3GHz and 26GHz radio frequencies were readily available for use by the Company (operating assets), generating the registration in 2021 in “Authorizations” of the amounts related to the licenses (R$ 614 million) and the obligations related to the 26GHz license, which will be fulfilled through EACE (R$ 550 million). The disbursements with EACE (R$ 633 million), provided for in the Public Notice, will occur in 5 semi-annual installments between 2022 and 2024, and are monetarily restated by the IGP-DI. The Company evaluated the application of the concept of adjustment to present value (“AVP”) upon initial recognition (R$ 83 million).

The 3.5GHz radio frequency was not readily available, requiring spectrum cleaning activities to be available for use, and, thus, it was registered in assets in progress (R$ 270 million). Therefore, the obligations related to this activity, to be carried out by EAF (R$ 2,104 million) were also recorded under assets in progress. The disbursements with the EAF, as provided for in the Public Notice, were restated by the IGP-DI until the disbursement dates. Such disbursements took place in 2 installments in 2022 (R$ 1,090 million in February and R$ 1,133 million in May) to EAF.

Furthermore, as described above, the Company capitalizes loan costs for qualifying assets that require a substantial period of time to be in a condition for use as intended by Management. This concept includes the 3.5GHz radio frequency. On December 31, 2022, the Company recorded R$ 290 million in intangible assets referring to Selic interest (R$ 1 million in 2021) incurred on the 3.5GHz radio frequency, and R$ 99 million related to the inflation adjustment of amounts due to the EAF (R$ 19 million in 2021). Said balances are recorded under assets in progress.

Thus, the total effect on the Company’s intangible assets on December 31, 2022 referring to 5G radio frequencies and related obligations was R$ 3,866 million (R$ 3,584 million in 2021), of which R$ 2,753 in assets in progress (R$ 2,394 in 2021) and R$ 1,113 million in Authorizations (R$ 1,190 million in 2021).

17.       Leases

When entering into a contract, the Company assesses whether the contracts signed are (or contain) a lease. An agreement is (or contains) a lease if it transmits the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases whose the Company is a lessee are capitalized at the lease's commencement at the lower of the fair value of the leased asset (right-of-use) and the present value of payments provided for in contract, and lease liability as a counterparty. Interest related to the leases is taken to income as financial costs over the term of the contract.

Leases in which the Company, as a lessor, transfers substantially all the risks and rewards of ownership to the other party (lessee) are classified as finance leases. These lease values are transferred from the intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial income over the contractual term.

Asset leases are financial assets or liabilities classified and/or measured at amortized cost.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Assets

	2022	2021
LT Amazonas	179,305	166,944
Sublease “resale stores” – IFRS 16	59,341	76,177
	238,646	243,121

Current portion	(30,643)	(30,076)
Non-current portion	208,003	213,045

The table below presents the schedule of cash receipts for the agreement currently in force, representing the estimated receipts (nominal values) in the signed agreements. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value.

	Up to Dec 2023	Jan 2024–Dec 2028	Jan 2028 onwards	Nominal values	Present value
	33,936	127,757	226,662	388,355	238,646
LT Amazonas (i)	29,354	119,410	168,503	317,267	179,305
Sublease “resale stores” – IFRS 16	4,582	8,347	58,159	71,088	59,341

(i)	LT Amazonas

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

(ii) Subleases - Stores - IFRS 16

The Company, due to sublease agreements for third parties in some of its stores, recognized the present value of short and long term receivables, which are equal in value and term to the liability cash flows of the contracts called “resale stores”. The impact on lease liabilities is reflected in the group “Leases - Shops & Kiosks and Real Estate”.

Liabilities

	2022	2021

LT Amazonas (i)	327,505	302,091
Sale of Towers (leaseback) (ii)	1,730,214	1,507,629
Other (iv)	158,314	142,458
Sub-total	2,216,033	1,952,178

Other leases (iii):
Leases – Network Infrastructure	6,123,914	3,345,930
Leases - Shops & kiosks & real estate	746,028	653,422
Leases - Land (Network)	2,664,315	1,657,345
Leases – Fiber	1,081,575	1,454,664
Subtotal lease IFRS 16	10,615,832	7,111,361
Total	12,831,865	9,063,539

Current portion	(2,257,211)	(1,269,878)
Non-current portion	10,574,654	7,793,661

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

The amount of interest paid in the year ended December 31, 2022, related to IFRS 16 in the Company was R$ 1,001,311 (R$ 599,296 in the year ended December 31, 2021).

In accordance with IFRS 3, in a business combination, lease liabilities must be measured at the present value of the remaining lease balance as if the lease agreement acquired was a new lease agreement on the acquisition date. The impact on Lease Liabilities on the acquisition date is R$ 2,929,449 (Note 1.2.1).

The consolidated network infrastructure lease amounts and right of use include, on December 31, 2022, R$ 755 million referring to contract cancellation penalties provided for in the lease agreements.

Changes to the lease liabilities are shown in Note 39.

The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the signed agreements. These nominal balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Up to Dec 2023	Jan 2024–Dec 2028	Jan 2029 onwards	Nominal values	Present value
Total - Lease liability	3,109,546	8,468,542	8,295,305	19,873,393	12,831,865

LT Amazonas (i)	65,620	226,810	320,214	612,644	327,505
Sale and leaseback of Towers (ii)	291,462	1,168,828	2,223,774	3,684,064	1,730,214
Other (iii)	36,365	132,035	43,125	211,524	158,314

Total other leases (iv)	2,716,099	6,940,869	5,708,192	15,365,161	10,615,832
Leases – Network infrastructure	1,324,986	3,942,271	3,411,227	8,678,483	6,123,914
Leases - Shops & kiosks & real estate	206,017	505,493	491,755	1,203,265	746,028
Leases - Land (Network)	645,485	1,837,641	1,805,210	4,288,337	2,664,315
Leases – Fiber	539,611	655,464	-	1,195,076	1,081,575

i)	LT Amazonas

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

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

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

In total, 5,873 towers were transferred, being 54,336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted in a sales amount of R$ 2,651,247, of which R$ 1,088,390 was booked as deferred revenue and will be amortized over the period of the contract (Note 24).

The discount rates used at the date of the transactions, ranging from 11.01% to 17.08% per annum, were determined based on observable market transactions that the company (the lessee) would have to pay on a similar lease and/or loan.

(iii)	It is substantially represented by lease transactions in transmission towers.

(iv)	Other leases:

In addition to lease agreements mentioned above, the Company also has lease agreements that qualify within the scope of IFRS 16.

The present value, principal and interest value on December 31, 2022 for the above contracts was estimated month-to-month, based on the average incremental rate of the Company’s loans, namely 13.24% (8.94% in 2021).

Lease agreements within the scope of IFRS 16 acquired through the acquisition of Cozani were remeasured on the acquisition date to reflect the Company’s expectation of the lease term and average incremental borrowing rate. The amount recorded on the acquisition date was R$ 2,929,449.

The lease amounts considered low-value or short-term (less than 12 months) were recognized as rental expenses and totaled R$ 40,723 in 2022 (R$ 36,310 in 2021).

18. Other amounts recoverable

These refer to Fistel credit amounts arising from the reduction of the customer base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used in the reduction of the TFF contribution (operating supervision fee) due to Fistel.

As of December 31, 2022, this credit is R$ 26,519 (R$ 28,661 as of December 31, 2021).

19.       Supplier

Accounts payable to suppliers are obligations payable for goods or services that were acquired in the usual course of business. They are initially recognized by fair value and subsequently measured by amortized cost using the effective interest rate method. Given the short maturity of these obligations, in practical terms, they are usually recognized at the value of the corresponding invoice.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

	2022	2021

Supplier	4,237,229	3,267,404

Local currency	3,940,624	3,063,458
Suppliers of materials and services (i)	3,842,435	2,966,897
Interconnection (ii)	67,724	65,464
Roaming (iii)	1,857	212
Co-billing (iv)	28,608	30,885

Foreign currency	296,605	203,946
Suppliers of materials and services (i)	161,042	153,082
Roaming (iii)	135,563	50,864

Current portion	4,237,229	3,267,404

(i)	Represents the amount to be paid to suppliers in the acquisition of materials and in the provision of services applied to the tangible and intangible asset or for consumption in the operation, maintenance and administration, in accordance with the terms of the contract between the parties.

(ii)	Refers to as the use of the network of other fixed and mobile operators such cases where calls are initiated on the TIM network and terminated on the other operators.

(iii)	Refers to calls made when the customer is outside their registration area and is considered a visitor on the other network.

(iv)	Refers to calls made by the customer when choosing another long-distance operator.

The company entered into contracts with banks to assist its suppliers who requested drawee risk operations. In such operations, suppliers transfer their credit rights against the Company to the banks, with no right of recourse, aiming to receive them in advance by applying a discount. After carrying out the operations, the Company currently has the banks as creditors of the notes assigned by the suppliers in the original value and term of the assigned credit rights, without any associated financial charge or benefit. Trade notes payable related to these operations remain classified under “suppliers”. As of December 31, 2022, the Company has approximately R$ 260 million (R$ 350 million as of December 31, 2021) related to the drawee risk operation.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

20.       Authorizations payable

On December 31, 2022, and 2021, the Company and its subsidiary have the following commitments with ANATEL:

	2022	2021

Renewal of authorizations (i)	231,801	191,329
Updated ANATEL liability (ii)	186,307	164,269
Authorizations payable (iii)	1,255,282	3,525,489
Total	1,673,390	3,881,087

Current portion	(507,685)	(2,630,169)
Non-current portion	1,165,705	1,250,918

(i)	To provide the SMP, the Company obtained authorizations of the right to use radio frequency for a fixed term, renewable.[1] In the option for the extension of the right of this use, it is due the payment of the amount of 2% on the net revenue of the region covered by the authorization that ends each biennium. On December 31, 2022, the Company had balances falling due related to renovation of Authorizations in the amount of R$ 231,801 (R$ 191,329 on December 31, 2021).

(ii)	On December 5, 2014, the company signed the authorization term of the 700 MHz band and paid the equivalent of R$1,678 million, recording the remaining balance in the amount of R$ 61 million as commercial liability, according to the payment method provided for in the notice.

On June 30, 2015, the company filed a lawsuit questioning the collection of the excess nominal value of R$ 61 million, restated at GP-DI totaling R$ 186 million as of December 31, 2022, which is still pending trial.

(iii)	As described in Note 16.f, in November 2021, TIM participated in the 5G Auction of the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands for the deployment of the 5th Generation mobile telephony, winning several lots in these radio frequencies. In December 2021, the Terms of Authorization were signed, characterizing the actual acquisition of the right over the lots of these radio frequencies.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

For the amounts related to radio frequencies (R$ 884 million upon initial registration), Selic rate interest is levied, and the Company will make annual payments for a period of 20 years (1st installment paid in December 2021 and 2nd installment paid in December 2022 in the amounts of R$ 46,274 and R$ 52,005, respectively). Regarding amounts related to disbursement obligations with EAF and EACE entities (R$ 2,737 million upon initial registration, of which R$ 2,654 million net of adjustment do present value), there is a monetary restatement by IGP-DI, and disbursements will occur between 2022 and 2024. The contributions to EAF were fully made in 2022 (R$ 1,090 million in February and R$ 1,133 million in May). The first contribution to EACE took place in April 2022, in the amount of R$ 137 million, while the second contribution took place in October 2022, in the amount of R$ 134 million (the two contributions totaled R$ 271 million).

As of December 31, 2022, the outstanding balance, considering the amounts related to radio frequencies and contributions to be made in the EACE entity, is R$ 1,255 million (R$ 3,525 million as of December 31, 2021).

The authorizations payable on December 31, 2022 due in long-term is in accordance with the following schedule:

2022
2024	375,203
2025	52,296
2026	52,296
2027	52,296
2028	52,296
2029	52,296
2030	52,296
>2031	476,726
1,165,705

The primary authorizations held by TIM S.A. on December 31, 2022, as well as their expiration dates, are shown in the table below:

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Maturity date
Authorization instruments	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 band (4G)	2500 MHz (P band**) (4G)	700 MHz (4G)	2.3 GHz (5G)	3.5 GHz (5G)	26 GHz (5G)
Amapá, Roraima, Pará, Amazonas and Maranhão	Mar 2031*	Apr 2023	Apr 2023	Oct 2027	Part of AR92 (PA), Feb 2024*	Dec 2029	-	Dec 2041	Dec 2031
Rio de Janeiro and Espírito Santo	Mar 2031*	ES, Apr 2023	Apr 2023	Oct 2027	Part of AR21 (RJ), Feb 2024*	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except county of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	Mar 2031*	Apr 2023	Apr 2023	Oct 2027	Part of AR61 (DF), Feb 2024*	Dec 2029	South – Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
São Paulo	Mar 2031*	Countryside, Apr 2023	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Paraná (except counties of Londrina and Tamarana)	November 2028 (800MHz); December 2032 (900 and 1800MHz)*	Apr 2023	Apr 2023	Oct 2027	AR41, except Curitiba and the Metropolitan Region, Feb 2024* AR41, Curitiba and Metropolitan Region, July 2031	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Santa Catarina	800 MHz – November 2028 1800 MHz – December 2032	Apr 2023	Apr 2023	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Municipality and region of Pelotas, in the state of Rio Grande do Sul	800 MHz – November 2028 1800 MHz – December 2032	-	Apr 2023	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Pernambuco	800 MHz – November 2028 1800 MHz – December 2032	-	Apr 2023	Oct 2027	Part of AR81, July 2031	Dec 2029	-	Dec 2041	Dec 2031
Ceará	800 MHz – November 2028 1800 MHz – December 2032	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Paraíba	800 MHz – November 2028 1800 MHz – December 2032	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Rio Grande do Norte	800 MHz – November 2028 1800 MHz – December 2032	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Alagoas	Dec 2023*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Piauí	800 MHz – November 2028 1800 MHz – December 2032	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Minas Gerais (except the counties of Sector 3 of the PGO for 3G radio frequencies, leftovers and 5G)	800 MHz – November 2028 1800 MHz – December 2032	Apr 2023	Apr 2023	Oct 2027	Part of AR31, Feb 2030*	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Bahia and Sergipe	800 MHz – November 2028 1800 MHz – December 2032	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031

*	Terms already renewed for 15 years.
**	Only complementary areas in specific states.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

The primary authorizations held by Cozani on December 31, 2022, as well as their expiration dates, are shown in the table below:

Maturity date
Authorization instruments	900 MHz	1,800 MHz	Additional frequencies 1800 MHz	1,900 MHz and 2,100 MHz	2,500 MHz V2 band
SP (except AR 11)	-	Dec 2032	-	-	Oct 2027
SP (AR 11)		Dec 2032	-	-	Oct 2027
Paraná and Santa Catarina	Dec 2032 *	Dec 2032 *	-	-	Oct 2027
Acre, Rondônia, Mato Grosso, Tocantins, Distrito Federal	Dec 2032 *	Dec 2032 *	December 2032	Apr 2038	Oct 2027
Rio Grande do Sul	Dec 2032 *	-	December 2032	-	Oct 2027
Mato Grosso do Sul (Sector 22) and Goiás (Sector 25)	Dec 2032 *	Dec 2032 *	-	Apr 2038	Oct 2027
Mato Grosso do Sul (except Sector 22) and Goiás (except Sector 25)	Dec 2032 *	Dec 2032 *	December 2032	Apr 2038	Oct 2027
Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas	Mar 2031 *	Mar 2031 *	-	-	Oct 2027
Rio de Janeiro and Espírito Santo	Mar 2031 *	-	-	-	Oct 2027
Amazonas, Roraima, Amapá, Pará, Maranhão, Minas Gerais and Espírito Santo	-	Mar 2031 *	-	-	Oct 2027
Bahia, Sergipe, Rio de Janeiro and Minas Gerais	-	-	-	Apr 2038	Oct 2027

*	Terms already renewed for 15 years.

21.       Loans and financing

They are classified as financial liabilities measured at the amortized cost, and represented by non-derivative financial liabilities that are usually traded before maturity.

In the initial recognition, they are recorded at the fair value and after the initial recognition they are measured based on the effective interest rate method. Appropriations of financial expenses according to the effective interest rate method are recognized in income, under financial expenses.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Description	Currency	Charges	Maturity	2022	2021
KFW Finnvera (ii)	USD	Libor 6M+ 0.75% p.a.	Jan 2024–Dec 2025	173,381	278,176
Scotia¹ (ii)	USD	1.2410–3.2300% p.a.	Dec 2023–Apr 2024	1,568,683	559,650
BNP Paribas (ii)	USD	2.8220% p.a.	Jan 2022	-	428,793
BNP Paribas (ii)	BRL	7.0907% p.a.	Jan 2024	515,265	515,166
Debêntures² (ii)	BRL	IPCA + 4.1682% p.a. (i)	June 2028	1,771,797	1,667,399
BNDES (i)	BRL	IPCA + 4.2283% p.a.	Nov 2031	394,139	396,281
BNB³ (i)	BRL	IPCA + 1.2228%–1.4945%	Feb 2028	249,400	-
BNDES (i)	BRL	TJLP + 1.95% p.a.	Aug 2025	297,160	-
Total				4,969,825	3,845,465

Current				(1,264,967)	(538,450)
Non-current				3,704,858	3,307,015

¹	Rates on outstanding debts on 12/31/2022 with Scotia Bank are between 1.4748% and 3.2300% p.a.
²	The automatic decrease of up to 0.25 bps is estimated in remunerative interest and will comply with sustainable targets established in the indenture.
³	BNB interest rates already include a 15% discount for payment.

Insurances

(i)	Certain receivables from TIM S.A.;

(ii)	Do not have a guarantee.

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

The table below shows the position of financing and available lines of credit:

					Remaining amount
Type	Currency	Date of opening	Term	Total value		Amount used up to December 31, 2022
BNDES (i)	TJLP	May 2018	N/A	1,090,000	778,595	311,405
BNDES (ii)	TJLP	May 2018	N/A	20,000	12,190	7,810
FINAME (iii)	IPCA	Mar 2019	N/A	390,000	-	390,000
BNB (iv)	IPCA	Jan 2020	June 2023	752,479	503,351	249,128
Total R$:				2,252,479	1,294,136	958,343

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Objective:

(i)	Support to TIM's investment plan for the years 2017 to 2019 including, but not limited to, the acquisition of national equipment.
(ii)	Investments in social projects within the community.
(iii)	Exclusive application in the acquisition of machinery and equipment, industrial systems and/or other components of national manufacture.
(iv)	Support to TIM's investment plan for the years 2020 to 2022 in the region of operation of Banco do Nordeste do Brasil.

Loans and financing on December 31, 2022 due in long-term is in accordance with the following schedule:

2024	1,282,496
2025	202,506
2026	698,866
2027	698,866
2028	659,624
2029	55,714
2030	55,714
2031	51,072
3,704,858

The nominal value of the loans and financing is consistent with their respective payment schedule.

Nominal value

2023	1,264,968
2024	1,282,496
2025	202,506
2026	698,866
2027	698,866
2028	659,624
2029	55,714
2030	55,714
2031	51,071
4,969,825

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

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

With respect to proceeds contracted with the Bank of Nova Scotia, BNP Paribas, Debentures and BNDES and BNB, the fair value of these loans is considered to be the present value of the active tip of the swap contracts that protect the Company from changes in exchange rates and interest. The fair value of the operations on December 31, 2022 is, respectively, R$ 1,519,742, R$ 59,199, R$ 1,670,839, R$ 361,828 and R$ 219,697.

22.       Indirect taxes, charges and contributions payable

	2022	2021

Indirect taxes, charges and contributions payable	2,097,468	1,421,955

Value added tax on goods and services - ICMS	222,120	303,721
ANATEL’s taxes and fees (i)	1,798,967	1,042,933
Imposto sobre Serviço (Service tax) - ISS	65,664	66,075
Other	10,717	9,226

Current portion	(2,093,734)	(1,418,682)
Non-current portion	3,734	3,273

(i)	In 2020, to minimize the impacts of the pandemic, Provisional Act 952, dated April 15, 2020, was enacted, authorizing the postponement of payment of taxes, such as TFF, Condecine and CFRP, in the amount of R$ 790 million, to August 31, 2020. In the third quarter of 2020, the Company made a partial payment in the amount of R$ 300 million referring to CFRP and Condecine, but due to a preliminary injunction in court, there was no need to pay the Fistel (TFF), which remains outstanding until the final and unappealable decision.

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

In 2022, there was the partial payment of fees of approximately R$ 300 million related to CFRP and Condecine and the remaining amount of R$ 482.2 million related to 2022 Fistel (TFF) remains suspended, with no defined date for payment based on injunction also issued by the Regional Court of the 1st Region.

In 2022, there was the recognition of R$ 163.0 million in default interest on Fistel (TFF) amounts related to fiscal years 2020, 2021 and 2022 with suspended payment by preliminary injunction.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

23.       Direct taxes, charges and contributions payable

Current income tax and social contribution charges are calculated on the basis of the tax laws enacted, or substantially enacted, up to the balance sheet date.

The legislation allows companies to opt for quarterly or monthly payment of income tax and social contribution. In 2022, the Company has chosen to make the quarterly payment of income tax and social contribution.

	2022	2021

Direct taxes, charges and contributions payable	272,150	258,340

Income tax and social contribution	78,351	186,294
PIS/COFINS (Social integration program/Social security)	102,157	41,916
IRRF on interest on shareholders’ equity	65,311	-
Other (i)	26,331	30,130

Current portion	(262,344)	(245,113)
Non-current portion	9,806	13,227

(i)	The breakdown of this account mainly refers to the company's adhesion to the Tax Recovery Program – REFIS from 2009 for payment of installments of the outstanding debts of federal taxes (PIS – Social Integration Program, COFINS – Contribution to Social Security Financing, IRPJ – Corporate Income Tax and CSLL – Social Contribution on Net Profit), whose final maturity will be on October 31, 2024.

24.       Deferred revenues

	2022	2021

Deferred revenues	932,029	886,340

Prepaid services (i)	193,943	118,795
Government grants (ii)	860	11,184
Anticipated revenue	43,561	8,522
Deferred revenues on sale of towers (iii)	680,731	734,826
Contractual liabilities (iv)	12,934	13,013

Current portion	(265,417)	(197,179)
Non-current portion	666,612	689,161

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)
(i)	Referring to the recharge of voice credits and data not yet used by customers relating to prepaid system services that are appropriate to the result when the actual use of these services by customers.

(ii)	Referring to the release of resources related to the financing line with BNDES (Investment Support Program-BNDES PSI). The sum of grants granted by BNDES up to December 31, 2022 is R$ 203 million and the outstanding amount on December 31, 2022 is R$ 860 (R$ 11,184 on December 31, 2021). This amount is being amortized by the lifespan of the asset being financed and appropriated in the group of “other net revenues (expenses)” (Note 31).

(iii)	Referring to the amount of revenue to be appropriated by the sale of the towers (Note 17).

(iv)	Contracts with customers. The table below includes information on the portion of trade accounts receivable, from which contractual assets and liabilities originate.

	2022	2021

Accounts receivable included in trade accounts receivable	2,182,403	2,051,120
Contractual assets	19,828	15,340
Contractual liabilities	(12,934)	(13,013)

The contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where the discount may be given on equipment and / or service, generating a contractual asset or liability, respectively, depending on the nature of the offer in question.

Summary of the main variations in the year.

Contractual assets (liabilities)

Balance at January 1, 2022	2,326
Additions	12,188
Write-offs	(7,620)
Balance at December 31, 2022	6,894

Contractual assets (liabilities)

Balance at January 1, 2021	7,288
Additions	8,800
Write-offs	(13,761)
Balance at December 31, 2021	2,327

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

The balances of contractual assets and liabilities are expected to be realized according to the table below:

	2023	2024	2025
Contractual assets (liabilities)	7,210	(316)	-

The Company in line with paragraph 121 of IFRS 15, is not presenting the effects of information on customer contracts with terms of duration of less than 1 year.

25.       Provision for judicial and administrative proceedings

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

The provision for judicial and administrative proceedings constituted, updated, is composed as follows:

	2022	2021

Provision for judicial and administrative proceedings	1,112,156	960,881

Civil (a)	392,975	309,019
Labor (b)	214,450	192,132
Tax (c)	473,391	429,951
Regulatory (d)	31,340	29,779

The changes in the provision for judicial and administrative proceedings are summarized below:

	December 2021	Additions, net of reversals	Payments	Currency update	December 2022

	960,881	247,227	(242,597)	146,642	1,112,153

Civil (a)	309,019	130,164	(133,649)	87,438	392,972
Labor (b)	192,132	79,613	(84,165)	26,870	214,450
Tax (c)	429,951	35,978	(21,192)	28,654	473,391
Regulatory (d)	29,779	1,472	(3,591)	3,680	31,340

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

	December 2020	Additions, net of reversals	Payments	Currency update	December 2021

	886,947	278,789	(316,804)	111,949	960,881

Civil (a)	245,432	175,715	(194,501)	82,373	309,019
Labor (b)	213,026	71,961	(98,730)	5,875	192,132
Tax (c)	399,288	31,078	(23,539)	23,124	429,951
Regulatory (d)	29,201	35	(34)	577	29,779

The Company is subject to several legal actions and administrative procedures proposed by consumers, suppliers, service providers and consumer protection agencies and treasury agencies, which deal with various matters that arise in the normal course of the entities’ business. The main processes are summarized below:

a.	Civil proceedings

a.1 Consumer lawsuits

The company is a party in lawsuits related to various claims filed by consumers, in the judicial and administrative spheres. The aforementioned actions in the amount provisioned of R$ 179,132 (R$ 150,881 on December 31, 2021) refer mainly to alleged improper collection, cancellation of contract, quality of services, unilateral contract amendment and undue negative entry.

a.2 Consumer Protection Agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) questions of quality in service; (iii) alleged violations of the SAC (customer service hotline) decree; (iv) alleged contractual violations; (v) alleged misleading advertising; and (vi) discussion of the collection of loyalty fines, in cases of robbery and theft of the device. The amount provisioned is equivalent to R$ 168,987 (R$ 116,985 as of December 31, 2021).

a.3 Former trading partners

TIM is a defendant in lawsuits proposed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The provisioned amount is R$27,740 (R$ 20,708 on December 31, 2021).

a.4 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) share subscription; (ii) claims for civil liability indemnification; (iii) upon the alleged breach of the contract, the provisioned amounts are equivalent to R$ 14,642 (R$ 20,089 as of December 31, 2021).

a.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents who discuss aspects related to licensing, among which environmental licensing and infrastructure licensing (installation/operation). The amounts involved and provisioned are equivalent to R$ 2,471 (R$ 356 on December 31, 2021).

a.6 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; and (iii) alleged non-compliance with service quality targets. There is no provisioned amount corresponding to these lawsuits as of December 31, 2022 and 2021.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

b. Labor and social security lawsuits

These are processes involving several labor claims filed by both former employees, in relation to matters such as overtime, differences in variable remuneration and legal overcome in other contract funds, as well as by former employees of service providers, all of whom, taking advantage of the labor laws in force require it to keep the Company in compliance with labor obligations does not abide by contractors hired for that purpose. Regarding social security claims, the amounts refer to the legal difference in the levy of social security contributions on certain payments made by the company’s employees.

From the total of 1,628 Labor claims on December 31, 2022 (1,314 on December 31, 2021) filed against the company, the majority relate to claims involving former employees of service providers followed by lawsuits from employees of their own and social security lawsuits. The provisioning of these claims totals R$ 214,450 updated monetarily (R$ 192,132 as of December 31, 2021).

c. Tax proceedings

	2022	2021
Federal Taxes	260,206	202,743
State Taxes	130,816	145,436
Municipal Taxes	8,550	7,626
TIM S.A. proceedings (Purchase price allocation)	73,819	74,146
	473,391	429,951

The total recorded provision is substantially composed of the following processes whose indicated values are estimated by the indices established by the federal government for late taxes, being linked to the variation in the SELIC rate.

Federal taxes

The provision supports99 proceedings and is mainly composed of the following lawsuits:

(i)	Sixty-four proceedings, relating to questions involving the impact on operations of CIDE, CPMF, CSLL, IRRF, spontaneous denunciation of the fine in the payment of FUST and ancillary obligations. Of this total, the amounts involved in the legal proceedings that seek recognition of the right not to collect the CPMF allegedly incident on simultaneous transactions of purchase and sale of foreign currency and exchange of account ownership arising from corporate incorporation, whose provisioned values, updated, equal to R$ 4,303 (R$ 8,510 on December 31, 2021), as well as the amount related to the fine and interest 2009, where the benefit of spontaneous denunciation is not being recognized, whose provisioned and updated value is R$ 16,169 (R$ 15,149 on December 31, 2021).

(ii)	The Company constituted a provision for a process aimed to collecting the pension contribution withheld at the rate of 11% to which, allegedly, payments made by the company to other legal entities should have been submitted as remuneration for various activities, whose provisioned and updated value is R$ 42,171 (R$ 39,554 on December 31, 2021).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)
(iii)	Additionally, in the second quarter of 2019, the Company supplemented to expected losses for the FUST process, which seeks the unconstitutionality and illegality of the collection of FUST (Telecommunications Services Universalization Fund). Lawsuit for the recognition of the right not to collect Fust, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Dedicated Line Industrial Exploitation), as well as the right not to suffer the retroactive collection of the differences determined due to not observing sum 7/2005 of ANATEL, in the amount of R$ 64,140 (R$ 60,382 on December 31, 2021).

(iv)	The Company recorded a provision for federal compensation processes arising from a repurchase carried out in 2006, for which the documentary support was not robust enough after appraisals carried out. The provisioned and updated value is R$ 67,815 (R$ 18,579 on December 31, 2021).

State Taxes

The provision is substantially composed of the following processes:

The provision, in support of ninety-one cases, among which the following stand out: (i) the amounts involved in the proceedings, that the question of the reversal of the amounts payable for the ICMS tax, as well as the supporting documentation for the verification of the loan are appropriate for a Company whose values are recorded up-to-date, amounting to R$ 24,811 (R$ 41,352 on December 31, 2021), (ii) the amount not offered to tax for the provision of telecommunications services, which is up-to-date, equals to R$ 6,757 (R$ 5,291 on December 31, 2021), as well as (iii) the charges on the grounds of supposed differences in both the inputs as the output of goods in the process of the withdrawal amount of the inventory, whose values are updated to the equivalent of R$ 17,471 (R$ 16,216 on December 31, 2021); (iv) amounts allegedly improperly credited relating to CIAP credits, whose updated amounts are equivalent to R$ 11,943 (R$ 16,374 as of December 31, 2021) and (v) credits related to tax substitution operations, whose updated amounts are equivalent to R$ 10,392 (R$ 22,183 on December 31, 2021) and (vi) alleged lack of collection or alleged misappropriation of credits related to ICMS rate difference (DIFAL), whose restated amounts are equivalent to R$ 16,220 (R$ 13,963 on December 31, 2021).

Municipal Taxes

It is also worth noting the amounts involved in the assessments that questions the withholding and collection of the ISS-source of third-party services without employment relationship, as well as the collection of its own ISS corresponding to services provided in co-billing.

TIM S.A. proceedings (Purchase price allocation)

There are tax lawsuits arising from the acquisition of former Intelig (current TIM S.A.) due to the former parent company of the TIM Participações group, which comprise the process of allocating the acquisition price of the former Intelig and amount to R$ 73,819 (R$ 74,146 as of December 31, 2021).

d. Regulatory processes

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP, SCM and STFC regulations, among others.

On December 31, 2022, the amount indicated for the procedures for the determination of non-compliance with obligations (“PADOs”), considering the inflation adjustment, classified with risk of probable loss is R$ 31,340 (R$ 29,779 on December 31, 2021).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

e. Judicial and administrative proceedings whose losses are assessed as possible

The company has actions of a civil, labor, tax and regulatory nature involving risks of loss classified by its legal advisers and the administration as possible, for which there is no provision for legal and administrative proceedings constituted, and no adverse material effects are expected in the consolidated financial statements, according to the values presented below:

	2022	2021

	20,123,806	18,140,556

Civil (e.1)	1,418,874	1,292,202
Labor and Social Security (e.2)	360,942	392,035
Tax (e.3)	18,171,345	16,309,439
Regulatory (e.4)	172,645	146,880

Legal and administrative proceedings whose losses are assessed as possible and monitored by Management are disclosed at their updated values.

The main lawsuits with risk of loss classified as possible, are described below:

e.1. Civil

	2022	2021
Consumer lawsuits (e.1.1)	141,858	160,696
ANATEL (e.1.2)	293,203	258,683
Consumer protection bodies (e.1.3)	455,481	493,806
Former trading partners (e.1.4)	230,360	216,054
Social and environmental and infrastructure (e.1.5)	116,613	99,743
Other (e.1.6)	181,359	63,220
	1,418,874	1,292,202

e.1.1 Consumer lawsuits

They mainly refer to actions for alleged improper collection, cancellation of contract, quality of services, defects and failures in the delivery of devices and undue negative entry.

e.1.2 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; and (iii) alleged non-compliance with service quality targets.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

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

e.1.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents that discuss aspects related to (1) environmental licensing and structure licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by Telecom structures; (ii) renewal of land leases for site installation; (iii) dumping on leased land for site installation; (iv) presentation of registering data, among others.

e.1.6 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) amounts supposedly due as a result of share subscription; (ii) claims for civil liability indemnification; (iii) alleged breach of contract.

e.2. Labor and Social Security

e.2.1. Social Security

The Company is a defendant in proceedings referring to the legal difference regarding the levy of social security contributions in certain payments of the company’s employees in the years 2005 to 2011, in the total restated amount of R$ 80,456 (R$ 85,720 on December 31, 2021).

e.2.2. Labor

There are 3,384 Labor claims as of December 31, 2022 (3,067 as of December 31, 2021) filed against the company and with possible risk, concerning claims involving former employees and employees of service providers in the amount of updated R$ 289,354 (R$ 306,315 as of December 31, 2021).

e.3. Tax

	2022	2021

	18,171,345	16,309,439

Federal taxes (e.3.1)	3,275,840	3,026,326
State taxes (e.3.2)	9,640,939	8,782,114
Municipal taxes (e.3.3)	1,587,910	1,234,618
FUST, FUNTTEL and EBC (e.3.4)	3,666,656	3,266,381

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

The values presented are corrected, in an estimated way, based on the SELIC rate. The historical amount involved is R$ 13,014,078 (R$ 12,133,168 as of December 31, 2021).

e.3.1. Federal Taxes

The total amount assessed against TIM in relation to federal taxes is R$ 3,275,840 on December 31, 2022 (R$ 3,026,326 on December 31, 2021). Of this value, the following discussions stand out mainly:

(i)	Allegation of alleged incorrect use of tax credits for carrying out a reverse merger, amortization of goodwill paid on the acquisition of cell phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other reflections and disallowances of compensations and deductions paid by estimate, allegedly improper use of the SUDENE benefit due to lack of formalization of the benefit at the Internal Revenue Service (RFB), and failure to pay IRPJ and CSLL due by estimate. The amount involved is R$ 1,579,257 (R$ 1,467,409 on December 31, 2021). The Company was notified of the decision on April 28, 2021 and, as a result, the partial payment of R$ 1.4 billion was confirmed.

(ii)	Offset method for tax losses and negative bases. The amount involved is R$ 265,163 (R$ 231,810 on December 31, 2021).

(iii)	Collection of CSLL on currency changes arising from swap transactions accounted for by the cash regime. The amount involved is R$ 73,307 (R$ 69,124 on December 31, 2021).

(iv)	Collection of IRRF (withholding income tax) on income of residents abroad, including those remitted by way of international roaming and payment to unidentified beneficiaries, as well as the collection of CIDE on payment of royalties on remittances abroad, including remittances by way of international roaming. The amount involved is R$ 292,662 (R$ 268,170 on December 31, 2021).

(v)	Collection of IRPJ, PIS/COFINS and CSLL debits arising from non-homologation or partial homologation of compensations made by the company from credits of withholding taxes on financial investments and negative balance of IRPJ. The amount involved is R$ 437,419 (R$ 410,662 on December 31, 2021).

e.3.2. State Taxes

The total assessed amount against TIM Group regarding state taxes on December 31, 2022 is R$ 9,640,939 (R$ 8,782,114 on December 31, 2021). Of this value, the following discussions stand out mainly:

(i)	Non-inclusion in the ICMS calculation basis of unconditional discounts offered to customers, as well as a fine for the alleged failure to comply with a related accessory obligation, including for the failure to present the 60i record of the SINTEGRA file. The amount involved is R$ 1,236,502 (R$ 1,140,553 on December 31, 2021).

(ii)	Use of tax benefit (program for the promotion of integrated and sustainable economic development of the Federal District - PRÓ-DF) granted by the taxing entity itself, but later declared unconstitutional, as well as alleged improper credit of ICMS arising from the interstate purchase of goods with tax benefit granted in the state of origin. The amount involved is R$ 394,834 (R$ 356,251 on December 31, 2021).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

(iii)	Credit reversal and extemporaneous credit related to acquisitions of permanent assets. The amount involved is R$ 694,479 (R$ 654,011 on December 31, 2021).

(iv)	Credits and chargebacks of ICMS, as well as the identification and documentary support of values and information released in customer accounts, such as tax rates and credits granted in anticipation of future surcharges (special credit), as well as credits related to tax substitution operations and exempt and untaxed operations. On December 31, 2022, the involved amount is R$ 3,835,583 (R$ 3,449,439 on December 31, 2021).

(v)	Use of credit in the acquisition of electricity directly employed in the production process of companies. The amount involved is R$ 154,673 (R$ 138,242 on December 31, 2021).

(vi)	Alleged conflict between the information contained in ancillary obligations and the collection of the tax, as well as specific questioning of fine for non-compliance with ancillary obligations. The amount involved is R$ 900,731 (R$ 727,057 as of December 31, 2021).

(vii)	Alleged lack of collection of ICMS due to the gloss of chargebacks related to the prepaid service, improper credit of ICMS in the outputs of goods allegedly benefited with reduction of the calculation base, as well as an allegation of improper non-inclusion of Value-Added Services (VAS) of the ICMS calculation base. The amount involved is R$ 625,202 (R$ 547,575 on December 31, 2021).

(viii)	Launch of credits related to the return of mobile devices lent on loan. The amount involved is R$ 136,243 (R$ 116,700 on December 31, 2021).

(ix)	Collection of ICMS related to subscription services and their alleged improper non-inclusion in the ICMS calculation base due to their nature. The amount involved is R$ 330,805 (R$ 286,519 on December 31, 2021).

e.3.3. Municipal taxes

The total assessed amount against TIM Group regarding municipal taxes with possible risk is R$ 1,587,910 on December 31, 2022 (R$ 1,234,618 on December 31, 2021). Of this value, the following discussions stand out mainly:

(i)	Collection of ISS, as well as the punitive fine for the absence of the supposed tax due, on several revenue accounts of the company. The amount involved is R$ 1,281,547 (R$ 618,343 on December 31, 2021).

(ii)	Collection of ISS on importation of services or services performed in other municipalities. The amount involved is R$ 86,520 (R$ 399,141 on December 31, 2021).

(iii)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The amount involved is R$ 149,764 (R$ 137,944 on December 31, 2021).

e.3.4. FUST and FUNTTEL

The total amount charged against the TIM Group in relation to the contributions to FUST and FUNTTEL with a possibility of loss of R$ 3,666,656 (R$ 3,266,381 on December 31, 2021). The main discussion involves the collection of the contribution to FUST and FUNTTEL (Fund for the technological development of Telecommunications) from the issuance by ANATEL of Sum no. 07/2005, aiming, among others, and mainly, the collection of the contribution to FUST and FUNTTEL on interconnection revenues earned by mobile telecommunications service providers, from the validity of Law 9998/2000.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

e.4. Regulatory

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP, SCM and STFC regulations, among others.

On December 31, 2022, the value indicated for the PADOs (procedure for determining non-compliance with obligations), considering the inflation adjustment, classified with possible risk was R$ 172,645 (R$ 146,880 on December 31, 2021).

On August 22, 2019, ANATEL's Board of Directors unanimously approved TIM's conduct adjustment term (TAC) 001/2020, which had been negotiated since 2014 with the regulator. The agreement covers a sanctions reference value of R$ 627 million (restated at the time).

On June 19, 2020, the Board of Directors of the Company approved the said TAC after final deliberation of the regulator and the signing of the term took place on June 25 of the same year. The agreement covers sanctions totaling approximately R$ 639 million (updated at the time), filed as a result of commitments represented in improvement actions related to the macro-topics “Quality”, “Access Expansion”, “Rights and Guarantees of Users” and “Inspection”.

The Term includes actions to improve three pillars of action-customer experience, quality and infrastructure - through initiatives associated with improvements in the licensing process of stations, efficient use of numbering resources, evolution of digital service channels, reduction of complaint rates, repair of users and strengthening of transport and access networks, among others. In addition, it contemplates the additional commitment to bring mobile broadband, through the 4G network, to 350 municipalities with less than 30 thousand inhabitants thus reaching more than 3.4 million people. The new infrastructure was implemented in three years – more than 99% of the municipalities were served in the first two years and the remaining three municipalities were served in November 2022 – with the Company guaranteeing the sharing regime with the other operators.

With the closing of the 1st TAC Year, the following commitments were certified by the Agency: Reparation, Fund for the Defense of Diffuse Rights – FDD (phase 1) and Notifications; Numbering; Interconnection; INCOME TAX; IGQ; Impediment; Internal controls; LTE 700 MHz; New 4G; Backhaul; Licensing backlog; Scope Commitment; Personal assistance; Digital Relationship; and Additional Commitments.

In June 2022, TIM concluded the 2nd year of the Conduct Adjustment Term (TAC) entered into with Anatel, having carried out the activities planned for strict compliance with the purpose of achieving the associated targets. In September 2022, the Impediment Commitments, Internal Controls and Additional Commitments received certificates from the Agency related to the 2nd year target.

In October 2022, TIM and ANATEL signed the Amendment to renegotiate the commitment related to Quality Indicators. Thus, the Perceived Quality Index (IQP) will be adopted to replace the General Quality Index (IGQ), discontinued by the Agency.

The Company will continue fully implementing the internal monitoring mechanisms through the quarterly report on the evolution of the schedules by the Governance Office in Management and Board of Directors. The Company has been complying with the TAC implementation schedule without the need for any additional obligations.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Regarding the extension of the term of the authorizations to use the radio frequencies associated with the SMP, the Company becomes liable for the contractual burden on the net revenue arising from the service plans marketed under each authorization. However, since 2011 ANATEL began to include in the basis of calculation of said burden also the revenues obtained with interconnection, and from 2012, and subsequent years, the revenues obtained with Value-Added Services, among others. In the company's opinion, the inclusion of such revenues is improper because it is not expressly provided for in the terms of original authorizations, so the collections received are discussed in the administrative and/or judicial sphere.

26.       Other liabilities

	2022	2021

Other liabilities	732,367	74,971

Provision for future asset decommissioning	289,606	31,512
Advance from customers	15,068	8,355
Onerous capacity contract (i)	178,532	-
Other provisions for risk	83,923	-
Other (ii)	165,238	35,104
Current portion	(132,954)	(12,951)
Non-current portion	599,413	62,020

(i)	As part of the Cozani acquisition, a transferred capacity contract was identified in the transaction, where there is a take or pay obligation for a defined term. The amount recorded refers to the portion of capacity that will not be used for the remaining contractual term.

(ii)	On June 23, 2022, Complementary Law 194 was enacted, which, in short, amended Law 5172, of October 25, 1966 (National Tax Code), and Complementary Law 87, of September 13, 1996 (Kandir Law), to consider essential goods and services related to fuels, electric power, communications and collective transport and, as a consequence, pointed to the reduction of ICMS on revenues earned by companies in such industries.

The Company will proactively transfer its effects to its customers, according to the nature of its plans.  However, such transfer depends on systemic developments that are in progress and will be concluded during the course of 2023.  On December 31, 2022, the amount of R$ 117 million is recorded under “Other”, referring to the difference between the amount of the tax rate reduction defined in the Complementary Law and the amounts previously due, corresponding to the period necessary to carry out said systemic developments.

27.       Shareholders’ equity

a. Share Capital

The share capital is recorded by the amount effectively raised from the shareholders, net of the costs directly linked to the funding process.

The subscribed and paid-up share capital on December 31, 2022, is represented by 2,420,804,398 common shares (2,420,804,398 common shares on December 31, 2021).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

The Company is authorized to increase its share capital, by resolution of the Board of Directors, regardless of statutory reform, up to the limit of 4,450,000,000 ordinary shares.

b. Capital reserves

The use of the capital reserve complies with the precepts of Law 6404/76, article 200, which provides for Joint-Stock Companies. This reserve is composed as follows:

	2022	2021

	408,602	401,806

Special Reserve of goodwill	353,604	353,604
Long-term incentive plan	54,998	48,202

b.1 Special Reserve of goodwill

The special reserve of goodwill was constituted from the incorporation of the net assets of the former parent company Tim Participações S.A. (Note 16.d).

b.2 Long-term incentive plan

The balances recorded under these items represent the Company's expenses related to the long-term incentive program granted to employees (Note 28).

c. Profit reserves

c.1 Legal Reserve

It refers to the allocation of 5% of the net profit for the year ended December 31 of each year, until the Reserve equals 20% of the share capital, excluding from 2018 the balance allocated to the tax incentive reserve. In addition, the company may cease to constitute the legal reserve when this, added to the capital reserves, exceeds 30% of the share capital.

This Reserve may only be used to increase capital or offset accumulated losses.

c.2 Statutory reserve for expansion

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

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

c. 3 Tax Benefit Reserve

The Company enjoys tax benefits that provide for restrictions on the distribution of profits. According to the legislation that establishes these tax benefits, the amount of tax that is no longer paid due to exemptions and reductions in the tax burden may not be distributed to members and will constitute a reserve of tax incentive of the legal entity. Such a reserve may only be used to absorb losses or increase the share capital. As of December 31, 2022, the cumulative value of the benefits enjoyed by the Company amounts to R$ 2,124,411 (R$ 1,958,301 as of December 31, 2021).

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

As provided in the company's bylaws, unclaimed dividends within 3 years will revert to the company.

As of December 31, 2022 and 2021, dividends and interest on shareholders' equity were calculated as follows:

	2022	2021

Net profit for the year	1,670,755	2,957,174
(-) Non-distributable tax incentives	(166,110)	(176,741)
(-) Constitution of legal reserve	(75,233)	(139,021)
Adjusted Net Profit	1,429,412	2,641,412

Minimum dividends calculated on the basis of 25% of adjusted profit	357,353	660,353

Breakdown of dividends payable interest on shareholders’ equity:
Interest on shareholders’ equity	1,400,000	1,047,500
Total dividends and interest on shareholders’ equity distributed and proposed	1,400,000	1,047,500
Income tax withheld (IRRF) on shareholders´ equity	(196,970)	(142,977)
Total dividends and interest on shareholders’ equity, net	1,203,030	904,523

Interest on Shareholders' Equity paid and/or payable is accounted for against financial expenses which, for the purposes of presenting the quarterly information, are reclassified and disclosed as allocation of net profit for the year, in changes in shareholders' equity.

During the years 2022, the amounts of R$ 1,400,000 were distributed and additional amounts of R$ 600,000 which will be approved for distribution in a Meeting as of March 30, 2023, totaling R$ 2,000,000. Moreover, in 2021, the amounts of R$ 1,047,500 were distributed, as presented below:

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Approval	Payment	Interest on shareholders’ equity

06/09/2021	07/20/2021	350,000
09/24/2021	10/27/2021	137,500
12/15/2021	01/25/2022	560,000
		1,047,500

03/22/2022	04/27/2022	195,000
06/15/2022	07/20/2022	270,000
09/12/2022	10/31/2022	235,000
09/12/2022	01/24/2023	245,000
12/12/2022	01/24/2023	455,000
02/09/2023	04/18/2023	600,000
		2,000,000

The balance on December 31, 2022 of the item “dividends and interest on shareholders' equity payable” totaling R$ 661,494 (R$ 533,580 on December 31, 2021) is composed of the outstanding amounts of previous years in the amount of R$ 61,187 (R$ 49,955 on December 31, 2021) in addition to the paid amount of R$ 600,307, net in 2022 upon approval expected at the Annual Shareholders’ Meeting in the beginning of 2023.

As set forth in the Law 6404/76 and the Bylaws of the Company, unclaimed dividends - as established in the Joint Stock Company Law, dividends and Interest on Shareholders' Equity declared and unclaimed by shareholders within 3 years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve to expand businesses.

For the statement of cash flows, Interest on Shareholders' Equity and dividends paid to its shareholders are being allocated in the group of “financing activities”.

28.       Long-Term Incentive Plan

2014-2016 Plan, 2018-2020 Plan and 2021-2023 Plan

On April 10, 2014, April 19, 2018 and March 30, 2021, they were approved by the General Meeting of shareholders of TIM S.A. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), long-term incentive plans: “2014-2016 Plan”, “2018-2020 Plan” and “2021-2023 Plan” respectively, granted to senior directors and to those who occupy the position of key positions in the Company.

The 2014-2016 Plan addresses the granting of stock options, while the 2018-2020 and 2021-2023 Plans provides for the granting of shares (performance shares and/or restricted shares).

The exercise of the options of the 2014-2016 Plan is conditioned on the achievement of specific performance targets that could affect only the acquisition price of the shares. The strike price is calculated by applying a plus or minus adjustment to the Base price of the share as a result of shareholder performance, taking into account the criteria provided for in the Plan.

The 2018-2020 and 2021-2023 Plans propose to grant participants shares issued by the Company, subject to the participant’s permanence in the Company (achievement of specific goals). The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

The term of validity of the options of 2014-2016 Plan is 6 years and TIM S.A. has no legal or non-formalized obligation to repurchase or settle the options in cash. For the 2018-2020 and 2021-2023 plan, the term of validity has the same periodicity of 3 years related to its vesting. In turn, the new Plans, in addition to considering the transfer of shares, also provides for the possibility of making payment to participants of the equivalent amount in cash.

The total amount of the expense was calculated considering the fair value of the options and the value of the shares and is recognized in the results over the vesting period.

Stock Options Program Table

Grant date	Options granted	Expiry date	Base Price	Balance at the beginning of the year	Granted during the year	Exercised during the year	Expired during the year	Overdue during the year	Balance at the end of the year

2014–2016 Plan – 3rd Grant	3,922,204	Nov 2022	R$ 8.10	112,552	-	(112,552)	-	-	-
2014–2016 Plan – 2nd Grant	3,355,229	Oct 2021	R$ 8.45	-	-	-	-	-	-
2014–2016 Plan – 1st Grant	1,687,686	Sep 2020	R$ 13.42	-	-	-	-	-	-
Total	8,965,119			112,552	-	(112,552)	-	-	-
Weighted average price of the balance of grants				-

Grant date	Options granted	Expiry date	Base Price	Balance at the beginning of the year	Granted during the year	Exercised during the year	Expired during the year	Overdue during the year	Balance at the end of the year

2014–2016 Plan – 3rd Grant	3,922,204	Nov 2022	R$ 8.10	295,063	-	(182,511)	-	-	112,552
2014–2016 Plan – 2nd Grant	3,355,229	Oct 2021	R$ 8.45	21,771	-	(21,771)	-	-	-
2014–2016 Plan – 1st Grant	1,687,686	Sep 2020	R$ 13.42	-	-	-	-	-	-
2011–2013 Plan – 3rd Grant	3,072,418	July 2019	R$ 8.13	-	-	-	-	-	-
2011–2013 Plan – 2nd Grant	2,661,752	Sep 2018	R$ 8.96	-	-	-	-	-	-
2011–2013 Plan – 1st Grant	2,833,595	Aug 2017	R$ 8.84	-	-	-	-	-	-
Total	17,532,884			316,834	-	(204,282)	-	-	112,552
Weighted average price of the balance of grants				R$ 8.10

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Stock Program Table (Performance Shares and Restricted Shares)

Identification of grant	Shares granted	Expiry date	Grant Price	Balance at the beginning of the year	Granted during the year	Transferred during the year *			Paid in cash*			Canceled during the year	Balance at the end of the year
						Volume Vested	Performance change	Additional Dividends	Volume Vested	Performance change	Additional dividends
2021-2023 Plan 2022 Grant(s)	1,227,712	Apr 2025	R$ 13.23	-	1,227,712	-	-	-	-	-	-	(44,565)	1,183,147
2021-2023 Plan 2021 Grant(s)	3,431,610	May 2024	R$ 12.95	3,119,734	-	(1,043,059)	(87,605)	(43,880)	(2,883)	(473)	(130)	(49,639)	2,024,153
2018-2020 Plan 2020 Grant(s)	796,054	Apr 2023	R$ 14.40	519,098	-	(252,024)	(63,029)	(22,884)	(2,593)	(649)	(236)	(3,641)	260,840
2018-2020 Plan 2019 Grant(s)	930,662	July 2022	R$ 11.28	427,030	-	(419,188)	(137,064)	(62,243)	(7,842)	(2,537)	(1,195)	-	-
2018-2020 Plan 2018 Grant(s)	849,932	Apr 2021	R$ 14.41	-	-	-	-	-	-	-	-	-	-
Total	7,235,970			4,065,862	1,227,712	(1,714,271)	(287,698)	(129,007)	(13,318)	(3,659)	(1,561)	(97,845)	3,468,140
Weighted average price of the balance of grants			R$ 13.15

Identification of grant	Shares granted	Expiry date	Grant Price	Balance at the beginning of the year	Granted during the year	Transferred during the year*			Paid in cash*			Canceled during the year	Balance at the end of the year
						Volume Vested	Performance change	Additional Dividends	Volume Vested	Performance change	Additional dividends
2021-2023 Plan 2021 Grant(s)	3,431,610	May 2024	R$ 12.95	-	3,431,610	-	-	-	-	-	-	(311,876)	3,119,734
2018-2020 Plan 2020 Grant(s)	796,054	Apr 2023	R$ 14.40	796,054	-	(206,578)	(51,634)	(8,933)	-	-	-	(70,378)	519,098
2018-2020 Plan 2019 Grant(s)	930,662	July 2022	R$ 11.28	687,895	-	(207,859)	(78,111)	(23,252)	-	-	-	(53,006)	427,030
2018-2020 Plan 2018 Grant*	849,932	Apr 2021	R$ 14.41	199,594	-	(187,039)	(42,854)	(22,250)	(9,101)	(2,305)	(1,094)	(3,454)	-
Total	6,008,258			1,683,543	3,431,610	(601,476)	(172,599)	(54,435)	(9,101)	(2,305)	(1,094)	(438,714)	4,065,862
Weighted average price of the balance of grants				R$ 12.96

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

The significant data included in the model, for the Stock Option Grants, was as follows:

Grant date	Base price - weighted average share in the period of measurement of the grant	Volatility	Expected option life	Risk-free annual interest rate
2014 Grant	R$ 13.42	44.60% p.a.	6 years	10.66% p.a.
2015 Grant	R$ 8.45	35.50% p.a.	6 years	16.10% p.a.
2016 Grant	R$ 8.10	36.70% p.a.	6 years	11.73% p.a.

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

The base price of the share of each share was calculated using the weighted averages of TIM S.A.’s share price. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), considering the following periods:

•	2014–2016 Plan – 1st Grant - traded volume and trading price of TIM Participações in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2014).

•	2014–2016 Plan – 2nd Grant - traded volume and trading price of TIM Participações in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2015).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)
•	2014–2016 Plan – 3rd Grant - traded volume and trading price of TIM Participações in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2016).

•	2018-2020 Plan – 1st Grant-traded volume and trading price of TIM Participações shares for the period 03/01/2018–03/31/2018.

•	2018-2020 Plan – 2nd Grant-traded volume and trading price of TIM Participações shares for the period 06/01/2019–06/30/2019.

•	2018-2020 Plan – 3rd Grant-traded volume and trading price of TIM Participações shares for the period 03/01/2020–03/31/2020.

•	2021-2023 Plan – 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2021–03/31/2021.

•	2021–2023 Plan – 2nd Grant - traded volume and trading price of TIM S.A. shares in the period from March 01, 2022 to March 31, 2022.

On December 31, 2022, expenses pegged to these long-term benefit plans totaled R$ 47,815 (R$ 22,212, on December 31, 2021).

29.       Net revenue

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

Revenues are recognized monthly, through billing, and revenues to be billed between the billing date and the end of the month (unbilled) are identified, processed, and recognized in the month in which the service was provided. These non-billed revenues are recorded on an estimated basis, which takes into account consumption data and number of days elapsed since the last billing date.

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

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

The net service revenue item also includes revenue from new partnership agreements (financial, education and advertising), and the amount of revenue recognized in the year ended December 31, 2022 is R$ 153,348 (R$ 119,457 on December 31, 2021).

Regarding the financial partnership, the Arbitration Procedure No. 28/2021/SEC8 was filed before the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce (“CCBC” and “Arbitration Procedure”, respectively), by TIM against Banco C6 S.A., Carbon Holding Financeira S.A. and Carbon Holding S.A (together, “Defendants”), through which the interpretation of certain clauses in the contracts that rule the partnership between the parties will be discussed. In case of loss, the partnership may be terminated.

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

Thus, the Company started to recognize revenues when (or as) the Company meets the performance obligation by transferring the asset or service promised to the customer; and the asset is considered transferred when or as the customer obtains control of that asset.

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

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

	2022	2021	2020

Net Revenue	21,530,801	18,058,027	17,267,812

Gross revenue	29,713,383	25,357,429	24,346,101

Service revenue	28,394,971	24,264,246	23,279,423
Service revenue-Mobile	26,498,745	22,433,225	21,522,135
Service revenue - Landline	1,896,226	1,831,021	1,757,288

Goods sold	1,318,412	1,093,183	1,066,678

Deductions from gross revenue	(8,182,582)	(7,299,402)	(7,078,289)
Taxes incidents	(4,471,342)	(4,679,722)	(4,534,582)
Discounts granted	(3,702,129)	(2,610,388)	(2,531,920)
Returns and other	(9,111)	(9,292)	(11,787)

According to the Brazilian Corporation Law paragraph 187, companies should disclose in the consolidated financial statements the gross and net revenues.

30.       Operating costs and expenses

	2022				2021
	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total

	(10,655,981)	(5,596,211)	(1,808,735)	(18,060,927)	(8,443,023)	(4,621,788)	(1,723,384)	(14,788,195)

Personnel	(50,271)	(786,725)	(441,503)	(1,278,499)	(62,214)	(676,479)	(387,735)	(1,126,428)
Third party services	(634,498)	(2,248,966)	(828,007)	(3,711,471)	(560,039)	(1,763,360)	(668,641)	(2,992,040)
Interconnection and means of connection	(2,511,779)	-	-	(2,511,779)	(1,840,139)	-	-	(1,840,139)
Depreciation and amortization	(6,074,238)	(292,644)	(460,292)	(6,827,174)	(4,847,995)	(265,565)	(578,136)	(5,691,696)
Taxes, fees and contributions	(36,972)	(907,895)	(22,856)	(967,723)	(34,732)	(777,819)	(29,388)	(841,939)
Rentals and insurance	(471,998)	(133,150)	(18,032)	(623,180)	(362,171)	(109,781)	(20,082)	(492,034)
Cost of goods sold	(870,978)	-	-	(870,978)	(731,007)	-	-	(731,007)
Publicity and advertising	-	(565,272)	-	(565,272)	-	(459,811)	-	(459,811)
Expected credit losses of trade accounts receivable	-	(626,218)	-	(626,218)	-	(544,642)	-	(544,642)
Other	(5,247)	(35,341)	(38,045)	(78,633)	(4,726)	(24,331)	(39,402)	(68,459)

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

	2020
	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total

	(7,996,615)	(4,443,027)	(1,673,290)	(14,112,932)

Personnel	(58,024)	(632,231)	(321,967)	(1,012,222)
Third party services	(587,835)	(1,743,644)	(538,584)	(2,870,063)
Interconnection and means of connection	(1,672,655)	-	-	(1,672,655)
Depreciation and amortization	(4,569,064)	(247,666)	(710,282)	(5,527,012)
Taxes, fees and contributions	(28,675)	(761,152)	(23,809)	(813,636)
Rentals and insurance	(316,650)	(107,550)	(15,753)	(439,953)
Cost of goods sold	(756,060)	-	-	(756,060)
Publicity and advertising	-	(377,184)	-	(377,184)
Expected credit losses of trade accounts receivable	-	(552,817)	-	(552,817)
Other	(7,652)	(20,783)	(62,895)	(91,330)

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

31.       Other income (expenses), net

	2022	2021	2020
Revenues
Revenue from grant, net	10,324	13,548	17,427
Fines on telecommunications services	72,903	58,793	37,490
Revenue on disposal of assets (ii)	23,747	2,711,535	5,375
Other revenue	62,256	65,482	-
Total Revenue	169,230	2,849,358	68,651
Expenses			128,943
FUST/FUNTTEL (i)	(151,485)	(134,962)
Taxes, fees and contributions	(1,526)	(2,274)	(133,378)
Provision for legal and administrative proceedings, net of reversal			(10,316)
	(219,241)	(248,987)	(290,789)
Expenses on disposal of assets (ii)	(23,443)	(1,942,791)	(13,538)
Other expenses	(21,906)	(22,573)	(32,776)
Other income (expenses), net	(417,601)	(2,351,587)	(480,797)

Other revenues (expenses), net	(248,371)	497,771	(351,854)

(i)	Representing the expenses incurred with contributions on the various telecommunications revenues due to ANATEL, according to current legislation.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

(ii)	In 2021, it represents the revenue from the sale of 51% equity interest in I-Systems (formerly FiberCo) to IHS, which is composed of the (secondary) cash paid to TIM S.A. in the amount of R$ 1,096,294 and the fair value of the minority interest of 49% that remained with TIM S.A. in the amount of R$ 1,612,957.

In expenses, the amount of R$ 1,927,014 is represented by the net assets written-off at TIM S.A. and paid-in as share capital at I-Systems, in addition to the write-off of goodwill and deferred income tax related to goodwill due to the sale of 51% of I -Systems (formerly FiberCo). The gain on this transaction before income tax and social contribution was R$ 782,237. For further information, see Note 1.2.2.

32.       Financial income

	2022	2021	2020

Financial income	1,318,948	1,091,748	438,598
Interest on financial investments	546,763	339,681	82,512
Interest received from customers	27,916	28,427	28,686
Swap interest	299,096	203,852	32,955
Interest on lease	28,101	24,788	19,924
Inflation adjustment (i)	213,949	208,029	116,441
Other derivatives (ii)	187,097	285,009	155,165
Other revenues	16,026	1,962	2,915

(i)	A substantial part is related to the monetary restatement on tax credits and judicial deposits.

(ii)	This is mainly the difference between the market value and the cost of the share subscription options related to the operational partnership with Banco C6, started in 2020, to which the Company was entitled in the period due to the achievement of targets. Until December 31, 2022, the Company obtained the subscription right for the 5th, 6th, 7th and 8th contractual targets, generating an effect of R$ 160,514 (R$ 285,009 in December 31, 2021). The market value was calculated based on information available in the last investment transaction carried out by the partner and disclosed in the market. The disclosures of this derivative financial instrument are detailed in Note 39, which was measured at fair value, and will subsequently be measured in the Company’s income, considering the risks related to arbitration disclosed in Note 29.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

33.       Financial expenses

	2022	2021	2020

Financial expenses	(2,762,963)	(1,745,213)	(1,242,255)
Interest on taxes and fees	(187,778)	(61,745)	(43,616)
Swap interest	(644,280)	(352,029)	(45,970)
Interest on lease	(1,333,007)	(845,033)	(766,263)
Inflation adjustment (i)	(336,046)	(247,200)	(161,892)
Discounts granted	(48,774)	(52,509)	(33,725)
Other expenses	(213,078)	(186,697)	(190,789)

(i)	A major portion related to: (i) inflation adjustment of lawsuits, in the amount of R$ 146,642 - see Note 25 (R$ 111,949 as of December 31, 2021); and (ii) inflation adjustment on loans and financing and authorizations, in the amount of R$ 166,411 (R$ 114,980 on December 31, 2021).

34.       Foreign exchange variations, net

	2022	2021	2020
Income
Loans and financing (i)	47,552	215,262	-
Suppliers	34,586	13,190	15,981
Swap	28,006	275,836	305,012
Other	30,923	16,640	43,155
	141,067	520,928	364,148
Expenses
Loans and financing (i)	(27,984)	(275,724)	(305,010)
Suppliers	(21,109)	(20,061)	(46,112)
Swap (ii)	(47,460)	(215,262)	-
Other	(39,507)	(9,222)	(19,991)
	(136,060)	(520,269)	(371,113)

Foreign exchange variations, net	5,007	659	(6,965)

(ii)	It mainly refers to foreign exchange variation on loans and financing in foreign currency.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

(ii) Referring to derivative financial instruments to mitigate risks of foreign exchange variations related to foreign currency debts (Note 39).

35.       Expense with current and deferred income tax and social contribution

	2022	2021	2020
Current income tax and social contribution taxes
Income tax for the period	(247,492)	9,697	(684,099)
Social contribution for the period	(85,452)	26,538	(232,671)
Tax incentive – SUDENE/SUDAM (i)	157,254	167,118	164,442
Current income tax	(175,690)	203,353	(752,328)
Deferred income tax and social contribution
Deferred income tax	95,583	(255,972)	453,127
Deferred social contribution	29,954	(93,432)	144,722
Deferred income tax	125,537	(349,404)	597,849
Provision for contingencies of income tax and social contribution
	-	-	(9,671)
Deferred income tax, net of tax	125,537	(349,404)	588,178
Income tax and social contribution	(50,153)	(146,051)	(164,150)

The reconciliation of income tax expense and social contribution calculated by applying the combined tax rates with the values reflected in the result is shown below:

	2022	2021	2020

Profit before income tax and social contribution	1,720,908	3,103,225	1,992,404
Combined tax rate	34%	34%	34%
Combined tax rate on income tax and social contribution			(677,417)
	(585,109)	(1,055,097)
(Additions) / deletions:
Equity in earnings	(20,939)	(3,935)	-
Permanent additions and exclusions:
Non-taxable revenues	152,277	135,465	11,370
Non-deductible expenses for tax purposes	(120,682)	(53,505)	(42,329)
Tax incentive – SUDENE/SUDAM (i)	157,254	167,118	164,442
Tax benefit related to interest on shareholders’ equity	476,000	356,150	368,220
Sale I – Systems (formerly FiberCo) (ii)	-	(335,935)	-
IR/CS credit on Selic related do tax overpayment (iii)	-	534,804	-
Reversal of Provision for IR/CS - TIM Nordeste (iv)	-	87,565	-
Tax losses and temporary differences not recognized	(129,954)	-	-
Other amounts	21,000	21,319	11,564
			513,267
Income before income tax	534,956	909,046
Income tax and social contribution recorded in income (loss) for the year	(50,153)	(146,051)	(164,150)
Effective rate	2.91%	4.71%	8.24%

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

(i)	As mentioned in Note 27 c.3, in order for investment grants not to be computed in taxable income, they must be recorded as a tax incentive reserve, which can only be used to absorb losses or be incorporated into the share capital. The Company has tax benefits that fall under these rules.

(ii)	Refer to deferred taxes on goodwill written-off, according to the sale transaction described in Note 1.2.2, which took place in November 2021 between TIM S.A. and IHS.

(iii)	As mentioned in note 9, in September 2021, the Federal Supreme Court (STF), with general repercussions, established an understanding for the non-levy of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the monetary restatement using the SELIC rate in cases of undue payment. Although the aforementioned decision is still pending publication, as well as the specific TIM lawsuit is still pending judgment, TIM recorded its best estimate in the amount of R$ 534.8 million, since the likelihood of a favorable outcome for the Company becomes probable.

(iv)	In the second quarter of 2021, there was a positive impact of R$ 87 million arising from the write-off of assets and reversal of the provision for income tax and social contribution, set up in 2009, due to the partial success in an administrative proceeding related to the merger of the company TIM Nordeste by TIM Celular.

36.       Earnings per share

(a)       Basic

Basic earnings per share are calculated by dividing profit attributable to Company’s shareholders by the weighted average number of shares issued during the year.

	2022	2021	2020

Income attributable to the shareholders of the company	1,670,755	2,957,174	1,828,254

Weighted average number of common shares issued (thousands)	2,419,961	2,420,314	2,420,804

Basic earnings per share (expressed in R$)	0.69	1.22	0.76

(b)       Diluted

Diluted earnings per share are calculated by adjusting the weighted average amount of shares outstanding to assume the conversion of all potential dilutive shares.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

	2022	2021	2020

Income attributable to the shareholders of the company	1,670,755	2,957,174	1,828,254

Weighted average number of common shares issued (thousands)	2,420,245	2,420,638	2,421,065

Diluted earnings per share (in R$)	0.69	1.22	0.76

The calculation of diluted earnings per share considered 284 thousands (324 thousands on December 31, 2021) shares related to the long-term incentive plan, as mentioned in Note 28.

37.       Balances and transactions with related parties

The balances of transactions with Telecom Italia Group companies, subsidiaries and associated companies are as follows:

	Assets
	2022	2021

Telecom Italia Sparkle (i)	2,770	1,414
Gruppo Havas (vi)	-	83,613
TI Sparkle (iii)	1,494	5,084
TIM Brasil (vii)	22,790	23,069
Telecom Italia S.p.A. (ii)	2,086	1,502
I-Systems (ix)	14,762	5,879
Cozani (x)	-	-
Other	674	674
Total	44,576	121,235

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

	Liabilities
	2022	2021

Telecom Italia S.p.A. (ii)	85,845	71,288
Telecom Italia Sparkle (i)	4,436	3,689
TI Sparkle (iii)	9,445	10,205
TIM Brasil (iv)	10,858	6,558
Vivendi Group (v)	3,457	1,238
Gruppo Havas (vi)	65,618	19,794
I-Systems (viii)	49,391	31,596
Cozani (x)	-	-
Other	22,210	4,585

Total	251,260	148,953

	Revenue
	2022	2021	2020

Telecom Italia S.p.A. (ii)	2,874	1,112	1,197
Telecom Italia Sparkle (i)	3,887	353	2,994
TI Sparkle (iii)	1,968	3,347	4,059
I-Systems (ix)	36,090	5,881	-
Cozani (x)	459,797	-	-
Total	504,616	10,693	8,250

	Cost / Expense
	2022	2021	2020

Telecom Italia S.p.A. (ii)	108,792	105,137	110,407
Telecom Italia Sparkle (i)	12,409	19,219	27,485
TI Sparkle (iii)	18,095	20,533	19,923
Vivendi Group (v)	4,319	1,271	1,207
Gruppo Havas (vi)	382,275	206,349	207,682
I-Systems (viii)	365,875	31,596	-
Cozani (x)	-	-	-

Other	16,983	22,597	22,308
Total	908,748	406,702	389,012

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

(i)	amounts refer to roaming, Value-Added Services – VAS, transfer of means and international voice-wholesale.

(ii)	The amounts refer to international roaming, technical assistance and value added services – VAS and licensing for the use of a registered trademark, granting TIM. S.A. the right to use the “TIM” brand upon payment of royalties in the amount of 0.5% of the Company’s net revenue, with payment made on a quarterly basis.

(iii)	Values refer to link rental, EILD rental, media rental (submarine cable) and signaling service.

(iv)	Mainly refer to judicial deposits made on account of labor claims and transfers of employees.

(v)	the values refer to Value Added Services-VAS.

(vi)	From the values described above, in the result, they refer to advertising services, of which R$ 345,597 (R$ 181,440 on December 31, 2021) are related to media transfers.

(vii)	Refer to judicial deposits made on account of labor claims.

(viii)	The amounts refer to fiber infrastructure capacity services.

(ix)	The amounts are related to services provided by TIM S.A., mainly related to network operation and maintenance in the scope of Transition Service Agreement, signed when closing the transaction.

(x)	Refer to contracts related to the operation of telecommunications services, including interconnection, roaming, assignment of means and use of radio frequencies, in addition to co-billing agreements.

The company has social investment actions that include donations, projects developed by the Tim Institute and sponsorships. As of December 31, 2022, the Company invested R$ 5,787 (R$ 9,147 on December 31, 2021).

Sales and purchases involving related parties are carried out at prices equivalent to those practiced in the market. Outstanding balances at the end of the year are not linked to guarantees and are settled in cash. There were no guarantees provided or received in connection with any accounts receivable or payable involving related parties.

Balances on equity accounts are recorded in the groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

38.       Management remuneration

The key management personnel includes: statutory directors and the Board of Directors. The payment of key management personnel for the provision of their services is presented below:

	2022	2021	2020

Short-term benefits	35,717	31,494	23,949
Other long-term benefits	-	1,052	4,544
Share-based payments remuneration	33,926	15,176	6,343
Total compensation	69,643	47,722	34,836

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

39.       Financial instruments and risk management

Among the financial instruments registered in the Company, there are derivatives that are financial assets or liabilities measured at fair value through profit or loss. At each balance sheet date such assets/liabilities are measured at their fair value. Interest, monetary correction, foreign exchange variation and variations arising from the fair value measurement, where applicable, shall be recognized in the result when incurred, under the line of financial income or expenses.

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

The company's consolidated financial instruments are being presented in compliance with IFRS 9.

The main risk factors that the company is exposed to are as follows:

(i) Exchange rate risks

The exchange rate risks relate to the possibility of the Company computing i) losses derived from fluctuations in exchange rates by increasing the balances of debt with loans and financing obtained in the market and the corresponding financial expenses or ii) increase in cost in commercial contracts that have some type of link to foreign exchange variation. In order for these types of risks to be mitigated, the company performs: swap contracts with financial institutions with the aim of canceling the impacts arising from the fluctuation of exchange rates on the balance sheet and financial result and commercial contracts with foreign exchange band clauses with the aim of partially mitigating foreign exchange risks or derivative financial instruments to reduce the remaining risks of foreign exchange exposure in commercial contracts.

As of December 31, 2022 and 2021, the Company's loans and financings indexed to the variation of foreign currencies are fully protected, both in terms and in value, by swap contracts. Gains or losses on these swap contracts are recorded in the company's earnings.

(ii) Interest rate risks

Interest rate risks relate to:

The possibility of variations in the fair value of the loans obtained by the company indexed to TJLP, IPCA, fixed rate and/or TLP, when such rates pose a risk to the company’s perspective of not corresponding proportionally to the rates relating to Interbank Certificates of Deposit (CDI). The Company opted to hedge the exposure linked to the IPCA arising from the issuance of debentures, financing to BNDES (FINAME) and BNB and the exposure to a fixed rate linked to the debt with BNP Paribas, all of them until maturity.

The possibility of an unfavorable movement in interest rates would cause an increase in the financial expenses of the Company, as a result of the share of the debt and the passive positions that the Company has in swap contracts linked to floating interest rates (percentage of the CDI). However, on December 31, 2022 and December 31, 2021, the Company maintains its financial resources applied to Interbank Certificates of Deposit (CDI), which substantially reduces this risk.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

(iii) Credit risk inherent in the provision of services

The risk is related to the possibility of the company computing losses derived from the inability of the subscribers to honor the payments of the invoiced amounts. To minimize this risk, the company preventively performs credit analysis of all orders imputed by the sales areas and monitors the accounts receivable of subscribers, blocking the ability to use services, among other actions, if customers do not pay their debts. There are no customers who have contributed more than 10% of net accounts receivable on December 31, 2022 and December 31, 2021 or revenues from services rendered during the years ended December 31, 2022 and December 31, 2021.

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The group's policy for the sale of telephone devices and the distribution of prepaid telephone cards is directly related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of the portfolio of accounts receivable, the monitoring of loan conditions, the positions and limits of orders established for traders, the formation of collateral are procedures adopted by the company to minimize possible collection problems with its trading partners. There are no customers who contributed more than 10% of revenues from sale of goods during the year ended December 31, 2022 and 2021. There are no customers who contributed more than 10% of the net accounts receivable from the sale of goods on December 31, 2022 and December 31, 2021.

(v)       Liquidity risk

Liquidity risk arises from the need for cash before the obligations assumed. The company structures the maturities of its non-derivative financial instruments and their respective derivative financial instruments so as not to affect liquidity. See Notes 17 and 21.

The liquidity and cash flow management of the Company are carried out daily to ensure that the operational cash generation and prior fund raising, when necessary, are sufficient to maintain its schedule of operational and financial commitments.

All financial investments of the Company have daily liquidity and the Management may, even in specific cases: i) revise the dividend payment policy; ii) issue new shares; and/or iii) sell assets to increase liquidity.

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

The risk is related to the possibility of the Company posting losses resulting from difficulties in the redemption of short-term interest earning bank deposits and swap contracts, due to possible insolvency of counterparties. The company minimizes the risk associated with these financial instruments by maintaining operations only with financial institutions of recognized market strength, in addition to following a policy that establishes maximum levels of risk concentration per financial institution.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Fair value of derivative financial instruments:

The derivative financial instruments are presented below:

	2022		2021
	Assets	Liabilities	Assets	Liabilities

Derivative transactions	276,951	393,372	198,027	208,787
Other derivatives (i)	624,671	-	457,892	-
	901,622	393,372	655,919	208,787

Current portion	(239,189)	(343,142)	(134,292)	(194,837)
Non-current portion	662,433	50,230	521,627	13,950

(i)	Other derivatives are instruments of share subscription options represent the option of the Company to subscribe 5.52% of the shares of C6 capital, where the Group/Company paid a share subscription premium in the amount of R$ 23.9 million. As required by IFRS 9, the financial instrument must be valued at its fair value that on December 31, 2022 and December 31, 2021 corresponds to R$ 624 million and R$ 458 million, respectively. The impact of the mark-to-market of the stock conversion option calculated, of R$ 600.1 million, represents the difference in the fair value of the option less the amount paid for the share subscription premium. This financial instrument was measured at fair value and will be subsequently revaluated and recorded in the Company’s results for the year, considering the arbitration risks disclosed in Note 29.

The long-term derivative financial instruments on December 31, 2022 are due in accordance with the following schedule:

Assets

2024	32,141
2025	630,292
>2026	-
662,433

Non-derivative financial liabilities are substantially composed of accounts payable with suppliers, dividends payable and other obligations, the maturity of which will occur in the next 12 months, except for loans and financing and leases, the nominal flows of payments of which are disclosed in Notes 21 and 17.

Financial instruments measured at fair value:

	2022
	Level 1	Level 2	TOTAL

Total assets	2,203,564	901,623	3,105,187

Financial assets at fair value through profit or loss	2,203,564	901,623	3,105,187

Derivative financial instruments	-	276,952	276,952
Other derivatives		624,671	624,671
Marketable securities	2,203,564	-	2,203,564

Total liabilities	-	393,372	393,372

Financial liabilities at fair value through profit or loss	-	393,372	393,372

Derivative financial instruments	-	393,372	393,372

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

	2021
	Level 1	Level 2	TOTAL

Total assets	4,579,528	655,919	5,235,447

Financial assets at fair value through profit or loss	4,579,528	655,919	5,235,447

Derivative financial instruments	-	198,027	198,027
Other derivatives	-	457,892	457,892
Marketable securities	4,579,528	-	4,579,528

Total liabilities	-	208,787	208,787

Financial liabilities at fair value through profit or loss	-	208,787	208,787

Derivative financial instruments	-	208,787	208,787

The fair value of financial instruments traded on active markets is based on market prices quoted on the balance sheet date. A market is seen as active if quoted prices are ready and regularly available from a stock exchange, distributor, broker, industry group, pricing service, or regulatory agency, and those prices represent real market transactions and that occur regularly on purely commercial basis. These instruments are included in Level 1. The instruments included in Level 1 mainly comprise the equity investments of bank certificates of deposit (CDB) and committed classified as securities for trading.

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

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

If relevant information is not based on data adopted by the market, the instrument is included in Level 3.

Specific evaluation techniques used to measure the financial instruments include:

•	Quoted market prices or quotes of financial institutions or brokers for similar instruments.
•	The fair value of interest rate swaps is calculated by the present value of estimated future cash flows based on the yield curves adopted by the market.
•	Other techniques, such as analysis of discounted cash flows, available data of the last relevant transaction and analysis of results based on multiples of similar companies, are used to determine the fair value of the remaining financial instruments.

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

Financial assets and liabilities by category

The financial instruments of the company by category can be summarized as follows:

December 31, 2022

	Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	8,169,573	3,105,187	11,274,760

Derivative financial instruments	-	276,952	276,952
Other derivatives	-	624,671	624,671
Trade accounts receivable and other accounts receivable, excluding prepayments	3,978,135	-	3,978,135
Marketable securities	-	2,203,564	2,203,564
Cash and cash equivalents	2,548,713	-	2,548,713
Leases	238,646	-	238,646
Judicial deposits	1,377,560	-	1,377,560
Other amounts recoverable	26,519	-	26,519

	Measured at amortized cost	Fair value through profit or loss	Total

Liabilities, as per balance sheet	22,700,413	393,372	23,093,785

Loans and financing	4,969,825		4,969,825
Derivative financial instruments	-	393,372	393,372
Suppliers and other obligations, excluding legal obligations	4,237,229	-	4,237,229
Lease liabilities	12,831,865	-	12,831,865
Dividends and interest on shareholders' equity payable	661,494	-	661,494

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

December 31, 2021

	Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	9,472,377	5,235,447	14,707,824

Derivative financial instruments	-	198,027	198,027
Other derivatives	-	457,892	457,892
Trade accounts receivable and other accounts receivable, excluding prepayments	3,253,207	-	3,253,207
Marketable securities	-	4,579,528	4,579,528
Cash and cash equivalents	5,228,615	-	5,228,615
Leases	243,121	-	243,121
Judicial deposits	718,773	-	718,773
Other amounts recoverable	28,661	-	28,661

	Measured at amortized cost	Fair value through profit or loss	Total

Liabilities, as per balance sheet	16,709,988	208,787	16,918,775

Loans and financing	3,845,465	-	3,845,465
Derivative financial instruments	-	208,787	208,787
Suppliers and other obligations, excluding legal obligations	3,267,404	-	3,267,404
Lease liabilities	9,063,539	-	9,063,539
Dividends and interest on shareholders' equity payable	533,580	-	533,580

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

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

On December 31, 2022, there are no margins or guarantees applied to transactions with derivative financial instruments of the Company.

The selection criteria of financial institutions follow parameters that take into account the rating provided by renowned risk analysis agencies, shareholders’ equity and levels of concentration of operations and resources.

The operations with derivative financial instruments contracted by the company and in force on December 31, 2022 and December 31, 2021 are shown in the following table:

December 31, 2022

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total Debt	Total swap (Long position)¹		Long position	Short position
USD	LIBOR x DI	KFW/ Finnvera	JP Morgan and Bank of America	175,589	175,589	100%	LIBOR 6M + 0.75% p.a.	79.00–92.59% CDI
BRL	IPCA x DI	BNB	XP and ITAU	249,400	249,166	100%	IPCA + 1.22–1.49% p.a.	67.73–69.50% CDI
USD	PRE x DI	The Bank of Nova Scotia	Scotiabank	1,568,683	1,569,829	100%	1.73–3.80% p.a.	CDI + 1.05–108.95% CDI
BRL	PRE x DI	BNP Paribas	BNP Paribas	515,265	517,727	100%	8.34% p.a.	CDI + 1.07%
BRL	IPCA x DI	DEBENTURE	ITAU	1,796,843	1,796,843	100%	IPCA + 4.17% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	394,139	394,139	100%	IPCA + 4.23% p.a.	96.95% CDI

1 In certain swap contracts, active tip includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

December 31, 2021

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total Debt	Total swap (Long position)¹		Long position	Short position

USD	LIBOR x DI	KFW/ Finnvera	JP Morgan and Bank of America	282,474	282,474	100%	LIBOR 6M + 0.75% p.a.	79.00–92.59% CDI
USD	PRE x DI	BNP Paribas	BNP Paribas	428,793	429,247	100%	3.32% p.a.	155% CDI
USD	PRE x DI	The Bank of Nova Scotia	Scotiabank	559,650	559,933	100%	1.73% p.a.	CDI + 1.05%
BRL	PRE x DI	BNP Paribas	BNP Paribas	515,166	517,843	100%	8.34% p.a.	CDI + 1.07%
BRL	IPCA x DI	DEBENTURE	ITAU	1,696,999	1,696,999	100%	IPCA + 4.17% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	396,281	396,281	100%	IPCA + 4.23% p.a.	96.95% CDI

1 In certain swap contracts, active tip includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

In March 2022, the Company entered into a call option transaction in the total notional amount of USD 63 million. The purpose of the operation is to hedge the Company from the effects of foreign exchange variation arising from its commercial contracts starting at R$ 4.96/USD 1.00. The operation consists of 9 options in the amount of US$ 7 million each and with maturity from April to December 2022. The options were acquired for the amount of R$ 17.1 million. The operation was completed on December 31, 2022.

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

Our assumptions basically observed the individual effect of the CDI, USD, Libor and IPCA variation used in the transactions as the case may be, and for each scenario the following percentages and quotes were used:

Sensitivity scenario		Fair value in USD, EUR, BRL and IPCA (1)	A) ∆ Accumulated variation in debt	Fair value of the active tip of the swap (+)	Fair value of the passive tip of the swap (-)	Swap result	B) ∆ Accumulated variation in swap	C) Final Result (B-A)

	Dec 2022	4,006,850	-	4,006,850	(4,123,508)	(116,658)	-	-

CDI	probable	4,006,850	-	4,006,850	(4,123,508)	(116,658)	-	-
	possible	4,005,860	(989)	4,005,860	(4,150,476)	(144,616)	(27,957)	(26,968)
	remote	4,004,918	(1,931)	4,004,918	(4,176,904)	(171,986)	(55,327)	(53,396)
USD	probable	4,006,850	-	4,006,850	(4,123,508)	(116,658)	-	-
	possible	4,430,671	423,822	4,430,671	(4,123,508)	307,163	423,822	-
	remote	4,854,493	847,644	4,854,493	(4,123,508)	730,985	847,644	-
Libor	probable	4,006,850	-	4,006,850	(4,123,508)	(116,658)	-	-
	possible	4,009,675	2,826	4,009,675	(4,123,508)	(113,833)	2,826	-
	remote	4,012,501	5,652	4,012,501	(4,123,508)	(111,007)	5,652	-
IPCA	probable	4,006,850	-	4,006,850	(4,123,508)	(116,658)	-	-
	possible	3,883,686	(123,164)	3,883,686	(4,123,508)	(239,822)	(123,164)	-
	remote	3,769,695	(237,154)	3,769,695	(4,123,508)	(353,813)	(237,154)	-

(1) (KFW Finnvera, Scotia, BNB, BNP Paribas, Debenture and BNDES.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Risk variable	Sensitivity scenario	CDI	USD	Libor	IPCA

CDI	Probable	13.65%	5.2177	5.15%	5.78%
	Possible	17.06%	5.2177	5.15%	5.78%
	Remote	20.48%	5.2177	5.15%	5.78%
USD	Probable	13.65%	5.2177	5.15%	5.78%
	Possible	13.65%	6.5221	5.15%	5.78%
	Remote	13.65%	7.8266	5.15%	5.78%
Libor	Probable	13.65%	5.2177	5.15%	5.78%
	Possible	13.65%	5.2177	6.44%	5.78%
	Remote	13.65%	5.2177	7.73%	5.78%
IPCA	Probable	13.65%	5.2177	5.15%	5.78%
	Possible	13.65%	5.2177	5.15%	7.23%
	Remote	13.65%	5.2177	5.15%	8.67%

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

The sensitivity analyses for derivative financial instruments in force on December 31, 2022 were carried out considering, basically, the assumptions related to changes in market interest rates and the change in the US dollar used in swap contracts. The use of these assumptions in the analysis is due exclusively to the characteristics of derivative financial instruments, which have exposure only to changes in interest and exchange rates.

Chart of gains and losses with derivatives during the year

	2022	2021
Net income from derivative operations	(364,638)	(87,603)
Income (loss) from operations with other derivatives	160,414	285,009

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Capital Management

The Group's objectives in managing its capital are to safeguard its business continuity capacity to offer return to shareholders and benefits to the other stakeholders besides maintaining a capital structure to reduce this cost. To maintain or adjust the group's capital structure, management may review the dividend payment policy, return capital to shareholders, or issue new shares or sell assets to reduce, for example, the level of debt. The financial leverage ratios on December 31, 2022 and December 31, 2021 can be summarized as follows:

	2022	2021	2020

Total loans and derivatives (Note 21 and 39)	4,461,574	3,398,333	1,879,109
Leases - Liabilities (Note 17)	12,831,865	9,063,539	8,378,835
Leases - Assets (Note 17)	(238,646)	(243,121)	(162,198)
Less: Cash and cash equivalents (Note 4)	(2,548,713)	(5,228,615)	(2,575,290)
FIC (Note 5)	(2,203,564)	(4,568,020)	(2,070,438)
Net debt	12,302,516	2,422,116	5,450,018
Other derivatives (Note 39)	624,671	457,892	161,429
Financing of 5G License	895,094	843,020	-
Adjusted net debt	13,822,281	3,723,028	1,828,254
EBITDA (i) (last 12 months)	9,987,091	9,447,727	8,330,038

Leverage ratio	1.38	0.39	0.65

Reconciliation, net profit for the year:

Net profit for the year	1,670,755	2,957,174	1,828,254
Finance income (cost), net	1,439,008	652,806	5,527,012
Income tax and social contribution	50,153	146,051	810,622
Depreciation and amortization	6,827,175	5,691,696	164,150
LAJIDA (EBITDA) (i)	9,987,091	9,447,727	8,330,038

(i)	Lajida: income before interest, taxes, depreciation and amortization.

EBIDTA - Earnings before finance income (expense) including foreign exchange, tax, depreciation and amortization (it is not an accounting metric).  This is presented as required for determining the Company's leverage rates for the debt covenants.

Changes in financial liabilities

Changes in liabilities arising from financing activities such as loans and financing, lease liabilities lease and financial instruments are presented below:

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

	Loans and financing	Lease liabilities	Derivative financial instruments (Assets) Liabilities

December 31, 2021	3,845,465	9,063,539	(447,132)
Inflows	1,568,343	2,472,827	(166,779)
Cozani acquisition – opening balance 04/30/2022	-	2,929,448	-
Cancellations	-	(93,491)	-
Financial expenses	298,718	1,329,839	345,184
Foreign exchange variations, net	(19,567)	-	19,454
Payment	(723,134)	(2,870,297)	(258,978)

December 31, 2022	4,969,825	12,831,865	(508,251)

	Loans and financing	Lease liabilities	Derivative financial instruments (Assets) Liabilities

December 31, 2020	2,345,032	8,378,835	(465,922)
Inflows	3,062,000	2,041,474	(296,464)
Cancellations	-	(202,379)	-
Financial expenses	167,857	858,260	148,177
Foreign exchange variations, net	60,463	-	(60,574)
Payment	(1,789,887)	(2,012,651)	227,651

December 31, 2021	3,845,465	9,063,539	(447,132)

40.       Defined benefit pension plans and other post-employment benefits

	2022	2021

PAMEC/asset policy and medical plan	5,825	6,492

ICATU, SISTEL and VIVEST

The Company sponsors defined benefit private pension and contribution plans for a group of employees from the former TELEBRÁS system, which are currently under the administration of ICATU FUNDO MULTIPATROCINADO and Fundação Sistel de Seguridade Social. In addition to the plans coming from the TELEBRÁS system, there is also the plan administered by the VIVEST foundation resulting from the incorporation of AES Atimus.

 Such supplementary pension plans, as well as medical plans, are briefly explained below:

PBS assisted (PBS-Tele Celular Sul and PBS-Tele Nordeste Celular): SISTEL benefit plan with a defined benefit feature. It includes retired employees who were part of the plans sponsored by the companies of the old TELEBRÁS system;

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

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

AES Telecom: Complementary pension plan managed by Vivest, which is the responsibility of TIM, due to the acquisition of AES Atimus, a company that belonged to the former Eletropaulo. Currently, the plan is in the process of Withdrawal of Sponsorship with the National Superintendence of Complementary Pensions (PREVIC).

Fiber medical plan: Provision for maintenance of health plan as post-employment benefit to former employees of AES Atimus (as established in Law 9656/98, articles 30 and 31), which was acquired and incorporated by TIM.

The actuarial position of liabilities and assets related to retirement and health care plans, on December 31, 2022, in accordance with the rules provided for by IAS 19 is presented below.

a) Effects on the base date of December 31:

	Plans						Total
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan	2022	2021

Reconciliation of assets and liabilities	(*)		(*)

Present value of the actuarial obligations	35,189	8,624	105	776	12,536	3,210	60,440	66,167
Fair value of the plan assets	(54,337)	(14,977)	(360)	-	(10,697)	-	(80,371)	(83,133)
Present value of the obligations exceeding the fair value of the assets	(19,148)	(6,353)	(255)	776	1,839	3,210	(19,931)	(16,966)

Amount recognized in other comprehensive income	7,983	1,674	203	-	-	-	9,860	2,495
Net actuarial liabilities/(assets)	(11,165)	(4,679)	(52)	776	1,839	3,210	(10,071)	(14,471)

(*)	No asset was recognized by the sponsors, due to the impossibility of reimbursing this surplus, and the fact that the sponsor’s contributions will not be reduced in the future.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

b) Changes in net actuarial liabilities (assets)

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Actuarial liabilities (assets) on 12/31/2021	(17,609)	(3,236)	(118)	672	2,589	3,231
Expense (revenue) recognized in income	(1,552)	(284)	(10)	57	234	411
Contributions of the sponsor	-	-	-	(44)	-	(34)
Recognized actuarial (gains) or losses	7,996	(1,159)	76	91	(984)	(398)
Unrecognized actuarial (gains) or losses	-	-	-	-	-	-
Net actuarial liabilities (assets) on 12/31/2022	(11,165)	(4,679)	(52)	776	1,839	3,210

c) Reconciliation of present value of obligations

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Value of obligations on 12/31/2021	38,869	9,176	119	672	14,100	3,231
Cost of current service	4	-	-	-	-	121
Interest on actuarial obligation	3,289	769	10	57	1,242	290
Benefits paid in the year	(3,103)	(772)	(9)	(44)	(718)	(34)
Contributions paid by participants	-	-	-	-	-	-
(Gains)/losses in obligations	(3,870)	(549)	(15)	(198)	(2,088)	(398)

Value of obligations on 12/31/2022	35,189	8,624	105	487	12,536	3,210

d) Reconciliation of the fair value of the assets

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Fair value of assets on 12/31/2021	56,478	14,739	405	-	11,511	-
Benefits paid in the year	(3,103)	(772)	(9)	-	(718)	-
Actual earnings from assets during the year	4,841	1,257	35	-	1,008	-
Company’s contributions / (returns)	-	-	(73)	-	-	-
Actuarial gain (loss) on plan assets	(3,879)	(247)	2	-	(1,104)	-
Fair value of assets on 12/31/2022	54,337	14,977	360	-	10,697	-

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

e) Expenses planned for 2023

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Current service cost (with interest)	7	-	-	-	-	97
Interest on actuarial obligations	3,389	769	10	57	923	323
Earnings expected from assets	(5,326)	(1,257)	(32)	-	(737)	-
Interest on the effect of the (asset)/liability limit	1,128	284	5	-	-	-

Total unrecognized net expense (revenue)	(802)	(204)	(17)	57	186	420

Actuarial assumptions adopted in the calculations

The main actuarial assumptions adopted in the calculation were as follows:

Nominal discount rate for the actuarial obligation:	PBS South: 10.11% / 6.39%; PBS Nordeste: 10.11% / 6.39%; CA: 10.11% / 6.39%; PBS-A: 10.12% / 6.40%; AES: 10.16% / 6.43%; PAMEC: 10.11% / 6.39%; FIBER: 10.14% / 6.42%;
Salary growth rate - nominal:	PBS: 3.50%/ 0.00% CA, PBS-A, AES, PAMEC and FIBER: Not applicable
Biometric general mortality table:	PBS, CA, PAMEC and FIBER: AT-2000 segregated per sex, decreased by 10%;
Biometric table of new disability benefit vested:	PBS and FIBER: Álvaro Vindas; CA, PBS-A, AES and PAMEC: Not applicable
Expected turnover rate:	PBS: Null; CA, PBS-A, AES and PAMEC: Not applicable; FIBER: 0.15/ (length of service + 1), being null as of 50 years old
Probability of retirement:	PBS and FIBER: 100% at 1st eligibility; CA, PBS-A, AES and PAMEC: Not applicable
Estimated long-term inflation rate	PAMEC and FIBER: 6.60% / 3.00%
Determination method	Projected Unit Credit Method

41.       Insurance

The Company maintains a policy of monitoring the risks inherent in its operations. As a result, on December 31, 2022, the company had insurance contracts in force to cover operational risks, civil liability, cyber risks, health, among others. The management of the company understands that the policies represent sufficient amounts to cover any losses. The main assets, liabilities or interests covered by insurance and their maximum indemnity limits are as follows:

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Modalities	Maximum indemnity limits
Operational Risks	R$550,000
General Civil Liability - RCG	R$ 80,000
Cyber risks	R$ 30,000
Automobile (executive and operational fleet)	R$ 1,000 for optional civil liability (property damage and bodily harm) and R$ 100 for moral damages.

42. Supplementary information to the cash flow

	2022	2021	2020

Non-cash transactions

Additions to property, plant and equipment and intangible assets - with no effect on cash	2,303,608	1,929,392	1,315,151
Additions to intangible assets / acquisition of licenses (i)	-	2,682,469

(i)	TIM participated in the 5G Auction of the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands for the deployment of the 5th Generation mobile telephony, winning several lots in these radio frequencies. As of December 2021, Capex recorded for licenses and related obligations is R$ 3,584 million. With the amount of R$ 2,682 million as a contra entry to authorizations payable and R$ 902 million with impact on cash.

43.       Subsequent events

Distribution of interest on shareholders’ equity

The Company’s Board of Directors approved the distribution of R$ 455,000 of interest on shareholders’ equity as of December 12, 2022. The payment took place on January 24, 2023, and the date for identification of shareholders entitled to receive such amounts took place on December 21, 2022.

The payment of the 2nd installment of interest on shareholders’ equity, approved on September 12, 2022, in the amount of R$ 245,000, took place on January 24, 2023.

STF decision on “res judicata” in tax matters

On February 8, 2023, the Federal Supreme Court of Brazil (“STF”) established an understanding that the individual “res judicata” in continued tax relations loses its effects automatically from the moment the STF, in a binding manner, states otherwise. The Company evaluated the impacts of this decision and concluded that there is no material impact on the consolidated financial statements.

Distribution of complementary dividends

On March 30th, 2023, at the Annual and Extraordinary Shareholders’ Meeting, was approved, as proposed complementary dividends, the amount of R$600,000, at the gross value, to be paid on April 18th, 2023, without the application of any monetary restatement index, considering the date of April 10th, 2023 as the date for identification of shareholders entitled to receive such values, as follows: (i) the amount of R$570,587 will be distributed based on profit from previous years through the use of the expansion reserve, and (ii) the remaining amount of R$29,413 will be distributed based on the profit of the fiscal year of 2022.

Cozani Merger

According to a Material Fact disclosed by the Company on February 27, 2023, the completion of the Merger would still depend on the completion of operational procedures related to systemic parameterization and obtaining prior consent from ANATEL.

The Board of Directors (“CdA”) acknowledged about the obtaining of the aforementioned consent and verified compliance with the other conditions to grant full effectiveness to the Merger. Accordingly, the CdA declared that said Merger and the consequent extinction of Cozani will become effective, for all purposes and effects, on April 1, 2023.

Distribution of interest on shareholders’ equity

The Company’s Board of Directors approved the distribution of R$ 230,000 of interest on shareholders’ equity as of April 19, 2023. The payment will take place on May 9, 2023, and the date for identification of shareholders entitled to receive such amounts will be on April 25, 2023.

