Form 20-F
period 2023-12-31
TIM S.A.
filed 2024-04-30
CIK 1826168

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its charter)

TIM, Inc.
(Translation of Registrant’s name into English)

FEDERATIVE REPUBLIC OF BRAZIL

João Cabral de Melo Neto Avenue, 850 – South Tower – 12th floor
22775-057, Rio de Janeiro, RJ, Brazil

(Jurisdiction of incorporation or organization)
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

Yes ☐ No ☐

i

Presentation of Financial and Other Information

In this annual report, TIM S.A. (formerly known as Intelig Telecomunicações Ltda., or “Intelig”), a publicly-held company (sociedade anônima) organized under the laws of the Federative Republic of Brazil, is referred to as “TIM” or the “Company”. References to “we,” “us” and “our” are to TIM together with, where the context so requires and as explained more fully below, Cozani RJ Infraestrutura e Rede de Telecomunicações S.A. (“SPE Cozani” or “Cozani”) which was merged into the Company on April 1, 2023, TIM Participações S.A. (“TIM Participações”), our prior parent holding company, which was merged into the Company in September 2020, TIM Celular S.A. (“TIM Celular”), which was merged into the Company in October 2018, TIM Sul S.A. (“TIM Sul”) and TIM Nordeste Telecomunicações S.A. (“TIM Nordeste”), both of which merged into the Company in May 2005. Collectively, these transactions are referred to herein as the (“Reorganization”).

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

The Merger, which occurred in 2020, as defined below, was accounted using the predecessor method of accounting, through which the historical operations of TIM Participações are deemed to be those of the Company. See “Item 4. Information on the Company—A. History and Development of the Company—Historical Background.” Accordingly, the consolidated financial statements included in this report reflect:

•	the historical operating results and financial position of TIM Participações prior to the Merger;
•	the consolidated results of the Company and TIM Participações following the Merger;
•	on November 16, 2021, we sold 51% of the share capital of our subsidiary, I-Systems Soluções de Infraestrutura S.A. (formerly FiberCo Soluções de Infraestrutura S.A. (“FiberCo”)), company created by TIM to segregate network assets and provision of infrastructure services, to IHS and thereafter we no longer had any subsidiaries; and
•	On March 30, 2023, TIM’s annual general and extraordinary meeting approved the full incorporation of Cozani into TIM, with the incorporation and consequent extinction of Cozani becoming effective, for all intents and purposes, on April 1, 2023. The merger of Cozani had no impact in the consolidated financial statements, since this entity was a wholly owned subsidiary of TIM.

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

Solely for the convenience of the reader, we have translated some amounts included elsewhere in this annual report from reais into U.S. dollars using the commercial selling exchange rate as reported by the Central Bank of Brazil (Banco Central do Brasil) (“Central Bank”), on December 31, 2023, of R$4.8413 to U.S.$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date. See “Item 5. Brazilian Political and Economic Overview—A. Operating Results—Brazilian Political and Economic Overview” for information regarding exchange rates for the Brazilian currency.

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

As part of our continuous process to improve the overall quality of the Company’s financial statements, and to promote greater comparability and consistency with other companies within the industry, we changed our accounting policy related to the presentation of purchases and sales of marketable securities in the statements of cash flows. Previously, the Company reported such transactions as an investing activity on a net basis (R$2.4 billion in 2022 and R$2.5 billion in 2021), in accordance with IAS 7 paragraph 22(b) and 23A(b). In connection with the new accounting policy, the Company reported such transactions as an investing activity on a gross basis, in accordance with IAS 7 paragraph 21.The Company also changed the presentation of interest income from marketable securities, that were previously reported as an investing activity (R$266.8 million in 2022 and R$173 million in 2021) to operating activity, in accordance with IAS 7 paragraph 33. The Company applied the change in accounting policy retrospectively, in accordance with IAS 8 paragraph 19(b).

Special Note Regarding Non-GAAP Financial Measures

This annual report presents certain non-GAAP financial measures, which are not recognized under IFRS, specifically Net Debt, EBITDA and Adjusted EBITDA. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP or IFRS measure. Non-GAAP financial measures do not have standardized meanings and may not be directly comparable to similarly titled measures adopted by other companies. These non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, financial position, liquidity and to make strategic decisions regarding the allocation of capital. We also believe that the disclosure of our non-GAAP financial measures provides useful supplemental information to investors and financial analysts and other interested parties in their review of our operating performance, in particular, we believe that using Adjusted EBITDA as a non-GAAP measure is useful to management, investors and other users of our financial information in evaluating operating profitability on a more variable cost basis as it excludes the depreciation and amortization expense related primarily to capital expenditures and non-recurring revenue/expenses, such as the gain from the transaction price adjustment related to the acquisition of certain assets of Oi Móvel in 2023, in 2022, the line was impacted as a result of the post-closing price adjustment from the sale of control of I-Systems and, in 2021 the impact was from the sale of part of our stake in I-Systems to IHS, as well as in evaluating operating performance in relation to TIM’s competitors.

Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings, financial position, cash flows or profit (loss) in making an investment decision.

We use Net Debt, EBITDA and Adjusted EBITDA, collectively, to evaluate our ongoing operations and for internal financial planning and forecasting purposes. We believe that non-GAAP financial measures, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and facilitates period-to-period comparisons of results of operations.

iii

Net Debt

We calculate Net Debt as total loans and derivatives plus lease liabilities minus lease assets minus cash and cash equivalents minus FIC (Investment Fund). For a reconciliation of Net Debt to the most directly comparable IFRS measure, see “Item 5. Operating and Financial Review and Prospects—Reconciliation of Non-GAAP Financial Measures—Reconciliation of Net Debt.”

EBITDA and Adjusted EBITDA

We calculate EBITDA as net profit for the year plus net financial income (expense), income tax and social contribution and depreciation and amortization costs and expenses. For a reconciliation of EBITDA to the most directly comparable IFRS measure, see “Item 5. Operating and Financial Review and Prospects—Reconciliation of Non-GAAP Financial Measures—Reconciliation of EBITDA and Adjusted EBITDA.”

We calculate Adjusted EBITDA as EBITDA adjusted for (i) equity in earnings and (ii) Non-recurring Revenue/Expense. For a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, see “Operating and Financial Review and Prospects—Reconciliation of Non-GAAP Financial Measures—Reconciliation of EBITDA and Adjusted EBITDA.”

Forward-Looking Information

This annual report contains statements in relation to our plans, forecasts, expectations regarding future events, strategies and projections, which are forward-looking statements and involve risks and uncertainties and are therefore, not guarantees of future results. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after we file this annual report because of new information, future events and other factors. We and our representatives may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of our management, are forward-looking statements. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “plan,” “predict,” “project” and “target” and similar words are intended to identify forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. These statements appear in several places in this annual report, principally in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” and include, but are not limited to, statements regarding our intent, belief or current expectations with respect to:

•	general economic, political, social and business conditions in Brazil and abroad, including the impact of the current international economic environment and the macroeconomic conditions in Brazil such as (i) developments and the perception of risks in connection with the administration of President Luiz Inácio Lula da Silva and the policies his government may adopt or change during his term in office, particularly economic and fiscal reforms, (ii) the ongoing war between Russia and Ukraine and (iii) the conflict involving Hamas and Israel, any of which may negatively affect growth prospects in the Brazilian economy as a whole;
•	Brazilian telecommunications industry conditions, size and trends;
•	characteristics of competing networks’ products and services;
•	estimated demand forecasts;
•	actual or threatened health epidemics, pandemics, outbreaks, or other public health crisis, could have an adverse impact on our business;

iv

•	the size of our subscriber base, particularly any increase in our postpaid subscribers;
•	development of additional sources of revenue;
•	strategy for marketing and operational expansion;
•	achieving and maintaining customer satisfaction;
•	development of higher profit margin activities, attaining higher margins, and controlling customer acquisition and other costs; and
•	capital expenditures forecasts, funding needs and financing resources.

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

v

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

Summary of Risks Relating to our Business

•	We may be unable to successfully implement our business strategy.
•	Future partnerships or joint ventures that we enter into may not bring the expected financial results and could cause harm to our image as well as financial costs.
•	Any acquisitions or investments in other companies, products, or technologies could require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our operating results.
•	We face various risks related to health epidemics, pandemics and outbreaks, which may have material adverse effects on our business, financial condition, results of operations and cash flows.
•	Goodwill impairments may be required in relation to acquired businesses.
•	We face increasing competition from other providers and services, which may adversely affect our results of operations.
•	We may be unable to respond to the trend towards consolidation in the Brazilian telecommunications market.
•	We may face difficulties responding to new telecommunications technologies.

•	Our operations depend on our ability to efficiently operate our systems and controls that are subject to failure that could affect our business and our reputation.
•	Our business is dependent on our ability to expand our services while maintaining the quality of the services provided and a positive customer experience.
•	We face various cyber-security risks that, if not adequately addressed, could have an adverse effect on our business.
•	We depend on data centers operated by third parties and third-party cloud computing platforms, and any disruption in the operation of these facilities or platforms or access to the Internet would adversely affect our business.
•	Certain debt agreements contain financial covenants and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows.
•	Due to the nature of our business, we are exposed to numerous lawsuits, administrative proceedings, consumer claims and tax-related proceedings.
•	Any modification or termination of our ability to use the “TIM” trade name may adversely affect our business and operating results.
•	We are subject to credit risk with respect to our customers.
•	We may be subject to liability related to outsourcing certain functions to third-party service providers.
•	We depend on key suppliers, certain inputs and contractual relationships with other telecommunications providers which are critical to our ability to provide telecommunications services to our customers or may have a material adverse effect on our operations.
•	Our operations could be suspended or interrupted as a result of natural or man-made disasters or other unexpected events, such as those related to climate change.
•	We use demand forecasts to make investments, however such forecasts may ultimately be inaccurate due to economic volatility and result in lower revenues than expected.
•	Our governance and compliance processes may fail to prevent regulatory penalties and reputational harm.
•	Improper use of our networks could adversely affect our costs and results of operations.
•	We may be unable to implement our plans to expand and enhance our existing networks in Brazil in a timely manner or without unanticipated costs, which could hinder or prevent the successful implementation of our business plan and adversely affect our results of operations.

Summary of Risks Relating to the Brazilian Telecommunications Industry

•	ANATEL classified us as an economic group with significant market power in some markets and we are now subject to increased regulation.
•	As a telecommunications provider and a publicly traded company in Brazil, we are subject to extensive legal and regulatory obligations in the performance of our activities which may limit our flexibility in responding to market conditions, competition and changes in our cost structure or with which we may be unable to comply.
•	The Brazilian government under certain circumstances may terminate our authorizations or we may not receive renewals of our authorizations.

•	Actual or perceived health risks or other problems relating to mobile telecommunications technology could lead to litigation or decreased mobile communications usage, which could harm us and the mobile industry as a whole.

Summary of Risks Relating to Brazil

•	Risks related to Brazilian economic and political conditions may negatively affect our business.
•	The Brazilian government has exerted significant influence over the Brazilian economy and continues to do so. This involvement may have an adverse effect on our activities, our business and on the market prices of our shares and ADSs.
•	Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to our business and over our prices.
•	Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy and capital market, our business and operations and the market prices of our common shares or the ADSs.
•	Exchange rate movements and interest rate fluctuation may have an adverse effect on our business and the market prices of our shares or the ADSs.
•	The effects of the weak domestic economy could reduce purchases of our products and services and adversely affect our results of operations, cash flows and financial condition.
•	We may be impacted by volatility in the global financial markets.
•	Developments and the perception of risk in other countries may adversely affect the Brazilian economy and market price of Brazilian issuers’ securities.

Summary of Risks Relating to our Common Shares and the ADSs

•	Our controlling shareholder has power over the direction of our business.
•	Holders of our ADSs are not entitled to attend shareholders’ meetings and may only vote through the depositary.
•	Holders of our ADSs or common shares in the United States may not be entitled to participate in future preemptive rights offerings.
•	Cash dividends, interest on shareholders’ equity and other cash distributions, as well as judgments seeking to enforce our obligations in respect of our shares or ADSs in Brazil will be payable only in reais.
•	Holders of ADSs or common shares could be subject to Brazilian income tax on capital gains from sales of ADSs or common shares.
•	An exchange of ADSs for common shares risks loss of certain foreign currency remittance and Brazilian tax advantages.

Risks Relating to our Business

We may be unable to successfully implement our business strategy.

Our business will be adversely affected if we are unable to successfully implement our strategic objectives and factors beyond our control may prevent us from doing so.

Our business strategy aims to increase cash-flow generation to support new avenues of growth and increase shareholder returns and can be divided into four key focuses: (1) “MOBILE,” becoming the most preferred mobile operator in Brazil (seeking to provide a best value proposition in a value driven market delivering superior services, the strongest network, and the most compelling offer to customers); (2) “B2B,” shaping a new market with significant growth potential, using IoT connectivity as a stepping-stone to expand towards solutions and services; (3) “BROADBAND,” growing profitably operations, with the go-to-market strategy being optimized and becoming more efficient and flexible (the Company transitioned from being a traditional broadband provider to adopting an asset-light model, enabling a mobile-like go-to-market strategy); (4) “EFFICIENCY,” establishing strict discipline in the allocation of capital and resources.

Strengthening our core business, as it is the Company’s main business, requires managing and expanding our infrastructure, including with the deployment of new technologies. Additionally, our Core strategy requires successfully monetizing our mobile customer base and expanding our fixed broadband business, while maintaining financial discipline.

In respect of our strategic efforts regarding broadband, we are seeking to increase our presence in the residential broadband market by expanding our footprint and the density of our fiber optic broadband service (“FTTH”) through Neutral Networks deals (which consist in the provision of network infrastructure so that the Company can focus on offering last mile services to our customers), such as I-Systems and VTal, an end-to-end digital infrastructure solutions company and holder of the largest neutral fiber optic network in Brazil, serving telecom operators, internet providers and OTTs, providing a higher-speed fixed connection closer to the customer residence, branded as TIM Live. As our fiber optic broadband service now relies on business partners that provide fiber expansion and customer connection, our long-return investments, growth strategy and business are exposed to risks related to the quality, pace and location of the services these business partners provide to our customers.

Additionally, TIM has launched its commercial 5G Standalone (5G SA) network infrastructure in 2022, covering all 26 state capitals in Brazil and the Federal District (Brasilia), with a special focus on certain cities where 100% of the neighborhoods are covered, such as São Paulo, Rio de Janeiro, Curitiba, Brasília, Belo Horizonte, Fortaleza, Salvador, and Recife. The number of TIM’s 5G sites is almost equal to the sum of equivalent sites operated by our competitors, placing TIM ahead of other operators. We believe that 5G SA also enables new B2B businesses through functionalities such as Network Slicing and the implementation of private networks. However, the increase of 5G traffic could impact network resources and infrastructure in the coming years, requiring us to make continued investments in infrastructure to meet the increasing 5G network capacity demand. In addition, implementing new functionalities using 5G SA carries with it the inherent risks that come with implementing any new technology, such as our ability to develop and introduce these new and innovative functionalities that need to be received favorably by the market, and which enable us to provide value-added services that encourage the use of our network.

Alongside Core, we implement a strategy of Beyond Connectivity, where our principal goal is to attract and expand partnerships that can offer significant growth opportunities in both mobile operations, with a partnership portfolio of services to generate value for TIM, and in B2B, to shape a new market leveraging our pioneering position through partnerships, while we are taking digitalization to the next level by expanding Machine Learning (ML) and AI/GenAI across the organization.

Our ability to implement our strategy is influenced by many factors partially or completely outside our control, including:

•	an increase in the number of competitors due to the entrance of new market participants and/or the improvement in financial strength of existing players in the telecommunication sector that could reduce our market share;
•	increased competition from mobile virtual network operators which offer telecommunication services to customers by leasing network capacity from traditional network providers, without their own network infrastructure;
•	increased competition in our main markets that could force us to reduce the prices we charge for our services in order to compete effectively;

•	our ability to strengthen our competitive position in the Brazilian mobile telecommunications market;
•	increased competition from global and local OTT (Over The Top), providers who offer content and services using the internet, including voice calls and messaging, without owning network infrastructure;
•	increased competition in our main markets that could reduce the prices we charge for our services and could have an unintended adverse effect on our results;
•	our ability to efficiently operate and grow our broadband business alongside our original business as a mobile network operator (MNO);
•	we may be unsuccessful migrating our FTTC (Fiber to the Curb) broadband legacy customers to FTTH (Fiber to the Home) technology in an efficient manner and within the planned time frame, including due to technical or competitive issues;
•	pursuant to our fixed broadband asset-light strategy, we may be unable to reach our FTTH coverage rollout plan since we are dependent on the network infrastructure capacity available to us, and if the network infrastructure is not deployed as currently expected, our rollout plan will be affected;
•	our ability to successfully capture the economic value of investments and partnerships in IoT, particularly in B2B settings, including our ability to successfully transition from pilot programs to developing products and services that can generate profit at scale;
•	our ability to find and partner with IoT providers, given the fragmented IoT market and the limited number of established providers, as well as the complexity of integrating multi-vendor solutions, including data privacy risks;
•	our ability to select the right business partners for undertaking our strategy;
•	our ability to develop and introduce new and innovative technologies that are received favorably by the market, and which enable us to provide value-added services that encourage the use of our network;
•	controls and system technology failures, which could negatively affect our revenues and reputation;
•	the introduction of transformative technologies that could be difficult for us to keep pace with and which could cause significant decreases in our revenue;
•	the increasing network capacity demand and therefore our ability to manage the continuous growth of mobile data traffic, which in turn requires further investments in infrastructure or the acquisition of additional radio frequencies in order to maintain network quality, especially in large cities, where population density is higher and the costs of network expansion are considerably high;
•	controls and system technology failures, which could negatively affect our revenues and reputation;
•	the development and expansion of NGSO satellite internet (Non-Geostationary-Satellite Orbit), which may offer significant market and product opportunities in the telecommunications sector by offering broad wide-range coverage at high speed while also disrupting the business of existing providers;
•	our ability to operate efficiently and to pay or refinance our debt as it comes due, particularly in light of political and economic conditions in Brazil and uncertainties in credit and capital markets;
•	our ability to most efficiently scale our structure;
•	our ability to attract and retain qualified personnel;

•	performance of third-party service providers and key suppliers on which we depend, such as any difficulties we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weakness of our suppliers;
•	government policy and changes in the regulatory environment or legal framework in Brazil;
•	the effect of exchange rate and inflation fluctuations;
•	the outcome of litigation, disputes and investigations in which we are involved or may become involved;
•	the costs we may incur due to unexpected events, including in situations where our insurance is not sufficient to cover such costs;
•	large scale adverse events that could cause negative effects, requiring a long recovery period, or which may permanently impact the socioeconomic environment, such as natural disasters, political instability, or pandemics;
•	the real possibility of an increase in taxes by state governments and the Brazilian Federal Government in order to balance their financial deficits or to respond to climate change and changes in energy generation; and
•	our ability to maintain strict discipline in the allocation of capital and resources.

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

Furthermore, our established partnerships are subject to common litigation risks and we can make no assurance that these established partnerships or future partnerships will not become involved in any type of dispute. We may also need to litigate to protect our interests, preserve our intellectual property rights, and obtain information related to products or technology developed in association with our partners, particularly when the relevant partner invests in such products and technologies. This can hinder further research and development, as well as slow down the commercialization of new technologies. Additionally, if the patents are overly broad or not clearly defined, it can lead to legal disputes and can be costly to enforce. It’s important for researchers and companies to carefully consider the potential risks and benefits before filing for patents related to technology research partnerships.

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

Acquisitions or investments may result in unforeseen operating difficulties and expenditures, and we may not achieve the anticipated benefits from certain acquisition, partnership and joint venture due to a number of factors, including:

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

We face various risks related to health epidemics, pandemics and outbreaks, which may have material adverse effects on our business, financial condition, results of operations and cash flows.

We face various risks related to health crisis such as epidemics, pandemics or outbreaks. These events can trigger changes in consumer behavior related to illness, death, fear and market downturns.

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

To the extent any health crisis, epidemic, pandemic or outbreak (such as COVID-19), adversely affects our business and financial results, it could also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our ability to successfully implement our business strategy (see “—We may be unable to successfully implement our business strategy”) the credit risk of our customers (see “—We are subject to credit risk with respect to our customers”), our dependence on key suppliers and contractual relationships with other telecommunications providers (“—We depend on key suppliers, certain inputs and contractual relationships with other telecommunications providers which are critical to our ability to provide telecommunications services to our customers”) the Brazilian government’s influence over the Brazilian economy (see “—Risks Relating to Brazil—Risks related to Brazilian economic and political conditions may negatively affect our business”) and volatility in global and domestic financial markets. See “—Risks Relating to Brazil— We may be impacted by volatility in the global financial markets” and “—Risks Relating to Brazil—Developments and the perception of risk in other countries may adversely affect the Brazilian economy and market price of Brazilian issuers’ securities.”

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

We face competition throughout Brazil from many providers in the personal communications service (“PCS”), market. We compete with providers of mobile telecommunication, VoIP services (“Voice over Internet Protocol”), and landline telecommunications services – including by bundling voice and data to customers in a single offer. Due to this increasing competition, we may incur higher advertising and commercial costs as we attempt to maintain or expand our market share. Other than TIM, the following main competitors also hold authorizations to provide PCS with national coverage: Claro S.A., under the brand name Claro and Telefônica Brasil S.A., under the brand name Vivo (“Vivo”). Moreover, all PCS providers with national coverage offer third generation, or 3G, and fourth generation, or 4G, fifth generation, or 5G mobile telecommunications network technology, reducing differentiation. With the recent acquisition of certain assets of Oi Móvel by TIM, Vivo and Claro (the “Oi Transaction”), we believe that the likelihood of further consolidations in the Brazilian telecom market among the main competitors is remote, but if further consolidations driven by our main competitors were to occur, those consolidations may favor their strategic advantage with increased market power and access to greater financial resources, thereby weakening our market position.

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

Moreover, considering our fixed broadband business, we observe rising competition from smaller players aiming to attract customers towards fiber optics. This may intensify market competitiveness, elevating our churn rates.

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

We may also consider engaging in mergers and acquisitions activity, as we did by participating in the acquisition of certain assets of Oi Móvel, in response to changes in the competitive environment, which could divert resources away from other aspects of our business.

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

The Brazilian wireless telecommunications market is experiencing significant technological changes, as evidenced by the following, among other factors:

•	ongoing improvements in the capacity and quality of digital technology available in Brazil;
•	shorter time periods between the introduction of new telecommunication technologies and subsequent upgrades or replacements;
•	the development of user interface, or UI, and user experience, or UX, technology, and also the development of applications that will be responsible for collecting information regarding UX associated with network and device information, and will be used as one of the inputs for the network planning, optimization, and troubleshooting activities;
•	the development of cloud solutions to provide platform as a service (PaaS), software as a service (SaaS), or infrastructure as a service (IaaS), in order to drive down costs;
•	the deployment of the Voice over LTE or NR, known as VoLTE or VoNR, which increases significantly the quality of voice calls and allows companies to traffic voice as data through their 4G and 5G networks;
•	the deployment of the Radio Access Network (RAN) sharing agreements among TIM and other companies (see “Item 4. Information on the Company—B. Business Overview—Site-Sharing and Other Agreements”); the acquisition of the 100 MHz frequency nationally in the 3.5 GHz band, in addition to 40 MHz blocks in the 2.3 GHz band in the South and Southeast regions of Brazil (excluding São Paulo);
•	the deployment of 5G standalone (known as 5G SA), which requires unprecedented levels of automation across an end-to-end network to fulfill the needs of new services and applications. The 5G SA network needs to be flexible, programmable and distributable in nature, so that it can provide the necessary flexibility to reduce time-to-market and provide the greatest performance and efficiency gains. As a result of the development of 5G SA, products and services supplied by different providers can be more greatly differentiated as between competitors, as 5G SA better enables the provision of custom services;

•	the widespread implementation, in the near future, of Embedded Subscriber Identity Module, or eSIM, technology, which is a small microchip built into phones as an alternative to the conventional physical SIM card, and which will enable our customers to switch faster to other providers, thereby increasing competition;
•	an increase in market competition in respect of residential fixed ultra-broadband, requiring operators (including former fixed internet providers which had provided services using copper and coaxial technologies) to accelerate investments in fiber capillarity deployments. This factor becomes more significant when considering the country’s continental dimensions, new market opportunities and the need to provide comparable service in capacity and quality to locations far from large centers, thus boosting investments in IP backbone and datacenters;
•	the expansion of the Internet of Things, or IoT, technology in all of its forms and applications, requiring the creation of new platforms enabling its operation in new areas of the value chain. We are strengthening the IoT ecosystem with new partnerships, using connectivity as an enabler to increase productivity and expand the monetization of our customer base. It is estimated that over a million NB-IoT devices will be connected by the end of 2024; and
•	the acceleration in the use of artificial intelligence, or AI, and machine learning, in order to use resources more efficiently, reduce spending and increase agility.
•	We may be unable to keep pace with these technological changes, which could affect our ability to compete effectively, and the investment required to adopt these new technologies will be significant, both of which could have a material adverse effect on our business, financial condition and results of operations.
•	Additionally, emerging technological advancements may have a significant impact on the telecommunications industry. Our future success depends on our ability to adjust to these technological changes.

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

Our operations and reputation could be materially negatively affected by cyber-security threats or our failure to comply with new data protection laws, mainly the Brazilian General Data Protection Law (Law No. 13,709/2018), or the LGPD, which came into effect on September 18, 2020. However, the administrative sanctions provisions of LGPD only became enforceable as of August 1, 2021, pursuant to Law No. 14,010/2020. Any proceeding or action and related damages could be harmful to our reputation, force us to incur significant expenses, divert the attention of our management, increase our costs of doing business or result in the imposition of financial penalties.

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

We carry out continuous assessments to identify any problems related to LGPD compliance and based on the results identified, we have implemented controls in order to achieve full compliance with the requirements of the LGPD. However, deficiencies in the full adoption of data security measures, implementing personal data processing and retention requirements and reporting data measures within a narrow mandatory time frame could lead to disputes with data protection authorities, fines or harm to our reputation.

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

Our business as a telecommunications services provider depends on our ability to maintain and expand our telecommunications services network. We believe that our expected growth will require, among other aspects:

•	continuous development of our controls and operational and administrative systems;
•	efficiently allocate our capital;
•	increasing marketing activities;
•	improving our understanding of customer wants and needs;
•	continuous attention to service quality;
•	a positive customer experience;
•	attracting, training and retaining qualified management, technical, customer relations, and sales personnel;
•	increased network capacity through the new spectrum that we recently acquired and/or more investment in network assets such as 4G and 5G technologies;
•	increasing network efficiency through infrastructure projects such as the deployment of the Radio Access Network (RAN) sharing agreements among TIM and other companies (see “Item 4. Information on the Company—B. Business Overview—Site-Sharing and Other Agreements”), maintaining the customer experience; and

•	expansion of our optical fiber footprint, not only as a main asset for our 5G backhaul, but also as new long distance routes for backbone resilience and performance.

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

The inability to operate our networks and systems as a result of cyber-attacks, even for a limited period of time, may result in significant expenses to us and/or a loss of market share to other communications providers. The costs associated with a major cyber-attack could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cyber-security measures and the use of alternate resources, lost revenues from business interruption and litigation. If we are unable to adequately address these cyber-security risks, our operating network and information systems could be compromised, which would have an adverse effect on our business, financial condition, reputation and results of operations. In order to mitigate such risks, we are currently adopting ISO 27001 standard best practices and obtained the certification in November 2022. Additionally, due to the Russia-Ukraine conflict, there have been publicized threats to increase hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine. Any such increase in such attacks on our third-party service providers or other systems could adversely affect our network systems or other operations. We have measures in place that are designed to detect and respond to such cyber-attacks and data security incidents, but there can be no assurance that our efforts will prevent or detect such cyber-attacks and data security incidents.

We depend on data centers operated by third parties and third-party cloud computing platforms, and any disruption in the operation of these facilities or platforms or access to the Internet would adversely affect our business.

Our business requires the ongoing availability and uninterrupted operation of internal and external systems and services. We have adopted new technology infrastructure solutions, which carries with it some risk to business continuity. With the adoption of cloud computing technology, key IT systems are being migrated to the public cloud. Despite cloud computing reducing some risks, such as delays in the supply of equipment by suppliers (like spare parts, servers, etc.), the adoption of cloud computing means that the control and responsibilities for the proper functioning of the systems are shared between ourselves and the third parties. In all cases, the third parties will be responsible for the physical infrastructure, connectivity, energy supply, cooling and all the capabilities related to infrastructure availability. Depending of the cloud service type involved for any specific system (e.g., for IaaS, PaaS, SaaS), other capabilities will be the responsibility of the third party, according to the principles of the Shared Responsibility Model defined by the Cloud Security Alliance, and incorporated into our contracts with the third-party providers

These third-party providers may experience connectivity disruption, outages and other performance problems, which may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, fraud, spikes in customer usage and denial of service issues. As such, our success also depends directly on the continuity of the provision of computing capacity and the availability of connectivity between the cloud computing provider’s datacenters, including the connectivity with our datacenters and internal networks. An intermittent failure or complete lack of connectivity or system availability, may cause interruption to our services, affecting our availability indicators as well as our revenue and reputation.

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

Due to the nature of our business, we are exposed to numerous lawsuits, administrative proceedings, consumer claims and tax-related proceedings.

Our business exposes us to a variety of lawsuits and other proceedings brought by or on behalf of consumers in the ordinary course of business as a mobile telecommunications provider in Brazil. We are subject to a number of public civil actions and class actions that have been brought against mobile telecommunications providers in Brazil mainly related to network quality, minimum term clauses and the use of land to install our network sites. These suits include claims contesting certain aspects of the fee structure of our prepaid plans, hybrid (monthly billed fixed price), or so-called control plans and postpaid plans, which are commonplace in the Brazilian telecommunications industry.

In addition, federal, state and municipal tax authorities have questioned some tax procedures we have adopted, and have raised questions regarding the calculation of the basis for certain sector-specific contributions (FUST and FUNTTEL, as each are defined in “Item 4. Information on the Company—B. Business Overview—Taxes on Telecommunications Goods and Services”). As of December 31, 2023, we are subject to approximately 3,715 tax-related lawsuits and administrative proceedings with an aggregate value of approximately R$19,903 million classified as “probable loss” and “possible loss” by our legal advisors. In addition, there are tax proceedings arising from the acquisition of the former Intelig business (currently TIM S.A.) by the former parent company of the TIM Participações group, relating to the purchase price.

An adverse outcome in, or any settlement of, these or other lawsuits could result in losses and costs to us, with an adverse effect on our business practices and results of operations. For some of these lawsuits, we were not required to and have not established any provision on our statement of financial position or have established provisions only for part of the amounts in controversy, based on our judgments or opinions of our legal counsel as to the likelihood of winning these lawsuits. In addition, our senior management may be required to devote substantial time to these lawsuits, which they could otherwise devote to our business. See Note 25 to our consolidated financial statements.

Any modification or termination of our ability to use the “TIM” trade name may adversely affect our business and operating results.

Telecom Italia S.p.A., or Telecom Italia, as Licensor, and TIM S.A. and Instituto TIM as Licensees, entered into a trademark license agreement, or the Trademark License Agreement, where Telecom Italia granted the Licensees a non-exclusive and non-transferable license to several trademarks (including the TIM trademark) to: (i) promote and render Licensees’ services, including co-branded services; (ii) use the trademarks as domain names of websites owned by the Licensees, dedicated to the promotion and/or the rendering of the Licensees’ services; (iii) use the TIM trademark in events, campaigns, commercial partnerships, sponsorship projects and other activities in order to promote Licensees’ services; and (iv) use “TIM” as part of Licensees’ corporate names. The Trademark License Agreement is limited to Brazil and valid until December 31, 2026, unless terminated earlier. Telecom Italia, who owns the rights to the “TIM” trade name, may prevent us from using the TIM trademark by termination of the Trademark License Agreement. The loss of use of the trademark “TIM” may have a material adverse effect on our business and operating results.

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

If the contracting of third-party services is considered to involve the main activities of the company, it may be characterized as a direct employment, which would significantly increase our costs and as a result we may be subject to administrative proceedings by the relevant labor authorities and may be required to pay fines to the third-party service providers.

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

Some (non-exhaustive) examples of these agreements include:

•	SWAP agreements (exchange of network capacity or assets between operators);
•	Indefeasible Rights of Use (IRU);
•	Lease of circuits (e.g., EILD, IP Peering, IP Transit and Satellite bandwidth/capacity);
•	Co-sites deals with other operators and tower companies;
•	Rights of use with private companies and public authorities;
•	Interconnection and co-billing; and
•	RAN Sharing agreements among TIM and other companies.

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

Discussions regarding data safety of equipment provided by Chinese suppliers could have side effects across the global ICT sector, also significantly affecting our supply chain, infrastructure deployment and costs, and impacting the future of the whole industry.

Our operations could be suspended or interrupted as a result of natural or man-made disasters or other unexpected events, such as those related to climate change.

Our operations may be suspended or interrupted for an indeterminate period in case of adverse events, such as a result of energy shortages, damages to our transmission bases, natural disasters, climate change or other environmental events or natural or man-made disasters, including fire, explosion, vandalism or equipment theft, storms, geopolitical conflict, civil unrest or health crises (such as the COVID-19 pandemic) or any other unexpected damage events. Such impacts may present disproportional geographic impacts, which may vary from impacts to a single address to an entire city or region. If we are unable to mitigate or prevent such damages in the event of a natural or man-made disaster and any other unexpected events, the suspension or interruption of our operations could have a material adverse effect on the continuity of our operations, our financial results and the compliance with regulations.

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

We make certain investments, such as the procurement of materials and the development of our network infrastructure, based on our forecasts of the amount of demand that customers will have for our services at a later date. However, any major changes in the Brazilian economic scenario may affect this demand and therefore our forecasts may turn out to be inaccurate. For example, credit restrictions on the population due to the increase in unemployment rates may affect the decision to acquire new products or services. As a result, it is possible that we may make larger investments based on demand forecasts than were necessary given actual demand at the relevant time, which may directly affect our cash flow. Unanticipated improvements in economic conditions may have the opposite effect and equally pose a risk.

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

We may incur costs associated with the unauthorized and fraudulent use of our networks, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs and payments to other carriers for non-billable fraudulent roaming. Improper use of our network could also increase our selling expenses if we need to increase our provision for doubtful accounts to reflect amounts, we do not believe we can collect for improperly made calls. Any increase in the improper use of our network in the future could materially adversely affect our costs and results of operations.

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

Although we believe that our cost estimates and implementation schedule are reasonable, we cannot assure you that the actual costs or time required to complete the implementation of these projects will not substantially exceed our current estimates. Any significant cost overrun, or delay could hinder or prevent the successful implementation of our business plan and result in revenues and net income being less than expected. We employ structured control tools and procedures in order to meet deadlines and avoid impacts on our business and results of operations.

Risks Relating to the Brazilian Telecommunications Industry

ANATEL classified us as an economic group with significant market power in some markets and we are now subject to increased regulation.

In July 2018, ANATEL published Resolution No. 694/2018, or the “PGMC 2018”, revising the general plan for competition goals (Plano Geral de Metas de Competição) (“PGMC 2012”). Under the PGMC 2018, TIM has been classified as having significant market power in the following relevant markets: (i) mobile network; (ii) national roaming; and (iii) high-capacity data transport.

Due to such classification, we are subject to increased regulation under the PGMC 2018, which could have an adverse effect on our business financial condition, results of operations and compliance with regulations. In the national roaming market, we must also offer roaming services at regulated rates to other mobile providers.

The PGMC 2018 is currently under review by ANATEL and a new regulation is expected to come into force in the second half of 2024, after a public consultation held in the first half of 2024. See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Significant Market Power”.

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

Finally, ANATEL is currently reviewing the following regulations: (i) the Spectrum Use Regulation (RUE), and (ii) the PGMC Regulation, aiming to create a new significant market power for RAN Sharing agreements. ANATEL assumes that these initiatives could leverage the competition in the mobile market, but these new regulations may impact TIM’s business plan regarding the spectrum acquired in previous auctions.

As a telecommunications provider and a publicly traded company in Brazil, we are subject to extensive legal and regulatory obligations in the performance of our activities which may limit our flexibility in responding to market conditions, competition and changes in our cost structure or with which we may be unable to comply.

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

Additionally, the Administrative Council for Economic Defense (“CADE”) investigated (i) allegations that the alleged formation of a consortium by the applicants (us, Claro and Vivo) to jointly acquire Oi’s movable assets constituted a violation of Brazilian antitrust laws, due to the consummation of such acquisition before a final decision by the antitrust authority; and (ii) the occurrence of collusive and exclusionary practices between competitors (with Vivo and Claro) in relation to the acquisition of Oi’s movable assets. However, CADE’s final decision recommended the dismissal of the administrative procedure due to insufficient legal basis to support a Brazilian antitrust laws violation claim.

We are also subject to applicable national and international anti-corruption laws. We believe that we are currently in material compliance with our obligations arising out of each of the above referenced laws, regulations and authorizations.

Brazil is a highly competitive mobile market, having three companies operating networks with national coverage, plus other regional players and mobile virtual network operator (“MVNOs”). Any potential deals involving such participants is likely to be carefully analyzed by CADE and ANATEL, on a state-by-state basis.

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

On October 20, 2023, Brazil’s Securities and Exchange Commission (CVM) published Resolution No. 193, which provides for the preparation and disclosure of financial information reports related to sustainability, based on the international standard issued by the International Sustainability Standards Board (ISSB). The CVM points out in the document that the decision considered the recommendations of the International Organization of Securities Commissions (IOSCO), based on the conclusion that these standards provide an effective and proportionate global framework of information aimed at investors, serving to help global financial markets assess the risks and opportunities related to sustainability.

The resolution establishes, on a voluntary basis, the option for publicly traded companies, investment funds and securitization companies to prepare and disclose financial information related to sustainability, based on the international standard issued by the ISSB, as of the fiscal years beginning on or after January 1, 2024. In addition, it establishes for publicly traded companies the obligation to prepare and disclose financial information related to sustainability, based on ISSB standards, as of fiscal years beginning on or after January 1, 2026. With this resolution, Brazil became one of the pioneering countries in adopting the ISSB standards. Compliance with such regulations may cause changes in our cost structure and/or we may be unable to comply with such resolutions, each of which may adversely affect us.

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

In addition, although Brazilian law already imposes strict limits in relation to transmission equipment, these concerns may cause regulators to impose greater restrictions on the construction of base station towers or other infrastructure, which may hinder the completion of network buildouts and the commercial availability of new services and may require additional investments. The expansion of our network may be affected by these perceived risks if we experience problems in finding new sites, which in turn may delay the expansion and may affect the quality of our services.

ANATEL Resolution No. 700/2018 sets limits of emission and exposure for fields with frequencies between 8.3 kHz and 300 GHz, and ANATEL Act No. 17,865/2023 and Law No. 11,934/2009 establish limits related to the magnetic and electromagnetic emissions recommended by the World Health Organization and require that operators have to maintain a record of the measurements of the levels of the magnetic and electromagnetic emissions of each transmitting station.

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

For example, the presidential elections occurred in October 2022, with Luiz Inácio Lula da Silva defeating Jair Messias Bolsonaro, in one of the closest presidential races in history. In the aftermath of the 2022 election results, there were mass protests and demonstrations throughout Brazil by supporters of former president Jair Bolsonaro disputing the election results and a heightened state of political and social tension has persisted in Brazil following the election and the commencement of Luiz Inácio Lula da Silva’s new term of office on January 1, 2023.

Further, during the term of the former president Jair Messias Bolsonaro, who remained president until January 1, 2023, there were several inquiries related to potential misconduct. The potential outcome of these and other inquiries, as well as potential new inquiries involving Jair Messias Bolsonaro that may arise, are uncertain, but they had a negative impact on the general perception of the Brazilian economy and have adversely affected and may continue to affect our businesses, financial condition, and results of operations, as well as the market price of our common shares.

In 2023, the current administration achieved advancements in the government's economic agenda, including the approval of the tax reform. See “Item 3 Key Information – D. Risk Factors – Risks Relating to Brazil - Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to our business and over our prices.” Additionally, there was a comprehensive overhaul of the Administrative Council of Tax Appeals (CARF), a review of measures concerning tax credits and interest on equity, and an extension of incentives for exploration profits. The approval of relevant economic themes by the National Congress demonstrated that the Brazilian Federal Government, despite lacking a parliamentary majority, has been able to find voting consensus across parties.

Ultimately, we cannot predict the scope, nature and impact of any policy changes or reforms (or reversals thereof) that the president’s administration will implement, particularly the scope, viability, and effectiveness of much-anticipated tax reforms, which could result in further political and economic instability and negatively impact the regulatory framework in which we operate, which in turn could adversely affect our businesses, financial condition and operating results. Likewise, we cannot predict how the president’s administration may impact the overall stability, growth prospects and economic and political health of the country.

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

In the recent past the Brazilian government has frequently intervened in the Brazilian economy and occasionally made drastic changes in economic policy. To influence the course of Brazil’s economy, control inflation and implement other policies, the Brazilian government has taken various measures, including the use of wage and price controls, currency devaluations, capital controls and limits on imports and freezing bank accounts. We have no control over and cannot predict what measures or policies the Brazilian government may take or adopt in the future. Our business, financial condition, revenues, results of operations, prospects and the trading price of our securities may be adversely affected by changes in government policies and regulations, as well as other factors, such as: (i) fluctuating exchange rates; (ii) inflation; (iii) interest rates; (iv) fiscal and monetary policies; (v) changes in tax regimes; (vi) liquidity in domestic capital and credit markets; (vii) economic, political and social instability; (viii) reductions in salaries or income levels; (ix) rising unemployment rates; (x) tax policies (including those currently under consideration by the Brazilian Congress); (xi) exchange controls and restrictions on remittances abroad; and (xii) other political, diplomatic, social or economic developments in or affecting Brazil.

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

In recent years, there have been several changes to Brazilian tax laws and their interpretation, which has created uncertainty for our business in how it calculates and complies with the relevant tax burdens. Further changes in tax regulations, such as a possible tax reform previously announced by the Brazilian Federal Government, could impact our financial assets and liabilities as well as our pricing, which could have a material adverse effect on our business, financial condition and results of operations.

In 2023, the Brazilian Federal Government experienced a primary deficit of approximately R$230 billion, equivalent to 2.1% of the GDP. This indicates that the Brazilian Federal Government expenses surpassed the total revenues. Additionally, the budget for the year 2024 has set a target of a zero primary deficit, signaling an effort to increase tax revenue in order to fulfill the plan. In the topics below, there is a list with recent tax changes that could potentially have adverse impacts on the taxes applicable to our business and our prices.

In order to limit the ability for state governments to undertake aggressive taxation, the Brazilian Federal Constitution prescribes that the ICMS can be variable, according to the essentiality of the goods and services. As such, the most essential goods and services should generally have lower rates than luxurious goods and services.

Accordingly, in December 2021, the Brazilian Supreme Court also ruled that telecommunications services must be taxed at the general ICMS rate provided for in each state’s law. In the leading case, taxpayers required recognition of the unconstitutionality of the rate of 25% levied on the supply of communication services in the State of Santa Catarina where the general rate is 17%. The Brazilian Supreme Court decided that communication services should be taxed at the general rate and softened the effects of this decision on the state by providing that it becomes effective only in 2024.

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

As a result, in 2022, many states have elected to raise the ICMS general rate effective from 2023 as a way to offset their otherwise reduced tax collection. In some states, the general rate of the ICMS has been raised to 22%. The impact of this reduction on our business cannot currently be accurately measured due to a number of variables, such as customer base, future market and, price. In 2023, between October and December, fourteen States approved laws changing the ICMS rate applicable for telecommunication services effective from 2024. Eight States raised rates by around 2%. Other six States, according with the Brazilian Supreme Court’s decision stating that telecommunications services must be taxed at the general ICMS rate, passed laws reducing the ICMS.

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

In relation to other taxes, there were some relevant changes regarding the Federal Excise Tax (IPI). In February 2022, the Government issued a decree reducing the tax by 25% on average for several products sold in Brazil. In April, a new decree was enacted, increasing the IPI reduction to 35%, except for products produced in the Manaus Duty-Free Zone (“ZFM”). In 2023, these measures were kept.

The other relevant change in 2022 refers to PIS and Cofins. In December of 2022, the Brazilian Federal Revenue Office published the Normative Instruction No. 2,121/2022 (“IN No. 2,121/2022”), regulating the PIS and COFINS social contributions. In essence, IN No. 2,121/2022 – which replaced IN No. 1,911/19 – consolidated the new guidelines on ascertainment, inspection, collection and administration of the contributions for: (i) PIS/Pasep; (ii) Contribution for the Financing of Social Security (COFINS); (iii) PIS/PASEP-Import; and (iv) COFINS-Import.

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

From a federal tax perspective, at the end of 2022, there were new relevant tax legislation enacted, including Provisional Measure No. 1,152 (“MP No. 1,152/2022”), which changed the legislation on IRPJ and CSLL, providing for new transfer pricing rules. MP No. 1,152/2022 aims to align the Brazil’s rules with international standards and results from a process aimed at adapting Brazilian standards to those recommended by the Organization for Economic Cooperation and Development (OECD). To this end, there was an amendment to the arm’s length principle and changes to transfer pricing rules which used to be exclusive to Brazil. This Provisional Measure was converted into Law No. 14,596, dated as of June 14, 2023. This new law expressly incorporated the arm’s length principle into the Brazilian legal system. In addition, the new regulation reformulates the current system, abandoning the fixed-margin Benchmark calculation in favor of comparability tests, which better approximate to the “arm’s length” principle incorporated into the Brazilian legal system with the new law mentioned above. This principle establishes that the Benchmark calculation should consider the relationships between independent parties in comparable transactions. This new regime must be complied mandatorily starting on 2024, or voluntarily starting on 2023, for taxpayers who wish to anticipate the effects of the new law. The regulation of the law will be issued by the Special Secretariat of the Federal Revenue of Brazil in the form of a Normative Instruction that will be updated periodically to reflect the needs for additional practical guidance and clarification considerations. As of now, we have the first normative instruction published on September 29, 2023, the Normative Instruction No. 2,161/23.

Brazilian Tax Reform on Consumption was enacted on December 20, 2023, by the Brazilian Congress through Constitutional Amendment No. 132/2023.

This reform provides significant changes in the current tax system, changing the indirect taxation into two new taxes: (i) a new dual tax called “IBS” (that substitutes “ICMS” and “ISS”) and (ii) “CBS” (that replaces “PIS” and “COFINS”). It was also created a new tax called IS that partially replaces the current “IPI”, which will be levied on the extraction, production, sale or import of goods and services considered harmful to human health and the environment.

There will be a transition period, effectively starting in 2026, in which the tax rates for IBS and CBS will be reduced for a period, increasing trough years, and a new methodology to offset credits and other matters related to the “old” taxes will take place, as detailed below. With all these changes, PIS/COFINS are expected to be totally discontinued by 2027, and ICMS and ISS are expected to be fully replaced by 2033, pursuant to the following schedule:

•	2026: rates of 0.9% of CBS and 0.1% of IBS can be offset against PIS/COFINS;
•	2027: implementation of CBS, discontinue of PIS/COFINS and IPI rates reduced to zero (except ZFM, which will remain with positive rates);
•	2029 to 2032: proportional levy/increase of the IBS rate and proportional extinction of ICMS and ISS; and
•	2033: end of the transition period, when the new system comes into full effect.

These new taxes will be regulated by Complementary Laws and the tax rates will be defined by the Senate before the transition period.

The other relevant change from a federal tax law perspective was that the Executive Branch completely modified the current system of exemption from subsidies for investment in the country with the revocation of article 30, of Law No. 12,973/14, as well as the provisions of Law No. 10,637/02 and Law No. 10,833/03, on August 30, 2023, through Provisional Measure No. 1,185.

As a result, such subsidy revenues are normally taxed by the Corporate Income Tax (IRPJ), the Social Contribution on Net Profit (CSLL), the Contribution for Social Security Financing (COFINS) and contributions to the Social Security Program. Social Integration (PIS). On the other hand, the new legal system allows the appropriation of tax credits to be used to offset the taxpayer’s own debts to the Brazilian Federal Revenue Service (RFB) or reimbursed in cash. The application of this mechanism depends on prior authorization from the Federal Revenue, which will be granted after investments have been made in the enterprise that is intended to qualify to receive the tax incentive.

The project to convert the above-mentioned Provisional Measure into law was approved by the Brazilian Congress on December 15, 2023, Law No. 14,789 which inaugurates a new tax treatment system for subsidies at the federal level.

It is important to highlight that the bill that was approved innovated in relation to the bill originally proposed by changing the legal treatment rendered to taxation of interest on equity (“IoE”). The bill made the institute more restrictive by providing, for example, that positive variations in net equity resulting from corporate acts between dependent parties, which do not involve the effective inflow of assets to the legal entity, will not be considered, as disclosed in detail in “Item 10. Additional Information––E. Taxation––Brazilian Tax Considerations-Distributions of Interest on Capital”. These changes may represent a potential reduction in deductibility limit, for the CIT base.

On December 28, 2023, the Provisional Measure No. 1,202 was issued and among other provisions, aims to establish a new legal framework limiting the offsetting of credits resulting from a final court decision with a value equal to or exceeding R$10 million. This measure, set to take effect in 2024, aims to boost tax collection by restricting the use of credits from final court decisions for offsetting taxes. The specific duration for which the credit can be offset will be determined in accordance with the regulations. Furthermore, the text may change when submitted to Congress.

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy and capital market, our business and operations and the market prices of our common shares or the ADSs.

In the recent past, Brazil has experienced high rates of inflation and the government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. The COVID-19 pandemic increased market volatility enhanced existing risks and, despite the resulting contraction of economic activity, the Brazilian economy continued to suffer from high rates of inflation during 2022. Inflation decreased during 2023, presenting lower levels from June 2023, ending the year within the margin of the target proposed CMN according to the inflation target model, reaching 4.62%, while the target was 3.25% with a margin of 1.5% upwards and downwards.

The initial measures taken by the new government is in the direction of controlling expenses and increasing revenues. However, any uncertainty regarding future government fiscal measures which may be taken to reduce inflation, could affect the confidence of investors, and the market in general, and, consequently, affect our operating and financial results, and increase volatility in the Brazilian capital markets.

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

We acquire equipment and handsets from global suppliers, the prices of which are denominated in U.S. dollars. Depreciation of the real against the U.S. dollar may result in a relative increase in the price of our equipment and handsets. Thus, we are exposed to foreign exchange risk arising from our need to make substantial dollar-denominated expenditures, particularly for imported components, equipment, and handsets, that we have limited capacity to hedge. See “Item 5. Operating and Financial Review and Prospects.”

As of December 31, 2023, 30% of our current indebtedness is denominated in foreign currency (U.S.$), 65% linked to inflation (IPCA) and all subject to cross currency swaps that are tied to Brazilian floating interest rates. Only 5% of the indebtedness is tied to TJLP (Taxa de Juros de Longo Prazo), a rate that is calculated using inflation targets and estimates. Any increase in the interbank deposit certificate (certificado de depósito interbancário) (“CDI”), rate may have an adverse impact on our financial expenses and our results of operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

The effects of the weak domestic economy could reduce purchases of our products and services and adversely affect our results of operations, cash flows and financial condition.

Although there were expectations for a strong global economy recovery, upon the lifting of the COVID-19 related restrictions due in part to the success of vaccination campaigns worldwide and the evolution of the pandemic response, the expectations for a full domestic economic recovery in Brazil remain low when compared to certain other countries, especially considering potential economic and political problems. The recent economic instability in Brazil and the deterioration of the political environment have all contributed to a decline in market confidence in the Brazilian economy. But the end of the health crisis and the advance of some important reforms that lead some rating agencies to take a few actions regarding the Brazilian sovereign credit rating may improve the economic environmental and lead to an increase in the consumption. During 2023, especially in the second semester of the year, with the inflation under relative control, the interest rate in Brazil started to be reduced by the Brazil’s Central Bank and the consequences can be seen in several macroeconomic indicators, such as the economic activity and unemployment.

The economy’s performance directly impacts our results of operations as a result of certain of our assets and liabilities being subject to inflation adjustment, and if inflation rises, disposable income of families may decrease in real terms, leading to lack of purchasing power among our customer bases. In response to such tighter credit, negative financial news or declines in income or asset values, consumers and businesses may postpone spending, which could have a material adverse effect on the demand for our products and services. A loss of customers or a reduction in purchases by our current customers could have a material adverse effect on our financial condition, results of operations and cash flow and may negatively affect our ability to meet our growth targets.

We may be impacted by volatility in the global financial markets.

We are susceptible to swings in global economic conditions, typified most recently by difficult credit and liquidity conditions and disruptions leading to greater volatility, which is enhanced by continued tensions between the United States and other commercial partners, such as China. The global economy has largely recovered from the crisis of 2007; however markets remain subject to ongoing volatility factors including interest rate divergence, geopolitical events such as the consequences of Brexit and global growth expectations, and there is no assurance that similar conditions will not arise again. In the long term, as a consequence, global investor confidence may remain relatively low, and credit may remain relatively lacking. Hence, additional volatility in the global financial markets may occur.

The COVID-19 pandemic, and the short-, medium- and long-term consequences of the financial, monetary and other policies implemented in response to the COVID-19 pandemic, has been a source of uncertainty for global economic activity. During the peak of the pandemic, governments and central banks around the world undertook unprecedented measures to try to contain the spread of the disease whilst seeking to protect local economies and consumer confidence. Although the contagion rate for the virus has subsided, the effects of financial and monetary policy put into effect during the pandemic are likely to have a continuing effect on the global economy, including in Brazil. In 2023, markets and the global economy have continued to also be further adversely affected by the ongoing war between Russia and Ukraine, including the related sanctions imposed on Russia by the United States and its allies, and the armed conflict involving Israel and Hamas. The materialization of these risks has affected global growth and may decrease investors’ interest in assets located in Brazil, which may adversely affect the market price of our securities, possibly making it more difficult for us to access capital markets and, as a result, to finance our operations in the future.

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

On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported, with Russia subsequently recognizing the independence of the self-proclaimed republics of Donetsk and Luhansk in the Donbas region of Ukraine. Since then, global markets have been experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between these countries. Although the length and impact of the ongoing military conflict are highly unpredictable, the conflict in Ukraine has led and could further lead to market disruptions. Additionally, governments such as the United States and many other countries have imposed economic sanctions on certain industry sectors, corporate and banking entities, parties and individuals, including politicians, in Russia, Belarus and the regions of Donetsk and Luhansk, as well as enhanced export controls on certain products and industries. These sanctions, or even the threat of further sanctions, could result in Russia taking countermeasures or retaliatory actions which may lead to further market disruption, which could negatively impact our businesses and operations.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, and between Israel and the Hamas and Hezbollah extremist groups. On October 7, 2023, Hamas militants and members of other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of terror attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel with continued rocket and terror attacks from Hamas. Any hostilities, terrorist activities, political instability or violence in the region could adversely affect our operations and results of operations and adversely affect our businesses and operations.

More recently, on late November, the tensions between Venezuela and Guyana regarding a territory called Essequibo started to draw attention. The region, rich in minerals and precious stones, has been under the control of Guyana since the country became independent in 1966. Before that, it was dominated by the United Kingdom, since the mid-19th century. The region is known in Venezuela as Guyana Essequiba, or simply, Essequibo, and currently appears on the country’s official maps as “Zona en Reclamación”, that is, a territory that is being claimed. Under Guyanese administration, Essequibo includes areas of six provinces, two of which are entirely located there and three have most of their surfaces located in the region claimed by Venezuela. Furthermore, Essequibo includes an important portion of the Guyanese coast, where enormous oil reserves were discovered a few years ago and which Guyana is already exploring, in partnership with major oil around the world. In case of any military escalation between Venezuela and Guyana the entire region could be impacted.

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

Telecom Italia, through its ownership of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”), our controlling shareholder, has the ability to determine actions that require shareholder approval, including the election of a majority of our directors and, subject to Brazilian law, the payment of dividends and other distributions. Telecom Italia’s single largest shareholder is Vivendi, which is able to exercise significant influence over Telecom Italia. Telecom Italia may pursue acquisitions, asset sales, joint ventures or financing arrangements or may pursue other objectives that conflict with the interests of other shareholders and which could adversely affect our business, financial condition, and results of operations.

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

We pay any cash dividends, interest on shareholders’ equity and any other cash distributions related to our common shares in Reais. Accordingly, exchange rate fluctuations affect the U.S. dollar amounts received by the holders of ADSs on conversion by the depositary of dividends and other distributions in Brazilian currency on our common shares represented by ADSs. In addition, exchange rate fluctuations may also affect our dollar equivalent results of operations. See “Item 5. Operating and Financial Review and Prospects.”

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

According to Article 26 of Law No. 10,833 of December 29, 2003, capital gains realized on the disposition of assets located in Brazil by non-Brazilian residents, whether or not to other non-residents and whether made outside or within Brazil, are subject to taxation in Brazil. Since January 1, 2017, the rate of the income tax on capital gains accrued by non-Brazilian resident individuals may vary between 15% and 22.5% depending on the capital gain amount. Ultimately, a 25% rate may apply if the capital gain is realized by investors located at Low or Nil Tax Jurisdictions (i.e., a country that does not impose any income tax or that imposes tax at a maximum rate of less than 17%). Although we believe that the ADSs will not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833/2003, considering its general and unclear scope and the absence of any judicial guidance in respect thereof, we are unable to predict whether such interpretation will ultimately prevail in the Brazilian courts. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations.”

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

A.       History and Development of the Company

Basic Information

TIM S.A., formerly known as Intelig Telecomunicações Ltda., a publicly-held company (sociedade anônima) organized under the laws of the Federative Republic of Brazil, incorporated in the Federative Republic of Brazil for an indefinite period on March 9, 1998.

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

Historical Background

Privatization and summary

In July 1998, as part of the privatization of Telebrás, the Brazilian state-owned telecommunications monopoly, the Brazilian Federal Government sold substantially all of its shares issued by the 12 holding companies into which Telebrás had initially been broken up, including its shares of Tele Sudeste Celular Participações S.A. (“TSU”), and Tele Nordeste Celular Participações S.A. (“TND”). Following a series of acquisitions, corporate reorganizations and corporate name changes, TSU and TND merged to form TIM Participações in 2004.

We continued to expand and restructure our operations through a series of corporate reorganizations, mergers, acquisitions and name changes as described below, and a majority of our share capital is currently held, directly and indirectly, by Telecom Italia (which began operating in Brazil in 1998 as Telecom Italia Mobile) through its wholly owned subsidiary, TIM Brasil, formed in 2002 as the holding company of Telecom Italia’s operating companies in Brazil. In turn, the largests shareholder of Telecom Italia are Vivendi and Cassa Depositi e Prestiti, which are able to exercise significant influence over Telecom Italia. In 2019, Telecom Italia delisted all of its U.S. listed securities and deregistered from the SEC, having filed Form 15F on July 9, 2019. On February 17, 2023, TIM Brasil obtained registration by the CVM as a publicly-held company in category B. See “—C. Organizational Structure” for a description of our current corporate structure.

Acquisition of Intelig

In 2009, we acquired 100% of Intelig’s share capital from Holdco Participações Ltda. As a result, Intelig became our wholly owned subsidiary. The acquisition of Intelig (prior to being renamed TIM S.A. in September 2017, as a result of the Reorganization) brought material advantages through significant synergies with its network, such as its metropolitan fiber optic network and its large backbone that allowed us to accelerate the development of our 3G network and generate significant operational cost savings.

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

TIM’s Corporate Reorganization

On July 25, 2017, the Board of Directors of TIM Participações approved a corporate reorganization of its then subsidiaries, TIM Celular and the Company (formerly known as Intelig). On September 6, 2017, as the first phase of such corporate reorganization, Intelig altered its articles of association to change the company from a limited liability company to an unlisted limited liability corporation, and to change its corporate name to TIM S.A.

As discussed in more detail below (see “—C. Organizational Structure”), in October 2018, the second phase of this corporate reorganization resulted in the merger of TIM Celular into the Company. This merger was part of the Reorganization and achieved its objective of capturing operating and financial synergies, through the implementation of a more efficient operating structure, as well as accounting and internal control systems.

Merger and succession of NYSE and B3 listing

On July 29, 2020, the shareholders of TIM Participações (our former parent holding company) and our shareholders approved, by a majority of votes, the merger of TIM Participações into the Company, pursuant to the terms of the Protocolo e Justificação de Incorporação. On July 29, 2020, the boards of directors of each of the companies approved the execution of a Merger Agreement (protocolo de incorporação). The merger of TIM Participações into the Company, previously a wholly owned subsidiary of TIM Participações, became effective on September 28, 2020 (the “Merger”). Consequently, TIM Participações, our former parent holding company, was merged into the Company as a result of the Merger. The common shares of TIM Participações had been listed on the Novo Mercado segment of the B3 S.A. – Brasil, Bolsa, Balcão (the “B3”) (the São Paulo stock exchange) since 2011. On September 28, 2020, because of the Merger, TIM Participações ceased to exist as a separate entity, and TIM continued as the surviving corporation in the Merger, succeeding to all rights and obligations of TIM Participações pursuant to Brazilian corporate law and TIM became the successor registrant under Rule 12g-3(a) under the Exchange Act. On September 28, 2020, the B3 approved the listing of the merged company and the admission to trading of its shares on the Novo Mercado. In order to be listed on the Novo Mercado, we are required to comply with heightened corporate governance and disclosure requirements, and we are not permitted to issue preferred shares, participation bonuses or any type of shares that have restricted voting rights. On September 28, 2020, TIM filed a form 6-K pursuant to Rule 12g-3(a) promulgated under the Exchange Act to report this succession in accordance with Rule 12g-3(f) promulgated under the Exchange Act. Pursuant to Rule 12g-3(a) under the Exchange Act, TIM’s common shares and TIM ADSs, as common shares and ADSs of the successor issuer, were deemed registered under Section 12(b) of the Exchange Act. TIM Participações’s common shares and ADSs continued to be traded until October 13, 2020, when our common shares and ADSs started to trade on the B3 and the NYSE, respectively. See “Item 9. The Offer and Listing—A. Offer and Listing Details.”

Joint acquisition of Oi Group’s mobile business

On March 10, 2020, we disclosed to the market that we, jointly with Telefônica Brasil S.A. (“Vivo”), expressed to Oi Group’s financial advisor, Bank of America Merrill Lynch (“BofA”), our interest in a potential joint acquisition of all or a part of Oi Group’s UPI mobile business. On July 18, 2020, we, together with Vivo and Claro S.A. (“Claro”), submitted a binding offer to Oi Group for the acquisition of all of the mobile assets of the Oi Group, or the UPI Mobile Business. The offer was revised on July 27, 2020, and September 7, 2020 and the latter offer was accepted by Oi Group on December 14, 2020. On December 14, 2020, we, along with Claro and Vivo, were declared the winners of the competitive process of the sale of assets of the mobile telephony operation (Personal Mobile Service) of the Oi Group. In February 2022, the transaction received regulatory approval from CADE and ANATEL. Closing of the transaction occurred on April 20, 2022.

As a result of closing the transaction, we became the owner of 100% of the share capital of SPE Cozani, a company that holds part of the assets, rights and obligations business unit of Oi Móvel S.A. – Under Judicial Reorganization (“Oi Móvel”). The price for 100% of the shares of SPE Cozani, after all the adjustments provided for in the Share Purchase Agreement (“SPA”), was R$6.98 billion. Pursuant to the SPA, of the Adjusted Closing Price: (i) R$634.33 million was withheld by us, mostly for the purposes of covering any additional price adjustments that may need to be made and which may be identified in the 120 days following the closing; (ii) R$2.06 billion was transferred directly to BNDES–- National Bank for Economic and Social Development, per a contractual provision; and (iii) the balance of R$4.29 billion was paid directly to the Seller.

With the acquisition completed, our business has taken a significant step forward at a national level, allowing us to compete even more effectively with our main competitors with regard to infrastructure and broad geographic representation of our customer base.

Following the closing of the acquisition, on October 3, 2022, we, Claro and Vivo commenced an arbitration procedure before the Market’s Chamber of Arbitration (“CAM/B3”) against Oi Group in order to dispute the post-closing price adjustment of the transaction. On October, 3, 2023, the dispute was resolved due to TIM, Vivo and Claro entering into an agreement with Oi Group.

On October 4, 2023, the Company announced that CAM/B3 approved an agreement in relation to the post-closing adjustment entered into between the Company, Telefônica Brasil S.A., Claro S.A. and Oi S.A. – In Judicial Recovery, resolving the controversy and the arbitration procedure related to the post-closing price adjustment. The final price for the UPI Mobile Assets portion attributed to the Company, considering the post-closing adjustment negotiated in the agreement, was R$6.68 billion, which has been paid in full.

As a result of the resolution, all pending issues and disputes between the Company and Oi in relation to the acquisition of UPI Mobile Assets were ended.

Partnership with C6 Bank in Brazil

Since 2020, TIM has been developing an innovative customer platform strategy to monetize our customer base through strategic partnerships. On March 26, 2020, we entered into a commercial agreement with Banco C6 S.A. (“C6 Bank”), pursuant to which we have been granted, on February 1, 2021, the right to subscribe for an indirect equity interest of approximately 1.44% of C6 Bank through the exercise of subscription bonuses, subject to certain agreed upon thresholds. In 2022, we then subscribed for such indirect equity interest of 1.44% of C6 Bank.

By the end of 2023, we also held vested rights to subscribe for an additional indirect equity interest of 4.44% of C6 Bank. Considering the indirect equity interest, we had subscribed for in 2022 and such additional vested rights, we may acquire an indirect equity interest of approximately 5.88% of C6 Bank.

As of December 31, 2023, there were four pending disputes involving classified information between TIM and C6 Bank before the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce. Pursuant to an interim measure issued by the Arbitral Tribunal, the partnership with C6 Bank remains valid and in force. As a potential result of these disputes, the strategic partnership may be terminated.

TIM and Vivo new sharing agreement

Since 2020, following the competent authorities’ (CADE and ANATEL) approval, the sharing agreement established between TIM and Vivo aims to increase the network cost efficiency and synergies that can help us continue to provide innovative and standardized offerings and services, as well as synergies and efficiencies in the allocation of investments and operating costs, through the following initiatives:

•	Single Grid: sharing of 3G / 4G networks in cities with less than 30 thousand inhabitants, using the MOCN (Multiple-Operator Core Network) architecture, to maintain the infrastructure of only one of the operators in these cities, allowing completely redundant sites to be turned off. As of May 2021, each party increased its 3G and 4G coverage in more than 300 cities with a total of 422 shared sites on each side. From 2021 to 2023, we added further cities within the single network agreement providing 3G and 4G presence. In more than 200 cities, one of the operators disconnected the 3G and 4G networks (resulting in 11% of the agreement perimeter having been deployed), generating energy efficiencies of around R$1.0 million in 2023. We expect that this perimeter may deliver additional savings of around R$15 million in 2024 regarding costs related to housing, rental, base fee, etc., after tower dissolution; and

•	2G Switch-off: nationwide sharing of the 2G network using GWCN technology, enabling both operators to switch off part (approximately 50%) of their network with the same technology, consequently saving on energy and maintenance costs. After a minimum sharing period, operators will be able to completely shut down their remaining 2G networks. During 2021, the GWCN was implemented, while quality KPIs were monitored. By the end of 2023, as a result of the sharing agreement, TIM had switched off its 2G network in 624 cities, including in important cities such as Belo Horizonte, Salvador and Manaus. In turn, TIM in the same period, during the second semester of 2023, shared the 2G network in 551 cities, including cities such as Rio de Janeiro, Belém and Florianópolis (around 40% of the agreement perimeter had been deployed at the end of 2023), generating energy efficiencies of around R$6.0 million by 2023.
•	These agreements remain in force and include detailed implementation provisions for the 60% remaining perimeter regarding the 2G agreement, and around 28% of the Single Grid Agreement perimeter that are scheduled for completion in 2024.

TIM and Stellantis connected cars partnership

Since 2020, we and Stellantis, established a partnership to offer connectivity solutions embedded in vehicles of the Fiat, Jeep and RAM brands in Brazil. As part of the global strategy of developing ecosystems for connected services and to enhance the digital experience of customers, Stellantis launches in the country since the first half of 2021 rely on eSIM, with the LTE coverage quality and our IoT network. As a result, all the Stellantis vehicle since then have access to native Wi-Fi onboard eSIM and the cars’ active and real-time communication with the user, the Stellantis and the dealer network. In addition to such features, this technology focusses on safety, allowing remote identification of possible vehicle failures with the possibility of more agile and accurate diagnoses.

In 2021, a Proof of Concept (“PoC”) was launched in the Stellantis factory in Goiana/PE using 5G connectivity to investigate the benefits of this technology and enabling the use of new applications on a large scale, from the use case of artificial intelligence to the automated processing of images. The PoC evolved in 2022 to a new phase which will enable an Edge 5G SA Private Core and an Edge Cloud environment, achieving greater computing capacity, greater scalability, and allowing the application to perform in an environment with higher throughput and low latency.

Recently during 2023, TIM has joined the Conecta 2030 Project, a collaborative effort, with partners as Stellantis and IPFacens (Research Institute of the Facens University Center), in connection with which it has received a R$3 million grant from the Brazilian government, dedicated to enhancing pedestrian, and cyclist safety through cutting-edge technology and 5G connectivity. For TIM the main goal is developing new products and services that could generate new revenues.

In June 2023, Stellantis announced an expanded partnership with TIM for the Rampage pickup, the first RAM project conceived and developed in Brazil. Already integrated into more than 200 thousand Jeep and Fiat vehicles, TIM’s presence extends to American manufacturer models, providing 4G internet for the RAM Connect platform. This technology grants consumers access to a diverse range of in-vehicle services and entertainment.

I-Systems (formerly FiberCo) Formation and Sale of Equity Interest

On December 10, 2020, our Board of Directors approved the formation of FiberCo, in preparation for a possible future segregation of assets and provision of fiber infrastructure services. This process was one of the intermediate steps in the transformation of our broadband services, and it aimed to create an open fiber infrastructure vehicle to allow us to attract a strategic partner as a shareholder of FiberCo. We expected FiberCo to operate in the wholesale market and to provide fiber connectivity services for last-mile and a transport network, for all market operators, having us as an anchor customer. We expected FiberCo to allow us to achieve our expected growth in the Brazilian fiber market in the coming years, taking advantage of the open network and using a focused operating model. This transaction aimed to accelerate the growth of our residential broadband business and unlock additional value from our existing infrastructure. Accordingly, on March 3, 2021, we entered into an exclusivity agreement with IHS Brasil Participações Ltda. (“IHS”), a large and diversified provider of telecommunications infrastructure, to negotiate the terms and conditions for the acquisition of an equity interest in FiberCo by IHS. The operation was approved by CADE on June 16 2021, and by ANATEL on November 11, 2021.

On November 16, 2021, after regulatory authorizations from ANATEL and CADE, IHS Fiber Brasil – Cessão de Infraestruturas Ltda. (“IHS Fiber”), acquired from us a controlling equity interest in FiberCo. In the aftermath, IHS Fiber changed the name of FiberCo to I-Systems. HIS Fiber currently holds 51% of I-Systems’s share capital, with the remaining 49% held by us.

In November 2021, TIM and I-Systems entered into a contract for the provision of technical and administrative services (TAS) by us to I-Systems for 18 months. As the original deadline was not enough for I-Systems to complete the necessary integration of activities, in 2023, TIM and I-Systems signed an addendum to extend the agreement term until the end of 2023. With the extension of the services agreement for another seven months, the amount involved in the TAS was R$78.7 million. In March of 2023, I-Systems reported more than 7 million homes passed (HPs) with fiber and copper in 42 cities, with TIM itself as a large customer. As of the date of this annual report, the full integration of activities has been successfully completed.

Partnership between TIM and Cogna

On July 7, 2021, we informed our shareholders, the market in general and other stakeholders that, together with Anhanguera Educacional Participações S.A. (“AESAPAR”), a subsidiary of Cogna Educação S.A. (“Cogna”), jointly referred to as “Partners,” we completed the negotiations regarding a strategic partnership (“Partnership”) to develop offers combined with special benefits aimed at providing distance education through the Ampli platform, which reached over 280,000 users enrolled in undergraduate courses and open courses in 2022. The Partnership was approved by CADE, without restrictions, on September 10, 2021. On February 15, 2023, the Partners agreed amicably to terminate the Partnership.

Partnership between TIM and Descomplica

In 2023, we engaged in negotiations to establish a new partnership with Descomplica, a relevant educational group in Brazil, aiming to offer greater value and exclusive benefits to our customer base and expand access to digital education services. In 2023 TIM and Descomplica launched a commercial partnership offering an education platform aiming to develop and offer products with exclusive benefits to TIM’s customer base, such as free courses, undergraduate, postgraduate, and its well-known preparation courses for the ENEM Exam (Brazilian exam for access to undergraduate courses), for which Descomplica launched an exclusive free model for TIM customers. The portfolio of courses takes into account the subjects that are more sought by customers – i.e., technology, artificial intelligence, and digital marketing – as well as seeks to enhance social impact by increasing employability and access to education. By the end of 2023, almost 400 thousand TIM customers were registered on the platform.

Partnership between TIM and Cartão de Todos (Health)

In August 2023, TIM started the commercial operation of the partnership with Grupo Cartão de TODOS. The operation began in some states of Brazil and expanded throughout 2023, reaching 5 Brazilian states at the end of 2023. Four types of packages were offered to TIM customers in a family and individual format, offering telemedicine services, discounts on medical appointments with specialists, discounts on exams and medications.

Also in 2023, more than 120,000 TIM customers installed the Tutti Saúde app and, in the last quarter of 2023, the sale of the Cartão de Todos product began on the app, which now has a broader portfolio of products and services, such as three different subscription levels; telemedicine service; appointment scheduling; suggestion of nearest clinics and pharmacies on map; and inclusion of dependents in the family subscription.

Partnership between TIM and Zé Delivery

TIM has established an innovative partnership with Ambev (Brazil’s largest beverage company and part of the AB Inbev Group) to provide our pre-paid customers with discounts and exclusive benefits. Zé Delivery is Ambev’s direct-to-customer digital platform, being a critical component of Ambev’s digitalization and innovation strategy.

TIM’s pre-paid customers now have a R$15 discount on Zé Delivery purchases on every top-up (Payment by demand made for the pre-paid customer to use the service). By providing a smooth and frictionless customer journey, TIM customer has access to the second largest delivery service in Brazil with special prices.

Partnership between TIM and FS Group

In line with our customer platform strategy, following a number of other strategic partnerships, in May 2022, we entered into a new strategic partnership with FS Security to establish a new company, EXA Serviços de Tecnologia, dedicated to digital security solutions and entertainment for end consumers while also making it available as a white-label model for other operators. This partnership was approved by CADE, without restrictions, on July 29, 2022.

The partnership allows TIM to launch digital products on e-books (digital e-books, audiobooks and minibooks) and education services to our customers directly in their plans through the Aya Ensinah application. These products and services provide access to digital summaries of materials related to a wide variety of secondary and fundamental education subjects, in addition to security services such as cloud storage, VPN, antivirus, and secure wi-fi, among others.

Additionally, in October 2023, we launched an operational pilot for the app Proteção PIX, focused on assisting and protecting the end customer from theft and illicit financial transactions on their bank accounts. It is a standalone service that can be purchased by any customer and is also available for TIM customers exclusively for control and postpaid plans.

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

The main commitments associated with each band are as follows:

•	2.3 GHz: 4G coverage in ~1,000 localities (in the South and Southeast Regions of Brazil, not including the state of São Paulo);
•	3.5 GHz: 5G coverage in all municipalities with a population equal to or greater than 30,000 inhabitants until 2029, plus fiber backhaul obligations in 138 municipalities plus additional contributions to a new entity (EAF) to carry out the following projects: clean-up 3.5 GHz, deployment of fiber in Amazonia and building a private network for exclusive Brazilian Federal Government use; and
•	26 GHz: contributions to a new entity (EACE) to carry out connectivity schools projects.

2023 Important Events

4G and 5G Expansion

In early 2023, we became the first and only telecommunications operator covering 100% of the municipalities in Brazil with our 4G network, in addition to 5G coverage in all state capitals. As of the date of this annual report, our network covers 100% of 5570 Brazilian cities, making us what we believe to be the first and only private service company to be present in all cities in Brazil. In Brazil, 4G connectivity continues to exist throughout the country. At the end of 2023, TIM provided 4G coverage in 100% of Brazilian municipalities, reaching all 5.570 cities of Brazil.

During 2023, we have expanded 5G coverage, reaching 209 cities in Brazil, allowing traffic growth through a new, faster and more efficient access network. For certain important cities (Brasília, Curitiba, Fortaleza, Recife, Rio de Janeiro, Salvador and São Paulo), 5G service has been granted in 100% of neighborhoods. Besides access layer, we have increased optical backhaul (FTTS – Fiber To The Site) through new implantations or strategic partnership with neutral operators (such as V-Tal), adding more than 2.000 sites connected to the fiber.

In March 2022, TIM achieved a significant milestone in the Brazilian telecommunications sector by completing the core of its 5G Standalone (SA) network. Following this achievement, TIM had expanded during 2022 its 5G SA coverage to include all 26 capitals and the Federal District (Brasília), aligning with ANATEL 5G Auction schedule. By the end of 2023, TIM had successfully deployed its 5G SA network core in more than 200 cities. Currently, we are providing 5G SA network coverage to over 230 cities nationwide. Notably, in nine cities — Brasília, Rio de Janeiro, Recife, São Paulo, Curitiba, Salvador, Fortaleza, Belo Horizonte, and Goiânia — we have achieved 100% neighborhood coverage with 5G SA.

Chief Financial Officer (CFO) Resignation

On January 17, 2023, Mrs. Camille Loyo Faria resigned from the position of Chief Financial Officer (“CFO”) and Investor Relations Officer (“IRO”) of the Company, remaining in office until January 31, 2023. As a result, from February 1, 2023, Mr. Alberto Mario Griselli, our CEO, assumed on an interim basis, the positions of CFO and IRO of the Company.

New Chief Financial Officer (CFO) Appointment

On February 14, 2023, Ms. Andrea Palma Viegas Marques was appointed to assume the position of Chief Financial Officer (CFO) of the Company. The Company’s Board of Directors elected Ms. Viegas in a meeting held on February 27, 2023. Ms. Viegas has a degree in Business Administration from Cândido Mendes University, and a Master in Business Administration from Ibmec and up to February 27, 2023, has held the position of Executive Director of Planning and Control at the Company. Ms. Viegas has more than 20 years of experience in the telecommunications sector, being 17 years at the TIM Group, performing different functions in the financial, marketing and technology areas. Throughout her career she has also worked in the Oil & Gas industry, Audit and Human Resources sectors.

Registration of our controlling shareholder as a Category B public company in Brazil

On February 17, 2023, TIM Brasil, our controlling shareholder, was registered in Brazil as a publicly-held company in category B.

TIM Leverages Investment in Adtech made by the Upload Ventures Growth Fund

In February 2023, TIM informed the market about the implementation of a partnership with Upload Ventures Growth, LP (“Upload”) – an independent venture capital manager – for the creation of an investment fund (“5G Fund”) with a focus on solutions based on 5G technology. In January 2024, TIM announced that Topsort, an Adtech based in California (USA), received the first contribution from this fund, anchored by TIM. Topsort provides infrastructure software to marketplaces, enabling the development of their advertising businesses based on primary data, generating complementary revenue to the core business.

This first contribution, since the announcement in 2023, confirms the 5G Fund’s objective of investing in growth-stage startups, with great potential to transform local markets through technology. The funding round was led by Upload, with participation from Pear VC and Quiet Capital.

The 5G Fund focusses its investments on founders who are developing technologies capable of significantly impacting the Latin American market, and offering products that have global reach. Topsort plays a complementary role to TIM’s B2B strategy, driving revenue growth in new businesses.

First Issuance of Debentures by our controlling shareholder

On July 12, 2023, the shareholders of TIM Brasil, our controlling shareholder, approved the first issuance of simple debentures not convertible into shares of TIM Brasil in the amount of R$4.25 billion, in a single series, with a firm guarantee for the total value of the issue and with a 5-year term. The issuance guarantee consists of (i) fiduciary assignment of all dividends, present and future, paid by TIM to TIM Brasil and (ii) fiduciary assignment of the linked account through which TIM’s dividends will be transferred to TIM Brasil. According to TIM Brasil, the net proceeds from the issuance would be used to pay dividends to its parent companies, as part of the Telecom Italia group refinancing activities. On July 25, 2023, a new shareholders’ meeting of TIM Brasil was held to approve the amendment of certain characteristics and main conditions of its first issuance of simple debentures intended exclusively for professional investors. In in accordance with the new conditions approved, the issuance of additional debentures in the amount of R$750 million was approved, in a single series, for public distribution under the automatic registration regime and best placement efforts, with a maturity of 5 years. Therefore, TIM Brasil’s first issuance of simple debentures not convertible into shares was in the total amount of R$5 billion, under the mixed regime, with (i) R$4.25 billion in firm commitment placement and (ii) R$750 million on a best placement efforts basis.

Agreement regarding the Adjusted Closing Price for the acquisition Oi’s mobile assets

Following the acquisition of certain assets of Oi Móvel, the Company informed the market on October 4, 2023, that the competent Arbitration Court approved an agreement in relation to the post-closing adjustment, entered into by and among the Company, Telefônica Brasil S.A., Claro S.A. and Oi S.A. – In Judicial Recovery, to resolve the controversy and the arbitration procedure related to the post-closing price adjustment in connection with the acquisition of such Oi Móvel assets. The final price for such assets (UPI Mobile Assets) attributed to the Company, considering the agreed-upon post-closing price adjustment, was R$6.68 billion, which has been paid in full.

Merger of Cozani RJ Infraestrutura e Rede de Telecomunicações S.A. (“SPE Cozani”) on April 1, 2023

On March 30, 2023, our shareholders approved our merger with SPE Cozani (a wholly-owned subsidiary of TIM S.A.) pursuant to which SPE Cozani would be merged into us, subject to certain conditions precedent, including authorization by ANATEL and the closing processes that are required under Brazilian corporate law to consummate the merger of two companies. On March 31, 2023, our Board of Directors confirmed satisfaction of all the closing conditions and approved the closing of the merger with SPE Cozani, which became effective on April 1, 2023. —A. History and Development of the Company— Joint acquisition of Oi Group’s mobile business.

V-TAL Partnership

In 2023 TIM established a long-term partnership with V-TAL for delivering high-capacity transmission, bandwidth and Fiber to the Site (FTTS) based in optical fiber, delivering transmissions to approximately 1.000 sites at the end of 2023. This is one of TIM’s strategic initiatives for supporting the 5G growth, which demands a high capacity and low latency backhaul.

CTIO split and New CTO and CIO structure

In December 2023, Mr. Leonardo Capdeville left TIM and assumed the role of head of the technology area of TIM Italy. With his resignation from the position as Chief Technology Information Officer (“CTIO”) of the Company, the CTIO function was divided in two new functions: (i) Chief Technology Officer, under the responsibility of Mr. Marco Di Costanzo, with the aim of ensuring technological evolution, blueprint and architectural roadmap, technological planning, development, construction and activation of networks, platforms and services, as well as the operation, maintenance and management of reference technological infrastructure, with a view to maintaining the quality of network services, the technical consistency of the customer life cycle and the efficiency and effectiveness of competence processes, and (ii) Chief Information Officer, under the responsibility of Mrs. Auana Mattar, with the objective of guaranteeing the evolution of the Company’s information technology plan, ensuring business support systems and ERP systems, the management of application engineering, demand, development, testing and operating systems to support the business, including digital, data intelligence and artificial intelligence solutions.

Capital Expenditures

Capital expenditures totaled R$4,504 million in 2023, a decrease of 4.8% when compared to R$4,730 million in 2022, a reflection of the first benefits arising from the efficiency brought by 5G technology. We believe this reduction is a manifestation of certain benefits arising from the efficiency brought by 5G technology. For a detailed breakdown of our capital expenditures in 2023, 2022 and 2021 and those currently in progress, as well as the total amount each year and method of financing, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Uses of Funds—Material Capital Expenditures” and “—Sources of Funds.”

On January 6, 2024, we released our Strategic Plan for 2024-2026, which illustrated some of the transformation that we have been able to achieve as the result of previous Industrial Plans. These achievements include, notably, network and customer experience improvements. Through specific and disciplined investments in new technologies and processes, we seek to reach a position that allows us to act on new opportunities to sustain revenue growth, increase profitability, develop our infrastructure and expand cash flow generation. We focus on improvement of returns on investment as well as customer experience maximization, but we are also committed to our role in society by promoting environmental, social and governance initiatives that in our view will result in a positive transformation for all stakeholders. During 2023, TIM has covered with 4G all cities in Brazil, thereby assuring 100% of 4G technology nationwide, besides the deployment of 5G coverage in more than 200 cities, including all the Brazilian state capitals. As a result, TIM was recognized by the Open Signal with first 5G Consistent Quality award.

Our IT initiatives, such as: the migration of systems to public clouds, the evolution of big data, the implementation of cognitive systems, the review of systems architecture and the adoption of the Agile Software Development Cycle methodology, have allowed us to have an improved view of the life cycle and consumption patterns of our customers, in addition to providing faster time-to-market, the development of new capabilities, the automation of processes and increased efficiency.

Our IT approach from 2024 onwards focuses on the following strategic pillars: evolving in the cloud journey, seeking more efficiency, using best practices within the FinOps discipline (cloud financial and operational management models), advancing with the monetization of data through the commercialization of APIs in the market, developing IoT actions, and adopting artificial intelligence (AI) on an enterprise scale, identifying business areas where AI can add value, planning gradual integration thereof and seeking to obtain operational efficiencies thereby.

The capital expenditures expected to support the Strategic Plan for 2024-2026 are expected to be focused on initiatives to develop disruptive business models for our infrastructure. With the use of new technologies, such as 5G, Massive-MIMO technology, and with network sharing agreements, we expect it will be possible for us to provide services in locations that were not previously financially viable.

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

For the period between 2024 and 2026, our plan takes into account (i) the estimated effects of the acquisition of the assets of Oi Móvel since the transaction received regulatory approval from the sector regulator (ANATEL) and the competition regulator (CADE) (see material facts of January 31 and February 9, 2022); (ii) the effects of the beginning of the adoption of 5G technology and the obligations and commitments that we agreed to as part of our competitive bids in the 5G frequency auctions, (see material fact disclosed on November 5, 2021) in Brazil; and (iii) the change to a new coverage growth model for our residential broadband service after the segregation of our network assets and merger of I-Systems, (see material fact disclosed on November 16, 2021). Under this new set of assumptions, we also reaffirm our commitment to (i) the sustainable evolution of service revenue; (ii) the improvement of our operating cash generation; (iii) maintain an adequate capital allocation, characterized by the capital expenditure allocated to network and IT infrastructure that improve our operational efficiency and customer experience; and (iv) the continuous expansion of cash flow as a combination of all of the above factors.

On February 14, 2023, we updated our Strategic Plan for 2023-2025, which reflected the full achievement of our short-term goals outlined in the 2022-2024 Strategic Plan, demonstrating the success of the strategy and consistent execution throughout 2022. These results were achieved in a year of great challenges and uncertainties in the external environment, but of great opportunities and sectoral transformations, in which we are the protagonist: the launch of 5G technology and the end of the cycle of consolidation of the mobile market. For this new triennium, we project an improvement in overall business dynamics, driven by the combination of a larger revenue base with a solid margin recovery trend and better capital expenditure efficiency opportunities and a clear path to optimization of lease spending. This dynamic will provide an expansion of cash flow, generating additional space for shareholder remuneration.

On November 7, 2023, TIM updated its Strategic Plan 2023-2025, in order to reflect changes in its financial results and the resolution of disputes with Oi S.A. - In Judicial Recovery regarding the Oi Transaction. The combination of these elements led to an improvement in the assumptions that resulted in the short-term goals outlined in the 2023-2025 Strategic Plan. As a result, our management has updated its estimates for the “Remuneration announced to shareholders” indicator for the next years.

On February 6 and March 7, 2024, the Company updated its Strategic Plan 2024-2026 projections. TIM intends to continue developing and executing its strategy with adjustments considering Brazil’s macroeconomic and business environment. For its main line of business, mobile, we project a continuous and sustainable improvement in the market, driven by (i) a new, more rational market dynamic with customers focused on value and quality, (ii) the essentiality of the service mobile, (iii) the opportunity to increase usage with increased demand for data, and (iv) price accessibility.

This scenario projects sustainable growth in Service Revenue above inflation and an EBITDA expansion with positive development in EBITDA margin. This dynamic, combined with maintaining the level of investments that benefit from the efficiency of new technologies, should promote an improvement in the EBITDA-AL minus CAPEX indicator, which is a relevant driver for the understanding TIM’s Operating Cash Flow. All of this is expected to enable the Company to continue evolving its shareholder remuneration strategy and reinvesting in growth avenues such as B2B and Broadband.

Recent Developments

Shareholder Remuneration

On December 6, 2023, the Board of Directors of TIM approved the distribution of R$655 million as Interest on Equity. The payment took place on January 23, 2024. With this trench, the Company has paid the amount of R$1.6 billion as Interest on Equity in 2024, as of the date of this annual report. Additional complementary dividends were approved by the Company’s Annual General Meeting on March 28, 2024, regarding the 2023 financial year, in the amount of R$1.31 billion. Therefore, considering the amounts paid as interest on equity and complementary dividends, the Company paid the total amount of R$2.91 billion as remuneration to its shareholders, as of the date of this annual report.

New Strategic Plan 2024-2026 and Guidance Metrics

In February 2024, the Company announced new metrics for its guidance regarding the short and the medium term (2024 and 2024-2026 periods, respectively).

For this new three-year period, TIM intends to continue developing and executing its current strategy considering adjustments based on Brazil’s macro-economic and business environment. For its main line of business, mobile, it projects a continuous and sustainable improvement in the market, driven by: (i) a new, more rational, market dynamic with customers focused on value and quality, (ii) essentiality of the mobile service, (iii) opportunity to increase usage with increased demand for data, and (iv) price accessibility.

This scenario projects sustainable growth in Service Revenue above inflation and an expansion of EBITDA with positive margin growth. This dynamic, combined with maintaining the level of investments that benefit from the efficiency of new technologies, should promote an improvement in the EBITDA-AL minus CAPEX indicator (EBITDA-AL: EBITDA After Leases), which is a relevant driver for the understanding of TIM’s operating cash flow. Such expected developments are expected to enable the Company to continue evolving its shareholder remuneration strategy and reinvesting in growth projects such as B2B and Broadband.

Complementing the projections disclosed to the market, in March 2024, the Company updated its medium-term guidance regarding Shareholder Remuneration.

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

Throughout 2023, with the subsiding of the COVID19 pandemic, the telecommunications sector presented a relief in performance. The sector maintained a growth trajectory in terms of data consumption, and as such, operators were required to adapt their networks and face the challenge of delivering an increasingly robust infrastructure in an environment which requires greater rationality of investments, including on projects such as the densification of sites, frequency refarming, and the aggregation of carriers on two or three frequencies. Furthermore, we continue to advance in sharing initiatives focused on 4G and transport network, despite accelerating the rollout of our 5G coverage in order to optimize traffic offload. This network evolution has allowed for a better usage experience, both in terms of performance – with higher download and upload speeds and lower latency – as well as in indoor coverage and greater penetration.

The Company continued its strategy of expanding 5G coverage in Brazil in 2023.

Throughout its history, the Brazilian telecommunications sector has always been impacted by fierce competition, evidenced by the presence of aggressive marketing offers, including the add-on content offered to customers and strong price competition. However, in recent years, we have observed this competition begin to focus more towards quality and service. This trend continued in 2023.

During 2023, the acquisition of Oi’s mobile assets was completed. With the conclusion of the transaction, the telecommunications market in Brazil is now operated by three major companies, enabling in our view a healthier and more favorable competition to the benefit of Brazilian consumers.

In 2023, TIM also completed the merger of Cozani, the special purpose company acquired from Oi S.A., simplifying TIM’s corporate structure, and resulting in an optimization of operating costs and the efficient allocation of investments due to the integration of merged assets, improving the coverage and quality of services provided to TIM’s customers.

During 2023, after the launch of 5G technology in Brazil in 2022, the Company has been constantly expanding its 5G coverage to expand to more municipalities in Brazil. By the end of 2023, TIM surpassed the mark of 200 cities covered with high-speed connection with the most recent activations in Bahia, Minas Gerais, Rio de Janeiro, Rio Grande do Sul, Santa Catarina and São Paulo.

Mobile Market Developments

The following table shows the data of Brazilian mobile market during the periods presented.

	As of December 31,
	2023	2022	2021
Brazilian wireless subscriber base (million)(1)	256.2	252.0	254.9
Prepaid lines (million)	107.4	111.9	118.9
Postpaid lines (million)	148.9	140.1	136.0
Estimated total penetration (%)(2)	126.1	117.6	103.7

(1)	Source: ANATEL.
(2)	Based on information published by ANATEL and IBGE/IPC Maps (December 2023).

The Brazilian mobile market reported an increase in subscriber base of 1.6% year-on-year (“YoY”), returning to growth after years of recession. During 2023, postpaid users reached 148.9 million users. Since the end of 2020, the prepaid customer base is no longer the market’s largest component, shrinking even further relative to postpaid customers in the years ended 2021, 2022 and 2023. It constitutes 41.9% of the total subscriber base as of December 31, 2023, as compared to 44.4% as of December 31, 2022. The significant reduction in the overall number of prepaid users is mainly due to the acceleration in users consolidating multiple SIM cards into a single SIM, high penetration of mobile service and the rapid substitution of voice with data usage, resulting in a decrease in the so-called “community effect,” where consumers value a telecommunications system more as more users adopt it. The postpaid segment, however, experienced an increase of 6.3% during 2023, reaching 58.1% of the total subscriber base as of December 31, 2023, as compared to 55.6% as of December 31, 2022, driven by operators’ efforts to monetize their customer base, offering more data, content and digital services, and the migration of customers from prepaid to control plans, and from entrance plans to postpaid plans.

Mobile Competitors

TIM is the brand name under which we market our mobile telecommunications services, offering 5G NSA/SA, NB-IoT, 4G, 3G and GSM technologies. Currently, we hold mobile licenses for each of the ten wireless areas of Brazil recognized by ANATEL, making us a mobile operator in Brazil offering complete nationwide 4G coverage. In two of our ten areas we are the Telebrás legacy provider. See “—A. History and Development of the Company—Historical Background.” Our 4G network covers 100% of Brazil’s municipalities, including via VoLTE. In addition to TIM, as of the end of 2023 there were two other major participants in the Brazilian mobile market that offer nationwide coverage in all ANATEL wireless areas: Vivo and Claro, since Oi was acquired by the trio (us, Claro and Vivo) in April 2022. See “—A. History and Development of the Company—Historical Background.”

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

In recent years, in preparation of certain anticipated market events, the Brazilian telecom sector has experienced a series of broadband-centric capital markets and mergers and acquisitions activity, resulting in a mixture of organic growth and strategic acquisitions. The 3.5GHz rights that were acquired at auction by regional providers will open an opportunity for them to become mobile network operators. There was also the possibility of increasing capacity through the neutral network suggested by Winity Telecom (winner of the 700MHz frequency at ANATEL’s frequency auction held on 2021), but the process was discontinued, following Winity’s renunciation of the use of the spectrum in December 2023. One of the main opportunities for ISPs in the mobile market will be for ISPs to leverage their current broadband customer base with bundle offers combining their existing broadband offering with mobile offerings.

The consequence of this has led to a growing number of strong market participants in the sector. In 2021, three of Brazil’s largest ISPs, Desktop, Unifique and Brisanet, staged their IPOs, aiming to use IPO proceeds to strengthen their regional presence across the country. Shares of the companies were listed on the B3 stock exchange in São Paulo. Following this boom in capitalization, which triggered a wave of acquisitions with regional providers acquiring smaller ISPS to complement their existing presence, movements in the market indicate a second wave of consolidation. Now, many of these ISPs have entered the radar of larger competitors after gaining scale in recent years. Mergers and acquisitions in the second half of 2023, such as between Vero and Americanet, reinforce that consolidation is an ongoing movement in the Brazilian market.

Our Business

We are a telecommunications company that offers mobile voice and data services, broadband Internet access, Value-Added Services, and other telecommunications services and products. For a breakdown of our total revenue by category of activity, see—Item 5. Operating and Financial Review and Prospects—Results of Operations for the Year Ended December 31, 2023, compared to the Year Ended December 31, 2022.

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

We are characterized by our pioneering and innovative offerings, among a complete portfolio for individuals as well as corporate solutions for small, medium and large companies. Besides traditional voice and data services, we offer a fixed-line ultra-broadband service, TIM UltraFibra (formerly TIM Live), and we are preparing to offer IoT solutions beyond connectivity, building a complete new source of revenue for the future, with use cases in smart lighting, precision agriculture and herd management and constructing 5G based solutions in autonomous operations and video surveillance & analytics, while also looking for new opportunities in other verticals such as logistics and industry 4.0.

We also offer a variety of digital content and services in our portfolio of packages, aimed at increasing the day-to-day functionality of our customers’ mobile devices. The ability to manage a complete and varied portfolio gives us the opportunity to offer customized packages to our customers and to provide offers which bundle services, like voice and data, to customers in certain regions.

In 2023, we continued our innovative and pioneering strategy in all consumer market segments (prepaid, control and postpaid) continuing to push the boundaries of the market to keep TIM at the forefront of innovation. In Brazil, we are the first and only ones to explore disruptive partnerships such as: a unique and exclusive partnership with Amazon Prime Video; complimentary in-flight internet connectivity on GOL and LATAM aircrafts; first and only operator in Brazil to embed Apple One on its plans. We also were the first operator in Latin America to launch a trial offer to encourage the use of 5G on Brazil’s largest mobile network (30 GB to be used for 30 days without cost to the consumer) and being a pioneer in the use of remote e-sim activation on a large scale within the Latin American market. Through this strategy, we believe that we will sustain our relevance in the domestic market and allow our customers to take full advantage of growing network capabilities, as we evolve in the 5G era.

Our strategy for partnerships is focused in delivering increased loyalty and generating incremental value for TIM. For this plan, our partnership portfolio is based on content & security (YouTubePremium, Disney+, Apple One, Deezer, HBO Max, Prime Video and EXA), education (Descomplica), health (Cartão de Todos), retail (Zé Delivery) and financial services (C6 Bank)

In July 2019, we and Vivo also entered into a memorandum of understanding (the “Vivo MoU”), to start negotiations regarding: (i) sharing of a single-grid 2G network; (ii) establishment of new infrastructure sharing agreements for the 4G network in 700Mhz, directed to cities with fewer than 30,000 inhabitants, which in the future may be expanded to larger cities; (iii) other network sharing opportunities in other frequencies and technologies; and (iv) other opportunities in efficiency and cost reduction in operations and network maintenance. We believe that implementing the concepts set forth in the Vivo MoU will result in synergies and efficiencies that could help support us in continuing to provide innovative and standard-setting offerings and services, as well as synergies and efficiencies in the allocation of investments and operating costs.

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

The results of our digital transformation initiatives continue to expand and, during 2023, demonstrated solid results. Given the impacts and ensuing end of the COVID-19 pandemic, our customers demanded even more network capacity and digital solutions. This demand meets the strategy we have adopted for several years to seek digital evolution and constant network development, aiming to ensure innovative solutions, quality and availability of services, offering a superior customer experience and strengthening our positioning in the market. We believe that the digital transformation of our services must take place on several fronts, from the sale and activation of the line to post-sale and the so-called “self-caring”, meaning the digital service portals that allow customers to manage profiles and subscriptions, billing, collection, and payment.

Even in a challenging year, our digital channels’ positive results and the excellence of services offered to our customers confirm that we had made the right business decisions, demonstrated our capacity to adapt to adverse situations and reinforce our purpose of “evolving together, with courage, transforming technology into freedom”.

We believe our ultra-broadband service is also viewed generally as a reference of quality in the sector, driven by our commitment to ensuring a positive customer experience. The service quality of our TIM UltraFibra offering has produced positive results, being repeatedly recognized via awards (e.g.: best fixed broadband in the country for the third time, in the sixth edition of the Canaltech 2023 Awards).

We also seek a strong position in the high-value customer market as a content HUB by offering a variety of plans for individual and family usage, bundling voice and data packages, streaming and other content subscriptions, as well digital Value-Added Services (music, e-reading, video streaming, games), in order to provide a custom customer experience.

We believe we are also better able to provide high quality services due to our strong relationship with our suppliers. We operate a system for information technology vendor management in order to improve the commitment of our suppliers. As a result of this approach, we benefit from enhancements like (i) better accountability of end-to-end vendors on our business processes; (ii) better contractual conditions and savings due to the increase of volumes per vendor; (iii) vendor consolidation and specialization in specific platforms/processes, creating the opportunity for long-term investments in such areas; (iv) active contribution to transformation and simplification; and (v) raising the best practices of Request for Quotation instead of Direct negotiating in order to gain more savings, also increasing the so called Global Deal among us and Telecom Italia with the scope to capture more synergies and quality of the furniture’s by global vendors.

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

In 2020, we together with the Telecom Infra Project (TIP) and the National Telecommunication Institute (Inatel) started the Open Field Program, which aims to develop innovative and sustainable solutions for the expansion of the radio access network (RAN) infrastructure, creating an adequate environment to run tests, like a living laboratory, validating and accelerating products and new functionalities of open and disaggregated technologies solutions, such as Open RAN. The program ended in 2023, with field tests at Inatel campus in Santa Rita do Sapucaí – MG. During this year, it was possible to validate two OEM (Original Equipment Manufacturer) vendors in 4G and 5G Open RAN technologies.

In 2021, as part of our client platform strategy for start-ups, we actively pursued a number of fintechs, edutechs, insurtechs and healthtechs, among other verticals in an effort to transform those startups into unicorns. This was based on our client platform strategy pursuant to which we seek partnerships with digital service companies where we believe we can accelerate their growth and create new business models, client journeys and marketing approaches. As part of this strategy, we started pilot projects to foster the development of an ecosystem of solutions and partners with the aim to approve devices and applications in partnership with academies, government agencies, communities and startups. During 2022, we established a new singular hub, dedicated to 5G technology, the “HUB 5G TIM” that was launched at CUBO’s space, creating a collaboration ecosystem for experimentation where customers, studies, large case companies, entrepreneurs, investors and public institutions, can develop businesses through 5G technology. We also made the first call for startups in our hub, and as soon as possible the selected startup will be able to test its solution with one of our B2B agribusiness clients.

Also in 2021, aiming to accelerate and improve innovation in the Company, other (non-exhaustive) examples of partnerships include:

•	in alliance with PUC/Rio - Pontifical Catholic University of Rio de Janeiro, we will develop different use cases in relation to health and agribusiness verticals;
•	partnership with Enel X Brazil and Leonardo Brazil to serve smart, safe and resilient cities;
•	we became partners of Embrapa, the main agent of innovation and research in agribusiness in Brazil and the world, in a partnership relating to the development of a new innovation agribusiness hub called Silo, located in Juiz de Fora (MG). The hub pursues innovative solutions through the combination of entrepreneurship, research and innovation;
•	partnership with AgTech Garage innovation hub, launching a call for startups that want to evolve or pivot their business plans in order to utilize 5G, having more than 45 startups registered, with eight finalists (solutions for fire detection, irrigation, intelligent fertilization, robotics, image monitoring, pest control etc.);

•	we took part in the biggest hackathon in Latin America, Hacking.Rio, based on the UN Sustainable Development Goals and we launched a challenge based on SDG 11 – “Sustainable Cities and Communities” in 2021, and based on SDG 12 – “sustainable production and consumption” in 2022; and
•	in partnership with Stellantis and Accenture, we have launched the first standalone 5G pilot for the automotive industry in Brazil applied through a private network, which uses artificial intelligence and cloud computing.

The year 2022 was marked by several challenges, such as the reopening of face-to-face events, new opportunities in our partnerships, and bringing together startups that are in the scale-up phase:

•	we and Inatel (National Institute of Telecommunications) are developing solutions in the city of Santa Rita do Sapucaí since 2022 regarding internet-of-things (IoT) and smart cities based on IoT Mobile solutions with applications that could improve the quality of life of citizens, development of intelligent tools and enable new processes of public administration; and
•	we started offering private networks, with edge core and Multi-Access Edge Computing (MEC) capabilities on a customer’s premises, allowing for the deployment of high throughput, low-latency, and high availability services on 5G. Also in 2022, TIM ran a Proof of Concept with a customer in the automotive industry, successfully demonstrating an automated quality conformance use case. The first commercial deployments started in 2023, at customers in the agri-food and port logistics segments.

In 2023, TIM has joined the Conecta 2030 Project, a collaborative effort, with partners as IPFacens (Research Institute of the Facens University Center) and Stellantis, having received a R$3 million grant from the Brazilian government, dedicated to enhancing pedestrian, and cyclist safety through cutting-edge technology and 5G connectivity. For TIM, the main goal is developing new products and services that could generate new revenue through the use of intellectual property.

In 2023, recognizing the importance of the entrepreneurial market and valuing the initiatives and projects led by startups based at Cubo Itaú, one of the most relevant hubs for fostering technological entrepreneurship in Latin America, TIM has forged a partnership with Microsoft to provide a distinctive range of services through the Microsoft For Startups Founders Hub program.

The initiative allows selected companies to have a space to test, improve and use cloud services, and thus be able to accelerate the process of development, testing, and, finally, delivery of the product to the end customer. It represents an opportunity to explore an extensive portfolio of services and devices focused on 5G and the Internet of Things (IoT), thereby accelerating applications, which will give even more visibility to the Brazilian industry. The program offers opportunities to networking, knowledge, and benefits to help address startups’ challenges.

In the same year, we organized strategic agendas for TIM directors at the Innovation Day, aiming at fostering connections and generating business, being an event exclusively customized for each board, taking into consideration their main challenges. Throughout the event the main decision-makers from each board are exposed to innovative solutions, high-impact connections, and the possibility of partnerships with startups from the innovation ecosystem. In 2023, we promoted four Innovation Days, for the Chief Revenue Office, People Culture & Innovation, Chief of Technology Office and New Business & Innovation, resulting in connections with 57 startups.

Through the internal Challenge Solution initiatives through Open Innovation, we carried out four startup hires in 2023 for the following areas: Non-Commercial Anti-Fraud, Sales Support and Network Development.

In 2023, we received two nominations from the main players in the telecommunications market. In connection with the “Selo Dourado” award, granted by CUBO Itaú, the main innovation hub in Latin America, we were nominated in the “Business Generation” category. Additionally, in connection with the 100 Open Startups awards, we received a nomination in the “Open Corps Ranking - Telecommunications” category.

A strong brand

We believe that our brand, TIM, since the commencement of our operations, has been recognized for leading important developments in the Brazilian telecommunications market and, consistent with our brand identity, we continue to position ourselves at forefront of society’s digital transformation. Our brand tagline “Imagine the possibilities”, invites our customers to view the future in a positive light and demonstrates our commitment to being alongside them as they face new challenges, opening a world of opportunities. To reinforce the positioning of our brand as a brand that values our customers and brings advantages beyond just gigabytes of data, in 2023 TIM launched an innovative partnership with one of the most important tech brands, Apple, being the first partnership in Latin America of a telecommunications company and Apple One services. Since 2015, we have been the leader in 4G coverage throughout Brazil, even connecting Brazil’s countryside to help facilitate technological innovation in the agribusiness sector. Furthermore, we pioneered the activation of 5G networks in Brazil, with our first tests carried out in 2019, and we demonstrated our preparedness for the next generation of mobile networks by launching 5G in all Brazilian state capitals while staying ahead of the competition in terms of coverage, reinforcing the network strength with the use of “Leader in 5G” claim in the brand communication. We continued to foster our values and beliefs in diversity in inclusion, by launching a gender equality manifest, alongside with the continuous support of different activities. Lastly, we kept strengthening our brand association with music through sponsorship, including the sponsorship of Festival de Verão Salvador (traditional music festival in Bahia), TIM Music Rio (free concerts on the beaches of Rio de Janeiro) and TIM Music Noites Cariocas (the most iconic event in Rio), adding TV broadcast sponsorship to communicate that “With TIM 5G, music doesn’t stop”.

Advanced Technology and Innovation Center

TIM Lab is the multifunctional test bed environment for evaluation of innovative technologies, products and services, assessing their functional efficiency and performance requirements, and development of new models and solutions. This endeavor brings engineers, researchers and technicians together to ensure effective assessment, and serves as an open space for new opportunities, leading innovation for the Brazilian telecommunications market and acting as a national reference for R&D activities.

TIM Lab performs a strategic role in supporting service assessment and innovation activities. These projects support our network evolution and tackle certain important business and market needs, including the evaluation of new generation networks, future Internet applications, projects with positive social and environmental impacts and open innovation initiatives.

In this sense, for more than five years we have joined the Telecom Infra Project (“TIP”), an initiative founded by Meta and other companies to create a new approach for building and deploying telecommunication network infrastructure, with TIM Lab as the first TIP Community Lab in Latin America. In addition, since 2017 TIM Lab has also participated as one of the GSMA Mobile IoT Open Labs since 2017, a community where companies developing solutions over cellular low power wide area networks can work with experts on their projects.

Among the technologies assessed and approved at the TIM Lab environment are certain extremely important technologies to support the network evolution, and business strategy including (non-exhaustive):

•	mobile technologies, such as NB-IoT, 5G NR, etc;
•	RAN sharing techniques;
•	Open-RAN solutions;
•	transport network solutions, such as Defense Wavelength Division Multiplexing (DWDM), disaggregated transport solutions etc.;
•	broadband/fixed network expansion test scenarios and Multi InfraCo’s scenarios (together with VTAL), with a focus on the interoperability tests of TIM CPEs in the InfraCo’s network, in addition to the various support and testing fronts with I-Systems;

•	network optimization and automation solutions;
•	power saving features;
•	IP multimedia networks (voice over LTE, video over LTE, WiFi calling services, completely laid out functional blocks, and enabled by an IP multimedia subsystem platform);
•	network functions virtualization (“NFV”);
•	multi-access edge computing (“MEC”);
•	5G network slicing;
•	mobile technologies, such as NB-IoT, 5G NR, etc;
•	RAN sharing techniques;
•	Open-RAN solutions;
•	transport network solutions, such as Defense Wavelength Division Multiplexing (DWDM), disaggregated transport solutions etc.;
•	broadband/fixed network expansion test scenarios and Multi InfraCo’s scenarios (together with VTAL), with a focus on the interoperability tests of TIM CPEs in the InfraCo’s network, in addition to the various support and testing fronts with I-Systems;
•	network optimization and automation solutions;
•	power saving features;
•	IP multimedia networks (voice over LTE, video over LTE, WiFi calling services, completely laid out functional blocks, and enabled by an IP multimedia subsystem platform);
•	network functions virtualization (“NFV”);
•	multi-access edge computing (“MEC”);
•	5G network slicing;

In 2023, aspiring to broaden its project horizons and position itself as an innovative brand, TIM Lab migrated to a new location, with a fully renovated test environment that would also function as an innovate space for presenting projects to potential new business partners and clients while also generating cost efficiency, with the use of its own building and with new technical features. The new location in São Cristovão, in the state of Rio de Janeiro, has an area of approximately 850 square meters and provides better connectivity and greater capacity to absorb innovative projects, in addition to connections with cloud environments and dedicated spaces for testing 5G and its applications.

Opened in July 2023, the TIM Data Academy program emerges as a significant milestone for TIM Brasil. More than a simple training initiative, this academy seeks to be a lever to boost the generation of value through the use of advanced analytics, as well as to increase the success of use cases and develop business opportunities.

In 2023, the program impacted more than 600 employees, representing a growing demand for the year 2024. The academy is a fundamental part of a broader movement to boost the development of mindset and digital skills in the corporate environment. This continuous investment in the evolution of people and technology aims to generate value for society as a whole.

The TIM Data Academy is an initiative that is part of the Onda Digital Program, which in turn also saw the launch of the Digital Mindset initiative in 2023, focusing on soft skills and adapted to the demands and opportunities of the digital era.

In it, all employees have the opportunity to carry out an assessment, a fundamental instrument to support the process of self-knowledge and understanding their own level of digital maturity. After completing this stage, employees will have access to the Digital Mindset Journeys with courses, content and certifications that will support this process of evolving their skills.

Strong commitment with ESG pillars and the only Brazilian telecommunications company listed on the Novo Mercado for over 10 years

Since 2011, we have been part of the Novo Mercado segment of the B3 stock exchange, meaning that we are subject to B3’s highest standard of corporate governance requirements, which includes compliance with heightened requirements not only related to corporate governance, but also to the disclosure of information to the market. We believe that the listing on the Novo Mercado provides greater liquidity and value for our shares and allows us greater access to international markets, promotes the strengthening of our corporate image and increases confidence in us, in addition to reaffirming the long-term commitment of Telecom Italia and its subsidiaries (the “Telecom Italia Group”), in Brazil. We believe listing on the Novo Mercado also aligns the interests among our controlling and minority shareholders with respect to voting rights, tag along rights and dividend policy.

In addition, we belong to a select group of companies comprising the portfolio of the Corporate Governance Index and the B3 Tag Along Stock Index, comprised of companies that have committed to adopt better co-sale protection to minority shareholders, have actively traded in 30% of the trading sessions and do not constitute a penny stock. In December 2023, we were listed for the sixteenth consecutive year as part of the portfolio of the Corporate Sustainability Index of the B3, an index comprised of companies that have a strong commitment to sustainability and social responsibility. In 2023, we also remained one of the constituents of the S&P B3 Brazil ESG and S&P Global LargeMidCap ESG Indices. In December 2023, we were selected to remain in the portfolio of the Carbon Efficient Index, or ICO2, of the B3, with the commitment to measure, disclose and monitor our greenhouse gases, or GHG, emissions, and we were selected to remain in B3’s Great Place to Work Index, or IGPTW, since we remained a GPTW certified company in 2023, recognizing us an employer that creates an outstanding employee experience. The constant pursuit of best environmental, social and governance practices also ensures our presence in several international indexes and ratings, such as FTSE4GOOD Emerging Markets, FTSE4GOOD Latin America, MSCI AWCI ESG Leaders, MSCI Emerging Markets ESG Leaders, Refinitiv D&I Index, among others.

TIM became the first and only telecom operator listed on B3’s IDIVERSA portfolio, launched in August 2023, which recognizes Brazilian companies committed to racial and gender diversity. In 2021, we became the first Brazilian operator to integrate the Refinitiv Diversity & Inclusion Index, occupying the first position globally in the telecom sector. The index measures the performance of more than 14,000 companies - equivalent to 80% of the global market - based on diversity, inclusion, and career development initiatives. In 2022, we were ranked 10th in the global ranking, maintaining our leadership in the telecom sector and in Brazil and in 2023, evolved to fourth in the global ranking, maintaining for the third year in a row our leadership in the telecom sector and in Brazil. At the beginning of 2023, we remained the third consecutive year in Bloomberg’s Gender Equality Index, which gathers more than 600 companies from 45 countries, with only 16 from Brazil.

As a signatory to the Global Compact since 2008 and UN Women since 2021, we promote projects related to the Sustainable Development Goals (“SDG”) and recognize the rights to data privacy, safe internet, access to information and freedom of expression as essential and unnegotiable as part of our efforts to respect Human Rights.

As part of our commitment to society in addressing climate change, we conduct periodic mapping of the sources of emissions in our activities. We are able to do so by preparing annually a GHG inventory in accordance with the guidelines of the GHG Protocol (which sets the global standard for how to measure, manage, and report greenhouse gas emissions) and also by working with TIM in Italy to establish goals aligned with the Science Based Targets Initiative (SBTi), since the companies controlled or related to the TIM Group in Italy (“TIM Group”) joined the initiative in July 2021 with the challenge of keeping global warming limited to 1.5°C, as established in the Paris Agreement. The SBTi aims to promote the best reduction and offsetting GHG emissions in line with climate science. Since 2010, we have reported our greenhouse gases (GHG) emissions by means of the Carbon Disclosure Project (“CDP”) – the largest database of primary corporate climate change information in the world – and publishes its GHG emissions inventory in accordance with the Brazil GHG Protocol Program. Since 2021, the CDP questionnaire has been integrated by B3 as a crucial part of the methodology for the selection of the constituents of the Corporate Sustainability Index. In 2023, our CDP Climate Change Score improved from B to A, which made TIM the only Brazilian operator on the CDP A-list. In 2023, we remained in the ICDPR70, an index we have been part of since its creation in 2021, which focuses on including companies publicly committed to reducing their carbon footprint, based on the companies’ scores in the CDP questionnaire and ranking those with the best level of awareness about climate change.

Since May 2022, we have publicly declared our support for the recommendations by the Task Force on Climate related Financial Disclosures (TCFD), demonstrating our commitment to better information as a basis for understanding climate risks in our transition to a low carbon economy. We have also aligned our approach to climate risks and opportunities with the TCFD recommendations and published these in an issue brief, updated in 2023.

We also identify opportunities to improve our levels of excellence in our Environmental Management System (EMS), covering all our operations, based on our Environmental Policy. This includes commitments such as protecting the environment, customer service to the legal requirements and norms of the organization and the continuous improvement of performance in processes and controls, having obtained the ISO14001 environmental certification for Network Management and Operation in the states of Rio de Janeiro, São Paulo and Espírito Santo.

Since 2008, we have published our Sustainability Report presenting the main financial and non-financial results, in accordance with the Global Reporting Initiative (“GRI”) Standards methodology. Since 2021, we refer to this publication as the ESG Report and reinforce our commitment to transparency and accountability to our stakeholders, organizing the report into three pillars: Environmental, Social and Governance. Since 2021, the ESG Report also reports the SASB - Sustainability Accounting Standards Board - indicators. Our ESG Report has an independent third-party limited assurance since 2009.

Our main policies - such as the Corporate Social Responsibility, Human Rights, Diversity & Inclusion, Environmental, Climate Change, Supplier Relations, Risk Management, Anti-corruption and Safety & Occupational Health Policies - are publicly available to the consultation of our stakeholders.

Founded in 2013, Instituto TIM has a mission to democratize access to science, technology and innovation, in order to promote human development in Brazil. More than 700,000 people from all Brazilian states and the Federal District have been benefited by the education and inclusion projects of Instituto TIM, some of which were internationally awarded (i.e., Governarte Awards – BID 2015).

In 2023, we updated our long-term ESG commitments in our 2023-2025 Strategic Plan, in particular the target “Recycle at least 95% of solid waste”, adjusting the relevant deadline to 2025, because in 2022 TIM started accounting for Waste of Civil Construction (RCC) as part of its continuous improvement process (expansion of control and analysis coverage), considering that our work on the Renova TIM project was resumed in the Company’s stores and buildings across the country following the COVID-19 pandemic, causing greater generation waste and affecting the achievement of the target, a condition that was even revised again throughout 2023, with construction waste being removed from the target as it is occasional waste and not related to business. Based on the ambitions assumed in our last Industrial Plan (2023-2025), we included new objectives related to a portfolio of initiatives that are part of our business strategy, contributing to a coherent interrelated structure between ESG aspects, business operations and organizational accountability. For the TIM Group, the business role is increasingly tied to the responsible management of aspects that go beyond financial targets and aim to generate positive value for society in the long term. In 2024, we updated our long-term ESG commitments in our 2024-2026 Strategic Plan, based on the ambitions assumed in our lndustrial Plan (2024-2026).

Among the established goals, which are also part of MBO and LTI compensation programs, our environmental pillar is to become a carbon-neutral company by 2030 and net-zero carbon by 2040. In addition, we have undertaken to maintain a policy of using renewable sources for 100% of our energy consumption, to increase by 110% the energy efficiency in data traffic (against the base year of 2019) by 2025, to reduce by 47% scope 3 indirect emissions by 2030 and to recycle at least 95% of our solid waste up to 2025. From a social perspective, the main commitments are for our workforce to be comprised of >40% of black people, our leadership positions to be comprised >35% of women, to take 4G connectivity to all Brazilian cities, and to keep our level of employee engagement of at least 80% until 2023. We have obtained the ISO 37001 (anti-bribery management systems) and, in 2022, also obtained the ISO 27001 (information security management), both are important aspects of our Corporate Governance pillar, which also has as goals to recertificate them when needed, and by 2023, to keep TIM on the Novo Mercado, Pró-Ética and ISE-B3, and the ISO 14001 and ISO 9001 certifications. Our ESG plan is annually updated together with strategic plan.

On December 27, 2023, the Company informed the market, that for the 16th consecutive year, it remained in the select group of companies that make up B3’s Corporate Sustainability Index – ISE. The new portfolio is composed by 78 companies belonging to 36 sectors and will be in effect from January 2, 2024.

In 2023, TIM made significant progress in its take back program for post-consumer electronic waste, with an increase of 467% compared to 2022 in terms of the amount of electronic waste captured, with a recycling rate of 98%, thus reinserting the relevant products into the transformation chain for other products and contributing to a reduction in the extraction of new raw materials, thereby stimulating the circular economy. There are more than 170 collection points, distributed nationally in our stores and buildings.

Additionally, to guarantee a supply chain that adheres to its mission, TIM carries out the qualification of companies that participate in the bidding process for services considered critical from a socio-environmental point of view, based on the assessment of direct or indirect risks associated with social, environmental, health and safety aspects. Throughout 2023, more than 320 suppliers were evaluated, and those who failed were not authorized to continue with the contracting process with TIM.

Highly qualified and experienced executives and controlling shareholder support.

We have a team of highly qualified executives, widely recognized in the industry and possessing extensive experience in telecommunications markets in Europe and emerging countries. Our executive compensation policy seeks to align the interests of our executives with those of our shareholders, through variable compensation plans and share based incentives that reward good performance and the accomplishment of certain goals.

Our controlling shareholder’s support in our operations is further demonstrated through the sharing of know-how and best practices and development of new solutions for networking, marketing and finance, which are rapidly rolled out under a “plug & play” strategy, under which network innovations may be developed by our parent company first in other regions and then implemented with us.

Strong financial position

With consistent financial results in recent years, and solid Adjusted EBITDA, according to our internal analysis, we believe that we have a strong cash flow generation, a solid financial position and a low Net Debt to Adjusted EBITDA ratio. In this scenario, we understand that we are in a strong position to take a significant role in potential future consolidations in the market and/or to have a competitive position in important frequency auctions in the years to come.

Our Strategy

Our Strategic Plan

We expect our updated strategic plan for 2024-2026 to allow us to consolidate the TIM brand through 2026, in a consistent approach, evolution and continuity with our prior plan (2023-2025). Our new plan is still focused on our main stakeholders and on providing building blocks for our future growth by combining evolution and transformation to reach our aspirations, which combines our bold expectations for both value and growth. We have been consistently achieving our goals in our recent history, underpinned by a virtuous cycle of revenue growth, cash cost efficiency initiatives, robust free cash flow conversion (with disciplined capital allocation and expenditure management) and reinvestments in high growth opportunities.

We are crafting the next generation TIM with a well-defined strategy based on (a) being the preferred telecom operator in Brazil with increasing returns, (b) shaping a new business to business (B2B) market with high growth opportunities with the use of the IoT, (c) profitable growth in the broadband market by a selective approach and (d) intrinsic efficiency for the business with strict capital allocation and expenditure discipline.

To become the preferred operator in Brazil, we believe we are well positioned to offer the best value proposition in a value-driven market by providing (1) the best customer service, providing the best customer experience (2) the best network, moving from a position where we had structural gaps in comparison with our competitors to a new positioning of competitive structural advantage and (3) the best offer, using an innovative offerings and partnerships approach, all whilst evolving to drive distinctiveness and profitability.

For the strategy of shaping a new market in B2B with high growth opportunities and, thus, leverage our strengths in mobile, our strategy is to expand the usage of the IoT connectivity as a steppingstone to expand towards solutions and services, scaling up new opportunities in (a) IoT connectivity: mobile coverage, private network; (b) IoT solutions beyond connectivity: smart lighting, precision agriculture, herd management; (c) IoT solutions beyond connectivity (5G): autonomous operations, video surveillance & analytics. We are partnering with leading companies in Brazil in four major verticals: agribusiness, logistics, utilities, and industry.

In order to grow profitably in the broadband market, becoming more efficient and flexible, our go-to-market strategy has been optimized, evolving from a traditional broadband provider to an asset-light model, enabling a mobile-like go-to-market, based on (a) competition driven by best value proposition, (b) revenue increase by expanding cross-selling offers to new areas and (c) massive communication to clients. To achieve this strategy, TIM has built the best value proposition and developed a distinctive customer experience supported by best offer and best service and will keep focus on high quality instead of fast results, leveraging a sustainable and profitable growth.

We are strengthening our core business to generate cash-flow to sustain new avenues of growth and increase shareholder remuneration. We believe that this unique combination of elements, with ESG agenda embedded in our business strategy, will result in the best value proposition for the investor community.

In an effort to generate high value for shareholders and also finance our best value proposition to clients, we have focused on efficiency leadership. We believe that we already have the best EBITDA margin in the sector and we will keep working on improving our operating free cash flow with efficiency initiatives such as (a) keeping our costs under control with traditional digitalization plans, (b) taking digitalization to the next level by expanding ML and AI/GenAI across the organization, (c) optimizing leasing through new market dynamics with TowerCo’s (an independent company that builds, maintains and develops “passive” infrastructures to install the “active” equipment for telecom companies), and leveraging network sharing agreements (2G decommissioning and single grid) and (d) keeping capex sustainability by robust spectrum portfolio and network quality with traffic offload from 4G to 5G.

We are accelerating the adoption of AI across areas of the company focused on efficiency and agility, taking this as strategic subject and we do expect to have more results also impacting our customer experiences on caring, sales, marketing campaigns, self-service, self-healing, through all digital channels available in a coordinated and data/context unique integrated approach.

Protecting the value of our prepaid customer base and aiming at the growing postpaid segment, shifting focus from absolute market share to revenue share, and strengthening our existing customer base.

After two years of unusual circumstances - such as (a) in 2021, the increase in prepaid plans base, which may be a consequence of the socio-economic changes in population or particular incentives in our competitors’ offerings; (b) in 2022, the market presenting a series of disconnections of inactive prepaid lines acquired by leading carriers from Oi’s mobile business - the Brazilian mobile telecommunications market returned to the trend of general reduction in the number of prepaid customers seen until 2020. Such performance is reasonable, as many users have sought better value for money, migrating to control plans (postpaid) due to the increasing need for internet access. We maintained our strategy to be chosen as the single SIM provider for the prepaid consumer market by providing offers that are attractive and valuable to customers while maintaining our reputation for quality and innovation. For the prepaid consumer market, our key priority is to offer simplification to improve customer experience with continued evolution of digital channels, while for the postpaid consumer market, our plan is to grow based on a “Mobile Challenger” approach pushing migration from prepaid, leveraging the benefits of 4G coverage leadership and establishing a customer long-term relationship driven by loyalty initiatives. We are continuously improving the digital channel and sales models experience. In the business-to-business market, we intend to leverage consumer offers and channels in order to gain market share in the small and medium businesses, or SMB, segment. We are also pursuing the development of targeted markets such as the Internet of things, or IoT, and the machine-to-machine market, or M2M, beyond simple connectivity, and evaluating business opportunities for the application, using the 5G network. Moreover, we are improving our sales channel strategy in order to increase not only efficiency but also sales productivity. Our growth strategy is mainly focused on addressing the potential for mobile Internet in the Brazilian market, particularly increasing mobile Internet penetration and data traffic. We believe mobile operators are in a strong position to address the demand for broadband in Brazil, with the ability to provide flexible price plans affordable to the majority of the Brazilian population. The lack of fixed infrastructure is still an issue for accessibility to fixed broadband, especially in suburban areas, making mobile coverage more suitable for such customers without broadband access. In addition to providing affordability and coverage advantages, mobile operators appeal to the new cultural demand for Internet connectivity at all times and in all places.

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

Providing affordable Internet access

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

With the Oi Transaction, we have improved our market position, capturing better economies of scale, synergies and optimizing investments. With the acquisition, we increased our network by approximately 7,200 mobile access sites, being approximately 49% of the former Oi’s total mobile assets. We already decommissioned approximately 4,200 of Oi’s acquired sites, maintaining 40% of total mobile access sites. Due to this action we intend to improve coverage and user experience for our customers but also improve efficiency in our operation, leveraging synergies opportunities to increase cash-flow generation.

Besides improving our core infrastructure, we have been rolling out an aggressive plan for 4G coverage, which we believe has placed us as the leader for 4G coverage in Brazil, providing 4G technology in 100% of Brazilian cities at the end of 2023 – in line with our public commitment to cover 100% of the country with our 4G network, considerably ahead of our competitors and we believe positioning our brand as the market leader in terms of coverage.

After becoming leaders in mobile coverage with the largest network in Brazil, we have secured a premier position in mobile network quality by leveraging our superior spectrum capacity and advanced 5G. We were pointed by OpenSignal, as the telco with the best Brazilian Network Consistency Quality Index in a long-term view (from October 2022 until October 2023) and with the higher Network Availability. And we also harness advanced 5G to reshape our market positioning and perception, delivering high-end customer experience to our clients with a 5G rollout strategy that delivered 26% more 5G sites than the second competitor, allowing us to grant a more continuous coverage in high valued areas and reducing pressure on 4G network by migrating traffic to 5G.

Strengthening our expanding core and developing our recent new businesses.

We have continued our plan to strengthen and expand our core sectors. TIM UltraFibra offers high quality ultra-broadband, with high-speed data connection. To navigate our way through new markets, we, through partnership with I-Systems and others, have accelerated our footprint expansion, FTTH (fiber to the home) network coverage and continued to grow, prioritizing the consolidation of already active clusters. We ended 2023 with growth of 140% YoY of total homes passed (HPs) with fiber, operating in 104 cities, and with an ARPU increasing by 0.2% when compared to 2022.

TIM UltraFibra ended 2023 with 808,792 connections, adding approximately 86,065 lines in 2023, increasing by 12% YoY, maintaining its growth trajectory, with the FTTH base as the main lever. Higher value plans, with speed above 100 Mbps, continue to gain more relevance, reaching a 89% of the total base on December 31, 2023. We plan to continue expanding TIM Ultrafibra’s services with the coverage rollout model transition from building to renting, with I-Systems acting as one of the infrastructure vehicles with the mission of deploying, operating and maintaining last-mile infrastructure for broadband access, in a strategy of changing capital expenditure to operating expenditure with positive free cash flow impact.

Since 2020, TIM has been developing an innovative customer platform strategy that aims to monetize our customer base. Strategic partnerships, together with Mobile Advertising, yielded revenues of approximately R$188 million in 2022, and R$162 million in 2023.

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

Large AI adoption in core domains (Network Operations, Customer Care, etc.) in order to decrease the total cost of ownership, in partnership with big players such as Google and Microsoft.

We are accelerating the implementation of AI across our areas that are focused on efficiency and agility, taking this as strategic subject and we do expect to have more results also impacting our customer experiences on caring, sales, marketing campaigns, self-service, self-healing, through all digital channels available in a coordinated and data/context unique integrated approach.

Sales and Marketing Strategy

Our recent sales and marketing strategy has been characterized by:

•	a focus on improving our positioning towards high value consumers, by offering a variety of plans bundling voice, data packages, and certain free access to applications, as well digital value-added services (music, e-reading, video streaming) with an expanded focus on 5G solutions (cloud gaming, augmented reality (AR) / virtual reality (VR), etc). The approach for this segment is driven by the strategy of adding value for the customer base and providing users with a custom experience;
•	strengthening of our strategy in respect of the migration of customers away from the prepaid segment, by focusing on recurrent offers instead of daily offers and therefore boosting consumption;
•	a continuous evolution of our postpaid plans, within which we are pursuing a number of strategies, including: (i) a review of our offers in order to stimulate the sales of postpaid plans, with discounts in services and handsets, according to the commitment of the customers; (ii) add value, including Value-Added Services as part of our plans, without extra charges; (iii) creating new markets for postpaid plans, according to our customers’ usage profile; (iv) creating new opportunities for transitioning the higher spending prepaid and TIM Controle customers to postpaid; (v) creating customizable plans for streaming subscription by the postpaid customers; and (vi) launching 5G dedicated offers to monetize our investment in 5G, providing additional data allowances and exclusive contents to our high end customers;
•	an effort to maintain our position as an innovator by relaunching TIM Black Família, as the first mobile plan in Brazil with flexible bundle for streaming subscription where the customer can choose between premium streaming services in their plan. The portfolio also includes the following on all family plans: large data packages to share with up to six lines, data rollover, international roaming (including data package for use in the American continent, seven days of unlimited WhatsApp and 30 minutes of voice) and a new app experience with many new functionalities, such as Internet control and self-care provisioning, which allows the owner of the contract to share Internet with the other lines through the app. In addition, the TIM Black portfolio has benefits like data rollover and international roaming (data package for use in the American continent);
•	Exclusive and distinctive partnerships with major digital brands to boost loyalty and monetization. We have launched exclusive deals with Netflix, HBO, YouTube, Disney, Apple and Amazon throughout the last few years. During 2023, we launched an exclusive partnership with Apple to bundle its Apple One services offers with distinctive deal on Iphones. This strategy has proven to be highly successful given the rapid increase in our high value, post-paid customer base;
•	a monetization process in respect of our postpaid customer base, leveraging ARPU, via a “more for more” strategy and end-to-end product offerings which result in higher revenue generation;
•	In 2023, aiming on increasing postpaid sales, we started a consolidation movement in our retail store chain, reducing the number of partners through acquisition of smaller groups – making them larger, reducing their scale costs and increasing productivity. We also launched an excellence program that incentivizes our dealers with a higher quality of service and standard;

•	a restructuring of our small and midsized businesses segment, targeting the growth of the overall sales force in order to boost mobile sales. This strategy will continue in order to meet customer needs and achieve alignment with industry demands; and
•	at the end of 2021, we changed our organizational structure to bring together under a single team all areas related to the strategy and development of digital sales operations, including ecommerce and other remote channels such as omnichannel, marketplace, live commerce and telesales, in the consumer and small and medium-sized companies segments. The new team will be responsible for strengthening and boosting the development and management of this sales channel.

Digitalization and innovation by means of a partnership with C6 Bank, a digital bank, that adds more value to TIM customers, bringing exclusive benefits such as credit card with free annual fees, exclusive investment portfolio, and also expanding our telecom benefits with internet bonuses, internet to use in international roaming, international long distance calls and the possibility to buy smartphones with better payment options with C6 Bank credit cards.

We are negotiating a new partnership with an educational group in Brazil to offer greater value and exclusive benefits to our customer base and expand access to digital education services.

In the corporate segment, we continue to work to increase TIM’s share in the B2B market, through the improve of the Traditional Mobile&ICT Portfolio, added to the launch of new solutions.

The expansion of B2B market will drive a wave of productivity in key industries in Brazil. By capitalizing on the expansion of IoT connectivity as a foundation, we aim to leverage a variety of solutions and services. Establishing strategic partnerships with leaders in four essential verticals - agriculture, logistics, utilities, and industry - our goal is to lead and catalyze the digital transformation in the Brazilian industry. Our commitment lies in promoting innovation and efficiency in vital sectors for the country’s economic progress.

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

Consumer Plans

In 2023, we continued to improve our positioning towards high value consumers, offering a variety of plans bundling voice, data packages and free access to certain applications, as well digital Value-Added Services (music, e-reading, video streaming). The approach to this segment is driven by the strategy of adding value for the customer base and ensuring users a premium custom experience.

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

Postpaid Plans

In the higher value postpaid segment, we have maintained our position in the market as an innovator and disruptor with our new TIM Black Família and TIM Black plans, discussed above, improving our portfolio by offering large shared data packages with monthly video streaming subscriptions.

TIM Black Família plans start at R$194.99 for an entry level plan with unlimited off-network calls, 30 Gb shared data package (for one main line and one dependent), and unlimited data for OTT applications such as WhatsApp, Facebook, Instagram and others. The main offer is set at R$294.99 (for one main line and three dependents) with unlimited off-network calls, 100 Gb shared data package, Netflix, HBO GO or YouTube Premium monthly fee included, and unlimited data for OTT applications such as WhatsApp, Facebook, Instagram, data rollover, international roaming (including data package for use in the American continent, seven days of unlimited WhatsApp and 30 minutes of voice) and others.

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

Control Plans

Our Control plans (“TIM Controle”) are a hybrid between our prepaid and postpaid plans, with fixed price billed to the customer on a monthly basis, either via credit card or digital account. Once customers of Control plans have reached the limit of their data plan, the data transmission is no longer available and the user has two options: (i) to repurchase a data package or upgrade to higher tariff plan; or (ii) to wait for the next data period to commence, which varies by plan, at which point his data availability and usage limit are renewed in full. Postpaid customers can also purchase a data package to navigate in full speed but the usage is not blocked when he reaches the limit of his data package.

TIM Controle plans start at R$52.99 with unlimited calls and 15 Gb Internet. The main offer in the TIM Controle portfolio (which has a commercial focus) is set at R$64.99 with unlimited calls, 19 Gb Internet and unlimited data for OTT applications.

Corporate Plans

The strategy in Mobile&ICT market is to strengthen our core business by evolving the traditional fixed and mobile portfolio both voice and data, while capturing new opportunities with new solutions segment, reinforcing our position as a significant player in large companies segment. We continue to evolve our value-added solutions to meet the broader needs of our premium customers.

Since 2018, our focus in the IoT sector, particularly in the agribusiness industry, involved bridging the connectivity gap in rural Brazil. In 2020, we solidified our leadership in agribusiness industry and expanded projects across various verticals, emphasizing connectivity as our core strength. Our strategy includes providing complete solutions through partnerships, enhancing value, driving revenue, and fostering loyalty. We are developing a new network model offering private 4G and 5G networks for industrial segments like mining, transport, healthcare, public safety, and industry 4.0. As a founding member of ConectarAGRO, we collaborate with key players in agriculture, extending connectivity to all rural areas and transforming lives.

In 2022, our IoT presence expanded beyond agribusiness, entering logistics, public safety, and mining. We ventured into the 5G private network and edge computing solutions with notable deals, including the first 5G port operation in Latin America at the Port of Santos, São Paulo. Our strategy revolves around connectivity, comprehensive solutions, and partnerships, delivering added value, revenue, and customer loyalty.

In 2023, alongside implementing these networks, we intensified efforts to expand connectivity in the logistics sector, covering major highways in southeast and central Brazil. In a pioneering initiative, we forged partnerships with major private highways concessionaires (e.g., CCR and ECORODOVIAS). Going beyond the connectivity, we developed street lighting projects in some of Brazil’s major cities such as Curitiba and Porto Alegre.

Translating into numbers, these initiatives represent more than 4,500 km of highways covered. Over 100,000 functioning streetlights, with more than 150,000 sold in several municipalities. Reinforcing our leadership in agribusiness, we surpassed the mark of 16 million hectares covered with 4G.

Value-Added Services

We constantly seek to increase value to our customers through innovative offers and products. We offer, directly or through agreements with third parties, Value-Added Services in varied categories, such as education, music, reading, games, videos and social networks.

In 2022, we launched what we consider to be the most innovative offer in the Brazilian pre-paid space, made possible by partnering with Amazon. Pursuant to our offer, all pre-paid customer are granted free access to Amazon Prime Video. This has generated a spending increase of 20% for our pre-paid base using the service.

In 2023 we launched an exclusive deal to offer Apple One bundled in our TIM Black Familia offerings. Apple One is a single offer include Apple’s best digital products in Music, Games, Cloud and Streaming. We also continue the improvement of our portfolio through additional services provided by new strategic partners.

Digital Channels

In 2022, we continued to develop our digital channels as well as the insurance services we relaunched in 2018 with a new portfolio of services, which allow us to take a broader approach to this market. We launched new digital customer service channels, which aims to maximize convenience for our customers. We continue to use a new tool called DialMyApp that shows a visual interactive voice response (known as IVR) on the customer’s cell phone every time the customer calls the contact center from an Android device. This is intended to enable our customers to resolve their issues directly on their smartphone without needing to go through the traditional phone service. We achieved first place in customer engagement on this platform among all Brazilian telcos. We also continue to use customer service through RCS, a Google platform that allows easy interaction with our customers, with user-friendly visual elements, in addition to a more interesting cost composition. Once again, we were the first telco to launch this service in Brazil. We also started the process of internalizing pre- and post-paid migrations under the leadership of the board dedicated exclusively to digital and remote channels created in 2021.

In 2023, our primary objectives centered around increasing the share of proprietary channels, advancing the internalization process of e-commerce, and redesigning the MEU TIM app to strategically elevate customer experience, expand the user base, and refine their digital journey.

We have successfully completed the initial phase of relocating operations and the e-commerce system in-house, eliminating the dependency on external vendors. This change has resulted in a new sales record and a significant improvement to unassisted sales channels. Our primary focus has been on enhancing the customer journey by prioritizing the optimization of conversion rates.

Simultaneously, with the redesign of the MEU TIM app, we embarked on a technological migration, not only simplifying maintenance efforts but also reducing time-to-market, seeking to ensure that improvements reach our users more swiftly. The transition marked a significant stride in our pursuit of innovation and efficiency, establishing a sustainable technological foundation to propel the MEU TIM app’s strategy as the primary touchpoint for our customers.

Customer Service

In order to serve our customer base of almost 61 million customers, we aligned the insourced/outsourced service operations with the best practices of the Brazilian telecommunications business.

We operate through 16 inbound call centers comprising around 10.119 sales and customer services representatives, of which 4 sites are specialized partners in customer service, with around 4,523 representatives in hybrid model (on site / homebased) and 1,394 own attendants in a 100% remote model, focusing on high-value customer service, core processes and critical “Referral Channels”.

As of December 31, 2023, we had more than 16,500 points of sale through premium shops and dealers (exclusive or multi-brand) and consolidated partnerships with large retail chains. This figure includes 158 of our own stores. In addition to these retail stores, our customers have access to prepaid phone services through supermarkets, newsstands, and other small retailers, totaling more than 197,000 points of sale throughout Brazil.

In December 2021, we launched a new store model intending to offer a welcoming service, combining experimentation and innovation. Since then, we opened six concept stores and over 40 stores in this new model. For 2024, our ambition is to renovate 22 points of sale, reaching 40% of total stores updated. The new format has several spaces where customers are able to try out smartphones and accessories that already have 5G technology, as well as equipment for connecting homes using TIM UltraFibra fixed ultra-broadband. Customers themselves will be able to carry out basic activities, such as consulting with our sales representatives, printing, paying invoices, purchasing plans and services, and even discussing with our tech experts tips for operating their devices, apps, and more. For the corporate market, we have more than 362 third-party business partners and 95 employees focused on serving small and medium-size companies and a direct sales force team of 87 employees focused on large companies.

Since 2020, digital channels have been a crucial aspect of our services through the MEU TIM mobile application and the MEU TIM web portal. These digital channels have proven valuable for self-service, prepaid customer recharging, and upselling additional services. In addition to providing an enhanced customer experience due to their prompt response capabilities, digital channels have also allowed us to reduce costs in areas such as customer service operations and sales commissions.

In 2023, we implemented a strategy to position the MEU TIM app as the primary touchpoint for our customers, focusing on a continuous journey informed by research and interviews with our clients. Throughout this period, we consistently introduced new features to our digital channels, leveraging these insights to enhance our ability to promptly address challenging issues that arise for our customers.

We expanded our service offerings for our digital customers, adding the GBM (Google Business Message) and AMB (Apple Message for Business) channels, in addition to the already implemented channels: CHAT MEU TIM (Web and App), and WhatsApp, enabling customers to choose the channel that best serves them, according to their profile, needs and behavior.

We also talk to our customers via X (formerly known Twitter), Facebook, Instagram and Linkedin, where we have almost 5 million followers, meanwhile, in 2023, the MEU TIM app maintained the best rating among customer service apps from Brazilian operators (rating 4.7 on the App Store).

Regarding the IVR service, in April 2020 we implemented the use of the TAIS virtual assistant, which uses cognitive resources so that the customer simply states their needs in natural language and in 2023 we advanced even further by adopting personalized neural voice technology, where TIM was the pioneer in Brazil, making the transformation of texts into natural dialogues a reality, abandoning the robotic standard and providing an even better, more humanized and more personalized customer service experience, as it combines human emotion and intonation patterns during telephone service.

Since 2021, we have been working to keep our “Customer Experience” foundational pillar as a focus (see “—Our Strategy”), creating initiatives that seek to put the customer as the center of decision-making. The approach used to promote this cultural transformation was guided by the relationship between customers and employees.

We have evaluated and taken action to improve the experience and professional development of our employees, with educational projects to promote engagement and insight, focused not only on technical, functional or soft skills competences, but also on the new capabilities required to reach industrial and business goals. These efforts strengthened the bonds between an employee’s business functions and the products and services they deliver to the customer. The impact was noticeable in our Organizational Climate Survey, a study performed by consulting company Mercer, considering several companies in Brazil and the global Telecom market, in which our employees’ performance with respect to “Quality and Customer Focus” increased by 1%, to 90%, from 2022 to 2023. The business area supporting these initiatives was divided into three sections: Design, Execution and Monitoring.

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

The Execution area sought to solve legacy issues, with many of them concluded, which represented the efforts in the Customer Experience governance plan. These actions were grouped on four strategic pillars:

•	Customer Centric: being customer oriented, understanding their needs, the relationship and the value proposition they expect when interacting with the Company;
•	User Experience: understand the perceptions and reactions of our customers, including their emotions, beliefs, preferences, physical and psychological responses, as well their behaviors before, during and after they use our products, offers and services;

•	Customer Monitoring: making use of tools and techniques such as big data and predictive analytics to extract value from customer information, and to identify opportunities in revenue increase, reduced costs and improved quality; and
•	Crew Experience: With the understanding that our employees are key to create great customer experiences, empower our employees so that it is clear we are a consumer-oriented organization.

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

We also enhanced our interactive voice response channels to include more customer-oriented services.

In 2022, we won the RA1000 Seal, from the “Reclame Aqui” website, which receives customer complaints and forwards them to companies for resolution, reinforcing the commitment with our customers.

We completed the migration of prepaid and postpaid consumer back-office services (front end was implemented in 2015) to the Siebel customer relationship management, or CRM, platform. The migration to the Siebel system from legacy systems for corporate clients is still ongoing.

In 2023, we started some use cases with generative AI: virtual agent assistant, real time speech and text with call summarization and an evolved chat bot. In the next 12-18 months we expect the implementation of the AI technology in such cases to impact in cost reduction, better customer experience and increase productivity.

Lines of Revenue

Our revenues from mobile and fixed services includes: (i) monthly subscription charges, (ii) network usage charges for local mobile calls, (iii) roaming fees, (iv) interconnection charges, (v) national and international long-distance calls, (vi) Value-Added Services, and (vii) co-billing. Additionally, we have revenues from sales of products (mobile handsets and accessories), (viii) IoT Solutions Setup Fee (ix) IoT monthly subscription charges and other customer platforms revenues.

Monthly Subscription Charges

We receive a monthly subscription fee under our postpaid mobile plans, which varies based on the usage limits under the relevant plan.

Network Usage Charges

ANATEL has defined that the each National Code (CN) represents a home registration areas. Calls within the same home registration area are considered local calls. Each of our customers is registered as a user of one of our home registration areas.

•	VC1 (local rate): The VC1 rate is our base rate per minute and applies to mobile/fixed or mobile/mobile calls made by a customer located in the customer’s home registration area to a person registered in the same home registration area.
•	VU-M: The VU-M, also known as an interconnection rate for mobile phones or mobile termination rate, is the fee another telecommunications service provider pays for the mobile companies for the use of their network. See “—Interconnection Charges.”

As determined by ANATEL (Acts No. 987/2020, and No. 3246/2023), VU-M values are as follows:

Region of the GAP*	Values starting in February 25, 2021	Values starting in February 25, 2022	Values starting in February 25, 2023	Values starting in February 25, 2024
I	R$ 0.01380	R$ 0.01422	R$ 0.01468	R$ 0,01472
II	R$ 0.01527	R$ 0.01550	R$ 0.01578	R$ 0,01599
III	R$ 0.02814	R$ 0.02947	R$ 0.03082	R$ 0,01738

·	*General Authorization Plan (“GAP”) for Personal Mobile Service

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

Recently, ANATEL determined the elimination of geographic restrictions on MVNOs (Authorized and Accredited), including for Roaming EIR (within the same registration area). Also, was determined to impose (i) exclusivity of contracting only in Roaming EIR and 5G Stand Alone, in addition to demanding an ex-post impact assessment of the regulatory intervention contrary to exclusivity during the 18 months of its validity (until March 2025); and (ii) prohibition, for five years, of charging for M2M and IoT subscriptions (until September 2027).

Interconnection Charges

We receive interconnection revenues for any calls originated from other service provider’s network, mobile or fixed line, which is received by any mobile customer, ours or of other providers, while using our network. We charge the service provider from whose network the call originates an interconnection fee for every minute our network is used in connection with such call. On the other hand, we must pay the fees for other telecommunications companies, when our users place a call to phones connected to other network operators.

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

For mobile customers, we offer long distance services throughout Brazil. This service allows our mobile customers the option of continuing to use our service for long distance calls, which we believe strengthens our respective relationship and loyalty, and enhances the perception of our brand as a comprehensive mobile telecommunications service. Mobile customers of other service providers can also choose to use our long-distance service.

Under this structure, a customer is charged the VC1 rates directly by us only for calls made by and completed to a number registered within that customer’s home registration area. Long distance calls, however, are charged to a customer by the chosen long-distance carrier. When our customer chooses other long-distance carriers, in turn, the other carrier pays us a VU-M fee for any use of our network for a long-distance call.

VU-M is the fee another telecommunications service provider pays to us for the use of our network by such provider’s customers, in this case for long distance calls. See “—Interconnection Charges.”

Co-Billing Services

Co-billing occurs when we bill our customers for long-distance services rendered on behalf of another service provider. Beginning July 2003, we started providing co-billing services to other telecommunication service providers operating in Brazil. The fee to provide such service to the long-distance carrier is defined by ANATEL and the rate charged to the subscriber follows the rating plan from the long-distance carrier.

IoT Solutions Setup Fee

We receive a one-time fee under our IoT solutions, which varies based on the solution contracted, the number of IoT devices connected and the CAPEX invested by TIM on implementing the project.

IoT Monthly Subscription Charges

We receive a monthly subscription fee under our IoT solutions, which varies based on the solution contracted, the number and data consumption of the IoT devices and other platforms.

Sales of Product

We offer a diverse portfolio of handset models from several manufacturers for sale through our dealer network, which includes our own stores, exclusive franchises and authorized dealers. We are focused on offering an array of handsets, including essential and smartphones devices with enhanced functionality for Value-Added Services, while practicing a policy of increasing 5G smartphone penetration. Our mobile handsets can be used in conjunction with either our prepaid or postpaid service plans. In 2023, we began to offer more technologies products in our own stores, like videogames, smart TVs, music devices and others.

Billing and Collection

Our company-wide, integrated billing and collection systems are provided by third-parties vendors. These systems have four main functions: (i) customer registration, (ii) customer information management, (iii) accounts receivable management and (iv) billing and collection.

These billing systems give us significant flexibility in developing service plans and billing options.

Certain aspects of billing customers in Brazil are regulated by ANATEL. For mobile and fixed telephones, currently if a customer’s payment is more than 15 days overdue, we can suspend the customer’s ability to make outgoing calls if preceded by a notification. If the payment is 45 days overdue, we can suspend the customer’s ability to receive incoming calls, also if preceded by a notification. For residential broadband, currently if a customer’s payment is more than 15 days overdue, we can reduce the speed of the customer’s broadband access and if the payment is 45 days overdue, we can suspend the customer’s broadband access. After 90 days from the customer’s payment due date, we generally discontinue service entirely, with a notification to the customer. Discontinuation of service is sometimes delayed, however, between 120 and 180 days after the due date for valued customers. The rules of suspension and discontinuation of fixed and residential broadband service are the same as those applied for the mobile service. The new User Rights Regulation (“RGC”) – Resolution No. 765 published in November 2023, established new rules, such as the suspension of charges during the suspension period. The new rules will come into force as of September 2, 2024, and we, along with other companies in the telecom industry, are challenging some of these at ANATEL.

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

In 2020, we expanded our capillarity of collection methods, at the time being the only telecommunication company to offer the possibility of paying with the new instant payment system developed by the Brazilian central bank (known as PIX) to the entire customer base, which allows us to immediately recognize and act upon payments, e.g., to restore services of customers that were in default.

In 2022, we had our best bad debt ratio over revenue in recent years, even with the challenging economic scenario. Since 2022, there has been a considerable increase in the number of customers using PIX, stimulated by several actions to encourage this form of payment. In 2023, PIX’s penetration in TIM is higher than the market average.

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

Regional Overview

We provide 4G coverage in 5,570 cities to 100% of the urban population of Brazil, making our 4G network the most extensive in the country.

Lastly, 2022 was marked by the launch of 5G technology in Brazil, which seeks to meet the demand for higher connection speeds. We ended 2023 having launched 5G technology in 209 cities, including all the 27 state capital cities of Brazil, with a much higher number of antennas than required by ANATEL, allowing us to provide an even better experience for our customers.

The following table shows information regarding Brazilian mobile telecommunications, at the dates indicated.

	As of or For the Year Ended December 31,
	2023	2022	2021
Brazilian population (millions)(1)(2)	203.1	207.8	213.3
Estimated total penetration (%)(3)(4)	126.1	117.6	103.7
Brazilian wireless subscriber base (millions)	256.2	252.0	254.9
National percentage subscriber growth (%)	1.6	(1.1)	1.2

(1)	According to the last information disclosed by IBGE from the preview of the population of the municipalities based on data collected by the 2022 Demographic Census (December 2022), that was reviewed in the mid of 2023
(2)	The 2022 and 2021 numbers were based on an estimate released by the IBGE and considering actual data collected in respect of 2023, appeared to show an upward deviation which may have considered the population higher than it should have.
(3)	Percentage of the total population of Brazil using mobile services, equating one mobile line to one subscriber (December 2022).
(4)	Based on information published by ANATEL and IBGE/IPC Maps (December 2023).

Our Network

Our mobile network uses 5G, 4G, NB-IoT, 3G and 2G technologies and cover 100% of the urban Brazilian population.

Between 2007 and 2014, we acquired new RF authorizations used for 3G and 4G mobile telephone services at the 2100 MHz, 2500 MHz and 700 MHz bands. In order to move toward 4G services, in October 2012, we acquired additional bandwidth in the 2,530-2,540 MHz and 2,650-2,660 MHz sub-bands, with national coverage. In September 2014, we invested approximately R$2.85 billion to acquire bandwidth in the 700 MHz range, which aligned with our strategy of expanding our broadband and 4G service across Brazil. We began providing our services in the 700MHz range in 2016. See “—Regulation of the Brazilian Telecommunications Industry—Frequencies and Spectrum Background”. In December 2015, ANATEL auctioned left over radio frequencies in the 1,800 MHz, 1,900 MHz and 2,500 MHz bands. We submitted bids for the left over lots of the 2,500 MHz band, in the 2,500-2,510 MHz and 2,620-2,630 MHz sub-bands – known as P-Band, which had originally been auctioned in 2012. This particular P-Band spectrum provides for 4G mobile services. We acquired the lots for Recife, in the state of Pernambuco (Region AR 81), and Curitiba, in the state of Paraná (Region AR 41), based on our bids which totaled R$57.5 million. The corresponding authorization terms were signed in July 2016. During 2017, several municipalities throughout Brazil had their analog TV signals switched-off, freeing up the bandwidths in those regions for 4G mobile services. In 2018, the analog TV switch-off schedule was completed in regions where it is necessary to clean up the 700 MHz spectrum for the LTE. Therefore, by September 2019, all municipalities were able to receive our expanded 4G coverage through the 700 MHz band. Throughout 2024, the entity created to ensure the spectrum cleanup, called the Entity for Administration of TV and RTV Channel Relocation and Digitalization Process, or EAD, is expected to be terminated after fulfilled its obligations. In November 2021, we invested approximately R$1.1 billion to acquire the 2.3 GHz, 3.5 GHz and 26 GHz spectrum bands, aligned with our strategy of deploying 5G technology. See “—Regulation of the Brazilian Telecommunications Industry—Frequencies and Spectrum Background” and “—Regulation of the Brazilian Telecommunications Industry—Authorizations and Concessions.” In connection with the conclusion of the Reorganization whereby TIM Celular was merged into us, see “—Item 4. Information on the Company—C. Organizational Structure,” we hold all of the authorizations previously issued in the name of other companies controlled, directly or indirectly, by TIM Participações.

RF authorizations are generally valid for a period up to 20 years initially and are renewable for an additional equal period since the revision of the General Telecommunications Law in 2021, and our current authorizations started expiring in September 2022. As such, we have started requesting renewals for the same period as the authorizations reach the end of their original term (for details on spectrum licenses and expiration dates see “—Regulation of the Brazilian Telecommunications Industry—Frequencies and Spectrum Background”). In the case of authorizations that cannot be renewed, current telecommunications law sets forth that the spectrum is returned to the Brazilian Federal Government under ANATEL’s management. For this reason, revisions to the General Telecommunications Law have had a meaningful impact in the sector, generating an environment possibly more conducive to long-term investments.

As a result of our investment in infrastructure, in March 2022 we announced that we had completed our implementation of standalone 5G network CORE. This was necessary for us to be able to provide fifth-generation services in accordance with government requirements. ANATEL approved a revised schedule for granting access to the 3.5 GHz spectrum band in order to activate the 5G network in the Brazilian capital and Federal District of Brasília after August 2022, commencing the commercial operations of 5G Standalone (5G SA) throughout Brazil. In 2022, we began the rollout and now have 5G coverage in Brasília and all 26 state capitals reaching a total 209 cities at the end of 2023, with a special focus on the cities of São Paulo, Rio de Janeiro, Curitiba, Recife, Salvador, Brasília e Fortaleza, where 100% of the neighborhoods were covered and where we have the highest number of sites compared to our competitors, allowing traffic growth through a new, faster and more efficient access network.

We consider the purchase of any frequency made available by ANATEL for the provision of mobile services as a priority, since having available frequency is core to our business. In 2021, we made R$3,213 million in investments, primarily in capacity and coverage 4G, mainly using M-MIMO antennas, core functions virtualization, expansion and capacity enhancement of our optical transport networks, infrastructure resilience, quality maintenance and enabling of fiber-to-the-site and the mobile broadband MBB programs.

These investments allowed us to reach, by the end of 2023, the milestone of all the 5,570 Brazilian cities with 4G coverage, or 100% of the country’s urban population. We are thus the leader in 4G coverage in Brazil among mobile telecommunications providers, both by number of cities served and percentage of population covered.

On July 22, 2020, we obtained the ANATEL’s approval, and, on June 3, 2020, obtained CADE’s approval for the execution of two agreements with Vivo aimed at sharing 2G, 3G and 4G mobile network infrastructure for agreed consideration, increasing the network cost efficiency through the the initiatives Single Grid and 2G Switch-off. These two sharing agreements reinforce the evolution process of the Brazilian telecommunications market in terms of network infrastructure sharing. The rollout of the rest of the project will continue in 2024. For details see “Item 4. Information on the Company—A. History and Development of the Company—Historical Background—TIM and Vivo new sharing agreement”.

Our wireless network has both centralized and distributed functions, and includes mainly transmission equipment, consisting primarily of more than 6 thousand 5G gNodes, 66 thousand eNodeBs in our 4G network, more than 17 thousand NodeBs for the 3G layer and more than 13 thousand BTSs for 2G network as of December 2023, considering site-sharing, hardware equipment and software installation and upgrades. The network is connected primarily by optical fiber transmission systems and MW radios distributed nationwide.

Another priority is developing our national network. In December 2023, we continued to increase the quantity of sites connected by optical fiber, as well as integrating mobile sites acquired with Oi assets, reaching more than 12,500 of sites connected by optical fiber. The results are consistent with ANATEL’s network quality requirements, and with TIM retaining its solid performance in 2022. Since national coverage and quality of service has improved substantially over the last few years, ANATEL has shifted its focus in recent years. ANATEL is now concentrating its efforts on smaller geographic areas, particularly in those areas where service is still considered poor.

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

In 2021, TIM performed a carve-out and concluded the closing of a transaction with IHS Fiber Brasil – Cessão de Infraestruturas Ltda., for the acquisition of a controlling equity interest in FiberCo Soluções de Infraestrutura S.A. (later renamed I-Systems), a company established by TIM for the segregation of network assets and the provision of infrastructure services, with the mission of deploying, operating, and maintaining last-mile infrastructure for broadband access with TIM as the anchor customer. I-Systems began its operation with approximately 15,000 km of secondary network fiber, covering approximately 6.4 million households (homes passed), with 3.5 million in FTTH and 3.4 million in FTTC.

At the end of 2023, our fixed infrastructure, including remaining metropolitan infrastructure and long-distance assets, is highlighted by the following characteristics:

•	an extensive fiber transport network including a national backbone, regional fiber to the city and a metro network with more than 122,000 km of fiber;
•	more than 1,500 cities connected with optical fiber; and
•	more than 12,500 towers connected with optical fiber.

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

By the end of 2023, we contabilize 16 new virtualized Core Network Datacenters (DCC) located in Rio de Janeiro (2), São Paulo (2), Fortaleza (2), Salvador (2), Brasília (2), Belo Horizonte (2), Belém (2) and Curitiba (2), in addition to 19 new virtualized Edge Network Datacenters (DCE) located in Campinas, Porto Alegre, Natal, João Pessoa, Florianópolis, Blumenau, Maringá, Londrina, São Luis, Goiânia, Foz do Iguaçu, Santos, São José dos Campos, Uberlândia, Varginha, Feira de Santana, Teresina, Manaus and Ponta Grossa. Most of our core network functions are already running in a virtualized fashion by means of these network datacenters. The migration of additional network functions to a virtualized datacenter will be based on a roadmap of virtual network functions, or VNFs, respecting the maturity of each network function.

Similar to the movement of IT Systems to Public Cloud Infrastructure, Network Functions have also been planned to be migrated to the cloud, respecting their particularities regarding high availability and performance. In order to guarantee this movement, NFV Architecture had an important role for the evolution of these NFs from a Virtual environment (VNF) to a Cloud environment (CNF). As result of this journey, TIM intends to move Network workloads to a hybrid cloud (On-Premises and Public Cloud) throughout the next 3 years. TIM understands that Cloud Infrastructure is a second step (just after NFV) to establish an economically more efficient infrastructure, not only for reducing investment/costs, but also for speeding up project deployments and reducing time-to-market of new offers.

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

In 2014, we started to change our Mobile Packet Core platform to a Unified Packet Core based on the most advanced 3GPP Evolved Packet Core standards, providing a coordinated seamless mobility management in a HetNet access environment (full multiple-access nodes for 2G/3G/4G/Femto) in order to support the huge increase in data demand in the Brazilian telecommunications market, as discussed elsewhere throughout this annual report on Form 20-F. The Evolved Packet Core platform is also evolving to an NFV model, based on 3GPP’s Control and User Plane Separation of EPC nodes. This enables flexible network deployment and operation, by distributed or centralized deployment and the independent scaling between control plane and user plane functions.

In 2022, we started to implement our 5G SA Core, following 3GPP standards, providing 5G Standalone services for our customers, with new capabilities like reduced RTT – Round Trip Time and mission critical IoT services. The 5G core was implemented in a Cloud environment (CNF).

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

In 2023, we kept the transformation pace of 2022 in our network decommissioning program. Decommissioning governance model, materialized in new projects to manage our assets within budget limits and an effective and consistent communication channel (“RADAR 4.0”), guaranteed the strategy. Automations and procedural improvements substantially reduced the number of service level agreements for decommissioning. We consolidated new models of reverse logistics, direct discard from industrial buildings (including IT and OSS), integrity control flows and “Decommissioning by Design” (when costs related to decommissioning are included in network optimization/evolution projects), increased production capacity through new service contracts, and sponsored the growth of our tax and accounting teams that contribute to the decommissioning process.

As a result, we were able to support the strong increase in demand generated by strategic projects such as the integration of SPE Cozani, the Vivo Sharing Agreement, the Integrity Control Appointments and others. As of the date of this annual report, we have a more robust structure in place able to support the demand expected for 2024.

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

In July 2015, TIM Celular (now TIM S.A.), Oi and Vivo entered into an agreement for the reciprocal assignment of LTE network media (4G), similar to the agreement between TIM Celular (now TIM S.A.) and Oi in 2012, but also covering frequencies sharing. As with the prior sharing agreements, ANATEL and CADE approved the agreement between the parties. After Oi’s bankruptcy process, in 2022, we and Vivo requested CADE’s clearance for a contract addendum, in order to continue the sharing agreement without Oi. This clearance was granted by CADE on February 13, 2023, and we are currently in the process of finalizing and executing the amendment to the agreement.

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

Roaming Agreements

We have entered into roaming agreements for automatic roaming services with other mobile operators outside our covered areas. Automatic roaming allows our customers to use their mobile telephones on the networks of other mobile operators while traveling abroad or out of TIM coverage areas in Brazil. Similarly, we provide mobile services for customers of other mobile operators when those customers place or receive calls while visiting Brazilian cities with TIM coverage. We provide services for the clients visiting our network on the same infra-structure basis provided to our own clients. All of the mobile operators party to these agreements must carry out a monthly reconciliation of roaming charges with its roaming partners.

National Roaming Agreements

In 2017, ANATEL required TIM, Claro, Oi and Vivo to guarantee the provision of mobile services (voice, SMS and data) in all cities with less than 30,000 inhabitants through roaming agreements. Considering that in December 2023 TIM started to have its own coverage in 100% of the national territory, a process was initiated to deactivate the use of roaming in other Brazilian operators. However, TIM continues to offer its coverage to other operators. In 2023, ANATEL started to encourage the expansion of agreements to include highways.

International Roaming Agreements

We have international roaming agreements available in 207 different countries with 436 international operators that encompass 512 individual (PMNs) networks. These agreements include at a minimum voice service and may be enhanced based on the technology available on the visiting network and can include voice, SMS and data (2G, 3G, 4G, 5G NSA and VoLTE). Our international roaming agreements have steadily expanded in recent years. By the end of 2023, we expanded our 5G NSA data coverage to 69 countries, covering the main travel destinations for Brazilians. We have also increase new 13 countries with 4G coverage meaning now we offer 4G roaming in 118 countries and established VoLTE connections in nine countries.

In November 2018, Brazil entered into a free trade agreement with Chile, which resulted in the end of international roaming charges between the two countries. On October 13, 2021, the Legislative Decree No. 33/2021, which approved the free trade with Chile, was sanctioned by the President of the Senate. With the approval, the agreement would come into force on January 25, 2022, and the end of roaming charges was expected by January 25, 2023. Due to a request of the Chilean Regulator, the implementation of the Article 11.25 of the free trade agreement was postponed to July 25, 2023, when it came into force. The agreement signed in July 2019 with other Mercosur countries to eliminate international roaming. In July 2023, the operational manual on international roaming services was approved through decision No. 2 as established in Article 11.25 of the free trade agreement between Brazil and Chile.

Regulation of the Brazilian Telecommunications Industry

General

The telecommunications sector is regulated by ANATEL, which was established by law and is administratively independent and financially autonomous from the Ministry of Communication (Ministério das Comunicações). ANATEL is responsible for reviewing and amending all administrative regulation regarding services, completion and customer’s rights related to telecommunications, issuing formal authorizations, and performing inspections, as set forth in the General Telecommunications Law and the Regulamento da Agência Nacional de Telecomunicações, or the ANATEL Decree.

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

Brazilian Federal Government

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

Also, there were some relevant decrees involving 5G. They were: (i) Decree No. 10,799 which updated Decree No. 9,612/2018 (telecom public policies), allowing the Government’s network to be built by other entities, not only Telebras; (ii) Decree No. 10,800 established the Amazon Integrated and Sustainable Program (PAIS). One of its objectives is to expand telecom networks to the Amazon region, in addition to creating a management committee to monitor them, among other provisions; and (iii) Ministry of Communications Decree No. 1,924/21 about 5G guidelines, mainly about network security; obligation to provide an exclusive government network; backhaul for agribusiness; coverage of federal highways aligned with the Ministry of Infrastructure, among others. In order to use the Universal Telecom Services Fund (FUST), (i.e., the contribution that the telecom sector makes annually), Law No. 14,109/2020 was introduced authorizing the use of FUST, including by the private sector, to expand connectivity in rural or urban areas with a low human development Index (HDI) as well as policies for education and tech innovation of services in rural areas.

In 2020, the Decree No. 10,480/2020 was published by the Brazilian Federal Government, which regulates antennas (Law No. 13,116/2015) with the purpose of stimulating the development of telecommunications network infrastructure. This decree is aimed to foster development of telecommunication network infrastructure and is a major step towards unlocking historical problems in the sector preventing its development, for example, some historical problems that the regulation seeks to cure include free right of way on highways and railways, positive silence, small cells and dig once.

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

In addition, the new legislation removes the obligation to share towers within a distance of less than 500 meters from each other. The withdrawal of this obligation was considered essential for the implementation of 5G in Brazil, including to allow for the expected increase in density for the new technology.

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

In March 2022 Decree No. 11,004/2022 was published, which defines how the Fund will be operationalized and foresees how the resources will be applied to any telecommunications service.

Also in 2022, Decree No. 11.304/2022 was published, establishing new rules for the Customer Service (SAC). The new “SAC Decree” brought more flexible rules regarding service hours, provision of protocol and digital service.

In 2023, Decree No. 11,856/2023 was published, establishing the National Policy for Cybersecurity (PNCIBER) with cybersecurity guidelines in Brazil. This decree also creates the National Committee of Cybersecurity.

ANATEL

Over the years, ANATEL has published several Resolutions that apply obligations to the telecommunications sector, among which we can highlight:

Resolutions published in 2023

(i)	Resolution No. 759/2023: this Resolution approved the new PDFF - Radio Frequency Allocation, Distribution and Destination Plan
(ii)	Resolution No. 760/2023: this Resolution approved the new ‘Signal Jammer Resolution

(iii)	Resolution No. 761/2023: this Resolution amend the Resolution No 717/2019 which approved the RQUAL
(iv)	Resolution No 765/2023: this Resolution approved the new RGC – General Consumer Protection Regulation
(v)	Resolution No 766/2023: this Resolution approved the allocation of RF sub-bands in the 4.9 GHz band

Main Public Consultations held in 2023

(i)	Public Consultation No. 23/2023: Technical and Operational requirements for RF Spectrum Use
(ii)	Public Consultation No. 64/2023: PGMC - General Plan of Competition
(iii)	Public Consultation No. 65/2023: RUE – Spectrum Use Regulations
(iv)	Public Consultation No. 68/2023: Technical and Operational requirements for authorization in a delimited area (polygons)
(v)	Public Consultation No. 71/2023: Regulation for Sectoral Data Collection
(vi)	Call for Subsidies No. 13/2023: Regulation of Users’ Duties (Fair Share)
(vii)	Call for Subsidies No 21/1023: Review of Regulation for the Application of Administrative Sanctions (RASA)
(viii)	Call for Subsidies No 23/2023: Technological transition from 2G and 3G standards to 5G (2G/3G switch off)
(ix)	Call for Subsidies No 25/2023: Evaluation of roaming application on highways

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

In June 2020, the Brazilian Federal Government published Decree No. 10,402/2020 which regulates Law No 13,879/2019 and provides for the adaptation of the concession instrument to authorization of telecommunications service and on the extension and transfer of radiofrequency authorization, grants of telecommunications service and satellite exploration rights.

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

Obligations of Telecommunications Companies

Among all the obligations imposed on telecommunications providers, Resolution No. 632/2014 has the most significant impact. Pursuant to this resolution, ANATEL approved the adoption of a single regulation for the telecommunications sector, the RGC, with general rules for customer service, billing, and service offers, which are applicable to fixed, mobile, broadband and cable TV customers. This regulation was subject to a Public Consultation in 2020, and a new Regulation was published by ANATEL in November 2023 (Resolution No. 765/2023) and will come into force as of September 2, 2024. In December 2019, ANATEL approved RQUAL, which came into force in March 2022. After reviewing certain indicators, operators will be classified from A-E (expected to take place in 2023). See “—Quality Management Regulation.”

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

In recent years, ANATEL initiated certain administrative proceedings against TIM Celular (now TIM S.A.) for noncompliance with certain quality standards and noncompliance with its rules and authorization terms. We have been fined by ANATEL in some proceedings and are still discussing the penalty imposed in appeals before the agency. As a result of these proceedings, ANATEL applied some fines that did not cause a material adverse effect on our business. On December 31, 2023, the total amount of these fines was R$301 million (after adjusting for inflation). However, only R$32.9 million (after adjusting for inflation) was classified as “probable loss” by our legal advisors. The significant amount related to fines classified as “possible loss” is a result of ongoing litigation.

On August 22, 2019, ANATEL’s board of officers unanimously approved the execution of a regulatory agreement, or TAC, with TIM S.A., effective for the 4 years after its execution. The agreement sets fines against us in the total amount of R$639 million. The commitment we assumed, as also approved by our Board of Directors on June 19, 2020, foresees actions to develop our services from three different perspectives: (i) customer experience, quality and infrastructure, through initiatives to improve the licensing process of base stations and efficient use of resources, (ii) evolution of digital service channels, decreasing complaint rates and user repair demands, and (iii) reinforcement of transportation and access networks. In addition, the agreement also includes the commitment to bring mobile broadband through the 4G network to 350 cities with less than 30 thousand inhabitants thus reaching over 3.4 million people and the application of Internal Controls Management to ensure compliance with the closed proposal and the commitment to not impose inspection obstructions. As released to the market in June 16, 2020, and previously approved by ANATEL on August 22, 2019, the TAC provided the implementation of the new infrastructure in three years, with our assurance that these areas will be shared with other providers.

In TIMs view, by January 2024, 68% of commitments had already been completed, 15% under analysis and 17% in progress.

TIM has been complying with the TAC implementation schedule and has been presenting its understanding to ANATEL in cases in which the Agency indicates signs of non-compliance in the Schedule Item Non-Compliance Investigation Procedures (PADIC) eventually established.

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

In July 2018, ANATEL published the PGMC 2018, which revised PGMC 2012 and created new markets: (i) mobile network; and (ii) national roaming; and (iii) high-capacity data transport. According to the PGMC 2018 proposal, cities in Brazil will be classified by levels of competition (1 – competitive, 2 – moderately competitive, 3 – less competitive, 4 – non-competitive), and asymmetric measures will be applied according to the market competition. In addition, also based on the proposal submitted to public consultation, wholesale relevant markets will be defined as follows:

PGMC 2012	PGMC 2018
Wholesale mobile call termination	Wholesale mobile interconnection
National roaming	National roaming
Full unbundling and bistream, or, wholesale fixed network infrastructure access less than 10 Mbps	Wholesale fixed network infrastructure access
Leased lines, interconnection class V, interlinking, or, wholesale fixed network infrastructure transport less than 34 Mbps	Leased lines
Ducts, trenches and towers, or passive infrastructure	* towers regulated by law
–	Wholesale fixed interconnection
–	High capacity data transport

Under the PGMC 2018, TIM has been classified as having significant market power in the following markets: (i) mobile network termination (otherwise referred to as the mobile network termination market); (ii) national roaming; and (iii) high-capacity data transport (five municipalities). The measures applied to a significant market power operator in those markets include: (a) the application of mobile termination rates on a glide path based on a price cap system and the partial application of the Bill & Keep system (at a 50% threshold, (i.e., not a significant market power operator pays only if the terminated traffic on the significant market power operator network is more than 50% of the total traffic exchanged) and only until the next revision of the PGMC, currently in Public Consultation; and (b) an obligation to offer the service of national roaming service to operators not having significant market power.

Due to such classification, we are subject to increased regulation under the PGMC 2018, which could have an adverse effect on our business, financial condition and results of operations. Specifically, because we have been classified as having significant market power in the mobile network termination market, the rates charged by mobile service providers to other mobile service providers to terminate calls on their mobile networks, or VU-M, are regulated. On July 4, 2014, approved, by means of Resolution No. 639/2014, a rule for the definition of maximum reference rates for entities with significant market power, based on a cost model, for VU-M, TU-RL, and EILD. Pursuant to ANATEL’s rule, reference rates will decline based on a glide path until the cost modeling known as BU-LRIC is applied (in 2019, for VU-M and TU-RL; and in 2020, for EILD). On July 7, 2014, published the corresponding Acts Nos. 6,210/2014, 6,211/2014 and 6,212/2014, which determined the specific reference rates effective as of February 2016. On December 19, 2018, published the corresponding Acts Nos. 9,918/2018, 9,919/2018 and 9,920/2018, which determined the specific reference rates effective as of February 2020. Before coming into force, started revising these acts and, on February 24, 2020, published the new Acts Nos. 986/2020 and 987/2020. Recently, published Act 3,246/2023, in which it edited the reference values until 2027 from the change from top-down model to bottom-up model.

Because of our classification as having significant market power in the national roaming market, we must also offer roaming services to other mobile providers without significant market power at the rates approved by ANATEL. We are also required to provide access to our high-capacity data transport network due to our classification as having significant market power in that market.

Until July 2018, roaming reference values were provided for in Act No. 9,157/2018. After deliberation by ANATEL’s Board, the new values are now provided for in Act No. 8,822/2022.

In the high-capacity data transport, ANATEL’s Board recently approved Act No. 15,944/2022, replacing Act No. 9,161/2018.

For additional detail, see “—Lines of Revenue—Network Usage Charges,” “—Lines of Revenue—Roaming Fees,” “—Lines of Revenue —Interconnection Charges” and “—Lines of Revenue—Long Distance” above.

Interconnection Regulation

Telecommunication operators must publish a public interconnection offer on both economic and technical conditions and are subject to the “General Interconnection Regulatory Framework” issued by in 2005.

In October 2011, established a mechanism for reducing fixed-to-mobile call rates, that results on a glide path to the reduction of mobile interconnection rates (VU-M) from 2012 to 2018, in accordance with Resolution No. 600/2012.

In addition to the VU-M reduction, ANATEL established a bill and keep, or B&K, rule between significant market power and non-significant market power PCSs. From January 2013 until February 2015, the B&K was 80%/20%. On February 12, 2015, ANATEL approved, by means of Resolution No. 649/2015, the following new B&K percentages, amending the percentages established by Resolution No. 600: 75%/25%, from 2015 until 2016; 65%/35%, from 2016 until 2017; 55%/45%, from 2017 until 2018; and 50%/50%, from 2018 until 2019, which was the object of a judicial suit (ongoing), in order to suspend its effects. In July 2015, we filed a lawsuit seeking to annul Resolution No. 649/2015 and maintain the percentages originally established by Resolution No. 600/2012, which currently remains pending a final decision. However, as discussed above, the PGMC 2018 in 2021 set the partial Bill & Keep threshold to 50% (i.e., a non-significant market power operator pays only if the terminated traffic on the significant market power operator network is more than 50% of the total traffic exchanged) (PGMC 2018 is under ongoing review, in the public consultation phase). In addition, ANATEL determined the end of the existing additional 20% on the value of mobile termination rate paid by significant market power operators to non-significant market power operators.

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

On February 24, 2017, considering the glide path provided in Act No. 6,211, VU-M rates were again reduced, depending on the region, to the level of approximately R$0.05, in 2018, it was also reduced to levels of R$0.03, in 2019, it was reduced to levels of R$0.01 and, in 2020, it was reduced to levels of R$0.03. In December 2020, ANATEL published the Act 987/2020 setting forth a mobile termination rate which would be valid from 2020 until 2023. As of the date of this annual report, Act 3.246/2023 provides for VU-M values until 2028.

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

The Presidential Decree No. 8,711/2016 was enacted by the Brazilian President on May 11, 2016, and provided additional detail on the Internet Framework in three main aspects: (i) clarification of the scope and implementation of the net neutrality rules, (ii) implementation of the rights and obligations related to privacy and data protection regarding Brazilian Internet users, and (iii) governance of the Internet Framework, including authorities entitled to enforce the legislations. See “—Review of the Current Regulatory Model for the Provision of Telecommunications Services.”

Privacy and Data Protection

On August 14, 2018, the Brazilian Government passed the LGPD. This new law is closer to the European Union General Data Protection Regulation, or GDPR, including significant extraterritorial application and considerable fines of up to 2% of a company’s global turnover of the previous financial year. The LGPD came into effect on September 18, 2020. However, the administrative sanctions provisions of LGPD only became enforceable as of August 1, 2021, pursuant to Law No. 14,010/2020. Cybersecurity incidents and data breach or leakage events may subject us to the following penalties: (1) warnings, with the imposition of a deadline for the adoption of corrective measures; (2) a one-time fine of up to 2% of gross sales of the company or a group of companies or a maximum amount of R$50,000,000 per violation; (3) a daily fine, up to a maximum amount of R$50,000,000 per violation; (4) public disclosure of the violation; (5) the restriction of access to the personal data to which the violation relates, until corrective measures are implemented; (6) deletion of the personal data to which the violation relates; (7) partial suspension of the databases to which the violation relates for up to 12 months, until corrective measures are implemented; (8) suspension of the personal data processing activities to which the violation relates for up to 12 months; and (9) partial or full prohibition on personal data processing activities. The Brazilian National Data Protection Authority, as well as other competent authorities, have initiated certain supervisory and administrative sanctioning procedures, as well as individual or collective legal actions based on the violation of the data subject’s rights and subject to civil liability.

We have set up a team tasked with adapting our processes and technologies to ensure compliance with the LGPD requirements. Notably, we have, among other developments, created a specific clause for the protection of personal data in our contracts with suppliers and business partners, developed training for all employees and salesforce as well as customized training for top leadership on the topic of data protection, and we are monitoring the privacy and data protection management program with the goal of maintaining compliance with laws and regulations applicable to the subject, and created an Executive Data Protection Committee, led by the CEO.

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

In December 2010, ANATEL auctioned an empty 3G band of radio spectrum consisting of (10+10) MHz in 2.1 GHz in the whole country (the “H Band” Auction), and other left-over frequencies in the 900 MHz and 1800 MHz bands that had not been assigned in previous auctions. In this auction: we, Vivo, Claro and Nextel (now America Movil) acquired blocks of frequencies.

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

The auction also required the winning bidders to proportionally reimburse the broadcasters for the cleanup of the spectrum previously held and used by them. We spent R$1,199 million in order to create in March 2015 the EAD with the other winning bidders, to ensure the spectrum cleanup. The price allocated to the cleanup of the spectrum related to unsold blocks was shared proportionately among the winning bidders who bought the other blocks. To offset such additional cost to the winning bidders, the price of the 700 MHz spectrum was discounted using ANATEL’s WACC methodology. In September 2019, all Brazilian municipalities are able to receive TIM’s expanded 4G coverage through the 700 MHz band.

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

The actual scenario of frequencies granted to us by ANATEL is presented on the tables below:

Territory	Frequencies
UF	450 MHz	700 MHz	800 MHz	900 MHz	1800 MHz	Additional 1800 MHz	1900 MHz (3G)	2100 MHz (3G)
Acre		December 2029	March 2031*	March 2031*	March 2031*	April 2032	April 2038	April 2038
Alagoas		December 2029	December 2028	December 2032	December 2032	-	April 2038	April 2038
Amapá		December 2029	March 2031*	March 2031*	March 2031*	April 2032	April 2038	April 2038
Amazonas		December 2029	March 2031*	March 2031*	March 2031*	April 2032	April 2038	April 2038
Bahia		December 2029	August 2027*	August 2027*	August 2027*	-	April 2038	April 2038
Ceará		December 2029	November 2028*	November 2032	December 2032*	-	April 2038	April 2038
Distrito Federal		December 2029	March 2031*	March 2031*	March 2031*	April 2032	April 2038	April 2038
Espírito Santo		December 2029	March 2031*	March 2031*	March 2031*	April 2032	April 2038	April 2038
Goiás		December 2029	March 2031*	March 2031*	March 2031*	April 2032	April 2038	April 2038
Maranhão		December 2029	March 2031*	March 2031*	March 2031*	April 2032	April 2038	April 2038
Mato Grosso		December 2029	March 2031*	March 2031*	March 2031*	April 2032	April 2038	April 2038
Mato Grosso do Sul		December 2029	March 2031*	March 2031*	March 2031*	April 2032	April 2038	April 2038
Minas Gerais ***		December 2029	April 2028*	April 2028*	April 2028*	April 2032	April 2038	April 2038
Pará		December 2029	March 2031*	March 2031*	March 2031*	April 2032	April 2038	April 2038
Paraíba		December 2029	November 2028*	December 2032	November 2032*	-	April 2038	April 2038

Territory	Frequencies
UF	450 MHz	700 MHz	800 MHz	900 MHz	1800 MHz	Additional 1800 MHz	1900 MHz (3G)	2100 MHz (3G)
Paraná		December 2029	November 2028* and March 2031* for the cities of Londrina and Tamarana	December 2032* and April 2032 for the cities of Londrina and Tamarana	December 2032* and April 2032 for the cities of Londrina and Tamarana	April 2032	April 2038	April 2038
Pernambuco		December 2029	November 2028*	May 2032*	December 2032*	-	April 2038	April 2038
Piauí		December 2029	November 2028*	March 2032*	December 2032*	-	April 2038	April 2038
Rio de Janeiro		December 2029	March 2031*	March 2031*	March 2031*	-	April 2038	April 2038
Rio Grande do Norte		December 2029	November 2028*	December 2032	December 2032*	-	April 2038	April 2038
Rio Grande do Sul		December 2029	March 2031* and November 2028* city of Pelotas and its surrounding region	March 2031* and April 2032 city of Pelotas and its surrounding region	March 2031* and December 2032* city of Pelotas and its surrounding region	April 2032	April 2038	April 2038
Rondônia		December 2029	March 2031*	March 2031*	March 2031*	April 2032	April 2038	April 2038
Roraima		December 2029	March 2031*	March 2031*	March 2031*	April 2032	April 2038	April 2038
Santa Catarina		December 2029	November 2028*	September 2032	December 2032*	April 2032	April 2038	April 2038
São Paulo		December 2029	March 2031*	March 2031*	March 2031*	Interior – April 2032	April 2038	April 2038
Sergipe		December 2029	August 2027*	August 2027*	August 2027*	-	April 2038	April 2038
Tocantins		December 2029	March 2031*	March 2031*	March 2031*	April 2032	April 2038	April 2038

Territory	Frequencies
UF	2300 MHz	2500 MHz V1 Band (4G)	2500 MHz P Band** (4G)	3500 MHz (5G)	26 GHz (5G)	Additional 26 GHz (5G)	Additional 26 GHz (5G)
Acre	-	October 2027	-	December 2041	December 2031	-	-
Alagoas	-	October 2027	-	December 2041	December 2031	-	-
Amapá	-	October 2027	-	December 2041	December 2031	-	-
Amazonas	-	October 2027	-	December 2041	December 2031	-	-
Bahia	-	October 2027	-	December 2041	December 2031	-	-
Ceará	-	October 2027	-	December 2041	December 2031	-	-
Distrito Federal	-	October 2027		December 2041	December 2031	-	-
Espírito Santo	December 2041	October 2027	-	December 2041	December 2031	December 2031	December 2041
Goiás	-	October 2027	-	December 2041	December 2031	-	-
Maranhão	-	October 2027	-	December 2041	December 2031	-	-
Mato Grosso	-	October 2027	-	December 2041	December 2031	-	-
Mato Grosso do Sul	-	October 2027	-	December 2041	December 2031	-	-
Minas Gerais ***	December 2041	October 2027	February 2030*	December 2041	December 2031	December 2031	December 2041
Pará	-	October 2027		December 2041	December 2031	-	-
Paraíba	-	October 2027	-	December 2041	December 2031	-	-
Paraná	December 2041	October 2027		December 2041	December 2031	December 2031	December 2041
Pernambuco	-	October 2027	July 2031 (city of Recife)	December 2041	December 2031	-	-
Piauí	-	October 2027	-	December 2041	December 2031	-	-
Rio de Janeiro	December 2041	October 2027		December 2041	December 2031	December 2031	December 2041
Rio Grande do Norte	-	October 2027	-	December 2041	December 2031	-	-
Rio Grande do Sul	December 2041	October 2027	-	December 2041	December 2031	December 2031	December 2041
Rondônia	-	October 2027	-	December 2041	December 2031	-	-

Territory	Frequencies
UF	2300 MHz	2500 MHz V1 Band (4G)	2500 MHz P Band** (4G)	3500 MHz (5G)	26 GHz (5G)	Additional 26 GHz (5G)	Additional 26 GHz (5G)
Roraima	-	October 2027	-	December 2041	December 2031	-	-
Santa Catarina	December 2041	October 2027	-	December 2041	December 2031	December 2031	December 2041
São Paulo	-	October 2027	-	December 2041	December 2031	December 2031 (except sector 33)	December 2041 (except sector 33)
Sergipe	-	October 2027	-	December 2041	December 2031	-	-
Tocantins	-	-	December 2029	March 2031*	March 2031*	March 2031*	December 2031

*	Terms already renewed for 15 years.
**	Only covers complementary areas in the specified states. The Radio frequency Blocks of the Municipalities of the National Code 92, which were part of Lot 208, were returned.
***	Except for the cities in sector 3 of PGO for 3G and excess radio frequency.

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

Nevertheless, the TIM network is still growing and, with its backbone now reaching the North region of Brazil by using optical fiber technologies and not only via satellite, but this has also allowed TIM to strengthen and expand the services offered in that region, particularly in the states of Pará, Amapá and the city of Manaus, the capital of the state of Amazonas and a very important industrial zone.

The greatest benefits of the use of the optical fiber technology are the higher network stability and assurance, greater voice and data traffic capacity and the higher transmission rates that we can now provide to our customers, all of which are essential features to support the increasing telecommunication services demands in the region. In addition to these perspectives, we contribute to reduce social disparities, offering the same technology to our customers, as well as content residing locally in our data centers, making no difference to the technical architecture built in a big metropolitan center.

We have started discussions to apply the EILD reference rates based on cost model to the existing agreements we have with operators with significant market power in the EILD market. As part of the strategy of reducing operating expenses and as consequence of the expansion of our optic network infrastructure we are gradually deactivating leased lines such as EILD. The agreements for network sharing between the national operators is also a key factor to the reducing of leased lines. The number of leased circuits has considerably decreased along the last year. New lines are hired only in the cases where leasing is demonstrated to be the most cost-effective solution.

Currently, the EILD market in under revision in the process of Public Consultation for the new PGCM.

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

After a joint effort by ANATEL, telecom operators, and the Quality Assurance Support Authority (ESAQ) to define the objectives, criteria, and reference values of the indicators, at the end of November 2021, ANATEL’s Board of Directors formalized the reference documents that support this regulation: the Operational Manual and the Reference Values; and established the operational entry into force on March 1, 2022. Currently, the results of the quality indicators are already being disclosed monthly by the Agency on its website, specifically in relation to the Quality Seal (which stimulates competition in quality). In November 2023, the Agency determined the temporary and partial suspension of the Reference Values Document and the quality seals for the years 2022 and 2023 and granted a period of 120 days for the presentation of new proposals for methods and parameters for the definition of quality seals.

Fraud Detection and Prevention

Subscription fraud, which consists of using identification documents or personal data information of another individual to obtain mobile services, is the main fraud relating to mobile, fixed and long distance service. We are focused on implementing prevention measures in our points of sales to avoid such subscription fraud, such as: (i) digital authentication for our sales front-end system; (ii) a strong training program; (iii) maintenance of a list of offenders to prevent fraud; (iv) analysis of the documentation presented; and (v) monitoring and identification of point of sale. We also work to detect and prevent fraud by frequently improving and updating our traffic behavior monitoring and subscriber data.

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

•	ICMS. The principal tax applicable to goods and telecommunication services is a state value-added tax (Imposto sobre Operações Relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual, Intermunicipal e de Comunicação) (“ICMS”), which the Brazilian states levy at varying rates on certain revenues arising out of the sale of goods and services, including certain telecommunications services. Currently, the ICMS tax rate for domestic telecommunications services is levied at rates between 17% and 29%. The ICMS tax rate levied on the sale of mobile handsets and other products such as modem and SIM cards averages between 17% and 24%. With respect to the sale of mobile handsets, among other goods, ICMS may be charged in a different tax regime, under which another taxpayer in the distribution chain of the goods (such as, for example, the manufacturer of the goods) is required to anticipate and pay ICMS amounts that would otherwise be due in other steps of the distribution chain. There is also an exception for certain handsets whose manufacturers are granted certain local tax benefits, thereby reducing the rate to as low as 7%.
•	ISS. Since January 2018, the tax incidence over certain (but not all) Value-Added Services has increased with the inclusion of those receivables within the ISS basis of calculation due to Law No. 157/2016, which is a municipality tax with rates varying from 2% to 5%.
•	COFINS. COFINS is a social contribution levied on gross revenues. Since 2000, companies began to pay COFINS tax on their bills at a rate of 3%. In December 2003, through Law No. 10,833, COFINS legislation was further amended, becoming a non-cumulative tax, raising the rate to 7.6% for most transactions. However, telecommunications services revenues, among others, continued subject to a cumulative basis at a rate of 3%. In 2015, Decree No. 8,426 came into effect, which restored COFINS on financial revenues at a rate of 4%, except for some types of financial revenues (for example, revenues from foreign exchange variations of exportation of goods and services, revenues resulting from foreign exchange fluctuations of obligations undertaken by the company, including loans and financing and revenues related to hedging transactions on stock exchange values, and revenues from commodities and futures exchanges or over-the-counter transactions and related to our operational activities). In December 2022, Decree No. 11,322/22 reduced by half the PIS and Cofins rates levied on financial income earned by companies subject to the non-cumulative regime. The COFINS rates changed from 4% to 2%. According to the Decree, the reduction would take effect from January 1, 2023. However, on January 2, 2023, it was revoked by the newly elected Government, reestablishing the PIS and Cofins rates levied on financial income to its original values.

•	PIS. PIS is another social contribution levied at the rate of 0.65%, on gross revenues from telecommunications service activities. In 2002, Law No. 10,637 was enacted, making such contribution non-cumulative and increasing the rate to 1.65% on gross revenues, except in relation to telecommunications services, for which the method continued on a cumulative basis at a rate of 0.65%. In 2015, Decree No. 8,426 came into effect, which restored PIS on financial revenues at a rate of 0.65%, except for some types of financial revenues (for example, revenues from foreign exchange variations of exportation of goods and services, revenues resulting from foreign exchange fluctuations of obligations undertaken by the company, including loans and financing and revenues related to hedging transactions on stock exchange values, and revenues from commodities and futures exchanges or over-the-counter transactions and related to our operational activities). As noted above, in December 2022, Decree No. 11,322/22 reduced by half the PIS and Cofins rates levied on financial income earned by companies subject to the non-cumulative regime. The PIS rates changed from 0.65% to 0.33%. According to the Decree, the reduction would take effect from January 1, 2023. However, on January 2, 2023, it was revoked by the new Government, reestablishing the PIS and Cofins rates levied on financial income to its original values.
•	FUST. In 2000, the Brazilian government created the Fundo de Universalização dos Serviços de Telecomunicações (“FUST”), a fund that is supported by a tax applicable to all telecommunications services. The purpose of the FUST is to stimulate the expansion, use and improvement of the quality of telecommunications networks and services, to reduce regional inequalities and to stimulate the use and development of new connectivity technologies in order to promote economic and social development. FUST tax is imposed at a 1% rate, levied on gross operating revenues, net of discounts, ICMS, PIS and COFINS, and the cost may not be passed on to clients. Telecommunication companies can draw from the FUST to meet the universal service targets required by ANATEL.

In 2005, ANATEL enacted Ordinance No. 7/05 requiring that FUST should be paid on revenues arising from interconnection charges since its effectiveness. A notice was issued deciding that we must adjust values on the FUST calculation basis in order to include interconnection revenues received from other telecommunications companies. A writ of mandamus was filed against ANATEL to avoid the terms of Ordinance No. 7/05. The first level decision was issued in our favor. Such decision was challenged by ANATEL and the Appeal judgment confirmed the first level decision. ANATEL appealed to High Courts in order to reverse the Appeal decision.

In December 2020, Law No. 14,109 was approved with the purpose of stimulating the use of FUST to expand and improve the quality of telecommunications services, reducing regional inequalities and stimulating the use of new technologies to promote economic and social development. In the case of using FUST’s resources, the law requires the connection of all public schools by 2024 with broadband internet access. The law also provided a 50% reduction in the payment of the mandatory annual contribution of telecommunications operators to the Fund when they execute programs, projects, plans, activities, initiatives, and actions approved by the Fund’s Management Council through the use of their own resources. This requirement remains in force until December 2016, but it may be further renewed.

In the first quarter of 2022, the Brazilian Federal Government signed Decree 11,004/2022, which regulates the use of FUST and establishes directions for the use of resources by the Management Board, established in 2022.

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

Effective in 2001, the installation and inspection fee is assessed based on net activations of mobile numbers (that is, the number of new mobile activations reduced by the number of canceled subscriptions), as well as based on the net additions of radio base stations. The operations inspection fee equals 33% of the total amount of installation inspection fees that would have been paid with respect to existing equipment. The public funds raised from this installation fee are appropriated to either the Brazilian Communication Company (“EBC”), or the Brazilian National Cinema Agency (Agência Nacional do Cinema) (“ANCINE”), in order to benefit Brazilian cinema industry. Also, ANATEL charges the installation inspection fee when there is an extension of the term of validity of the right to use radio frequencies associated with the operation of the personal mobile service. We understand that such collection is unjustified and is challenging this rate in court.

On December 2020, Law No. 14,108 was sanctioned and exempts FISTEL for 5 (five) years from the base stations and equipment that integrate the machine to machine (M2M) ecosystems and, also, extinguishes the prior licensing. The definition and regulation of M2M communication systems shall be established by ANATEL. The Brazilian government also laid out in the budget law for 2021 a tax exemption forecast of FISTEL value. Additionally, in June 2021, Law No. 14,173 was approved, lowering the FISTEL fees on VSATs from R$201.12 to R$26.83.

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

Any payment of interest to stockholders is subject to withholding income tax at the rate of 15% (or 12.5% for some jurisdictions, as provided in certain Double Taxation Treaties), or 25% in the case of a stockholder domiciled in a Low or Nil Tax Jurisdiction. These payments may be qualified, at their net value, as part of any mandatory dividend. As described herein, we and our subsidiaries paid interest on equity in 2023. Please refer to “Item 5. — Operating and Financial Review and Prospects—Dividend Distribution—Interest on Equity” for detailed information.

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

Income tax and social contribution are regulated by Decree No 9,580/2018 and Normative Instruction RFB No. 1,700/2017 in addition to other federal laws and decrees.

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

In addition, we also disclose our affiliates’ activities relating to countries with economic sanctions. We entered into Roaming Agreements for the provision of telecommunication services with mobile networks, from Cuba, Lybia, North Korea, Iran, Russia, Sudan, Syria and Ukraine (Crimea occupied territories).

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

The activities, transactions or dealings we had in the year ended December 31, 2023 to our knowledge, related in any way to Designated Countries are roaming agreements for the provision of telecommunication services, which allow our mobile customers to use their mobile devices on a network outside their home network, or Roaming Agreements. In our view, the amounts related to these operations, detailed below, are immaterial in our business. The Company does not have any agreement with providers from North Korea.

Roaming Agreements with the following local mobile phone operators:

•	MTN Irancell and MCI Iran Telecom, in Iran;
•	Zain Sudan and Sudanese Mobile Telephone, in Sudan;
•	LLC Astelit, Kyvistar and MTS, in Ukraine;
•	MTS, Vimpelcom, TMT, Tele 2 and Megafon, in Russia;
•	Etecsa (also known as Cubacel), in Cuba; and
•	Syriatel Mobile Telecom SA and MTN Syria, in Syria.

The impact on our consolidated statement of income arising from Roaming Agreements with networks of the Designated Countries is detailed as follows:

	Year ended December 31, 2023
	Revenues	Charges
	(in reais)
North Korea	-	-
Ukraine	1,321.00	390.48
Sudan	1,118.81	166.89
Russia	334,733.00	12,761.33
Iran	4,743.50	-
Cuba	140,192.00	48.00
Syria	87.73	-
Total	482,196.04	13,316.70

	Year ended December 31, 2022
	Revenues	Charges
	(in reais)
North Korea	-	-
Ukraine	2,436.75	0.37
Sudan	1,522.30	56.27
Russia	145,305.12	4,440,822.96
Iran	2,376.58	133.70
Cuba	4.40	347.27
Syria	1,747.17	81,655.05
Total	153,392.32	4,523,015.62

Telecom Italia activities relating to Designated Countries

The information in this section is based solely on information provided to us by our parent Telecom Italia for the purposes of complying with our obligations under Section 13(r) of the Exchange Act.

Telecom Italia informs us that the activities, transactions or dealings it and its consolidated subsidiaries had in the year ended December 31, 2023 that, to its knowledge, relate to Designated Countries are (1) Roaming Agreements, (2) international telecommunications services agreements with international carriers, which cover delivery of traffic, or International Carrier Agreements, and (3) commercial sale and other agreements, or Commercial Sale and Other Agreements.

Telecom Italia informs us that the only activities that it and its consolidated subsidiaries had in the year ended December 31, 2023 that, to its knowledge, relate in any way to the Designated Countries are:

Roaming Agreements

Its Roaming Agreements are with the following local mobile phone operators:

•	North Korea: none;
•	Iran: Mobile Company of Iran (MCI), Rightel Communication, Irancell (MTN), TKC-KFZO, Taliya;
•	Cuba: C_Com, Cubacel; and
•	Syria: Syriatel Mobile Telecom SA (Syriatel), MNT Syria.
	Year ended December 31, 2023
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	-	-	-	-
Iran	4	67	571	467
Cuba	1	75	-	76
Syria	-	3	54	139
Total	5	145	625	682

	Year ended December 31, 2022
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	-	-	-	-
Iran	5	19	565	401
Cuba	2	184	-	143
Syria	1	16	54	135
Total	8	219	619	679

The amounts of revenues, charges, receivables and payables are considered de minimis by Telecom Italia’s compared to its consolidated revenues, operating expenses, trade receivables and trade payables, respectively.

International Carrier Agreements

Telecom Italia’s subsidiary Telecom Italia Sparkle S.p.A., or TI Sparkle, directly and through its subsidiaries, has agreements with ETEC-Empresa de Telecomunicacione in Cuba, and Syrian Telecommunication in Syria and Telecommunication Company of Iran (TCI) in Iran.

The purpose of these International Carrier Agreements is to allow the uninterrupted exchange of international traffic. Consequently, Telecom Italia intend to continue maintaining these agreements.

	Year ended December 31, 2023
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	-	-	-	-
Iran	-	-	-	-
Cuba	639	2,577	1,190	4,746
Syria	1	8	13,332	15,609
Total	640	2,585	14,522	20,355

	Year ended December 31, 2022
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	-	-	-	-
Iran	-	-	-	-
Cuba	628	2,409	569	2,158
Syria	1	1,478	13,812	16,161
Total	629	3,887	14,381	18,319

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

	Year ended December 31, 2023
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	-	-	-	-
Iran	1,039	28	2,447	626
Cuba	3,514	-	6,678	-
Syria	1	-	3,476	-
Total	4,554	28	12,601	626

	Year ended December 31, 2022
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	-	-	-	-
Iran	721	192	1,409	473
Cuba	3054	-	3,326	-
Syria	22	-	3,601	-
Total	3797	192	8,336	473

The amounts of revenues, charges, receivables and payables are considered de minimis by Telecom Italia’s compared to its consolidated revenues, operating expenses, trade receivables and trade payables, respectively.

C.       Organizational Structure

We are part of the Telecom Italia Group, which is engaged in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector. The operating segments of the Telecom Italia Group are organized according to the respective geographical location of the telecommunications business (Domestic—Italy and Brazil). We are currently held, indirectly, by Telecom Italia, which as of December 31, 2023, held 66.59% of our shares. In turn, the largest shareholders of Telecom Italia are Vivendi and Cassa Depositi e Prestiti, which hold, directly, a stake of approximately 23.94% and 9.89% of the common stock Telecom Italia. In 2019, Telecom Italia delisted all of its U.S. listed securities and deregistered from the SEC, having filed Form 15F on July 9, 2019. Substantially all assets previously held by TIM Participações consisted of the shares of the Company (known, until its corporate name change in September 2017, as Intelig, and into which TIM Celular was merged in October 2018 in connection with the Reorganization, as set forth in more detail below) (incorporated in the Federative Republic of Brazil and headquarters located in the State of Rio de Janeiro).

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

On December 16, 2020, FiberCo was established as our wholly owned subsidiary, and on November 16, 2021, IHS acquired a 51% equity interest from us in FiberCo. As a result of the transaction, FiberCo ceased to be our wholly owned subsidiary. We now hold 49% of FiberCo’s share capital and IHS holds the remaining 51%. With the completion of the acquisition, FiberCo changed its corporate name to I-Systems. For more details on this transaction, see “Item 4. Information on the Company—A. History and Development of the Company—2023 Important Events—Completion of the transaction between IHS and I-System.”

On April 20, 2022, we informed our shareholders and the market in general that we had acquired 100% of the capital stock of SPE Cozani, making it a wholly owned subsidiary. The acquisition of this company corresponds to the portion of the assets, rights and obligations of Oi Móvel that we acquired.

On June 28, 2022, the shareholders’ ratified, at an extraordinary general meeting, our acquisition of shares representing 100% of the capital stock of SPE Cozani.

On March 30, 2023, our shareholders approved our merger with SPE Cozani (then a wholly owned subsidiary) pursuant to which SPE Cozani would be merged into TIM S.A., subject to certain conditions, including authorization by ANATEL and the closing processes that are required under Brazilian corporate law to consummate the merger of two companies, pursuant to the Protocol and Justification of incorporation.

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

The following chart illustrates our current ownership structure:

D.       Property, Plant and Equipment

Our principal properties consist of radio frequencies, transmission equipment, switching exchanges and gateway equipment, which connect calls to and from customers and enables data traffic connections, and radio base stations, which comprise certain signal transmission and reception equipment covering a defined area. At our radio base station, we have also installed antennas and certain equipment to connect these antennas with our switching equipment. As of December 31, 2023, more than 6 thousand 5G gNodes, 66 thousand eNodeB, more than 17 thousand NodeB, more than 13 thousand BTS and more than 122 thousand kilometers in fiber optic networks. We generally lease or buy the sites where our mobile telecommunications network equipment is installed. Over the course of 2022, we had leased approximately 72,202 square meters of real property, all of which was available for office space. We also lease approximately 25,146 square meters of stores operated by us. There are no material encumbrances that may affect our utilization of our property or equipment. All our property and equipment is owned or leased domestically, we do not own or lease any property or equipment outside Brazil.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

A.       Operating Results

The following discussion of our financial condition and operating results should be read in conjunction with our audited consolidated financial statements as of December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023 included elsewhere in this annual report that have been prepared in accordance with IFRS, as issued by IASB.

Brazilian Political and Economic Overview

The macroeconomic environment remained challenging for our operations throughout the last three years. In 2023 certain events influenced the general macroeconomic scenario, including the election of Luiz Inácio Lula da Silva for his third term as president of Brazil, the passing by the Brazilian Congress of the Brazilian tax reform and the armed conflicts between Russia and Ukraine and Israel and Hamas. President Lula experienced difficulties in his relationship with Congress throughout the year and, on the international level, the conflicts in Ukraine and Gaza that took over the headlines of the main media sources, contributed to increase tensions in such regions. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—We may be impacted by volatility in the global financial markets”.

Our operations and assets are located in Brazil. Accordingly, our results of operations are substantially affected by macroeconomic conditions in Brazil, including inflation rates, interest rates, Brazilian GDP growth, and employment rates, among other matters.

The following table sets forth data on real GDP growth, unemployment, inflation and interest rates, and the U.S. dollar exchange rate for the indicated periods:

	As of and for the year ended December 31,
	2023	2022	2021

GDP growth (%)(1)	2.9	2.9	4.5
Unemployment (%)(2)	7.8	9.3	12.3
Inflation (IGP-M) (%)(3)	3.2	5.5	17.5
Inflation (IPCA) (%)(4)	4.6	5.6	10.1
CDI (%)(5)	13.0	12.4	4.4
SELIC (%)(6)	11.75	13.75	9.25
TJLP (%)(7)	6.55	7.2	5.3
(Depreciation) appreciation of the real against the U.S. dollar (%)(8)	9.4	6.5	(7.4)
Exchange rate (closing) of the real to the U.S. dollar (8)	4.8413	5.217	5.5805
Average exchange rate the real to the U.S. dollars (8)	4.9953	5.165	5.3950
(1)	Source: IBGE.
(2)	Source: IBGE
(3)	The General Market Price Index (Índice Geral de Preços do Mercado) (“IGP-M”), as measured by Fundação Getulio Vargas (“FGV”), represents data accumulated over the 12 months in each year ended December 31. Source: FGV.
(4)	The National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) (“IPCA”), as measured by IBGE, represents data accumulated over the 12 months in each year ended December 31. Source: IBGE.
(5)	The DI rate is the end of period interbank deposit rate in Brazil. Source: B3 S.A. – Brasil, Bolsa, Balcão.
(6)	This is the average adjusted rate of daily financing determined in the Special Settlement and Custody System (Sistema Especial de Liquidação e Custódia) (“SELIC”), for Brazilian federal securities (end of period). Source: Central Bank.
(7)	The long-term interest rate (Taxa de Juros de Longo Prazo) (“TJLP”), represents the interest rate applied by the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social) (“BNDES”), in long-term financings (end of the period). Source: BNDES.
(8)	Source: Central Bank. Sources: BNDES, Central Bank, Bloomberg, FGV and IBGE

The economic environment remained challenging for our operations throughout the last three years. The Brazilian GDP, as published by the IBGE, increased by 4.5%, 2.9% and by 2.9% in 2021, 2022 and 2023, respectively. Prior to 2020, when the GDP grew 4.1%, Brazil was emerging from a prolonged recession after a period of a slow recovery, with only meager GDP growth in 2019 and 2018. Brazil’s GDP growth rates were 1.1% in each of 2019 and 2018. The rate of growth of Brazilian GDP has a direct effect on consumer demand, which we believe affects demand for our products and services and, consequently, our revenue.

In 2023, Brazilian inflation, as measured by the General Market Price Index (Índice Geral de Preços - Mercado), or IGP-M, published by Fundação Getúlio Vargas, or FGV, a private organization, was 3.2%, compared to 5.5% during 2022 and 17.5% during 2021. In 2023, Brazilian inflation, as measured by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the IBGE, was 4.6%, compared to 5.6% during 2022 and 10.1% during 2021.

During 2023, the real increased against the U.S. dollar by 9.4%, following a depreciation of 6.5% during 2022 and an appreciation of 6.5% during 2021. The depreciation of the real against the U.S. dollar may create inflationary pressures in Brazil. In periods of significant inflation, we may not be able to pass through our increased cost of goods to our customers and demand for our products may contract.

The Brazilian Government approved a tax reform that was discussed for 30 years, and also approved a new tax framework, which brought more clarity regarding the fiscal direction. The Tax Reform was enacted on December 20, 2023, by National Congress, but it will need complementary and ordinary laws to be regulated. The transition period of the Tax Reform will begin in 2026 and is expected to come into full effect from 2033.

In Europe, levels of economic activity entered a slower growth trajectory, as the war between Russia and Ukraine and more recently the Israel-Hamas conflict, political tensions within the Eurozone and the effects of the United Kingdom formally leaving the European Union on January 31, 2020, or Brexit, continue (see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—We may be impacted by volatility in the global financial markets”). In the United States, it is unclear the degree to which current political divisions in the country will continue throughout the current four-year presidential term of President Biden, as well as the policies that will be adopted by the current administration and the effects of any such policies, if implemented.

Impact of Inflation on Our Results of Operations

In 2021 and 2022, Brazil’s economic environment was relatively volatile due to the impacts of the COVID-19 pandemic, geopolitical divisions, and the Brazilian presidential election. Despite this environment, inflation fell in 2022 when compared to the previous year. After a peak in 2021, IPCA fell from a double-digit level to 5.79% by December 2022. Brazil's official inflation ended 2023 at 4.62%, the lowest annual level since 2020. The rate is measured by the IPCA (Broad National Consumer Price Index). Inflation also closed within the range allowed by the inflation target, which was 3.25% in 2023 with a tolerance of up to 4.75%. The last time the global rate was within the permitted range was 3 years ago, in 2020.

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

In 2023, the main lines in our balance sheet impacted directly by inflation were personnel costs, rental costs, and lease costs, as in 2022. In mid-2023, inflation has started to slow down, which allowed the Central Bank of Brazil to begin reducing the SELIC interest rate, ending 2023 at 11.75%. This development generates a relative relief for the above-mentioned lines in our balance sheet, in connection with the continuous cost control measures and price increases.

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

The following table shows certain components of our statement of income for each year in the three-year period ended December 31, 2023, as well as the percentage change from year to year.

	Year ended December 31,			Percentage change
	2023	2022	2021	2023 - 2022	2022 - 2021
		(in thousands of reais)
Revenue	23,833,893	21,530,801	18,058,027	10.7	19.2
Cost of services provided and goods sold	(11,496,437)	(10,655,981)	(8,443,023)	7.9	26.2
Gross income	12,337,456	10,874,820	9,615,004	13.4	13.1
Operating income (expenses):
Selling expenses	(5,742,642)	(5,596,211)	(4,621,788)	2.6	21.1
General and administrative expenses	(1,759,433)	(1,808,735)	(1,723,384)	(2.7)	5.0
Other income (expenses), net	(28,779)	(248,371)	497,771	(88.4)	N.A.
Share of loss of an associate	(89,304)	(61,587)	(11,572)	45.0	432.2
Operating income (expenses)	(7,620,158)	(7,714,904)	(5,858,973)	(1.3)	31.7
Profit before financial income and expenses	4,717,298	3,159,916	3,756,031	49.3	(15.9)
Financial income (expenses):
Financial income	1,239,753	1,318,948	1,091,748	(6.0)	20.8
Financial expenses	(2,765,961)	(2,762,963)	(1,745,213)	0.1	58.3
Foreign exchange variations	(7,057)	5,007	659	(240.9)	659.8
Financial income (expenses)	(1,533,265)	(1,439,008)	(652,806)	6.6	120.4
Profit before income tax and social contribution	3,184,033	1,720,908	3,103,225	85.0	(44.5)
Income tax and social contribution	(346,611)	(50,153)	(146,051)	591.1	(65.7)
Profit for the year	2,837,422	1,670,755	2,957,174	69.8	(43.5)

Results of Operations for the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

Revenue

Our revenue consisted of:

•	mobile and fixed services: (i) local and long-distance voice, (ii) data and content (value-added services), (iii) interconnection, (iv) revenue from new partnership agreements, described as “Customer Platform” (financial, education and advertising), and (v) other services; and
•	goods sold: telephones, mini-modems, tablets and other equipment.

The composition of our revenue by category of service is set out in Note 28 to our consolidated financial statements and discussed below.

Our revenue for the year ended December 31, 2023 was R$23,833,893 thousand, an increase of 10.7% as compared to R$21,530,801 thousand in 2022. This variation was mainly caused by: (i) an 11.2% increase in revenue from our Mobile Service operations resulting from a combination of an increase in Mobile monthly average revenue per user, or ARPU (A measure used in the mobile telecommunications industry to evaluate the revenue generated by customers. ARPU is used by our management for decision-making purposes and by our management and investors to assess our operating margin per user and consequently our overall operating performance in a given period), migration of customers to plans of higher value, and revenue derived from customers that were added from Oi Móvel as a result of the Oi Transaction in May 2022; (ii) a 9.7% increase in revenue from TIM UltraFibra, with ARPU reaching R$94.0 (the Company continues to selectively expand its coverage area as a way of ensuring greater profitability focused on fiber); and (iii) an 8.7% increase in revenue from goods sold, as a consequence of our strategy to prioritize higher value devices.

Our management understands that a breakdown of revenue can be helpful in an analysis of our revenue dynamics. The details of our revenue are presented below:

	Year ended December 31,		Percentage change
	2023	2022	2023 – 2022
	(in thousands of reais)
Total revenue	23,833,893	21,530,801	10.7
Service revenue	23,070,803	20,828,800	10.8
Service revenue – mobile	21,779,889	19,594,483	11.2
Client generated	20,228,417	18,001,870	12.4
Interconnection	425,620	450,278	(5.5)
Customer platform	162,122	153,348	5.7
Others	963,731	988,987	(2.6)
Service revenue – fixed	1,290,914	1,234,317	4.6
Goods sold	763,090	702,001	8.7

Service Revenue

Service revenue for the year ended December 31, 2023 was R$23,070,803 thousand, an increase of 10.8% compared to R$20,828,800 thousand in the year ended December 31, 2022.

Mobile services revenue, or MSR, increased 11.2%, to R$21,779,889 thousand for the year ended December 31, 2023, from R$19,594,483 thousand for the year ended December 31, 2022, mainly due to an increase in client generated revenue due to consistent performance improvements in prepaid and postpaid plans. In addition, ARPU increased by 13.1% in 2023 to an ARPU of R$29.5, thereby confirming TIM’s focus on seeking greater monetization of its customer base in line.

Interconnection revenue decreased by 5.5%, to R$425,620 thousand for the year ended December 31, 2023, from R$450,278 thousand for the year ended December 31, 2022, mainly due to the lower incoming traffic in the period. Customer platform revenue increased by 5.7%, to R$162,122 thousand for the year ended December 31, 2023, from R$153,348 thousand for the year ended December 31, 2022, because of our review of this line’s business model, which maintains the strategy of implementing new partnerships with exclusive offers – such as the agreement signed with the Cartão de Todos group during the second half of the year.

Fixed service revenue increased 4.6% to R$1,290,914 thousand in the year ended December 31, 2023 from R$1,234,317 thousand in the year ended December 31, 2022, mainly due to the growth in revenue of TIM UltraFibra by 9.7% year over year, with its ARPU reaching R$94 in 2023.

Revenue from goods sold increased 8.7%, to R$ 763,090 thousand in the year ended on December 31, 2023, from R$ 702,001 thousand in the year ended on December 31, 2022, mainly as a result of our strategy regarding the prioritization of higher value devices, such as Apple gadgets.

Cost of Services Provided and Goods Sold and Operating Expenses

Cost of services provided and goods sold and operating expenses (comprised of selling, general and administrative expenses) increased 5.2% for the year ended December 31, 2023 as compared to the year ended December 31, 2022.

The following table shows the components of costs of services provided and goods sold and operating expenses (comprised of selling, general and administrative expenses) for each of the years indicated.

	Year ended December 31,		Percentage change
	2023	2022	2023 – 2022
	(in thousands of reais)
Personnel	(1,379,869)	(1,278,499)	7.9
Third-party services	(3,720,070)	(3,711,471)	0.0
Interconnection and means of connection	(2,804,984)	(2,511,779)	11.7
Depreciation and amortization	(7,117,029)	(6,827,174)	4.2
Taxes, fees and contributions	(940,075)	(967,723)	(2.9)
Rent and insurance	(670,292)	(623,180)	7.5
Cost of goods sold	(1,033,891)	(870,978)	18.7
Publicity and advertising	(599,253)	(565,272)	6.0
Expected credit losses of trade accounts receivable	(639,692)	(626,218)	2.2
Others	(93,357)	(78,633)	18.7
Total	(18,998,512)	(18,060,927)	5.2

Personnel

Personnel costs and expenses increased 7.9% in the year ended December 31, 2023 as compared to the year ended December 31, 2022, to R$1,379,869 thousand in 2023 from R$1,278,499 thousand in 2022. This increase was mainly due to (i) the impact of adjustments to salary, benefits and social charges in 2023 considering the collective bargain agreements (acordo coletivo de trabalho) adjusted for inflation, and (ii) provisions for expenses related to employee profit sharing in the Company's results.

Third-Party Services

Third-party services costs and expenses remained stable year-over-year, with R$3,720,070 thousand in the year ended December 31, 2023 as compared to R$3,711,471 thousand in the year ended December 31, 2022, mainly due to higher costs of services rendered and goods sold in the total amount of R$49,311 thousand, offset by a decrease in selling expenses in the total amount of R$37,339 thousand, while general and administrative expenses remained at the same level when compared to 2022.

Interconnection and Means of Connection

Our costs for interconnection and means of connection increased 11.7%, to R$2,804,984 thousand in the year ended December 31, 2023, from R$2,511,779 thousand in the year ended December 31, 2022. This increase is mainly due to: (i) higher expenses with international roaming services in connection with the inclusion of new packages in postpaid offers (reflecting the increase in traffic volume); and (ii) higher expenses with VAS content providers (reflecting the improvement in offers), as well as higher network maintenance costs, and infrastructure sharing contracts.

Depreciation and Amortization

Depreciation and amortization costs and expenses increased 4.2%, to R$7,117,029 thousand in the year ended December 31, 2023, from R$6,827,174 thousand in the year ended December 31, 2022. This variation was mostly due to higher depreciation on right-of-use of leases related to the acquisition of Oi’s towers.

Taxes, Fees and Contributions

Taxes, fees and contributions costs and expenses decreased 2.9% in the year ended December 31, 2023, to R$940,075 thousand from R$967,723 thousand in the year ended December 31, 2022. The decrease was supported by the recognition of Fistel credits during the year. For further information, see “Item 4. Information on the Company—B. Business Overview—Taxes on Telecommunications Goods and Services.”

Rent and Insurance

Rent and insurance costs and expenses increased 7.5% to R$670,292 thousand in the year ended December 31, 2023, from R$623,180 thousand in the year ended December 31, 2022. This increase is mainly related to an increase in cost of service and goods sold in addition to an increase in selling expenses.

Cost of Goods Sold

Our cost of goods sold increased 18.7%, to R$1,033,891 thousand in the year ended December 31, 2023, from R$870,978 thousand in the year ended December 31, 2022. This increase is due to TIM’s efforts related to retaining its customers and improving their loyalty, in addition to our strategy to focus on higher-value handsets and related sales dynamics. The cost of goods sold also increased as a result of the increase in sales. The increase further results from the increase in costs that are directly incurred in connection with revenue generating activities, such as those related to the acquisition of handsets, smartphones and other equipment.

Publicity and Advertising

Publicity and advertising expenses increased 6.0% in the year ended December 31, 2023, to R$599,253 thousand from R$565,272 thousand in the year ended December 31, 2022. This increase is mainly explained by the continuity of expenses related to marketing actions in the face of the expansion of the 5G network throughout Brazil and other traditional seasonal campaigns throughout the year.

Expected credit losses of trade accounts receivable

Expected credit losses of trade accounts receivable increased 2.2%, to R$639,692 thousand in the year ended December 31, 2023, from R$626,218 thousand in the year ended December 31, 2022. This increase was mainly due to a larger postpaid customer base because of the addition of new lines from Oi, in addition to the replacement of one of our collection operators during the year.

Other Income (Expense), Net

Others Income and Expense, Net, decreased 88.5%, to an expense of R$28,779 thousand in the year ended December 31, 2023 from an expense of R$248,371 thousand in the year ended December 31, 2022. This decrease is explained by the gain from the conclusion of arbitration related to the acquisition of Cozani in the amount of R$ 303,435 thousand.

Profit for the year

The following table shows our profit for the year, as well as the percentage change, for each of the periods indicated:

	Year ended December 31,		Percentage change
	2023	2022	2023 – 2022
	(in thousands of reais)
Profit before financial income (expenses) and income taxes	4,717, 298	3,159,916	49.2
Financial income (expenses)	(1,533,265)	(1,439,008)	6.6
Income tax and social contribution	(346,611)	(50,153)	591.1
Profit for the year	2,837,422	1,670,755	69.8

Financial Income (Expenses)

Net financial expenses increased 6.6% in the year ended December 31, 2023, to an expense of R$1,533,265, from an expense of R$1,439,008 thousand in the year ended December 31, 2022. Such increase is mainly explained by: (i) a higher monetary adjustment on interest related to the 5G auction with the payment of a new installment in December 2023, considering that in 2021, we participated in the frequency auction for 4G/5G conducted by Anatel and thus acquired 10 to 20-years term lots, with related installment payments periodically adjusted by the Brazilian basic interest rate; (ii) the end of interest capitalization on the 3.5GHz license in 2023; and (iii) a lower impact of new tranches received from C6 in 2023 compared to previous years (option of the Company to subscribe 0.36% of the shares of C6 capital on December 31, 2023 and 1.44% on December 31, 2022). In 2020, TIM announced a partnership with C6 Bank. As remuneration for this contract, TIM receives a commission per activated account and the option to gain an equity interest in the bank as certain goals are achieved, in which the number of shares received for each goal met varies during the contractual term. In addition to a negative effect from a higher monetary adjustment on provisions for contingencies, in the percentage of 46.03%, in the year ended December 31, 2023 (for more information, see note 24 to our consolidated financial statements), we earned lower interest on financial investments arising from a decrease in Brazil’s basic interest rate during the year.

Income tax and Social Contribution

Incometax and social contribution increased 591.1% in the year ended December 31, 2023, to an expense of R$346,611 thousand, as compared to an expense of R$50,153 thousand in the year ended December 31, 2022. This increase was primarily due to the positive impact on net income resulting from the effect on the result generated from the accounting for the closing price adjustment agreed upon for the acquisition of Oi’s mobile assets. (See note 1.2 to our consolidated financial statements)

In 2023, income tax and social contribution is comprised by current income tax expense of R$80,229 thousand and deferred income tax expense of R$266,382 thousand. Although profit before income tax and social contribution was higher in 2023 in comparison to 2022, tax benefits related to SUDAM/SUDENE (R$235,753 thousand) and interest on shareholder's equity (R$544,000 thousand) recognized in the current year were also higher than the amounts recognized in 2022, which contributed to reduce our total income tax and social contribution during the year.

Profit for the Year

As a consequence of the explanations above, our profit for the year ended December 31, 2023 was R$2,837,422 thousand representing an increase of 69.8% from our profit of R$1,670,755 thousand for the year ended December 31, 2022.

Results of Operations for the Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

Revenue

Our revenue consisted of:

•	mobile and fixed services: (i) local and long-distance voice, (ii) data and content (value-added services), (iii) interconnection, (iv) revenue from new partnership agreements, described as “Customer Platform” (financial, education and advertising), and (v) other services; and
•	goods sold, telephones, mini-modems, tablets and other equipment.

The composition of our revenue by category of service is set out in Note 29 to our consolidated financial statements and discussed below.

Our revenue for the year ended December 31, 2022 was R$21,530,801 thousand, an increase of 19.2% as compared to the year ended December 31, 2021. Mobile service revenue increased 19.8% year over year, from R$16,349,345 thousand in the year ended December 31, 2021 to R$19,594,483 thousand in the year ended December 31, 2022. Fixed service revenue increased by 7.6% year over year, from R$1,147,258 thousand for the year ended December 31, 2021 to R$1,234,317 thousand for the year ended December 31, 2022. These results were driven by the increase in: (i) mobile services revenue: by the acquisition of Oi’s mobile assets and our efforts to undertake our strategy to monetize our customer base; (ii) fixed service revenue: mainly driven by the consistent expansion of TIM UltraFibra; and (iii) products revenue, due to a better product sales mix and as a result of the success of partnerships and campaigns carried out throughout the year. See “Item 4. Information on the Company—A. Information on the Company — A History and Development of the Company—Historical Background.”

Our management understands that a breakdown of revenue can be helpful in an analysis of our revenue dynamics. The details of our revenue are presented below:

	Year ended December 31,		Percentage change
	2022	2021	2022 – 2021
	(in thousands of reais)
Total revenue	21,530,801	18,058,027	19.2
Service revenue	20,828,800	17,496,603	19.0
Service revenue – mobile	19,594,483	16,349,345	19.8
Client generated	18,001,870	14,843,378	21.3
Interconnection	450,278	533,195	(15.6)
Customer platform	153,348	119,457	28.4
Others	988,987	853,315	15.9
Service revenue – fixed	1,234,317	1,147,258	7.6
Goods sold	702,001	561,424	25.0

Service Revenue

Service revenue for the year ended December 31, 2022 was R$20,828,800 thousand, an increase of 19.0% compared to R$17,496,603 thousand in the year ended December 31, 2021.

Mobile services revenue, or MSR, increased 19.8% to R$19,594,483 thousand for the year ended December 31, 2022, from R$16,349,345 thousand for the year ended December 31, 2021, reflecting our consistent performance in both postpaid and prepaid segments as well as in our customer platform strategy. Client generated revenue, or CGR, increased by 21.3%, from R$14,843,378 thousand for the year ended December 31, 2021 to R$18,001,870 thousand for the year ended December 31, 2022. This was driven by strong execution in the:

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

See “Item 4. Information on the Company—A. Information on the Company — A History and Development of the Company—Historical Background.”

Interconnection revenue decreased 15.6%, to R$450,278 thousand for the year ended December 31, 2022 from R$533,195 thousand for the year ended December 31, 2021. The result was impacted mainly by a 13.1% year over year reduction in incoming traffic and due to a 4.0% year over year decrease in mobile termination revenue, or MTR. The incidence of MTR on net service revenue reached 1.9% in 2022.

Others revenue increased 15.9% year over year, to R$988,987 thousand for the year ended December 31, 2022 from R$853,315 thousand for the year ended December 31, 2021 explained by the growth in revenue generated by sharing contracts and network swaps, reflecting our strategy to expand the fiber transport infrastructure (backbone and backhaul) with greater efficiency of capital allocation (capital expenditure and operating expenditure).

Fixed service revenue increased 7.6% to R$1,234,317 thousand for the year ended December 31, 2022 from R$1,147,258 thousand the year ended December 31, 2021, mainly due to the growth in TIM UltraFibra by 10.7% year over year.

Revenue from goods sold increased 25.0%, from R$561,424 thousand for the year ended December 31, 2021 to R$702,001 thousand for the year ended December 31, 2022, mainly explained by the success of partnerships and campaigns carried out throughout the year. Those initiatives helped improve the proportion of high-value products in the sales mix during the year with the average gross price of a handset increasing 28.0% year-over-year, despite a reduction in sales volume of 6.5% year-over-year.

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

	Year ended December 31,		Percentage change
	2022	2021	2022 – 2021
	(in thousands of reais)
Personnel	(1,278,499)	(1,126,428)	13.5
Third-party services	(3,711,471)	(2,992,040)	24.0
Interconnection and means of connection	(2,511,779)	(1,840,139)	36.5
Depreciation and amortization	(6,827,174)	(5,691,696)	19.9
Taxes, fees and contributions	(967,723)	(841,939)	15.0
Rent and insurance	(623,180)	(492,034)	26.6
Cost of goods sold	(870,978)	(731,007)	19.2
Publicity and advertising	(565,272)	(459,811)	22.8
Expected credit losses of trade accounts receivable	(626,218)	(544,642)	14.9
Others	(78,633)	(68,459)	16.2
Total	(18,060,927)	(14,788,195)	22.1

Personnel

Personnel costs and expenses increased 13.5% in the year ended December 31, 2022 as compared to the year ended December 31, 2021, to R$1,278,499 thousand from R$1,126,428 thousand, respectively. This increase can be explained by inflation as compared to the previous year, which resulted in an increase in wages and benefits of our employees, since most of our employees’ wage and salary increases are generally tied to inflation rates. However, due to its structure, most of the cost impacts based on inflation are absorbed in the following year. In 2022, the inflation rate in our collective bargain labor agreements was 8.82%, while in 2023 the inflation rate decreased to 4.06%. In order to maintain our financial sustainability, we negotiate different scenarios with our employees’ category trade union in order to keep our employees’ purchasing power and, at the same time, manage our personnel costs as efficiently as possible.

Third-Party Services

Third-party services costs and expenses increased 24.0%, to R$3,711,471 thousand in the year ended December 31, 2022 as compared to R$2,992,040 thousand in the year ended December 31, 2021, mainly due to: (i) higher expenses related to the management of the customer base (billing, collection, and services); (ii) higher expenses with implementing our “Journey to Cloud” project, involving the migration of our IT infrastructure to the cloud; (iii) expenses related to the temporary service agreement with Oi – which is a temporary contract to provide management services for the subscriber base and maintenance of the Network Operations Center (“NOC”) as part of the Oi Transaction; and (iv) increase in postpaid and prepaid sales and related commissioning expenses.

Interconnection and Means of Connection

Our costs for interconnection and means of connection increased 36.5%, to R$2,511,779 thousand in the year ended December 31, 2022 as compared to R$1,840,139 thousand in the year ended December 31, 2021. This performance was mostly explained by: (i) higher expenses related to the new sites that were acquired as part of the Oi Transaction; (ii) higher costs related to the last mile infrastructure rental from I-Systems; and (iii) higher costs with content providers (for the provision of value-added services).

Depreciation and Amortization

Depreciation and amortization costs and expenses increased 19.9% in the year ended December 31, 2022 as compared to the year ended December 31, 2021, to R$6,827,174 thousand from R$5,691,696 thousand, respectively. This increase is mainly due to the Oi Transaction, primarily because of the depreciation of the right-of-use of sites that were purchased through the transaction.

Taxes, Fees and Contributions

Taxes, fees and contributions costs and expenses increased 15.0% in the year ended December 31, 2022, to R$967,723 thousand from R$841,939 thousand in the year ended December 31, 2021. For further information, see “Item 4. Information on the Company—B. Business Overview—Taxes on Telecommunications Goods and Services.”

Rent and Insurance

Rent and insurance costs and expenses increased 26.6% to R$623,180 thousand in the year ended December 31, 2022, from R$492,034 thousand in the year ended December 31, 2021. This increase is mainly related to the effects of inflationary re-adjustments provided for in the contracts.

Cost of Goods Sold

Our cost of goods sold increased 19.2%, from R$731,007 thousand in the year ended December 31, 2021, to R$870,978 thousand in the year ended December 31, 2022. This increase is mainly explained by a higher proportion of high-value products in the sales mix during the year with the average cost of a handset increasing 25.2% year-over-year, despite a reduction in sales volume of 6.5% year-over-year.

Publicity and Advertising

Publicity and advertising expenses increased 22.8% in the year ended December 31, 2022, as compared to the year ended December 31, 2021, to R$565,272 thousand from R$459,811 thousand, respectively. This increase is mainly explained by higher advertising expenses reflecting new marketing actions in the face of the launch of 5G network, the arrival of Oi customers into our network and other traditional seasonal campaigns throughout the year.

Expected credit losses of trade accounts receivable

Expected credit losses of trade accounts receivable increased 14.9%, to R$626,218 thousand in the year ended December 31, 2022, as compared to R$544,642 thousand the year ended December 31, 2021. This increase was mainly due to the impact of a larger revenue base exposed to bad debt (from payment defaults on bills), including the increase in size of our postpaid customer base due to the Oi Transaction.

Other Income (Expenses), Net

Other income (expenses), net, changed to an expense of R$248,371 thousand in the year ended December 31, 2022, from an income of R$497,771 thousand in the year ended December 31, 2021. This was mainly due to the impact in 2021 of the gain from the sale of 51% of our equity interest in I-Systems to IHS.

Profit for the year

The following table shows our profit for the year, as well as the percentage change, for each of the periods indicated:

	Year ended December 31,		Percentage change
	2022	2021	2022 – 2021
	(in thousands of reais)
Profit before financial income (expenses) and income taxes	3,159,916	3,756,031	(15.9)
Financial income (expenses)	(1,439,008)	(652,806)	120.4
Income tax and social contribution	(50,153)	(146,051)	(65.8)
Profit for the year	1,670,755	2,957,174	(43.5)

Financial Income (Expenses)

In the year ended December 31, 2022, net financial costs were R$1,439,008 thousand, as compared to the R$652,806 thousand in the year ended December 31, 2021. This increase is mainly as a result of: (i) a higher volume of interest on leases, due to the lease agreements for the 7,200 sites acquired in the Oi Transaction; (ii) a higher SELIC rate in 2022; and (iii) a higher debt level after the completion of the Oi Transaction. Furthermore, this was impacted by lower revenue generated by the mark-to-market effect relating to the potential subscription bonus for the share capital of C6 Bank, which is subject to ongoing arbitration.

Income tax and Social Contribution

Income tax and social contribution expenses totaled R$50,153 thousand in the year ended December 31, 2022, compared to R$146,051 thousand in the year ended December 31, 2021. In 2022, pointing to a 65.8% YoY reduction, mainly explained by a drop in the tax base because of the sale of control of I-Systems in 2021.

In the year ended December 31, 2022, we recorded current income tax and social contribution in the amount of R$175,690 thousand and R$125,537 thousand of deferred taxes expense. The tax benefits related to SUDAM/SUDENE (R$157,254 thousand), and interest on equity (R$476,000 thousand) contribute to reduce our income taxes expense.

Profit for the Year

As a consequence of the explanations above, our profit for the year ended December 31, 2022 was R$1,670,755 thousand, representing a decrease of 43.5% from our profit of R$2,957,174 thousand for the year ended December 31, 2021.

Non-GAAP Financial Measures for the Years Ended December 31, 2023, 2022 and 2021

	Year ended December 31,
	2023	2023	2022	2021
	(in thousand of US$)(1)	(in thousands of R$)
Net Debt(2)	2,104,241	10,187.261	12,302,516	2,422,116
EBITDA(3)	2,444,452	11,834,327	9,987,091	9,447,727
Adjusted EBITDA(4)	2,400,222	11,620,197	10,065,171	8,677,762

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$4.8413 to US$1.00, as reported by the Central Bank as of December 31, 2023. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	We calculate Net Debt as total loans and derivatives plus lease liabilities minus lease assets minus cash and cash equivalents minus FIC (Investment Fund). For a reconciliation of Net Debt to the most directly comparable IFRS measure, see “-Reconciliation of Non-GAAP Financial Measures-Reconciliation of Net Debt.”
(3)	We calculate EBITDA as net profit for the year plus net financial income (expense), income tax and social contribution and depreciation and amortization costs and expenses. For a reconciliation of EBITDA to Adjusted EBITDA, see “-Reconciliation of Non-GAAP Financial Measures-Reconciliation of EBITDA and Adjusted EBITDA.”
(4)	We calculate Adjusted EBITDA as EBITDA as adjusted for (i) equity in earnings and (ii) Non-recurring Revenue/ExpensesFor more information about the Cozani transaction price adjustment, see note 1 to the consolidated financial statements. For a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, see “Operating and Financial Review and Prospects—Reconciliation of Non-GAAP Financial Measures—Reconciliation of EBITDA and Adjusted EBITDA.”

Reconciliation of Non-GAAP Financial Measures

This annual report presents certain non-GAAP financial measures, which are not recognized under IFRS, specifically Net Debt, EBITDA and Adjusted EBITDA. These non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, financial position, liquidity and to make strategic decisions regarding the allocation of capital. For additional information on our Non-GAAP measures see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”

Reconciliation of Net Debt

	Year ended December 31,
	2023	2023	2022	2021
	(in thousands of US$) (1)	(in thousands of R$)

Total loans and derivatives	661,650	3,203,248	4,461,574	3,398,333
(+) Leases - Liabilities(2)	2,531,712	12,256,775	12,831,865	9,063,539
(-) Leases - Assets(3)	48,818	236,341	238,646	243,121
(-) Cash, Cash Equivalents	635,765	3,077,931	2,548,713	5,228,615
(-) FIC (Investment Fund)(4)	404,538	1,958,490	2,203,564	4,568,020
Net Debt(5)	2,104,241	10,187,261	12,302,516	2,422,116

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$4.8413 to US$1.00, as reported by the Central Bank as of December 31, 2023. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	Lease – Liabilities corresponds to the Company´s consideration for the right-of-use of the leased asset under the lease agreements under which the Company is the lessee. The amount of each agreement is accounted for at the lease’s commencement at the lower of the fair value of the leased asset and the present value of payments provided for in lease agreement. For more information, see note 17 to the consolidated financial statements.
(3)	Leases under which the Company, as a lessor, transfers substantially all the risks and rewards of ownership to the other party (lessee) are classified as finance leases. These leases are recorded as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receivables provided for in the agreement. Interest related to the lease is recorded as financial revenue over the contractual term. For more information, see note 17 to the consolidated financial statements.
(4)	Comprises financial assets measured at fair value through profit or loss. For more information, see note 5 to the consolidated financial statements.
(5)	We calculate Net Debt as total loans and derivatives plus lease liabilities minus lease assets minus cash and cash equivalents minus FIC (Investment Fund). For further information on Net Debt, see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures—Net Debt.”

Reconciliation of EBITDA and Adjusted EBITDA

	Year ended December 31,
	2023	2023	2022	2021
	(in thousands of US$) (1)	(in thousands of R$)
Net profit for the year	586,087	2,837,422	1,670,755	2,957,174
(+)Finance income (expenses), net	316,705	1,533,265	1,439,008	652,806
(+)Income tax and social contribution	71,595	346,611	50,153	146,051
(+)Depreciation and amortization	1,470,065	7,117,029	6,827,175	5,691,696
EBITDA(2)	2,444,452	11,834,327	9,987,091	9,447,727
(+)Equity in Earnings(3)	18,446	89,304	61,587	11,572
Non recurring Revenue/Expenses(4)	(62,676)	(303,435)	16,493	(782,237)
Adjusted EBITDA(5)	2,400,222	11,620,197	10,065,171	8,677,062

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$4.8413 to US$1.00, as reported by the Central Bank as of December 31, 2023. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	We calculate EBITDA as net profit for the year plus net financial income (expense), income tax and social contribution and depreciation and amortization costs and expenses. For further information on EBITDA, “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA.”
(3)	The adjustment for equity in earnings corresponds to our 49% ownership interest in the loss of I-Systems (formerly Fiber Co), which we account for using the equity accounting method. For more information about the share of loss of such associate, see Note 14 to the consolidated financial statements.
(4)	The adjustment for non-recurring revenues/expenses corresponds to:(i) in 2023, the net profit recorded as a result of the post-closing price adjustment in 2023 related to our acquisition of certain assets of Oi Móvel (for more information see note 1.2 to our consolidated financial statement); (ii) in 2022, the line was impacted as a result of the post-closing price adjustment from the sale of control of I-Systems, and (iii) in 2021, the net profit recorded in 2021 as a result of the sale of 51% of the share capital in I-System to IHS (for more information, see note 14 to our consolidated financial statements)
(5)

We calculate Adjusted EBITDA as EBITDA as adjusted for (i) equity in earnings and (ii) non-recurring Revenue/Expense. For further information on Adjusted EBITDA, see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA.”

B.       Liquidity and Capital Resources

The main source of our liquidity for net working capital and investment is operating cash flow, complemented by short-term credit lines with local and international banks and long-term financing with national and international development agencies.

The cost of our debts has been significantly reducing in terms of CDI, due to macroeconomic changes in Brazil, in particular the recent cuts of Brazil’s base interest rate.

In May 2022, we disbursed part of the available credit line with Banco do Nordeste do Brasil in the amount of R$249 million with an average post-hedge cost of 69.02% of CDI and a term of 5.9 years.

In November 2022, we disbursed part of the FINEM credit line with BNDES in the amount of R$319.2 million at the cost of TJLP+1.95% p.a. and a term of 2.8 years. Our interest rate exposure arising from this financing is not hedged by any derivative instrument.

As of December 31, 2023, we have sufficient working capital and other undrawn financing facilities to service our operating activities and ongoing investments.

Sources of Funds

Cash from operations

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Operating Activities

Cash flows generated in our operating activities increased by 35.6% in 2023, to R$12,420,656 thousand from R$9,162,259 thousand in 2022, mainly as result of the variations described below.

We had significant variations in our operational assets and liabilities, which affected our cash flow from operations. The main variations of assets and liabilities were:

Positives

•	Suppliers payable increased R$353,319 thousand in the year ended on December 31, 2023, compared to an increase of R$757,628 thousand in the year ended on December 31, 2022.
•	Taxes, charges and contributions payable increased R$617,975 thousand in the year ended on December 31, 2023, compared to an increase of R$102,948 thousand in the year ended on December 31, 2022.
•	Judicial deposits increased R$749,336 thousand in the year ended December 31, 2023, compared to a decrease of R$603,825 thousand in the year ended December 31, 2022.
•	Higher profit in 2023, amounting to R$ 3,184,033 (R$ 1,720,909 in 2022).

Negatives

•	Authorizations payable decreased R$246,836 thousand in the year ended December 31, 2023, compared to a decrease of R$2,378,796 thousand in the year ended December 31, 2022.
•	Prepaid expenses decreased R$18,295 thousand in the year ended on December 31, 2023, compared to an increase of R$164,288 thousand in the year ended on December 31, 2022.
•	Trade accounts receivable decreased R$867,369 thousand in the year ended December 31, 2023, compared to a decrease of R$628,272 thousand in the year ended December 31, 2022.
•	Gain from the acquisition of Cozani in 2023, totaling R$ 303,435.
•	Lower interest on lease liability in 2023, amounting to R$ 1,062,251 (R$ 1,333,007 in 2022).

Investing Activities

Cash flows used in our investing activities decreased by 43.9% in 2023, to R$4,683,538 thousand from R$8,353,129 thousand in 2022, mainly as a result of the cash paid for the acquisition of Oi Móvel in 2022 In addition there was a decrease of 52.0%, from R$ 6,249,167 thousand in 2022, to R$2,998,654 thousand in 2023, due to a lower level of investment in marketable securities in 2023 compared to 2022.

Financing Activities

Cash flows used in our financing activities increased by 106.6% in 2023, to R$7,207,900 thousand from R$3,489,032 thousand in 2022, mainly due to (i) a higher payment of dividends and interest on shareholders equity in 2023, to R$2,174,929 thousand, from R$1,199,201 thousand in 2022, including the payment of additional dividends for the year 2022, which was resolved and carried out in the year 2023, (ii) the increase by 111.9% in amortization of loans and financing, from R$565,303 thousand in 2022 to R$1,197,950 thousand in 2023, and (iii) no new lending arrangements in 2023, as compared to R$1,568,343 thousand in new loans in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Operating Activities

Our cash flows from operating activities were R$9,162.3 million in the year ended December 31, 2022 compared to R$9,905.0 million in the year ended December 31, 2021, a decrease of 7.5% mainly explained by the payment of licenses and obligations relating to the auction of frequencies in the amount of approximately R$2.5 billion.

We had other significant variations in our operational assets and liabilities, which affected our cash from operations. The main variations of assets and liabilities were:

Positives

•	Suppliers increased R$757.6 million in the year ended on December 31, 2022, compared to an increase of R$153.4 million in the year ended on December 31, 2021.
•	Taxes, charges and contributions payable increased R$102.9 million in the year ended on December 31, 2022, compared to an increase of R$366.6 million in the year ended on December 31, 2021.
•	Prepaid expenses increased R$164.3 million in the year ended on December 31, 2022, compared to a decrease of R$135.0 million in the year ended on December 31, 2021.

Negatives

•	Authorizations payable decreased R$2,378.8 million in the year ended December 31, 2022, compared to a decrease of R$8.6 million in the year ended December 31, 2021.
•	Trade accounts receivable decreased R$628.3 million in the year ended December 31, 2022, compared to a decrease of R$583.3 million in the year ended December 31, 2021.
•	Judicial deposits increased R$603.8 million in the year ended December 31, 2022, compared to a decrease of R$215.7 million in the year ended December 31, 2021.

Investing Activities

Cash flows used in our investing activities increased by 24.9% in 2022, to R$8,353 million from R$6,516 million in 2021, reflecting the 2022 payment for the assets acquired from Oi Móvel in the amount of R$6.3 billion, concurrently with the payment of installments related to the acquisition of frequencies in the 2021 5G spectrum auction (full payment of EAF installments and payment of EACE installments and the 5G license for the year 2022).

Financing Activities

Cash flows used in our financing activities increased by 374.5% in 2022, to R$3,489 million from R$0.735 million in 2021, as a result of the reduction in new financing in 2022 and the increase in disbursements with leasing contracts for mobile phone sites following the acquisition of assets from Oi Móvel.

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

As set forth below and as each agreement is described further in the following paragraph, in 2023, we did not obtain any new loans or requested disbursement of the available credit agreements.

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

As mentioned above, our principal financing agreements are:

•	Loan Agreement, dated as of December 23, 2015, between Finnish Export Credit as lender, KfW IPEX as facility agent and TIM Celular (which has been merged into the Company in connection with the Reorganization), as borrower, in the principal amount of U.S.$150 million. The new Loan Agreement is divided in three tranches of up to U.S.$50 million to be disbursed in 2016, 2017 and 2018. On April 20, 2016, the first tranche of U.S.$45 million was disbursed and it has an average cost of 79% of the CDI after hedging. The second tranche of U.S.$48 million was disbursed on April 20, 2017, and it has an average cost of 81.5% after hedging and the third tranche of U.S.$40 million was disbursed on September 17, 2018, and it has an average cost of 92.59% after hedging. On August 24, 2018, we requested the partial cancellation of U.S.$5.1 million (or U.S.$11.1 million if considered the regular reductions of total amount thereunder). As of December 31, 2023, the total outstanding amount under this credit agreement, converted from U.S. dollars and including accrued interest, was R$124.4 million and there will be no more disbursements. The agreements mature on January 2, 2024, December 31, 2024, and December 30, 2025, respectively.
•	Credit Agreement, dated as of May 2, 2018, between BNDES as lender and TIM Celular (now TIM S.A.) as borrower (the “2018 BNDES Facility”), in the principal amount of R$1,500 million. The agreement, involves three credit lines with equal conditions of interest rates and tenors: (1) Credit Line A, in an amount of R$1,090 million, with a fixed interest rate of 1.95% plus the TJLP and eight years tenor; (2) Credit Line B, in an amount of R$390 million, with a fixed interest rate of 1.95% plus the TJLP and eight years tenor; and (3) Credit Line C, in an amount of R$20 million, with a fixed interest rate of 1.95% plus the TJLP and eight years tenor. Each credit line is to be used for specific purposes as set forth in the Credit Agreement and there were no disbursements between 2019 and 2021. In March 2019, Credit Line B was canceled and replaced by FINAME DIRETO (as defined below at next bullet). On November 4, 2022, the disbursement of the amount of R$311.4 million occurred (from Credit Line A) and R$7.8 million (from Credit Line C), both with cost of 1.95% plus the TJLP and term of 2.8 years. As of December 31, 2023, the total amount under this credit agreement was R$187.6 million.
•	Credit Agreement, dated March 20, 2019, between Agência Especial de Financiamento Industrial S.A., or FINAME, an entity within the BNDES system, as lender and TIM S.A. as borrower, in the principal amount of R$390 million for exclusive use in the acquisition of new machines, equipment, industrial systems, components and automation and computing goods of national manufacture, accredited by the Computerized Supplier Accreditation (Credenciamento de Fornecedor Informatizado), or CFI, of the BNDES system. The new agreement replaces one of the sub-credits (Credit Line B) of the existing 2018 BNDES Facility with better interest rate and maturity conditions: a fixed interest rate up to 1.44% plus the TLP and maturity up to 10 years. There were no additional costs to sign this loan and was fully disbursed in November 2021. As of December 31, 2023, the total outstanding amount under this credit agreement was R$392.3 million.
•	Credit Agreement, dated as of January 31, 2020, between Banco do Nordeste do Brasil S.A. as lender and TIM S.A., as borrower, in the principal amount of R$752.5 million, secured by a bank guarantee and receivables. The agreement has a total term of eight years, with three years of grace period and five years of amortization period, with the use of proceeds for our capital expenditures plan for the next three years (2020-2022) in the northeastern region of Brazil pursuant to certain standard FINAME requirements, as described in the agreement. The credit line is divided in two tranches: (i) a R$325 million tranche at IPCA plus 1.44% per year or IPCA plus 1.22%, considering a 15% compliance bonus; and (ii) a R$427 million tranche at IPCA plus 1.76% per year or IPCA plus 1.48%, considering a 15% compliance bonus. On May 10, 2022, the disbursement of part of this credit line occurred with an amount of R$249.1 million and an average post-hedge cost of 69.02% of CDI and a term of 5.9 years. As of December 31, 2023, the total outstanding amount under this credit agreement was R$206.1 million.

•	Credit Agreement, dated as of April 1, 2021, between BNP Paribas as lender and TIM S.A. as borrower, with cost post hedge of CDI + 1.07% per year, with a principal amount of U.S.$87.7 million and term of 2.8 years. Disbursement occurred on April 8, 2021. As of December 31, 2023, the total outstanding amount under this credit agreement was R$515.1 million.
•	Credit Agreement, dated as of April 1, 2021, between The Bank of Nova Scotia as lender and TIM S.A. as borrower, with cost post hedge of CDI + 1.05% per year, with a principal amount of U.S.$100 million and term of 3 years. Disbursement occurred on April 22, 2021. As of December 31, 2023, the total outstanding amount under this credit agreement was R$485.5 million.
•	Deed of Indenture for the Issuance of Simple Unsubordinated Debentures, Not Convertible into Shares, in a Single Series, for Public Placement with Limited Efforts of the Second Issuance of TIM S.A. (“Instrumento Particular de Escritura de Emissão de Debêntures Simples, da Espécie Quirografária com Garantia Adicional Fidejussória, não Conversíveis em Ações, em Série Única, para Distribuição Pública com Esforços Restritos da Segunda Emissão da Tim S.A.”), dated as of June 15, 2021, between TIM S.A., as issuer, Pentágono Distribuidora de Títulos e Valores Mobiliários S.A., as fiduciary agent. The total amount of the issuance was R$1.6 billion through the issuance of 1,600,000 debentures each with a nominal value of R$1,000 on the issuance date and in a single series. The debentures are non-convertible and unsubordinated. For all legal purposes, the issuance date is June 15, 2021, and the term of the debentures is of 7 years as from the issuance date, or June 16, 2028, and cost post hedge of CDI + 0.95% per year. As of December 31, 2023, the total outstanding amount under this credit agreement was R$1,859.9 million. This issue is a sustainability-linked title, in reliance on Brazilian Law No. 12.4131 and aims to finance our capital expenditure for the 2020-23 period.

See Note 21 to our consolidated financial statements for a further description of such financing agreements.

The following financial contracts were disclosed in our annual report filed on Form 20-F with the Securities and Exchange Commission on April 30, 2023, all of which have since matured and been repaid or have been prepaid by us:

•	Credit Agreement, dated as of April 27, 2022, between The Bank of Nova Scotia as lender and TIM S.A. as borrower, with cost post hedge of 108.5% of CDI per year, with a principal amount of U.S.$199.4 million and term of 1.5 years. The disbursement occurred on May 6, 2022.

There are no material restrictions on our ability to transfer funds to us in the form of cash dividends, loans or advances.

Uses of Funds

Our principal uses of funds during the three-year period ended December 31, 2023, were payment of dividends to our shareholders, capital expenditures, business combination and loan repayments.

Material Capital Expenditures

Our capital expenditures in 2023, 2022 and 2021 related primarily to: (i) developing our fiber optic network, (ii) deployment and expansion of the capacity of our 3G and 4G networks, (iii) expanding network capacity, geographic coverage and digitalization, (iv) maintenance of our networks and IT systems, (v) of equipment purchases relating to our migration to PCS operations, and (vi) developing new operational and information technology systems.

The following table contains a breakdown of our investments in long-lived assets for the years ended December 31, 2023, 2022 and 2021:

Capital Expenditures Categories

	Year ended December 31,
	2023	2022	2021
	(in thousands of reais)
Network	3,120,320	3,449,303	3,052,190
Information technology	779,833	703,899	723,549
Licenses	56,042	174,535	902,119*
Other	548,119	402,695	605,849
Total capital expenditures(1)	4,504,314	4,730,433	5,283,707

*See Note 40 of our consolidated financial statements.

(1)	The material capital expenditures discussed in this section are recurring and operational in nature and exclude non-recurring capital expenditures, like expenditures in relation to the acquisition of certain assets from Oi Móvel.

In 2023, total capital expenditure was R$4,504 million. In 2022, total capital expenditure was R$4,730 million. See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures.”

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

The following table contains a breakdown of the dividends and interest on shareholders’ equity paid (net of income taxes) by us to our shareholders during the years ended December 31, 2023, 2022 and 2021:

Dividend Distribution

	Year ended December 31,
	2023	2022	2021
	(in thousands of reais)
Dividends	1,310,000	600,000	—
Interest on shareholders’ equity (net of withholding tax)	1,600,000	1,400,000	1,047,500
Total distributions	2,910,000	2,000,000	1,047,500

Between April and December of 2023 our Board of Directors approved the distribution of an aggregate of R$1,600 million as interest on shareholders’ equity surpassing the minimum required by Brazilian Law, with respect to our 2023 results. The amounts of dividends indicated in the table above for 2021 and 2022 were approved at the annual general meeting in 2022 and 2023, respectively. The amount of withholding taxes was R$144 million, during 2023. The amounts paid were R$945 million in 2023 and R$655 million in 2024 as of the date of this annual report. Additional complementary dividends were proposed for the 2023 fiscal year, in the amount of R$1.3 billion and were approved at the Company’s General Shareholders’ Meeting.

Funding and Treasury Policies

We maintain a general policy of continually monitoring our financial position and treasury activities in order to ensure a solid cost and expenditure control. In accordance with our funding and treasury policy, we will continue to monitor the market in order to take advantage of suitable instruments to finance our industrial Plan. We expect future financing to balance maturity, cost and TIM’s payment capacity.

Leverage

Management tracks the ratio of Net Debt to EBITDA, which we refer to as the financial leverage index, in order to monitor the sustainability of our debt levels and our ability to take on additional debt. The ratio is a common credit analysis metric in the telecommunications industry and shows approximately how many years it would take to pay back our indebtedness, assuming no new debt is taken on, EBITDA remains constant, and all cash and cash equivalents may be used to repay debt. In addition, we believe that the ability to take on additional debt is a critical factor that affects our success, as indebtedness may be required to make investments necessary to grow our business. We believe that our current financial leverage index, Net Debt to EBITDA, reflects conservative leverage levels and the ability to incur additional debt if needed for extraordinary investment. Investors should be cautious in comparing our financial leverage index to that of other companies that report a similar ratio of debt to EBITDA because EBITDA in particular may be calculated differently from company to company, leading to financial leverage indexes that are not comparable. Accordingly, any such comparison may be misleading.

The following table sets forth our financial leverage index for the reported periods:

	2023	2022	2021
	(in thousands of reais)
Net Debt (non-GAAP) (unaudited)(1)	10,187,261	12,302,516	2,422,116
EBITDA (non-GAAP) (unaudited)(2)	11,834,327	9,987,091	9,477,727
Financial leverage index (non-GAAP) (unaudited)(3)	0.86	1.23	0.26

(1)	We calculate Net Debt as total loans and derivatives plus lease liabilities minus lease assets minus cash and cash equivalents minus FIC (Investment Fund).
(2)	We calculate EBITDA as net profit for the year plus net financial income (expense), income tax and social contribution and depreciation and amortization costs and expenses.
(3)	We calculate the financial leverage index as Net Debt/EBITDA.

Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations (in present value) as of December 31, 2023:

		Payments Due by Period as of December 31, 2023
	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
		(in thousands of reais)
Total borrowings (post-hedge)(1)	1,207,413	419,385	1,413,950	162,500	3,203,248
Leases – IFRS 16(2)	1,659,163	1,997,216	1,717,143	4,670,390	10,043,912
Leasing (previous IAS 17 finance leases)	119,691	234,069	268,969	1,353,793	1,976,523
Total(3)	2,986,267	2,650,670	3,400,063	6,186,683	15,223,683

(1)	Considering the balances related to derivative financial instruments as of December 31, 2023.
(2)	Leases in which we, as the lessee, substantially hold all of the risks and benefits of ownership are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interest related to the leases is taken to statement of income as financial expense over the term of the contract.
(3)	Other than as set forth herein (see, for example, “Item 4. Information on the Company—B. Business Overview—Our Business”), we have no capital lease obligations, unconditional purchase obligations, or other long-term liabilities reflected on our balance sheet of our consolidated financial statements. Interest is not included in long-term debt since it is subject to variable interest.

Contingent Pension Liabilities

Until December 1999, we participated in a multi-employer defined benefit plan, or the Telebrás Pension Plan, that covered the employees of the Telebrás System who retired before the breakup of Telebrás in May 1998 as well as those who continued working for the operating companies after May 1998. We are contingently liable, jointly and severally, with the other New Holding Companies, for the unfunded obligations of the Telebrás Pension Plan concerning all such employees who retired before January 30, 2000. In December 1999, we changed to a defined benefit plan, or the PBS Plan, that covers only those former employees of Telebrás who continued to be employed by us after December 1999. In November 2002, we created a separate defined contribution plan, or the TIMPREV Pension Plan. Migration to this plan was optional for employees linked to the PBS Plan. Migration to the TIMPREV Pension Plan extinguishes the migrating participant’s rights under the PBS Plan. SISTEL and TIMPREV.

We and TIM Celular (which merged into TIM S.A. in connection with the Reorganization) have sponsored a privately defined benefit pension plan for a group of Telebrás system’s former employees, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

Given that in 1999 and 2000 the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans for each sponsoring company and the maintenance of joint liability only to the participants already assisted on January 31, 2000, we, like other companies, created in 2022, as a result of the former Telebrás system, the TIMPREV Pension Plan, a defined contribution pension plan meeting the most modern social security standards adopted by private companies, and enabling migration to this plan of the employee groups linked to SISTEL.On November 13, 2002, the Brazilian Secretariat for Supplementary Pension Plans, through official ruling CGAJ/SPC No. 1917, approved the statutes of the new pension plan, or hereafter the Statutes of the TIMPREV Benefits Plan, as a defined contribution plan, which provide for new conditions for granting and maintaining benefits, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.Under this new plan, the sponsor’s regular contribution will correspond to 100% of a participant’s basic contribution, and TIMPREV’s managing entity will ensure the benefits listed below, under the terms and conditions agreed upon, with no obligation to grant any other benefits, even if the government-sponsored social security entity starts granting them:

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

As happened with the Termo de Relação Contratual Atípica (“TRCA Plan”), the Company, until December 31, 2010, had understood that it was responsible for liabilities of PAMEC participants (health care plan) related to the Company. The Company has changed its position based on a revised legal construction of its internal and external lawyers. As a result, the liabilities previously recorded were written off.

Under with the rules established by NBC TG 33 (R2) - Benefícios a Empregados (IAS 19 – Employee Benefits) issued by the Federal Accounting Council - CFC and approved by CVM Deliberation 695/2012, after revoked by CVM Resolution 110/2022 (CVM Resolution 110/2022), the plans having a surplus are not recorded by the Company, as it is impossible to recover these amounts. Furthermore, the amounts of contributions will not be reduced for future sponsors.

On January 29, 2007, and April 9, 2007, through the Brazilian Secretariat for Supplementary Pension Plans- SPC, the Ministry of Social Security approved the transfer of the management of the PBS–Tele CelularSul, TIM PrevSul, PBT–TIM, Convênio de Administração, PBS–Telenordeste Celular and TIM PrevNordeste benefit plans (according to SPC/DETEC/CGAT Communications Nos. 169, 167, 168, 912, 171 and 170, respectively) from SISTEL to HSBC – Fundo de Pensão.

The PBS Assistidos plan continues to be managed by SISTEL. The only exception is Plano PAMEC, which was extinguished, with the Company remaining responsible for coverage of the respective benefit, now called PAMEC/Apólice de Ativos.

In addition to the plans coming from the TELEBRÁS system, there is also the plan administered by the CESP foundation resulting from the acquisition of AES Atimus.

AES Telecom: Supplementary pension and pension plan’s installment, administered by the CESP Foundation, which is the responsibility of the company, with a view to the acquisition of Eletropaulo Telecomunicações Ltda. (“AES Atimus”), succeeded by TIM Fiber SP LTDA, later merged into TIM Celular which merged into us.

Medical care plan Fiber: Provision for maintenance of health plan as post-employment benefit to former employees of AES Atimus (as established in Law No. 9,656/98, articles 30 and 31), which was merged into TIM Celular, which in turn was subsequently merged into us.

In 2023, contributions to the pension plans mentioned above totaled R$1.1 million, compared to R$1.1 million in 2022.

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

D.       Trend Information

Customer Base and Market Share

In the year ended December 31, 2023, our subscriber base decreased 2.0% to 61.2 million customers, compared to 62.5 million customers in 2022, reflecting a growth in the Postpaid customer base, and a decline in the Prepaid customer base. Related to the composition of our customer base, the Postpaid segment accounted for 45.1% of our total subscriber base in the year ended December 31, 2023, compared to 43.6% in 2022. The prepaid segment represents 54.9% of our customer base at the end of 2023, compared to 56.4% in 2022.

Although no assurances can be given as to the size of our subscriber base and market share in the future, we intend to focus on maintaining and improving our strong position in the mobile and fixed telecommunications market in Brazil. Our strategies for doing so are outlined in more detail in “Item 4. Information on the Company—B. Business Overview—Our Strategy.”

Trends in Sales and Prices

We managed to maintain a good level of annual growth in service revenue, and we will continue to monetize our customer base using the strategy of “more for more” and focus on the development of all of our business lines.

Among the initiatives put in place in 2023 that supported this performance, the following stand out the most: (i) the ongoing evolution of the volume-to-value approach, maintaining a high level of ARPU and upselling to our customer base; (ii) expansion of the network, consolidating TIM as having the largest mobile coverage in Brazil with the launch of 5G, which was made available in all of Brazil’s state capitals n 2023, and maintaining leadership in 4G; (iii) the solid execution of our ultra-broadband operation, with the rebranding of the service (TIM UltraFibra) and the expansion of fiber; (iv) the continuous advancement of our network and IT infrastructure; (v) the incessant pursuit of cost efficiency and investment efficiency despite the scenario of high inflation in the first half of 2023; and (vi) the ongoing evolution of our customer platform strategy, materialized by partnerships in different verticals such as financial services, digital education, digital security and mobile advertising.

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

Average Monthly Revenue Per User (“ARPU”)

ARPU is a measure used in the mobile telecommunications industry to evaluate the revenue generated by customers. ARPU is used by our management for decision-making purposes and by our management and investors to assess our operating margin per user and consequently our overall operating performance in a given period.

Mobile ARPU (Average Monthly Revenue Per User) was R$29.50 for the year ended December 31, 2023, reflecting an increase of 13.1% as compared to the year ended December 31, 2022, which was R$26.1. This result shows TIM’s focus on seeking greater monetization of its customer base in line with its strategy. The ARPU of the Mobile segment, which excludes other mobile revenues and revenue generated by the Customer Platform, increased (i) by 15.4% YoY (2023:R$51.2 x 2022:R$ 44.4) in the Postpaid segment, having as its main driver a more rational environment and revenue generated from Oi Móvel customers, and (ii) by 12.5% YoY (2023: R$14.7 x 2022: R$13.1) in the Prepaid segment. The increase of the mobile ARPU is mainly explained by the following reasons: (i) change in offers with relevant tariff adjustments to the Postpaid customer base, positively impacting TIM Controle customers from April and other plans from May (ii) the positive performance of customer migration to higher value plans; and (iii) better management by the Company of its customer base, improving service, controlling and reducing disconnection levels. We understand that the ARPU is a relevant profitability metric that allows comparability with other peers in the telecommunication sector, calculated by dividing mobile services revenues by the average monthly customer base.

Competitive Environment

While Brazil’s mobile telecommunications market is mature, it continues to be subject to a competitive landscape, especially with the recent launch of the 5G ecosystem and the closing of the sale and the division of Oi’s mobile assets among us, Vivo and Claro.

On April 20, 2022, jointly with Telefônica Brasil S.A. and Claro S.A., we announced the closing of our acquisition of the mobile assets of Oi Móvel S.A.’s (“Oi Móvel”). Following the closing, we began to integrate Oi’s customer network into our network. In June 2022, we concluded the “roaming like” phase of the integration, which is when customers from Oi began to access our network, in roaming mode, with coverage otherwise not being available, therefore offering them a better user experience. The stage of the customer’s migration, which started in August 2022, was carried out in phases and completed in April 2023 (including clean-up and adjustments).

Consistent with our values to act as an engine of growth and for the development of differentiated and quality services at fair and competitive prices, we purchased part of Oi’s mobile operation assets. With this strategy, we reinforced that we are looking for a more balanced and healthy competitive market; improving the quality and experience of service for our and Oi’s customers; obtaining synergies by improving asset utilization; optimizing our portfolio; strengthening our technological innovation and ensuring profitability for our shareholders.

Technological changes in the telecommunications field, such as the rapid development of 4G (LTE) and the expected growth of 5G in the coming years, may introduce additional sources of competition.

In order to provide mobile telecommunications services over additional bandwidth frequencies to accommodate these emerging technologies, ANATEL auctioned licenses on November 4, 2021. Blocks were auctioned across four frequency bands: 700MHz, 2.3 GHz, 3.5GHz and 26GHz over a 20-year period. The 5G technology, offered mainly through the 3.5 GHz band and also through the 26 GHz band, was deployed across Brazilian state capitals between July and October of 2022. The 5G standard coverage will be expanded gradually, with a plan of reaching all Brazilian municipalities by December 31, 2029.

Through the 5G spectrum auction, in addition to the major market participants (Vivo, Claro and TIM) and established regional players (Algar Telecom and Sercomtel), new entrants secured licenses, which is expected to improve investments, coverage and competition. There was also the possibility of increasing capacity through the neutral network suggested by Winity (winner of the 700MHz frequency); however, subsequently, Winity renounced the use of the spectrum in December 2023.

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

In line with our growth strategy of services beyond connectivity, we look into new markets characterized by their own unique competitive environments. Being an orchestrator of a digital partners ecosystem requires us to develop new capabilities and agility to adapt to new markets.

E.       Critical Accounting Estimates

For information about our critical accounting estimates, see our audited consolidated financial statements included elsewhere in this annual report.

Item 6.	Directors, Senior Management and Employees

A.       Directors and Senior Management

Board of Directors

We are administered by a Board of Directors (Conselho de Administração) and a Board of Statutory Officers (Diretoria), as well as overseen by a Fiscal Council (Conselho Fiscal). The Board of Directors has four special advisory committees: the Statutory Audit Committee (Comitê de Auditoria Estatutário), the Compensation Committee (Comitê de Remuneração), the Control and Risks Committee (Comitê de Controle e Riscos) and the Environmental, Social & Governance Committee (Comitê de Environmental, Social & Governance), all composed only of members of the Board of Directors. The Statutory Audit Committee is composed of independent members of the Board of Directors.

Directors’ duties and responsibilities are determined by Brazilian law, CVM resolutions, B3’s Novo Mercado rules, our By-laws (Estatuto Social) and other internal regulations, including our Code of Ethics and our Policy for Disclosure and Use of Information and Trading of Company Securities. The Board of Directors is composed of five (5) to nineteen (19) members, each serving for a two-year term with the possibility of re-election. All decisions taken by our Board of Directors are recorded in the board’s minute books. The Board of Directors shall meet regularly at least six (6) and up to twelve (12) times per year, and whenever called for a special meeting by its Chairman, by any two Directors or by our Chief Executive Officer. The chairman of the Board of Directors may also invite, at his discretion, any of our key employees to the Board of Directors’ meetings, in order to discuss any relevant corporate matter.

The following are the current members of the Board of Directors and their respective titles, whose terms of office will be valid until the annual shareholders’ meeting to be held in 2025:

Name	Title	Date of Birth	Date Appointed
Nicandro Durante	Chairman	September 13, 1956	March 30, 2023
Claudio Giovanni Ezio Ongaro	Director	July 11, 1968	March 30, 2023
Alberto Mario Griselli	Director	April 24, 1969	March 30, 2023
Herculano Aníbal Alves	Director	February 27, 1953	March 30, 2023
Elisabetta Paola Romano	Director	April 1, 1963	March 30, 2023
Gesner José de Oliveira Filho	Director	May 17, 1956	March 30, 2023
Flavia Maria Bittencourt	Director	January 15, 1970	March 30, 2023
Michele Valensise Gigliola Bonino Adrian Calaza	Director Director Director	April 3, 1952 May 5, 1966 March 8, 1967	March 30, 2023 July 31, 2023 March 30, 2023

Mrs. Flavia Maria Bittencourt, Mr. Herculano Alves, Mr. Gesner Filho and Mr. Nicandro Durante are deemed independent directors according to Brazilian independence standards. They were re-elected at the annual shareholders’ meeting held in 2023.

Set forth below are brief biographical descriptions of the members of our Board of Directors:

Nicandro Durante. Mr. Durante is a Brazilian and Italian citizen, born in September 1956, with a bachelor’s degree in Business Administration issued by Pontifical Catholic University (Pontifícia Universidade Católica) of São Paulo, Brazil. With almost forty years of experience in the tobacco industry, since 2011 Mr. Durante has served as Chief Executive Officer at British American Tobacco, where he has held several top management positions during the past decades, including Corporate Chief Financial Officer, Regional Director, Executive Director, Chief Operating Officer. Mr. Durante served as an Independent Director until July 2022 and also as Chief Executive Officer until 2023, of Reckitt Benckiser, a leading company in the health and care industry. Mr. Nicandro currently serves as Chairman of our Board of Directors, Compensation Committee and Environmental, Social & Governance Committee since 2019.

Claudio Giovanni Ezio Ongaro. Mr. Ongaro is an Italian citizen, born in Milan, Italy, with a University Degree in Electronic Engineering awarded in 1993 by Politecnico di Milano, in Milan, Italy. Mr. Ongaro carried out his career in the telecommunications sector, holding managerial roles both in Italy and abroad, mainly in the United Kingdom, South America, Greece and the Middle East. In particular, he began his career in 1995 in Omnitel Pronto Italia by participating in the founding of the company with roles of increasing responsibility within the network. After an experience in the infrastructure services market, in 2003 he worked in cable & wireless as Group Technical Director of Mobile and, subsequently, as Senior Director of Strategy. In 2007, he joined the Orascom Group, initially in the wireless broadband field and later in the subsidiary Wind Hellas as Chief Strategy Officer and Chief of Fixed Business. From 2010 he worked in Wind Telecomunicazioni as Head of Strategy and M&A and subsequently, following the merger with H3G in 2016, in WindTre as CEO Office Director, responsible for coordinating the company’s main strategic projects. He joined TIM Group in 2019. On December 2021, he was appointed Chief Strategy & Business Development Officer at TIM S.p.A., whilst maintaining his previous responsibility as Head of Wholesale Market.

Alberto Mario Griselli. Mr. Griselli currently serves as non-executive director at Digicel and as the CEO of TIM since January 2022. He joined TIM in 2019 as Chief Revenues Officer, being responsible for the Company’s entire revenue generation. He is also a member of the Board of Directors of TIM and Chairman of the Board of Directors of TIM Brasil. Mr. Griselli graduated in Electronic Engineering from La Sapienza University in Rome and holds an MBA from Columbia University, New York. He started his career in management consulting in Italy and subsequently moved to London. He has been working in Latina America and Brazil since 2004. He has more than 25 years of experience in the telecommunications industry and has held relevant roles as Vice President for Latin America at TIM, a global provider of solutions for operators, and Managing Director for Brazil and Latin America of Value Partners, a management consulting firm. Throughout his professional career, Mr. Griselli has worked on crucial aspects of companies’ performance, and has been leading initiatives ranging from strategic planning and transformation, turnaround and efficiency, new business development and change management.

Herculano Aníbal Alves. Mr. Alves has developed his professional career in the financial market and has acted as an executive in companies of the Bradesco Group, ABN AMRO Bank, Unibanco and Banco Bozzano Simonsen. He is currently a member of the Fiscal Councils of Cielo, Grendene, alternate member of the Fiscal Council of Gerdau S.A., and of the Financial and Risks Committee of Marfrig. He also serves as a member of our Board of Directors and of its advisory committees, namely, the Statutory Audit Committee (as financial expert) and the Control and Risks Committee. He holds a bachelor’s degree in Economics from the Pontifical Catholic University (Pontifícia Universidade Católica) of São Paulo, and a master’s degree from the School of Business Administration of São Paulo at Fundação Getulio Vargas (EAESP/FGV), with an extension course at the Kellogg School of Management at Northwestern University. His academic training also includes executive education in Risk, Compliance and Governance by the Risk University of KPMG.

Elisabetta Paola Romano. Ms. Romano is an Italian citizen, born in Milan, Italy, with a Master in Computer Science from the University of Salerno – Fisciano, Italy, in 1987. She has over 30 years of experience in the telecommunications, information technology and media industries in the United States and Europe. Before being appointed Chief Technology Officer at Telecom Italia S.p.A. on July 1, 2018, Ms. Romano developed her career at Ericsson Group, where she worked from 1998 to 2018, holding various top management positions. In 2017, she was honored as one of the Top 50 Women in Technology by the National Diversity Council. From November 2019 to August 2020 Ms. Romano served as Chief Innovation & Partnership Officer in TIM S.p.A. From August 2020 to October 2022, she served as Chief Executive Officer of Telecom Italia Sparkle S.p.A. Since August 2022 she is the Chief Network, Operations & Wholesale Office of Telecom Italia S.p.A. Ms. Romano has been a member of TIM Participações S.A.’s Board of Directors from March 2019 to August 2020. Ms. Romano has been a member of our Board of Directors since August 2020.

Gesner José de Oliveira Filho. Mr. Oliveira is a partner of GO Associados and Professor of Economics at Fundação Getulio Vargas (FGV). In 2020 Mr. Oliveira has been certified as a Member of the Audit Committee (CCoAud) by the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa – IBGC). His expertise includes public and private entities. Mr. Oliveira currently serves as member of our Board of Directors, as Coordinator of our Statutory Audit Committee, and as member of our Control and Risks Committee and our Environmental, Social & Governance Committee. Mr. Oliveira also serves as member of the Board of Directors of Braskem and Coordinator of the Statutory Compliance and Audit Committee, Chairman of the Board of Directors of Estre Ambiental, as well as a member of the Self-Regulation Council of FEBRABAN. His previous experience includes being a member of the board of directors of Uber, Usiminas, Sabesp, CESP, Nossa Caixa and Varig. Mr. Oliveira served as CEO of SABESP – Companhia de Saneamento Básico do Estado de São Paulo (2007-11), one of the largest water companies in the world; President of CADE, the Brazilian federal antitrust authority (1996-2000); Deputy Secretary for Economic Policy (1993-95) and Secretary for Economic Monitoring (1995), both at the Ministry of Finance. He received his PhD in Economics from the University of California (Berkeley), his Master’s degree from the University of Campinas and Bachelor’s degree from the University of São Paulo. He has worked as a private consultant since the 1990s and published several books and articles in national and international journals. His work has focused on competition policy, macroeconomics and infrastructure which are related with his experience at CADE, Ministry of Finance and SABESP, respectively. He was recently awarded the Jabuti Award for his book Nem Negacionismo, Nem Apocalipse – Economia do meio ambiente: uma perspectiva brasileira.

Flavia Maria Bittencourt. Mrs. Bittencourt holds a B.S. degree in Chemical Engineering from UFRJ, an Executive MBA from Fundação Dom Cabral and other certificates from London Business School and INSEAD. Mrs. Bittencourt has a vast professional experience in different roles and industries, such as 8 years in Banking, 10 years in Telecom, and 3 years in Private Equity. Starting in 2013, she was the CEO for Sephora Latin America, and, since September 2021, she is the MD of Adidas Latin America. Until 2019, she was an independent board member of Marisa Lojas S.A., and currently holds the position of board member, both at BRF S.A. since April 2020, and at Grupo Oncoclínicas since 2021. Mrs. Bittencourt was an independent member of TIM Participações S.A.’s Board of Directors and Statutory Audit Committee from July 2019 to August 2020. Since 2020, she has been an independent member of our Board of Directors and Statutory Audit Committee.Michele Valensise. Mr. Valensise, Italian citizen, born in Polistena, Italy, holds a degree in Law from University of Rome – La Sapienza. After various assignments at the Italian Ministry of Foreign Affairs and abroad (Brazil, Germany, Lebanon, European Union), he was appointed Head of the Press Service, Spokesman and Chief of Staff of the Minister of Foreign Affairs. He was assigned as Italian Ambassador to Sarajevo, Brasilia and Berlin. From 2012 to 2016, he served as Secretary-General of the Farnesina. In addition, he served as a Member of the Board of Directors of Astaldi S.p.A. until April 2021 and currently serves as member of the Board of Directors of Webuild S.p.A. Since 2017 he has been Chairman of the German-Italian Centre for the European Dialogue (Villa Vigoni) holding a close relationship with Germany. He is an editorialist for the Italian newspapers “La Stampa” and “La Repubblica” and for the “Huffington Post”. From May 2018 to March 2021, Mr. Valensise was member of the Board of Directors, of the Nomination and Remuneration Committee and of the Control and Risk Committee of Telecom Italia S.p.A and he currently serves as member of our Board of Directors and of our Control and Risks Committee and Compensation Committee.

Gigliola Bonino. Mrs. Bonino, Italian citizen, holds a degree in Economics and Business Sciences from Università degli studi di Torino – University of Turin, a qualification to practice as a Chartered Accountant (State Exam). She is also a registered auditor before the Register of Auditors of ublic register managed by Italian Ministero dell’Economia e delle Finanze. Immediately after graduating, she worked in financial institutions and industrial companies as a financial analyst and industrial controller. She joined the TIM Group in 1990 and in December 2021, she was appointed Head of the Financial Reporting, Accounting & Revenue Assurance of TIM S.p.A. and the TIM Group. Within the Group, she held the position of Head of Financial Statements and Group Consolidated Financial Statements of TIM S.p.A. and, previously, Head of the Consolidation Process in the context of Planning and Control. Between 2019 and 2021 she was Vice-President and Director of TIMFin, contributing to the launch of the start-up. Mrs. Bonino currently serves as Chairman of the Board of Directors of TIM Retail. In the past, she was Director of INWIT S.p.A., Daphne3, the TIM Brasil holding company and Telecom Italia Finance – Luxembourg and has also been an auditor for ASSIDA (association for complementary medical care for executives of Telecom Italia Group companies).

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

Board of Statutory Officers

Pursuant to our By-laws, our Board of Statutory Officers (the members of which we also refer to as our Statutory Officers) is comprised of at least three (3) and no more than twelve (12) members, who may or may not be shareholders. The title of the members of our Board of Statutory Officers shall be as follows: (1) Chief Executive Officer, (2) Chief Financial Officer, (3) Investor Relations Officer, (4) Business Support Officer, (5) Regulatory and Institutional Affairs Officer, (6) Legal Officer, and (7) People, Culture & Organization Officer. Each member of our Board of Statutory Officers, who serve two-year terms of office (with re-election permitted), may be elected or dismissed by our Board of Directors at any time and with no cause.

The following are the current members of the Board of Statutory Officers and their respective titles, whose terms of office will remain valid for two years from the date of appointment.

Name	Title	Date of Birth	Date Appointed
Alberto Mario Griselli	Chief Executive Officer and Investor Relations Officer	April 24, 1969	March 31, 2023
Andrea Palma Viegas Marques	Chief Financial Officer	July 1, 1971	March 31, 2023
Bruno Mutzenbecher Gentil	Business Support Officer	January 20, 1969	March 31, 2023
Mario Girasole	Regulatory and Institutional Affairs Officer	June 8, 1968	March 31, 2023
Fabiane Reschke	Legal Officer	June 5, 1970	March 31, 2023
Maria Antonietta Russo	People, Culture & Organization Officer	September 19, 1972	March 31, 2023

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

Mario Girasole. Mr. Girasole joined TIM in 1997 in the regulatory and economic evaluation area in Rome. From 2000 to 2003, he headed TIM Group’s relations with the European Union’s institutions in Brussels and was appointed Vice-President of the European Mobile Sector (GSM Europe). From 2004 onwards, he was Director of Public and Regulatory Affairs at Telecom Italia Latin America and TIM Brasil. During this period, he was also appointed Director of Entel Bolivia and Alternate Director of TIM Participações. Mr. Girasole has been the Company’s VP of Regulatory and Institutional Affairs since January 2009 and since 2012, he has also been heading the Communications and ESG areas. He has been president of Instituto TIM since 2014 and CEO of the holding company TIM Brasil Serviços e Participações since 2017. He has served as a board member of national and international organizations, including Conexis, GSM Latin America, the Italian-Brazilian Chamber of Commerce and the Brazilian Institute of Competition Studies, or IBRAC. Mr. Girasole holds a PhD in Economics from the University of Perugia and a Laurea Magistralis in Economics from LUISS University (Rome). He also has an LL.M. in International Business Law (London), Master in Competition Policy, Master in International Commerce and Master in Contemporary Economic History from London Business School, Harvard School of Government, Columbia Business School (Advanced Management Program) and INSEAD (International Directors Program and Advanced Corporate Finance). Mr. Girasole was awarded Knight (2014) and Officer (2018) of the Order of the Star of Italy by the President of the Italian Republic “for promoting friendly relations and cooperation with other countries and ties with Italy”. In Brazil, he was awarded the Peacemaker Medal and the Army Medal by the Ministry of Defense (2018) and the Officer of the Order of Rio Branco (2022) by the Ministry of Foreign Affairs. A naturalized Italian citizen, he was awarded Honorary Citizenship of the Municipality of Rio de Janeiro in 2022.

Fabiane Reschke. Mrs. Reschke holds a law degree from Pontifícia Universidade Católica do Rio Grande do Sul in 1993. She has over 20 years of experience in legal department management, 3 years of experience in the broadcasting industry, 13 years of experience in telecommunications and 8 years of experience in the insurance industry. From 1997 to 2000, she was a lawyer for Grupo RBS de Comunicações. Between 2000 and 2007, she served as a Legal Director of Terra Networks Brasil S.A., an Internet access provider of the Telefónica Group. Between 2008 and 2011, she was a Legal Director at Telefónica Brasil S.A. and Vivo S.A. Between 2011 and 2013, she was a Legal Director at SulAmérica S.A. From 2013 to 2015, she was Chief of Staff of the Presidency of Telefónica S.A. and from 2016 to 2022 she was Legal Director, Institutional and Governmental Relations at SulAmérica S.A.

Maria Antonietta Russo. Mrs. Russo holds a degree in work and organizational psychology from Sapienza Università di Roma and a specialization in work and organizational psychology from Scuola Romana di Psicologia del Lavoro e dell´Organizzazione. Ms. Russo has served in several executive positions at Telecom Italia Group companies, starting her career in the area of people management at TIM Italia. She worked from 2004 to 2007 at TIM Brasil, first in the management area and then as Director of Development and Education. Since 2007 she has held various positions at TIM Italia including, most recently, Head of Development for Group companies from 2010 to 2012, Head of Training from 2012 to 2014, Head of Development and New Capabilities from 2014 to 2016, Head of People Development and Education from 2016 to 2018 and Regional Head of Human Resources from 2018 to 2019.

There are no family relationships among any of our directors and statutory officers, nor any arrangement or understanding with major shareholders, customers or suppliers pursuant to which any director or executive officer was selected.

Statutory Audit Committee

The current composition of the Statutory Audit Committee consists of three independent members of our Board of Directors, elected by our Board of Directors.

The following are the current members of our Statutory Audit Committee:

Name	Date of Birth	Date Appointed
Gesner José de Oliveira Filho (Coordinator)	May 17, 1956	March 31, 2023
Flavia Maria Bittencourt	January 15, 1970	March 31, 2023
Herculano Aníbal Alves(*)	February 27, 1953	March 31, 2023

(*)	Audit committee financial expert.

The Statutory Audit Committee was originally created and its original set of members appointed at TIM Participações S.A.’s shareholders’ meeting held on December 12, 2013, in accordance with Rule 10A-3 under Section 301 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and CVM Resolution 23/2021. After the merger of TIM Participações S.A. into the Company, the Statutory Audit Committee of the surviving company was created and approved by the Company at our shareholders’ meeting held on July 29, 2020.

The Statutory Audit Committee is composed of at least three (3) and at the most five (5) independent members of our Board of Directors, all elected by the Board of Directors, who serve two-year terms of office, matching the terms of the members of the Board of Directors. Re-election is permitted up to, for a maximum period of 10 years. Members of the Statutory Audit Committee may be dismissed by our Board of Directors at any time and without cause.

The Statutory Audit Committee’s general duties and responsibilities under Brazilian corporate law, our By-laws and its internal rules, include: (i) issuing its opinion on the hiring and dismissal of the independent auditor responsible for the audit services on the financial statements, as well as any other services, whether or not they are audit services; (ii) analyzing the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the independent auditors; (iii) supervising the activities of the independent auditors with the purposes of assessing their independence, the quality and the adequacy of the services provided to the Company, including, to the extent allowed by the legislation, assisting in the solution of any divergences between the management and the independent auditors with respect to the presentation of the financial statements; (iv) supervising the activities performed by the internal audit, analyzing, for such purpose, the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the internal auditors; (v) supervising and analyzing the effectiveness, quality and integrity of the internal control mechanisms, in order to, among other things, monitor compliance with provisions related to: (a) presentation of the financial statements, including the quarterly financial information and other interim statements; and (b) the information and measurements disclosed based on adjusted accounting data and on non-accounting data, which add elements that are not provided for in the structure of the usual reports of the financial statements; (vi) to have tools for receiving and treatment of information about non-compliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and codes, including provision for specific procedures to protect the provider and confidentiality of information; (vii) evaluating whistleblower reports, anonymous or otherwise, related to any accounting, any impact on Sox (Sarbanes-Oxley Act) controls, internal controls or audit matters, received by the Company, as well as suggesting the measures that may be taken; (viii) examining, assessing and issuing its opinion, previously, on whether the agreements to be executed between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, comply with the standards normally adopted in the market in transactions of the same nature between independent parts, based on the material submitted by the Company’s management, and the Statutory Audit Committee may request additional clarifications or opinions of independent third parties, whenever it deems necessary; (ix) preparing summarized annual report, to be presented together with the financial statements, containing the description of: (a) its activities, the results and conclusions reached and the recommendations made; and (b) any situations in which there are significant divergences among the Company’s management, the independent auditors and the Statutory Audit Committee with respect to the Company’s financial statements; (x) assessing and monitoring the risk exposures of the Company, being authorized to request detailed information on policies and procedures related to: (a) the compensation of the management; (b) the use of the Company’s assets; and (c) the expenses incurred on behalf of the Company; (xi) evaluating, monitoring and recommending to the Management the correction or improvement of the Company’s internal policies, including the policy of transactions with related parties; and (xii) evaluating the quarterly information, interim statements and financial statements.

Fiscal Council

The current composition of the Fiscal Council consists of two pairs elected by our controlling shareholder and one pair elected by the minority shareholders, each pair consisting of one full member and one alternate member. The following are the current full members of our Fiscal Council, whose terms of office will be valid until the annual shareholders’ meeting held in 2025:

Name	Date of Birth	Date Appointed
Walmir Urbano Kesseli (Chairman)	August 28, 1959	March 28, 2024
Heloisa Belotti Bedicks	August 25, 1960	March 28, 2024
Elias de Matos Brito	July 28, 1965	March 28, 2024

Under Brazilian corporate law, our By-laws and the internal rules of the Fiscal Council, the Fiscal Council’s general duties and responsibilities include monitoring the actions of management and verifying its compliance with legal duties and appropriate statutes; providing opinions regarding management’s annual report, business plans and budgets; and performing reviews of, and opinions regarding our consolidated financial statements. All members serve independently from the Company in their capacities on the Fiscal Council.

Other Committees

We have other non-statutory committees including a Compensation Committee a Control and Risks Committee and an Environmental, Social & Governance Committee.

Compensation Committee

The Compensation Committee was established by the TIM Participações S.A.’s Board of Directors on September 30, 2008, and, after the merger into the Company, by its shareholders’ meeting on July 29, 2020, to: (1) prepare proposals for our Board of Directors regarding allotment of the overall annual remuneration approved by general shareholders’ meeting; (2) provide our Board of Directors with proposals concerning the remuneration of our statutory officers; (3) evaluate the compensation criteria of our statutory officers; (4) monitor the performance of the decisions taken by management and our policies relating to senior executive compensation; and (5) analyze other matters concerning the compensation of our members, as delegated by the Board of Directors.

The members of our Compensation Committee are appointed and dismissed by our Board of Directors. The Compensation Committee shall be composed of at least 3 (three) and at the most 5 (five) members, all elected by the Board of Directors.

The following are the current members of our Compensation Committee:

Name	Date of Birth	Date Appointed
Nicandro Durante (Chairman)	September 13, 1956	March 31, 2023
Claudio Giovanni Ezio Ongaro	July 11, 1968	March 31, 2023
Michele Valensise	April 3, 1952	March 31, 2023

Control and Risks Committee

The Control and Risks Committee was established by the TIM Participações S.A.’s Board of Directors on September 30, 2008, and, after the merger into the Company, by its shareholders’ meeting on July 29, 2020, tasked with the following responsibilities: (i) recommending internal control measures to be adopted by the Board of Directors establishing the specific authority of the Board of Statutory Officers and the limits of such specific authority, subject to the provisions of the By-laws, as well as deciding on the assignment of new functions to the Directors; (ii) monitoring the Company’s compliance with our corporate governance policy and periodically updating the same; (iii) without prejudice to the competence of the Board of Directors, recommending procedures for better supervision of the management of the Directors; (iv) acknowledging the internal audit work plan reviewed by the Company’s Statutory Audit Committee in accordance with the Company’s By-laws; (v) approving the compliance department’s work plan and monitoring compliance with the same; (vi) reviewing and evaluating periodic reports issued in accordance with the internal control and risk management system by the internal audit department and the compliance department and, in connection with the same, requesting that the internal audit department review specific operational areas or that the compliance department develop new procedures; (vii) requesting information from the Board of Statutory Officers regarding specific processes or issues of the Company and/or its subsidiaries, whenever it deems appropriate; (viii) supervising and monitoring issues related to the social responsibility of the Company, aiming at the sustainable development of the Company and/or its subsidiaries, and monitoring the Company’s compliance with the principles established in our Code of Ethics and Conduct; and (ix) analyzing any other matters related to the internal control of the Company as are delegated by the Board of Directors.

The members of our Control and Risks Committee are appointed and dismissed by our Board of Directors. The Control and Risks Committee shall be composed of at least 3 (three) and at the most (5) five members, all elected by the Board of Directors. The following are the current members of the Control and Risks committee:

Name	Date of Birth	Date Appointed
Herculano Aníbal Alves (Chairman)	February 27, 1953	March 31, 2023
Gesner José de Oliveira Filho	May 17, 1956	March 31, 2023
Adrian Calaza	March 8, 1967	March 31, 2023
Michele Valensise	April 3, 1952	March 31, 2023
Gigliola Bonino	May 5, 1966	July 31, 2023

Environmental, Social & Governance Committee

The Environmental, Social & Governance Committee was established by our Board of Directors on December 10, 2020, to: (i) evaluate the plan and general strategy of the Company’s ESG plan (“ESG Plan”) that will consolidate the ESG action plans, projects, proposals and initiatives, and how they may be organized and integrated into the internal processes and organizational structures for implementation of the ESG Plan by the Company, in line with the best practices of the market and the legislation in force; (ii) review the goals and indicators panel of the Company’s ESG Plan, and recommend its approval by the Board of Directors; (iii) to follow up and routinely monitor the execution of the ESG Plan and its indicators; (iv) in the course of the monitoring described in item (c) above, inform the Board of Directors and the Statutory Audit Committee (“CAE”) and the Control and Risks Committee (“CCR”), as the case may be, of situations involving ESG topics and approaches with potential impact on the Company’s image, reputation and equity; (v) request to the Company’s management, through its Chief Executive Officer, for any risk analysis or opportunities in the ESG area, whenever deemed necessary and appropriate for the effort of preventive performance or for the proper management of environmental, social and governance issues; (vi) recommend to the Board of Directors the approval of corporative norms and procedures related to ESG issues, as well as the adoption of actions for their disclosure and for monitoring their compliance; (vii) review the ESG reports, institutional communications and initiatives with public repercussion regarding the environmental, social and governance issues, and to recommend and suggest changes and possible improvements to the Board of Directors; (viii) recommend adherence or continuity in national or international “Protocols”, “Principles”, “Agreements”, “Pacts”, “Initiatives” and “Treaties”, directly or indirectly related to ESG; (ix) recommend to the Board of Directors, whenever deemed necessary, development or improvement programs to the management’s members, executives or employees, in order to provide training and disseminate knowledge in the ESG area; and (xi) recommend the adoption of actions to strengthen the ESG culture in the Company.

The members of our Environmental, Social & Governance Committee are appointed and dismissed by our Board of Directors. The Environmental, Social & Governance Committee shall be composed of at least 3 (three) and at the most 5 (five) members, all elected by the Board of Directors.

The following are the current members of our Environmental, Social & Governance Committee:

Name	Date of Birth	Date Appointed
Nicandro Durante (Chairman)	September 13, 1956	March 31, 2023
Claudio Giovanni Ezio Ongaro	July 11, 1968	March 31, 2023
Alberto Mario Griselli	April 24, 1969	March 31, 2023
Gesner José de Oliveira Filho	May 17, 1956	March 31, 2023
Gigliola Bonino	May 5, 1966	July 31, 2023

B.       Compensation

At the Board of Directors Meeting held on February 6, 2024, the Company’s directors voted in favor of a total annual compensation in the aggregate amount of approximately R$51.4 million, of which: R$42.8 million are allocated to our statutory officers, R$3.0 million are allocated to members of our committees, approximately R$0.7 million are allocated to our fiscal council members and approximately R$4.9 million are allocated as compensation to our Board of Directors during 2024. The aforementioned compensation was approved in the annual shareholders meeting held on March 28, 2024. The statutory officers’ and directors’ compensation is composed of fixed remuneration, benefits, bonuses, short-term incentive and participation in long-term incentive plans. Accordingly, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our officers and directors during 2023. The aggregate compensation to our statutory officers in the year ended December 31, 2023, including fixed remuneration, benefits, bonuses, short-term incentive and long-term incentive plans, was approximately R$32.8 million considering INSS (approximately R$29.7 million without INSS).

Our statutory officers and other managers are eligible to receive a short-term incentive (Management by Objectives, or MBO) bonuses. The general criteria for the MBO bonus are approved by our Board of Directors and provide that eligible statutory officers and other managers may receive an amount calculated based on the organizational roles and certain pre-established performance targets.

Some key officers are also eligible to participate in a long-term incentive plan. The 2021-2023 program has a duration of three years. The general criteria for the program are approved by our Board of Directors and provide that eligible participants may receive shares in part through the achievement of long-term strategic goals (or so-called performance shares) and in part by remaining employed with us until the completion of the vesting period (or so-called restricted shares).

For the year ended on December 31, 2023, each member of our Board of Directors received annual compensation on average of R$1.0 million considering INSS (R$0.9 million without INSS) and each member of our Fiscal Council received annual compensation of R$0.2 million considering INSS (R$0.2 million without INSS), paid pro rata according to each member’s time of service on such body.

C.       Board practices

See “—A. Directors and Senior Management” and “—B. Compensation.”

D.       Our Employees

On December 31, 2023, we had 9,275 full-time employees. We do not employ a significant number of temporary employees. The following tables show a breakdown of our employees as of December 31, 2023, 2022 and 2021.

	As of December 31,
	2023	2022	2021
Network & Information Technology	2,128	2,189	2,191
Sales and marketing	3,840	3,801	3,550
Customer care	1,896	2,060	2,075
Support and other	1,411	1,356	1,521
Total number of employees	9,275	9,406	9,337

In the year ended December 31, 2023, we made some significant changes to our organizational structures. To keep our personnel costs under control, we reduced the number of employees in the customer care structures, most of them to increase the number of employees in the sales and marketing structures. We also moved some network and information technology areas to support areas to increase synergy, especially in our financial areas.

All employees are represented by state unions affiliated with the following federations: National Federation of Telecommunications Workers, Interstate Federation of Telecommunications Services Researchers and Workers, and the FREE Federation. We annually negotiate a new collective agreement and profit-sharing program with the above-mentioned federations and unions. Management believes that our relationships with our workforce are satisfactory. We have not experienced a work stoppage in our operations.

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

Regarding defined contribution plans, the value of the complementary benefit is established only at the time of granting, based on the accumulated balance resulting from the contributions to the plan and the profitability of the investments during the contributory phase. We contribute to private pension insurance plans on a mandatory, contractual, or voluntary basis. The contributions are recognized as employee benefit expenses when due.

Due to corporate reorganizations, we assumed responsibility for all of our former subsidiaries’ pension plans.

The oldest pension plans, closed to new members, are managed by Icatu Fundo Multipatrocinado. Funcesp, currently Vivest, manages a defined benefit pension plan of AES Atimus, merged in 2011, later called TIM Fiber and now TIM S.A. The Icatu Fundo Multipatrocinado, a pension fund management company in Brazil, has managed since 2013 (after a two-year evaluation process of multiemployer pension fund management companies) five different plans: (i) Defined Benefit Plan – PBS Tele Celular Sul; (ii) Defined Benefit Plan – PBS Tele Nordeste Celular; (iii) Defined Contribution Plan – TIMPREV Nordeste; (iv) Defined Contribution Plan – TIMPREV Sul; and (v) Defined Contribution Plan – Intelig Gente.

For new employees, we now offer the supplementary defined contribution plan managed by Icatu Seguros. Until September 2023, this benefit was offered by Itaú Vida e Previdência S.A.

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

Under the Dodd-Frank Act requirement, that was recently implemented by SEC, all listed companies are required to adopt a “clawback policy” mandating the recovery of “excess” incentive-based compensation (i.e., compensation based on the company’s financial reporting measures) that was “erroneously” paid.

E.       Share Ownership

As of December 31, 2023, our board members, fiscal council members and statutory officers, owned, in the aggregate, 1,133,672 common shares, which represented 0.05% of our common shares outstanding. Accordingly, each of our directors or statutory officers beneficially owns less than one percent of outstanding common shares.

Some key officers are also eligible to participate in a long-term incentive plan (share-based incentives plans) for which compensation is based on performance targets for our share price, as further described in “—B. Compensation” and “—D. Our Employees—Share-Based Compensation Plan.”

F.       Disclosure of a registrant’s action to recover erroneously awarded compensation.

To implement Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), which added Section 10D to the Securities Exchange Act of 1934 (“Exchange Act”), companies with securities registered with the Securities and Exchange Commission and listed on the New York Stock Exchange are required to develop and implement a policy providing for the recovery, in the event of a required accounting restatement, of incentive-based compensation received by current or former executive officers where that compensation is based on erroneously reported financial information, or a clawback policy. Our clawback policy has been filed as an exhibit to this annual report on Form 20-F.

As of the date of this annual report, no recovery analysis or actions were triggered under our clawback policy to recover erroneously awarded compensation.

Item 7.	Major Shareholders and Related Party Transactions

A.       Major Shareholders

The following table sets forth information relating to the ownership of common shares by TIM Brasil and our officers and directors, as of December 31, 2023. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares.

Name of owner	Common Shares Owned	Percentage of Outstanding Common Shares
TIM Brasil Serviços e Participações S.A.	1,611,969,946	66.59%
All our officers and directors as a group*	1,133,672	0.05%
Total	1,613,103,618	66.64%

*	Represents less than 1%.

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

As of December 31, 2023, there were 80,318,253 common shares represented by ADSs. As of such date, the number of common shares represented by ADSs represented 3.32% of our total capital.

TIM Brasil is a publicly-held category B company, wholly owned Brazilian subsidiary of Telecom Italia Finance S.A., which in turn is a wholly owned Dutch subsidiary of Telecom Italia S.p.A., or Telecom Italia. Telecom Italia is a corporation organized under the laws of the Republic of Italy. In turn, the largest shareholders of Telecom Italia are Vivendi S.A. (23.94%) and Cassa Depositi e Prestiti S.p.A. (9.89%), both of which are able to exercise significant influence over Telecom Italia. See “Item 4. Information on the Company—C. Organizational Structure.”

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

Significant Changes in Percentage Ownership of Principal Shareholders

None.

Shareholders’ Agreements

None.

B.       Related Party Transactions

As of December 31, 2023, we did not owe to our affiliates any amounts arising out of outstanding inter-company loans. We had assets and liabilities in amounts of R$43 million and R$296 million, respectively, as of December 31, 2023, with companies of the Telecom Italia Group (see Note 35 to our consolidated financial statements).

Guarantees of Obligations of our Subsidiaries

For more information on our guarantees of obligations of our subsidiaries, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds—Financial Contracts.”

Agreement between Telecom Italia and TIM S.A.

At the annual and extraordinary shareholders’ meeting held on March 28, 2024, our shareholders voted on an extension of the Cooperation and Support Agreement, originally executed on May 3, 2007, with Telecom Italia, for an additional 12-month period until April 30, 2025. The purpose of this agreement was to enable us, to benefit from Telecom Italia’s internationally recognized expertise, built throughout years of operation in more mature and developed markets. The cooperation and support activities to be performed by the parties will be focused on adding value to our operations through:

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

The extended term of the agreement provides for a total price cap of €2,752,523 (two million, seven hundred and fifty-two thousand, and five hundred and twenty-three Euros). The price cap represents the maximum consideration to be paid by us for all the services and support rendered by Telecom Italia during 2024 and 2025 under the agreement.

C.       Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.       Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We are subject to judicial and administrative proceedings, including civil, criminal, labor, environmental, tax and regulatory claims covering a wide range of matters arising in the ordinary course of business. We have adopted a policy of analyzing each such proceeding and making a judgment as to whether a loss is probable, possible or remote. We make provisions for legal proceedings to which we are a party to when we determine that losses are probable and can be reasonably estimated. For civil (non-consumer), labor, tax and regulatory proceedings in which the risk of loss has been classified as possible, no provision is made and these proceedings are not expected to have a material adverse effect on our business or financial situation. Our judgment is always based on the opinion of our legal advisors and in-house lawyers. For consumer claims, we make an additional provision taking into consideration the claims for which the risk of loss is classified as probable and, also, a part of the total amount of the consumer claims that has been classified as possible, according to the opinion of our legal advisors and in-house counsel. Accrual balances are adjusted to account for changes in circumstances for ongoing matters and the creation of additional accruals for new matters. Although we believe that the current level of accruals is adequate, changes in the future could impact these determinations.

In this annual report on Form 20-F, we disclose in detail those legal proceedings which we and our legal advisors have determined to be material, along with overall summaries and the aggregate value of our legal proceedings where risk of loss is probable. See Note 24 to our consolidated financial statements.

Consumer Lawsuits

As of December 31, 2023, we are party to consumer lawsuits at the judicial and administrative levels for which an amount of R$179,815 thousand (R$179,132 thousand as of December 31, 2022) was accounted for. These lawsuits generally relate to questions regarding alleged improper billing, contract cancellation, quality of services and undue restriction.

PROCON and Other Consumer Actions

We are involved in judicial and administrative proceedings brought by the Brazilian Consumer Protection Agency (which is composed, among other entities, by Procons – Fundação de Proteção e Defesa do Consumidor), and various state public prosecutor’s offices for which amount of R$258,578 thousand as of December 31, 2023 (R$168,987 thousand as of December 31, 2022) was accounted for. These proceedings arise from consumer complaints related to alleged: (i) failures in the provision of network services; (ii) bundling arrangements for product and services; (iii) issues related to quality care; (iv) contractual violations; and (v) misleading advertising.

Former Trade Partners

We are a defendant in lawsuits filed by certain former commercial partners for alleged breach of contract. The amount involved in such lawsuits is R$45,770 thousand as of December 31, 2023 (R$27,740 thousand as of December 31, 2022).

Social, Environmental, and Infrastructure

As of December 31, 2023, we are party to lawsuits with various actors arising from issues of environmental licensing and installation/operation licensing, actions directed at network infrastructure and environmental issues. We have accounted for in connection with such lawsuits an amount of R$2,054 thousand as of December 31, 2023 (R$2,471 thousand as of December 31, 2022).

Other

We are also party to other civil claims brought by several third parties mentioned above, in respect of, among others: (i) renewal of lease agreements; (ii) equity subscription of shares; (iii) compensation claims; (iv) alleged breach of contract; and (v) debt actions. The amounts that were accounted for involved in such civil claims where R$11,964 thousand as of December 31, 2023 (R$14,642 thousand as of December 31, 2022).

Labor Claims

A significant percentage of our labor claims relate to either claim filed by former employees of service providers who, in accordance with Brazilian labor legislation, have filed claims against us on the grounds that we are responsible for labor-related obligations not satisfied by the service provider companies. There were 1,833 labor claims filed against us as of December 31, 2023, (1,628 as of December 31, 2022), most of which relate to employment claims filed by employees as well as claims that involve former employees of service providers. The amount involved in such labor claims where the risk of loss is considered probable is R$212,929 thousand as of December 31, 2023 (R$214,450 thousand as of December 31, 2022).

There are a series of labor claims, brought by former employees of Docas economic group (Gazeta Mercantil, JB do Brasil, etc). These plaintiffs have filed claims requesting the inclusion of Holdco Participações Ltda (the former controlling shareholder of Intelig) or TIM Participações as defendants, requesting the payment of the court decision by TIM, due to alleged formation of an economic group.

Social Security Claims

We are currently subject to 22 social security claims, with a probable loss amount of R$19,959 thousand as of December 31, 2023 (compared to R$24,197 thousand as of December 31, 2022). The majority of these claims relate to the legal uncertainty related to the events that should compound the tax calculation basis of our social security on payroll.

There are social security claims for payment of federal social security debts of the Docas Economic Group, requesting the inclusion and financial liability of Holdco Participações Ltda (the former controlling shareholder of Intelig), TIM Participações or TIM S.A., due to the alleged formation of an economic group.

Antitrust Claims

In 2023, an Administrative Inquiry was commenced against TIM, Vivo and Claro to investigate alleged refusals to contract and sham litigation towards the company BASE (as described below).

BASE is a provider of Value Added Services (SVA), winner of the bidding notices aimed at providing connectivity to serve public schools, however the concept of connectivity is more comprehensive, corresponding to telecommunications services and SVA.

However, discussions involving telecommunications providers and BASE revolve around regulatory issues, considering BASE's inability to provide telecommunications services due to the fact that it does not hold a telecommunications license, a practice prohibited by Brazilian regulations. The proceeding is still ongoing in the Administrative Council for Economic Defense (CADE) (Administrative Procedure nº 08700.003110/2023-42).

Tax Claims

Federal Taxes

The total federal tax claims not including regulatory taxes (FUST/FUNTTEL/FISTEL and other) assessed against the Company with a possible risk of loss is equal to R$3,139,640 thousand as of December 31, 2023 (R$3,327,377 thousand as of December 31, 2022).

The amounts relating to federal taxes not including regulatory taxes (FUST/FUNTTEL/FISTEL and other) where the risk of loss is considered probable is R$274,781 thousand as of December 31, 2023 (R$260.206 thousand as of December 31, 2022).

The most relevant claims assessed are:

•	Tax carryforward losses and Social Contribution on Profits (Contribuição Social sobre o Lucro Líquido) (“CSLL”), negative basis compensation disallowance; challenge to the goodwill expenses deduction; disallowance of withholding tax compensation due to an alleged lack of documental support; lack of payment of tax carryforward loss/CSLL due on a monthly estimate basis; fine for failure to present digital files; failure to comply with requirements and procedures related to regional tax incentives from Superintendence for the Development of the Northeast (Superintendência de Desenvolvimento do Nordeste) (“Sudene”). The amount in controversy, classified as a possible contingency, is R$1,711,566 thousand as of December 31, 2023 (R$1,579,257 thousand as of December 31, 2022).
•	Alleged improper credits that resulted in tax carryforward losses and CSLL negative basis compensation disallowance. The amount in controversy, classified as a possible contingency, is R$255,912 thousand as of December 31, 2023 (R$265,163 thousand as of December 31, 2022).

•	Social contribution on net income on exchange variation resulting from swap operations accounted for on a cash basis. The amount in controversy, classified as a possible contingency, is R$77,697 thousand as of December 31, 2023 (R$73,307 thousand as of December 31, 2022).
•	Withholding tax collection on income of residents abroad, including those remitted as international roaming and payment to unidentified beneficiaries, as well as the payment of CIDE on royalties remittances abroad, including international roaming. The amount in controversy, classified as a possible contingency, is R$318,365 thousand as of December 31, 2023 (R$292,662 thousand as of December 31, 2022).
•	Alleged failure to calculate and collect corporate income tax, PIS/COFINS and social contribution on profits due to total or partial disregard, by the Brazilian Internal Revenue Service (Receita Federal do Brasil), of the compensations proceeded and from tax carryforward loss negative balance calculated on previous years. The amount in controversy, classified as a possible contingency, is R$316,675 thousand as of December 31, 2022 (R$437,419 thousand as of December 31, 2022).

State Taxes

The total state tax claims assessed against us where the risk of loss is considered possible is equal to R$10,438,811 thousand as of December 31, 2023 (R$9,640,939 thousand as of December 31, 2022). The amounts relating to state tax disputes where the risk of loss is considered probable is R$307,898 thousand as of December 31, 2023 (R$130,816 thousand as of December 31, 2022).

The most relevant claims assessed are:

•	Alleged incorrect deduction of unconditional discounts offered to customers in the ICMS basis of calculation, as well as penalties for alleged noncompliance with an accessory obligation. The amount in controversy, classified as a possible contingency, is R$1,338,672 thousand as of December 31, 2022 (R$1,236,502 thousand as of December 31, 2022).
•	Use of tax benefit (Program for the Economic, Integrated and Sustainable Development of the Federal District – PRO-DF) granted by the state tax authority, which was later declared unconstitutional by the Brazilian Supreme Court. Additionally, the Company was assessed due to alleged undue credit of ICMS resulting from interstate purchase of goods with tax benefit granted in the state of origin. The amount in controversy, classified as a possible contingency, is R$435,326 thousand as of December 31, 2023 (R$394,834 thousand as of December 31, 2022).
•	ICMS credits reversal and credits arising from the acquisition of fixed assets. The amount in controversy, classified as a possible contingency, is R$782,497 thousand as of December 31, 2023 (R$694,479 thousand as of December 31, 2022).
•	ICMS credit entries and debt reversals, identification and documentation support of amounts and information included in clients’ bills, such as the tax rate and credits granted, as well as credits arising from ICMS substitution or nontaxable operations. The amount in controversy, classified as a possible contingency, is R$4,304,655 thousand as of December 31, 2023 (R$3,835,583 thousand as of December 31, 2022).
•	Appropriation of ICMS credits originated from operational energy consumption and acquisition. The amount in controversy, classified as a possible contingency, is R$134,165 thousand as of December 31, 20232 (R$154,673 thousand as of December 31, 2022).
•	Alleged conflict between the information filed in the accessory obligations and the tax collection as well as the charge of specific penalty for noncompliance with those obligations. The amount in controversy, classified as a possible contingency, is R$996,002 thousand as of December 31, 2023 (R$900,731 thousand as of December 31, 2022).
•	Alleged non-payment of ICMS due to the loss of reversed debits related to prepaid service, as well as alleged undue ICMS credit on goods alleged to have benefited from reduction in the calculation basis. The amount in controversy, classified as a possible contingency, is R$726,364 thousand as of December 31, 2023 (R$625,202 thousand as of December 31, 2022).

•	ICMS credits entries regarding the tax treatment of handsets loan operations. The amount in controversy, classified as a possible contingency, is R$148,465 thousand as of December 31, 2023 (R$136,243 thousand as of December 31, 2022).
•	Charge of ICMS related to subscription services excluded from taxation due to its classification as non-telecommunication services. The amount in controversy, classified as a possible contingency, is R$339,088 thousand as of December 31, 2023 (R$330,805 thousand as of December 31, 2022).

Municipal Taxes

The total municipal tax claims assessed against the Company with a possible risk of loss is equal to R$1,712,988 thousand as of December 31, 2023 (R$1,587,910 thousand as of December 31, 2022). The amounts relating to municipal taxes where the risk of loss is considered probable is R$9,710 thousand as of December 31, 2023 (R$8,550 thousand as of December 31, 2022).

The most relevant claims assessed are:

•	Charge of ISS tax and penalties due to the supposed lack of collection over the Company’s revenue accounts. The amount in controversy, classified as a possible contingency, is R$1,431,623 thousand as of December 31, 2023 (R$1,281,547 thousand as of December 31, 2022).
•	Alleged lack of ISS collection regarding import services or services performed in other municipalities. The amount in controversy, classified as a possible contingency, is R$93,172 thousand as of December 31, 2023 (R$86,520 thousand as of December 31, 2022).
•	Constitutionality of the collection of the Inspection Fee for Operation (Taxa de Fiscalização de Funcionamento – TFF) by municipal authorities of different locations. The amount in controversy, classified as a possible contingency, is R$143,150 thousand as of December 31, 2023 (R$149,764 thousand as of December 31, 2022).

FUST and FUNTTEL

The total amount assessed against the Company with a possible risk of loss is equal to R$3,945,550 thousand as of December 31, 2023 (R$3,666,656 thousand as of December 31, 2022).

The amounts relating to FUST and FUNTTEL tax claims where the risk of loss is considered probable is R$89,920 thousand as of December 31, 2023 (R$80,343 thousand as of December 31, 2022).

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

Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity (juros sobre capital próprio) as an alternative form of making dividend distributions to the shareholders, according to Law No. 9,249/1995. The rate of interest may not be higher than the Brazilian Federal Government’s long-term interest rate as determined by BNDES from time to time. Dividends are not subject to withholding income tax when paid. On the other hand, interest on shareholders’ equity paid to shareholders is deductible from the corporation’s net income for tax purposes, but the distributions are subject to withholding tax.

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

Brazilian corporate law also provides for two discretionary allocations of net income that are subject to approval by the shareholders at the annual meeting. First, a percentage of net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur or written off in the event that the anticipated loss occurs. Second, if the mandatory distributable amount exceeds the sum of realized net income in a given year, such excess may be allocated to unrealized revenue reserve. Under Brazilian corporate law, realized net income is defined as the amount of net income that exceeds the net positive result of equity adjustments and profits or revenues from operations with financial results after the end of the next succeeding fiscal year.

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

A.       Offer and Listing Details

Our common shares are listed on the Novo Mercado segment of the B3, under the symbol “TIMS3,” and our ADSs are listed on the NYSE, under the symbol “TIMB” as a result of the consummation of the Merger and the approval of the listing of our shares on the Novo Mercado segment of the B3 and our succession as successor issuer to TIM Participações under Rule 12g-3(a) promulgated under the Exchange Act. Prior to October 2020, the common shares of TIM Participações S.A. were listed under the symbol “TIMP3” and its ADSs listed on the NYSE under the symbol “TSU.” The table below sets forth, for the indicated periods, the high and low closing prices of our ADSs on the NYSE, in U.S. dollars, and our common shares on the B3, in reais. On December 31, 2023, the last reported sales price of our common shares on the B3 was R$17.93 and on December 31, 2023, the last reported sales price of our ADSs on the NYSE was U.S.$18.47. As of December 31, 2023, the U.S. dollar-real exchange rate, using the selling rate as reported by the Central Bank, as of December 31, 2023, was R$4.8413 per U.S.$1.00.

	NYSE		B3
	High	Low	High	Low
	(in U.S.$ per ADS)		(in reais per common share)
Year ended
December 31, 2019	19.38	12.79	15.68	10.43
December 31, 2020	20.32	9.92	17.62	11.42
December 31, 2021	14.27	9.81	14.85	11.15
December 31, 2022	15.61	10.71	14.63	11.65
December 31, 2023	18.94	10.20	18.58	10.75
Year ended December 31, 2021
First quarter	14.27	10.72	14.85	12.24
Second quarter	13.02	10.58	13.16	11.51
Third quarter	12.08	10.56	12.52	11.16
Fourth quarter	12.61	9.81	14.78	11.15
Year ended December 31, 2022
First quarter	14.67	10.71	14.32	12.16
Second quarter	15.61	11.82	14.63	12.24
Third quarter	12.90	10.81	13.65	11.65
Fourth quarter	13.78	11.15	13.92	11.85
Year ended December 31, 2023
First quarter	12.94	10.20	13.29	10.75
Second quarter	15.75	11.91	15.25	12.11
Third quarter	16.01	14.04	15.55	13.69
Fourth quarter	18.94	14.33	18.58	14.74
Month ended
October 31, 2022	12.77	11.15	13.25	11.85
November 30, 2022	13.78	11.48	13.92	12.54
December 31, 2022	12.73	11.34	13.28	12.03
January 31, 2023	11.65	10.66	12.44	11.26
February 28, 2023	12.22	10.20	12.64	10.75
March 31, 2023	12.94	11.46	13.29	11.96
April 30, 2023	14.10	11.91	14.15	12.11
May 31, 2023	14.48	13.17	14.56	13.23
June 30, 2023	15.75	13.58	15.25	13.66
July 31, 2023	15.57	14.04	14.81	13.69
August 31, 2023	15.47	14.39	15.08	14.05
September 30, 2023	16.01	14.37	15.55	14.15
October 31, 2023	15.66	14.33	15.62	14.74
November 30, 2023	18.03	15.36	17.57	15.22
December 31, 2023	18.94	17.46	18.58	17.18
January 31, 2024	18.34	17.34	17.95	16.75
February 29, 2024	19.14	17.43	18.99	17.21
March 31, 2024	19.12	17.62	19.08	17.59
April 26, 2024	18.78	16.17	18.88	16.92

At an extraordinary shareholders meeting held on August 31, 2020, our shareholder approved, among other things: (1) the Merger, in accordance with the Merger Agreement, executed on July 29, 2020, upon which the shareholders of TIM Participações became entitled to receive 2,420,447,019 new common shares issued by us, applying, as substitution ratio the attribution of one common share issued by us for one common share issued by TIM Participações; (2) our adherence to the Novo Mercado listing at B3, and (3) amendments to our By-laws. See “Item 4. Information on the Company—A. History and Development of the Company.”

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

Prior to August 2, 2011, TIM had common shares and preferred shares listed on the B3 under the symbols “TCSL3” and “TCSL4,” respectively. Our ADSs listed on the NYSE each represented 10 preferred shares. As part of our migration to the Novo Mercado listing segment of the B3, our preferred shares ceased to trade on August 2, 2011. On August 4, 2011, our ADSs representing preferred shares ceased to trade on the NYSE. From August 3, 2011, we only had common shares traded on the Novo Mercado listing segment of the B3, by using the symbol “TIMP3” and as from August 5, 2011, our ADSs representing five common shares instead of ten preferred shares commenced trading on the NYSE.

Starting on October 13, 2020, TIM common shares began trading on the B3 under the symbol “TIMS3”. Starting on October 16, 2020, our ADSs began trading on the regular basis on the NYSE, each representing five common shares, under the symbol “TIMB”.

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

Trading on the B3 is conducted every business day, from 10:00 a.m. to 5:00 p.m., on an electronic trading system called “PUMA.” Trading is also conducted between 6:00 p.m. and 7:30 p.m.,in an after-market system. The “after-market” trading is the scheduled after the close of principal trading sessions, when investors may send purchase and sell orders and make trades through the home broker system. This after-market trading is subject to regulatory limits on price volatility of securities traded by investors operating on the Internet.

When shareholders trade shares or units on the B3, the trade is settled in two business days after the trade date, without adjustments to the purchase price. The seller is ordinarily required to deliver the shares or units to the exchange on the second business day following the trade date. Delivery of and payment for shares or units are made through the facilities of Central Depositária of B3 clearing house.

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

Below we highlight some of corporate governance practices required by the Novo Mercado listing segment of the B3. These are fully implemented by us:

•	only common shares, with voting rights;
•	100% tag along, with the same conditions for all shareholders in transfer of control;
•	establishment and maintenance of Internal Audit Department, Compliance Department and Audit Committee (statutory or non-statutory);
•	public offer required in case of delisting from Novo Mercado;
•	at least two or 20% of board members must be independent (whichever is greater);
•	listed companies’ commitment to maintain a free float of at least 20% or 15%, in case of an average daily trading volume above R$20 million;
•	structuring and release of the evaluation process of the board of directors, its committees and the executive board;
•	elaboration and release of the following policies (i) compensation; (ii) appointment of members of the board of directors, its advisory committees and statutory board; (iii) risk management; (iv) transaction with related parties; and (v) securities trading, with minimum content (except for the remuneration policy); and
•	simultaneous release, in English and Portuguese, of material facts, information on earnings and press releases of results.

On May 20, 2011, the Board of Directors of TIM Participações recommended to the extraordinary general shareholders’ meeting of the Company its migration to the Novo Mercado listing segment of the B3 (at that time, the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros), which took place on June 22, 2011. With this migration TIM Participações moved to the highest level of corporate governance.

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

Under Brazilian corporate law, a corporation is either publicly-held (companhia aberta), as we are, or closely held (companhia fechada). All publicly-held companies are registered with the CVM and are subject to reporting requirements. We have the option to ask that trading in securities on the B3 be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of the B3 or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the B3.

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

Trading on the New York Stock Exchange (“NYSE”)

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

Code of Business Conduct and Ethics

Although adoption of a code of ethics is not required by Brazilian Corporate Law, we implemented not only a code of ethics regulating the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and nonpublic information and data to comply with the requirements of Sarbanes-Oxley and NYSE rules, but also trainings and e-learnings to guarantee the understanding by the leadership. The current version was approved by our Board of Directors at the meeting held on December 6, 2023. See “Item 16B. Code of Ethics.”

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

The statutory officers are the Company’s representative and executive body, and each one of them shall act within his/her respective scope of authority. Following is a description of some of the provisions of our By-laws concerning the Board of Statutory Officers:

•	the power to decide on the participation of the Company or its controlled companies in any association and, once it does not require the merger or acquisition of a company, in any joint venture, consortium or any similar structure;
•	the power to decide on the appointment of the Company and its controlled companies’ representatives in other companies or associations in which they participate; and
•	the power to decide on the execution of agreements by the Company or by its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose total value is equal to or lower than R$500 million, provided that certain provisions of the By-laws are observed.

Rights Relating to Our Shares

Dividend Rights

Under our By-laws, we are required to distribute an aggregate amount equal to at least 25% of our adjusted net income to our shareholders, either as dividends or as tax-deductible interest on shareholders’ equity. We may also make additional distributions to the extent of available distributable profits and reserves.

Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity (juros sobre capital próprio) as an alternative form of making dividend distributions to the shareholders. The interest rate may not be higher than the Brazilian Federal Government’s long-term interest rate as determined by BNDES from time to time. Dividends are not subject to withholding income tax when paid. On the other hand, interest on shareholders’ equity paid to shareholders is deductible from the corporation’s net income for tax purposes, but the distributions are subject to withholding tax.

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

Meeting of Shareholders

According to Brazilian law and CVM’s regulations, shareholders must be previously notified through a notice published three times in Brazilian official gazettes in order for an annual or extraordinary shareholders’ meeting to be held. The notification must occur at least 21 days prior to the meeting scheduled date. If the meeting so noticed is not held for any reason on first notice, a second notification must be published at least eight days before the second meeting date.

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

An extraordinary shareholders’ meeting shall be convened whenever our interests so require. Pursuant to our By-laws and Brazilian corporate law, the following actions, among others, are exclusive powers of the shareholders’ meeting:

•	to amend the By-laws;
•	to decide on the appraisal of assets given by shareholders to pay up capital stock;
•	to decide on the our transformation, merger, takeover and split-up; its dissolution and liquidation; to appoint and remove liquidators and appreciate their accounts;
•	to suspend the rights of shareholders not in compliance with their duties imposed by-law, the By-laws or the Novo Mercado Listing Rules;
•	to elect and remove, at any time, the members of the Board of Directors and the Fiscal Council;
•	to determine the global or individual remuneration of the Board of Directors, Board of Statutory Officers and the Fiscal Council;
•	to annually take the accounts of the management and decide on the submitted financial statements;
•	to decide where we shall file a civil liability lawsuit against the management for losses in our assets as provided by law;
•	to resolve in compliance with all provisions of any law, the By-laws or the Novo Mercado rules about capital stock increase by means of subscription of new shares, and on the issuance of any other bonds or securities, whether in Brazil or abroad and whenever the limit of the authorized capital has been attained;
•	to decide on the withdrawal from the register of publicly-held companies before the CVM;
•	to decide on our delisting from the Novo Mercado listing segment;
•	to choose a company to prepare an opinion concerning the appraisal of our shares in the event of cancellation or delisting; and
•	to previously approve the execution of loan agreements, management agreements and technical support services agreements, between us or our controlled companies, on the one side, and our controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to us, on the other side, after prior assessment of the Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties.

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

The B3 reports transactions carried out in its market to its Central Depositária, which is the exchange’s central clearing system. A holder of our shares may choose, at its discretion, to participate in this system. All shares elected to be put into the system will be deposited in custody with the relevant stock exchange, through a Brazilian institution duly authorized to operate by the Central Bank and CVM and having a clearing account with the relevant stock exchange. The fact that such shares are subject to custody with the relevant stock exchange will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the relevant stock exchange and will be treated in the same way as registered shareholders.

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

Foreign investors may register their investment under Law No. 4,131/62 of September 3, 1962, or Resolution CMN 4,373 (that replaced Resolution CMN 2,689). Registration under Law No. 4,131/62 or under Resolution CMN 4,373 generally enables foreign investors to convert into foreign currency dividends, other distributions and sales proceeds received in connection with registered investments and to remit such amounts abroad. Resolution CMN 4,373 affords favorable tax treatment to foreign investors who are not resident in a Low or Nil Tax Jurisdiction, which is defined under Brazilian tax laws as countries and jurisdictions that do not tax income or that have a maximum income tax rate lower than 17%; or whose legislation does not allow access to information regarding the corporate structure of legal entities, their ownership, or the identification of the ultimate beneficiary of income attributed to non-residents.

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

Under current Brazilian legislation, the Brazilian Federal Government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian Federal Government froze all dividend and capital repatriations that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Brazilian Federal Government directives. The imbalance in Brazil’s balance of payments increased during 1999, and there can be no assurance that such increases will not incur in the future or that the Brazilian Federal Government will not impose similar restrictions on foreign repatriations in the future for similar or other reasons.

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

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the ownership and disposition of common shares or ADSs by a non-Brazilian holder. This discussion does not address all the Brazilian tax considerations that may be applicable to any non-Brazilian holder, and each non-Brazilian holder should consult its tax adviser about the Brazilian tax consequences of investing in common shares or ADSs.

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

Distributions of interest on capital paid to Brazilian and non-Brazilian holders of common shares, including payments to the depositary in respect of common shares underlying ADSs, are deductible by us for Brazilian tax purposes up to the limit mentioned above. Such payments are subject to withholding income tax at the rate of 15%, or 25% in the case of a stockholder who is domiciled in a Low or Nil Tax Jurisdiction. These payments may be qualified, at their net value, as part of any mandatory dividend. As described herein we and our subsidiaries have been paying interest on equity since 2017 and paid in 2021 as well. Please refer to “Item 5. — Operating and Financial Review and Prospects—Dividend Distribution—Interest on Equity” for detailed information. No assurance can be given that our Board of Directors will not recommend that future distributions of profits be made as interest on capital instead of as dividends.

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

As mentioned previously, the Brazilian Federal Government has adopted some measures to support Brazil’s request to become a member of the OECD. One of those measures was to compromise to gradually reduce the IOF/exchange tax to zero by 2029, through Decrees No. 10,997/2022 and 11,153/2022.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of the U.S. federal income tax considerations generally applicable to the ownership and disposition of common shares or ADSs by U.S. Holders (as defined below) that hold common shares or ADSs as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (the “Regulations”), published positions of the Internal Revenue Service (the “IRS”), administrative pronouncements, judicial decisions and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of the considerations discussed herein.

As used herein, the term “U.S. Holder” means a beneficial owner of common shares or ADSs that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of that holder’s particular circumstances, or holders that are subject to special tax rules (including, for example, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, dealers in securities or foreign currency, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders who are not U.S. Holders, U.S. expatriates, holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders who acquire their common shares pursuant to any employee share option or otherwise as compensation, investors that will hold their common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes or investors who have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). Moreover, this discussion does not address any U.S. state or local or non-U.S. tax considerations, any U.S. federal estate, gift tax or alternative minimum tax considerations, or the Medicare tax on net investment income.

If a partnership (or other entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds common shares or ADSs, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding common shares or ADSs and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the common shares or ADSs.

If a U.S. Holder holds ADSs, such holder should be treated as the holder of the underlying common shares represented by those ADSs for U.S. federal income tax purposes.

Taxation of Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” the gross amount of any distributions paid to a U.S. Holder on common shares or ADSs (including any non-U.S. tax withheld from such distributions) will generally be subject to tax as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of the Company’s current or accumulated earnings and profits will generally be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in their common shares or ADSs and thereafter generally treated as capital gain. Because the Company does not determine its earnings and profits under U.S. federal income tax principles, any distributions paid by the Company will generally be reported as dividends to U.S. Holders.

Individual and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gains rate applicable to “qualified dividend income,” provided that certain requirements are met, including that (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or the common shares or ADSs are treated as readily tradable on an established securities market in the United States, (ii) the Company is neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. The ADSs are listed on the New York Stock Exchange so the ADSs are expected to be readily tradable, although there can be no assurance in this regard.

The amount of any dividend income paid in reais will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date on which the U.S. Holder actually or constructively receives it, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

For foreign tax credit purposes, dividends received on common shares or ADSs will generally be treated as income from sources outside the United States and will generally constitute passive category income. Depending on the individual facts and circumstances, a U.S. Holder may be eligible, subject to various limitations, to claim a foreign tax credit in respect of any non-U.S. tax paid or withheld in respect of such dividends. Alternatively, a U.S. Holder may claim a deduction for U.S. federal income tax purposes in respect of such taxes. The rules governing the U.S. foreign tax credit are complex and their application depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit in light of their particular circumstances.

Sale or Other Disposition of Common Shares or ADSs

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder will generally recognize gain or loss on the sale or other disposition of common shares or ADSs in an amount equal to the difference between amount realized upon disposition and the U.S. Holder’s adjusted tax basis in its common shares or ADSs. Any capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in its common shares or ADSs exceeds one year at the time of disposition. Long-term capital gains of individuals and certain other non-corporate U.S. Holders are generally eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations.

For foreign tax credit purposes, any gain or loss recognized by a U.S. Holder on the sale or other disposition of shares or ADSs will generally be treated as U.S.-source gain or loss, which may limit the ability to claim the foreign tax credit in respect of non-U.S. taxes imposed or withheld on the sale or other disposition of common shares or ADSs. The rules governing the U.S. foreign tax credit are complex and their application depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit in light of their particular circumstances.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as the Company, will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, if, in any taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes, among other things, dividends, interest, rents, royalties and net gains from the disposition of assets that produce such income. For this purpose, cash is generally categorized as a passive asset and a company’s unbooked goodwill and other intangibles are taken into account and may be classified as active or passive depending on the income such assets produce or are held to produce. The Company will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which it owns, directly or indirectly or constructively, at least 25% (by value) of its stock.

Based upon the Company’s income and assets, including goodwill and other unbooked intangibles, the Company believes it was not a PFIC for its most recent taxable year ended December 31, 2023, and does not expect to be a PFIC for the current taxable year or foreseeable future taxable years. Nevertheless, because PFIC status is a factual determination made annually after the close of each taxable year based on the composition of income and assets, no assurance can be provided that the Company will not be considered a PFIC for the current, or any past or future taxable years. While we do not expect to be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend on our income, assets and activities in each year. Under circumstances where the Company’s passive income significantly increases relative to non-passive income, or the Company determines not to deploy significant amounts of cash, the Company’s risk of becoming classified as a PFIC may substantially increase.

If the Company is classified as a PFIC for any taxable year during which a U.S. Holder holds common shares or ADSs, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules, regardless of whether the Company remains a PFIC, with respect to any (i) excess distribution that the Company makes to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for its common shares or ADSs) and (ii) gain realized on the sale or other disposition, including an indirect disposition such as a pledge, of common shares or ADSs. Under the PFIC rules:

•       the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the common shares or ADSs;

•       amounts allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which the Company is classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•       amounts allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest marginal tax rate in effect for individuals or corporations, as appropriate, for that year; and

•       the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If the Company a PFIC for any taxable year during which a U.S. Holder holds common shares or ADSs and any of its non-U.S. subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each lower-tier PFIC for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of the Company’s subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of common shares or ADSs as of the close of such U.S. Holder’s taxable year over such U.S. Holder’s adjusted basis in such shares or ADSs. The U.S. Holder is allowed a deduction for the excess, if any, of such U.S. Holder’s adjusted basis in the common shares or ADSs over their fair market value as of the close of the taxable year, but only to the extent of any net mark-to-market gains on the common shares or ADSs included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares or ADSs, will be treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares or ADSs, as well as to any loss realized on the actual sale or disposition of the common shares or ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included in income with respect to such shares or ADSs. The U.S. Holder’s basis in the common shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a mark-to-market election, then, in any taxable year for which the Company is classified as a PFIC, tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by the Company (except that the lower applicable capital gains rate for qualified dividend income would not apply). If a U.S. Holder makes a valid mark-to-market election and the Company subsequently ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market income or loss described above during any period that we are not classified as a PFIC.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in the applicable Regulations. For those purposes, the ADSs are treated as listed on a qualified exchange or other market because of their listing on the New York Stock Exchange. The Company anticipates that its ADSs shares should qualify as being regularly traded, but no assurance may be given in this regard.

Because a mark-to-market election can be made only with respect to marketable stock, such election generally will not be available for any lower-tier PFICs that the Company may own. Therefore, if the Company is treated as a PFIC, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by the Company that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

The Company does not intend to provide information necessary for U.S. Holders to make a qualified electing fund election, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns common shares or ADSs during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 or such other form as is required by the U.S. Treasury Department. U.S. Holders should consult their tax advisors regarding the potential tax consequences to such holder if the Company is or becomes a PFIC, including the possibility of making a mark-to-market election.

Foreign Financial Asset Reporting

A U.S. Holder may be required to report information relating to an interest in common shares or ADSs, generally by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with the U.S. Holder’s federal income tax return. A U.S. Holder may also be subject to significant penalties if the U.S. Holder is required to report such information and fails to do so. U.S. Holders should consult their tax advisors regarding information reporting obligations, if any, with respect to ownership and disposition of common shares or ADSs.

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

Interest Rate Risk

On December 31, 2023, the amount of our outstanding debt which accrued interest at the CDI, TJLP, SELIC and IPCA floating interest rates totaled R$3,771 million, compared to R$4,970 million for the year ended December 31, 2022. On the same date, we had cash and cash equivalents and marketable securities in the amount of R$5,036 million in instruments accruing interest at the CDI rate, as compared to R$4,739 million on December 31, 2022.

Over a one-year period, before accounting for tax expenses, a hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to our financial assets and liabilities on December 31, 2023, would have resulted in a variation of R$37.7 million in our interest expenses from financial contracts and a variation of R$50.4 million in our income from financial investments (assuming that this hypothetical 100 basis point movement in interest rates uniformly applied to each “homogenous category” of our financial assets and liabilities and that such movement in interest rates was sustained over the full one-year period).

For further information on our interest rate risks and related sensitivity analysis, see Note 37 to our audited consolidated financial statements.

Exchange Rate Risk

As of December 31, 2023, we did not have any outstanding unhedged financial loans denominated in foreign currency and were thus not exposed to exchange rate risk based on our loans. We enter into hedging agreements to hedge our borrowings denominated in foreign currency and thus have limited our exchange rate exposure regarding such borrowings.

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

As of December 31, 2023 and 2023, we did not have call options.

For further information on our exchange rate risks and related sensitivity analysis, see Note 37 to our audited consolidated financial statements.

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

Charges of Depositary

The depositary may charge U.S.$5.00 or less per 100 ADSs (or portion thereof) from each person to whom ADSs are issued, including issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by the Company or issuances pursuant to a merger, exchange of securities or any other event affecting the ADSs or the deposited securities. It may also charge each person surrendering ADRs for withdrawal or whose ADSs are canceled or reduced for any other reason.

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

During the year ended December 31, 2023, we received from our depositary as gross income U.S.$ 1,452,669 as reimbursement of expenses related to annual stock exchange listing fees, standard maintenance costs of ADRs, underwriting and legal fees and investor relations activities, from which U.S.$ 1,016,868 was withheld for U.S. federal income taxes.

See also “Item 10. Additional Information—E. Taxation.”

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a)       Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2023, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, as of December 31, 2023. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set forth in the Committee of Sponsoring Organizations of the Treadway Commission framework of 2013. Our management concluded that as of December 31, 2023, our internal control over financial reporting was effective and had no material weaknesses, based on those criteria.

We are committed to continuing to improve our internal control processes and will continue to diligently review our financial reporting controls and procedures in order to ensure our compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the related rules promulgated by the SEC. Our independent registered public accounting firm during the year ended December 31, 2023, Ernst & Young Auditores Independentes S/S Ltda., has issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2023.

(c)       Attestation Report of the Registered Public Accounting Firm

Ernst & Young Auditores Independentes S/S Ltda., the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2023. Their attestation report on internal controls over financial reporting is included herein.

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

Our Statutory Audit Committee, which functions as an audit committee, shall be comprised of at least three and at most five independent members of our Board of Directors, who may or may not be shareholders, elected by the Board of Directors. In 2023, the Statutory Audit Committee had three such members. Our Statutory Audit Committee has determined that one of its members, Mr. Herculano Aníbal Alves, is an “audit committee financial expert”, as this term is defined by the SEC.

Item 16B.	Code of Ethics

Code of Ethics

We believe that ethics in conducting business is always important for a company’s success. Accordingly, we adopted a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and persons performing similar functions, as well as to our other Directors, Statutory Officers, controlling shareholders, members of our boards and committees, all employees and suppliers. Our Code of Ethics is filed as an exhibit to this annual report. It can also be requested, free of charge, by email or telephone at the address set forth in the second paragraph of “Item 4. Information on the Company—A. History and Development of the Company—Basic Information.” The Code of Ethics was updated at the Board of Directors’ meeting held on December 6, 2023.

Our Code of Ethics addresses most of the principles set forth by the Brazilian Anti-Corruption Law No. 12,846/2013, by the Brazilian Federal Decree No. 11,129/2022, by the Foreign Corrupt Practices Act (FCPA), by the SEC in Section 406 of Sarbanes-Oxley Act, and, pursuant to section 156 of Brazilian Corporate Law No. 6,404/1976, establishes that an officer or a board member is prohibited from taking part in any corporate transaction in which he has an interest that conflicts with the interests of the Company, and is required to disclose to the board the conflict of interest. Any contract can only be entered into under reasonable and fair conditions. Contracts with a related party must be entered into on an arm’s-length basis.

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

In December 2019, TIM Participações, which was subsequently merged into us in September 2020, was included on the Pro-Ethics Company List for the 2018-2019 period by the Brazilian Federal Ministry of Transparency and the Comptroller General of the Union, which promotes ethical business conduct throughout Brazil, granting the inclusion on the pro-ethic List to companies that demonstrate lawful business practices and operate with the highest level of fairness, transparency and integrity. We were the first Brazilian telecom company nominated Pro-Etica. In November 2023, we were included for the third consecutive time on the Pro-Ethics Company List, now for the 2022-2023 period.

In this perspective, our Integrity Program aims to identify processes and controls to mitigate corrupt practices in order to generally promote honest and ethical conduct, and deter wrongdoing within the Company. We believe that the provisions of the Integrity Program is aligned with the Brazilian Anti-Corruption Law and international standards on anti-corruption, such as the Foreign Corrupt Practices Act, the Legislative Decree No. 231/01 of Italy and the ISO 37001: Anti-bribery management systems.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2023, 2022 and 2021, Ernst & Young Auditores Independentes S/S Ltda.:

	Year ended December 31,
	2023	2022	2021
	(in thousands of reais)
Audit fees	8,916	8,995	6,940
Audit-related fees	283	158	130
Tax fees	—	—	—
All other fees	—	—	—
Total fees	9,199	9,153	7,070

Audit fees in the above table are the aggregate fees billed by Ernst & Young Auditores Independentes S/S Ltda., in connection with the audit of our annual financial statements and limited reviews of our quarterly financial information for statutory purposes and the assessment required under Section 404 of the Sarbanes-Oxley Act.

In 2023, our independent registered public accounting firm provided audit and audit-related services other than in connection with the audit of our consolidated financial statements. Such services included the review of the information and providing external audit services on our sustainability report.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable. We have created a Statutory Audit Committee in accordance with Exchange Act Rule 10A-3 and CVM Resolution 23/2021.

For more details, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Statutory Audit Committee.”

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Set forth below, in tabular format, is some disclosure on the repurchases of TIM S.A. shares for the periods indicated.

Year	Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Be Purchased Under Publicly Announced Plans or Programs
2024	April	2.244.400	17.22	2.244.400	Not Specified
	March	350,000	18.11	350,000	Not Specified
	February	0	0	0	Not Specified
	January	0	0	0	Not Specified
2023	December	0	0	0	Not Specified
	November	0	0	0	Not Specified
	October	0	0	0	Not Specified
	September	0	0	0	Not Specified
	August	0	0	0	Not Specified
	July	374,000	14.46	374,000	Not Specified
	June	0	0	0	Not Specified
	May	0	0	0	Not Specified
	April	0	0	0	Not Specified
	March	0	0	0	Not Specified
	February	0	0	0	Not Specified
	January	0	0	0	Not Specified

2022	December	0	0	0	Not Specified
	November	0	0	0	Not Specified
	October	0	0	0	Not Specified
	September	0	0	0	Not Specified
	August	0	0	0	Not Specified
	July	0	0	0	Not Specified
	June	0	0	0	Not Specified
	May	1,857,517	13.53	1,857,517	Not Specified
	April	0	0	0	Not Specified
	March	0	0	0	Not Specified
	February	0	0	0	Not Specified
	January	0	0	0	Not Specified
2021	December	0	0	0	Not Specified
	November	0	0	0	Not Specified
	October	0	0	0	Not Specified
	September	0	0	0	Not Specified
	August	0	0	0	Not Specified
	July	0	0	0	Not Specified
	June	313,950	12.33	313,950	Not Specified
	May	202,500	12.09	202,500	Not Specified
	April	0	0	0	Not Specified
	March	0	0	0	Not Specified
	February	0	0	0	Not Specified
	January	0	0	0	Not Specified

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

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

Committees

Since we migrated to the B3’s Novo Mercado, we are subject to its rules on corporate governance, which include having a statutory or non-statutory audit committee. The Statutory Audit Committee was originally established on December 12, 2013, and in addition to that committee, we have three other such special advisory committees to the Board of Directors: the Control and Risks Committee the Compensation Committee and the Environmental, Social and Governance Committee. The Control and Risks Committee and the Compensation Committee were implemented on September 30, 2008, and the last one was implemented on December 10, 2020. Pursuant to our By-laws, our shareholders elect our directors at a general shareholders’ meeting. Our shareholders also establish compensation for our directors and statutory officers.

Audit Committee and Additional Requirements

The Statutory Audit Committee was originally created and its original set of members appointed at the shareholders’ meeting held on December 12, 2013, in accordance with Rule 10A-3 under Section 301 of Sarbanes-Oxley and CVM Resolution 23/2021. The Statutory Audit Committee’s internal regulations were approved at the Board of Directors meeting held on December 23, 2013. After the merger of TIM Participações S.A. into the Company, the Statutory Audit Committee of the surviving company was created and approved at our shareholders’ meeting held on July 29, 2020.

The Statutory Audit Committee is composed of at least three (3) and at the most five (5) independent members of our Board of Directors, and elected by the Board of Directors, who serve two-year terms of office, matching the terms of the members of the Board of Directors. Re-election is permitted up to, for a maximum period of 10 years. Our Board of Directors may dismiss members of the Statutory Audit Committee at any time and without cause.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.	Insider Trading Policies Not applicable.
Item 16K.	Cybersecurity

TIM has established a cybersecurity management system based on its Cyber & ICT Security organizational structure (“ICT” referring to information and communication technology), as set forth below, with direct involvement and reporting to TIM’s C-level Business Support Officer (BSO), in return reporting to TIM’s CEO. TIM’s ICT Risk Management activities comprise processes related to the identification, treatment and assessment of solutions for identified cybersecurity risks, the monitoring of the security of public telecommunications networks, data centers and business networks, the management of security incidents with a focus on monitoring cyber security threats, as well as activities related to business continuity. Set forth below is the organizational structure of our Cyber & ICT Security system.

Our organizational structure regarding cybersecurity risks comprises the following activities and processes:

•	Identity & ICT Risk Management: Ensuring a security-oriented analysis of the Company’s ICT projects, products and vendors, along with profile management and logical access to systems.
•	Business Continuity & Cyber Projects Management: Establishing governance activities for our risk prevention process regarding any cybersecurity risks that may affect business continuity, as well as support functions in connection with the implementation of security initiatives, as well as coordinating cybersecurity projects.
•	Cyber Intelligence: Providing vulnerability management, information leakage prevention, attack simulations, digital investigation, and monitoring of the evolution and detection of new cyber threats and risks.
o	Advanced Cyber Defense: Ensures the cybersecurity of devices connected to the internet (endpoint) as well as firewall management (perimeter defense).
•	Cybersecurity Operations Center (CSOC): Monitoring and handling of cyber risks and security events, mitigation of attacks, as well as management of and response to any related incidents.
o	CSOC Monitoring & Response: Monitoring and response to security incidents within the Cybersecurity competence perimeter.
•	Cyber Solutions & Innovation: Setting standards for the architecture of security solutions for the Company, analyzing and testing new security solutions, and strengthening the strategy of selling value-added services and products to customer segments.

TIM’s related cybersecurity processes are aligned and based on ISO 27001 – an international standard that outlines the best practices for information security management, in addition to CIS8 (Internet Security Center) and NIST (Cyber Security Framework), which require controls that assist in the management and reduction of cybersecurity risk. The Company publishes a cybersecurity policy that aims to establish guidelines for the strategic control of risks, define security responsibilities and outline what must be observed and adhered to by TIM’s employees, suppliers and business partners, with regard to the secure treatment of information, including personal data and sensitive personal data, and the ICT assets related to them.

The Company obtained ISO 27001 certification in 2022 and ISO 270001 recertification in August 2023.

In connection with the management of risks and vulnerabilities, third parties with know-how in cybersecurity are hired by the Company to identify, treat, and promote the mitigation of cybersecurity risks. The Company, with the assistance of such third parties, carries out penetration tests and verifies existing threat actors, treating the identified vulnerabilities, based on deadlines for mitigation.

We have an established cyber incident management process, which deals with events and incidents that are relevant or not, and that may impact TIM’s services. The process comprises the evaluation and reporting of partners and suppliers regarding existing risks, and the requirements of engagement of third parties are contractually governed.

We have in place certain reporting process provided for by ANATEL based on previously established triggers, considering that the telecommunications sector is highly regulated.

In 2023, we had no relevant cybersecurity incidents affecting the business strategy, results of operations or financial condition of the Company or triggering any ANATEL reporting requirements.

Annually, the Board of Directors discusses cyber risks and receives a presentation thereon, as prepared and required by TIM’s Cyber & ICT Security function, in order for the Board of Directors and TIM’s management to engage in strategic planning, actions for risk control and risk mitigation. In 2023, we had a presentation to the Board of Directors in connection with our internal audit on the relevant points related to cybersecurity that were monitored as well as the Company’s progress in addressing related opportunities for improvement.

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

Dated: April 29, 2024

TIM S.A.
By:	/s/ Alberto Mario Griselli
	Name:	Alberto Mario Griselli
	Title:	Chief Executive Officer and Investor Relations Officer

EXHIBIT INDEX

1.1	By-laws of TIM S.A. approved at the Annual Shareholder’s Meeting held on March 28, 2024
2.1	Deposit Agreement, dated as of October 9, 2020, among TIM S.A., J.P. Morgan Chase Bank, N.A., as Depositary, and holders of American Depositary Receipts issued thereunder, which is incorporated by reference to our Form F-6 filed with the Securities and Exchange Commission on October 2, 2020.
2.2*	Description of Securities registered under Section 12 of the Exchange Act.
4.1*	Credit Agreement, dated April 27, 2022, between The Bank of Nova Scotia, as lender, and TIM S.A., as borrower.
4.2	Private Deed for the Second Issue of Simple, Unsecured, and non-Convertible Debentures, in a Single Series, for Public Distribution with Restricted Efforts, of TIM S.A., dated as of June 10, 2021, between TIM S.A., as issuer and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, as fiduciary agent (English translation) which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2022.
4.3	Share Purchase Agreement and Other Covenants, dated as of January 28, 2021, between OI S.A., Telemar Norte Leste S.A. and OI Móvel S.A. which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 30, 2021.
4.4	Credit Agreement, dated as of April 1, 2021, between BNP Paribas, as lender, and TIM S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 30, 2021.
4.5	Credit Agreement, dated as of April 1, 2021, between The Bank of Nova Scotia, as lender, and TIM S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 30, 2021.
4.6	Credit Agreement, dated as of May 22, 2020, between BNP Paribas, as lender, and TIM S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 30, 2021.
4.7	Credit Agreement, dated as of April 7, 2020, between The Bank of Nova Scotia, as lender and TIM S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 1, 2020.
4.8	Letter Loan Agreement, dated as of February 7, 2020, between Bank of America, N.A., as lender, and TIM S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 1, 2020.
4.9	English Language Summary of Credit Agreement, dated as of January 31, 2020, between Banco do Nordeste do Brasil S.A., as lender, and TIM S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 1, 2020.
4.10	Credit Agreement, dated as of January 31, 2020, between The Bank of Nova Scotia, as lender, and TIM S.A., as borrower, and TIM Participações S.A., guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 1, 2020.

4.11	English Language Summary of Deed of Indenture for the Issuance of Simple Unsubordinated Debentures, with Additional Personal Guarantee, Not Convertible into Shares, in a Single Series, for Public Placement with Limited Efforts of the First Issuance of TIM S.A., dated as of January 9, 2019, between TIM S.A., as issuer, Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., as fiduciary agent, and TIM Participações S.A., as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 10, 2019.
4.12	English Language Summary of Protocol and Justification of the Merger of TIM Celular S.A. by TIM S.A., dated as of October 15, 2018, between TIM Celular S.A. and TIM S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 10, 2019.
4.13	English Language Summary of Credit Agreement, dated as of May 2, 2018, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender and TIM Celular S.A. (now TIM S.A.) as borrower, and TIM Participações S.A. as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 10, 2019.
4.14	English Language Summary of Credit Agreement, dated March 20, 2019, between Agência Especial de Financiamento Industrial S.A. – FINAME, an entity within the BNDES system, as lender and TIM S.A. as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 10, 2019.
4.15	Tenth Amendment to the Cooperation and Support Agreement, dated as of April 26, 2017, between Telecom Italia S.p.A. and TIM Celular S.A. and Intelig Telecomunicações Ltda. with the Company as intervening party, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 6, 2018.
4.16	English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 113/2016/SOR-ANATEL, dated as of July 26, 2016, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 11, 2017.
4.17	English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 114/2016/SOR-ANATEL, dated as of July 26, 2016, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 11, 2017.
4.18	Loan Agreement, dated as of December 23, 2015, between Finnish Export Credit Ltd. as lender, KfW IPEX-Bank GmbH, as facility agent and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 14, 2016.
4.19	Facility Agreement, dated as of October 27, 2015, between Cisco Systems Capital Corporation, as Lender and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 14, 2016.
4.20	English Summary of Credit Agreement – Contrato de Financiamento Mediante Abertura de Crédito N° 15.2.0825.1, dated as of December 29, 2015, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, TIM Celular S.A., as borrower, and TIM Participações S.A. as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 14, 2016.

4.21	English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 144/2014/SOR-ANATEL, dated as of December 5, 2014, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.22	English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 145/2014/SOR-ANATEL, dated as of December 5, 2014, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.23	English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 146/2014/SOR-ANATEL, dated as of December 5, 2014, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.24	Loan Agreement, dated as of April 15, 2014, between KfW IPEX-Bank GmbH, as lender and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.25	Facility Agreement Reference number TIMLAF2LT to Master Loan Agreement Reference No. TIMLALT, dated as of October 14, 2014, between Cisco Systems Capital Corporation, as lender and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.26	Finance Contract (Master Loan Agreement), dated as of June 20, 2013, between Cisco Systems Capital Corporation, as lender, TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.27	Facility Agreement, dated as of August 28, 2013, between Cisco Systems Capital Corporation, as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.28	English Summary of Credit Agreement, dated as of December 23, 2013, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender and TIM Celular S.A., as borrower, and TIM Participações S.A. as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.29	English Summary of Term of Authorization for Use of Radio frequencies, dated as of April 3, 2013, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.30	Fourth Amendment, dated as of December 10, 2012, to the Loan Agreement between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A. and TIM Celular S.A., as borrowers, dated November 19, 2008 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 26, 2013.
4.31	Fifth Amendment, dated as of December 10, 2012, to the Loan Agreement between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A. and TIM Celular S.A., as borrowers, dated November 19, 2008 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 26, 2013.
4.32	Term of Authorization for provision of PCS service dated March 12, 2001 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.

4.33	Term of Authorization for provision of PCS services dated February 26, 2010, authorization (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.34	Term of Authorization for provision of PCS services dated November 29, 2010 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.35	Amendment No. 5 to Cooperation and Support Agreement with Telecom Italia dated April 24, 2012, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.36	Addendum to the Loan Agreement dated as of November 19, 2008, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.37	Loan Agreement, dated as of November 19, 2008, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A. and TIM Celular S.A., as borrowers, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.38	Addendum to the Credit Agreement dated as of November 19, 2008, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.39	Authorization agreement for TIM Celular S.A. dated May 25, 2007, pursuant to which TIM is authorized to provide landline switched telephone services (STFC) in regions I, II and III, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 3, 2008.
4.40	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.41	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.42	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.43	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.44	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.45	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.46	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.47	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.48	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.49	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.50	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.51	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.52	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.53	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.54	Term of Authorization for Use of Radio frequencies, dated as of November 30, 2005, between ANATEL (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.
4.55	Term of Authorization for Use of Radio frequencies, dated as of May 5, 2006, between ANATEL (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.
4.56	Term of Authorization for Use of Radio frequencies, dated as of April 2, 2007, between ANATEL (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.
6.1*	Statement regarding computation of per share earnings, which is incorporated by reference to Note 36 to our consolidated financial statements included in this annual report.
8.1	None.
11.1*	Code of Ethics (English free translation), adopted December 6, 2023.

12.1*	Section 302 Certification of the Chief Executive Officer.
12.2*	Section 302 Certification of the Chief Financial Officer.
13.1*	Section 906 Certification of the Chief Executive Officer.
13.2*	Section 906 Certification of the Chief Financial Officer.
97*	Compensation Recoupment Policy (“Clawback” Policy)
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

TIM S.A.

Consolidated Financial Statements

December 31, 2023

with Reports of Independent Registered Public Accounting Firm

TIM S.A.

Consolidated Financial Statements

December 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of TIM S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TIM S.A. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 29, 2024 expressed an unqualified opinion thereon.

Change in Accounting Principle

As discussed in note 2(h) to the consolidated financial statements, the Company has changed its accounting policy related to the presentation of purchases and sales of marketable securities and the related finance income in the statements of cash flows for the years ended December 31, 2022 and 2021.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Provision for tax contingencies
Description of the Matter

As disclosed in note 24 to the consolidated financial statements, the Company is party to tax claims and proceedings at different jurisdictional levels totaling R$19,903 million as of December 31, 2023, for which a provision amounting to R$666 million was recorded in the consolidated financial statements, while the remaining R$19,236 million was disclosed as losses possible to occur, in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The determination of the provision and disclosures related to the tax contingencies involve significant judgment from management, including their analysis of the matters in dispute, the opinion of internal and external legal counsel and the estimation surrounding their ultimate resolution.

Auditing management’s assessment of the probability of a loss on tax claims is complex, judgmental, and based on interpretations of tax laws and legal rulings, as there is significant estimation uncertainty related to the ultimate outcome of court decisions, the evolution of jurisprudence and the position of the tax authorities.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the identification and evaluation of tax claims, including management’s process to determine whether the technical merits are more-likely-than-not to be sustained in courts.

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

April 29, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of TIM S.A.

Opinion on Internal Control over Financial Reporting

We have audited TIM S.A.’s internal control over financial reporting as of December 31, 2023, based on criteria established in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, TIM S.A. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated April 29, 2024 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young Auditores Independentes S/S Ltda.

Rio de Janeiro, Brazil

April 29, 2024

TIM S.A.
CONSOLIDATED BALANCE SHEETS
December 31, 2023 and December 31, 2022
(In thousands of reais)

	Note	2023	2022

Assets		55,260,156	56,408,367

Current assets		11,404,293	10,364,415
Cash and cash equivalents	4	3,077,931	2,548,713
Marketable securities	5	1,958,490	2,190,635
Trade accounts receivable	6	3,709,766	3,421,094
Inventories	7	331,783	236,117
Recoverable income tax and social contribution	8.a	494,382	361,349
Recoverable taxes, fees and contributions	9	943,767	831,661
Prepaid expenses	10	238,468	278,851
Derivative financial instruments	37	299,539	239,189
Leases	17	29,886	30,643
Other amounts recoverable	18	80,963	26,519
Other assets	13	239,318	199,644

Non-current assets		43,855,863	46,043,952
Marketable securities	5	12,949	12,929
Trade accounts receivable	6	199,007	238,683
Recoverable income tax and social contribution	8.a	218,897	517,878
Recoverable taxes, fees and contributions	9	874,539	895,408
Deferred income tax and social contribution	8.c	1,257,494	1,367,586
Judicial deposits	11	689,739	1,377,560
Prepaid expenses	10	138,937	80,258
Derivative financial instruments	37	507,873	662,433
Leases	17	206,455	208,003
Other financial assets	12	216,721	-
Other assets	13	45,584	65,398
Investment	14	1,450,812	1,540,116
Property, plant and equipment	15	22,411,815	22,661,152
Intangible assets	16	15,625,041	16,416,548

The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A.
CONSOLIDATED BALANCE SHEETS
December 31, 2023 and December 31, 2022
(In thousands of reais)

	Note	2023	2022

Total liabilities and shareholders' equity		55,260,156	56,408,367

Total liabilities		29,244,216	31,011,002

Current liabilities		12,882,966	13,118,009
Suppliers	19	4,612,112	4,237,229
Loans and financing	21	1,267,237	1,264,967
Lease liabilities	17	1,808,740	2,257,211
Derivative financial instruments	37	239,714	343,142
Payroll and related charges		386,348	343,541
Income tax and social contribution payable	8.b	64,407	78,351
Taxes, fees and contributions payable	22	3,048,115	2,277,727
Dividends and interest on shareholders' equity payable	26	647,872	661,494
Authorizations payable	20	407,747	507,685
Deferred revenues	23	279,401	265,417
Other contractual obligations	1.2.1	-	748,291
Other liabilities and provision	25	121,273	132,954

Non-current liabilities		16,361,250	17,892,993
Loans and financing	21	2,503,709	3,704,858
Derivative financial instruments	37	-	50,230
Lease liabilities	17	10,448,035	10,574,654
Taxes, fees and contributions payable	22	10,603	13,540
Provision for legal and administrative proceedings	24	1,410,299	1,112,156
Pension plan and other post-employment benefits	38	5,019	5,825
Authorizations payable	20	1,117,416	1,165,705
Deferred revenues	23	621,601	666,612
Other liabilities and provision	25	244,568	599,413

Shareholders' equity	26	26,015,940	25,397,365
Share capital		13,477,891	13,477,891
Capital reserves		384,311	408,602
Profit reserves		12,160,035	11,514,879
Other comprehensive income		(3,313)	(3,844)
Treasury shares		(2,984)	(163)

The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2023, 2022 and 2021
(In thousands of reais, except as otherwise stated)

	Notes	2023	2022	2021

Revenue	28	23,833,893	21,530,801	18,058,027

Costs of services provided and goods sold	29	(11,496,437)	(10,655,981)	(8,443,023)
Gross income		12,337,456	10,874,820	9,615,004

Operating income (expenses):
Selling expenses	29	(5,742,642)	(5,596,211)	(4,621,788)
General and administrative expenses	29	(1,759,433)	(1,808,735)	(1,723,384)
Share of loss of an associate	14	(89,304)	(61,587)	(11,572)
Other income (expenses), net	30	(28,779)	(248,371)	497,771
		(7,620,158)	(7,714,904)	(5,858,973)

Profit before financial income and expenses		4,717,298	3,159,916	3,756,031

Financial income (expenses):
Financial income	31	1,239,753	1,318,948	1,091,748
Financial expenses	32	(2,765,961)	(2,762,963)	(1,745,213)
Foreign exchange variations, net	33	(7,057)	5,007	659
		(1,533,265)	(1,439,008)	(652,806)

Profit before income tax and social contribution		3,184,033	1,720,908	3,103,225

Income tax and social contribution	8.d	(346,611)	(50,153)	(146,051)

Net income		2,837,422	1,670,755	2,957,174

Earnings per share attributable to the Company’s shareholders (expressed in R$ per share)

Basic earnings per share	34	1.17	0.69	1.22

Diluted earnings per share	34	1.17	0.69	1.22

The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years ended December 31, 2023, 2022 and 2021
(In thousands of reais)

	2023	2022	2021

Net income	2,837,422	1,670,755	2,957,174

Other components of the comprehensive income
Item that will not be reclassified to profit or loss in subsequent periods:
Pension plans and other post-employment benefits	806	668	853
Deferred taxes	(275)	(227)	(290)
Total comprehensive income for the year, net of tax	2,837,953	1,671,196	2,957,737

The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Year ended December 31, 2023, 2022 and 2021
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve		Additional dividends/interest on shareholders’ equity proposed	Tax incentive reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances on January 01, 2023	13,477,891	408,602	1,250,448	7,540,020		600,000	2,124,411	(163)	(3,844)	-	25,397,365

Total comprehensive income for the year
Net income	-	-	-	-		-	-	-	-	2,837,422	2,837,422
Post-employment benefit amount recorded directly in shareholders' equity	-	-	-	-		-			531	-	531
Total comprehensive income for the year	-	-	-	-	-	-	-	-	531	2,837,422	2,837,953
Total contribution from shareholders and distribution to shareholders
Long-term incentive plan	-	(24,291)	-	-		-			-	-	(24,291)
Purchase of treasury shares, net of disposals	-	-	-	-		-		(2,821)	-	-	(2,821)
Allocation of Net income
Legal reserve (Note 26)	-	-	129,979	-		-			-	(129,979)	-
Interest on Shareholders’ Equity (note 26)	-	-	-	-		-				(1,600,000)	(1,600,000)
Tax incentive reserve (Note 26)	-	-		-		-	237,828	-	-	(237,828)	-
Dividends/additional interest on shareholders’ equity distributed (Note 26)	-	-	-	(1,910,000)		1,310,000	-	-	-	-	(600,000)
Expansion reserve (Note 26)	-	-	-	1,469,615		(600,000)			-	(869,615)	-
Unclaimed dividends (Note 26)	-	-	-	7,734		-	-	-	-	-	7,734
Total contribution from shareholders and distribution to shareholders	-	(24,291)	129,979	(432,651)		710,000	237,828	(2,821)	-	(2,837,422)	(2,219,378)
Balances at December 31, 2023	13,477,891	384,311	1,380,427	7,107,369		1,310,000	2,362,239	(2,984)	(3,313)	-	26,015,940

The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Year ended December 31, 2023, 2022 and 2021
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve		Additional dividends/interest on shareholders’ equity proposed		Tax incentive reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances at January 01, 2022	13,477,891	401,806	1,175,215	8,103,035		-		1,958,301	(4,857)	(4,285)	-	25,107,106

Total comprehensive income for the year
Net income	-	-	-	-		-		-	-	-	1,670,755	1,670,755
Post-employment benefit amount recorded directly in shareholders' equity	-	-	-	-		-				441	-	441
Total comprehensive income for the year	-	-	-	-	-	-	-	-	-	441	1,670,755	1,671,196
Total contribution from shareholders and distribution to shareholders
Long-term incentive plan	-	6,796	-	-		-				-	-	6,796
Purchase of treasury shares, net of disposals	-	-	-	-		-			4,694	-	-	4,694
Allocation of net income:
Legal reserve (Note 26)	-	-	75,233	-		-				-	(75,233)	-
Interest on Shareholders’ Equity (note 26)	-	-	-	-		-					(1,400,000)	(1,400,000)
Tax incentive reserve (Note 26)	-	-	-	-		-		166,110	-	-	(166,110)	-
Additional dividends/interest on shareholders’ equity proposed	-	-	-	(570,588)		600,000		-	-	-	(29,412)	-
Unclaimed dividends (Note 26)	-	-	-	7,573						-	-	7,573
Total contribution from shareholders and distribution to shareholders	-	6,796	75,233	(563,015)		600,000		166,110	4,694	-	(1,670,755)	(1,380,937)
Balances at December 31, 2022	13,477,891	408,602	1,250,448	7,540,020		600,000		2,124,411	(163)	(3,844)	-	25,397,365

The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2023, 2022 and 2021
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve	Tax incentive reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances at January 01, 2021	13,477,891	397,183	1,036,194	6,499,602	1,781,560	(4,837)	(4,848)	-	23,182,745

Total comprehensive income for the year
Net income	-	-	-	-	-	-	-	2,957,174	2,957,174
Post-employment benefit amount recorded directly in shareholders' equity	-	-	-	-			563	-	563
Total comprehensive income for the year	-	-	-	-	-	-	563	2,957,174	2,957,737
Total shareholder contributions and distributions to shareholders
Long-term incentive plan	-	4,623	-	-			-	-	4,623
Purchase of treasury shares, net of disposals	-	-	-	-		(20)	-	-	(20)
Allocation of Net income:
Legal reserve (Note 27)	-	-	139,021	-			-	(139,021)	-
Interest on Shareholders’ Equity (Note 27)	-	-	-	-				(1,047,500)	(1,047,500)
Tax benefit reserve (Note 27)	-	-			176,741		-	(176,741)	-
Expansion reserve (Note 27)	-	-	-	1,593,912			-	(1,593,912)	-
Unclaimed dividends (Note 27)	-	-	-	9,521			-	-	9,521
Total shareholder contributions and distributions to shareholders	-	4,623	139,021	1,603,433	176,741	(20)	-	(2,957,174)	(1,033,376)
Balances at December 31, 2021	13,477,891	401,806	1,175,215	8,103,035	1,958,301	(4,857)	(4,285)	-	25,107,106

The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A.
CONSOLIDATED STATEMENT OF CASH FLOWS
Years ended December 31, 2023, 2022 and 2021
(In thousands of reais)

	Note	2023	2022 (Restated)	2021 (Restated)
Operating activities
Profit before income tax and social contribution		3,184,033	1,720,909	3,103,225
Adjustments to reconcile income to net cash generated by operating activities:
Depreciation and amortization	29	7,117,028	6,827,175	5,691,696
Share of loss of an associate	14	89,304	61,587	11,572
Residual value of property, plant and equipment and intangible written off		93,304	(136,713)	51,913
Gain from the sale of 51% of I-Systems (formerly FiberCo)	1	-	-	(782,237)
Interest on asset retirement obligation		38,355	23,212	1,486
Provision for legal and administrative proceedings	25	323,015	247,227	278,789
Inflation adjustment on judicial deposits and legal and administrative proceedings		257,057	91,681	(27,768)
Interest, monetary and exchange rate variations on loans and other financing		668,360	759,989	119,864
Finance income from marketable securities		(83,204)	(266,816)	(173,067)
Interest on lease liabilities	32	1,062,251	1,333,007	858,259
Lease interest	31	(28,041)	(28,101)	56
Gain from the acquisition of Cozani		(303,435)	-	-
Provision for expected credit losses	29	639,692	626,218	544,642
Long-term incentive plans		(24,291)	6,796	15,672
		13,033,428	11,266,171	9,694,102
Reduction (increase) in working capital assets
Trade accounts receivable		(867,369)	(628,272)	(583,346)
Recoverable taxes, fees and contributions		85,982	912,306	664,397
Inventories		(95,666)	(33,565)	44,050
Prepaid expenses		(18,295)	164,288	(134,893)
Judicial deposits		749,336	(603,825)	215,698
Other assets		(70,677)	(30,709)	41,610
Increase (decrease) in working capital liabilities
Payroll and related charges		42,807	40,302	35,506
Suppliers		353,319	757,628	153,357
Taxes, fees and contributions payable		617,975	102,948	366,605
Authorizations payable		(246,836)	(2,378,796)	(8,604)
Payments for legal and administrative proceedings	24	(343,444)	(242,598)	(316,804)
Deferred revenues		(31,028)	(49,446)	(135,583)
Other liabilities		(560,692)	(114,173)	(116,981)
		12,648,840	9,162,259	9,919,114
Income tax and social contribution paid		(228,184)	-	(14,094)
Net cash from operating activities		12,420,656	9,162,259	9,905,020

TIM S.A.
CONSOLIDATED STATEMENT OF CASH FLOWS
Years ended December 31, 2023, 2022 and 2021
(In thousands of reais)

	Note	2023	2022 (Restated)	2021 (Restated)
Investing activities
Proceeds from the sale of marketable securities		3,313,983	8,891,947	6,368,337
Purchase of marketable securities		(2,998,654)	(6,249,167)	(8,697,300)
Other financial assets	12	(53,763)	-	-
Cash received from the sale of 51% of I-Systems (formerly FiberCo)	1	-	-	1,096,294
Consideration for the acquisition of Cozani, net of cash acquired		(443,096)	(6,269,951)	-
Additions to property, plant and equipment and intangible assets		(4,504,314)	(4,730,433)	(5,283,707)
Other		2,306	4,475	47
Net cash used in investing activities		(4,683,538)	(8,353,129)	(6,516,329)

Financing activities
New loans and financing		-	1,568,343	3,062,000
Amortization of loans and financing		(1,197,950)	(565,303)	(1,710,935)
Interest paid on loans and financing		(205,507)	(157,831)	(78,952)
Payment of principal portion of lease liability		(1,812,508)	(1,566,344)	(1,179,723)
Interest paid on lease liabilities		(1,420,557)	(1,303,953)	(832,928)
New 5G license financing		-	-	843,020
Derivative financial instruments		(393,628)	(269,437)	216,197
Sale (purchase) of treasury shares, net of disposals		(2,821)	4,694	(11,069)
Dividends and interest on shareholders’ equity paid		(2,174,929)	(1,199,201)	(1,042,976)
Net cash used in financing activities		(7,207,900)	(3,489,032)	(735,366)

Increase (decrease) in cash and cash equivalents		529,218	(2,679,902)	2,653,325
Cash and cash equivalents at the beginning of the year		2,548,713	5,228,615	2,575,290
Cash and cash equivalents at the end of the year		3,077,931	2,548,713	5,228,615

The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

1.	Operations

1.1. Corporate Structure

TIM S.A. (“TIM” or “Company”) is a publicly held company with Registered office in the city of Rio de Janeiro, RJ, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group that holds 66.59% of the share capital of TIM S.A. on December 31, 2023 (66.59% on December 31, 2022).

The TIM group (“Group”) comprises TIM and its associated company I-Systems.

The Company holds an authorization for Landline Switched Telephone Service (“STFC”) in Local, National Long-Distance and International Long-Distance modes, as well as Personal Mobile Service (“SMP”) and Multimedia Communication Service (“SCM”), in all Brazilian states and in the Federal District.

The Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”). Additionally, TIM has American Depositary Receipts (ADRs), Level II, traded on the New York Stock Exchange (NYSE) – USA. As a result, the Company is subject to the rules of the Brazilian Securities and Exchange Commission (“CVM”) and the Securities and Exchange Commission in the United States (“SEC”). In order to comply with good market practices, the company adopts as a principle the simultaneous disclosure of its financial information in both markets, in reais, in Portuguese and English.

On December 31, 2023, TIM held a 49% equity interest (49% on December 31, 2022) in I-Systems (associate) and 100% on December 31, 2022 in Cozani RJ Infraestrutura e Rede de Telecomunicações S.A. (“Cozani”).

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

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

On April 20, 2022, TIM, together with the other Buyers, after complying with the precedent conditions established by CADE and ANATEL, concluded the acquisition transaction, with TIM, which currently holds 100% of the share capital of Cozani, a Company that corresponds to the part of the unit of assets, rights and obligations of Oi Móvel acquired by the Company.

It is worth mentioning that, among them, on April 19, 2022, TIM made the Product Reference Offer available in the ROAMING wholesale market (“ORPA – National Roaming”), which after the adjustments determined by the Technical Area of ANATEL, was submitted to the Wholesale Offer Negotiation System – SNOA, and such submission was approved on September 21, 2022.

Some aspects of the Roaming ORPA were subject to appeals, which have already been considered by ANATEL’s Board of Directors. Thus, TIM made the necessary adjustments, so that there was a statement of conditioning corresponding to the submission of said offer on November 22, 2023.

Also, on April 19, 2022, TIM made the Reference Offer for Mobile Virtual Network Operators (“Reference Offer – MVNO”) available, which was approved by ANATEL on September 26, 2022. Some of the terms of the offer equally were subject to appeals, which have already been judged by ANATEL’s Board of Directors. Likewise, after making the determined adjustments, the Agency certified compliance with the conditions corresponding to the submission of said offer on November 9, 2023.

On July 4, 2022, TIM independently made public offers for the disposal of up to 50% of Radio Base Stations (“RBDs”) acquired from Oi Móvel (“Public Offerings of RBSs”). Considering that the offer should be available for up to six (6) months from its publication for potential interested parties to manifest themselves and should be extended for an additional two (2) months in case of no interested parties, the term in question for the obligation of its availability ended on February 23, 2023, without any acquisition by interested parties. Thus, the offer was withdrawn from TIM’s website.

On July 5, 2022, TIM and Oi Móvel signed a Letter of Intent to guarantee the maintenance and continuity of the mobile services provided at the Comandante Ferraz Antarctic Station (EACF) until the end of the term on February 21, 2024 of Cooperation Agreement 12.000/2019-001/00, signed on February 21, 2019 by the Federal Government, through the Navy Command, and by Telemar Norte Leste and Oi Móvel at the time. The signing arrangements for the First Amendment to said Cooperation Agreement, which formalizes the result of said negotiations, were concluded on December 9, 2022. On June 6, 2023, through Order 115/2023/COGE/SCO, ANATEL certified the fulfillment of said determination. On October 18, 2023, the Second Addendum to the aforementioned Cooperation Agreement was signed, since the merger of Cozani by TIM S.A. has regulatory and contractual obligations until February 21, 2024, and the parties may negotiate the postponement of the contract if there is mutual interest. We are currently in the process of obtaining an extension of the contract.

On August 15, 2022, TIM signed the Radiofrequency Availability Agreement with Oi Móvel to allow Oi Móvel to meet the targets for the implementation of fixed wireless access systems provided for in the General Plan of Universalization Targets for the Universalization of the Switched Fixed Telephone Service Provided in the Public Regime (PGMU-IV), approved by Decree 9619/2018. The purpose of such agreement, as provided for by ANATEL, is to enable the continuity of the targets already achieved, and the fulfillment of non-complied and enforceable targets. The agreement is effective until the end of Oi Móvel’s STFC concession on December 31, 2025.

On October 20, 2022, TIM published Offers aimed at enabling the execution of an Industrial Network Exploration Agreement (“Offer – Industrial Network Exploration”) and Temporary and Onerous Assignment of Rights of Use of Radiofrequency (“Offer – Radiofrequency”), under the terms defined by the ACC (Agreement on Control of Concentrations) signed with CADE. The offers in question were published on TIM’s website and presented to CADE on the same date, within the period established by the ACC (up to 6 months from Closing) and should be available for 36 months.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

On December 20, 2022, TIM published offers intended to enable the signing of a Contract for the Temporary and Onerous Assignment of Rights of Use of the 900 MHz Radiofrequency, having as its object the radio frequencies acquired from Oi Móvel in said frequency band (“Offer – 900 MHz Radiofrequency”) under the terms set forth by the ACC entered into with CADE. The offers in question were published on TIM’s website and presented to CADE on the same date, within the period established by the ACC (up to 8 months from Closing) and should be available for 36 months.

The ACC is waiting a certificate of compliance from CADE.

The total consideration recorded for the acquisition of Cozani was R$ 7,211.6 million.

TIM also paid, on April 20, 2022, on behalf of SPE Cozani, the amount of R$ 250.7 million to the Seller, as remuneration, for up to 12 months of service provision in the transition phase, recorded under “Prepaid expenses” and signed an annual contract term for the use of transport infrastructure capacity with Brasil Telecom Comunicação Multimídia S.A., involving the payment of decreasing amounts which, at present value, total approximately R$ 476 million.

Considering the agreed purchase amounts, we had the following balances recorded as contractual obligations on December 31, 2022:

(i)	The amount of R$ 634.3 million reais was withheld by TIM, as provided for in the purchase agreement, mainly to meet the possible need for additional price adjustments to be made, which could be identified in the 120 days after the acquisition date. According to the material fact disclosed on September 19, 2022, as a result of the differences found in the assumptions for calculating the topics: (i) Working Capital and Net Debt, (ii) Capex and (iii) Net Additions, the amount of R$ 634.3 million remained fully retained by the Company until the date of October 4, 2022, that the preliminary decision was handed down by the 7th Business Court of the Judicial District of Rio de Janeiro determining the deposit in court by the Buyers, with TIM being responsible for depositing the updated amount up to that date of R$ 670 million in an account linked to the court-ordered reorganization process of Oi Móvel S.A. Such a deposit remained in an account linked to the Court until the agreement reached between the parties in October 2023. For further details, see Note 11;

(ii)	The amount of R$ 77 million recognized as contingent consideration, until there was an agreement between the parties.

On October 4, 2023, TIM S.A., through a Material Fact, communicated to its shareholders and the market in general that the Arbitration Chamber Court approved an agreement related to the Post-Closing Adjustment, celebrated, on the one hand, between TIM S.A., Telefônica Brasil S.A. and Claro S.A. and, on the other hand, Oi S.A. – Under Court-Ordered Reorganization, as a way of putting an end to the controversy and the arbitration procedure related to the Post-Closing Adjustment. The final price of the portion of UPI Ativos Móveis assigned to the Company, considering the Post-Closing Adjustment negotiated in the Agreement (except for the contract targets), was R$ 6.6 billion.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

Considering the TIM Adjusted Final Price, the Company recovered a portion corresponding to half of the amount that had been deposited in court (the equivalent to approximately R$ 317 million on the closing date, updated by the 100% of the CDI change until the deposit in court, plus interest and/or inflation adjustment, applicable until the date of the respective redemption), and the remaining amount was redeemed by the Seller as part of the purchase price of the UPI Ativos Móveis assigned to the Company. Since it was still a contractual debt at the date of completion of the allocation of the purchase price of the Cozani acquisition, the reduction in the consideration was recorded in the consolidated statement of income on the date of approval of the agreement, under “other income (expenses), net”, as disclosed in Note 30.

On December 31, 2023, considering the agreement signed with Oi S.A., the Company was free from any obligations mentioned in items (i) and (ii). On December 31, 2022, the amount of such obligations was R$ 748 million.

Identifiable assets acquired and liabilities assumed

The fair value of the identifiable assets acquired, and liabilities assumed from Cozani on the date of acquisition by TIM S.A. is finalized, according to the purchase price allocation report (“Purchase price allocation”). On this date, the analysis indicates assets and liabilities presented below:

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

Fair value recognized on acquisition
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

The assets acquired and liabilities assumed related to Cozani (“net assets”) by TIM on the acquisition date and the impacts on the Company’s consolidated results, which reflect the results of the Company acquired as of April 30, 2022, are summarized below:

Cozani
Equity interest of the acquiree	100%
Shareholders’ equity of Cozani at book value on April 30, 2022	1,282,579
Shareholders’ equity of Cozani at fair value on April 30, 2022	4,575,159
Surplus of radio frequencies(i)	3,038,951
Surplus of customers’ portfolio(ii)	253,629

Contribution of Cozani’s revenue to the Company’s consolidated revenue as from the acquisition date to December 31, 2022	1,231,518
Contribution of Cozani’s loss to the Company’s consolidated net income from the acquisition date to December 31, 2022	(626,258)
Revenue of the acquiree in the year 2022	2,297,351
Loss of the acquiree in the year 2022	(1,910,638)

(i)	The intangible asset value refers to the adjustment in the authorizations item reflecting the fair value of the acquired grants and the spectrum assessment was carried out using the market approach, with the application of a transaction multiple. The average useful life is 17.68 years;

(ii)	The evaluation of the customer portfolio was conducted using the profitability approach, using the MPEEM (Multi-period excess earning method) method based on a calculation of cash flows from future economic benefits attributable to the customer base. The average useful life is 7.67 years.

The goodwill paid of R$ 2,636,426 comprises the value of future economic benefits arising from synergies expected from the acquisition. The recognized goodwill has already been deducted for tax purposes since the date of the merger of Cozani by TIM S.A. took place on April 1, 2023.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

Merger of Cozani (“Merger”)

According to the Material Fact disclosed by the Company on February 27, 2023, the completion of the Merger would still depend on the conclusion of the operational procedures related to the systemic parameterization and obtaining prior consent from ANATEL, which took place when the Act 3535/2023 was published.

On March 31, 2023, the Board of Directors acknowledged the obtaining of said consent and verified compliance with the other conditions to grant full effectiveness to the Merger. Accordingly, the Board of Directors declared that said Merger and the consequent extinction of Cozani became effective, for all purposes and effects, on April 1, 2023. The approved Merger did not impact the consolidated financial statements and did not trigger a capital increase, issuance of new shares of the Company, or changes in the Company’s interest over Cozani.

The purpose of this Merger was to streamline the corporate structure of TIM S.A., eliminate overlapping authorizations for exploring the SMP service, standardize the services provided by the companies, and also, as a result, concentrate activities related to the provision of personal mobile telecommunication services in a single company, in addition to optimize operating costs and efficiently allocate investments due to the integration of acquired assets.

The changes in Cozani’s equity between December 31, 2022 and the merger (April 1, 2023) were merged into the balance sheet of the stand-alone entity of TIM S.A., as set forth in the protocol of merger. As a result of the merger, all operations of Cozani were transferred to TIM S.A., which succeeded it in all its assets, rights and obligations, universally and for all purposes of law.

The net assets as of December 31, 2022, is summarized below:

Assets		Liabilities
Current assets	1,376,107	Current liabilities	1,900,283
Non-current assets	3,987,996	Non-current liabilities	2,422,684
Long-term receivables	846,823
Property, plant and equipment	2,885,893
Intangible assets	255,280
		Net assets	1,041,136
Total assets	5,364,103	Total liabilities	5,364,103

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

1.2.2 Sale of 51% of I-Systems (formerly FiberCo) to IHS

In December 2020, FiberCo was established by the Company to segregate network assets and provide infrastructure services. FiberCo was created to implement, operate and maintain last-mile infrastructure for broadband access to be offered in the wholesale market. Nevertheless, the terms of the agreement defined TIM as current main customer, having the prerogative of 6 months of exclusivity after entering new areas.

On May 5, 2021, the Company disclosed the decision of its Board of Directors to sell 51% of the share capital of FiberCo to IHS Fiber Brasil - Cessão de Infraestruturas Ltda. (“IHS”), with the remaining 49% remaining under the control of the Company upon closing of the transaction.

According to the report from the net book value of the net assets and liabilities, the total amount of R$ 1,211,789 was paid-in as share capital of I-Systems on November 1, 2021.

The process for acquisition of equity interest at FiberCo, later named I–Systems, by IHS was completed on November 16, 2021. As a result, IHS currently holds 51% of the share capital of I-Systems, with TIM having a minority (non-controlling) interest of 49% in I-Systems. On that day, TIM ceased the line-by-line consolidation of I-Systems (formerly FiberCo).

For the conclusion of the sale, IHS made a capital contribution of R$ 582,498 (primary) in the new company (I-Systems) and a payment of R$ 1,096,294 (secondary) directly to TIM, thus totaling R$ 1,678,792 for the acquisition of a 51% equity interest. The fair value calculated for 100% of the new company was R$ 3,291,794.

Upon closing, the remaining non-controlling interest of 49% in the investee was recorded by TIM at fair value in the amount of R$ 1,612,957, as required by IFRS 10. As provided for in IAS 28, the sale of an investment with loss of control must be recognized by the total write-off of the investment and recognition of part of the associated company’s investment at fair value.

Subsequently, the interest in the investee was accounted for under the equity method, as defined in IAS 28.

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

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

2.	Management’s statement and basis of preparation and presentation of the consolidated financial statements

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and disclose the applicable significant information related to the consolidated financial statements, which is consistent with the information used by Management in the performance of its duties.

The significant accounting policies applied in the preparation of these consolidated financial statements are described below and/or presented in its respective notes. Those policies were consistently applied in the years presented.

a.	General criteria for preparation and disclosure

The consolidated financial statements were prepared taking into account the historical cost, except for other financial assets and derivative financial instruments that have been measured at fair value.

Assets and liabilities are classified according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are stated as non-current. Deferred income tax and social contribution balances (assets and liabilities) and provision for lawsuits and administrative proceedings are classified as non-current.

In connection with the preparation of these consolidated financial statements, Management concluded that there is no evidence of uncertainties about the ability for the Company to operate as a going concern. Thus, the Company has prepared these financial statements on the basis that it will continue to operate as a going concern.

The Company had a profit of R$ 2,837,422 for the year ended December 31, 2023. The Company’s current liabilities exceeded total current assets by R$ 1,485,561, mainly due to the acquisition of Cozani and payment of obligations related to the 5G license; however, net income increased by approximately R$ 1.2 billion in 2023 in comparison to 2022, and cash flow from operations increased by R$ 3.2 billion during the year (from R$ 9.2 billion in 2022 to R$ 12.4 billion in 2023). On December 31, 2023, the Company’s shareholders’ equity totals R$ 26,015,940.

Interests paid are classified as financing cash flow in the statement of cash flow as it represents costs of obtaining financial resources.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

b.	Functional and presentation currency

The consolidated financial statements are presented in Brazilian Real (R$), which is also the functional currency of the Company and its associate.

Transactions in foreign currency are recognized by the exchange rate on the date of transaction. Monetary items in foreign currency are translated into Brazilian reais at the foreign exchange rate prevailing on the balance sheet date, informed by the Central Bank of Brazil. Foreign exchange gains and losses linked to these items are recorded in the statement of income.

c.	Segment information

Operating segments are components of the entity that carry out business activities from which revenues can be obtained and expenses incurred. Its operating results are regularly reviewed by the Company’s Chief Operating Decision Maker (CODM), who makes decisions on resource allocation and evaluates segment performance. For the segment to exist, individualized financial information is required.

The Company’s CODM is the Executive Board, which, along with the Board of Directors, are responsible for making the strategic decisions of the Company and its management.

The Company's strategy is focused on optimizing results, and all the operating activities of the Company are concentrated in TIM. Although there are diverse activities, decision makers understand that the Company represents only one business segment and do not contemplate specific strategies focused only on one service line. All decisions regarding strategic, financial planning, purchases, investments and investment of resources are made on a consolidated basis. The aim is to maximize the consolidated result obtained by operating the SMP, STFC and SCM licenses.

d.	Consolidation procedures

Subsidiaries are all the entities in which the Group retains control. The Group controls an entity when it is exposed to, or has a right over the variable returns arising from its involvement, with the entity and has the ability to interfere in those returns due to its power over the entity. The subsidiaries are fully consolidated as of the date control is transferred to the Group. Consolidation is interrupted beginning as of the date in which the Group no longer holds control.

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

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

e.	Business combination and goodwill

Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at the fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.

The purchase accounting method is used to record the acquisition of subsidiaries by the Company. The acquisition cost is measured as the fair value of the assets acquired, equity instruments (i.e.: shares) and liabilities incurred or assumed by the acquirer on the date of the change of control. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at fair value on the date of acquisition, regardless of the proportion of any non-controlling interests. The portion exceeding the consideration transferred of the Company's interest in the acquired identifiable net assets, is recorded as goodwill. Should the consideration transferred be less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in the statement of income as a revenue once concepts and calculations applied are reviewed.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with contractual terms, economic circumstances and pertinent conditions on the acquisition date. This includes separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value on the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability that is a financial instrument is recognized in the statement of income in accordance with IFRS 9 Financial Instruments.

Goodwill is initially measured at cost (being the excess of the consideration transferred in relation to net assets acquired (identifiable assets acquired and liabilities assumed). If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain in a bargain purchase is recognized in the statement of income on the acquisition date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating units of the Company that are expected to benefit from the synergies of combination, regardless of whether other assets or liabilities of the acquiree are assigned to those units.

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

f.	Approval of consolidated financial statements

These consolidated financial statements were approved by the Board of Directors on April 29, 2024.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

g.	New standards, amendments and interpretations of standards

The following standards/amendments were issued by the International Accounting Standards Board (IASB) and are effective for the year ended December 31, 2023. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

IFRS 17 - Insurance Contracts

IFRS 17– Insurance Contracts is a new accounting standard with scope for insurance contracts, covering recognition and measurement, presentation and disclosure. IFRS 17 replaces IFRS 4 - Insurance Contracts. IFRS 17 applies to all types of insurance contracts (such as life, non-life, direct insurance and reinsurance), regardless of the type of entities that issues them, as well as certain guarantees and financial instruments with discretionary participation characteristics; some scope exceptions will apply. The overall purpose of IFRS 17 is to provide a comprehensive accounting model for insurance contracts that is more useful and consistent for insurers, covering all relevant accounting matters. IFRS 17 is based on a general model, supplemented by:

•	A specific adaptation for contracts with direct participation features (variable rate approach).
•	A streamlined approach (premium allocation approach) mainly for short-term contracts.

The new standard did not have an impact on the consolidated financial statements of the Company.

Definition of Accounting Estimates - Amendments to IAS 8

The amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors clarify the distinction between changes in accounting estimates, changes in accounting policies and correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates.

The Company assessed that the changes in the standard did not have a significant impact on the Company’s consolidated financial statements.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

The amendments to IAS 1 – Presentation of Financial Statements and IFRS Practice Statement 2 – Making Materiality Judgements provide guidance and examples to help entities apply materiality judgments to accounting policy disclosures. The amendments aim to assist entities in providing more useful disclosures of accounting policies, replacing the requirement for entities to disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies. Moreover, it adds a guidance on how entities apply the concept of materiality when making decisions about disclosures of accounting policies.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

The amendments had an impact on the disclosure of the Company’s accounting policies, but not on the measurement, recognition or presentation of items in the Company's financial statements.

Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

- Amendments to IAS 12

The amendments to IAS 12 – Income Taxes narrow the scope of the initial recognition exception, so that it no longer applies to transactions that generate equal taxable and deductible temporary differences, such as leases and decommissioning liabilities.

The amendments did not affect the consolidated financial statements of the Company.

International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12

The amendments to IAS 12 were introduced in response to the OECD Pillar Two rules on BEPS and include the following:

•	A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from jurisdictional implementation of Pillar Two model rules; and
•	Disclosure requirements for affected entities to help users of financial statements better understand an entity’s exposure to Pillar Two income taxes arising from such legislation, especially before the effective date.

The mandatory temporary exception - the use of which must be disclosed - takes effect immediately. The remaining disclosure requirements apply to annual reporting periods beginning on or after January 1, 2023, but not to any interim period ending on or before December 31, 2023.

The amendments did not affect the consolidated financial statements of the Company.

The following new standards were issued by the International Accounting Standards Board (IASB), but are not effective for the year ended December 31, 2023:

Amendments to IFRS 16: Lease liabilities in a Sale and Leaseback

In September 2022, the IASB issued amendments to IFRS 16 to specify the requirements that a seller-lessee uses in measuring the lease liability arising from a sale and leaseback transaction, aiming to ensure that the seller-lessee does not recognize any gain or loss that relates to the right of use that it maintains.

The amendments are effective for annual financial statement periods beginning on or after January 1, 2024 and must be applied retrospectively to sale and leaseback transactions entered into after the initial application date of IFRS 16. Early adoption is allowed and this fact must be disclosed.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

The Company does not expect a significant impact on the financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020 and October 2022, the IASB issued amendments to Paragraphs 69 to 76 of IAS 1 - Presentation of Financial Statements to specify the requirements for classifying liabilities as current or non-current. The amendments clarify the following:

•	What is meant by the right to postpone settlement.
•	That the right to postpone must exist at the end of the financial reporting period.
•	That the classification is not affected by the likelihood that an entity will exercise its right of postponement.
•	That only if a derivative embedded in a convertible liability is itself an equity instrument would the terms of a liability not affect its classification.

Moreover, a disclosure requirement was introduced when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement depends on the fulfillment of future covenants within twelve months.

The amendments apply to annual financial statements periods starting on or after January 1, 2024 and must be applied retrospectively.

The Company does not expect a significant impact on the financial statements.

Supplier financing agreements - Amendments to IAS 7 and IFRS 7

In May 2023, the IASB issued amendments to IAS 7 - Statement of Cash Flows and IFRS 7 - Financial Instruments: Disclosures to clarify the characteristics of supplier financing arrangements and require additional disclosures of those arrangements. The disclosure requirements in the amendments are intended to help users of financial statements understand the effects of supplier financing arrangements on an entity’s obligations, cash flows and liquidity risk exposure.

The amendments are effective for annual financial statement periods starting on or after January 1, 2024. Early adoption is permitted, but must be disclosed.

The Company is assessing the impact the amendments will have on financial statements.

The Enhancement and Standardization of Climate-Related Disclosures for Investors

On March 06, 2024, the SEC issued the final rule on The Enhancement and Standardization of Climate-Related Disclosures for Investors. This rule mandates the disclosure of information regarding a registrant’s climate-related risks that have materially impacted or are reasonably likely to have a material impact on, its business strategy, results of operations, or financial condition.

The Company is currently assessing the impact of this rule for disclosure to investors.

(h)	Statements of cash flows

As part of our continuous process to improve the overall quality of the Company’s financial statements, and to promote greater comparability and consistency with other companies within the industry, we changed our accounting policy related to the presentation of purchases and sales of marketable securities in the statements of cash flows. Previously, the Company reported such transactions as an investing activity on a net basis (R$2.4 billion in 2022 and R$2.5 billion in 2021), in accordance with IAS 7 paragraph 22(b) and 23A(b). In connection with the new accounting policy, the Company reported such transactions as an investing activity on a gross basis, in accordance with IAS 7 paragraph 21. The Company also changed the presentation of interest income from marketable securities, that were previously reported as an investing activity (R$266.8 million in 2022 and R$173 million in 2021) to operating activity, in accordance with IAS 7 paragraph 33. The Company applied the change in accounting policy retrospectively, in accordance with IAS 8 paragraph 19(b).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

3.	Estimates and areas where judgment is significant in the application of the Company's accounting policies

Accounting estimates and judgments are continuously assessed. They are based on the Company's historical experience and on other factors, such as expectations of future events, considering the circumstances present on the base date of consolidated financial statements.

By definition, resulting accounting estimates are seldom equal to the respective taxable income. The estimates and assumptions that present a significant risk, with the probability of causing a material adjustment to the book values of assets and liabilities for the fiscal period, are covered below.

(a)       Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated according to interpretations of current legislation and IAS 12. This process typically involves complex estimates to determine taxable income and temporary differences. In particular, the deferred assets on tax losses, negative basis of social contribution and temporary differences is recognized in proportion to the probability that future taxable income is available and can be used. The measurement of the recoverability of deferred income tax on tax losses, negative basis of social contribution and temporary differences takes the history of taxable income into account, as well as the estimate of future taxable income (note 8.c).

(b)       Provision for legal and tax administrative proceedings

The legal and tax administrative proceedings are analyzed by the Management along with its legal advisors (internal and external). The Company considers factors in its analysis such as hierarchy of laws, precedents available, recent court judgments, their relevance in the legal system and payment history. These assessments involve Management’s judgment (note 24).

(c)       Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived from market (note 37).

(d)       Unbilled revenues

Since some cut-off dates for billing occur at intermediate dates within the months of the year, at the end of each month management estimates the amount of revenue earned by the Company, but not yet invoiced to its customers. These unbilled revenues are recorded based on estimate that takes into consideration historical consumption data, number of days elapsed since the last billing date, among others (note 28).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

(e)       Leases

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

4.	Cash and cash equivalents

They are financial assets measured at amortized cost using the effective interest rate method.

The Company classifies its financial assets upon initial recognition.

	2023	2022

Cash and banks	37,029	59,959
Unrestrictedly available financial investments:
CDB’s / “Operações compromissadas”	3,040,902	2,488,754

	3,077,931	2,548,713

Bank certificates of deposit (“CDBs”) and “Operações compromissadas” are nominative securities issued by banks and sold to the public as a form of fund raising. Such marketable securities may be traded during the contracted term, at any time, without significant loss in their value and are used for the fulfillment of short-term obligations by the Company.

The annual average return of the Company's investments related to CDB’s and “Operações compromissadas” is 101.88% (100.12% on December 31, 2022) of the variation of the interbank deposit certificate – CDI.

5.	Marketable securities

Comprise financial assets measured at fair value through profit or loss.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

	2023	2022

FUNCINE(i)	12,949	12,929
Fundo Soberano(ii)	1,840	179
FIC: (iii)
Government bonds(a)	1,203,968	1,323,409
CDBs(b)	47,464	20,371
Financial bills(c)	303,131	398,879
Other(d)	402,087	447,797
	1,971,439	2,203,564

Current portion	(1,958,490)	(2,190,635)
Non-current portion	12,949	12,929

At the beginning of 2023, before the scenario of severe stress observed in the marketable securities’ market, the Company opted to reduce its position in funds, migrating a large part of the funds to fixed income operations (Bank Deposit Certificates - CDBs) with first-class banks, and returning gradually in August 2023.

(i)	As of December 2017, the Company, with the aim of using tax deductibility benefit for income tax purposes, started investing in the National Film Industry Financing Fund (FUNCINE). The average remuneration in 2023 was 0.05% p.a. (0.09% p.a. on December 31, 2022).

(ii)	Fundo Soberano is composed only of federal government bonds. The average remuneration in 2023 was 99.37% p.a. of the variation of the Interbank Deposit Certificate - CDI (99.94% on December 31, 2022).

(iii)	The Company invests in open money market funds or FICs (Quota Investment Fund). Those funds invest mostly in federal government bonds and papers from financial institutions, mostly rated as AAA (highest quality). The average remuneration of FICs in 2023 was 102.18% of the variation of the Interbank Deposit Certificate - CDI (107.19% in 2022).

(a)	Government bonds are fixed income financial instruments issued by the National Treasury to finance the activities of the Federal Government.

(b)	The CDB operations are emitted by the banks with the commitment of stock buyback by the bank itself and with predetermined taxes.

(c)	The Financial bills are fixed income tittles issued by financial institutions with the objective of a long-term fund raising.

(d)	Debentures, FIDC, commercial notes, promissory notes and bank credit notes.

6.	Trade accounts receivable

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not yet billed (“unbilled”) up to the balance sheet date. Trade accounts receivable are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method less provision for expected credit losses (“impairment”).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

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

The fair value of trade accounts receivable is close to the book value recorded on December 31, 2023 and December 31, 2022.

The average monthly rate considered in the calculation of the present value of accounts receivable recorded as non-current is 0.58% in 2023 and 2022.

	2023	2022
Trade accounts receivable	3,908,773	3,659,777

Accounts receivable	4,538,512	4,241,515

Billed services	2,237,551	2,149,579
Unbilled services	1,036,339	929,669
Network use	750,054	550,416
Goods sold	494,279	590,476
Contractual assets (Note 23)	19,957	19,828
Other	332	1,547

Provision for expected credit losses	(629,739)	(581,738)

Current portion	(3,709,766)	(3,421,094)
Non-current portion	199,007	238,683

The movement of the provision for expected credit losses was as follows:

	2023	2022

Opening balance	562,090	746,819
Balance of acquired company (Note 1.2)	23,737	33,284
Supplement to expected losses, net of reversal	620,667	626,218
Write-offs of provision	(576,755)	(824,583)
Closing balance	629,739	581,738

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

The aging of accounts receivable is as follows:

	2023	2022

Total	4,538,512	4,241,515
Overdue (days):
Current	3,291,399	3,221,416
≤30	302,042	286,324
≤60	118,333	82,533
≤90	107,759	73,581
>90	718,979	577,661

7.	Inventories

Inventories are presented at the average acquisition cost. A loss is recognized to adjust the cost of handsets and accessories to the net realizable value (selling price), when this value is less than the average acquisition cost.

	2023	2022

Total inventories	331,783	236,117

Inventories	346,207	248,768
Mobile handsets and tablets	203,596	138,951
Accessories and prepaid cards	113,363	78,330
TIM chips	29,248	31,487

Adjustment to net realizable value	(14,424)	(12,651)

8.	Income tax and social contribution
8.a	Recoverable income tax and social contribution

	2023	2022

Recoverable income tax and social contribution	713,279	879,227

Income tax	429,461	645,192
Social contribution	283,818	234,035

Current portion	(494,382)	(361,349)
Non-current portion	218,897	517,878

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

In September 2021, the Federal Supreme Court (STF), with general repercussions, established an understanding for the non-levy of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the monetary restatement using the SELIC rate in cases of undue payment. At that time, TIM recorded its best estimate, in the amount of R$ 535 million (principal). Over the years, there has been recognition of the inflation adjustment in the amounts of R$ 11 million in 2021, R$ 61 million in 2022, and R$ 41 million in 2023.

In the third quarter of 2023, TIM’s lawsuit received a favorable final and unappealable decision and obtained credit approval from the Brazilian Federal Revenue Service. At this time, the tax credits recognized in assets were segregated, as the tax credit is made up of corporate income tax (IRPJ) and social contribution (CSLL) amounts overpaid and subject to offset against other federal debts and deferred tax assets backed by tax loss balances and negative basis of CSLL offset over the years considering a taxable income, increased by the SELIC update on undue debts. By reducing taxable income, it was possible to partially recover the tax losses, as the legislation provides for the offsetting of up to 30% of the taxable income for the period.

Thus, the Company carried out the reclassification between asset accounts (Recoverable income tax and social contribution x Deferred income tax and social contribution) amounting R$ 156 million, recognizing deferred tax losses in the amount of R$ 156 million. The amount of R$ 470 million that was reclassified from non-current to current remained in recoverable income tax and social contribution accounts. A write-off of R$ 13 million was made in the third quarter of 2023. During 2023, the Company started using such tax credits to offset current PIS and COFINS debits and other federal taxes. In 2023, the Company recognized credits in the total amount of R$ 151 million.

8.b	Income tax and social contribution payable

Current income tax and social contribution charges are calculated on the basis of the tax laws enacted, or substantially enacted, up to the balance sheet date.

The legislation allows companies to opt for quarterly or monthly payment of income tax and social contribution. In 2023 the Company has chosen to make the monthly payment of income tax and social contribution while in 2022, it chose to make quarterly payments.

	2023	2022

Income tax and social contribution payable	64,407	78,351

Income tax	-	34,207
Social contribution	64,407	44,144

Current portion	(64,407)	(78,351)

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

8.c	Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on (1) tax losses and accumulated tax loss carryforwards; and (2) temporary differences arising from differences between the tax basis of assets and liabilities and their book values in the consolidated financial statements. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, at the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

Deferred tax assets on income tax and social contribution are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

The balances of deferred income tax assets and liabilities are presented on a net basis in balance sheet if and only if there is a legally enforceable right to set off and the intention of offsetting them upon calculation of current taxes, in general related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities are in general presented separately, and not at net balance.

On December 31, 2023, 2022 and 2021 the enacted rates were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation in regard to the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each fiscal year, according to the current tax legislation.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

The amounts recorded are as follows:

	2023	2022

Tax loss carryforwards and negative basis of social contribution	201,227	225,882
Temporary differences:
Provision for legal and administrative proceedings	499,603	381,865
Provision for expected credit losses	242,160	220,911
Rental of infrastructure - LT Amazonas	37,159	34,657
Provision for employee profit sharing	57,890	49,989
Taxes with enforceability suspended(i)	948,808	711,897
Amortized Goodwill-TIM Fiber	(34,560)	(34,560)
Derivative financial instruments	(236,259)	(161,174)
Capitalized interest - 5G	(281,721)	(281,468)
Deemed costs – TIM S.A.	(23,356)	(32,177)
Adjustments related to IFRS 16 (ii)	675,817	596,495
Accelerated depreciation (iii)	(891,051)	(715,041)
Fair value adjustment I–Systems (former FiberCo) (iv)	(249,477)	(249,477)
Impairment loss (v)	378,601	557,932
Amortized Goodwill – Cozani	(231,894)	-
Amortization of surplus	60,336	45,591
Other assets	148,010	167,018
Other liabilities	(43,799)	(20,800)
	1,257,494	1,497,540

Deferred income tax and social contribution on tax losses and negative bases not recognized yet	-	(129,954)
	1,257,494	1,367,586

Deferred tax asset	3,205,814	2,992,237
Deferred tax liability	(1,948,320)	(1,624,651)

(i)	Mainly represented by the Fistel fee (TFF) for the financial years 2020, 2021, 2022 and 2023 of TIM S.A. and the TFF referring to Cozani's 2022 financial year. The Operating Inspection Fee (TFF) for the years 2020, 2021, 2022 and 2023 of TIM S.A. and TFF for 2022 of Cozani had its payments suspended by virtue of an injunction and, therefore, still do not have a specific date for payment. See Note 22 for details.

(ii)	Represents the addition of new contracts. The temporary difference of the IFRS 16 contracts is due to the difference in the timing of recognition of the accounting and tax expense, under the terms of the current legislation.

(iii)	TIM S.A. excludes the portion of acceleration of depreciation of movable assets belonging to property, plant and equipment from the computation of current income taxes, due to their uninterrupted use in three operating shifts, supported by technical expert report, as provided for in Article 323 of the RIR/2018, or by the adequacy to the tax depreciation provided for in IN 1700/2017. Such tax adjustment generated a deferred liability of R$ 891 million on December 31, 2023 (R$ 663 million on December 31, 2022).

(iv)	Refers to deferred charges on the adjustment at fair value of the non-controlling interest calculated in the sale of Fiber Co (currently I-Systems), which took place in November 2021, from TIM S.A. to IHS Fiber Brasil - Cessão de Infraestruturas Ltda (see Note 14).

(v)	Represents the deferred charges recorded by the Company, in connection with the impairment of tangible assets recorded by Cozani, prior to the business acquisition in April of 2022.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

Expected recovery of deferred tax assets

The estimates of recoverability of deferred tax assets were calculated taking into consideration financial and business assumptions available on December 31, 2023.

Based on these projections, the Company expects to recover deferred tax assets in the following years:

	Tax losses and negative basis	Temporary differences	Total
2024	201,227	694,157	895,384
2025	-	197,399	197,399
2026	-	159,615	159,615
2027 and beyond	-	1,953,416	1,953,416
Total	201,227	3,004,587	3,205,814

The Company based on a history of profitability and based on projections of future taxable results, constitutes deferred income tax credits and social contribution on all of its tax losses, negative social contribution basis and temporary differences.

The Company realized deferred tax assets in the amount of R$ 105,299 throughout 2023 (R$ 123,948 in 2022).

8.d	Expense with current and deferred income tax and social contribution

	2023	2022
Current income tax and social contribution taxes
Income tax for the year	(248,792)	(247,492)
Social contribution for the year	(67,190)	(85,452)
Tax incentive – SUDENE/SUDAM(i)	235,753	157,254
	(80,229)	(175,690)
Deferred income tax and social contribution
Deferred income tax	(180,709)	95,583
Deferred social contribution	(85,673)	29,954
	(266,382)	125,537
	(346,611)	(50,153)

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

The reconciliation between income tax and social contribution expense as calculated by applying combined tax rates and amounts reflected in the statements income is as follows:

	2023	2022

Profit before income tax and social contribution	3,184,033	1,720,908
Combined tax rate	34%	34%
Income tax and social contribution at the combined statutory rates	(1,082,571)	(585,109)
(Additions) / exclusions:
Equity in earnings	(30,364)	(20,939)
Permanent additions, exclusions:
Non-taxable revenues	16,573	152,277
Non-deductible expenses	(25,069)	(120,682)
Tax incentive – SUDENE/SUDAM(i)	235,753	157,254
Tax benefit related to interest on shareholders’ equity	544,000	476,000
Tax losses and temporary differences not recognized	-	(129,954)
Other amounts	(4,933)	21,000

	735,960	534,956
Income tax and social contribution expense	(346,611)	(50,153)
Effective rate	10.89%	2.91%

(i)	As mentioned in Note 26 c.3, in order for investment grants not to be computed in taxable income, they must be recorded as a tax incentive reserve, which can only be used to absorb losses or be incorporated into the share capital. The Company has tax benefits that fall under these rules.

9.	Recoverable taxes, fees and contributions

	2023	2022

Recoverable taxes, fees and contributions	1,818,306	1,727,069

ICMS(i)	1,372,681	1,323,604
PIS/COFINS(ii)	164,508	194,452
IRRF (Withholding income tax) on interest earning bank deposits	81,445	120,417
Other	199,672	88,596

Current portion	(943,767)	(831,661)
Non-current portion	874,539	895,408

(i)

The amounts of recoverable ICMS (state VAT) are mainly comprised by:

(a) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months).

(b) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

(ii)	The Recoverable PIS/COFINS amounts mainly refer to credits from a legal proceeding filed by TIM S.A., with a favorable final decision issued by the Supreme Court, which discussed the exclusion of the ICMS from the PIS and COFINS calculation bases.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

The Company, through declaration, offset credits arising from the ICMS exclusion from the PIS and COFINS calculation basis until March 31, 2023, totaling R$ 3,517 million.

The current balance is mostly composed of credits arising from the non-cumulative taxation regime.

10.	Prepaid expenses

	2023	2022

Prepaid expenses	377,405	359,109

Advertisements not released (i)	13,047	2,361
Rentals and insurance	69,759	64,544
Incremental costs for obtaining contracts with customers (ii)	190,663	178,543
IT Services (iii)	16,053	21,500
Prepaid contractual expenses (iv)	-	77,810
Other (v)	87,883	14,351

Current portion	(238,468)	(278,851)
Non-current portion	138,937	80,258

(i)	Represent prepaid payments of advertising expenses for products and services of the TIM brand that are recognized in the income statement according to the period of serving the advertisement.

(ii)	It is substantially represented by incremental costs related to sales commissions paid to partners for obtaining contracts with customers arising from the adoption of IFRS 15, which are deferred and recognized in the income statement in accordance with the term of the contract and/or economic benefit, usually from 1 to 2 years.

(iii)	They represent prepayments of IT services expenses for network and migration of information to the “cloud”.

(iv)	It referred to the payment in April 2022 (acquisition date of Cozani) of TSA (Transition Service Agreement), in the amount of R$ 250,722 as remuneration, for up to 12 months of service provision in Cozani’s transition phase.

(v)	In 2023, represented mainly by installation costs related to the neutral network deferred in accordance with the contract, in the amount of R$ 75,464.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

11.	Judicial deposits

They are recorded at historical cost and adjusted for monetary variation according to current legislation.

	2023	2022

Judicial deposits	689,739	1,377,560

Civil	286,430	974,482
Labor	68,202	117,583
Tax	220,842	184,435
Regulatory	115	113
Online attachment(i)	114,150	100,947

(i)	Refer to legal blockages directly in the Company's current accounts and interest earning bank deposits linked to certain legal proceedings. This amount is periodically analyzed and when identified, reclassification is made to one of the other specific accounts of the legal deposit item.

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

There are some processes with differentiated matters, for instance, in which the value set by ANATEL for vacating certain transmission sub-bands is discussed, enabling the implementation of 4G technology. In this case, the amount deposited updated in court under discussion is R$ 83,438 (R$ 77,854 on December 31, 2022).

In a Material Fact released on October 4, 2022, TIM informed that a preliminary decision was handed down by the 7th Business Court of the Judicial District of Rio de Janeiro determining the deposit in court by the Buyers (TIM, Telefônica Brasil S.A. and Claro S.A.) of approximately R$ 1.53 billion – of which approximately R$ 670 million by TIM – in an account linked to the court-ordered reorganization process of Oi Móvel S.A.

On October 19, 2022, TIM deposited the amount of R$ 670 million in guarantee for the Judgment of the 7th Corporate Court of the Judicial District of Rio de Janeiro. Such a deposit remained in an account linked to the Court until the installation of the Court of Arbitration.

On October 4, 2023, TIM reported the completion of an agreement with Oi S.A., having redeemed half of the amount originally retained on the closing date, equivalent to R$ 317 million, monetarily updated until the closing date and the remaining amount is redeemed by the Seller as part of the purchase price of UPI Ativos Móveis attributed to the Company.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third-party service providers.

Tax

The Company has legal deposits in the total, estimated amount of R$ 220,842 on December 31, 2023, relating to tax matters, made to support several ongoing legal discussions. Such deposits mainly relate to the following discussions:

(a)	Use of credit in the acquisition of electricity directly employed in the production process of companies, matter with positive bias in the judiciary. The current value of the deposits related to this discussion is R$ 38,650 (R$ 36,417 on December 31, 2022).

(b)	CPMF levy on loan conversion operations into the Company’s equity; recognition of the right not to collect the contribution allegedly levied on the simple change of ownership of current accounts due to merger. The current value of the deposits referring to this discussion is R$ 5,668 (R$ 5,295 on December 31, 2022).

(c)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The current value of the deposits referring to this discussion is R$ 24,048 (R$ 22,178 on December 31, 2022).

(d)	Non approval for compensation of federal debts withholding income tax credits (IRRF) for the alleged insufficiency of credits, as well as the deposit made for the purposes of release of negative Certificate of debts. The current value of the deposits referring to this discussion is R$ 12,177 (R$ 11,557 on December 31, 2022).

(e)	Levy of ISS on import and outsourced services; claiming lack of collection in relation to ground cleaning and maintenance service of BRS (Base Radio Station), the ISS itself, the ISS incident on co-billing services and software licensing (blackberry). Right to benefit from spontaneous report and search for the removal of confiscatory fines in the case of late payment. The current value of the deposits referring to this discussion is R$ 12,191 (R$ 8,651 on December 31, 2022).

(f)	Ancillary services provided for in the agreement 69/98 ICMS incident on the provision of communication services of the amounts charged for ACCESS, Membership, Activation, qualification, availability, subscription and use of the services, among others. The current value of the deposits referring to this discussion is R$ 3,775 (R$ 3,623 on December 31, 2022).

(g)	ANATEL’s requirement of the public price for the administration of numbering resources. The current value of the deposits is R$ 3,960 (R$ 3,766 on December 31, 2022).

(h)	Deposit made by TIM S.A. – Unconstitutionality and illegality of the collection of FUST (Fund for Universalisation of Telecommunications Services). The right not to collect FUST, failing to include in its base calculation the revenues transferred by way of interconnection and EILD (Industrial Exploitation of Dedicated Line), as well as the right not to suffer the retroactive collection of the differences determined in function of not observing sum 7/2005 of ANATEL. The current value of the deposits is R$ 67,911 (R$ 63,967 on December 31, 2022).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

(i)	ICMS – Miscellaneous. Deposits made in several claims that discuss ICMS charges, mainly related to loan, DIFAL, exempt and non-taxed services, ICAP and Covenant 39. The current value of the deposits is R$ 26,213 (R$ 7,691 on December 31, 2022).

(j)	Charges related to cases of Jornal do Brasil that were directed to the Company. The current value of the deposits referring to this discussion is R$ 15,759 (R$ 11,524 on December 31, 2022).

12.	Other financial assets

The initial recognition of an equity instrument in the balance sheet is carried at its fair value at the date of acquisition. Such financial assets and liabilities are subsequently measured at fair value through profit or loss. Changes arising from the fair value measurement, where applicable, shall be recognized in the income statement when incurred, under the line of financial income.

On March 26, 2020, TIM S.A. and BANCO C6 S.A. concluded the negotiations over a strategic partnership aimed at developing combined offerings with special benefits to the customer bases of Partners.

In July 2020, the first offering was launched in partnership with Banco C6, with special conditions to TIM customers who are also C6 customers. The innovating partnership provides great potential to generate value for both companies through user base growth and greater customer loyalty.

On February 1, 2021, TIM announced that, within the scope of this partnership, the right to exercise Subscription Warrant equivalent to the indirect interest of approximately 1.44% of Banco C6’s share capital Banco C6 as a result of achieving the first level of the agreed targets. Subsequently, the Company exercised its option to acquire and convert C6 shares, which represents approximately 1.44% of the Bank and totals R$ 162,958. Once the option was exercised, TIM started holding a minority interest in Banco C6 and does control or exercise significant influence the bank.

Between September and December 2023, the Company invested approximately R$ 54 million in the investment fund focused on 5G solutions called Upload Ventures Growth. On December 31, 2023, the Company does not control the fund’s management.

According to the requirements of IFRS 9, the financial instrument must be valued at its fair value and the Company must disclose the level classification of each financial instrument. Refer to the required disclosure in Note 37.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

13.	Other assets

	2023	2022

Other assets	284,902	265,042

Advances to employees	7,033	7,092
Advances to suppliers	66,018	31,437
Amounts receivable from TIM Brasil (Note 35)	22,803	22,790
Amounts receivable from incentivized projects	43,138	63,034
Taxes and labor contributions to offset	83,981	69,794
Other (i)	61,929	70,895

Current portion	(239,318)	(199,644)
Non-current portion	45,584	65,398

(i)	A major portion related to: (a) other advances in the amount of R$ 16,960 (R$ 7,708 on December 31, 2022); (b) employee benefits reimbursement amounts to R$ 14,344 (R$ 19,489 as of December 31, 2022).

14.	Investment

The ownership interest in the associated company is recognized using the equity accounting method.

I-Systems

In November 2021, as a result of the spin-off of net assets from the broadband business and creation of I-Systems, TIM S.A. sold 51% of its equity interest to IHS. As a result of this transaction, a loss of control took place and TIM S.A. no longer consolidates this entity. As of the day of the transaction, the Company recorded the investment in the associated company in the amount of R$ 1,612,957, at fair value, for the remaining minority interest (non-controlling) of 49%.

TIM S.A. has 49% (49% on December 31, 2022) in the share capital of I-Systems. The following table represents summarized financial information about I-Systems´s associate:

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

	2023	2022
Assets	2,053,953	1,820,223
Current and non-current assets	352,134	291,799
Tangible and intangible assets	1,701,819	1,528,424

Liabilities and shareholders’ equity	2,053,953	1,820,223
Current and non-current liabilities	668,712	398,189
Shareholders' equity	1,385,241	1,422,034

Company’s interest	49%	49%

Adjustment to fair value	733,757	733,757
Investment cost	717,055	806,359
Balance of investment (Note 14.b)	1,450,812	1,540,116

	2023	2022
Net loss for the year	(182,254)	(125,687)
Company’s interest	49%	49%
Company’s share of loss in the associate	(89,304)	(61,587)

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

a)	Interest in associated company

	Associated companies
	2023 I-Systems	2022 I-Systems

Total number of shares	1,794,287,995	1,794,287,995

Interest in total capital	49%	49%

Shareholders' equity	1,385,241	1,422,034

Loss for the year	(182,255)	(125,687)

Company’s share of the loss on investment	(89,304)	(61,587)

Investment value	1,450,812	1,540,116

b)	Changes in investment in the associated company:

I-Systems

Balance of investment on December 31, 2022	1,540,116
Share of the loss on investments	(89,304)
Balance of investment on December 31, 2023	1,450,812

15.	Property, plant and equipment

Property, plant and equipment are measured at acquisition and/or construction cost, less accumulated depreciation and impairment losses, if applicable. Depreciation is calculated based on the straight-line method over terms that consider the expected useful lives of the assets and their residual values. On December 31, 2023 and 2022, the Company has no indicators of impairment of its property, plant and equipment.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment against the account “provision for future asset decommissioning”. The interest incurred in updating the provision is classified as financial expenses.

Gains and losses on disposal are determined by comparing the amounts of these disposals with the book value at the time of the transaction and are recognized in “other income (expenses), net” in the statement of income.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

•	Changes in property, plant and equipment

	31st December 2022	Additions	Write-offs	Transfers	Addition by merger	31st December 2023

Total cost of property, plant and equipment, gross	54,530,017	5,533,945	(1,091,780)	-	11,371,149	70,343,331
Commutation/transmission equipment	28,749,731	16,663	(157,744)	3,138,109	6,527,485	38,274,244
Fiber optic cables	783,396	-	-	3,366	-	786,762
Leased handsets	2,956,156	-	(16,853)	222,749	920,690	4,082,742
Infrastructure	6,921,727	19,423	(43,030)	266,915	572,350	7,737,385
Informatics assets	1,780,652	-	(5,020)	28,150	-	1,803,782
General use assets	957,396	-	(857)	38,560	9,202	1,004,301
Right of use assets	11,493,062	2,005,441	(866,747)	-	3,341,422	15,973,178
Land	39,802	-	(1,214)	-	-	38,588
Construction in progress	848,095	3,492,418	(315)	(3,697,849)	-	642,349

Total accumulated depreciation	(34,754,757)	(5,089,736)	202,027	-	(8,289,050)	(47,931,516)
Commutation/transmission equipment	(20,101,222)	(2,376,419)	151,861	-	(6,088,197)	(28,413,977)
Fiber optic cables	(583,854)	(61,124)	-	-	-	(644,978)
Leased handsets	(2,677,840)	(173,764)	11,274	-	(920,672)	(3,761,002)
Infrastructure	(4,404,860)	(367,017)	33,383	-	(587,153)	(5,325,647)
Informatics assets	(1,675,605)	(45,208)	4,995	-	-	(1,715,818)
General use assets	(698,448)	(49,888)	514	-	(7,706)	(755,528)
Right of use assets	(4,612,928)	(2,016,316)	-	-	(685,322)	(7,314,566)
Total property, plant and equipment, net	19,775,260	444,209	(889,753)	-	3,082,099	22,411,815
Commutation/transmission equipment	8,648,509	(2,359,756)	(5,883)	3,138,109	439,288	9,860,267
Fiber optic cables	199,542	(61,124)	-	3,366	-	141,784
Leased handsets	278,316	(173,764)	(5,579)	222,749	18	321,740
Infrastructure	2,516,867	(347,594)	(9,647)	266,915	(14,803)	2,411,738
Informatics assets	105,047	(45,208)	(25)	28,150	-	87,964
General use assets	258,948	(49,888)	(343)	38,560	1,496	248,773
Right of use assets	6,880,134	(10,875)	(866,747)	-	2,656,100	8,658,612
Land	39,802	-	(1,214)	-	-	38,588
Construction in progress	848,095	3,492,418	(315)	(3,697,849)	-	642,348

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

	31st December 2021	Additions / depreciation	Write-offs	Transfers	Acquisitions of subsidiary (Note 1.2)	31st December 2022

Total cost of property, plant and equipment, gross	49,159,678	5,805,705	(737,939)	-	11,302,035	65,529,479
Commutation/transmission equipment	25,854,454	(4,788)	(129,957)	3,028,504	6,313,024	35,061,237
Fiber optic cables	778,512	-	-	4,884	-	783,396
Leased handsets	2,806,454	752	(17,149)	166,099	920,690	3,876,846
Infrastructure	6,443,285	-	(16,296)	493,409	789,657	7,710,055
Informatics assets	1,756,340	-	(342,843)	31,032	336,161	1,780,690
General use assets	916,845	-	(4,840)	41,503	13,054	966,562
Right of use assets	9,779,327	1,979,473	(225,446)	-	2,929,449	14,462,803
Land	40,794	-	(992)	-	-	39,802
Construction in progress	783,667	3,830,268	(416)	(3,765,431)	-	848,088

Total accumulated depreciation	(30,851,278)	(4,764,239)	530,748	-	(7,783,558)	(42,868,327)
Commutation/transmission equipment	(18,187,994)	(2,234,345)	129,196	-	(5,941,968)	(26,235,111)
Fiber optic cables	(522,205)	(61,649)	-	-	-	(583,854)
Leased handsets	(2,534,691)	(155,902)	11,694	-	(919,560)	(3,598,459)
Infrastructure	(4,043,155)	(390,832)	15,654	-	(573,680)	(4,992,013)
Informatics assets	(1,629,730)	(78,418)	369,807	-	(337,265)	(1,675,606)
General use assets	(649,229)	(50,097)	4,397	-	(11,085)	(706,014)
Right of use assets	(3,284,274)	(1,792,996)	-	-	-	(5,077,270)
Total property, plant and equipment, net	18,308,400	1,041,466	(207,191)	-	3,518,477	22,661,152
Commutation/transmission equipment	7,666,460	(2,239,133)	(761)	3,028,504	371,056	8,826,126
Fiber optic cables	256,307	(61,649)	-	4,884	-	199,542
Leased handsets	271,763	(155,150)	(5,455)	166,099	1,130	278,387
Infrastructure	2,400,130	(390,832)	(642)	493,409	215,977	2,718,042
Informatics assets	126,610	(78,418)	26,964	31,032	(1,104)	105,084
General use assets	267,616	(50,097)	(443)	41,503	1,969	260,548
Right of use assets	6,495,053	186,477	(225,446)	-	2,929,449	9,385,533
Land	40,794	-	(992)	-	-	39,802
Construction in progress	783,667	3,830,268	(416)	(3,765,431)	-	848,088

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

Construction in progress assets represents the cost of projects in progress related to the construction of networks and/or other tangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

Rights of use assets represents assets arising from leased agreements within the scope of IFRS16 standard. These right of use assets refer to leases of network infrastructure, stores and kiosks, real estate, land (Network) and fiber, as below:

Right-of-use in lease	Network infrastructure	Stores & kiosks and real estate	Land (Network)	Fiber	Total
Balances at December 31, 2022	3,637,960	639,210	1,596,882	1,006,082	6,880,134
Additions by merger	1,478,836	-	1,177,264	-	2,656,100
Additions	980,056	368,426	374,473	282,486	2,005,441
Remeasurement	(491,236)	(37,346)	(338,165)	-	(866,747)
Depreciation	(928,467)	(136,899)	(458,747)	(492,203)	(2,016,316)
Balances at December 31, 2023	4,677,149	833,391	2,351,707	796,365	8,658,612
Annual depreciation rates	12.21%	11.72%	12.54%	8.33%

Right-of-use in lease	Network infrastructure	Stores & kiosks and real estate	Land (Network)	Fiber	Total
Balances at December 31, 2021	3,048,509	541,312	1,504,233	1,400,999	6,495,053
Opening balance	2,143,142	-	786,307	-	2,929,449
Additions	1,087,005	243,162	560,755	88,551	1,979,473
Remeasurement	(122,757)	(14,715)	(83,210)	(4,764)	(225,446)
Depreciation	(809,450)	(130,549)	(374,293)	(478,704)	(1,792,996)
Balances at December 31, 2022	5,346,449	639,210	2,393,792	1,006,082	9,385,533

Annual depreciation rates	12.25%	11.25%	12.12%	7.41%

•	Depreciation rates (annual %)

Commutation/transmission equipment	6.67−20
Fiber optic cables	10
Leased handsets	14.28−50
Infrastructure	04−20
Informatics assets	10–20
General use assets	10–20
Right of use assets	10–20

In 2023, as required by IAS 16, the Company assessed the useful life estimates for their property, plant and equipment, concluding that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

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

Intangible assets with undefined useful lives are not amortized but tested for impairment on an annual basis, at cash generating unit level.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

(a)	Changes in intangible assets

	31st December 2022	Additions/ Amortization	Addition by merger	Write-offs	Transfers	Capitalized interest	31st December 2023

Total cost of intangible assets, gross	38,732,905	1,038,989	6,446,789	(778)	-	95,678	46,313,583
Software licenses	20,876,377	-	1,366,860	(195)	924,804	-	23,167,846
Authorizations	11,250,610	40,868	4,598,839	-	2,903,922	-	18,794,239
Goodwill	3,112,169	-	-	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas	201,778	-	-	-	5,811	-	207,589
List of customers	-	-	253,629	-	-	-	253,629
Other assets	339,417	-	227,461	(583)	7,950	-	574,245
Intangible assets under development	2,952,554	998,121	-	-	(3,842,487)	95,678	203,866

Total accumulated amortization	(25,730,124)	(1,856,450)	(3,102,345)	377	-	-	(30,688,542)
Software licenses	(18,454,058)	(976,345)	(1,355,500)	195	-	-	(20,785,708)
Authorizations	(6,984,930)	(806,732)	(1,586,245)	-	-	-	(9,377,907)
Infrastructure right-of-use - LT Amazonas	(86,488)	(10,686)	-	-	-	-	(97,174)
List of customers		(24,825)	(30,312)	-	-	-	(55,137)
Other assets	(204,648)	(37,862)	(130,288)	182	-	-	(372,616)

Total intangible assets, net	13,002,781	(817,461)	3,344,444	(401)	-	95,678	15,625,041
Software licenses(c)	2,422,319	(976,345)	11,360	-	924,804	-	2,382,138
Authorizations(f)	4,265,680	(765,864)	3,012,594	-	2,903,922	-	9,416,332
Goodwill(d)	3,112,169	-	-	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas (e)	115,290	(10,686)	-	-	5,811	-	110,415
List of customers	-	(24,825)	223,317	-			198,492
Other assets	134,769	(37,862)	97,173	(401)	7,950	-	201,629
Intangible assets under development	2,952,554	998,121	-	-	(3,842,487)	95,678	203,866

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

The intangible assets in progress represent the cost of projects in progress related to the intangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets. From December 2021 to April 2023 includes the amounts for acquisition values of the 5G License, which were transferred to goods in service (“Authorizations”) in April 2023, as per note 16.f.

	31st December 2021	Additions/ Amortization	Write-offs	Transfers		Acquisitions of subsidiary (Note 1.2)	31st December 2022
					Capitalized interest
Total cost of intangible assets, gross	34,630,541	3,846,601	(3,200)	-	258,961	6,446,789	45,179,692
Software licenses	19,911,004	-	-	701,387		1,366,860	21,979,251
Authorizations	11,151,497	75,525	(3,200)	17,123		4,598,839	15,839,784
Goodwill	475,743	2,636,426	-	-		-	3,112,169
Infrastructure right-of-use - LT Amazonas	186,221	-	-	15,557		-	201,778
Other assets	333,116	-	-	5,001		481,090	819,207
Intangible assets under development	2,572,960	1,134,650	-	(739,068)	258,961	-	3,227,503

Total accumulated amortization	(24,045,462)	(1,873,904)	3,200	-	-	(2,846,978)	(28,763,144)
Software licenses	(17,432,018)	(1,142,824)	-	-	-	(1,347,360)	(19,922,202)
Authorizations	(6,357,666)	(664,909)	3,200	-	-	(1,384,432)	(8,403,807)
Infrastructure right-of-use - LT Amazonas	(76,697)	(9,791)	-	-	-	-	(86,488)
Other assets	(179,081)	(56,380)	-	-	-	(115,186)	(350,647)

Total intangible assets, net	10,585,079	1,972,697	-	-	258,961	3,599,811	16,416,548
Software licenses	2,478,986	(1,142,824)	-	701,387	-	19,500	2,057,049
Authorizations	4,793,831	(589,384)	-	17,123	-	3,214,407	7,435,977
Goodwill	475,743	2,636,426	-	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas (e)	109,524	(9,791)	-	15,557	-	-	115,290
Other assets	154,035	(56,380)	-	5,001		365,904	468,560
Intangible assets under development	2,572,960	1,134,650	-	(739,068)	258,961	-	3,227,503

(i)	With the completion of the purchase price allocation process in December 2022, the balance of net intangible assets on the acquisition date was R$ 3,599,811. See Note 1.2 for details.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

(b) Amortization rates

Annual %

Software licenses	20
Authorizations	05−25
Right to use infrastructure	≤05
Other assets	≤10
Cozani’s client base	13.04
Surplus on Cozani’s concession license	5.66

 (c) Software licenses

Software maintenance costs are recognized as an expense, as incurred. Development costs that are directly attributable to software product design and testing, and are identifiable and exclusive, controlled by the Company, are recognized as intangible assets when the capitalization criteria are met.

Directly attributable costs that are capitalized as part of the software product are related to employee costs directly allocated in its development.

(d) Goodwill

The Company has the following goodwill, based on the expected future profitability on December 31, 2023 and December 31, 2022.

Goodwill on the acquisition of Cozani

As described in Note 1.2.1, in April 2022 the Company acquired 100% of the voting shares of Cozani, with a total purchase consideration transferred of R$ 7,211,585 and identifiable assets, net of liabilities assumed, at a fair value of R$ 4,575,159. Therefore, having a goodwill arising on acquisition of R$ 2,636,426, which is recorded on December 31, 2022.

The Company describes the accounting practice adopted in business combinations in the Note 2(e) that goodwill is initially measured as being the excess of consideration transferred in relation to net assets acquired (acquired identifiable assets and assumed liabilities).

After initial recognition, the goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units that are expected to benefit from the combination. The goodwill was allocated to the mobile cash generating unit, which, is the only one identified so far.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions – TIM Celular S.A. (merged by Intelig, current TIM S.A.) acquired, at the end of 2011, the companies Eletropaulo Telecomunicações Ltda. (which subsequently had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which subsequently had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively. TIM Fiber SP Ltda. and TIM Fiber RJ S.A. were merged into TIM Celular S.A. on August 29, 2012. TIM Celular S.A. recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the purchase price allocation process, in the amount of R$ 1,159,649.

In November 2021, the Company concluded the drop-down of liquid assets related to the residential broadband business linked to the secondary network infrastructure to the wholly-owned subsidiary FiberCo and sold 51% of the equity interest in FiberCo, currently named I- Systems, on behalf of IHS. Currently, due to the closing of the transaction, TIM S.A. wrote-off about 90% of the total goodwill recorded in the acquisition of TIM Fiber SP Ltda. and TIM Fiber RJ S.A. in the amount of R$ 1,051,477. As a result, IHS currently holds 51% of the share capital of I-Systems, with TIM S.A. having a minority (non-controlling) interest of 49% in I-Systems. Consequently, with the closing of this transaction in November 2021, the goodwill initially recorded on the acquisition of the companies Fiber RJ and Fiber SP was reduced to R$ 108,171 and this balance was recorded on December 31, 2023 and December 31, 2022.

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

The methodology and assumptions used by Management for the aforementioned impairment test is summarized below:

The Management of the Company understands that the smallest unit generating cash for impairment testing of goodwill in the acquisition of the companies previously described covers TIM S.A., TIM Group’s operating company in Brazil and that in 2023 merged Cozani’s balances, acquired in 2022. This methodology is aligned with the company's strategic direction. It is worth highlighting that the group’s results are mainly represented by TIM S.A., but since the merger of Cozani occurred on April 1, 2023, these results impacted the consolidated TIM S.A. until March 31, 2023.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

On December 31, 2023, the impairment test was performed by comparing the book value with the fair value minus the disposal costs of the asset, as foreseen in IAS 36.

For the calculation of fair value less cost of disposal, the Company used the level of hierarchy within which the measurement of the fair value of the asset (cash generating unit) is classified. For the Company, as there is only one CGU this was classified in its entirety as Level 1. Disposal costs we considered to be immaterial considering the headroom between the fair value level 1 and the book value of the cash generating unit.

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

The Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”) with code (TIMS3) and have a regular trading volume that allows the measurement (Level 1) as the product between the quoted price for the individual asset or liability and the amount held by the entity.

In 2023, the measurement was made based on the value of the share at the balance sheet closing date and sensitivity tests were also performed and in none of the scenarios was identified any indication of impairment, being the fair value determined higher than the book value. Therefore, being the fair value higher than the book value, it is not necessary to calculate the value in use. Therefore, the calculations carried out at the consolidated level essentially contemplate the results and accounting balances of TIM S.A., so the management of the Company concludes that the use of the fair value less disposal cost is adequate to conclude that there is no provision for impairment to be recognized, since the fair value less the cost of disposal is higher than the book value of the cash generating unit.

On December 31, 2023, the Company did not identify impairment indicators on its long-lived assets, such as property, plant and equipment, , intangible assets and investments.

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

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

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

In November 2021, TIM participated in the 5G Auction and was the winner of several lots in the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands. These licenses will be paid over a period of 10 to 20 years, subject to restatement at the Selic rate. In December 2021, the Company signed the Terms of Authorization for these radio frequencies, generating the accounting of an intangible asset related to the licenses in the amount of R$ 884 million and the obligations related to such licenses (among them, disbursements with costs of the public notice and disbursement obligations with the management entities described below) in the amount of R$ 2,680 million.

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

On the signature date of the terms, in December 2021, the 2.3GHz and 26GHz radio frequencies were readily available for use by the Company (operating assets), generating the registration in 2021 in “Authorizations” of the amounts related to the licenses (R$ 614 million) and the obligations related to the 26GHz license, which will be fulfilled through EACE (R$ 550 million). The disbursements with EACE (R$ 633 million), provided for in the Public Notice, will occur in 5 semi-annual installments between 2022 and 2024, and are monetarily restated by the IGP-DI index. The Company evaluated the application of the concept of adjustment to present value (“AVP”) upon initial recognition (R$ 83 million).

The 3.5GHz radio frequency was not readily available, requiring spectrum cleaning activities to be available for use, and, thus, it was registered in assets in progress (R$ 270 million). Therefore, the obligations related to this activity, to be carried out by EAF (R$ 2,104 million) were also recorded under assets in progress. The disbursements with the EAF, as provided for in the Public Notice, were restated by the IGP-DI index until the disbursement dates. Such disbursements took place in 2 installments in 2022 (R$ 1,090 million in February and R$ 1,133 million in May) to EAF.

Furthermore, as described above, the Company capitalizes loan costs for qualifying assets that require a substantial period of time to be in a condition for use as intended by Management. This concept includes the 3.5GHz radio frequency. On December 31, 2023, the Company recorded R$ 95 million in intangible assets referring to interest calculated based on the Selic rate (R$ 259 million in 2022) incurred on the 3.5GHz radio frequency and did not capitalize the inflation adjustments of amounts due to EAF in 2023 since there is no further balance to disburse with this entity (R$ 99 million in 2022). These balances were recorded as construction in progress until the asset was available for the use intended by Management. In the second quarter of 2023, the asset was considered available for use by the Company, ceasing such capitalization. Thus, the transfer of goods in progress to the line of authorizations in service was carried out.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

The total effect on the Company’s intangible assets on December 31, 2023 referring to 5G radio frequencies and related obligations was R$ 3,930 million (R$ 3,866 million in 2022) and there are no more balances of assets in progress relating to 5G licenses on December 31, 2023 (R$ 2,753 million in 2022) and R$ 3,930 million in Authorizations (R$ 1,113 million in 2022).

17.	Leases

When entering into a contract, the Company assesses whether the contracts signed are (or contain) a lease. An agreement is (or contains) a lease if it transmits the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases that the Company is a lessee are capitalized at the lease's commencement at the lower of the fair value of the leased asset (right-of-use) and the present value of payments provided for in contract, and lease liability as a counterparty. Interest related to the leases is taken to income as financial costs over the term of the contract.

Leases in which the Company, as a lessor, transfers substantially all the risks and rewards of ownership to the other party (lessee) are classified as finance leases. These leases receivable are recorded at the lower of the fair value of the leased item or, if lower, the present value of the lease payments accruing to the lessor, discounted using a market rate of interest . Interest related to the lease is recognized as financial income over the contractual lease term.

Asset leases are financial assets or liabilities classified and/or measured at amortized cost.

Assets

	2023	2022
LT Amazonas	177,569	179,305
Sublease “resale stores” – IFRS 16	58,772	59,341
	236,341	238,646

Current portion	(29,886)	(30,643)
Non-current portion	206,455	208,003

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

The table below presents the estimated schedule of cash receipts (nominal values) in accordance with the signed agreements. These balances differ from those shown in the accounting records, since they are not discounted to present value.

	Up to Dec 2024	Jan 2025–Dec 2029	Jan 2030 onwards	Nominal values	Present value
	56,172	200,746	113,535	370,453	236,341
LT Amazonas(i)	30,669	155,509	113,351	299,529	177,569
Sublease “resale stores” – IFRS 16	25,503	45,237	184	70,924	58,772

(i)	LT Amazonas

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

The Company subleases some of its stores to third parties and recognize the present value of receivables, which are equal in value and term to the liability cash flows of the contracts called “resale stores”. The impact on lease liabilities is reflected in the Company “Leases - Stores & Kiosks and Real Estate”.

The Company’s sublease revenue in 2023 was R$ 67,021 (R$ 62,235 in 2022).

Liabilities

	2023	2022

LT Amazonas(i)	327,820	327,505
Sale of towers (leaseback)(ii)	1,679,221	1,730,214
Other (iv)	147,051	158,314
Subtotal	2,154,092	2,216,033

Other leases:(iii)
Leases – Network Infrastructure	5,476,509	6,123,914
Leases - Stores & kiosks & real estate	958,981	746,028
Leases - Land (Network)	2,793,441	2,664,315
Leases – Fiber	873,752	1,081,575
Subtotal leases IFRS 16	10,102,683	10,615,832
Total	12,256,775	12,831,865

Current portion	(1,808,740)	(2,257,211)
Non-current portion	10,448,035	10,574,654

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

The amount of interest paid in the year ended December 31, 2023 related to IFRS 16 is R$ 1,122,523 (R$ 1,001,311 in the year ended December 31, 2022).

In accordance with IFRS3, in a business combination, lease liabilities must be measured at the present value of the remaining lease balance as if the lease agreement acquired was a new lease agreement on the acquisition date. The impact on Lease Liabilities on the acquisition date (April 20, 2022) was R$ 2,929,449 (Note 1.2.1).

In 2023, the amount of R$ 238 million was paid, referring to fines applied related to the decommissioning process of sites acquired from Cozani (merged on April 1, 2023).

Changes to the lease liabilities are shown in note 37.

The table below presents the future estimated payment schedule (nominal values) in accordance with the signed agreements. These nominal balances differ from those shown in the accounting records, since they are not discounted to present value:

	Up to Dec 2024	Jan 2025–Dec 2029	Jan 2030 onwards	Nominal values	Present value
Total - Lease liability	2,883,402	8,801,049	8,893,910	20,578,363	12,256,775

LT Amazonas(i)	69,937	295,376	215,464	580,777	327,820
Sale and leaseback of Towers(ii)	304,451	1,448,007	1,624,775	3,377,233	1,679,221
Other (iii)	39,333	139,116	10,383	188,832	147,051

Total other leases(iv)	2,469,681	6,918,550	7,043,288	16,431,521	10,102,683
Leases – Network infrastructure	1,220,279	3,994,195	4,039,512	9,253,986	5,476,509
Leases - Stores & kiosks & real estate	225,771	652,745	713,873	1,592,389	958,981
Leases - Land (Network)	546,966	1,764,908	2,289,903	4,601,778	2,793,441
Leases – Fiber	476,665	506,702	-	983,368	873,752

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

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

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

The present value, principal and interest value on December 31, 2023 for the above contracts was estimated month-to-month, based on the average incremental rate of the Company’s loans, namely 13.63% (13.24% in 2022).

Lease agreements within the scope of IFRS 16 acquired through the acquisition of Cozani were remeasured on the acquisition date to reflect the Company’s expectation of the lease term and average incremental borrowing rate. The amount recorded on the acquisition date was R$ 2,929,449.

The lease amounts considered low-value or short-term (less than 12 months) were recognized as rental expenses and totaled R$ 32,037 on December 31, 2023 (R$ 40,723 on December 31, 2022).

18.	Other amounts recoverable

These refer to Fistel credit amounts arising from the reduction of the customer base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used in the reduction of the TFF contribution (operating supervision fee) due to ANATEL.

On December 31, 2023, this credit is R$ 80,963 (R$ 26,519 on December 31, 2022).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

19.	Suppliers

Accounts payable to suppliers are obligations payable for goods or services that were acquired in the usual course of business. They are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method. Given the short maturity of these obligations, in practical terms, they are usually recognized at the value of the corresponding invoice.

	2023	2022

Suppliers	4,612,112	4,237,229

Domestic currency	4,052,047	3,940,624
Suppliers of materials and services (i)	3,970,040	3,842,435
Interconnection (ii)	50,519	67,724
Roaming(iii)	64	1,857
Co-billing(iv)	31,424	28,608

Foreign currency	560,065	296,605
Suppliers of materials and services (i)	220,061	161,042
Roaming(iii)	340,004	135,563

Current portion	4,612,112	4,237,229

(i)	Represents the amount to be paid to suppliers in the acquisition of materials and in the provision of services applied to the tangible and intangible asset or for consumption in the operation, maintenance and administration, in accordance with the terms of the contract between the parties.

(ii)	Refers to as the use of the network of other fixed and mobile operators such cases where calls are initiated on the TIM network and terminated on the other operators.

(iii)	Refers to calls made when the customer is outside their registration area and is considered a visitor on the other network.

(iv)	Refers to calls made by the customer when choosing another long-distance operator.

 The Company entered into contracts with banks to assist its suppliers who requested forfaiting operations. In such operations, suppliers transfer their credit rights against the Company to the banks, with no right of recourse, aiming to receive them in advance by applying a discount. After carrying out the operations, the Company currently has the banks as creditors of the notes assigned by the suppliers in the original value and term of the assigned credit rights, without any associated financial charge or benefit. Trade notes payable related to these operations remain classified under “suppliers”. On December 31, 2023, the Company has approximately R$ 316 million (R$ 260 million on December 31, 2022) related to these operations.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

20.	Authorizations payable

On December 31, 2023 and December 31, 2022, the Company has the following amounts due to ANATEL:

	2023	2022

Renewal of authorizations(i)	257,616	231,801
Updated ANATEL liability(ii)	190,771	186,307
Authorizations payable(iii)	1,076,776	1,255,282
	1,525,163	1,673,390

Current portion	(407,747)	(507,685)
Non-current portion	1,117,416	1,165,705

(i)	To provide the SMP, the Company obtained authorizations of the right to use radio frequency for a fixed term, which is renewable in accordance with the conditions established by the Agency.In the option for the extension of the right of this use, it is due the payment of the amount of 2% on the net revenue from the application of Service Plans, Basic and Alternative of the region covered by the authorization that ends each biennium. On December 31, 2023, the outstanding balances related to the renewal of Authorizations were R$ 257,616(R$ 231,801 on December 31, 2022).

(ii)

On December 5, 2014, the Company signed the authorization term of the 700 MHz band and paid the equivalent of R$ 1,678 million, recording the remaining balance of R$ 61 million as liability, according to the payment method provided for in the notice.

On June 30, 2015, the Company filed a lawsuit questioning the collection of the excess nominal value of R$ 61 million, restated by the IGP-DI index totaling R$ 190 million (R$ 186 million on December 31, 2022), which is still pending trial.

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

For the amounts related to radio frequencies (R$ 884 million at initial recognition), the Selic rate interest is levied, and the Company is required to make annual payments for a period of 20 years (the three first installments were paid in the amounts of R$ 46,274, R$ 52,005 and R$ 57,811). Regarding amounts related to disbursement obligations with EAF and EACE entities (R$ 2,737 million at initial recognition, of which R$ 2,654 million, net of adjustment to present value), there is a monetary restatement by IGP-DI, and disbursements will occur until 2024. The contributions to EAF were fully made in 2022 (R$ 1,090 million in February and R$ 1,133 million in May). Regarding EACE, four contributions totaling R$ 533 million were made up until December 31, 2023.

On December 31, 2023, the outstanding balance, considering the amounts related to radio frequencies and contributions to be made in the EACE entity, is R$ 1,225 million (R$ 1,255 million on December 31, 2022).

[1] The renewal time varies according to the bid notice and extension conditions approved by the Agency.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

The authorizations payable on December 31, 2023 due in long-term is in accordance with the following schedule:

2023
2025	283,073
2026	59,109
2027	59,109
2028	59,109
2029	59,109
2030	59,109
2031	53,845
2032 and beyond	484,953
1,117,416

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

The primary authorizations held by TIM S.A. on December 31, 2023, as well as their expiration dates, are shown in the table below:

Expiration date
Terms of authorization	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 and V2 bands (4G)	2500 MHz (P band) (4G)	700 MHz (4G)	2.3 GHz (5G)	3.5 GHz (5G)	26 GHz (5G)
Amapá, Roraima, Pará, Amazonas and Maranhão	Mar 2031	Dec 2032	Apr 2038	Oct 2027 (V1)	Part of AR92 (PA), Feb 2024	Dec 2029	-	Dec 2041	Dec 2031
Amazonas, Roraima, Amapá, Pará, Maranhão, Minas Gerais and Espírito Santo (merged from COZANI)*	Mar 2031 (1800MHz)			Oct 2027 (V2)
Rio de Janeiro and Espírito Santo	Mar 2031	ES - Dec 2032	Apr 2038	Oct 2027 (V1)	Part of AR21 (RJ), Feb 2024	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Rio de Janeiro and Espírito Santo (merged from COZANI)*	Mar 2031 (900MHz)			Oct 2027 (V2)
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except county of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	Mar 2031	December 2032	Apr 2038	Oct 2027 (V1)	Part of AR61 (DF), Feb 2024	Dec 2029	South – Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Acre, Rondônia, Mato Grosso, Tocantins and Distrito Federal (merged from COZANI)*	Dec 2032 (900 & 1800MHz)	Dec 2032	Apr 2038	Oct 2027 (V2)
Municipality of Paranaíba, in Mato Grosso do Sul, and municipalities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás - (merged COZANI)*	Dec 2032 (900 & 1800MHz)		Apr 2038	Oct 2027 (V2)
Mato Grosso do Sul (except the municipality of Paranaíba) and Goiás (except municipalities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão) - (merged COZANI)*	Dec 2032 (900 & 1800MHz)	Dec 2032	Apr 2038	Oct 2027 (V2)
São Paulo	Mar 2031	Previous balance - Dec 2032	Apr 2038	Oct 2027 (V1)	-	Dec 2029	-	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
São Paulo (merged COZANI)*	Dec 2032 (1800MHz)			Oct 2027 (V2)
Paraná (except counties of Londrina and Tamarana)	Nov 2028 (800MHz); Dec 2032 (900 & 1800MHz)	Dec 2032	Apr 2038	Oct 2027 (V1)	AR41, except Curitiba and the Metropolitan Region, Feb 2024 AR41, Curitiba and Metropolitan Region, July 2031	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Santa Catarina	800 MHz – Nov 2028 1800 MHz – Dec 2032	Dec 2032	Apr 2038	Oct 2027 (V1)	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Paraná and Santa Catarina (merged from COZANI)*	Dec 2032 (900 & 1800MHz)			Oct 2027 (V2)
Municipality and region of Pelotas, in the state of Rio Grande do Sul	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027 (V1)	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Rio Grande do Sul (merged COZANI)*	Dec 2032 (900MHz)	Dec 2032		Oct 2027 (V2)
Pernambuco	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027 (V1)	Part of AR81, July 2031	Dec 2029	-	Dec 2041	Dec 2031
Ceará	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027 (V1)	-	Dec 2029	-	Dec 2041	Dec 2031
Paraíba	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027 (V1)	-	Dec 2029	-	Dec 2041	Dec 2031
Rio Grande do Norte	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027 (V1)	-	Dec 2029	-	Dec 2041	Dec 2031
Alagoas	Dec 2023	-	Apr 2038	Oct 2027 (V1)	-	Dec 2029	-	Dec 2041	Dec 2031
Piauí	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027 (V1)	-	Dec 2029	-	Dec 2041	Dec 2031
Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas (merged from COZANI)*	Mar 2031 (900 & 1800MHz)		Mar 2031	Oct 2027 (V2)
Minas Gerais (except the counties of Sector 3 of the PGO for 3G radio frequencies, leftovers and 5G)	800 MHz – Nov 2028 1800 MHz – Dec 2032	Dec 2032	Apr 2038	Oct 2027 (V1)	Part of AR31, Feb 2030	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Bahia and Sergipe	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027 (V1)	-	Dec 2029	-	Dec 2041	Dec 2031
Bahia, Sergipe, Rio de Janeiro and Minas Gerais (merged from COZANI)*			Apr 2038	Oct 2027 (V2)

*	Cozani’s incorporated authorizations indicated in a section based on the different deadlines contained in the Authorization granted to Cozani. Due to the merger, the deadline for using radio frequencies in each location will be long-term.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

21.	Loans and financing

They are classified as financial liabilities measured at the amortized cost, and represented by non-derivative financial liabilities that are usually traded before maturity.

In the initial recognition, they are recorded at the fair value and after the initial recognition they are measured based on the effective interest rate method. Appropriations of financial expenses according to the effective interest rate method are recognized in income (loss), under financial expenses.

Description	Currency	Charges	Maturity	2023	2022
KFW Finnvera(ii)	USD	Libor 6M+ 0.75% p.a.	Jan 2024–Dec 2025	124,411	173,381
Scotia¹ (ii)	USD	1.4748% p.a.	Apr 2024	485,498	1,568,683
BNP Paribas (ii)	BRL	7.0907% p.a.	Jan 2024	515,068	515,265
Debentures² (ii)	BRL	IPCA + 4.1682% p.a.(i)	June 2028	1,859,897	1,771,797
BNDES (i)	BRL	IPCA + 4.2283% p.a.	Nov 2031	392,340	394,139
BNB³ (i)	BRL	IPCA + 1.2228%–1.4945%	Feb 2028	206,140	249,400
BNDES (i)	BRL	TJLP + 1.95% p.a.	Aug 2025	187,592	297,160
Total				3,770,946	4,969,825

Current				(1,267,237)	(1,264,967)
Non-current				2,503,709	3,704,858

[1]	Rates on outstanding debts on 12/31/2022 with Scotia Bank are between 1.4748% and 3.2300% p.a.
[2]	A decrease of up to 0.25 bps in the interest rate is expected in connection with the compliance to sustainable targets clauses established in the indenture.
[3]	BNB interest rates already include a 15% discount for payment.
[4]	The debt with KFW Finnvera had its index amended, changing from Libor to SOFR, with the first fixing valid from January/2024.

Guarantees

(i) Certain receivables from TIM S.A.;

(ii) Do not have a guarantee.

The Company's financing, contracted with BNDES, was obtained for the expansion of the mobile telephone network and has restrictive contractual clauses that provide for the fulfilment of certain financial and non-financial rates calculated every quarter. Financial indices are: (1) Shareholders' equity over total assets; (2) EBITDA on net financial expenses; (3) Total financial debt on EBITDA and (4) Short-term net financial debt to EBITDA. The Debentures issued by TIM S.A. (2nd issue in a Single Series) have a financial ratio covenant calculated semiannually. The index is the Net Financial Debt on EBITDA. The Company has been complying with all the established ratios.

The Company’s loans and financing on December 31, 2023 due in long-term is in accordance with the following schedule:

	-
2025		200,857
2026		726,402
2027		726,402
2028		687,548
2029		55,714
2030		55,714
2031		51,072
		2,503,709

The nominal value of the loans and financing is consistent with their respective payment schedule.

Nominal value

2024	1,267,237
2025	200,857
2026	726,402
2027	726,402
2028	687,548
2029	55,714
2030	55,714
2031	51,072
3,770,946

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

Fair value of loans

In Brazil, there is no consolidated long-term debt market with the characteristics verified in the financing obtained from KFW Finnvera, which has the Finnish development agency Finnvera as guarantor. Both are financing for the purchase of equipment and, therefore, have a character of subsidy and promotion of commercial activity between the company and certain suppliers.

With respect to proceeds contracted with The Bank of Nova Scotia, BNP Paribas, Debentures and BNDES and BNB, the fair value of these loans is considered to be the present value of the long position of the swap contracts that protect the Company from changes in exchange rates and interest. The fair value of the operations on December 31, 2023 is, respectively, R$ 478,098, R$ 520,990, R$ 1,821,869, R$ 381,027 and R$ 193,878 (in 2022 was respectively, R$ 1,519,742, R$ 59,199, R$ 1,670,839, R$ 361,828 and R$ 219,697).

22.	Taxes, fees and contributions payable

	2023	2022

Taxes, fees and contributions payable	3,058,718	2,291,267

Value-added tax on sales and services - ICMS	249,485	222,120
ANATEL’s taxes and fees(i)	2,563,784	1,798,967
Imposto sobre Serviço (Service tax) - ISS	67,765	65,664
PIS / COFINS	49,312	102,157
Other (ii)	128,372	102,359

Current portion	(3,048,115)	(2,277,727)
Non-current portion	10,603	13,540

(i)	In 2020, to minimize the impacts of the pandemic, Provisional Act 952, dated April 15, 2020, was enacted, authorizing the postponement of payment of taxes, such as TFF, Condecine and CFRP, in the amount of R$ 790 million, to August 31, 2020.

In the 2020 amounts, the Company made a partial payment in the amount of R$ 300 million referring to CFRP and Condecine, but due to a preliminary injunction in court, there was no need to pay the Fistel (TFF) in the amount of R$ 490 million, which remains outstanding until the final and unappealable decision.

In 2021 and 2022, there were partial payments related to CRFP and Condecine in the amount of R$ 300 million per annum and TFF payments remain suspended based on an injunction issued by the Regional Court of the 1st Region. The suspended amounts are as follows: R$ 480 million in 2021 and R$ 482 million and R$ 104 million in 2022, referring to TIM S.A. and Cozani, respectively.

Until December 31, 2022, there was the recognition of R$ 215.6 million in default interest on Fistel (TFF) amounts related to fiscal years 2020, 2021 and 2022 with suspended payment by preliminary injunction and R$ 52.6 million recorded in 2021 and R$ 163 million in 2022.

In 2023, the amount related to the principal of TFF is R$ 531 million and there was recognition of R$ 237 million in interest for late payment on the Fistel amounts (TFF) for the years 2020, 2021, 2022 and 2023, adjusted until December 31, 2023.

(ii)	The breakdown of this account mainly refers to the company's adhesion to the Tax Recovery Program – REFIS from 2009 for payment of installments of the outstanding debts of federal taxes (PIS – Social Integration Program, COFINS – Contribution to Social Security Financing, IRPJ – Corporate Income Tax and CSLL – Social Contribution on Net Profit), whose final maturity will be on October 31, 2024.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

23.	Deferred revenues

	2023	2022

Deferred revenues	901,002	932,029

Prepaid services(i)	187,540	193,944
Government grants	-	860
Anticipated revenues	39,138	43,561
Deferred revenues on sale of towers(ii)	626,636	680,731
Contractual liabilities(iii)	47,688	12,933

Current portion	(279,401)	(265,417)
Non-current portion	621,601	666,612

(i)	Referring to the recharge of voice credits and data not yet used by customers relating to prepaid system services that are appropriate to the result when the actual use of these services by customers.

(ii)	Referring to the amount of revenue to be appropriated by the sale of the towers (note 17).

(iii)	Contracts with customers. The table below includes information on the portion of trade accounts receivable, from which contractual assets and liabilities originate.

	2023	2022

Accounts receivable included in trade accounts receivable	2,344,726	2,182,403
Contractual assets	19,957	19,828
Contractual liability	(47,688)	(12,934)

The contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where the discount may be given on equipment and / or service, generating a contractual asset or liability, respectively, depending on the nature of the offer in question.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

The movement of contractual assets/liabilities during the year is as follows:

Contractual assets (liabilities)

Balance on January 01, 2023	6,894
Additions	(27,535)
Write-offs	(7,090)
Balance at December 31, 2023	(27,731)

Contractual assets (liabilities)

Balance at January 1, 2022	2,326
Additions	12,188
Write-offs	(7,620)
Balance at December 31, 2022	6,894

The balances of contractual assets and liabilities are expected to be realized according to the table below:

	2024	2025
Contractual assets (liabilities)	(12,836)	(14,895)

The Company in line with paragraph 121 of IFRS 15, is not presenting the effects of information on contracts with customers with terms of duration of less than 1 year.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

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

The provision for judicial and administrative proceedings as of December 31, 2023 and 2022 is composed as follows:

	2023	2022

Provision for legal and administrative proceedings	1,410,299	1,112,156

Civil(a)	498,180	392,976
Labor(b)	212,929	214,450
Tax(c)	666,209	473,390
Regulatory(d)	32,981	31,340

 The changes in the provision for judicial and administrative proceedings are summarized below:

	December 2022	Additions, net of reversals	Payments	Inflation adjustment	December 2023

	1,112,156	323,015	(343,440)	318,568	1,410,299

Civil(a)	392,976	149,415	(206,297)	162,086	498,180
Labor(b)	214,450	77,225	(121,585)	42,839	212,929
Tax(c)	473,390	92,646	(11,671)	111,844	666,209
Regulatory(d)	31,340	3,729	(3,887)	1,799	32,981

	December 2021	Additions, net of reversals	Payments	Inflation adjustment	December 2022

	960,881	247,227	(242,597)	146,645	1,112,156

Civil(a)	309,019	130,164	(133,649)	87,442	392,976
Labor(b)	192,132	79,613	(84,165)	26,870	214,450
Tax(c)	429,951	35,978	(21,192)	28,653	473,390
Regulatory(d)	29,779	1,472	(3,591)	3,680	31,340

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

	December 2020	Additions, net of reversals	Payments	Inflation adjustment	December 2021

	886,947	278,789	(316,804)	111,949	960,881

Civil (a)	245,432	175,715	(194,501)	82,373	309,019
Labor (b)	213,026	71,961	(98,730)	5,875	192,132
Tax (c)	399,288	31,078	(23,539)	23,124	429,951
Regulatory (d)	29,201	35	(34)	577	29,779

The Company is subject to several legal actions and administrative procedures proposed by consumers, suppliers, service providers and consumer protection agencies and treasury agencies, which deal with various matters that arise in the normal course of the entities’ business. The main processes are summarized below:

a.	Civil proceedings

a.1 Consumer lawsuits

The Company is a party in lawsuits related to various claims filed by consumers, in the judicial and administrative spheres. The aforementioned actions in the amount provisioned of R$ 179,815 (R$ 179,132 on December 31, 2022) refer mainly to lawsuits related to alleged improper collection, cancellation of contract, quality of services, unilateral contract amendment and undue negative entry.

a.2 Consumer Protection Agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) questions of quality in service; (iii) alleged violations of the SAC (customer service hotline) decree; (iv) alleged contractual violations; (v) alleged misleading advertising; and (vi) discussion of the collection of loyalty fines, in cases of robbery and theft of the device. The amount provisioned is equivalent to R$ 258,578 (R$ 168,987 on December 31, 2022).

TIM is a defendant in a Public Civil Action filed by the Public Ministry of the Federal District and Territories, in which alleged defects in the quality of service provision for users of the Infinity plan are discussed. The accrued amount is R$ 50 million (R$ 150.9 million on December 31, 2023). Currently, the analysis of the admissibility of the Extraordinary Appeal filled by TIM is being awaited.

 a.3 Former trading partners

TIM is a defendant in lawsuits proposed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The provisioned amount is R$ 45,770 (R$ 27,740 on December 31, 2022).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

a.4 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) share subscription; (ii) claims for civil liability indemnification; (iii) upon the alleged breach of the contract, the provisioned amounts are equivalent to R$ 11,964 (R$ 14,642 on December 31, 2022).

a.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents who discuss aspects related to licensing, among which environmental licensing and infrastructure licensing (installation/operation). The amounts involved and provisioned are equivalent to R$ 2,053 (R$ 2,471 on December 31, 2022).

 a.6 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed, among other topics: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; (iii) alleged non-compliance with service quality targets; and (iv) wholesale product reference offering models (ORPAs). There is no provisioned amount corresponding to these lawsuits on December 31, 2023 and December 31, 2022.

 b. Labor and social security lawsuits

These are processes involving several labor claims filed by both former employees, in relation to matters such as overtime, differences in variable remuneration and legal overcome in other contract funds, as well as by former employees of service providers, all of whom, taking advantage of the labor laws in force require it to keep the Company in compliance with labor obligations does not abide by contractors hired for that purpose. Regarding social security claims, the amounts refer to the legal difference in the levy of social security contributions discussed in the Judiciary Branch.

From the total of 1,833 Labor claims on December 31, 2023 (1,628 on December 31, 2022) filed against the company, the majority relate to claims involving former employees of service providers followed by lawsuits from employees of their own and social security lawsuits. The provision of these claims total R$ 212,929 (R$ 214,450 on December 31, 2022).

 c. Tax proceedings

	2023	2022
Federal taxes	274,781	260,206
State taxes	307,898	130,816
Municipal taxes	9,711	8,550
TIM S.A. proceedings (Purchase price allocation)	73,819	73,819
	666,209	473,391

The total recorded provision is substantially composed of the following processes whose indicated values are estimated by the indices established by the federal government for late taxes, being linked to the variation in the SELIC rate.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

Federal taxes

The provision for TIM S.A. supports 80 proceedings and is mainly composed of the following lawsuits:

(i)	The provision supports 60 lawsuits related to challenges involving the levy on CIDE, CPMF, CSLL, IRRF operations. Of this total, the amounts involved in the legal proceedings that seek recognition of the right not to collect the CPMF allegedly incident on simultaneous transactions of purchase and sale of foreign currency and exchange of account ownership arising from corporate incorporation, whose provisioned values, updated, equal to R$ 4,513 (R$ 4,303 on December 31, 2022).

(ii)	The Company constituted a provision for a process aimed to collecting the pension contribution withheld at the rate of 11% to which, allegedly, payments made by the company to other legal entities should have been submitted as remuneration for various activities, whose provisioned and updated value is R$ 44,917 (R$ 42,171 on December 31, 2022).

(iii)	There is a provision for three lawsuits related to FUST/FUNTTEL and its resulting ancillary obligations. Of these, two cases stand out in which the dispute mainly revolves around the spontaneous reporting of the fine for the payment of the FUST. The amount relating to the fine and interest on the contribution to the FUST for the year 2009, where the voluntary reporting benefit is not being recognized, provisioned and adjusted for inflation, is R$ 17,239 (R$ 16,169 on December 31, 2022).

Additionally, in the second quarter of 2019, the Company constituted the provision for the FUST process, which seeks the unconstitutionality and illegality of the collection of FUST. Lawsuit for the recognition of the right not to collect Fust, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Dedicated Line Industrial Exploitation), as well as the right not to suffer the retroactive collection of the differences determined due to not observing rule 7/2005 of ANATEL, in the amount of R$ 68,084 (R$ 64,140 on December 31, 2022).

(iv)	The Company recorded a provision for federal compensation processes arising from a repurchase carried out in 2006, for which the documentary support was not robust enough after appraisals carried out. The provisioned and updated value is R$ 60,828 (R$ 67,815 on December 31, 2022).

 State taxes

The provision for TIM S.A. supports 124 proceedings and is mainly composed of the following lawsuits:

(i)	amounts involved in the assessments claiming the reversal of ICMS debts, as well as documentary support for the verification of appropriated credits by the Company, whose restated provisioned amounts are equivalent to R$ 39,219 (R$ 24,811 on December 31, 2022).

(ii)	amounts allegedly not offered for taxation for the provision of telecommunications services, whose updated amount was R$ 8,460 (R$ 6,757 on December 31, 2022);

(iii)	collections due to alleged differences in both goods receipts and shipments, in a quantitative inventory count, whose restated amounts are equivalent to R$ 47,178 (R$ 17,471 on December 31, 2022);

(iv)	amounts allegedly improperly credited relating to CIAP credits, whose updated amounts are equivalent to R$ 26,280 (R$ 11,943 on December 31, 2022);

(v)	credits related to tax replacement operations, whose restated amounts total R$ 11,260 (R$ 10,392 on December 31, 2022).

(vi)	alleged non-collection or allegedly undue appropriation of credits related to the ICMS rate differential (DIFAL), whose updated amounts total R$ 15,167 (R$ 16,220 on December 31, 2022).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

(vii)	in 2023, recognized as provision on charge on subscription fees without deductible, whose updated amounts is R$ 35,176.

(viii)	In 2023, the provision on charge of special credit amounts was recognized, whose updated amounts is R$ 34,820.

Municipal taxes

It is also worth noting the amounts involved in the assessments that questions the withholding and collection of the ISS-source of third-party services without employment relationship, as well as the collection of its own ISS corresponding to services provided in co-billing.

TIM S.A. proceedings (Purchase price allocation)

There are tax lawsuits arising from the acquisition of former Intelig (current TIM S.A.) due to the former parent company of the TIM Participações group, which comprise the process of allocating the acquisition price of the former Intelig and amount to R$ 73,819 (R$ 73,819 as of December 31, 2022).

d. Regulatory processes

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP, SCM and STFC regulations, among others.

On December 31, 2023, the amount indicated for the procedures for the determination of non-compliance with obligations (“PADOs”), considering the inflation adjustment, classified with risk of probable loss is R$ 32,981 (R$ 31,340 on December 31, 2022).

e. Judicial and administrative proceedings whose losses are assessed as possible

The Company has the following actions of a civil, labor, tax and regulatory nature involving risks of loss classified by its legal advisers and Management as possible, for which there is no provision for legal and administrative proceedings recorded:

	2023	2022

	21,351,995	20,123,806

Civil (e.1)	1,512,495	1,418,874
Labor and Social Security (e.2)	400,827	360,942
Tax (e.3)	19,236,990	18,171,345
Regulatory (e.4)	201,683	172,645

Legal and administrative proceedings whose losses are assessed as possible and monitored by Management are disclosed at their updated values.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

The main lawsuits with risk of loss classified as possible, are described below:

e.1. Civil

	2023	2022
Consumer lawsuits (e.1.1)	140,934	141,858
ANATEL (e.1.2)	350,187	293,203
Consumer protection bodies (e.1.3)	480,094	455,481
Former trading partners (e.1.4)	260,431	230,360
Social and environmental and infrastructure (e.1.5)	119,669	116,613
Other (e.1.6)	161,180	181,359
	1,512,495	1,418,874

e.1.1 Consumer lawsuits

They mainly refer to actions for alleged improper collection, cancellation of contract, quality of services, defects and failures in the delivery of devices and undue negative entry.

e.1.2 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed, among other matters: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; (iii) alleged non-compliance with service quality targets and (iv) wholesale product reference offering models (ORPAs).

e.1.3 Consumer protection agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) alleged failure in the delivery of handsets; (iii) alleged non-compliance with state laws; (iv) hiring model and alleged improper charges of Value-Added Services-VAS; (v) alleged violations of the SAC decree; (vi) alleged contractual violations; and (vii) blocking of data.

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

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

e.1.6 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) amounts supposedly due as a result of share subscription; (ii) claims for civil liability indemnification; (iii) alleged breach of contract.

e.2. Labor and Social Security

e.2.1. Social Security

The Company is a defendant in proceedings referring to the legal difference regarding the levy of social security contributions discussed in the court, related to 2005-2011, as well as claims that discuss the joint responsibility in the restated total amount of R$ 113,315 (R$ 80,456 on December 31, 2022).

e.2.2. Labor

There are 3,102 Labor claims on December 31, 2023 (3,384 on December 31, 2022) filed against the company and with possible risk, concerning claims involving former employees and employees of service providers in the amount of updated R$ 287,512 (R$ 280,486 on December 31, 2022). We highlight the existence of labor claims filed by former employees of the Docas economic group (Gazeta Mercantil, JB do Brasil, etc.). These plaintiffs filed lawsuits requesting the inclusion of Holdco (former controlling shareholder of Intelig – currently TIM S.A.) or TIM Participações (merged by TIM S.A.) as joint and several defendants, requesting payment of the court decision by TIM, due to the alleged formation of economic group.

e.3. Tax

	2023	2022

	19,236,989	18,171,345

Federal taxes (e.3.1)	3,139,640	3,275,840
State taxes (e.3.2)	10,438,811	9,640,939
Municipal taxes (e.3.3)	1,712,988	1,587,910
FUST, FUNTTEL and EBC (e.3.4)	3,945,550	3,666,656

The values presented were adjusted for inflation based on the SELIC rate. The historical amount involved is R$ 13,095,822 (R$ 13,014,078 on December 31, 2022).

e.3.1. Federal taxes

The total amount assessed against TIM in relation to federal taxes is R$ 3,139,640 on December 31, 2023 (R$ 3,275,840 on December 31, 2022). The following are the most significant federal tax matters:

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

(i)	Allegation of alleged incorrect use of tax credits for carrying out a reverse merger, amortization of goodwill paid on the acquisition of cell phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other reflections and disallowances of compensations and deductions paid by estimate, allegedly improper use of the SUDENE benefit due to lack of formalization of the benefit at the Internal Revenue Service (RFB), and failure to pay IRPJ and CSLL due by estimate. The amount involved is R$ 1,711,566 (R$ 1,579,257 on December 31, 2022). The Company was notified of the decision on April 28, 2021 and, as a result, the partial payment of R$ 1.4 billion was confirmed.

(ii)	Offset method for tax losses and negative bases. The amount involved is R$ 255,912 (R$ 265,163 on December 31, 2022).

(iii)	Collection of CSLL on currency changes arising from swap transactions accounted for by the cash regime. The amount involved is R$ 77,697 (R$ 73,307 on December 31, 2022).

(iv)	Collection of IRRF (withholding income tax) on income of residents abroad, including those remitted by way of international roaming and payment to unidentified beneficiaries, as well as the collection of CIDE on payment of royalties on remittances abroad, including remittances by way of international roaming. The amount involved is R$ 318,365 (R$ 292,662 on December 31, 2022).

(v)	Collection of IRPJ, PIS/COFINS and CSLL debits arising from non-homologation or partial homologation of compensations made by the company from credits of withholding taxes on interest earning bank deposits and negative balance of IRPJ. The amount involved is R$ 316,675 (R$ 437,419 on December 31, 2022).

The amounts not highlighted refer to several discussions at the federal level involving, but not limited to, charges unduly linked to Jornal do Brasil Group, difference of interpretation regarding the rules contained in Law 9718/98, other compensations relating to prepaid recalculation, goodwill breakdowns and calculation of estimates, taxation on international roaming operations and onerous transfer of network media, difference in withholding income tax (IRRF) rate, in addition to other less representative topics.

e.3.2. State taxes

The total amount charged against TIM S.A. in respect of state taxes on December 31, 2023 is R$ 10,438,811 (R$ 9,640,939 on December 31, 2022). The following are the most significant state tax matters:

(i)	Non-inclusion in the ICMS calculation basis of unconditional discounts offered to customers, as well as a fine for the alleged failure to comply with a related accessory obligation, including for the failure to present the 60i record of the SINTEGRA file. The amount involved is R$ 1,338,672 (R$ 1,236,502 on December 31, 2022).

(ii)	Use of tax benefit (program for the promotion of integrated and sustainable economic development of the Federal District - PRÓ-DF) granted by the taxing entity itself, but later declared unconstitutional, as well as alleged improper credit of ICMS arising from the interstate purchase of goods with tax benefit granted in the state of origin. The amount involved is R$ 435,326 (R$ 394,834 on December 31, 2022).

(iii)	Credit reversal and extemporaneous credit related to acquisitions of property, plant and equipment. The amount involved is R$ 782,497 (R$ 694,479 on December 31, 2022).

(iv)	Credits and chargebacks of ICMS, as well as the identification and documentary support of values and information released in customer accounts, such as tax rates and credits granted in anticipation of future surcharges (special credit), as well as credits related to tax substitution operations and exempt and untaxed operations. On December 31, 2023, the involved amount is R$ 4,304,655 (R$ 3,835,583 on December 31, 2022).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

(v)	Use of credit in the acquisition of electricity directly employed in the production process of companies. The amount involved is R$ 134,165 (R$ 154,673 on December 31, 2022).

(vi)	Alleged conflict between the information contained in ancillary obligations and the collection of the tax, as well as specific questioning of fine for non-compliance with ancillary obligations. The amount involved is R$ 996,002 (R$ 900,731 on December 31, 2022).

(vii)	Alleged lack of collection of ICMS due to the gloss of chargebacks and moment of taxation related to the prepaid service, improper credit of ICMS in the outputs of goods allegedly benefited with reduction of the calculation base, as well as an allegation of improper non-inclusion of Value-Added Services (VAS) of the ICMS calculation basis. The amount involved is R$ 726,364 (R$ 625,202 on December 31, 2022).

(viii)	Launch of credits related to the return of mobile devices lent on loan. The amount involved is R$ 148,465 (R$ 136,243 on December 31, 2022).

(ix)	Collection of ICMS related to subscription services and their alleged improper non-inclusion in the ICMS calculation base due to their nature. The amount involved is R$ 339,088 (R$ 330,805 on December 31, 2022).

The values not highlighted refer to several discussions on state taxes involving, but not limited to, to the crediting coefficient applied to acquisitions of permanent assets, credits arising from financial and non-telecom items unduly taxed in the “Other OCCs” field, other exempt and non-taxed interstate operations, the rate differential (DIFAL), the special regime provided for in Agreement 128/10 and 17/13, the rules for issuing invoices regulated in Agreement 55/05, in addition to other less important topics.

e.3.3. Municipal taxes

The total assessed amount against TIM S.A. regarding municipal taxes with possible risk is R$ 1,712,988 on December 31, 2023 (R$ 1,587,910 on December 31, 2022). The following are the most significant municipal tax matters:

(i)	Collection of ISS, as well as the punitive fine for the absence of the supposed tax due, on several revenue accounts of the company. The amount involved is R$ 1,431,623 (R$ 1,281,547 on December 31, 2022).

(ii)	Collection of ISS on importation of services or services performed in other municipalities. The amount involved is R$ 93,172 (R$ 86,520 on December 31, 2022).

(iii)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The amount involved is R$ 143,150 (R$ 149,764 on December 31, 2022).

e.3.4. Regulatory taxes

The total amount charged against the TIM Group in relation to the contributions to FUST, FUNTTEL, TFI, FISTEL and EBC with a possible risk is R$ 3,945,550 (R$ 3,666,656 on December 31, 2022). The most significant matters under discussion, whose historical amount is R$ 2,212,935 (R$ 2,208,814 on December 31, 2022) involve the collection of the contribution to FUST and FUNTTEL required by ANATEL’s resolution 07/2005, and the collection of the contribution to FUST and FUNTTEL on interconnection revenues earned by mobile telecommunications service providers as per Law 9998/2000.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

e.4. Regulatory

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP, SCM and STFC regulations, among others.

On December 31, 2023, the value indicated for the PADOs (procedure for determining non-compliance with obligations), considering the inflation adjustment, classified with possible risk was R$ 201,683 (R$ 172,645 on December 31, 2022).

On June 18, 2020, ANATEL's Board of Directors unanimously approved TIM's conduct adjustment term (TAC) 001/2020, which had been negotiated since 2014 with the regulator.

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

The Term includes actions to improve three pillars of action-customer experience, quality and infrastructure - through initiatives associated with improvements in the licensing process of stations, efficient use of numbering resources, evolution of digital service channels, reduction of Complaint Rates, repair of users and strengthening of transport and access networks, among others. In addition, it contemplates the additional commitment to bring mobile broadband, through the 4G network, to 350 municipalities with less than 30 thousand inhabitants thus reaching more than 3.4 million people. The new infrastructure was implemented in less than three years – more than 99% of the municipalities were served in the first two years and with the Company guaranteeing the sharing regime with the other operators. The service for 350 municipalities was certified by ANATEL in June 2023.

With the closing of the 1st TAC Year, the following commitments were certified by the Agency: Reparation, Fund for the Defense of Diffuse Rights – FDD (phase 1) and Notifications; Numbering; Interconnection; INCOME TAX; IGQ; Impediment; Internal controls; LTE 700 MHz; New 4G; Backhaul; Licensing backlog; Scope Commitment; Personal assistance; Digital relationship; and Additional Commitments.

In June 2022, TIM concluded the 2nd year of the Conduct Adjustment Term (TAC) entered into with ANATEL, having carried out the activities planned for strict compliance with the purpose of achieving the associated targets. The following commitments were certified by ANATEL: Numbering; Impediment; Internal controls; LTE 700 MHz; New 4G; Backhaul; Personal assistance; Digital relationship; Additional; and Collaborative Portal.

In October 2022, TIM and ANATEL signed the Amendment to renegotiate the commitment related to Quality Indicators. Thus, the Perceived Quality Index (IQP) started to be adopted to replace the General Quality Index (IGQ) for Years 3 and 4 of the TAC.

In June 2023, TIM concluded the third year of the Conduct Adjustment Term (TAC) entered into with ANATEL, having carried out the activities planned for strict compliance with the purpose of achieving the associated targets. Regarding the Additional Commitments, as aforementioned, ANATEL has already issued a statement of fulfillment of the obligation relating to the third year of the TAC, thus guaranteeing the general statement of fulfillment of the obligation for the implementation of SMP with 4G or later technology in 350 (three hundred and fifty) municipalities under the terms agreed in the TAC. In December 2023, the following Commitments were attested: Numbering; Impediment; Repair Plan; Internal controls; LTE 700 MHz; New 4G; Backhaul; Digital relationship. ANATEL indicated that: (i) it is still evaluating compliance with the commitment related to Station Licensing and IQP; and (ii) in relation to the Reparation Plan commitment (for 10 records only) and IR would establish PADICs.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

In July 2023, TIM started the fourth and final year of the Consent Decree. The Company will continue fully implementing the internal monitoring mechanisms on the evolution of the schedules by the Governance Office in Management and Board of Directors.

The Company has met the TAC implementation schedule and has reported its understanding to ANATEL in cases where the Agency indicates signs of non-compliance in the Procedures for Assessing the Non-Compliance with a Schedule Item (PADIC) that may be implemented.

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

25.	Other liabilities and provision

	2023	2022

Other liabilities and provision	365,841	732,367

Provision for future asset decommissioning	130,328	289,606
Advance from customers	25,215	15,068
Onerous capacity contract(i)	122,042	178,532
Other provisions for risk	42,419	83,923
Other (ii)	45,837	165,238
Current portion	(121,273)	(132,954)
Non-current portion	244,568	599,413

(i)	As part of the Cozani acquisition, a transferred capacity contract was identified in the transaction, where there is a take or pay obligation for a defined term. The amount recorded refers to the portion of capacity that will not be used for the remaining contractual term.

(ii)	On June 23, 2022, Complementary Law 194 was enacted, which, in summary, amended Law 5172, of October 25, 1966 (National Tax Code), and Complementary Law 87, of September 13, 1996 (Kandir Law), to consider essential goods and services related to fuels, electric power, communications and collective transport and, as a consequence, pointed to the reduction of ICMS on revenues earned by companies in such industries.

Throughout 2023, the Company proactively transferred its effects to its customers, according to the nature of its plans and realized the outstanding amounts as of December 31, 2022 in the amount of R$ 117 million.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

26.	Shareholders' equity

a. Share capital

The share capital is recorded by the amount effectively raised from the shareholders, net of the costs directly linked to the funding process.

The subscribed and paid-up share capital on December 31, 2023, is represented by 2,420,804,398 common shares (2,420,804,398 common shares on December 31, 2022).

The Company is authorized to increase its share capital, by resolution of the Board of Directors, regardless of statutory reform, up to the limit of 4,450,000,000 common shares.

b. Capital reserves

The use of the capital reserve complies with the provisions of Brazilian Corporate Law 6404/76, article 200. This reserve is composed as follows:

	2023	2022

	384,311	408,602

Special Reserve of goodwill	353,604	353,604
Long-term incentive plan	30,707	54,998

b.1 Special Reserve of goodwill

The special reserve of goodwill was constituted from the incorporation of the net assets of the former parent company TIM Participações S.A. (note 16.d).

b.2 Long-term incentive plan

The balances recorded under these items represent the Company's expenses related to the long-term incentive program granted to employees (note 27).

c. Profit reserves

c.1 Legal Reserve

It refers to the allocation of 5% of the net profit for the year ended December 31 of each year, except for the balance allocated to the tax incentive reserve, until the reserve equals 20% of the share capital. In addition, the company may cease to constitute the legal reserve when this, added to the capital reserves, exceeds 30% of the share capital.

This Reserve may only be used to increase capital or offset accumulated losses.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

c.2 Statutory reserve for expansion

The formation of this reserve is foreseen in Paragraph 2 of art. 46 of the bylaws of the company and is aimed at the expansion of the business.

The balance of profit that is not compulsorily allocated to other reserves and is not intended for the payment of dividends is allocated to this reserve, which may not exceed 80% of the share capital. Reaching this limit, it will be up to the General Meeting to decide on the balance, distributing it to shareholders or increasing capital.

c. 3 Tax Benefit Reserve

The Company enjoys tax benefits that provide for restrictions on the distribution of profits. According to the legislation that establishes these tax benefits, the amount of tax that is no longer paid due to exemptions and reductions in the tax burden may not be distributed to members and will constitute a reserve of tax incentive of the legal entity. This reserve can only be used to offset losses or increase share capital. On December 31, 2023, the accumulated amount of benefits enjoyed by the Company amounts to R$ 2,362,239 (R$ 2,124,411 on December 31, 2022).

This tax benefit corresponds to the reduction of the Corporate Income Tax (IRPJ) incident on the profit of the exploitation calculated in the units encouraged. The Company operates in the areas covered by the Superintendence of development of the Northeast and Amazon (SUDENE / SUDAM), being the tax incentive awards granted by state of the Federation, for a period of 10 years, subject to renewal.

d. Dividends

Dividends are calculated in accordance with the Company’s bylaws and the Brazilian Corporate Law.

According to its latest bylaws, approved on August 31, 2020, the company must distribute as a mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of Adjusted Net Profit.

As provided in the company's bylaws, unclaimed dividends within 3 years are reverted to the company.

On December 31, 2023 and 2022, dividends and interest on shareholders' equity were calculated as follows:

	2023	2022

Net income	2,837,422	1,670,755
(-) Non-distributable tax incentives	(237,828)	(166,110)
(-) Constitution of legal reserve	(129,979)	(75,233)
Adjusted net profit	2,469,615	1,429,412

Minimum dividends calculated on the basis of 25% of adjusted profit	617,404	357,353

Breakdown of dividends payable interest on shareholders’ equity:
Interest on shareholders’ equity	1,600,000	1,400,000
Total dividends and interest on shareholders’ equity distributed and proposed	1,600,000	1,400,000

Withholding income tax (IRRF) on interest on shareholders' equity	(233,230)	(196,970)
Total dividends and interest on shareholders’ equity, net of taxes	1,366,770	1,203,030

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

Interest on Shareholders' Equity paid and/or payable is accounted for against financial expenses which, for the purposes of presenting the financial statements, are reclassified and disclosed as allocation of net profit for the year, in changes in shareholders' equity.

During 2023, the amount of R$ 1,600,000 of interest on shareholders’ equity were distributed and additional amount of R$ 1,310,000 of dividends were proposed, which are subject to approval during the General Meeting on March 28, 2024, totaling R$ 2,910,000.

During 2022, the amount of R$ 1,400,000 of interest on shareholders’ equity and additional dividends of R$ 600,000 were distributed, which were approved at the General Meeting on March 30, 2023, totaling R$ 2,000,000.

The amounts allocated in 2022 and 2023 are shown below:

Approval	Payment	Dividend

03/22/2022	04/27/2022	195,000
06/15/2022	07/20/2022	270,000
09/12/2022	10/31/2022	235,000
09/12/2022	01/24/2023	245,000
12/12/2022	01/24/2023	455,000
03/30/2023	04/18/2023	600,000
		2,000,000

04/19/2023	05/09/2023	230,000
06/12/2023	07/12/2023	290,000
09/18/2023	10/23/2023	425,000
12/06/2023	01/23/2024	655,000
02/06/2024 (*)	Apr 2024 July 2024 and Oct 2024	1,310,000
		2,910,000

(*)	Dividends are subject to definitive approval at the General Meeting on March 28, 2024.

Throughout 2023, the Company paid, through dividends and/or interest on shareholders’ equity, the amount of R$ 1,470,470 (R$ 807,799 in 2022) to controlling shareholders and R$ 704,459 (R$ 391,402 in 2022) to non-controlling shareholders.

The balance on December 31, 2023 of the item “dividends and interest on shareholders' equity payable” totaling R$ 647,872 (R$ 661,494 on December 31, 2022), is composed of the outstanding amounts of previous years in the amount of R$ 89,143 (R$ 61,494 on December 31, 2022), in addition amount of R$ 655,000 (R$ 558,729, net of taxes) that was paid on January 23, 2024, as indicated in the Subsequent event’ note (Note 41).

As set forth in the Law 6404/76 and the Bylaws of the Company, unclaimed dividends and Interest on Shareholders' Equity declared and unclaimed by shareholders within 3 years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve to expand businesses.

In 2023, the amount of R$ 7,734 million of unclaimed dividends was reversed to the expansion reserve (R$ 7,573 as of December 31, 2022).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

For the statement of cash flows, Interest on Shareholders' Equity and dividends paid to its shareholders are presented as “financing activities”.

27.	Long-term incentive plan

2018-2020 Plan and 2021-2023 Plan

On April 19, 2018, and March 30, 2021, they were approved by the General Meeting of shareholders of TIM S.A. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), long-term incentive plans: “2018-2020 Plan” and “2021-2023 Plan” respectively, granted to senior directors and to those who occupy the position of key positions in the Company.

The 2018-2020 and 2021-2023 Plans provide for the granting of shares (performance shares and/or restricted shares). They propose to grant participants shares issued by the Company, subject to the participant’s permanence in the Company (achievement of specific goals). The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant.

For the 2018-2020 and 2021-2023 plan, the term of validity has the same periodicity of 3 years related to its vesting. These Plans, in addition to considering the transfer of shares, also provides for the possibility of making payment to participants of the equivalent amount in cash.

The total amount of the expense was calculated considering the value of the shares and is recognized in the results over the vesting period.

Stock Program Table (Performance Shares and Restricted Shares)

Identification of grant	Shares granted (principal)	Maturity date	Grant Price	Stock balance (principal) at the beginning of the year	Shares (principal) granted during the period	Shares transferred during the year				Paid in cash				Canceled shares (principal)	Share balance (principal)
						Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares transferred	Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares paid in cash	during the year	at the end of the year
2021-2023 Plan 2023 Grant(s)	1,560,993	July 2026	R$ 12.60	-	1,560,993	-	-	-	-	-	-	-	-	(25,389)	1,535,604
2021-2023 Plan 2022 Grant(s)	1,227,712	Apr 2025	R$ 13.23	1,183,147	-	(264,305)	(110,928)	(17,227)	(392,460)	-	-	-	-	(147,540)	771,302
2021-2023 Plan 2021 Grant(s)	3,431,610	May 2024	R$ 12.95	2,024,153	220,743	(957,545)	(160,259)	(89,699)	(1,207,503)	(89,403)	(12,268)	(8,159)	(109,830)	(376,006)	821,942
2018-2020 Plan 2020 Grant(s)	796,054	Apr 2023	R$ 14.40	260,840	-	(230,188)	(25,174)	(29,560)	(284,922)	(30,471)	(3,330)	(3,913)	(37,714)	(181)	-
2018-2020 Plan 2019 Grant(s)	930,662	July 2022	R$ 11.28	-	-	-	-	-	-	-	-	-	-	-	-

2018-2020 Plan 2018 Grant(s)	849,932	Apr 2021	R$ 14.41	-	-	-	-	-	-	-	-	-	-	-	-
Total	8,796,963			3,468,140	1,781,736	(1,452,038)	(296,361)	(136,486)	(1,884,885)	(119,874)	(15,598)	(12,072)	(147,544)	(549,116)	3,128,848
Weighted average price of the balance of grants			R$ 12.85

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

Identification of grant	Shares granted	Maturity date	Grant Price	Balance at the beginning of the year	Granted during the year	Transferred during the year				Paid in cash		Canceled during the year	Balance at the end of the year
						Billed volume	Performance change	Additional dividends	Billed volume	Performance change	Additional dividends
2021-2023 Plan 2022 Grant(s)	1,227,712	Apr 2025	R$ 13.23	-	1,227,712	-	-	-	-	-	-	(44,565)	1,183,147
2021-2023 Plan 2021 Grant(s)	3,431,610	May 2024	R$ 12.95	3,119,734	-	(1,043,059)	(87,605)	(43,880)	(2,883)	(473)	(130)	(49,639)	2,024,153
2018-2020 Plan 2020 Grant(s)	796,054	Apr 2023	R$ 14.40	519,098	-	(252,024)	(63,029)	(22,884)	(2,593)	(649)	(236)	(3,641)	260,840
2018-2020 Plan 2019 Grant(s)	930,662	July 2022	R$ 11.28	427,030	-	(419,188)	(137,064)	(62,243)	(7,842)	(2,537)	(1,195)	-	-
2018-2020 Plan 2018 Grant(s)	849,932	Apr 2021	R$ 14.41	-	-	-	-	-	-	-	-	-	-
Total	7,235,970			4,065,862	1,227,712	(1,714,271)	(287,698)	(129,007)	(13,318)	(3,659)	(1,561)	(97,845)	3,468,140
Weighted average price of the balance of grants			R$ 13.15

The base price of the share of each share was calculated using the weighted averages of shares The base price of the share of each share was calculated using the weighted averages of TIM S.A.’s share price. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), considering the following periods:

•	2018-2020 Plan - 1st Grant-traded volume and trading price of TIM Participações shares for the period 03/01/2018–03/31/2018.

•	2018-2020 Plan - 2nd Grant-traded volume and trading price of TIM Participações shares for the period 06/01/2019–06/30/2019.

•	2018-2020 Plan - 1st Grant-traded volume and trading price of TIM Participações shares for the period 03/01/2020–03/31/2020.

•	2021-2023 Plan - 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2021–03/31/2021.

•	2021–2023 Plan – 2nd Grant - traded volume and trading price of TIM S.A. shares in the period 03/01/2022–03/31/2022.

•	2021-2023 Plan - 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2023–03/31/2023.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

On December 31, 2023, expenses pegged to these long-term benefit plans totaled R$ 32,424 (R$ 47,815, on December 31, 2022).

Termination of the Share Buyback Program and Approval of a New Program

On June 12, 2023, the Board of Directors became aware of the termination of the Share Buyback Program approved at a meeting of the Company’s Board of Directors on May 5, 2021, and approved a new share buyback program of its own issuance. The new program started as of the date of the Board of Directors’ resolution, remaining in effect until December 12, 2024, considering that acquisitions shall be made on the Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão), at market prices, observing the applicable legal and regulatory limits.

28.	Revenue

Revenues from services provided

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

The minutes not used by customers and/or reload credits in the possession of commercial partners regarding the prepaid service system are recorded as deferred revenue and allocated to income (loss) when these services are used by customers.

Service revenues also include revenue from new partnership agreements (financial, education and advertising), and the amount of revenue recognized in the year ended December 31, 2023 is R$ 162,122 (R$ 153,348 on December 31, 2022 and R$ 119,457 on December 31, 2021).

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

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

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

Cost to obtain contract

All incremental costs related to obtaining a contract (sales commissions and other costs of acquisition from third parties) are recorded as prepaid expenses and (as described in Note 10) amortized over the same period as the revenue associated with this asset. Similarly, certain contract compliance costs are also deferred to the extent that they relate to performance obligations under the customer agreement, i.e. when the customer obtains control over the asset.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

	2023	2022	2021

Revenue	23,833,893	21,530,801	18,058,027

Gross revenue	33,530,346	29,713,383	25,357,429

Service revenue	31,972,936	28,394,971	24,264,246
Service revenue-Mobile	30,020,711	26,498,745	22,433,225
Service revenue - Landline	1,952,225	1,896,226	1,831,021

Goods sold	1,557,410	1,318,412	1,093,183

Deductions from gross revenue	(9,696,453)	(8,182,582)	(7,299,402)
Taxes	(3,657,281)	(4,471,342)	(4,679,722)
Discounts granted	(6,030,865)	(3,702,129)	(2,610,388)
Returns and other	(8,307)	(9,111)	(9,292)

According to the Brazilian Corporation Law paragraph 187, companies are required to disclose in the consolidated financial statements the gross amount of revenues.

29.	Operating costs and expenses

	2023				2022
	Cost of services provided and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services provided and goods sold	Selling expenses	General and administrative expenses	Total

	(11,496,437)	(5,742,642)	(1,759,433)	(18,998,512)	(10,655,981)	(5,596,211)	(1,808,735)	(18,060,927)

Personnel	(57,740)	(862,899)	(459,230)	(1,379,869)	(50,271)	(786,725)	(441,503)	(1,278,499)
Third party services	(683,809)	(2,211,627)	(824,634)	(3,720,070)	(634,498)	(2,248,966)	(828,007)	(3,711,471)
Interconnection and means of connection	(2,804,984)	-	-	(2,804,984)	(2,511,779)	-	-	(2,511,779)
Depreciation and amortization	(6,369,438)	(343,724)	(403,867)	(7,117,029)	(6,074,238)	(292,644)	(460,292)	(6,827,174)
Taxes, fees and contributions	(36,503)	(876,709)	(26,863)	(940,075)	(36,972)	(907,895)	(22,856)	(967,723)
Rentals and reinsurance	(507,164)	(146,632)	(16,496)	(670,292)	(471,998)	(133,150)	(18,032)	(623,180)
Cost of goods sold	(1,033,891)	-	-	(1,033,891)	(870,978)	-	-	(870,978)
Publicity and advertising	-	(599,253)	-	(599,253)	-	(565,272)	-	(565,272)
Expected credit losses of trade accounts receivable	-	(639,692)	-	(639,692)	-	(626,218)	-	(626,218)
Other	(2,908)	(62,106)	(28,343)	(93,357)	(5,247)	(35,341)	(38,045)	(78,633)

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

	2021
	Cost of services provided and goods sold	Selling expenses	General and administrative expenses	Total

	(8,443,023)	(4,621,788)	(1,723,384)	(14,788,195)

Personnel	(62,214)	(676,479)	(387,735)	(1,126,428)
Third party services	(560,039)	(1,763,360)	(668,641)	(2,992,040)
Interconnection and means of connection	(1,840,139)	-	-	(1,840,139)
Depreciation and amortization	(4,847,995)	(265,565)	(578,136)	(5,691,696)
Taxes, fees and contributions	(34,732)	(777,819)	(29,388)	(841,939)
Rentals and reinsurance	(362,171)	(109,781)	(20,082)	(492,034)
Cost of goods sold	(731,007)	-	-	(731,007)
Publicity and advertising	-	(459,811)	-	(459,811)
Expected credit losses of trade accounts receivable	-	(544,642)	-	(544,642)
Other	(4,726)	(24,331)	(39,402)	(68,459)

The Company makes contributions to public or private pension insurance plans on a mandatory, contractual or voluntary basis while the employee is on the staff of the Company in the amount of R$ 17,650 (R$ 17,106 on December 31, 2022, and R$ 21,734 on December 31, 2021). Such plans do not bring any additional obligations to the Company. If the employee ceases to be part of the company's staff in the period necessary to have the right to withdraw contributions made by sponsors, the amounts to which the employee is no longer entitled and which may represent a reduction in the company's future contributions to active employees, or a cash refund of these amounts, are released as assets.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

30.	Other income (expenses), net

	2023	2022	2021
Income
Income from grants	860	10,324	13,548
Fines on telecommunication services	77,814	72,903	58,793
Income from disposal of assets (ii)	318,960	23,747	2,711,535
Other income (iii)	65,703	62,256	65,482
	463,337	169,230	2,849,358
Expenses
FUST/FUNTTEL(i)	(158,021)	(151,485)	(134,962)
Taxes, fees and contributions	(1,400)	(1,526)	(2,274)
Provision for legal and administrative proceedings, net of reversal	(296,108)	(219,241)	(248,987)
Expenses on disposal of assets (ii)	(13,875)	(23,443)	(1,942,791)
Other expenses	(22,712)	(21,906)	(22,573)
	(492,116)	(417,601)	(2,351,587)

Other income (expenses), net	(28,779)	(248,371)	497,771

(i)	Representing the expenses incurred with contributions on the various telecommunications revenues due to ANATEL, according to current legislation.

(ii)	In 2023, it mainly represents the gain in the acquisition of Cozani due to the end of the arbitration process over the price adjustment (see Note 1.2).

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

(iii)	It mainly represents deferred revenue in the sold towers (pursuant to Note 17), in the amount of R$ 54,095 in 2023 (R$ 54,095 in 2022 and R$ 54,095 in 2021).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

31.	Financial income

	2023	2022	2021

Financial income	1,239,753	1,318,948	1,091,748
Interest on interest earning on investments	479,968	546,763	339,681
Interest received from customers	29,467	27,916	28,427
Swap interest (iii)	483,785	299,096	203,852
Interest on lease	28,041	28,101	24,788
Inflation adjustment(i)	175,686	213,949	208,029
Other derivatives(ii)	39,173	187,097	285,009
Other revenue	3,633	16,026	1,962

(i)	A substantial part is related to monetary restatement on tax credits and judicial deposits.

(ii)	This is mainly the difference between the market value and the cost of the share subscription options related to the operational partnership with Banco C6, started in 2020, to which the Company was entitled in the period due to the achievement of targets. Until December 31, 2023, the Company obtained the subscription right related to the 9th and 10th contract targets, generating an effect of R$ 39,173 (R$ 117,520 on December 31, 2022, related to 5th, 6th and 7th contract targets and R$ 285,009 on December 31, 2021). The market value was calculated based on information available in the last investment transaction carried out by the partner and disclosed in the market. The disclosures of this derivative financial instrument are detailed in Note 37, which was measured at fair value, and will subsequently be measured in the Company’s income, considering the risks related to arbitration disclosed in Note 28.

(iii)	Represents gains obtained from swap instruments obtained to hedge the Company from changes in interest rates on debts.

32.	Financial expenses

	2023	2022	2021

Financial expenses	(2,765,961)	(2,762,963)	(1,745,213)
Interest and inflation adjustment on loans and financing	(215,357)	(71,979)	(197,634)
Interest on taxes and rates	(252,527)	(187,778)	(61,745)
Swap interest	(578,900)	(644,280)	(352,029)
Interest on lease	(1,062,251)	(1,333,007)	(845,033)
Inflation adjustment(i)	(346,719)	(206,018)	(148,749)
Discounts granted	(56,356)	(48,774)	(52,509)
Other expenses (ii)	(253,851)	(271,127)	(87,514)

(i)	A major portion related to: (a) inflation adjustment of lawsuits, in the amount of R$ 318,568 - see Note 24 (R$ 146,645 on December 31, 2022 and R$ 111,949 as of December 31, 2021); and

(ii)	A major portion related to: (a) interest on concessions in the amount of R$ 111,986 (R$ 87,673 at December 31, 2022 and R$ 12,226 on December 31, 2021); and (b) financial expenses related to guarantee insurance, surety and charges in the amount of R$ 103,448 (R$ 103,442 on December 31, 2022 and R$ 67,594 in 2021).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

33.	Foreign exchange variations, net

	2023	2022	2021
Income
Loans and financing(i)	125,981	47,552	215,262
Suppliers	33,680	34,586	13,190
Swap(ii)	10,698	28,006	275,836
Other	23,676	30,923	16,640
	194,035	141,067	520,928
Expenses
Loans and financing(i)	(10,698)	(27,984)	(275,724)
Suppliers	(19,336)	(21,109)	(20,061)
Swap(ii)	(125,981)	(47,460)	(215,262)
Other	(45,077)	(39,507)	(9,222)
	(201,092)	(136,060)	(520,269)

Foreign exchange variations, net	(7,057)	5,007	659

(i)	It mainly refers to foreign exchange variation on loans and financing in foreign currency.

(ii)	Referring to derivative financial instruments to mitigate risks of foreign exchange variations related to foreign currency debts (Note 37).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

34.	Earnings per share

(a)       Basic

Basic earnings per share are calculated by dividing profit attributable to Company’s shareholders by the weighted average number of shares issued during the year.

	2023	2022	2021

Income attributable to the shareholders of the company	2,837,422	1,670,755	2,957,174

Weighted average number of shares issued (thousands)	2,420,710	2,419,961	2,420,314

Basic earnings per share (in R$)	1.17	0.69	1.22

(b)       Diluted

Diluted earnings per share are calculated by adjusting the weighted average amount of shares outstanding to assume the conversion of all potential dilutive shares.

	2023	2022	2021

Income attributable to the shareholders of the company	2,837,422	1,670,755	2,957,174

Weighted average number of shares issued (thousands)	2,420,758	2,420,245	2,420,638

Diluted earnings per share (in R$)	1.17	0.69	1.22

The calculation of diluted earnings per share considered 47 thousand (284 thousand on December 31, 2022 and 324 thousand on December 31, 2021) shares related to the long-term incentive plan, as mentioned in Note 27.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

35.	Balances and transactions with related parties

The balances of transactions with Telecom Italia Group companies, subsidiaries and associated companies are as follows:

	Assets
	2023	2022

Telecom Italia Sparkle(i)	3,004	2,770
Gruppo Havas(vi)	6,544	-
TI Sparkle(iii)	187	1,494
TIM Brasil (vii)	22,803	22,790
Telecom Italia S.p.A. (ii)	3,298	2,086
I-Systems(ix)	7,502	14,762
Other	96	674
Total	43,434	44,576

	Liabilities
	2023	2022

Telecom Italia S.p.A. (ii)	127,902	85,845
Telecom Italia Sparkle(i)	4,797	4,436
TI Sparkle(iii)	8,087	9,445
TIM Brasil (iv)	10,858	10,858
Vivendi Group(v)	2,683	3,457
Gruppo Havas(vi)	68,407	65,618
I-Systems(viii)	60,367	49,391
Italtel(x)	8,507	13,348
Other	4,229	8,862
Total	295,837	251,260

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

		Revenue
	2023	2022	2021

Telecom Italia S.p.A. (ii)	4,366	2,874	1,112
Telecom Italia Sparkle(i)	3,980	3,887	353
TI Sparkle(iii)	911	1,968	3,347
I Systems(ix)	27,315	36,090	5,881

Total	36,572	44,819	10,693

	Cost / Expense
	2023	2022	2021

Telecom Italia S.p.A. (ii)	130,994	108,792	105,137
Telecom Italia Sparkle(i)	13,520	12,409	19,219
TI Sparkle(iii)	17,762	18,095	20,533
Vivendi Group(v)	8,390	4,319	1,271
Gruppo Havas(vi)	531,350	382,275	206,349
I Systems(viii)	429,771	365,875	31,596
Other	18,445	16,983	22,597
Total	1,150,232	908,748	406,702

(i)	amounts refer to roaming, Value-Added Services – VAS, transfer of means and international voice-wholesale.

(ii)	The amounts refer to international roaming, technical assistance and value added services – VAS and licensing for the use of a registered trademark, granting TIM. S.A. the right to use the “TIM” brand upon payment of royalties in the amount of 0.5% of the Company’s net revenue, with payment made on a quarterly basis.

(iii)	Values refer to link rental, EILD rental, media rental (submarine cable) and signaling service.

(iv)	Mainly refer to judicial deposits made on account of labor claims and transfers of employees.

(v)	the values refer to Value Added Services-VAS.

(vi)	From the values described above, in the result, they refer to advertising services, of which R$ 487,839 (R$ 345,597 on December 31, 2022 and R$ 181,440 on December 31, 2021) are related to media transfers.

(vii)	Refer to judicial deposits made on account of labor claims.

(viii)	The amounts refer to fiber infrastructure capacity services.

(ix)	The amounts are related to services provided by TIM S.A., mainly related to network operation and maintenance in the scope of Transition Service Agreement, signed when closing the transaction.

(x)	The amounts refer to the development of the software used in the billing of telecommunication services.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

The Company has social investment actions that include donations, projects developed by the Tim Institute and sponsorships. On December 31, 2023, the Company invested R$ 8,156 (R$ 5,787 on December 31, 2022).

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

The key management personnel includes statutory directors and the Board of Directors. The payment of key management personnel for their services is presented below:

	2023	2022	2021

Short-term benefits	24,530	35,717	31,494
Other long-term benefits	-	-	1,052
Share-based payments remuneration	9,542	33,926	15,176
	34,072	69,643	47,722

37.	Financial instruments and risk management

Among the financial instruments registered in the Company, there are derivatives that are financial assets or liabilities measured at fair value through profit or loss. At each balance sheet date such assets/liabilities are measured at their fair value. Interest, monetary correction, foreign exchange variation and variations arising from the fair value measurement, where applicable, shall be recognized in the result when incurred, under the line of financial revenues or expenses.

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

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

On December 31, 2023 and December 31, 2022, the Company's loans and financings indexed to the variation of foreign currencies are fully protected, both in terms and in value, by swap contracts. Gains or losses on these swap contracts are recorded in the company's earnings.

(ii) Interest rate risks

Interest rate risks refer to:

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

The possibility of an unfavorable movement in interest rates would cause an increase in the financial expenses of the Company, as a result of the share of the debt and the passive positions that the Company has in swap contracts linked to floating interest rates (percentage of the CDI). However, on December 31, 2023 and December 31, 2022, the Company maintains its financial resources applied to Interbank Certificates of Deposit (CDI), which substantially reduces this risk.

(iii) Credit risk inherent in the provision of services

The risk is related to the possibility of the company computing losses derived from the inability of the subscribers to honor the payments of the invoiced amounts. To minimize this risk, the company preventively performs credit analysis of all orders imputed by the sales areas and monitors the accounts receivable of subscribers, blocking the ability to use services, among other actions, if customers do not pay their debts. There are no customers who have contributed more than 10% of net accounts receivable on December 31, 2023 and December 31, 2022 or revenues from services rendered during the years ended December 31, 2023 and December 31, 2022.

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The Company's policy for the sale of telephone devices and the distribution of prepaid telephone cards is directly related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of the portfolio of accounts receivable, the monitoring of loan conditions, the positions and limits of orders established for traders, the formation of collateral are procedures adopted by the company to minimize possible collection problems with its trading partners. There are no customers who contributed more than 10% of revenues from sale of goods during the years ended December 31, 2023 and 2022. There are no customers who contributed more than 10% of the accounts receivable from the sale of goods on December 31, 2023 and December 31, 2022.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

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

All interest earning bank deposits of the Company have daily liquidity and the Management may, even in specific cases: i) revise the dividend payment policy; ii) issue new shares; and/or iii) sell assets to increase liquidity.

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

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

Fair value of derivative financial instruments:

The derivative financial instruments are presented below:

	2023		2022
	Assets	Liabilities	Assets	Liabilities

Operations with derivatives	304,959	239,714	276,951	393,372
Other derivatives	502,453	-	624,671	-
	807,412	239,714	901,622	393,372

Current portion	(299,539)	(239,714)	(239,189)	(343,142)
Non-current portion	507,873	-	662,433	50,230

Other derivatives are instruments of share subscription options represent the option of the Company to subscribe 4.44% of the shares of C6 capital on December 31, 2023 (5.52% on December 31, 2022), where the Company paid a share subscription premium in the amount of R$ 25.5 million until December 31, 2023 (R$ 23.9 million until December 31, 2022). As required by IFRS 9, the financial instrument must be valued at its fair value that on December 31, 2023 and December 31, 2022 corresponds to R$ 502 million and R$ 625 million, respectively. The change for the period refers to the achievement of 2 targets in 2023 (9th and 10th targets), with a fair value of R$ 40.7 million and subscription and shares in the amount of R$ 163 million, according to Note 12.

The impact of the mark-to-market is calculated by the difference in the fair value of the option less the amount paid for the share subscription premium. This financial instrument was measured at fair value and subsequently revaluated and possible changes recorded in the Company’s financial income (loss) for the year, considering the arbitration risks disclosed in Note 28.

The long-term derivative financial instruments on December 31, 2023 are due in accordance with the following schedule:

Assets

2025	505,163
>2026	2,710
507,873

Non-derivative financial liabilities are substantially composed of accounts payable with suppliers, dividends payable and other obligations, the maturity of which will occur in the next 12 months, except for loans and financing and leases, the nominal flows of payments of which are disclosed in Notes 21 and 17.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

Financial instruments measured at fair value:

	2023
	Level 1	Level 2	TOTAL

Total assets	2,025,202	970,370	2,995,572

Financial assets at fair value through profit or loss	2,025,202	970,370	2,995,572

Derivative financial instruments	-	304,959	304,959
Other derivatives	-	502,453	502,453
Marketable securities	1,971,439	-	1,971,439
Other financial assets	53,763	162,958	216,721

Total liabilities	-	239,714	239,714

Financial liabilities at fair value through profit or loss	-	239,714	239,714

Derivative financial instruments	-	239,714	239,714

	2022
	Level 1	Level 2	TOTAL

Total assets	2,203,564	901,622	3,105,186

Financial assets at fair value through profit or loss	2,203,564	901,622	3,105,186

Derivative financial instruments	-	276,951	276,951
Other derivatives		624,671	624,671
Marketable securities	2,203,564	-	2,203,564

Total liabilities	-	393,372	393,372

Financial liabilities at fair value through profit or loss	-	393,372	393,372

Derivative financial instruments	-	393,372	393,372

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is seen as active if quoted prices are ready and regularly available from a stock exchange, distributor, broker, industry group, pricing service, or regulatory agency, and those prices represent real market transactions and that occur regularly on purely commercial basis. These instruments are included in the Level 1. The instruments included in Level 1 mainly comprised by investments of bank certificates of deposit (CDB) and “operacões compromissadas” classified as marketable securities.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

The fair value of financial instruments that are not traded on active markets (for example, over-the-counter derivatives) is determined based on valuation techniques. These valuation techniques maximize the use of the data adopted by the market where it is available and rely as little as possible on entity-specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument is included in Level 2.

If relevant information is not based on data adopted by the market, the instrument is included in Level 3.

Specific evaluation techniques used to measure the financial instruments include:

•	Quoted market prices or quotes from financial institutions or brokerage firms for similar instruments.
•	The fair value of swaps of interest rate is calculated at the present value of future cash flows estimated based on yield curves adopted by the market.
•	Other techniques, such as analysis of discounted cash flows, available data of the last relevant transaction and analysis of results based on multiples of similar companies, are used to determine the fair value of the remaining financial instruments.

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

Financial assets and liabilities by category

The Company’s financial instruments per category can be summarized as follows:

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

December 31, 2023

	Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	7,993,747	2,995,572	10,989,319

Derivative financial instruments	-	304,959	304,959
Other derivatives	-	502,453	502,453
Trade accounts receivable and other accounts receivable excluding prepayments	3,908,773	-	3,908,773
Marketable securities	-	1,971,439	1,971,439
Cash and cash equivalents	3,077,931	-	3,077,931
Leases	236,341	-	236,341
Judicial deposits	689,739	-	689,739
Other financial assets	-	216,721	216,721
Other amounts recoverable	80,963	-	80,963

Liabilities, as per balance sheet	21,287,705	239,714	21,527,419

Loans and financing	3,770,946	-	3,770,946
Derivative financial instruments	-	239,714	239,714
Suppliers and other obligations, excluding legal obligations	4,612,112		4,612,112
Lease liabilities	12,256,775	-	12,256,775
Dividends and interest on shareholders' equity payable	647,872	-	647,872

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

December 31, 2022

	Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	7,851,215	3,105,186	10,956,401

Derivative financial instruments	-	276,951	276,951
Other derivatives	-	624,671	624,671
Trade accounts receivable and other accounts receivable excluding prepayments	3,659,777	-	3,659,777
Marketable securities	-	2,203,564	2,203,564
Cash and cash equivalents	2,548,713	-	2,548,713
Leases	238,646	-	238,646
Judicial deposits	1,377,560	-	1,377,560
Other amounts recoverable	26,519	-	26,519

Liabilities, according to the balance sheet	23,448,704	393,372	23,842,076

Loans and financing	4,969,825		4,969,825
Derivative financial instruments	-	393,372	393,372
Suppliers and other obligations, excluding legal obligations	4,237,229	-	4,237,229
Lease liabilities	12,831,865	-	12,831,865
Other contractual obligations	748,291	-	748,291
Dividends and interest on shareholders' equity payable	661,494	-	661,494

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

On December 31, 2023, there are no margins or guarantees applied to transactions with derivative financial instruments of the Company.

Based on mandatory market developments, we changed the index of our debt with KFW/Finninvera from Libor to SOFR.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

Likewise, for maintaining the hedge, we migrated the swap transaction with Bank of America, which until then was indexed to Libor and became indexed to SOFR as of January 2024. Transition without any cash effect and with the same cost as a percentage of the original CDI.

The selection criteria of financial institutions follow parameters that take into account the rating provided by renowned risk analysis agencies, shareholders’ equity and levels of concentration of operations and resources.

The operations with derivative financial instruments contracted by the company and in force on December 31, 2023 and December 31, 2022 are shown in the following table:

December 31, 2023

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total Debt	Total swap (long position)¹		Long position	Short position
USD	LIBOR X DI	KFW/Finnvera	JP Morgan and Bank of America	125,854	125,854	100%	LIBOR 6M + 0.75% p.a.	79.00−92.59% CDI
BRL	IPCA x DI	BNB	XP and ITAU	206,140	207,987	100%	IPCA + 1.22−1.49% p.a.	67.73–69.50% CDI
USD	PRE x DI	The Bank of Nova Scotia	Scotiabank	485,498	485,740	100%	1.73% p.a.	CDI + 1.05% CDI
BRL	PRE x DI	BNP Paribas	BNP Paribas	515,068	517,727	100%	8.34% p.a.	CDI + 1.07%
BRL	IPCA x DI	DEBENTURE	ITAU	1,880,389	1,882,880	100%	IPCA + 4.17% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	392,340	393,389	100%	IPCA + 4.23% p.a.	96.95% CDI

[1]	In certain swap contracts, long position includes the cost of income tax (15%) and few debt contracts linked to IPCA were remeasured due to the deflation. After related taxes, coverage remains at 100%.

December 31, 2022

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total Debt	Total swap (Long position)¹		Long position	Short position
USD	LIBOR X DI	KFW/Finnvera	JP Morgan and Bank of America	175,589	175,589	100%	LIBOR 6M + 0.75% p.a.	79.00−92.59% CDI
BRL	IPCA x DI	BNB	XP and ITAU	249,400	249,166	100%	IPCA + 1.22−1.49% p.a.	67.73–69.50% CDI
USD	PRE x DI	The Bank of Nova Scotia	Scotiabank	1,568,683	1,569,829	100%	1.73–3.80% p.a.	CDI + 1.05−108.95% CDI
BRL	PRE x DI	BNP Paribas	BNP Paribas	515,265	517,727	100%	8.34% p.a.	CDI + 1.07%
BRL	IPCA x DI	DEBENTURE	ITAU	1,796,843	1,796,843	100%	IPCA + 4.17% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	394,139	394,139	100%	IPCA + 4.23% p.a.	96.95% CDI

[1]	In certain swap contracts, long position includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

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

Our assumptions basically observed the individual effect of the CDI, USD, Libor and IPCA variation used in the transactions as the case may be, and for each scenario the following percentages and quotes were used:

Sensitivity scenario (i)		Fair value in USD, EUR, BRL and IPCA (ii)	A) ∆ Accumulated variation in debt	Fair value of the long position of the swap (+)	Fair value of the short position of the swap (-)	Swap result	B) ∆ Accumulated variation in swap	C) Final result (B-A)

	Dec 2023	3,021,383	-	3,021,383	(2,955,599)	65,784	-	-

CDI	probable	3,021,383	-	3,021,383	(2,955,599)	65,784	-	-
	possible	3,021,331	(52)	3,021,331	(2,964,259)	57,072	(8,712)	(8,660)
	remote	3,021,278	(105)	3,021,278	(2,973,018)	48,261	(17,523)	(17,419)
USD	probable	3,021,383	-	3,021,383	(2,955,599)	65,784	-	-
	possible	3,172,288	150,905	3,172,288	(2,955,599)	216,689	150,905	-
	remote	3,323,193	301,810	3,323,193	(2,955,599)	367,594	301,810	-
Libor	probable	3,021,383	-	3,021,383	(2,955,599)	65,784	-	-
	possible	3,023,281	1,898	3,023,281	(2,955,599)	67,683	1,898	-
	remote	3,025,180	3,797	3,025,180	(2,955,599)	69,581	3,797	-
IPCA	probable	3,021,383	-	3,021,383	(2,955,599)	65,784	-	-
	possible	2,931,457	(89,926)	2,931,457	(2,955,599)	(24,142)	(89,926)	-
	remote	2,846,661	(174,722)	2,846,661	(2,955,599)	(108,938)	(174,722)	-

(1)	Scenarios sensitized with the following increase in rates: probable scenario without increase; possible scenario with 25% increase; and remote scenario with 50% increase.

(2)	(KFW Finnvera, Scotia, BNB, BNP Paribas, Debenture and BNDES.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

Risk variable	Sensitivity scenario (i)	CDI	USD	Libor	IPCA

CDI	Probable	11.65%	4.8413	5.73%	4.62%
	Possible	14.56%	4.8413	5.73%	4.62%
	Remote	17.48%	4.8413	5.73%	4.62%
USD	Probable	11.65%	4.8413	5.73%	4.62%
	Possible	11.65%	6.0516	5.73%	4.62%
	Remote	11.65%	7.2620	5.73%	4.62%
Libor	Probable	11.65%	4.8413	5.73%	4.62%
	Possible	11.65%	4.8413	7.16%	4.62%
	Remote	11.65%	4.8413	8.60%	4.62%
IPCA	Probable	11.65%	4.8413	5.73%	4.62%
	Possible	11.65%	4.8413	5.73%	5.78%
	Remote	11.65%	4.8413	5.73%	6.93%

(i)	Scenarios sensitized with the following increase in rates: probable scenario without increase; possible scenario with 25% increase; and remote scenario with 50% increase.

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

The sensitivity analyses for derivative financial instruments in force on December 31, 2023 were carried out considering, basically, the assumptions related to changes in market interest rates and the change in the US dollar used in swap contracts. The use of these assumptions in the analysis is due exclusively to the characteristics of derivative financial instruments, which have exposure only to changes in interest and exchange rates.

Chart of gains and losses with derivatives during the year

	2023	2022
Net income (loss) from derivative operations	(210,397)	(364,638)
Income (loss) from operations with other derivatives	39,173	160,414

Capital management

The Company's objectives in managing its capital are to safeguard its business continuity capacity to offer return to shareholders and benefits to the other stakeholders besides maintaining a capital structure to reduce this cost. To maintain or adjust the Company's capital structure, management may review the dividend payment policy, return capital to shareholders, or issue new shares or sell assets to reduce, for example, the level of debt. The financial leverage ratios on December 31, 2023 and December 31, 2022 can be summarized as follows:

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

	2023	2022

Total loans and derivatives (Notes 21 and 37)	3,203,248	4,461,574
Leases - Liabilities (Note 17)	12,256,775	12,831,865
Leases - Assets (Note 17)	(236,341)	(238,646)
Less: Cash and cash equivalents (note 4)	(3,077,931)	(2,548,713)
FIC (note 5)	(1,958,490)	(2,203,564)
Net debt	10,187,261	12,302,516
EBITDA	11,834,327	9,987,091
Financial leverage index	0.86	1.23

Reconciliation of net income to EBITDA:

Net income	2,837,422	1,670,755
Finance income (expense), net	1,533,265	1,439,008
Income tax and social contribution	346,611	50,153
Depreciation and amortization	7,117,029	6,827,175
EBITDA (i)	11,834,327	9,987,091

(i)	EBIDTA - Earnings before finance income (expense) including foreign exchange, tax, depreciation and amortization (it is not an accounting metric). This is presented as required for determining the Company's leverage ratios applicable to certain debt covenants.

Changes in financial liabilities

Changes in liabilities arising from financing activities such as loans and financing, lease liabilities lease and financial instruments are presented below:

	Loans and financing	Lease liability(i)	Derivative financial instruments (assets) liabilities

December 31, 2022	4,969,825	9,948,873	(508,251)
Additions	-	2,127,573	122,218
Balance of merged company	-	2,992,831	-
Cancellations	-	(1,155,617)	-
Financial charges	319,860	1,387,299	95,115
Net foreign exchange variations	(115,282)		115,282
Payments	(1,403,457)	(3,044,184)	(392,062)

December 31, 2023	3,770,946	12,256,775	(567,698)

(i)	Lease liability payments include payments of fines in the amount of R$ 238 million.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

	Loans and financing	Lease liabilities	Derivative financial instruments (assets) liabilities

December 31, 2021	3,845,465	9,063,539	(447,132)
Additions	1,568,343	2,472,827	(166,779)
Cozani acquisition – opening balance 04/30/2022	-	2,929,448	-
Cancellations	-	(93,491)	-
Financial charges	298,718	1,329,839	345,184
Net foreign exchange variations	(19,567)	-	19,454
Payments	(723,134)	(2,870,297)	(258,978)

December 31, 2022	4,969,825	12,831,865	(508,251)

	Loans and financing	Lease liabilities	Derivative financial instruments (Assets) Liabilities

December 31, 2020	2,345,032	8,378,835	(465,922)
Inflows	3,062,000	2,041,474	(296,464)
Cancellations	-	(202,379)	-
Financial expenses	167,857	858,260	148,177
Foreign exchange variations, net	60,463	-	(60,574)
Payment	(1,789,887)	(2,012,651)	227,651

December 31, 2021	3,845,465	9,063,539	(447,132)

38.	Pension plan and other post-employment benefits

	2023	2022

PAMEC/asset policy and medical plan	5,019	5,825

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

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

The actuarial position of liabilities and assets related to retirement and health care plans, on December 31, 2023, in accordance with the rules provided for by IAS 19 is presented below.

a) Effects on the base date of December 31:

	Plans						Total
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan	2023	2022

Reconciliation of assets and liabilities	(i)	(i)	(i)

Present value of the actuarial obligations	37,738	9,131	109	1,007	11,825	3,116	62,926	60,440
Fair value of plan assets	(54,544)	(14,583)	(287)	-	(10,929)	-	(80,343)	(80,371)
Excess present value of obligations over fair value of assets	(16,806)	(5,452)	(178)	1,007	896	3,116	(17,417)	(19,931)
Amount recognized in other comprehensive income	8,170	3,673	33	-	-	-	11,876	15,896
Net actuarial liabilities/(assets)	(8,636)	(1,779)	(145)	1,007	896	3,116	(5,541)	(4,035)

(i)	No asset was recognized by the sponsors, due to the impossibility of reimbursing this surplus, and the fact that the sponsor’s contributions will not be reduced in the future.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

b) Changes in net actuarial liabilities (assets)

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Actuarial liabilities (assets) on 12/31/2022	(7,983)	(1,674)	(203)	776	1,839	3,210
Expense (revenue) recognized in income (loss)	(802)	(169)	(17)	75	186	420
Sponsor’s contributions	1,550	-	80	(60)	-	(53)
Recognized actuarial (gains) or losses	(1,401)	64	(5)	216	(1,129)	(461)
Unrecognized actuarial (gains) or losses	-	-	-	-	-	-
Net actuarial liabilities (assets) on 12/31/2023	(8,636)	(1,779)	(145)	1,007	896	3,116

c) Reconciliation of present value of obligations

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Value of obligations on 12/31/2022	35,189	8,624	105	776	12,536	3,210
Current service cost	7	-	-	-	-	97
Interest on actuarial liability	3,389	827	10	75	923	323
Benefits paid in the year	(3,276)	(887)	(9)	(60)	(739)	(53)
Contributions paid by participants	-	-	-	-	-	-
(Gains)/losses in obligations	2,429	567	3	216	(895)	(461)

Value of obligations on 12/31/2023	37,738	9,131	109	1,007	11,825	3,116

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

d) Reconciliation of fair value of assets

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Fair value of assets on 12/31/2022	54,337	14,977	360	-	10,697	-
Benefits paid in the year	(3,276)	(887)	(9)	(60)	(739)	-
Effective return on assets for the year	5,326	1,470	32	-	737	-
Company’s contributions / (returns)	(1,550)	-	(80)	60	-	-
Actuarial gain (loss) on plan assets	(293)	(977)	(16)	-	234	-
Fair value of assets on 12/31/2023	54,544	14,583	287	-	10,929	-

e) Expenses planned for 2024

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Current service cost (with interest)	-	-	-	-	-	120
Interest on actuarial obligations	3,382	809	10	91	1,089	294
Expected return on assets	(4,832)	(1,319)	(25)	-	(1,004)	-
Interest on the effect of the (asset)/liability limit	767	343	3	-	-	-

Total unrecognized net expense (revenue)	(683)	(167)	(12)	91	85	414

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

Actuarial assumptions adopted in the calculations

The main actuarial assumptions adopted in the calculation were as follows:

Nominal discount rate for the actuarial obligation:	PBS South: 9.37% / 5.67%; PBS Nordeste: 9.41% / 5.71%; CA: 9.38% / 5.68%; PBS-A: 9.35% / 5.65%; AES: 9.45% / 5.75%; PAMEC: 9.36% / 5.66%; FIBER: 9.47% / 5.77%
Salary growth rate - nominal:	PBS Nordeste: 3.50% / 0.00% PBS Sul, CA, PBS-A, AES, PAMEC and FIBER: Not applicable
Biometric general mortality table:	PBS, CA, PAMEC and FIBER: AT-2000 segregated per sex, decreased by 10%
Biometric table of new disability benefit vested:	PBS and FIBER: Álvaro Vindas; CA, PBS-A, AES and PAMEC: Not applicable
Expected turnover rate:	PBS: Null; CA, PBS-A, AES and PAMEC: Not applicable; FIBER: 0.15/(service time + 1), being null as of 50 years old
Probability of retirement:	PBS and FIBER: 100% at 1st eligibility; CA, PBS-A, AES and PAMEC: No Applicable
Estimated long-term inflation rate	PAMEC and FIBER: 6.60% / 3.00%
Determination method	Projected Unit Credit Method

39.	Insurance

The Company maintains a policy of monitoring the risks inherent in its operations. As a result, on December 31, 2023, the company had insurance contracts in force to cover operational risks, civil liability, cyber risks, health, among others. The management of the company understands that the policies represent sufficient amounts to cover any losses. The main assets, liabilities or interests covered by insurance and their maximum indemnity limits are as follows:

Modalities	Maximum indemnity limits
Operational risks	R$ 590,376
General Civil Liability - RCG	R$ 80,000
Cyber risks	R$ 30,000
Automobile (executives and operational fleet)	R$ 1,000 for optional civil liability (property damage and bodily harm) and R$ 100 for moral damages.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2023 (In thousands of Reais, except as otherwise stated)

40. Supplementary information to the cash flow

Transactions not involving cash	2023	2022

Additions to property, plant and equipment and intangible assets - with no cash effect	(2,150,713)	(2,303,608)
Increase in lease liabilities - no effect on cash	2,150,713	2,303,608
Conversion of options into shares of C6 Bank	162,958	-

41.	Subsequent events

Payment of interest on shareholders’ equity

The Company’s Board of Directors approved the distribution of R$ 655,000 of interest on shareholders’ equity on December 6, 2023. The payment took place on January 23, 2024, and the date for identification of shareholders entitled to receive such amounts took place on December 21, 2023.

Distribution of complementary dividends

On March 28, 2024, at the Annual and Extraordinary Shareholders’ Meeting, was approved, as proposed complementary dividends, the amount of R$1,310,000, at the gross value, to be paid on April, May and July 2024, without the application of any monetary restatement index, considering the date of April 9, 2024 as the date for identification of shareholders entitled to receive such values, as follows: (i) the amount of R$ 440,385 will be distributed based on profit from previous years through the use of the expansion reserve, and (ii) the remaining amount of R$869,614 will be distributed based on the profit of the fiscal year of 2023.

Distribution of interest on shareholders’ equity

The Company’s Board of Directors approved the distribution of R$ 200,000 of interest on shareholders’ equity as of March 19, 2024. The payment took place on April 22, 2024, and the date for identification of shareholders entitled to receive such amounts was March 22, 2024.

Anticipation of dividends payment

The Company, in continuity with the Notice to Shareholders disclosed on March 28, 2024, and April 16, 2024, decided to anticipate to April 22, 2024, the payment of the first installment of the complementary dividends, in the total amount of R$ 437,000.

Such a payment was initially scheduled to April 23, 2024. This anticipation in payment date does not change any of the conditions previously communicated to the market, and the date for identification of shareholders entitled to receive such amount was April 9, 2024.

Payment of interest on shareholders’ equity

The Company, in continuity with the Notice to Shareholders published by the Company on March 19, 2024, decided to anticipate to April 22, 2024, the payment of Interest on shareholder’s equity, in the amount of R$200,000.

Such q payment was initially scheduled to be paid up to April 23, 2024. This anticipation in payment date does not change any of the conditions previously communicated to the market, and the date for identification of shareholders entitled to receive such amounts was March 23, 2024.

