Form 20-F
period 2024-12-31
TIM S.A.
filed 2025-04-01
CIK 1826168

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Solely for the convenience of the reader, we have translated some amounts included elsewhere in this annual report from reais into U.S. dollars using the commercial selling exchange rate as reported by the Central Bank of Brazil (Banco Central do Brasil) (“Central Bank”), on December 31, 2024, of R$6.1923 to U.S.$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date. See “Item 5. Brazilian Political and Economic Overview—A. Operating Results—Brazilian Political and Economic Overview” for information regarding exchange rates for the Brazilian currency.

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

ii

Special Note Regarding Non-GAAP Financial Measures

This annual report presents certain non-GAAP financial measures, which are not recognized under IFRS, specifically Net Debt, EBITDA and Adjusted EBITDA. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP or IFRS measure. Non-GAAP financial measures do not have standardized meanings and may not be directly comparable to similarly titled measures adopted by other companies. These non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, financial position, liquidity and to make strategic decisions regarding the allocation of capital. We also believe that the disclosure of our non-GAAP financial measures provides useful supplemental information to investors and financial analysts and other interested parties in their review of our operating performance, in particular, we believe that using Adjusted EBITDA as a non-GAAP measure is useful to management, investors and other users of our financial information in evaluating operating profitability on a more variable cost basis as it excludes the depreciation and amortization expense related primarily to capital expenditures and non-recurring income/expenses, consisting of: (i) in 2023, the gain from the transaction price adjustment related to the acquisition of certain assets of Oi Móvel S.A. – Under Judicial Reorganization (“Oi Móvel”); and (ii) in 2022, the post-closing price adjustment from the sale of control of I-Systems.

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

We calculate Adjusted EBITDA as EBITDA adjusted for (i) equity in earnings and (ii) non-recurring Income/Expense. For a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, see “Operating and Financial Review and Prospects—Reconciliation of Non-GAAP Financial Measures—Reconciliation of EBITDA and Adjusted EBITDA.”

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

iii

•	general economic, political, social and business conditions in Brazil and abroad, including the impact of the current international economic environment and the macroeconomic conditions in Brazil such as (i) developments and the perception of risks in connection with the administration of President Luiz Inácio Lula da Silva and the policies his government may adopt or change during his term in office, particularly economic and tax reforms, and (ii) developments and the perception of risks in connection with the administration of President Donald Trump in the United States and the policies his government may adopt or change during his term in office, particularly in the foreign policy landscape, any of which may negatively affect growth prospects in the Brazilian economy as a whole;
•	the adverse effect of geopolitical instability globally, war and other armed conflicts, including the ongoing conflicts between Russia and Ukraine and in the Middle East
•	Brazilian telecommunications industry conditions, size and trends;
•	characteristics of competing networks’ products and services;
•	estimated demand forecasts;
•	actual or threatened health epidemics, pandemics, outbreaks, or other public health crisis, could have an adverse impact on our business;
•	the size of our subscriber base, particularly any increase in our postpaid subscribers;
•	development of additional sources of revenue;
•	strategy for marketing and operational expansion;
•	achieving and maintaining customer satisfaction;
•	development of higher profit margin activities, attaining higher margins, and controlling customer acquisition and other costs; and
•	capital expenditures forecasts, funding needs and financing resources.

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

iv

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

Summary of Risks Relating to our Business

•	We may be unable to successfully implement our business strategy.
•	Future partnerships or joint ventures that we enter into may not yield the expected financial results and could cause harm to our image as well as financial costs.
•	Any acquisitions or investments in other companies, products or technologies could require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our operating results.
•	We face various risks related to health epidemics, pandemics and outbreaks, which may have material adverse effects on our business, financial condition, results of operations and cash flows.
•	Goodwill impairments may be required in relation to acquired businesses.
•	We face increasing competition from other providers and services, which may adversely affect our results of operations.
•	We may be unable to respond to the trend towards consolidation in the Brazilian telecommunications market.
•	We may face difficulties responding to new telecommunications technologies.

•	Our operations depend on our ability to efficiently operate our systems and controls that are subject to failure that could affect our business and our reputation.
•	Our business is dependent on our ability to expand our services while maintaining the quality of the services provided and positive customer experience.
•	We face various cyber-security risks that, if not adequately addressed, could have an adverse effect on our business.
•	We depend on data centers operated by third parties and third-party cloud computing platforms, and any disruption in the operation of these facilities or platforms or access to the Internet would adversely affect our business.
•	Certain debt agreements contain financial covenants and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows.
•	Due to the nature of our business, we are exposed to numerous lawsuits, administrative proceedings, consumer claims and tax-related proceedings.
•	Any modification or termination of our ability to use the “TIM” trade name may adversely affect our business and operating results.
•	We are subject to credit risk with respect to our customers.
•	We may be subject to liability related to outsourcing certain functions to third-party service providers.
•	We depend on key suppliers, certain inputs and contractual relationships with other telecommunications providers which are critical to our ability to provide telecommunications services to our customers or may have a material adverse effect on our operations.
•	Our operations could be suspended or interrupted as a result of natural or man-made disasters or other unexpected events, such as those related to climate change.
•	We use demand forecasts to make investments, however such forecasts may ultimately be inaccurate due to economic volatility and result in lower revenues than expected.
•	Our governance and compliance processes may fail to prevent regulatory penalties and reputational harm.
•	Improper use of our networks could adversely affect our costs and results of operations.
•	We may be unable to implement our plans to expand and enhance our existing networks in Brazil in a timely manner or without unanticipated costs, which could hinder or prevent the successful implementation of our business plan and adversely affect our results of operations.

Summary of Risks Relating to the Brazilian Telecommunications Industry

•	We are subject to increased regulation as a result of being classified as an economic group with significant market power in certain markets by ANATEL.
•	As a telecommunications provider and a publicly traded company in Brazil, we are subject to extensive legal and regulatory obligations in the performance of our activities which may limit our flexibility in responding to market conditions, competition and changes in our cost structure or with which we may be unable to comply.
•	The Brazilian government under certain circumstances may terminate our authorizations or we may not receive renewals of our authorizations.

•	Actual or perceived health risks or other problems relating to mobile telecommunications technology could lead to litigation or decreased mobile communications usage, which could harm us and the mobile industry as a whole.

Summary of Risks Relating to Brazil

•	Risks related to Brazilian economic and political conditions may negatively affect our business.
•	The Brazilian government has exerted significant influence over the Brazilian economy and continues to do so. This involvement may have an adverse effect on our activities, our business and on the market prices of our shares and ADSs.
•	Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to our business and over our prices.
•	Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy and capital market, our business and operations and the market prices of our common shares or the ADSs.
•	Exchange rate movements and interest rate fluctuation may have an adverse effect on our business and the market prices of our shares or the ADSs.
•	The effects of the weak domestic economy could reduce purchases of our products and services and adversely affect our results of operations, cash flows and financial condition.
•	We may be impacted by volatility in the global financial markets.
•	Developments and the perception of risk in other countries may adversely affect the Brazilian economy and market price of Brazilian issuers’ securities.

Summary of Risks Relating to our Common Shares and the ADSs

•	Our controlling shareholder has power over the direction of our business.
•	Holders of our ADSs are not entitled to attend shareholders’ meetings and may only vote through the depositary.
•	Holders of our ADSs or common shares in the United States may not be entitled to participate in future preemptive rights offerings.
•	Cash dividends, interest on shareholders’ equity and other cash distributions, as well as judgments seeking to enforce our obligations in respect of our shares or ADSs in Brazil will be payable only in reais.
•	Holders of ADSs or common shares could be subject to Brazilian income tax on capital gains from sales of ADSs or common shares.
•	An exchange of ADSs for common shares risks loss of certain foreign currency remittance and Brazilian tax advantages.

Risks Relating to our Business

We may be unable to successfully implement our business strategy.

Our business will be adversely affected if we are unable to successfully implement our strategic objectives and factors beyond our control may prevent us from doing so.

Our business strategy aims to increase cash-flow generation to support new avenues of growth and increase shareholder returns and can be divided into four key focuses: (1) “MOBILE,” becoming the most preferred mobile operator in Brazil (seeking to provide a best value proposition in a value-driven market, delivering superior services, the strongest network, and the most compelling offer to customers); (2) “B2B,” shaping a new market with significant growth potential, using IoT connectivity as a stepping-stone to expand towards solutions and services; (3) “BROADBAND,” growing profitably operations, with the go-to-market strategy being optimized and becoming more efficient and flexible (the Company transitioned from being a traditional broadband provider to adopting an asset-light model, enabling a mobile-like go-to-market strategy); (4) “EFFICIENCY,” establishing strict discipline in the allocation of capital and resources.

Strengthening our core business requires managing and expanding our infrastructure, including the deployment of new technologies. Additionally, our core strategy requires successfully monetizing our mobile customer base and expanding our fixed broadband business, while maintaining financial discipline.

In respect of our strategic efforts regarding broadband, we are seeking to increase our presence in the residential broadband market by expanding our footprint and the density of our fiber optic broadband service (“FTTH”) through Neutral Networks deals (which consist in the provision of network infrastructure so that we can focus on offering last mile services to our customers), such as I-Systems and VTal, an end-to-end digital infrastructure solutions company and holder of the largest neutral fiber optic network in Brazil, serving telecom operators, internet providers and OTTs, providing a higher-speed fixed connection closer to the customer residence, branded as TIM UltraFibra (formerly TIM Live). As our FTTH now relies on business partners that provide fiber expansion and customer connection, our long-return investments, growth strategy and business are exposed to risks related to the quality, pace and location of the services these business partners provide to our customers.

Additionally, we have launched our commercial 5G Standalone (“5G SA”) network infrastructure in 2022, covering all 26 state capitals in Brazil and the Federal District (Brasilia), with a special focus on certain cities where 100% of the neighborhoods are covered, such as São Paulo, Rio de Janeiro, Curitiba, Brasília, Belo Horizonte, Fortaleza, Salvador, and Recife. According to TELECO, a market intelligence consulting firm, we are ahead of other mobile network operators (“MNO”) in terms of number of municipalities covered with 5G technology, with more than 600 Brazilian cities served with our fifth-generation network, having brought 5G technology to almost 70% of Brazil's urban population as of December 31, 2024, consolidating our position in faster and lower-latency 5G technology. We believe that 5G SA also enables new B2B businesses through functionalities such as Network Slicing and the implementation of private networks. However, the increase of 5G traffic could impact network resources and infrastructure in the coming years, requiring us to make continued investments in infrastructure to meet the increasing 5G network capacity demand. In addition, implementing new functionalities using 5G SA carries with it the inherent risks that come with implementing any new technology, such as our ability to develop and introduce these new and innovative functionalities that need to be received favorably by the market, and which enable us to provide value-added services that encourage the use of our network. Alongside our core strategy, we implement a strategy of beyond connectivity where our principal goal is to attract and expand partnerships that can offer significant growth opportunities in both mobile operations, with a partnership portfolio of services to generate value for us, and in B2B, to shape a new market leveraging our pioneering position through partnerships, while we are taking digitalization to the next level by expanding machine learning and AI/generative AI across the organization.

Our ability to implement our strategy is influenced by many factors partially or completely outside our control, including:

•	an increase in the number of competitors due to the entrance of new market participants and/or the improvement in financial strength of existing players in the telecommunication sector that could reduce our market share;
•	increased competition from mobile virtual network operators which offer telecommunication services to customers by leasing network capacity from traditional network providers, without their own network infrastructure;
•	increased competition in our main markets that could force us to reduce the prices we charge for our services in order to compete effectively;

•	our ability to strengthen our competitive position in the Brazilian mobile telecommunications market;
•	increased competition from global and local OTT providers who offer content and services using the internet, including voice calls and messaging, without owning network infrastructure;
•	increased competition in our main markets that could reduce the prices we charge for our services and could have an unintended adverse effect on our results;
•	our ability to efficiently operate and grow our broadband business alongside our original business as a MNO;
•	we may be unsuccessful migrating our Fiber to the Curb (“FTTC”) broadband legacy customers to FTTH technology in an efficient manner and within the planned time frame, including due to technical or competitive issues;
•	pursuant to our fixed broadband asset-light strategy, we may be unable to reach our FTTH coverage rollout plan since we are dependent on the network infrastructure capacity available to us, and if the network infrastructure is not deployed as currently expected, our rollout plan will be affected;
•	our ability to successfully capture the economic value of investments and partnerships in IoT, particularly in B2B settings, including our ability to successfully transition from pilot programs to developing products and services that can generate profit at scale;
•	our ability to find and partner with IoT providers, given the fragmented IoT market and the limited number of established providers, as well as the complexity of integrating multi-vendor solutions, including data privacy risks;
•	our ability to select the right business partners for undertaking our strategy;
•	our ability to develop and introduce new and innovative technologies that are received favorably by the market, and which enable us to provide value-added services that encourage the use of our network;
•	controls and system technology failures, which could negatively affect our revenues and reputation;
•	the introduction of transformative technologies that could be difficult for us to keep pace with and which could cause significant decreases in our revenue;
•	the increasing network capacity demand and therefore our ability to manage the continuous growth of mobile data traffic, which in turn requires further investments in infrastructure or the acquisition of additional radio frequencies in order to maintain network quality, especially in large cities, where population density is higher and the costs of network expansion are considerably high;
•	the development and expansion of NGSO satellite internet (Non-Geostationary-Satellite Orbit), which may offer significant market and product opportunities in the telecommunications sector by offering broad wide-range coverage at high speed while also disrupting the business of existing providers;
•	our ability to operate efficiently and to pay or refinance our debt as it comes due, particularly in light of political and economic conditions in Brazil and uncertainties in credit and capital markets;
•	our ability to most efficiently scale our structure;
•	our ability to attract and retain qualified personnel;
•	performance of third-party service providers and key suppliers on which we depend, such as any difficulties we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weakness of our suppliers;

•	government policy and changes in the regulatory environment or legal framework in Brazil;
•	the effect of exchange rate and inflation fluctuations;
•	the outcome of litigation, disputes and investigations in which we are involved or may become involved;
•	the costs we may incur due to unexpected events, including in situations where our insurance is not sufficient to cover such costs;
•	large scale adverse events that could cause negative effects, requiring a long recovery period, or which may permanently impact the socioeconomic environment, such as natural disasters, political instability, or pandemics;
•	the real possibility of an increase in taxes by state governments and the Brazilian Federal Government to balance their financial deficits or to respond to climate change and changes in energy generation; and
•	our ability to maintain strict discipline in the allocation of capital and resources.

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

Our business strategy has included, and may in the future include, acquiring other complementary products, technologies, or businesses. We evaluate and expect in the future to evaluate potential strategic acquisitions and partnerships or joint ventures with, complementary businesses, services or technologies. However, we cannot assure you that any benefits will materialize, and we may suffer losses in connection to the used funds and to the opportunity costs related to such transactions.

Acquisitions or investments may result in unforeseen operating difficulties and expenditures, and we may not achieve the anticipated benefits from certain acquisition, partnership and joint venture due to several factors, including:

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

If significant portions of the workforce are not able to work effectively because of a health crisis, such as in the case of epidemics, pandemics and other outbreaks, including due to illness, quarantine, facility closures, ineffective remote work agreements or technology failures or limits, our operations could be significantly disrupted. Network availability, performance, maintenance, condition, repair and our ability to set up or install new connections may be affected by the effects of increased absenteeism in the field workforce, or by the imposition of restrictions caused by any health epidemics, pandemics and outbreaks, by hindering the movement and access of our field maintenance teams to equipment stations. The supply chain for technology products, and their underlying components (such as spare parts, transmission and switching equipment, appliances and modems) can be impacted by any delay in the manufacturing processes of suppliers in their countries of origin.

As a result of health epidemics, pandemics and outbreaks, our business can be adversely affected in many ways, potentially for an extended or unpredictable period. For example, as a result of impacts on the global economy, market declines and increased market volatility, which could also adversely affect our ability to refinance debt or raise capital on favorable terms.

To the extent any health crisis, epidemic, pandemic or outbreak adversely affects our business and financial results, it could also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our ability to successfully implement our business strategy (see “—We may be unable to successfully implement our business strategy”) the credit risk of our customers (see “—We are subject to credit risk with respect to our customers”), our dependence on key suppliers and contractual relationships with other telecommunications providers (“—We depend on key suppliers, certain inputs and contractual relationships with other telecommunications providers which are critical to our ability to provide telecommunications services to our customers”) the Brazilian government’s influence over the Brazilian economy (see “—Risks Relating to Brazil—Risks related to Brazilian economic and political conditions may negatively affect our business”) and volatility in global and domestic financial markets. See “—Risks Relating to Brazil— We may be impacted by volatility in the global financial markets” and “—Risks Relating to Brazil—Developments and the perception of risk in other countries may adversely affect the Brazilian economy and market price of Brazilian issuers’ securities.”

Goodwill impairments may be required in relation to acquired businesses.

We have made business acquisitions in the past and may make further acquisitions in the future. It is possible that the goodwill which has been attributed, or may be attributed, to these businesses may have to be written down if our valuation assumptions are required to be reassessed because of any deterioration in the underlying profitability, asset quality and other relevant matters of the businesses. According to the relevant IFRS accounting standard, impairment testing in respect of goodwill is performed annually, or more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. There can be no assurances that we will not have to write down the value attributed to goodwill in the future, which would adversely affect our results and net assets.

We face increasing competition from other providers and services, which may adversely affect our results of operations.

We face competition throughout Brazil from many providers in the personal communications service (“PCS”), market. We compete with providers of mobile telecommunication, VoIP services, and landline telecommunications services – including by bundling voice and data to customers in a single offer. Due to this increasing competition, we may incur higher advertising and commercial costs as we attempt to maintain or expand our market share. Other than us, the following main competitors also hold authorizations to provide PCS with national coverage: Claro S.A., under the brand name “Claro”, and Telefônica Brasil S.A., under the brand name “Vivo”. Moreover, all PCS providers with national coverage offer third generation, or 3G, fourth generation, or 4G, and fifth generation, or 5G mobile telecommunications network technology. Following our acquisition of certain mobile assets of Oi Móvel, and the acquisition of Oi Móvel’s remaining mobile assets by Vivo and Claro, we believe that the likelihood of further consolidations in the Brazilian mobile telecommunications market among the main competitors is remote. However, although unlikely, one of the three largest operators may acquire other telecom companies. If further consolidations driven by our main competitors were to occur, those consolidations may favor their strategic advantage with increased market power and access to greater financial resources, thereby weakening our market position. In addition to competition from the main market participants (Vivo and Claro) and established regional players (Algar Telecom and Sercomtel), there are new entrants to the Brazilian mobile market, such as Brisanet, Unifique and Ligga (which launched 5G services in the second half of 2023) and new Mobile Virtual Network Operators (“MVNO”), such as Nubank (which launched telecommunication services in late 2024 that will gradually be made available to the their customer base), which may leverage strengths and customer relationships from other markets to increase competition in the PCS market. The movement of new entrants is recent, and the trend of new entrants may continue in the coming years.

New regional entrants could further intensify competition, potentially disrupting the existing market dynamics and breaking the rational equilibrium of supply and demand. Their entry could create price pressure, leading to increased customer acquisition costs and potential margin erosion for current providers. As a result, established companies may be forced to adapt quickly, either by lowering prices, enhancing services, or engaging in strategic partnerships to maintain their competitive position. This increased competition may also impact the overall market balance, as the supply-demand equilibrium becomes more volatile and difficult to predict.

We also expect to face increased competition from other services outside the telecommunications industry. Technological changes, such as the development, roll-out, and improvement of 4G and 5G mobile networks, may create new revenue streams but also hinder traditional services, introducing additional sources of competition, as is already the case with services like Voice over LTE (“VoLTE”) calls, messages and SMS. These OTT communication apps are often free of charge (i.e., no subscription fee), accessible by smartphones, and usually allow their users to have access to potentially unlimited messaging and voice services over the internet, by passing traditional and more profitable voice and messaging services. As a result, voice traffic is migrating to data and offers from almost all competitors have started to include unlimited voice, thereby accelerating commoditization. These and other factors, including the regulatory and tax asymmetry, are responsible for the increase in the competitive pressure we are facing in the mobile market.

OTT application service providers also leverage existing infrastructures and generally do not operate capital-intensive business models associated with traditional mobile network operators like us. Technological developments have led to significant improvements in the services provided by OTT applications – particularly in speech quality delivered by data communications apps, strengthening their positioning and relevance as competitors. In addition, providers with strong brand capability and financial strengths have turned their attention to the provision of OTT application services. In the long term, if non-traditional mobile voice and data services or similar services continue to increase in popularity, as they are expected to do, and if we and other mobile network operators are not able to address this competition, this could contribute to further declines in mobile monthly average revenue per user (“ARPU”), and lower margins across many of our products and services, thereby having a material adverse effect on our business, results of operations, financial condition and prospects.

OTT service providers hold most of the content, the means to create it and the distribution channel. Together with these resources they dedicate themselves to creating new ways for their customers to interact with and consume content. As a result, it can be challenging for network operators, such as us, to design value-added services that are beneficial to our customers. In addition to technology, we may face other hurdles to offer value-added services, such as regulation.

Moreover, considering our fixed broadband business, we observe high competition from smaller players aiming to attract customers towards fiber optics, resulting in increased churn rates for traditional players like us, and margin erosion in the FTTH business.

Additionally, the 3.5GHz rights that were acquired by regional providers have provided them with an opportunity to become mobile network operators (MNOs) and the re-auction of the 700 MHz band (following the withdrawal of the telecom service provider named Winity, which had obtained this band in 2021 in the ANATEL auction), may strengthen these providers’ competitive position.

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

The Brazilian telecommunications market has been subject to several movements towards market consolidation since its privatization in 1998. For detailed information on transactions we have undertaken, see “Item 4. Information on the Company—A. History and Development of the Company—Historical Background.”

More recently, the economic and regulatory environment faced by telecommunications companies in Brazil could be understood as having played an important role in encouraging a trend towards market consolidation.

In 2018, through a new resolution, ANATEL reduced one of the main regulatory barriers to consolidation in the mobile market. Resolution No. 703/2018 changed the spectrum cap regulation by increasing the amount of spectrum bandwidth an operator is allowed to retain, depending on frequency range and applicable antitrust measures. On November 5, 2020, ANATEL Resolution No. 736/2020 amended Resolution No. 703/2018 by establishing new maximum limits for the spectrum for SMP licenses. These changes together with the financial distress of two major participants in the mobile market, Nextel and Oi Group, led to a new wave of mergers and acquisitions activity. Nevertheless, we believe that, following Oi Móvel’s sale of its mobile assets, further consolidations are unlikely to take place in the Brazilian telecommunications market in the near future.

In the fixed broadband market, consolidation movements have been frequent among regional internet service providers, as well as spin-off transactions with the goal of separating integrated operations into client focused companies and network infrastructure focused companies. Although such movements have been typically based on transactions between larger and smaller players, we expect future movements to involve larger players (e.g. the transaction between Vero and Americanet), which may result in increased competition in our market. We may be unable to adequately respond to pricing pressures resulting from consolidation in our market, thus adversely affecting our business, financial condition, and results of operations.

We may also consider engaging in mergers and acquisitions activity, as we did by participating in the acquisition of Oi Móvel’s assets, in response to changes in the competitive environment, which could divert resources away from other aspects of our business.

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

The Brazilian wireless telecommunications market is experiencing significant technological changes, as evidenced by the following, among other factors:

•	ongoing improvements in the capacity and quality of digital technology available in Brazil;
•	shorter time periods between the introduction of new telecommunication technologies and subsequent upgrades or replacements;
•	the development of user interface (UI), and user experience (“UX”), technology, and also the development of applications that will be responsible for collecting information regarding UX associated with network and device information, and will be used as one of the inputs for the network planning, optimization, and troubleshooting activities;
•	the development of cloud solutions to provide platform as a service (“PaaS”), software as a service (“SaaS”), or infrastructure as a service (“IaaS”), in order to drive down costs;
•	the deployment of the VoLTE or Voice over NR (VoNR), which increases significantly the quality of voice calls and allows companies to traffic voice as data through their 4G and 5G networks;

•	the deployment of the Radio Access Network (“RAN”) sharing agreements among TIM and other companies (see “Item 4. Information on the Company—B. Business Overview—Site-Sharing and Other Agreements”);
•	the acquisition of the 100 MHz frequency nationally in the 3.5 GHz band, in addition to 40 MHz blocks in the 2.3 GHz band in the South and Southeast regions of Brazil (excluding São Paulo), and the implementation of the coverage obligations associated to these frequencies (see “Item 4. Information on the Company— History and Development of the Company—Historical Background—5G Auction in 2021”);
•	the deployment of 5G SA, which requires unprecedented levels of automation across an end-to-end network to fulfill the needs of new services and applications. The 5G SA network needs to be flexible, programmable, and distributable in nature, so that it can provide the necessary flexibility to reduce time-to-market and provide the greatest performance and efficiency gains. As a result of the development of 5G SA, products and services supplied by different providers can be more greatly differentiated as between competitors, as 5G SA better enables the provision of custom services;
•	the widespread implementation of Embedded Subscriber Identity Module (“eSIM”) technology, which is a small microchip built into phones as an alternative to the conventional physical SIM card, and which will enable our customers to switch faster to other providers, thereby increasing competition;
•	an increase in market competition in respect of residential fixed ultra-broadband, requiring operators (including former fixed internet providers which had provided services using copper and coaxial technologies) to accelerate investments in fiber capillarity deployments. This factor becomes more significant when considering the country’s continental dimensions, new market opportunities and the need to provide comparable service in capacity and quality to locations far from large centers, thus boosting investments in IP backbone and datacenters;
•	the expansion of the Internet of Things (“IoT”) technology in all of its forms and applications, requiring the creation of new platforms enabling its operation in new areas of the value chain. We are strengthening the IoT ecosystem with new partnerships, using connectivity as an enabler to increase productivity and expand the monetization of our customer base. As of December 31, 2024, we had 5,167 cities enabled for Narrowband Internet of Thing (“NB-IoT”), a long-range and low-power technology recommended for the application of the IoT on a larger scale; and
•	the acceleration in the use of artificial intelligence (“AI”), and machine learning, to use resources more efficiently, reduce spending and increase agility.

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

Our success largely depends on the continued and uninterrupted performance of our controls, network technology systems and of certain hardware. Our technical infrastructure (including our network infrastructure and information technology, or IT, systems for mobile telecommunications services) is vulnerable to damage or interruption from information and telecommunication technology failures, power loss, floods, windstorms, fires, terrorism, intentional wrongdoing, human error and similar events. An unexpected increase in volume on our network and systems could cause them to malfunction, such as in periods of increased demand or unexpected circumstances that may reduce our ability to service our infrastructure, such as in a health crisis. Our controls are dependent, not exclusively, on these technological systems and are also subject to interruptions and failures. Unanticipated problems with our controls, or at our facilities, system failures, hardware or software failures, computer viruses or hacker attacks could affect the quality of our services and cause service interruptions. Any of these occurrences could result in reduced user traffic and reduced revenue and could harm our levels of customer satisfaction, our reputation and compliance with certain of our regulatory obligations.

Our supply chain for technological product inputs (like spare parts, transmission and commutation equipment, handsets and modems) may be impacted by any delay in the manufacturing process of vendors in their countries of origin, including as a result of a health crisis or military conflicts that could impact logistics and global supply chain.

Our operations and reputation could be materially negatively affected by cyber-security threats or our failure to comply with data protection laws, mainly the Brazilian General Data Protection Law (Law No. 13,709/2018), or the LGPD, which came into effect on September 18, 2020. However, the administrative sanctions provisions of LGPD only became enforceable as of August 1, 2021, pursuant to Law No. 14,010/2020. Any proceeding or action and related damages could be harmful to our reputation, force us to incur significant expenses, divert the attention of our management, increase our costs of doing business or result in the imposition of financial penalties.

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

Within the systems we operate on a daily basis, we have gradually increased the use of tools that utilize or benefit from AI in some capacity. Due to the early stage of adoption, alongside with many potential opportunities and positive contributions, AI presents various risks and challenges. While we strive to implement AI responsibly and address ethical and legal issues, there can be no assurance that negative outcomes will not emerge. In the current stage of this technology, the use of AI may lead to issues such as harmful content, inaccuracies, bias, intellectual property infringements, defamation, privacy breaches, and cybersecurity vulnerabilities.  These issues could result in legal actions and financial losses. However, given that our use of AI is still targeted at our internal operations, and adopted only after consistency tests, any potential negative impacts should be limited.

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

Our business as a telecommunications services provider depends on our ability to maintain and expand our telecommunications services network. We believe that our expected growth will require, among other aspects:

•	continuous development of our controls and operational and administrative systems;
•	efficiently allocate our capital;
•	increasing marketing activities;
•	improving our understanding of customer wants and needs;
•	continuous attention to service quality;
•	a positive customer experience;
•	attracting, training and retaining qualified management, technical, customer relations, and sales personnel;
•	increased network capacity through the new spectrum that we recently acquired and/or more investment in network assets such as 4G and 5G technologies;
•	increasing network efficiency through infrastructure projects such as the deployment of the RAN sharing agreements among TIM and other companies (see “Item 4. Information on the Company—B. Business Overview—Site-Sharing and Other Agreements”), maintaining the customer experience;
•	investing in new technologies that can enable efficiencies such as AI; and
•	expansion of our optical fiber footprint, not only as a main asset for our 5G backhaul, but also as new long-distance routes for backbone resilience and performance.

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

We face a series of cyber-security risks that could lead to business disruptions or financial losses. These risks include, but are not limited to, the intentional or accidental contamination of our networks and systems by third parties with whom we share data, equipment failures, and unauthorized access to or loss of sensitive information—whether related to customers, employees, or proprietary data—by internal or external actors. Furthermore, we are vulnerable to cyber-attacks that could degrade our systems, disrupt services, compromise our IT platforms, or introduce malware, such as computer viruses, into our infrastructure

Cyber-attacks targeting companies have increased in frequency, scope, and potential severity in recent years. Moreover, the perpetrators of such attacks are not limited to specific groups or individuals. These incidents may be carried out by employees, third parties, or actors operating from regions where law enforcement measures to combat cyber-attacks are either unavailable or ineffective. Despite our efforts, we may not be able to adequately protect our operational and information technology systems and platforms from these threats. There is no guarantee that we will successfully prevent cyber-attacks or effectively mitigate their consequences. Similarly, we cannot assure that our third-party providers or other contractors will successfully safeguard personal data and other sensitive information stored on their or our systems. Furthermore, as cyber-attacks continue to evolve, we may incur substantial costs to modify or enhance our protective measures or to investigate and remediate vulnerabilities

The inability to operate our networks and systems as a result of cyber-attacks, even for a limited period, may result in significant expenses for us and/or a loss of market share to other communications providers. The costs associated with a major cyber-attack may include costly incentives offered to existing customers and business partners to retain their business, increased expenditure on immediate cyber-security response measures, the use of alternative resources, lost revenues due to business interruptions, and litigation-related expenses. If we fail to adequately address these cyber-security risks, our operational network and information systems could be compromised, which would have a negative impact on our business, financial condition, reputation, and operating results. To mitigate these risks, we proactively operate under a Cyber Security organizational framework, managing and mitigating cyber-security risks by adopting market best practices, such as NIST, CIS 8, and the ISO 27001 standard, for which we obtained certification in November 2022, with revalidations maintained in 2023 and 2024. We have implemented measures to detect and respond to such cyber-attacks and data security incidents in order to minimize the identified potential impacts to the greatest extent possible.

We depend on data centers operated by third parties and third-party cloud computing platforms, and any disruption in the operation of these facilities or platforms or access to the Internet would adversely affect our business.

Our business requires ongoing availability and uninterrupted operation of internal and external systems and services. We have adopted new technology infrastructure solutions, which carries with it some risk to business continuity. With the adoption of cloud computing technology, key IT systems are being migrated to the public cloud. Despite cloud computing reducing some risks, such as delays in the supply of equipment by suppliers (like spare parts, servers, etc.), the adoption of cloud computing means that the control and responsibilities for the proper functioning of the systems are shared between us and the third parties. In all cases, the third parties will be responsible for the physical infrastructure, connectivity, energy supply, cooling and all the capabilities related to infrastructure availability. Depending on the cloud service type involved for any specific system (e.g., for IaaS, PaaS, SaaS), other capabilities will be the responsibility of the third party, according to the principles of the Shared Responsibility Model defined by the Cloud Security Alliance, and incorporated into our contracts with the third-party providers

These third-party providers may experience connectivity disruption, outages and other performance problems, which may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, fraud, spikes in customer usage and denial of service issues. As such, our success also depends directly on the continuity of the provision of computing capacity and the availability of connectivity between the cloud computing provider’s datacenters, including the connectivity with our datacenters and internal networks. An intermittent failure or complete lack of connectivity or system availability may cause interruption to our services, affecting our availability indicators as well as our revenue and reputation.

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

Certain of our existing debt agreements contain restrictions and covenants and require the maintenance or satisfaction of specified financial ratios and tests. See “Item 5. Operating and Financial Review and Prospects.” The ability to meet these financial ratios and tests can be affected by events beyond our control, and we cannot assure that we will meet those tests. Failure to meet or satisfy any of these covenants, financial ratios or financial tests, could result in an event of default under these agreements.

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

In addition, federal, state and municipal tax authorities have questioned some tax procedures we have adopted and have raised questions regarding the calculation of the basis for certain sector-specific contributions (FUST and FUNTTEL, as each are defined in “Item 4. Information on the Company—B. Business Overview—Taxes on Telecommunications Goods and Services”). As of December 31, 2024, we were subject to 4,213 tax-related lawsuits and administrative proceedings with an aggregate value of R$22,999 million classified as “probable loss” and “possible loss” by our legal advisors. In addition, there are tax proceedings arising from the acquisition of the former Intelig business (currently TIM S.A.) by the former parent company of the TIM Participações group, relating to the purchase price.

An adverse outcome in, or any settlement of, these or other lawsuits could result in losses and costs to us, with an adverse effect on our business practices and results of operations. For some of these lawsuits, we were not required to and have not established any provision on our statement of financial position or have established provisions only for part of the amounts in controversy, based on our judgments or opinions of our legal counsel as to the likelihood of winning these lawsuits. In addition, our senior management may be required to devote substantial time to these lawsuits, which they could otherwise devote to our business. See Note 24 to our consolidated financial statements.

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

We may be exposed to contingent liabilities due to our outsourcing of certain functions to third-party service providers. Such potential liabilities may involve claims by third-party providers who claim that they are treated as direct employees as well as claims for secondary liability resulting from workplace injury, wage parity and overtime pay complaints. Our financial condition and results of operation may be adversely affected if a material portion of these liabilities are decided against us.

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

The potential positive impact of 5G networks on multiple industries, specifically the optimization of energy usage; cloud computing; ultrafast broadband; IoT; innovation, including self-driving cars, transportation; agribusiness; education; health; and factory equipment. The necessary features for a company to benefit from the 5G network supply chain are software-based, and our supply chain is increasingly based on cloud computing and software.

Discussions regarding data safety of equipment provided by Chinese suppliers could have side effects across the global information and communication technology (“ICT’) sector, also significantly affecting our supply chain, infrastructure deployment and costs, and impacting the future of the whole industry.

Our operations could be suspended or interrupted as a result of natural or man-made disasters or other unexpected events, such as those related to climate change.

Our operations may be suspended or interrupted for an indeterminate period in case of adverse events, including as a result of energy shortages, damages to our transmission bases, natural disasters, climate change or other environmental events or natural or man-made disasters, including fire, explosion, vandalism or equipment theft, storms, geopolitical conflict, civil unrest or health crises or any other unexpected damage events. Such impacts may present disproportional geographic impacts, which may vary from impacts to a single address to an entire city or region. If we are unable to mitigate or prevent such damages in the event of a natural or man-made disaster and any other unexpected events, the suspension or interruption of our operations could have a material adverse effect on the continuity of our operations, our financial results and the compliance with regulations.

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

We operate in a global environment, as we have agreements with companies all over the world. We have structured governance and compliance processes, which include the review of internal control over financial reporting. However, these processes may not prevent future breaches of all applicable legal, accounting or corporate governance standards. We may be subject to breaches of our Code of Ethics, anti-corruption policies and business conduct protocols and to instances of fraudulent behavior, corrupt practices and dishonesty by our employees, contractors or other agents. Our failure to comply with applicable laws and other standards could subject us to fines, loss of operating licenses and reputational harm.

Improper use of our networks could adversely affect our costs and results of operations.

We may incur costs associated with the unauthorized and fraudulent use of our networks, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs and payments to other carriers for non-billable fraudulent roaming. Improper use of our network could also increase our selling expenses if we need to increase our provision for doubtful accounts to reflect amounts, we do not believe we can collect for improperly made calls. Any increase in the improper use of our network in the future could adversely affect our costs and results of operations.

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

Risks Relating to the Brazilian Telecommunications Industry

We are subject to increased regulation as a result of being classified as an economic group with significant market power in certain markets by ANATEL

In July 2018, ANATEL published Resolution No. 694/2018 (“PGMC 2018”), revising the general plan for competition goals (Plano Geral de Metas de Competição) (“PGMC 2012”, and, as revised by PGMC 2018, “PGMC”). Under the PGMC 2018, TIM has been classified as having significant market power in the following relevant markets: (i) mobile network; (ii) national roaming; (iii) high-capacity data transport; (iv) data transit; and (v) data traffic exchange. Due to such classification, we are subject to increased regulation and regulatory undertakings. As an example, PGMC requires us to offer roaming services at regulated rates to other mobile providers. The compliance with PGMC could have an adverse effect on our business financial condition, results of operations and compliance with regulations.

The PGMC 2018 is currently under review by ANATEL and a new regulation is expected to come into force in the second semester of 2025, following a public consultation held in 2024. See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Significant Market Power”.

Our radio frequency (“RF”) authorizations for the 800 MHz, 900 MHz, 1,800 MHz, and 2,100 MHz bands, used for the provision of Personal Mobile Service (SMP), began to expire in September 2007 and are subject to renewal for an additional 15-year period. As a condition for renewal, there is a requirement for the payment of contractual charges every two years, equivalent to 2% of the previous year’s revenue, excluding taxes. The collection of these charges is based on Articles 163, 166, 167, and 207 of the General Telecommunications Law (LGT).

ANATEL has determined that the calculation basis for the 2% payment must include not only revenues directly associated with the provision of SMP but also those derived from interconnection, as well as additional facilities and conveniences. Due to this understanding, we are currently contesting, both administratively and judicially, the inclusion of these revenues in the calculation basis for the renewal charges of RF authorizations. Although there are still pending administrative proceedings under review, ANATEL has denied our appeals and issued Precedent No. 13, consolidating its position that revenues from interconnection, facilities, and additional conveniences should be considered in determining the amount due for spectrum license renewal. The matter remains under judicial dispute.

In December 2018, through Judgments No. 706 and No. 707, ANATEL approved a new methodology for the segregation of radio frequency revenue. This methodology allows for the proportional allocation of revenues associated with Significant Market Power according to the percentage of extended radiofrequency, expressed in MHz, in relation to the total available radio frequencies. The implementation of this methodology represented progress in partially resolving the disputes regarding the charges due in the initial renewal process.

The new methodology was correctly applied by ANATEL to the older terms that were renewed. However, for the terms following the "Edital 3G", which contains explicit provisions regarding the impossibility of segregating revenue for the calculation of the burden, ANATEL did not accept the revenue segregation methodology. Given this position, the matter was referred to the administrative scope for further discussions.

Specifically, for RF authorizations whose additional 15-year period has already ended, the Federal Court of Accounts (TCU) determined that the renewal process may be subject to a new bidding procedure. However, until a final decision is made regarding the continuity of radiofrequency usage rights and the methodology for calculating the amounts associated with this new renewal period, ANATEL has granted us and other competitors short-term temporary extensions.

Finally, ANATEL is currently reviewing the following regulations: (i) the Spectrum Use Regulation (RUE), and (ii) the PGMC. ANATEL assumes that these initiatives could leverage competition in the mobile market, but these new regulations may impact our business plan regarding the spectrum acquired in previous auctions.

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

We are also subject to applicable national and international anti-corruption laws. We believe that we are currently in material compliance with our obligations arising out of each of the above-mentioned laws, regulations and authorizations.

Brazil is a highly competitive mobile market, having three companies operating networks with national coverage, plus other regional players and MVNOs”. Any potential deals involving such participants is likely to be carefully analyzed by CADE and ANATEL, on a state-by-state basis.

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

We operate our business under authorizations granted by the Brazilian government. As a result, we are obligated to maintain minimum quality and service standards, including targets for call completion rates, geographic coverage and voice accessibility, data accessibility, voice drop, data drop, data throughput, user complaint rates and completion rates to our call center. Our ability to satisfy these standards, as well as others, may be affected by factors beyond our control. We cannot assure that, going forward, we will be able to comply with all of the requirements imposed on us by ANATEL or the Brazilian government. Our failure to comply with these requirements may result in the imposition of fines or other government actions, including restrictions on our sales and, in an extreme situation, the termination of our authorizations in the event of material non-compliance.

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

In 2021, Law No. 14,173/2021 came into force, which amended Law No. 11,934/2009, revoking the mandatory sharing of towers with less than 500 meters between them. The withdrawal of this obligation was considered essential for the implementation of 5G in Brazil, allowing for the expected increase in density for the new technology. Further, in 2022 Law No. 14,424/2022 came into force, which allowed operators to be authorized to install antennas, even if the competent authority does not respond within a period of 60 days. In 2024, the Brazilian Supreme Court reinstated the effects of the regulation requiring telecommunications companies to share transmission towers in the context of the Direct Action of Unconstitutionality (ADI) 7708, which is still ongoing.

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

Political conditions in Brazil may affect the confidence of investors and the public in general, as well as the development of the economy. Political crises have affected and continue to affect the confidence of investors and the public in general, historically resulting in economic deceleration and heightened volatility in the prices of securities offered by companies with significant operations in Brazil. The recent economic instability in Brazil has contributed to a decline in confidence in the Brazilian market, as well as to a deteriorating political environment.

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

In 2024, the current administration continued to advance the government's economic agenda with the regulation of tax reform and efforts to balance public accounts. The National Congress approved Complementary Bill (PLP) 68/2024, which regulates tax reform by creating the Contribution on Goods and Services (CBS) and the Tax on Goods and Services (IBS), replacing taxes such as ICMS and ISS. See “Item 3 Key Information – D. Risk Factors – Risks Relating to Brazil - Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to our business and over our prices.” Additionally, there was a change in the presidency of the Central Bank, with Gabriel Galípolo assuming the position. Previously, he was the second-in-command at the Ministry of Finance in the current government.

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

In 2024, the Brazilian Federal Government experienced a primary deficit of approximately R$43 billion, equivalent to 0.36% of the GDP. Despite the shortfall, the fiscal target for the year was formally met. Nevertheless, the Brazilian Federal Government’s expenses surpassed its total revenues. Similarly to the target set for 2024, the budget for 2025 has set a zero target for primary deficit, signaling an effort to increase tax revenue or reduce expenditure. Financial market consensus indicates the Federal Government preference for increasing taxes, recent developments might corroborate with this view. Some recent tax changes may potentially have adverse impacts on the taxes applicable to our business and our prices.

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

Due to this reduction, states had a significant tax collection decrease by the end of 2022, approximately at R$33.5 billion. In order to address and prevent the expected loss, a study by COMSEFAZ, a council of state finance secretaries, recommended state governments raise their general ICMS rate by 4% from 2023 onwards. As a result, since June 2022 the ICMS average rate has raised from approximately 18.5% to approximately 19.5%.

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

The other relevant change in 2022 refers to PIS and COFINS. In December of 2022, the Brazilian Federal Revenue Office published the Normative Instruction No. 2,121/2022 (“IN No. 2,121/2022”), regulating the PIS and COFINS social contributions. In essence, IN No. 2,121/2022 – which replaced IN No. 1,911/19 – consolidated the new guidelines on ascertainment, inspection, collection and administration of the contributions for: (i) PIS/PASEP; (ii) COFINS; (iii) PIS/PASEP-Import; and (iv) COFINS-Import.

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

On December 20, 2023, the Brazilian Congress approved the consumption tax reform, resulting in the enactment of Constitutional Amendment No. 132/2023 which completely overhauls the taxation over consumption. One of the main goals of this tax reform is to simplify the tax legislation applicable to the consumption in Brazil by replacing current indirect taxes (i.e., IPI, ICMS, ISS, PIS and COFINS) by a dual value-added tax (“dual-VAT”), composed by a federal contribution on goods and services (“CBS”) and a sub-national goods and services tax (“IBS”). It also creates a new excise tax (“IS”) to be applied over goods and services considered harmful to health or the environment, such as alcoholic beverages and cigarettes. The CBS will replace the current federal social contributions (PIS/COFINS) whereas the IBS will replace both the state tax on goods (ICMS) and the municipal tax on services (ISS). In short, the dual-VAT will have a broad-based and full non-cumulative tax on goods and services, will be charged in the destination, and will have a few tax rates and exceptions. Until 2027, all the previous and new taxes will be imposed at the same time. In other words, ICMS, ISS, tax on industrialized products (Imposto sobre Produtos Industrializados) (IPI), PIS/COFINS, IBS, and CBS will coexist. In 2027, PIS/COFINS will cease to exist and will be replaced definitively by CBS, which will have its standard rate. IPI will be zeroed in 2027. The IS will also come into effect in 2027. From 2029 to 2032, the IBS rates will be increased proportionally year by year, while the ICMS and ISS rates will be gradually reduced, as well as the tax benefits granted during this period. In 2033, the IBS will be fully implemented, while the ICMS and ISS will be abolished. Further IBS, CBS and IS regulations were enacted on January 16, 2025 through Supplementary Law No. 214. However, tax rates have not yet been defined. Accordingly, we cannot anticipate the impact of the consumption tax reform on our operations with any precision as of the date of this annual report on Form 20-F. However, the effects on our results of operations may be significant and could have negative consequences that materially affect our reported results.

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

The project to convert the Provisional Measure No. 1,185 into law was approved by the Brazilian Congress on December 15, 2023, Law No. 14,789 which inaugurates a new tax treatment system for subsidies at the federal level.

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

On December 28, 2023, the Provisional Measure No. 1,202 was issued and among other provisions, aims to establish a new legal framework limiting the offsetting of credits resulting from a final court decision with a value equal to or exceeding R$10 million. The bill to convert the Provisional Measure No. 1,202 into law was approved by the National Congress on December 27, 2023. This approval resulted in Law No. 14,784, which preserved the original content of the Provisional Measure No. 1,202. This measure aims to boost tax collection by restricting the use of credits from final court decisions for offsetting taxes.

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy and capital market, our business and operations and the market prices of our common shares or the ADSs.

In the recent past, Brazil has experienced high rates of inflation and the government’s measures taken to curb inflation have had significant negative effects on the Brazilian economy. The actions taken in order to absorb the COVID-19 pandemic effects increased market volatility, enhanced existing risks and, despite the resulting contraction of economic activity, the Brazilian economy continued to suffer from inflationary pressures during 2024. The current ongoing concern regarding the government’s capacity to implement the public budget, particularly with respect to expenses control and revenue increase, affects the inflation expectation, which, in turn, results in the increase of interest rates. The upper threshold of the inflation target was exceeded in 2024 and the monetary tightening cycle applied (raising of basic interest rates) seeks to ensure that the scenario does not repeat itself in 2025. Therefore, adjustments in monetary policy are expected soon, based on a concrete and positive fiscal effort. Any uncertainty regarding future government fiscal measures which may be taken to reduce inflation, could affect the confidence of investors, and the market in general, and, consequently, affect our operating and financial results, and increase volatility in the Brazilian capital markets.

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

As of December 31, 2024, 0.4% of our current indebtedness is denominated in foreign currency (U.S.$), 34% linked to inflation (IPCA), 65% linked to CDI, and all subject to cross currency swaps that are tied to Brazilian floating interest rates. Only 1% of the indebtedness is tied to TJLP (Taxa de Juros de Longo Prazo), a rate that is calculated using inflation targets and estimates. Any increase in the interbank deposit certificate (certificado de depósito interbancário) (“CDI”), rate may have an adverse impact on our financial expenses and our results of operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

The effects of the weak domestic economy could reduce purchases of our products and services and adversely affect our results of operations, cash flows and financial condition.

The recent economic instability in Brazil and the deterioration of the political environment have contributed to a decline in market confidence in the Brazilian economy. But the end of the health crisis and the advance of some important reforms that lead some rating agencies to take a few actions regarding the Brazilian sovereign credit rating may improve the economic environmental and lead to an increase in the consumption. During 2024, with the increase in the inflation expectation, the Central Banks rose the interest rate in Brazil, despite the decrease in unemployment rate and the increase in economic activity.

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

We are susceptible to swings in global economic conditions, typified most recently by difficult credit and liquidity conditions and disruptions leading to greater volatility, which is enhanced by continued tensions between the United States and other commercial partners, such as China. The global economy has largely recovered from the crisis of 2007; however, markets remain subject to ongoing volatility factors including interest rate divergence, geopolitical events such as the consequences of Brexit and global growth expectations, and there is no assurance that similar conditions will not arise again. In the long term, therefore, global investor confidence may remain relatively low, and credit may remain relatively lacking. Hence, additional volatility in the global financial markets may occur.

Any potential sanitary and health crisis, and the short-, medium- and long-term consequences of the financial, monetary and other policies implemented in response to it, may be a source of uncertainty for global economic activity. During the peak of the COVID-19 pandemic, governments and central banks around the world undertook unprecedented measures to try to contain the spread of the disease whilst seeking to protect local economies and consumer confidence. The effects of financial and monetary policy put into effect during the pandemic are effecting on the global economy, as an example, post-pandemic fiscal crises have put pressure on leading economies and governments around the world, including in Brazil, face the challenge of balancing their accounts amid political and economic tensions. In 2024, markets and the global economy have continued to also be further adversely affected by the ongoing war between Russia and Ukraine, including the related sanctions imposed on Russia by the United States and its allies, the conflict in the Middle East (which seems to be getting to an end with negotiations between Israel and Hamas progressing), political instability in South Korea, with the arrest of the acting president for attempting to impose martial law, and the ongoing crisis in Venezuela that was aggravated after the 2024 Venezuelan presidential election results. The materialization of these risks has affected global growth and may decrease investors’ interest in assets located in Brazil, which may adversely affect the market price of our securities, possibly making it more difficult for us to access capital markets and, as a result, to finance our operations in the future.

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

Uncertainties about how monetary policy adjustments in the United States will affect international financial markets recently caused increased volatility in the Brazilian market. Similarly, the election of former President Donald Trump for a new term starting in 2025 creates uncertainties relating to the impact of the U.S. economy on Brazil. Added to this, other factors, such as: the growing risk aversion towards emerging market countries and the uncertainties regarding Brazilian macroeconomic and political conditions have also contributed to the increase in volatility.

Since the full-scale military invasion of Ukraine by Russian troops, global markets have been experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between these countries. Although the length and impact of the ongoing military conflict are highly unpredictable, the conflict in Ukraine have led and could further lead to market disruptions. Additionally, governments such as the United States and many other countries have imposed economic sanctions on certain industry sectors, corporate and banking entities, parties and individuals, including politicians, in Russia, Belarus and the regions of Donetsk and Luhansk, as well as enhanced export controls on certain products and industries. These sanctions, or even the threat of further sanctions, could result in Russia taking countermeasures or retaliatory actions which may lead to further market disruption, which could negatively impact our businesses and operations. Any hostilities, terrorist activities, political instability or violence in the region could adversely affect our operations and results of operations and adversely affect our businesses and operations.

The tensions seen at the end of 2023 between Venezuela and Guyana in relation to a territory called Essequibo stabilized during 2024 and returned to the agenda with Venezuela's complaint that the US was articulating to set up military bases in Guyana. The region is known in Venezuela as Guyana Essequiba, or simply, Essequibo, and currently appears on the country’s official maps as “Zona en Reclamación”, that is, a territory that is being claimed. Under Guyanese administration, Essequibo includes areas of six provinces, two of which are entirely located there and three have most of their surfaces located in the region claimed by Venezuela. Furthermore, Essequibo includes an important portion of the Guyanese coast, where enormous oil reserves were discovered a few years ago and which Guyana is already exploring, in partnership with major oil around the world. In case of any military escalation between Venezuela and Guyana the entire region could be impacted. In addition, we continue to be exposed to disruptions and volatility in the global financial markets because of their effects on the financial and economic environment, particularly in Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability.

Disruption or volatility in the global financial markets could further increase negative effects on the financial and economic environment in Brazil, which could have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to our Common Shares and the ADSs

Our controlling shareholder has power over the direction of our business.

Telecom Italia, through its ownership of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”), our controlling shareholder, has the ability to determine actions that require shareholder approval, including the election of a majority of our directors and, subject to Brazilian law, the payment of dividends and other distributions. Telecom Italia’s main shareholder is Vivendi, which is able to have significant influence over Telecom Italia. Telecom Italia may pursue acquisitions, asset sales, joint ventures or financing arrangements or may pursue other objectives that conflict with the interests of other shareholders and which could adversely affect our business, financial condition, and results of operations.

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

We cannot assure you that holders will receive the voting materials in time to ensure that such holders can instruct the depositary to vote the shares underlying their respective ADSs. In addition, the depositary and its agents are not responsible for failing to carry out the holder’s voting instructions or for the manner of carrying out your voting instructions. This means that holders may not be able to exercise their right to vote and may have no recourse if our shares held by such holders are not voted as requested.

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

In December 2024, Resolution CMN 4,373 was replaced by Resolution No. 13, issued jointly by CVM and Central Bank, which came into effect in 2025. Based on our understanding, the abovementioned tax treatment is expected to remain unchanged. Nevertheless, non-Brazilian holders should consult their own tax advisors regarding the implications of this matter.

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

As previously mentioned, it is worth noting that Resolution CMN 4,373 was replaced by Resolution No. 13, issued jointly by CVM and the Central Bank of Brazil, in December 2024. According to our interpretation of Resolution No. 13, if holders of ADSs do not qualify under Resolution No. 13 or reside in a Low or Nil Tax Jurisdiction, they will be subject to less favorable tax treatment on distributions with respect to our common shares.

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

Our headquarters are located at João Cabral de Melo Neto Avenue, 850 – South Tower – 12th floor, 22775-055, Rio de Janeiro, Brazil and our telephone number is +55 21 4109 4167.

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

We continued to expand and restructure our operations through a series of corporate reorganizations, mergers, acquisitions and name changes as described below, and a majority of our share capital is currently held, directly and indirectly, by Telecom Italia (which began operating in Brazil in 1998 as Telecom Italia Mobile) through its wholly owned subsidiary, TIM Brasil, formed in 2002 as the holding company of Telecom Italia’s operating companies in Brazil. In turn, the largests shareholder of Telecom Italia are Vivendi and Poste Italiane S.p.A. (successor of Cassa Depositi e Prestiti), which are able to exercise significant influence over Telecom Italia. In 2019, Telecom Italia delisted all of its U.S. listed securities and deregistered from the SEC, having filed Form 15F on July 9, 2019. On February 17, 2023, TIM Brasil obtained registration by the CVM as a publicly-held company in category B. See “—C. Organizational Structure” for a description of our current corporate structure.

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

Merger of TIM Celular

In 2011, TIM Celular (which was subsequently merged into us as a result of the Reorganization) entered into an agreement with Companhia Brasiliana de Energia and AES Elpa (the AES Group in Brazil) for the purchase of all of AES Elpa’s equity interests in Eletropaulo Telecomunicações and 98.3% of the interest of AES RJ, (“AES Atimus Acquisition”). In connection with the acquisition, Eletropaulo Telecomunicações changed its corporate name to TIM Fiber SP Ltda. (“TIM Fiber SP”), and AES RJ changed its corporate name to TIM Fiber RJ S.A. (“TIM Fiber RJ”). Both entities were collectively referred to as TIM Fiber. In accordance with the corporate reorganization of TIM Fiber, TIM Fiber RJ and TIM Fiber SP were merged into TIM Celular in 2012, which was the former entity that used to own and operate the fiber optic network in metropolitan São Paulo and Rio de Janeiro (and which, as discussed below, itself was merged into the Company in October 2018 as a result of the Reorganization). The purpose of this reorganization was to simplify our organizational structure and improve the administrative, operational and financial efficiency of the companies controlled by us.

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

Merger and succession of NYSE and B3 listing

On July 29, 2020, the shareholders of TIM Participações (our former parent holding company) and our shareholders approved, by a majority of votes, the merger of TIM Participações into us, pursuant to the terms of the Protocolo e Justificação de Incorporação. On July 29, 2020, the boards of directors of each of the companies approved the execution of a Merger Agreement (protocolo de incorporação). The merger of TIM Participações into us, previously a wholly owned subsidiary of TIM Participações, became effective on September 28, 2020 (the “Merger”). Consequently, TIM Participações, our former parent holding company, was merged into us as a result of the Merger. The common shares of TIM Participações had been listed on the Novo Mercado segment of the B3 S.A. – Brasil, Bolsa, Balcão (the “B3”) (the São Paulo stock exchange) since 2011. On September 28, 2020, because of the Merger, TIM Participações ceased to exist as a separate entity, and we, TIM S.A., continued as the surviving corporation in the Merger, succeeding to all rights and obligations of TIM Participações pursuant to Brazilian corporate law and we became the successor registrant under Rule 12g-3(a) under the Exchange Act. On September 28, 2020, the B3 approved the listing of the merged company and the admission to trading of its shares on the Novo Mercado. In order to be listed on the Novo Mercado, we are required to comply with heightened corporate governance and disclosure requirements, and we are not permitted to issue preferred shares, participation bonuses or any type of shares that have restricted voting rights. On September 28, 2020, we filed a form 6-K pursuant to Rule 12g-3(a) promulgated under the Exchange Act to report this succession in accordance with Rule 12g-3(f) promulgated under the Exchange Act. Pursuant to Rule 12g-3(a) under the Exchange Act, our common shares and our ADSs, as common shares and ADSs of the successor issuer, were deemed registered under Section 12(b) of the Exchange Act. TIM Participações’s common shares and ADSs continued to be traded until October 13, 2020, when our common shares and ADSs started to trade on the B3 and the NYSE, respectively. See “Item 9. The Offer and Listing—A. Offer and Listing Details.”

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

As a result of closing the transaction, we became the owner of 100% of the share capital of SPE Cozani, a company that holds part of the assets, rights and obligations business unit of Oi Móvel. The price for 100% of the shares of SPE Cozani, after all the adjustments provided for in the Share Purchase Agreement (“SPA”), was R$6.98 billion. Pursuant to the SPA, of the Adjusted Closing Price: (i) R$634.33 million was withheld by us, mostly for the purposes of covering any additional price adjustments that may need to be made and which may be identified in the 120 days following the closing; (ii) R$2.06 billion was transferred directly to BNDES–- National Bank for Economic and Social Development, per a contractual provision; and (iii) the balance of R$4.29 billion was paid directly to the Seller.

With the acquisition completed, our business has taken a significant step forward at a national level, allowing us to compete even more effectively with our main competitors with regard to infrastructure and broad geographic representation of our customer base.

Following the closing of the acquisition, on October 3, 2022, we, Claro and Vivo commenced an arbitration procedure before the Market’s Chamber of Arbitration (“CAM/B3”) against Oi Group in order to dispute the post-closing price adjustment of the transaction. On October, 3, 2023, the dispute was resolved due to us, Vivo and Claro entering into an agreement with Oi Group.

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

Partnership with C6 Bank in Brazil

Since 2020, we have been developing an innovative customer platform strategy to monetize our customer base through strategic partnerships. On March 26, 2020, we entered into a commercial agreement with Banco C6 S.A. (“C6 Bank”), pursuant to which we have been granted, on February 1, 2021, the right to subscribe for an indirect equity interest of approximately 1.44% of C6 Bank through the exercise of subscription bonuses, subject to certain agreed upon thresholds. In 2022, we then subscribed for such indirect equity interest of 1.44% of C6 Bank.

By the end of 2024, we also held vested rights to subscribe for an additional indirect equity interest of 4.62% of C6 Bank. Considering the indirect equity interest we had subscribed for in 2022 and such additional vested rights, we could acquire an indirect equity interest of approximately 6.06% of C6 Bank.

As of December 31, 2024, there were four pending disputes involving classified information between us and C6 Bank before the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce.

On February 11, 2025, we entered into an agreement to settle all disputes related to our partnership with C6 Bank, and, consequently, dismiss the four ongoing arbitration proceedings.

The agreement sets forth the terms relating to the termination of the partnership with C6 Bank, in addition to the transfer of all outstanding C6 Bank shares and warrants held by us back to C6 Bank in the total amount of R$520 million before taxes. On March 14, 2025, the Cayman Islands Monetary Authority (CIMA) approved the transfer of C6 Bank shares to us.

Following this approval, on March 20, 2025, we and C6 Bank completed the transaction and all outstanding shares and subscription warrants issued by Carbon Holding Financeira S.A. (an entity that indirectly holds a stake at C6 Bank) held by us were transferred to an entity of the C6 Group, as stipulated in the agreement. Consequently, the partnership between the companies was formally terminated, along with all related disputes, leading to the closure of the four arbitration proceedings.

TIM and Vivo new sharing agreement

Since 2020, following the competent authorities’ (CADE and ANATEL) approval, the sharing agreement established between us and Vivo aims to increase the network cost efficiency and synergies that can help us continue to provide innovative and standardized offerings and services, as well as synergies and efficiencies in the allocation of investments and operating costs, through the following initiatives:

•	Single Grid: sharing of 3G / 4G networks in cities with less than 30 thousand inhabitants, using the MOCN (Multiple-Operator Core Network) architecture, to maintain the infrastructure of only one of the operators in these cities, allowing completely redundant sites to be turned off. As of May 2021, each party increased its 3G and 4G coverage in more than 300 cities with a total of 422 shared sites on each side. From 2021 to 2024, we added further cities within the single network agreement providing 3G and 4G presence. In more than 380 cities, one of the operators disconnected the 3G and 4G networks (resulting in 23% of the agreement perimeter having been deployed); and
•	2G Switch-off: nationwide sharing of the 2G network using GWCN technology, enabling both operators to switch off part (approximately 50%) of their network with the same technology, consequently saving on energy and maintenance costs. After the sharing period, operators will be able to completely shut down their remaining 2G networks. During 2021, the GWCN was implemented, while quality KPIs were monitored. As a result of the sharing agreement, we shared its 2G network in 785 cities as of December 31, 2024, including important cities such as Rio de Janeiro, Curitiba, Fortaleza, Brasilia, Belem and Recife. As of the same period, Vivo shared its 2G network in 1,063 cities, including cities such as Belo Horizonte, Salvador, Manaus, Porto Alegre and Campinas. As of December 31, 2024, approximately 80% of the agreement perimeter had been deployed.
•	These agreements remain in force and include detailed implementation provisions for the 20% remaining perimeter regarding the 2G agreement, and around 15% of the Single Grid Agreement perimeter that are scheduled for completion in 2025.

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

In 2021, a Proof of Concept (“PoC”) was launched in the Stellantis factory in Goiana/PE using 5G connectivity to investigate the benefits of this technology and enabling the use of new applications on a large scale, from the use case of AI to the automated processing of images. The PoC evolved in 2022 to a new phase which will enable an Edge 5G SA Private Core and an Edge Cloud environment, achieving greater computing capacity, greater scalability, and allowing the application to perform in an environment with higher throughput and low latency.

During 2023, Stellantis announced an expanded partnership with us for the Rampage pickup, the first RAM project conceived and developed in Brazil. Already integrated into more than 200,000 Jeep and Fiat vehicles, our presence extends to American manufacturer models, providing 4G internet for the RAM Connect platform. This technology grants consumers access to a diverse range of in-vehicle services and entertainment.

Also in 2023, we joined the Conecta 2030 Project, which is a collaborative effort with partners, such as Stellantis and IPFacens (Research Institute of the Facens University Center). Pursuant to this project, IPFacens received a R$3 million grant from the Brazilian government, dedicated to enhancing pedestrian and cyclist safety through cutting-edge technology and 5G connectivity. This project remained ongoing through 2024.

In 2024, we strengthened our partnership with Stellantis by securing a new agreement for the implementation of the connected car solution at Peugeot, with implementation set to begin in 2025. Additionally, we expanded connectivity services by extending corporate Wi-Fi capabilities to the RAM and Jeep brands. By the end of 2024, we achieved a milestone of over 330,000 connected cars in Brazil.

I-Systems (formerly FiberCo) Formation and Sale of Equity Interest

On December 10, 2020, our Board of Directors approved the formation of FiberCo, in preparation for a possible future segregation of assets and provision of fiber infrastructure services. This process was one of the intermediate steps in the transformation of our broadband services, and it aimed to create an open fiber infrastructure vehicle to allow us to attract a strategic partner as a shareholder of FiberCo. We expected FiberCo to operate in the wholesale market and to provide fiber connectivity services for the last mile and a transport network, for all market operators, having us as an anchor customer. We expected FiberCo to allow us to achieve our expected growth in the Brazilian fiber market in the coming years, taking advantage of the open network and using a focused operating model. This transaction aimed to accelerate the growth of our residential broadband business and unlock additional value from our existing infrastructure. Accordingly, on March 3, 2021, we entered into an exclusivity agreement with IHS Brasil Participações Ltda. (“IHS”), a large and diversified provider of telecommunications infrastructure, to negotiate the terms and conditions for the acquisition of an equity interest in FiberCo by IHS. The operation was approved by CADE on June 16 2021, and by ANATEL on November 11, 2021.

On November 16, 2021, after regulatory authorizations from ANATEL and CADE, IHS Fiber Brasil – Cessão de Infraestruturas Ltda. (“IHS Fiber”), acquired from us a controlling equity interest in FiberCo. In the aftermath, IHS Fiber changed the name of FiberCo to I-Systems. HIS Fiber currently holds 51% of I-Systems’s share capital, with the remaining 49% held by us.

In November 2021, TIM and I-Systems entered into a contract for the provision of technical and administrative services (TAS) by us to I-Systems for 18 months. As the original deadline was not enough for I-Systems to complete the necessary integration of activities, in 2023, TIM and I-Systems signed an addendum to extend the agreement term until the end of 2023. With the extension of the services agreement for another seven months, the amount involved in the TAS was R$78.7 million. On April 30, 2024, TIM and I-Systems entered into an agreement to terminate the provision of TAS, pursuant to which I-Systems paid TIM the amounts due for the services provided.

Since 2021, I-Systems provides certain fiber infrastructure services to us, enabling us to deliver our residential broadband services as well as other services to our clients.

Partnership between TIM and Descomplica

In 2023, we engaged in negotiations to establish a new partnership with Descomplica, a relevant educational group in Brazil, aiming to offer greater value and exclusive benefits to our customer base and expand access to digital education services. In 2023, TIM and Descomplica launched a commercial partnership offering an education platform aiming to develop and offer products with exclusive benefits to our customer base, such as free courses, undergraduate, postgraduate, and its well-known preparation courses for the ENEM Exam (Brazilian exam for access to undergraduate courses), for which Descomplica launched an exclusive free model for our customers. The portfolio of courses takes into account the subjects that are more sought by customers – i.e., technology, AI, and digital marketing – as well as seeks to enhance social impact by increasing employability and access to education. By the end of 2024, more than 770,000 of our customers were registered on the platform.

Partnership between TIM and Cartão de Todos (Health)

In August 2023, we started the commercial operation of the partnership with Grupo Cartão de TODOS. The operation began in some states of Brazil and expanded throughout 2023, reaching 5 Brazilian states at the end of 2023. Four types of packages were offered to our customers in a family and individual format, offering telemedicine services, discounts on medical appointments with specialists, discounts on exams and medications.

Also in 2023, more than 120,000 of our customers installed the Tutti Saúde app and, in the last quarter of 2023, the sale of the Cartão de Todos product began on the app, which now has a broader portfolio of products and services, such as three different subscription levels; telemedicine service; appointment scheduling; suggestion of nearest clinics and pharmacies on map; and inclusion of dependents in the family subscription.

In May 2024, the subscription journey was redesigned, focused on the partnership landing page (no longer through the app). The portfolio of products was also simplified, prioritizing the Cartão de Todos family offer. In December 2024, the partnership reached approximately 116,000 subscribers on the platform.

Partnership between TIM and Zé Delivery

We have established an innovative partnership with Ambev (Brazil’s largest beverage company and part of the AB Inbev Group) to provide our prepaid customers with discounts and exclusive benefits. Zé Delivery is Ambev’s direct-to-customer digital platform, being a critical component of Ambev’s digitalization and innovation strategy.

Our prepaid customers now have a R$15 discount on Zé Delivery purchases on every top-up (Payment by demand made for the prepaid customer to use the service). By providing a smooth and frictionless customer journey, our customer has access to the second largest delivery service in Brazil with special prices.

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

The partnership allows us to launch digital products on e-books (digital e-books, audiobooks and minibooks) and education services to our customers directly in their plans through the Aya Ensinah application. These products and services provide access to digital summaries of materials related to a wide variety of secondary and fundamental education subjects, in addition to security services such as cloud storage, VPN, antivirus, and secure Wi-Fi, among others.

Additionally, in October 2023, we launched an operational pilot for the app Proteção PIX, focused on assisting and protecting the end customer from theft and illicit financial transactions on their bank accounts. It is a standalone service that can be purchased by any customer and is also available for our customers exclusively for control and postpaid plans.

By the end of 2024, FS Security and us concluded the renegotiation of certain terms of the partnership and, as a result, we acquired rights to subscribe a 27% stake in EXA Serviços de Tecnologia, which can be exercised within 24 months. The exercise price is R$1 for all shares. We may exercise it at any time and at its sole discretion, within 24 months.

TIM Ads: Mobile Advertising

Since 2020, we have been investing in our digital advertising platform, TIM Ads, as part of our data monetization and technological innovation strategy. This initiative connects brands and consumers through data-driven and technology-based solutions, ensuring full compliance with Brazil’s General Data Protection Law (LGPD).

In 2024, TIM Ads reached over 33 million active users who consented to receiving advertising communications and leveraged more than 1,000 attributes for segmentation through the TIM Insights intelligence solution. The platform offers a full-funnel approach, covering lead generation, traffic increase, and targeted campaigns across both internal and external channels. Additionally, TIM Ads ensures advertiser with its brand safety and avoiding fraudulent interactions and promoting genuine engagement.

TIM Ads has already been adopted by more than 280 companies across 31 industries, establishing itself as a competitive advantage for us and our commercial partners.

TIM Data: Data Monetization and API Solutions

Since 2020, we have been strengthening our data monetization strategy through the TIM Data platform, offering innovative API-based solutions to meet the demands of an increasing digital market. With over 60 million customers across Brazil and a database of more than 1,000 data attributes, TIM Data enables the creation of personalized, real-time solutions for a wide range of industries, including banking, e-commerce, insurance and service applications.

TIM Data’s solutions include tools for identity verification (KYC), customized credit analysis, location validation, customer authentication and fraud prevention. Through the Open Gateway initiative, aligned with GSMA's global standards, TIM Data promotes the standardization and integration of fully secure APIs that comply with Brazil’s General Data Protection Law (LGPD). This approach strengthens the digital ecosystem by enabling secure interactions, streamlined user journeys, and hyper-personalized offers, driving customer engagement and loyalty.

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

The main commitments associated with each band are as follows:

•	2.3 GHz: 4G coverage in approximately 1,000 localities (in the South and Southeast Regions of Brazil, not including the state of São Paulo);
•	3.5 GHz: 5G coverage in all municipalities with a population equal to or greater than 30,000 inhabitants until 2029, plus fiber backhaul obligations in 138 municipalities plus additional contributions to a new entity (EAF) to carry out the following projects: clean-up 3.5 GHz, deployment of fiber in Amazonia and building a private network for exclusive Brazilian Federal Government use; and
•	26 GHz: contributions to a new entity (EACE) to carry out connectivity schools projects.

Important Events

4G and 5G Expansion

In March 2022, we achieved a significant milestone in the Brazilian telecommunications industry by completing the core of our 5G SA network. Following this achievement, we expanded in 2022 our 5G SA coverage to include all 26 capitals and the Federal District (Brasília), aligning with ANATEL 5G Auction schedule.

By the end of 2023, we successfully deployed our 5G SA network core in more than 200 cities. Notably, in nine cities — Brasília, Rio de Janeiro, Recife, São Paulo, Curitiba, Salvador, Fortaleza, Belo Horizonte, and Goiânia — we had achieved 100% neighborhood coverage with 5G SA by the end of 2023. Furthermore, in 2023, we became the first and only telecommunications operator covering all municipalities in Brazil with our 4G network.

As of December 31, 2024, our 4G network covered all 5,570 Brazilian cities. Besides access layer, we have increased optical backhaul (FTTS – Fiber To The Site) through new implantations or strategic partnership with neutral operators (such as V-Tal), adding more than 4,200 sites connected to the fiber at the end of 2024.

In 2024, we have expanded 5G coverage, reaching 607 cities throughout Brazil, allowing traffic growth through a faster and more efficient network. As a result, TIM was recognized by the Open Signal with first 5G Consistent Quality award.

Strategic Planning

In February 2025, we released our strategic plan for 2025-2027, which illustrates some of the transformations that we have been able to achieve as a result of the previous industrial plans. Industrial plans are the documents that the Company express its metrics for some KPIs for short and mid-term projections, and also, where the Company presents its results for the short term regarding the same KPIs. These achievements include, notably, network and customer experience improvements. Through specific and disciplined investments in new technologies and processes, we seek to reach a position that allows us to act on new opportunities to sustain revenue growth, increase profitability, develop our infrastructure and expand cash flow generation. We focus on improvement of returns on investment as well as customer experience maximization, but we are also committed to our role in society by promoting environmental, social and governance initiatives that in our view will result in a positive transformation for all stakeholders.

Our IT initiatives, such as the migration of systems to public clouds, the evolution of big data, the implementation of cognitive systems, the review of systems architecture and the adoption of the Agile Software Development Cycle methodology, have allowed us to have an improved view of the life cycle and consumption patterns of our customers, in addition to providing faster time-to-market, the development of new capabilities, the automation of processes and increased efficiency.

Our IT approach from 2025 onwards focuses on the following strategic pillars: evolving in the cloud journey, seeking more efficiency, using best practices within the FinOps discipline (cloud financial and operational management models), discontinuing outdated technologies and systems to focus on modernization, advancing with the monetization of data through the commercialization of APIs in the market, developing IoT actions, and AI on an enterprise scale, identifying business areas where AI can add value, planning gradual integration thereof and seeking to obtain operational efficiencies thereby.

The capital expenditures expected to support the strategic plan for 2025-2027 are expected to be focused on initiatives to develop disruptive business models for our infrastructure. With the use of new technologies, such as 5G, Massive-MIMO technology, and with network sharing agreements, we expect it will be possible for us to provide services in locations that were not previously financially viable.

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

For the period between 2024 and 2026, our plan takes into account (i) the estimated effects of the acquisition of the assets of Oi Móvel since the transaction received regulatory approval from the sector regulator (ANATEL) and the competition regulator (CADE) (see our material facts released on January 31 and February 9, 2022); (ii) the effects of the beginning of the adoption of 5G technology and the obligations and commitments that we agreed to as part of our competitive bids in the 5G frequency auctions, (see material fact released on November 5, 2021) in Brazil; and (iii) the change to a new coverage growth model for our residential broadband service after the segregation of our network assets and merger of I-Systems, (see material fact released on November 16, 2021). Under this new set of assumptions, we also reaffirm our commitment to (i) the sustainable evolution of service revenue; (ii) the improvement of our operating cash generation; (iii) maintain an adequate capital allocation, characterized by the capital expenditure allocated to network and IT infrastructure that improve our operational efficiency and customer experience; and (iv) the continuous expansion of cash flow as a combination of all of the above factors.

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

On November 7, 2023, we updated our strategic plan 2023-2025 to reflect changes in our financial results and the resolution of disputes with Oi S.A. - In Judicial Recovery regarding the sale of Oi Móvel’s mobile assets. The combination of these elements led to an improvement in the assumptions that resulted in the short-term goals outlined in the 2023-2025 strategic plan. As a result, our management has updated its estimates for the “Remuneration announced to shareholders” indicator for the next years.

On February 6 and March 7, 2024, we updated our strategic plan 2024-2026 projections. We intend to continue developing and executing our strategy with adjustments considering Brazil’s macroeconomic and business environment. For the main line of business, i.e. mobile, we project a continuous and sustainable improvement in the market, driven by (i) a new, more rational market dynamic with customers focused on value and quality, (ii) the essentiality of the mobile service, (iii) the opportunity to increase usage with increased demand for data, and (iv) price accessibility.

This scenario projects sustainable growth in service revenue above inflation and an EBITDA expansion with positive development in EBITDA margin. This dynamic, combined with maintaining the level of investments that benefit from the efficiency of new technologies, should promote an improvement in the EBITDA-AL (earnings before interests, taxes, depreciation and amortization after leases) minus CAPEX indicator, which is a relevant driver for understanding our operating cash alow. All of this is expected to enable us to continue evolving our shareholder remuneration strategy and reinvesting in growth avenues such as B2B and Broadband.

In 2024, we achieved a robust performance amidst a dynamic environment, successfully overcoming challenges and leveraging its strengths to meet all targets (as presented in the table below). Such results were achieved with a focus on the execution of the strategy that is based on four pillars (Mobile, B2B, Broadband and Efficiency) and is conducted in a manner oriented towards people, society and environment.

Moreover, 2024 was marked by robust cash generation, resulting from consistent financial and operational results. We delivered service revenue growth above inflation, with expansion of EBITDA and operating cash flow margins, in addition to a robust net profit growth and shareholder remuneration.

Recent Developments

Shareholder Remuneration

On December 17, 2024, our Board of Directors approved the payment of R$650 million as interest on equity, the payment of which took place on January 23, 2025.

On February 10, 2025, our Board of Directors approved the payment of R$200 million as interest on equity, the payment of which will take place on April 22, 2025.

On March 24, 2025, our Board of Directors approved the payment of R$490 million as interest on equity, with payment to be made no later than April 30, 2026.

New Strategic Plan 2025-2027 and Guidance Metrics

In February 2025, we announced new metrics for its guidance regarding the short and the medium term (2025 and 2025-2027 periods, respectively).

For this new three-year period, we intend to continue developing and executing its current strategy considering adjustments based on Brazil’s macro-economic and business environment. For its main line of business, mobile, it projects a continuous and sustainable improvement in the market, driven by (i) a new, more rational, market dynamic with customers focused on value and quality, (ii) essentiality of the mobile service, (iii) opportunity to increase usage with increased demand for data, and (iv) price accessibility.

The scenario foresees sustainable growth in service revenues and EBITDA expansion with margin improvement. Which in combination with efficient investments in new technologies will drive our operating cash flow to continuously expand. The latter will allow us to evolve our shareholder remuneration strategy and reinvest in growth areas such as B2B and Digital Ecosystem.

TIM ends disputes with C6 Group and Monetizes its Stake

In February 2025, we entered into an agreement that will settle all disputes related to our partnership with C6 Bank, and, consequently, extinguish the four ongoing arbitration proceedings.

The agreement sets forth the terms relating to the termination of the partnership with C6 Bank, in addition to the transfer of all outstanding C6 Bank’s shares and warrants held by us back to C6 Bank in the total amount of R$520 million before taxes. On March 14, 2025, the Cayman Islands Monetary Authority (CIMA) approved the transfer of C6 Bank shares to us.

Following this approval, on March 20, 2025, we and C6 Bank completed the transaction and all outstanding shares and subscription warrants issued by Carbon Holding Financeira S.A. (an entity that indirectly holds a stake at C6 Bank) held by us were transferred to an entity of the C6 Group, as stipulated in the agreement. Consequently, the partnership between the companies was formally terminated, along with all related disputes, leading to the closure of the four arbitration proceedings.

Reverse Split and Subsequent Split

On February 24, 2025, our Board of Directors approved a reverse split and subsequent split of our common shares, at a ratio of 100:1 followed by 1:100, without affecting our capital stock, number of shares or ADRs. The operation aims to increase share liquidity, reduce administrative expenses, and enhance shareholder management. Shareholders had a 30-day period to adjust their positions, after which fractional shares have been sold at auction, with proceeds distributed proportionally. The reverse split and subsequent split was approved in the shareholders meeting held on March 27, 2025.

Approval of a New Share Buyback Program and Termination of the Previous Program

On February 12, 2025, our Board of Directors approved the share buyback program of up to 67,210,173 of our common shares, corresponding to approximately 2.78% of the total of our common shares. The common shares acquired under the share buyback program will be held in treasury and subsequently canceled, without reducing the capital stock. We believe that the share buyback program will increase value to shareholders through the efficient use of available cash resources, optimizing our capital allocation.

In addition, a small portion of the shares acquired under the share buyback program will be allocated to support the stock-based compensation of the Long-Term Incentive Plan ("LTI"). The portion referring to the LTI represents less than 8% of the total to be repurchased (approximately five million shares). Our management may decide the best time, within the share buyback program term, to carry out the acquisitions of shares, and may make one or several purchases.

Capital Contribution - 5G Investment Fund

On January 16, 2025, we contributed with approximately R$ 84.7 million to the 5G Investment Fund, reinforcing our commitment to boosting the development of solutions based on 5G technology. As announced on February 23, 2023, TIM entered a partnership with Upload Ventures Growth, LP (“Upload”) – an independent venture capital manager – to create an investment fund (“5G Fund”) focused on solutions based on 5G technology. The investments are aimed at developing companies from different sectors of the economy and at an early stage (startups and scaleups), especially those that already have validated and consistent business models, supporting their growth plans. In addition to financial contributions through the 5G Fund, invested companies will be able to count on access to TIM's industrial and technological assets to leverage their growth.

The 5G Fund was designed in partnership with the investment manager Upload, specialized in companies focused on technology and innovation and highly recognized in the Brazilian venture capital segment. Upload's function will be to conduct the entire fundraising process for the 5G Fund, mapping, analyzing and choosing opportunities and, subsequently, monitoring the results of the selected companies

B.       Business Overview

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

Throughout 2023, with the subsiding of the COVID-19 pandemic, the telecommunications sector presented a relief in performance. The sector maintained a growth trajectory in terms of data consumption, and as such, operators were required to adapt their networks and face the challenge of delivering an increasingly robust infrastructure in an environment which requires greater rationality of investments, including on projects such as the densification of sites, frequency refarming, and the aggregation of carriers on two or three frequencies. Furthermore, we continue to advance in sharing initiatives focused on 4G and transport network, despite accelerating the rollout of our 5G coverage to optimize traffic offload. This network evolution has allowed for a better usage experience, both in terms of performance – with higher download and upload speeds and lower latency – as well as in indoor coverage and greater penetration.

Throughout its history, the Brazilian telecommunications sector has always been impacted by fierce competition, evidenced by the presence of aggressive marketing offers, including the add-on content offered to customers and strong price competition. However, in recent years, we have observed this competition begin to focus more on quality and service. This trend continued in 2023.

During 2023, the acquisition of Oi Móvel’s mobile assets was completed. With the conclusion of the transaction, the telecommunications market in Brazil is now operated by three major companies, enabling in our view a healthier and more favorable competition to the benefit of Brazilian consumers.

In 2023, we also completed the merger of Cozani, the special purpose company acquired from Oi S.A., simplifying our corporate structure, and resulting in an optimization of operating costs and the efficient allocation of investments due to the integration of merged assets, improving the coverage and quality of services provided to our customers.

During 2023, after the launch of 5G technology in Brazil in 2022, we have been constantly expanding our 5G coverage to expand to more municipalities in Brazil. By the end of 2024, TIM surpassed the mark of 600 cities covered with high-speed connection with the most recent activations in Bahia, Minas Gerais, Rio de Janeiro, Rio Grande do Sul, Santa Catarina and São Paulo.

Mobile Market Developments

The following table shows the data of Brazilian mobile market during the periods presented.

	As of December 31,
	2024	2023	2022
Brazilian wireless subscriber base (million)(1)	263.4	256.4	252.0
Prepaid lines (million)	102.2	107.5	111.9
Postpaid lines (million)	161.2	148.9	140.1
Estimated total penetration (%)(2)	123.9	126.1	117.6

(1)	Source: ANATEL.
(2)	Based on information published by ANATEL.

The Brazilian mobile market reported an increase in subscriber base of 2.8% year-on-year (“YoY”), maintaining the growth trend seen in the last year. In 2024, the number of postpaid users reached 161.2 million. Since the end of 2020, the prepaid customer base has no longer been the market's largest segment and has continued to decline relative to postpaid customers, though at a slower rate. As of December 31, 2024, prepaid customers accounted for 38.8% of the total subscriber base, down from 41.9% on December 31, 2023. The reduction in the overall number of prepaid users is mainly due to the acceleration in users consolidating multiple SIM cards into a single SIM, high penetration of mobile service and the rapid substitution of voice with data usage, resulting in a decrease in the so-called “community effect,” where consumers value a telecommunications system more as more users adopt it. The postpaid segment, however, experienced an increase of 8.3% during 2024, reaching 61.2% of the total subscriber base as of December 31, 2024, as compared to 58.1% as of December 31, 2023, driven by operators’ efforts to monetize their customer base, offering more data, content and digital services, and the migration of customers from prepaid to control plans, and from entrance plans to postpaid plans.

Mobile Competitors

TIM is the brand name under which we market our mobile telecommunications services, offering 5G NSA/SA, NB-IoT, 4G, 3G and GSM technologies. Currently, we hold mobile licenses for each of the ten wireless areas of Brazil recognized by ANATEL, making us a mobile operator in Brazil offering complete nationwide 4G coverage. In two of our ten areas, we are the Telebrás legacy provider. See “—A. History and Development of the Company—Historical Background.” In addition to us, as of December 31, 2024 there were two other major participants in the Brazilian mobile market that offer nationwide coverage in all ANATEL wireless areas: Vivo and Claro, given that Oi was acquired by Claro, Vivo and us in April 2022. See “—A. History and Development of the Company—Historical Background.” Currently, we are ahead of our competitors in rolling out new technologies: our 4G network covers 100% of Brazil’s municipalities, including via VoLTE. We are ahead of other operators in terms of number of municipalities covered with 5G technology, covering more than 600 Brazilian cities with our fifth-generation network (as of December 31, 2024), bringing 5G to almost 70% of Brazil's urban population and consolidating our position in faster and lower-latency 5G technology.

The Brazilian mobile telecommunications industry is highly competitive. In addition to competition from the traditional operators with significant market power and from already established regional players, new entrants can cause an impact both in terms of loss of market share and reduction in the sector's revenue set, by changing the pricing market rationality and new value propositions. Any adverse effects on our results and market share from competitive pressures will depend on a variety of factors that cannot be precisely assessed and are beyond our control. Among such factors are our competitors’ size, experience, business strategies and capabilities, the prevailing market conditions, and the applicable regulations.

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

In recent years, the Brazilian telecom sector has experienced a series of broadband-centric capital markets and mergers and acquisitions activity, resulting in a mixture of organic growth and strategic acquisitions. The 3.5GHz rights that were acquired at auction by regional providers have opened an opportunity for them to become mobile network operators. In addition, the new auction of the 700Mhz band (due to the withdrawal of the telecom company Winity, which had obtained this band in 2021 in the ANATEL auction) should take place by the end of 2025, which may strengthen these regional providers since the 700Mhz band is a complementary band that can be used by operators for mobile internet signal traffic. One of the main opportunities for ISPs in the mobile market will be for ISPs to leverage their current broadband customer base with bundle offers combining their existing broadband offering with mobile offerings.

The consequences of this has led to a growing number of strong market participants in the sector. In Brazil, there is a significant presence of capitalized providers, either through private funds or public offerings. Following this boom in capitalization, which triggered a wave of acquisitions with regional providers acquiring smaller ISPS to complement their existing presence, movements in the market indicate a second wave of consolidation. Now, many of these ISPs have entered the radar of larger competitors after gaining scale in recent years. Recent mergers and acquisitions reinforce that consolidation is an ongoing movement in the Brazilian market. Such consolidation movements have always been mostly based on transactions between larger and smaller players. However, we expect future movements involving larger players (e.g. the transaction between Vero and Americanet).

Our Business

We are a telecommunications company that offers mobile voice and data services, broadband Internet access, value-added services, and other telecommunications services and products. For a breakdown of our total revenue by category of activity, see “Item 5. Operating and Financial Review and Prospects—Results of Operations for the Year Ended December 31, 2023, compared to the Year Ended December 31, 2022.”

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

In 2024, we continued our innovative and pioneering strategy across all consumer market segments (prepaid, control, and postpaid), pushing the boundaries to remain at the forefront of innovation. We launched a groundbreaking partnership with one of the world's largest beverage manufacturers, Ambev, through a summer campaign with the slogan "Get a Top-up." This initiative offered exclusive discounts to customers, allowing them to convert prepaid credits into discounts on Zé Delivery (a beverage delivery app). Similarly, in the second half of 2024, we introduced a cashback program that deposited funds directly into users' checking accounts via PIX (a financial direct transfer) for top-ups made through our app. Through this strategy, we believe that we will sustain our relevance in the domestic market and allow our customers to take full advantage of growing network capabilities, as we evolve in the 5G era.

Our strategy for partnerships is focused in delivering increased loyalty and generating incremental value for ourselves. Accordingly, our partnership portfolio is based on content & security (YouTube Premium, Disney+, Apple One, Deezer, HBO Max, Prime Video and EXA), education (Descomplica), health (Cartão de Todos), retail (Zé Delivery), financial services (C6 Bank) and Energy (Eletrobras).

In July 2019, we and Vivo also entered into a memorandum of understanding (the “Vivo MoU”) to engage in negotiations regarding (i) sharing of a single-grid 2G network; (ii) establishment of new infrastructure sharing agreements for the 4G network in 700Mhz, directed to cities with fewer than 30,000 inhabitants, which in the future may be expanded to larger cities; (iii) other network sharing opportunities in other frequencies and technologies; and (iv) other opportunities in efficiency and cost reduction in operations and network maintenance. We believe that implementing the concepts set forth in the Vivo MoU will result in synergies and efficiencies that could help support us in continuing to provide innovative and standard-setting offerings and services, as well as synergies and efficiencies in the allocation of investments and operating costs.

We believe that our robust network infrastructure, our innovative approach, our brand recognition, and our widespread sales network, position us well to capitalize on opportunities in the telecommunications industry in Brazil and meet the constantly changing demands of the mobile telecommunications market. We believe that our main strengths include:

High quality services

Since national coverage and quality had improved quite substantially over the last few years, ANATEL also has shifted its focus. The prior focus was service quality from a broader, state-oriented perspective and now, ANATEL is taking a local perspective, concentrating its efforts on smaller geographic areas like cities, especially those where service is still considered poor. In the final quarter of 2017, ANATEL proposed the Quality of Telecommunications Services Regulation (Regulamento de Qualidade dos Serviços de Telecomunicações) (“RQUAL”), which was approved in December 2019. Based on performance against certain quality and performance indicators, operators will each be classified with a grade between A-E. This grading is expected to take place in 2026 based on the results obtained in 2025. RQUAL is based on responsive regulation and will apply to all telecommunication services (mobile, fixed, fixed broadband and pay TV) on a municipal level and sets forth new obligations for service providers, such as a user compensation model and a mandatory ombudsman, and grants customers additional rights including the customer’s possibility of terminating their service agreement without penalty in case of poor service quality. For more information on the new quality regulation, see “—Regulation of the Brazilian Telecommunications Industry—Quality Management Regulation.”

Accordingly, we have also started tracking our quality and performance indicators, focusing on service quality at the city level, in order to ensure an even more rigorous review of our customer experience. Following the contribution period, we continue to monitor municipalities outside the ANATEL threshold (“critical”) and have already started simulating the new performance indicators set forth in Resolution No. 717/2019.

The results of this local focus are demonstrated in the solid improvements of ANATEL’s quality metrics over recent years. As a highlight, we have been able to maintain positive results in 3G/4G data-related indicators due to the rapid expansion of our coverage in 4G, where we are the leading telecommunications company by number of cities covered, according to ANATEL.

Our LTE technology also demonstrated strong performance and the inclusion of the NR network in data usage, wide coverage and availability. These results are important due to the strong demand by our customers for this technology. At the end of 2022, approximately 94.18% of our data traffic was carried out over the 4G and 5G network, with an increase of 1.83% compared to the previous year.

We believe that the above statistics reflect our commitment to quality infrastructure and our focus on customer experience. However, we recognize that there are some statistics and/or quality measures that use different methodologies, and which may present different results from those that are mentioned above.

The results of our digital transformation initiatives continue to expand. The strategy we have adopted for several years to seek digital evolution and constant network development, aiming to ensure innovative solutions, quality and availability of services, offering superior customer experience and strengthening our positioning in the market has shown itself very effective. We believe that the digital transformation of our services must take place on several fronts, from the sale and activation of the line to post-sale and the so-called “self-caring”, meaning the digital service portals that allow customers to manage profiles and subscriptions, billing, collection, and payment.

Even in a challenging year, our digital channels’ positive results and the excellence of services offered to our customers confirm that we had made the right business decisions, demonstrated our capacity to adapt to adverse situations and reinforce our purpose of “evolving together, with courage, transforming technology into freedom”.

We believe our ultra-broadband service is also viewed generally as a reference of quality in the sector, driven by our commitment to ensuring a positive customer experience. The service quality of our TIM UltraFibra offer has produced positive results, being repeatedly recognized via awards (e.g. best fixed broadband in the country for the third time, as bestowed in the sixth edition of the Canaltech 2023 Awards).

We also seek a strong position in the high-value customer market as a content HUB by offering a variety of plans for individual and family usage, bundling voice and data packages, streaming and other content subscriptions, as well digital value-added services (i.e. music, e-reading, video streaming and games), in order to provide customer custom experience.

We believe we are also better able to provide high quality services due to our strong relationship with our suppliers. We operate a system for information technology vendor management to improve the commitment of our suppliers. As a result of this approach, we benefit from enhancements like (i) better accountability of end-to-end vendors on our business processes; (ii) better contractual conditions and savings due to the increase of volumes per vendor; (iii) vendor consolidation and specialization in specific platforms/processes, creating the opportunity for long-term investments in such areas; (iv) active contribution to transformation and simplification; and (v) raising the best practices of Request for Quotation instead of Direct negotiating in order to gain more savings, also increasing the so called Global Deal among us and Telecom Italia with the scope to capture more synergies and quality of the furniture’s by global vendors.

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

Finally, we also continue to seek new internal data sources to better understand our users’ perspective and needs, including collecting and analyzing information from applications and investing in the modernization of traditional quality-assessment tools.

Open Innovation Program

Our Open Innovation Program has the objective of establishing a network to exchange knowledge, best practices and business models within a collaborative group of enterprises, startups and academia to leverage the development of innovative products and services. The program focuses on learning and exploring new technologies in partnership with complementary business partners, to create sustainable and responsible solutions. The collaboration network is based on the concept of partnerships with startups, innovation hubs, academy and/or society, and is designed to bring together entrepreneurs, vendors, technology companies, providers and content developers, innovation centers and universities so that they can recognize in us a potential partner in the development of new products, services or business models based on our business strengths and technology.

As a supporter of the concept of open innovation for five years, we have been obtaining positive results from applying this concept to our business. After a unique year in 2019 for our Open Innovation program, when the company became a space for promoting and fostering a new technological wave in Brazil, we went further in 2020 and 2021, increasing our involvement with startups, establishing new partnerships with innovation hubs dedicated to healthtechs and agritechs. During 2019, we established 5G Living Labs with the aim to foster the development and use of 5G in a variety of contexts, to perform network testing and promote market readiness. The 5G Living Labs establish an environment for experimentation and co-creation in which end-users, researchers, companies and public institutions explore, design and jointly assess new and innovative products, services, solutions and business models, and provide important feedback for development and subsequent commercialization of products and services. In this occasion, four labs were launched with national and international partners across Brazil: one with the Federal University of Santa Catarina and CERTI Foundation, one with the National Telecommunication Institute (Inatel) in Santa Rita do Sapucai (State of Minas Gerais), one with the Federal University of Campina Grande and Virtus Institute and the last, one in São Paulo within CUBO, the most prestigious startup hub in Latin America. These 5G Living Labs were focused on fostering 5G use in the following areas and business sectors: telemedicine, remote education, smartcity, security, intelligent home, game streaming, drones, industry 4.0, immersive technologies for education, health, industry and entertainment (actual reality and virtual reality) and smart agriculture using experimental 5G radiofrequencies.

In 2020, we together with the Telecom Infra Project (TIP) and the National Telecommunication Institute (Inatel) started the Open Field Program, which aims to develop innovative and sustainable solutions for the expansion of the RAN infrastructure, creating an adequate environment to run tests, like a living laboratory, validating and accelerating products and new functionalities of open and disaggregated technologies solutions, such as Open RAN. The program ended in 2023, with field tests at Inatel campus in Santa Rita do Sapucaí – MG, where it was possible to validate two OEM (Original Equipment Manufacturer) vendors in 4G and 5G Open RAN technologies.

In 2021, as part of our client platform strategy for start-ups, we actively pursued several fintechs, edutechs, insurtechs and healthtechs, among other verticals in an effort to transform those startups into unicorns. This was based on our client platform strategy pursuant to which we seek partnerships with digital service companies where we believe we can accelerate their growth and create new business models, client journeys and marketing approaches. As part of this strategy, we started pilot projects to foster the development of an ecosystem of solutions and partners with the aim to approve devices and applications in partnership with academies, government agencies, communities and startups. During 2022, we established a new singular hub, dedicated to 5G technology, the “HUB 5G TIM” that was launched at CUBO’s space, creating a collaboration ecosystem for experimentation where customers, studies, large case companies, entrepreneurs, investors and public institutions, can develop businesses through 5G technology. We also made the first call for startups in our hub, and as soon as possible the selected startup will be able to test its solution with one of our B2B agribusiness clients.

Also in 2021, aiming to accelerate and improve innovation within us, other (non-exhaustive) examples of partnerships include:

•	we took part in the biggest hackathon in Latin America, Hacking.Rio, based on the UN Sustainable Development Goals and we launched a challenge based on SDG 11 – “Sustainable Cities and Communities” in 2021, and based on SDG 12 – “sustainable production and consumption” in 2022; and
•	in partnership with Stellantis and Accenture, we have launched the first standalone 5G pilot for the automotive industry in Brazil applied through a private network, which uses AI and cloud computing.

The year 2022 was marked by several challenges, such as the reopening of face-to-face events, new opportunities in our partnerships, and bringing together startups that are in the scale-up phase:

•	we and Inatel (National Institute of Telecommunications) are developing solutions in the city of Santa Rita do Sapucaí since 2022 regarding IoT and smart cities based on IoT Mobile solutions with applications that could improve the quality of life of citizens, development of intelligent tools and enable new processes of public administration; and

•	we started offering private networks, with edge core and Multi-Access Edge Computing (“MEC”) capabilities on a customer’s premises, allowing for the deployment of high throughput, low-latency, and high availability services on 5G. Also in 2022, TIM ran a proof of concept with a customer in the automotive industry, successfully demonstrating an automated quality conformance use case. The first commercial deployments started in 2023, at customers in the agri-food and port logistics segments.

In 2023, TIM has joined the Conecta 2030 Project, a collaborative effort, with partners as IPFacens (Research Institute of the Facens University Center) and Stellantis. Pursuant to this project, IPFacens received a R$3 million grant from the Brazilian government, dedicated to enhancing pedestrian, and cyclist safety through cutting-edge technology and 5G connectivity. This project remained ongoing through 2024.

The initiative allows selected companies to have space to test, improve and use cloud services, and thus be able to accelerate the process of development, testing, and, finally, delivery of the product to the end customer. It represents an opportunity to explore an extensive portfolio of services and devices focused on 5G and the IoT, thereby accelerating applications, which will give even more visibility to the Brazilian industry. The program offers opportunities to network, knowledge, and benefits to help address startups’ challenges.

In the same year, we organized strategic agendas for our directors at the Innovation Day, aiming at fostering connections and generating business, being an event exclusively customized for each board, taking into consideration their main challenges. Throughout the event the main decision-makers from each board are exposed to innovative solutions, high-impact connections, and the possibility of partnerships with startups from the innovation ecosystem. In 2023, we promoted four innovation days, for the chief revenue office, people culture & innovation, chief of technology office and new business & innovation, resulting in connections with 57 startups.

Through the internal Challenge Solution initiatives through Open Innovation, we carried out four startup hires in 2023 for the following areas (i) non-commercial anti-fraud, (ii) sales support and (iii) network development.

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

In July 2024, we were recognized as one of the 20 most innovative companies in Brazil with the Innovative Workplaces 2024 award, presented by MIT Technology Review Brazil. This recognition, awarded to us for the first time, highlighted best practices in open innovation, processes, services, marketing, sales, data decisioning, diversity, and management. During the ceremony in São Paulo, we reaffirmed our ability to engage teams and partners, positioning innovation as a central pillar of our operations and strategies.

In August 2024, we excelled in the 10th Valor Innovation Award, achieving a Top 3 ranking in the sector category. This award recognized key criteria, such as the intention to innovate, efforts, results, and knowledge generation. Notable cases included the Test Drive + Apple One initiative in the B2C segment, smart public lighting in Porto Alegre in the B2B segment, and the Gerando Falcões and Caminho Delas projects, which combine social impact and technological innovation.

In October 2024, we ranked among the Top 46 companies for startup engagement in the Top Open Corps ranking and Top 3 ranking in the sector category, organized by 100 Open Startups. We stood out as one of the companies that invest the most in open innovation in Brazil. The evaluation considered factors such as training and mentoring, acceleration, supply, R&D pilots, and financial investments.

Another milestone was the Hacking Her 2024, a hackathon exclusively for women, aimed at promoting female inclusion in leadership positions within the technology sector. Led by our CIO Auana Mattar, the event gathered 34 teams and 500 participants. We achieved first place with 13 finalist teams, followed by Senac and Sebrae. The finalists had the opportunity to present their projects to our innovation, recruitment, and diversity teams. The winners participated in an immersion experience at our headquarters, where they presented their ideas directly to company leaders, reinforcing our commitment to diversity and innovation.

A strong brand

We believe that our brand, TIM, since the commencement of our operations, has been recognized for leading important developments in the Brazilian telecommunications market and, consistent with our brand identity, we continue to position ourselves at forefront of society’s digital transformation. Our brand tagline “Imagine the possibilities”, invites our customers to view the future in a positive light and demonstrates our commitment to being alongside them as they face new challenges, opening a world of opportunities. To reinforce the positioning of our brand as a brand that values our customers and brings advantages beyond just gigabytes of data, in 2024 we launched an innovative partnership with one of the world's largest beer manufacturers, Ambev, through a summer campaign with the slogan 'Get a Top-up', offering exclusive discounts for customers, transforming prepaid credits into discounts on Zé Delivey (a drink delivery app). In a similar way, beginning in the second half of 2024, we innovated by sending cashback via money to users' checking accounts, through transfers via PIX (financial direct transfer), for top-ups made through its app. Since 2015, we have been the leader in 4G coverage throughout Brazil, even connecting Brazil’s countryside to help facilitate technological innovation in the agribusiness sector - we have approximately 20 million hectares with 4G coverage. Furthermore, we pioneered the activation of 5G networks in Brazil, with our first tests carried out in 2019, and we demonstrated our preparedness for the next generation of mobile networks by launching 5G in all Brazilian state capitals in 2023. Since then, we have stayed ahead of the competition in number of cities covered by 5G (more than 600 cities), reinforcing the network strength with the use of “Leader in 5G” claim in the brand communication. We continued to foster our values and beliefs in diversity in inclusion, in 2024, for the second consecutive year, we received recognition from the Instituto +Diversidade and the Human Rights Campaign, the BR Equity Seal - such actions have a profound impact on corporate culture and are part of our strategic plan. Lastly, we kept strengthening our brand association with music through sponsorship of several music events, including the largest festival in Latin America, Rock in Rio, and also, the sponsorship of Festival de Verão Salvador (traditional music festival in Bahia), TIM Music Rio (free concerts on the beaches of Rio de Janeiro) and TIM Music Noites Cariocas (the most iconic event in Rio), adding TV broadcast sponsorship to communicate that “With TIM 5G, music doesn’t stop”.

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

Among the technologies assessed and approved at the TIM Lab environment are certain extremely important technologies to support the network evolution, and business strategy including (non-exhaustive):

•	mobile technologies, such as NB-IoT, 5G NR, etc.;
•	RAN sharing techniques;
•	Open-RAN solutions;

•	transport network solutions, such as Defense Wavelength Division Multiplexing (DWDM), disaggregated transport solutions etc.;
•	broadband/fixed network expansion test scenarios and Multi InfraCo’s scenarios (together with VTAL), with a focus on the interoperability tests of TIM CPEs in the InfraCo’s network, in addition to the various support and testing fronts with I-Systems;
•	network optimization and automation solutions;
•	power saving features;
•	IP multimedia networks (VoLTE, video over LTE, WiFi calling services, completely laid out functional blocks, and enabled by an IP multimedia subsystem platform);
•	network functions virtualization (NFV);
•	MEC; and
•	5G network slicing.

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

The integrated learning program “Onda Digital” (Digital Wave) was launched in 2023 and consolidated in 2024. The program aims to boost the essential digital mindset and technical skills development as part of our digital transformation. As for 2024, the following educational initiatives stood out:

•	TIM Digital & Cultural Mindset Program: unprecedented and custom-created instrument to assess and understand the digital maturity of our professionals and leaders – from the perspective of 6 soft skills: creative thinking, curiosity (learning agility), collaboration (relationship management), sense of responsibility, digital problem solving and focus on the customer experience. These competencies have been referenced according to global benchmarks. In 2024, customized learning journeys were structured for each one of the 6 mapped skills. 35% of our professionals are already enrolled in these journeys.
•	TIM Data Academy: more than a training initiative, this academy seeks to boost value generation to our business with advanced analytics, increasing the success of use cases and developing business opportunities, fostering, in a big scenario, our data-driven culture. In 2024, 974 professionals were enrolled in this academy.
•	TIM Artificial Intelligence Academy: learning journey on AI, which was developed in a personalized way, offering multiformat contents to specific professional groups and a basic AI literacy course for 60% of our employees (approximately 5,700 people).
•	TIM Agile Academy: educational training for 460 employees in agile methodologies, contributing to the organization agility, with proper application in company projects.

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

In addition, we belong to a select group of companies comprising the portfolio of the Corporate Governance Index and the B3 Tag Along Stock Index, comprised of companies that have been committed to adopt better co-sale protection to minority shareholders, have actively traded in 30% of the trading sessions and do not constitute a penny stock. We are for the seventeenth consecutive year part of the portfolio of the Corporate Sustainability Index of the B3, an index comprised of companies that have a strong commitment to sustainability and social responsibility. In 2024, we also remained one of the constituents of the S&P B3 Brazil ESG and S&P Global LargeMidCap ESG Indices. In January 2024, we were selected to remain in the portfolio of the Carbon Efficient Index, or ICO2, of the B3, with the commitment to measure, disclose and monitor our greenhouse gases, or GHG, emissions, and we were selected to remain in B3’s Great Place to Work Index, or IGPTW, since we remained a GPTW certified company in 2024, recognizing us an employer that creates an outstanding employee experience. The constant pursuit of best environmental, social and governance practices also ensures our presence in several international indexes and ratings, such as FTSE4GOOD Emerging Markets, FTSE4GOOD Latin America, MSCI AWCI ESG Leaders, MSCI Emerging Markets ESG Leaders, FTSE D&I Index, among others.

We are the first and only telecom operator listed on B3’s IDIVERSA portfolio, launched in August 2023, which recognizes Brazilian companies committed to racial and gender diversity. In 2021, we became the first Brazilian operator to integrate the FTSE Diversity & Inclusion Index (formerly Refinitiv D&I Index), occupying the first position globally in the telecom sector. The index measures the performance of more than 15,500 companies based on diversity, inclusion, and career development initiatives. In 2024, we maintained for the fourth year in a row our leadership in the telecom sector and among all Brazilian companies in the FTSE Diversity & Inclusion Index

As a signatory to the Global Compact since 2008 and UN Women since 2021, we promote projects related to the Sustainable Development Goals (“SDG”) and recognize the rights to data privacy, safe internet, access to information and freedom of expression as essential and unnegotiable as part of our efforts to respect Human Rights.

As part of our commitment to society in addressing climate change, we conduct periodic mapping of the sources of emissions in our activities. We are able to do so by preparing annually a GHG inventory in accordance with the guidelines of the GHG Protocol (which sets the global standard for how to measure, manage, and report greenhouse gas emissions) and also by working with us in Italy to establish goals aligned with the Science Based Targets Initiative (SBTi), since the companies controlled or related to the TIM Group in Italy (“TIM Group”) joined the initiative in July 2021 with the challenge of keeping global warming limited to 1.5°C, as established in the Paris Agreement. The SBTi aims to promote the best reduction and offsetting of GHG emissions in line with climate science. Since 2010, we have reported our greenhouse gases (GHG) emissions by means of the Carbon Disclosure Project (“CDP”) – the largest database of primary corporate climate change information in the world – and publishes its GHG emissions inventory in accordance with the Brazil GHG Protocol Program. Since 2021, the CDP questionnaire has been integrated by B3 as a crucial part of the methodology for the selection of the constituents of the Corporate Sustainability Index. In 2023, our CDP Climate Change Score improved from B to A, and we were selected to integrated the CDP A-list.

Since May 2022, we have publicly declared our support for the recommendations by the Task Force on Climate related Financial Disclosures (TCFD), demonstrating our commitment to better information as a basis for understanding climate risks in our transition to a low carbon economy. We have also aligned our approach to climate risks and opportunities with the TCFD recommendations and published these in an issue brief, updated yearly.

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

Our ESG plan is annually updated together with our strategic plan. Among the established goals for the 2025-27 period, one of our environmental goals is to become a carbon-neutral company by 2030, and net-zero carbon by 2040. In addition, we have undertaken to maintain a policy of using renewable sources for 100% of our energy consumption and to increase by 110% the energy efficiency in data traffic (against the base year of 2019) by 2025. From a social perspective, the main commitments are for our workforce to be comprised of more than 25% of black people and more than 36% of women in leadership positions until 2025, to reach 32 million connected hectares, and to keep our level of employee engagement of at least 82% until 2025. Some of these goals have been included in our MBO and LTI compensation programs, such as the percentage of employee engagement, renewable energy, women in leadership positions, ecoefficiency, recycling of solid waste, black people in leadership positions and reuse or recycling of solid waste. We have obtained the ISO 37001 (anti-bribery management systems) and, in 2022, also obtained the ISO 27001 (information security management). Both certifications are key components of our Corporate Governance pillar, which aims to uphold best practices and standards in transparency and anti-corruption, cybersecurity and data protection, and our positioning in ESG indexes and ratings.

In 2024, we made significant progress in its take back program for post-consumer electronic waste, with an increase of 316.4% compared to 2023 in terms of the amount of electronic waste captured, with a recycling rate of 98.3%, thus reinserting the relevant products into the transformation chain for other products and contributing to a reduction in the extraction of new raw materials, thereby stimulating the circular economy. There are more than 284 collection points, distributed nationally in our stores and buildings.

Additionally, to guarantee a supply chain that adheres to its mission, we carry out the qualification of companies that participate in the bidding process for services considered critical from a socio-environmental point of view, based on the assessment of direct or indirect risks associated with social, environmental, health and safety aspects. In 2024, 298 suppliers were evaluated, and those who failed were not authorized to continue with the contracting process with us.

We were also recognized with the 2024 ANATEL Accessibility Award for offering inclusive environments and services for people with disabilities. We strengthened its stance against racism by receiving the Procon SP Efficiency Seal and participating in the Procon SP Racial initiative in partnership with Zumbi dos Palmares University, promoting the "10 Principles for Combating Racism."

To reduce inequalities, we established partnerships with apps such as SOMOS+ and Mulheres Positivas, offering training and employment opportunities for transgender individuals, women, and professionals aged 45 and older. Additionally, collaborations with organizations like Gerando Falcões, Gerando Valkírias, and As Maras supported the training of sales professionals in technology, circular economy practices, and digital inclusion. These efforts included the provision of 5G Kits to the Marte community in São Paulo, along with opportunities for participants to join TIM at the end of the programs.

Highly qualified and experienced executives and controlling shareholder support.

We have a team of highly qualified executives, widely recognized in the industry and possessing extensive experience in telecommunications markets in Europe and emerging countries. Our executive compensation policy seeks to align the interests of our executives with those of our shareholders, through variable compensation plans and share-based incentives that reward good performance and the accomplishment of certain goals.

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

We are crafting the next generation with a well-defined strategy based on (a) being the preferred telecom operator in Brazil with increasing returns, (b) shaping a new business to business (B2B) market with high growth opportunities with the use of the IoT, (c) profitable growth in the broadband market by a selective approach and (d) intrinsic efficiency for the business with strict capital allocation and expenditure discipline.

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

In order to grow profitably in the broadband market, becoming more efficient and flexible, our go-to-market strategy has been optimized, evolving from a traditional broadband provider to an asset-light model, enabling a mobile-like go-to-market, based on (a) competition driven by best value proposition, (b) revenue increase by expanding cross-selling offers to new areas and (c) massive communication to clients. To achieve this strategy, we have built the best value proposition and developed distinctive customer experience supported by the best offer and best service and will keep focus on high quality instead of fast results, leveraging a sustainable and profitable growth.

We are strengthening our core business to generate cash flow to sustain new avenues of growth and increase shareholder remuneration. We believe that this unique combination of elements, with ESG agenda embedded in our business strategy, will result in the best value proposition for the investor community.

In an effort to generate high value for shareholders and also finance our best value proposition to clients, we have focused on efficiency leadership. We have one of the highest EBITDA margin in the sector in LATAM and we will keep working on improving our operating free cash flow with efficiency initiatives such as (a) keeping our costs under control with traditional digitalization plans, (b) taking digitalization to the next level by expanding machine learning and AI/generative AI across the organization, (c) optimizing leasing through new market dynamics with TowerCo’s (an independent company that builds, maintains and develops “passive” infrastructures to install the “active” equipment for telecom companies), and leveraging network sharing agreements (2G decommissioning and single grid) and (d) keeping capex sustainability by robust spectrum portfolio and network quality with traffic offload from 4G to 5G.

We are accelerating the adoption of AI across our areas focused on efficiency and agility, taking this as strategic subject and we do expect to have more results also impacting our customer experiences on caring, sales, marketing campaigns, self-service, self-healing, through all digital channels available in a coordinated and data/context unique integrated approach.

Strategic Alignment and Cultural Evolution

To align our business strategy with the interests of our employees and to culturally ensure our leadership focus, in 2023 we carried out a cultural diagnosis study, based on an internationally recognized methodology. The objective of this study was mapping existing values in our current culture and our desired culture values, identifying opportunities for its evolution and providing appropriate behaviors and a favorable environment to achieve the expected results.

This study generated a communication plan to our team focusing on ensuring simplification and understanding the strategy's priorities, bringing awareness and commitment through the launch of the internal campaign named “Identity 101” which was based on 3 pillars: “Customer First”, “Zero Barrier” and “You, Protagonist”.

As part of our cultural evolution, leaders were once again brought to commit to a set of cultural values that would guide our behavior and decision-making process, on a day-by-day basis, contributing to the achievement of business results. The values are: “Surprise the Customer”, “Be Protagonist”, “Overcome Barriers”, “Build Trust”, “Promote Inclusion” and “Think Big”.

Cultural values were connected to our performance evaluation process, corporate climate survey and as well to other people management initiatives.

Protecting the value of our prepaid customer base and aiming at the growing postpaid segment, shifting focus from absolute market share to revenue share, and strengthening our existing customer base.

After two years of unusual circumstances – including in 2022, the market presenting a series of disconnections of inactive prepaid lines acquired by leading carriers from Oi Móvel’s mobile business – in 2023 and 2024, the Brazilian mobile telecommunications market returned to the trend of general reduction in the number of prepaid customers seen until 2020. Such performance is reasonable, as many users have sought better value for money, migrating to control plans (postpaid) due to the increasing need for internet access. We maintained our strategy to be chosen as the single SIM provider for the prepaid consumer market by providing offers that are attractive and valuable to customers while maintaining our reputation for quality and innovation. For the prepaid consumer market, our key priority is to offer simplification to improve customer experience with continued evolution of digital channels, while for the postpaid consumer market, our plan is to grow based on a “Mobile Challenger” approach pushing migration from prepaid, leveraging the benefits of 4G coverage leadership and establishing a customer long-term relationship driven by loyalty initiatives. We are continuously improving the digital channel and sales models experience. In the business-to-business market, we intend to leverage consumer offers and channels to gain market share in the small and medium businesses, or SMB, segment. We are also pursuing the development of targeted markets such as the IoT, and the machine-to-machine market, or M2M, beyond simple connectivity, and evaluating business opportunities for the application, using the 5G network. Moreover, we are improving our sales channel strategy to increase not only efficiency but also sales productivity. Our growth strategy is mainly focused on addressing the potential for mobile Internet in the Brazilian market, particularly increasing mobile Internet penetration and data traffic. We believe mobile operators are in a strong position to address the demand for broadband in Brazil, with the ability to provide flexible price plans affordable to most of the Brazilian population. The lack of fixed infrastructure is still an issue for accessibility to fixed broadband, especially in suburban areas, making mobile coverage more suitable for such customers without broadband access. In addition to providing affordability and coverage advantages, mobile operators appeal to the new cultural demand for Internet connectivity at all times and in all places.

In addition, our strategy also involves positioning ourselves as a partner of our existing customer base, by increasing their loyalty by offering exclusive products to existing customers, focusing on value-added services in our offers, and by differentiation in our products and services. Value-added services represent an important part of our strategy, as it is already a relevant market and has high growth rates with the potential to increase revenue streams. Such services are generally launched through a partnership with an established OTT player. We believe the foregoing strategies will allow us to strengthen customer loyalty without requiring us to incur higher costs, as increased traffic within our own network does not significantly increase our operational costs. We are also investing in new channels, to bring new customers to us and to enhance each customer’s experience. We are constantly seeking new customers through new marketing efforts and promotional initiatives. Another important growth factor is expected to come from our digital strategy evolution, with an increased role in the growing M2M and IoT ecosystem, exploring new revenues opportunities including being more than just a connectivity provider, offering a platform (analytics, big data, mobile advertising, etc.) and a content offer aggregation to support mobile and fixed service revenue growth. Capitalizing fixed-mobile substitution in voice and traditional services.

We seek to capitalize on the existing opportunity of fixed-mobile substitution in voice and data traffic and encourage the use of mobile devices, rather than landlines, for long distance communication and Internet. We believe that the main advantage of our product offerings is that our customers can use our growing mobile network.

Providing affordable Internet access

Mobile network technology has created a business opportunity for CSPs to offer more affordable connectivity services to individuals, which brings benefits for both customers and the mobile operator. We are offering our prepaid and postpaid customers competitive data usage plans through wireless handsets or other data devices (e.g., tablets, wearables, etc.). We believe that our telecommunications activities generate positive impact beyond our business. Access to mobile telephony and broadband internet services allows not only communication, but also creates countless opportunities for people and companies, functioning as a powerful tool for innovation. This transformation also enables digital inclusion through the provision of connectivity to regions without access to these resources, such as isolated communities, rural locations and low-income areas. Our focus on increased data usage among our customers is also influenced by our ability to effectively manage our handset and accessories sales, with a focus on entry level 5G smartphone models that will be ready for the deployment of our 5G network, providing quality Internet access. This approach allows us to offer our services at a highly competitive price, offer convenient payment methods, meet market demand and allow for opportunities for innovation. The result of this strategy can be seen in the increase in our number of data users and in smartphone penetration, especially in 5G. Leading mobile Internet growth in our sector is a key pillar of our strategy, since we see this as the most important market in terms of growth and size in the foreseeable future. Our marketing efforts have also been designed to stimulate Internet usage and leverage our 4G and 5G networks by providing for suitable and affordable postpaid and prepaid Internet plans.

Construction of a unique infrastructure network in the Brazilian market and improving our network

We are committed to developing a robust network infrastructure capable of serving our customer base and anticipating new trends and technologies in the industry. The development of this infrastructure requires both organic (planning and infrastructure development projects for the existing network) and inorganic (acquisitions) investments. As part of our strategy to focus our investments on infrastructure, TIM Participações acquired Intelig (now known as TIM S.A.) in December 2009, in order to establish our own fiber optic network and develop automation projects. TIM Participações also acquired the company formerly known as AES Atimus (later TIM Fiber, which was merged into TIM Celular in 2012, and TIM Celular was merged into us in 2018) in 2011 to strengthen and expand our fiber optic network and in 2022, we acquired Oi Móvel’s mobile assets (together with Vivo and Claro) to improve our market position, capturing better economies of scale, synergies and optimizing investments, and also our operational efficiency, aiming to offer better UX for our customers.

We provide 4G technology in 100% of Brazilian cities since the end of 2023, which positions our brand as the market leader in terms of 4G coverage. TIM has developed partnerships with road concessions and in 2024 began a project to bring 4G coverage to more than 4,700 kilometers of highways in Brazil. We have secured a premier position in mobile network quality by leveraging our superior spectrum capacity and advanced 5G coverage. We have been repeatedly nominated by OpenSignal, as the telecommunications company with the best Brazilian Network Consistency Quality Index (in a long-term view, from October 2022 until September 2024, ranking highest for the index in over two-thirds of Brazil’s 27 federative states). In addition, we harness advanced 5G to reshape our market positioning and perception, delivering high-end customer experience to our clients with a 5G rollout strategy that put ourselves ahead of other operators in terms of number of municipalities covered with 5G technology, covering more than 600 Brazilian cities with our fifth-generation network, bringing 5G to almost 70% of Brazil's urban population by the end of 2024, consolidating our position in faster and lower-latency 5G technology

Strengthening our expanding core and developing our recent new businesses.

We have continued our plan to strengthen and expand our core sectors. TIM UltraFibra offers high quality ultra-broadband, with high-speed data connection. To navigate our way through new markets, we, through partnership with I-Systems and others, have accelerated our footprint expansion, FTTH network coverage and continued to grow, prioritizing the consolidation of already active clusters. We ended 2024 with growth of 42% YoY of total homes passed (HPs) with fiber, operating in 212 cities, and with an ARPU increasing by 3.2% when compared to 2023.

TIM UltraFibra ended 2024 with 790 thousand connections, increasing the FTTH base by 33.4 thousand accesses (a increase of 4.7% YoY), maintaining its growth trajectory, with the FTTH base as the main lever. Higher value plans, with speed above 100 Mbps, continue to gain more relevance, reaching a 94% of the total base on December 31, 2024. We intend to continue expanding TIM UltraFibra services through the Neutral Network model, in partnership with I-Systems and Vtal (current contracts). These companies act as infrastructure vehicles with the mission of deploying, operating, and maintaining last-mile infrastructure for broadband access, following a strategy of converting capital expenditures into operational expenditures, with a positive impact on our free cash flow.

Since 2020, we have been developing an innovative customer platform strategy that aims to monetize our customer base. Strategic partnerships, together with Mobile Advertising, yielded revenues of approximately R$188 million in 2022, R$162 million in 2023 and R$219 million in 2024.

Following the same approach, in May 2022, we announced a new strategic partnership, this time focused on the digital security market and entertainment. This partnership was initiated between the FS group and us with the creation of EXA, a new brand dedicated to digital solutions for end consumers. EXA began to offer reading solutions to our customers directly in their plans through the Ayabook and Aya Minibooks applications (which provide access to digital books) and through Bancah (which provides access to several Brazilian newspapers and magazines). As a result, more than 40 million of our customers can benefit from these services.

Large AI adoption in core domains (network operations, customer care, etc.) to decrease the total cost of ownership, in partnership with big players such as Google and Microsoft.

We are accelerating the implementation of AI across our areas that are focused on efficiency and agility, taking this as strategic subject and we do expect to have more results also impacting our customer experiences on caring, sales, marketing campaigns, self-service, self-healing, through all digital channels available in a coordinated and data/context unique integrated approach.

Sales and Marketing Strategy

Our recent sales and marketing strategy has been characterized by:

•	a focus on improving our positioning towards high value consumers, by offering a variety of plans bundling voice, data packages, and certain free access to applications, as well digital value-added services (i.e. music, e-reading and video streaming) with an expanded focus on 5G solutions (cloud gaming, augmented reality (AR)/virtual reality (VR), etc.). The approach for this segment is driven by the strategy of adding value for the customer base and providing users with a custom experience;
•	strengthening of our strategy in respect of the migration of customers away from the prepaid segment, by focusing on recurrent offers instead of daily offers and therefore boosting consumption;
•	a continuous evolution of our postpaid plans, within which we are pursuing a number of strategies, including: (i) a review of our offers in order to stimulate the sales of postpaid plans, with discounts in services and handsets, according to the commitment of the customers; (ii) add value, including value-added services as part of our plans, without extra charges; (iii) creating new markets for postpaid plans, according to our customers’ usage profile; (iv) creating new opportunities for transitioning the higher spending prepaid and TIM Controle customers to postpaid; (v) creating customizable plans for streaming subscription by the postpaid customers; and (vi) launching 5G dedicated offers to monetize our investment in 5G, providing additional data allowances and exclusive contents to our high end customers;
•	an effort to maintain our position as an innovator by relaunching TIM Black Família, as the first mobile plan in Brazil with flexible bundle for streaming subscription where the customer can choose between premium streaming services in their plan. The portfolio also includes the following on all family plans: large data packages to share with up to six lines, data rollover, international roaming (including data package for use in the American continent, seven days of unlimited WhatsApp and 30 minutes of voice) and a new app experience with many new functionalities, such as Internet control and self-care provisioning, which allows the owner of the contract to share Internet with the other lines through the app. In addition, the TIM Black portfolio has benefits like data rollover and international roaming (data package for use in the American continent);
•	exclusive and distinctive partnerships with major digital brands to boost loyalty and monetization. We have launched exclusive deals with Netflix, HBO, YouTube, Disney, Apple and Amazon throughout the last few years. During 2023, we launched an exclusive partnership with Apple to bundle its Apple One services offers with distinctive deal on iPhones. This strategy has proven to be highly successful given the rapid increase in our high value, postpaid customer base;
•	a monetization process in respect of our postpaid customer base, leveraging ARPU, via a “more for more” strategy and end-to-end product offerings which result in higher revenue generation;
•	In 2023, aiming on increasing postpaid sales, we started a consolidation movement in our retail store chain, reducing the number of partners through acquisition of smaller groups – making them larger, reducing their scale costs and increasing productivity. We also launched an excellence program that incentivizes our dealers with a higher quality of service and standard;
•	a restructuring of our small and mid-sized businesses segment, targeting the growth of the overall sales force to boost mobile sales. This strategy will continue to meet customer needs and achieve alignment with industry demands; and
•	at the end of 2021, we changed our organizational structure to bring together under a single team all areas related to the strategy and development of digital sales operations, including ecommerce and other remote channels such as omnichannel, marketplace, live commerce and telesales, in the consumer and small and medium-sized companies segments. The new team will be responsible for strengthening and boosting the development and management of this sales channel.

We are negotiating a new partnership with an educational group in Brazil to offer greater value and exclusive benefits to our customer base and expand access to digital education services.

In the corporate segment, we continue to work to increase our B2B market share, through the improvement of the Traditional mobile & ICT portfolio, added to the launch of new solutions.

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

Consumer Plans

In 2024, we continued to improve our positioning towards high value consumers, offering a variety of plans bundling voice, data packages and free access to certain applications, as well digital value-added services (i.e. music, e-reading and video streaming). The approach to this segment is driven by the strategy of adding value for the customer base and ensuring users a premium custom experience.

The 2024 year was a prodigious one for our consumer offers. In alignment with our innovation DNA, we launched TIM Pre XIP and expanded the scope of our partnership with entertainment brands and streaming services to our control plans.

Within the consumer business, our main plans include:

Prepaid Plans

•	TIM Pré XIP: Offerings launched during 2024 were built to provide a full experience with simplicity, by adapting consumption according to balance and recharge; boosting benefits (unlimited network calls, unlimited calls for other carries using code 41, adaptable data packages and SMS). We expanded the offer benefits by including WhatsApp in any recharge value and a progressive cashback through PIX, while at the same time creating incentive to digitalization through Meu TIM app.
•	TIM Beta: With an exclusive feel, this plan focused on young and digital customers that can only enter by invitation send by existing members or participating in a journey and accomplishing tasks to conquer their own invite. Currently, TIM Beta is only offered as a monthly subscription that includes Deezer Premium and exclusive data packages for YouTube, Netflix, TikTok and Instagram.

Postpaid Plans

In the higher value postpaid segment, we have maintained our position in the market as an innovator and disruptor with our new TIM Black Família and TIM Black plans, discussed above, improving our portfolio by offering large, shared data packages with monthly video streaming subscriptions.

TIM Black Família plans start at R$209.99 for an entry level plan with unlimited off-network calls, 30 Gb shared data package (for one main line and one dependent), and 10Gb data for OTT applications such as WhatsApp, Facebook, Instagram and others. The main offer is set at R$304.99 (for one main line and three dependents) with unlimited off-network calls, 100 Gb shared data package, Netflix, HBO GO or YouTube Premium monthly fee included, and 10Gb data for OTT applications such as WhatsApp, Facebook, Instagram, data rollover, international roaming (including data package for use in the American continent, seven days of unlimited WhatsApp and 30 minutes of voice) and others.

TIM Black plans start at R$119.99 for an entry level plan with unlimited off-network calls, 15 Gb data package (for one main line), and 5Gb data for OTT applications, such as WhatsApp, Facebook, Instagram and others. The main offer is set at R$149.99 (for one main line) with unlimited off-network calls, 25 Gb data package, data rollover and international roaming (data package for use in the American continent) and other benefits like 5Gb data for OTT applications and value-added services such as music, e-books and magazines.

Control Plans

Our Control plans (“TIM Controle”) are a hybrid between our prepaid and postpaid plans, with fixed price billed to the customer monthly, either via credit card or digital account. Once customers of TIM Controle have reached the limit of their data plan, the data transmission is no longer available and the user has two options: (i) to repurchase a data package or upgrade to higher tariff plan; or (ii) to wait for the next data period to commence, which varies by plan, at which point his data availability and usage limit are renewed in full. Postpaid customers can also purchase a data package to navigate in full speed, but the usage is not blocked when they reach the limit of the data package.

TIM Controle plans start at R$57.99 with unlimited calls and 15 Gb Internet. The main offer in the TIM Controle portfolio (which has a commercial focus) is set at R$69.99 with unlimited calls, 19 Gb Internet and unlimited data for OTT applications.

Beginning in 2024, our control plans offer premium partnership benefits with the major entertainment brands in streaming: Amazon, Paramount, Netflix, Disney, etc. It is a pioneering move, and we were the first carrier to offer such benefits for the control segment.

Corporate Plans

The strategy in mobile & ICT market is to strengthen our core business by evolving the traditional fixed and mobile portfolio both voice and data, while capturing new opportunities with new solutions segment, reinforcing our position as a significant player in large companies’ segment. We continue to evolve our value-added solutions to meet the broader needs of our premium customers.

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

In 2024, we introduced TIM IoT Solutions, which marks a significant step in reinforcing our expertise to drive the digital transformation of Brazilian industries. Positioned as a key enabler of new business opportunities through the IoT, we are focused on key sectors such as agribusiness, utilities, logistics, and industry 4.0.

Translating into numbers, these initiatives represent more than 5,600 km of highways covered. Over 220,000 functioning streetlights, with more than 340,000 sold in several municipalities. Reinforcing our leadership in agribusiness, we surpassed the mark of 19.7 million hectares covered with 4G.

Value-Added Services

We constantly seek to increase value to our customers through innovative offers and products. We offer, directly or through agreements with third parties, value-added services in varied categories, such as education, music, reading, games, videos and social networks.

In 2022, we launched what we consider to be the most innovative offer in the Brazilian prepaid space, made possible by partnering with Amazon. Pursuant to our offer, all prepaid customers are granted free access to Amazon Prime Video. This has generated a spending increase of 20% for our prepaid base using the service.

In 2023, we launched an exclusive deal to offer Apple One bundled in our TIM Black Familia offerings. Apple One is a single offer include Apple’s best digital products in Music, Games, Cloud and Streaming. We also continue the improvement of our portfolio through additional services provided by new strategic partners.

In 2024, we expanded our offerings by launching our choice bundle mechanics in TIM Controle, allowing mid-segment customer to enjoy perks from the major streaming brands in the world.

Digital Channels

In 2022, we continued to develop our digital channels as well as the insurance services we relaunched in 2018 with a new portfolio of services, allowing us to take a broader approach to this market. We launched new digital customer service channels aimed at maximizing convenience for our customers. We continued to use a new tool called DialMyApp, which displays a visual interactive voice response (known as IVR) on the customer’s phone whenever they call the contact center from an Android device. The goal is to enable our customers to resolve their issues directly on their smartphones without needing to go through the traditional phone service. We achieved first place in customer engagement on this platform among all Brazilian telecom companies.

We also continue to use customer service through RCS, a Google platform that allows easy interaction with our customers, featuring user-friendly visual elements and a more attractive cost composition. Once again, we were the first telecom company to launch this service in Brazil. In addition, we started the process of internalizing pre- and postpaid migrations under the leadership of the board dedicated exclusively to digital and remote channels, created in 2021.

In 2023, our primary objectives focused on increasing the share of proprietary channels, advancing the internalization process of e-commerce, and redesigning the MEU TIM app to strategically enhance the customer experience, expand the user base, and improve their digital journey. In 2024, we successfully implemented the second phase, which includes new features related to activation, portability and eSIM processes, eliminating completely the dependency of all external vendors. In 2024, we completed the development of the MEU TIM app. We successfully completed the initial phase of relocating operations and the e-commerce system in-house, eliminating dependency on external vendors. This change resulted in a new sales record and a significant improvement in unassisted sales channels. Our primary focus has been on enhancing the customer journey by prioritizing the optimization of conversion rates and the equalization of digital services across all channels, providing a truly omnichannel experience, and reducing the operational cost of human-assisted services. We aim to advance the text-based service front by rethinking the current experience with a unified chat platform. On our website, our goal is to provide greater personalization for customers, facilitating their interaction with us and directing leads to the appropriate channels. These initiatives, in addition to positioning the MEU TIM app as the primary customer touchpoint, also establish all digital channels as the main customer service alternative.

We have also initiated the centralization of all communication tools, such as WhatsApp and chatbots, into a single application. In 2024, we began focusing on sales processes like abandoned cart recovery, re-engaging customers who added items to their online shopping cart but did not complete the purchase. Additionally, we worked on Receptive Sales, aiming to identify and engage potential customers who have shown interest in our products. For 2025, we plan to integrate all customer care processes into this centralized application, including generative AI-powered chatbots. This will streamline our customer service by providing a unified platform for all interactions.”

Customer Service

In order to serve our customer base of almost 61 million customers, we aligned the insourced/outsourced service operations with the best practices of the Brazilian telecommunications business.

We operate through 21 inbound call centers comprising around 9,429 sales and customer services representatives, of which 4 sites are specialized partners in customer service, with around 46,459 representatives in hybrid model (on site / homebased) and 1,378 own attendants in a 100% remote model, focusing on high-value customer service, core processes and critical “referral channels”.

As of December 31, 2024, we had approximately 16,000 points of sale through premium shops and dealers (exclusive or multi-brand) and consolidated partnerships with large retail chains. This figure includes 158 of our own stores. In addition to these retail stores, our customers have access to prepaid phone services through supermarkets, newsstands, and other small retailers, totaling more than 160,000 points of sale throughout Brazil.

In December 2021, we launched a new store model intending to offer a welcoming service, combining experimentation and innovation. Since then, we opened six concept stores and over 62 stores in this new model. For 2025, our ambition is to renovate 33 points of sale, reaching 59% of total stores updated. The new format has several spaces where customers are able to try out smartphones and accessories that already have 5G technology, as well as equipment for connecting homes using TIM UltraFibra fixed ultra-broadband. In addition to shopping, customers will also find our tech experts available to discuss tips on how to operate their devices and apps, as well as to learn more about technology. For the corporate market, we have more than 386 third-party business partners and 102 employees focused on serving small and medium-size companies and a direct sales force team of 106 employees focused on large companies.

In 2024, TIM reaffirmed its commitment to ESG by implementing initiatives that promote inclusion, diversity, and accessibility in its consumer service channels. Among these initiatives, the creation of safe spaces in stores for women at risk stood out, providing access to the geolocation service "Caminho Delas" via the Mulheres Positivas app.

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

During 2024, we have also implemented the following channels: CHAT MEU TIM (Web and App), and WhatsApp, enabling customers to choose the channel that best serves them, according to their profile, needs and behavior.

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

•	Customer Centric: being customer oriented, understanding their needs, the relationship and the value proposition the customer expects when interacting with us;
•	User Experience: understand the perceptions and reactions of our customers, including their emotions, beliefs, preferences, physical and psychological responses, as well their behaviors before, during and after they use our products, offers and services;
•	Customer Monitoring: making use of tools and techniques such as big data and predictive analytics to extract value from customer information, and to identify opportunities in revenue increase, reduced costs and improved quality; and
•	Crew Experience: with the understanding that our employees are key to create great customer experiences, empower our employees so that it is clear we are a consumer-oriented organization.

In addition, we continued to use the so-called net promoter score (“NPS”) as a fundamental key performance indicator to measure customer experience with our call center. There is an ongoing project to expand this survey to other of our customer service channels.

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

In 2023, we started some use cases with generative AI: virtual agent assistant, speech analytics with call summarization and an evolved chat bot. In 2024, we launched TIM AIX, which helps call center operators as an assistant to get better and faster answers to problems of our customers. We are advancing our service model by integrating generative AI as strategic support for our agents, offering precise guidance on procedures and strengthening resolvability in each contact. This initiative consolidates our strategy of specializing in value journeys, with the aim of delivering efficient experiences and continually increasing NPS.

Additionally, each interaction with our customers is viewed as an opportunity to create additional value, whether through delivering new services or repositioning the customers with personalized offerings that better meet their needs. With this approach, we reaffirm our commitment to innovation, customer satisfaction and sustainable business growth.

Lines of Revenue

Our revenues from mobile and fixed services include: (i) monthly subscription charges, (ii) network usage charges for local mobile calls, (iii) roaming fees, (iv) interconnection charges, (v) national and international long-distance calls, (vi) value-added services, and (vii) co-billing. Additionally, we have revenues from sales of products (mobile handsets and accessories), (viii) IoT solutions setup fee (ix) IoT monthly subscription charges and other customer platforms revenues.

Monthly Subscription Charges

We receive a monthly subscription fee under our postpaid mobile plans, which varies based on the usage limits under the relevant plan.

Network Usage Charges

ANATEL has defined that each National Code (CN) represents a home registration areas. Calls within the same home registration area are considered local calls. Each of our customers is registered as a user of one of our home registration areas.

•	VC1 (local rate): The VC1 rate is our base rate per minute and applies to mobile/fixed or mobile/mobile calls made by a customer located in the customer’s home registration area to a person registered in the same home registration area.
•	VU-M: The VU-M, also known as an interconnection rate for mobile phones or mobile termination rate, is the fee another telecommunications service provider pays for the mobile companies for the use of their network. See “—Interconnection Charges.”

As determined by ANATEL (Act No. 3246/2023), VU-M values are as follows:

Region of the GAP*	Values starting in February 25, 2022	Values starting in February 25, 2023	Values starting in February 25, 2024	Values starting in February 25, 2025
I	R$ 0.01422	R$ 0.01468	R$ 0.01472	R$ 0.01503
II	R$ 0.01550	R$ 0.01578	R$ 0.01599	R$ 0.01650
III	R$ 0.02947	R$ 0.03082	R$ 0.01738	R$ 0.01779

*General Authorization Plan (“GAP”) for Personal Mobile Service

Roaming Fees

We receive revenue pursuant to roaming agreements we have entered with other mobile telecommunications service providers. When a call is made from within our coverage area by a client of another mobile service provider, that service provider is charged a roaming fee for the service used, be it voice, text messaging or data, at our applicable rates. Similarly, when one of our clients makes a mobile call when that customer is outside our coverage area using the network of another service provider, we must pay the charges associated with that call to the mobile service provider in whose coverage area the call originates at the applicable rate of such mobile service provider.

Automatic national roaming permits our customers to use their mobile telephones on the networks of other mobile service providers while traveling or “roaming” in the limited areas of Brazil not covered by our network, complementing our current mobile coverage. Similarly, we provide mobile telecommunications services to customers of other mobile service providers when those customers place or receive calls while in our network. Mobile service providers which are party to roaming agreements must provide service to roaming customers on the same basis that such providers provide service to their own clients. All such providers carry out a monthly reconciliation of roaming charges. Our roaming agreements have a one-year term and automatically renew for additional one-year terms, which are regulated and previously approved by ANATEL.

Recently, ANATEL as a result of the Oi Móvel acquisition, determined the elimination of geographic restrictions on MVNOs (Authorized and Accredited), including for Roaming EIR (within the same registration area). Also, was determined to impose certain conditions, such as (i) reference prices for roaming; (ii) exclusivity of contracting only in Roaming EIR and 5G SA, in addition to demanding an ex-post impact assessment of the regulatory intervention contrary to exclusivity during the 18 months of its validity (until March 2025); and (ii) prohibition, for five years, of charging for M2M and IoT subscriptions (until September 2027 for us).

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

The interconnection fees we were permitted to charge other telecommunications companies, and which other mobile telecommunications companies charge us, have in the past been adjusted by inflation. Transition rules were defined and applied until July 2014, as set forth in Resolution No. 639/2014. ANATEL effectively issued the rule for the definition of reference rates for entities with significant market power, based on a cost model, for VU-M, as well as maximum rates for TU-RL. Since the issuance of Resolution No. 639/2014, interconnection fees have been decreasing based on a specific glide path, until 2019. Starting in 2020, ANATEL has determined that VU-M values will rise slightly again. Currently, Act n. 3246/2023 provides for the VU-M values, See “—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation.”

Long Distance

Telecommunications customers in Brazil are able to select long distance carriers on a per-call basis using the carrier code selection (CSP), introduced in July 2003. By entering in a two-digit code before dialing long distance number, customers can choose their preferred carrier. This regulation also expanded the size of home registration areas, making more calls qualify as local calls and thereby reducing the number of home registration areas.

For mobile customers, we offer long distance services throughout Brazil. This service allows our mobile customers the option of continuing using our service for long distance calls, which we believe strengthens our respective relationship and loyalty, and enhances the perception of our brand as a comprehensive mobile telecommunications provider. Mobile customers of other service providers can also choose to use our long-distance service, by entering the our CSP code.

Under this structure, a customer is charged the VC1 rates directly by us only for calls made to and completed to a number registered within that customer’s home registration area. However, long-distance calls are charged to the customer by the chosen long-distance carrier. When our customer chooses other long-distance carriers, that carrier pays us a VU-M fee for any use of our network for the long-distance call.

VU-M is the fee another telecommunications service provider pays to us for the use of our network by their customers, in this case for long-distance calls. See “—Interconnection Charges.”

STIR SHAKEN - STIR (Secure Telephone Identity Revisited) e SHAKEN (Signature-based Handling of Asserted information using toKENs)

ANATEL has increased actions to combat fraudulent calls and robocalls.  ANATEL encouraged the implementation of STIR/SHAKEN in 2024 to ensure that phone calls are authentic by verifying the caller's number and displaying a message like "Verified Caller" on the user's phone, along with the company logo and the reason for the call (this helps users trust the call and know who is contacting them).

The interconnection routes between large service providers are already configured to trigger the stir shaken and the adoption of companies such as call centers and telemarketing has been gradual.

Number Portability

Due to the large number of small service providers, ANATEL has worked to expand the numbering range that identifies number portability and therefore enables new providers in the Brazilian market.

Co-Billing Services

Co-billing occurs when we bill our customers for long-distance services rendered on behalf of another service provider. Beginning in July 2003, we started providing co-billing services to other telecommunication service providers operating in Brazil. The fee to provide such service to the long-distance carrier is defined by ANATEL and the rate charged to the subscriber follows the rating plan from the long-distance carrier.

IoT Solutions Setup Fee

We receive a one-time fee under our IoT solutions, which varies based on the solution contracted, the number of IoT devices connected and the CAPEX invested by us on implementing the project.

IoT Monthly Subscription Charges

We receive a monthly subscription fee under our IoT solutions, which varies based on the solution contracted, the number and data consumption of the IoT devices and other platforms.

Sales of Product

We offer a diverse portfolio of handset models from several manufacturers for sale through our dealer network, which includes our own stores, exclusive franchises and authorized dealers. We are focused on offering an array of handsets, including essential and smartphones devices with enhanced functionality for value-added services, while practicing a policy of increasing 5G smartphone penetration. Our mobile handsets can be used in conjunction with either our prepaid or postpaid service plans. In 2024, we continued to offer more technological products in our own stores, like videogames, smart TVs, music devices and others.

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

Certain aspects of billing customers in Brazil are regulated by ANATEL. For mobile and fixed telephones, currently if a customer’s payment is more than 15 days overdue, we can suspend the customer’s ability to make outgoing calls if preceded by a notification. If the payment is 45 days overdue, we can suspend the customer’s ability to receive incoming calls, also if preceded by a notification. For residential broadband, currently if a customer’s payment is more than 15 days overdue, we can reduce the speed of the customer’s broadband access and if the payment is 45 days overdue, we can suspend the customer’s broadband access. After 90 days from the customer’s payment due date, we generally discontinue service entirely, with a notification to the customer. Discontinuation of service (cease) is sometimes delayed by approximately 120 days after the due date for valued customers. The rules of suspension and discontinuation of fixed and residential broadband service are the same as those applied for the mobile service. The new user rights regulation (“RGC”) – Resolution No. 765 published in November 2023, established new rules, such as the suspension of charges during the suspension period. The application of these new rules was postponed to September 2025, and we remain, along with other companies in the telecom industry, challenging some of these rules at ANATEL.

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

In 2022, we had our best bad debt ratio over revenue in recent years, even with the challenging economic scenario. Since 2022, there has been a considerable increase in the number of customers using PIX, stimulated by several actions to encourage this method of payment. In 2023, PIX’s penetration in us is higher than the market average.

In August 2024, we launched the new TIM invoice layout, making it easier to understand the bill and highlighting the QR code for payment. In December 2024, 59% of the payments made by our customers were via PIX and we achieve a 98% penetration of digital invoices.

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

Lastly, 2022 was marked by the launch of 5G technology in Brazil, which seeks to meet the demand for higher connection speeds. We ended 2024 having launched 5G technology in 607 cities, covering 68% of the urban population of Brazil, with a much higher number of antennas than required by ANATEL, allowing us to provide an even better experience for our customers.

The following table shows information regarding Brazilian mobile telecommunications, at the dates indicated.

	As of or For the Year Ended December 31,
	2024	2023	2022
Brazilian population (millions)(1)(2)	212.5	203.1	207.8
Estimated total penetration (%)(3)(4)	123.9	126.1	117.6
Brazilian wireless subscriber base (millions)	263.4	256.4	252.0
National percentage subscriber growth (%)	2.8	1.7	(1.1)

(1)	According to the last information disclosed by IBGE from the preview of the population of the municipalities based on data collected by the 2022 Demographic Census (December 2022), that was reviewed in the mid of 2023. For 2024, it is an IBGE estimate.
(2)	The 2022 numbers were based on an estimate released by the IBGE and considering actual data collected in respect of 2023 and 2024, appeared to show an upward deviation which may have considered the population higher than it should have.
(3)	Percentage of the total population of Brazil using mobile services, equating one mobile line to one subscriber (December 2022).
(4)	Based on information published by ANATEL.

Our Network

Our mobile network uses 5G, 4G, NB-IoT, 3G and 2G technologies and cover 100% of the urban Brazilian population.

Between 2007 and 2014, we acquired new RF authorizations used for 3G and 4G mobile telephone services at the 2100 MHz, 2500 MHz and 700 MHz bands. In order to move toward 4G services, in October 2012, we acquired additional bandwidth in the 2,530-2,540 MHz and 2,650-2,660 MHz sub-bands, with national coverage. In September 2014, we invested approximately R$2.85 billion to acquire bandwidth in the 700 MHz range, which aligned with our strategy of expanding our broadband and 4G service across Brazil. We began providing our services in the 700MHz range in 2016. See “—Regulation of the Brazilian Telecommunications Industry—Frequencies and Spectrum Background”. In December 2015, ANATEL auctioned left over radio frequencies in the 1,800 MHz, 1,900 MHz and 2,500 MHz bands. We submitted bids for the left over lots of the 2,500 MHz band, in the 2,500-2,510 MHz and 2,620-2,630 MHz sub-bands – known as P-Band, which had originally been auctioned in 2012. This particular P-Band spectrum provides for 4G mobile services. We acquired the lots for Recife, in the state of Pernambuco (Region AR 81), and Curitiba, in the state of Paraná (Region AR 41), based on our bids which totaled R$57.5 million. The corresponding authorization terms were signed in July 2016. During 2017, several municipalities throughout Brazil had their analog TV signals switched off, freeing up the bandwidths in those regions for 4G mobile services. In 2018, the analog TV switch-off schedule was completed in regions where it is necessary to clean up the 700 MHz spectrum for the LTE. Therefore, by September 2019, all municipalities were able to receive our expanded 4G coverage through the 700 MHz band. Throughout 2024, the entity created to ensure the spectrum cleanup, called the Entity for Administration of TV and RTV Channel Relocation and Digitalization Process, or EAD, was expected to be terminated after fulfilled its obligations. Nevertheless, in 2024 it was decided that EAD will develop new projects related to LTE covered expansion, television upgrade and clean up maintains.

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

RF authorizations are generally valid for a period up to 20 years initially and are renewable for an additional equal period since the revision of the General Telecommunications Law in 2021, and our current authorizations started expiring in September 2022. As such, we have started requesting renewals for the same period as the authorizations reach the end of their original term (for details on spectrum licenses and expiration dates see “—Regulation of the Brazilian Telecommunications Industry—Frequencies and Spectrum Background”). In the case of authorizations that cannot be renewed, current telecommunications law sets forth that the spectrum is returned to the Brazilian Federal Government under ANATEL’s management. For this reason, revisions to General Telecommunications Law have had a meaningful impact in the sector, generating an environment possibly more conducive to long-term investments.

As a result of our investment in infrastructure, in March 2022 we announced that we had completed our implementation of the standalone 5G network CORE. This was necessary for us to be able to provide fifth-generation services in accordance with government requirements. ANATEL approved a revised schedule for granting access to the 3.5 GHz spectrum band in order to activate the 5G network in the Brazilian capital and Federal District of Brasília after August 2022, commencing the commercial operations of 5G SA throughout Brazil. In 2022, we began the rollout and now have 5G coverage in Brasília and all 26 state capitals reaching a total 607 cities at the end of 2024, with a special focus on the cities of São Paulo, Rio de Janeiro, Curitiba, Recife, Salvador, Brasília e Fortaleza, where 100% of the neighborhoods were covered and where we have the highest number of sites compared to our competitors, allowing traffic growth through a new, faster and more efficient access network.

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

On July 22, 2020, we obtained ANATEL’s approval, and, on June 3, 2020, obtained CADE’s approval for the execution of two agreements with Vivo aimed at sharing 2G, 3G and 4G mobile network infrastructure for agreed consideration, increasing the network cost efficiency through the initiatives Single Grid and 2G Switch-off. These two sharing agreements reinforce the evolution process of the Brazilian telecommunications market in terms of network infrastructure sharing. The rollout of the rest of the project will continue in 2024. For details see “Item 4. Information on the Company—A. History and Development of the Company—Historical Background—TIM and Vivo new sharing agreement”.

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

The AES Atimus Acquisition and consequent creation of TIM Fiber (which was merged into TIM Celular in 2012, and TIM Celular was merged into us in 2018) has improved our optical fiber (or fiber optic) network presence in more than 31 cities including the metropolitan regions of Rio de Janeiro, São Paulo, Salvador, Goiânia, Recife, Manaus, Belo Horizonte and Distrito Federal. Our optical fiber network has capacity to offer high quality ultra-broadband service, available through our TIM UltraFibra service and increase basic infrastructure to be applied in our fixed and mobile operations.

In 2021, we performed a carve-out and concluded the closing of a transaction with IHS Fiber Brasil – Cessão de Infraestruturas Ltda., for the acquisition of a controlling equity interest in FiberCo Soluções de Infraestrutura S.A. (later renamed I-Systems), a company established by us for the segregation of network assets and the provision of infrastructure services, with the mission of deploying, operating, and maintaining last-mile infrastructure for broadband access with us as the anchor customer. I-Systems began its operation with approximately 15,000 km of secondary network fiber, covering approximately 6.4 million households (homes passed), with 3.5 million in FTTH and 3.4 million in FTTC.

At the end of 2024, our fixed infrastructure, including remaining metropolitan infrastructure and long-distance assets, is highlighted by the following characteristics:

•	an extensive fiber transport network including a national backbone, regional fiber to the city and a metro network with more than 126,000 km of fiber;
•	more than 1,700 cities connected with optical fiber; and
•	more than 15,000 towers connected with optical fiber.

Our switching exchanges and intelligent network platforms enable us to offer flexible, high quality voice service at extremely competitive prices. Our satellite network covers distant areas of the country and is being expanded and renewed to provide high private service.

As a general matter, telecommunications operators’ networks have tended to be designed, deployed and managed according to a vertical architecture model referred to as “end-to-end,” where the hardware and software are proprietary and dedicated to each network function. With the growing demand for differentiated services, the need for physical space, energy and speed has become critical and, consequently, companies’ capital expenditure and operating costs have tended to increase.

Such network architecture based on monolithic network elements requires a long time for development and deployment, impacting directly the time-to-market for launching new products or services and, consequently, reducing the generation of new revenues.

NFV is the new architectural paradigm that aims to address infrastructural network transformation as a key step in the evolution of the implementation of new systems and network infrastructure, as it adopts the concept of consolidating standardized commercial off-the-shelf hardware elements that are available in virtual environments for shared use across various applications, accelerating the ability to deliver services, reducing costs and improving customer satisfaction. We aim to capitalize on the proposed benefits from such technology.

We understand that the NFV and the sharing of resources and equipment is the way to establish an economically more efficient structure, by reducing investment and/or operational costs while also reducing the time-to-market for launching new offers (an increasingly relevant factor in a competitive scenario).

By the end of 2024, we had 16 virtualized Core Network Datacenters (DCC) located in Rio de Janeiro (2), São Paulo (2), Fortaleza (2), Salvador (2), Brasília (2), Belo Horizonte (2), Belém (2) and Curitiba (2), in addition to 19 virtualized Edge Network Datacenters (DCE) located in Campinas, Porto Alegre, Natal, João Pessoa, Florianópolis, Blumenau, Maringá, Londrina, São Luis, Goiânia, Foz do Iguaçu, Santos, São José dos Campos, Uberlândia, Varginha, Feira de Santana, Teresina, Manaus and Ponta Grossa. Most of our core network functions are already running in a virtualized fashion by means of these network datacenters. The migration of additional network functions to a virtualized datacenter will be based on a roadmap of virtual network functions, or VNFs, respecting the maturity of each network function.

Similar to the movement of it systems to public cloud infrastructure, network functions have also been planned to be migrated to the cloud, respecting their particularities regarding high availability and performance. In order to guarantee this movement, NFV architecture had an important role for the evolution of these NFs from a Virtual environment (VNF) to a cloud environment (CNF). As result of this journey, we intend to move network workloads to a hybrid cloud (on-premises and public cloud) throughout the next 3 years. We understand that cloud infrastructure is a second step (just after NFV) to establish an economically more efficient infrastructure, not only for reducing investment/costs, but also for speeding up project deployments and reducing time-to-market of new offers.

Based on the efficiency and on the robustness of the technologies used in the NFV and IP networks, in virtualizing its core network, we are also optimizing capital expenditures.

Therefore, our commitment to quality infrastructure and quality improvement allow us to develop projects such as: (i) unification of the functions of an intelligent network core signaling network and network data base through unified data consolidation and (ii) the evolution of security platforms such as session border controller that accomplishes IP interconnection with other operators. We expect from these and other projects to be able to reduce our operating expenditures by decreasing leased lines and infrastructure sharing, simplifying maintenance processes and architecture/topology, increasing resilience even in conditions of disaster recovery and improving the customer experience by increasing the speed in which calls are set up and data is transmitted and improve the amount of time needed to make customers profiles available in our data base.

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

In 2017, we started to implement our VoLTE platform following 3GPP standards, providing better voice quality and 4G service continuity, avoiding the need to resort to 2G/3G during voice calls. The VoLTE platform was implemented in an NFV model since its inception, based on 3GPP’s nodes.

In 2018, we implemented a new security system to access our new and legacy platforms, called “Secure Password.” It uses a secure shell, or SSH, security protocol, monitors attempts of non-standard access and generates related warnings (IAM-Identity Access Management). This process involves password encryption and a logical safe that only grant recovery to authorized users while also granting and recording access through video and text devices. More specifically, it features: (i) password authentication with a maximum validity of 90 days; (ii) authorization through a login administration interface; and (iii) audit (logs) generated by the system, allowing the traceability of user actions from the beginning to the end of each operation. The system also sends logs to a centralized system as a historical database. Additionally, we have a plan to mitigate network risk on a macro scale that prioritizes our critical network infrastructure based on a risk map, or the Network Resilience Plan. The Network Resilience Plan allows us to focus on the main issues, and these in turn become the basis for crafting short-, medium- and long-term mitigation measures to enhance the robustness of the network.

In 2022, we started to implement our 5G SA Core, following 3GPP standards, providing 5G SA services for our customers, with new capabilities like reduced RTT – Round Trip Time and mission critical IoT services. The 5G core was implemented in a cloud environment (CNF).

Sources and Availability of Raw Materials

Our business and results of operations are not significantly affected by the availability and prices of raw materials.

Site-Sharing and Other Agreements.

Network Decommissioning

From time to time, we are required to decommission our network equipment for various reasons, including security, compliance, cost savings, resource optimization, efficiency, and others. With a network as complex as ours, we periodically review our network requirements.

In 2024, we maintained the transformation pace initiated in 2022 in our network decommissioning program. The decommissioning governance model, materialized in new projects to manage our assets within budget limits and through an effective and consistent communication channel (“RADAR 4.0”), ensured the strategy's execution. Automations and procedural improvements substantially reduced the number of service level agreements (SLAs) related to decommissioning. Additionally, we increased production capacity through new service contracts and supported the growth of the tax and accounting teams contributing to the decommissioning process.

As a result, we were able to meet the strong increase in demand generated by strategic projects such as the completion of the SPE Cozani integration, the Vivo sharing agreement, the integrity control commitments, and others. as of the date of this annual report, we have a more robust structure in place, ready to meet the demand expected for 2025

Site-Sharing Agreements

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

Based on such ANATEL policy, in November 2012, TIM Celular (which has been merged into us in connection with the Reorganization) formalized with Oi an agreement for the reciprocal assignment of their LTE networks (4G technology) in certain cities, which was approved by ANATEL and CADE, which is the Brazilian antitrust agency and has the mission to ensure free competition in the market, not only by investigating and ultimately deciding on the competitive matter, but also by disseminating a free competition culture.

In April 2014, TIM Celular (now TIM S.A.) and Oi entered into a new agreement to negotiate the joint construction, implementation and reciprocal assignment of parts of their respective GSM (2G) and UMTS (3G) network infrastructures in cities with less than 30,000 inhabitants, which was also approved by ANATEL and CADE.

In July 2015, TIM Celular (now TIM S.A.), Oi and Vivo entered into an agreement for the reciprocal assignment of LTE network media (4G), like the agreement between TIM Celular (now TIM S.A.) and Oi in 2012, but also covering frequencies sharing. As with the prior sharing agreements, ANATEL and CADE approved the agreement between the parties. After Oi Móvel’s bankruptcy process, in 2022, we and Vivo requested CADE’s clearance for a contract addendum, in order to continue the sharing agreement without Oi. This clearance was granted by CADE on February 13, 2023, and we are currently in the process of finalizing and executing the amendment to the agreement.

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

In March 2018, due to the mediation process between ourselves and Oi, a new RAN sharing agreement was executed, which changed the sharing modality described in the 2012 agreement (technological evolution from the multi-operator RAN to the multi-operator care network) and included part of the 1,800 MHz radio frequency bands. CADE and ANATEL approved the operation without any restrictions.

On July 23, 2019, we and Vivo entered into a memorandum of understanding (“Vivo MoU”), to start negotiations regarding: (i) sharing of single-grid 2G network; (ii) establishment of new infrastructure sharing agreements for the 4G network in 700MHz, directed to cities with fewer than 30,000 inhabitants, which in the future may be expanded to larger cities; (iii) other network sharing opportunities in other frequencies and technologies; and (iv) other opportunities in efficiency and cost reduction in operations and network maintenance. Vivo and us believe that the potential developments from the concepts set forth in the Vivo MoU would result in improved services at both carriers, as well as synergies and efficiencies in the allocation of investments and operating costs.

On December 19, 2019, pursuant to the Vivo MoU with Vivo, two new sharing agreements have been entered into regarding: (i) the creation of a unique network in 2G technology; and (ii) a single-grid agreement that will result in an expansion of 3G and 4G networks and a network consolidation in small cities (with less than 30,000 inhabitants). Both agreements were approved without restrictions by CADE and ANATEL in 2020, reinforcing the evolution of the Brazilian telecommunications market in terms of network infrastructure sharing. On September 2, 2024, we and Vivo submitted to CADE the amendments to these sharing agreements, which were approved without restrictions by CADE on June 3, 2020.

Our Operational Contractual Obligations

For more information on our material contractual obligations, see “Item 10. Additional Information—C. Material Contracts.”

Roaming Agreements

We have entered into roaming agreements for automatic roaming services with other mobile operators outside our covered areas. Automatic roaming allows our customers to use their mobile telephones on the networks of other mobile operators while traveling abroad or out of our coverage areas in Brazil. Similarly, we provide mobile services for customers of other mobile operators when those customers place or receive calls while visiting Brazilian cities within our coverage. We provide services for the clients visiting our network on the same infrastructure basis provided to our own clients. All of the mobile operators party to these agreements must carry out a monthly reconciliation of roaming charges with its roaming partners.

National Roaming Agreements

In 2017, ANATEL required Claro, Oi, Vivo and us to guarantee the provision of mobile services (voice, SMS and data) in all cities with less than 30,000 inhabitants through roaming agreements. Considering that in December 2023 we started to have our own coverage in 100% of the national territory, a process was initiated to deactivate the use of roaming in other Brazilian operators. However, we continue to offer its coverage to other operators. In 2023, ANATEL started to encourage the expansion of agreements to include highways.

International Roaming Agreements

We have international roaming agreements available in 207 different countries with 436 international operators that encompass 512 individual (PMNs) networks. These agreements include at a minimum voice service and may be enhanced based on the technology available on the visiting network and can include voice, SMS and data (2G, 3G, 4G, 5G NSA and VoLTE). Our international roaming agreements have steadily expanded in recent years. By the end of 2024, we expanded our 5G NSA data coverage to 76 countries, covering the main travel destinations for Brazilians. In addition, we offer 4G roaming in 131 countries and established VoLTE connections in 31 countries.

In November 2018, Brazil entered into a free trade agreement with Chile, which resulted in the end of international roaming charges between the two countries. On October 13, 2021, the Legislative Decree No. 33/2021, which approved the free trade with Chile, was sanctioned by the President of the Senate. With approval, the agreement would come into force on January 25, 2022, and the end of roaming charges was expected by January 25, 2023. Due to a request of the Chilean Regulator, the implementation of the Article 11.25 of the free trade agreement was postponed to July 25, 2023, when it came into force.

In July 2019, Brazil entered into a free trade agreement with other Mercosur countries to eliminate international roaming. The approval of the agreement by the Brazilian Congress is expected to occur until the end of 2025.

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

In 2019, PLC 79/2016 was approved and converted into Law No. 13,879. The Law entered into force on October 4, establishing a new regulatory framework for the telecommunications sector in Brazil allowing the fixed telephone concessionaires to adapt their agreements from a concession regime to an authorization regime. Based on this new regulation, in 2024, the process of Oi Móvel’s and Telefonica’s migration from concession to authorization was approved by ANATEL. (see “Item Review of the Current Regulatory Model for the Provision of Telecommunications Services”)

A presidential decree issued on June 30, 2011, established a bidding process for 4G RFs, an important landmark for the telecommunications sector. The bid occurred in 2012 and, to guarantee full rural service by 2018, ANATEL linked the 4G blocks in the 2,500 MHz band to the 450MHz band in specific geographic regions of Brazil. As a result, the four winning operators of the 4G blocks in the 2,500 MHz band linked to the 450MHz band are subject to coverage commitments in rural areas. Such presidential decree also resulted in two new regulations to measure mobile and fixed broadband quality standards.

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

On June 15, 2021, Provisional Measure No. 1,018/2020 was transformed into Law No. 14,173/2021, reducing the charges for satellite internet terrestrial stations and changing some of the FUST application rules.

The law reduces FUST collection between 2022 and 2026 for telecommunications operators that run universalization programs approved by the management council (yet to be approved) with their own resources. The benefit will be valid for five years from 1 January 2022 and will be progressive: 10% in the first year; 25% in the second year; 40% in the third year; and 50% from the fourth year onwards.

In addition, the new legislation removes the obligation to share towers within less than 500 meters from each other. The withdrawal of this obligation was considered essential for the implementation of 5G in Brazil, including to allow for the expected increase in density for the new technology. However, in 2024, the Brazilian Supreme Court reinstated the effects of the regulation requiring telecommunications companies to share transmission towers in the context of the Direct Action of Unconstitutionality (ADI) 7708, which is still ongoing.

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

ANATEL

Over the years, ANATEL has published several Resolutions that apply obligations to the telecommunications sector, among which we can highlight:

Resolutions published in 2024

(i)	Resolution No. 767/2024: this Resolution Amends the Cybersecurity Regulation Applied to the Telecommunications Sector; and
(ii)	Resolution No. 768/2024: this Resolution revoke, amend Resolutions issued by Anatel, approve the Regulation for Universalization of the Switched Fixed Telephone Service Provided in the Public Regime, and the Model of Concession Contract for the Switched Fixed Telephone Service in the Local modality and the Regulation for Pricing of the Switched Fixed Telephone Service Provided for Use by the General Public – STFC.

Main Public Consultations held in 2024

(i)	Public Consultation No. 10/2024: Update on the attributions and destinations of Frequencies do Brasil (PDFF 2023-2024);
(ii)	Public Consultation No. 12/2024: PERT - Telecommunications Network Structure Plan;

(iii)	Public Consultation No. 23/2024: Proposal for a Procedure for the Allocation and Designation of Numbering Resources;
(iv)	Public Consultation No. 25/2024: Review of the Regulation on the Application of Administrative Sanctions;
(v)	Public Consultation No. 29/2024: Updated 5,925 MHz to 7,125 MHz Access Point Certification Requirements;
(vi)	Public Consultation No. 36/2024: Proposal to Restrict the Approval of Equipment Operating only with 3G or Lower;
(vii)	Public Consultation No. 40/2024: Bidding Regulation for Concession, Permission and Authorization of Telecommunications Service and Radio Frequencies Use;
(viii)	Public Consultation No. 53/2024: RASA - Proposal for Revision of Regulation on the Application of Administrative Sanctions;
(ix)	Public Consultation No. 58/2024: Reassessment of Regulations Affecting Community Networks;
(x)	Public Consultation No. 59/2024: Proposal for a Bidding Notice for Authorization to Use Radio Frequencies in the 700 MHz Band;
(xi)	Call for Subsidies No 26/2023: Regulations of Users Duties (Fair Share);
(xii)	Call for Subsidies No. 02/2024: Enrichment of Planning for Carrying out Bidding Procedures for Granting Authorizations for the Use of the Radio Frequency Spectrum in Brazil in the Short, Medium and Long Term; and
(xiii)	Call for Subsidies No 06/2024: RGA – Review of the General Accessibility Regulation.

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

In 2024, Aneel discontinued the pole infrastructure sharing process without a merit resolution and initiated a new regulatory procedure. ANATEL's Regulatory Agenda for 2025 includes this topic, with final approval expected in the second half of 2025.

We also monitored and participated in Public Consultation carried out by Ministry of Finance, regarding the ‘Economic and Competitive Aspects of Digital Platform’.

Review of the Current Regulatory Model for the Provision of Telecommunications Services

In 2019, PLC 79/2016 was approved and converted into Law No. 13,879/2019. The Law entered into force on October 4, 2019, establishing a new regulatory framework for the telecommunications sector in Brazil, the major regulatory change in 20 years.

The new telecommunications framework allows the fixed telephone concessionaires to adapt their agreements from a concession regime to an authorization regime. This change of concession to authorization must be requested by the concessionaire and it should be approved by the ANATEL. In return, concessionaires must, among other conditions, make investment commitments to expand fixed broadband services, in areas without adequate competition for these services to minimize gaps and inequalities between Brazilian areas. Additionally, it also changes the rules on authorization of radiofrequency uses, establishing subsequent renewals and allows Radiofrequency trading among players (spectrum secondary market).

In June 2020, the Brazilian Federal Government published Decree No. 10,402/2020 which regulates Law No 13,879/2019 and provides for the adaptation of the concession instrument to authorization of telecommunications service and on the extension and transfer of radiofrequency authorization, grants of telecommunications service and satellite exploration rights.

Decree No. 10,402/2020 establishes that the partial or full transfer of the authorization to use radio frequencies between telecommunications service providers will be carried out against payment by ANATEL and must be preceded by ANATEL’s consent, in addition to enabling the maintenance of obligations associated to radiofrequencies (serving the public interest), the application of restrictions of a competitive nature when necessary/convenient and the analysis of our tax regularity to which the authorization is being transferred. It also confirmed that the current authorizations are covered by the new rule for successive renewals.

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

Our predecessors were granted SMC concessions and in December 2002, such SMC concessions were converted into PCS authorizations, with an option to renew the authorizations for an additional 15 years. We acquired PCS authorizations in conjunction with auctions of bandwidth by ANATEL in 2001 and subsequently acquired additional authorizations and operations under the PCS regulations as well.

In connection with the conclusion of the Reorganization whereby TIM Celular was merged into us (see “Item 4. Information on the Company—C. Organizational Structure”). We hold all of the authorizations previously issued in the name of other companies controlled, directly or indirectly, by TIM Participações.

Obligations of Telecommunications Companies

Among all the obligations imposed on telecommunications providers, Resolution No. 632/2014 has the most significant impact. Pursuant to this resolution, ANATEL approved the adoption of a single regulation for the telecommunications sector, the RGC, with general rules for customer service, billing, and service offers, which are applicable to fixed, mobile, broadband and cable TV customers. This regulation was subject to a Public Consultation in 2020, and a new Regulation was published by ANATEL in November 2023 (Resolution No. 765/2023) and will come into force as of September 1, 2025. In December 2019, ANATEL approved RQUAL, which came into force in March 2022. After reviewing certain indicators, operators will be classified from A-E (expected to take place in 2023). See “—Quality Management Regulation.”

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

In recent years, ANATEL initiated certain administrative proceedings against TIM Celular (now TIM S.A.) for noncompliance with certain quality standards and noncompliance with its rules and authorization terms. We have been fined by ANATEL in some proceedings and are still discussing the penalty imposed in appeals before the agency. As a result of these proceedings, ANATEL applied some fines that did not have a material adverse effect on our business. On December 31, 2024, the total amount of these fines was R$413 million (after adjusting for inflation). However, R$34.4 million (after adjusting for inflation) was classified as “probable loss” by our legal advisors. The significant amount related to fines classified as “possible loss” is a result of ongoing litigation.

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

In October 2024, we signed an amendment to extend by 90 days the deadline in connection with Year 4 Fiber installation commitment for 19 of the 82 cities, due to the adverse weather event that affected the State of Rio Grande do Sul in April and May 2024. In our view, by January 2025, 100% of all commitments had already been completed.

TIM has been presenting its understanding to ANATEL in cases where the Agency points out signs of non-compliance with the Procedures for Determining Non-Conformity of Schedule Items (PADIC) eventually instituted.

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

In July 2018, ANATEL published the PGMC 2018, which revised PGMC 2012 and created new markets: (i) mobile network; (ii) data traffic; (iii) data traffic exchange (iv) national roaming; and (v) high-capacity data transport. According to the PGMC 2018 proposal, cities in Brazil will be classified by levels of competition (1 – competitive, 2 – moderately competitive, 3 – less competitive, 4 – non-competitive), and asymmetric measures will be applied according to the market competition. In addition, also based on the proposal submitted to public consultation, wholesale relevant markets will be defined as follows:

PGMC 2012	PGMC 2018
Wholesale mobile call termination	Data traffic Data traffic exchange Wholesale mobile interconnection
National roaming	National roaming
Full unbundling and bistream, or, wholesale fixed network infrastructure access less than 10 Mbps	Wholesale fixed network infrastructure access
Leased lines, interconnection class V, interlinking, or, wholesale fixed network infrastructure transport less than 34 Mbps	Leased lines
Ducts, trenches and towers, or passive infrastructure	* towers regulated by law
–	Wholesale fixed interconnection
–	High capacity data transport

Under the PGMC 2018, TIM has been classified as having significant market power in the following markets: (i) mobile network termination (otherwise referred to as the mobile network termination market); (ii) data traffic; (iii) data traffic exchange; (iv) national roaming; and (v) high-capacity data transport (five municipalities). The measures applied to a significant market power operator in those markets include: (a) the application of mobile termination rates on a glide path based on a price cap system and the partial application of the bill & keep system (“B&K”) (at a 50% threshold, (i.e., not a significant market power operator pays only if the terminated traffic on the significant market power operator network is more than 50% of the total traffic exchanged) and only until the next revision of the PGMC, currently in public consultation; and (b) an obligation to offer the service of national roaming service to operators not having significant market power.

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

On July 7, 2014, ANATEL published the corresponding Acts Nos. 6,210/2014, 6,211/2014 and 6,212/2014, which determined the specific reference rates effective as of February 2016. On December 19, 2018, ANATEL published the corresponding Acts Nos. 9,918/2018, 9,919/2018 and 9,920/2018, which determined the specific reference rates effective as of February 2020. Before coming into force, ANATEL started revising these acts and, on February 24, 2020, published the new Acts Nos. 986/2020 and 987/2020. Finally, ANATEL published Act 3,246/2023, in which it edited the reference values until 2027 from the change from top-down model to bottom-up model.

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

In addition to the VU-M reduction, ANATEL established a B&K rule between significant market power and non-significant market power PCSs. From January 2013 until February 2015, the B&K was 80%/20%. On February 12, 2015, ANATEL approved, by means of Resolution No. 649/2015, the following new B&K percentages, amending the percentages established by Resolution No. 600: 75%/25%, from 2015 until 2016; 65%/35%, from 2016 until 2017; 55%/45%, from 2017 until 2018; and 50%/50%, from 2018 until 2019, which was the object of a judicial suit (ongoing), in order to suspend its effects. In July 2015, we filed a lawsuit seeking to annul Resolution No. 649/2015 and maintain the percentages originally established by Resolution No. 600/2012, which currently remains pending a final decision. However, as discussed above, the PGMC 2018 in 2021 set the partial B&K p threshold to 50% (i.e., a non-significant market power operator pays only if the terminated traffic on the significant market power operator network is more than 50% of the total traffic exchanged) (PGMC 2018 is under ongoing review, in the public consultation phase). In addition, ANATEL determined the end of the existing additional 20% on the value of mobile termination rate paid by significant market power operators to non-significant market power operators.

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

Number Portability

In March 2007, ANATEL issued a new regulation regarding number portability in Brazil for fixed telephony and PCS providers. Portability is limited to migration between providers of the same telecommunications services. For PCS providers, portability can take place when a customer changes its services provider within the same Registration Area as well as when a customer changes the service plan of the same area. ANATEL finished the nationwide NP implementation schedule in March 2009. In 2023, providers implemented a token to reduce portability frauds. In July 2024, a pre-token solution was also implemented.

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

Privacy and Data Protection

On August 14, 2018, the Brazilian Government passed the LGPD. This law is closer to the European Union General Data Protection Regulation, or GDPR, including significant extraterritorial application and considerable fines of up to 2% of a company’s global turnover of the previous financial year. The LGPD came into effect on September 18, 2020. However, the administrative sanctions provisions of LGPD only became enforceable as of August 1, 2021, pursuant to Law No. 14,010/2020. Cybersecurity incidents and data breach or leakage events may subject us to the following penalties: (1) warnings, with the imposition of a deadline for the adoption of corrective measures; (2) a one-time fine of up to 2% of gross sales of the company or a group of companies or a maximum amount of R$50,000,000 per violation; (3) a daily fine, up to a maximum amount of R$50,000,000 per violation; (4) public disclosure of the violation; (5) the restriction of access to the personal data to which the violation relates, until corrective measures are implemented; (6) deletion of the personal data to which the violation relates; (7) partial suspension of the databases to which the violation relates for up to 12 months, until corrective measures are implemented; (8) suspension of the personal data processing activities to which the violation relates for up to 12 months; and (9) partial or full prohibition on personal data processing activities. The Brazilian National Data Protection Authority, as well as other competent authorities, have initiated certain supervisory and administrative sanctioning procedures, as well as individual or collective legal actions based on the violation of the data subject’s rights and subject to civil liability.

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

Frequencies and Spectrum Background

In connection with the PCS authorization auctions in 2001 and 2002, ANATEL divided the Brazilian territory into three separate regions, each of which is equal to the regions applicable to the public regime fixed-line telephone service providers. PCS services could only be provided under Bands C, D and E at that time with initially 1800 MHz band and afterwards also the 900 MHz band. We acquired the D band in regions II and III and the E band in region I, completing our national coverage when considering TIM Sul, TIM Nordeste and Maxitel coverage (each ultimately merged into us). On March 2016, the authorizations for the D and E bands were renewed.

In December 2007, we acquired new authorizations for the 1,800 MHz frequency in São Paulo and Rio de Janeiro to improve our RF capacity in these regions. Within the same auction, Claro and Vivo acquired authorizations to provide PCS services in regions where we had historically provided services but where Claro and Vivo previously did not, using 1,800 MHz and 1,900 MHz bands. This resulted in increased competition in these regions. In the same auction, Oi received authorization to provide PCS services in the state of São Paulo using 1,800 MHz (band M in the whole state and band E in the state’s countryside).

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

In 2012, ANATEL established a bidding process to comply with Presidential Decree No. 7,512 of June 2011, which set April 2012 as the deadline to auction the 2.5 GHz band, in order to introduce 4G technology in Brazil. ANATEL modeled the auction with two national blocks of (20+20) MHz (W and Z) and two national blocks of (10+10) MHz (V1 and V2). In order to guarantee full rural service by 2018, ANATEL linked the 4G blocks to the 450MHz band in specific geographic regions of Brazil. Then, in 2022, through Act No. 12,827, published on September 13, 2022, the 450 MHz block was extinguished. As indicated in the notice, the winners of the auction committed themselves to the waiver if services were not activated within the established time frame.

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

The auction also required the winning bidders to proportionally reimburse the broadcasters for the cleanup of the spectrum previously held and used by them. We spent R$1,199 million to create in March 2015 the EAD with the other winning bidders, to ensure the spectrum cleanup. The price allocated to the cleanup of the spectrum related to unsold blocks was shared proportionately among the winning bidders who bought the other blocks. To offset such additional cost to the winning bidders, the price of the 700 MHz spectrum was discounted using ANATEL’s WACC methodology. In September 2019, all Brazilian municipalities can receive TIM’s expanded 4G coverage through the 700 MHz band.

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

Currently, according to Decree No. 10,402/2020, which regulates Law No. 13,879/2019, it is possible to renew licenses for successive periods. However, some conditions are being disputed with ANATEL and judicially, as well as pending validation by the Federal Court of Acounts - TCU (Tribunal de Contas da União), such as value and term of renewal.

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

Nevertheless, the our network is still growing and, with its backbone now reaching the north region of Brazil by using optical fiber technologies and not only via satellite, but this has also allowed us to strengthen and expand the services offered in that region, particularly in the states of Pará, Amapá and the city of Manaus, the capital of the state of Amazonas and a very important industrial zone.

The greatest benefits of the use of optical fiber technology are the higher network stability and assurance, greater voice and data traffic capacity and the higher transmission rates that we can now provide to our customers, all of which are essential features to support the increasing telecommunication services demands in the region. In addition to these perspectives, we contribute to reduce social disparities, offering the same technology to our customers, as well as content residing locally in our data centers, making no difference to the technical architecture built in a big metropolitan center.

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

Quality Management Regulation

In October 2011, ANATEL published PCS and SCM quality management regulations to establish quality parameters which were to have been met by mobile telephone and Internet connection operators in up to 12 months. Most quality parameters established relating to the quality of the networks, both mobile and fixed, became effective in October and November 2012.

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

After a joint effort by ANATEL, telecom operators, and the Quality Assurance Support Authority (ESAQ) to define the objectives, criteria, and reference values of the indicators, at the end of November 2021, ANATEL’s Board of Directors formalized the reference documents that support this regulation: the Operational Manual and the Reference Values; and established the operational entry into force on March 1, 2022. Currently, the results of the quality indicators are already being disclosed monthly by the Agency on its website. In November 2023, the Agency determined the temporary and partial suspension of the Reference Values Document and the quality seals for the years 2022 and 2023 and granted a period of 120 days for the presentation of new proposals for methods and parameters for the definition of quality seals. In December 2024, ANATEL published a new proposal to update the Reference Values Document (DVR). In light of the new references, we submitted a request for reconsideration, requesting a reassessment of the methodology for calculating the Service Quality Index, a review of the classification ranges for the Complaint Index, and an adjustment of the lower reference values. The request is currently under evaluation by the Agency. The quality seals are expected to be published again starting in 2025.

Fraud Detection and Prevention

Fraud Management

Develop strategies to mitigate the fraud risk on customer identification in the processes related to the services provided by us, such as providing (i) digital and biometrics authentication; (ii) analysis of the customer documentation; (iii) continuous improvement on fraud detection strategies using registration and trafic data(iii) a list of known offenders to prevent fraud; (iv) a comprehensive staff training program f; (v) continuous monitoring and identification of points of sale.

Security operations management develops and implements strategies to mitigate risks across several key areas:

Network Security

Proactive measures to combat theft, vandalism, and damage to our network infrastructure by applying physical and electronic protections. These include equipment tracking, the installation of protective security measures, and the use of virtual and physical surveillance, combined with intelligence analysis.

Incident Investigations

Minimize illicit activities by consolidating and analyzing data related to known incidents. The program identifies situations where services may be misused for unlawful activities, such as extortion, pedophilia, violence, theft, drug trafficking, and harassment.

Personal Security

Combined organizational, technical, and human resources to safeguard and preserve the physical, intellectual, and emotional integrity of employees. Our efforts ensure that security operations are in line with industry standards, compliance with the security operations mission.

Commercial Security

Reduce losses resulting from device theft by installing safes for the secure storage of high-value devices in stores, prioritizing street-front locations, and implementing electronic monitoring systems such as surveillance cameras and motion sensors to enhance security and identify suspicious activities in real-time.

Logistics Security

Combat theft and loss of merchandise during transportation or storage are critical to maintaining the integrity of supply chain.

Taxes on Telecommunications Goods and Services

The telecommunications goods and services offered are subject to a variety of federal, state and local taxes (in addition to taxes on income), the most significant of which are ICMS, ISS, COFINS, PIS, FUST, FUNTTEL, FISTEL, CONDECINE and Corporate Income Tax and Social Contribution on Net Income, which are described below.

•	ICMS. The principal tax applicable to goods and telecommunication services is a state value-added tax (Imposto sobre Operações Relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual, Intermunicipal e de Comunicação) (“ICMS”), which the Brazilian states levy at varying rates on certain revenues arising out of the sale of goods and services, including certain telecommunications services. Currently, the ICMS tax rate for domestic telecommunications services is levied at rates between 17% and 29%. The ICMS tax rate levied on the sale of mobile handsets and other products such as modem and SIM cards averages between 17% and 24%. With respect to the sale of mobile handsets, among other goods, ICMS may be charged in a different tax regime, under which another taxpayer in the distribution chain of the goods (such as, for example, the manufacturer of the goods) is required to anticipate and pay ICMS amounts that would otherwise be due in other steps of the distribution chain. There is also an exception for certain handsets whose manufacturers are granted certain local tax benefits, thereby reducing the rate to as low as 7%.
•	ISS. Since January 2018, the tax incidence over certain (but not all) value-added services has increased with the inclusion of those receivables within the ISS basis of calculation due to Law No. 157/2016, which is a municipality tax with rates varying from 2% to 5%.
•	COFINS. COFINS is a social contribution levied on gross revenues. Since 2000, companies began to pay COFINS tax on their bills at a rate of 3%. In December 2003, through Law No. 10,833, COFINS legislation was further amended, becoming a non-cumulative tax, raising the rate to 7.6% for most transactions. However, telecommunications services revenues, among others, continued subject to a cumulative basis at a rate of 3%. In 2015, Decree No. 8,426 came into effect, which restored COFINS on financial revenues at a rate of 4%, except for some types of financial revenues (for example, revenues from foreign exchange variations of exportation of goods and services, revenues resulting from foreign exchange fluctuations of obligations undertaken by the company, including loans and financing and revenues related to hedging transactions on stock exchange values, and revenues from commodities and futures exchanges or over-the-counter transactions and related to our operational activities). In December 2022, Decree No. 11,322/22 reduced by half the PIS and COFINS rates levied on financial income earned by companies subject to the non-cumulative regime. The COFINS rates changed from 4% to 2%. According to the Decree, the reduction would take effect from January 1, 2023. However, on January 2, 2023, it was revoked by the newly elected Government, reestablishing the PIS and COFINS rates levied on financial income to its original values.

•	PIS. PIS is another social contribution levied at the rate of 0.65%, on gross revenues from telecommunications service activities. In 2002, Law No. 10,637 was enacted, making such contribution non-cumulative and increasing the rate to 1.65% on gross revenues, except in relation to telecommunications services, for which the method continued on a cumulative basis at a rate of 0.65%. In 2015, Decree No. 8,426 came into effect, which restored PIS on financial revenues at a rate of 0.65%, except for some types of financial revenues (for example, revenues from foreign exchange variations of exportation of goods and services, revenues resulting from foreign exchange fluctuations of obligations undertaken by the company, including loans and financing and revenues related to hedging transactions on stock exchange values, and revenues from commodities and futures exchanges or over-the-counter transactions and related to our operational activities). As noted above, in December 2022, Decree No. 11,322/22 reduced by half the PIS and Cofins rates levied on financial income earned by companies subject to the non-cumulative regime. The PIS rates changed from 0.65% to 0.33%. According to the Decree, the reduction would take effect from January 1, 2023. However, on January 2, 2023, it was revoked by the new Government, reestablishing the PIS and Cofins rates levied on financial income to its original values.
•	FUST. In 2000, the Brazilian government created the Fundo de Universalização dos Serviços de Telecomunicações (“FUST”), a fund that is supported by a tax applicable to all telecommunications services. The purpose of the FUST is to stimulate the expansion, use and improvement of the quality of telecommunications networks and services, to reduce regional inequalities and to stimulate the use and development of new connectivity technologies to promote economic and social development. FUST tax is imposed at a 1% rate, levied on gross operating revenues, net of discounts, ICMS, PIS and COFINS, and the cost may not be passed on to clients. Telecommunication companies can draw from the FUST to meet the universal service targets required by ANATEL.
•	In 2005, ANATEL enacted Ordinance No. 7/05 requiring that FUST should be paid on revenues arising from interconnection charges since its effectiveness. A notice was issued deciding that we must adjust values on the FUST calculation basis to include interconnection revenues received from other telecommunications companies. A writ of mandamus was filed against ANATEL to avoid the terms of Ordinance No. 7/05. The first level decision was issued in our favor. Such decision was challenged by ANATEL and the Appeal judgment confirmed the first level decision. ANATEL appealed to High Courts to reverse the Appeal decision.
•	In December 2020, Law No. 14,109 was approved with the purpose of stimulating the use of FUST to expand and improve the quality of telecommunications services, reducing regional inequalities and stimulating the use of new technologies to promote economic and social development. In the case of using FUST’s resources, the law requires the connection of all public schools by 2024 with broadband internet access. The law also provided a 50% reduction in the payment of the mandatory annual contribution of telecommunications operators to the Fund when they execute programs, projects, plans, activities, initiatives, and actions approved by the Fund’s Management Council using their own resources. This requirement remains in force until December 2016, but it may be further renewed.
•	In the first quarter of 2022, the Brazilian Federal Government signed Decree 11,004/2022, which regulates the use of FUST and establishes directions for the use of resources by the Management Board, established in 2022.
•	FUNTTEL. In 2000, the Brazilian government created the Fundo para Desenvolvimento Tecnológico das Telecomunicações (“FUNTTEL”), a fund that is supported by, among other sources of income, a contribution tax applicable to all telecommunications companies. FUNTTEL is a fund managed by BNDES and FINEP, government research and development agencies. The purpose of FUNTTEL is to promote the development of telecommunications technology in Brazil and to improve competition in the industry by financing research and development in the area of telecommunications technology. FUNTTEL tax is imposed at a rate of 0.5% on gross operating revenues, net of discount, ICMS, PIS and COFINS, and it cost may not be passed on to clients.

•	FISTEL. Fundo de Fiscalização das Telecomunicações (“FISTEL”), is a fund supported by among other sources a tax applicable to telecommunications services, which was established in 1966 to provide financial resources to the Brazilian government for its regulation and inspection of the sector. Such tax consists of: (1) an installation inspection fee assessed on telecommunications stations upon the issuance of their authorization certificates, as well as every time a new mobile number is activated, and (2) an annual operations inspection fee that is based on the number of authorized stations in operation, as well as the total basis of mobile numbers at the end of the previous calendar year. The amount of the installation inspection fee is a fixed value, depending on the kind of equipment installed in the authorized telecommunication station.
•	Effective in 2001, the installation and inspection fee is assessed based on net activations of mobile numbers (that is, the number of new mobile activations reduced by the number of canceled subscriptions), as well as based on the net additions of radio base stations. The operations inspection fee equals 33% of the total amount of installation inspection fees that would have been paid with respect to existing equipment. The public funds raised from this installation fee are appropriated to either the Brazilian Communication Company (“EBC”), or the Brazilian National Cinema Agency (Agência Nacional do Cinema) (“ANCINE”), in order to benefit Brazilian cinema industry. Also, ANATEL charges the installation inspection fee when there is an extension of the term of validity of the right to use radio frequencies associated with the operation of the personal mobile service. We understand that such collection is unjustified and is challenging this rate in court.
•	On December 2020, Law No. 14,108 was sanctioned and exempts FISTEL for 5 (five) years from the base stations and equipment that integrate the machine to machine (M2M) ecosystems and, also, extinguishes the prior licensing. The definition and regulation of M2M communication systems shall be established by ANATEL. The Brazilian government also laid out in the budget law for 2021 a tax exemption forecast of FISTEL value. Additionally, in June 2021, Law No. 14,173 was approved, lowering the FISTEL fees on VSATs from R$201.12 to R$26.83.
•	Corporate Income Tax and Social Contribution on Net Income. Income tax expense is a combination of two different types of taxes, the corporate income tax, or IRPJ, and the social contribution tax on net income, or CSLL. The corporate income tax is payable at the rate of 15% plus an additional rate of 10% (levied on the part of taxable profits that exceed R$0.02 million per month or R$0.24 million per year). The social contribution tax is currently assessed at a rate of 9% of adjusted net income.

Regarding dividends, Law No. 12,973 ensured the full and unconditional exemption on payment or credit of profits or dividends earned between 2008 and 2013, previously paid or not. Uncertainty remained, however, in relation to exemption on profits and dividends generated in the calendar year 2014, if higher than the taxable income in the same period in the case of companies that do not opt for early adoption of the new post-RTT tax regime that year. According to the Federal tax authorities the exception is not applicable to the excess amount, or in other words, to the profits and dividends paid more than the taxable income.

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

ANATEL Administrative Proceedings

Under the terms of its PCS authorization, TIM Celular (now TIM S.A.) implemented mobile personal telecommunications coverage for the assigned area. Under such term of authorization, TIM Celular (now TIM S.A.) is required to operate in accordance with the quality standards established by ANATEL. If it fails to meet the minimum quality standards required, TIM Celular (now TIM S.A.) is subject to Obligation Non-Compliance Determination Procedures, or PADO, and applicable penalties. ANATEL has brought administrative proceedings against the TIM Group, which are currently pending for (1) noncompliance with certain quality service indicators (the quality management regulation, or RGQ, and/or RQUAL); and (2) default of certain other obligations assumed under the Terms of Authorization and pertinent regulations. In its defense before ANATEL, the TIM Group attributed the lack of compliance to items beyond its control and not related to its activities and actions. We cannot predict the outcome of these proceedings at this time but have accrued the amount in our balance sheet as a provision for all those cases in which we estimate our loss to be probable.

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

Our activities relating to countries with economic sanctions

We are not, to its knowledge, engaged in any activities, transactions or dealings with the Government of Cuba, North Korea, Iran, Lybia, Russia, and Syriatel from Sudan, Syria and Ukraine (Crimea occupied territories), or the Designated Countries.

The activities, transactions or dealings we had in the year ended December 31, 2024 related in any way to Designated Countries are, to our knowledge, roaming agreements for the provision of telecommunication services, which allow our mobile customers to use their mobile devices on a network outside their home network, or Roaming Agreements. In our view, the amounts related to these operations, detailed below, are immaterial to our business. We do not have any agreement with providers from North Korea.

Roaming Agreements with the following local mobile phone operators:

•	MTN Irancell and MCI Iran Telecom, in Iran;
•	Etecsa (also known as Cubacel), in Cuba; and
•	Syriatel Mobile Telecom SA and MTN Syria, in Syria.

The impact on our consolidated statement of income arising from Roaming Agreements with networks of the Designated Countries is detailed as follows:

	Year ended December 31, 2024
	Revenues	Charges
	(in reais)
North Korea	-	-
Iran	245.356,21	22.155,51
Cuba	4.075,07	74.339,97
Syria	46.283,17	106.635,55
Total	295.714,45	203.131,03

	Year ended December 31, 2023
	Revenues	Charges
	(in reais)
North Korea	-	-
Ukraine	1,321.00	390.48
Sudan	1,118.81	166.89
Russia	334,733.00	12,761.33
Iran	4,743.50	-
Cuba	140,192.00	48.00
Syria	87.73	-
Total	482,196.04	13,316.70

	Year ended December 31, 2022
	Revenues	Charges
	(in reais)
North Korea	-	-
Ukraine	2,436.75	0.37
Sudan	1,522.30	56.27
Russia	145,305.12	4,440,822.96
Iran	2,376.58	133.70
Cuba	4.40	347.27
Syria	1,747.17	81,655.05
Total	153,192.32	4,523,015.62

Telecom Italia activities relating to Designated Countries

The information in this section is based solely on information provided to us by our parent Telecom Italia for the purpose of complying with our obligations under Section 13(r) of the Exchange Act.

Telecom Italia informs us that the activities, transactions or dealings it and its consolidated subsidiaries had in the year ended December 31, 2024 that, to its knowledge, relate to Designated Countries are (1) Roaming Agreements, (2) international telecommunications services agreements with international carriers, which cover delivery of traffic, or International Carrier Agreements, and (3) commercial sale and other agreements, or Commercial Sale and Other Agreements.

Telecom Italia informed us that the only activities that it and its consolidated subsidiaries had in the year ended December 31, 2024, that, to its knowledge, relate in any way to the Designated Countries are:

Roaming Agreements

Its Roaming Agreements are with the following local mobile phone operators:

•	North Korea: none;
•	Iran: Mobile Company of Iran (MCI), Rightel Communication, Irancell (MTN), TKC-KFZO, Taliya and Telecommunication Company of Iran (TCI);
•	Cuba: Cubacel and C Com;
•	Syria: Syriatel Mobile Telecom SA (Syriatel), MNT Syria and Spacetel Syria.
	Year ended December 31, 2024
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	-	-	-	-
Iran	1	42	563	508
Cuba	29	357	1	(119)*
Syria	-	2	53	138
Total	30	401	617	527

(*) Payables are positive due to traffic discounts to be invoiced.

	Year ended December 31, 2023
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	-	-	-	-
Iran	4	67	571	467
Cuba	1	75	-	76
Syria	-	3	54	139
Total	5	145	625	682

	Year ended December 31, 2022
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	-	-	-	-
Iran	5	19	565	401
Cuba	2	184	-	143
Syria	1	16	54	135
Total	8	219	619	679

The amounts of revenues, charges, receivables and payables are considered de minimis by Telecom Italia’s compared to its consolidated revenues, operating expenses, trade receivables and trade payables, respectively.

International Carrier Agreements

Telecom Italia’s subsidiary Telecom Italia Sparkle S.p.A., or TI Sparkle, directly and through its subsidiaries, has agreements with ETEC-Empresa de Telecomunicacione de Cuba SA, Syrian Telecommunication Est and Syrian Telecom SA. The purpose of these International Carrier Agreements is to allow the uninterrupted exchange of international traffic. Consequently, Telecom Italia intend to continue maintaining these agreements.

	Year ended December 31, 2024
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	-	-	-	-
Iran	-	-	-	-
Cuba	597	1,121	1,102	3,832
Syria	-	5	14,180	16,596
Total	597	1,126	15,282	20,428

	Year ended December 31, 2023
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	-	-	-	-
Iran	-	-	-	-
Cuba	639	2,577	1,190	4,746
Syria	1	8	13,332	15,609
Total	640	2,585	14,522	20,355

	Year ended December 31, 2022
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	-	-	-	-
Iran	-	-	-	-
Cuba	628	2,409	569	2,158
Syria	1	1,478	13,812	16,161
Total	629	3,887	14,381	18,319

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

	Year ended December 31, 2024
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	-	-	-	-
Iran	1,079	63	2,789	690
Cuba	3,547	336	7,410	336
Syria	-	-	3,697	-
Total	4,626	399	13,896	1,026

	Year ended December 31, 2023
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	-	-	-	-
Iran	1,039	28	2,447	626
Cuba	3,514	-	6,678	-
Syria	1	-	3,476	-
Total	4,554	28	12,601	626

	Year ended December 31, 2022
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	-	-	-	-
Iran	721	192	1,409	473
Cuba	3,054	-	3,326	-
Syria	22	-	3,601	-
Total	3,797	192	8,336	473

The amounts of revenues, charges, receivables and payables are considered de minimis by Telecom Italia’s compared to its consolidated revenues, operating expenses, trade receivables and trade payables, respectively.

C.       Organizational Structure

We are part of the Telecom Italia Group, which is engaged in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector. The operating segments of the Telecom Italia Group are organized according to the respective geographical location of the telecommunications business (Domestic—Italy and Brazil). We are currently held, indirectly, by Telecom Italia, which as of December 31, 2024, held 66.59% of our shares. In turn, the largest shareholders of Telecom Italia are Vivendi and Poste Italiane S.p.A. (successor of Cassa Depositi e Prestiti), which hold, directly, a stake of approximately 18.37% and 9.81% of the common stock Telecom Italia. In 2019, Telecom Italia delisted all of its U.S. listed securities and deregistered from the SEC, having filed Form 15F on July 9, 2019. Substantially all assets previously held by TIM Participações consisted of our shares (known, until its corporate name change in September 2017, as Intelig, and into which TIM Celular was merged in October 2018 in connection with the Reorganization, as set forth in more detail below) (incorporated in the Federative Republic of Brazil and headquarters located in the State of Rio de Janeiro).

On July 25, 2017, the TIM Participações S.A.’s Board of Directors approved the Reorganization, under which TIM Celular was to be merged into us. In connection with the Reorganization, Intelig was transformed by corporate act into a closely held joint stock company and its corporate name was changed to TIM S.A. On October 31, 2018, the Reorganization was concluded and the merger of TIM Celular into us was completed, transferring all of TIM Celular’s operations to TIM S.A., and with us succeeding to all of TIM Celular’s assets, rights and liabilities. The Reorganization had the objective of capturing operational and financial synergies, through the implementation of a more efficient process structure, as well as accounting and internal control systems. This final step of the Reorganization resulted in efficiencies including: (i) tax efficiencies related to the termination of intercompany transactions; (ii) the creation of one company with combined services (fixed and mobile services) potentially resulting in a more efficient and swift response to the market’s needs, through the development of new services and integrated offers, and enabling a better strategic positioning and competitiveness as well as a better customer experience; (iii) optimization of resources and systems; and (iv) the recording by TIM Participações of an approximately R$952 million tax credit. The minutes of the Reorganization were filed with and approved by the Board of Trade of the State of São Paulo (Junta Comercial do Estado de São Paulo), in December 2018.

On July 29, 2020, our Board of Directors and the Board of Directors of TIM Participações approved the Merger of TIM Participações into us, which became effective on September 28, 2020. The Merger was part of a reorganization of TIM’s corporate group. The business carried out by TIM following the Merger was the same as the business previously carried out by TIM Participações prior to the Merger. Upon the consummation of this transaction and the approval of the listing of our common shares and ADSs on B3 and NYSE, respectively, TIM Participações S.A.’s shareholders received one our shares in exchange for each share of TIM Participações that they held, in accordance with the terms of the Merger Agreement.

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

On March 31, 2023, at a meeting of our Board of Directors, it was confirmed that the outstanding conditions for the merger of SPE Cozani had been met, with an effective date of April 1, 2023, following which date SPE Cozani was merged into us and ceased to exist as a separate legal entity. Pursuant to the merger, we succeeded SPE Cozani in respect of all of its rights and obligations.

The following chart illustrates our current ownership structure:

*Telecom Italia S.p.A. holds 1 (one) share of TIM brasil Serv and Part. S.A.

D.       Property, Plant and Equipment

Our principal properties consist of radio frequencies, transmission equipment, switching exchanges and gateway equipment, which connect calls to and from customers and enables data traffic connections, and radio base stations, which comprise certain signal transmission and reception equipment covering a defined area. At our radio base station, we have also installed antennas and certain equipment to connect these antennas with our switching equipment. As of December 31, 2024, more than 9 thousand 5G gNodes, 68 thousand eNodeB, more than 17 thousand NodeB, more than 13 thousand BTS and more than 126 thousand kilometers in fiber optic networks. We generally lease or buy the sites where our mobile telecommunications network equipment is installed. Over the course of 2024, we had leased approximately 72,202 square meters of real property, all of which was available for office space. We also lease approximately 25,566 square meters of stores operated by us. There are no material encumbrances that may affect our utilization of our property or equipment. All our property and equipment is owned or leased domestically, we do not own or lease any property or equipment outside Brazil.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

A.       Operating Results

The following discussion of our financial condition and operating results should be read in conjunction with our audited consolidated financial statements as of December 31, 2024 and 2023, and for each of the three years in the period ended on December 31, 2024 included elsewhere in this annual report that have been prepared in accordance with IFRS Accounting Standards, as issued by IASB.

Brazilian Political and Economic Overview

The macroeconomic environment remained challenging for our operations throughout the last three years. In 2024, certain events influenced the general macroeconomic scenario, including the government spending control measures proposed by President Lula and the armed conflicts between Russia and Ukraine and Israel and Hamas. President Lula experienced difficulties in his relationship with Congress throughout the year and, on the international level, the conflicts in Ukraine and Gaza that took over the headlines of the main media sources, contributed to increase tensions in such regions. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—We may be impacted by volatility in the global financial markets”.

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

The following table sets forth data on real GDP growth, unemployment, inflation and interest rates, and the U.S. dollar exchange rate for the indicated periods:

	As of and for the year ended December 31,
	2024	2023	2022

GDP growth (%)(1)	3.4	3.2	2.9
Unemployment (%)(2)	6.2	7.8	9.3
Inflation (IGP-M) (%)(3)	6.5	3.2	5.5
Inflation (IPCA) (%)(4)	4.8	4.6	5.6
CDI (%)(5)	10.9	13.0	12.4
SELIC (%)(6)	12.25	11.75	13.75
TJLP (%)(7)	7.43	6.55	7.2
(Depreciation) appreciation of the real against the U.S. dollar (%)(8)	(21.8)	9.4	6.5
Exchange rate (closing) of the real to the U.S. dollar (8)	6.192	4.841	5.217
Average exchange rate the real to the U.S. dollars (8)	5.391	4.995	5.165
(1)	Source: IBGE.
(2)	Source: IBGE
(3)	The General Market Price Index (Índice Geral de Preços do Mercado) (“IGP-M”), as measured by Fundação Getulio Vargas (“FGV”), represents data accumulated over the 12 months in each year ended December 31. Source: FGV.
(4)	The National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) (“IPCA”), as measured by IBGE, represents data accumulated over the 12 months in each year ended December 31. Source: IBGE.
(5)	The DI rate is the end of period interbank deposit rate in Brazil. Source: B3 S.A. – Brasil, Bolsa, Balcão.
(6)	This is the average adjusted rate of daily financing determined in the Special Settlement and Custody System (Sistema Especial de Liquidação e Custódia) (“SELIC”), for Brazilian federal securities (end of period). Source: Central Bank.
(7)	The long-term interest rate (Taxa de Juros de Longo Prazo) (“TJLP”), represents the interest rate applied by the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social) (“BNDES”), in long-term financings (end of the period). Source: BNDES.
(8)	Source: Central Bank, IPEADATA Sources: BNDES, Central Bank, Bloomberg, FGV, IBGE and IPEADATA

The economic environment remained challenging for our operations throughout the last three years. The Brazilian GDP, as published by the IBGE, increased by 2.9%, 3.2% and 3.4% in 2022, 2023 and 2024, respectively. Prior to 2020, when the GDP grew 4.1%, Brazil was emerging from a prolonged recession after a period of a slow recovery, with only meager GDP growth in 2019 and 2018. The rate of growth of Brazilian GDP has a direct effect on consumer demand, which we believe affects demand for our products and services and, consequently, our revenue.

In 2024, Brazilian inflation, as measured by the General Market Price Index (Índice Geral de Preços - Mercado), or IGP-M, published by Fundação Getúlio Vargas, or FGV, a private organization, was 6.5%, compared to 3.2% during 2023 and 5.5% during 2022. In 2024, Brazilian inflation, as measured by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the IBGE, was 4.8%, compared to 4.6% during 2023 and 5.6% during 2022.

During 2024, the real decreased against the U.S. dollar by 21.8%, following an appreciation of 9.4% during 2023 and an appreciation of 6.5% during 2022. The depreciation of the real against the U.S. dollar may create inflationary pressures in Brazil. In periods of significant inflation, we may not be able to pass through our increased cost of goods to our customers and demand for our products may contract.

The Brazilian Government approved a tax reform that was discussed for 30 years, and also approved a new tax framework, which brought more clarity regarding the fiscal direction. The Tax Reform was enacted on December 20, 2023 by National Congress, but it will need complementary and ordinary laws to be regulated. The transition period of the Tax Reform will begin in 2026 and is expected to come into full effect from 2033.

In Europe, levels of economic activity entered a slower growth trajectory, as the war between Russia and Ukraine and the Israel-Hamas conflict, political tensions within the Eurozone and the effects of the United Kingdom formally leaving the European Union on January 31, 2020, or Brexit, continue (see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—We may be impacted by volatility in the global financial markets”). In the United States, it is unclear the degree to which current political divisions in the country will continue throughout the current four-year presidential term of President Biden, as well as the policies that will be adopted by the current administration and the effects of any such policies, if implemented.

Impact of Inflation on Our Results of Operations

In 2022, Brazil’s economic environment was relatively volatile due to the impacts of the COVID-19 pandemic, geopolitical divisions, and the Brazilian presidential election. Despite this environment, inflation fell in 2022 when compared to the previous year. After a peak in 2021, IPCA fell from a double-digit level to 5.6% by December 2022. Brazil's official inflation ended 2023 and 2024 at 4.6% and 4.8%, respectively. The rate is measured by the IPCA (Broad National Consumer Price Index).

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

In 2022, 2023 and 2024, the main lines in our profit and loss impacted directly by inflation were personnel costs, rental costs, and lease costs. Those impacts were mostly offset by the aforementioned cost control measures and price increases.

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

The following table shows certain components of our statement of income for each year in the three-year period ended December 31, 2024, as well as the percentage change from year to year.

		Year ended December 31,		Percentage change
	2024	2023	2022	2024 - 2023	2023 - 2022
	(in thousands of reais)
Revenue	25,447,930	23,833,893	21,530,801	6.8	10.7
Cost of services provided and goods sold	(11,893,115)	(11,496,437)	(10,655,981)	3.5	7.9
Gross income	13,554,815	12,337,456	10,874,820	9.9	13.4
Operating income (expenses):
Selling expenses	(5,908,816)	(5,742,642)	(5,596,211)	2.9	2.6
General and administrative expenses	(1,798,005)	(1,759,433)	(1,808,735)	2.2	(2.7)
Other income (expenses), net	(258,781)	(28,779)	(248,371)	799.2	(88.4)
Share of loss of an associate	(82,526)	(89,304)	(61,587)	(7.6)	45.0
Operating income (expenses)	(8,048,128)	(7,620,158)	(7,714,904)	5.6	(1.3)
Profit before financial income and expenses	5,506,687	4,717,298	3,159,916	16.7	49.3
Financial income (expenses):
Financial income	861,759	1,239,753	1,318,948	(30.5)	(6.0)
Financial expenses	(2,817,346)	(2,765,961)	(2,762,963)	1.9	0.1
Foreign exchange variations	71,363	(7,057)	5,007	1,111.2	(240.9)
Financial income (expenses)	(1,884,224)	(1,533,265)	(1,439,008)	22.9	6.6
Profit before income tax and social contribution	3,622,463	3,184,033	1,720,908	13.8	85.0
Income tax and social contribution	(468,582)	(346,611)	(50,153)	35.2	591.1
Profit for the year	3,153,881	2,837,422	1,670,755	11.2	69.8

Results of Operations for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

Revenue

Our revenue consisted of:

•	mobile and fixed services: (i) local and long-distance voice, (ii) data and content (value-added services), (iii) interconnection, (iv) revenue from new partnership agreements, described as “Customer Platform” (financial, education and advertising), and (v) other services; and
•	goods sold: telephones, mini-modems, tablets and other equipment.

The composition of our revenue by category of service is set out in Note 28 to our consolidated financial statements and discussed below.

Our revenue for the year ended December 31, 2024, was R$25,447,930 thousand, an increase of 6.8% as compared to R$23,833,893 thousand in 2023. This variation was mainly caused by: (i) a 6.8% increase in mobile services revenue (“MRS”) resulting from a combination of a solid performance of the postpaid segment, reflecting our strategy to offer a more attractive value proposition to our customers, and a 6.2% increase in mobile average monthly revenue per user (“ARPU”) (A measure used in the mobile telecommunications industry to evaluate the revenue generated by customers. ARPU is used by our management for decision-making purposes and by our management and investors to assess our operating margin per user and consequently our overall operating performance in a given period); and (ii) a 12.8% increase in revenue from goods sold primarily driven by increase in the volume of sales of higher-value products.

Our management understands that a breakdown of revenue can be helpful in an analysis of our revenue dynamics. The details of our revenue are presented below:

	Year ended December 31,		Percentage change
	2024	2023	2024 – 2023
	(in thousands of reais)
Total revenue	25,447,930	23,833,893	6.8
Service revenue	24,587,499	23,070,803	6.6
Service revenue – mobile	23,256,261	21,779,889	6.8
Client generated	21,605.375	20,228,417	6.8
Interconnection	348,960	425,620	(18.0)
Customer platform	218,690	162,122	34.9
Others	1,083,236	963,731	12.4
Service revenue – fixed	1,331,238	1,290,914	3.1
Goods sold	860,431	763,090	12.8

Service Revenue

Service revenue for the year ended December 31, 2024, was R$24,587,499 thousand, an increase of 6.6% compared to R$23,070,803 thousand in the year ended December 31, 2023.

Mobile Service Revenue (“MSR”) increased 6.8%, to R$23,256,261 thousand for the year ended December 31, 2024, from R$21,779,889 thousand for the year ended December 31, 2023, mainly due to an increase in client generated revenue due to consistent performance improvements in prepaid and postpaid plans. In addition, ARPU increased by 6.2% in 2024 to an ARPU of R$31.4, thereby confirming TIM’s focus on seeking greater monetization of its customer base in line.

Interconnection revenue decreased by 18.0%, to R$348,960 thousand for the year ended December 31, 2024, from R$425,620 thousand for the year ended December 31, 2023, an expected result that followed the reduction in the Mobile Termination Rate (“MTR”) tariff amid lower incoming traffic. Customer platform revenue increased by 34.9%, to R$218,690 thousand for the year ended December 31, 2024, from R$162,122 thousand for the year ended December 31, 2023, driven by mobile advertising and data monetization initiatives.

Fixed service revenue increased 3.1% to R$1,331,238 thousand in the year ended December 31, 2024, from R$1,290,914 thousand in the year ended December 31, 2023, mainly due to the Company's strategy of carrying out a more selective expansion of TIM Ultrafibra. Revenue from goods sold increased 12.8%, to R$860,431 thousand in the year ended on December 31, 2024, from R$763,090 thousand in the year ended on December 31, 2023. The performance during these periods mainly reflects the increase in the volume of sales of higher-value products, supported by a strategy of diversifying the sales portfolio and the growth in sales of equipment related to our strategic pillar of “B2B IoT”.

Cost of Services Provided and Goods Sold and Operating Expenses

Cost of services provided and goods sold and operating expenses (comprised of selling, general and administrative expenses) increased 3.2% for the year ended December 31, 2024 as compared to the year ended December 31, 2023.

The following table shows the components of costs of services provided and goods sold and operating expenses (comprised of selling, general and administrative expenses) for each of the years indicated.

	Year ended December 31,		Percentage change
	2024	2023	2024 – 2023
	(in thousands of reais)
Personnel	(1,486,278)	(1,379,869)	7.7
Third-party services	(3,570,851)	(3,720,070)	(4.0)
Interconnection and means of connection	(3,091,741)	(2,804,984)	10.2
Depreciation and amortization	(7,026,035)	(7,117,029)	(1.3)
Taxes, fees and contributions	(1,092,491)	(940,075)	16.2
Rent and insurance	(716,880)	(670,292)	7.0
Cost of goods sold	(1,104,460)	(1,033,891)	6.8
Publicity and advertising	(700,637)	(599,253)	16.9
Expected credit losses of trade accounts receivable	(693,122)	(639,692)	8.4
Others	(117,441)	(93,357)	25.8
Total	(19,599,936)	(18,998,512)	3.2

Personnel

Personnel costs and expenses increased 7.7% in the year ended December 31, 2024, as compared to the year ended December 31, 2023, to R$1,486,278 thousand in 2024 from R$1,379,869 thousand in 2023. This increase was mainly due to a higher expense related to variable compensation and improved employee benefits, in addition to the impact of the annual adjustment of salaries and charges.

Third-Party Services

Third-party services costs and expenses decreased by 4.0% to R$3,570,851 thousand in 2024 from R$3,720,070 thousand in 2023, primarily due to reduced customer and marketing service costs as well as strategic consulting fees.

Interconnection and Means of Connection

Our costs for interconnection and means of connection increased 10.2%, to R$3,091,741 thousand in the year ended December 31, 2024, from R$2,804,984 thousand in the year ended December 31, 2023. This increase is mainly due to the following factors: (i) higher expenses with international roaming services, reflecting the higher traffic volume after the overhaul of this postpaid service package carried out in the second half of 2023 and (ii) higher expenses with content providers in postpaid and prepaid due to the improvement of offers.

Depreciation and Amortization

Depreciation and amortization costs and expenses decreased 1.3%, to R$7,026,035 thousand in the year ended December 31, 2024, from R$7,117,029 thousand in the year ended December 31, 2023. This variation was mainly explained by the reduction in depreciation on right-of-use of leases, which was partially offset by a higher depreciation related to network infrastructure due to the investments made throughout the year in the expansion of 5G.

Taxes, Fees and Contributions

Taxes, fees and contributions costs and expenses increased 16.2%, to R$1,092,491 thousand in the year ended December 31, 2024 from R$940,075 thousand in the year ended December 31, 2023. The increase was supported by the taxes linked to Cost of services rendered and goods sold, see “Item 4. Information on the Company—B. Business Overview—Taxes on Telecommunications Goods and Services.”

Rent and Insurance

Rent and insurance costs and expenses increased 7.0%, to R$716,880 thousand in the year ended December 31, 2024, from R$670,292 thousand in the year ended December 31, 2023. This increase is mainly related to higher costs with real estate rental.

Cost of Goods Sold

Our cost of goods sold increased 6.8%, to R$1,104,460 thousand in the year ended December 31, 2024, from R$1,033,891 thousand in the year ended December 31, 2023. This increase is in line with the increase in revenue and reflecting the expansion of product sales.

Publicity and Advertising

Publicity and advertising expenses increased 16.9%, to R$700,637 thousand in the year ended December 31, 2024 from R$599,253 thousand in the year ended December 31, 2023. This increase is mainly explained by the continuity of expenses related to marketing actions in face of the Company’s strategy to improve customers perception.

Expected credit losses of trade accounts receivable

Expected credit losses of trade accounts receivable increased 8.4%, to R$693,122 thousand at the year ended December 31, 2024, from R$639,692 thousand in the year ended December 31, 2023. This increase was mainly due to a nearly 10% higher postpaid client base in 2024. Despite this increase, the expected credit losses charges in relation to revenue remained consistent at 2.7% in both years.

Others

Others increased 25.8%, to an expense of R$117,441 thousand in the year ended December 31, 2024, from an expense of R$93,357 thousand in the year ended December 31, 2023. This increase is mainly explained by a decrease in our contingencies provision.

Other income (expenses), net

Other income (expenses), net, increased 799.2%, to an expense of R$258,781 thousand in the year ended December 31, 2024, from an expense of R$28,779 thousand in the year ended December 31, 2023. This increase in expenses is mainly explained by the gain of R$ 303,435 thousand recognized in 2023 in connection with the end of the dispute over the price adjustment over the Cozani acquisition.

Profit for the year

The following table shows our profit for the year, as well as the percentage change, for each of the periods indicated:

	Year ended December 31,		Percentage change
	2024	2023	2024 – 2023
	(in thousands of reais)
Profit before financial income (expenses) and income taxes	5,506,687	4,717, 298	16.7
Financial income (expenses)	(1,884,224)	(1,533,265)	22.9
Income tax and social contribution	(468,582)	(346,611)	35.2
Profit for the year	3,153,881	2,837,422	11.2

Financial Income (Expenses)

Net financial expenses increased 22.9% in the year ended December 31, 2024, to an expense of R$1,884,224 thousand, from an expense of R$1,533,265 thousand in the year ended December 31, 2023. Such increase is mainly explained by: (i) the end of the interest capitalization of licenses; (ii) a negative mark-to-market from derivatives result; (iii) reduction in C6 Bank mark-to-market; and (iv) positive effect in the first quarter of 2023 related to the renegotiation of tower lease contracts.

Income tax and Social Contribution

Income tax and social contribution increased 35.2% in the year ended December 31, 2024, to an expense of R$468,582 thousand, as compared to an expense of R$346,611 thousand in the year ended December 31, 2023. This variation is explained by the increase in the earnings before taxes line in 2024 compared to 2023. The effective tax rate also increased to approximately 13% in 2024 compared to 11% in 2023.

Profit for the Year

As a consequence of the explanations above, our profit for the year ended December 31, 2024, was R$3,153,881 thousand representing an increase of 11.2% from our profit of R$2,837,422 thousand for the year ended December 31, 2023.

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

Our revenue for the year ended December 31, 2023 was R$23,833,893 thousand, an increase of 10.7% as compared to R$21,530,801 thousand in 2022. This variation was mainly caused by: (i) an 11.2% increase in revenue from our Mobile Service operations resulting from a combination of an increase in ARPU, migration of customers to plans of higher value, and revenue derived from customers that were added from Oi Móvel as a result of the Oi Transaction in May 2022; (ii) a 9.7% increase in revenue from TIM UltraFibra, with ARPU reaching R$94.0 (we continue to selectively expand its coverage area as a way of ensuring greater profitability focused on fiber); and (iii) an 8.7% increase in revenue from goods sold, as a consequence of our strategy to prioritize higher value devices.

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

Revenue from goods sold increased 8.7%, to R$763,090 thousand in the year ended December 31, 2023, from R$702,001 thousand in the year ended on December 31, 2022, mainly as a result of our strategy regarding the prioritization of higher value devices, such as Apple gadgets.

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

Personnel

Personnel costs and expenses increased 7.9% in the year ended December 31, 2023 as compared to the year ended December 31, 2022, to R$1,379,869 thousand in 2023 from R$1,278,499 thousand in 2022. This increase was mainly due to (i) the impact of adjustments to salary, benefits and social charges in 2023 considering the collective bargain agreements (acordo coletivo de trabalho) adjusted for inflation, and (ii) provisions for expenses related to employee profit sharing in our results.

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

Depreciation and Amortization

Depreciation and amortization costs and expenses increased 4.2%, to R$7,117,029 thousand in the year ended December 31, 2023, from R$6,827,174 thousand in the year ended December 31, 2022. This variation was mostly due to higher depreciation on right-of-use of leases related to the acquisition of Oi Móvel’s towers.

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

Other Income (Expense), Net

Other Income and Expense, Net, decreased 88.5%, to an expense of R$28,779 thousand in the year ended December 31, 2023 from an expense of R$248,371 thousand in the year ended December 31, 2022. This decrease is explained by the gain from the conclusion of arbitration related to the acquisition of Cozani in the amount of R$303,435 thousand.

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

Financial Income (Expenses)

Net financial expenses increased 6.6% in the year ended December 31, 2023, to an expense of R$1,533,265 thousand, from an expense of R$1,439,008 thousand in the year ended December 31, 2022. Such increase is mainly explained by: (i) a higher monetary adjustment on interest related to the 5G auction with the payment of a new installment in December 2023, considering that in 2021, we participated in the frequency auction for 4G/5G conducted by Anatel and thus acquired 10 to 20-years term lots, with related installment payments periodically adjusted by the Brazilian basic interest rate; (ii) the end of interest capitalization on the 3.5GHz license in 2023; and (iii) a lower impact of new tranches received from C6 in 2023 compared to previous years (option for us to subscribe 0.36% of the shares of C6 Bank capital on December 31, 2023 and 1.44% on December 31, 2022). In 2020, TIM announced a partnership with C6 Bank. As remuneration for this contract, TIM receives a commission per activated account and the option to gain an equity interest in the bank as certain goals are achieved, in which the number of shares received for each goal met varies during the contractual term. In addition to a negative effect from a higher monetary adjustment on provisions for contingencies, in the percentage of 46.03%, in the year ended December 31, 2023 (for more information, see note 24 to our consolidated financial statements), we earned lower interest on financial investments arising from a decrease in Brazil’s basic interest rate during the year.

Income tax and Social Contribution

Income tax and social contribution increased 591.1% in the year ended December 31, 2023, to an expense of R$346,611 thousand, as compared to an expense of R$50,153 thousand in the year ended December 31, 2022. This increase was primarily due to the positive impact on net income resulting from the effect on the result generated from the accounting for the closing price adjustment agreed upon for the acquisition of Oi Móvel’s mobile assets. (See note 1.2 to our consolidated financial statements)

In 2023, income tax and social contribution is comprised by current income tax expense of R$80,229 thousand and deferred income tax expense of R$266,382 thousand. Although profit before income tax and social contribution was higher in 2023 in comparison to 2022, tax benefits related to SUDAM/SUDENE (R$235,753 thousand) and interest on shareholder's equity (R$544,000 thousand) recognized in the current year were also higher than the amounts recognized in 2022, which contributed to reduce our total income tax and social contribution during the year.

Profit for the Year

As a consequence of the explanations above, our profit for the year ended on December 31, 2023, was R$2,837,422 thousand representing an increase of 69.8% from our profit of R$1,670,755 thousand for the year ended December 31, 2022.

Non-GAAP Financial Measures for the Years Ended December 31, 2024, 2023 and 2022

		Year ended December 31,
	2024	2024	2023	2022
	(in thousand of US$)(1)	(in thousands of R$)
Net Debt(2)	1,453,312	8,999,341	10,187,261	12,302,516
EBITDA(3)	2,023,920	12,532,722	11,834,327	9,987,091
Adjusted EBITDA(4)	2,038,862	12,625,248	11,620,197	10,065,171

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$6.1923 to US$1.00, as reported by the Central Bank as of December 31, 2024. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	We calculate Net Debt as total loans and derivatives plus lease liabilities minus lease assets minus cash and cash equivalents minus FIC (Investment Fund). For a reconciliation of Net Debt to the most directly comparable IFRS measure, see “-Reconciliation of Non-GAAP Financial Measures-Reconciliation of Net Debt.”
(3)	We calculate EBITDA as net profit for the year plus net financial income (expense), income tax and social contribution and depreciation and amortization costs and expenses. For a reconciliation of EBITDA to Adjusted EBITDA, see “-Reconciliation of Non-GAAP Financial Measures-Reconciliation of EBITDA and Adjusted EBITDA.”
(4)	We calculate Adjusted EBITDA as EBITDA as adjusted for (i) equity in earnings and (ii) Non-recurring Income/Expenses. For a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, see “Operating and Financial Review and Prospects—Reconciliation of Non-GAAP Financial Measures—Reconciliation of EBITDA and Adjusted EBITDA.”

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

Reconciliation of Net Debt

	Year ended December 31,
	2024	2024	2023	2022
	(in thousands of US$) (1)	(in thousands of R$)

Total loans and derivatives	380,645	2,357,066	3,203,248	4,461,574
(+) Leases - Liabilities(2)	2,030,884	12,575,846	12,256,775	12,831,865
(-) Leases - Assets(3)	38,820	240,387	236,341	238,646
(-) Cash, Cash Equivalents	526,257	3,258,743	3,077,931	2,548,713
(-) FIC (Investment Fund)(4)	393,140	2,434,441	1,958,490	2,203,564
Net Debt(5)	1,453,312	8,999,341	10,187,261	12,302,516

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$6.1923 to US$1.00, as reported by the Central Bank as of December 31, 2024. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	Lease – Liabilities corresponds to the Company´s consideration for the right-of-use of the leased asset under the lease agreements under which the Company is the lessee. The amount of each agreement is accounted for at the lease’s commencement at the lower of the fair value of the leased asset and the present value of payments provided for in lease agreement. For more information, see note 18 to the consolidated financial statements.
(3)	Leases under which the Company, as a lessor, transfers substantially all the risks and rewards of ownership to the other party (lessee) are classified as finance leases. These leases are recorded as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receivables provided for in the agreement. Interest related to the lease is recorded as financial revenue over the contractual term. For more information, see note 18 to the consolidated financial statements.
(4)	Comprises financial assets measured at fair value through profit or loss. For more information, see note 12 to the consolidated financial statements.
(5)	We calculate Net Debt as total loans and derivatives plus lease liabilities minus lease assets minus cash and cash equivalents minus FIC (Investment Fund). For further information on Net Debt, see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures—Net Debt.”

Reconciliation of EBITDA and Adjusted EBITDA

	Year ended December 31,
	2024	2024	2023	2022
	(in thousands of US$) (1)	(in thousands of R$)
Net profit for the year	509,323	3,153,881	2,837,422	1,670,755
(+)Finance income (expenses), net	304,285	1,884,224	1,533,265	1,439,008
(+)Income tax and social contribution	75,672	468,582	346,611	50,153
(+)Depreciation and amortization	1,134,641	7,026,035	7,117,029	6,827,175
EBITDA(2)	2,023,920	12,532,722	11,834,327	9,987,091
(+)Equity in Earnings(3)	13,327	82,526	89,304	61,587
Non recurring Income/Expenses(4)	—	—	(303,435)	16,493
Adjusted EBITDA(5)	2,037,248	12,615,248	11,620,197	10,065,171

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$6.1923 to US$1.00, as reported by the Central Bank as of December 31, 2024. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	We calculate EBITDA as net profit for the year plus net financial income (expense), income tax and social contribution and depreciation and amortization costs and expenses. For further information on EBITDA, “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA.”
(3)	The adjustment for equity in earnings corresponds to our 49% ownership interest in the loss of I-Systems (formerly Fiber Co), which we account for using the equity accounting method. For more information about the share of loss of such associate, see Note 14 to the consolidated financial statements.
(4)	The adjustment for non-recurring revenues/expenses corresponds to: (i) in 2023, the net profit recorded as a result of the post-closing price adjustment in 2023 related to our acquisition of certain assets of Oi Móvel (for more information see note 1.2 to our consolidated financial statements); and (ii) in 2022, the line was impacted as a result of the post-closing price adjustment from the sale of control of I-Systems.
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

The cost of our debts has been significantly reducing in terms of CDI, due to the expiration of certain contracts with higher rates and the disbursement of new credit lines with rates below market cost, despite the adverse macroeconomic scenario in Brazil, particularly the recent increase of Brazil’s base interest rate.

In May 2024, we disbursed part of a credit line with Banco do Nordeste do Brasil S.A. in an amount of R$386.9 million and an average post-hedge cost of 56.82% of CDI and a term of two years.

In July 2024, we disbursed part of a credit line with Banco do Nordeste do Brasil S.A in an amount of R$116.4 million and an average post-hedge cost of 56.75% of CDI and a term of two years.

As of December 31, 2024, we have sufficient working capital to service our operating activities and ongoing investments.

Sources of Funds

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Operating Activities

Cash flows generated in our operating activities decreased by 0.7% in 2024, to R$12,331,543 thousand from R$12,420,656 thousand in 2023, mainly as result of the variations described below.

We had significant variations in our operational assets and liabilities, which affected our cash flow from operations. The main variations of assets and liabilities were:

Positives

•	Suppliers payable increased R$304,243 thousand in the year ended on December 31, 2024, compared to an increase of R$353,319 thousand in the year ended on December 31, 2023.
•	Taxes, charges and contributions payable increased R$375,228 thousand in the year ended on December 31, 2024, compared to an increase of R$617,975 thousand in the year ended on December 31, 2023.
•	Judicial deposits increased R$32,242 thousand in the year ended December 31, 2024, compared to an increase of R$749,336 thousand in the year ended December 31, 2023.

Negatives

•	Authorizations payable decreased R$163,612 thousand in the year ended December 31, 2024, compared to a decrease of R$246,836 thousand in the year ended December 31, 2023.
•	Prepaid expenses decreased R$184,736 thousand in the year ended on December 31, 2024, compared to a decrease of R$18,295 thousand in the year ended on December 31, 2023.
•	Trade accounts receivable decreased R$1,605,774 thousand in the year ended December 31, 2024, compared to a decrease of R$867,369 thousand in the year ended December 31, 2023.

Investing Activities

Cash flows used in our investing activities increased by 5.8% in 2024, to R$4,953,872 thousand from R$4,683,538 thousand in 2023, mainly as a result of investment in marketable securities.

Financing Activities

Cash flows used in our financing activities decreased by 0.2% in 2024, to R$7,196,859 thousand from R$7,207,900 thousand in 2023, mainly due to lower derivative financial instruments, also lower interest paid in loans.

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

We had significant variations in our operational assets and liabilities, which affected our cash flow from operations. The main variations of assets and liabilities were:

Positives

•	Suppliers payable increased R$353,319 thousand in the year ended on December 31, 2023, compared to an increase of R$757,628 thousand in the year ended on December 31, 2022.
•	Taxes, charges and contributions payable increased R$617,975 thousand in the year ended on December 31, 2023, compared to an increase of R$102,948 thousand in the year ended on December 31, 2022.

•	Judicial deposits increased R$749,336 thousand in the year ended December 31, 2023, compared to a decrease of R$603,825 thousand in the year ended December 31, 2022.
•	Higher profit in 2023, amounting to R$3,184,033 thousand (R$1,720,909 thousand in 2022).

Negatives

•	Authorizations payable decreased R$246,836 thousand in the year ended December 31, 2023, compared to a decrease of R$2,378,796 thousand in the year ended December 31, 2022.
•	Prepaid expenses decreased R$18,295 thousand in the year ended on December 31, 2023, compared to an increase of R$164,288 thousand in the year ended on December 31, 2022.
•	Trade accounts receivable decreased R$867,369 thousand in the year ended December 31, 2023, compared to a decrease of R$628,272 thousand in the year ended December 31, 2022.
•	Gain from the acquisition of Cozani in 2023, totaling R$303,435 thousand.
•	Lower interest on lease liability in 2023, amounting to R$1,062,251 thousand (R$1,333,007 thousand in 2022).

Investing Activities

Cash flows used in our investing activities decreased by 43.9% in 2023, to R$4,683,538 thousand from R$8,353,129 thousand in 2022, mainly as a result of the cash paid for the acquisition of Oi Móvel in 2022. In addition there was a decrease of 52.0%, from R$6,249,167 thousand in 2022, to R$2,998,654 thousand in 2023, due to a lower level of investment in marketable securities in 2023 compared to 2022.

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

As set forth below and as each agreement is described further in the following paragraph, in 2024, we did not obtain any new loans but, we requested disbursement of the certain already available credit agreements.

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

As mentioned above, our principal financing agreements are:

•	Loan Agreement, dated as of December 23, 2015, between Finnish Export Credit as lender, KfW IPEX as facility agent and TIM Celular (which has been merged into us in connection with the Reorganization), as borrower, in the principal amount of U.S.$150 million. The new Loan Agreement is divided in three tranches of up to U.S.$50 million to be disbursed in 2016, 2017 and 2018. On April 20, 2016, the first tranche of U.S.$45 million was disbursed and it has an average cost of 79% of the CDI after hedging. The second tranche of U.S.$48 million was disbursed on April 20, 2017, and it has an average cost of 81.5% after hedging and the third tranche of U.S.$40 million was disbursed on September 17, 2018, and it has an average cost of 92.59% after hedging. On August 24, 2018, we requested the partial cancellation of U.S.$5.1 million (or U.S.$11.1 million if considered the regular reductions of total amount thereunder). As of December 31, 2024, the total outstanding amount under this credit agreement, converted from U.S. dollars and including accrued interest, was R$32.8 million and there will be no more disbursements. The first tranche matured on January 2, 2024, the second tranche matured on December 31, 2024, and the third tranche will mature on December 30, 2025.

•	Credit Agreement, dated as of May 2, 2018, between BNDES as lender and TIM Celular (now TIM S.A.) as borrower (the “2018 BNDES Facility”), in the principal amount of R$1,500 million. The agreement, involves three credit lines with equal conditions of interest rates and tenors: (1) Credit Line A, in an amount of R$1,090 million, with a fixed interest rate of 1.95% plus the TJLP and eight years tenor; (2) Credit Line B, in an amount of R$390 million, with a fixed interest rate of 1.95% plus the TJLP and eight years tenor; and (3) Credit Line C, in an amount of R$20 million, with a fixed interest rate of 1.95% plus the TJLP and eight years tenor. Each credit line is to be used for specific purposes as set forth in the Credit Agreement and there were no disbursements between 2019 and 2021. In March 2019, Credit Line B was canceled and replaced by FINAME DIRETO (as defined below at next bullet). On November 4, 2022, the disbursement of the amount of R$311.4 million occurred (from Credit Line A) and R$7.8 million (from Credit Line C), both with cost of 1.95% plus the TJLP and term of 2.8 years. As of December 31, 2024, the total outstanding amount under this credit agreement was R$75.7 million.
•	Credit Agreement, dated March 20, 2019, between Agência Especial de Financiamento Industrial S.A., or FINAME, an entity within the BNDES system, as lender and TIM S.A. as borrower, in the principal amount of R$390 million for exclusive use in the acquisition of new machines, equipment, industrial systems, components and automation and computing goods of national manufacture, accredited by the Computerized Supplier Accreditation (Credenciamento de Fornecedor Informatizado), or CFI, of the BNDES system. The new agreement replaces one of the sub-credits (Credit Line B) of the existing 2018 BNDES Facility with better interest rate and maturity conditions: a fixed interest rate up to 1.44% plus the TLP and maturity up to 10 years. There were no additional costs to sign this loan and was fully disbursed in November 2021. As of December 31, 2024, the total outstanding amount under this credit agreement was R$385.6 million.
•	Credit Agreement, dated as of January 31, 2020, between Banco do Nordeste do Brasil S.A. as lender and TIM S.A., as borrower, in the principal amount of R$752.5 million, secured by a bank guarantee and receivables. The agreement has a total term of eight years, with three years of grace period and five years of amortization period, with the use of proceeds for our capital expenditures plan for the next three years (2020-2022) in the northeastern region of Brazil pursuant to certain standard FINAME requirements, as described in the agreement. The credit line is divided in two tranches: (i) a R$325 million tranche at IPCA plus 1.44% per year or IPCA plus 1.22%, considering a 15% compliance bonus; and (ii) a R$427 million tranche at IPCA plus 1.76% per year or IPCA plus 1.48%, considering a 15% compliance bonus. On May 10, 2022, the disbursement of part of this credit line occurred with an amount of R$249.1 million and an average post-hedge cost of 69.02% of CDI and a term of 5.9 years. In May 2024, the disbursement of part of this credit line occurred with an amount of R$386.9 million and an average post-hedge cost of 56.82% of CDI and a term of 2 years. In July 2024, the disbursement of part of this credit line occurred with an amount of R$116.4 million and an average post-hedge cost of 56,75% of CDI and a term of 2 years. As of December 31, 2024, the total outstanding amount under this credit agreement was R$585.1 million.
•	Deed of Indenture for the Issuance of Simple Unsubordinated Debentures, Not Convertible into Shares, in a Single Series, for Public Placement with Limited Efforts of the Second Issuance of TIM S.A. (“Instrumento Particular de Escritura de Emissão de Debêntures Simples, da Espécie Quirografária com Garantia Adicional Fidejussória, não Conversíveis em Ações, em Série Única, para Distribuição Pública com Esforços Restritos da Segunda Emissão da Tim S.A.”), dated as of June 15, 2021, between TIM S.A., as issuer, Pentágono Distribuidora de Títulos e Valores Mobiliários S.A., as fiduciary agent. The total amount of the issuance was R$1.6 billion through the issuance of 1,600,000 debentures each with a nominal value of R$1,000 on the issuance date and in a single series. The debentures are non-convertible and unsubordinated. For all legal purposes, the issuance date is June 15, 2021, and the term of the debentures is of 7 years as from the issuance date, or June 16, 2028, and cost post hedge of CDI + 0.95% per year. As of December 31, 2024, the total outstanding amount under this credit agreement was R$1,956.3 million. This issue is a sustainability-linked title, in reliance on Brazilian Law No. 12,431, and we used the net proceeds of this issuance to finance our capital expenditure for the 2020-23 period.

See Note 21 to our consolidated financial statements for a further description of such financing agreements.

The following financial contracts were disclosed in our annual report filed on Form 20-F with the Securities and Exchange Commission on April 30, 2024, all of which have since matured and been repaid or have been prepaid by us:

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

Uses of Funds

Our principal uses of funds during the three-year period ended December 31, 2024, were payment of dividends to our shareholders, capital expenditures, business combination and loan repayments.

Material Capital Expenditures

Our capital expenditures in 2024, 2023 and 2022 related primarily to: (i) developing our fiber optic network, (ii) deployment and expansion of the capacity of our 3G and 4G networks, (iii) expanding network capacity, geographic coverage and digitalization, (iv) maintenance of our networks and IT systems, (v) of equipment purchases relating to our migration to PCS operations, and (vi) developing new operational and information technology systems.

The following table contains a breakdown of our investments in long-lived assets for the years ended December 31, 2024, 2023 and 2022:

Capital Expenditures Categories

	Year ended December 31,
	2024	2023	2022
	(in thousands of reais)
Network	3,168,810	3,120,320	3,449,303
Information technology	893,113	779,833	703,899
Licenses	63,915	56,042	174,535
Other	425,261	548,119	402,695
Total capital expenditures(1)	4,550,378	4,504,314	4,730,433
(1)	The material capital expenditures discussed in this section are recurring and operational in nature and exclude non-recurring capital expenditures, like expenditures in relation to the acquisition of certain assets from Oi Móvel.

Capital expenditures totaled R$4,550 million in 2024, an increase of 1.0% when compared to R$4,504 million in 2023. This increase is explained by a greater volume of investments in network infrastructure, with emphasis on the increase in 5G coverage in the country, and by an improvement in IT infrastructure.

See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures.”

Dividends

Our dividends are calculated in accordance with our By-laws and Brazilian corporate law. Under our By-laws, we are required to distribute an aggregate amount equal to at least 25% of our adjusted net income to our shareholders, either as dividends or as tax-deductible interest on shareholders’ equity, each year ended December 31, if there are funds available for distribution.

For the purposes of the Brazilian corporate law and in accordance with our By-laws, “adjusted net income” is the amount equal to the net profit adjusted to reflect allocations to or from: (1) the legal reserve, and (2) a contingency reserve for probable losses, if applicable.

The following table contains a breakdown of the dividends and interest on shareholders’ equity paid (net of income taxes) by us to our shareholders during the years ended December 31, 2024, 2023 and 2022:

Dividend Distribution

	Year ended December 31,
	2024	2023	2022
	(in thousands of reais)
Dividends	2,050,000	1,310,000	600,000
Interest on shareholders’ equity (net of withholding tax)	1,450,000	1,600,000	1,400,000
Total distributions	3,500,000	2,910,000	2,000,000

Between April and December of 2024, our Board of Directors approved the distribution of an aggregate of R$1,450 million as interest on shareholders’ equity surpassing the minimum required by Brazilian Law, with respect to our 2024 results. The amounts of dividends indicated in the table above for 2022 and 2023 were approved at the annual general meeting in 2023 and 2024, respectively. The amount of withholding taxes was R$120 million, during 2024. The amounts paid were R$800 million in 2024 and R$650 million in 2025 as of the date of this annual report. Additional complementary dividends were proposed for the 2024 fiscal year, in the amount of R$2.05 billion and were approved at our General Shareholders’ Meeting.

Funding and Treasury Policies

We maintain a general policy of continually monitoring our financial position and treasury activities to ensure solid cost and expenditure control. In accordance with our funding and treasury policy, we will continue to monitor the market to take advantage of suitable instruments to finance our industrial Plan. We expect future financing to balance maturity, cost and TIM’s payment capacity.

Leverage

Management tracks the ratio of Net Debt to EBITDA, which we refer to as the financial leverage index, to monitor the sustainability of our debt levels and our ability to take on additional debt. The ratio is a common credit analysis metric in the telecommunications industry and shows approximately how many years it would take to pay back our indebtedness, assuming no new debt is taken on, EBITDA remains constant, and all cash and cash equivalents may be used to repay debt. In addition, we believe that the ability to take on additional debt is a critical factor that affects our success, as indebtedness may be required to make investments necessary to grow our business. We believe that our current financial leverage index, Net Debt to EBITDA, reflects conservative leverage levels and the ability to incur additional debt if needed for extraordinary investment. Investors should be cautious in comparing our financial leverage index to that of other companies that report a similar ratio of debt to EBITDA because EBITDA may be calculated differently from company to company, leading to financial leverage indexes that are not comparable. Accordingly, any such comparison may be misleading.

The following table sets forth our financial leverage index for the reported periods:

	2024	2023	2022
	(in thousands of reais)
Net Debt (non-GAAP) (unaudited)(1)	8,999,341	10,187,261	12,302,516
EBITDA (non-GAAP) (unaudited)(2)	12,532,722	11,834,327	9,987,091
Financial leverage index (non-GAAP) (unaudited)(3)	0.72	0.86	1.23

(1)	We calculate Net Debt as total loans and derivatives plus lease liabilities minus lease assets minus cash and cash equivalents minus FIC (Investment Fund).
(2)	We calculate EBITDA as net profit for the year plus net financial income (expense), income tax and social contribution and depreciation and amortization costs and expenses.
(3)	We calculate the financial leverage index as Net Debt/EBITDA.

Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations (in present value) as of December 31, 2024:

		Payments Due by Period as of December 31, 2024
	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
		(in thousands of reais)
Total borrowings (post-hedge)(1)	193	1,262	796	106	2,357
Leases – IFRS 16(2)	1,466	2,343	2,133	4,513	10,454
Leasing (previous IAS 17 finance leases)	130	254	291	1,207	1,881
Total(3)	1,789	3,858	3,220	5,826	14,693

(1)	Considering the balances related to derivative financial instruments as of December 31, 2024.
(2)	Leases in which we, as the lessee, substantially hold all the risks and benefits of ownership are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interest related to the leases is taken to statement of income as financial expense over the term of the contract.
(3)	Other than as set forth herein (see, for example, “Item 4. Information on the Company—B. Business Overview—Our Business”), we have no capital lease obligations, unconditional purchase obligations, or other long-term liabilities reflected on our balance sheet of our consolidated financial statements. Interest is not included in long-term debt since it is subject to variable interest.

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

As happened with the Termo de Relação Contratual Atípica (“TRCA Plan”), we had understood, until December 31, 2010 that we were responsible for liabilities of PAMEC participants (health care plan) related to us. We have changed its position based on a revised legal construction of its internal and external lawyers. As a result, the liabilities previously recorded were written off.

Under with the rules established by NBC TG 33 (R2) - Benefícios a Empregados (IAS 19 – Employee Benefits) issued by the Federal Accounting Council - CFC and approved by CVM Deliberation 695/2012, after revoked by CVM Resolution 110/2022 (CVM Resolution 110/2022), the plans having a surplus are not recorded by us, as it is impossible to recover these amounts. Furthermore, the amounts of contributions will not be reduced for future sponsors.

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

The PBS Assistidos plan continues to be managed by SISTEL. The only exception is Plano PAMEC, which was extinguished, with us remaining responsible for coverage of the respective benefit, now called PAMEC/Apólice de Ativos.

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

In 2024, contributions to the pension plans mentioned above totaled R$1.0 million, compared to R$1.1 million both in 2023 and 2022.

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

D.       Trend Information

Customer Base and Market Share

In the year ended December 31, 2024, our mobile subscriber base increased by 1.3% to 62.1 million customers, compared to 61.2 million customers in 2023, reflecting a growth by 9.4% in the Postpaid customer base, and a decline by 5.3% in the Prepaid customer base. Related to the composition of our customer base, the Postpaid segment accounted for 48.7% of our total subscriber base in the year ended December 31, 2024, compared to 45.1% in 2023. The prepaid segment represents 51.3% of our customer base at the end of 2024, compared to 54.9% in 2023.

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

Among the initiatives put in place in 2023 that supported this performance, the following stand out the most: (i) the ongoing evolution of the volume-to-value approach, maintaining a high level of ARPU and upselling to our customer base; (ii) expansion of the network, consolidating TIM as having the largest mobile coverage in Brazil with the launch of 5G, which was made available in all of Brazil’s state capitals n 2023, and maintaining leadership in 4G; (iii) the solid execution of our ultra-broadband operation, with the rebranding of the service (TIM UltraFibra) and the expansion of fiber; (iv) the continuous advancement of our network and IT infrastructure; (v) the incessant pursuit for cost and investment efficiencies despite the scenario of high inflation in the first half of 2023; and (vi) the ongoing evolution of our customer platform strategy, materialized by partnerships in different verticals such as financial services, digital education, digital security and mobile advertising.

In 2024 we consolidated our existing partnerships and planned for potential future ones. We continued to expand our network and IT infrastructure while pursuing cost and investment efficiencies despite the higher inflation scenario in the second half of 2024.

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

Mobile ARPU (Average Monthly Revenue Per User) was R$31.40 for the year ended December 31, 2024, reflecting an increase of 6.2% as compared to the year ended December 31, 2023, which was R$29.50. This result shows TIM’s focus on seeking greater monetization of its customer base in line with its strategy. The ARPU of the Mobile segment, which excludes other mobile revenues and revenue generated by the Customer Platform, increased (i) by 3.0% YoY (2024:R$52.70 x 2023:R$51.20) in the Postpaid segment, having as its main driver a more rational environment, and (ii) by 0.7% YoY (2024: R$14.80 x 2023: R$14.70) in the Prepaid segment. The increase of the mobile ARPU is mainly explained by our strategy to offer a more attractive value proposition to our customers in the Postpaid segment. We understand that the ARPU is a relevant profitability metric that allows comparability with other peers in the telecommunication sector, calculated by dividing mobile services revenues by the average monthly customer base.

Competitive Environment

While Brazil’s mobile telecommunications market is mature, it continues to be subject to a competitive landscape, especially with the recent launch of the 5G ecosystem and the closing of the sale and the division of Oi Móvel’s mobile assets among us, Vivo and Claro.

On April 20, 2022, jointly with Telefônica Brasil S.A. and Claro S.A., we announced the closing of our acquisition of the mobile assets of Oi Móvel. Following the closing, we began to integrate Oi Móvel’s customer network into our network. In June 2022, we concluded the “roaming like” phase of the integration, which is when customers from Oi began to access our network, in roaming mode, with coverage otherwise not being available, therefore offering them a better UX. The stage of the customer’s migration, which started in August 2022, was carried out in phases and completed in April 2023 (including clean-up and adjustments).

Consistent with our values acting as an engine of growth and for the development of differentiated and quality services at fair and competitive prices, we purchased part of Oi Móvel’s mobile operation assets. With this strategy, we reinforced that we are looking for a more balanced and healthy competitive market; improving the quality and experience of service for our and Oi Móvel’s customers; obtaining synergies by improving asset utilization; optimizing our portfolio; strengthening our technological innovation and ensuring profitability for our shareholders.

Technological changes in the telecommunications field, such as the rapid development of 4G (LTE) and the expected growth of 5G in the coming years, may introduce additional sources of competition.

In order to provide mobile telecommunications services over additional bandwidth frequencies to accommodate these emerging technologies, ANATEL auctioned licenses on November 4, 2021. Blocks were auctioned across four frequency bands: 700MHz, 2.3 GHz, 3.5GHz and 26GHz over a 20-year period. The 5G technology, offered mainly through the 3.5 GHz band and also through the 26 GHz band, was deployed across Brazilian state capitals between July and October of 2022. The 5G SA coverage will be expanded gradually, with a plan of reaching all Brazilian municipalities by December 31, 2029.

Through the 5G spectrum auction held in 2021 by ANATEL, in addition to competition from the major market participants (Vivo, Claro and TIM) and established regional players (Algar Telecom and Sercomtel), new entrants secured licenses, such as Brisanet, Unifique and Ligga (which launched 5G services in the second half of 2023), intensifying investments, coverage and competition. We also expect that the new auction of the 700Mhz band that should take place by the end of 2025 will strengthen these regional providers. In addition, we compete with new offers from MVNOs, such as Nubank, which launched telecommunication services in late 2024 that will gradually be made available to their customer base.

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

In recent years, a mixture of organic growth and strategic acquisitions was observed in the Brazilian broadband sector, resulting in the growth of the number of strong market participants, each eager to expand and strengthen their regional presence across the country. Recently, it has become possible to observe acquisitions among larger players in the market, reflecting a shift in the market's dynamics and the growing competition for consolidation at the top. As the market is still fragmented, there is room for gains, which may continue to induce interest from other groups to undertake a similar strategy (such as regional providers continuing to add new acquisitions to their post-IPO portfolio by acquiring smaller ISPs to complement their existing footprint). One of the main opportunities for ISPs in the mobile market will be for ISPs to leverage their current broadband customer base with bundle offers combining their existing broadband offering with mobile offerings that utilize the mobile neutral network.

There is also competition from other services outside the telecommunications industry, such as the global and local OTT providers who offer content and services based on the Internet, including voice calls and messaging without paying for network infrastructure. OTT applications have become so important to customers that in many cases they are bundled as free services by mobile operators. OTT communication apps have a business model that demands increased network traffic, but telecommunications companies are the ones required to finance and undertake the network infrastructure investment required to address the increased Internet traffic which comes from OTT applications.

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

The following are the current members of the Board of Directors and their respective titles, whose terms of office will be valid until the annual shareholders’ meeting to be held in 2027:

Name	Title	Date of Birth	Date Appointed
Nicandro Durante	Chairman	September 13, 1956	March 27, 2025
Claudio Giovanni Ezio Ongaro	Director	July 11, 1968	March 27, 2025
Alberto Mario Griselli	Director	April 24, 1969	March 27, 2025
Herculano Aníbal Alves	Director	February 27, 1953	March 27, 2025
Alessandra Michelini	Director	October 29, 1976	March 27, 2025
Gesner José de Oliveira Filho	Director	May 17, 1956	March 27, 2025
Flavia Maria Bittencourt	Director	January 15, 1970	March 27, 2025
Leonardo de Carvalho Capdeville	Director	September 4, 1969	March 27, 2025
Gigliola Bonino	Director	May 5, 1966	March 27, 2025
Adrian Calaza	Director	March 8, 1967	March 27, 2025

Mrs. Flavia Maria Bittencourt, Mr. Herculano Alves, Mr. Gesner Filho and Mr. Nicandro Durante are deemed independent directors according to Brazilian independence standards. They were re-elected at the annual shareholders’ meeting held in 2025.

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

Alberto Mario Griselli. Mr. Griselli serves as the CEO of TIM since January 2022. He joined TIM in 2019 as Chief Revenues Officer, being responsible for the Company’s entire revenue generation. He is also a member of the Board of Directors of TIM SA, Chairman of the Board of Directors of TIM Brasil and a non-executive director at Digicel. Mr. Griselli graduated in Electronic Engineering from La Sapienza University in Rome and holds an MBA from Columbia University, New York. He started his career in management consulting in Italy and subsequently moved to London. He has been working in Latina America and Brazil since 2004. He has more than 25 years of experience in the telecommunications industry and has held relevant roles as Vice President for Latin America at TIMWE, a global provider of solutions for operators, and Managing Director for Brazil and Latin America of Value Partners, a management consulting firm. At the helm of TIM Brasil, he leads a cohesive team of around 10 thousand employees driving the company's high performance in mobile, paving the way to the company’s expansion in adjacent markets such as digital services, broadband and B2B solutions, while integrating people, society and environment in the business strategy. Throughout his professional career, Mr. Griselli has worked on crucial aspects of companies’ performance and has been leading initiatives ranging from strategic planning and transformation, turnaround and efficiency, new business development and management changes.

Herculano Aníbal Alves. Mr. Alves is an executive with extensive experience in the financial market, having held leadership positions at Grupo Bradesco, ABN AMRO Bank, Unibanco, and Banco Bozzano Simonsen. Currently, he serves as a member of the Fiscal Councils of Cielo, Grendene, Metalúrgica Gerdau, and Tivio, as well as an alternate member of the Fiscal Council of Gerdau S.A. and a member of the Finance and Risk Committee at Marfrig. He is also a member of the Board of Directors at Marfrig and TIM S.A., actively participating in advisory committees, including the Statutory Audit Committee (as a financial expert) and the Risk and Control Committee. He holds a degree in Economics from the Pontifical Catholic University of São Paulo (PUC-SP) and a master's degree from the São Paulo School of Business Administration at Fundação Getulio Vargas (EAESP/FGV). His academic background also includes an executive program at the Kellogg School of Management at Northwestern University and executive training in Risk, Compliance, and Governance from KPMG’s Risk University.

Alessandra Michelini. Ms. Michelini has over 20 years of experience in the telecommunications and digital sector, most of which she spent at TIM. She holds a degree in Electronic Engineering for Telecommunications and began her career at a multinational consulting firm before joining TIM in 2003. Over the years, the company, a leader in the sector, has undergone an ambitious financial and business restructuring process, to which Ms. Michelini has contributed through key roles. She currently serves as Head of Transformation at TIM, where she is responsible for identifying innovative, digital, and disruptive initiatives to enhance efficiency across different areas and improve profitability and service margins. Throughout her career, she has held various positions within the organization. After an initial role in the technology department, where she focused on innovative services and emerging technologies with responsibility for technology development plans, she moved into staff functions, taking on executive roles in Procurement, Enterprise, and the Revenue Office. She has also worked closely with several CEOs and Presidents as their Chief of Staff. Alessandra Michelini earned an Executive Master in Media & Telco from MIP Politecnico di Milano and a Master in Managerial Training with Ambrosetti. Actively committed to promoting an inclusive and change-driven work environment, she participates as a role model in events organized by TIM and other associations dedicated to enhancing female talent and reducing gender stereotypes. She is a board member of several TIM-participated companies, including TIM Retail, Polo Strategico Nazionale, and TIM Brasil.

Gesner José de Oliveira Filho. Mr. Oliveira is a partner of GO Associados and Professor of Economics at Fundação Getulio Vargas (FGV). In 2020 Mr. Oliveira has been certified as a Member of the Audit Committee (CCoAud) by the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa – IBGC). His expertise includes public and private entities. Mr. Oliveira currently serves as a member of our Board of Directors, as Coordinator of our Statutory Audit Committee, and as member of our Control and Risks Committee and our Environmental, Social & Governance Committee. Mr. Oliveira also serves as member of the Board of Directors of Braskem and Coordinator of the Statutory Compliance and Audit Committee, Chairman of the Board of Directors of Estre Ambiental, as well as a member of the Self-Regulation Council of FEBRABAN. His previous experience includes being a member of the board of directors of Uber, Usiminas, Sabesp, CESP, Nossa Caixa and Varig. Mr. Oliveira served as CEO of SABESP – Companhia de Saneamento Básico do Estado de São Paulo (2007-11), one of the largest water companies in the world; President of CADE, the Brazilian federal antitrust authority (1996-2000); Deputy Secretary for Economic Policy (1993-95) and Secretary for Economic Monitoring (1995), both at the Ministry of Finance. He received his PhD in Economics from the University of California (Berkeley), his Master’s degree from the University of Campinas and Bachelor’s degree from the University of São Paulo. He has worked as a private consultant since the 1990s and published several books and articles in national and international journals. His work has focused on competition policy, macroeconomics and infrastructure which are related with his experience at CADE, Ministry of Finance and SABESP, respectively. He was recently awarded the Jabuti Award for his book Nem Negacionismo, Nem Apocalipse – Economia do meio ambiente: uma perspectiva brasileira.

Flavia Maria Bittencourt. Mrs. Bittencourt holds a B.S. degree in Chemical Engineering from UFRJ, an Executive MBA from Fundação Dom Cabral and other certificates from London Business School and INSEAD. Mrs. Bittencourt has a vast professional experience in different roles and industries, such as 8 years in Banking, 10 years in Telecom, and 3 years in Private Equity. Starting in 2013, she was the CEO for Sephora Latin America, and, since September 2021, she is the MD of Adidas Latin America. Until 2019, she was an independent board member of Marisa Lojas S.A., and currently holds the position of board member, both at BRF S.A. since April 2020, and at Grupo Oncoclínicas since 2021. Mrs. Bittencourt was an independent member of TIM Participações S.A.’s Board of Directors and Statutory Audit Committee from July 2019 to August 2020. Since 2020, she has been an independent member of our Board of Directors and Statutory Audit Committee.

Leonardo de Carvalho Capdeville. Mr. Capdeville holds a degree in electronic engineering with a specialization in telecommunications. He holds an MBA from Fundação Getúlio Vargas - FGV/RJ, as well as international specialization courses in International Program of Management Development at the Institute for Executive Development - Madrid and Disruptive Innovation at Harvard Business School. He served as a Director at Telefônica – Vivo, between 1998 and 2014, as a Board Member at CpQD – Research and Development Center, between 2017 and 2024, and as Chief Technology and Information Officer (CTIO) at TIM S.A., between 2014 and 2024. He currently holds the position of Chief Technology Officer (CTO) of Telecom Italia S.p.A.

Gigliola Bonino. Mrs. Bonino, Italian citizen, holds a degree in Economics and Business Sciences from Università degli studi di Torino – University of Turin, a qualification to practice as a Chartered Accountant (State Exam). She is also a registered auditor before the Register of Auditors of public register managed by Italian Ministero dell’Economia e delle Finanze. Immediately after graduating, she worked in financial institutions and industrial companies as a financial analyst and industrial controller. She joined the TIM Group in 1990 and in December 2021, she was appointed Head of the Financial Reporting, Accounting & Revenue Assurance of TIM S.p.A. and the TIM Group. Within the Group, she held the position of Head of Financial Statements and Group Consolidated Financial Statements of TIM S.p.A. and, previously, Head of the Consolidation Process in the context of Planning and Control. Between 2019 and 2021 she was Vice-President and Director of TIMFin, contributing to the launch of the start-up. Mrs. Bonino currently serves as Chairman of the Board of Directors of TIM Retail. In the past, she was Director of INWIT S.p.A., Daphne3, the TIM Brasil holding company and Telecom Italia Finance – Luxembourg and has also been an auditor for ASSIDA (association for complementary medical care for executives of Telecom Italia Group companies).

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

Board of Statutory Officers

Pursuant to our By-laws, our Board of Statutory Officers (the members of which we also refer to as our Statutory Officers) is comprised of at least three (3) and no more than twelve (12) members, who may or may not be shareholders. The title of the members of our Board of Statutory Officers shall be as follows: (1) Chief Executive Officer, (2) Chief Financial Officer, (3) Investor Relations Officer, (4) Business Support Officer, (5) Regulatory and Institutional Affairs Officer, (6) Legal Officer, and (7) People, Culture & Organization Officer. Each member of our Board of Statutory Officers, who serves two-year terms of office (with re-election permitted), may be elected or dismissed by our Board of Directors at any time and with no cause.

The following are the current members of the Board of Statutory Officers and their respective titles, whose terms of office will remain valid for two years from the date of appointment.

Name	Title	Date of Birth	Date Appointed
Alberto Mario Griselli	Chief Executive Officer and Investor Relations Officer	April 24, 1969	March 28, 2025
Andréa Palma Viegas Marques	Chief Financial Officer	July 1, 1971	March 28, 2025
Bruno Mutzenbecher Gentil	Business Support Officer	January 20, 1969	March 28, 2025
Mario Girasole	Regulatory and Institutional Affairs Officer	June 8, 1968	March 28, 2025
Fabiane Reschke	Legal Officer	June 5, 1970	March 28, 2025
Maria Antonietta Russo	People, Culture & Organization Officer	September 19, 1972	March 28, 2025

Brief biographical descriptions of our statutory officers are set forth below.

Alberto Mario Griselli. See “—Board of Directors.”

Andréa Palma Viegas Marques. Ms. Andrea Palma Viegas Marques has a degree in Business Administration from Cândido Mendes University, and a Master Bussiness Administration from Ibmec and to the present date has held the position of Executive Director of Planning and Control at the Company. Ms. Viegas has more than 20 years in the telecommunications sector being, 17 years in the TIM Group, performing different functions in the financial, marketing and technology areas. Throughout her career she has also worked in the Oil & Gas industry, Audit and Human Resources sectors.Bruno Mutzenbecher Gentil. Mr. Gentil holds a degree in Business Administration and has been Business Support Officer at TIM since February 2018. From 2016 to 2017, Mr. Gentil served as Executive Vice President of Corporate Resources at Telefônica Brasil S.A., where he also held the position of Executive Vice President of Strategy and Consolidation between 2015 and 2016. Previously, from 2013 to 2015, Mr. Gentil served as Executive Vice President of Finance at GVT - Global Village Telecom S.A., where he also held the position of Vice President of Controllership from 2006 to 2013.

Mario Girasole. Mr. Mario Girasole is the Regulatory and Institutional Affairs Officer of the Company since January 2009 and since 2012, he is also Vice-President for the Press Relations and the ESG departments. He is also member of the Board and Council of national and international entities, including Conexis, GSM Latin America, Italo-Brazilian Chamber of Commerce (ITALCAM) and the Brazilian Institute for Competition Studies (IBRAC). He joined TIM in 1997, for the Regulatory and Pricing area, in Rome. From 2000 to 2003, he headed, in Brussels, the TIM Group relations with the institutions of the European Union, when he was also appointed to the position of Deputy-Chairman of the European mobile sector association (GSM Europe). Starting from 2004, he was Head of Public and Regulatory Affairs at Telecom Italia America Latina. During this period, he worked also as Director of Entel Bolivia and alternate Director of TIM S.A. Mr. Girasole has a PhD in Economics from University of Perugia, a Master's degree in Economics and Management from LUISS University (Rome), an LL.M. in International Business Law (UCL, London) and an MA in Modern Economic History (Rome 2). He also has Executive Education in Finance (London Business School and INDEAD) and General Management (Harvard School of Government, Columbia Business School and INSEAD) Mr. Girasole was awarded as Knight (2014) and Officer (2018) of the Order of the Star of Italy by the President of the Italian Republic “for promoting friendly relations and co-operation with other countries and ties with Italy.” In Brazil, he was awarded with the Peacemaker Medal and the Medal of the Army by the Ministry of Defense (2018) and with the Order of Rio Branco (2023) by the Ministry of Foreign Affairs. Moreover, Mr. Girasole has been granted Honorary Citizenship of city of Rio de Janeiro (2022).

Fabiane Reschke. Ms. Reschke holds a law degree from Pontifícia Universidade Católica do Rio Grande do Sul in 1993. She has over 20 years of experience in legal department management, 3 years of experience in the broadcasting industry, 13 years of experience in telecommunications and 8 years of experience in the insurance industry. From 1997 to 2000, she was a lawyer for Grupo RBS de Comunicações. Between 2000 and 2007, she served as a Legal Director of Terra Networks Brasil S.A., an Internet access provider of the Telefónica Group. Between 2008 and 2011, she was a Legal Director at Telefónica Brasil S.A. and Vivo S.A. Between 2011 and 2013, she was a Legal Director at SulAmérica S.A. From 2013 to 2015, she was Chief of Staff of the Presidency of Telefónica S.A. and from 2016 to 2022 she was Legal Director, Institutional and Governmental Relations at SulAmérica S.A.

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

The following are the current members of our Statutory Audit Committee:

Name	Date of Birth	Date Appointed
Gesner José de Oliveira Filho (Coordinator) (*)	May 17, 1956	March 28, 2025
Flavia Maria Bittencourt	January 15, 1970	March 28, 2025
Nicandro Durante	September 13, 1956	March 28, 2025

(*)	Audit committee financial expert.

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

The Statutory Audit Committee is composed of at least 3 (three) and at the most 5 (five) independent members of our Board of Directors, all elected by the Board of Directors, who serve two-year terms of office, matching the terms of the members of the Board of Directors. Re-election is permitted up to, for a maximum period of 10 years. Members of the Statutory Audit Committee may be dismissed by our Board of Directors at any time and without cause.

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

Fiscal Council

The current composition of the Fiscal Council consists of two pairs elected by our controlling shareholder and one pair elected by the minority shareholders, each pair consisting of one full member and one alternate member. The following are the current full members of our Fiscal Council, whose terms of office will be valid until the annual shareholders’ meeting held in 2026:

Name	Date of Birth	Date Appointed
Walmir Urbano Kesseli (Chairman)	August 28, 1959	March 27, 2025
Heloisa Belotti Bedicks	August 25, 1960	March 27, 2025
Elias de Matos Brito	July 28, 1965	March 27, 2025

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

Other Committees

We have other non-statutory committees including a Compensation Committee, a Control and Risks Committee and an Environmental, Social & Governance Committee.

Compensation Committee

The Compensation Committee was established by the TIM Participações S.A.’s Board of Directors on September 30, 2008, and, after the merger into us, by its shareholders’ meeting on July 29, 2020, to: (1) prepare proposals for our Board of Directors regarding allotment of the overall annual remuneration approved by general shareholders’ meeting; (2) provide our Board of Directors with proposals concerning the remuneration of our statutory officers; (3) evaluate the compensation criteria of our statutory officers; (4) monitor the performance of the decisions taken by management and our policies relating to senior executive compensation; and (5) analyze other matters concerning the compensation of our members, as delegated by the Board of Directors.

The members of our Compensation Committee are appointed and dismissed by our Board of Directors. The Compensation Committee shall be composed of at least 3 (three) and at the most 5 (five) members, all elected by the Board of Directors.

The following are the current members of our Compensation Committee:

Name	Date of Birth	Date Appointed
Nicandro Durante (Chairman)	September 13, 1956	March 28, 2025
Claudio Giovanni Ezio Ongaro	July 11, 1968	March 28, 2025
Alessandra Michelini	October 29, 1976	March 28, 2025

Control and Risks Committee

The Control and Risks Committee was established by the TIM Participações S.A.’s Board of Directors on September 30, 2008, and, after the merger into us, by its shareholders’ meeting on July 29, 2020, tasked with the following responsibilities: (i) recommending internal control measures to be adopted by the Board of Directors establishing the specific authority of the Board of Statutory Officers and the limits of such specific authority, subject to the provisions of the By-laws, as well as deciding on the assignment of new functions to the Directors; (ii) monitoring the Company’s compliance with our corporate governance policy and periodically updating the same; (iii) without prejudice to the competence of the Board of Directors, recommending procedures for better supervision of the management of the Directors; (iv) acknowledging the internal audit work plan reviewed by the Company’s Statutory Audit Committee in accordance with the Company’s By-laws; (v) approving the Risk & Compliance department’s work plan and monitoring compliance with the same; (vi) reviewing and evaluating periodic reports issued in accordance with the internal control and risk management system by the internal audit department and the compliance department and, in connection with the same, requesting that the internal audit department review specific operational areas or that the compliance department develop new procedures; (vii) requesting information from the Board of Statutory Officers regarding specific processes or issues of the Company and/or its subsidiaries, whenever it deems appropriate; (viii) supervising and monitoring issues related to the social responsibility of the Company, aiming at the sustainable development of the Company and/or its subsidiaries, and monitoring the Company’s compliance with the principles established in our Code of Ethics and Conduct; and (ix) analyzing any other matters related to the internal control of the Company as are delegated by the Board of Directors.

The members of our Control and Risks Committee are appointed and dismissed by our Board of Directors. The Control and Risks Committee shall be composed of at least 3 (three) and at the most (5) five members, all elected by the Board of Directors. The following are the current members of the Control and Risks committee:

Name	Date of Birth	Date Appointed
Herculano Aníbal Alves (Chairman)	February 27, 1953	March 28, 2025
Gesner José de Oliveira Filho	May 17, 1956	March 28, 2025
Adrian Calaza	March 8, 1967	March 28, 2025
Gigliola Bonino	May 5, 1966	March 28, 2025
Claudio Giovanni Ezio Ongaro	July 11, 1968	March 28, 2025

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

The following are the current members of our Environmental, Social & Governance Committee:

Name	Date of Birth	Date Appointed
Nicandro Durante (Chairman)	September 13, 1956	March 28, 2025
Claudio Giovanni Ezio Ongaro	July 11, 1968	March 28, 2025
Alberto Mario Griselli	April 24, 1969	March 28, 2025
Gesner José de Oliveira Filho	May 17, 1956	March 28, 2025
Gigliola Bonino	May 5, 1966	March 28, 2025

B.       Compensation

At the Board of Directors Meeting held on February 24, 2025, the Company’s directors voted in favor of a total annual compensation in the aggregate amount of approximately R$54,871 thousand, of which: R$46,285 thousand are allocated to our statutory officers, R$3,024 thousand are allocated to members of our committees, approximately R$702 thousand are allocated to our fiscal council members and approximately R$4,860 thousand are allocated as compensation to our Board of Directors during 2025. The aforementioned compensation was approved in the annual shareholders meeting held on March 27, 2025. The statutory officers’ and directors’ compensation is composed of fixed remuneration, benefits, bonuses, short-term incentive and participation in long-term incentive plans. Accordingly, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our officers and directors during 2024. The aggregate compensation to our statutory officers in the year ended December 31, 2024, including fixed remuneration, benefits, bonuses, short-term incentive and long-term incentive plans, was approximately R$44.9 million considering INSS (approximately R$42.5 million without INSS).

Our statutory officers and other managers are eligible to receive a short-term incentive (Management by Objectives, or MBO) bonuses. The general criteria for the MBO bonus are approved by our Board of Directors and provide that eligible statutory officers and other managers may receive an amount calculated based on the organizational roles and certain pre-established performance targets.

Some key officers are also eligible to participate in a long-term incentive plan. The 2021-2023 and the 2024-2026 programs have a duration of three years. The general criteria for the program are approved by our Board of Directors and provide that eligible participants may receive shares in part through the achievement of long-term strategic goals (or so-called performance shares) and in part by remaining employed with us until the completion of the vesting period (or so-called restricted shares).

For the year ended on December 31, 2024, each member of our Board of Directors received annual compensation on average of R$1.0 million considering INSS (R$0.9 million without INSS) and each member of our Fiscal Council received annual compensation of R$0.2 million considering INSS (R$0.2 million without INSS), paid pro rata according to each member’s time of service on such body.

C.       Board practices

See “—A. Directors and Senior Management” and “—B. Compensation.”

D.       Our Employees

On December 31, 2024, we had 9,127 full-time employees. We do not employ a significant number of temporary employees. The following tables show a breakdown of our employees as of December 31, 2024, 2023 and 2022.

	As of December 31,
	2024	2023	2022
Network & Information Technology	2,025	2,128	2,189
Sales and marketing	3,843	3,840	3,801
Customer care	1,898	1,896	2,060
Support and other	1,361	1,411	1,356
Total number of employees	9,127	9,275	9,406

In the year ended December 31, 2024, we did not make significant changes to our organizational structure. We reduced the number of employees in our network & information technology department, most of them due to organizational redesign, based on efficiency and digitalization. The overall decline in headcount is attributed to lower staff occupancy in December 2024 compared to the previous year. Additionally, in 2024, headcount increased in the revenue department as part of strategic initiatives. These increases were self-financed through staff reductions in other areas, primarily in support departments.

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

Share-Based Compensation Plan

We operate share-based compensation plans, which consists of performance shares and/or restricted shares, under which we receive the services of certain employees in consideration for equity granted. The fair value of the employee’s services is recognized as an expense, with a compensating entry to capital reserves, and are determined by reference to the fair value of the shares granted. Non-market-related vesting conditions are included in the assumptions underlying the number of shares which will vest. The total expense amount is recognized during the period over which the rights vest, when specific vesting conditions should be fulfilled. On the balance sheet date, the entity reviews its estimates regarding the number of shares which will vest, based on the non-market-related vesting conditions. It recognizes the effect of this review of initial estimates, if any, in the statement of income, with a corresponding adjustment to the capital reserve.

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

E.       Share Ownership

As of December 31, 2024, our board members, fiscal council members and statutory officers, owned, in the aggregate, 1,497,686 common shares, which represented 0.06% of our common shares outstanding. Accordingly, each of our directors or statutory officers beneficially owns less than one percent of outstanding common shares.

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

A.       Major Shareholders

The following table sets forth information relating to the ownership of common shares by TIM Brasil and our officers and directors, as of December 31, 2024. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares.

Name of owner	Common Shares Owned	Percentage of Outstanding Common Shares
TIM Brasil Serviços e Participações S.A.	1,611,969,946	66.59%
All our officers and directors as a group*	1,497,686	0.06%
Total	1,613,467,632	66.65%

*	Represents less than 1%.

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

As of December 31, 2024, there were 110,779,378 common shares represented by ADSs. As of such date, the number of common shares represented by ADSs represented 4.58% of our total capital.

TIM Brasil is a publicly-held category B company, wholly owned Brazilian subsidiary of Telecom Italia Finance S.A., which in turn is a wholly owned Dutch subsidiary of Telecom Italia S.p.A., or Telecom Italia. Telecom Italia is a corporation organized under the laws of the Republic of Italy. In turn, the largest shareholders of Telecom Italia are Vivendi S.A. (18.37%) and Poste Italiane S.p.A. (successor of Cassa Depositi e Prestiti S.p.A.) (9.81%), both of which are able to exercise significant influence over Telecom Italia. See “Item 4. Information on the Company—C. Organizational Structure.”

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

Significant Changes in Percentage Ownership of Principal Shareholders

None.

Shareholders’ Agreements

None.

B.       Related Party Transactions

As of December 31, 2024, we did not owe to our affiliates any amounts arising out of outstanding inter-company loans. We had assets and liabilities in amounts of R$117,273 million and R$724,806 million, respectively, as of December 31, 2024, with companies of the Telecom Italia Group (see Note 35 to our consolidated financial statements).

Guarantees of Obligations of our Subsidiaries

For more information on our guarantees of obligations of our subsidiaries, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds—Financial Contracts.”

Agreement between Telecom Italia and TIM S.A.

At the annual and extraordinary shareholders’ meeting held on March 27, 2025, our shareholders voted on an extension of the Cooperation and Support Agreement, originally executed on May 30, 2007, with Telecom Italia, for an additional 12-month period until April 30, 2026. The purpose of this agreement was to enable us, to benefit from Telecom Italia’s internationally recognized expertise, built throughout years of operation in more mature and developed markets. The cooperation and support activities to be performed by the parties will be focused on adding value to our operations through:

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

The extended term of the agreement provides for a total price cap of €2,737,968 (two million, seven hundred and thirty-seven thousand, nine hundred and sixty-eight Euros). The price cap represents the maximum consideration to be paid by us for all the services and support rendered by Telecom Italia during 2025 and 2026 under the agreement.

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

Consumer Lawsuits

As of December 31, 2024, we were party to consumer lawsuits at the judicial and administrative levels for which an amount of R$148,429 thousand (R$179,815 thousand as of December 31, 2023) was accounted. These lawsuits generally relate to questions regarding alleged improper billing, contract cancellation, quality of services and undue restriction.

PROCON and Other Consumer Actions

We are involved in judicial and administrative proceedings brought by the Brazilian Consumer Protection Agency (which is composed, among other entities, by Procons – Fundação de Proteção e Defesa do Consumidor), and various state public prosecutor’s offices for which amount of R$321,156 thousand as of December 31, 2024 (R$258,578 thousand as of December 31, 2023) was accounted. These proceedings arise from consumer complaints related to alleged: (i) failures in the provision of network services; (ii) bundling arrangements for product and services; (iii) issues related to quality care; (iv) contractual violations; and (v) misleading advertising.

Former Trade Partners

We are a defendant in lawsuits filed by certain former commercial partners for alleged breach of contract. The amount involved in such lawsuits was R$51,519 thousand as of December 31, 2024 (R$45,770 thousand as of December 31, 2023).

Social, Environmental, and Infrastructure

As of December 31, 2024, we were party to lawsuits with various actors arising from issues of environmental licensing and installation/operation licensing, actions directed at network infrastructure and environmental issues. We have accounted for in connection with such lawsuits an amount of R$1,574 thousand as of December 31, 2024 (R$2,054 thousand as of December 31, 2023).

Other

We are also party to other civil claims brought by several third parties mentioned above, in respect of, among others: (i) renewal of lease agreements; (ii) equity subscription of shares; (iii) compensation claims; (iv) alleged breach of contract; and (v) debt actions. We have accounted for in connection with such such civil claims an amount of R$21,019 thousand as of December 31, 2024 (R$11,964 thousand as of December 31, 2023).

Labor Claims

A significant percentage of our labor claims relate to claims filed by current or former employees of service providers who, in accordance with Brazilian labor legislation, allege that we are responsible for labor-related obligations not satisfied by the service provider companies. We had 1,569 labor claims with a probable risk of loss as of December 31, 2024, (1,833 as of December 31, 2023). The amount involved in such labor claims with probable risk of loss was R$209,098 thousand as of December 31, 2024 (R$212,929 thousand as of December 31, 2023).

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

Social Security Claims

We are currently subject to 24 social security claims, with a probable loss amount of R$24,755 thousand as of December 31, 2024 (compared to R$19,959 thousand as of December 31, 2023). The majority of these claims relate to the legal uncertainty with respect to the tax basis that should be used for the calculation of our social security on payroll.

There are social security claims for payment of federal social security debts of the Docas Economic Group, requesting the inclusion and financial liability of Holdco Participações Ltda (the former controlling shareholder of Intelig), TIM Participações or TIM S.A., due to the alleged formation of an economic group.

Antitrust Claims

In 2023, an Administrative Inquiry was conducted against TIM, Vivo and Claro to investigate alleged refusals to contract and sham litigation towards the company BASE (as described below).

BASE is a provider of value-added services (VAS), winner of the bidding notices aimed at providing connectivity to serve public schools, however the concept of connectivity is more comprehensive, corresponding to telecommunications services and SVA.

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

Tax Claims

Federal Taxes

The total amount of federal tax claims assessed against the Company with a possible risk of loss (except for claims involving regulatory taxes, such as FUST/FUNTTEL/FISTEL, which are described below) was R$5,084,626 thousand as of December 31, 2024 (R$3,139,640 thousand as of December 31, 2023).

The total amount of federal taxes assessed against the Company with a probable risk of loss (except for claims involving regulatory taxes, such as FUST/FUNTTEL/FISTEL, which are described below) was R$257,191 thousand as of December 31, 2024 (R$274,781 thousand as of December 31, 2023).

The most relevant claims assessed are:

•	Tax carryforward losses and Social Contribution on Profits (Contribuição Social sobre o Lucro Líquido) (“CSLL”), negative basis compensation disallowance; challenge to the goodwill expenses deduction; disallowance of withholding tax compensation due to an alleged lack of documental support; lack of payment of tax carryforward loss/CSLL due on a monthly estimate basis; fine for failure to present digital files; failure to comply with requirements and procedures related to regional tax incentives from Superintendence for the Development of the Northeast (Superintendência de Desenvolvimento do Nordeste) (“Sudene”). The amount in controversy, classified as a possible contingency, was R$1,836,078 thousand as of December 31, 2024 (R$1,711,566 thousand as of December 31, 2023).

•	Alleged improper credits that resulted in tax carryforward losses and CSLL negative basis compensation disallowance. The amount in controversy, classified as a possible contingency, was R$259,073 thousand as of December 31, 2024 (R$255,912 thousand as of December 31, 2023).
•	Social contribution on net income on exchange variation resulting from swap operations accounted for on a cash basis. The amount in controversy, classified as a possible contingency, was R$81,398 thousand as of December 31, 2024 (R$77,697 thousand as of December 31, 2023).
•	Withholding tax collection on income of residents abroad, including those remitted as international roaming and payment to unidentified beneficiaries, as well as the payment of CIDE on royalties remittances abroad, including international roaming. The amount in controversy, classified as a possible contingency, was R$289,098 thousand as of December 31, 2024 (R$318,365 thousand as of December 31, 2023).
•	Alleged failure to calculate and collect corporate income tax, PIS/COFINS and social contribution on profits due to total or partial disregard, by the Brazilian Internal Revenue Service (Receita Federal do Brasil), of the compensations proceeded and from tax carryforward loss negative balance calculated on previous years. The amount in controversy, classified as a possible contingency, was R$331,962 thousand as of December 31, 2023 (R$316,675 thousand as of December 31, 2023).
•	Disallowance of PIS/COFINS credits on inputs – expenses and costs that, according to the Company's assessment, were intrinsically related to its operational activities. The amount in controversy, classified as a possible contingency, was R$310,737 thousand as of December 31, 2024 (there was no such claim as of December 31, 2023).
•	Disallowance of PIS and COFINS credits arising from the exclusion of ICMS from the PIS and COFINS tax basis, potentially resulting in an amount due given the offsetting transactions carried out. The amount in controversy, classified as a possible contingency, was R$1,599,761 thousand as of December 31, 2024 (there was no such claim as of December 31, 2023).

State Taxes

The total amount of state tax claims assessed against us with a possible risk of loss was R$11,106,211 thousand as of December 31, 2024 (R$10,438,811 thousand as of December 31, 2023). The total amount of state tax claims assessed against us with a probable risk of loss was R$374,183 thousand as of December 31, 2024 (R$307,898 thousand as of December 31, 2023).

The most relevant claims assessed are:

•	Alleged incorrect deduction of unconditional discounts offered to customers in the ICMS basis of calculation, as well as penalties for alleged noncompliance with an accessory obligation. The amount in controversy, classified as a possible contingency, was R$1,422,103 thousand as of December 31, 2024 (R$1,338,672 thousand as of December 31, 2023).
•	Use of tax benefit (Program for the Economic, Integrated and Sustainable Development of the Federal District – PRO-DF) granted by the state tax authority, which was later declared unconstitutional by the Brazilian Supreme Court. Additionally, the Company was assessed due to alleged undue credit of ICMS resulting from interstate purchase of goods with tax benefit granted in the state of origin. The amount in controversy, classified as a possible contingency, was R$490,283 thousand as of December 31, 2024 (R$435,326 thousand as of December 31, 2023).
•	ICMS credits reversal and credits arising from the acquisition of fixed assets. The amount in controversy, classified as a possible contingency, was R$830,234 thousand as of December 31, 2024 (R$782,497 thousand as of December 31, 2023).

•	ICMS credit entries and debt reversals, identification and documentation support of amounts and information included in clients’ bills, such as the tax rate and credits granted, as well as credits arising from ICMS substitution or nontaxable operations. The amount in controversy, classified as a possible contingency, was R$4,511,091 thousand as of December 31, 2024 (R$4,304,655 thousand as of December 31, 2023).
•	Appropriation of ICMS credits originated from operational energy consumption and acquisition. The amount in controversy, classified as a possible contingency, was R$77,999 thousand as of December 31, 2024 (R$134,165 thousand as of December 31, 2023).
•	Alleged conflict between the information filed in the accessory obligations and the tax collection as well as the charge of specific penalty for noncompliance with those obligations. The amount in controversy, classified as a possible contingency, was R$1,122,373 thousand as of December 31, 2024 (R$996,002 thousand as of December 31, 2023).
•	Alleged non-payment of ICMS due to the loss of reversed debits related to prepaid service, as well as alleged undue ICMS credit on goods alleged to have benefited from reduction in the calculation basis. The amount in controversy, classified as a possible contingency, was R$1,041,955 thousand as of December 31, 2024 (R$726,364 thousand as of December 31, 2023).
•	ICMS credits entries regarding the tax treatment of handsets loan operations. The amount in controversy, classified as a possible contingency, was R$165,459 thousand as of December 31, 2024 (R$148,465 thousand as of December 31, 2023).
•	Charge of ICMS related to subscription services excluded from taxation due to its classification as non-telecommunication services. The amount in controversy, classified as a possible contingency, was R$241,433 thousand as of December 31, 2024 (R$339,088 thousand as of December 31, 2023).

Municipal Taxes

The total amount of municipal tax claims assessed against the Company with a possible risk of loss was R$1,876,629 thousand as of December 31, 2024 (R$1,712,988 thousand as of December 31, 2023). The total amount of municipal tax claims assessed against the Company with a probable risk of loss was R$10,216 thousand as of December 31, 2024 (R$9,710 thousand as of December 31, 2023).

The most relevant claims assessed are:

•	Charge of ISS tax and penalties due to the supposed lack of collection over the Company’s revenue accounts. The amount in controversy, classified as a possible contingency, was R$1,558,393 thousand as of December 31, 2024 (R$1,431,623 thousand as of December 31, 2023).
•	Alleged lack of ISS collection regarding import services or services performed in other municipalities. The amount in controversy, classified as a possible contingency, was R$98,781 thousand as of December 31, 2024 (R$93,172 thousand as of December 31, 2023).
•	Constitutionality of the collection of the Inspection Fee for Operation (Taxa de Fiscalização de Funcionamento – TFF) by municipal authorities of different locations. The amount in controversy, classified as a possible contingency, was R$170,074 thousand as of December 31, 2024 (R$143,150 thousand as of December 31, 2023).

FUST and FUNTTEL

The total amount of FUST and FUNITTEL tax claims assessed against the Company with a possible risk of loss was R$4,171,940 thousand as of December 31, 2024 (R$3,945,550 thousand as of December 31, 2023).

The total amount of FUST and FUNITTEL tax claims assessed against the Company with a probable risk of loss was R$117,994 thousand as of December 31, 2024 (R$89,920 thousand as of December 31, 2023).

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

A.       Offer and Listing Details

Our common shares are listed on the Novo Mercado segment of the B3, under the symbol “TIMS3,” and our ADSs are listed on the NYSE, under the symbol “TIMB” as a result of the consummation of the Merger and the approval of the listing of our shares on the Novo Mercado segment of the B3 and our succession as successor issuer to TIM Participações under Rule 12g-3(a) promulgated under the Exchange Act. Prior to October 2020, the common shares of TIM Participações S.A. were listed under the symbol “TIMP3” and its ADSs listed on the NYSE under the symbol “TSU.” The table below sets forth, for the indicated periods, the high and low closing prices of our ADSs on the NYSE, in U.S. dollars, and our common shares on the B3, in reais. On December 31, 2024, the last reported sales price of our common shares on the B3 was R$14.48 and on December 31, 2024, the last reported sales price of our ADSs on the NYSE was U.S.$11.76. As of December 31, 2024, the U.S. dollar-real exchange rate, using the selling rate as reported by the Central Bank, as of December 31, 2024, was R$6.1923 per U.S.$1.00.

	NYSE		B3
	High	Low	High	Low
	(in U.S.$ per ADS)		(in reais per common share)
Year ended
December 31, 2020	20.32	9.92	17.62	11.42
December 31, 2021	14.27	9.81	14.85	11.15
December 31, 2022	15.61	10.71	14.63	11.65
December 31, 2023	18.94	10.20	18.58	10.75
December 31, 2024	13.13	11.59	15.84	14.36
Year ended December 31, 2022
First quarter	14.67	10.71	14.32	12.16
Second quarter	15.61	11.82	14.63	12.24
Third quarter	12.90	10.81	13.65	11.65
Fourth quarter	13.78	11.15	13.92	11.85
Year ended December 31, 2023
First quarter	12.94	10.20	13.29	10.75
Second quarter	15.75	11.91	15.25	12.11
Third quarter	16.01	14.04	15.55	13.69
Fourth quarter	18.94	14.33	18.58	14.74
Year ended December 31, 2024
First quarter	17.86	16.39	17.74	15.93
Second quarter	17.66	13.94	18.01	15.03
Third quarter	16.90	13.70	18.45	15.27
Fourth quarter	16.87	11.59	18.41	14.36
Month ended
October 31, 2023	15.66	14.33	15.62	14.74
November 30, 2023	18.03	15.36	17.57	15.22
December 31, 2023	18.94	17.46	18.58	17.18
January 31, 2024	18.34	17.34	17.95	16.75
February 29, 2024	19.14	17.43	18.99	17.21
March 31, 2024	19.12	17.62	19.08	17.59
April 30, 2024	17.63	15.84	17.65	16.59
May 31, 2024	17.66	14.74	18.01	15.35
June 30, 2024	15.13	13.94	15.90	15.03
July 31, 2024	15.20	13.70	17.06	15.27
August 31, 2024	16.49	14.62	17.87	16.72
September 30, 2024	16.90	15.64	18.45	17.36
October 31, 2024	16.87	14.03	18.41	16.05
November 30, 2024	14.09	12.66	16.49	15.27
December 31, 2024	13.13	11.59	15.84	14.36
January 31, 2025	13.53	11.27	15.85	13.68
February 28, 2025	15.39	13.04	17.68	15.19
March 28, 2025	15.60	13.78	18.06	16.11

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

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller and less liquid than the major U.S. and European securities markets. Moreover, B3 is less liquid than the NYSE and other major exchanges in the world. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or one principal shareholder. Trading on Brazilian stock exchanges by non-residents of Brazil is subject to registration procedures.

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

Without prejudice to the development of new services or activities, we may, among other activities:

(1) commercialize, rent, lend, provide installation and/or maintenance services to the necessary or useful goods related to the services provision stated in the corporate purpose, such as, handsets, electronic devices, computers and others, its accessories and replacement parts; (2) promote, import and export necessary goods and services related to the execution of the activities stated in the corporate purpose; (3) provide administrative, consulting, advisory and planning services; (4) provide services and/or develop activities related to the IoT, AI and others; (5) provide services regarding information technology and internet, such as, licensing services or assignment of right of use computer programs, technical support services, including installation, configuration, development and maintenance of programs, of computing systems and database, and processing of data services; (6) provide services of information security, of monitoring and of georeferencing; (7) provide marketing and advertising campaign support and marketing services of its own or third parties, including, the activities of preparing and sending offers, advertising materials and publicity to clients, through any physical or virtual medium; (8) provide commercial representation and insurance representative services; (9) provide services to financial institutions, including correspondent banking, under the applicable legislation, such as, but not restricted to: (i) receipt and forwarding of proposals for the opening of deposit and savings accounts held by the contracting institution; (ii) receipt and forwarding of proposals for credit and leasing operations granted to the contracting institution, as well as other monitoring services; and (iii) receipt and forwarding of proposals for the supply of credit cards under the responsibility of contracting institution; (10) buy, sell or disclose, through any kind of electronic communication, digital goods or assets, such as, e-books, audiobooks, journals and others; (11) promote charging and data management services; (12) generate and sell electricity in wholesale and retail markets, in compliance with the regulations of the National Electric Energy Agency (ANEEL); (13) engage in any other activities related or akin to the previous items.

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

Preemptive rights to purchase shares may not be offered to U.S. holders of the ADSs unless a registration statement under the Securities Act is effective with respect to the shares underlying those rights or an exemption from the registration requirements of the Securities Act is available. Consequently, if you are a holder of our ADSs who a U.S. person is or is located in the United States, you may be restricted in your ability to participate in the exercise of preemptive rights.

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

Unless otherwise provided in the By-laws, which is not the case with us, a shareholder exercising rights to redeem shares is entitled to receive the book value of such shares, determined based on the last annual balance sheet approved by the shareholders.

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

On January 26, 2000, the Central Bank enacted Circular No. 2,963, providing that beginning on March 31, 2000, all investments by a foreign investor under Resolution CMN 4,373 are subject to electronic registration with the Central Bank. Foreign investments registered under the Annex IV regulations were required to conform to the new registration rules by June 30, 2000.

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

The cancellation of ADSs in exchange for common shares is not subject to Brazilian income tax if the non-Brazilian holder qualifies under Resolution CMN 4,373 but is subject to the IOF/Exchange tax as described below.

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

Distributions of interest on capital paid to Brazilian and non-Brazilian holders of common shares, including payments to the depositary in respect of common shares underlying ADSs, are deductible by us for Brazilian tax purposes up to the limit mentioned above. Such payments are subject to withholding income tax at the rate of 15%, or 25% in the case of a stockholder who is domiciled in a Low or Nil Tax Jurisdiction. These payments may be qualified, at their net value, as part of any mandatory dividend. As described herein we and our subsidiaries have been paying interest on equity since 2017. See “Item 5. — Operating and Financial Review and Prospects—Dividend Distribution—Interest on Equity” for detailed information. No assurance can be given that our Board of Directors will not recommend that future distributions of profits be made as interest on capital instead of as dividends.

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

Based upon the Company’s income and assets, including goodwill and other unbooked intangibles, the Company believes it was not a PFIC for its most recent taxable year ended December 31, 2024, and does not expect to be a PFIC for the current taxable year or foreseeable future taxable years. Nevertheless, because PFIC status is a factual determination made annually after the close of each taxable year based on the composition of income and assets, no assurance can be provided that the Company will not be considered a PFIC for the current, or any past or future taxable years. While we do not expect to be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend on our income, assets and activities in each year. Under circumstances where the Company’s passive income significantly increases relative to non-passive income, or the Company determines not to deploy significant amounts of cash, the Company’s risk of becoming classified as a PFIC may substantially increase.

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

Interest Rate Risk

On December 31, 2024, the amount of our outstanding debt which accrued interest at the CDI, TJLP, SELIC and IPCA floating interest rates totaled R$3,036 million, compared to R$3,771 million for the year ended December 31, 2023. On the same date, we had cash and cash equivalents and marketable securities in the amount of R$5,693 million in instruments accruing interest at the CDI rate, as compared to R$5,036 million on December 31, 2023.

Over a one-year period, before accounting for tax expenses, a hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to our financial assets and liabilities on December 31, 2024, would have resulted in a variation of R$30.7 million in our interest expenses from financial contracts and a variation of R$56.9 million in our income from financial investments (assuming that this hypothetical 100 basis point movement in interest rates uniformly applied to each “homogenous category” of our financial assets and liabilities and that such movement in interest rates was sustained over the full one-year period).

For further information on our interest rate risks and related sensitivity analysis, see Note 37 to our audited consolidated financial statements.

Exchange Rate Risk

As of December 31, 2024, we did not have any outstanding unhedged financial loans denominated in foreign currency and were thus not exposed to exchange rate risk based on our loans. We enter into hedging agreements to hedge our borrowings denominated in foreign currency and thus have limited our exchange rate exposure regarding such borrowings.

Our revenues are earned almost entirely in real, and we have no material foreign currency-denominated assets. We acquire our equipment and handsets from global suppliers, the prices of which are primarily denominated in U.S. dollars. Thus, we are exposed to foreign exchange risk arising from our need to make substantial dollar-denominated expenditures, particularly for imported components, equipment and handsets, that we have limited capacity to hedge. In order to hedge part of the exchange rate risk linked to capital expenditures and operating expense, a bandwidth of -/+ 15% is generally negotiated into our agreements in order to minimize effects of exchange rate fluctuations on the acquisition costs of equipment.

As of December 31, 2024, we did not have call options.

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

During the year ended December 31, 2024, we received from our depositary as gross income U.S.$1,503,074.47 as reimbursement of expenses related to annual stock exchange listing fees, standard maintenance costs of ADRs, underwriting and legal fees and investor relations activities, from which U.S.$450,922.34 was withheld for U.S. federal income taxes. See also “Item 10. Additional Information—E. Taxation.”

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a)       Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2024, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, as of December 31, 2024. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set forth in the Committee of Sponsoring Organizations of the Treadway Commission framework of 2013. Our management concluded that as of December 31, 2024, our internal control over financial reporting was effective and had no material weaknesses, based on those criteria.

We are committed to continuing to improve our internal control processes and will continue to diligently review our financial reporting controls and procedures in order to ensure our compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the related rules promulgated by the SEC. Our independent registered public accounting firm during the year ended December 31, 2024, Ernst & Young Auditores Independentes S/S Ltda., has issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2024.

(c)       Attestation Report of the Registered Public Accounting Firm

Ernst & Young Auditores Independentes S/S Ltda., the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2024. Their attestation report on internal controls over financial reporting is included herein.

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

Our Statutory Audit Committee, which functions as an audit committee, shall be comprised of at least three and at most five independent members of our Board of Directors, who may or may not be shareholders, elected by the Board of Directors. In 2025, the Statutory Audit Committee has three members. Our Statutory Audit Committee has determined that one of its members, Mr. Gesner José de Oliveira Filho, is an “audit committee financial expert”, as this term is defined by the SEC.

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

In December 2019, TIM Participações, which was subsequently merged into us in September 2020, was included on the Pró-Ética Company List for the 2018-2019 period by the Brazilian Federal Ministry of Transparency and the Comptroller General of the Federal Government, which promotes ethical business conduct throughout Brazil, granting the inclusion on the Pró-Ética List to companies that demonstrate lawful business practices and operate with the highest level of fairness, transparency and integrity. We were the first Brazilian telecom company nominated Pró-Ética. In November 2023, we were included for the third consecutive time on the Pró-Ética Company List, now for the 2022-2023 period.

In this perspective, our Integrity Program aims to identify processes and controls to mitigate corrupt practices in order to generally promote honest and ethical conduct and deter wrongdoing within the Company. We believe that the provisions of the Integrity Program is aligned with the Brazilian Anti-Corruption Law and international standards on anti-corruption, such as the Foreign Corrupt Practices Act, the Legislative Decree No. 231/01 of Italy and the ISO 37001: Anti-bribery management systems.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2024, 2023 and 2022, Ernst & Young Auditores Independentes S/S Ltda.:

	Year ended December 31,
	2024	2023	2022
	(in thousands of reais)
Audit fees	10,073	8,916	8,995
Audit-related fees	297	283	158
Tax fees	—	—	—
All other fees	—	—	—
Total fees	10,370	9,199	9,153

Audit fees in the above table are the aggregate fees billed by Ernst & Young Auditores Independentes S/S Ltda., in connection with the audit of our annual financial statements and limited reviews of our quarterly financial information for statutory purposes and the assessment required under Section 404 of the Sarbanes-Oxley Act.

In 2024, our independent registered public accounting firm provided audit and audit-related services other than in connection with the audit of our consolidated financial statements. Such services included the review of the information and providing external audit services on our sustainability report.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable. We have created a Statutory Audit Committee in accordance with Exchange Act Rule 10A-3 and CVM Resolution 23/2021.

For more details, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Statutory Audit Committee.”

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Set forth below, in tabular format, is some disclosure on the repurchases of TIM S.A. shares for the periods indicated.

Year	Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Be Purchased Under Publicly Announced Plans or Programs
2025	March	493,400	16.18	493,400	Not Specified
	February	305,400	16.47	305,400	Not Specified
	January	0	0	0	Not Specified
2024	December	0	0	0	Not Specified
	November	0	0	0	Not Specified
	October	0	0	0	Not Specified
	September	0	0	0	Not Specified
	August	0	0	0	Not Specified
	July	0	0	0	Not Specified
	June	0	0	0	Not Specified
	May	0	0	0	Not Specified
	April	2.244.400	17.25	2.244.400	Not Specified
	March	350,000	18.11	350,000	Not Specified
	February	0	0	0	Not Specified
	January	0	0	0	Not Specified
2023	December	0	0	0	Not Specified
	November	0	0	0	Not Specified
	October	0	0	0	Not Specified
	September	0	0	0	Not Specified
	August	0	0	0	Not Specified
	July	2,078,000	14.53	2,78,000	Not Specified
	June	0	0	0	Not Specified
	May	0	0	0	Not Specified
	April	0	0	0	Not Specified
	March	0	0	0	Not Specified
	February	0	0	0	Not Specified
	January	0	0	0	Not Specified
2022	December	0	0	0	Not Specified
	November	0	0	0	Not Specified
	October	0	0	0	Not Specified
	September	0	0	0	Not Specified
	August	0	0	0	Not Specified
	July	0	0	0	Not Specified
	June	0	0	0	Not Specified
	May	1,857,517	13.53	1,857,517	Not Specified
	April	0	0	0	Not Specified
	March	0	0	0	Not Specified
	February	0	0	0	Not Specified
	January	0	0	0	Not Specified

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

Principal Differences Between Brazilian and U.S. Corporate Governance Practices

The significant differences between our corporate governance practices and those of the NYSE are as follows:

Independence of Directors and Independence Tests

Our Board of Directors tests the independence of directors before elections are made based on self-declarations. Brazilian corporate law and the CVM establish rules for certain qualification requirements and restrictions, investiture, compensation, and duties and responsibilities of the companies’ executives and directors. We believe these rules provide adequate assurances that our directors are independent and allow us to have directors who would also meet the independence tests established by the NYSE.

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

We have adopted a Policy for Disclosure and Use of Information and Trading of Company Securities (Política de Divulgação e Uso de Informações e de Negociações de Valores Mobiliários), consisting of insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by our directors, senior management, employees and certain other covered persons, that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us.

A copy of such policy is included as Exhibit 11.2 to this annual report. Since its effective date, we have not waived compliance with our statement of trading policies.

Item 16K.	Cybersecurity

In connection with risk and vulnerability management, we engage third parties with cybersecurity expertise to identify, address, and mitigate cybersecurity risks. With the assistance of these third parties, we conduct penetration testing and assess existing threat actors, addressing identified vulnerabilities, within established mitigation deadlines.

We have implemented a cybersecurity management system based on our Cyber & ICT Security organizational structure (“ICT” referring to information and communication technology), as outlined below. This system involves direct oversight and reporting to our C-level Business Support Officer (BSO), who, in turn, reports to our CEO. Our ICT risk management activities encompass processes for identifying, addressing, and assessing solutions for cybersecurity risks, monitoring the security of public telecommunications networks, data centers and business networks; managing security incidents with a focus on cyber security threat; and overseeing business continuity and crisis management efforts.

The organizational structure of our Cyber & ICT Security system is detailed below:

Our organizational structure for managing cybersecurity risks comprises the following activities and processes:

•	Identity & ICT Risk Management: Ensuring a Security by Design approach for our ICT projects, products and vendors, along with profile management and logical access to systems. This function is also responsible for managing security regulatory processes;
•	Business Continuity & Cyber Projects Management: Establishing governance activities for risk prevention processes that may affect business continuity, as well as supporting the implementation of security initiatives and the management of Cyber & ICT Security projects;
•	Cyber Intelligence: Detecting new threats, and risks, while preventing cyberattacks through research, simulations, and continuous monitoring and improvement of defense tools;
•	Cybersecurity Operations Center (CSOC): Monitoring and responding to cybersecurity risks and incidents, managing vulnerabilities, and addressing cyber incidents that impact the availability, integrity or confidentiality of our data and services; and
•	Cyber Solutions & Innovation: Defining security solution architecture standards, analyzing and testing new security solutions, and strengthening the strategy for delivering security-related services and value-added products to customer segments, in coordination with relevant functions.

Cybersecurity Expertise

Our Cyber & ICT Security team consists of highly qualified professionals with extensive experience in Information Security and the telecommunications sector. The Cyber & ICT Security officer and direct staff have over 20 years of expertise in information technology, corporate security, information security, and business continuity, leveraging prior experience to lead our cybersecurity initiatives and mitigate cyber risks effectively.

Compliance and Cybersecurity Frameworks

Our Cyber & ICT Security processes align with internationally recognized standards, including ISO 27001, which outlines best practices for information security management, as well as CIS8 (Internet Security Center) and NIST (Cyber security Framework), which provide controls to manage and reduce cybersecurity risk. We have established a cybersecurity policy that sets strategic risk control guidelines, defines security responsibilities and establishes requirements for employees, suppliers, and business partners, regarding the secure handling of information, including personal and sensitive data, and related ICT assets. We obtained ISO 27001 certification in 2022 and successfully completed ISO 27001 recertifications in August 2023 and September 2024.

Vulnerability Management and Threat Mitigation

We maintain a dedicated vulnerability management team responsible for coordinating and prioritizing actions to mitigate identified vulnerabilities. To complement this effort, we engage, external cybersecurity experts to conduct comprehensive penetration tests, assessing the effectiveness of our defenses and identifying areas for improvement. Additionally, we operate a bug bounty program, that incentivizes independent researchers and ethical hackers to report vulnerabilities in our systems, further strengthening our security posture. All identified, vulnerabilities whether through external partners or the bug bounty program, are assessed and prioritized by our team, which develops and implements mitigation strategies for the most critical issues, ensuring the continuous protection of our ICT assets and resilience against cyber threats.

Incident Management and Regulatory Compliance

We have a structured cyber incident management process, to address security events and incidents, including those that may impact our services. This process includes evaluating and monitoring risks associated with partners and suppliers, with third-party engagement governed by contractual requirements. Additionally, we maintain reporting processes in compliance with ANATEL regulations, which are triggered based on predefined thresholds, considering the highly regulated nature of telecommunications sector.

In 2024, we did not experience any significant cybersecurity incidents that impacted our business strategy, operational results or financial condition, nor did we trigger any ANATEL reporting requirements.

Board Oversight and Strategic Cyber Risk Management

Our Board of Directors reviews cybersecurity risks annually and receives a presentation from our Cyber & ICT Security function, outlining key initiatives, risk control measures, and mitigation strategies. In 2024, the Board was presented with an overview of cybersecurity risks and monitored our progress in addressing key opportunities for improvement.

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

Dated: March 31, 2025

TIM S.A.
By:	/s/ Alberto Mario Griselli
	Name:	Alberto Mario Griselli
	Title:	Chief Executive Officer and Investor Relations Officer

EXHIBIT INDEX

1.1	By-laws of TIM S.A. approved at the Annual Shareholder’s Meeting held on March 27, 2025
2.1	Deposit Agreement, dated as of October 9, 2020, among TIM S.A., J.P. Morgan Chase Bank, N.A., as Depositary, and holders of American Depositary Receipts issued thereunder, which is incorporated by reference to our Form F-6 filed with the Securities and Exchange Commission on October 2, 2020.
2.2*	Description of Securities registered under Section 12 of the Exchange Act.
4.1*	Credit Agreement, dated April 27, 2022, between The Bank of Nova Scotia, as lender, and TIM S.A., as borrower.
4.2	Private Deed for the Second Issue of Simple, Unsecured, and non-Convertible Debentures, in a Single Series, for Public Distribution with Restricted Efforts, of TIM S.A., dated as of June 10, 2021, between TIM S.A., as issuer and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, as fiduciary agent (English translation) which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2022.
4.3	Share Purchase Agreement and Other Covenants, dated as of January 28, 2021, between OI S.A., Telemar Norte Leste S.A. and OI Móvel S.A. which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 30, 2021.
4.4	Credit Agreement, dated as of April 1, 2021, between BNP Paribas, as lender, and TIM S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 30, 2021.
4.5	Credit Agreement, dated as of April 1, 2021, between The Bank of Nova Scotia, as lender, and TIM S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 30, 2021.
4.6	Credit Agreement, dated as of May 22, 2020, between BNP Paribas, as lender, and TIM S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 30, 2021.
4.7	Credit Agreement, dated as of April 7, 2020, between The Bank of Nova Scotia, as lender and TIM S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 1, 2020.
4.8	Letter Loan Agreement, dated as of February 7, 2020, between Bank of America, N.A., as lender, and TIM S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 1, 2020.
4.9	English Language Summary of Credit Agreement, dated as of January 31, 2020, between Banco do Nordeste do Brasil S.A., as lender, and TIM S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 1, 2020.
4.10	Credit Agreement, dated as of January 31, 2020, between The Bank of Nova Scotia, as lender, and TIM S.A., as borrower, and TIM Participações S.A., guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 1, 2020.

4.11	English Language Summary of Deed of Indenture for the Issuance of Simple Unsubordinated Debentures, with Additional Personal Guarantee, Not Convertible into Shares, in a Single Series, for Public Placement with Limited Efforts of the First Issuance of TIM S.A., dated as of January 9, 2019, between TIM S.A., as issuer, Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., as fiduciary agent, and TIM Participações S.A., as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 10, 2019.
4.12	English Language Summary of Protocol and Justification of the Merger of TIM Celular S.A. by TIM S.A., dated as of October 15, 2018, between TIM Celular S.A. and TIM S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 10, 2019.
4.13	English Language Summary of Credit Agreement, dated as of May 2, 2018, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender and TIM Celular S.A. (now TIM S.A.) as borrower, and TIM Participações S.A. as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 10, 2019.
4.14	English Language Summary of Credit Agreement, dated March 20, 2019, between Agência Especial de Financiamento Industrial S.A. – FINAME, an entity within the BNDES system, as lender and TIM S.A. as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 10, 2019.
4.15	Tenth Amendment to the Cooperation and Support Agreement, dated as of April 26, 2017, between Telecom Italia S.p.A. and TIM Celular S.A. and Intelig Telecomunicações Ltda. with the Company as intervening party, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 6, 2018.
4.16	English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 113/2016/SOR-ANATEL, dated as of July 26, 2016, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 11, 2017.
4.17	English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 114/2016/SOR-ANATEL, dated as of July 26, 2016, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 11, 2017.
4.18	Loan Agreement, dated as of December 23, 2015, between Finnish Export Credit Ltd. as lender, KfW IPEX-Bank GmbH, as facility agent and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 14, 2016.
4.19	Facility Agreement, dated as of October 27, 2015, between Cisco Systems Capital Corporation, as Lender and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 14, 2016.
4.20	English Summary of Credit Agreement – Contrato de Financiamento Mediante Abertura de Crédito N° 15.2.0825.1, dated as of December 29, 2015, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, TIM Celular S.A., as borrower, and TIM Participações S.A. as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 14, 2016.

4.21	English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 144/2014/SOR-ANATEL, dated as of December 5, 2014, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.22	English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 145/2014/SOR-ANATEL, dated as of December 5, 2014, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.23	English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 146/2014/SOR-ANATEL, dated as of December 5, 2014, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.24	Loan Agreement, dated as of April 15, 2014, between KfW IPEX-Bank GmbH, as lender and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.25	Facility Agreement Reference number TIMLAF2LT to Master Loan Agreement Reference No. TIMLALT, dated as of October 14, 2014, between Cisco Systems Capital Corporation, as lender and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.26	Finance Contract (Master Loan Agreement), dated as of June 20, 2013, between Cisco Systems Capital Corporation, as lender, TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.27	Facility Agreement, dated as of August 28, 2013, between Cisco Systems Capital Corporation, as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.28	English Summary of Credit Agreement, dated as of December 23, 2013, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender and TIM Celular S.A., as borrower, and TIM Participações S.A. as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.29	English Summary of Term of Authorization for Use of Radio frequencies, dated as of April 3, 2013, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.30	Fourth Amendment, dated as of December 10, 2012, to the Loan Agreement between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A. and TIM Celular S.A., as borrowers, dated November 19, 2008 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 26, 2013.
4.31	Fifth Amendment, dated as of December 10, 2012, to the Loan Agreement between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A. and TIM Celular S.A., as borrowers, dated November 19, 2008 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 26, 2013.
4.32	Term of Authorization for provision of PCS service dated March 12, 2001 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.

4.33	Term of Authorization for provision of PCS services dated February 26, 2010, authorization (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.34	Term of Authorization for provision of PCS services dated November 29, 2010 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.35	Amendment No. 5 to Cooperation and Support Agreement with Telecom Italia dated April 24, 2012, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.36	Addendum to the Loan Agreement dated as of November 19, 2008, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.37	Loan Agreement, dated as of November 19, 2008, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A. and TIM Celular S.A., as borrowers, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.38	Addendum to the Credit Agreement dated as of November 19, 2008, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.39	Authorization agreement for TIM Celular S.A. dated May 25, 2007, pursuant to which TIM is authorized to provide landline switched telephone services (STFC) in regions I, II and III, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 3, 2008.
4.40	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.41	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.42	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.43	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.44	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.45	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.46	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.47	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.48	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.49	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.50	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.51	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.52	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.53	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.54	Term of Authorization for Use of Radio frequencies, dated as of November 30, 2005, between ANATEL (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.
4.55	Term of Authorization for Use of Radio frequencies, dated as of May 5, 2006, between ANATEL (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.
4.56	Term of Authorization for Use of Radio frequencies, dated as of April 2, 2007, between ANATEL (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.
6.1*	Statement regarding computation of per share earnings, which is incorporated by reference to Note 36 to our consolidated financial statements included in this annual report.
8.1	None.
11.1*	Code of Ethics (English free translation), adopted December 6, 2023.

11.2*	Policy for Disclosing Information to the Market and Trading Securities (Política de Divulgação de Ato ou Fato Relevante e de Negociação de Valores Mobiliários) (English free translation), adopted on December 12, 2022.
12.1*	Section 302 Certification of the Chief Executive Officer.
12.2*	Section 302 Certification of the Chief Financial Officer.
13.1*	Section 906 Certification of the Chief Executive Officer.
13.2*	Section 906 Certification of the Chief Financial Officer.
97*	Compensation Recoupment Policy (“Clawback” Policy)
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

TIM S.A.

Consolidated Financial Statements

December 31, 2024

TIM S.A.

Consolidated Financial Statements December 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of TIM S.A.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of TIM S.A. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board - IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 31, 2025 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Provision for tax contingencies
Description of the Matter

As disclosed in note 24 to the consolidated financial statements, the Company is party to tax claims and proceedings at different jurisdictional levels as of December 31, 2024, for which a provision amounting to R$760 million was recorded in the consolidated financial statements, while R$22,239 million was disclosed as losses possible to occur, in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The determination of the provision and disclosures related to the tax contingencies involve significant judgment from management, including their analysis of the matters in dispute, the opinion of internal and external legal counsel and the estimation surrounding their ultimate resolution.

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

March 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of TIM S.A.

Opinion on Internal Control over Financial Reporting

We have audited TIM S.A.’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, TIM S.A. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 31, 2025 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young Auditores Independentes S/S Ltda.

Rio de Janeiro, Brazil

March 31, 2025

TIM S.A.
BALANCE SHEETS
December 31, 2024 and December 31, 2023
(In thousands of reais)

	Note	2024	2023

Assets		56,327,311	55,260,156

Current assets		12,662,929	11,404,293
Cash and cash equivalents	4	3,258,743	3,077,931
Marketable securities	5	2,434,441	1,958,490
Trade accounts receivable	6	4,677,935	3,709,766
Inventories	7	293,529	331,783
Recoverable income tax and social contribution	8.a	111,376	494,382
Recoverable taxes, fees and contributions	9	946,103	943,767
Prepaid expenses	10	280,851	238,468
Derivative financial instruments	37	379,888	299,539
Leases	18	33,717	29,886
Other amounts recoverable	17	38,033	80,963
Other assets	13	208,313	239,318

Non-current assets		43,664,382	43,855,863
Marketable securities	5	15,241	12,949
Trade accounts receivable	6	137,815	199,007
Recoverable income tax and social contribution	8.a	214,880	218,897
Recoverable taxes, fees and contributions	9	907,353	874,539
Deferred income tax and social contribution	8.c	1,081,633	1,257,494
Judicial deposits	11	677,530	689,739
Prepaid expenses	10	281,290	138,937
Derivative financial instruments	37	522,822	507,873
Leases	18	206,670	206,455
Other financial assets	12	550,669	216,721
Other assets	13	29,905	45,584
Investment	14	1,368,286	1,450,812
Property, plant and equipment	15	22,815,328	22,411,815
Intangible assets	16	14,854,960	15,625,041

The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A.
BALANCE SHEETS
December 31, 2024 and December 31, 2023
(In thousands of reais)

	Note	2024	2023

Total liabilities and shareholders' equity		56,327,311	55,260,156

Total liabilities		29,922,675	29,244,216

Current liabilities		12,827,248	12,882,966
Suppliers	19	4,986,912	4,612,112
Loans and financing	21	348,353	1,267,237
Lease liabilities	18	1,629,698	1,808,740
Derivative financial instruments	37	224,275	239,714
Payroll and related charges		353,256	386,348
Income tax and social contribution payable	8.b	46,610	64,407
Taxes, fees and contributions payable	22	3,888,568	3,048,115
Dividends and interest on shareholders' equity payable	26	671,525	647,872
Authorizations payable	20	299,354	407,747
Deferred revenues	23	280,422	279,401
Other liabilities and provision	25	98,275	121,273

Non-current liabilities		17,095,427	16,361,250
Loans and financing	21	2,687,148	2,503,709
Lease liabilities	18	10,946,148	10,448,035
Taxes, fees and contributions payable	22	38,286	10,603
Provision for legal and administrative proceedings	24	1,564,293	1,410,299
Pension plan and other post-employment benefits	38	3,461	5,019
Authorizations payable	20	1,180,428	1,117,416
Deferred revenues	23	559,445	621,601
Other liabilities and provision	25	116,218	244,568

Shareholders' equity	26	26,404,636	26,015,940
Share capital		13,477,891	13,477,891
Capital reserves		373,020	384,311
Profit reserves		12,559,460	12,160,035
Other comprehensive income		(2,284)	(3,313)
Treasury shares		(3,451)	(2,984)

The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2024, 2023 and 2022
(In thousands of reais, except as otherwise stated)

	Notes	2024	2023	2022

Revenue	28	25,447,930	23,833,893	21,530,801

Costs of services provided and goods sold	29	(11,893,115)	(11,496,437)	(10,655,981)
Gross income		13,554,815	12,337,456	10,874,820

Operating income (expenses):
Selling expenses	29	(5,908,816)	(5,742,642)	(5,596,211)
General and administrative expenses	29	(1,798,005)	(1,759,433)	(1,808,735)
Share of loss of an associate	14	(82,526)	(89,304)	(61,587)
Other income (expenses), net	30	(258,781)	(28,779)	(248,371)
		(8,048,128)	(7,620,158)	(7,714,904)

Profit before financial income and expenses		5,506,687	4,717,298	3,159,916

Financial income (expenses):
Financial income	31	861,759	1,239,753	1,318,948
Financial expenses	32	(2,817,346)	(2,765,961)	(2,762,963)
Foreign exchange variations, net	33	71,363	(7,057)	5,007
		(1,884,224)	(1,533,265)	(1,439,008)
Profit before income tax and social contribution		3,622,463	3,184,033	1,720,908

Income tax and social contribution	8.d	(468,582)	(346,611)	(50,153)

Net income		3,153,881	2,837,422	1,670,755

Earnings per share attributable to the Company’s shareholders (expressed in R$ per share)

Basic earnings per share	34	1.30	1.17	0.69

Diluted earnings per share	34	1.30	1.17	0.69

The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years ended December 31, 2024, 2023 and 2022
(In thousands of reais)

	2024	2023	2022

Net income	3,153,881	2,837,422	1,670,755

Other components of the comprehensive income
Item that will not be reclassified to profit or loss in subsequent periods:
Pension plans and other post-employment benefits	1,558	806	668
Deferred taxes	(529)	(275)	(227)
Total comprehensive income for the year	3,154,910	2,837,953	1,671,196

The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Year ended December 31, 2024
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve		Additional dividends/ interest on shareholders’ equity proposed		Tax incentive reserve	Equity valuation adjustments	Treasury shares	Retained earnings	Total
Balances on January 1, 2024	13,477,891	384,311	1,380,427	7,107,369		1,310,000		2,362,239	(3,313)	(2,984)	-	26,015,940

Total comprehensive income for the year
Net income	-	-	-	-		-		-	-	-	3,153,881	3,153,881
Total contribution from shareholders and distribution to shareholders	-	-	-	-		-		-	-	-	-	-
Post-employment benefit amount recorded in shareholders' equity	-	-	-	-		-			1,029		-	1,029
Total comprehensive income for the year	-	-	-	-	-	-	-	-	1,029	-	3,153,881	3,154,910
Total contribution from shareholders and distribution to shareholders
Long-term incentive plan	-	22,354	-			-		-	-	-	-	22,354
Change in share value on grant date x fair value		10,892		(10,892)								-
Purchase of treasury shares, net of disposals	-	-	-			-		-	-	(45,004)	-	(45,004)
Transfer of shares - long-term incentive plan		(44,537)	-	-		-		-	-	44,537	-	-
Allocation of net income:
Legal reserve (Note 26)	-	-	140,659	-		-		-	-	-	(140,659)	-
Interest on Shareholders’ Equity (Note 26)	-	-	-	-		-					(1,450,000)	(1,450,000)
Tax incentive reserve (Note 26)	-	-	-	-		-		340,716	-	-	(340,716)	-
Additional dividends/interest on shareholders’ equity proposed (Note 26)	-	-	-	(3,360,000)		2,050,000		-	-	-	-	(1,310,000)
Distribution (allocation) to expansion reserve (Note 26)	-	-	-	2,532,506		(1,310,000)			-		(1,222,506)	-
Unclaimed dividends (Note 26)	-	-	-	16,436					-		-	16,436
Total contribution from shareholders and distribution to shareholders	-	(11,291)	140,659	(821,950)		740,000		340,716	-	(467)	(3,153,881)	(2,766,214)
Balances at December 31, 2024	13,477,891	373,020	1,521,086	6,285,419		2,050,000		2,702,955	(2,284)	(3,451)	-	26,404,636

The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Year ended December 31, 2023
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve		Additional dividends/interest on shareholders’ equity proposed	Tax incentive reserve	Equity valuation adjustments	Treasury shares	Retained earnings	Total
Balances on January 01, 2023	13,477,891	408,602	1,250,448	7,540,020		600,000	2,124,411	(3,844)	(163)	-	25,397,365

Total comprehensive income for the year
Net income	-	-	-	-		-	-	-	-	2,837,422	2,837,422
Post-employment benefit amount recorded in shareholders' equity	-	-	-	-		-		531	-	-	531
Total comprehensive income for the year	-	-	-	-	-	-	-	531	-	2,837,422	2,837,953
Total contribution from shareholders and distribution to shareholders											-
Long-term incentive plan	-	(24,291)	-	-		-			-	-	(24,291)
Purchase of treasury shares, net of disposals	-	-	-	-		-			(2,821)	-	(2,821)
Allocation of net income:
Legal reserve (Note 26)	-	-	129,979	-		-			-	(129,979)	-
Interest on Shareholders’ Equity (Note 26)	-	-	-	-		-				(1,600,000)	(1,600,000)
Tax incentive reserve (Note 26)	-	-		-		-	237,828	-	-	(237,828)	-
Dividends/additional interest on shareholders’ equity proposed (Note 26)	-	-	-	(1,910,000)		1,310,000	-	-	-	-	(600,000)
Distribution (allocation) to expansion reserve (Note 26)	-	-	-	1,469,615		(600,000)			-	(869,615)	-
Unclaimed dividends (Note 26)	-	-	-	7,734		-	-	-	-	-	7,734
Total contribution from shareholders and distribution to shareholders	-	(24,291)	129,979	(432,651)		710,000	237,828	-	(2,821)	(2,837,422)	(2,219,378)
Balances at December 31, 2023	13,477,891	384,311	1,380,427	7,107,369		1,310,000	2,362,239	(3,313)	(2,984)	-	26,015,940

The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Year ended December 31, 2022
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve		Additional dividends/interest on shareholders’ equity proposed		Tax incentive reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances at January 01, 2022	13,477,891	401,806	1,175,215	8,103,035		-		1,958,301	(4,857)	(4,285)	-	25,107,106

Total comprehensive income for the year
Net profit for the year	-	-	-	-		-		-	-	-	1,670,755	1,670,755
Post-employment benefit amount recorded directly in shareholders' equity	-	-	-	-		-				441	-	441
Total comprehensive income for the year	-	-	-	-	-	-	-	-	-	441	1,670,755	1,671,196
Total contribution from shareholders and distribution to shareholders
Long-term incentive plan	-	6,796	-	-		-				-	-	6,796
Purchase of treasury shares, net of disposals	-	-	-	-		-			4,694	-	-	4,694
Allocation of net profit for the year:
Legal reserve (Note 26)	-	-	75,233	-		-				-	(75,233)	-
Interest on Shareholders’ Equity (note 26)	-	-	-	-		-					(1,400,000)	(1,400,000)
Allocation to tax benefit reserve (Note 26)	-	-	-	-		-		166,110	-	-	(166,110)	-
Additional dividends/interest on shareholders’ equity proposed	-	-	-	(570,588)		600,000		-	-	-	(29,412)	-
Unclaimed dividends (Note 26)	-	-	-	7,573						-	-	7,573
Total contribution from shareholders and distribution to shareholders	-	6,796	75,233	(563,015)		600,000		166,110	4,694	-	(1,670,755)	(1,380,937)
Balances at December 31, 2022	13,477,891	408,602	1,250,448	7,540,020		600,000		2,124,411	(163)	(3,844)	-	25,397,365

The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2024, 2023 and 2022
(In thousands of reais)

	Note	2024	2023	2022
Operating activities
Profit before income tax and social contribution		3,622,463	3,184,033	1,720,908
Adjustments to reconcile income to net cash generated by operating activities:
Depreciation and amortization	29	7,026,035	7,117,028	6,827,175
Share of loss of an associate	14	82,526	89,304	61,587
Residual value of property, plant and equipment and intangible written off		13,887	93,304	(136,713)
Interest on asset retirement obligation		12,400	38,355	23,212
Provision for legal and administrative proceedings	24	276,811	323,015	247,227
Inflation adjustment on judicial deposits and legal and administrative proceedings		175,946	257,057	91,681
Interest, monetary and exchange rate variations on loans and other financing		749,515	668,360	759,990
Finance income from marketable securities		(181,717)	(83,204)	(266,816)
Interest on lease liabilities	32	1,432,764	1,062,251	1,333,007
Lease interest	31	(28,428)	(28,041)	(28,101)
Gain from the acquisition of Cozani	30	-	(303,435)	-
Provision for expected credit losses	29	693,122	639,692	626,218
Long-term incentive plans		22,354	(24,291)	6,796
		13,897,678	13,033,428	11,266,171
Reduction (increase) in working capital assets
Trade accounts receivable		(1,605,774)	(867,369)	(628,272)
Recoverable taxes, fees and contributions		344,110	85,982	912,306
Inventories		38,254	(95,666)	(33,565)
Prepaid expenses		(184,736)	(18,295)	164,288
Judicial deposits		32,242	749,336	(603,825)
Other assets		90,931	(70,677)	(30,709)
Increase (decrease) in working capital liabilities
Payroll and related charges		(33,092)	42,807	40,302
Suppliers		304,243	353,319	757,628
Taxes, fees and contributions payable		375,228	617,975	102,948
Authorizations payable		(163,612)	(246,836)	(2,378,796)
Payments for legal and administrative proceedings	24	(318,796)	(343,444)	(242,598)
Deferred revenues		(61,135)	(31,028)	(49,446)
Other liabilities		(294,106)	(560,692)	(114,173)
Cash generated by operations		12,421,435	12,648,840	9,162,259
Income tax and social contribution paid		(89,892)	(228,184)	-
Net cash from operating activities		12,331,543	12,420,656	9,162,259

TIM S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2024, 2023 and 2022
(In thousands of reais)

	Note	2024	2023	2022
Investment activities
Proceeds from the sale of marketable securities		7,196,354	3,313,983	8,891,947
Purchases of marketable securities		(7,492,880)	(2,998,654)	(6,249,167)
Capital contribution to 5G Fund	12	(131,348)	(53,763)	-
Consideration for the acquisition of Cozani, net of cash acquired		-	(443,096)	(6,269,951)
Additions to property, plant and equipment and intangible assets		(4,550,379)	(4,504,314)	(4,730,433)
Other		24,381	2,306	4,475
Net cash used in investment activities		(4,953,872)	(4,683,538)	(8,353,129)

Financing activities
Proceeds from loans and financing	37	503,351	-	1,568,343
Amortization of loans and financing	37	(1,413,497)	(1,197,950)	(565,303)
Interest paid on loans and financing	37	(143,518)	(205,507)	(157,831)
Payment of lease liability	37	(1,838,667)	(1,812,508)	(1,566,344)
Interest paid on lease liabilities	37	(1,460,208)	(1,420,557)	(1,303,953)
Lease incentives received		89,431		-
Derivative financial instruments		(168,652)	(393,628)	(269,437)
Sale (purchase) of treasury shares, net of disposals		(45,004)	(2,821)	4,694
Dividends and interest on shareholders’ equity paid	26	(2,720,095)	(2,174,929)	(1,199,201)
Net cash used in financing activities		(7,196,859)	(7,207,900)	(3,489,032)

Increase (decrease) in cash and cash equivalents		180,812	529,218	(2,679,902)
Cash and cash equivalents at the beginning of the year		3,077,931	2,548,713	5,228,615
Cash and cash equivalents at the end of the year		3,258,743	3,077,931	2,548,713

The accompanying notes are an integral part of the consolidated financial statements.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

1.	Operations

1.1. Corporate Structure

TIM S.A. (“TIM” or “Company”) is a publicly held company with Registered office in the city of Rio de Janeiro, RJ, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group that holds 66.59% of the share capital of TIM S.A. on December 31, 2024 (66.59% on December 31, 2023).

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

1.2. Corporate Reorganization

1.2.1. Business combination and merger of Cozani

On April 20, 2022, TIM, together with other buyers (Claro S.A. and Telefônica Brasil S.A.), after complying with the prior conditions established by CADE and ANATEL, concluded the acquisition transaction of Oi Móvel S.A. – Under Court-Ordered Reorganization (“Seller”, “Assignor” or “Oi Móvel”). 100% of Cozani’s share capital, a company that corresponds to the part of the unit of assets, rights and obligations of Oi Móvel acquired by Company.

In 2023, the corporate merger of Cozani into TIM S.A. took place.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

The total consideration recorded for the acquisition of Cozani was R$ 7,211.6 million. Cozani’s net identifiable asset as of the day of the acquisition was R$ 4,575.2 million, which included intangible assets related to authorizations to use radio frequencies of R$ 3,039 million and customer relationship of R$ 253.7 million. The goodwill of R$ 2,636.4 million represented the value of the future economic benefits arising from the expected synergies resulting from the acquisition.

The recognized goodwill was deducted for income tax purposes in 2023, in connection with the merger of Cozani by the Company on April 1, 2023. This merger took place after the approval from ANATEL in February 2023 and by the Company’s Board of Directors in March 2023.

The purpose of the merger was to streamline TIM S.A.’s corporate structure, eliminate overlapping authorizations for exploring the SMP service, standardize the services provided by the companies, optimize operating costs and efficiently allocate investments.

As of December 31, 2022, of the agreed purchase amounts, the Company had the following balances of outstanding contractual obligations:

(i)	R$ 634.3 million withheld by TIM, as provided for in the purchase agreement, mainly to meet the possible need for additional price adjustments to be made, which could be identified in the 120 days after the acquisition date. The amount remained fully retained by the Company until October 4, 2022, when an injunction was issued by the 7th Business Court of the Judicial District of Rio de Janeiro ordering TIM to deposit the updated amount up to that date of R$ 670 million in an account linked to the court-ordered reorganization process of Oi Móvel S.A.

(ii)	The amount of R$ 77 million recognized as contingent consideration.

On October 4, 2023, the Arbitration Chamber Court approved an agreement related to the Post-Closing Adjustment, celebrated, on the one hand, between TIM S.A., Telefônica Brasil S.A. and Claro S.A. and, on the other hand, Oi S.A. – Under Court-Ordered Reorganization, as a way of putting an end to the controversy and the arbitration procedure related to the Post-Closing Adjustment. The final price of the portion of UPI Ativos Móveis assigned to the Company, considering the Post-Closing Adjustment negotiated in the Agreement (except for the contract targets), was R$ 6.6 billion.

Considering the TIM Adjusted Final Price, the Company recovered a portion corresponding to half of the amount that had been deposited in court (equivalent to approximately R$ 317 million on the closing date, and the remaining amount was redeemed by the Seller as part of the purchase price of the UPI Ativos Móveis assigned to the Company.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

The reduction in the consideration payable related to the Post-Closing Adjustment, corresponding to the half of the amount deposited in court, was recorded as a gain in the consolidated statement of income on the date of the approval of the agreement (October 2023), under the heading “other income (expenses), net”.

After this agreement, the Company was free of any obligations mentioned in items (i) and (ii).

2.	Management’s statement and basis of preparation and presentation of consolidated financial statements

The consolidated financial statements have been prepared in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

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

Assets and liabilities are classified according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are stated as non-current. Deferred income tax and social contribution balances (assets and liabilities) and provision for legal and administrative proceedings are classified as non-current.

In connection with the preparation of these financial statements, Management concluded that there is no evidence of uncertainties about the ability for the Company to continue to operate as a going concern. Thus, the Company has prepared these financial statements on the basis that it will continue to operate as a going concern.

The Company had a net profit of R$ 3,153,881 on December 31, 2024. The company’s current liabilities exceeded total current assets by R$ 164,319. The Company has been recovering its working capital position through operating cash flow. On December 31, 2024, the Company’s shareholders’ equity is positive by R$ 26,404,636.

Interests paid from loans and financing are classified as financing cash flow in the statement of cash flow as it represents costs of obtaining financial resources.

b.	Functional and presentation currency

The consolidated financial statements are presented in Brazilian Real (R$), which is also the functional currency of the Company and its associate.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

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

Subsidiaries are all the entities in which the Group retains control. The Group controls an entity when it is exposed to, or has a right over, the variable returns arising from its involvement with the entity and has the ability to interfere in those returns due to its power over the entity. The subsidiaries are fully consolidated as of the date control is transferred to the Group. Consolidation is interrupted beginning as of the date in which the Group no longer holds control.

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

Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the Company elects whether to measure non-controlling interest in the acquiree at the fair value or at the proportionate share of the acquiree’s identifiable net assets. Costs directly attributable to the acquisition are accounted for as expense when incurred.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

When the Company acquires a business, it assesses the financial assets and liabilities assumed in order to classify and to allocate them in accordance with contractual terms, economic circumstances and pertinent conditions on the acquisition date, which includes segregation by the acquired entity of built-in derivatives existing in the acquired entity’s host contracts.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value on the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability that is a financial instrument is recognized in the statement of income in accordance with IFRS 9, Financial Instruments.

Goodwill is initially measured at cost (being the excess of the consideration transferred in relation to the net identifiable assets acquired and liabilities assumed. If the consideration transferred is lower than fair value of net assets acquired, the gain in bargain purchase is recognized in the statement of income.

After initial recognition, goodwill is carried at cost less any accumulated impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating units of the Group that are expected to benefit by the synergies of combination, regardless of whether other assets or liabilities of the acquiree are allocated to those units.

When goodwill is part of a cash generating unit and a portion of operation within this unit is disposed of, the goodwill associated with the disposed operation in included in the cost of the operation when determining the gain or loss on disposal. Goodwill disposed under these circumstances is determined based on the relative values of the portion disposed of, in relation to the cash generating unit retained.

f.	Approval of consolidated financial statements

These consolidated financial statements were approved by the Company’s Board of Directors on March 31, 2025.

g.	New standards, amendments and interpretations of standards

g.1	The following standards/amendments were issued by the International Accounting Standards Board (IASB) and are effective for the year ended December 31, 2024. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

Amendments to IFRS 16: Lease liabilities in a Sale and Leaseback

(Sale and leaseback transaction)

In September 2022, the IASB issued amendments to IFRS 16 to specify the requirements that a seller-lessee uses in measuring the lease liability arising from a sale and leaseback transaction, aiming to ensure that the seller-lessee does not recognize any gain or loss that relates to the right of use that it maintains.

The amendments had no impact on the Company’s financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020 and October 2022, the IASB issued amendments to Paragraphs 69 to 76 of IAS 1 - Presentation of Financial Statements, to specify the requirements for classifying liabilities as current or non-current. The amendments clarify the following:

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

The amendments had no impact on the Company’s financial statements.

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

As a result of the implementation the amendments, the Company provided additional disclosures on its supplier financing agreement. See Note 19.

g.2	The following new standards were issued by the International Accounting Standards Board (IASB), but are not effective for the year ended December 31, 2024. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they come into force.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12

The amendments to IAS 12, Income taxes were introduced in response to the OECD Pillar Two rules on BEPS and include the following:

•	A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from jurisdictional implementation of Pillar Two model rules; and

•	Disclosure requirements for affected entities to help users of financial statements better understand an entity’s exposure to Pillar Two income taxes arising from such legislation, especially before the effective date.

Pursuant to paragraphs 88C and 88D of IAS 12, the Company is currently assessing the possible impacts arising from the Pillar Two legislation, a global initiative of the Organization for Economic Cooperation and Development (“OECD”). This legislation establishes a minimum tax rate for large corporate groups that fall within the scope of said rules, which must calculate their effective tax rate in each country where they operate. In the context of this regulation, this rate is called the “GloBE Effective Tax Rate”.

If the GloBE Effective Tax Rate of any entity in the economic group, considered by jurisdiction in which the group operates, is lower than the minimum rate of 15%, the multinational will undertake to pay an additional tax on income, referring to the difference between its effective GloBE rate and the established minimum rate.

In Brazil, this rule was initially introduced by Provisional Act 1262 of October 3, 2024, and was subsequently subject to Law 15079 of December 27, 2024, which creates additional Social Contribution on Net Income (CSLL) as from 2025.

The aforementioned rules will apply to the Group in 2025, given that the Company earned revenues in excess of seven hundred and fifty million euros per the consolidated financial statements. The Company is currently evaluating the possible impacts of the application of Pillar Two on the consolidated financial statements.

IFRS 18: Presentation and disclosure of financial statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 - Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of income, including specified totals and subtotals. Moreover, entities are required to classify all income and expenses within the statement of income in one of five categories: operating, investment, financing, income taxes and discontinued operations, of which the first three are new.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

The standard also requires the disclosure of performance measures defined by management, subtotals of income and expenses, and includes new requirements for the aggregation and disaggregation of financial information based on the identified “functions” of the primary financial statements (PFS) and notes.

Furthermore, narrow-scope amendments have been made to IAS 7 - Statement of Cash Flows, which include changing the starting point for determining cash flows from operations using the indirect method, from “income or loss” to “operating income or loss” and removing the optionality to classify cash flows from dividends and interest. In addition, there are consequential amendments in several other standards.

IFRS 18 and the amendments to the other standards are effective for reporting periods beginning on or after January 1, 2027, with early adoption permitted and must be disclosed, although in Brazil early adoption is not allowed. IFRS 18 will be applied retrospectively.

The Company is currently working to identify all the impacts that the changes will have on the financial statements and notes to the financial statements.

IFRS 19: Subsidiaries without Public Liability: Disclosures

In May 2024, the IASB issued IFRS 19, which allows eligible entities to opt to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary, as defined in IFRS 10 Consolidated Statements, must not have public accountability and must have a parent company (ultimate or intermediate) that prepares consolidated financial statements, available for public use, that comply with IFRS accounting standards.

IFRS 19 will come into force for reporting periods beginning on or after January 1, 2027, with early adoption permitted.

As the Company’s equity instruments are publicly traded, it is not eligible to apply IFRS 19.

Amendment to IFRS 9 – Disclosure of quantitative information for contractual terms

In May 2024, the IASB issued amendments to IFRS 9 related to financial assets, establishing that entities must disclose quantitative information, such as a range of possible changes in contractual cash flows. This means that entities need to provide both qualitative and quantitative information about the contractual terms that may impact the value of cash flows. For example, possible changes in contractual interest rates arising from contingent events associated with ESG (environmental, social and governance) targets must be disclosed.

The amendments are effective for annual financial statement periods starting on or after January 1, 2026.

The Company is assessing the impacts that the changes will have on the financial statements.

IAS 21 – Effects of changes in exchange rates and translation of financial statements

In March 2024, the IASB issued an amendment regarding Lack of Exchangeability, seeking to define the concept of convertible currency and provide guidance on procedures for non-convertible currencies, determining that convertibility should be assessed at the measurement date based on the purpose of the transaction. If the currency is not convertible, the entity must estimate the exchange rate that reflects market conditions. In situations with multiple rates, the one that best represents the settlement of the cash flows should be used.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

The pronouncement also highlights the importance of disclosures about non-convertible currencies, so that users of the financial statements understand the financial impacts, risks involved, and criteria used in estimating the exchange rate.

The amendments are effective for financial statement periods starting on or after January 1, 2025.

It is not expected that the amendments will have a material impact on the Company’s financial statements.

3.	Estimates and areas where judgment is significant in the application of the Company's accounting policies

Accounting estimates and judgments are continuously assessed based on the Company's historical experience and on other factors, such as expectations of future events available on the date of the financial statements.

By definition, accounting estimates rarely equate to actual results. The estimates and assumptions that present a significant risk, with the probability of causing a material adjustment to the book values of assets and liabilities affected in future periods, are described below.

(a)       Provision for legal and administrative tax proceedings

The legal and administrative tax proceedings are analyzed by the Management along with its legal advisors (internal and external). The Company considers factors in its analysis such as hierarchy of laws, precedents available, recent court judgments, their relevance in the legal system and payment history. These assessments involve Management’s judgment (note 24).

(b)       Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived from the market (note 37).

(c)       Unbilled revenues

Since some cut dates for billing occur at intermediate dates within the months of the year, as the end of each month there are revenues earned by the Company, but not yet invoiced to its customers. These unbilled revenues are recorded based on estimate that takes into consideration historical consumption data, number of days elapsed since the last billing date, among others (note 28).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

(d)       Leases

The Company has a significant number of the lease contracts in which it acts a lessee (Note 18), and with the adoption of the accounting standard IFRS 16 – Leases, on January 1, 2019, certain judgments were exercised by the Company’s management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the period covered by options to extend the contract term, when the exercise depends only from the Company, and this exercise is reasonably certain; and (ii) using certain assumptions to calculate the discount rate.

The Company is not able to readily determine the interest rate implicit in the lease and, therefore, it uses its incremental borrowing rate (IBR) on loans to measure lease liabilities. IBR on the lessee’s loan is the interest rate that the lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The Company estimates the IBR using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of debt) in this estimate.

4.	Cash and cash equivalents

Cash and cash equivalents are financial assets measured at amortized cost or at fair value through profit or loss, respectively.

The Company classifies its financial assets upon initial recognition.

	2024	2023

Cash and banks	81,177	37,029
Unrestrictedly available financial investments:
CDB’s / “Operações compromissadas”	3,177,566	3,040,902

	3,258,743	3,077,931

Bank certificates of deposit (“CDBs”) and “Operações compromissadas” are securities issued by banks and sold to the public as a form of fund raising. Such marketable securities are highly liquid deposits that can be traded during the contracted term, at any time, without significant loss and are used for the fulfillment of short-term obligations by the Company.

The annual average return of the Company's investments related to CDB’s and “Operações compromissadas” is 101.09% (101.88% on December 31, 2023) of the variation of the interbank deposit certificate – CDI.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

5.	Marketable securities

Comprise financial assets measured at fair value through profit or loss.

	2024	2023

FUNCINE(i)	15,241	12,949
Fundo Soberano(ii)	2,404	1,840
FIC: (iii)
Government bonds(a)	1,716,706	1,203,968
CDB’s (b)	18,897	47,464
Financial bills(c)	394,343	303,131
Other (d)	302,091	402,087
	2,449,682	1,971,439

Current portion	(2,434,441)	(1,958,490)
Non-current portion	15,241	12,949

(i)	Since 2017, the Company, with the aim of using tax deductibility benefit for income tax purposes, started investing in the National Film Industry Financing Fund (FUNCINE). The average annual remuneration in 2024 was 1.47% (0.05% on December 31, 2023).

(ii)	Fundo Soberano is composed only of federal government bonds. The average annual remuneration in 2024 was 99.20% of the variation of the Interbank Deposit Certificate - CDI (99.37% on December 31, 2023).

(iii)	The Company invests in open FIC's (Quota Investment Fund). Funds are mostly comprised by federal government bonds and papers from financial institutions, mostly rated as AAA (highest quality). The average annual remuneration of FICs in 2024 was 105.14% of the variation of the Interbank Deposit Certificate - CDI (102.18% on December 31, 2023).

(a)	Government bonds are fixed income financial instruments issued by the National Treasury to finance the activities of the Brazilian Federal Government.

(b)	CDB operations are issued by the banks with the commitment to buy them back based on predetermined taxes.

(c)	Financial bills are fixed income investments issued by financial institutions.

(d)	Represented by: Debentures, FIDC (Credit Rights Investment Funds), commercial notes, promissory notes and bank credit notes.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

6.	Trade accounts receivable

These are financial assets measured at amortized cost, and relate to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not yet billed (“unbilled”) as of balance sheet date. Trade accounts receivable are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method less provision for expected credit losses (“impairment”).

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

The fair value of trade accounts receivable approximate their carrying amounts on December 31, 2024 and December 31, 2023.

Amounts expected to be received after 12 months are classified as long-term.

The average monthly rate considered in the calculation of the present value of accounts receivable recorded as non-current is 0.58% (0.58% on December 31, 2023).

	2024	2023
Trade accounts receivable	4,815,750	3,908,773

Accounts receivable	5,486,319	4,538,512

Billed services	2,481,786	2,237,551
Unbilled services	1,302,906	1,036,339
Network use (interconnexion)	992,414	750,054
Goods sold	684,858	494,279
Contractual assets (Note 23)	24,027	19,957
Other accounts receivable	328	332

Provision for expected credit losses	(670,569)	(629,739)

Current portion	(4,677,935)	(3,709,766)
Non-current portion	137,815	199,007

The movement of the provision for expected credit losses, accounted for as an asset reduction account, was as follows:

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

	2024	2023

Opening balance	629,739	562,090
Supplement to expected losses, net of reversal	693,122	620,667
Write-offs of provision	(652,292)	(553,018)
Closing balance	670,569	629,739

The aging of accounts receivable is as follows:

	2024	2023

Total	5,486,319	4,538,512

Current	3,917,182	3,291,399
Overdue (days):
≤30	372,836	302,042
≤60	123,183	118,333
≤90	149,653	107,759
>90	923,465	718,979

7.	Inventories

Inventories are presented at the average acquisition cost. A loss is recognized to adjust the cost of handsets, tablets and accessories to the net realizable value (selling price), when this value is less than the average acquisition cost.

	2024	2023

Total inventories	293,529	331,783

Inventories	310,054	346,207
Mobile handsets and tablets	187,866	203,596
Accessories and prepaid cards	98,868	113,363
TIM chips	23,320	29,248

Adjustment to net realizable value	(16,525)	(14,424)

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

8.	Income tax and social contribution
8.a	Recoverable income tax and social contribution

	2024	2023

Recoverable income tax and social contribution	326,256	713,279

Income tax	200,802	429,461
Social contribution	125,454	283,818

Current portion	(111,376)	(494,382)
Non-current portion	214,880	218,897

In September 2021, the Federal Supreme Court (“STF”), with general repercussions, established an understanding for the non-levy of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the monetary restatement using the SELIC rate in cases of undue payment. At that time, TIM recorded its best estimate, in the amount of R$ 535 million (principal). Up to December 31, 2024, the total monetary restatement recognized was R$ 128 million. In the third quarter of 2023, TIM’s lawsuit received a favorable final and unappealable decision and, in September 2023, the Company obtained credit approval from the Brazilian Federal Revenue Service.

In September 2023, the Company carried out the reclassification between asset accounts (i.e., recoverable income tax and social contribution and deferred income tax and social contribution) amounting R$ 156 million and recognized deferred taxes on tax losses and negative CSLL bases in the amounts of R$ 114 million and R$ 42 million, respectively. Moreover, in the same period, TIM reclassified R$ 470 million of credits to current assets. In 2023 and 2024, the Company used R$ 151 million and R$ 231 million, respectively, of these credits to offset federal taxes.

8.b	Income tax and social contribution payable

Current income tax and social contribution charges are calculated on the basis of the tax laws enacted, or substantially enacted, up to the balance sheet date.

The legislation allows companies to choose between quarterly or monthly payments of income tax and social contribution. In 2024, the Company has chosen to make the quarterly payments of income tax and social contribution.

	2024	2023

Income tax and social contribution payable	46,610	64,407
Social contribution	46,610	64,407

Current portion	(46,610)	(64,407)

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

8.c	Deferred income tax and social contribution

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

Deferred tax assets on income tax and social contribution are recognized only according to the profitable track record and/or when based on the annual forecasts prepared by the Company.

The balances of deferred income tax assets and liabilities are presented at net value in balance sheet when there is the legal right and the intention of offsetting them upon calculation of current taxes, in general related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities arisen from different entities are in presented separately.

On December 31, 2024 and 2023, the enacted rates were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation in regard to the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each fiscal year, according to the current tax legislation.

The amounts recorded are as follows:

	2024	2023

Tax loss carryforwards and negative basis of social contribution	12,132	201,227
Temporary differences:
Provision for legal and administrative proceedings	536,550	499,603
Provision for expected credit losses	257,645	242,160
Taxes with suspended enforceability(i)	1,230,521	948,808
Derivative financial instruments	(274,140)	(236,259)
Capitalized interest - 4G and 5G	(246,621)	(281,721)
Adjustments related to IFRS 16 (ii)	730,015	675,817
Accelerated depreciation (iii)	(990,374)	(891,051)
Fair value adjustment I–Systems (former FiberCo) (iv)	(249,477)	(249,477)
Impairment loss (v)	269,172	378,601
Amortized goodwill – Cozani	(388,245)	(231,894)
Other assets	287,234	306,936
Other liabilities	(92,779)	(105,256)
	1,081,633	1,257,494

Deferred tax asset	3,323,269	3,205,814
Deferred tax liability	(2,241,636)	(1,948,320)

(i)	Mainly represented by the Fistel fee (TFF) for the financial years 2020, 2021, 2022, 2023 and 2024 of TIM S.A. and the TFF of Cozani's 2022 financial year. The TFFs for the years 2020, 2021, 2022, 2023 and 2024 of TIM S.A. and 2022 of Cozani had its payments suspended by virtue of an injunction and, therefore, still do not have a specific date for payment. See Note 22 for details.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)
(ii)	Represents the addition of new lease contracts. The temporary difference of the IFRS 16 contracts is due to the difference in the timing of recognition of the accounting (interest and depreciation) and tax expense (provision of service), under the terms of the current legislation.

(iii)	In the first quarter of 2020, TIM S.A. started excluding the portion of acceleration of depreciation of movable assets belonging to property, plant and equipment from the calculation basis of the IRPJ and CSLL, due to their uninterrupted use in three operating shifts, supported by technical expert report, as provided for in Article 323 of the RIR/2018, or by the adequacy to the tax depreciation provided for in IN 1700/2017.

(iv)	Refers to deferred charges on the adjustment at fair value of the non-controlling interest calculated in the sale of Fiber Co (currently I-Systems), which took place in November 2021, from TIM S.A. to IHS Fiber Brasil - Cessão de Infraestruturas Ltda (see Note 14).

(v)	Represents the deferred charges recorded by the Company, in connection with the impairment of tangible assets recognized by Cozani prior to its acquisition in April 2022.

The Company based on a history of profitability and based on projections of future taxable results, constitutes deferred income tax credits and social contribution on all of its tax losses, negative social contribution basis and temporary differences.

The Company used deferred credits arising from tax losses and negative social contribution bases in the amount of R$ 189 million as of December 31, 2024 (R$ 105 million as of December 31, 2023).

8.d	Expense with current and deferred income tax and social contribution

	2024	2023	2022
Current income tax and social contribution taxes
Income tax for the year	(426,340)	(248,792)	(247,492)
Social contribution for the year	(200,270)	(67,190)	(85,452)
Tax incentive – SUDENE/SUDAM(i)	333,359	235,753	157,254
	(293,251)	(80,229)	(175,690)
Deferred income tax and social contribution
Deferred income tax	(159,994)	(180,709)	95,583
Deferred social contribution	(15,337)	(85,673)	29,954
	(175,331)	(266,382)	125,537
	(468,582)	(346,611)	(50,153)

The reconciliation between income tax and social contribution expense as calculated by applying combined tax rates and amounts reflected in income (loss) is as follows:

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

	2024	2023	2022

Profit before income tax and social contribution	3,622,463	3,184,033	1,720,908
Combined tax rate	34%	34%	34%
Income tax and social contribution at the combined statutory rates	(1,231,637)	(1,082,571)	(585,109)

(Additions) / exclusions:

Equity in earnings	(28,059)	(30,364)	(20,939)
Non-taxable revenues	12,848	16,573	152,277
Non-deductible expenses	(60,670)	(25,069)	(120,682)
Tax incentive – SUDENE/SUDAM(i)	333,359	235,753	157,254
Tax benefit related to interest on shareholders’ equity	493,000	544,000	476,000
Tax losses and temporary differences not recognized	-	-	(129,954)
Other	12,577	(4,933)	21,000
	763,055	735,960	534,956
Income tax and social contribution expense	(468,582)	(346,611)	(50,153)
Effective rate	12.94%	10.89%	2.91%

(i)	As mentioned in Note 26 c.3, in order for investment grants not to be computed in taxable income, they must be recorded as a tax incentive reserve, which can only be used to absorb losses or be incorporated into the share capital. The Company has tax benefits that fall under these rules.

9.	Recoverable taxes, fees and contributions

	2024	2023

Recoverable taxes, fees and contributions	1,853,456	1,818,306

ICMS(i)	1,235,119	1,372,681
PIS/COFINS(ii)	330,019	164,508
IRRF (Withholding income tax) on interest earning bank deposits	93,008	81,445
Other	195,310	199,672

Current portion	(946,103)	(943,767)
Non-current portion	907,353	874,539

(i)	The amounts of recoverable ICMS (state VAT) are mainly comprised by:
(a)	credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months).
(b)	ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

(ii)	The current balance is mostly composed of credits arising from the non-cumulative taxation regime.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

10.	Prepaid expenses

	2024	2023

Prepaid expenses	562,141	377,405

Advertisements (i)	20,331	13,047
Rentals and insurance	83,603	69,759
Incremental costs for obtaining contracts with customers (ii)	188,269	190,663
IT Services	10,783	16,053
Contractual prepaid expenses (iii)	251,181	75,464
Other	7,974	12,419

Current portion	(280,851)	(238,468)
Non-current portion	281,290	138,937

(i)	Represent prepaid payments of advertising expenses for products and services of the TIM brand that are recognized in the result according to the period of serving the advertisement.

(ii)	It is substantially represented by incremental costs related to sales commissions paid to partners for obtaining contracts with customers arising from the adoption of IFRS 15, which are deferred to the result in accordance with the term of the contract and/or economic benefit, usually from 1 to 2 years.

(iii)	Represent the costs of installing a neutral network deferred over the term of the contract.

11.	Judicial deposits

 They are recorded at historical cost and adjusted for monetary variation according to current legislation

	2024	2023

Judicial deposits	677,530	689,739

Civil	290,580	286,430
Labor	54,954	68,202
Tax	239,093	220,842
Regulatory	116	115
Online attachment(i)	92,787	114,150

(i)	Refer to legal blockages directly in the Company's current accounts and interest earning bank deposits linked to certain legal proceedings. This amount is periodically analyzed and when identified, reclassification is made to one of the other specific accounts of the legal deposit item.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

There are some processes with differentiated matters, for instance, in which the value set by ANATEL for vacating certain transmission sub-bands is discussed, enabling the implementation of 4G technology. In this case, the amount deposited updated in court under discussion is R$ 88,147 (R$ 83,438 on December 31, 2023).

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third-party service providers.

Tax

The Company has legal deposits in the total, restated and estimated amount of R$ 239,093 (R$ 220,842 on December 31, 2023), relating to tax matters, made to support several ongoing legal discussions. Such deposits mainly relate to the following discussions:

(a)	Use of credit in the acquisition of electricity directly employed in the production process of companies, matter with positive jurisprudence in the judiciary system. The restated amount of deposits regarding this discussion is R$ 40,533 (R$ 38,650 on December 31, 2023).

(b)	CPMF levy on loan conversion operations into the Company’s equity; recognition of the right not to collect the contribution allegedly levied on the simple change of ownership of current accounts due to merger. The restated amount of deposits regarding this discussion is R$ 5,982 (R$ 5,668 as of December 31, 2023).

(c)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The restated amount of deposits regarding this discussion is R$ 26,339 (R$ 24,048 on December 31, 2023).

(d)	Non-homologation of compensation of federal debts withholding income tax credits (IRRF) for the alleged insufficiency of credits, as well as the deposit made for the purposes of release of negative Certificate of debts. The restated amount of deposits regarding this discussion is R$ 12,699 (R$ 12,177 as of December 31, 2023).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

(e)	Levy of ISS on import and outsourced services; alleged lack of collection in relation to ground cleaning and maintenance service of BRS (Base Radio Station), the ISS itself, the ISS incident on co-billing services and software licensing (blackberry). Guarantee of the right to take advantage of the benefit of spontaneous denunciation and search for the removal of confiscatory fines in the case of late payment. The restated amount of deposits regarding this discussion is R$ 12,974 (R$ 12,191 as of December 31, 2023).

(f)	Accessory services provided for in the agreement 69/98 ICMS incident on the provision of communication services of the amounts charged for access, membership, activation, qualification, availability, subscription and use of the services, among others. The restated amount of deposits regarding this discussion is R$ 3,903 (R$ 3,775 as of December 31, 2023).

(g)	Requirement by ANATEL of the public price for the administration of numbering resources. The restated amount of deposits regarding this discussion is R$ 4,123 (R$ 3,960 as of December 31, 2023).

(h)	Unconstitutionality and illegality of the collection of FUST (Fund for Universalisation of Telecommunications Services). The right not to collect FUST, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Industrial Exploitation of Dedicated Line), as well as the right not to suffer the retroactive collection of the differences determined in function of not observing sum 7/2005 of ANATEL. The restated amount of deposits regarding this discussion is R$ 71,237 (R$ 67,911 as of December 31, 2023).

(i)	ICMS – Miscellaneous. Deposits made in several processes that discuss ICMS charges, mainly related to discussions on loan, DIFAL, exempt and non-taxed services, ICAP and Covenant 39. The restated amount of deposits regarding this discussion is R$ 30,039 (R$ 26,213 as of December 31, 2023).

(j)	Charges related to cases of Jornal do Brasil that were directed to the Company. The restated amount of deposits regarding this discussion is R$ 15,461 (R$ 15,759 as of December 31, 2023).

12.	Other financial assets

	2024	2023

Other financial assets	550,669	216,721

C6 Bank Subscription right (i)	162,958	162,958
5G Fund (ii)	212,394	53,763
Subscription right (iii)	175,317	-

Non-current portion	550,669	216,721

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

They are recognized at fair value on the date of acquisition or issue. Such financial assets are subsequently measured at fair value through profit or loss. Changes arising from the fair value measurement, where applicable, is recognized in the statement of income when incurred, under the heading financial income.

(i) On March 23, 2020, TIM S.A. and BANCO C6 S.A. (“C6”) concluded the negotiations over a strategic partnership aimed at developing combined offerings with special benefits to the customer bases of Partners.

In July 2020, the first offering was launched in partnership with C6, with special conditions to TIM customers who are also C6 customers. The innovating partnership provides great potential to generate value for both companies through user base growth and greater customer loyalty.

On February 1, 2021, TIM announced that, within the scope of this partnership, the right to exercise Subscription Warrant equivalent to the indirect interest of approximately 1.44% of C6’s share capital as a result of meeting, in December 2020, the 1st level of the agreed targets. Subsequently, the Company exercised its option to acquire and convert C6 shares, which represents approximately 1.44% of the Bank and totals R$ 162,958. It is worth highlighting that once the option is exercised, TIM started holding a minority position and does not have a position of control or significant influence in the management of C6.

(ii) The Company has invested approximately R$ 212 million on December 31, 2024 (R$ 54 million in 2023) in the Investment fund focused on 5G solutions “Upload Ventures Growth” (“5G Fund”).

Out of this total amount, it is worth emphasizing that on April 30, 2024 and September 23, 2024, the Company made contributions of approximately R$ 77 million and R$ 54 million, respectively, to the 5G Fund, reinforcing its commitment to boosting the development of solutions based on 5G technology.

According to the requirements of IFRS 9, the financial instrument must be valued at its fair value and the Company must disclose the level classification of each financial instrument. See Note 37 in the section on Financial instruments measured at fair value for details of this information.

(iii) In April 2022, the Company entered into a partnership with EXA Serviços de Tecnologia (“EXA”) to provide digital services and entertainment to TIM’s customer base. This partnership also provided for commission payments by EXA to TIM as a result of TIM’s customers acquiring services from this partner, as well as TIM’s options to subscribe to shares upon payment of a consideration.

At the end of 2024, the contract with the new partnership terms was completed and TIM acquired the option to subscribe for 27% of EXA’s shares for a consideration of R$ 174 million. The value of the financial asset was recorded at fair value for R$ 175 million and accounts for 27% of the fair value of TIM’s right to participate in EXA. This option must be exercised within the next 24 months, after the exercise conditions and Corporate approvals have been met.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

13.	Other assets

	2024	2023

Other assets	238,218	284,902

Advances to employees	3,819	7,033
Advances to suppliers	48,008	66,018
Amounts receivable from TIM Brasil (Note 35)	23,260	22,803
Amounts receivable from incentivized projects	27,391	43,138
Taxes and labor contributions to offset	80,610	83,981
Other (i)	55,130	61,929

Current portion	(208,313)	(239,318)
Non-current portion	29,905	45,584
(i)	The majority related to: (a) other advances of R$ 8,267 (R$ 16,960 on December 31, 2023); (b) employee benefits reimbursement of R$ 19,255 (R$ 14,344 as of December 31, 2023).

14.	Investment

The equity interest in the associated company is accounted for under the equity accounting method.

I-Systems

In November 2021, as a result of the spin-off of net assets from the broadband business and creation of I-Systems, TIM S.A. disposed of 51% of its equity interest on behalf of IHS. As a result of this transaction, a loss of control took place and TIM S.A. no longer consolidates the Company, recording the investment in the associated company in the amount of R$ 1,612,957, at fair value, for the remaining minority interest (non-controlling) of 49%.

TIM S.A. has 49% (49% on December 31, 2023) in the share capital of I-Systems. The following table represents summarized financial information about the investments of I-Systems:

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

	2024	2023
Assets	2,134,912	2,053,953
Current and non-current assets	388,082	352,134
Tangible and intangible assets	1,746,830	1,701,819

Liabilities and shareholders’ equity	2,134,912	2,053,953
Current and non-current liabilities	755,882	668,712
Shareholders’ equity	1,379,030	1,385,241

Company’s proportional interest	49%	49%

Adjustment to fair value	733,757	733,757
Investment cost	634,529	717,055
Fair value of investment (Note 14.b)	1,368,286	1,450,812

	2024	2023

Net loss for the year	(167,145)	(182,254)
Company’s proportional interest	49%	49%
Company’s interest in the associated company’s income (loss)	(82,526)	(89,304)

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)
a)	Interest in subsidiaries and associated company

	Associated companies
	2024	2023
	I-Systems	I-Systems

Total number of shares	1,794,287,995	1,794,287,995

Interest in total capital	49%	49%

Shareholders’ equity	1,379,030	1,385,241

Income (loss) for the year	(167,145)	(182,255)

Equity in earnings	(82,526)	(89,304)
Investment value	1,368,286	1,450,812

b)	Change of investment in associated company:

I-Systems (associated company)

Balance of investment on December 31, 2023	1,450,812
Equity in earnings	(82,526)
Balance of investment on December 31, 2024	1,368,286

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

I-Systems (associated company)

Balance of investment on December 31, 2022	1,540,116
Equity in earnings	(89,304)
Balance of investment on December 31, 2023	1,450,812

15.	Property, plant and equipment

Property, plant and equipment are measured at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight-line method over terms that consider the expected useful lives of the assets and their residual values. On December 31, 2024 and December 31, 2023, the Company has no indicators of impairment in its property, plant and equipment.

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

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

•	Changes in property, plant and equipment

	Balance in 2023	Additions	Write-offs	Transfers	Balance in 2024

Total cost of property, plant and equipment, gross	70,343,331	5,978,275	(589,563)	-	75,732,043
Commutation/transmission equipment	38,274,244	-	(97,312)	3,020,234	41,197,166
Fiber optic cables	786,762	-	-	5,221	791,983
Leased handsets	4,082,742	842	(15,341)	187,877	4,256,120
Infrastructure	7,737,385	-	(18,007)	206,335	7,925,713
Informatics assets	1,803,782	-	(4,220)	7,377	1,806,939
General use assets	1,004,301	-	(2,382)	45,421	1,047,340
Right-of-assets	15,973,178	2,506,600	(451,666)	-	18,028,112
Land	38,588	-	(504)	-	38,084
Construction in progress	642,349	3,470,833	(131)	(3,472,465)	640,586

Total accumulated depreciation	(47,931,516)	(5,109,364)	124,165	-	(52,916,715)
Commutation/transmission equipment	(28,413,977)	(2,639,864)	91,290	-	(30,962,551)
Fiber optic cables	(644,978)	(60,165)	-	-	(705,143)
Leased handsets	(3,761,002)	(206,398)	10,736	-	(3,956,664)
Infrastructure	(5,325,647)	(350,734)	16,354	-	(5,660,027)
Informatics assets	(1,715,818)	(36,981)	4,112	-	(1,748,687)
General use assets	(755,528)	(49,736)	1,673	-	(803,591)
Right-of-assets	(7,314,566)	(1,765,486)	-	-	(9,080,052)
Total property, plant and equipment, net	22,411,815	868,911	(465,398)	-	22,815,328
Commutation/transmission equipment	9,860,267	(2,639,864)	(6,022)	3,020,234	10,234,615
Fiber optic cables	141,784	(60,165)	-	5,221	86,840
Leased handsets	321,740	(205,556)	(4,605)	187,877	299,456
Infrastructure	2,411,738	(350,734)	(1,653)	206,335	2,265,686
Informatics assets	87,964	(36,981)	(108)	7,377	58,252
General use assets	248,773	(49,736)	(709)	45,421	243,749
Right-of- assets	8,658,612	741,114	(451,666)	-	8,948,060
Land	38,588	-	(504)	-	38,084
Construction in progress	642,349	3,470,833	(131)	(3,472,465)	640,586

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

	Balance in 2022	Additions / depreciation	Write-offs	Transfers	Balance in 2023
Total cost of property, plant and equipment, gross	65,529,479	5,982,695	(1,168,843)	-	70,343,331
Commutation/transmission equipment	35,061,237	16,663	(157,738)	3,354,082	38,274,244
Fiber optic cables	783,396	-	-	3,366	786,762
Leased handsets	3,876,846	-	(16,853)	222,749	4,082,742
Infrastructure	7,710,055	19,423	(43,030)	50,937	7,737,385
Informatics assets	1,780,690	-	(5,022)	28,114	1,803,782
General use assets	966,562	-	(857)	38,596	1,004,301
Right-of-assets	14,462,803	2,454,191	(943,816)	-	15,973,178
Land	39,802	-	(1,214)	-	38,588
Construction in progress	848,088	3,492,418	(313)	(3,697,844)	642,349

Total accumulated depreciation	(42,868,327)	(5,265,209)	202,020	-	(47,931,516)
Commutation/transmission equipment	(26,235,111)	(2,330,719)	151,853	-	(28,413,977)
Fiber optic cables	(583,854)	(61,124)	-	-	(644,978)
Leased handsets	(3,598,459)	(173,817)	11,274	-	(3,761,002)
Infrastructure	(4,992,013)	(367,017)	33,383	-	(5,325,647)
Informatics assets	(1,675,606)	(45,208)	4,996	-	(1,715,818)
General use assets	(706,014)	(50,028)	514	-	(755,528)
Right-of-assets	(5,077,270)	(2,237,296)	-	-	(7,314,566)
Total property, plant and equipment, net	22,661,152	717,486	(966,823)	-	22,411,815
Commutation/transmission equipment	8,826,126	(2,314,056)	(5,885)	3,354,082	9,860,267
Fiber optic cables	199,542	(61,124)	-	3,366	141,784
Leased handsets	278,387	(173,817)	(5,579)	222,749	321,740
Infrastructure	2,718,042	(347,594)	(9,647)	50,937	2,411,738
Informatics assets	105,084	(45,208)	(26)	28,114	87,964
General use assets	260,548	(50,028)	(343)	38,596	248,773
Right-of-assets	9,385,533	216,895	(943,816)	-	8,658,612
Land	39,802	-	(1,214)	-	38,588
Construction in progress	848,088	3,492,418	(313)	(3,697,844)	642,349

The construction in progress represents the cost of projects in progress related to the construction of networks and/or other tangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

The lease rights of use are represented by leased agreements of identifiable assets within the scope of IFRS16. These rights refer to leases of network infrastructure, stores and kiosks, real estate, land (Network) and fiber, as below:

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

Right-of-assets	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances at December 31, 2023	4,677,150	833,391	2,351,706	796,365	8,658,612
Additions (i)	879,180	514,188	227,158	886,074	2,506,600
Remeasurement	(223,342)	(22,824)	(205,500)	-	(451,666)
Depreciation	(745,866)	(158,612)	(370,837)	(490,171)	(1,765,486)
Balances at December 31, 2024	4,587,122	1,166,143	2,002,527	1,192,268	8,948,060
Annual depreciation rates	9.55%	10.34%	8.86%	14.24%

(i)	The change in the right of use in leases includes net additions of lease incentives received, totaling R$ 89 million.

Right-of-assets	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances at December 31, 2022	5,346,449	639,210	2,393,792	1,006,082	9,385,533

Additions	968,033	368,426	835,246	282,486	2,454,191
Remeasurement	(542,803)	(37,346)	(363,667)	-	(943,816)
Depreciation	(1,094,529)	(136,899)	(513,665)	(492,203)	(2,237,296)
Balances at December 31, 2023	4,677,150	833,391	2,351,706	796,365	8,658,612
Annual depreciation rates	12.21%	11.72%	12.54%	8.33%

•	Depreciation rates (annual %)

Commutation/transmission equipment	6.67−20
Fiber optic cables	10
Leased handsets	14.28−50
Infrastructure	4–20
Informatics assets	10–20
General use assets	10–20
Leasehold improvements	10–20
Right-of-assets	10−12

In 2024, pursuant to IAS 16, the Company assessed the useful life estimates for their property, plant and equipment, concluding that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

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

Financial charges on funds raised generically (with no specific allocation), used to obtain a qualifying asset, which is an asset that necessarily demands a substantial period of time to become ready for intended use is capitalized as part of this asset’s cost when it is probable that will result in future economic benefits to the Company and such costs can be reliably measured. Within this concept, we had the capitalization of charges for the 700MHz 4G license between 2014 and 2019 and we had the capitalization of charges on the acquisition of the 5G license for the radio frequency not readily available and other obligations related to such radio frequency between 2021 and 2023. As of the second quarter of 2023, the capitalization of interest and charges on this asset ended. These costs are amortized over the estimated useful lives of assets.

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

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

(a)	Changes in intangible assets

	Balance in 2023	Additions/ Amortization	Write-offs	Transfers	Balance in 2024

Total cost of intangible assets, gross	46,313,583	1,146,747	(209)	-	47,460,121
Software licenses	23,167,846	-	(54)	890,596	24,058,388
Authorizations	18,794,239	63,915	-	45,303	18,903,457
Goodwill	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas	207,589	-	-	5,114	212,703
List of customers	253,629	-	-	-	253,629
Other assets	574,245	-	-	9,110	583,355
Intangible assets under development	203,866	1,082,832	(155)	(950,123)	336,420

Total accumulated amortization	(30,688,542)	(1,916,673)	54	-	(32,605,161)
Software licenses	(20,785,708)	(936,731)	54	-	(21,722,385)
Authorizations	(9,377,907)	(894,572)	-	-	(10,272,479)
Infrastructure right-of-use - LT Amazonas	(97,174)	(11,096)	-	-	(108,270)
List of customers	(55,137)	(33,082)	-	-	(88,219)
Other assets	(372,616)	(41,192)	-	-	(413,808)

Total intangible assets, net	15,625,041	(769,926)	(155)	-	14,854,960
Software licenses(c)	2,382,138	(936,731)	-	890,596	2,336,003
Authorizations(f)	9,416,332	(830,657)	-	45,303	8,630,978
Goodwill(d)	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas(e)	110,415	(11,096)	-	5,114	104,433
List of customers	198,492	(33,082)	-		165,410
Other assets	201,629	(41,192)	-	9,110	169,547
Intangible assets under development	203,866	1,082,832	(155)	(950,123)	336,420

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

	Balance in 2022	Additions/ Amortization	Write-offs	Transfers	Capitalized interest	Balance in 2023

Total cost of intangible assets, gross	45,179,692	1,038,989	(776)	-	95,678	46,313,583
Software licenses	21,979,251	-	(193)	1,188,788	-	23,167,846
Authorizations	15,839,784	40,868	-	2,913,587	-	18,794,239
Goodwill	3,112,169	-	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas	201,778	-	-	5,811	-	207,589
List of customers	253,629	-	-	-	-	253,629
Other assets	565,578	-	(583)	9,250	-	574,245
Intangible assets under development	3,227,503	998,121	-	(4,117,436)	95,678	203,866

Total accumulated amortization	(28,763,144)	(1,925,773)	375	-	-	(30,688,542)
Software licenses	(19,922,202)	(978,289)	193	114,590	-	(20,785,708)
Authorizations	(8,403,807)	(816,538)	-	(157,562)	-	(9,377,907)
Infrastructure right-of-use - LT Amazonas	(86,488)	(10,686)	-	-	-	(97,174)
List of customers	-	(55,137)	-	-	-	(55,137)
Other assets	(350,647)	(65,123)	182	42,972	-	(372,616)

Total intangible assets, net	16,416,548	(886,784)	(401)	-	95,678	15,625,041
Software licenses(c)	2,057,049	(978,289)	-	1,303,378	-	2,382,138
Authorizations(f)	7,435,977	(775,670)	-	2,756,025	-	9,416,332
Goodwill(d)	3,112,169	-	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas(e)	115,290	(10,686)	-	5,811	-	110,415
List of customers	253,629	(55,137)	-	-	-	198,492
Other assets	214,931	(65,123)	(401)	52,222	-	201,629
Intangible assets under development	3,227,503	998,121	-	(4,117,436)	95,678	203,866

The intangible assets in development represent the cost of projects in progress related to the intangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

(b) Amortization rates

Annual rate %

Software licenses	20
Authorizations	05−25
Infrastructure right-of-use	≤5
Other assets	≤10
List of Cozani’s customers	13.04
Surplus from Cozani authorizations	5.66

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

(c) Software licenses

Software maintenance costs are recognized as an expense, as incurred. Development costs that are directly attributable to software product design and testing, and are identifiable and exclusive, controlled by the Company, are recognized as intangible assets when the capitalization criteria are met.

Directly attributable costs that are capitalized as part of the software product are related to employee costs directly allocated in its development.

(d) Goodwill registered

The Company holds the following goodwill, based on the expected future profitability as of December 31, 2024 and December 31, 2023:

	2024	2023

Goodwill registered	3,112,169	3,112,169

Acquisition of Cozani	2,636,426	2,636,426
Acquisitions of TIM Fiber SP and TIM Fiber RJ	108,172	108,172
Acquisition of “Intelig” by TIM Participações	210,015	210,015
Acquisition of minority interests in TIM Sul and TIM Nordeste	157,556	157,556

 Goodwill on the acquisition of Cozani

As described in Note 1.2.1, in April 2022 the Company acquired 100% of Cozani, with a total consideration paid of R$ 7,211,585 and identifiable assets, net of liabilities assumed, at a fair value of R$ 4,575,159. Therefore, having a remaining amount of goodwill totaling R$ 2,636,426, which is recorded on December 31, 2024 and December 31, 2023.

The Company describes the accounting practice adopted in business combinations in the Note 2e that initially, goodwill is initially measured as being the excess of consideration transferred in relation to net assets acquired (acquired identifiable assets and assumed liabilities).

After initial recognition, the goodwill is carried at cost less impairment losses (if any). For purposes of impairment testing, goodwill acquired in a business combination is, as of the acquisition date, allocated in the cash generating unit that is expected to benefit from the business combination.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

Goodwill on TIM Fiber SP and TIM Fiber RJ acquisitions – TIM Celular S.A. (merged by Intelig, current TIM S.A.) acquired, at the end of 2011, the companies Eletropaulo Telecomunicações Ltda. (which subsequently had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which subsequently had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). TIM Fiber SP Ltda. and TIM Fiber RJ S.A. were merged into TIM Celular S.A. on August 29, 2012. TIM Celular S.A. recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the purchase price allocation process, in the amount of R$ 1,159,649.

In November 2021, the Company concluded the drop-down of liquid assets related to the residential broadband business linked to the secondary network infrastructure to the wholly-owned subsidiary FiberCo and sold 51% of the equity interest in FiberCo, currently named I- Systems, on behalf of IHS. At this time, due to the transaction closing, TIM S.A. wrote off R$ 1,051,477 of the goodwill recorded in the acquisition of TIM Fiber SP Ltda. and TIM Fiber RJ S.A. Consequently, the goodwill recorded in TIM S.A. was reduced to R$ 108,172, which is the balance recorded on December 31, 2024 and December 31, 2023.

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

Goodwill on TIM Sul and TIM Nordeste non-controlling interest acquisition – TIM Participações S.A. (merged by TIM S.A. in August 2020) acquired in 2005, all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$ 157,556.

Impairment test

As required by IAS 36, the Company annually performs impairment tests of its goodwill.

The methodology and assumptions used by Management for the aforementioned impairment test is summarized below:

The Company’s management understands that the smallest cash generating unit for impairment testing of goodwill in the acquisition of the companies previously described is TIM S.A., the Company’s operating company that in 2023 merged Cozani’s balances, that were acquired in 2022. This methodology is aligned with the Company's strategic direction. It is worth highlighting that the Group’s results are mainly represented by TIM S.A., but since the merger of Cozani occurred on April 1, 2023, these results impacted the consolidated TIM S.A. until March 31, 2023.

On December 31, 2024, the impairment test was performed by comparing the Company’s book value with the Company’s fair value less costs of disposal, as foreseen in IAS 36 and IFRS 13.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

For the calculation of fair value, the level of hierarchy within which the measurement of the fair value of the asset (cash generating unit) is classified was considered. For the Company, as there is only one CGU this was classified in its entirety as Level 1. Disposal costs were considered not to be relevant in the calculation, mostly due to the significant difference between the fair value level 1 and the book value of the cash generating unit.

The fair value of level 1 financial instruments comprises the instruments traded in active markets and based on quoted market prices as of the balance sheet date. The Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”) with code (TIMS3) and have a regular trading volume that allows the measurement (Level 1) as the product between the quoted price for the individual asset or liability and the amount held by the entity.

On December 31, 2024, the fair value of the Company was determined based on the value of the Company’s shares at the balance sheet closing date. Additionally, management performed sensitivity analyses and in none of the scenarios performed an impairment charge would have to be recognized, since the Company’s fair value was higher than the book value of the CGU.

On December 31, 2024, the Company also performed impairment indicators analyses for all tangible, intangible assets with definite-useful lives and investment in associate and concluded that no impairment indicators existed as of year-end.

(e) Infrastructure right-of-use - LT Amazonas

The Company has signed infrastructure rights of use agreements with companies that operate electricity transmission lines in the Northern Region of Brazil. These contracts fall within the scope of IFRS 16, as financial commercial leases.

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

5G License

In the fourth quarter of 2021, the recording related to the acquisition of 5th generation mobile telephony radio frequencies (“5G”) was made, since TIM participated in the 5G Auction and won several lots of the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands. These licenses will be paid over a period of 10 to 20 years, subject to inflation adjustments based on the Selic index rate. In December 2021, the Company signed the Terms of Authorization for these radio frequencies and recognized intangible asset related to the licenses in the amount of R$ 884 million and the obligations related to said licenses (among them, disbursements with costs of the public notice and disbursement obligations with the management entities described below) in the amount of R$ 2,680 million.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

Aiming to fulfill the additional obligations, managing entities were set up, which fulfilled the commitments provided for in the Auction. The companies that won the auction paid the amounts provided for in the public notice so that these entities could fulfill their obligations. Such obligations were set out for the 3.5GHz radio frequency (obligation to clean the band, solve interferences, among others), fulfilled by the Band Administration Entity (“EAF”), and for the 26GHz radio frequency (public school connectivity project), fulfilled by the School Connectivity Administration Entity (“EACE”).

On the signature date of these terms, in December 2021, the 2.3GHz and 26GHz radio frequencies were readily available for use by the Company (operating assets), generating the registration in 2021 in “Authorizations” of the amounts related to the licenses (R$ 614 million) and the obligations related to the 26GHz license, fulfilled through EACE (R$ 550 million). The disbursements with EACE (R$ 633 million) occurred in 5 semi-annual installments between 2022 and 2024 and were monetarily restated by the IGP-DI index. The Company evaluated the application of the concept of adjustment to present value (“AVP”) upon initial recognition (R$ 83 million).

The 3.5GHz radio frequency was not readily available, requiring spectrum cleaning activities to be available for use, and, thus, it was registered in assets in progress (R$ 270 million). Therefore, the obligations carried out by EAF (R$ 2,104 million) were also recorded under assets in progress. The disbursements with the EAF were monetarily restated by the IGP-DI index until the disbursement dates. Such disbursements took place in 2 installments in 2022 (R$ 1,090 million in February and R$ 1,133 million in May) to EAF.

Furthermore, as described above, the Company capitalizes loan costs for qualifying assets that require a substantial period of time to be in a condition for use as intended by Management. This concept includes the 3.5GHz radio frequency. In the second quarter of 2023, the asset was considered available for use by the Company, ceasing such capitalization. Thus, the transfer of goods in progress to the line of authorizations was carried out. The Company recorded R$ 95 million in intangible assets referring to interest calculated based on the Selic rate in 2023, incurred on the 3.5GHz radio frequency and did not capitalize the inflation adjustments of amounts due to EAF in 2023 since there is no further balance to disburse with this entity.

The total effect on the Company’s intangible assets on December 31, 2024 referring to 5G radio frequencies and related obligations was R$ 4,053 million (R$ 4,053 million on December 31, 2023) and there are no more balances of assets in progress relating to 5G licenses since 2023.

17.	Other amounts recoverable

These refer to Fistel credit amounts arising from the decrease of the customer base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used in the decrease of the TFF contribution (operating supervision fee) due to Anatel.

On December 31, 2024, this credit is R$ 38,033 (R$ 80,963 on December 31, 2023).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

18.	Leases

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

Leases in which the Company, as a lessor, transfers substantially all the risks and rewards of ownership to the other party (lessee) are classified as finance leases. These lease values are transferred from the intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to the statement of income as financial revenue over the contractual term.

Asset leases are financial assets or liabilities classified and/or measured at amortized cost.

Assets

	2024	2023
LT Amazonas(i)	174,014	177,569
Sublease “resale stores” – IFRS 16 (ii)	66,373	58,772
	240,387	236,341

Current portion	(33,717)	(29,886)
Non-current portion	206,670	206,455

The table below presents the schedule of cash receipts for the agreement currently in force, representing the estimated receipts (nominal values) in the signed agreements. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

	LT Amazonas	Sublease “resale stores” – IFRS 16	Total
Nominal values	279,107	81,540	360,647
2025	32,581	27,854	60,435
2026	32,249	21,798	54,047
2027	32,249	15,582	47,831
2028	32,249	11,405	43,654
2029	32,249	4,758	37,007
>2030	117,530	143	117,673
Present value	174,014	66,373	240,387

(i) LT Amazonas

As a result of the contract signed with LT Amazonas in 2013, the Company signed network infrastructure sharing agreements with Telefónica Brasil S.A. In these agreements, the company and Telefónica Brasil S.A. share investments made in the Northern Region of Brazil. The company has monthly amounts receivable from Telefónica Brasil S.A. for a period of 20 years, adjusted annually by the IPC-A. The discount rate used to calculate the present value of the installments due is 12.56% per annum, considering the date of signing the agreement.

(ii) Subleases - Stores - IFRS 16

The Company, due to sublease agreements for third parties in some of its stores, recognized the present value of short- and long-term receivables, which are equal in value and term to the cash outflows of the lease liability cash flows of the contracts called “resale stores”. The impact on lease liabilities is reflected in the group “Leases - Shops & Kiosks and Real Estate”.

The amount of the Company’s sublease revenue for the year ended December 31, 2024 is R$ 62,109 (R$ 67,021 in 2023).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

Lease liabilities

	2024	2023

LT Amazonas(i)	324,152	327,820
Sale of towers (leaseback)(ii)	1,606,644	1,679,221
Other (iii)	124,451	147,051
Subtotal	2,055,247	2,154,092

Other leases: (iv)
Leases – Network Infrastructure	5,491,602	5,476,509
Leases - Shops & kiosks & real estate	1,332,983	958,981
Leases - Land (Network)	2,417,834	2,793,441
Leases – Fiber	1,278,180	873,752
Subtotal leases IFRS 16	10,520,599	10,102,683
Total	12,575,846	12,256,775

Current portion	(1,629,698)	(1,808,740)
Non-current portion	10,946,148	10,448,035

The amount of interest paid in the year ended December 31, 2024 related to IFRS 16 was R$ 1,175,350 (R$ 1,122,523 in 2023).

In 2024, the amount of R$ 287 million (R$ 238 million in 2023) was paid, referring to fines applied related to the decommissioning process of sites.

Changes to the lease liabilities are shown in note 37.

The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the signed agreements. These nominal balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

	LT Amazonas	Sale of towers and leaseback	Other	Leases – Network infrastructure	Leases - Shops & kiosks & real estate	Leases - Land (Network)	Leases Fiber	Total
Nominal values	542,937	3,075,652	153,224	9,232,398	2,305,808	4,036,184	1,579,910	20,926,113
2025	74,511	297,546	40,408	1,246,517	295,002	521,220	513,429	2,988,633
2026	61,254	288,333	35,230	1,153,897	274,193	468,539	352,538	2,633,984
2027	61,254	288,333	30,269	1,081,123	250,607	440,574	316,473	2,468,633
2028	61,254	288,333	23,068	1,017,362	218,621	418,571	280,337	2,307,546
2029	61,254	288,333	13,865	896,085	182,918	374,170	117,133	1,933,758
>2030	223,410	1,624,774	10,384	3,837,414	1,084,467	1,813,110	-	8,593,559

Present value	324,152	1,606,644	124,451	5,491,602	1,332,983	2,417,834	1,278,180	12,575,846

i) LT Amazonas

In 2013, the Company executed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted from the date on which the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, adjusted annually at the IPCA.

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

In total, 5,873 towers were transferred, being 54,336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted totaled R$ 2,651,247, of which R$ 1,088,390 was recorded as deferred revenue and will be amortized over the period of the contract (Note 23).

The discount rates used at the date of the transactions, ranging from 11.01% to 17.08% per annum, were determined based on observable market transactions that the Company (the lessee) would have to pay on a similar lease and/or loan.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

(iii) Other leases:

Besides the aforementioned lease agreements, the Company also has tower lease agreements that are part of the lease obligations under the agreement with tower companies.

The present value, principal and interest value on December 31, 2024 for the above contracts was estimated month-to-month, based on the Company’s average incremental borrowing rate of 11.88% (13.63% in 2023).

(iv) It is substantially represented by lease transactions in transmission towers in the scope of IFRS 16.

Low-value or short-term leases

The lease amounts considered low-value or short-term (less than 12 months) were recognized as rental expenses and totaled R$ 30,050 on December 31, 2024 (R$ 32,037 on December 31, 2023).

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

	2024	2023

Suppliers	4,986,912	4,612,112

Domestic currency	4,233,754	4,052,047
Suppliers of materials and services (i)	4,157,887	3,970,040
Interconnection(ii)	44,759	50,519
Roaming (iii)	4667	64
Co-billing (iv)	26,441	31,424

Foreign currency	753,158	560,065
Suppliers of materials and services (i)	267,723	220,061
Roaming (iii)	485,435	340,004

Current portion	4,986,912	4,612,112
(i)	Represents the amount to be paid to suppliers in the acquisition of materials and in the provision of services applied to the tangible and intangible asset or for consumption in the operation, maintenance and administration, in accordance with the terms of the contract between the parties.
(ii)	Refers to as the use of the network of other fixed and mobile operators such cases where calls are initiated on the TIM network and terminated on the other operators.
(iii)	Refers to calls made when the customer is outside their registration area and is considered a visitor on the other network.
(iv)	Refers to calls made by the customer when choosing another long-distance operator.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

The Company signed contracts with financial institutions as an alternative to support its suppliers so that they can anticipate their receivables on an ad hoc basis, at their sole discretion. In these operations, the suppliers transfer the right to receive the securities to a financial institution with no right of recourse, while maintaining the contractual terms. The securities assigned are advanced to suppliers by these financial institutions at a discount rate. Once the operations have been carried out, the Company will have these financial institutions as creditors of the securities assigned for the original contractual amount and term with suppliers, without any associated financial charge or benefit. The balance of accounts payable related to these operations remains classified under suppliers and has already been fully paid by the financial institutions to the suppliers.

On December 31, 2024, the Company has approximately R$ 429 million (R$ 316 million on December 31, 2023) related to these operations.

There were no significant non-cash changes in the carrying amount of suppliers included in these operations.

20.	Authorizations payable

On December 31, 2024 and December 31, 2023, the Company has the following commitments with ANATEL:

	2024	2023

Renewal of authorizations(i)	279,548	257,616
Updated ANATEL liability(ii)	209,538	190,771
Authorizations payable(iii)	990,696	1,076,776
	1,479,782	1,525,163

Current portion	(299,354)	(407,747)
Non-current portion	1,180,428	1,117,416

(i)	To provide the SMP, the Company obtained authorizations of the right to use radio frequency for a fixed term, renewable.[1] In the option for the extension of the right of this use, it is due the payment of the amount of 2% on the net revenue from the application of Service Plans, Basic and Alternative of the region covered by the authorization that ends each biennium. On December 31, 2024, the outstanding balances relating to the renewal of Permits were R$ 279,548 (R$ 257,616 as of December 31, 2023).

[1] The renewal time varies according to the bid notice and extension conditions approved by the Agency.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)
(ii)	On December 5, 2014, the Company signed the authorization term of the 700 MHz band and paid the equivalent of R$ 1,678 million, recording the remaining balance in the amount of R$ 61 million as commercial liability, according to the payment method provided for in the notice.

On June 30, 2015, the Company filed a lawsuit questioning the collection of the excess nominal value of R$ 61 million, restated by the IGP-DI index totaling R$ 210 million on December 31, 2024 (R$ 191 million on December 31, 2023), which is still pending trial.

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

For the amounts related to radio frequencies (R$ 884 million upon initial registration), Selic rate interest is levied, and the Company will make annual payments for a period of 20 years (the four first installments were paid in the amounts of R$ 46 million, R$ 52 million, R$ 58 million and R$ 62 million). Regarding amounts related to disbursement obligations with EAF and EACE entities (R$ 2,737 million upon initial registration, of which R$ 2,654 million, net of adjustment do present value), there was a monetary restatement by the IGP-DI index, and disbursements occurred until 2024. The contributions to EAF were fully made in 2022 (R$ 1,090 million in February and R$ 1,133 million in May). Regarding EACE, five contributions totaling R$ 661 million were completed up to December 31, 2024 (R$ 533 million up to December 31, 2023).

The authorizations payable on December 31, 2024 due in long-term is in accordance with the following schedule:

2024

2026	320,806
2027	65,545
2028	65,545
2029	65,545
2030	65,545
2031	59,688
>2032	537,754
1,180,428

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

The primary authorizations held by TIM S.A. on December 31, 2024, as well as their expiration dates, are shown in the table below:

Expiration date
Terms of authorization	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 and V2 bands (4G)	2500 MHz (P band) (4G)	700 MHz (4G)	2.3GHz (5G)	3.5GHz (5G)	26GHz (5G)
Amapá, Roraima, Pará, Amazonas and Maranhão	Mar 2031	Dec2032	Apr 2038	Oct 2027		Dec2029	-	Dec2041	Dec2031

Rio de Janeiro and Espírito Santo	Mar 2031	ES - Dec 2032	Apr 2038	Oct 2027		Dec2029	Dec2041	Dec2041	Dec2031 (lots I&J) & Dec 2041 (lot H)
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except county of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	Mar 2031	Dec 2032	Apr 2038	Oct 2027		Dec 2029	South - Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
São Paulo	Mar 2031	Previous balance - Dec 2032	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Paraná (except counties of Londrina and Tamarana)	Nov 2028 (800 MHz); Dec 2032 (900 & 1800 MHz)	Dec 2032	Apr 2038	Oct 2027	AR41, Curitiba and Metropolitan Region, July 2031	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Santa Catarina	800 MHz - Nov 2028 1800 MHz - Dec 2032	Dec 2032	Apr 2038	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Municipality and region of Pelotas, in the state of Rio Grande do Sul	800 MHz - Nov 2028 1800 MHz - Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Pernambuco	800 MHz - Nov 2028 1800 MHz - Dec 2032	-	Apr 2038	Oct 2027	Part of AR81, July 2031	Dec 2029	-	Dec 2041	Dec 2031
Ceará	800 MHz - Nov 2028 1800 MHz - Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Paraíba	800 MHz - Nov 2028 1800 MHz - Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Rio Grande do Norte	800 MHz - Nov 2028 1800 MHz - Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Alagoas	Dec 2023	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Piauí	800 MHz - Nov 2028 1800 MHz - Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Minas Gerais (except the counties of Sector 3 of the PGO for 3G radio frequencies, leftovers and 5G)	800 MHz - Nov 2028 1800 MHz - Dec 2032	Dec 2032	Apr 2038	Oct 2027	Part of AR31, Feb 2030	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Bahia and Sergipe	800 MHz - Nov 2028 1800 MHz - Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

21.	Loans and financing

They are classified as financial liabilities measured at the amortized cost, and represented by non-derivative financial liabilities that are usually traded before maturity.

In the initial recognition, they are recorded at the fair value and after the initial recognition they are measured based on the effective interest rate method. Appropriations of financial expenses according to the effective interest rate method are recognized in the statement of income, under the heading “financial expenses”.

Description	Currency	Charges	Maturity	2024	2023
KFW Finnvera³ (ii)	USD	SOFR + 1.17826% p.a.	Dec 2021	32,820	124,411
Scotland (ii)	USD	1.4748% p.a.	-	-	485,498
BNP Paribas (ii)	BRL	7.0907% p.a.	-	-	515,068
Debentures¹ (ii)	BRL	IPCA + 4.0432% p.a.	June 2028	1,956,307	1,859,897
BNDES (i)	BRL	IPCA + 4.2283% p.a.	Nov 2031	385,592	392,340
BNB² (i)	BRL	IPCA + 1.2228%–1.4945% p.a.	Feb 2028	585,129	206,140
BNDES (i)	BRL	TJLP + 1.95% p.a.	Aug 2025	75,653	187,592
Total				3,035,501	3,770,946

Current				(348,353)	(1,267,237)
Non-current				2,687,148	2,503,709

¹	The automatic decrease of up to 0.25 bps is estimated in remunerative interest and will comply with sustainable targets established in the indenture.
²	BNB interest rates already include a 15% discount for payment.
³	The debt with KFW Finnvera had its index amended, changing from Libor to SOFR as from January/2024.

Guarantees

(i)	Receivables from TIM S.A., limited to the amount of the debt;

(ii)	Do not have a guarantee.

Pursuant to the schedule established for the maturities of the Company’s debts, they were settled at their original maturities in the year ended December 31, 2024. Conversely, R$ 387 million (May 2024) and R$ 116 million (July 2024) were brought in under a contract previously signed with BNB, with financial charges below 57% of the CDI rate, reducing the weighted cost of the Company’s financing.

The Company's financing, contracted with BNDES, was obtained for the expansion of the mobile telephone network and has restrictive contractual clauses that provide for the fulfilment of certain financial and non-financial rates calculated every quarter. Financial indices are: (1) Shareholders' equity over total assets; (2) EBITDA over net financial expenses; (3) Total financial debt over EBITDA and (4) Short-term net financial debt to EBITDA. The Debentures issued by TIM S.A. (2nd issue in a Single Series) have a financial ratio covenant calculated semiannually. The index is the Net Financial Debt over EBITDA. The Company complied with all the ratios established.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

The nominal value of the loans and financing is consistent with their respective payment schedule.

Nominal value

2025	348,353
2026	893,111
2027	891,652
2028	740,367
2029	55,548
2030	55,548
2031	50,922
3,035,501

Fair value of loans

In Brazil, there is no consolidated long-term debt market with the characteristics verified in the financing obtained from KFW Finnvera, which has the Finnish development agency Finnvera as guarantor. They are financing for the purchase of equipment and, therefore, have a character of subsidy and promotion of commercial activity between the company and certain suppliers.

With respect to proceeds contracted with The Bank of Nova Scotia, Debentures, BNDES and BNB, the fair value of these loans is considered to be the present value of the long position of the swap contracts that protect the Company from changes in exchange rates and interest. The fair value of operations on December 31, 2024 and December 31, 2023 is detailed in the table below:

	2024	2023
BNP Paribas	-	520,990
The Bank of Nova Scotia	-	478,098
Debentures	1,976,088	1,821,869
BNDES	386,743	381,027
BNB	586,525	193,878

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

22.	Taxes, fees and contributions payable

	2024	2023

Taxes, fees and contributions payable	3,926,854	3,058,718

Value-added tax on sales and services - ICMS	279,776	249,485
ANATEL’s taxes and fees(i)	3,389,167	2,563,784
Imposto sobre Serviço [Service tax] - ISS	72,274	67,765
PIS / COFINS	51,294	49,312
Other (ii)	134,343	128,372

Current portion	(3,888,568)	(3,048,115)
Non-current portion	38,286	10,603

(i)	In 2020, to minimize the impacts of the pandemic, Provisional Act 952, dated April 15, 2020, was enacted, authorizing the postponement of payment of taxes to August 31, 2020, such as TFF, Condecine and CFRP. In the 2020 amounts, the Company made a partial payment to CFRP and Condecine, but due to a preliminary injunction in court, there was no need to pay the Fistel (TFF), which remains outstanding until the final and unappealable decision.

In 2021 to 2024, there was partial payment relating to CRFP and Condecine annually, with TFF payments suspended based on an injunction issued by the Regional Court of the 1st Region.

As of December  31, 2024, the total value of the obligation relating to TFF is R$ 3,377 million, of which R$ 2,650 million in principal and R$ 727 million in interest on arrears (as of December 31, 2023, the total was R$ 2,554 million, of which R$ 2,087 million in principal and R$ 467 million in interest on arrears).

(ii)	The breakdown of this account refers mainly to the withholding income tax (IRRF) on interest on shareholders’ equity (JSCP) approved in December 2024, in the amount of R$ 96,088 (R$ 96,271 in December 2023).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

23.	Deferred revenues

	2024	2023

Deferred revenues	839,867	901,002

Prepaid services(i)	172,824	187,540
Anticipated revenues	35,510	39,138
Deferred revenues on sale of towers(ii)	572,540	626,636
Contract liabilities(iii)	58,993	47,688

Current portion	(280,422)	(279,401)
Non-current portion	559,445	621,601

(i)	Referring to the recharge of voice credits and data not yet used by customers relating to prepaid system services that are appropriate to the result when the actual use of these services by customers.

(ii)	Referring to the amount of revenue to be appropriated by the sale of the towers (note 18).

(iii)	Contracts with customers. The table below includes information on the portion of trade accounts receivable, from which contractual assets and liabilities originate.

Balances at December 31, 2024 and December 31, 2023 are as follows:

	2024	2023

Accounts receivable included in trade accounts receivable	2,752,504	2,344,726
Contractual assets (Note 6)	24,027	19,957
Contractual liability	(58,993)	(47,688)

The contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where the discount may be given on equipment and / or service, generating a contractual asset or liability, respectively, depending on the nature of the offer in question.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

Summary of the main variations in the year:

Contractual assets (liabilities)

Balance on January 1, 2024	(27,731)
Additions	(21,233)
Write-offs	13,998
Balance at December 31, 2024	(34,966)

The balances of contractual assets and liabilities are expected to be realized according to the table below:

	2025	2026
Contractual assets (liabilities)	(23,812)	(11,154)

The Company in line with paragraph 121 of IFRS 15, is not presenting the effects of information on contracts with customers with terms of duration of less than 1 year.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

24.	Provision for legal and administrative proceedings

The Company is an integral part in judicial and administrative proceedings in the civil, labor, social security, tax and regulatory spheres, which arise in the normal course of its business.

The provision is constituted based on the opinions of the Company's legal advisors and management, for amounts considered sufficient and adequate to cover losses and risks considered probable.

Situations where losses are considered probable and possible are recorded and disclosure, respectively, by their updated values, and those in which losses are considered remote are not disclosed.

The provision for judicial and administrative proceedings constituted, updated, is composed as follows:

	2024	2023

Provision for legal and administrative proceedings	1,564,293	1,410,299

Civil(a)	561,199	498,180
Labor(b)	209,098	212,929
Tax(c)	759,584	666,209
Regulatory(d)	34,412	32,981

The changes in the provision for judicial and administrative proceedings are summarized below:

	2023	Additions, net of reversals	Payments	Inflation adjustment	2024

	1,410,299	276,811	(318,796)	195,979	1,564,293

Civil(a)	498,180	109,424	(128,152)	81,747	561,199
Labor(b)	212,929	74,430	(114,624)	36,363	209,098
Tax(c)	666,209	91,507	(74,617)	76,485	759,584
Regulatory(d)	32,981	1,450	(1,403)	1,384	34,412

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

	December 2022	Additions, net of reversals	Payments	Inflation adjustment	December 2023

	1,112,156	323,018	(343,440)	318,568	1,410,299

Civil(a)	392,976	149,419	(206,297)	162,086	498,180
Labor(b)	214,450	77,225	(121,585)	42,839	212,929
Tax(c)	473,390	92,645	(11,671)	111,844	666,209
Regulatory(d)	31,340	3,729	(3,887)	1,799	32,981

	December 2021	Additions, net of reversals	Payments	Inflation adjustment	December 2022

	960,881	247,227	(242,597)	146,645	1,112,156

Civil(a)	309,019	130,164	(133,649)	87,442	392,976
Labor(b)	192,132	79,613	(84,165)	26,870	214,450
Tax(c)	429,951	35,978	(21,192)	28,653	473,390
Regulatory(d)	29,779	1,472	(3,591)	3,680	31,340

The Company is subject to several legal actions and administrative procedures proposed by consumers, suppliers, service providers and consumer protection agencies and treasury agencies, which deal with various matters that arise in the normal course of the entities’ business. The main processes are summarized below:

a.	Civil proceedings

a.1 Consumer lawsuits

The Company is a party in lawsuits related to various claims filed by consumers, in the judicial and administrative spheres. The aforementioned actions totaling R$ 148,429 (R$ 179,815 on December 31, 2023) refer mainly to lawsuits related to alleged improper collection, cancellation of contract, quality of services, unilateral contract amendment and undue negative entry.

a.2 Consumer Protection Agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) questions of quality in service; (iii) alleged violations of the SAC [customer service hotline] decree; (iv) alleged contractual violations; (v) alleged misleading advertising; and (vi) discussion of the collection of loyalty fines, in cases of robbery and theft of the device. The amount provisioned is equivalent to R$ 321,156 (R$ 258,578 on December 31, 2023).

TIM is a defendant in a Public Civil Action filed by the Public Ministry of the Federal District and Territories, in which alleged defects in the quality of service provision for users of the Infinity plan are discussed. The main amount of the conviction subject to the provision is R$ 50 million, of which R$ 167 million is monetarily restated as of December  31, 2024. TIM appealed against the decision to the Court, but the appeals were denied. Afterwards, Tim filed Extraordinary Appeals with the STF, which are still awaiting judgment.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

a.3 Former trading partners

TIM is a defendant in lawsuits proposed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The provisioned amount is R$ 51,519 (R$ 45,770 on December 31, 2023).

a.4 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) share subscription; (ii) claims for civil liability indemnification; (iii) upon the alleged breach of the contract, the provisioned amounts are equivalent to R$ 21,019 (R$ 11,964 on December 31, 2023).

a.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents who discuss aspects related to licensing, among which environmental licensing and infrastructure licensing (installation/operation). The amounts provisioned are equivalent to R$ 1,574 (R$ 2,053 on December 31, 2023).

a.6 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed, among other topics: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; (iii) alleged non-compliance with service quality targets; and (iv) wholesale product reference offering models (ORPAs). The amounts provisioned are equivalent to R$ 17,502 (there is no provisioned amount corresponding to these lawsuits as of December 31, 2023.

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

From the total of 1,569 labor claims on December 31, 2024 (1,833 on December 31, 2023) filed against the Company, the majority relate to claims involving former employees of service providers followed by lawsuits from employees of their own and social security lawsuits. The provisioned amount adjusted for inflation for these claims total R$ 209,098 (R$ 212,929 on December 31, 2023).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

c. Tax proceedings

	2024	2023
Federal taxes	321,404	274,781
State taxes	357,011	307,898
Municipal taxes	10,216	9,711
TIM S.A. proceedings (Purchase price allocation)	70,953	73,819
	759,584	666,209

The total recorded provision is substantially composed of the following processes whose indicated values are estimated by the indices established by the federal government for late taxes, being linked to the variation in the SELIC rate.

Federal taxes

The provision for TIM S.A. supports 84 proceedings and is mainly composed of the following lawsuits:

(i)	The Company constituted a provision for a process aimed to collecting the pension contribution withheld at the rate of 11% to which, allegedly, payments made by the Company to other legal entities should have been submitted as remuneration for various activities. The provisioned amount adjusted for inflation is R$ 47,232 (R$ 44,917 on December 31, 2023).

(ii)	There is a provision for three lawsuits related to FUST/FUNTTEL and its resulting ancillary obligations. Of these, two cases stand out in which the dispute mainly revolves around the spontaneous reporting of the fine for the payment of the FUST. The amount relating to the fine and interest on the contribution to the FUST for the year 2009, where the voluntary reporting benefit is not being recognized, provisioned and adjusted for inflation, is R$ 18,142 (R$ 17,239 on December 31, 2023).

Additionally, in the second quarter of 2019, the Company supplemented the provision for the FUST process, which seeks the unconstitutionality and illegality of the collection of FUST. Lawsuit for the recognition of the right not to collect Fust, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Dedicated Line Industrial Exploitation), as well as the right not to suffer the retroactive collection of the differences determined due to not observing sum 7/2005 of ANATEL, in the amount of R$ 71,450 (R$ 68,084 on December 31, 2023).

(iii)	The Company made a provision for federal compensation processes arising from a repurchase carried out in 2006, for which the documentary support was not robust enough after appraisals carried out. The provisioned and updated value is R$ 65,772 (R$ 60,828 on December 31, 2023).

(iv)	Collection of IRPJ, PIS/COFINS, and CSLL debts resulting from non-approval or partial approval of offsets carried out by the Company. The provisioned and updated value is R$ 21,137 (R$ 20,173 on December 31, 2023).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

State taxes

The provision for TIM S.A. supports 140 lawsuits and is mainly composed of the following matters:

(i)	amounts involved in the assessments claiming the reversal of ICMS debts, as well as documentary support for the verification of appropriated credits by the Company, whose restated provisioned amounts are equivalent to R$ 27,865 (R$ 39,219 on December 31, 2023).

(ii)	amounts allegedly not offered for taxation for the provision of telecommunications services, whose updated amount was R$ 100,133 (R$ 8,460 on December 31, 2023);

(iii)	collections due to alleged differences in both goods receipts and shipments, in a quantitative inventory count, whose restated amounts are equivalent to R$ 50,192 (R$ 47,178 on December 31, 2023);

(iv)	amounts allegedly improperly credited relating to CIAP credits, whose updated amounts are equivalent to R$ 48,751 (R$ 26,280 on December 31, 2023);

(v)	credits related to tax replacement operations, whose restated amounts total R$ 10,461 (R$ 11,260 on December 31, 2023).

(vi)	alleged non-collection or allegedly undue appropriation of credits related to the ICMS rate differential (DIFAL), whose updated amounts total R$ 15,005 (R$ 15,167 on December 31, 2023).

(vii)	charge on subscription fees without deductible, whose updated amounts is R$ 24,316 (R$ 35,176 on December 31, 2023).

(viii)	charge of special credit amounts was recognized, whose updated amounts is R$ 5,288 (R$ 34,820 on December 31, 2023).

Municipal taxes

It is also worth noting the amounts involved in the assessments that questions the withholding and collection of the ISS-source of third-party services without employment relationship, as well as the collection of its own ISS corresponding to services provided in co-billing whose restated amounts correspond to R$ 10,216 (R$ 9,711 on December 31, 2023).

PPA TIM S.A.

There are tax lawsuits arising from the acquisition of former Intelig (current TIM S.A.) due to the former parent company of the TIM Participações group, which comprise the process of allocating the acquisition price of the former Intelig and amount to R$ 70,953 (R$ 73,819 as of December 31, 2023).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

d. Regulatory processes

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP, SCM and STFC regulations, among others.

On December 31, 2024, the amount indicated for the procedures for the determination of non-compliance with obligations (“PADOs”), considering the inflation adjustment, classified with risk of probable loss is R$ 34,412 (R$ 32,981 on December 31, 2023).

e. Judicial and administrative proceedings whose losses are assessed as possible

The Company has actions of a civil, labor, tax and regulatory nature involving risks of loss classified by its legal advisers and the administration as possible, for which there is no provision for legal and administrative proceedings constituted, as the amounts below:

	2024	2023

	24,528,974	21,351,995

Civil (e.1)	1,598,166	1,512,495
Labor and Social Security (e.2)	378,286	400,827
Tax (e.3)	22,239,407	19,236,990
Regulatory (e.4)	313,115	201,683

Legal and administrative proceedings whose losses are assessed as possible and monitored by Management are disclosed at their updated values.

The main lawsuits with risk of loss classified as possible, are described below:

e.1. Civil

	2024	2023
Consumer lawsuits (e.1.1)	165,408	140,934
ANATEL (e.1.2)	364,264	350,187
Consumer protection bodies (e.1.3)	537,630	480,094
Former trading partners (e.1.4)	298,216	260,431
Social and environmental and infrastructure (e.1.5)	84,926	119,669
Other (e.1.6)	147,722	161,180
	1,598,166	1,512,495

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

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

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

e.2. Labor and Social Security

e.2.1. Social Security

The Company is a defendant in proceedings referring to the legal difference regarding the levy of social security contributions discussed in the court, related to 2005-2011, as well as claims that discuss the joint responsibility in the restated total amount of R$ 110,426 (R$ 113,315 on December 31, 2023).

e.2.2. Labor

There are 2,018 Labor claims on December 31, 2024 (3,102 on December 31, 2023) filed against the Company and with possible risk, concerning claims involving former employees and employees of service providers in the amount of updated R$ 267,860 (R$ 287,512 on December 31, 2023). We highlight the existence of labor claims filed by former employees of the Docas economic group (Gazeta Mercantil, JB do Brasil, etc.). These plaintiffs filed lawsuits requesting the inclusion of Holdco (former controlling shareholder of Intelig – currently TIM S.A.) or TIM Participações (merged by TIM S.A.) as joint and several defendants, requesting payment of the court decision by TIM, due to the alleged formation of economic group.

e.3. Tax

	2024	2023

	22,239,407	19,236,989

Federal taxes (e.3.1)	5,084,626	3,139,640
State taxes (e.3.2)	11,106,211	10,438,811
Municipal taxes (e.3.3)	1,876,629	1,712,988
FUST, FUNTTEL and EBC (e.3.4)	4,171,941	3,945,550

The values presented are corrected, in an estimated way, based on the SELIC index. The historical amount involved corresponds to R$ 15,041,050 (R$ 13,095,822 on December 31, 2023).

e.3.1. Federal taxes

The total amount assessed against the Company in relation to federal taxes is R$ 5,084,626 on December 31, 2024 (R$ 3,139,640 on December 31, 2023). Of this value, the following discussions stand out mainly:

(i)	Allegation of alleged incorrect use of tax credits for carrying out a reverse merger, amortization of goodwill paid on the acquisition of cell phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other reflections and disallowances of compensations and deductions paid by estimate, allegedly improper use of the SUDENE benefit due to lack of formalization of the benefit at the Internal Revenue Service (RFB), and failure to pay IRPJ and CSLL due by estimate. The amount involved is R$ 1,836,078 (R$ 1,711,566 on December 31, 2023). The Company was notified of the decision on April 28, 2021 and, as a result, the partial success of R$ 1.4 billion was confirmed.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

(ii)	In the third and fourth quarters of 2024, there was a lawsuit filed related to the use of PIS and COFINS credits arising from the exclusion of ICMS from the respective calculation bases, converting it into any amount due given the offsetting made. The amount involved with possible risk is R$ 1,599,761.

(iii)	Methodology for offsetting tax losses, negative bases and other federal credits. The amount involved is R$ 259,073 (R$ 255,912 on December 31, 2023).

(iv)	Collection of CSLL on currency changes arising from swap transactions accounted for by the cash regime. The amount involved is R$ 81,398 (R$ 77,697 on December 31, 2023).

(v)	Collection of taxes on income of residents abroad, including those remitted by way of international roaming and payment to unidentified beneficiaries, as well as the collection of CIDE on payment of royalties on remittances abroad, including remittances by way of international roaming. The amount involved is R$ 289,098 (R$ 318,365 on December 31, 2023).

(vi)	Collection of IRPJ, PIS/COFINS and CSLL debits arising from non-homologation or partial homologation of compensations made by the company from credits of withholding taxes on interest earning bank deposits and negative balance of IRPJ. The amount involved is R$ 331,962 (R$ 316,675 on December 31, 2023).

(vii)	Disallowance of PIS/COFINS credits on inputs - expenses and costs that, according to the Company’s assessment, were intrinsically related to its operational activity. The amount involved is R$ 310,737 (with no correspondence on December 31, 2023).

The amounts not described above refer to several discussions on related federal taxes, but not limited to, charges unduly linked to Jornal do Brasil Group, difference of interpretation regarding the rules contained in Law 9718/98, goodwill breakdowns and calculation of estimates, taxation on onerous transfer of network media, difference in withholding income tax (IRRF) rate, in addition to other immaterial topics.

e.3.2. State taxes

The total amount charged against TIM S.A. in respect of state taxes on December 31, 2024 is R$ 11,106,211 (R$ 10,438,811 on December 31, 2023). Of this value, the following discussions stand out mainly:

(i)	Non-inclusion in the ICMS calculation basis of unconditional discounts offered to customers, as well as a fine for the alleged failure to comply with a related accessory obligation. The amount involved is R$ 1,422,103 (R$ 1,338,672 on December 31, 2023).

(ii)	Use of tax benefit (program for the promotion of integrated and sustainable economic development of the Federal District - PRÓ-DF) granted by the taxing entity itself, but later declared unconstitutional, as well as alleged improper credit of ICMS arising from the interstate purchase of goods with tax benefit granted in the state of origin. The amount involved is R$ 490,283 (R$ 435,326 on December 31, 2023).

(iii)	Credit reversal, disallowance of extemporaneous credits, and entries related to acquisitions of permanent assets. The amount involved is R$ 830,234 (R$ 782,497 on December 31, 2023).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)
(iv)	Charge on ICMS debit chargebacks resulting from the identification and documentary support of values and information released in customer accounts, as well as on credits granted as prepayment of future surcharges (special credit), exempt and untaxed operations, and other non-taxable credits, as well as collections and disallowance of ICMS credits related to operations subject to the tax substitution regime. On December 31, 2024, the involved amount is R$ 4,511,091 (R$ 4,304,655 on December 31, 2023).

(v)	Use of credit in the acquisition of electricity directly employed in the production process of companies. The amount involved is R$ 77,999 (R$ 134,165 on December 31, 2023).

(vi)	Alleged conflict between the information contained in ancillary obligations and the collection of the tax, as well as specific questioning of fine for non-compliance with ancillary obligations. The amount involved is R$ 1,122,373 (R$ 996,002 on December 31, 2023).

(vii)	Alleged lack of collection of ICMS due to the gloss of chargebacks and moment of taxation related to the prepaid service, improper credit of ICMS in the outputs of goods allegedly benefited with decrease of the calculation basis, as well as an allegation of improper non-inclusion of Value-Added Services (VAS) of the ICMS calculation basis. The amount involved is R$ 1,041,955 (R$ 726,364 on December 31, 2023).

(viii)	Launch of credits related to the return of mobile devices lent on loan. The amount involved is R$ 165,459 (R$ 148,465 on December 31, 2023).

(ix)	Collection of ICMS related to subscription services and their alleged improper non-inclusion in the ICMS calculation base due to their nature. The amount involved is R$ 241,433 (R$ 339,088 on December 31, 2023).

The values not highlighted refer to several discussions on state taxes involving, but not limited to, to the crediting coefficient applied to acquisitions of permanent assets, credits arising from financial and non-telecom items unduly taxed in the “Other OCCs” (Other Credits and Charges) field, other exempt and non-taxed interstate operations, the rate differential (DIFAL), the special regime provided for in Agreement 128/10 and 17/13, the rules for issuing invoices regulated in Agreement 55/05, in addition to other less important topics.

e.3.3. Municipal taxes

The total assessed amount against TIM S.A. regarding municipal taxes with possible risk is R$ 1,876,629 on December 31, 2024 (R$ 1,712,988 on December 31, 2023). Of this value, the following discussions stand out mainly:

(i)	Collection of ISS, as well as the punitive fine for the absence of the supposed tax due, on several revenue accounts of the company. The amount involved is R$ 1,558,393 (R$ 1,431,623 on December 31, 2023).

(ii)	Collection of ISS on importation of services or services performed in other municipalities. The amount involved is R$ 98,781 (R$ 93,172 on December 31, 2023).

(iii)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The amount involved is R$ 170,074 (R$ 143,150 on December 31, 2023).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

e.3.4. Regulatory taxes

The total amount charged against the TIM Group in relation to the contributions to FUST, FUNTTEL, TFI, FISTEL and EBC with a possible risk rating is R$ 4,171,941 (R$ 3,945,550 on December 31, 2023). The main discussion involves the collection of the contribution to FUST and FUNTTEL (Fund for the technological development of Telecommunications) from the issuance by ANATEL of Sum number 07/2005, aiming, among others, and mainly, the collection of the contribution to FUST and FUNTTEL on interconnection revenues earned by mobile telecommunications service providers, from the validity of Law 9998/2000.

e.4. Regulatory

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization; and (iii) non-compliance with the SMP, SCM and STFC regulations, among others.

On December 31, 2024, the value indicated for the PADOs (procedure for determining non-compliance with obligations), considering the inflation adjustment, classified with possible risk was R$ 313,115 (R$ 201,683 on December 31, 2023).

On June 18, 2020, ANATEL's Board of Directors unanimously approved TIM's conduct adjustment term (TAC) 001/2020, which had been negotiated since 2014 with the regulator.

On June 19, 2020, the Board of Directors of the Company approved such a TAC after final deliberation of the regulator and the signing of the term took place on June 25 of the same year. The agreement covers sanctions totaling approximately R$ 639 million (updated at the time), filed as a result of commitments represented in improvement actions related to the macro-topics “Quality”, “Access Expansion”, “Rights and Guarantees of Users” and “Inspection”.

The Term included actions to improve three pillars of action-customer experience, quality and infrastructure - through initiatives associated with improvements in the licensing process of stations, efficient use of numbering resources, evolution of digital service channels, decrease of Complaint Rates, repair of users and strengthening of transport and access networks, among others. In addition, it contemplates the additional commitment to bring mobile broadband, through the 4G network, to 350 municipalities with less than 30 thousand inhabitants thus reaching more than 3.4 million people. The new infrastructure was implemented in less than three years – more than 99% of the municipalities were served in the first two years and with the Company guaranteeing the sharing regime with the other operators. The service for 350 municipalities was certified by Anatel in June 2023.

In June 2024, TIM’s Conduct Adjustment Term (TAC) ended. However, due to the adverse climate event that affected the state of Rio Grande do Sul in the months of April and May 2024, for 19 municipalities located in that state, the service deadline was extended in this particular case until September 30, 2024. The new Amendment to the TAX was already formalized between the parties, and the Company has adopted all the measures aimed at complying with this last deadline agreed with the Agency.

The Company will continue to fully implement internal monitoring mechanisms to meet inspection needs and proof of compliance with obligations and commitments.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

The Company has reported its understanding to Anatel in cases where the Agency indicates signs of non-compliance in the Procedures for Assessing the Non-Compliance with a Schedule Item (PADIC) that may be implemented.

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

25.	Other liabilities and provisions

	2024	2023

Other liabilities and provisions	214,493	365,841

Provision for future asset decommissioning	56,582	130,328
Advance from customers	5,095	25,215
Onerous capacity contract(i)	64,096	122,042
Other provisions for risk	18,233	42,419
Other	70,487	45,837

Current portion	(98,275)	(121,273)
Non-current portion	116,218	244,568

(i)	As part of the Cozani acquisition, a transferred capacity contract was identified in the transaction, where there is a take or pay obligation for a defined term. The amount recorded refers to the portion of capacity that will not be used for the remaining contractual term.

26.	Shareholders' equity

a. Share capital

The share capital is recorded by the amount effectively raised from the shareholders, net of the costs directly linked to the funding process.

The subscribed and paid-up share capital on December 31, 2024, is represented by 2,420,804,398 common shares (2,420,804,398 common shares on December 31, 2023). The shares have no par value.

The Company is authorized to increase its share capital, by resolution of the Board of Directors, regardless of statutory reform, up to the limit of 4,450,000,000 common shares.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

b. Capital reserves

The use of the capital reserve complies with the Brazilian Corporate Law 6404/76, article 200. This reserve is composed as follows:

	2024	2023

	373,020	384,311

Special Reserve of goodwill	353,604	353,604
Long-term incentive plan	19,416	30,707

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

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

c.3 Tax incentive reserve

The Company enjoys tax benefits that provide for restrictions on the distribution of profits. According to the legislation that establishes these tax benefits, the amount of tax that is no longer paid due to exemptions and reductions in the tax burden may not be distributed to members and will constitute a reserve of tax incentive of the legal entity. This reserve can only be used to offset losses or increase share capital. On December 31, 2024, the accumulated amount of this reverse amounts to R$ 2,702,955 (R$ 2,362,239 on December 31, 2023).

The tax benefit corresponds to the reduction of Corporate Income Tax (IRPJ) incident on the profit of the exploitation calculated in the regions where this tax incentive is applicable. The Company operates in areas covered by the Superintendence of Development of the Northeast (SUDENE) and the Amazon (SUDAM), and the tax incentive is granted by the state of the Federation, for a period of 10 years, subject to renewal.

d. Dividends

Dividends are calculated in accordance with the Company’s bylaws and the Brazilian Corporate Law.

According to its latest bylaws, approved on August 31, 2020, the Company must distribute as a mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of Adjusted Net Profit.

As provided in the Company's bylaws, unclaimed dividends within 3 years are reverted to the Company.

On December 31, 2024 and 2023, dividends and interest on shareholders' equity were calculated as follows:

	2024	2023

Net income	3,153,881	2,837,422
(-) Non-distributable tax incentive reserve	(340,716)	(237,828)
(-) Constitution of legal reserve	(140,659)	(129,979)
Adjusted net profit	2,672,506	2,469,615

Minimum dividends calculated on the basis of 25% of adjusted profit	668,127	617,404

Breakdown of dividends payable and interest on shareholders’ equity:
Interest on shareholders’ equity (i)	1,450,000	1,600,000
Total dividends and interest on shareholders’ equity distributed and proposed	1,450,000	1,600,000

Withholding income tax (IRRF) on interest on shareholders’ equity	(213,574)	(233,230)
Total dividends and net interest on shareholders’ equity	1,236,426	1,366,770

Additional dividends (i)	2,050,000	1,310,000

Total dividends (including additional dividends) and interest on shareholders’ equity, net of taxes	3,286,426	2,676,770

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

Interest on Shareholders' Equity paid and/or payable is accounted for against financial expenses which, for the purposes of presenting the financial statements, are reclassified and disclosed as allocation of net profit for the year, in changes in shareholders' equity.

(i)	During the year 2024, the amount of R$ 1,450,000 of interest on shareholders’ equity were distributed and additional amount of R$ 2,050,000 of dividends were proposed, which are subject to approval during the General Meeting on March 27, 2025, totaling R$ 3,500,000.

During the year 2023, the amount of R$ 1,600,000 of interest on shareholders’ equity were distributed and additional amount of R$ 1,310,000 of dividends, which were approved during the Shareholders’ General Meeting on March 28, 2024, totaling R$ 2,910,000.

The amounts allocated until December 31, 2024 and December 31, 2023 are as follows:

Approval	Payment	Dividend

04/19/2023	05/09/2023	230,000
06/12/2023	07/12/2023	290,000
09/18/2023	10/23/2023	425,000
12/06/2023	01/23/2024	655,000
	04/22/2024
02/06/2024 (i)	07/23/2024	1,310,000
	10/22/2024

Total 2023		2,910,000

03/19/2024	04/22/2024	200,000
06/14/2024	07/23/2024	300,000
09/17/2024	10/23/2024	300,000
12/17/2024	01/23/2025	650,000
02/10/2025 (ii)	Apr/July/Oct/2025	2,050,000
Total 2024		3,500,000

(i)	The 2023 base dividends were approved at the General Meeting on March 28, 2024.

(ii)	The 2024 base dividend is subject to final approval at the General Meeting on March 27, 2025.

In 2024, the Company disbursed, through dividends and/or interest on shareholders’ equity, R$ 1,841,695 (R$ 1,470,470 in 2023 and R$ 807,799 in 2022) to controlling shareholders and R$ 878,400 (R$ 704,459 in 2023 and R$391,402 in 2022) to non-controlling shareholders. The total dividends paid per share, expressed in reais, on December 31, 2024 is R$ 1.12 (R$ 0.90 on December 31, 2023 and R$0.50 in 2022).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

On December 31, 2024, the balance of the heading “dividends and interest on shareholders' equity payable” totaling R$ 671,525 (R$ 647,872 on December 31, 2023) is composed of the outstanding amounts of previous years totaling R$ 117,613 (R$ 89,143 on December 31, 2023), in addition to the amount of R$ 650,000 (R$ 553,912, net of taxes) in interest on shareholders' equity that was declared in December 2024 and that was paid in January 2025.

As set forth in the Law 6404/76 and the Bylaws of the Company, unclaimed dividends and interest on shareholders' equity declared and unclaimed by shareholders within 3 years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve to expand businesses. The dividends prescribed totaling R$ 16,436 were recorded on December 31, 2024 (R$ 7,734 on December 31, 2023).

For the statement of cash flows, interest on shareholders' equity and dividends paid to its shareholders are classified as “financing activities”.

27.	Long-term incentive plan

2021-2023 Plan and 2024-2026 Plan

On March 30, 2021 and March 28, 2024, they were approved by the General Meeting of shareholders of TIM S.A. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), long-term incentive plans: “2021-2023 Plan” and “2024-2026 Plan” respectively, granted to senior directors and to those who occupy the position of key positions in the Company.

The 2021−2023 and 2024−2026 Plans provide for the granting of shares (performance shares and/or restricted shares). They propose to grant participants shares issued by the Company, subject to the participant’s permanence in the Company (achievement of specific goals). The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant.

For the 2021-2023 and 2024-2026 plan, the term of validity has the same periodicity of 3 years related to its vesting. These Plans, in addition to considering the transfer of shares, also provides for the possibility of making payment to participants of the equivalent amount in cash.

The total amount of the expense was calculated considering the value of the shares and is recognized in the results over the vesting period.

Stock Program Table (Performance Shares and Restricted Shares)

Identification of grant	Shares granted (principal)	Maturity date	Grant Price	Stock balance (principal) at the beginning of the year (Dec 2023)	Shares (principal) granted during the year	Shares transferred during the year				Paid in cash during the year				Shares canceled (principal) during the year	Stock balance (principal) at the end of the period (Dec 2024)
						Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares transferred	Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares paid in cash
2024−2026 Plan 2024 Grant(s)	1,226,859	July 2027	R$ 18.34	-	1,226,859	-	-	-	-	-	-	-	-	(84,518)	1,142,341
2021-2023 Plan 2023 Grant(s)	1,560,993	July 2026	R$ 12.60	1,535,604	-	(306,450)	(273,140)	(31,351)	(610,941)	-	-	-	-	(131,422)	1,097,732
2021-2023 Plan 2022 Grant(s)	1,227,712	Apr 2025	R$ 13.23	771,302	-	(289,529)	(389,848)	(58,176)	(737,553)	(7,055)	(10,463)	(1,500)	(19,018)	(48,123)	426,595
2021-2023 Plan 2021 Grant(s)	3,431,610	May 2024	R$ 12.95	821,942	-	(782,079)	(344,768)	(123,101)	(1,249,948)	(31,177)	(15,312)	(5,080)	(51,569)	(8,686)	-
Total	7,447,174			3,128,848	1,226,859	(1,378,058)	(1,007,756)	(212,628)	(2,598,442)	(38,232)	(25,775)	(6,580)	(70,587)	(272,749)	2,666,668
Weighted average price of the balance of grants			R$ 15.16

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

Stock Program Table (Performance Shares and Restricted Shares)

Identification of grant	Shares granted (principal)	Maturity date	Grant Price	Stock balance (principal) at the beginning of the year (Dec 2022)	Shares (principal) granted during the year	Shares transferred during the year				Paid in cash				Canceled shares (principal)	Share balance (principal)
						Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares transferred	Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares paid in cash	during the year	at the end of the year (Dec 2023)
2021-2023 Plan 2023 Grant(s)	1,560,993	July 2026	12.60	-	1,560,993	-	-	-	-	-	-	-	-	(25,389)	1,535,604
2021-2023 Plan 2022 Grant(s)	1,227,712	Apr 2025	13.23	1,183,147	-	(264,305)	(110,928)	(17,227)	(392,460)	-	-	-	-	(147,540)	771,302
2021-2023 Plan 2021 Grant(s)	3,431,610	May 2024	12.95	2,024,153	220,743	(957,545)	(160,259)	(89,699)	(1,207,503)	(89,403)	(12,268)	(8,159)	(109,830)	(376,006)	821,942
2018-2020 Plan 2020 Grant(s)	796,054	Apr 2023	14.40	260,840	-	(230,188)	(25,174)	(29,560)	(284,922)	(30,471)	(3,330)	(3,913)	(37,714)	(181)	-
2018-2020 Plan 2019 Grant(s)	930,662	July 2022	11.28	-	-	-	-	-	-	-	-	-	-	-	-
2018-2020 Plan 2018 Grant(s)	849,932	Apr 2021	14.41	-	-	-	-	-	-	-	-	-	-	-	-
Total	8,796,963			3,468,140	1,781,736	(1,452,038)	(296,361)	(136,486)	(1,884,885)	(119,874)	(15,598)	(12,072)	(147,544)	(549,116)	3,128,848
Weighted average price of the balance of grants			12.85

The base price of the share of each share was calculated using the weighted averages of TIM S.A.’s share price. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), considering the following periods:

•	2021-2023 Plan - 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2021–03/31/2021.

•	2021–2023 Plan – 2nd Grant - traded volume and trading price of TIM S.A. shares in the period 03/01/2022–03/31/2022.

•	2021-2023 Plan - 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2023–03/31/2023.

•	2024-2026 Plan - 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2024–03/31/2024.

On December 31, 2024, expenses pegged to these long-term benefit plans totaled R$ 50,466 (R$ 32,424, on December 31, 2023). In 2024, the company made cash payments to participants of R$ 28,112.

Termination of the Share Buyback Program and Approval of a New Program

On June 12, 2023, the Board of Directors of the Company approved a Share Buyback Program. On July 30, 2024, the Board of Directors became aware of the termination of this program and approved a new share buyback program of its own issuance. The new program started as of the date of the Board of Directors’ resolution, considering that acquisitions shall be made on the Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão), at market prices, observing the applicable legal and regulatory limits.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

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

Interconnection traffic and roaming revenue are recorded separately, without offsetting the amounts owed to other telecom operators and that area recorded as operating costs.

The minutes not used by customers and/or reload credits in the possession of trading partners regarding the prepaid service system are recorded as deferred revenue and allocated to the statement of income when these services are used by customers.

Service revenues also include revenue from new partnership agreements (financial, education and advertising), and the amount of revenue recognized in the year ended December 31, 2024 is R$ 218,690 (R$ 162,122 in 2023 and R$153,348 in 2022).

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

Revenues from sales of goods

Revenues from sales of goods (telephones, mini-modems, tablets and other equipment) are recognized when the performance obligations associated with the contract are transferred to the buyer. Revenues from sales of devices to trading partners are accounted for at the time of their physical delivery to the partner, net of discounts, and not at the time of sale to the end-customer, since the Company has no control over the good sold.

 Contract identification

The Company monitors commercial contracts in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the application of the accounting rule IFRS 15 – Revenue from Contracts with Customers.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

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

Cost to obtain contract

All incremental costs related to obtaining a contract (sales commissions and other costs of acquisition from third parties) are recorded as prepaid expenses and (as described in Note 10) are amortized over the average useful life of the customer. Similarly, certain contract compliance costs are also deferred to the extent that they relate to performance obligations under the customer agreement, i.e. when the customer obtains control over the asset.

	2024	2023	2022

Revenue	25,447,930	23,833,893	21,530,801

Gross revenue	36,731,708	33,530,346	29,713,383

Service revenue	35,041,192	31,972,936	28,394,971
Service revenue - Mobile	33,070,752	30,020,711	26,498,745
Service revenue - Landline	1,970,440	1,952,225	1,896,226

Goods sold	1,690,516	1,557,410	1,318,412

Deductions from gross revenue	(11,283,778)	(9,696,453)	(8,182,582)
Taxes levied	(4,014,344)	(3,657,281)	(4,471,342)
Discounts granted	(7,253,635)	(6,030,865)	(3,702,129)
Returns and other	(15,799)	(8,307)	(9,111)

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

According to the Brazilian Corporation Law paragraph 187, companies are required to disclose in the consolidated financial statements the gross amount of revenues.

29.	Operating costs and expenses

	2024				2023
	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total

	(11,893,115)	(5,908,816)	(1,798,005)	(19,599,936)	(11,496,437)	(5,742,642)	(1,759,433)	(18,998,512)

Personnel	(48,016)	(925,033)	(513,229)	(1,486,278)	(57,740)	(862,899)	(459,230)	(1,379,869)
Third party services	(731,883)	(2,037,447)	(801,521)	(3,570,851)	(683,809)	(2,211,627)	(824,634)	(3,720,070)
Interconnection and means of connection	(3,091,741)	-	-	(3,091,741)	(2,804,984)	-	-	(2,804,984)
Depreciation and amortization	(6,232,502)	(391,699)	(401,834)	(7,026,035)	(6,369,438)	(343,724)	(403,867)	(7,117,029)
Taxes, fees and contributions	(131,924)	(932,489)	(28,078)	(1,092,491)	(36,503)	(876,709)	(26,863)	(940,075)
Rentals and reinsurance	(507,427)	(178,771)	(30,682)	(716,880)	(507,164)	(146,632)	(16,496)	(670,292)
Cost of goods sold	(1,104,460)		-	(1,104,460)	(1,033,891)	-	-	(1,033,891)
Publicity and advertising		(700,637)	-	(700,637)	-	(599,253)	-	(599,253)
Expected credit losses of trade accounts		(693,122)	-	(693,122)	-	(639,692)	-	(639,692)
Other	(45,162)	(49,618)	(22,661)	(117,441)	(2,908)	(62,106)	(28,343)	(93,357)

	2022
	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total

	(10,655,981)	(5,596,211)	(1,808,735)	(18,060,927)

Personnel	(50,271)	(786,725)	(441,503)	(1,278,499)
Third party services	(634,498)	(2,248,966)	(828,007)	(3,711,471)
Interconnection and means of connection	(2,511,779)	-	-	(2,511,779)
Depreciation and amortization	(6,074,238)	(292,644)	(460,292)	(6,827,174)
Taxes, fees and contributions	(36,972)	(907,895)	(22,856)	(967,723)
Rentals and reinsurance	(471,998)	(133,150)	(18,032)	(623,180)
Cost of goods sold	(870,978)	-	-	(870,978)
Publicity and advertising	-	(565,272)	-	(565,272)
Expected credit losses of trade accounts	-	(626,218)	-	(626,218)
Other	(5,247)	(35,341)	(38,045)	(78,633)

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

The Company makes contributions to public or private pension insurance plans on a mandatory, contractual or voluntary basis while the employee is on the staff of the Company in the amount of R$ 26,176 in 2024 (R$ 17,650 in 2023 and R$17,106 in 2022). Such plans do not bring any additional obligations to the Company. If the employee ceases to be part of the company's staff in the period necessary to have the right to withdraw contributions made by sponsors, the amounts to which the employee is no longer entitled and which may represent a decrease in the company's future contributions to active employees, or a cash refund of these amounts, are released as assets.

30.	Other income (expense), net

	2024	2023	2022
Income
Income from grants	-	860	10,324
Fines on telecommunication services	102,096	77,814	72,903
Income from disposal of assets (i)	18,034	318,960	23,747
Other income (ii)	89,343	65,703	62,256
	209,473	463,337	169,230
Expenses
FUST/FUNTTEL (iii)	(162,487)	(158,021)	(151,485)
Taxes, fees and contributions	(18,110)	(1,400)	(1,526)
Provision for legal and administrative proceedings, net of reversal	(241,248)	(296,108)	(219,241)
Expenses on disposal of assets	(21,235)	(13,875)	(23,443)
Other expenses	(25,174)	(22,712)	(21,906)
	(468,254)	(492,116)	(417,601)

Other income (expenses), net	(258,781)	(28,779)	(248,371)

(i)	In 2023, it mainly represents the gain recorded in the acquisition of Cozani due to the end of the dispute over the price adjustment (see Note 1.2).

(ii)	Mainly represents deferred revenue on the towers sold (according to Note 18), of which R$ 54,095 in 2024 (R$ 54,095 in 2023 and R$ 54,095 in 2022)

(iii)	Representing the expenses incurred with contributions on the various telecommunications revenues due to ANATEL, according to current legislation.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

31.	Financial income

	2024	2023	2022

Financial income	861,759	1,239,753	1,318,948
Interest on interest earning on investments	417,366	479,968	546,763
Interest received from customers	39,914	29,467	27,916
Swap interest (iii)	244,865	483,785	299,096
Interest on lease	28,428	28,041	28,101
Inflation adjustment(i)	108,823	175,686	213,949
Other derivatives(ii)	19,587	39,173	187,097
Other income	2,776	3,633	16,026
(i)	Mostly comprised by the monetary restatement on tax credits and judicial deposits.

(ii)	This is the difference between the market value and the cost of the share subscription options related to the operational partnership with C6, that started in 2020, to which the Company was entitled in the period due to the achievement of targets. In 2024, the Company obtained the subscription right related to the 11th contract target, generating an effect of R$ 19,587 (R$ 39,173 in 2023, related to 9th and 10th contract targets and R$ 117,520 in 2022, related to 5th, 6th and 7th contract targets). The market value was calculated based on information available in the last investment transaction carried out by the partner and disclosed in the market. The disclosures of this derivative financial instrument are detailed in Note 37, which was measured at fair value, and will subsequently be measured in the Company’s statement of income, considering the risks related to arbitration disclosed in Note 28.

(iii)	Represents gains obtained from swap instruments obtained to hedge the Company from changes in interest rates on debts.

32.	Financial expenses

	2024	2023	2023

Financial expenses	(2,817,346)	(2,765,961)	(2,762,963)
Interest and inflation adjustment on loans and financing	(254,728)	(215,357)	(71,979)
Interest on taxes and rates	(271,936)	(252,527)	(187,778)
Swap interest	(380,972)	(578,900)	(644,280)
Interest on lease liabilities, net of cancellations	(1,432,764)	(1,062,251)	(1,333,007)
Inflation adjustment(i)	(214,853)	(346,719)	(206,018)
Discounts granted	(44,864)	(56,356)	(48,774)
Other expenses (ii)	(217,229)	(253,851)	(271,127)

(i)	Mostly comprised by the monetary restatement of legal and administrative proceedings, in the amount of R$ 195,978, see Note 24 (R$ 318,568 in 2023 and 146,645 in 2022); and

(ii)	Mostly related to: (a) interest on concessions in the amount of R$ 111,757 (R$ 111,986 in 2023 and R$ 87,673 in 2022); and (b) financial expenses related to guarantee insurance, surety and charges in the amount of R$ 95,521 (R$ 103,448 in 2023 and R$103,442 in 2022).

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

33.	Foreign exchange variations, net

	2024	2023	2022
Income
Loans and financing(i)	-	125,981	47,552
Suppliers	21,370	33,680	34,586
Swap(ii)	106,453	10,698	28,006
Other(iii)	177,367	23,676	30,923
	305,190	194,035	141,067
Expenses
Loans and financing(i)	(57,124)	(10,698)	(27,984)
Suppliers	(85,447)	(19,336)	(21,109)
Swap(ii)	(49,310)	(125,981)	(47,460)
Other	(41,946)	(45,077)	(39,507)
	(233,827)	(201,092)	(136,060)

Foreign exchange variations, net	71,363	(7,057)	5,007

(i)	It mainly refers to foreign exchange variation on loans and financing in foreign currency.

(ii)	Refers to derivative financial instruments to mitigate risks of foreign exchange variations related to foreign currency debts (Note 37).
(iii)	It mainly refers to the foreign exchange variation of accounts receivable.

34.	Earnings per share

(a)       Basic

Basic earnings per share are calculated by dividing profit attributable to Company’s shareholders by the weighted average number of shares issued during the year, excluding treasury shares.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

	2024	2023	2022

Income attributable to the shareholders of the company	3,153,881	2,837,422	1,670,755

Weighted average number of shares issued (thousands)	2,419,831	2,420,710	2,419,961

Basic earnings per share (in R$)	1.30	1.17	0.69

(b)       Diluted

Diluted earnings per share are calculated by adjusting the weighted average amount of shares outstanding, excluding treasury shares, to assume the conversion of all potential dilutive shares.

	2024	2023	2022

Income attributable to the shareholders of the company	3,153,881	2,837,422	1,670,755

Weighted average number of shares issued (thousands)	2,420,199	2,420,758	2,420,245

Diluted earnings per share (in R$)	1.30	1.17	0.69

The calculation of diluted earnings per share considered 368 thousand (47 thousand in 2023 and 284 thousand in 2022) shares related to the long-term, as mentioned in Note 27.

35.	Balances and transactions with related parties

The balances of transactions with Telecom Italia Group companies, subsidiaries and associated companies are as follows:

	Assets
	2024	2023

Telecom Italia Sparkle(i)	10,188	3,004
Gruppo Havas(vi)	12,831	6,544
TI Sparkle(iii)	28	187
TIM Brasil (vii)	23,260	22,803
Telecom Italia S.p.A. (ii)	24,962	3,298
I-Systems (ix)	45,907	7,502
Other	97	96
Total	117,273	43,434

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

	Liabilities
	2024	2023

Telecom Italia S.p.A. (ii)	154,729	127,902
Telecom Italia Sparkle(i)	11,599	4,797
TI Sparkle(iii)	11,290	8,087
TIM Brasil (iv)	10,858	10,858
Vivendi Group(v)	1,152	2,683
Gruppo Havas(vi)	104,757	68,407
I-Systems(viii)	58,613	60,367
Italtel(x)	-	8,507
TIM Brasil (xi)	367,943	370,774
Other	3,865	4,229
Total	724,806	666,611

	Revenue
	2024	2023	2022

Telecom Italia S.p.A. (ii)	11,352	4,366	2,874
Telecom Italia Sparkle(i)	5,939	3,980	3,887
TI Sparkle(iii)	339	911	1,968
I Systems(ix)	3,196	27,315	36,090
Cozani(x)	-	-
Total	20,826	36,572	44,819

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

	Cost / Expense
	2024	2023	2022

Telecom Italia S.p.A. (ii)	151,677	130,994	108,792
Telecom Italia Sparkle(i)	6,667	13,520	12,409
TI Sparkle(iii)	11,290	17,762	18,095
Vivendi Group(v)	5,853	8,390	4,319
Gruppo Havas(vi)	608,060	531,350	382,275
I-Systems(viii)	452,931	429,771	365,875
Other	26,994	18,445	16,983
Total	1,263,472	1,150,232	908,748

(i)	Amounts related to international roaming, Value-Added Services – VAS, transfer of means and international voice-wholesale.

(ii)	The amounts related to international roaming, technical assistance and value-added services – VAS and licensing for the use of a registered trademark, granting TIM. S.A. the right to use the “TIM” brand upon payment of royalties in the amount of 0.5% of the Company’s revenue, with payment made on a quarterly basis.

(iii)	Values related to link rental, EILD rental, media rental (submarine cable) and signaling service.

(iv)	Mainly related to judicial deposits made on account of labor claims and transfers of employees.

(v)	Amounts related to Value Added Services-VAS.

(vi)	Amounts related to advertising services, of which R$ 562,994 (R$ 487,839 in 2023 and 345,597 in 2022) are related to media transfers.

(vii)	Refers to judicial deposits made on account of labor claims.

(viii)	The amounts relate to fiber infrastructure capacity services.

(ix)	The amounts in 2024 refer mainly to prepaid expenses, which represent the costs of installing the neutral network deferred for the effectiveness of the contract.

(x)	The amounts refer to the development of the software used in the billing of telecommunication services. On July 5, 2024, the related party Italtel S.p.A. was sold, together with all its subsidiaries.

(xi)	The amounts refer to the balance of interest on shareholders’ equity and dividends payable to the parent company.

The Company has social investment actions that include donations, projects developed by the Tim Institute and sponsorships. In 2024, the Company invested R$ 9,074 (R$ 8,156 in 2023 and R$ 5,787 in 2022).

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

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

36.	Management remuneration

The key management personnel includes: statutory directors and the Board of Directors. The payment of key management personnel for the provision of their services is presented below:

	2024	2023	2022

Short-term benefits	26,292	24,530	35,717
Share-based payments remuneration	20,603	9,542	33,926
	46,895	34,072	69,643

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

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

On December 31, 2024 and December 31, 2023, the Company's loans and financings indexed to the variation of foreign currencies are fully protected, both in terms and in value, by swap contracts. Gains or losses on these swap contracts are recorded in the company's earnings.

(ii) Interest rate risks

Interest rate risks refer to:

The possibility of variations in the fair value of the loans obtained by the company indexed to TJLP, IPCA, fixed rate and/or TLP, when such rates pose a risk to the company’s perspective of not corresponding proportionally to the rates relating to Interbank Certificates of Deposit (CDI). The Company opted to hedge the exposure linked to the IPCA arising from the issuance of debentures, financing to BNDES (FINAME) and BNB, all of them until maturity.

The possibility of an unfavorable movement in interest rates would cause an increase in the financial expenses of the Company, as a result of the share of the debt and the passive positions that the Company has in swap contracts linked to floating interest rates (percentage of the CDI). However, on December 31, 2024 and December 31, 2023, the Company maintains its financial resources applied to Interbank Certificates of Deposit (CDI), which substantially reduces this risk.

(iii) Credit risk inherent in the provision of services

The risk is related to the possibility of the Company computing losses derived from the inability of the subscribers to honor the payments of the invoiced amounts. To minimize this risk, the company preventively performs credit analysis of all orders imputed by the sales areas and monitors the accounts receivable of subscribers, blocking the ability to use services, among other actions, if customers do not pay their debts. There are no customers who have contributed more than 10% of accounts receivable on December 31, 2024 and December 31, 2023 or revenues from services rendered during the years ended December 31, 2024, 2023 and 2022.

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The group's policy for the sale of telephone devices and the distribution of prepaid telephone cards is directly related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of the portfolio of accounts receivable, the monitoring of loan conditions, the positions and limits of orders established for traders, the formation of collateral are procedures adopted by the company to minimize possible collection problems with its trading partners. There are no customers who contributed more than 10% of revenues from sale of goods during the years ended December 31, 2024, 2023 and 2022. There are no customers who contributed more than 10% of the accounts receivable from the sale of goods on December 31, 2024 and December 31, 2023.

(v)       Liquidity risk

Liquidity risk arises from the need for cash before the obligations assumed. The Company structures the maturities of its non-derivative financial instruments and their respective derivative financial instruments so as not to affect liquidity. See Notes 18 and 21.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

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

Fair value of derivative financial instruments:

The derivative financial instruments are presented below:

	2024		2023
	Assets	Liabilities	Assets	Liabilities

Operations with derivatives	379,888	224,275	304,959	239,714
Other derivatives(i)	522,822	-	502,453	-
	902,710	224,275	807,412	239,714

Current portion	(379,888)	(224,275)	(299,539)	(239,714)
Non-current portion	522,822	-	507,873	-

 (ii) Other derivatives are instruments of share subscription options represent the option of the Company to subscribe 4.62% of the shares of C6 capital on December 31, 2024 (4.44% on December 31, 2023), where the Group/Company paid a share subscription premium in the amount of R$ 26.3 million until December 31, 2024 (R$ 25.5 million until December 31, 2023). As required by IFRS 9, the financial instrument must be valued at its fair value that on December 31, 2024 corresponds to R$ 523 million (R$ 502 million as of December 31, 2023).

The impact of the mark-to-market is calculated by the difference in the fair value of the option less the amount paid for the share subscription premium. This financial instrument was measured at fair value and subsequently revaluated and possible changes recorded in the Company’s financial income (loss) for the year, considering the arbitration risks disclosed in Note 41.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

Non-derivative financial liabilities are substantially composed of accounts payable with suppliers, dividends payable and other obligations, the maturity of which will occur in the next 12 months, except for loans and financing and leases, the nominal flows of payments of which are disclosed in Notes 21 and 18.

Financial instruments measured at fair value:

	2024
	Level 1	Level 2	TOTAL

Total assets	2,662,076	1,240,985	3,903,061

Financial assets at fair value through profit or loss	2,662,076	1,240,985	3,903,061

Derivative financial instruments		379,888	379,888
Other derivatives	-	522,822	522,822
Marketable securities	2,449,682	-	2,449,682
Other financial assets	212,394	338,275	550,669

Total liabilities	-	224,275	224,275

Financial liabilities at fair value through profit or loss	-	224,275	224,275

Derivative financial instruments	-	224,275	224,275

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

	2023
	Level 1	Level 2	TOTAL

Total assets	2,025,202	970,370	2,995,572

Financial assets at fair value through profit or loss	2,025,202	970,370	2,995,572

Derivative financial instruments	-	304,959	304,959
Other derivatives	-	502,453	502,453
Marketable securities	1,971,439	-	1,971,439
Other financial assets	53,763	162,958	216,721

Total liabilities	-	239,714	239,714

Financial liabilities at fair value through profit or loss	-	239,714	239,714

Derivative financial instruments	-	239,714	239,714

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

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

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

On December 31, 2024, there are no margins or guarantees applied to transactions with derivative financial instruments of the Company.

Based on mandatory market developments, we changed the index of our debt with KFW/Finnvera from Libor to SOFR.

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

The operations with derivative financial instruments contracted by the company and in force on December 31, 2024 and December 31, 2023 are shown in the following table:

December 31, 2024

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total Debt	Total swap (Long position)¹		Long position	Short position
USD	SOFR X DI	KFW/Finnvera	Bank of America	33,031	33,031	100%	SOFR + 1.17826% p.a.	92.59% CDI
BRL	IPCA x DI	BNB	XP and ITAU	585,129	586,525	100%	IPCA + 1.22−1.49% p.a.	55.19−69.50% CDI
BRL	IPCA x DI	DEBENTURE	ITAU	1,972,245	1,976,088	100%	IPCA + 4.0432% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	385,592	386,743	100%	IPCA + 4.23% p.a.	96.95% CDI

¹	In certain swap contracts, long position includes the cost of income tax (15%) and few debt contracts linked to IPCA were remeasured due to the deflation. After related taxes, coverage remains at 100%.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

December 31, 2023

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total Debt	Total swap (Long position)¹		Long position	Short position
USD	LIBOR X DI	KFW/Finnvera	JP Morgan and Bank of America	125,854	125,854	100%	LIBOR 6M + 0.75% p.a.	79.00−92.59% CDI
BRL	IPCA x DI	BNB	XP and ITAU	206,140	207,987	100%	IPCA + 1.22−1.49% p.a.	67.73–69.50% CDI
USD	PRE x DI	The Bank of Nova Scotia	Scotiabank	485,498	485,740	100%	1.73% p.a.	CDI + 1.05% CDI
BRL	PRE x DI	BNP Paribas	BNP Paribas	515,068	517,727	100%	8.34% p.a.	CDI + 1.07%
BRL	IPCA x DI	DEBENTURE	ITAU	1,880,389	1,882,880	100%	IPCA + 4.17% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	392,340	393,389	100%	IPCA + 4.23% p.a.	96.95% CDI

¹	In certain swap contracts, long position includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

Position showing the sensitivity analysis – effect of variations in the fair value of the swaps

For the purpose of identifying possible distortions arising from operations with derivative financial instruments currently in force, a sensitivity analysis was performed considering the variables CDI, US dollar (USD), SOFR and IPCA, individually, in three distinct scenarios (probable, possible and remote), and their respective impacts on the results obtained.

Our assumptions basically observed the individual effect of the CDI, USD, SOFR and IPCA variation used in the transactions as the case may be, and for each scenario the following percentages and quotes were used:

Sensitivity scenario (i)		Fair value in USD, EUR, BRL and IPCA (ii)	A) ∆ Accumulated variation in debt	Fair value of the long position of the swap (+)	Fair value of the short position of the swap (-)	Swap result	B) ∆ Accumulated variation in swap	C) Final result (B-A)

	Dez./24	2,741,766	-	2,741,766	(2,585,797)	155,969	-	-

CDI	probable	2,741,766	-	2,741,766	(2,585,797)	155,969	-	-
	possible	2,741,766	-	2,741,766	(2,577,919)	163,847	7,878	7,878
	remote	2,741,766	-	2,741,766	(2,570,966)	170,800	14,832	14,832
USD	probable	2,741,766	-	2,741,766	(2,585,797)	155,969	-	-
	possible	2,750,014	8,248	2,750,014	(2,585,797)	164,217	8,248	-
	remote	2,758,263	16,496	2,758,263	(2,585,797)	172,466	16,496	-
SOFR	probable	2,741,766	-	2,741,766	(2,585,797)	155,969	-	-
	possible	2,742,079	313	2,742,079	(2,585,797)	156,282	313	-
	remote	2,742,392	626	2,742,392	(2,585,797)	156,595	626	-
IPCA	probable	2,741,766	-	2,741,766	(2,585,797)	155,969	-	-
	possible	2,637,067	(104,699)	2,637,067	(2,585,797)	51,270	(104,699)	-
	remote	2,538,933	(202,834)	2,538,933	(2,585,797)	(46,864)	(202,834)	-

(i)	Scenarios sensitized with the following increases in rates: probable scenario without increase; possible scenario with 25% increase; and remote scenario with 50% increase.

(ii)	KFW Finnvera, BNB, Debenture and BNDES.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

Risk variable	Sensitivity scenario (i)	CDI	USD	SOFR	IPCA

CDI	Probable	12.15%	6.1923	5.09%	4.83%
	Possible	15.19%	6.1923	5.09%	4.83%
	Remote	18.23%	6.1923	5.09%	4.83%
USD	Probable	12.15%	6.1923	5.09%	4.83%
	Possible	12.15%	7.7404	5.09%	4.83%
	Remote	12.15%	9.2885	5.09%	4.83%
SOFR	Probable	12.15%	6.1923	5.09%	4.83%
	Possible	12.15%	6.1923	6.36%	4.83%
	Remote	12.15%	6.1923	7.63%	4.83%
IPCA	Probable	12.15%	6.1923	5.09%	4.83%
	Possible	12.15%	6.1923	5.09%	6.04%
	Remote	12.15%	6.1923	5.09%	7.25%

(i)	Scenarios sensitized with the following increases in rates: probable scenario without increase; possible scenario with 25% increase; and remote scenario with 50% increase.

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

The sensitivity analyses for derivative financial instruments in force on December 31, 2024 were carried out considering, basically, the assumptions related to changes in market interest rates and the change in the US dollar used in swap contracts. The use of these assumptions in the analysis is due exclusively to the characteristics of derivative financial instruments, which have exposure only to changes in interest and exchange rates.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

Chart of gains and losses with derivatives during the year

	2024	2023	2022
Net income (loss) from derivative operations	(78,964)	(210,397)	(364,638)
Income (loss) from operations with other derivatives	19,587	39,173	160,414

Capital management

The Group's objectives in managing its capital are to safeguard its business continuity capacity to offer return to shareholders and benefits to the other stakeholders besides maintaining a capital structure to reduce this cost. To maintain or adjust the group's capital structure, management may review the dividend payment policy, return capital to shareholders, or issue new shares or sell assets to reduce, for example, the level of debt. The financial leverage ratios on December 31, 2024 and December 31, 2023 can be summarized as follows:

	2024	2023

Total loans and derivatives (Notes 21 and 37)	2,357,066	3,203,248
Leases - Liabilities (Note 18)	12,575,846	12,256,775
Leases - Assets (Note 18)	(240,387)	(236,341)
Less: Cash and cash equivalents (Note 4)	(3,258,743)	(3,077,931)
FIC (Note 5)	(2,434,441)	(1,958,490)
Net debt	8,999,341	10,187,261
Other derivatives (Note 37)	522,822	502,453
Financing of 5G License	990,775	952,600
Adjusted net debt	10,512,938	11,642,314
EBITDA (i) (last 12 months)	12,532,722	11,834,327
Financial leverage index	0.84	0.98

Reconciliation of net income to EBITDA:

Net income	3,153,881	2,837,422
Finance income (cost), net	1,884,224	1,533,265
Income tax and social contribution	468,582	346,611
Depreciation and amortization	7,026,035	7,117,029
EBITDA (i)	12,532,722	11,834,327

(i)	EBITDA: Earnings before interest, tax, depreciation and amortization (it is not an accounting metric)

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

Changes in financial liabilities

Changes in liabilities arising from financing activities such as loans and financing, lease liabilities lease and financial instruments are presented below:

	Loans and financing	Lease liability (i)	Derivative financial instruments (assets) liabilities

December 31, 2023	3,770,946	12,256,775	(567,698)
Additions	503,351	2,639,801	(20,370)
Cancellations	-	(493,143)	-
Financial charges	261,094	1,471,288	136,107
Net foreign exchange variations	57,125	-	(57,143)
Payments of principal	(1,413,497)	(1,838,667)	(13,255)
Payment of interest	(143,518)	(1,460,208)	(156,075)
December 31, 2024	3,035,501	12,575,846	(678,434)

	Loans and financing	Lease liability (i)	Derivative financial instruments (assets) liabilities

December 31, 2022	4,969,825	12,831,865	(508,251)
Additions	-	2,365,659	122,218
Cancellations	-	(1,072,708)	-
Financial charges	319,861	1,365,024	95,115
Net foreign exchange variations	(115,283)	-	115,282
Payments of principal	(1,197,950)	(1,812,508)	(13,987)
Payment of interest	(205,507)	(1,420,557)	(378,075)

December 31, 2023	3,770,946	12,256,775	(567,698)

(i)	Lease liability payments include payments of fines in the amount of R$ 287 million (R$ 238 million in 2023).

	Loans and financing	Lease liabilities	Derivative financial instruments (assets) liabilities

December 31, 2021	3,845,465	9,063,539	(447,132)
Additions	1,568,343	2,472,827	(166,779)
Cozani acquisition – opening balance 04/30/2022	-	2,929,448	-
Cancellations	-	(93,491)	-
Financial charges	298,718	1,329,839	345,184
Net foreign exchange variations	(19,567)	-	19,454
Payments of principal	(565,303)	(1,566,344)	(281,698)
Payment of interest	(157,831)	(1,303,953)	22,720

December 31, 2022	4,969,825	12,831,865	(508,251)

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

38.	Pension plan and other post-employment benefits

	2024	2023

PAMEC/asset policy and medical plan	3,461	5,019

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

The actuarial position of liabilities and assets related to retirement and health care plans, on December 31, 2024, in accordance with the rules provided for by IAS 19 is presented below.

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

a) Effects on the base date of December 31:

	Plans						Total
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan	2024	2023

Reconciliation of assets and liabilities	(i)	(i)	(i)

Present value of the actuarial obligations	32,363	8,704	96	1,080	10,549	2,381	55,173	62,926
Fair value of the plan assets	(54,193)	(16,406)	(255)	-	(10,804)	-	(81,658)	(80,343)
Excess present value of obligations over fair value of assets	(21,830)	(7,702)	(159)	1,080	(255)	2,381	(26,485)	(17,417)
Amount recognized in other comprehensive income	12,699	5,365	40		255		18,359	11,876
Net actuarial liabilities/(assets)	(9,131)	(2,337)	(119)	1,080	-	2,381	(8,126)	(5,541)

(i)	No asset was recognized by the sponsors, due to the impossibility of reimbursing this surplus, and the fact that the sponsor’s contributions will not be reduced in the future.

b) Changes in net actuarial liabilities (assets)

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Actuarial liabilities (assets) on 12/31/2023	(8,636)	(1,779)	(145)	1,007	896	3,116
Expense (revenue) recognized in income (loss)	(683)	(167)	(12)	91	85	414
Sponsor’s contributions	2,850	-	21	(78)	0	(32)
Recognized actuarial (gains) or losses	(2,662)	(391)	17	60	(981)	(1,117)
Unrecognized actuarial (gains) or losses	-	-	-	-	-	-
Net actuarial liabilities (assets) on 12/31/2024	(9,131)	(2,337)	(119)	1,080	-	2,381

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

c) Reconciliation of present value of obligations

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Value of obligations on 12/31/2023	37,738	9,131	109	1007	11,825	3,116
Current service cost	-	-	-	-	-	120
Interest on actuarial liability	3,382	809	10	91	1,089	294
Benefits paid in the year	(3,138)	(931)	(9)	(78)	(646)	(32)
Contributions paid by participants	-	-	-	-	-	-
(Gains)/losses in obligations	(5,619)	(305)	(14)	60	(1,719)	(1,117)

Value of obligations on 12/31/2024	32,363	8,704	96	1,080	10,549	2,381

d) Reconciliation of fair value of assets

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Fair value of assets on 12/31/2023	54,544	14,583	287	-	10,929	-
Benefits paid in the year	(3,138)	(931)	(9)	(78)	(646)	-
Effective return on assets for the year	4,832	1,319	25	-	1,004	-
Company’s contributions / (returns)	(2,850)	-	(21)	78	-	-
Actuarial gain (loss) on plan assets	805	1435	(27)	-	(483)	-
Fair value of assets on 12/31/2024	54,193	16,406	255	-	10,804	-

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

e) Expenses planned for 2025

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Current service cost (with interest)	-	-	-	-	-	112
Interest on actuarial obligations	3,282	895	10	112	1,090	254
Expected return on assets	(5,467)	(1,735)	(27)	-	(1,117)	-
Interest on the effect of the (asset)/liability limit	1,361	585	4	-	27	-

Total unrecognized net expense (revenue)	(824)	(255)	(13)	112	-	366

Actuarial assumptions adopted in the calculations

The main actuarial assumptions adopted in the calculation were as follows:

Nominal discount rate for the actuarial obligation:	PBS South: 10.75% / 7.00%; PBS Nordeste: 10.67% / 6.93%; CA: 10.72% / 6.98%; PBS-A: 10.91% / 7.16%; AES: 10.67% / 6.93%; PAMEC: 10.83% / 7.08%; FIBER: 10.66% / 6.92%
Salary growth rate - nominal:	PBS Nordeste: 3.50% / 0.00% PBS Sul, CA, PBS-A, AES, PAMEC and FIBER: Not applicable
Biometric general mortality table:	PBS, CA, PAMEC and FIBER: AT-2000 segregated per sex, decreased by 10%; PBS-A: AT-2000, segregated by gender; AES: Male AT-2000, attenuated by 10%
Biometric table of new disability benefit vested:	PBS and FIBER: Álvaro Vindas; CA, PBS-A, AES and PAMEC: Not applicable
Expected turnover rate:	PBS: Null; CA, PBS-A, AES and PAMEC: Not applicable; FIBER: 0.15/(length of service + 1), being null as of 50 years old
Probability of retirement:	PBS and FIBER: 100% at 1st eligibility; CA, PBS-A, AES and PAMEC: Not applicable
Estimated long-term inflation rate	3.50% p.a.
Determination method	Projected Unit Credit Method

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

39.	Insurance

The Company maintains a policy of monitoring the risks inherent in its operations. As a result, on December 31, 2024, the Company had insurance contracts in force to cover operational risks, civil liability, cyber risks, health, among others. The management of the Company understands that the policies represent sufficient amounts to cover any losses. The main assets, liabilities or interests covered by insurance and their maximum indemnity limits are as follows:

Modalities	Maximum indemnity limits
Operational risks	R$ 629,071
General Civil Liability - RCG	R$ 80,000
Cyber risks	R$ 90,000
Automobile (executives and operational fleet)	R$ 1,000 for optional civil liability (Single guarantee of property damage and bodily harm) and R$ 100 for moral damages.

40.	Supplementary information to the consolidated statements of cash flows

	2024	2023	2022

Transactions not involving cash
Additions to property, plant and equipment and intangible assets	(2,576,470)	(2,150,713)	(2,303,608)
Increase in lease liabilities	2,639,802	2,044,366	2,303,608
C6 Bank bonus warrant	-	162,958	-
Dividends approved but not paid	650,000	655,000	455,000
Subscription bonds	175,317	-	-

TIM S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2024 (In thousands of reais, unless otherwise indicated)

41.	Subsequent events

Reverse Split and Split Operation

On February 24, 2025, the Company’s Board of Directors approved a reverse split and subsequent split of its common shares, at a ratio of 100:1 followed by 1:100, without affecting the Company's capital stock, number of shares or ADRs.

The proposal, to be submitted to the AEGM, considers that the Operation: (i) will be applied to all shareholders of the Company, (ii) will not result in a change in the value of the Company's capital stock or in the total number of shares, (iii) will not modify the rights conferred by the shares issued by the Company to their holders, and (iv) will not imply a change in the number of shares that make up each ADR, the total number of ADRs in circulation remained unchanged.

The reverse split and subsequent split was approved in the shareholders meeting held on March 27, 2025.

Termination of the Share Buyback Program and Approval of a New Program

On February 12, 2025, the Company’s Board of Directors approved the share buyback program of up to 67,210,173 of the Company’s common shares, corresponding to approximately 2.78% of the Company’s total common shares. The common shares acquired under the share buyback program will be held in treasury and subsequently canceled, without reducing the capital stock. In addition, approximately five million shares acquired under the share buyback program will be allocated to support the stock-based compensation of the Long-Term Incentive Plan.

End of disputes with C6

As disclosed in the material fact of TIM S.A on February 11, 2025, TIM S.A and Banco C6 S.A (“C6” or “Bank”) entered into an agreement (“Agreement”) aimed at ending all disputes related to the partnership between the Companies (“Partnership”) and, consequently, terminating the four arbitration proceedings currently in progress.

The Agreement, signed on February 11, 2025, provides for the termination of the Partnership, in addition to the transfer of all shares held by TIM to C6, as well as all outstanding subscription bonuses, in the amount of R$ 520 million (pre-tax). The transfer of shares was subject to approval by the Cayman Islands Monetary Authority (CIMA). Other details are protected by confidentiality clauses.

The Company was informed in March 18, 2025, that the Cayman Islands Monetary Authority (CIMA) approved the transfer of all shares and outstanding subscription warrants issued by Carbon Holding Financeira S.A. (a company that indirectly holds a stake in Banco C6 held by TIM to an entity of the C6 Group, as provided for in the agreement signed between the Company and C6 on March 20, 2025. Consequently, the Partnership between the Companies was terminated on this date, as well as all related disputes, with the extinction of the four ongoing arbitration proceedings.

Distribution of interest on shareholders’ equity

On February 10, 2025, the Company’s Board of Directors approved the distribution of R$ 200,000 of interest on shareholders’ equity. The payment is expected to take place on April 22, 2025.

On March 24, 2025, our Board of Directors approved the payment of R$490 million as interest on equity, with payment to be made no later than April 30, 2026.

On March 27, 2025, the Company’s Board of Directors approved the distribution of R$ 2,050,000 in dividends. The payment is expected to take place in April, July, and October 2025.

Capital contribution - 5G Fund

On January 16, 2025, the Company contributed approximately R$ 84.7 million to the 5G Fund, reinforcing its commitment to boosting the development of solutions based on 5G technology.

