Form 20-F
period 2025-12-31
TIM S.A.
filed 2026-03-30
CIK 1826168

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its charter)

TIM, Inc.
(Translation of Registrant’s name into English)

federative republic of brazil

João Cabral de Melo Neto Avenue, 850 – South Tower – 12th floor
22775-057, Rio de Janeiro, RJ, Brazil

(Jurisdiction of incorporation or organization)
(Address of principal executive offices)

Vicente de Moraes Ferreira
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

Title of Class	Number of Shares Outstanding
Common Shares, without par value	2,392,125,889

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

Presentation of Financial and Other Information

In this annual report, TIM S.A. (formerly known as Intelig Telecomunicações Ltda., or “Intelig”), a publicly-held company (sociedade anônima) organized under the laws of the Federative Republic of Brazil, is referred to as “TIM” or the “Company.” References to “we,” “us” and “our” are to TIM together with, where the context so requires and as explained more fully below, Cozani RJ Infraestrutura e Rede de Telecomunicações S.A. (“SPE Cozani” or “Cozani”) which was merged into the Company on April 1, 2023, TIM Participações S.A. (“TIM Participações”), our prior parent holding company, which was merged into the Company in September 2020, TIM Celular S.A. (“TIM Celular”), which was merged into the Company in October 2018, TIM Sul S.A. (“TIM Sul”) and TIM Nordeste Telecomunicações S.A. (“TIM Nordeste”), both of which merged into the Company in May 2005. Collectively, these transactions are referred to herein as the (“Reorganization”).

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

Presentation of Financial Information

We maintain our books and records in reais. The financial statements included in this annual report were prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) (“financial statements”). As a complement to the IFRS principles, the Company also applies accounting practices established under Brazilian corporate law and rules issued by the Securities and Exchange Commission of Brazil (Comissão de Valores Mobiliários) (“CVM”), for the Brazilian Stock Market Exchange and ANATEL to comply with the regulatory requirements.

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

Solely for the convenience of the reader, we have translated some amounts included elsewhere in this annual report from reais into U.S. dollars using the commercial selling exchange rate as reported by the Central Bank of Brazil (Banco Central do Brasil) (“Central Bank”), on December 31, 2025, of R$5.5024 to U.S.$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date. See “Item 5. Brazilian Political and Economic Overview—A. Operating Results—Brazilian Political and Economic Overview” for information regarding exchange rates for the Brazilian currency.

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

Special Note Regarding Non-GAAP Financial Measures

This annual report presents certain non-GAAP financial measures, which are not recognized under IFRS, specifically Net Debt, Adjusted Net Debt, EBITDA and Adjusted EBITDA. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP or IFRS measure. Non-GAAP financial measures do not have standardized meanings and may not be directly comparable to similarly titled measures adopted by other companies. These non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, financial position, liquidity and to make strategic decisions regarding the allocation of capital. We also believe that the disclosure of our non-GAAP financial measures provides useful supplemental information to investors and financial analysts and other interested parties in their review of our operating performance, in particular, we believe that using Adjusted EBITDA as a non-GAAP measure is useful to management, investors and other users of our financial information in evaluating operating profitability on a more variable cost basis as it excludes the depreciation and amortization expenses related primarily to capital expenditures and non-recurring income/expenses.

Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings, financial position, cash flows or profit (loss) in making an investment decision.

We use Net Debt, Adjusted Net Debt, EBITDA and Adjusted EBITDA, collectively, to evaluate our ongoing operations and for internal financial planning and forecasting purposes. We believe that non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance and facilitate period-to-period comparisons of results of operations.

Net Debt

We calculate Net Debt as total loans and derivatives plus lease liabilities minus lease assets, cash and cash equivalents and FIC (Investment Fund). For a reconciliation of Net Debt to the most directly comparable IFRS measure, see “Item 5. Operating and Financial Review and Prospects—Reconciliation of Non-GAAP Financial Measures—Reconciliation of Net Debt and Adjusted Net Debt.”

Adjusted Net Debt

We calculate Adjusted Net Debt as Net Debt plus certain derivatives entered into for share subscription options and the financing entered into for the acquisition of 5G licenses. For a reconciliation of Adjusted Net Debt to the most directly comparable IFRS measure, see “-Reconciliation of Non-GAAP Financial Measures-Reconciliation of Net Debt and Adjusted Net Debt.”

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

iii

•	general economic, political, social and business conditions in Brazil and abroad, including the impact of the current international economic environment and the macroeconomic conditions in Brazil such as (i) developments and the perception of risks in connection with the administration of President Luiz Inácio Lula da Silva and the policies his government may adopt or change during his term in office, including the uncertainty relating to the implementation of the tax and broader economic reforms and continued political tensions amid a polarized electorate, particularly as the 2026 Brazilian general elections approach, (ii) developments and the perception of risks in connection with the administration of President Donald Trump in the United States and the policies his government may adopt or change during his term in office, particularly in the foreign policy landscape, including potential changes in fiscal policies and tariffs (such as the recent tariffs imposed on certain Brazilian products), financial regulation, trade relations, foreign policy and sanctions regime, which may impact global market conditions, cross-border capital flows and the regulatory environment as well as strain relations between the United States and Brazil, any of which may negatively affect growth prospects in the Brazilian economy as a whole;
•	the adverse effect of geopolitical instability globally, war and other armed conflicts, including the ongoing conflicts between Russia and Ukraine, in the Middle East, particularly, more recently, the military conflict involving Iran, the U.S. and Israel, and Venezuela following the January 2026 ouster of Nicolas Maduro;
•	Brazilian telecommunications industry conditions, size and trends;
•	characteristics of competing networks’ products and services;
•	estimated demand forecasts;
•	actual or threatened health epidemics, pandemics, outbreaks, or other public health crisis, could have an adverse impact on our business;
•	the size of our subscriber base, particularly any increase in our postpaid subscribers;
•	development of additional sources of revenue;
•	strategy for marketing and operational expansion;
•	achieving and maintaining customer satisfaction;
•	development of higher profit margin activities, attaining higher margins, and controlling customer acquisition and other costs; and
•	capital expenditures forecasts, funding needs and financing resources.

Because forward-looking statements are subject to risks and uncertainties, our actual results and performance could differ significantly from those anticipated in such statements and the anticipated events or circumstances might not occur. The risks and uncertainties include, but are not limited to:

•	our ability to successfully implement our business strategy;

iv

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

Our business strategy is focused on strengthening cash-flow generation to support growth opportunities and shareholder returns and is built on three core business pillars: (i) Mobile focused on customers by developing our three pillars: a. network, b. service and c. offer; (ii) B2B, expanding selectively by leveraging connectivity, with IoT as an entry point to higher-value digital solutions and services; and (iii) Broadband, pursuing profitable growth with a more efficient and flexible go‑to‑market approach. These pillars are supported by transversal enablers, including Efficiency, with strict discipline in cost control and capital allocation; Artificial Intelligence, applied across operations to enhance customer experience, productivity and data-driven decision-making; and ESG, integrated into business decisions and governance to support long-term value creation.

This strategic focus requires sustained execution capabilities, continuous investment decisions and effective coordination across multiple areas, and may be adversely affected by market dynamics, competitive pressures, technological change and operational constraints.

The execution of our strategy depends on our ability to sustain the performance of our mobile business, expand B2B solutions beyond traditional connectivity and grow fixed broadband operations under evolving commercial and infrastructure models. Achieving these objectives requires, among other factors, the effective monetization of our customer base, the successful development and commercialization of new products and services, and the ability to adapt go-to-market approaches while maintaining financial discipline. Any inability to execute these initiatives as planned, or to respond effectively to changes in customer demand, competitive behavior or regulatory conditions, could adversely affect our revenues, margins and cash-flow generation.

In addition, our strategy is increasingly dependent on the continued evolution of network infrastructure, digital capabilities and organizational processes. While the deployment of advanced technologies such as 5G has progressed beyond initial rollout stages, the ongoing increase in data traffic, the introduction of new network functionalities and the expansion of digital, data-driven and artificial intelligence-based initiatives require continued investments, operational readiness and market acceptance. At the same time, the integration of efficiency targets, artificial intelligence initiatives and ESG considerations into business decisions adds further complexity to execution and governance. Failure to effectively manage these technological, operational and organizational challenges could limit the expected benefits of our strategy and adversely affect our operating performance and long-term value creation. Additional risks related to specific aspects of our strategic execution are discussed in further detail below.

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

As a result of health epidemics, pandemics and disease outbreaks, our business could be adversely affected in multiple ways and for extended or unpredictable periods, including due to negative impacts on the global economy, market declines and increased market volatility, which could also impair our ability to refinance indebtedness or access capital on favorable terms.

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

We face competition throughout Brazil from many providers in the personal communications service (“PCS”), market. We compete with providers of mobile telecommunication, VoIP services, and landline telecommunications services – including by bundling voice and data to customers in a single offer. Due to this increasing competition, we may incur higher advertising and commercial costs as we attempt to maintain or expand our market share. Other than us, the following main competitors also hold authorizations to provide PCS with national coverage: Claro S.A., under the brand name “Claro”, and Telefônica Brasil S.A., under the brand name “Vivo.” Moreover, all PCS providers with national coverage offer third generation, or 3G, fourth generation, or 4G, and fifth generation, or 5G mobile telecommunications network technology. Following our acquisition of certain mobile assets of Oi Móvel, and the acquisition of Oi Móvel’s remaining mobile assets by Vivo and Claro, we believe that the likelihood of further consolidations in the Brazilian mobile telecommunications market among the main competitors is remote. However, although unlikely, one of the three largest operators may acquire other telecom companies. If further consolidations driven by our main competitors were to occur, those consolidations may favor their strategic advantage with increased market power and access to greater financial resources, thereby weakening our market position. In addition to competition from the main market participants (Vivo and Claro) and established regional players (Algar Telecom and Sercomtel), there are new entrants to the Brazilian mobile market, such as Brisanet, Unifique and Ligga (which launched 5G services in the second half of 2023) and new Mobile Virtual Network Operators (“MVNO”), such as Nubank (which launched telecommunication services in late 2024 that are gradually being made available to the their customer base), which may leverage strengths and customer relationships from other markets to increase competition in the PCS market. The movement of new entrants is recent, and the trend of new entrants may continue in the coming years.

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

Additionally, we expect that the 3.5 GHz spectrum rights acquired by regional providers may provide them with an opportunity to become mobile network operators.

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

In the fixed broadband market, consolidation movements were particularly concentrated in the early years of this decade (2020–2024), driven primarily by transactions between larger operators and smaller regional internet service providers, as well as spin-off transactions aimed at separating integrated operations into customer-focused companies and network-infrastructure-focused companies. In 2025, however, this scenario shifted, with the volume of M&A activity declining and revealing lower underlying organic growth in the sector. This shift has highlighted a more selective and competitive market environment. Looking ahead, potential developments may include a resumption of strategic corporate actions and M&A activity, including transactions in which large national operators could acquire local internet service providers. Such transactions, which have been identified as a potential avenue for further market consolidation, may accelerate the transition to fiber-based networks (FTTH) and generate operational and infrastructure efficiencies for consolidated players. These dynamics could intensify competition in our market and adversely affect our competitive position, growth opportunities and operating performance. We may also consider engaging in M&A activities in response to changes in the competitive environment, as we did through our participation in the acquisition of Oi Móvel’s assets, which could divert management attention and resources away from other aspects of our business.

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

The Brazilian wireless telecommunications market is experiencing significant technological changes, as evidenced by the following, among other factors:

•	ongoing improvements in the capacity and quality of digital technology available in Brazil;
•	shorter time periods between the introduction of new telecommunication technologies and subsequent upgrades or replacements;
•	the development of user interface (UI), and user experience (“UX”), technology, and also the development of applications that will be responsible for collecting information regarding UX associated with network and device information, and will be used as one of the inputs for the network planning, optimization, and troubleshooting activities;
•	the development of cloud solutions to provide platform as a service (“PaaS”), software as a service (“SaaS”), or infrastructure as a service (“IaaS”), in order to drive down costs;
•	the deployment of Voice over NR (VoNR), which increases the quality of voice calls and allows companies to traffic voice as data through their 5G networks;
•	the deployment of the Radio Access Network (“RAN”) sharing agreements among TIM and other companies (see “Item 4. Information on the Company—B. Business Overview—Site-Sharing and Other Agreements”);

•	the acquisition of the 100 MHz frequency nationally in the 3.5 GHz band, in addition to 40 MHz blocks in the 2.3 GHz band in the South and Southeast regions of Brazil (excluding São Paulo), and the implementation of the coverage obligations associated to these frequencies (see “Item 4. Information on the Company— History and Development of the Company—Historical Background—5G Auction in 2021”);
•	the deployment of 5G SA, which requires unprecedented levels of automation across an end-to-end network to fulfill the needs of new services and applications. The 5G SA network needs to be flexible, programmable, and distributable in nature, so that it can provide the necessary flexibility to reduce time-to-market and provide the greatest performance and efficiency gains. As a result of the development of 5G SA, products and services supplied by different providers can be more greatly differentiated as between competitors, as 5G SA better enables the provision of custom services;
•	the widespread implementation of Embedded Subscriber Identity Module (“eSIM”) technology, which is a small microchip built into phones as an alternative to the conventional physical SIM card, and which will enable our customers to switch faster to other providers, thereby increasing competition;
•	an increase in market competition in respect of residential fixed ultra-broadband, requiring operators (including former fixed internet providers which had provided services using copper and coaxial technologies) to accelerate investments in fiber capillarity deployments. This factor becomes more significant when considering the country’s continental dimensions, new market opportunities and the need to provide comparable service in capacity and quality to locations far from large centers, thus boosting investments in IP backbone and datacenters. In addition, competitive pressures in the residential fixed ultra-broadband market may further intensify due to the expansion of alternative access technologies, including fixed wireless access (“FWA”) and satellite broadband. Recent developments in 5G-based FWA have enabled operators to more rapidly offer fixed broadband services in areas without fiber coverage, supported by the nationwide authorization of 5G standalone services and accelerated network deployment across numerous municipalities in Brazil, although adoption constraints, such as equipment costs and data-cap limitations, remain. At the same time, low-Earth-orbit (“LEO”) satellite systems are scaling rapidly, with regulatory approvals permitting large-scale satellite constellations to operate in Brazil and expand coverage to underserved and remote regions, thereby providing competitive alternatives to terrestrial networks. These technological developments could broaden consumer choice, alter competitive dynamics and adversely affect our ability to maintain market share, justify investments in fiber capillarity and sustain our operating performance.;
•	the expansion of the Internet of Things (“IoT”) technology in all of its forms and applications, requiring the creation of new platforms enabling its operation in new areas of the value chain. We are strengthening the IoT ecosystem with new partnerships, using connectivity as an enabler to increase productivity and expand the monetization of our customer base. As of December 31, 2025, we had 5,167 cities enabled for Narrowband Internet of Thing (“NB-IoT”), a long-range and low-power technology recommended for the application of the IoT on a larger scale; and
•	the acceleration in the use of artificial intelligence (“AI”), and machine learning, to use resources more efficiently, reduce spending and increase agility.

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

Our operations and reputation could be materially negatively affected by cyber-security threats or our failure to comply with data protection laws, mainly Law No. 13,709/2018 (the Brazilian General Data Protection Law, or “LGPD”), which came into effect on September 18, 2020. However, the administrative sanctions provisions of LGPD only became enforceable as of August 1, 2021, pursuant to Law No. 14,010/2020. Any proceeding or action and related damages could be harmful to our reputation, force us to incur significant expenses, divert the attention of our management, increase our costs of doing business or result in the imposition of financial penalties.

In addition, on August 26, 2020, the Brazilian federal executive branch issued Decree No. 10,474/2020, which approved the regulatory framework and governance structure of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados, or the “ANPD”), the authority responsible for regulating and supervising the application of the LGPD, as well as for imposing sanctions in the event of noncompliance with applicable legal rules and obligations. Decree No. 10,474/2020 entered into force on November 6, 2020. The ANPD is currently fully operational and has been actively regulating and enforcing the LGPD.

On September 15, 2025, Provisional Measure No. 1,317 reclassified the ANPD as a federal regulatory agency, broadened its prerogatives, instituted the Data Protection Regulation and Oversight Career (Carreira de Regulação e Fiscalização de Proteção de Dados), and reorganized certain positions within the federal executive branch, among other measures. Accordingly, the ANPD is responsible for developing guidelines for the National Policy on the Protection of Personal Data and Privacy, as well as for monitoring compliance with the LGPD and investigating and applying sanctions in the event of data protection violations, including pursuant to Resolution CD/ANPD No. 1, dated October 28, 2021.

In addition, the ANPD may issue regulations and procedures relating to the protection of personal data and privacy and is responsible for assessing the impact of personal data processing activities in scenarios that may be deemed to present a high risk to personal data protection principles. As a result of the ANPD’s regulations and enforcement actions, we may be required to modify our business practices and implement additional measures to adapt our personal data processing activities, which could adversely affect our business, financial condition or results of operations. We cannot assure you that our LGPD compliance efforts will be deemed appropriate or sufficient by regulatory authorities or by courts.

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

Within the systems we operate on a daily basis, we have gradually increased the use of tools that utilize or benefit from AI in some capacity. Due to the early stage of adoption, alongside many potential opportunities and positive contributions, AI presents various risks and challenges. While we strive to implement AI responsibly and address ethical and legal issues, there can be no assurance that negative outcomes will not emerge. In the current stage of this technology, the use of AI may lead to issues such as harmful content, inaccuracies, bias, intellectual property infringements, defamation, privacy breaches, and cybersecurity vulnerabilities.  These issues could result in legal actions and financial losses. However, given that our use of AI is still targeted at our internal operations, and adopted only after consistency tests, any potential negative impacts should be limited.

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

We believe that these requirements will place significant demand on our managerial, operational and financial resources. Failure to manage successfully our expected growth could reduce the quality of our services and result in inadequate customer experience, with adverse effects on our business, financial condition and results of operations.

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

We face a range of cybersecurity risks that could result in business disruptions, financial losses or reputational harm. These risks include, among others, the intentional or accidental compromise of our networks and systems by third parties with whom we share data, equipment failures, and the unauthorized access to, disclosure of or loss of sensitive information, including customer, employee or proprietary data, by internal or external actors. We are also vulnerable to cyber-attacks that could degrade our systems, disrupt services, compromise our information technology platforms or introduce malware, such as computer viruses, into our infrastructure.

Cyber-attacks targeting companies have increased in frequency, sophistication and potential severity in recent years. The perpetrators of such attacks are not limited to specific groups or individuals and may include employees, third-party service providers or actors operating from jurisdictions where law-enforcement efforts to combat cyber-attacks are limited or ineffective. As cyber-threats continue to evolve, we may be required to make ongoing and significant investments to enhance our cybersecurity measures, technologies and processes, and we may incur substantial costs to investigate, remediate and respond to vulnerabilities or incidents.

A material cybersecurity incident, even if temporary, could impair our ability to operate our networks and systems and may result in significant expenses and/or a loss of market share to other communications providers. The costs associated with a major cyber-attack may include expenditures to retain customers and business partners, increased spending on immediate cybersecurity response and remediation measures, reliance on alternative resources, lost revenues due to service interruptions, and litigation, regulatory or enforcement-related expenses. If we fail to adequately prevent, detect or respond to cybersecurity risks, our operational networks and information systems could be compromised, which could have a material adverse effect on our business, financial condition, results of operations and reputation.

To mitigate these risks, we maintain a cybersecurity governance framework designed to identify, assess and manage cybersecurity risks, aligned with recognized market standards and best practices, including the NIST Cybersecurity Framework, CIS Critical Security Controls and ISO/IEC 27001, for which we obtained certification in November 2022 and have maintained revalidations in 2023, 2024 and 2025. However, no cybersecurity framework or control environment can eliminate all risks, and our safeguards may be insufficient to prevent or mitigate all cybersecurity incidents. For more information regarding our cybersecurity risk management framework, see “Item 16K. Cybersecurity.”

We depend on data centers operated by third parties and third-party cloud computing platforms, and any disruption in the operation of these facilities or platforms or access to the Internet would adversely affect our business.

Our business requires ongoing availability and uninterrupted operation of internal and external systems and services. We have adopted new technology infrastructure solutions, which carries with it some risk to business continuity. With the adoption of cloud computing technology, key IT systems are being migrated to the public cloud. Despite cloud computing reducing some risks, such as delays in the supply of equipment by suppliers (like spare parts, servers, etc.), the adoption of cloud computing means that the control and responsibilities for the proper functioning of the systems are shared between us and the third parties. In all cases, the third parties will be responsible for the physical infrastructure, connectivity, energy supply, cooling and all the capabilities related to infrastructure availability. Depending on the cloud service type involved for any specific system (e.g., for IaaS, PaaS, SaaS), other capabilities will be the responsibility of the third party, according to the principles of the Shared Responsibility Model defined by the Cloud Security Alliance, and incorporated into our contracts with the third-party providers

These third-party providers may experience connectivity disruption, outages and other performance problems, which may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, fraud, spikes in customer usage and denial of service issues. As such, our success also depends directly on the continuity of the provision of computing capacity and the availability of connectivity between the cloud computing provider’s datacenters, including the connectivity with our datacenters and internal networks. An intermittent failure or complete lack of connectivity or system availability may cause service instability, disruption or inaccessibility of our internal systems, and could adversely affect our revenues, reputation and operating results.

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

Our business exposes us to a variety of lawsuits and other proceedings brought by or on behalf of consumers in the ordinary course of business as a mobile telecommunications provider in Brazil. We are subject to a number of public civil actions and class actions that have been brought against mobile telecommunications providers in Brazil mainly related to network quality, contractual clauses, billing practices, and the use of land to install our network sites. These suits include claims contesting certain aspects of the fee structure of our prepaid plans, hybrid (monthly billed fixed price), or so-called control plans and postpaid plans, which are commonplace in the Brazilian telecommunications industry.

Furthermore, we are involved in legal proceedings relating to regulatory matters, including proceedings arising from fines imposed by regulatory authorities. Our litigation portfolio also includes claims involving telecommunications infrastructure and service providers, real estate disputes, as well as alleged breaches of confidentiality.

In addition, federal, state and municipal tax authorities have questioned some tax procedures we have adopted and have raised questions regarding the calculation of the basis for certain sector-specific contributions (FUST and FUNTTEL, as each are defined in “Item 4. Information on the Company—B. Business Overview—Taxes on Telecommunications Goods and Services”). As of December 31, 2025, we were subject to 3,332 tax-related lawsuits and administrative proceedings with an aggregate value of R$ R$25,346 million classified as “probable loss” and “possible loss” by our legal advisors. In addition, there are tax proceedings arising from the acquisition of the former Intelig business (currently TIM S.A.) by the former parent company of the TIM Participações group, relating to the purchase price.

An adverse outcome in, or any settlement of, these or other lawsuits could result in losses and costs to us, with an adverse effect on our business practices and results of operations. For some of these lawsuits, we were not required to and have not established any provision on our statement of financial position or have established provisions only for part of the amounts in controversy, based on our judgments or opinions of our legal counsel as to the likelihood of winning these lawsuits. In addition, our senior management may be required to devote substantial time to these lawsuits, which they could otherwise devote to our business. See Note 23 to our financial statements.

Any modification or termination of our ability to use the “TIM” trade name may adversely affect our business and operating results.

Telecom Italia S.p.A., or Telecom Italia, as Licensor, and TIM S.A. and Instituto TIM as Licensees, entered into a trademark license agreement, or the Trademark License Agreement, where Telecom Italia granted the Licensees a non-exclusive and non-transferable license to several trademarks (including the TIM trademark) to: (i) promote and render Licensees’ services, including co-branded services; (ii) use the trademarks as domain names of websites owned by the Licensees, dedicated to the promotion and/or the rendering of the Licensees’ services; (iii) use the TIM trademark in events, campaigns, commercial partnerships, sponsorship projects and other activities in order to promote Licensees’ services; and (iv) use “TIM” as part of Licensees’ corporate names. The Trademark License Agreement is limited to Brazil and valid until December 31, 2026, unless terminated earlier. We are currently in discussions with Telecom Italia regarding the renewal of the Trademark License Agreement. Telecom Italia, who owns the rights to the “TIM” trade name, may prevent us from using the TIM trademark by termination of the Trademark License Agreement. The loss of use of the trademark “TIM” may have a material adverse effect on our business and operating results.

We are subject to credit risk with respect to our customers.

Our operations depend to a significant extent on the ability of our customers to pay for our services. Under ANATEL regulations, we are allowed to undertake certain measures, such as service suspension and the issuance of collection notice, to reduce customer defaults. If we are unable to undertake measures to limit payment defaults by our subscribers or that allow us to accept new subscribers based on credit history, we will remain subject to outstanding uncollectible amounts, which could have an adverse effect on our results of operations. See “Item 5. Operating and Financial Review and Prospects.”

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

For detailed information on these contracts see “Item 4. Information on the Company—B. Business Overview—Site-Sharing and Other Agreements.”

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

Our operations may be suspended or interrupted for an indeterminate period in case of adverse events, including as a result of energy shortages, damages to our transmission bases, natural disasters, climate change or other environmental events or natural or man-made disasters, including fire, explosion, vandalism or equipment theft, storms, geopolitical conflict, civil unrest or health crises or any other unexpected damage events. Such impacts may present disproportional geographic impacts, which may vary from impacts to a single address to an entire city or region. These events are consistent with the physical climate-related risks identified through our enterprise risk management processes and disclosed in our CDP Climate Change 2025 response. If we are unable to mitigate or prevent such damages in the event of a natural or man-made disaster and any other unexpected events, the suspension or interruption of our operations could have a material adverse effect on the continuity of our operations, our financial results and the compliance with regulations.

In order to avoid or reduce indeterminate periods of suspension or interruption of operations caused by damages to our transmission bases, natural disasters or any other unexpected events, we have implemented an internal policies and procedures aimed at a continuously mapping systemic vulnerabilities, in order to improve the selective process of key projects, intended to expand the robustness of the technical network infrastructure and make it gradually more resilient, as described in our CDP Climate Change 2025 disclosure.

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

Risks Relating to the Brazilian Telecommunications Industry

We are subject to increased regulation as a result of being classified as an economic group with significant market power in certain markets by ANATEL

In September 2025, ANATEL published Resolution No. 783/2025, which revised the General Plan for Competition Goals (Plano Geral de Metas de Competição, or the “PGMC”, originally approved in 2012 and subsequently revised in 2018 and in 2025). Under Resolution No. 783/2025, we were classified as having significant market power only in the mobile network and roaming markets. See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Significant Market Power.”

As a result of this classification, we are subject to increased regulatory oversight and specific regulatory obligations. For example, the PGMC requires us to offer roaming services at regulated rates to certain mobile service providers. Compliance with the PGMC and other applicable regulatory obligations could adversely affect our business, financial condition and results of operations.

Our radiofrequency use authorizations for the 800 MHz, 900 MHz, 1,800 MHz and 2,100 MHz bands used to provide mobile personal services (Serviço Móvel Pessoal, or “SMP”) began to expire in September 2007 and are renewable for one additional 15-year period. Such renewals require payments, made every two years, corresponding to 2% of our prior year’s net revenue, by way of investments under basic and alternative service plans intended to expand telecommunications penetration in Brazil. ANATEL has taken the position that the revenue base used to calculate this 2% payment should include revenues derived from interconnection, as well as from additional facilities and services.

As a result, we are currently disputing the calculation of these radiofrequency authorization renewal payments through administrative and judicial proceedings. Although certain administrative procedures remain pending, ANATEL has denied our appeals and issued Precedent No. 13, establishing that revenues from interconnection and additional facilities and services should be included in the calculation of the amounts due for spectrum license renewals. Judicial proceedings relating to this matter are also ongoing.

In December 2018, pursuant to Judgments No. 706 and No. 707, ANATEL approved a new methodology for the segregation of radiofrequency-related revenues. The application of this methodology allows the segregation of revenues associated with significant market power based on the proportion of radiofrequency spectrum held relative to total available spectrum, measured in MHz, and partially addresses the dispute regarding the amounts payable in connection with the initial renewal process. Following the expiration of the second renewal period for radiofrequency use rights, additional administrative and judicial disputes may arise regarding the applicable calculation methodology and deadlines, particularly in light of Law No. 13,879, enacted on October 3, 2019. The Federal Court of Accounts (Tribunal de Contas da União - TCU) has ruled that such renewal processes may be subject to new public bidding procedures. In the interim, ANATEL has granted us and other market participants temporary extensions of radiofrequency use rights pending a final decision on the applicable renewal framework.

In addition, ANATEL is currently reviewing the Spectrum Use Regulation (Regulamento de Uso do Espectro – “RUE”), which, together with the revised PGMC, could further intensify competition in the mobile telecommunications market and increase our regulatory obligations.

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

In addition to the rules set forth by ANATEL, we are subject to compliance with various legal and regulatory obligations, including, but not limited to, obligations arising from the following: (i) PCS authorizations under which we operate our cellular telecommunications business; (ii) fixed authorizations (local, national long distance, international long distance and multimedia service) under which we operate our telecommunications business; (iii) limited private services authorization under which we operate a private network formed by point-to-point radio communication (radio enlaces); (iv) the Consumer Defense Code; (v) the General Telecommunications Law (amended by Law No. 13,879/2019); (vi) the Data Protection Law (Law No. 13,709/2018, as amended); and (vii) the Brazilian Competition Law (Law No. 12,529/2011).

We are also subject to applicable national and international anti-corruption laws. We believe that we are currently in material compliance with our obligations arising out of each of the above-mentioned laws, regulations and authorizations.

Brazil is a highly competitive mobile market, having three companies operating networks with national coverage, plus other regional players and MVNOs.” Any potential deals involving such participants is likely to be carefully analyzed by CADE and ANATEL, on a state-by-state basis.

Through the 5G spectrum auction, ANATEL auctioned licenses. In addition to bidders in the auction being required to offer a certain price, the condition of the auction requires the successor licensee to commit to certain minimum investments. There may be risks associated with being able to fulfill such commitments or for failing to comply with an investment commitment.

Over the last few years, ANATEL has instituted certain administrative proceedings against us and other Brazilian telecommunications providers to investigate certain alleged nonconformities related to quality goals and other regulatory obligations. In response to the initiation of such ANATEL proceedings, we, as well as other active telecommunications companies in the Brazilian market, opted to negotiate and enter into a Term of Conduct Adjustment (“TAC”). The TAC aimed to remediate the underlying causes of the ongoing administrative proceedings by setting commitments to adjust conduct and an agreement with respect to general investments on future projects. The TAC was approved by ANATEL on August 22, 2019, and on June 19, 2020, our Board of Directors approved the execution of the TAC. On October 18, 2022, the first amendment was signed following renegotiation of chapter X, section I, which included the adjustment of obligations related to certain quality indicators. See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—PCS Regulation.”

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

For example, the presidential elections occurred in October 2022, with Luiz Inácio Lula da Silva defeating Jair Messias Bolsonaro, in one of the closest presidential races in history. President Lula’s return has deepened political polarization.

Following Lula’s re-election, large-scale protests erupted, culminating in the January 8, 2023 attacks on Brazil’s Congress, Supreme Court, and Presidential Palace. The Supreme Electoral Court, led by Justice Alexandre de Moraes, subsequently barred former President Jair Bolsonaro from public office until 2030 for abuse of political power during the 2022 election. In February 2025, Brazil’s Prosecutor-General’s Office filed charges against Bolsonaro at the Supreme Court. In September 2025, the Supreme Court found Bolsonaro guilty of five criminal counts, including participation in an armed criminal organization, attempted violent abolition of the democratic rule of law, attempted coup, qualified damage and deterioration of protected heritage property, and sentenced him to 27 years and three months in prison. On November 22, 2025, Bolsonaro was arrested by the Brazilian federal police alleging attempted tampering of his electronic ankle monitor deeming him a flight risk.

Meanwhile, the Brazilian judiciary’s growing role in political matters has drawn international attention—most notably when former U.S. President Donald Trump accused Brazil’s courts of unfairly targeting Bolsonaro and criticized Justice de Moraes, after which U.S. sanctions were imposed on Justice de Moraes under the Global Magnitsky Act. These events, alongside institutional clashes such as the temporary ban of social media platform X in 2024, have raised concerns over regulatory predictability, diminished foreign investor appetite, and heightened uncertainty ahead of the Brazilian presidential election to be held in 2026. The outcomes of these proceedings and related political developments remain unpredictable and could adversely affect Brazil’s economy, our business, and the market for our securities.

Uncertainty surrounding Brazil’s 2026 presidential election may enhance political and economic volatility. The electoral environment is expected to remain highly polarized, with limited visibility on the final candidate field, coalition alignments and the policy direction of the next administration. Judicial proceedings involving prominent political figures, restrictions on political eligibility and the judiciary’s active role in electoral oversight may further heighten uncertainty around the electoral process. Election-related uncertainty may delay or disrupt fiscal consolidation efforts, regulatory reforms and privatization initiatives and may increase market volatility, currency fluctuations, risk premiums and reduce foreign investment flows. Any contested election outcome or post-election unrest could further exacerbate political tensions and negatively affect economic activity, Brazil’s economy, our business and the market price for our securities.

Moreover, Brazil is undergoing a comprehensive tax reform process that is intended to simplify the tax system and improve efficiency, but it will also entail significant changes in tax bases, rates, credit mechanisms and collection models (including the adoption of “split payment”), which may affect relative prices, profitability across sectors and regions, and the allocation of investments. For us, the implementation of IBS and CBS may require substantial adaptations in our billing and enterprise systems, processes and contracts, including the review of supply chain structures, pricing strategies and tax credit management, and may result in transitional costs and uncertainty regarding the net tax burden on our services. See “Item 3 Key Information – D. Risk Factors – Risks Relating to Brazil Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to our business and over our prices.”

The approval of relevant economic initiatives by the National Congress of Brazil demonstrates that the Brazilian Federal Government, despite lacking a stable parliamentary majority, has been able to build cross-party consensus on a case-by-case basis to advance key elements of its economic agenda, including tax reform regulation and fiscal measures. However, this legislative dynamic requires ongoing negotiations and coalition-building, and political developments, shifts in legislative or executive priorities, or disagreements over fiscal rules, public spending, regulation or industrial policy may affect policy continuity, market confidence and investment conditions. In addition, changes in the composition of economic authorities, including leadership at the Central Bank of Brazil, could influence monetary policy expectations, perceptions of institutional independence and macroeconomic variables such as inflation, interest rates and exchange-rate volatility.

Ultimately, we cannot predict the scope, nature and impact of any policy changes or reforms (or reversals thereof) that may be implemented by Brazil’s presidential administration, particularly the scope, viability, and effectiveness of much-anticipated tax reforms, which could result in further political and economic instability and negatively impact the regulatory framework in which we operate, which in turn could adversely affect our businesses, financial condition and operating results. Likewise, we cannot predict how the actions of Brazil’s presidential administration may impact the overall stability, growth prospects and economic and political health of the country.

Global conditions may also affect Brazil’s economic and financial stability. For example, on July 30, 2025, U.S. President Donald Trump signed an Executive Order imposing an additional 40% tariff on imports from Brazil, raising the total tariff rate to 50%, effective August 6, 2025. While certain product categories (such as orange juice, civil aircraft, petroleum, vehicles and parts, fertilizers and energy products) were excluded, many Brazilian exports to the U.S. became subject to one of the highest tariff rates globally. The U.S. administration also revoked the visas of multiple members of Brazil’s Supreme Federal Court and the Attorney General, citing concerns over alleged human rights violations and restrictions on free speech.

On August 13, 2025, the Brazilian government announced an emergency package of countermeasures totaling approximately R$30.0 billion, including subsidized credit lines for exporters, expansion of tax rebate and suspension programs, reforms to export guarantee mechanisms, direct federal procurement of affected goods and the filing of complaint with the World Trade Organization.

In November 2025, following negotiations between the two governments, the United States revoked the additional tariffs on certain Brazilian agricultural goods and reinstated prior tariff levels. On February 20, 2026, the U.S. Supreme Court determined that several tariffs implemented by the Trump administration were unconstitutional. In response to this decision, President Trump announced the immediate implementation of a 15% across-the-board tariff under section 122 of the Tariff Act. These tariffs are set to expire after 150 days unless extended by Congress. Uncertainties remain regarding the overall trajectory of the trade policy between U.S. and Brazil, the potential for future trade actions, and the impact of broader geopolitical considerations on bilateral relations. As a result, volatility in trade-dependent industries and cross-border capital flows may continue, and renewed measures could be reinstated with limited notice.

Any escalation of the dispute could lead to further tariffs, trade restrictions, or other non-tariff barriers, adversely affecting the Brazilian economy, the value of the Brazilian real, investor confidence, and cross-border capital flows. Additionally, the diplomatic tensions between the two countries could impair bilateral cooperation in other areas, which could indirectly affect our operations.

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

In 2025, the Brazilian Federal Government experienced a primary deficit of approximately R$55 billion, equivalent to 0.43% of the gross domestic product (“GDP”). Despite the shortfall, the fiscal target for the year was formally met. Nevertheless, the Brazilian Federal Government’s expenses surpassed its total revenues. Similarly to the target set for 2025, the budget for 2026 has set a zero target for primary deficit, signaling an effort to increase tax revenue or reduce expenditure. Financial market consensus indicates the Federal Government preference for increasing taxes, recent developments might corroborate with this view. Some recent tax changes may potentially have adverse impacts on the taxes applicable to our business and our prices.

In order to limit the ability for state governments to undertake aggressive taxation, the Brazilian Federal Constitution prescribes that the state sale tax (“ICMS”) can be variable, according to the essentiality of the goods and services. As such, the most essential goods and services should generally have lower rates than luxurious goods and services.

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

In relation to other taxes, there were some relevant changes regarding the federal excise tax (“IPI”). In February 2022, the Brazilian government issued a decree reducing the tax by 25% on average for several products sold in Brazil. In April, a new decree was enacted, increasing the IPI reduction to 35%, except for products produced in the Manaus Duty-Free Zone (“ZFM”). In 2023, these measures were kept.

The other relevant change in 2022 refers to the social integration program (“PIS”) and the social security financing contribution (“COFINS”). In December of 2022, the Brazilian Federal Revenue Office published the Normative Instruction No. 2,121/2022 (“IN No. 2,121/2022”), regulating the PIS and COFINS social contributions. In essence, IN No. 2,121/2022 – which replaced IN No. 1,911/19 – consolidated the new guidelines on ascertainment, inspection, collection and administration of the contributions for: (i) PIS/PASEP; (ii) COFINS; (iii) PIS/PASEP-Import; and (iv) COFINS-Import.

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

From a federal tax perspective, at the end of 2022, there were new relevant tax legislation enacted, including Provisional Measure No. 1,152 (“MP No. 1,152/2022”), which changed the legislation on corporate income tax (“IRPJ”) and social contribution on net profit (“CSLL”), providing for new transfer pricing rules. MP No. 1,152/2022 aims to align the Brazil’s rules with international standards and results from a process aimed at adapting Brazilian standards to those recommended by the Organization for Economic Cooperation and Development (OECD). To this end, there was an amendment to the arm’s length principle and changes to transfer pricing rules which used to be exclusive to Brazil. This Provisional Measure was converted into Law No. 14,596, dated as of June 14, 2023. This new law expressly incorporated the arm’s length principle into the Brazilian legal system. In addition, the new regulation reformulates the current system, abandoning the fixed-margin Benchmark calculation in favor of comparability tests, which better approximate to the “arm’s length” principle incorporated into the Brazilian legal system with the new law mentioned above. This principle establishes that the Benchmark calculation should consider the relationships between independent parties in comparable transactions. This new regime must be complied mandatorily starting on 2024, or voluntarily starting on 2023, for taxpayers who wish to anticipate the effects of the new law. The regulation of the law will be issued by the Special Secretariat of the Federal Revenue of Brazil in the form of a Normative Instruction that will be updated periodically to reflect the needs for additional practical guidance and clarification considerations. The first normative instruction was published on September 29, 2023, the Normative Instruction No. 2,161/23.

On December 20, 2023, the Brazilian Congress approved the consumption tax reform, resulting in the enactment of Constitutional Amendment No. 132/2023 which completely overhauls the taxation over consumption. One of the main goals of this tax reform is to simplify the tax legislation applicable to the consumption in Brazil by replacing current indirect taxes (i.e., ICMS, ISS, PIS and COFINS) by a dual value-added tax (“dual-VAT”), composed by a federal contribution on goods and services (“CBS”) and a sub-national goods and services tax (“IBS”). It also creates a new excise tax (“IS”) to be applied over goods and services considered harmful to health or the environment, such as alcoholic beverages and cigarettes. The IS tax will partially replace the IPI. The CBS will replace the current federal social contributions (PIS and COFINS) whereas the IBS will replace both ICMS and the municipal tax on services (“ISS”). In short, the dual-VAT will have a broad-based and full non-cumulative tax on goods and services, will be charged in the destination, and will have a few tax rates and exceptions. Until 2027, all the previous taxes and CBS will be imposed at the same time. In 2027, PIS/COFINS will cease to exist and will be replaced definitively by CBS, which will have its standard rate. IPI will be set at zero for the vast majority of domestic and imported products in 2027. The IS will also come into effect in 2027. From 2029 to 2032, the IBS rates will be increased proportionally year by year, while the ICMS and ISS rates will be gradually reduced, as well as the tax benefits granted during this period. In 2033, the IBS will be fully implemented, while the ICMS and ISS will be abolished. Further IBS, CBS and IS regulations were enacted on January 16, 2025 through Supplementary Law No. 214. However, tax rates have not yet been defined. Accordingly, we cannot anticipate the impact of the consumption tax reform on our operations with any precision as of the date of this annual report on Form 20-F. However, the effects on our results of operations may be significant and could have negative consequences that materially affect our reported results.

As a result, 2026 is expected to function as a transition year, and beginning in 2027 we will be required to operate fully under the new tax model, which may entail (i) increased operational complexity resulting from the coexistence of different tax regimes, (ii) the risk of increases in, and/or greater volatility of, our indirect tax burden and potential pass-through effects on pricing during the migration to the IBS, CBS and IS regimes, (iii) execution risk during the 2026–2027 transition period, and (iv) cash flow risks arising from the design of tax credits, including CAPEX-intensive credits, reimbursement or offset timelines, and the operational mechanisms of the new model, such as split payment arrangements contemplated under Complementary Law No. 214/2025.

The other relevant change from a federal tax law perspective was that the executive branch completely modified the current system of exemption from subsidies for investment in the country with the revocation of article 30, of Law No. 12,973/14, as well as the provisions of Law No. 10,637/02 and Law No. 10,833/03, on August 30, 2023, through Provisional Measure No. 1,185.

As a result, such subsidy revenues are normally taxed by IRPJ, CSLL, COFINS and PIS. On the other hand, the new legal system allows the appropriation of tax credits to be used to offset the taxpayer’s own debts to the Brazilian federal revenue service (“RFB”) or reimbursed in cash. The application of this mechanism depends on prior authorization from the Federal Revenue, which will be granted after investments have been made in the enterprise that is intended to qualify to receive the tax incentive.

The project to convert the Provisional Measure No. 1,185 into law was approved by the Brazilian Congress on December 15, 2023, Law No. 14,789 which inaugurates a new tax treatment system for subsidies at the federal level.

It is important to highlight that the bill that was approved innovated in relation to the bill originally proposed by changing the legal treatment rendered to taxation of interest on equity (“IoE”). The bill made the institute more restrictive by providing, for example, that positive variations in net equity resulting from corporate acts between dependent parties, which do not involve the effective inflow of assets to the legal entity, will not be considered, as disclosed in detail in “Item 10. Additional Information––E. Taxation––Brazilian Tax Considerations-Distributions of Interest on Capital.” These changes may represent a potential reduction in deductibility limit, for the CIT base.

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

In alignment with the OECD/G20 international tax framework, Brazil enacted Law No. 15,079 on December 27, 2024, introducing the Pillar Two global minimum tax rules. This legislation is intended to address base erosion and profit shifting (BEPS) by ensuring that the profits of large multinational enterprise (“MNE”) groups are subject to a minimum effective tax rate of 15%, regardless of where such profits are generated.

The law became effective on January 1, 2025 and applies to MNE groups with consolidated annual revenues of at least EUR750 million in at least two of the preceding four fiscal years. It requires the calculation of the Global Anti-Base Erosion (GloBE) effective tax rate on a jurisdiction-by-jurisdiction basis, with a top-up tax becoming payable to the extent the effective tax rate in any jurisdiction falls below 15%.

To implement this framework, Brazil introduced a Qualified Domestic Minimum Top-up Tax (QDMTT), structured as a surtax on the CSLL). This mechanism is intended to ensure that any top-up tax attributable to profits generated by Brazilian entities is collected domestically.

In addition, Complementary Law No. 224, enacted on December 26, 2025, established a systematic and linear reduction of federal tax incentives and benefits, effective as of January 1, 2026. This reduction applies cumulatively across federal taxes, including PIS and COFINS, IRPJ, CSLL, import duty (“II”), IPI and employer social security contributions. The reduction is implemented through a standardized methodology that adjusts each benefit based on its specific legal nature.

Under this framework, tax incentives and benefits are generally adjusted as follows: (i) exemptions and zero-rate benefits are subject to a rate corresponding to 10% of the standard tax rate; (ii) reduced-rate benefits are adjusted to the sum of 90% of the reduced rate and 10% of the standard rate; (iii) tax base reductions are limited to 90% of the reduction provided under the applicable legislation; (iv) financial or tax credits, including deemed or notional credits, are limited to 90% of the original credit amount, with the remaining portion cancelled; (v) reductions of tax due are limited to 90% of the amount otherwise applicable; (vi) optional special or preferential regimes based on gross revenue are subject to a 10% increase in the applicable gross revenue rate; and (vii) presumed tax base regimes are subject to a 10% increase in presumption percentages.

The legislation provides an exhaustive list of tax benefits excluded from this reduction framework, including constitutional tax immunities, zero-rate benefits applicable to products included in the National Basic Food Basket and benefits available to micro and small enterprises under the Simples Nacional regime.

In addition, the law establishes an aggregate cap on the granting, expansion or renewal of tax incentives and benefits equal to 2% of Brazil’s GDP and generally limits their duration to a maximum of five years.

This new framework could increase the overall tax burden and create uncertainty for taxpayers, including us, which could adversely affect our business, financial condition and results of operations.

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

As of December 31, 2025, we had no exposure to debt denominated in foreign currencies. All of our outstanding indebtedness was indexed to inflation (i.e. the National Consumer Price Index or Índice Nacional de Preços ao Consumidor Amplo (“IPCA”)) and fully hedged through interest rate swaps linked to Brazilian floating interest rates. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

The effects of the weak domestic economy could reduce purchases of our products and services and adversely affect our results of operations, cash flows and financial condition.

The Brazilian economy has recently shown a combination of moderate GDP growth and resilient services activity, alongside episodes of rising inflation, tighter monetary policy and exchange-rate volatility. Although domestic demand has recovered from the pandemic period, inflationary pressures and uncertainty regarding fiscal consolidation have contributed to higher policy interest rates and a more cautious stance by the Central Bank of Brazil.

Macroeconomic conditions directly affect our business since certain of our assets and liabilities are indexed to inflation and the demand for telecommunications services depends on customers’ real income and access to credit. Inflation increased during 2024 and remained above the official target for part of 2025, prompting the Central Bank to raise interest rates and keep monetary policy restrictive, even as unemployment declined and economic activity expanded. Higher inflation erodes households’ purchasing power, particularly among lower income segments, while higher interest rates raise debt service burdens and tighten credit conditions, leading consumers and businesses to reduce or postpone discretionary spending. Under these conditions, customers may downgrade to lower priced plans, reduce usage of value added services or delay device upgrades, and delinquency and churn may increase, which could adversely affect our revenues, margins and cash flows.

While labor market indicators and government support programs have helped sustain consumption, surveys show that Brazilian consumers remain concerned about inflation, interest rates and indebtedness, which affects confidence and spending intentions. A deterioration in labor market conditions, slower wage growth, reduced government transfers or a tightening of consumer and corporate credit could further weigh on demand for telecommunications services, especially among more price-sensitive customer segments. In addition, a weaker Brazilian real and persistent inflation can increase our operating and capital expenditures, including network equipment, energy, leases and imported handsets and devices, and there is no assurance that we will be able to fully pass such cost increases on to customers without negatively affecting demand and our competitive position.

Adverse macroeconomic developments—such as lower-than-expected economic growth, higher or more volatile inflation, additional interest-rate hikes, deterioration in credit conditions or negative shocks to employment and income—could therefore lead to a loss of customers, a reduction in spending by existing customers, higher bad-debt expenses and delays in planned infrastructure investments. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows and could make it more difficult for us to achieve our growth targets.

We may be impacted by volatility in the global financial markets.

Our business and the market price and liquidity of our securities are influenced by global financial and economic conditions, including interest-rate cycles, risk appetite toward emerging markets, capital flows and geopolitical developments. In recent years, global financial markets have experienced periods of heightened volatility driven by rapid monetary tightening in advanced economies, concerns about sovereign debt sustainability, banking-sector stress episodes, and escalating geopolitical tensions, including ongoing conflicts in Europe and the Middle East. Although global growth is projected to continue, it is expected to remain modest and uneven, and the International Monetary Fund and other institutions highlight that risks to the outlook remain tilted to the downside, including renewed trade tensions, abrupt changes in financial conditions and geopolitical shocks.

Any potential sanitary and health crisis, and the short-, medium- and long-term consequences of the financial, monetary and other policies implemented in response to it, may be a source of uncertainty for global economic activity. During the peak of the COVID-19 pandemic, governments and central banks around the world undertook unprecedented measures to try to contain the spread of the disease whilst seeking to protect local economies and consumer confidence. The effects of financial and monetary policy put into effect during the pandemic are effecting on the global economy, as an example, post-pandemic fiscal crises have put pressure on leading economies and governments around the world, including in Brazil, face the challenge of balancing their accounts amid political and economic tensions. Tighter global financial conditions and changes in investor sentiment toward riskier assets can have a direct impact on emerging markets such as Brazil. Episodes of risk aversion have led to capital outflows from Brazilian financial markets, exchange-rate depreciation and higher sovereign and corporate spreads, while periods of improved sentiment have facilitated renewed inflows. Sharp movements in global interest rates, shifts in expectations regarding monetary policy in the United States and other major economies, or increased uncertainty related to trade policy and geopolitical events may reduce foreign investors’ appetite for Brazilian assets, including securities issued by Brazilian telecommunications companies. These developments could negatively affect the market price and liquidity of our securities and our ability to access international capital markets on acceptable terms or at all.

Geopolitical risks—including the ongoing war between Russia and Ukraine, in the Middle East, particularly, more recently, the military conflict involving Iran, the U.S. and Israel, and in Venezuela following the January 2026 ouster of Nicolas Maduro, and the broader reconfiguration of global trade and investment flows—continue to pose threats to financial stability and investor confidence. Such events can trigger volatility in commodity prices, exchange rates and global equity and credit markets, as well as disruptions in supply chains and energy markets, which in turn may affect inflation, interest rates and global growth. In addition, trade disputes, sanctions regimes and changes in cross-border investment policies can alter the availability and cost of funding for companies operating in emerging markets, including Brazil.

For the telecommunications sector, prolonged periods of global market volatility and tighter financial conditions may have several adverse consequences. Higher global and domestic interest rates and wider credit spreads can increase our cost of borrowing, affect the valuation of our debt portfolio and derivatives, and reduce the attractiveness of refinancing or extending maturities. Deterioration in global or regional financial conditions may also lead lenders and investors to reduce exposure to emerging markets or to sectors they perceive as riskier, thereby restricting our access to loans, capital markets and other financing sources needed to fund network investments, spectrum payments and strategic projects. Furthermore, a sustained deterioration in global conditions that spills over into Brazil could affect economic growth, consumer confidence and currency stability, which may reduce demand for our services and increase our operating and capital costs.

Any of these factors—global financial market volatility, tighter international funding conditions, deteriorating investor sentiment toward emerging markets, or adverse geopolitical and macroeconomic developments—could negatively impact our funding costs, access to capital, investment plans and the market price and liquidity of our securities, and could have a material adverse effect on our business, financial condition and results of operations.

Developments and the perception of risk in other countries may adversely affect the Brazilian economy and market price of Brazilian issuers’ securities.

The market value of securities of Brazilian issuers is influenced not only by domestic conditions, but also by economic, financial and political developments in other countries, particularly the United States and European economies, as well as other Latin American and emerging markets. Even when economic conditions in those countries differ from those in Brazil, shifts in global risk appetite and investors’ reactions to external events can lead to portfolio reallocations that affect Brazilian assets, including securities issued by Brazilian telecommunications companies. Crises or episodes of stress in other emerging markets may reduce investor interest in emerging market securities more broadly, which can negatively impact on the price and liquidity of our securities, restrict our access to international capital markets and affect our ability to finance our operations on favorable terms or at all.

Adjustments in monetary policy in advanced economies, particularly in the United States, have historically generated spillovers to emerging markets through interest rates, exchange rates and capital flows. Periods of faster than expected tightening or changes in expectations regarding the path of U.S. interest rates have been associated with higher global yields, increased volatility and capital outflows from emerging markets, including Brazil, leading to local currency depreciation and wider sovereign and corporate spreads. Brazil is generally considered among the more sensitive emerging markets to U.S. monetary policy shocks, reflecting its financial integration and macroeconomic characteristics. In addition, fiscal and regulatory policy shifts in the United States and other major economies, as well as changes in trade and industrial policies, may alter global capital flows and risk premia for emerging markets. The policy stance of the current U.S. administration, including potential changes in trade, industrial or financial regulation priorities during President Donald Trump’s term beginning in 2025, may increase uncertainty about global growth and financial conditions and, consequently, about the outlook for Brazil.

Geopolitical tensions and conflicts also contribute to volatility and risk repricing in global financial markets. The ongoing conflicts between Russia and Ukraine, in the Middle East, particularly, more recently, the military conflict involving Iran, the U.S. and Israel, and in Venezuela following the January 2026 ouster of Nicolas Maduro have increased geopolitical risk, driven up certain commodity prices and contributed to episodes of heightened volatility across equity, bond, foreign exchange and energy markets. Studies published in scientific journals, such as the International Journal of Food and Agricultural Economics, show that the conflict has significantly increased volatility spillovers among major financial markets and energy commodities, reinforcing financial stability concerns and affecting investor sentiment. More broadly, the combination of war related sanctions, supply chain disruptions, higher energy prices and uncertainty about the duration and escalation of conflicts has added to inflationary pressures and tightened financial conditions globally.

Any deterioration in global financial conditions or increase in global risk aversion—whether driven by U.S. monetary policy, geopolitical events, regional conflicts, financial sector stress in advanced economies, or crises in other emerging markets—could lead to capital outflows from Brazil, exchange rate depreciation, higher inflation and interest rates, and tighter funding conditions. These developments may reduce investors’ appetite for Brazilian securities, including our securities, increase our funding costs, limit our access to domestic and international capital markets and adversely affect the trading price and liquidity of our shares and other securities. As a result, adverse developments and changes in the perception of risk in other countries and regions could have a material adverse effect on the Brazilian economy and on our business, financial condition, results of operations and the market price and liquidity of our securities.

Risks Relating to our Common Shares and the ADSs

Our controlling shareholder has power over the direction of our business.

Telecom Italia, through its ownership of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”), our controlling shareholder, has the ability to determine actions that require shareholder approval, including the election of a majority of our directors and, subject to Brazilian law, the payment of dividends and other distributions. Telecom Italia’s main shareholder is Poste Italiani S.p.A., which is able to have significant influence over Telecom Italia. Telecom Italia may pursue acquisitions, asset sales, joint ventures or financing arrangements or may pursue other objectives that conflict with the interests of other shareholders and which could adversely affect our business, financial condition, and results of operations.

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

Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://sec.gov. Our website address is http://www.tim.com.br. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report.

Historical Background

Privatization and summary

In July 1998, as part of the privatization of Telebrás, the Brazilian state-owned telecommunications monopoly, the Brazilian Federal Government sold substantially all of its shares issued by the 12 holding companies into which Telebrás had initially been broken up, including its shares of Tele Sudeste Celular Participações S.A. (“TSU”), and Tele Nordeste Celular Participações S.A. (“TND”). Following a series of acquisitions, corporate reorganizations and corporate name changes, TSU and TND merged to form TIM Participações S.A. (“TIM Participações”) in 2004.

We continued to expand and restructure our operations through a series of corporate reorganizations, mergers, acquisitions and name changes as described below, and a majority of our share capital is currently held, directly and indirectly, by Telecom Italia (which began operating in Brazil in 1998 as Telecom Italia Mobile) through its wholly owned subsidiary, TIM Brasil, formed in 2002 as the holding company of Telecom Italia’s operating companies in Brazil. In turn, the largest shareholder of Telecom Italia are Poste Italiane S.p.A. (successor of Cassa Depositi e Prestiti) and BlackRock, which are able to exercise significant influence over Telecom Italia. In 2019, Telecom Italia delisted all of its U.S. listed securities and deregistered from the SEC, having filed Form 15F on July 9, 2019. On February 17, 2023, TIM Brasil obtained registration by the CVM as a publicly-held company in category B. See “—C. Organizational Structure” for a description of our current corporate structure.

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

Partnership with C6 Bank in Brazil

From 2020 to early 2025, we maintained a strategic partnership with Banco C6 S.A. (“C6 Bank”), focused on customer-related initiatives. As part of this partnership, we obtained rights to acquire a minority indirect equity interest in C6 Bank, which were partially exercised in 2022, with additional vested rights outstanding thereafter. In 2024, disputes arose between us and C6 Bank in connection with the partnership, which became subject to arbitration proceedings. In 2025, we and C6 Bank entered into a comprehensive settlement agreement that provided for the termination of the partnership, the resolution of all outstanding disputes and the dismissal of the ongoing arbitration proceedings.

The agreement sets forth the terms relating to the termination of the partnership with C6 Bank, in addition to the transfer of all outstanding C6 Bank shares and warrants held by us back to C6 Bank in the total amount of R$520 million before taxes. On March 14, 2025, the Cayman Islands Monetary Authority (“CIMA”) approved the transfer of C6 Bank shares to us.

Following this approval, on March 20, 2025, we and C6 Bank completed the transaction and all outstanding shares and subscription warrants issued by Carbon Holding Finance S.A. (an entity that indirectly holds a stake at C6 Bank) held by us were transferred to an entity of the C6 Group, as stipulated in the agreement. Consequently, the partnership between the companies was formally terminated, along with all related disputes, leading to the closure of the four arbitration proceedings.

TIM and Vivo sharing agreement

Since 2020, following the competent authorities’ (CADE and ANATEL) approval, the sharing agreement established between us and Vivo aims to increase the network cost efficiency and synergies that can help us continue to provide innovative and standardized offerings and services, as well as synergies and efficiencies in the allocation of investments and operating costs, through the following initiatives:

•	Single Grid: sharing of 3G / 4G networks in cities with less than 30 thousand inhabitants, using the MOCN (Multiple-Operator Core Network) architecture, to maintain the infrastructure of only one of the operators in these cities, allowing completely redundant sites to be turned off. As of May 2021, each party increased its 3G and 4G coverage in more than 300 cities with a total of 422 shared sites on each side. From 2021 to 2025, we added further cities within the single network agreement providing 3G and 4G presence. In more than 320 cities, one of the operators disconnected the 3G and 4G networks (resulting in 75% of the agreement perimeter having been deployed);

•	2G Switch-off: nationwide sharing of the 2G network using GWCN technology, enabling both operators to switch off part (approximately 50%) of their network with the same technology, consequently saving on energy and maintenance costs. After the sharing period, operators will be able to completely shut down their remaining 2G networks. During 2021, the GWCN was implemented, while quality KPIs were monitored. As a result of the sharing agreement, we shared its 2G network in 785 cities as of December 31, 2025, including important cities such as Rio de Janeiro, Curitiba, Fortaleza, Brasilia, Belem and Recife. As of the same period, Vivo shared its 2G network in 1,063 cities, including cities such as Belo Horizonte, Salvador, Manaus, Porto Alegre and Campinas. As of December 31, 2025, approximately 80% of the agreement perimeter had been deployed.

In 2025, the expansion of the original agreement was approved by CADE, with safeguards to preserve competition and monitoring mechanisms established in coordination with ANATEL, which approval is pending.

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

In 2025, our partnership with Stellantis continued to strengthen, supporting the expansion of connected vehicle services and industrial innovation. During the year, Stellantis expanded its installed base to more than 400,000 connected vehicles in Brazil, all supported by our connectivity infrastructure, enabling the continued growth and scalability of digital services offered to drivers.

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

On November 16, 2021, after regulatory authorizations from ANATEL and CADE, IHS Fiber Brasil – Cessão de Infraestruturas Ltda. (“IHS Fiber”), acquired from us a controlling equity interest in FiberCo. In the aftermath, IHS Fiber changed the name of FiberCo to I-Systems. Following this transaction, IHS Fiber held 51% of I-Systems’s share capital, with the remaining 49% held by us.

In November 2021, we entered into an agreement with I-Systems for the provision of technical and administrative services (TAS) by us to I-Systems for an initial term of 18 months. As this original term proved insufficient for I-Systems to complete the required integration of activities, we entered into an addendum in 2023 extending the term of the agreement through the end of 2023. As a result of this extension, which covered an additional seven-month period, the aggregate amount payable in connection with the TAS totaled R$78.7 million. On April 30, 2024, we entered into an agreement with I-Systems to terminate the provision of TAS, pursuant to which I-Systems paid all amounts due for services rendered.

Since 2021, I-Systems has also provided us with certain fiber infrastructure services, enabling us to deliver residential broadband services and other offerings to our customers.

On February 11, 2026, we entered into a share purchase agreement with IHS Fiber to acquire their 51% ownership interest in I-Systems for a total consideration of R$950 million, payable on the closing date of the transaction. The completion of this transaction is contingent upon the fulfillment of certain customary precedent conditions, as well as any necessary corporate approvals, as applicable. In March 2026, Anatel and CADE approved the transaction.

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

In May 2024, the subscription journey was redesigned to focus on the partnership landing page rather than the mobile application. At the same time, we streamlined the product portfolio to prioritize the Cartão de TODOS offering, reflecting its stronger value proposition. As part of this evolution, we provided customers with exclusive benefits, including three months of subscription fees at no cost and a full waiver of the activation fee, resulting in average savings of approximately R$124 per customer.

By 2025, we took another step forward in enhancing the partnership. We expanded the service model—which was previously digital-only—to include in-person support at Cartão de TODOS physical units through their franchise network. This change brings more autonomy, proximity, and convenience to our customers.

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

The partnership allows us to launch digital products on e-books (digital e-books, audiobooks and minibooks) and education services to our customers directly in their plans through the Aya Ensinah application. These products and services provide access to digital summaries of materials related to a wide variety of secondary and fundamental education subjects, in addition to security services such as cloud storage, VPN, antivirus, among others.

By the end of 2024, FS Security and us concluded the renegotiation of certain terms of the partnership and, as a result, we acquired rights to subscribe a 27% stake in EXA Serviços de Tecnologia, which can be exercised within 24 months. The exercise price is R$1 for all shares. We may exercise it at any time and at its sole discretion, within 24 months.

In 2025, we expanded our digital offerings by launching Aya Equilibrah, which provides content focused on physical, mental and social well-being, and Aya Idiomas, which offers language-learning content, including grammar and pronunciation studies, educational materials and practice via WhatsApp. In addition, we began offering device insurance products exclusively to control and postpaid customers purchasing devices at our retail stores, including coverage options for (i) total protection, (ii) breakage and damage, and (iii) theft and robbery.

TIM Ads: Mobile Advertising

Since 2020, we have been investing in our digital advertising platform, TIM Ads, as part of our data monetization and technological innovation strategy. This initiative connects brands and consumers through data-driven and technology-based solutions, ensuring full compliance with Brazil’s General Data Protection Law (LGPD).

In 2025, TIM Ads reached over 34 million active users who consented to receiving advertising communications and leveraged more than 1,000 attributes for segmentation through the TIM Insights intelligence solution. The platform offers a full-funnel approach, covering lead generation, traffic increase, and targeted campaigns across both internal and external channels. In 2025, enlarging our audience touchpoints, we launched RCS on iOS in partnership with Google. Additionally, TIM Ads ensures advertiser with its brand safety and avoiding fraudulent interactions and promoting genuine engagement.

As of December 31, 2025, TIM Ads had already been adopted by more than 550 companies across 40 industries, establishing itself as a competitive advantage for us and our commercial partners.

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

TIM Data’s solutions include tools for identity verification (KYC), customized credit analysis, location validation, customer authentication and fraud prevention using SIM card and device information, as well as the mobile number’s history at the operator. Through the Open Gateway initiative, aligned with GSMA's global standards, TIM Data promotes the standardization and integration of fully secure APIs that comply with Brazil’s General Data Protection Law (LGPD). This approach strengthens the digital ecosystem by enabling secure interactions, streamlined user journeys, and hyper-personalized offers, driving customer engagement and loyalty.

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

As of December 31, 2025, our 4G network covered all 5,570 Brazilian cities. Besides access layer, we have increased optical backhaul (FTTS – Fiber To The Site) through new implantations or strategic partnership with neutral operators (such as V-Tal), adding more than 2.400 sites connected to the fiber at the end of 2025.

In 2024, we have expanded 5G coverage, reaching 607 cities throughout Brazil, allowing traffic growth through a faster and more efficient network. As a result, TIM was recognized by the OpenSignal with first 5G Consistent Quality award.

In 2025, we continued accelerating our nationwide 5G expansion and reached more than 1,000 cities in Brazil, ensuring coverage in all state capitals and in every municipality with more than 500,000 inhabitants. This milestone reflects our commitment to delivering high-performance mobile connectivity to the country’s most populated and economically relevant urban centers, while advancing the modernization of our network infrastructure.

Strategic Planning

TIM’s Strategic Plan establishes the Company’s strategic direction for the coming years, linking its long-term vision to day-to-day decision-making with a focus on sustainable growth, operational efficiency, customer experience, and value creation.

Although structured as a three-year plan, it is reviewed annually to ensure continued alignment with evolving market trends, technological developments, customer behavior, and competitive dynamics. In addition, the plan is subject to continuous monitoring throughout the year to track the execution of strategic initiatives and their outcomes.

In recent years, TIM has advanced in several structuring initiatives that have strengthened its competitive position and support the current strategic plan. The most notable of these was the consistent evolution of its Network, which consolidated TIM as a quality benchmark in Brazil, with broader coverage, presence in more cities, and accelerated expansion of 5G, ensuring a superior experience for millions of customers.

Another decisive development was the acceleration of B2B services and the creation of new growth avenues—such as IoT, digital solutions, and advanced connectivity—which position TIM as a company increasingly driven by technology, data, and solutions that extend beyond traditional connectivity.

In February 2026, the Company announced its 2026–2028 Strategic Plan, built on six pillars that balance growth, profitability, efficiency, technological transformation, and sustainability. These pillars guide strategic choices and serve as reference points for decisions and priorities across the organization:

1.	Mobile: Customer-first approach as a driver of profitability;
2.	Broadband: Sustainable growth with optionality for the future
3.	B2B:Accelerating along a new growth trajectory
4.	Cross-organizational AI Transformation
5.	Efficiency as a key engine of value creation
6.	ESG:Foundation of the strategy and embedded throughout the Company

 In summary, the Plan envisions real service-revenue growth above inflation, supported by the continued sustainability of the mobile segment, renewed growth in broadband, and the strengthening of B2B solutions, with particular emphasis on higher-value offerings. EBITDA and margin expansion are expected to be driven by cost discipline, digitalization, and efficiency gains generated through Artificial Intelligence.

Additionally, efficient capital allocation—focused on network quality and technological evolution—is expected to contribute to the growth of Operating Cash Flow. As a result, the Company intends to continue accelerating its shareholder-remuneration strategy.

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

The adjustment period commenced on June 2, 2025 and ended on July 7, 2025. Following the end of the adjustment period, an auction of 22,059,698 fractional shares was conducted on July 14, 2025, resulting in aggregate proceeds of R$455.7 million, which were distributed proportionally to the holders of such fractional shares.

Share Buyback Program

On February 12, 2025, our Board of Directors approved a share buyback program for up to 67,210,173 of our common shares, representing approximately 2.78% of our outstanding common shares, to be held in treasury and subsequently cancelled, without a reduction of our capital stock. We believe that this share buyback program may enhance shareholder value through the efficient use of available cash resources and improved capital allocation.

In addition, a portion of the shares repurchased under the share buyback program may be allocated to support equity-based compensation under our Long-Term Incentive Plan (“LTI”). The shares allocated to the LTI represent less than 8% of the total number of shares authorized to be repurchased (approximately five million shares). Our management retains discretion to determine the timing and execution of share repurchases within the term of the program and may conduct one or more transactions.

As of December 31, 2025, approximately 74.79% of the share buyback program had been executed, with 33.5 million common shares repurchased, for an aggregate consideration of approximately R$747.88 million. Of the 33.5 million common shares repurchased in the program, 28,678,509 were cancelled.

Capital Contribution - 5G Investment Fund

As previously disclosed, we established a venture capital fund in partnership with Upload Ventures Growth, LP (“Upload”), with the objective of supporting early-stage companies with growth potential in Latin America. The vehicle targets startups and scaleups with validated business models and clear expansion plans, which may also benefit from access to our industrial and technological infrastructure to accelerate scalability. In 2025, the Fund had delivered R$ 78 million in gains for the Company, with performance supported by all three current portfolio companies.  The fund’s investees include Topsort, a retail-media technology platform; Simetrik, a financial reconciliation infrastructure provider; and Tractian, an industrial predictive-maintenance solutions company.

The Fund has an independent management where Upload is the General Partner responsible for the fundraising, selection and ongoing monitoring of portfolio companies

Recent Developments

Strategic Agreement with American Tower do Brasil

On March 2, 2026, Company has signed a new strategic agreement with American Tower do Brasil (“ATC”), redefining the terms of their infrastructure partnership. The agreement consolidates all existing contracts into a single framework covering approximately 9,000 towers—about 30% of our infrastructure park—with a unified term extending through 2034.

The initiative represents a relevant step in the long-term relationship between ATC and us, reinforcing our continuous commitment to operational efficiency, simplification of governance and sustainable evolution of the network. The agreement is part of our lease efficiency plan and supports the achievement of the objectives and goals that make up our strategic plan.

Acquisition of V8.Tech

On November 26, 2025, we entered into share purchase agreement for the acquisition of 100% of the share capital of V8 Consulting S.A. (“V8.Tech”) for an initial purchase price of R$140 million. This amount may be increased by additional earn-out payments of up to R$140 million, contingent upon the achievement of certain conditions over a period of six years. V8.Tech is a technology company specializing in digital solutions integration, cloud services and managed services, with a strong emphasis on digital transformation, cloud computing, and artificial intelligence.

On January 30, 2026, following the satisfaction of all conditions precedent, including the receipt of approval from CADE, the transaction was completed.

Acquisition of I-Systems

On February 11, 2026, we entered into a share purchase agreement with IHS Fiber to acquire their 51% ownership interest in I-Systems for a total consideration of R$950 million, payable on the closing date of the transaction. The completion of this transaction is contingent upon the fulfillment of certain customary conditions precedent, as well as, any necessary corporate approvals, as applicable. In March 2026, Anatel and CADE approved the transaction. After the completion of this transaction, we will hold 100% of the share capital of I-Systems.

B.       Business Overview

Market Characteristics

The telecommunications sector in Brazil is marked by a high degree of competition and by the effective regulation of the National Telecommunications Agency, or ANATEL, which has a stated purpose of “promoting the development of telecommunications in Brazil, in order to provide it with a modern and efficient telecommunications infrastructure, capable of offering society appropriate and diversified services at fair prices nationwide.”

After 2023, with the subsiding of the COVID-19 pandemic, the telecommunications sector presented a relief in performance. The sector maintained a growth trajectory in terms of data consumption, and as such, operators were required to adapt their networks and face the challenge of delivering an increasingly robust infrastructure in an environment which requires greater rationality of investments, including on projects such as the densification of sites, frequency refarming, and the aggregation of carriers on two or three frequencies. Furthermore, we continue to advance in sharing initiatives focused on 4G and transport network, despite accelerating the rollout of our 5G coverage to optimize traffic offload. This network evolution has allowed for a better usage experience, both in terms of performance – with higher download and upload speeds and lower latency – as well as in indoor coverage and greater penetration.

Throughout its history, the Brazilian telecommunications sector has always been impacted by fierce competition, evidenced by the presence of aggressive marketing offers, including the add-on content offered to customers and strong price competition. However, in recent years, we have observed this competition begin to focus more on quality and service.

Once the acquisition of Oi Móvel’s mobile assets was concluded in 2023, the Brazilian telecommunications market came to be operated by three major companies, enabling in our view a healthier and more favorable competition to the benefit of Brazilian consumers.

Also in 2023, we completed the merger of Cozani, the special purpose company acquired from Oi S.A., simplifying our corporate structure, and resulting in an optimization of operating costs and the efficient allocation of investments due to the integration of merged assets, improving the coverage and quality of services provided to our customers.

Since the introduction of 5G technology in Brazil in 2022, we have consistently broadened our 5G footprint, following the strategy focused on antenna densification to ensure end-to-end coverage. By the end of 2025, we surpassed the mark of 1,000 cities covered with high-speed connection, achieving 100% 5G coverage in substantially all populated neighborhoods of the 26 state capitals in Brazil and the Federal District (Brasilia).

Mobile Market Developments

The following table shows the data of Brazilian mobile market during the periods presented.

	As of December 31,
	2025	2024	2023
Brazilian wireless subscriber base (million)(1)	270.4	263.4	256.4
Prepaid lines (million)	94.5	102.2	107.5
Postpaid lines (million)	175.9	161.2	148.9
Estimated total penetration (%)(2)	126.7	123.9	126.1

(1)	Source: ANATEL.
(2)	Based on information published by ANATEL.

The Brazilian mobile market reported an increase in subscriber base of 2.7% year-on-year (“YoY”), maintaining the growth trend seen in the last year. In 2025, the number of postpaid users reached 175.9 million. Since 2021, the prepaid customer base has no longer been the market's largest portion and has continued to decline relative to postpaid customers. As of December 31, 2025, prepaid customers accounted for 35.0% of the total subscriber base, down from 38.8% on December 31, 2024. The reduction in the overall number of prepaid users is mainly due to the acceleration in users consolidating multiple SIM cards into a single SIM, high penetration of mobile service and the rapid substitution of voice with data usage, resulting in a decrease in the so-called “community effect,” where consumers value a telecommunications system more as more users adopt it. The postpaid, however, experienced an increase of 9.1% during 2025, reaching 65.0% of the total subscriber base as of December 31, 2025, as compared to 61.2% as of December 31, 2024, driven by operators’ efforts to monetize their customer base, offering more data, content and digital services, and the migration of customers from prepaid to control plans, and from entrance plans to postpaid plans.

Mobile Competitors

TIM is the brand name under which we market our mobile telecommunications services, offering 5G NSA/SA, NB-IoT, 4G, 3G and GSM technologies. Currently, we hold mobile licenses for each of the ten wireless areas of Brazil recognized by ANATEL, making us a mobile operator in Brazil offering complete nationwide 4G coverage. In two of our ten areas, we are the Telebrás legacy provider. See “—A. History and Development of the Company—Historical Background.” In addition to us, as of December 31, 2025 there were two other major participants in the Brazilian mobile market that offer nationwide coverage in all ANATEL wireless areas: Vivo and Claro, given that Oi was acquired by Claro, Vivo and us in April 2022. See “—A. History and Development of the Company—Historical Background.” Currently, we are ahead of our competitors in rolling out new technologies: our 4G network covers 100% of Brazil’s municipalities, including via VoLTE. We are ahead of other operators in terms of number of municipalities covered with 5G technology, covering more than 1,000 Brazilian cities with our fifth-generation network (as of December 31, 2025), bringing 5G to almost 70% of Brazil's urban population and consolidating our position in faster and lower-latency 5G technology.

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

In November 2018, ANATEL issued Resolution No. 703/2018, which established new maximum limits on the amount of spectrum bandwidth that a single telecommunications service provider of collective interest, together with its affiliates, subsidiaries or controlling entities, may hold on a primary basis when operating within the same municipality. This regulatory framework is intended to promote competition and ensure the efficient use of spectrum. The consolidated text of Resolution No. 703/2018 was updated by ANATEL in February 2025, without changes to the applicable spectrum caps.

In August 2025, ANATEL initiated Tomada de Subsídios No. 5/2025, as part of its 2025–2026 Regulatory Agenda, to reassess the spectrum caps established under Resolution No. 703/2018 in light of market developments following the 5G auction and recent structural changes in the mobile telecommunications sector. This review process may result in future amendments to the spectrum cap framework, which could affect our spectrum strategy and regulatory obligations.

In the fixed broadband market, consolidation movements were particularly concentrated in the early years of this decade (2020–2024), driven primarily by transactions between larger operators and smaller regional internet service providers, as well as spin-off transactions aimed at separating integrated operations into customer-focused companies and network-infrastructure-focused companies. In 2025, however, this scenario shifted, with the volume of M&A activity declining and revealing lower underlying organic growth in the sector. This shift has highlighted a more selective and competitive market environment. Looking ahead, potential developments may include a resumption of strategic corporate actions and M&A activity, including transactions in which large national operators could acquire local internet service providers. Such transactions, which have been identified as a potential avenue for further market consolidation, may accelerate the transition to fiber-based networks (FTTH) and generate operational and infrastructure efficiencies for consolidated players.

Our Business

We are a telecommunications company that offers mobile voice and data services, broadband Internet access, value-added services, and other telecommunications services and products. For a breakdown of our total revenue by category of activity, see “Item 5. Operating and Financial Review and Prospects—Results of Operations for the Year Ended December 31, 2025, compared to the Year Ended December 31, 2024.”

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

We are characterized by our pioneering and innovative offerings, among a complete portfolio for individuals as well as corporate solutions for small, medium and large companies. Besides traditional voice and data services, we offer a fixed-line ultra-broadband service, TIM UltraFibra (formerly TIM Live), and we are preparing to offer IoT solutions beyond connectivity, building a complete new source of revenue for the future, with use cases in smart lighting, precision agriculture and constructing 5G based solutions in autonomous operations and video surveillance & analytics, while also looking for new opportunities in other verticals such as logistics and industry 4.0.

We also offer a variety of digital content and services in our portfolio of packages, aimed at increasing the day-to-day functionality of our customers’ mobile devices. The ability to manage a complete and varied portfolio gives us the opportunity to offer customized packages to our customers and to provide offers which bundle services, like voice and data, to customers in certain regions.

To expand our capabilities in delivering comprehensive digital transformation solutions and to support our long-term strategy focused on the B2B market, we concluded the acquisition of 100% of the share capital of V8.Tech in January 2026. The integration of V8.Tech’s digital and cloud services into our portfolio is expected to enhance our ability to offer end-to-end technology solutions, supported by specialized teams with technical expertise in digital and cloud-based services.

In 2025, we continued to advance our innovation strategy across all consumer profiles (prepaid, control and postpaid), with a focus on delivering differentiated products and services. During the year, we expanded the functionality of our customizable bundle offering to the control customer, allowing customers to select, at no additional cost, among certain third-party streaming services, with flexibility to change their selection over time. In the second half of 2025, we also expanded our commercial offering of connected devices by entering into new arrangements with device manufacturers, including becoming the first telecommunications operator in Brazil to integrate the PlayStation 5 into its commercial offerings. These initiatives form part of our broader strategy to differentiate our commercial propositions and strengthen our value proposition to customers.

Our strategy for partnerships is focused in delivering increased loyalty and generating incremental value for ourselves. Accordingly, our partnership portfolio is based on content & security (YouTube Premium, Disney+, Apple One, Deezer, HBO Max, Prime Video and EXA), education (Descomplica), health (Cartão de Todos), retail (Zé Delivery), and Energy (Eletrobras and Thoppen).

In July 2019, we and Vivo also entered into a memorandum of understanding (the “Vivo MoU”) to engage in negotiations regarding (i) sharing of a single-grid 2G network; (ii) establishment of new infrastructure sharing agreements for the 4G network in 700Mhz, directed to cities with fewer than 30,000 inhabitants, which in the future may be expanded to larger cities; (iii) other network sharing opportunities in other frequencies and technologies; and (iv) other opportunities in efficiency and cost reduction in operations and network maintenance. We believe that implementing the concepts set forth in the Vivo MoU will result in synergies and efficiencies that could help support us in continuing to provide innovative and standard-setting offerings and services, as well as synergies and efficiencies in the allocation of investments and operating costs. In 2025, the expansion of the original agreement was approved by CADE, with safeguards to preserve competition and monitoring mechanisms established in coordination with ANATEL, which approval is pending. The updated arrangement allows for radio access network (“RAN”) sharing in up to 2,049 municipalities for 2G services and in up to 265 municipalities for unified 3G/4G networks under a single-grid model, with implementation expected within a 30-month period. These measures are intended to enhance network efficiency and coverage while ensuring compliance with applicable competition and regulatory requirements.

We believe that our robust network infrastructure, our innovative approach, our brand recognition, and our widespread sales network, position us well to capitalize on opportunities in the telecommunications industry in Brazil and meet the constantly changing demands of the mobile telecommunications market. We believe that our main strengths include:

High quality services

Over the past several years, improvements in national coverage and service quality have led ANATEL to adjust its regulatory approach. While regulatory oversight was previously focused on service quality at a broader, state-level scale, ANATEL has increasingly adopted a more granular framework, emphasizing smaller geographic areas. In response, we have enhanced our internal monitoring of quality and performance indicators at the municipal level to support more rigorous oversight of customer experience. Following the public consultation process, we continue to monitor municipalities classified by ANATEL as “critical” and recently, after the first quality labels published under Resolution No. 717/2019, we begun a new discussion with ANATEL to suspend the labels pending a review of the metrics, considering some identified inconsistencies in our results in comparison with other performance indicators, such as Opensignal. See “—Quality Management Regulation.” Also, an action plan is currently under discussion to accelerate performance improvements and further strengthen the company’s results, following on our Strategic Plan.

Notably, we have maintained strong results in 3G/4G data-related indicators, driven by the rapid expansion of our 4G network. According to ANATEL, we are the leading telecommunications provider in terms of the number of cities covered.

Our LTE technology also demonstrated strong performance and the inclusion of the NR network in data usage, wide coverage and availability. These results are important due to the strong demand by our customers for this technology. At the end of 2025, approximately 97.6% of our data traffic was carried out over the 4G and 5G network, with an increase of 1.1% compared to the previous year.

We believe that the above statistics reflect our commitment to quality infrastructure and our focus on customer experience. However, we recognize that there are some statistics and/or quality measures that use different methodologies, and which may present different results from those that are mentioned above.

The results of our digital transformation initiatives continue to expand. The strategy we have adopted for several years to seek digital evolution and constant network development, aiming to ensure innovative solutions, quality and availability of services, offering superior customer experience and strengthening our position in the market has shown itself very effective. We believe that the digital transformation of our services must take place on several fronts, from the sale and activation of the line to post-sale and the so-called “self-caring”, meaning the digital service portals that allow customers to manage profiles and subscriptions, billing, collection, and payment.

Even in a challenging year, our digital channels’ positive results and the excellence of services offered to our customers confirm that we had made the right business decisions, demonstrated our capacity to adapt to adverse situations and reinforce our purpose of “evolving together, with courage, transforming technology into freedom.”

We believe our ultra-broadband service is also viewed generally as a reference of quality in the sector, driven by our commitment to ensuring a positive customer experience. The service quality of our TIM UltraFibra offer has produced positive results, being repeatedly recognized via awards (e.g. best fixed broadband in the country for the third time, as bestowed in the sixth edition of the Canaltech 2023 Awards)

We also seek a strong position in the high-value customer market as a content HUB by offering a variety of plans for individual and family usage, bundling voice and data packages, streaming and other content subscriptions, as well digital value-added services (i.e. music, e-reading, video streaming and games), in order to provide customer custom experience.

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

Finally, we also continue to seek new internal data sources to better understand our users’ perspective and needs, including collecting and analyzing information from applications and investing in the modernization of traditional quality assessment tools.

Our commitment to service excellence is reflected in our notable achievements. We are proud to be the first telco company in Brazil to earn and uphold the Procon-SP Efficiency Seal for 30 consecutive months. Additionally, we have consistently maintained the RA1000 seal from Reclame Aqui, which is Brazil's largest, most influential online platform for consumer complaints, reputation analysis, and brand research, achieving a resolution rate of 91.2%. These accomplishments underscore our ongoing dedication to customer satisfaction

Open Innovation Program

Our Open Innovation Program was established in 2016 as a structured corporate initiative designed to support our strategic priorities through collaboration with startups, technology partners, academic institutions and innovation hubs. Since its inception, the program has focused on identifying, testing and evaluating innovative solutions that may contribute to network evolution, digital services, B2B solutions, operational efficiency and improvements in customer experience.

Over time, we have developed long-term relationships with established innovation ecosystems, including hubs, universities, incubators and accelerators. Through these initiatives, we have engaged with more than 500 startups and entered into approximately 50 commercial agreements across different business areas, subject to our internal governance and approval processes. We also maintain an ongoing collaboration with Cubo Itaú, one of the leading innovation hubs in Latin America, where we have established a sustained presence and structured interaction with startups and innovation partners.

The Open Innovation Program operates through structured mechanisms, including solution scouting, customized Innovation Days, innovation challenges, pilot projects and proofs of concept. These initiatives enable us to assess emerging technologies and business models in controlled environments, supporting informed decision-making regarding potential adoption while mitigating operational, technological and compliance risks.

As part of these initiatives, we have promoted Innovation Days focused on specific corporate areas, resulting in interactions with a broad range of startups. Through internal challenge programs, we have completed multiple startup engagements in areas such as non-commercial anti-fraud solutions, sales support and network development. Certain initiatives have resulted in the development and testing of digital solutions integrated with our technology platforms, including application programming interfaces (APIs), and aligned with our business strategy.

All initiatives under the Open Innovation Program are subject to internal governance processes, including predefined selection criteria, technical and business evaluations, and compliance with applicable corporate, legal and regulatory policies. Participation in the program, as well as the execution of pilot projects, hackathons or proofs of concept, does not imply any automatic commercial engagement, financial investment or long-term contractual commitment.

The Open Innovation Program also supports the monitoring of technological and market trends through structured internal processes, contributing insights that may inform strategic planning and innovation priorities. Through solution scouting and experimentation initiatives, the program enables us to evaluate new applications and technologies, including those integrated with our digital platforms and APIs.

The relevance and maturity of our open innovation initiatives have been recognized by independent institutions. In recent years, we have received recognitions such as the “Selo Dourado” from Cubo Itaú, nominations and rankings from 100 Open Startups, the Valor Inovação award and inclusion among the 20 most innovative companies in Brazil by MIT Technology Review Brazil, reflecting a structured and disciplined approach to open innovation.

The Open Innovation Program complements the activities carried out by TIM Lab. While TIM Lab focuses on technical validation, research and development and performance assessment of technologies in controlled test environments, the Open Innovation Program emphasizes external collaboration and business-oriented innovation, supporting the evaluation of solutions with potential strategic and operational impact.

A strong brand

We believe that our brand, TIM, since the commencement of our operations, has been recognized for leading important developments in the Brazilian telecommunications market and, consistent with our brand identity, we continue to position ourselves at forefront of society’s digital transformation. Our brand tagline “Imagine the possibilities”, invites our customers to view the future in a positive light and demonstrates our commitment to being alongside them as they face new challenges, opening a world of opportunities. To reinforce the positioning of our brand as a brand that values our customers and brings advantages beyond just gigabytes of data, in 2024 we launched an innovative partnership with one of the world's largest beer manufacturers, Ambev, through a summer campaign with the slogan 'Get a Top-up', offering exclusive discounts for customers, transforming prepaid credits into discounts on Zé Delivey (a drink delivery app). In a similar way, beginning in the second half of 2024, we innovated by sending cashback via money to users' checking accounts, through transfers via PIX (financial direct transfer), for top-ups made through its app. Since 2015, we have been the leader in 4G coverage throughout Brazil, even connecting Brazil’s countryside to help facilitate technological innovation in the agribusiness sector - we have approximately 20 million hectares with 4G coverage. Furthermore, we pioneered the activation of 5G networks in Brazil, with our first tests carried out in 2019, and we demonstrated our preparedness for the next generation of mobile networks by launching 5G in all Brazilian state capitals in 2023. Since then, we have stayed ahead of the competition in number of cities covered by 5G (more than 1,000 cities), reinforcing the network strength with the use of “Leader in 5G” claim in the brand communication. We continued to foster our values and beliefs in diversity in inclusion, in 2024, for the second consecutive year, we received recognition from the Instituto +Diversidade and the Human Rights Campaign, the BR Equity Seal - such actions have a profound impact on corporate culture and are part of our strategic plan. Lastly, we kept strengthening our brand association with music through sponsorship of several music events, including the largest festival in Latin America, Rock in Rio, and also, the sponsorship of Festival de Verão Salvador (traditional music festival in Bahia), TIM Music Rio (free concerts on the beaches of Rio de Janeiro) and TIM Music Noites Cariocas (the most iconic event in Rio), adding TV broadcast sponsorship to communicate that “With TIM 5G, music doesn’t stop.”

In January 2026, we became an official sponsor of Big Brother Brasil (BBB), one of the largest entertainment platforms and television audiences in Brazil. This sponsorship represents a strategic initiative to enhance our national media presence and expand engagement with different consumer profiles, particularly younger and digitally engaged audiences.

The sponsorship aligns with our brand positioning and provides a platform to showcase our connectivity services, mobile plans and digital solutions. It also reflects our broader strategy of investing in high-visibility initiatives aimed at strengthening brand recognition and supporting differentiation in a highly competitive market.

Advanced Technology and Innovation Center

TIM Lab is a multifunctional testbed environment dedicated to the evaluation of innovative technologies, products and services. Its activities focus on assessing functional efficiency, performance requirements and the development of new technical models and solutions in a controlled environment. TIM Lab brings together engineers, researchers and technical specialists to conduct structured and effective evaluations and operates as a reference center for research and development activities within the Brazilian telecommunications sector.

TIM Lab plays a strategic role in supporting service assessment and innovation initiatives across our operations. Its projects contribute to the continuous evolution of our network and address relevant business and market needs, including the evaluation of next-generation network technologies, future internet applications, initiatives with positive social and environmental impact and activities related to open innovation, all subject to internal governance, technical validation and evaluation processes. Throughout 2025, TIM Lab continued to operate as an active environment for technology evaluation and validation, supporting ongoing network evolution and innovation initiatives aligned with our strategic priorities.

As of December 31, 2025, we had participated for more than five years in the Telecom Infra Project (“TIP”), an initiative founded by Meta and other industry participants aimed at developing new approaches for building and deploying telecommunications network infrastructure. TIM Lab operates as the first TIP Community Lab in Latin America. In addition, since 2017, TIM Lab has participated as one of the GSMA Mobile IoT Open Labs, a collaborative environment in which companies developing solutions based on cellular low-power wide-area networks work alongside industry experts to test and validate their projects.

Within the TIM Lab environment, several technologies relevant to network evolution and our business strategy have been assessed and validated, including:

•	mobile technologies, such as NB-IoT, 5G New Radio (5G NR) and related standards;
•	radio access network (RAN) sharing techniques;
•	Open-RAN solutions;
•	transport network solutions, such as Defense Wavelength Division Multiplexing (DWDM), disaggregated transport architectures;
•	broadband/fixed network expansion test scenarios and Multi InfraCo’s scenarios (together with VTAL), with a focus on the interoperability tests of TIM CPEs in the InfraCo’s network, in addition to the various support and testing fronts with I-Systems;
•	network optimization and automation solutions;
•	power saving features and energy efficiency solutions;
•	IP multimedia networks (VoLTE, video over LTE, WiFi calling services, completely laid out functional blocks, and enabled by an IP multimedia subsystem platform);
•	network functions virtualization (NFV);

•	Multi-Access Edge Computing MEC; and
•	5G network slicing.

During 2023, and remaining fully operational throughout 2024 and 2025, TIM Lab migrated to a new location with a fully renovated test environment, with the objective of expanding its technical capacity and supporting our innovation activities. The new facilities were designed to enhance technical capabilities, improve operational efficiency through the use of TIM-owned infrastructure and provide dedicated spaces for the presentation and evaluation of projects with potential business partners and clients. The new location, situated in São Cristóvão, in the state of Rio de Janeiro, has an area of approximately 850 square meters and offers improved connectivity, increased capacity to support innovative projects, integration with cloud environments and dedicated areas for testing 5G technologies and related applications.

As part of our digital transformation strategy, we launched the integrated learning program “Onda Digital” (Digital Wave) in 2023, which was further consolidated during 2024 and 2025. The program is designed to strengthen digital mindset capabilities and technical skills across the organization, supporting the adoption of new technologies and working models. As of December 31, 2025, the following educational initiatives were particularly relevant:

•	TIM Digital & Cultural Mindset Program: a customized assessment and development framework designed to evaluate and enhance the digital maturity of professionals and leaders based on six soft skills: creative thinking, curiosity (learning agility), collaboration (relationship management), sense of responsibility, digital problem solving and focus on customer experience. These competencies were benchmarked against global standards. Tailored learning journeys were implemented for each of the six skills, with approximately 35% of our professionals enrolled as of December 31, 2025.
•	TIM Data Academy: a structured training initiative focused on strengthening value generation through advanced analytics, increasing the effectiveness of use cases and supporting the development of business opportunities, thereby reinforcing our data-driven culture. As of December 31, 2025, 974 professionals participated in this academy.
•	TIM Artificial Intelligence Academy: a structured learning journey focused on artificial intelligence, developed in a customized manner and offering multi-format content to specific professional groups, in addition to a foundational AI literacy program that reached approximately 60% of our employees, representing around 5,700 professionals as of December 31, 2025.
•	TIM Agile Academy: an educational program providing training in agile methodologies to 460 employees, contributing to organizational agility and supporting the effective application of agile practices in our projects.

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

In addition, we belong to a select group of companies comprising the portfolio of the Corporate Governance Index and the B3 Tag Along Stock Index, comprised of companies that have been committed to adopt better co-sale protection to minority shareholders, have actively traded in 30% of the trading sessions and do not constitute a penny stock. We are for the eighteenth consecutive year part of the portfolio of the Corporate Sustainability Index of the B3, an index comprised of companies that have a strong commitment to sustainability and social responsibility. In 2025, we also remained one of the constituents of the S&P B3 Brazil ESG and S&P Global LargeMidCap ESG Indices. In January 2025, we were selected to remain in the portfolio of the Carbon Efficient Index, or ICO2, of the B3, with the commitment to measure, disclose and monitor our greenhouse gases, or GHG, emissions, and we were selected to remain in B3’s Great Place to Work Index, or IGPTW, since we remained a GPTW certified company in 2025, recognizing us an employer that creates an outstanding employee experience. The constant pursuit of best environmental, social and governance practices also ensures our presence in several international indexes and ratings, such as FTSE4GOOD Emerging Markets, FTSE4GOOD Latin America, MSCI AWCI ESG Leaders, MSCI Emerging Markets ESG Leaders, FTSE D&I Index, among others.

We are, since 2023, the first and only telecom operator listed on B3’s IDIVERSA portfolio, which recognizes Brazilian companies committed to racial and gender diversity. In 2021, we became the first Brazilian operator to integrate the FTSE Diversity & Inclusion Index (formerly Refinitiv D&I Index), occupying since the first position globally in the telecom sector. The index measures the performance of more than 15,500 companies based on diversity, inclusion, and career development initiatives. In 2025, we maintained for the fifth year in a row our leadership in the telecom sector and among all Brazilian companies in the FTSE Diversity & Inclusion Index

As a signatory to the Global Compact since 2008 and UN Women since 2021, we promote projects related to the Sustainable Development Goals (“SDG”) and recognize the rights to data privacy, safe internet, access to information and freedom of expression as essential and unnegotiable as part of our efforts to respect Human Rights.

As part of our commitment to society in addressing climate change, we conduct periodic mapping of the sources of emissions in our activities. We are able to do so by preparing annually a GHG inventory in accordance with the guidelines of the GHG Protocol (which sets the global standard for how to measure, manage, and report greenhouse gas emissions) and also by working with us in Italy to establish goals aligned with the Science Based Targets Initiative (SBTi), since the companies controlled or related to the TIM Group in Italy (“TIM Group”) joined the initiative in July 2021 with the challenge of keeping global warming limited to 1.5°C, as established in the Paris Agreement. The SBTi aims to promote the best reduction and offsetting of GHG emissions in line with climate science. Since 2010, we have reported our greenhouse gases (GHG) emissions by means of the Carbon Disclosure Project (“CDP”) – the largest database of primary corporate climate change information in the world – and publishes its GHG emissions inventory in accordance with the Brazil GHG Protocol Program. Since 2021, the CDP questionnaire has been integrated by B3 as a crucial part of the methodology for the selection of the constituents of the Corporate Sustainability Index. In 2023, our CDP Climate Change Score improved from B to A, and we were selected to integrate the CDP A-list for three years in a row (2023, 2024 and 2025).

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

Our ESG plan is annually updated together with our strategic plan. Among the established goals for the 2025-27 period, one of our environmental goals is to become a carbon-neutral company by 2030, and net-zero carbon by 2040. In addition, we have undertaken to maintain a policy of using renewable sources for 100% of our energy consumption and to increase by 110% the energy efficiency in data traffic (against the base year of 2019) by 2025. From a social perspective, the main commitments are for our workforce to be comprised of more than 25% of black people and more than 36% of women in leadership positions until 2025, to reach 32 million connected hectares, and to keep our level of employee engagement of at least 82% until 2025. Some of these goals have been included in our MBO and LTI compensation programs, such as the percentage of employee engagement, renewable energy, women in leadership positions, ecoefficiency, recycling of solid waste, black people in leadership positions and reuse or recycling of solid waste. We obtained the ISO 37001 (anti-bribery management systems) and, in 2022, also obtained the ISO 27001 (information security management). Both certifications are key components of our Corporate Governance pillar, which aims to uphold best practices and standards in transparency and anti-corruption, cybersecurity and data protection, and our positioning in ESG indexes and ratings.

In 2025, we made significant progress in its take back program for post-consumer electronic waste, with an increase of 880.7% compared to 2024 in terms of the amount of electronic waste captured, with a recycling rate of 98.02%, thus reinserting the relevant products into the transformation chain for other products and contributing to a reduction in the extraction of new raw materials, thereby stimulating the circular economy. There are more than 440 collection points, distributed nationally in our stores and buildings.

Additionally, to guarantee a supply chain that adheres to its mission, we carry out the qualification of companies that participate in the bidding process for services considered critical from a socio-environmental point of view, based on the assessment of direct or indirect risks associated with social, environmental, health and safety aspects. In 2025, 354 suppliers were evaluated, and those who failed were not authorized to continue with the contracting process with us.

We were also recognized with the 2024 ANATEL Accessibility Award for offering inclusive environments and services for people with disabilities. We strengthened our stance against racism by joining and participating in the Procon SP Racial initiative, carried out in partnership with Zumbi dos Palmares University, promoting the "10 Principles for Combating Racism."

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

Our Strategy

Our Strategic Plan

Our 2026–2028 strategic plan continues the strategic direction of our prior plan and aims to further strengthen the TIM brand. It focuses on long-term growth and value creation, supported by revenue expansion, cost-efficiency measures, robust free cash flow generation, disciplined capital allocation, and reinvestment in high-growth opportunities.

After a long and intensive journey of development and transformation, we are shaping the next generation of TIM with a well-defined strategy that also adapts to market dynamics. For this reason, our revised plan is structured around six strategic fronts:

(a) putting the mobile customer first to drive profitability, ensuring competitiveness across segments through superior network quality, enhanced customer experience supported by AI, and value-driven portfolio innovation;

(b) pursuing sustainable broadband growth with optionality for the future, by strengthening operational performance and preserving the flexibility to accelerate as market conditions evolve;

(c) accelerating our business-to-business (B2B) trajectory, expanding our portfolio of IoT solutions and technology offerings while advancing Network-as-a-Service capabilities and new data-monetization initiatives;

(d) embedding artificial intelligence at a transformative level, positioning TIM as an AI-First organization through interorganizational AI adoption and redesign of processes, customer interactions, and operating models;

(e) reinforcing efficiency as a core engine of value creation, combining strict capital allocation discipline with the development of new growth avenues; and

(f) placing ESG at the foundation of our strategy, integrating environmental, social, and governance priorities across the Company to strengthen long-term resilience and sustainable value generation.

Building on the evolution of our mobile strategy, we continue to focus on ensure competitiveness across all mobile segments through our “3Bs” approach—Best Network, Best Service and Best Offer—while evolving our base-management model to drive higher customer lifetime value and sustainable profitability. This in cludes targeted initiatives in hyper-personalization, portfolio evolution, cross-sell and upsell, as well as improved retention and churn-control mechanisms supported by AI-enabled predictive analytics. In addition, we expect to accelerate the monetization of our customer base beyond core telecommunications by expanding an ecosystem of partnerships in areas such as streaming, gaming, fintech, health services, insurance and other adjacent verticals.

We also intend to strengthen our commercial performance through differentiated content offerings, selective expansion of physical channels, reinforcement of our digital and remote-sales capabilities and continued investment in brand perception. Combined, these initiatives support our ambition to enhance the distinctiveness of our mobile value proposition, protect and grow our customer base, and unlock new avenues of profitable growth.

To pursue sustainable and profitable growth in the broadband market, we are evolving our strategy to strengthen our operational fundamentals while preserving flexibility for future opportunities.  Under our updated plan, we are focused on driving organic growth and improving churn performance, supported by operational enhancements, selective expansion into pockets of opportunity and the use of complementary technologies such as fixed wireless access (FWA) and satellite connectivity to extend our reach. As part of this evolution, we continue to expand our footprint, advancing end-to-end improvements in customer experience. In addition, we maintain optionality for inorganic moves, supported by recent steps such as the proposed acquisition of I-System and the ongoing evaluation of future consolidation pathways in a fragmented broadband market.These initiatives are designed to support more resilient growth, improve service quality and position the Company to capture additional value as market dynamics evolve.

To shape a new trajectory of growth in the B2B market, we are evolving from a connectivity centric approach toward a broader technology driven model that enables digitalization, intelligence and data based value creation across multiple industries. Leveraging our nationwide reliable connectivity, we are expanding IoT solutions, real time data capabilities, intelligent and secure automation, edge processing and industry specific AI models to support modernization across sectors. All this while we pave the way for the future, developing the next wave of capabilities to make operations increasingly intelligent and generate value with data and AI. This includes the evolution of industry specific AI models, real time decisioning architectures, autonomous and AI enabled processes, and advanced data driven automation designed to unlock new productivity frontiers. The acquisition of V8.Tech accelerates this trajectory by strengthening our expertise in cloud native digital engineering, computer vision, intelligent automation, and AI driven business applications, supporting the long term shift toward a more intelligent, data centric enterprise landscape.

We are accelerating the adoption of artificial intelligence across the Company, positioning AI as a transformative capability and a strategic imperative embedded in our operating model. Building on our initial focus on efficiency and agility, we are expanding the scope, scale and sophistication of AI use cases to support end-to-end value creation across networks, customer operations and support functions. Under our updated plan, AI becomes a foundational element of how we operate—guiding priorities, decision-making processes and execution throughout the organization as we advance toward an AI-First model.

We are strengthening our core business to generate cash flow to sustain new avenues of growth and increase shareholder remuneration. We believe that this unique combination of elements, with ESG agenda embedded in our business strategy, will result in the best value proposition for the investor community. In an effort to generate high value for shareholders and also finance our best value proposition to clients, we have focused on efficiency leadership. We have one of the highest EBITDA margin in the sector in LATAM and we will keep working on improving our operating free cash flow. Our Opex-efficiency agenda includes the digitalization and expansion of AI adoption across the Company, organizational simplification, make-or-buy initiatives and continued cost-discipline measures. In parallel, we are advancing lease optimization through the renegotiation of tower contracts, the expansion of RAN-sharing initiatives and targeted efforts to optimize tower-space utilization. On the Capex front, we are scaling the implementation of AI within the network domain, accelerating the transition to next-generation infrastructure, including selective 5G offload, and reinforcing overall network-efficiency measures. Additionally, we are improving working-capital management by renegotiating payment terms, strengthening accounts-payable processes and enhancing inventory controls.

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

This study generated a communication plan to our team focusing on ensuring simplification and understanding the strategy's priorities, bringing awareness and commitment through the launch of the internal campaign named “Identity 101” which was based on 3 pillars: “Customer First”, “Zero Barrier” and “You, Protagonist.”

As part of our cultural evolution, leaders were once again brought to commit to a set of cultural values that would guide our behavior and decision-making process, on a day-by-day basis, contributing to the achievement of business results. The values are: “Surprise the Customer”, “Be Protagonist”, “Overcome Barriers”, “Build Trust”, “Promote Inclusion” and “Think Big.”

Cultural values were connected to our performance evaluation process, corporate climate survey and also to other people management initiatives.

Protecting the value of our prepaid customer base and aiming at the growing of postpaid, shifting focus from absolute market share to revenue share, and strengthening our existing customer base.

After two years of unusual circumstances – including in 2022, the market presenting a series of disconnections of inactive prepaid lines acquired by leading carriers from Oi Móvel’s mobile business – since 2023, the Brazilian mobile telecommunications market returned to the trend of general reduction in the number of prepaid customers seen until 2020. Such performance is reasonable, as many users have sought better value for money, migrating to control plans (postpaid) due to the increasing need for internet access. We maintained our strategy to be chosen as the single SIM provider for the prepaid consumer market by providing offers that are attractive and valuable to customers while maintaining our reputation for quality and innovation. For the prepaid consumer market, our key priority is to offer simplification to improve customer experience with continued evolution of digital channels, while for the postpaid consumer market, our plan is to grow based on a “Mobile Challenger” approach pushing migration from prepaid, leveraging the benefits of 4G coverage leadership and establishing a customer long-term relationship driven by loyalty initiatives. We are continuously improving the digital channel and sales models experience. In the business-to-business market, we intend to leverage consumer offers and channels to gain market share in the small and medium businesses, or SMB. We are also pursuing the development of targeted markets such as the IoT, and the machine-to-machine market, or M2M, beyond simple connectivity, and evaluating business opportunities for the application, using the 5G network. Moreover, we are improving our sales channel strategy to increase not only efficiency but also sales productivity. Our growth strategy is mainly focused on addressing the potential for mobile Internet in the Brazilian market, particularly increasing mobile Internet penetration and data traffic. We believe mobile operators are in a strong position to address the demand for broadband in Brazil, with the ability to provide flexible price plans affordable to most of the Brazilian population. The lack of fixed infrastructure is still an issue for accessibility to fixed broadband, especially in suburban areas, making mobile coverage more suitable for such customers without broadband access. In addition to providing affordability and coverage advantages, mobile operators appeal to the new cultural demand for Internet connectivity at all times and in all places.

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

Providing affordable Internet access

Mobile network technology has created a business opportunity for CSPs to offer more affordable connectivity services to individuals, which brings benefits for both customers and the mobile operator. We are offering our prepaid and postpaid customers competitive data usage plans through wireless handsets or other data devices (e.g., tablets, wearables, etc.). We believe that our telecommunications activities generate positive impact beyond our business. Access to mobile telephony and broadband internet services allows not only communication, but also creates countless opportunities for people and companies, functioning as a powerful tool for innovation. This transformation also enables digital inclusion through the provision of connectivity to regions without access to these resources, such as isolated communities, rural locations and low-income areas. Our focus on increased data usage among our customers is also influenced by our ability to effectively manage our handset and accessories sales, with a focus on entry level 5G smartphone models, providing quality Internet access. This approach allows us to offer our services at a highly competitive price, offer convenient payment methods, meet market demand and allow for opportunities for innovation. The result of this strategy can be seen in the increase in our number of data users and in smartphone penetration, especially in 5G. Leading mobile Internet growth in our sector is a key pillar of our strategy, since we see this as the most important market in terms of growth and size in the foreseeable future. Our marketing efforts have also been designed to stimulate Internet usage and leverage our 4G and 5G networks by providing for suitable and affordable postpaid and prepaid Internet plans.

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

In 2024, TIM launched a project to expand 4G coverage across Brazilian highways and began developing partnerships with highways concessionaires. In 2025, the company surpassed 10,000 kilometers of covered highways in Brazil. During 2025, TIM enhanced its network capacity in São Paulo, Brazil’s largest state, by 40% through the most significant mobile network modernization in its history—one of the most comprehensive initiatives ever undertaken in the Brazilian telecommunications sector. This strategic investment strengthens TIM’s competitive positioning and quality service, directly benefiting approximately 10 million customers and supporting long-term growth. We have secured a premier position in mobile network quality by leveraging our superior spectrum capacity and advanced 5G coverage. We have been repeatedly nominated by OpenSignal, as the telecommunications company with the best Brazilian Network Consistency Quality Index. In January 2026, we achieved this award for the fourth consecutive time — leading by more than four percentage points over the second-placed operator. This recognition also reflects our top performance in both the overall Video Experience and Live Video Experience awards. In addition, we harness advanced 5G to reshape our market positioning and perception, delivering high-end customer experience to our clients with a 5G rollout strategy that put ourselves ahead of other operators in terms of number of municipalities covered with 5G technology, covering more than 1,000 Brazilian cities with our fifth-generation network, bringing 5G to over 70% of Brazil's population by the end of 2025, consolidating our position in faster and lower-latency 5G technology.

Since 2020, we have been developing an innovative customer platform strategy that aims to monetize our customer base. Strategic partnerships, together with Mobile Advertising, yielded revenues of approximately R$162 million in 2023, R$219 million in 2024 and R$129 million in 2025.

To reinforce our long-term strategy focused on the B2B market, in January 2026, we concluded the acquisition of 100% of the share capital of V8 Consulting S.A. (“V8.Tech, a technology company specialized in digital solutions integration, cloud services and managed services. The integration of V8.Tech’s cloud and digital service capabilities into our portfolio is expected to enhance our capacity to deliver end-to-end technology solutions, supported by highly specialized teams recognized for their industry expertise and technical know-how. This combination reinforces our intention to broaden our value proposition in higher-growth enterprise segments and to support corporate clients through advanced digitalization initiatives.

Significant AI adoption across core domains—including network operations and customer care—to reduce total cost of ownership, in collaboration with leading partners such as Google and Microsoft

We are accelerating the implementation of AI across our areas that are focused on efficiency and agility, taking this as strategic subject. We expect these efforts to deliver significant results, not only in operational performance but also in enhancing customer experiences. Our approach is comprehensive, impacting areas such as customer care, sales, marketing campaigns, self-service, and self-healing capabilities, through all digital channels available in a coordinated and data/context unique integrated approach.

Sales and Marketing Strategy

Our recent sales and marketing strategy has been characterized by:

•	focus on strengthening our positioning with high-value customers by offering integrated service propositions that go beyond traditional voice and data plans, including access to selected digital applications, such as video-streaming services, and more competitive pricing for flagship devices. Our approach to this business line is driven by a strategy focused on increasing customer value and expanding access to premium devices at attractive price points. In this context, in 2025, we inaugurated our concept store, Flagship Oscar Freire, designed to reinforce our brand positioning among high-value customers. The store offers an interactive retail environment that showcases our portfolio of services and products and is intended to enhance customer engagement and brand experience, particularly among opinion leaders and high-value consumers;
•	strengthening our strategy in respect of the migration of customers away from the prepaid, by focusing on recurrent offers instead of daily offers and therefore boosting consumption;

•	a continuous evolution of our postpaid plans, within which we are pursuing a number of strategies, including: (i) a review of our offers in order to stimulate the sales of postpaid plans, with discounts in services and handsets, according to the commitment of the customers; (ii) add value, including value-added services as part of our plans, without extra charges; (iii) creating new markets for postpaid plans, according to our customers’ usage profile; (iv) creating new opportunities for transitioning the higher spending prepaid and TIM Controle customers to postpaid; (v) creating customizable plans for streaming subscription by the postpaid customers; and (vi) launching 5G dedicated offers to monetize our investment in 5G, providing additional data allowances and exclusive contents to our high end customers;
•	an effort to maintain our position as an innovator by relaunching TIM Black Família, as the first mobile plan in Brazil with flexible bundle for streaming subscription where the customer can choose between premium streaming services in their plan. The portfolio also includes the following on all family plans: large data packages to share with up to six lines, data rollover, international roaming (including data package for use in the American continent, seven days of unlimited WhatsApp and 30 minutes of voice) and a new app experience with many new functionalities, such as Internet control and self-care provisioning, which allows the owner of the contract to share Internet with the other lines through the app. In addition, the TIM Black portfolio has benefits like data rollover and international roaming (data package for use in the American continent);
•	exclusive and distinctive partnerships with major digital brands to boost loyalty and monetization. We have launched exclusive deals with Netflix, HBO, YouTube, Disney, Apple and Amazon throughout the last few years. In 2025, we maintained a partnership with Apple to bundle its Apple One services offers with distinctive deal on iPhones. This strategy has proven to be highly successful given the rapid increase in our high-value, postpaid customer base;
•	a monetization process in respect of our postpaid customer base, leveraging ARPU, via a “more for more” strategy and end-to-end product offerings which result in higher revenue generation;
•	enhance customer retention and value in the postpaid by launching TIM Mais Program, an exclusive, high premium loyalty initiative provides daily rewards, such as cinema tickets, food and mobility vouchers, and sweepstakes, along with access to premier experiences, including Rock in Rio, Lady Gaga and Formula 1; and
•	strengthening and expanding our fixed internet service. TIM UltraFibra offers high quality ultra-broadband, with high-speed data connection. To navigate our way through new markets, we, through partnership with I-Systems and others, have accelerated our footprint expansion, FTTH network coverage and continued to grow, prioritizing the consolidation of already active clusters. We ended 2025 with growth of 54% year-over-year of total homes passed (HPs) with fiber, operating in 302 cities, and with an ARPU increasing by 1.9% when compared to 2024. TIM UltraFibra ended 2025 with 850 thousand connections, increasing the FTTH base by 60 thousand accesses (a increase of 7.6% year-over-year), maintaining its growth trajectory, with the FTTH base as the main lever. Higher value plans, with speed 400 Mbps or above, continue to gain more relevance, reaching 90% of the total base on December 31, 2025. We intend to continue expanding TIM UltraFibra services through the Neutral Network model, in partnership with I-Systems and Vtal (current contracts).

In the corporate business, we continue to work to increase our B2B market share, through the improvement of the Traditional mobile & ICT portfolio, added to the launch of new solutions.

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

In 2025, our strategy expanded beyond these four verticals with the addition of the Internet of Vehicles (IoV) business. This new vertical strengthens our role in supporting the digital transformation of both established automotive manufacturers in Brazil and new market entrants, enabling the evolution of connected mobility and next-generation vehicle platforms.

This expansion adds a critical strategic layer to our B2B ambitions, enhancing our role as a comprehensive technology partner for companies of all sizes. It also strengthens our ability to capture value in high-growth segments within Brazil’s evolving digital ecosystem, reinforcing our commitment to driving innovation, efficiency, and modernization across the country’s productive sectors.

Mobile Service Rates and Plans

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

Our postpaid plans include the following charges:

•	monthly subscription charges, which usually include voice, data and digital contents, that are included in the monthly service charge;
•	usage charges, for usage in excess of the specified number of minutes included in the monthly subscription charge; and
•	additional charges, including charges for value-added services and data services.

Some postpaid plans are designed for high- and moderate- usage subscribers, who are typically willing to pay higher monthly fees in exchange for more benefits like partnerships, roaming and discounts on device prices. We also offer customized services to our corporate clients, which may include local call rates between employees wherever located in Brazil.

We offer a single prepaid plan with promotional offerings, which does not include monthly charges. Prepaid customers can purchase a prepaid credits plan that may be used for calls, data and additional services, based on the specific customer’s needs. We have agreements with large national retail store chains, in addition to partnerships with regional retail store chains, to offer recharging online. Customers can also recharge straight from their mobile handsets using credit cards on our app Meu TIM and their bank app

Consumer Plans

In 2025, we continued to improve our positioning towards high value consumers, offering a variety of plans bundling voice, data packages, roaming to Latin America, Europe and World (in accordance with the signed plan) and free access to certain applications, as well as digital value-added services (i.e. music, e-reading and video streaming). The approach to this business is driven by the strategy of adding value for the customer base and ensuring users a premium custom experience.

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

Postpaid Plans

In the higher value postpaid, we have maintained our position in the market as an innovator and disruptor with our new TIM Black Família and TIM Black plans improving our portfolio by offering large, shared data packages with monthly video streaming subscriptions.

TIM Black Família plans start at R$209.99 for an entry level plan with unlimited off-network calls, 80 Gb shared data package (for one main line and one dependent), and 10Gb data for OTT applications such as Facebook, Instagram and others. The main offer is set at R$304.99 (for one main line and three dependents) with unlimited off-network calls, 120 Gb shared data package, Netflix, HBO GO, YouTube Premium, Disney + or Paramount monthly fee included, and 10Gb data for OTT applications such as Facebook, Instagram, data rollover, international roaming and others.

TIM Black plans start at R$119.99 for an entry level plan with unlimited off-network calls, 40Gb data package (for one main line), and 10Gb data for OTT applications, such as Facebook, Instagram and others. The main offer is set at R$149.99 (for one main line) with unlimited off-network calls, 60 Gb data package, data rollover and international roaming (data package for use in the American continent) and other benefits like 10Gb data for OTT applications and value-added services such as music, e-books and magazines.

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

TIM Controle plans start at R$57.99 with unlimited calls and 15 Gb Internet. The main offer in the TIM Controle portfolio (which has a commercial focus) is set at R$69.99 with unlimited calls, 20 Gb Internet and 5G for OTT applications.

Our control plans offer premium partnership benefits with the major entertainment brands in streaming: Amazon, Paramount, Netflix, Disney, etc. It was a pioneering move, and we were the first carrier to offer such benefits for the control customers.

Corporate Plans

The strategy in mobile & ICT market is to strengthen our core business by evolving the traditional fixed and mobile portfolio both voice and data, while capturing new opportunities with new solutions segments, reinforcing our position as a significant player among large companies. We continue to evolve our value-added solutions to meet the broader needs of our premium customers.

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

In 2025, we strengthened our position as a leading force in the digital transformation of rural areas, highways, and Brazilian cities, expanding connectivity to previously underserved regions and enabling significant gains in productivity, efficiency, and social impact. In agribusiness, NB-IoT coverage grew more than 25%, while 4G coverage for rural IoT reached 26.2 million hectares, advancing over 32% and reinforcing our role in automation and operational intelligence across the sector. In logistics, we expanded coverage to 10,259 kilometers of highways — an 83% increase — enabling advanced tracking, telemetry, and safety solutions. From a socioenvironmental perspective, we connected 2.6 million people in rural areas, expanded service to more than 53,000 farms, and recorded a 38.7% increase in smart public lighting, totaling 472,000 installed points, demonstrating how our IoT infrastructure accelerates development in historically underserved regions.

In an unprecedented initiative, we signed the Rural Connectivity Program with the Government of Paraná, designed to accelerate network deployment in remote areas through an innovative financing model that converts ICMS tax credits into direct infrastructure investment. We were the first operator to join the program, allocating R$22 million to deploy 116 antennas across 83 municipalities, expanding coverage to approximately 40,000 people directly and more than 2 million indirectly. This model reduces investment barriers, accelerates socioeconomic benefits, and reinforces our leadership position in rural connectivity.

Value-Added Services

We constantly seek to increase value to our customers through innovative offers and products. We offer, directly or through agreements with third parties, value-added services in varied categories, such as education, music, reading, games, videos and social networks.

Since 2022, the company has enhanced its value proposition through a series of innovative bundled offerings enabled by strategic partnerships. It began by introducing free Amazon Prime Video access to prepaid customers, driving a significant increase in spending among users of the service. Building on this foundation, the company expanded its portfolio by incorporating Apple One into its premium family plans and later enriched its offerings by enabling customers to select benefits from leading global streaming platforms through a flexible, choice-based bundle structure.

In 2025, we prioritized revenue growth through the expansion of standalone entertainment services. Throughout the year, we strengthened our portfolio and accelerated commercial initiatives focused on meeting the increasing demand for flexible, high-value digital content. As a result, revenue from standalone entertainment streaming services grew by 81% year over year, reaffirming our ability to capture emerging market opportunities and enhance our digital services ecosystem.

Digital Channels

Since 2022, we have continued to expand our digital channels and insurance services, which were relaunched in 2018 with a broader portfolio, enabling a more comprehensive approach to this market. During this period, we introduced new digital customer service channels designed to enhance convenience and reduce reliance on traditional call-center interactions. We continued to deploy DialMyApp, a tool that displays a visual interactive voice response (“IVR”) interface on customers’ smartphones when they contact our call center from Android devices, allowing issues to be resolved directly on the device without navigating conventional voice menus. We achieved the highest level of customer engagement on this platform among Brazilian telecommunications operators.

We also expanded the use of Rich Communication Services (“RCS”), a platform developed by Google that enables customer interactions through visual and interactive messaging formats with a more efficient cost structure. We were the first telecommunications operator in Brazil to launch customer service through RCS. In parallel, we initiated the internalization of pre-paid and post-paid migration processes under the oversight of a board dedicated exclusively to digital and remote channels, which was established in 2021.

In 2023, our primary objectives included increasing the share of proprietary channels, advancing the internalization of e-commerce operations and redesigning the MEU TIM application to enhance customer experience, expand the user base and improve the digital journey. In 2024, we implemented the second phase of this transformation, introducing new features related to activation, portability and eSIM processes and fully eliminating dependence on external vendors. During the same year, we completed the redevelopment of the MEU TIM application and concluded the initial phase of bringing e-commerce systems and operations in-house. This transition contributed to record digital sales performance and a significant increase in unassisted sales channels.

Our ongoing focus has been on optimizing the customer journey by improving conversion rates, equalizing digital services across channels, delivering a more integrated omnichannel experience and reducing the operating costs associated with human-assisted services. We have also advanced initiatives to consolidate text-based service channels through a unified chat platform and to centralize communication tools, such as WhatsApp and chatbots, into a single application. In addition, we have enhanced personalization on our website to facilitate customer interaction and route leads more effectively across channels.

In 2024, we began prioritizing digital sales initiatives such as abandoned-cart recovery and receptive sales, aimed at re-engaging customers who demonstrated interest in our products but did not complete a purchase. In 2025, we further consolidated the expansion of digital channels within the B2C Mobile Sales market, which is responsible for e-commerce and remote sales strategies, increasing the use of artificial intelligence and improving customer relationship management across areas such as retention and billing. During 2025, our e-commerce platform delivered new features focused on customer acquisition through number portability and new subscriptions, including the use of SIM and eSIM activation portals for post-paid plan sales, resulting in approximately 15,000 additional post-paid plans sold per month.

Customer Service

In order to serve our customer base of almost 62 million customers, we aligned the insourced/outsourced service operations with the best practices of the Brazilian telecommunications business.

We operate through 23 inbound call centers, of which five sites are specialized partners in customer service, focusing on high-value customer service, core processes and critical “referral channels.”

As of December 31, 2025, we had approximately 12,000 points of sale premium stores and resellers (exclusive or multi-brand), in addition to established partnerships with major retail chains. This number includes 166 company-owned stores. Beyond these physical stores, our customers have access to prepaid services through supermarkets, newsstands, and other small retailers, totaling more than 160,000 points across Brazil.

Since 2021, TIM has been enhancing its store models with the goal of offering even more services to our customers combining experience and innovation through spaces where it is possible to try out smartphones, accessories, and connected-home devices, along with the TIM UltraFibra experience. Since then, we opened stores in the "concept" and "future" segments, ensuring our plan to modernize our network reach. As a highlight of a new segmentation, we launched a new store model TIM’s flagship store on Oscar Freire in São Paulo was designed to be an innovative space that transforms each visit into a unique experience, bringing together technology, music, and creativity in a modern and interactive environment. With this new segmentation approach, the channel begins to generate greater value, strengthening customer relationships and increasing profitability among higher-potential clients.

In 2025, we reached the milestone of 166 company-owned stores and 699 commercial partner stores. In 2025 for the corporate market, we s closed the year with 252 business partners serving small and medium-size companies

In 2025, TIM reaffirmed its commitment to ESG by implementing initiatives that promote inclusion, diversity, and accessibility in its consumer service channels.

To broaden income-generating opportunities for independent entrepreneurs, in 2025 TIM officially announced the relaunch of the TIM+ Vendas app, a digital platform that enables the resale of SIM cards and top-ups in a simple, secure, and fully digital way. With a modern and intuitive interface, users can place online orders, make payments via Pix or bank slip, and receive products directly at home. This initiative reinforces TIM’s strategy of democratizing access to telecommunications while promoting financial inclusion and economic growth.

We conducted the maintenance of the project "Caminho Delas", safe spaces in stores for women at risk, providing access to the geolocation service via application Positive Women and guaranteed during the year 2025 the 1st place in the ASA indicator of Accessibility in Stores of ANATELSince 2020, digital channels have been a core component of our service strategy through the MEU TIM mobile application and the MEU TIM web portal. These channels support self-service functionalities, prepaid recharges and the upselling of additional services. In addition to enhancing customer experience through faster response and resolution capabilities, digital channels have enabled cost reductions in areas such as customer service operations and sales commissions.

In 2025, we advanced this strategy with the launch of a new MEU TIM customer service portal, which fully integrated the mobile application and web environments into a single, unified platform. This integration was designed to deliver a consistent and seamless customer experience across channels and resulted in improvements in usability, journey continuity and issue resolution, while also positively impacting key business indicators, including digital engagement, self-service adoption, operational efficiency and revenue generation through digital channels.

During 2024 and 2025, we also significantly enhanced our text-based customer service channels by modernizing platforms and expanding interaction capabilities. These initiatives included the enhancement and scaling of CHAT MEU TIM, available through both web and mobile environments, as well as the expansion of service interactions through WhatsApp, allowing customers to engage with us through the channels best suited to their preferences and needs.

These developments extended beyond the introduction of additional channels and focused on improved orchestration, usability and end-to-end resolution capabilities. As a result, text-based interactions became more effective and resolutive, contributing to higher customer satisfaction while supporting key operational objectives, including higher digital resolution rates, reduced reliance on assisted service channels and increased operational efficiency.

Since 2021, we have been working to keep our “customer experience” foundational pillar as a focus (see “—Our Strategy”), creating initiatives that seek to put the customer as the center of decision-making. The approach used to promote this cultural transformation was guided by the relationship between customers and employees.

We have evaluated and taken action to improve the experience and professional development of our employees, with educational projects to promote engagement and insight, focused not only on technical, functional or soft skills competences, but also on the new capabilities required to reach industrial and business goals. These efforts strengthened the bonds between an employee’s business functions and the products and services they deliver to the customer. The impact was noticeable in our organizational climate survey, a study performed by consulting company mercer, considering several companies in Brazil and the global telecom market, in which our employees’ performance with respect to “quality and customer focus” remained consistent and stable at 88% in 2025. The business area supporting these initiatives was divided into three sections: design, execution and monitoring.

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

In addition, we continued to use the so-called net promoter score (“NPS”) as key performance indicator to assess customer experience and advocacy across specific customer journeys, as well as overall customer perception of our services.

We have also sought to maximize customer satisfaction through improvements in our processes and systems, including customer journey mapping, where employees are invited to assume the customer perspective using empathy maps and design thinking tools. The goal of using these methods is to reduce customer effort, increase customer success and to ensure positive emotions towards our brand.

In this context, our ombudsman function has expanded beyond its original role of representing the company before official consumer protection authorities and handling escalations from other service channels. The ombudsman now plays a strategic role in governance and in driving initiatives aimed at improving customer experience. Reporting directly to the chief executive officer, the ombudsman is responsible for conducting market research, monitoring customer satisfaction indicators and generating insights to support best practices.

The ombudsman also reinforces our customer-care culture by operating as an independent accountability channel and supporting continuous improvement. Through analytical methodologies, the ombudsman contributes to the prevention of recurring issues by mapping customer behaviors, profiles and key drivers of contact across the ombudsman function and other second-level channels, including ANATEL, PROCON and similar authorities. By analyzing customer journeys and interaction histories, the ombudsman identifies root causes of complaints and provides actionable insights, enabling accountability across business units, supporting corrective actions and reducing the likelihood of similar issues affecting other customers. These activities strengthen our governance framework and contribute to improvements across products, services and the customer service chain.

Customers’ Feedback

We gather the feedback of our customers through multiple research and feedback mechanisms, primarily surveys, which enable us to gain deeper insights into customer journeys, needs and pain points. These insights support continuous improvements to our services and products and contribute to clear and effective communication with relevant stakeholders.

Our key research initiatives include customer experience and satisfaction surveys, which monitor important performance indicators, such as the Net Promoter Score (NPS), across our customer base and, where applicable, the broader telecommunications market. We also conduct brand image and communication surveys, as well as studies focused on the attractiveness and usability of our services and products, to better align our offerings with customer needs and expectations.

We view each customer interaction as an opportunity to create additional value by offering new or more suitable services, refining personalized offerings and continuously improving customer experience across our touchpoints. Through this approach, we seek to support customer satisfaction, informed innovation and sustainable business growth.

Lines of Revenue

Our revenues from mobile and fixed services include: (i) monthly subscription charges, (ii) network usage charges for local mobile calls, (iii) roaming fees, (iv) interconnection charges, (v) national and international long-distance calls, (vi) value-added services, and (vii) co-billing. Additionally, we have revenues from sales of products (mobile handsets and accessories), (viii) IoT solutions setup fee (ix) IoT monthly subscription charges and other customer platform related revenues.

Monthly Subscription Charges

We receive a monthly subscription fee under our postpaid mobile plans, which varies based on the usage limits under the relevant plan.

Network Usage Charges

ANATEL has defined that each National Code (CN) represents a home registration area. Calls within the same home registration area are considered local calls. Each of our customers is registered as a user of one of our home registration areas.

•	VC1 (local rate): The VC1 rate is our base rate per minute and applies to mobile/fixed or mobile/mobile calls made by a customer located in the customer’s home registration area to a person registered in the same home registration area.
•	VU-M: The VU-M, also known as an interconnection rate for mobile phones or mobile termination rate, is the fee another telecommunications service provider pays for the mobile companies for the use of their network. See “—Interconnection Charges.”

As determined by ANATEL (Act No. 3246/2023), VU-M values are as follows:

Region of the GAP*	Values starting in February 25, 2024	Values starting in February 25, 2025	Values starting in February 25, 2026
I	R$ 0.01472	R$ 0.01503	R$ 0.01499
II	R$ 0.01599	R$ 0.01650	R$ 0.01686
III	R$ 0.01738	R$ 0.01779	R$ 0.01779

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

The PGMC approved in 2025 the inclusion of Roaming EIR (within the same registration area until December, 2031). Also, was determined to impose certain conditions, such as (i) reference prices for roaming; and (ii) prohibition, for five years, of charging for M2M and IoT subscriptions (until September 2027 for us).

Interconnection Charges

We receive interconnection revenues for any calls originated on another service provider’s network, whether mobile or fixed line, that are received by any mobile customer, ours or of other providers, while using our network. We charge the originating service provider an interconnection fee for every minute their call uses our network. Conversely, when our users place calls to numbers connected to other operators’ networks, we must pay those operators the applicable interconnection fees.

We have entered into interconnection agreements with most of the telecommunications service providers operating in Brazil. These agreements set forth, among other things, the number of interconnection points, the technical standards for the transmission and reception of signals, and the applicable costs and fees for interconnection services. All interconnection contracts must be submitted to ANATEL for approval. Nevertheless, even in the absence of ratification by ANATEL, the parties remain obligated to provide interconnection services to one another.

The interconnection fees we were allowed to charge other telecommunications companies, and which other mobile telecommunications companies charge us, were historically adjusted by inflation. Transition rules were defined and applied until July 2014, as stablished by Resolution No. 639/2014. ANATEL subsequently issued the rule for the definition of reference rates for entities with significant market power, based on a cost model, for VU-M, as well as maximum rates for TU-RL. Since the issuance of Resolution No. 639/2014, interconnection fees have been decreasing based on a specific glide path, until 2019. Starting in 2020, ANATEL has determined that VU-M values will rise slightly again. Currently, Act n. 3246/2023 provides for the VU-M values, See “—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation.”

Long Distance

Telecommunications customers in Brazil can select long-distance carriers on a per-call basis using the carrier selection code (CSP), a mechanism introduced in July 2003. By dialing a two-digit code before dialing long-distance numbers, customers can choose their preferred carrier. However, ANATEL Resolution No. 768/2024 introduced a major restructuring of local calling areas, redefining them to coincide with each National Code (area code or DDD). As a result, all calls made between municipalities sharing the same DDD are now classified as local calls, which significantly reduces the number of calls treated as long-distance and, consequently, decreases the situations in which CSP selection is required.

We continue to offer nationwide long-distance services for mobile customers, and users of other providers may still select our service through our CSP code. CSP remains applicable only to calls between different DDDs, narrowing its operational scope.

Under this structure, a customer is charged VC1 rates directly by us only for calls made and completed to a number registered within that customer’s home registration area. However, long-distance calls are billed to the customer by the chosen long-distance carrier. When our customer selects another long-distance carrier, that carrier pays us a VU-M fee for any use of our network to complete the long-distance call. The reclassification of many previously long-distance calls as local calls reduces overall long-distance traffic, which may affect the volume of VU-M revenues associated with long-distance interconnection.

VU-M is the fee paid to us by another telecommunications service provider for the use of our network by that provider’s customers, in this case in connection with long-distance calls. See “—Interconnection Charges.”

STIR SHAKEN - STIR (Secure Telephone Identity Revisited) e SHAKEN (Signature-based Handling of Asserted information using toKENs)

ANATEL has intensified its actions to combat fraudulent calling practices, including spoofing and robocalls. In recent years, ANATEL has encouraged the implementation of the STIR/SHAKEN framework and, with the publication of Acórdão No. 201/2025, made call authentication mandatory.

Under this framework, the authentication requirement initially applies to “large callers,” defined as entities originating more than 500,000 calls per month, which are required to activate call-authentication mechanisms by February 2026. The objective of this measure is to mitigate spoofing and abusive calling patterns by enabling reliable validation of calling numbers.

Interconnection routes between large service providers have already been configured to support STIR/SHAKEN authentication. Further implementation steps and operational requirements remain under discussion between service providers and ANATEL.

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

Other service providers also perform co-billing for TIM when their users use TIM’s CSP 41 to place long-distance calls, remitting the revenues from those calls to TIM.

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

Sales of Product

We offer a diverse portfolio of handset models from several manufacturers for sale through our dealer network, which includes our own stores, exclusive franchises and authorized dealers. We are focused on offering an array of handsets, including essential and smartphones devices with enhanced functionality for value-added services, while practicing a policy of increasing 5G smartphone penetration. Our mobile handsets can be used in conjunction with either our prepaid or postpaid service plans. In 2025, we continued to expand our technological products in our own retail stores, including video game consoles, smart televisions, audio devices and other consumer electronics, supported by a more competitive pricing strategy.

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

Certain aspects of billing customers in Brazil are regulated by ANATEL. The new user rights regulation (“RGC”) – Resolution No. 765 published in November 2023, established new rules, such as the possibility of total service suspension 15 days after the customer notification and the suspension of charges during the suspension period. The application of these new rules became effective in September 2025.

In order to avoid delinquency and discontinuation of service, however, we have invested in CRM models to identify customers with a higher propensity for early delinquency and also reinforced credit history checks for our customers prior to service activation.

In August 2024, we launched the new TIM invoice layout, making it easier to understand the bill and highlighting the QR code for payment. In December 2025, 68.4% of the payments made by our customers were via PIX and we achieve a 99.1% penetration of digital invoices.

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

Lastly, 2022 was marked by the launch of 5G technology in Brazil, which seeks to meet the demand for higher connection speeds. We ended 2025 having launched 5G technology in 1,089 cities, reaching over 70% of the Brazilian population, with a much higher number of antennas than required by ANATEL, allowing us to provide an even better experience for our customers.

The following table shows information regarding Brazilian mobile telecommunications, at the dates indicated.

	As of or For the Year Ended December 31,
	2025	2024	2023
Brazilian population (millions)(1)(2)	213.4	212.5	203.1
Estimated total penetration (%)(3)(4)	126.7%	123.9	126.1
Brazilian wireless subscriber base (millions)	270.4	263.4	256.4
National percentage subscriber growth (%)	2.7	2.8	1.7

(1)	According to the last information disclosed by IBGE from the preview of the population of the municipalities based on data collected by the 2022 Demographic Census (December 2022), that was reviewed in the mid of 2023. For 2024 and 2025, it is an IBGE estimate. https://www.ibge.gov.br/estatisticas/sociais/populacao/9109-projecao-da-populacao.html
(2)	The 2022 numbers were based on an estimate released by the IBGE and considering actual data collected in respect of 2023 and 2024, appeared to show an upward deviation which may have considered the population higher than it should have. https://informacoes.anatel.gov.br/paineis/acessos/telefonia-movel
(3)	Percentage of the total population of Brazil using mobile services, equating one mobile line to one subscriber (December 2022).
(4)	Based on information published by ANATEL.

Our Network

Our mobile network uses 5G, 4G, NB-IoT, 3G and 2G technologies and cover 100% of the urban Brazilian population.

Between 2007 and 2014, we acquired new RF authorizations used for 3G and 4G mobile telephone services at the 2100 MHz, 2500 MHz and 700 MHz bands. In order to move toward 4G services, in October 2012, we acquired additional bandwidth in the 2,530-2,540 MHz and 2,650-2,660 MHz sub-bands, with national coverage. In September 2014, we invested approximately R$2.85 billion to acquire bandwidth in the 700 MHz range, which aligned with our strategy of expanding our broadband and 4G service across Brazil. We began providing our services in the 700MHz range in 2016. See “—Regulation of the Brazilian Telecommunications Industry—Frequencies and Spectrum Background.” In December 2015, ANATEL auctioned left over radio frequencies in the 1,800 MHz, 1,900 MHz and 2,500 MHz bands. We submitted bids for the left over lots of the 2,500 MHz band, in the 2,500-2,510 MHz and 2,620-2,630 MHz sub-bands – known as P-Band, which had originally been auctioned in 2012. This particular P-Band spectrum provides 4G mobile services. We acquired the lots for Recife, in the state of Pernambuco (Region AR 81), and Curitiba, in the state of Paraná (Region AR 41), based on our bids which totaled R$57.5 million. The corresponding authorization terms were signed in July 2016. During 2017, several municipalities throughout Brazil had their analog TV signals switched off, freeing up the bandwidths in those regions for 4G mobile services. In 2018, the analog TV switch-off schedule was completed in regions where it is necessary to clean up the 700 MHz spectrum for the LTE. Therefore, by September 2019, all municipalities were able to receive our expanded 4G coverage through the 700 MHz band. Throughout 2024, the entity created to ensure the spectrum cleanup, called the Entity for Administration of TV and RTV Channel Relocation and Digitalization Process, or EAD, was expected to be terminated after fulfilled its obligations. Nevertheless, in 2024 it was decided that EAD will develop new projects related to LTE covered expansion, television upgrade and clean up maintains.

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

As a result of our investment in infrastructure, in March 2022 we announced that we had completed our implementation of the standalone 5G network CORE. This was necessary for us to be able to provide fifth-generation services in accordance with government requirements. ANATEL approved a revised schedule for granting access to the 3.5 GHz spectrum band in order to activate the 5G network in the Brazilian capital and Federal District of Brasília after August 2022, commencing the commercial operations of 5G SA throughout Brazil. In 2022, we began the rollout and now have 5G coverage in Brasília and all 26 state capitals reaching a total 1,089 cities at the end of 2025, with a special focus on the cities of São Paulo, Rio de Janeiro, Curitiba, Recife, Salvador, Brasília e Fortaleza, where 100% of the neighborhoods were covered, allowing traffic growth through a new, faster and more efficient access network.

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

On July 22, 2020, we obtained ANATEL’s approval, and, on June 3, 2020, obtained CADE’s approval for the execution of two agreements with Vivo aimed at sharing 2G, 3G and 4G mobile network infrastructure for agreed consideration, increasing the network cost efficiency through the initiatives Single Grid and 2G Switch-off. These two sharing agreements reinforce the evolution process of the Brazilian telecommunications market in terms of network infrastructure sharing. For details see “Item 4. Information on the Company—A. History and Development of the Company—Historical Background—TIM and Vivo new sharing agreement.”

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

At the end of 2025, our fixed infrastructure, including remaining metropolitan infrastructure and long-distance assets, is highlighted by the following characteristics:

•     an extensive fiber transport network including a national backbone, regional fiber to the city and a metro network with more than 132,000 km of fiber;

•     2,000 cities connected with optical fiber; and

•     more than 17,000 towers connected with optical fiber.

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

By the end of 2025, we had 16 virtualized Core Network Datacenters (DCC) located in Rio de Janeiro (2), São Paulo (2), Fortaleza (2), Salvador (2), Brasília (2), Belo Horizonte (2), Belém (2) and Curitiba (2), in addition to 19 virtualized Edge Network Datacenters (DCE) located in Campinas, Porto Alegre, Natal, João Pessoa, Florianópolis, Blumenau, Maringá, Londrina, São Luis, Goiânia, Recife, Santos, São José dos Campos, Uberlândia, Varginha, Feira de Santana, Teresina, Manaus and Ponta Grossa. Most of our core network functions are already running in a virtualized fashion by means of these network datacenters. The migration of additional network functions to a virtualized datacenter will be based on a roadmap of virtual network functions, or VNFs, respecting the maturity of each network function.

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

In 2018, we implemented a new security system to access our new and legacy platforms, called “Secure Password.” It uses a secure shell, or SSH, security protocol, monitors attempts of non-standard access and generates related warnings (IAM-Identity Access Management). This process involves password encryption and a logical safe that only grant recovery to authorized users while also granting and recording access through video and text devices. More specifically, it features: (i) password authentication with a maximum validity of 90 days; (ii) authorization through a login administration interface; and (iii) audit (logs) generated by the system, allowing the traceability of user actions from the beginning to the end of each operation. The system also sends logs to a centralized system as a historical database. Additionally, we have a plan to mitigate network risk on a macro scale that prioritizes our critical network infrastructure based on a risk map and the Network Resilience Plan. The Network Resilience Plan allows us to focus on the main issues, and these in turn become the basis for crafting short-, medium- and long-term mitigation measures to enhance the robustness of the network.

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

In 2025, we maintained the transformation pace initiated in 2022 in our network decommissioning program. The decommissioning governance model, materialized in new projects to manage our assets within budget limits and through an effective and consistent communication channel (“RADAR 4.0”), ensured the strategy's execution. Automations and procedural improvements substantially reduced the number of service level agreements (SLAs) related to decommissioning. Additionally, we increased production capacity through new service contracts and supported the growth of the tax and accounting teams contributing to the decommissioning process.

As a result, we were able to meet the strong increase in demand generated by strategic projects such as the completion of the SPE Cozani integration, the Vivo sharing agreement, the integrity control commitments, and others. as of the date of this annual report, we have a more robust structure in place, ready to meet the demand expected for 2026.

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

In April 2014, TIM Celular (now TIM S.A.) and Oi entered into an agreement for the joint construction, implementation and reciprocal assignment of parts of their respective GSM (2G) and UMTS (3G) network infrastructures in cities with less than 30,000 inhabitants, which was also approved by ANATEL and CADE.

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

On December 19, 2019, pursuant to the Vivo MoU with Vivo, two new sharing agreements have been entered into regarding: (i) the creation of a unique network in 2G technology; and (ii) a single-grid agreement that will result in an expansion of 3G and 4G networks and a network consolidation in small cities (with less than 30,000 inhabitants). Both agreements were approved without restrictions by CADE and ANATEL in 2020, reinforcing the evolution of the Brazilian telecommunications market in terms of network infrastructure sharing. On September 2, 2024, we and Vivo submitted to CADE and ANATEL the amendments to these sharing agreements. On October 22, 2025, CADE approved the addendum of the sharing agreement signed in December 2019; however, such addendum remains subject to approval by ANATEL.

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

International Roaming Agreements

We have international roaming agreements available in 207 different countries with 457 international operators that encompass 595 individual (PMNs) networks. These agreements include at a minimum voice service and may be enhanced based on the technology available on the visiting network and can include voice, SMS and data (2G, 3G, 4G, 5G NSA and VoLTE). Our international roaming agreements have steadily expanded in recent years. By the end of 2025, we expanded our 5G NSA data coverage to 81 countries, covering the main travel destinations for Brazilians. In addition, we offer 4G roaming in 137 countries and established VoLTE connections in 48 countries.

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

In July 2019, Brazil entered into a free trade agreement with other Mercosur member countries providing for the elimination of international roaming charges. On September 3, 2025, Legislative Decree No. 192/25, which approved the elimination of international roaming charges for end users within Mercosur, was enacted. Although the agreement is now in force, the effective elimination of roaming charges remains subject to implementation by ANATEL.

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

In 2025, Decree No. 17,456/25 was published, providing for the exemption from licensing requirements for telecommunications stations that are part of machine-to-machine (M2M) communication systems.

On December 26, 2025, Law No. 15,320 was enacted, extending until December 31, 2030 the tax benefits applicable to inspection fees for installation and operation, the Contribution for the Promotion of Public Broadcasting, and the Contribution for the Development of the National Film Industry (CONDECINE) levied on telecommunications stations that are part of machine-to-machine communication systems and small satellite stations.

ANATEL

Over the years, ANATEL has published several Resolutions that apply obligations to the telecommunications sector, among which we can highlight:

Resolutions published in 2025

(i)       Resolution No. 772/2025 (January 2025): approved the Brazilian Frequency Allocation, Designation and Distribution Plan (Plano de Destinação, Designação e Distribuição de Faixas de Frequências – PDFF), establishing the allocation, designation and specific conditions of use applicable to relevant frequency bands;

(ii)       Resolution No. 777/2025 (April 2025): repealed and amended prior resolutions and approved the General Telecommunications Services Regulation (Regulamento Geral de Serviços de Telecomunicações – RGST);

(iii)       Resolution No. 780/2025 (August 2025): amended the Regulation on Conformity Assessment and Type Approval (Homologation) of Telecommunications Products, including requirements applicable to data centers;

(iv)       Resolution No. 783/2025 (September 2025): approved the revised PGMC; and

(v)       Resolution No. 785/2025 (December 2025): approved ANATEL’s planning for future tendering processes (auctions) for authorizations to use radio frequencies associated with SMP under the Prisma framework.

Main Public Consultations held in 2025

(i)       Public Consultation No. 09/2025: planning for spectrum tendering processes to grant authorizations for the use of radio frequencies associated with SMP;

(ii)       Public Consultation No. 30/2025: network sharing and roaming obligations applicable to highways and remote or underserved areas;

(iii)       Public Consultation No. 31/2025: use of artificial intelligence by ANATEL for monitoring and supervisory activities;

(iv)       Public Consultation No. 32/2025: review of the cybersecurity regulation applicable to the telecommunications sector (Regulamento de Cibersegurança – R-Ciber); and

(v)       Public Consultation No. 48/2025: Conformity assessment requirements applicable to data centers integrated into telecommunications networks.

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

In December 2025, ANEEL approved the draft joint resolution on distribution pole infrastructure sharing, which has been forwarded to Anatel for further review and final deliberation, as joint publication by both agencies is required for the new framework to enter into force. In this context, the matter remains included in Anatel’s 2025 Regulatory Agenda, with final approval currently expected in the first half of 2026.

We also monitored and participated in Public Consultation carried out by Ministry of Finance, regarding the Economic and Competitive Aspects of Digital Platform.

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

In June 2020, the Brazilian Federal Government published Decree No. 10,402/2020 which regulates Law No 13,879/2019 and provides for the adaptation of the concession instrument to authorization of telecommunications service and on the extension and transfer of radiofrequency authorization, grants of telecommunications service and satellite exploration rights. Oi, Claro, Telefônica and Algar have already signed Single Adaptation Agreement.

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

Our predecessors were granted SMC concessions and in December 2002, such SMC concessions were converted into PCS authorizations, with an option to renew the authorizations for an additional 15 years. We acquired PCS authorizations in conjunction with bandwidth auctions by ANATEL in 2001 and subsequently acquired additional authorizations and operations under the PCS regulations as well.

In connection with the conclusion of the Reorganization whereby TIM Celular was merged into us (see “Item 4. Information on the Company—C. Organizational Structure”). We hold all of the authorizations previously issued in the name of other companies controlled, directly or indirectly, by TIM Participações.

Obligations of Telecommunications Companies

Among all the obligations imposed on telecommunications providers, Resolution No. 632/2014 had the most significant impact. Pursuant to this resolution, ANATEL approved the adoption of a single regulation for the telecommunications sector, the RGC, with general rules for customer service, billing, and service offers, which are applicable to fixed, mobile, broadband and cable TV customers.

In November 2023, ANATEL published Resolution No. 765/2023, which approved the new General Regulation on Consumer Rights (Regulamento Geral de Direitos do Consumidor – RGC). This resolution revoked Resolution No. 632/2014 and established updated general rules governing customer service, billing and commercial offers applicable to fixed-line, mobile, broadband and cable television services.

In December 2024, ANATEL’s Board of Directors reviewed requests submitted by telecommunications operators seeking the suspension of certain regulatory obligations and approved measures introducing greater flexibility in areas such as offer migration, data sources for adjustments, automatic renewals, billing during service suspension, asymmetry applicable to small providers and partner-related fees. The revised regulatory framework entered into force in September 2025.

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

In recent years, ANATEL initiated certain administrative proceedings against TIM Celular (now TIM S.A.) for noncompliance with certain quality standards and noncompliance with its rules and authorization terms. We have been fined by ANATEL in some proceedings and are still discussing the penalty imposed in appeals before the agency. As a result of these proceedings, ANATEL applied some fines that did not have a material adverse effect on our business. As of December 31, 2025, the aggregate amount of fines under discussion in ongoing administrative and judicial proceedings totaled approximately R$250 million, adjusted for inflation, and was classified as a “possible loss.”

On August 22, 2019, ANATEL’s board of officers unanimously approved the execution of a regulatory agreement, or TAC, with TIM S.A., effective for the 4 years after its execution. The agreement sets fines against us in the total amount of R$639 million. The commitment we assumed, as also approved by our Board of Directors on June 19, 2020, foresaw actions to develop our services from three different perspectives: (i) customer experience, quality and infrastructure, through initiatives to improve the licensing process of base stations and efficient use of resources, (ii) evolution of digital service channels, decreasing complaint rates and user repair demands, and (iii) reinforcement of transportation and access networks. In addition, the agreement also includes the commitment to bring mobile broadband through the 4G network to 350 cities with less than 30 thousand inhabitants thus reaching over 3.4 million people and the application of Internal Controls Management to ensure compliance with the closed proposal and the commitment to not impose inspection obstructions. As released to the market in June 16, 2020, and previously approved by ANATEL on August 22, 2019, the TAC provided the implementation of the new infrastructure in three years, with our assurance that these areas will be shared with other providers.

In October 2024, we signed an amendment to extend by 90 days the deadline in connection with Year 4 Fiber installation commitment for 19 of the 82 cities, due to the adverse weather event that affected the State of Rio Grande do Sul in April and May 2024. ANATEL has formally certified the timely fulfillment of this commitment.

TIM has been presenting its understanding to ANATEL in cases where the Agency pointed out signs of non-compliance with the Procedures for Determining Non-Conformity of Schedule Items (PADIC) eventually instituted.

.We continue to do our best to fully comply with our obligations under the PCS regime or with future changes in the regulations to which we are subject. See “—Obligations of Telecommunications Companies,” “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Significant Market Power

In November 2012, ANATEL published a competition framework known as the PGMC. Also in November 2012, ANATEL published a series of regulations identifying groups with significant market power in the following relevant markets as defined by the PGMC published in 2012: (i) wholesale offer of fixed access infrastructure for data transmission through copper or coaxial cable in rates equal or higher than 10 Mbps (Act No. 6,617, of November 8, 2012); (ii) wholesale offer of fixed infrastructure for local and long distance transportation for data transmission in rates equal or higher than 34 Mbps (Act No. 6,619, of November 8, 2012); (iii) passive infrastructure for transport and access networks (Act No. 6,620, of November 8, 2012); (iv) mobile network termination (Act No. 6,621, of November 8, 2012); and (v) national roaming (Act No. 6,622, of November 8, 2012).

In July 2018, ANATEL published the a new PGMC, which revised PGMC published in 2012 and created new markets: (i) mobile network; (ii) data traffic; (iii) data traffic exchange (iv) national roaming; and (v) high-capacity data transport. According to the PGMC published in 2018 proposal, cities in Brazil will be classified by levels of competition (1 – competitive, 2 – moderately competitive, 3 – less competitive, 4 – non-competitive), and asymmetric measures will be applied according to the market competition. In addition, also based on the proposal submitted to public consultation, wholesale relevant markets will be defined as follows:

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

Under the PGMC published in 2018, TIM has been classified as having significant market power in the following markets: (i) mobile network termination (otherwise referred to as the mobile network termination market); (ii) data traffic; (iii) data traffic exchange; (iv) national roaming; and (v) high-capacity data transport (five municipalities). The measures applied to a significant market power operator in those markets include: (a) the application of mobile termination rates on a glide path based on a price cap system and the partial application of the bill & keep system (“B&K”) (at a 50% threshold, (i.e., not a significant market power operator pays only if the terminated traffic on the significant market power operator network is more than 50% of the total traffic exchanged); and (b) an obligation to offer the service of national roaming service to operators not having significant market power.

The PGMC published in 2018 was revised by Resolution No. 783/2025, issued by ANATEL. Under the revised PGMC published in 2025, we have been classified as having significant market power only in the mobile network termination and national roaming markets, reducing the scope of markets in which significant market power remedies apply. The measures applied to a significant market power in those markets continue to be the same as the ones described above. Due to our classification as having significant market power in certain markets, we are subject to increased regulation under the PGMC 2025, which could have an adverse effect on our business, financial condition and results of operations. Specifically, because we have been classified as having significant market power in the mobile network termination market, the rates charged by mobile service providers to other mobile service providers to terminate calls on their mobile networks, or VU-M, are regulated.

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

In addition to the VU-M reduction, ANATEL established a B&K rule between significant market power and non-significant market power PCSs. From January 2013 until February 2015, the B&K was 80%/20%. On February 12, 2015, ANATEL approved, by means of Resolution No. 649/2015, the following new B&K percentages, amending the percentages established by Resolution No. 600: 75%/25%, from 2015 until 2016; 65%/35%, from 2016 until 2017; 55%/45%, from 2017 until 2018; and 50%/50%, from 2018 until 2019, which was the object of a judicial suit (ongoing), in order to suspend its effects. In July 2015, we filed a lawsuit seeking to annul Resolution No. 649/2015 and maintain the percentages originally established by Resolution No. 600/2012, which currently remains pending a final decision. However, as discussed above, the PGMC set the partial B&K threshold to 50% (i.e., a non-significant market power operator pays only if the terminated traffic on the significant market power operator network is more than 50% of the total traffic exchanged). In addition, ANATEL determined the end of the existing additional 20% on the value of mobile termination rate paid by significant market power operators to non-significant market power operators.

Related to fixed interconnection, ANATEL revised the criteria for pricing the use of fixed networks in May 2012. According to such regulation, after January 1, 2014, a full B&K regime (in which no payments are due for the traffic termination) was implemented for local STFC operators dealing with other local STFC operators. Currently, therefore, no payments are due for the use of a local STFC operator’s network by other local STFC operator. With respect to interconnection of STFC operators with long distance and mobile operators, we understand that, in 2012, when ANATEL issued PGMC published in 2012, the asymmetrical measure that permitted STFC operators without significant market power to charge a TU-RL 20% higher than the TU-RL charged by STFC operator, with significant market power was revoked. In September 2016, we filed a lawsuit on this subject, which is still pending a final decision.

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

Privacy and Data Protection

On August 14, 2018, the Brazilian Government passed the LGPD. This law is closer to the European Union General Data Protection Regulation, or GDPR, including significant extraterritorial application and considerable fines of up to 2% of a company’s global turnover of the previous financial year. The LGPD came into effect on September 18, 2020. However, the administrative sanctions provisions of LGPD only became enforceable as of August 1, 2021, pursuant to Law No. 14,010/2020. Cybersecurity incidents and data breach or leakage events may subject us to the following penalties: (1) warnings, with the imposition of a deadline for the adoption of corrective measures; (2) a one-time fine of up to 2% of gross sales of the company or a group of companies or a maximum amount of R$50,000,000 per violation; (3) a daily fine, up to a maximum amount of R$50,000,000 per violation; (4) public disclosure of the violation; (5) the restriction of access to the personal data to which the violation relates, until corrective measures are implemented; (6) deletion of the personal data to which the violation relates; (7) partial suspension of the databases to which the violation relates for up to 12 months, until corrective measures are implemented; (8) suspension of the personal data processing activities to which the violation relates for up to 12 months; and (9) partial or full prohibition on personal data processing activities. The Brazilian National Data Protection Agency, as well as other competent authorities, have initiated certain supervisory and administrative sanctioning procedures, as well as individual or collective legal actions based on the violation of the data subject’s rights and subject to civil liability.

We have implemented a dedicated privacy and data protection governance structure to adapt our processes and technologies to the requirements of the LGPD. Among other measures, we have introduced specific data protection clauses in contracts with suppliers and business partners; adopted internal and external privacy policies addressing, among other matters, data retention and disposal, the exercise of data subject rights, privacy by design and by default, and incident response and remediation; and implemented mandatory training programs for employees and the sales force, as well as tailored training for senior management. In addition, in 2022, we participated in the preparation of the Code of Best Practices for Data Protection in the Telecommunications Sector, which establishes protocols aimed at supporting compliance with the LGPD.

We continuously monitor our privacy and data protection management program with the objective of maintaining compliance with applicable laws and regulations. In this context, in 2020, 2021, 2022 and 2025, we received the highest rating in the “Who Defends Your Data?” survey conducted by InternetLab in partnership with the Electronic Frontier Foundation. This survey assesses how internet and technology companies protect users’ personal data. These results reflect our ongoing efforts and initiatives to strengthen data protection practices and promote compliance with the LGPD.

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

The actual scenario of frequencies granted to us by ANATEL is presented on the tables below:

Territory	Frequencies
UF	450 MHz	700 MHz	800 MHz	900 MHz	1800 MHz	Additional 1800 MHz	1900 MHz (3G)	2100 MHz (3G)
Acre		December 2029		March 2031*	March 2031*	April 2032	April 2038	April 2038
Alagoas		December 2029	December 2028	December 2032	December 2032	-	April 2038	April 2038
Amapá		December 2029		March 2031*	March 2031*	April 2032	April 2038	April 2038
Amazonas		December 2029		March 2031*	March 2031*	April 2032	April 2038	April 2038
Bahia		December 2029	August 2027*	August 2027*	August 2027*	-	April 2038	April 2038
Ceará		December 2029	November 2028*	November 2032	December 2032*	-	April 2038	April 2038
Distrito Federal		December 2029		March 2031*	March 2031*	April 2032	April 2038	April 2038

Territory	Frequencies
UF	450 MHz	700 MHz	800 MHz	900 MHz	1800 MHz	Additional 1800 MHz	1900 MHz (3G)	2100 MHz (3G)
Espírito Santo		December 2029		March 2031*	March 2031*	April 2032	April 2038	April 2038
Goiás		December 2029		March 2031*	March 2031*	April 2032	April 2038	April 2038
Maranhão		December 2029		March 2031*	March 2031*	April 2032	April 2038	April 2038
Mato Grosso		December 2029		March 2031*	March 2031*	April 2032	April 2038	April 2038
Mato Grosso do Sul		December 2029		March 2031*	March 2031*	April 2032	April 2038	April 2038
Minas Gerais ***		December 2029	April 2028*	April 2028*	April 2028*	April 2032	April 2038	April 2038
Pará		December 2029		March 2031*	March 2031*	April 2032	April 2038	April 2038
Paraíba		December 2029	November 2028*	December 2032	November 2032*	-	April 2038	April 2038
Paraná		December 2029	November 2028*	December 2032* and April 2032 for the cities of Londrina and Tamarana	December 2032* and April 2032 for the cities of Londrina and Tamarana	April 2032	April 2038	April 2038
Pernambuco		December 2029	November 2028*	May 2032*	December 2032*	-	April 2038	April 2038
Piauí		December 2029	November 2028*	March 2032*	December 2032*	-	April 2038	April 2038
Rio de Janeiro		December 2029		March 2031*	March 2031*	-	April 2038	April 2038
Rio Grande do Norte		December 2029	November 2028*	December 2032	December 2032*	-	April 2038	April 2038
Rio Grande do Sul		December 2029	November 2028* city of Pelotas and its surrounding region	March 2031* and April 2032 city of Pelotas and its surrounding region	March 2031* and December 2032* city of Pelotas and its surrounding region	April 2032	April 2038	April 2038
Rondônia		December 2029		March 2031*	March 2031*	April 2032	April 2038	April 2038
Roraima		December 2029		March 2031*	March 2031*	April 2032	April 2038	April 2038
Santa Catarina		December 2029	November 2028*	September 2032	December 2032*	April 2032	April 2038	April 2038
São Paulo		December 2029		March 2031*	March 2031*	Interior – April 2032	April 2038	April 2038
Sergipe		December 2029	August 2027*	August 2027*	August 2027*	-	April 2038	April 2038

Territory	Frequencies
UF	450 MHz	700 MHz	800 MHz	900 MHz	1800 MHz	Additional 1800 MHz	1900 MHz (3G)	2100 MHz (3G)
Tocantins		December 2029		March 2031*	March 2031*	April 2032	April 2038	April 2038

Territory	Frequencies
UF	2300 MHz	2500 MHz V1 Band (4G)	2500 MHz P Band** (4G)	3500 MHz (5G)	26 GHz (5G)	Additional 26 GHz (5G)	Additional 26 GHz (5G)
Acre	-	October 2027	-	December 2041	December 2031	-	-
Alagoas	-	October 2027	-	December 2041	December 2031	-	-
Amapá	-	October 2027	-	December 2041	December 2031	-	-
Amazonas	-	October 2027	-	December 2041	December 2031	-	-
Bahia	-	October 2027	-	December 2041	December 2031	-	-
Ceará	-	October 2027	-	December 2041	December 2031	-	-
Distrito Federal	-	October 2027		December 2041	December 2031	-	-
Espírito Santo	December 2041	October 2027	-	December 2041	December 2031	December 2031	December 2041
Goiás	-	October 2027	-	December 2041	December 2031	-	-
Maranhão	-	October 2027	-	December 2041	December 2031	-	-
Mato Grosso	-	October 2027	-	December 2041	December 2031	-	-
Mato Grosso do Sul	-	October 2027	-	December 2041	December 2031	-	-
Minas Gerais ***	December 2041	October 2027	February 2030*	December 2041	December 2031	December 2031	December 2041
Pará	-	October 2027		December 2041	December 2031	-	-
Paraíba	-	October 2027	-	December 2041	December 2031	-	-
Paraná	December 2041	October 2027		December 2041	December 2031	December 2031	December 2041
Pernambuco	-	October 2027	July 2031 (city of Recife)	December 2041	December 2031	-	-
Piauí	-	October 2027	-	December 2041	December 2031	-	-
Rio de Janeiro	December 2041	October 2027		December 2041	December 2031	December 2031	December 2041
Rio Grande do Norte	-	October 2027	-	December 2041	December 2031	-	-
Rio Grande do Sul	December 2041	October 2027	-	December 2041	December 2031	December 2031	December 2041
Rondônia	-	October 2027	-	December 2041	December 2031	-	-
Roraima	-	October 2027	-	December 2041	December 2031	-	-
Santa Catarina	December 2041	October 2027	-	December 2041	December 2031	December 2031	December 2041

Territory	Frequencies
UF	2300 MHz	2500 MHz V1 Band (4G)	2500 MHz P Band** (4G)	3500 MHz (5G)	26 GHz (5G)	Additional 26 GHz (5G)	Additional 26 GHz (5G)
São Paulo	-	October 2027	-	December 2041	December 2031	December 2031 (except sector 33)	December 2041 (except sector 33)
Sergipe	-	October 2027	-	December 2041	December 2031	-	-
Tocantins	-	-	December 2029	March 2031*	March 2031*	March 2031*	December 2031

*	Terms already renewed for 15 years.
**	Only covers complementary areas in the specified states. The Radio frequency Blocks of the Municipalities of the National Code 92, which were part of Lot 208, were returned.
***	Except for the cities in sector 3 of PGO for 3G and excess radio frequency.
(1)	New renewal requests for 850 MHz are under discussion with ANATEL and the Federal Court of Accounts (TCU). Any potential denial of the renewal could result in the loss of the right to use the 850 MHz band, requiring a structural reconfiguration of the network to preserve voice and data coverage. Such reconfiguration would necessitate significant investments, with corresponding impacts on CAPEX and OPEX, as well as potential adverse effects on service quality.

Industrial Exploration of Dedicated Lines

In December 2010, ANATEL approved a public hearing that considered alterations of the EILD, which established mechanisms for the operation of transmissions circuits up to 34 Mbps to increase transparency between operators and concessionaires. In May 2012, ANATEL approved the new EILD regulations (Regulação de Exploração Industrial de Linha Dedicada), or REILD, detailing mechanisms to optimize the operating structure for transmission loop contracts in order to increase contract price transparency and affording equal treatment to independent service providers from concessionaire groups. The REILD was subsequently revoked, as EILD was no longer classified as a relevant market under the PGMC published in 2025. The REILD was subsequently revoked, as EILD was no longer classified as a relevant market under the PGMC published in 2025.

~~Migration of the Mobile Networks with Analog Technology~~

Quality Management Regulation

In the fourth quarter of 2017, ANATEL introduced the Quality of Telecommunications Services Regulation (Regulamento de Qualidade dos Serviços de Telecomunicações – “RQUAL”), which was formally approved in December 2019. Under this regulation, telecommunications service providers are assessed against a set of quality and performance indicators and assigned a grade ranging from A to E, covering mobile, fixed-line, broadband and pay television services at both national and municipal levels. Quality measurements are conducted in six-month cycles.

Pursuant to the RQUAL, ANATEL may adopt corrective or preventive measures when deemed necessary, including consumer compensation, the imposition of mandatory action plans or other precautionary measures aimed at improving service quality standards and strengthening consumer protection, such as allowing customers to terminate service agreements without penalty in cases of persistently inadequate service quality.

Between 2019 and 2025, ANATEL conducted a series of technical discussions with telecommunications operators to review measurement criteria, assess methodological refinements and address factors that could affect the reliability of quality indicators. In December 2025, ANATEL published the first quality labels based on performance results for the period from January to June 2025.

Throughout this process, we have participated in discussions aimed at identifying recurring operational or systemic issues that could affect the accuracy or consistency of quality measurements.

Fraud Detection and Prevention

Commercial Fraud Management

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

Incident Investigations

Ensure the investigation of internal and external fraudulent occurrences related to corporate matters, supporting the adoption of mitigation measures, as well as conducting actions for the prevention and combat of internal and external fraudulent practices within the administrative environment.

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

Logistics Security

Provide support in preventing theft and merchandise losses during transportation and storage by conducting risk analysis, monitoring results, and maintaining close interaction with logistics operators.

Taxes on Telecommunications Goods and Services

The telecommunications goods and services offered are subject to a variety of federal, state and local taxes (in addition to taxes on income), the most significant of which are ICMS, ISS, COFINS, PIS, FUST, FUNTTEL, FISTEL, CONDECINE, IRPJ and CSLL, which are described below.

•	ICMS. The principal tax applicable to goods and telecommunication services is a state value-added tax (Imposto sobre Operações Relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual, Intermunicipal e de Comunicação) (“ICMS”), which the Brazilian states levy at varying rates on certain revenues arising out of the sale of goods and services, including certain telecommunications services. Currently, the ICMS tax rate for domestic telecommunications services is levied at rates between 17% and 29%. The ICMS tax rate levied on the sale of mobile handsets and other products such as modem and SIM cards averages between 17% and 24%. With respect to the sale of mobile handsets, among other goods, ICMS may be charged in a different tax regime, under which another taxpayer in the distribution chain of the goods (such as, for example, the manufacturer of the goods) is required to anticipate and pay ICMS amounts that would otherwise be due in other steps of the distribution chain. There is also an exception for certain handsets whose manufacturers are granted certain local tax benefits, thereby reducing the rate to as low as 7%.

•	ISS. Since January 2018, the tax incidence over certain (but not all) value-added services has increased with the inclusion of those receivables within the ISS basis of calculation due to Law No. 157/2016, which is a municipality tax with rates varying from 2% to 5%.
•	COFINS. COFINS is a social contribution levied on gross revenues. Since 2000, companies began to pay COFINS tax on their bills at a rate of 3%. In December 2003, through Law No. 10,833, COFINS legislation was further amended, becoming a non-cumulative tax, raising the rate to 7.6% for most transactions. However, telecommunications services revenues, among others, continued subject to a cumulative basis at a rate of 3%. In 2015, Decree No. 8,426 came into effect, which restored COFINS on financial revenues at a rate of 4%, except for some types of financial revenues (for example, revenues from foreign exchange variations of exportation of goods and services, revenues resulting from foreign exchange fluctuations of obligations undertaken by the company, including loans and financing and revenues related to hedging transactions on stock exchange values, and revenues from commodities and futures exchanges or over-the-counter transactions and related to our operational activities). In December 2022, Decree No. 11,322/22 reduced by half the PIS and COFINS rates levied on financial income earned by companies subject to the non-cumulative regime. The COFINS rates changed from 4% to 2%. According to the Decree, the reduction would take effect from January 1, 2023. However, on January 2, 2023, it was revoked by the newly elected Government, reestablishing the PIS and COFINS rates levied on financial income to its original values.
•	PIS. PIS is another social contribution levied at the rate of 0.65%, on gross revenues from telecommunications service activities. In 2002, Law No. 10,637 was enacted, making such contribution non-cumulative and increasing the rate to 1.65% on gross revenues, except in relation to telecommunications services, for which the method continued on a cumulative basis at a rate of 0.65%. In 2015, Decree No. 8,426 came into effect, which restored PIS on financial revenues at a rate of 0.65%, except for some types of financial revenues (for example, revenues from foreign exchange variations of exportation of goods and services, revenues resulting from foreign exchange fluctuations of obligations undertaken by the company, including loans and financing and revenues related to hedging transactions on stock exchange values, and revenues from commodities and futures exchanges or over-the-counter transactions and related to our operational activities). As noted above, in December 2022, Decree No. 11,322/22 reduced by half the PIS and Cofins rates levied on financial income earned by companies subject to the non-cumulative regime. The PIS rates changed from 0.65% to 0.33%. According to the Decree, the reduction would take effect from January 1, 2023. However, on January 2, 2023, it was revoked by the new Government, reestablishing the PIS and Cofins rates levied on financial income to its original values.
•	FUST. In 2000, the Brazilian government created the Fundo de Universalização dos Serviços de Telecomunicações (“FUST”), a fund that is supported by a tax applicable to all telecommunications services. The purpose of the FUST is to stimulate the expansion, use and improvement of the quality of telecommunications networks and services, to reduce regional inequalities and to stimulate the use and development of new connectivity technologies to promote economic and social development. FUST tax is imposed at a 1% rate, levied on gross operating revenues, net of discounts, ICMS, PIS and COFINS, and the cost may not be passed on to clients. Telecommunication companies can draw from the FUST to meet the universal service targets required by ANATEL.
•	In 2005, ANATEL enacted Ordinance No. 7/05 requiring that FUST should be paid on revenues arising from interconnection charges since its effectiveness. A notice was issued deciding that we must adjust values on the FUST calculation basis to include interconnection revenues received from other telecommunications companies. A writ of mandamus was filed against ANATEL to avoid the terms of Ordinance No. 7/05. The first level decision was issued in our favor. Such decision was challenged by ANATEL and the Appeal judgment confirmed the first level decision. ANATEL appealed to High Courts to reverse the Appeal decision.

•	In December 2020, Law No. 14,109 was approved with the purpose of stimulating the use of FUST to expand and improve the quality of telecommunications services, reducing regional inequalities and stimulating the use of new technologies to promote economic and social development. In the case of using FUST’s resources, the law requires the connection of all public schools by 2024 with broadband internet access. The law also provided a 50% reduction in the payment of the mandatory annual contribution of telecommunications operators to the Fund when they execute programs, projects, plans, activities, initiatives, and actions approved by the Fund’s Management Council using their own resources. This requirement remains in force until December 2016, but it may be further renewed.
•	In the first quarter of 2022, the Brazilian Federal Government signed Decree 11,004/2022, which regulates the use of FUST and establishes directions for the use of resources by the Management Board, established in 2022.
•	FUNTTEL. In 2000, the Brazilian government created the Fundo para Desenvolvimento Tecnológico das Telecomunicações (“FUNTTEL”), a fund that is supported by, among other sources of income, a contribution tax applicable to all telecommunications companies. FUNTTEL is a fund managed by BNDES and FINEP, government research and development agencies. The purpose of FUNTTEL is to promote the development of telecommunications technology in Brazil and to improve competition in the industry by financing research and development in the area of telecommunications technology. FUNTTEL tax is imposed at a rate of 0.5% on gross operating revenues, net of discount, ICMS, PIS and COFINS, and it cost may not be passed on to clients.
•	FISTEL. Fundo de Fiscalização das Telecomunicações (“FISTEL”), is a fund supported by among other sources a tax applicable to telecommunications services, which was established in 1966 to provide financial resources to the Brazilian government for its regulation and inspection of the sector. Such tax consists of: (1) an installation inspection fee assessed on telecommunications stations upon the issuance of their authorization certificates, as well as every time a new mobile number is activated, and (2) an annual operations inspection fee that is based on the number of authorized stations in operation, as well as the total basis of mobile numbers at the end of the previous calendar year. The amount of the installation inspection fee is a fixed value, depending on the kind of equipment installed in the authorized telecommunication station.
•	Effective in 2001, the installation and inspection fee is assessed based on net activations of mobile numbers (that is, the number of new mobile activations reduced by the number of canceled subscriptions), as well as based on the net additions of radio base stations. The operations inspection fee equals 33% of the total amount of installation inspection fees that would have been paid with respect to existing equipment. The public funds raised from this installation fee are appropriated to either the Brazilian Communication Company (“EBC”), or the Brazilian National Cinema Agency (Agência Nacional do Cinema) (“ANCINE”), in order to benefit Brazilian cinema industry. Also, ANATEL charges the installation inspection fee when there is an extension of the term of validity of the right to use radio frequencies associated with the operation of the personal mobile service. We understand that such collection is unjustified and is challenging this rate in court.
•	On December 2020, Law No. 14,108 was sanctioned and exempts FISTEL for 5 (five) years from the base stations and equipment that integrate the machine-to-machine (M2M) ecosystems and, also, extinguishes the prior licensing. The definition and regulation of M2M communication systems shall be established by ANATEL. The Brazilian government also laid out in the budget law for 2021 a tax exemption forecast of FISTEL value. Additionally, in June 2021, Law No. 14,173 was approved, lowering the FISTEL fees on VSATs from R$201.12 to R$26.83.
•	Law No. 15,320 of December 26, 2025, extended until December 31, 2030, the existing tax exemptions applicable to M2M communication devices and small satellite stations. The measure is effective from January 1, 2026, and will remain in force until December 31, 2030.

•	IRPJ and CSLL. Income tax expense is a combination of two different types of taxes, the IRPJ and the CSLL. The IRPJ is payable at the rate of 15% plus an additional rate of 10% (levied on the part of taxable profits that exceed R$0.02 million per month or R$0.24 million per year). The CSLL is currently assessed at a rate of 9% of adjusted net income.

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

On November 27, 2025, Brazil enacted Law No. 15,270, which introduced a material change to the long-standing tax exemption regime applicable to profits and dividends. Under the prior regime, in force since 1996, profits and dividends were generally exempt from taxation. The new law partially reverses this approach by reintroducing taxation on profits and dividends paid to certain beneficiaries.

The applicable tax treatment varies depending on whether the beneficiary is a resident or non-resident of Brazil.

For Brazilian resident individuals, a 10% withholding income tax is imposed on the distribution of profits and dividends by the same legal entity to the same individual when the aggregate amount exceeds R$50,000 in a single month. In such cases, the distributing legal entity is required to withhold the applicable income tax at source.

If the individual’s total income in a given calendar year exceeds R$600,000, profits and dividends received from 2026 onward must be reported under the Annual High-Income Taxation Regime introduced by Law No. 15,270/2025. Any income tax withheld by the distributing entity during the calendar year may be credited against the tax due under this regime.

Where the individual’s total annual income, including profits and dividends and other income, does not exceed R$600,000, any income tax withheld at source on distributed profits and dividends may be refunded, in accordance with the rules set forth in Law No. 15,270/2025. In addition, under the terms of that law, a tax reduction may be available to Brazilian resident individuals subject to the Annual High-Income Taxation Regime if the combined effective tax burden on corporate profits and distributed dividends exceeds the standard corporate income tax rate, which is currently 34% for us.

Dividend distributions to other legal entities domiciled in Brazil remain exempt from income tax.

For non-resident individuals or legal entities, as a general rule, profits and dividends paid or remitted abroad are subject to a 10% withholding income tax, regardless of the amount distributed. Under the terms of Law No. 15,270/2025, a non-resident beneficiary may request a tax credit if the combined effective tax burden on corporate profits and distributed dividends exceeds the standard Brazilian corporate income tax rate of 34%.

The new taxation regime does not apply to profits earned through the 2025 calendar year, provided that the resolution approving the distribution of such dividends is adopted by the competent corporate body by December 31, 2025, and the dividends are paid in accordance with applicable corporate law and regulations issued by the RFB. Accordingly, we approved and paid dividends related to profits earned through the 2025 calendar year in December 2025.

Because dividend payments are not tax deductible for the distributing company, Brazilian tax law provides an alternative form of shareholder remuneration known as “interest on equity,” which allows companies to deduct the amount paid to shareholders from taxable net income, subject to statutory limitations.

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

Any payment of interest to stockholders is subject to withholding income tax at the rate of 15%, increasing to 17.5% as of 2026 according to Complementary Law No. 224 of December 26, 2025 (or, lower rates for some jurisdictions, such as, 12.5%, as provided in certain Double Taxation Treaties), or 25% in the case of a stockholder domiciled in a Low or Nil Tax Jurisdiction. These payments may be qualified, at their net value, as part of any mandatory dividend. As described herein, we paid interest on equity in 2025. Please refer to “Item 5. — Operating and Financial Review and Prospects—Dividend Distribution—Interest on Equity” for detailed information.

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

IRPJ and CSLL are regulated by Decree No 9,580/2018 and Normative Instruction RFB No. 1,700/2017 in addition to other federal laws and decrees.

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

Our activities relating to countries with economic sanctions

We are not, to our knowledge, engaged in any activities, transactions or dealings with the Government of Cuba, North Korea, Iran, Russia, Syria and the Ukrainian occupied territories (Crimea, Donetsk, Luhansk, Kherson and Zaporizhzhia), or the Designated Countries.

The activities, transactions or dealings we had in the year ended December 31, 2025 related in any way to Designated Countries are, to our knowledge, roaming agreements for the provision of telecommunication services, which allow our mobile customers to use their mobile devices on a network outside their home network, or Roaming Agreements. In our view, the amounts related to these operations, detailed below, are immaterial to our business. We do not have any agreement with providers from North Korea.

Roaming Agreements with the following local mobile phone operators:

•	MTN Irancell and MCI Iran Telecom, in Iran;
•	Etecsa (also known as Cubacel), in Cuba;
•	Syriatel Mobile Telecom SA and MTN Syria, in Syria;
•	JSC Kyivstar and LLC Lifecell, in Ukraine;
•	Megafon, MTS, VIMPELCOM, in Russia.

The impact on our consolidated statement of income arising from Roaming Agreements with networks of the Designated Countries is detailed as follows:

	Year ended December 31, 2025
	Revenues	Charges
	(in reais)
NorthKorea	0	0
Iran	1,663.26	0
Cuba	9,225.28	28.46
Ukraine	135.40	584.71
Russia	168,083.52	170,174.36
Syria	212.29	0
Total	179,319.75	170,787.53

	Year ended December 31, 2024
	Revenues	Charges
	(in reais)
North Korea	-	-
Iran	245,356.21	22,155.51
Cuba	4,075.07	74,339.97
Syria	46,283.17	106,635.55
Total	295,714.45	203.131,03

	Year ended December 31, 2023
	Revenues	Charges
	(in reais)
North Korea	-	-
Ukraine	1,321.00	390.48
Sudan	1,118.81	166.89
Russia	334,733.00	12,761.33
Iran	4,743.50	-
Cuba	140,192.00	48.00
Syria	87.73	-
Total	482,196.04	13,316.70

Telecom Italia activities relating to Designated Countries

The information in this section is based solely on information provided to us by our parent Telecom Italia for the purpose of complying with our obligations under Section 13(r) of the Exchange Act.

Telecom Italia informs us that the activities, transactions or dealings it and its consolidated subsidiaries had in the year ended December 31, 2025 that, to its knowledge, relate to Designated Countries are (1) Roaming Agreements, (2) international telecommunications services agreements with international carriers, which cover delivery of traffic, or International Carrier Agreements, and (3) commercial sale and other agreements, or Commercial Sale and Other Agreements.

Telecom Italia informed us that the only activities that it and its consolidated subsidiaries had in the years ended December 31, 2025 and 2024, that, to its knowledge, relate in any way to the Designated Countries are:

Roaming Agreements

Its Roaming Agreements are with the following local mobile phone operators:

•	North Korea: none;
•	Iran: Mobile Company of Iran (MCI), (Rightel Communication) Rightel Telecommunication Service Company, Irancell (MTN) Telecommunications Services Company, (TKC-KFZO) Telecommunication Kish Company, Taliya Communicational Development Company and Telecommunication Company of Iran (TCI);
•	Cuba:- Empresa de Telecomunicaciones de Cuba - ETECSA (ex Cubacel and ex C Com);
•	Syria: Syriatel Mobile Telecom SA (Syriatel), MNT Syria (ex Spacetel Syria).

	Year ended December 31, 2025
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	-	-	-	-
Iran	1	17	564	539
Cuba	1	110	1	(145)*
Syria	-	-	54	140
Total	2	127	619	534

	Year ended December 31, 2024
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	-	-	-	-
Iran	1	42	563	508
Cuba	29	357	1	(119)*
Syria	-	2	53	138
Total	30	401	617	527

(*) Payables are positive due to traffic discounts to be invoiced.

	Year ended December 31, 2023
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	-	-	-	-
Iran	4	67	571	467
Cuba	1	75	-	76
Syria	-	3	54	139
Total	5	145	625	682

The amounts of revenues, charges, receivables and payables are considered de minimis by Telecom Italia’s compared to its consolidated revenues, operating expenses, trade receivables and trade payables, respectively.

International Carrier Agreements

Telecom Italia’s subsidiary Telecom Italia Sparkle S.p.A., or TI Sparkle, has agreements with Empresa de Telecomunicacione de Cuba SA and Syrian Telecommunication Est. The purpose of these International Carrier Agreements is to allow the uninterrupted exchange of international traffic. Consequently, Telecom Italia intends to continue maintaining these agreements.

	Year ended December 31, 2025
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	-	-	-	-
Iran	-	-	-	-
Cuba	339	829	409	822
Syria	-	3	3	8
Total	339	832	412	830

	Year ended December 31, 2024
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	-	-	-	-
Iran	-	-	-	-
Cuba	597	1,121	1,102	3,832
Syria	-	5	14,180	16,596
Total	597	1,126	15,282	20,428

	Year ended December 31, 2023
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	-	-	-	-
Iran	-	-	-	-
Cuba	639	2,577	1,190	4,746
Syria	1	8	13,332	15,609
Total	640	2,585	14,522	20,355

The amounts of revenues, charges, receivables and payables are considered de minimis by Telecom Italia’s compared to its consolidated revenues, operating expenses, trade receivables and trade payables, respectively.

Commercial Sale and Other Agreements

TI Sparkle provided until 2023 institutional access to Internet to Syria by means of Seabone IP ports and data transmission capacity through international cable systems located outside the Syrian territory.

. TI Sparkle also offers Internet Access services to Telecommunication Infrastructure Company of Iran and Empresa de Telecomunicaciones de Cuba SA and Syryan Telecommunications H.Q.through its international IP backbone system Seabone.

	Year ended December 31, 2025
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	-	-	-	-
Iran	1,002	0	2,650	690
Cuba	2,530	297	3,650	-
Syria	-	-	1,130	-
Total	3,532	297	7,430	690

	Year ended December 31, 2024
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	-	-	-	-
Iran	1,079	63	2,789	690
Cuba	3,547	336	7,410	336
Syria	-	-	3,697	-
Total	4,626	399	13,896	1,026

	Year ended December 31, 2023
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	-	-	-	-
Iran	1,039	28	2,447	626
Cuba	3,514	-	6,678	-
Syria	1	-	3,476	-
Total	4,554	28	12,601	626

The amounts of revenues, charges, receivables and payables are considered de minimis by Telecom Italia’s compared to its consolidated revenues, operating expenses, trade receivables and trade payables, respectively.

C.       Organizational Structure

We are part of the Telecom Italia Group, which is engaged in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector. The operating segments of the Telecom Italia Group are organized according to the respective geographical location of the telecommunications business (Domestic—Italy and Brazil). We are currently held, indirectly, by Telecom Italia, which as of December 31, 2025, held 68.19%% of our shares. As of March 30, 2026, the largest shareholders of Telecom Italia were Poste Italiane S.p.A. and BlackRock, Inc. According to public filings and press releases by Telecom Italia and its shareholders, Poste Italiane held approximately 27.32% of Telecom Italia’s ordinary shares, following (i) the acquisition, in March 2025, of a 15.0% stake in Telecom Italia’s ordinary shares from Vivendi SE for a total consideration of approximately €684 million, at a price of €0.2975 per share, and (ii) the subsequent acquisition, on December 11, 2025, of the remaining 2.51% stake in Telecom Italia’s ordinary shares held by Vivendi. Vivendi, which had previously been Telecom Italia’s largest shareholder, thereby disposed of its remaining ordinary shares in Telecom Italia and ceased to be the company’s main investor. BlackRock has also increased its participation in Telecom Italia. In a transaction reported in a regulatory filing dated August 26, BlackRock’s aggregate interest in Telecom Italia’s ordinary shares rose above the 5% disclosure threshold, reaching approximately 5.1%, up from about 4.98% previously.

In 2019, Telecom Italia delisted all of its U.S. listed securities and deregistered from the SEC, having filed Form 15F on July 9, 2019. Substantially all assets previously held by TIM Participações consisted of our shares (known, until its corporate name change in September 2017, as Intelig, and into which TIM Celular was merged in October 2018 in connection with the Reorganization, as set forth in more detail below) (incorporated in the Federative Republic of Brazil and headquarters located in the State of Rio de Janeiro

On July 25, 2017, the TIM Participações S.A.’s Board of Directors approved the Reorganization, under which TIM Celular was to be merged into us. In connection with the Reorganization, Intelig was transformed by corporate act into a closely held joint stock company, and its corporate name was changed to TIM S.A. On October 31, 2018, the Reorganization was concluded and the merger of TIM Celular into us was completed, transferring all of TIM Celular’s operations to TIM S.A., and with us succeeding to all of TIM Celular’s assets, rights and liabilities. The Reorganization had the objective of capturing operational and financial synergies, through the implementation of a more efficient process structure, as well as accounting and internal control systems. This final step of the Reorganization resulted in efficiencies including: (i) tax efficiencies related to the termination of intercompany transactions; (ii) the creation of one company with combined services (fixed and mobile services) potentially resulting in a more efficient and swift response to the market’s needs, through the development of new services and integrated offers, and enabling a better strategic positioning and competitiveness as well as a better customer experience; (iii) optimization of resources and systems; and (iv) the recording by TIM Participações of an approximately R$952 million tax credit. The minutes of the Reorganization were filed with and approved by the Board of Trade of the State of São Paulo (Junta Comercial do Estado de São Paulo), in December 2018.

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

The following chart illustrates our current ownership structure as of the date of this annual report on Form 20-F:

*Telecom Italia S.p.A. holds 1 (one) share of TIM brasil Serv and Part. S.A.

D.       Property, Plant and Equipment

Our principal properties consist of radio frequencies, transmission equipment, switching exchanges and gateway equipment, which connect calls to and from customers and enables data traffic connections, and radio base stations, which comprise certain signal transmission and reception equipment covering a defined area. At our radio base station, we have also installed antennas and certain equipment to connect these antennas with our switching equipment. As of December 31, 2025 (ref. Teleco), more than 15 thousand 5G gNodes, 32 thousand eNodeB, almost 20 thousand NodeB, 18 thousand BTS and more than 132 thousand kilometers in fiber optic networks. We generally lease or buy the sites where our mobile telecommunications network equipment is installed. Over the course of 2025, we had leased approximately 68,357 square meters of real property, all of which was available for office space. We also lease approximately 28,494 square meters of stores operated by us. There are no material encumbrances that may affect our utilization of our property or equipment. All our property and equipment is owned or leased domestically, we do not own or lease any property or equipment outside Brazil.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

A.       Operating Results

The following discussion of our financial condition and operating results should be read in conjunction with our audited financial statements as of December 31, 2025 and 2024, and for each of the three years in the period ended on December 31, 2025 included elsewhere in this annual report that have been prepared in accordance with IFRS Accounting Standards, as issued by IASB.

Brazilian Political and Economic Overview

The macroeconomic environment remained challenging for our operations throughout the last three years. In 2025, Brazil’s economy faced significant headwinds: GDP growth moderated amid tighter monetary conditions and subdued domestic demand, contributing to downward revisions of economic forecasts; heightened global policy uncertainty and trade tensions, including the imposition of additional U.S. tariffs on a substantial share of Brazilian exports — which affected key sectors such as coffee, meat, sugar, wood and machinery and reduced export volumes to the United States — created uncertainty for exporters and dampened market confidence; and ongoing fiscal and policy debates over structural reforms and budgetary measures increased economic uncertainty and political friction in Brasília. In addition, rising regional geopolitical tensions — particularly between the United States and Venezuela, which heightened concerns about security and investor risk in Latin America — added further uncertainty to external demand and market confidence. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—We may be impacted by volatility in the global financial markets”.

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

The following table sets forth data on real GDP growth, unemployment, inflation and interest rates, and the U.S. dollar exchange rate for the indicated periods:

	As of and for the year ended December 31,
	2025	2024	2023

GDP growth (%)(1)	2.3	3.4	3.2
Unemployment (%)(2)	5.6	6.2	7.8
Inflation (IGP-M) (%)(3)	(1.05)	6.5	3.2
Inflation (IPCA) (%)(4)	4.3	4.8	4.6
CDI (%)(5)	14.90	10.9	13.0
SELIC (%)(6)	15.00	12.25	11.75
TJLP (%)(7)	9.07	7.43	6.55
(Depreciation) appreciation of the real against the U.S. dollar (%)(8)	11.4	(21.8)	9.4
Exchange rate (closing) of the real to the U.S. dollar (8)	5.5024	6.1923	4.8413

(1)	Source: IBGE.
(2)	Source: IBGE
(3)	The General Market Price Index (Índice Geral de Preços do Mercado) (“IGP-M”), as measured by Fundação Getulio Vargas (“FGV”), represents data accumulated over the 12 months in each year ended December 31. Source: FGV.
(4)	The National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) (“IPCA”), as measured by IBGE, represents data accumulated over the 12 months in each year ended December 31. Source: IBGE.
(5)	The DI rate is the end of period interbank deposit rate in Brazil. Source: B3 S.A. – Brasil, Bolsa, Balcão.
(6)	This is the average adjusted rate of daily financing determined in the Special Settlement and Custody System (Sistema Especial de Liquidação e Custódia) (“SELIC”), for Brazilian federal securities (end of period). Source: Central Bank.
(7)	The long-term interest rate (Taxa de Juros de Longo Prazo) (“TJLP”), represents the interest rate applied by the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social) (“BNDES”), in long-term financings (end of the period). Source: BNDES.
(8)	Source: Central Bank, IPEADATA Sources: BNDES, Central Bank, Bloomberg, FGV, IBGE and IPEADATA

 The economic environment remained challenging for our operations throughout the last three years. The Brazilian GDP, as published by the IBGE, increased by 3.2%, 3.4% and 2.3% in 2023, 2024 and 2025, respectively. Prior to 2020, when the GDP grew 4.1%, Brazil was emerging from a prolonged recession after a period of a slow recovery, with only meager GDP growth in 2019 and 2018. The rate of growth of Brazilian GDP has a direct effect on consumer demand, which we believe affects demand for our products and services and, consequently, our revenue.

In 2025, Brazilian inflation, as measured by the General Market Price Index (Índice Geral de Preços - Mercado), or IGP-M, published by Fundação Getúlio Vargas, or FGV, a private organization, was -1.05%, compared to 6.5% during 2024 and 3.2% during 2023. In 2025, Brazilian inflation, as measured by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the IBGE, was 4.3%, compared to 4.8% during 2024 and 4.6% during 2023.

During 2025, the real increased against the U.S. dollar by 11.4%, following a depreciation of 21.8% during 2024 and an appreciation of 9.4% during 2023. The appreciation of the real against the U.S. dollar may help to keep inflationary pressures under control in Brazil. In periods of significant inflation, we may not be able to pass through our increased cost of goods to our customers and demand for our products may contract.

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

In 2023, 2024 and 2025, the main lines in our profit and loss impacted directly by inflation were personnel costs, rental costs, and lease costs. Those impacts were mostly offset by the aforementioned cost control measures and price increases.

Critical Accounting Policies

For the critical accounting policies, see our audited financial statements

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

The following table shows certain components of our statement of income for each year in the three-year period ended December 31, 2025, as well as the percentage change from year to year.

	Year ended December 31,			Percentage change
	2025	2024	2023	2025 - 2024	2024 - 2023
	(in thousands of reais)
Revenue	26,624,721	25,447,930	23,833,893	4.6	6.8
Cost of services provided and goods sold	(12,266,584)	(11,893,115)	(11,496,437)	3.1	3.5
Gross income	14,358,137	13,554,815	12,337,456	5.9	9.9
Operating income (expenses):
Selling expenses	(5,959,682)	(5,908,816)	(5,742,642)	0.9	2.9
General and administrative expenses	(1,734,484)	(1,798,005)	(1,759,433)	(3.5)	2.2
Other income (expenses), net	(212,139)	(258,781)	(28,779)	(18.0)	799.2
Share of loss of an associate	(107,800)	(82,526)	(89,304)	30.6	(7.6)
Operating income (expenses)	(8,014,105)	(8,048,128)	(7,620,158)	(0.4)	5.6
Profit before financial income and expenses	6,344,032	5,506,687	4,717,298	15.2	16.7
Financial income (expenses):
Financial income	1,629,877	861,759	1,239,753	89.1	(30.5)
Financial expenses	(3,350,234)	(2,817,346)	(2,765,961)	18.9	1.9
Foreign exchange variations	(63,664)	71,363	(7,057)	N.A.	N.A.
Financial income (expenses)	(1,784,021)	(1,884,224)	(1,533,265)	(5.3)	22.9
Profit before income tax and social contribution	4,560,011	3,622,463	3,184,033	25.9	13.8
Income tax and social contribution	(248,027)	(468,582)	(346,611)	(47.1)	35.2
Profit for the year	4,311,984	3,153,881	2,837,422	36.7	11.2

Results of Operations for the Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Revenue

Our revenue consisted of:

•	mobile and fixed services: (i) local and long-distance voice, (ii) data and content (value-added services), (iii) interconnection, (iv) revenue from new partnership agreements, described as “Customer Platform” (financial, education, digital security, health and advertising), and (v) other services; and
•	goods sold: telephones, mini-modems, tablets and other equipment.

The composition of our revenue by category of service is set out in Note 27 to our financial statements and discussed below.

Our revenue for the year ended December 31, 2025, was R$26,624,721 thousand, an increase of 4.6% as compared to R$25,447,930 thousand in 2024. This variation was mainly driven by a 5.4% increase in mobile services revenue (“MSR”), supported by solid postpaid performance and a stronger value proposition, reflected in a 4.6% rise in mobile average monthly revenue per user (“ARPU”) (A measure used in the mobile telecommunications industry to evaluate the revenue generated by customers. ARPU is used by our management for decision-making purposes and by our management and investors to assess our operating margin per user and consequently our overall operating performance in a given period) and a low churn rate of 3.0% (“churn”, the rate at which customers disconnect or stop using a company’s service over a given period).

Our management understands that a breakdown of revenue can be helpful in an analysis of our revenue dynamics. The details of our revenue are presented below:

	Year ended December 31,		Percentage change
	2025	2024	2025 – 2024
	(in thousands of reais)
Total revenue	26,624,721	25,447,930	4.6
Service revenue	25,855,539	24,587,499	5.2
Service revenue – mobile	24,518,820	23,256,261	5.4
Client generated	22,961,011	21,605,375	6.3
Interconnection	345,495	348,960	(1.0)
Customer platform	128,570	218,690	(41.2)
Others	1,083,745	1,083,236	0.0
Service revenue – fixed	1,336,719	1,331,238	0.4
Goods sold	769,182	860,431	(10.6)

Service Revenue

Service revenue for the year ended December 31, 2025, was R$25,855,539 thousand, an increase of 5.2% compared to R$24,587,499 thousand in the year ended December 31, 2024.

Mobile Service Revenue (“MSR”) increased 5.4%, to R$24,518,820 thousand for the year ended December 31, 2025, from R$23,256,261 thousand for the year ended December 31, 2024, mainly due to an increase in client generated revenue due to consistent performance improvements in postpaid plans. In addition, in 2025, ARPU grew 4.6% in 2025 to an ARPU of R$32.8, with a churn rate of 3.0%, confirming TIM’s commitment to enhance monetization and retain its customer base.

Interconnection revenue decreased by 1.0%, to R$345,495 thousand for the year ended December 31, 2025, from R$348,960 thousand for the year ended December 31, 2024, as a result of lower incoming traffic.

Customer platform revenue decreased by 41.2%, to R$128,570 thousand for the year ended December 31, 2025, from R$218,690 thousand for the year ended December 31, 2024, primarily driven by: (i) a year-over-year comparison negatively affected by revenues recognized in 2024 from the EXA partnership, whose business model is based on activation fees and equity participation and which may be subject to seasonality; and (ii) a year-over-year comparison negatively affected by the conclusion of the strategic financial services partnership in 2025.

Fixed service revenue increased 0.4% to R$1,336,719 thousand in the year ended December 31, 2025, from R$1,331,238 thousand in the year ended December 31, 2024, mainly due to the Company's strategy of carrying out a more selective expansion of TIM Ultrafibra.

Revenue from goods sold decreased 10.6%, to R$769.182 thousand in the year ended on December 31, 2025, from R$860,431 thousand in the year ended on December 31, 2024, mainly due to lower sales volume as the Company focused on higher-value products.

Cost of Services Provided and Goods Sold and Operating Expenses

Cost of services provided and goods sold and operating expenses (comprised of selling, general and administrative expenses) increased 1.8% for the year ended December 31, 2025 as compared to the year ended December 31, 2024.

The following table shows the components of costs of services provided and goods sold and operating expenses (comprised of selling, general and administrative expenses) for each of the years indicated.

	Year ended December 31,		Percentage change
	2025	2024	2025 – 2024
	(in thousands of reais)
Personnel	(1,483,685)	(1,486,278)	(0.2)
Outsourced services	(3,390,770)	(3,570,851)	(5.0)
Interconnection and connection means	(3,581,352)	(3,091,741)	15.8
Depreciation and amortization	(7,077,687)	(7,026,035)	0.7
Taxes, fees and contributions	(1,047,661)	(1,092,491)	(4.1)
Rentals and reinsurance	(797,452)	(716,880)	11.2
Cost of goods sold	(1,062,370)	(1,104,460)	(3.8)
Advertising	(688,991)	(700,637)	(1.7)
Losses on doubtful accounts	(765,783)	(693,122)	10.5
Others	(64,999)	(117,441)	(44.7)
Total	(19,960,750)	(19,599,936)	1.8

Personnel

Personnel costs and expenses remained broadly stable year-over-year, totaling R$1,483,685 thousand in the year ended December 31, 2025, compared to R$1,486,278 thousand in the year ended December 31, 2024.

Outsourced Services

Outsourced services costs and expenses decreased by 5.0% to R$3,390,770 thousand in the year ended December 31, 2025, as compared to R$3,570,851 thousand in the year ended December 31, 2024, primarily due to reduced customer service costs.

Interconnection and Connection Means

Our costs for interconnection and connection means increased 15.8%, to R$3,581,352 thousand in the year ended December 31, 2025, from R$3,091,741 thousand in the year ended December 31, 2024. This increase is mainly due to (i) higher expenses related to international roaming services; and (ii) higher expenses related to content providers in service plans

Depreciation and Amortization

Depreciation and amortization costs and expenses increased 0.7%, to R$7,077,687 thousand in the year ended December 31, 2025, from R$7,026,035 thousand in the year ended December 31, 2024. This variation was mainly explained by higher depreciation of transmission equipment and increased amortization of software.

Taxes, Fees and Contributions

Taxes, fees and contributions costs and expenses decreased 4.1%, to R$1,047,661 thousand in the year ended December 31, 2025 from R$1,092,491 thousand in the year ended December 31, 2024. The decrease was supported by the taxes linked to cost of services rendered and goods sold, see “Item 4. Information on the Company—B. Business Overview—Taxes on Telecommunications Goods and Services.”

Rentals and Reinsurance

Rentals and reinsurance costs and expenses increased 11.2%, to R$797,452 thousand in the year ended December 31, 2025, from R$716,880 thousand in the year ended December 31, 2024. This increase is mainly related to higher costs with real estate rental.

Cost of Goods Sold

Our cost of goods sold decreased 3.8%, to R$1,062,370 thousand in the year ended December 31, 2025, from R$1,104,460 thousand in the year ended December 31, 2024. This decrease is consistent with the reduction in goods sold revenue, mainly driven by lower sales volume.

Advertising

Advertising expenses decreased 1.7%, to R$688,991 thousand in the year ended December 31, 2025 from R$700,637 thousand in the year ended December 31, 2024. This decrease was primarily driven by lower marketing expenses compared to 2024, as the prior year included expenses associated with TIM’s official sponsorship of the Rock in Rio event.

Losses on Doubtful Accounts

Losses on doubtful accounts increased 10.5%, to R$765,783 thousand at the year ended December 31, 2025, from R$693,122 thousand in the year ended December 31, 2024. This increase was mainly driven by the expansion of our postpaid customer base, resulting in greater exposure to delinquency.

Others

Others decreased 44.1%, to an expense of R$64,999 thousand in the year ended December 31, 2025, from an expense of R$117,441 thousand in the year ended December 31, 2024. This decrease is mainly explained by a reduction in fines paid compared to the previous year.

Other Income (Expenses), Net

Other income (expenses), net, decreased 18.0%, to an expense of R$212,139 thousand in the year ended December 31, 2025, from an expense of R$258,781 thousand in the year ended December 31, 2024. This decrease is mainly explained by a reduction in civil and regulatory contingency provisions.

Profit for the Year

The following table shows our profit for the year, as well as the percentage change, for each of the periods indicated:

	Year ended December 31,		Percentage change
	2025	2024	2025 – 2024
	(in thousands of reais)
Profit before financial income (expenses) and income taxes	6,344,032	5,506,687	15.2
Financial income (expenses)	(1,784,021)	(1,884,224)	(5.3)
Income tax and social contribution	(248,027)	(468,582)	(47.1)
Profit for the year	4,311,984	3,153,881	36.7

Financial Income (Expenses)

Net financial expenses decreased 5.3% in the year ended December 31, 2025, to an expense of R$1,784,021 thousand, from an expense of R$1,884,224 thousand in the year ended December 31, 2024. This decrease is mainly explained by: (i) higher yields from financial investments, supported by a more robust cash position and the increase in the interest rate over the past 12 months;; and (ii) financial revenue from the appreciation of the 5G Fund, an investment fund, created by TIM in partnership with Upload Ventures Growth, LP – an independent venture capital manager –, focused on solutions based on 5G technology

Income Tax and Social Contribution

Income tax and social contribution decreased 47.1% in the year ended December 31, 2025, to R$248,027 thousand, as compared to R$468,582 thousand in the year ended December 31, 2024. This variation is explained by: (i) higher volume of interest on equity recognized in 2025; and (ii) an increase in tax benefits. The effective tax rate also decreased to approximately 5% in 2025 compared to 13% in 2024.

Profit for the Year

As a consequence of the explanations above, our profit for the year ended December 31, 2025 was R$4,311,984 thousand representing an increase of 36.7% from our profit of R$3,153,881 thousand for the year ended December 31, 2024.

Results of Operations for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

For a discussion of our results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Results of Operations for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023” of our annual report on Form 20-F for the year ended December 31, 2024.

Non-GAAP Financial Measures for the Years Ended December 31, 2025, 2024 and 2023

		Year ended December 31,
	2025	2025	2024	2023
	(in thousand of US$)(1)	(in thousands of R$)
Net Debt(2)	1,843,052	10,141,213	8,999,341	10,187,261
Adjusted Net Debt(3)	2,019,535	11,112,294	10,512,938	11,642,314
EBITDA(4)	2,439,284	13,421,918	12,532,722	11,834,327
Adjusted EBITDA(5)	2,458,840	13,529,521	12,625,248	11,620,197

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$5.5024 to US$1.00, as reported by the Central Bank as of December 31, 2025. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	We calculate Net Debt as total loans and derivatives plus lease liabilities minus lease assets, cash and cash equivalents and FIC (Investment Fund). For a reconciliation of Net Debt to the most directly comparable IFRS measure, see “-Reconciliation of Non-GAAP Financial Measures-Reconciliation of Net Debt and Adjusted Net Debt.”
(3)	We calculate Adjusted Net Debt as Net Debt plus certain derivatives entered into for share subscription options and the financing entered into for the acquisition of 5G licenses. For a reconciliation of Adjusted Net Debt to the most directly comparable IFRS measure, see “-Reconciliation of Non-GAAP Financial Measures-Reconciliation of Net Debt and Adjusted Net Debt.”
(4)	We calculate EBITDA as net profit for the year plus net financial income (expense), income tax and social contribution and depreciation and amortization costs and expenses. For a reconciliation of EBITDA to Adjusted EBITDA, see “-Reconciliation of Non-GAAP Financial Measures-Reconciliation of EBITDA and Adjusted EBITDA.”
(5)	We calculate Adjusted EBITDA as EBITDA as adjusted for (i) equity in earnings and (ii) Non-recurring Income/Expenses. For a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, see “Operating and Financial Review and Prospects—Reconciliation of Non-GAAP Financial Measures—Reconciliation of EBITDA and Adjusted EBITDA.”

Reconciliation of Non-GAAP Financial Measures

This annual report presents certain non-GAAP financial measures, which are not recognized under IFRS, specifically Net Debt, Adjusted Net Debt, EBITDA and Adjusted EBITDA. These non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, financial position, liquidity and to make strategic decisions regarding the allocation of capital. For additional information on our Non-GAAP measures see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”

Reconciliation of Net Debt and Adjusted Net Debt

	Year ended December 31,
	2025	2025	2024	2023
	(in thousands of US$) (1)	(in thousands of R$)

Total loans and derivatives	453,480	2,495,231	2,357,066	3,203,248
(+) Leases - Liabilities(2)	2,501,611	13,764,868	12,575,846	12,256,775
(-) Leases - Assets(3)	42,571	234,246	240,387	236,341
(-) Cash, Cash Equivalents	656,136	3,610,324	3,258,743	3,077,931
(-) FIC (Investment Fund)(4)	413,331	2,274,316	2,434,441	1,958,490
Net Debt(5)	1,843,052	10,141,213	8,999,341	10,187,261
(+) Other Derivatives(6)	—	—	522,822	502,453
(+) Financing of 5G Licenses(7)	176,483	971,081	990,775	952,600
Adjusted Net Debt(8)	2,019,535	11,112,294	10,512,938	11,642,314

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$5.5024 to US$1.00, as reported by the Central Bank as of December 31, 2025. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	Lease – Liabilities corresponds to the Company´s consideration for the right-of-use of the leased asset under the lease agreements under which the Company is the lessee. The amount of each agreement is accounted for at the lease’s commencement at the lower of the fair value of the leased asset and the present value of payments provided for in lease agreement. For more information, see note 17 to the financial statements.
(3)	Leases under which the Company, as a lessor, transfers substantially all the risks and rewards of ownership to the other party (lessee) are classified as finance leases. These leases are recorded as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receivables provided for in the agreement. Interest related to the lease is recorded as financial revenue over the contractual term. For more information, see note 17 to the financial statements.
(4)	Comprises financial assets measured at fair value through profit or loss. For more information, see note 12 to the financial statements.
(5)

We calculate Net Debt as total loans and derivatives plus lease liabilities minus lease assets, cash and cash equivalents and FIC (Investment Fund). For further information on Net Debt, see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures—Net Debt and Adjusted Net Debt.”

(6)Other derivatives entered into for share subscription options.

(7)In 2021, TIM acquired 5G licenses through the Anatel auction, resulting in the recognition of an intangible asset corresponding to the licenses, as well as the associated obligations that we entered into to pay for such licenses. The payment for the licenses is scheduled to occur over a period ranging from 10 to 20 years, while payments related to the associated obligations were made between 2022 and 2024(8)We calculate Adjusted Net Debt as Net Debt plus certain derivatives entered into for share subscription options and the financing entered into for the acquisition of 5G licenses. For further information on Adjusted Net Debt, see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures—Net Debt and Adjusted Net Debt.”

Reconciliation of EBITDA and Adjusted EBITDA

	Year ended December 31,
	2025	2025	2024	2023
	(in thousands of US$) (1)	(in thousands of R$)
Net profit for the year	783,655	4,311,984	3,153,881	2,837,422
(+)Finance income (expenses), net	324,225	1,784,021	1,884,224	1,533,265
(+)Income tax and social contribution	45,076	248,027	468,582	346,611
(+)Depreciation and amortization	1,286,290	7,077,687	7,026,035	7,117,029
EBITDA(2)	2,439,248	13,421,719	12,532,722	11,834,327
(+)Equity in Earnings(3)	19,591	107,800	82,526	89,304
Non recurring Income/Expenses(4)	—	—	—	(303,435)
Adjusted EBITDA(5)	2,458,840	13,529,521	12,615,248	11,620,197

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$5.5024 to US$1.00, as reported by the Central Bank as of December 31, 2025. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	We calculate EBITDA as net profit for the year plus net financial income (expense), income tax and social contribution and depreciation and amortization costs and expenses. For further information on EBITDA, “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA.”
(3)	The adjustment for equity in earnings corresponds to our 49% ownership interest in the loss of I-Systems (formerly Fiber Co), which we account for using the equity accounting method. For more information about the share of loss of such associate, see Note 14 to the financial statements.
(4)	The adjustment for non-recurring revenues/expenses in 2023 corresponds to the net profit recorded as a result of the post-closing price adjustment related to our acquisition of certain assets of Oi Móvel.
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

As of December 31, 2025, we have sufficient working capital to service our operating activities and ongoing investments.

Sources of Funds

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Operating Activities

Cash flows generated in our operating activities increased by 9.0% in 2025, to R$13,440,069 thousand from R$12,331,543 thousand in 2024. This increase was primarily driven by reductions in trade accounts receivable and recoverable taxes.

Investing Activities

Cash flows used in investing activities decreased to R$3,560,621 thousand in 2025 from R$4,953,872 thousand in 2024, primarily due to redemptions of marketable securities.

Financing Activities

Cash flows used in our financing activities increased to R$9,527,867 thousand in 2025 from R$7,196,859 thousand in 2024, mainly due to an increase in dividends and interest on shareholder's equity paid.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

For a discussion of our sources of funds for the year ended December 31, 2024 compared to the year ended December 31, 2023, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds—Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” of our annual report on Form 20-F for the year ended December 31, 2024.

Financial Contracts

We are party to the financial contracts described below, each to be used for purposes of the development of our business, generally, unless otherwise expressly provided herein. In the case of loans linked to the IPCA we enter into rate swaps to hedge against inflation variations.

As set forth below and as each agreement is described further in the following paragraph, in 2025, we did not obtain any new loans.

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

As mentioned above, our principal financing agreements are:

•	Credit Agreement, dated March 20, 2019, between Agência Especial de Financiamento Industrial S.A., or FINAME, an entity within the BNDES system, as lender and TIM S.A. as borrower, in the principal amount of R$390 million for exclusive use in the acquisition of new machines, equipment, industrial systems, components and automation and computing goods of national manufacture, accredited by the Computerized Supplier Accreditation (Credenciamento de Fornecedor Informatizado), or CFI, of the BNDES system. The new agreement replaces one of the sub-credits (Credit Line B) of the existing 2018 BNDES Facility with better interest rate and maturity conditions: a fixed interest rate up to 1.44% plus the TLP and maturity up to 10 years. There were no additional costs to sign this loan and was fully disbursed in November 2021. As of December 31, 2025, the total outstanding amount under this credit agreement was R$329.6 million.
•	Credit Agreement, dated as of January 31, 2020, between Banco do Nordeste do Brasil S.A. as lender and TIM S.A., as borrower, in the principal amount of R$752.5 million, secured by a bank guarantee and receivables. The agreement has a total term of eight years, with three years of grace period and five years of amortization period, with the use of proceeds for our capital expenditures plan for the next three years (2020-2022) in the northeastern region of Brazil pursuant to certain standard FINAME requirements, as described in the agreement. The credit line is divided in two tranches: (i) a R$325 million tranche at IPCA plus 1.44% per year or IPCA plus 1.22%, considering a 15% compliance bonus; and (ii) a R$427 million tranche at IPCA plus 1.76% per year or IPCA plus 1.48%, considering a 15% compliance bonus. On May 10, 2022, the disbursement of part of this credit line occurred with an amount of R$249.1 million and an average post-hedge cost of 69.02% of CDI and a term of 5.9 years. In May 2024, the disbursement of part of this credit line occurred with an amount of R$386.9 million and an average post-hedge cost of 56.82% of CDI and a term of 2 years. In July 2024, the disbursement of part of this credit line occurred with an amount of R$116.4 million and an average post-hedge cost of 56,75% of CDI and a term of 2 years. As of December 31, 2025, the total outstanding amount under this credit agreement was R$400.0 million.
•	Deed of Indenture for the Issuance of Simple Unsubordinated Debentures, Not Convertible into Shares, in a Single Series, for Public Placement with Limited Efforts of the Second Issuance of TIM S.A. (“Instrumento Particular de Escritura de Emissão de Debêntures Simples, da Espécie Quirografária com Garantia Adicional Fidejussória, não Conversíveis em Ações, em Série Única, para Distribuição Pública com Esforços Restritos da Segunda Emissão da Tim S.A.”), dated as of June 15, 2021, between TIM S.A., as issuer, Pentágono Distribuidora de Títulos e Valores Mobiliários S.A., as fiduciary agent. The total amount of the issuance was R$1.6 billion through the issuance of 1,600,000 debentures each with a nominal value of R$1,000 on the issuance date and in a single series. The debentures are non-convertible and unsubordinated. For all legal purposes, the issuance date is June 15, 2021, and the term of the debentures is of 7 years as from the issuance date, or June 16, 2028, and cost post hedge of CDI + 0.95% per year. As of December 31, 2025, the total outstanding amount under this credit agreement was R$2,049.2 million. This issue is a sustainability-linked title, in reliance on Brazilian Law No. 12,431, and we used the net proceeds of this issuance to finance our capital expenditure for the 2020-23 period.

See Note 20 to our financial statements for a further description of such financing agreements.

The following financial contracts were disclosed in our annual report filed on Form 20-F with the Securities and Exchange Commission on March 31, 2025, all of which have since matured and been repaid or have been prepaid by us:

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

Uses of Funds

Our principal uses of funds during the three-year period ended December 31, 2025, were payment of dividends to our shareholders, capital expenditures, business combination and loan repayments.

Material Capital Expenditures

Our capital expenditures in 2025, 2024 and 2023 related primarily to: (i) developing our fiber optic network, (ii) deployment and expansion of the capacity of our 3G and 4G networks, (iii) expanding network capacity, geographic coverage and digitalization, (iv) maintenance of our networks and IT systems, (v) of equipment purchases relating to our migration to PCS operations, and (vi) developing new operational and information technology systems.

The following table contains a breakdown of our investments in long-lived assets for the years ended on December 31, 2025, 2024 and 2023:

Capital Expenditures Categories

	Year ended December 31,
	2025	2024	2023
	(in thousands of reais)
Network	3,188,352	3,168,810	3,120,320
Information technology	805,335	893,113	779,833
Licenses	44,327	63,915	56,042
Other	503,556	425,261	548,119
Total capital expenditures(1)	4,541,495	4,550,378	4,504,314
(1)	The material capital expenditures discussed in this section are recurring and operational in nature and exclude non-recurring capital expenditures, like expenditures in relation to the acquisition of certain assets from Oi Móvel.

Capital expenditures totaled R$4,541 million in 2025, a slight decrease of 0.2% when compared to R$4,550 million in 2024, thereby reflecting annual stability and remaining consistent with the Company’s strategic goals.

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

The following table contains a breakdown of the dividends and interest on shareholders’ equity paid (net of income taxes) by us to our shareholders during the years ended December 31, 2025, 2024 and 2023:

Dividend Distribution

	Year ended December 31,
	2025	2024	2023
	(in thousands of reais)
Dividends	1,790,000	2,050,000	1,310,000
Interest on shareholders’ equity (net of withholding tax)	2,210,000	1,450,000	1,600,000
Total distributions	4,000,000	3,500,000	2,910,000

Our Board of Directors approved the distribution of an aggregate of R$2,210 million as interest on shareholders’ equity surpassing the minimum required by Brazilian Law, with respect to our 2025 results. The amounts of dividends indicated in the table above for 2023 and 2024 were approved at the annual general meeting in 2024 and 2025, respectively. The amount of withholding taxes was R$331,5 million, during 2025. The amounts paid were R$820 million in 2025 and R$1,390 million in 2026 as of the date of this annual report. Additional dividends for the 2025 fiscal year, in the amount of R$1.790 billion, were also approved and paid in 2025.

Moreover, on December 16, 2025, our Board of Directors approved the payment of R$420 million as interest on equity to be paid up to June 30, 2026.

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

The following table sets forth our financial leverage index for the reported periods:

	2025	2024	2023
	(in thousands of reais)
Net Debt (non-GAAP) (unaudited)(1)	10,141,213	8,999,341	10,187,261
EBITDA (non-GAAP) (unaudited)(2)	13,421,719	12,532,722	11,834,327
Financial leverage index (non-GAAP) (unaudited)(3)	0,75	0.72	0.86

(1)	We calculate Net Debt as total loans and derivatives plus lease liabilities minus lease assets minus cash and cash equivalents minus FIC (Investment Fund).
(2)	We calculate EBITDA as net profit for the year plus net financial income (expense), income tax and social contribution and depreciation and amortization costs and expenses.
(3)	We calculate the financial leverage index as Net Debt/EBITDA.

Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations (in present value) as of December 31, 2025:

		Payments Due by Period as of December 31, 2025
	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
		(in thousands of reais)
Total borrowings (post-hedge)(1)	642	1,691	111	51	2,495
Leases – IFRS 16(2)	1,508	3,020	2,363	4,747	11,639
Leasing (previous IAS 17 finance leases)	160	289	333	1,109	1,892
Total(3)	2,311	5,000	2,808	5,907	16,026

(1)	Considering the balances related to derivative financial instruments as of December 31, 2025.
(2)	Leases in which we, as the lessee, substantially hold all the risks and benefits of ownership are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interest related to the leases is taken to statement of income as financial expense over the term of the contract.
(3)	Other than as set forth herein (see, for example, “Item 4. Information on the Company—B. Business Overview—Our Business”), we have no capital lease obligations, unconditional purchase obligations, or other long-term liabilities reflected on our balance sheet of our financial statements. Interest is not included in long-term debt since it is subject to variable interest.

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

In 2025, contributions to the pension plans mentioned above remained stable at R$1.0 million, consistent with the amount contributed in 2024 and slightly lower than the R$1.1 million contributed in 2023.

C.       Research and Development

Research and Development

We do not independently develop new telecommunications hardware and depend upon the manufacturers of telecommunications products for the development of new hardware.

Patents and Licenses

We hold no material intellectual property assets. Telecom Italia owns the rights to the “TIM” trade name, which is currently licensed to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Any modification or termination of our ability to use the “TIM” trade name may adversely affect our business and operating results.”

D.       Trend Information

Customer Base and Market Share

In the year ended December 31, 2025, our mobile subscriber base decreased by 0.1% to 62.0 million customers, compared to 62.1 million customers in 2024, reflecting a growth by 8.4% in the Postpaid customer base, and a decline by 8.3% in the Prepaid customer base. Related to the composition of our customer base, the Postpaid accounted for 53% of our total subscriber base in the year ended December 31, 2025, compared to 49% in 2024. The prepaid represents 47% of our customer base at the end of 2025, compared to 51% in 2024.

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

Among the initiatives put in place in 2023 that supported this performance, the following stand out the most: (i) the ongoing evolution of the volume-to-value approach, maintaining a high level of ARPU and upselling to our customer base; (ii) expansion of the network, consolidating TIM as having the largest mobile coverage in Brazil with the launch of 5G, which was made available in all of Brazil’s state capitals in 2023, and maintaining leadership in 4G; (iii) the solid execution of our ultra-broadband operation, with the rebranding of the service (TIM UltraFibra) and the expansion of fiber; (iv) the continuous advancement of our network and IT infrastructure; (v) the incessant pursuit for cost and investment efficiencies despite the scenario of high inflation in the first half of 2023; and (vi) the ongoing evolution of our customer platform strategy, materialized by partnerships in different verticals such as financial services, digital education, digital security and mobile advertising.

In 2024 we consolidated our existing partnerships and planned for potential future ones. We continued to expand our network and IT infrastructure while pursuing cost and investment efficiencies despite the higher inflation scenario in the second half of 2024.

In 2025, we reaffirmed our partnership strategy and, in our updated strategic plan, outlined a framework to monetize our existing customer base beyond core telecommunications through an expanded, partnership-driven ecosystem. During the year, we continued to expand our network and IT infrastructure while pursuing operating and capital efficiencies, despite the persistently high interest-rate environment in Brazil.

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

Mobile ARPU (Average Monthly Revenue Per User) was R$32.8 for the year ended December 31, 2025, reflecting an increase of 4.6% as compared to the year ended December 31, 2024, which was R$31.4. This result shows TIM’s focus on seeking greater monetization of its customer base in line with its strategy. The ARPU of the Mobile segment, which excludes other mobile revenues and revenue generated by the Customer Platform, increased (i) by 4.3% YoY (2025:R$55.0 x 2024:R$52.7) in the Postpaid ex-M2M, having as its main driver a more rational environment, and decreased (ii) by 2.8% YoY (2025: R$14.4 x 2024: R$14.8) in the Prepaid. The result was supported by: (i) the continued focus on migrating the customer base to higher-value plans; (ii) churn levels under control, which remained practically stable throughout the year and (iii) the annual price adjustments. We understand that the ARPU is a relevant profitability metric that allows comparability with other peers in the telecommunication sector, calculated by dividing mobile services revenues by the average monthly customer base.

Competitive Environment

Brazil’s mobile telecommunications market is mature and remains highly competitive, shaped in recent years by the nationwide rollout of 5G and by the sector’s structural reconfiguration following the acquisition and integration of Oi Móvel’s mobile assets by TIM, Vivo and Claro.

The acquisition of a portion of Oi Móvel’s mobile assets reinforced our strategic objective of supporting a more balanced and sustainable competitive market structure. It also enabled improvements in service quality and customer experience, more efficient asset utilization, portfolio optimization, accelerated technological innovation and the capture of operational synergies, while maintaining a disciplined approach to capital allocation and shareholder value creation.

Technological evolution continues to influence competitive dynamics in the Brazilian telecommunications sector. The ongoing adoption of 5G, which has exceeded certain initial regulatory rollout milestones and, based on third-party industry projections, may become the predominant mobile technology over the course of this decade, could introduce additional sources of competition. This evolution may result in changes to market structure and competitive behavior and create opportunities for monetization, service differentiation and innovation. However, the extent and timing of any such opportunities remain subject to market conditions, regulatory developments, competitive responses and customer adoption patterns.

Since the last spectrum auction conducted by ANATEL in November 2021, which awarded licenses across multiple frequency bands for 20-year terms, competition has intensified not only among the three national mobile operators but also through the presence of established regional providers, such as Algar Telecom and Sercomtel, as well as newer entrants that have launched 5G services in recent years, including Brisanet, Unifique and Ligga. These developments have driven increased investment in network infrastructure, expanded coverage and a more dynamic competitive environment.

In addition, the Brazilian mobile market has experienced growing competitive pressure from mobile virtual network operators (MVNOs) and digital-first entrants, which have expanded their offerings and progressively increased their customer bases. Future spectrum auctions, together with the refarming and reorganization of existing spectrum, are expected to support continued network expansion and may further intensify competition, particularly among regional and alternative service providers.

Beyond competition from traditional mobile telecommunications operators, competitive pressure from fixed-line and broadband service providers has increased and may continue to intensify. This trend reflects aggressive commercial strategies aimed at attracting subscribers through price competition and bundled offerings that combine mobile and fixed voice services, broadband and other digital services.

In recent years, the Brazilian fixed broadband market has been characterized by a combination of organic growth and consolidation through strategic acquisitions. Organic growth has been driven primarily by the expansion of fiber-to-the-home networks and increased penetration within existing coverage areas, although overall growth rates have moderated compared to prior periods. At the same time, market fragmentation has continued to support consolidation initiatives. While earlier phases focused on transactions among smaller regional providers seeking scale and operational efficiencies, more recent transactions and discussions have involved larger regional ISPs and national operators, reflecting a more advanced stage of consolidation. In this context, one potential opportunity for fixed broadband providers is to leverage their existing customer bases through bundled offerings that combine broadband services with mobile solutions, including those supported by neutral mobile network infrastructure.

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

E.       Critical Accounting Estimates

For information about our critical accounting estimates, see our audited financial statements included elsewhere in this annual report.

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

All decisions taken by our Board of Directors are recorded in the board’s minute books. The Board of Directors shall meet regularly at least six (6) and up to twelve (12) times per year, and whenever called for a extraordinary meeting by its Chairman, by any two Directors or by our Chief Executive Officer. The chairman of the Board of Directors may also invite, at his discretion, any of our key employees to the Board of Directors’ meetings, in order to discuss any relevant corporate matter.

As of March 30, 2026, the composition of the Board of Directors was as set forth below, with terms of office valid until the annual shareholders’ meeting to be held in 2027:

Name	Title	Date of Birth	Date Appointed
Nicandro Durante*	Chairman	September 13, 1956	March 27, 2025
Claudio Giovanni Ezio Ongaro	Director	July 11, 1968	March 27, 2025
Alberto Mario Griselli	Director	April 24, 1969	March 27, 2025
Denísio Augusto Liberato Delfino	Director	February 02, 1979	November 3, 2025
Alessandra Michelini	Director	October 29, 1976	March 27, 2025
Gesner José de Oliveira Filho	Director	May 17, 1956	March 27, 2025
Flavia Maria Bittencourt	Director	January 15, 1970	March 27, 2025
Leonardo de Carvalho Capdeville	Director	September 4, 1969	March 27, 2025
Gigliola Bonino	Director	May 5, 1966	March 27, 2025
Adrian Calaza	Director*	March 8, 1967	March 27, 2025

*On February 25, 2026, during a meeting of the Board of Directors, Mr. Nicandro Durante tendered his resignation from the positions he then held at TIM S.A., effective as of March 31, 2026. At the same meeting, the Board of Directors elected Mr. Camillo Greco as a member of the Board of Directors and Mr. Adrian Calaza as Chairman of the Board of Directors, both with effect as of March 31, 2026.

As of March 30, 2026, Mrs. Flavia Maria Bittencourt, Mr. Denísio Augusto Liberato Delfino, Mr. Gesner Filho and Mr. Nicandro Durante* are deemed independent directors according to Brazilian independence standards.

Set forth below are brief biographical descriptions of the members of our Board of Directors:

Nicandro Durante*. Mr. Durante is a Brazilian and Italian citizen, born in September 1956, with a bachelor’s degree in Business Administration issued by Pontifical Catholic University (Pontifícia Universidade Católica) of São Paulo, Brazil. With almost forty years of experience in the tobacco industry, since 2011 Mr. Durante has served as Chief Executive Officer at British American Tobacco, where he has held several top management positions during the past decades, including Corporate Chief Financial Officer, Regional Director, Executive Director, Chief Operating Officer. Mr. Durante served as an Independent Director until July 2022 and also as Chief Executive Officer until 2023, of Reckitt Benckiser, a leading company in the health and care industry. Mr. Nicandro currently serves as Chairman of our Board of Directors, Compensation Committee and Environmental, Social & Governance Committee since 2019.

Adrian Calaza. Mr. Calaza holds a degree in business administration from the University of Belgrano and holds an MBA in Business Management from the University of CEMA. He has extensive and well-established experience in the telecommunications sector, having held relevant executive and governance positions throughout his career. He currently serves as Chairman of the Board of Directors of TIM S.A., and is a member of the Compensation Committee, the ESG Committee, and the Controls and Risks Committee. Previously, he served as Chief Financial Officer of the Telecom Italia Group from 2022 to 2025, as well as Chief Financial Officer of the ARCOR Group and of TIM Participações S.A. (currently TIM S.A.). Mr. Calaza also served as Chief Financial Officer of Telecom Argentina from 2009 to 2016 and, between 2007 and 2009, held the position of Corporate Administrative Services Manager. Over the course of his career, he has held several executive roles, including Investment and Control Manager at TIM Participações S.A. from 2006 to 2007 and Chief Financial Officer of Telecom América Latina S.A. from 2004 to 2005. He joined the Telecom Italia Group in January 1999, where he held various positions, including Chief Financial Officer of Entel S.A. in Bolivia, a subsidiary of the Telecom Italia Group, from 2000 to 2004, and Corporate Chief Financial Officer of Telecom América Latina S.A. in Brazil.

Claudio Giovanni Ezio Ongaro. Mr. Ongaro is an Italian citizen, born in Milan, Italy, with a University Degree in Electronic Engineering awarded in 1993 by Politecnico di Milano, in Milan, Italy. Mr. Ongaro carried out his career in the telecommunications sector, holding managerial roles both in Italy and abroad, mainly in the United Kingdom, South America, Greece and the Middle East. In particular, he began his career in 1995 in Omnitel Pronto Italia by participating in the founding of the company with roles of increasing responsibility within the network. After an experience in the infrastructure services market, in 2003 he worked in cable & wireless as Group Technical Director of Mobile and, subsequently, as Senior Director of Strategy. In 2007, he joined the Orascom Group, initially in the wireless broadband field and later in the subsidiary Wind Hellas as Chief Strategy Officer and Chief of Fixed Business. From 2010 he worked in Wind Telecomunicazioni as Head of Strategy and M&A and subsequently, following the merger with H3G in 2016, in WindTre as CEO Office Director, responsible for coordinating the company’s main strategic projects. He joined TIM Group in 2019. On February 2022, he was appointed Chief Strategy & Business Development Officer at TIM S.p.A.

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

Denísio Augusto Liberato Delfino. Mr. Denísio is Brazilian and has extensive experience in the financial market, having served as Chief Executive Officer of BB Asset Management and as director at Previ, the largest pension fund in Brazil. He worked for more than 20 years at Banco do Brasil holding positions in areas such as Corporate Governance, Capital Markets, and Private Banking, in addition to having worked at the Ministry of Finance. He holds a Ph.D. and master’s degree in Economics from Fundação Getulio Vargas (FGV) and a Bachelor’s degree in Economics from the Federal University of Viçosa. Until September 2025, he represented Latin America on the Board of the Principles for Responsible Investment (PRI). He is currently a member of the Board of Directors and Sustainability Committee of Neoenergia and a full member of the Fiscal Council of Gerdau. Recognized by Forbes as one of the 10 Best CEOs in 2024, he has advanced certifications in financial markets and a solid track record in ESG and investments.

Alessandra Michelini. Mrs. Michelini is a distinguished Italian executive with more than 20 years of experience in the telecommunications sector and has built her career predominantly within the TIM Group. As of September 2025, she serves as Chief Executive Officer and Chair of the Board of Telsy, the Group’s cybersecurity center of excellence. Alessandra has a strong academic background, holding a degree in Electronic Telecommunications Engineering as well as two master’s degrees in Business Administration and in Management. She began her journey at TIM in 2004 in the Technology Department and has since held several high-impact leadership roles, including Chief of Staff to the Chairman and CEO, and Vice President positions in Procurement, Revenue Management, Enterprise Market and more recently Chief of Transformation. She also serves on the Boards of Directors of Polo Strategico Nazionale, TIM Brasil, Olivetti, and TIM Retail. In 2025 Alessandra was included in the Most Powerful Women list, which celebrates the 50 most influential women in the Italian professional and entrepreneurial landscape.

Gesner José de Oliveira Filho. Mr. Oliveira is a partner of GO Associados and Professor of Economics at Fundação Getulio Vargas (FGV). In 2020 Mr. Oliveira has been certified as a Member of the Audit Committee (CoAud) by the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa – IBGC). His professional experience spans both public and private sector institutions. Mr. Oliveira currently serves as a member of our Board of Directors, as Coordinator of our Statutory Audit Committee, and as member of our Control and Risks Committee and our Environmental, Social & Governance Committee. Mr. Oliveira also serves as member of the Board of Directors of Braskem and Coordinator of the Statutory Compliance and Audit Committee, Chairman of the Board of Directors of Estre Ambiental, as well as a member of the Self-Regulation Council of FEBRABAN. His prior experience includes being a member of the board of directors of Uber, Usiminas, Sabesp, CESP, Nossa Caixa and Varig. Mr. Oliveira served as Chief Executive Officer of SABESP – Companhia de Saneamento Básico do Estado de São Paulo (2007-11), one of the largest water companies in the world; Chairman of CADE, the Brazilian federal antitrust authority (1996-2000); Deputy Secretary for Economic Policy (1993-95) and Secretary for Economic Monitoring (1995), both at the Brazilian Ministry of Finance. He holds a Ph.D. in Economics from the University of California (Berkeley), his Master’s degree in Economics from the University of Campinas and Bachelor’s degree from the University of São Paulo. He has worked as a private consultant since the 1990s and published several books and articles in national and international journals. His work has focused on competition policy, macroeconomics, and infrastructure which are related with his experience at CADE, the Ministry of Finance, and SABESP, respectively. He was recently awarded the Jabuti Award for his book Nem Negacionismo, Nem Apocalipse – Economia do meio ambiente: uma perspectiva brasileira.

Flavia Maria Bittencourt. Mrs. Bittencourt holds a B.S. degree in Chemical Engineering from UFRJ, an Executive MBA from Fundação Dom Cabral, and other certificates from London Business School and INSEAD. Mrs. Bittencourt has a extensive professional experience across different roles and industries, including 8 years in banking sector, 10 years in telecommunications sector, and 3 years in Private Equity. Starting in 2013, she was the CEO for Sephora Latin America, and, since September 2021, she is the MD of Adidas Latin America. Until 2019, she was an independent board member of Marisa Lojas S.A. She served as an independent member of the board of directors of BRF S.A. from April 2020 until September 2025 and of Grupo Oncoclínicas from 2021 until 2025. Since May 2025, she has been a member of the board of directors of RD Saúde. Mrs. Bittencourt was an independent member of TIM Participações S.A.’s Board of Directors and Statutory Audit Committee from July 2019 to August 2020. Since 2020, she has been an independent member of our Board of Directors and Statutory Audit Committee.

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

Camillo Greco*. Mr. Camillo Greco holds a degree in Economics from La Sapienza University in Rome in 1997 and completed an Executive MBA at INSEAD in 2005. In 1996, he started his career at JP Morgan, where over the years he held positions of increasing responsibility in Investment Banking, both in London and Milan, including Global Head Consumer Investment Banking, Head Consumer & Retail EMEA, Co-Senior Country Officer Italy, and Head of the M&A Advisory Team. He joined the Poste Italiane Group in July 2020 as Deputy Chief Financial Officer and Head of Financial Holdings.

Board of Statutory Officers

Pursuant to our By-laws, our Board of Statutory Officers (the members of which we also refer to as our Statutory Officers) is comprised of at least three (3) and no more than twelve (12) members, who may or may not be shareholders.

The title of the members of our Board of Statutory Officers shall be as follows: (1) Chief Executive Officer, (2) Chief Financial Officer, (3) Investor Relations Officer, (4) Regulatory and Institutional Affairs Officer, (5) Legal Officer, and (6) People, Culture & Organization Officer. Each member of our Board of Statutory Officers, who serves two-year terms of office (with re-election permitted), may be elected or dismissed by our Board of Directors at any time and with no cause.

The following are the current members of the Board of Statutory Officers and their respective titles, whose terms of office will remain valid for two years from the date of appointment.

Name	Title	Date of Birth	Date Appointed
Alberto Mario Griselli	Chief Executive Officer	April 24, 1969	March 28, 2025
Andréa Palma Viegas Marques	Chief Financial Officer	July 1, 1971	March 28, 2025
Vicente de Moraes Ferreira	Investor Relations Officer	August 8, 1980	July 30, 2025
Mario Girasole	Regulatory and Institutional Affairs Officer	June 8, 1968	March 28, 2025
Fabiane Reschke	Legal Officer	June 5, 1970	March 28, 2025
Maria Antonietta Russo	People, Culture & Organization Officer	September 19, 1972	March 28, 2025

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

Vicente de Moraes Ferreira. Mr. Ferreira holds a degree in electronics and computer engineering from the Federal University of Rio de Janeiro, an MBA from Fundação Getúlio Vargas and an executive master’s degree from ESADE Business School and Georgetown University. He started his career at TIM in IT, went through Esso Brasileira in the areas of Marketing and Sales, returning to TIM in 2006, where he worked in areas such as Marketing, Sales and Commercial Planning. Since 2010, he has been working in the Investor Relations area, becoming an officer and leading this team since 2017. In 2025, he became Vice President of Investor Relations and Strategy, adding to his list of responsibilities the construction and articulation of the Company’s strategic path.

Mario Girasole. Mr. Mario Girasole is the Regulatory and Institutional Affairs Officer of the Company since January 2009 and since 2012, he is also Vice-President for the Press Relations and the ESG departments. He is also member of the Board and Council of national and international entities, including Conexis, GSM Latin America, Italo-Brazilian Chamber of Commerce (ITALCAM) and the Brazilian Institute for Competition Studies (IBRAC). He joined TIM in 1997, for the Regulatory and Pricing area, in Rome. From 2000 to 2003, he headed, in Brussels, the TIM Group relations with the institutions of the European Union, when he was also appointed to the position of Deputy-Chairman of the European mobile sector association (GSM Europe). Starting from 2004, he was Head of Public and Regulatory Affairs at Telecom Italia America Latina. During this period, he worked also as Director of Entel Bolivia and alternate Director of TIM S.A. Mr. Girasole has a PhD in Economics from University of Perugia, a Master's degree in Economics and Management from LUISS University (Rome), an LL.M. in International Business Law (UCL, London) and an MA in Contemporary Economic History (Rome 2). He also has Executive Education in Finance (London Business School and INDEAD) and General Management and Corporate Governance (Harvard School of Government, Columbia Business School and INSEAD). Mr. Girasole was awarded as Knight (2014) and Officer (2018) of the Order of the Star of Italy by the President of the Italian Republic “for promoting friendly relations and co-operation with other countries and ties with Italy.” In Brazil, he was awarded with the Peacemaker Medal and the Medal of the Army by the Ministry of Defense (2018) and with the Order of Rio Branco (2023) by the Ministry of Foreign Affairs. Moreover, Mr. Girasole has been granted Honorary Citizenship of city of Rio de Janeiro (2022) and the Tiradentes Medal by the Legislative Assembly of the State of Rio de Janeiro (2025).

Fabiane Reschke. Mrs. Fabiane Reschke, Brazilian citizen born in Veranópolis, Rio Grande do Sul, Brazil, with a university degree in Law issued in 1993 by the Pontifical Catholic University of Rio Grande do Sul. Has over 20 years of experience in managing legal departments, 3 years of experience in the broadcasting industry, 13 years of experience in telecommunications and 8 years of experience in the insurance industry. From 1997 to 2000, lawyer at Grupo RBS de Comunicações. Between 2000 and 2007, Legal Director of Terra Networks Brasil S.A, the Internet access provider of the Telefonica Group. Between 2008 and 2011, Legal Director of Telefónica Brasil S.A and Vivo S.A. Between 2011 and 2013, Legal Director of SulAmérica S.A. From 2013 to 2015, Chief Executive Officer of the Presidency Cabinet of Telefónica S.A, and from 2016 to 2022, Legal and Institutional and Governmental Relations Director of SulAmérica S.A.

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

The following were the members of our Statutory Audit Committee as of March 30, 2026:

Name	Date of Birth	Date Appointed
Gesner José de Oliveira Filho (Coordinator) (*)	May 17, 1956	March 28, 2025
Flavia Maria Bittencourt	January 15, 1970	March 28, 2025
Nicandro Durante	September 13, 1956	March 28, 2025

(*)	Audit committee financial expert.

Effective as of March 31, 2026, Mr. Denísio Augusto Liberato Delfino will replace Mr. Nicandro Durante as a member of the Statutory Audit Committee.

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

Fiscal Council

The current composition of the Fiscal Council consists of two pairs elected by our controlling shareholder and one pair elected by the minority shareholders, each pair consisting of one full member and one alternate member. The following are the current full members of our Fiscal Council, whose terms of office will be valid until the annual shareholders’ meeting to be held in 2026:

Name	Date of Birth	Date Appointed
Walmir Urbano Kesseli (Chairman)	August 28, 1959	March 27, 2025
Heloisa Belotti Bedicks	August 25, 1960	March 27, 2025
Elias de Matos Brito	July 28, 1965	March 27, 2025

The annual shareholders’ meeting to be held on March 31, 2026 will elect the members of the Fiscal Council for a term of office to last until the annual shareholders’ meeting to be held in 2027.

Under Brazilian corporate law, our By-laws and the internal rules of the Fiscal Council, the Fiscal Council’s general duties and responsibilities include monitoring the actions of management and verifying its compliance with legal 659 duties and appropriate statutes; providing opinions regarding management’s annual report, business plans and budgets; and performing reviews of, and opinions regarding our financial statements. All members serve independently from the Company in their capacities on the Fiscal Council.

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

As of March 30, 2026, the following were the members of our Compensation Committee:

Name	Date of Birth	Date Appointed
Nicandro Durante(Chairman)	September 13, 1956	March 28, 2025
Claudio Giovanni Ezio Ongaro	July 11, 1968	March 28, 2025
Alessandra Michelini	October 29, 1976	March 28, 2025

Effective as of March 31, 2026, Mr. Adrian Calaza will replace Mr. Nicandro Durante as Chairman of the Compensation Committee.

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

As of March 30, 2026, the following were the members of our Control and Risks committee:

Name	Date of Birth	Date Appointed
Denísio Augusto Liberato Delfino (Chairman)	February 02, 1979	November 3, 2025
Gesner José de Oliveira Filho	May 17, 1956	March 28, 2025
Adrian Calaza	March 8, 1967	March 28, 2025
Gigliola Bonino	May 5, 1966	March 28, 2025
Claudio Giovanni Ezio Ongaro	July 11, 1968	March 28, 2025

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

As of March 30, 2026, the following were the members of our Environmental, Social & Governance Committee:

Name	Date of Birth	Date Appointed
Nicandro Durante (Chairman)	September 13, 1956	March 28, 2025
Claudio Giovanni Ezio Ongaro	July 11, 1968	March 28, 2025
Alberto Mario Griselli	April 24, 1969	March 28, 2025
Gesner José de Oliveira Filho	May 17, 1956	March 28, 2025
Gigliola Bonino	May 5, 1966	March 28, 2025

Effective as of March 31, 2026, Mr. Adrian Calaza will replace Mr. Nicandro Durante as Chairman of the Environmental, Social & Governance Committee.

B.       Compensation

At the Board of Directors Meeting held on February 25, 2026, the Company’s directors voted in favor of a total annual compensation in the aggregate amount of approximately R$56,084 thousand, of which: R$47,498 thousand are allocated to our statutory officers, R$3,024 thousand are allocated to members of our committees, approximately R$702 thousand are allocated to our fiscal council members and approximately R$4,860 thousand are allocated as compensation to our Board of Directors during 2026. The aforementioned compensation was approved in the annual shareholders meeting held on March 27, 2025. The statutory officers’ and directors’ compensation is composed of fixed remuneration, benefits, bonuses, short-term incentive and participation in long-term incentive plans. Accordingly, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our officers and directors during 2025. The aggregate compensation to our statutory officers in the year ended December 31, 2025, including fixed remuneration, benefits, bonuses, short-term incentive and long-term incentive plans, was approximately R$42.2 million considering INSS (approximately R$39.9 million without INSS).

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

For the year ended on December 31, 2025, each member of our Board of Directors received annual compensation on average of R$1,1 million considering INSS (R$0,9 million without INSS) and each member of our Fiscal Council received annual compensation of R$0,2 million considering INSS (R$0,2 million without INSS), paid pro rata according to each member’s time of service on such body.

C.       Board practices

See “—A. Directors and Senior Management” and “—B. Compensation.”

D.       Our Employees

On December 31, 2025, we had 8,706 full-time employees. We do not employ a significant number of temporary employees. The following tables show a breakdown of our employees as of December 31, 2025, 2024 and 2023.

	As of December 31,
	2025	2024	2023
Network & Information Technology	1,808	2,025	2,128
Sales and marketing	3,801	3,843	3,840
Customer care	1,845	1,898	1,896
Support and other	1,252	1,361	1,411
Total number of employees	8,706	9,127	9,275

During the year ended December 31, 2025, we implemented significant changes to our organizational structure. These measures included a company-wide workforce streamlining across all departments, as part of a redesign aimed at improving efficiency, accelerating digitalization and reducing hierarchical layers. We also restructured our network operations by outsourcing network monitoring activities to a strategic partner, which enhanced operational efficiency and supported the advancement of our digital capabilities.

Our employees are represented by state-level unions affiliated with the National Federation of Telecommunications Workers, the Interstate Federation of Telecommunications Services Researchers and Workers and the FREE Federation. We negotiate collective bargaining agreements and profit-sharing programs with these federations and unions on an annual basis. Management considers our labor relations to be satisfactory, and we did not experience any work stoppages during 2025.

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

E.       Share Ownership

As of December 31, 2025, our board members, fiscal council members and statutory officers, owned, in the aggregate, 802,438 common shares, which represented 0,03% of our common shares outstanding. Accordingly, each of our directors or statutory officers beneficially owns less than one percent of outstanding common shares.

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

A.       Major Shareholders

The following table sets forth information relating to the ownership of common shares by TIM Brasil and our officers and directors, as of December 31, 2025. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares.

Name of owner	Common Shares Owned	Percentage of Outstanding Common Shares
TIM Brasil Serviços e Participações S.A.	1,631,246,000	68.19%
All our officers and directors as a group*	802,438	0.03%
Total	1,632,048,438	68.22%
*	Represents less than 1%.

Since TIM Brasil owns 68.19% of our outstanding common shares, it has the ability to control the election of our Board of Directors and to determine the direction of our strategic and corporate policies. The common shares held by TIM Brasil have the same voting rights as the common shares held by other holders and TIM Brasil has no special voting rights beyond those ordinarily accompanying the ownership of our common shares.

As of December 31, 2025, there were 95,004,293 common shares represented by ADSs. As of such date, the number of common shares represented by ADSs represented 3.97% of our total capital.

TIM Brasil is a publicly-held category B company, wholly owned Brazilian subsidiary of Telecom Italia Finance S.A., which in turn is a wholly owned Dutch subsidiary of Telecom Italia S.p.A., or Telecom Italia. Telecom Italia is a corporation organized under the laws of the Republic of Italy. In turn, the largest shareholder of Telecom Italia is Poste Italiane S.p.A. (27.32%), both of which are able to exercise significant influence over Telecom Italia. See “Item 4. Information on the Company—C. Organizational Structure.”

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

Significant Changes in Percentage Ownership of Principal Shareholders

None.

Shareholders’ Agreements

None.

B.       Related Party Transactions

As of December 31, 2025, we did not owe to our affiliates any amounts arising out of outstanding inter-company loans. We had assets and liabilities in amounts of R$91,064 million and R$962,475 million, respectively, as of December 31, 2025, with companies of the Telecom Italia Group (see Note 34 of our financial statements).

Guarantees of Obligations of our Subsidiaries

For more information on our guarantees of obligations of our subsidiaries, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds—Financial Contracts.”

Agreement between Telecom Italia and TIM S.A.

At the extraordinary shareholders’ meeting to be held on March 31, 2026, our shareholders will deliberate on the extension of the Cooperation and Support Agreement, originally executed on May 30, 2007, with Telecom Italia, which is currently set to expire on April 30, 2026, for an additional 12-month period until April 30, 2027. The purpose of this agreement was to enable us, to benefit from Telecom Italia’s internationally recognized expertise, built throughout years of operation in more mature and developed markets. The cooperation and support activities to be performed by the parties will be focused on adding value to our operations through:

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

The extended term of the agreement provides for a total price cap of €2,278,456 (two million, two hundred and seventy-eight thousand,four hundred and fifty-six Euros). The price cap represents the maximum consideration to be paid by us for all the services and support rendered by Telecom Italia during 2026 and 2027 under the agreement, if approved by the extraordinary shareholders’ meeting.

C.       Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.       Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We are subject to judicial and administrative proceedings, including civil, criminal, labor, environmental, tax and regulatory claims covering a wide range of matters arising in the ordinary course of business. We have adopted a policy of analyzing each such proceeding and making a judgment as to whether a loss is probable, possible or remote. We make provisions for legal proceedings to which we are a party to when we determine that losses are probable and can be reasonably estimated. For civil (non-consumer), labor, tax and regulatory proceedings in which the risk of loss has been classified as possible, no provision is made, and these proceedings are not expected to have a material adverse effect on our business or financial situation. Our judgment is always based on the opinion of our legal advisors and in-house lawyers. For consumer claims, we make an additional provision taking into consideration the claims for which the risk of loss is classified as probable and, also, a part of the total amount of the consumer claims that has been classified as possible, according to the opinion of our legal advisors and in-house counsel. Accrual balances are adjusted to account for changes in circumstances for ongoing matters and the creation of additional accruals for new matters. Although we believe that the current level of accruals is adequate, changes in the future could impact these determinations.

In this annual report on Form 20-F, we disclose in detail those legal proceedings which we and our legal advisors have determined to be material, along with overall summaries and the aggregate value of our legal proceedings where risk of loss is probable. See Note 23 to our financial statements.

Consumer Lawsuits

As of December 31, 2025, we were party to consumer lawsuits at the judicial and administrative levels for which an amount of R$133.178 thousand (R$148,429 thousand as of December 31, 2024) was accounted. These lawsuits generally relate to questions regarding alleged improper billing, contract cancellation, quality of services and undue restriction.

PROCON and Other Consumer Actions

We are involved in judicial and administrative proceedings brought by the Brazilian Consumer Protection Agency (which is composed, among other entities, by Procons – Fundação de Proteção e Defesa do Consumidor), and various state public prosecutor’s offices for which amount of R$119,954 thousand as of December 31, 2025 (R$321,156 thousand as of December 31, 2024) was accounted. These proceedings arise from consumer complaints related to alleged: (i) failures in the provision of network services; (ii) issues related to quality care; (iii) contractual violations; and (iv) misleading advertising.

Former Trade Partners

We are a defendant in lawsuits filed by certain former commercial partners for alleged breach of contract. The amount involved in such lawsuits was R$41,146 thousand as of December 31, 2025 (R$51,519 thousand as of December 31, 2024).

Social, Environmental, and Infrastructure

As of December 31, 2025, we were party to lawsuits with various actors arising from issues of environmental licensing and installation/operation licensing, actions directed at network infrastructure and environmental issues. We have accounted for in connection with such lawsuits an amount of R$47,564 thousand as of December 31, 2025 (R$1,574 thousand as of December 31, 2024).

Legal Claims due to Regulatory matters

TIM are involved in legal proceedings relating to regulatory matters, including claims arising from fines imposed by regulatory authorities. We have accounted for in connection with such claims an amount of R$74,388 thousand as of December 31, 2025 (R$51,914 thousand as of December 31, 2024

Other

We are also party to other civil claims brought by several third parties mentioned above, in respect of, among others: (i) renewal of lease agreements; (ii) equity subscription of shares; (iii) compensation claims; (iv) alleged breach of contract; and (v) debt actions. We have accounted for in connection with such civil claims an amount of R$50,496 thousand as of December 31, 2025 (R$21,019 thousand as of December 31, 2024).

Labor Claims

A significant percentage of our labor claims relate to claims filed by current or former employees of service providers who, in accordance with Brazilian labor legislation, allege that we are responsible for labor-related obligations not satisfied by the service provider companies. We had 1,347 labor claims with a probable risk of loss as of December 31, 2025, (1,545 as of December 31, 2024). The amount involved in such labor claims with probable risk of loss was R$161,133 thousand as of December 31, 2025 (R$184,343 thousand as of December 31, 2024).

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

Social Security Claims

We are currently subject to 27 social security claims, with a probable loss amount of R$35,783 thousand as of December 31, 2025 (compared to R$24,755 thousand as of December 31, 2024). The majority of these claims relate to legal uncertainty with respect to the tax basis that should be used for the calculation of our social security on payroll.

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

However, discussions involving telecommunications providers and BASE revolve around regulatory issues, considering BASE's inability to provide telecommunications services due to the fact that it does not hold a telecommunications license, a practice prohibited by Brazilian regulations. The proceedings at ANATEL have been concluded but are still ongoing at CADE.

Tax Claims

Federal Taxes

The total amount of federal tax claims assessed against the Company with a possible risk of loss (except for claims involving regulatory taxes, such as FUST/FUNTTEL/FISTEL, which are described below) was R$4,991,390 thousand as of December 31, 2025 (R$5,084,626 thousand as of December 31, 2024).

The total amount of federal taxes assessed against the Company with a probable risk of loss (except for claims involving regulatory taxes, such as FUST/FUNTTEL/FISTEL, which are described below) was R$307,323 thousand as of December 31, 2025 (R$257,191 thousand as of December 31, 2024).

The most relevant claims assessed are:

•	Tax carryforward losses and CSLL, negative basis compensation disallowance; challenge to the goodwill expenses deduction; disallowance of withholding tax compensation due to an alleged lack of documental support; lack of payment of tax carryforward loss/CSLL due on a monthly estimate basis; fine for failure to present digital files; failure to comply with requirements and procedures related to regional tax incentives from Superintendence for the Development of the Northeast (Superintendência de Desenvolvimento do Nordeste) (“Sudene”). The amount in controversy, classified as a possible contingency, was R$1,225,208 thousand as of December 31, 2025 (R$1,836,078 thousand as of December 31, 2024).
•	Alleged improper credits that resulted in tax carryforward losses and CSLL negative basis compensation disallowance. The amount in controversy, classified as a possible contingency, was R$289,676 thousand as of December 31, 2025 (R$259,073 thousand as of December 31, 2024).
•	CSLL on exchange variation resulting from swap operations accounted for on a cash basis. The amount in controversy, classified as a possible contingency, was successfully resolved in December 31, 2025 (R$81,398 thousand as of December 31, 2024).
•	Withholding tax collection on income of residents abroad, including those remitted as international roaming and payment to unidentified beneficiaries, as well as the payment of CIDE on royalties remittances abroad, including international roaming. The amount in controversy, classified as a possible contingency, was R$232,657 thousand as of December 31, 2025 (R$289,098 thousand as of December 31, 2024).
•	Alleged failure to calculate and collect corporate income tax, PIS/COFINS and CSLL due to total or partial disregard, by the Brazilian Internal Revenue Service (Receita Federal do Brasil), of the compensations proceeded and from tax carryforward loss negative balance calculated on previous years. The amount in controversy, classified as a possible contingency, was R$351,801 thousand as of December 31, 2025 (R$331,962 thousand as of December 31, 2024).
•	Disallowance of PIS/COFINS credits on inputs – expenses and costs that, according to the Company's assessment, were intrinsically related to its operational activities. The amount in controversy, classified as a possible contingency, was R$349,532 thousand as of December 31, 2025 (R$310,737 thousand as of December 31, 2024).
•	Disallowance of PIS and COFINS credits arising from the exclusion of ICMS from the PIS and COFINS tax basis, potentially resulting in an amount due given the offsetting transactions carried out. The amount in controversy, classified as a possible contingency, was R$1,825,929 thousand as of December 31, 2025 (R$1,599,761 thousand as of December 31, 2024).
•	Operating profit: challenge by the RFB regarding the alleged improper use of the 75% IRPJ tax reduction benefit related to Sudene, due to questions about the filing of the supporting reports. The amount in controversy, classified as possible contingency, was R$ 355,624 thousand as of December 31, 2025 (with no corresponding balance as of December 31, 2024).

State Taxes

The total amount of state tax claims assessed against us with a possible risk of loss was R$12,960,732 thousand as of December 31, 2025 (R$11,106,211 thousand as of December 31, 2024). The total amount of state tax claims assessed against us with a probable risk of loss was R$453,376 thousand as of December 31, 2025 (R$374,183 thousand as of December 31, 2024).

The most relevant claims assessed are:

•	Alleged incorrect deduction of unconditional discounts offered to customers in the ICMS basis of calculation, as well as penalties for alleged noncompliance with an accessory obligation. The amount in controversy, classified as a possible contingency, was R$534.669 thousand as of December 31, 2025 (R$1,422,103 thousand as of December 31, 2024).
•	Use of tax benefit (Program for the Economic, Integrated and Sustainable Development of the Federal District – PRO-DF) granted by the state tax authority, which was later declared unconstitutional by the Brazilian Supreme Court. Additionally, the Company was assessed due to alleged undue credit of ICMS resulting from interstate purchase of goods with tax benefit granted in the state of origin. The amount in controversy, classified as a possible contingency, was R$536,534 thousand as of December 31, 2025 (R$490,283 thousand as of December 31, 2024).
•	ICMS credits reversal and credits arising from the acquisition of fixed assets. The amount in controversy, classified as a possible contingency, was R$715,792 thousand as of December 31, 2025 (R$830,234 thousand as of December 31, 2024).
•	ICMS credit entries and debt reversals, identification and documentation support of amounts and information included in clients’ bills, such as the tax rate and credits granted, as well as credits arising from ICMS substitution or nontaxable operations. The amount in controversy, classified as a possible contingency, was R$4,872,070 thousand as of December 31, 2025 (R$4,511,091 thousand as of December 31, 2024).
•	Appropriation of ICMS credits originated from operational energy consumption and acquisition. The amount in controversy, classified as a possible contingency, was R$83,607 thousand as of December 31, 2025 (R$77,999 thousand as of December 31, 2024).
•	Alleged conflict between the information filed in the accessory obligations and the tax collection as well as the charge of specific penalty for noncompliance with those obligations. The amount in controversy, classified as a possible contingency, was R$1,258,266 thousand as of December 31, 2025 (R$1,122,373 thousand as of December 31, 2024).
•	Alleged non-payment of ICMS due to the loss of reversed debits related to prepaid service, as well as alleged undue ICMS credit on goods alleged to have benefited from reduction in the calculation basis. The amount in controversy, classified as a possible contingency, was R$2,248,803 thousand as of December 31, 2025 (R$1,041,955 thousand as of December 31, 2024).
•	ICMS credits entries regarding the tax treatment of handsets loan operations. The amount in controversy, classified as a possible contingency, was R$237,426 thousand as of December 31, 2025 (R$165,459 thousand as of December 31, 2024).
•	Charge of ICMS related to subscription services excluded from taxation due to its classification as non-telecommunication services. The amount in controversy, classified as a possible contingency, was R$261,438 thousand as of December 31, 2025 (R$241,433 thousand as of December 31, 2024).

Municipal Taxes

The total amount of municipal tax claims assessed against the Company with a possible risk of loss was R$1,988,271 thousand as of December 31, 2025 (R$1,876,629 thousand as of December 31, 2024). The total amount of municipal tax claims assessed against the Company with a probable risk of loss was R$11,862 thousand as of December 31, 2025 (R$10,216 thousand as of December 31, 2024).

The most relevant claims assessed are:

•	Charge of ISS tax and penalties due to the supposed lack of collection over the Company’s revenue accounts. The amount in controversy, classified as a possible contingency, was R$1,673,534 thousand as of December 31, 2025 (R$1,558,393 thousand as of December 31, 2024).
•	Alleged lack of ISS collection regarding import services or services performed in other municipalities. The amount in controversy, classified as a possible contingency, was R$106,438 thousand as of December 31, 2025 (R$98,781 thousand as of December 31, 2024).
•	Constitutionality of the collection of the Inspection Fee for Operation (Taxa de Fiscalização de Funcionamento – TFF) by municipal authorities of different locations. The amount in controversy, classified as a possible contingency, was R$154,989thousand as of December 31, 2025 (R$170,074 thousand as of December 31, 2024).

Regulatory taxes

The total amount of FUST, FUNTTEL, TFI, FISTEL and EBC tax claims assessed against the Company with a possible risk of loss was R$4,509,635 thousand as of December 31, 2025 (R$4,171,940 thousand as of December 31, 2024).

The total amount of FUST, FUNTTEL, TFI, FISTEL and EBC tax claims assessed against the Company with a probable risk of loss was R$123,485 thousand as of December 31, 2025 (R$117,994 thousand as of December 31, 2024).

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

Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity (juros sobre capital próprio) as an alternative form of making dividend distributions to the shareholders, according to Law No. 9,249/1995. The rate of interest may not be higher than the Brazilian Federal Government’s long-term interest rate as determined by BNDES from time to time. As previously mentioned, dividends will be subject to income tax in Brazil as of January 1, 2026, following the enactment of Law No. 15,270 on November 27, 2025, which introduced a material change to a long-standing tax exemption regime applicable to profits and dividends. Under the prior regime, in force since 1996, profits and dividends were broadly exempt from taxation. The new law reverses this approach, effective as of the 2026 calendar year, by reintroducing the taxation of profits and dividends for certain beneficiaries, including, as a general rule, non-resident individuals and legal entities.

Interest on shareholders’ equity paid to shareholders is deductible from the corporation’s net income for tax purposes and the distributions are subject to withholding tax.

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

The table below sets forth, for the indicated periods, the high and low closing prices of our ADSs on the NYSE, in U.S. dollars, and our common shares on the B3, in reais. On December 31, 2025, the last reported sales price of our common shares on the B3 was R$21.34 and on December 31, 2025, the last reported sales price of our ADSs on the NYSE was U.S.$19.45. As of December 31, 2025, the U.S. dollar-real exchange rate, using the selling rate as reported by the Central Bank, was R$5.5018 per U.S.$1.00

	NYSE		B3
	High	Low	High	Low
	(in U.S.$ per ADS)		(in reais per common share)
Year ended
December 31, 2023	18.94	10.20	18.58	10.75
December 31, 2024	13.13	11.59	15.84	14.36
December 31, 2025	22.79	11.37	24.30	13.76
Year ended December 31, 2023

	NYSE		B3
	High	Low	High	Low
	(in U.S.$ per ADS)		(in reais per common share)
First quarter	12.94	10.20	13.29	10.75
Second quarter	15.75	11.91	15.25	12.11
Third quarter	16.01	14.04	15.55	13.69
Fourth quarter	18.94	14.33	18.58	14.74
Year ended December 31, 2024
First quarter	17.86	16.39	17.74	15.93
Second quarter	17.66	13.94	18.01	15.03
Third quarter	16.90	13.70	18.45	15.27
Fourth quarter	16.87	11.59	18.41	14.36
Year ended December 31, 2025
First quarter	15.59	11.37	17.91	13.76
Second quarter	18.99	12.97	20.83	15.47
Third quarter	21.22	16.78	22.54	18.76
Fourth quarter	22.79	19.24	24.30	21.34
Month ended
January 31, 2025	13.33	11.37	15.78	13.76
February 28, 2025	15.14	13.33	17.47	15.43
March 31, 2025	15.59	13.81	17.91	15.95
April 30, 2025	15.65	12.97	17.79	15.47
May 31, 2025	16.66	15.25	18.92	17.47
June 30, 2025	18.99	16.27	20.83	18.43
July 31, 2025	19.51	16.78	21.35	18.76
August 31, 2025	20.41	17.76	21.95	19.70
September 30, 2025	21.22	19.73	22.54	21.35
October 31, 2025	22.53	19.70	24.08	21.58
November 30, 2025	22.79	21.42	24.30	23.26
December 31, 2025	21.91	19.24	23.41	21.34
January 31, 2026	24.16	19.91	25.24	21.61
February 27, 2026	27.50	23.45	28.35	24.66
March 27, 2026	26.53	24.62	27.28	25.97

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

Starting on October 13, 2020, TIM common shares began trading on the B3 under the symbol “TIMS3.” Starting on October 16, 2020, our ADSs began trading on the regular basis on the NYSE, each representing five common shares, under the symbol “TIMB.”

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

B3 Market Arbitration Panel

Pursuant to Law No. 9,307/96, a Market Arbitration Panel, or the Panel, has been established by B3. The Panel was established to settle certain types of disputes, including disputes relating to corporate governance, securities issues, financial regulatory issues and other capital market matters, with respect to B3 listed companies that have undertaken to voluntarily comply with Level 2 and Novo Mercado levels of corporate governance and disclosure. The Panel will provide a forum for dispute resolution involving, among others, the B3, the applicable listed company and the shareholders, directors and management of the applicable listed company.

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

Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity (juros sobre capital próprio) as an alternative form of making dividend distributions to the shareholders. The interest rate may not be higher than the Brazilian Federal Government’s long-term interest rate as determined by BNDES from time to time. As previously mentioned, dividends will be subject to income tax in Brazil as of January 1, 2026, following the enactment of Law No. 15,270 on November 27, 2025, which introduced a material change to a long-standing tax exemption regime applicable to profits and dividends. Under the prior regime, in force since 1996, profits and dividends were broadly exempt from taxation. The new law reverses this approach, effective as of the 2026 calendar year, by reintroducing the taxation of profits and dividends for certain beneficiaries, including, as a general rule, non-resident individuals and legal entities. Interest on shareholders’ equity paid to shareholders is deductible from the corporation’s net income for tax purposes and the distributions are subject to withholding tax.

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

D.       Exchange Controls

There are no restrictions on the ownership of our common shares by individuals or legal entities domiciled outside Brazil, provided that investors comply with the registration, disclosure and foreign-exchange requirements established by Brazilian regulations issued by the Central Bank of Brazil (BCB), the Brazilian Monetary Council (CMN) and the Brazilian Securities and Exchange Commission (CVM).

The remittance abroad of dividends, interest on equity and proceeds from the sale of shares is permitted under Brazilian foreign-exchange legislation, subject to the investor presenting to the authorized financial institution the documentation necessary to evidence the economic basis of the transaction. The level of documentation required may vary depending on the internal policies of the institution processing the foreign-exchange transaction.

Following Brazil’s recent foreign-exchange regulatory reform, Law No. 14,286/2021 became the main legal framework for foreign exchange operations. As of January 1, 2025, Joint Resolution No. 13/2024 replaced the previous foreign-portfolio investment regime and now governs the flows, stock positions, registration and information obligations applicable to non-residents investing in the Brazilian financial and capital markets, including investments made through depositary receipts. CVM regulations further govern operational and reporting requirements for non-resident investors.

As a general rule, non-resident investors must register with the CVM and appoint a Brazilian financial institution as their legal representative. Non-resident individuals investing their own funds are exempt from these requirements. In addition, investors that participate exclusively through depositary receipts are not required to register with the CVM or appoint a representative in Brazil.

Proceeds from the sale of depositary receipts outside Brazil are not subject to Brazilian foreign-investment controls. Registered foreign investors may buy and sell Brazilian securities, including our common shares, on Brazilian stock exchanges without obtaining separate registration certificates for each transaction.

If the ADS program is cancelled or if ADSs are exchanged for common shares, non-resident investors that are not natural persons must appoint a Brazilian financial institution as their legal r presentative and register with the CVM before remitting funds abroad. Investors that fail to do so may be unable to convert and remit proceeds outside Brazil. Residents of jurisdictions considered tax havens under Brazilian tax law are subject to less favorable tax treatment.

Under current legislation, the Central Bank may impose temporary restrictions on the remittance of foreign capital abroad in the event of severe or anticipated adverse impacts on Brazil’s balance of payments. A historical example incl des the suspension of dividend and capital repatriations between 1989 and 1990. Although no such restrictions are currently in place, there is no assurance that similar measures will not be adopted in the future.

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

Taxation of Dividends

On November 27, 2025, Brazil enacted Law No. 15,270, introducing a material change to a long-standing tax exemption regime applicable to profits and dividends. Under the prior regime, in force since 1996, profits and dividends were broadly exempt from taxation. The new law reverses this approach by reintroducing the taxation of profits and dividends for certain beneficiaries.

The tax charge will vary depending on whether the beneficiary is a resident or non-resident in Brazil.

For residents, a 10% withholding income tax will be due on the distribution of profits and dividends by the same legal entity to the same Brazilian resident individual if the amount exceeds BRL 50,000 in a single month. In such cases, the legal entity must withhold the income tax on this payment.

If the individual’s total income in the calendar year exceeds BRL 600,000, the individual must subject the profits and dividends received from 2026 onwards to an Annual High-Income Taxation Regime provided by Law No. 15,270/2025. The income tax withheld by the legal entity during the calendar year may be credited against the tax due under this regime.

In cases where the taxpayer receives profits and dividends as well as other income totaling less than BRL 600,000, the amount of income tax withheld at source by the company on distributed profits may be refunded to the taxpayer, in accordance with Law No. 15,270. In accordance with the terms and rules set forth in Law No. 15,270/2025, a tax reduction may be granted to an individual resident subject to the Annual High-Income Taxation Regime if the combined effective tax rate on corporate profits and distributed dividends exceed the standard corporate income tax rate (currently for our Company, 34%).

Dividend distributions to other legal entities domiciled in Brazil remain exempt.

For non-resident individuals or legal entities, as a general rule, dividends paid or remitted abroad will be subject to a 10% withholding income tax, regardless of the amount distributed. In accordance with the terms and rules set forth in Law No. 15,270/2025, a tax credit may be requested by a non-resident if the combined effective tax rate on corporate profits and distributed dividends exceed the standard corporate income tax rate (currently, 34%).

The new taxation regime does not apply to profits earned up to the 2025 calendar year, provided that the resolution to distribute these dividends is approved by the company's competent corporate body by December 31, 2025, and paid in accordance with corporate law and the acts issued by the Brazilian Federal Revenue Service (RFB). Accordingly, the Company approved and paid dividends related to profits earned up to the 2025 calendar year in December 2025.

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

Distributions of interest on capital paid to Brazilian and non-Brazilian holders of common shares, including payments to the depositary in respect of common shares underlying ADSs, are deductible by us for Brazilian tax purposes up to the limit mentioned above. Such payments are subject to withholding income tax at a rate of 15%, increasing to 17.5% as of 2026 (Complementary Law No. 224 of December 26, 2025), or 25% in the case of a stockholder domiciled in a Low or Nil Tax Jurisdiction. These payments may be qualified, at their net value, as part of any mandatory dividend. As described herein we and our subsidiaries have been paying interest on equity since 2017. See “Item 5. — Operating and Financial Review and Prospects—Dividend Distribution—Interest on Equity” for detailed information. No assurance can be given that our Board of Directors will not recommend that future distributions of profits be made as interest on capital instead of as dividends.

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

Throughout 2025, the Tax on Financial Operations (IOF) legal framework was marked by significant uncertainty due to conflicting measures adopted by the Executive and Legislative branches and subsequent judicial review.

Initially, the Executive Branch issued a series of decrees (including Decrees No. 12,466/2025, 12,467/2025, and 12,499/2025), increasing IOF tax rates and expanding the scope of taxable events, particularly affecting foreign exchange, credit, and insurance transactions. The Brazilian National Congress, considering that the Executive had exceeded its authority, suspended the Executive’s decrees through Legislative Decree No. 176/2025

The dispute reached the Brazilian Supreme Federal Court (STF). In a preliminary ruling, the Court upheld the higher IOF rates set by the Executive Branch in broad terms.

In the same ruling, however, STF suspended the imposition of IOF on certain credit transactions that had been newly brought within the tax scope by the Executive decrees — specifically, transactions involving the advance payment to suppliers and other supplier financing arrangements.

As of December 2025, the matter remains pending a final and binding decision by STF.

These modifications introduce direct financial implications for the company. For example, the increased rate on foreign exchange operations for transferring funds abroad elevates the cost of importing services and software licenses.

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

Based upon the Company’s income and assets, including goodwill and other unbooked intangibles, the Company believes it was not a PFIC for its most recent taxable year ended December 31, 2025, and does not expect to be a PFIC for the current taxable year or foreseeable future taxable years. Nevertheless, because PFIC status is a factual determination made annually after the close of each taxable year based on the composition of income and assets, no assurance can be provided that the Company will not be considered a PFIC for the current, or any past or future taxable years. While we do not expect to be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend on our income, assets and activities in each year. Under circumstances where the Company’s passive income significantly increases relative to non-passive income, or the Company determines not to deploy significant amounts of cash, the Company’s risk of becoming classified as a PFIC may substantially increase.

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

We are subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports and other information with the SEC. These periodic reports and other information will be available for inspection and copying at the regional offices, public reference facilities of the SEC referred to above. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act prescribing the furnishing and content of proxy statements and periodic reports and Section 16 of the Exchange Act relating to short swing profits reporting and liability.

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

We are exposed to market risk from changes in both foreign currency exchange and interest rates. We are exposed to foreign exchange rate risk mainly because certain of our costs are denominated in currencies (U.S. dollars) other than those in which we earn revenues (primarily reais). Similarly, we are subject to market risk deriving from changes in interest rates, which may affect the cost of our financing. Since 1999, we began entering into hedging agreements, derivative instruments such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks, covering payments of principal on our foreign exchange, when existent, denominated indebtedness. We also have entered into arrangements to hedge market risk deriving from changes in interest rates for some of our debt obligations. We do not hold or issue derivative or other financial instruments for trading purposes.

Interest Rate Risk

On December 31, 2025, the amount of our outstanding debt which accrued interest at the CDI and IPCA floating interest rates totaled R$2,779 million, compared to R$3,036 million for the year ended December 31, 2024. On the same date, we had cash and cash equivalents and marketable securities in the amount of R$5,884 million in instruments accruing interest at the CDI rate, as compared to R$5,693 million on December 31, 2024.

Over a one-year period, before accounting for tax expenses, a hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to our financial assets and liabilities on December 31, 2025, would have resulted in a variation of R$27.8 million in our interest expenses from financial contracts and a variation of R$58.8 million in our income from financial investments (assuming that this hypothetical 100 basis point movement in interest rates uniformly applied to each “homogenous category” of our financial assets and liabilities and that such movement in interest rates was sustained over the full one-year period).

For further information on our interest rate risks and related sensitivity analysis, see Note 36 to our audited financial statements.

Exchange Rate Risk

As of December 31, 2025, we did not have any outstanding unhedged financial loans denominated in foreign currency and were thus not exposed to exchange rate risk based on our loans. We enter into hedging agreements to hedge our borrowings denominated in foreign currency, when existent, and thus have limited our exchange rate exposure regarding such borrowings.

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

As of December 31, 2025, we did not have call options.

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

During the year ended December 31, 2025, we received from our depositary as gross income U.S.$1,902,000 as reimbursement of expenses related to annual stock exchange listing fees, standard maintenance costs of ADRs, underwriting and legal fees and investor relations activities, from which U.S.$570,060 was withheld for U.S. federal income taxes. See also “Item 10. Additional Information—E. Taxation.”

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a)       Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2025, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b)       Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of the published financial statements in accordance with IFRS, as issued by IASB. All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that the objectives of the control system are met.

Our management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, as of December 31, 2025. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set forth in the Committee of Sponsoring Organizations of the Treadway Commission framework of 2013. Our management concluded that as of December 31, 2025, our internal control over financial reporting was effective and had no material weaknesses, based on those criteria.

We are committed to continuing to improve our internal control processes and will continue to diligently review our financial reporting controls and procedures in order to ensure our compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the related rules promulgated by the SEC. Our independent registered public accounting firm during the year ended December 31, 2025, Ernst & Young Auditores Independentes S/S Ltda., has issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2025.

(c)       Attestation Report of the Registered Public Accounting Firm

Ernst & Young Auditores Independentes S/S Ltda., the independent registered public accounting firm that has audited our financial statements, has issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2025. Their attestation report on internal controls over financial reporting is included herein.

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

Code of Ethics

We believe that ethics in conducting business is always important for a company’s success. Accordingly, we adopted a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and persons performing similar functions, as well as to our other Directors, Statutory Officers, controlling shareholders, members of our boards and committees, all employees and suppliers. Our Code of Ethics is filed as an exhibit to this annual report. It can also be requested, free of charge, by email or telephone at the address set forth in the second paragraph of “Item 4. Information on the Company—A. History and Development of the Company—Basic Information” The Code of Ethics was updated at the Board of Directors’ meeting held on December 6, 2023.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2025, 2024 and 2023, Ernst & Young Auditores Independentes S/S Ltda.:

	Year ended December 31,
	2025	2024
	(in thousands of reais)
Audit fees	10,095	10,073
Audit-related fees	307	297
Tax fees	—	—
All other fees	—	—
Total fees	10,402	10,370

Audit fees in the above table are the aggregate fees billed by Ernst & Young Auditores Independentes S/S Ltda., in connection with the audit of our annual financial statements and limited reviews of our quarterly financial information for statutory purposes and the assessment required under Section 404 of the Sarbanes-Oxley Act.

In 2025 and 2024, our independent registered public accounting firm provided audit-related services related to the review of the information included on our sustainability report.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable. We have created a Statutory Audit Committee in accordance with Exchange Act Rule 10A-3 and CVM Resolution 23/2021.

For more details, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Statutory Audit Committee.”

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Set forth below, in tabular format, is some disclosure on the repurchases of TIM S.A. shares for the periods indicated.

Year	Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Be Purchased Under Publicly Announced Plans or Programs
2026	March				Not Specified
	February				Not Specified
	January				Not Specified
2025	December	6.614.267	23,15	6.614.267	Not Specified
	November	2,958,400	24.86	2,958,400	Not Specified
	October	6,680,000	22.82	6,680,000	Not Specified
	September	7,051,200	22.75	7,051,200	Not Specified
	August	6,761,500	22.14	6,761,500	Not Specified
	July	525,700	20.50	525,700	Not Specified
	June	-	-	-	Not Specified
	May	-	-	-	Not Specified
	April	2,103,900	16.59	2,103,900	Not Specified
	March				Not Specified
	February	798,800	16.32	798,800	Not Specified
	January	0	0	0	Not Specified

2024	December	0	0	0	Not Specified
	November	0	0	0	Not Specified
	October	0	0	0	Not Specified
	September	0	0	0	Not Specified
	August	0	0	0	Not Specified
	July	0	0	0	Not Specified
	June	0	0	0	Not Specified
	May	0	0	0	Not Specified
	April	2.244.400	17.25	2.244.400	Not Specified
	March	350,000	18.11	350,000	Not Specified
	February	0	0	0	Not Specified
	January	0	0	0	Not Specified
2023	December	0	0	0	Not Specified
	November	0	0	0	Not Specified
	October	0	0	0	Not Specified
	September	0	0	0	Not Specified
	August	0	0	0	Not Specified
	July	2,078,000	14.53	2,78,000	Not Specified
	June	0	0	0	Not Specified
	May	0	0	0	Not Specified
	April	0	0	0	Not Specified
	March	0	0	0	Not Specified
	February	0	0	0	Not Specified
	January	0	0	0	Not Specified
2022	December	0	0	0	Not Specified
	November	0	0	0	Not Specified
	October	0	0	0	Not Specified
	September	0	0	0	Not Specified
	August	0	0	0	Not Specified
	July	0	0	0	Not Specified
	June	0	0	0	Not Specified
	May	1,857,517	13.53	1,857,517	Not Specified
	April	0	0	0	Not Specified
	March	0	0	0	Not Specified
	February	0	0	0	Not Specified
	January	0	0	0	Not Specified

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

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

Risk and Management

In connection with risk and vulnerability management, we engage third parties with cybersecurity expertise to identify, address, and mitigate cybersecurity risks. With the assistance of these third parties, we conduct penetration testing and assess existing threat actors, addressing identified vulnerabilities, within established mitigation deadlines.

We have implemented a cybersecurity management system based on our Cyber & ICT Security organizational structure (“ICT” referring to information and communication technology), as outlined below. This system involves direct oversight and reporting to our C-level Chief Information Officer (CIO), who, in turn, reports to our CEO. Our ICT risk management activities encompass processes for identifying, addressing, and assessing solutions for cybersecurity risks, monitoring the security of public telecommunications networks, data centers and business networks; managing security incidents with a focus on cyber security threat; and overseeing business continuity and crisis management efforts.

The organizational structure of our Cyber & ICT Security system is detailed below:

CEO
Alberto Mario Griselli
CHIEF INFORMATION OFFICER
Auana Mattar
Cyber & ICT Security[1]
Fabio Soares Pereira
Identity & ICT Risk Management
Sylvan Vieira
Business Continuity & Cyber Governance
Renata Pellegrini
Cyber Intelligence
Luiz Gonçalves Jr
Cybersecurity Operations Center
Rafael Peixoto
Cyber Solutions & Innovation
Danilo Vitelli Camillo
ICT Risk Management
Herth Rodrigues Junior
Advanced Cyber Defense
Thiago Rodrigues Rinco
CSOC Monitoring, Investigation & Response
Igor Cagnin
Identity & Lawfull Solutions
Alexandre Nisi

Classificado como Uso Interno

Our organizational structure for managing cybersecurity risks comprises the following activities and processes:

•	Identity & ICT Risk Management: Conducts risk analysis of assets, initiatives and projects from an ICT security perspective and governs logical identities, ensuring compliance throughout the identity lifecycle.

•	ICT Risk Management: Evaluates initiatives, projects, products and suppliers from the perspective of ICT security architecture and associated risks.

•	Business Continuity & Cyber Governance: Oversees governance activities related to risk prevention processes that may affect business continuity and supports organizational functions in the implementation of security initiatives. This function also supervises the cybersecurity regulatory framework in close coordination with governance, compliance and corporate security teams.

•	Cyber Intelligence: Identifies emerging cyber threats and risks through continuous research, threat analysis, attack simulations and monitoring, supporting the ongoing improvement of defensive capabilities.

•	Advanced Cyber Defense: Measures the effectiveness and coverage of cybersecurity tools and manages continuous improvement initiatives, including the operation of perimeter defense controls such as firewalls.

•	Cybersecurity Operations Center (CSOC): Monitors and manages cybersecurity risks and events, including vulnerability management and the investigation and response to incidents that may affect system availability, data integrity or confidentiality and the continuity of services.

•	CSOC Monitoring & Response: Responsible for real-time monitoring, investigation and response to cybersecurity incidents affecting enterprise data and services.

•	Identity & Lawful Solutions: Ensures the effective operation of identity, access management and lawful interception solutions, supporting service continuity and compliance with legal and regulatory requirements.

•	Cyber Solutions & Innovation: Defines architectural standards for security solutions, evaluates and tests new cybersecurity technologies and supports the development of value-added security services in coordination with relevant business functions.

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

Vulnerability Management and Threat Mitigation

We maintain a dedicated vulnerability management team responsible for coordinating and prioritizing actions to mitigate identified vulnerabilities. To complement this effort, we engage, external cybersecurity experts to conduct comprehensive penetration tests, assessing the effectiveness of our defenses and identifying areas for improvement. Additionally, we operate a bug bounty program, that incentivizes independent researchers and ethical hackers to report vulnerabilities in our systems, further strengthening our security posture. All identified, vulnerabilities, whether through external partners or the bug bounty program, are assessed and prioritized by our team, which develops and implements mitigation strategies for the most critical issues, ensuring the continuous protection of our ICT assets and resilience against cyber threats.

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

In 2025, we did not experience any significant cybersecurity incidents that impacted our business strategy, operational results or financial condition, nor did we trigger any ANATEL reporting requirements.

Board Oversight and Strategic Cyber Risk Management

Our Board of Directors reviews cybersecurity risks annually and receives a presentation from our Cyber & ICT Security function, outlining key initiatives, risk control measures, and mitigation strategies. In 2025, the Board was presented with an overview of cybersecurity risks and monitored our progress in addressing key opportunities for improvement.

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

SMP (Mobile communications): Provision of mobile telecommunications services in Brazil, enabling communication between mobile devices and between mobile devices and other networks (including fixed networks), as well as access to mobile broadband internet.

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

Dated: March 30, 2026

TIM S.A.
By:	/s/ Alberto Mario Griselli
	Name:	Alberto Mario Griselli
	Title:	Chief Executive Officer

/s/ Andrea Palmas Viegas Marques
Name:	Andrea Palma Viegas Marques
Title:	Chief Financial Officer

EXHIBIT INDEX

1.1	By-laws of TIM S.A. approved at the Annual Shareholder’s Meeting held on March 27, 2025, which is incorporated by reference to our Form 6-K with the Securities and Exchange Commission on March 27, 2025.
2.1	Deposit Agreement, dated as of October 9, 2020, among TIM S.A., J.P. Morgan Chase Bank, N.A., as Depositary, and holders of American Depositary Receipts issued thereunder, which is incorporated by reference to our Form F-6 filed with the Securities and Exchange Commission on October 2, 2020.
2.2	Description of Securities registered under Section 12 of the Exchange Act, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 28, 2023.
4.2	Private Deed for the Second Issue of Simple, Unsecured, and non-Convertible Debentures, in a Single Series, for Public Distribution with Restricted Efforts, of TIM S.A., dated as of June 10, 2021, between TIM S.A., as issuer and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, as fiduciary agent (English translation) which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2022.
4.3	Share Purchase Agreement and Other Covenants, dated as of January 28, 2021, between OI S.A., Telemar Norte Leste S.A. and OI Móvel S.A. which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 30, 2021.
4.9	English Language Summary of Credit Agreement, dated as of January 31, 2020, between Banco do Nordeste do Brasil S.A., as lender, and TIM S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 1, 2020.
4.12	English Language Summary of Protocol and Justification of the Merger of TIM Celular S.A. by TIM S.A., dated as of October 15, 2018, between TIM Celular S.A. and TIM S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 10, 2019.
4.14	English Language Summary of Credit Agreement, dated March 20, 2019, between Agência Especial de Financiamento Industrial S.A. – FINAME, an entity within the BNDES system, as lender and TIM S.A. as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 10, 2019.
4.16	English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 113/2016/SOR-ANATEL, dated as of July 26, 2016, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 11, 2017.
4.17	English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 114/2016/SOR-ANATEL, dated as of July 26, 2016, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 11, 2017.
4.21	English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 144/2014/SOR-ANATEL, dated as of December 5, 2014, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.

4.22	English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 145/2014/SOR-ANATEL, dated as of December 5, 2014, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.23	English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 146/2014/SOR-ANATEL, dated as of December 5, 2014, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.29	English Summary of Term of Authorization for Use of Radio frequencies, dated as of April 3, 2013, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.32	Term of Authorization for provision of PCS service dated March 12, 2001 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.33	Term of Authorization for provision of PCS services dated February 26, 2010, authorization (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.34	Term of Authorization for provision of PCS services dated November 29, 2010 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.39	Authorization agreement for TIM Celular S.A. dated May 25, 2007, pursuant to which TIM is authorized to provide landline switched telephone services (STFC) in regions I, II and III, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 3, 2008.
4.40	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.41	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.42	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.43	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.44	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.45	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.46	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.47	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.48	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.49	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.50	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.51	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.52	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.53	Term of Authorization for Use of Radio frequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.54	Term of Authorization for Use of Radio frequencies, dated as of November 30, 2005, between ANATEL (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.
4.55	Term of Authorization for Use of Radio frequencies, dated as of May 5, 2006, between ANATEL (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.
4.56	Term of Authorization for Use of Radio frequencies, dated as of April 2, 2007, between ANATEL (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.
6.1	Statement regarding computation of per share earnings, which is incorporated by reference to Note 34 to our financial statements included in this annual report.

8.1	None.
11.1	Code of Ethics (English free translation), adopted December 6, 2023, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 29, 2024.
11.2	Policy for Disclosing Information to the Market and Trading Securities (Política de Divulgação de Ato ou Fato Relevante e de Negociação de Valores Mobiliários) (English free translation), adopted on December 12, 2022.
12.1*	Section 302 Certification of the Chief Executive Officer.
12.2*	Section 302 Certification of the Chief Financial Officer.
13.1*	Section 906 Certification of the Chief Executive Officer.
13.2*	Section 906 Certification of the Chief Financial Officer.
97	Compensation Recoupment Policy (“Clawback” Policy)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

TIM S.A.

FINANCIAL STATEMENTS

December 31, 2025

TIM S.A.

FINANCIAL STATEMENTS

December 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of TIM S.A.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of TIM S.A. (the “Company”) as of December 31, 2025 and 2024, the related statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board - IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 30, 2026 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Provision for tax contingencies
Description of the Matter

As disclosed in note 23 to the financial statements, the Company is party to tax claims and proceedings at different jurisdictional levels as of December 31, 2025, for which a provision amounting to R$ 896 million was recorded in the financial statements, while R$ 24,450 million was disclosed as losses possible to occur, in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The determination of the provision and disclosures related to the tax contingencies involve significant judgment from management, including their analysis of the matters in dispute, the opinion of internal and external legal counsel and the estimation surrounding their ultimate resolution.

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

To test the Company’s assessment of the probability of losses over tax claims, our audit procedures included, among others, involving our tax professionals to assess the Company’s technical merits regarding certain matters in dispute, obtaining and analyzing external legal opinions, obtaining external legal counsel confirmation letters, meeting with internal legal counsel to discuss certain tax disputes, and obtaining a representation letter from the Company’s internal legal counsel.

We also assessed the adequacy of the disclosures made by the Company with respect to the provision for tax-related contingencies.

/s/ Ernst & Young Auditores Independentes S/S Ltda.

We have served as the Company’s auditor since 2019.

Rio de Janeiro, Brazil

March 30, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of TIM S.A.

Opinion on Internal Control over Financial Reporting

We have audited TIM S.A.’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, TIM S.A. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the balance sheets of the Company as of December 31, 2025 and 2024, the related statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 30, 2026 expressed an unqualified opinion thereon.

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

F-2

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

/s/ Ernst & Young Auditores Independentes S/S Ltda.

Rio de Janeiro, Brazil

March 30, 2026

TIM S.A.
BALANCE SHEETS
December 31, 2025 and December 31, 2024
(In thousands of reais)

	Note	2025	2024

Assets		56,939,179	56,327,311

Current assets		13,464,205	12,662,929
Cash and cash equivalents	4	3,610,324	3,258,743
Marketable securities	5	2,274,316	2,434,441
Trade accounts receivable	6	4,901,777	4,677,935
Inventories	7	357,204	293,529
Recoverable income tax and social contribution	8.a	68,769	111,376
Recoverable taxes, fees and contributions	9	1,138,888	946,103
Prepaid expenses	10	329,362	280,851
Derivative financial instruments	36	452,203	379,888
Leases	17	34,098	33,717
Other assets	13	297,264	246,346

Non-current assets		43,474,974	43,664,382
Marketable securities	5	26,339	15,241
Trade accounts receivable	6	137,306	137,815
Recoverable income tax and social contribution	8.a	258,415	214,880
Recoverable taxes, fees and contributions	9	911,704	907,353
Deferred income tax and social contribution	8.c	1,355,604	1,081,633
Judicial deposits	11	677,150	677,530
Prepaid expenses	10	340,247	281,290
Derivative financial instruments	36	-	522,822
Leases	17	200,148	206,670
Other financial assets	12	514,109	550,669
Other assets	13	29,492	29,905

Investment	14	1,260,486	1,368,286
Property, plant and equipment	15	23,171,451	22,815,328
Intangible assets	16	14,592,523	14,854,960

The accompanying notes are an integral part of the financial statements.

TIM S.A.
BALANCE SHEETS
December 31, 2025 and December 31, 2024
(In thousands of reais)

	Note	2025	2024

Total liabilities and shareholders' equity		56,939,179	56,327,311

Total liabilities		32,961,788	29,922,675

Current liabilities		15,201,168	12,827,248
Suppliers	18	5,138,780	4,986,912
Loans and financing	20	925,626	348,353
Lease liabilities	17	1,702,899	1,629,698
Derivative financial instruments	36	168,711	224,275
Payroll and related charges		361,271	353,256
Income tax and social contribution payable	8.b	162,102	46,610
Taxes, fees and contributions payable	21	4,855,551	3,888,568
Dividends and interest on shareholders' equity payable	25	1,219,319	671,525
Authorizations payable	19	321,761	299,354
Deferred revenues	22	259,527	280,422
Other liabilities and provision		85,621	98,275

Non-current liabilities		17,760,620	17,095,427
Loans and financing	20	1,853,097	2,687,148
Lease liabilities	17	12,061,969	10,946,148
Income tax and social contribution payable	8.b	19,395	-
Taxes, fees and contributions payable	21	33,208	38,286
Provision for legal and administrative proceedings	23	1,559,687	1,564,293
Pension plan and other post-employment benefits	37	4,485	3,461
Authorizations payable	19	1,159,672	1,180,428
Deferred revenues	22	506,184	559,445
Obligations to shareholders	24	534,292	23,997
Other liabilities and provision		28,631	92,221

Shareholders' equity	25	23,977,391	26,404,636
Share capital		13,477,891	13,477,891
Capital reserves		388,236	373,020
Profit reserves		10,192,763	12,559,460
Other comprehensive income		(2,960)	(2,284)
Treasury shares		(78,539)	(3,451)

The accompanying notes are an integral part of the financial statements.

TIM S.A.
STATEMENTS OF INCOME
Years ended December 31, 2025, 2024 and 2023
(In thousands of reais, unless otherwise indicated)

	Note	2025	2024	2023

Revenue	27	26,624,721	25,447,930	23,833,893

Costs of services provided and goods sold	28	(12,266,584)	(11,893,115)	(11,496,437)
Gross income		14,358,137	13,554,815	12,337,456

Operating income (expenses):
Selling expenses	28	(5,959,682)	(5,908,816)	(5,742,642)
General and administrative expenses	28	(1,734,484)	(1,798,005)	(1,759,433)
Share of loss of an associate	14	(107,800)	(82,526)	(89,304)
Other income (expenses), net	29	(212,139)	(258,781)	(28,779)
		(8,014,105)	(8,048,128)	(7,620,158)

Profit before financial income and expenses		6,344,032	5,506,687	4,717,298

Financial income (expenses):
Financial income	30	1,629,877	861,759	1,239,753
Financial expenses	31	(3,350,234)	(2,817,346)	(2,765,961)
Foreign exchange variations, net	32	(63,664)	71,363	(7,057)
		(1,784,021)	(1,884,224)	(1,533,265)
Profit before income tax and social contribution		4,560,011	3,622,463	3,184,033

Income tax and social contribution	8.d	(248,027)	(468,582)	(346,611)

Net income		4,311,984	3,153,881	2,837,422

Earnings per share attributable to the Company’s shareholders (expressed in R$ per share)

Basic earnings per share	33	1.79	1.30	1.17

Diluted earnings per share	33	1.78	1.30	1.17

The accompanying notes are an integral part of the financial statements.

TIM S.A.
STATEMENTS OF COMPREHENSIVE INCOME
Years ended December 31, 2025, 2024 and 2023
(In thousands of reais)

	2025	2024	2023

Net income	4,311,984	3,153,881	2,837,422

Other components of the comprehensive income
Item that will not be reclassified to profit or loss in subsequent periods:
Pension plans and other post-employment benefits	(1,024)	1,558	806
Deferred taxes	348	(529)	(275)
Total comprehensive income for the year	4,311,308	3,154,910	2,837,953

The accompanying notes are an integral part of the financial statements.

TIM S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Year ended December 31, 2025
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve		Additional dividends/interest on capital proposed		Tax incentive reserve	Other comprehensive income	Treasury shares	Retained earnings	Total
Balances on January 01, 2025	13,477,891	373,020	1,521,086	6,285,419		2,050,000		2,702,955	(2,284)	(3,451)	-	26,404,636

Total comprehensive income for the year
Net income	-	-	-	-		-		-	-	-	4,311,984	4,311,984
Post-employment benefit amount recorded directly in shareholders' equity	-	-	-	-		-			(676)		-	(676)
Total comprehensive income for the year	-	-	-	-	-	-	-	-	(676)	-	4,311,984	4,311,308
Total contribution from shareholders and distribution to shareholders
Long-term incentive plan	-	16,998	-	-		-		-	-	-	-	16,998
Change in share value on grant date x fair value	-	-	-	(3,167)		-		-	-	3,167	-	-
Lapsed fractional shares (Note 25.b)	-	23,997	-									23,997
Purchase of treasury shares, net of disposals (Note 25.e)	-	-	-	-		-		-	-	(748,268)	-	(748,268)
Cancellation of treasury shares (Note 25.e)	-	-	-	(644,234)						644,234	-
Transfer of shares - long-term incentive plan (Note 25.e)	-	(25,779)	-			-		-	-	25,779	-	-
Interest on Capital (Note 25.d)	-	-	-	(490,000)		-		-	-	-	-	(490,000)
Dividends	-	-	-	(410,808)		-		-	-	-	-	(410,808)
Allocation of net income:
Legal reserve (Note 25.d)	-	-	193,492	-		-			-	-	(193,492)	-
Dividends (Note 25.d)	-	-	-	-		-		-	-	-	(1,379,192)	(1,379,192)
Interest on capital (Note 25.d)	-	-	-			-					(1,720,000)	(1,720,000)
Tax benefit reserve (note 25)	-	-	-	-		-		440,088	-	-	(440,088)	-
Additional dividends/interest on capital distributed (Note 25.d)	-	-	-	(2,050,000)				-	-	-	-	(2,050,000)
Distribution (allocation) to expansion reserve (Note 25)	-	-	-	2,629,212		(2,050,000)			-		(579,212)	-
Unclaimed dividends (note 25)	-	-	-	18,720					-		-	18,720
Total contribution from shareholders and distribution to shareholders	-	15,216	193,492	(950,277)		(2,050,000)		440,088	-	(75,088)	(4,311,984)	(6,738,553)
Balances at December 31, 2025	13,477,891	388,236	1,714,578	5,335,142		-		3,143,043	(2,960)	(78,539)	-	23,977,391

The accompanying notes are an integral part of the financial statements.

TIM S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Year ended December 31, 2024
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve		Additional dividends/interest on capital proposed		Tax incentive reserve	Other comprehensive income	Treasury shares	Retained earnings	Total
Balances on January 1, 2024	13,477,891	384,311	1,380,427	7,107,369		1,310,000		2,362,239	(3,313)	(2,984)	-	26,015,940

Total comprehensive income for the year
Net income	-	-	-	-		-		-	-	-	3,153,881	3,153,881
Total contribution from shareholders and distribution to shareholders	-	-	-	-		-		-	-	-	-	-
Post-employment benefit amount recorded directly in shareholders' equity	-	-	-	-		-			1,029		-	1,029
Total comprehensive income for the year	-	-	-	-	-	-	-	-	1,029	-	3,153,881	3,154,910
Total contribution from shareholders and distribution to shareholders
Long-term incentive plan	-	22,354	-			-		-	-	-	-	22,354
Change in share value on grant date x fair value		10,892		(10,892)								-
Purchase of treasury shares, net of disposals	-	-	-			-		-	-	(45,004)	-	(45,004)
Transfer of shares - long-term incentive plan		(44,537)	-	-		-		-	-	44,537	-	-
Allocation of net profit for the year:
Legal reserve (Note 25.d)	-	-	140,659	-		-		-	-	-	(140,659)	-
Interest on capital (Note 25.d)	-	-	-	-		-					(1,450,000)	(1,450,000)
Tax incentive reserve (Note 25)	-	-	-	-		-		340,716	-	-	(340,716)	-
Additional dividends/interest on capital distributed (Note 25.d)	-	-	-	(3,360,000)		2,050,000		-	-	-	-	(1,310,000)
Distribution (allocation) to expansion reserve (Note 25)	-	-	-	2,532,506		(1,310,000)			-		(1,222,506)	-
Unclaimed dividends (note 25)	-	-	-	16,436					-		-	16,436
Total contribution from shareholders and distribution to shareholders	-	(11,291)	140,659	(821,950)		740,000		340,716	-	(467)	(3,153,881)	(2,766,214)
Balances on December 31, 2024	13,477,891	373,020	1,521,086	6,285,419		2,050,000		2,702,955	(2,284)	(3,451)	-	26,404,636

The accompanying notes are an integral part of the financial statements.

TIM S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Year ended December 31, 2023
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve		Additional dividends/interest on capital proposed	Tax incentive reserve	Other comprehensive income	Treasury shares	Retained earnings	Total
Balances on January 01, 2023	13,477,891	408,602	1,250,448	7,540,020		600,000	2,124,411	(3,844)	(163)	-	25,397,365

Total comprehensive income for the year
Net income	-	-	-	-		-	-	-	-	2,837,422	2,837,422
Post-employment benefit amount recorded in shareholders' equity	-	-	-	-		-		531	-	-	531
Total comprehensive income for the year	-	-	-	-	-	-	-	531	-	2,837,422	2,837,953
Total contribution from shareholders and distribution to shareholders
Long-term incentive plan	-	(24,291)	-	-		-			-	-	(24,291)
Purchase of treasury shares, net of disposals	-	-	-	-		-			(2,821)	-	(2,821)
Allocation of net income:
Legal reserve (Note 26)	-	-	129,979	-		-			-	(129,979)	-
Interest on capital (Note 26)	-	-	-	-		-				(1,600,000)	(1,600,000)
Tax incentive reserve (Note 26)	-	-		-		-	237,828	-	-	(237,828)	-
Dividends/additional interest on capital proposed (Note 26)	-	-	-	(1,910,000)		1,310,000	-	-	-	-	(600,000)
Distribution (allocation) to expansion reserve (Note 26)	-	-	-	1,469,615		(600,000)			-	(869,615)	-
Unclaimed dividends (Note 26)	-	-	-	7,734		-	-	-	-	-	7,734
Total contribution from shareholders and distribution to shareholders	-	(24,291)	129,979	(432,651)		710,000	237,828	-	(2,821)	(2,837,422)	(2,219,378)
Balances at December 31, 2023	13,477,891	384,311	1,380,427	7,107,369		1,310,000	2,362,239	(3,313)	(2,984)	-	26,015,940

The accompanying notes are an integral part of the financial statements.

TIM S.A.
STATEMENT OF CASH FLOWS
Years ended December 31, 2025, 2024 and 2023
(In thousands of reais)

	Note	2025	2024	2023
Operating activities
Profit before income tax and social contribution		4,560,011	3,622,463	3,184,033
Adjustments to reconcile income to net cash generated by operating activities:
Depreciation and amortization	28	7,077,687	7,026,035	7,117,028
Share of loss of an associate	14	107,800	82,526	89,304
Residual value of written-off property, plant and equipment and intangible written off		14,818	13,887	93,304
Interest on asset retirement obligation		2,982	12,400	38,355
Provision for legal and administrative proceedings	23	267,041	276,811	323,015
Inflation adjustment on judicial deposits and legal and administrative proceedings		59,824	175,946	257,057
Interest, monetary and exchange rate variations on loans and other financing		774,861	749,515	668,360
Finance income from marketable securities		(361,735)	(181,717)	(83,204)
Interest on lease liabilities	31	1,617,383	1,432,764	1,062,251
Interest income on lease receivable	30	(28,955)	(28,428)	(28,041)
Gain from the acquisition of Cozani		-	-	(303,435)
Provision for expected credit losses	28	765,783	693,122	639,692
Income from operations with other derivatives	31	165,780	-	-
Long-term incentive plans		16,998	22,354	(24,291)
		15,040,278	13,897,678	13,033,428
Reduction (increase) in working capital assets
Trade accounts receivable		(988,139)	(1,605,774)	(867,369)
Recoverable taxes, fees and contributions		10,725	344,110	85,982
Inventories		(63,675)	38,254	(95,666)
Prepaid expenses		(107,468)	(184,736)	(18,295)
Judicial deposits		31,073	32,242	749,336
Other assets		(49,159)	90,931	(70,677)
Increase (decrease) in working capital liabilities
Payroll and related charges		8,015	(33,092)	12,648,840
Suppliers		185,370	304,243	353,319
Taxes, fees and contributions payable		484,799	375,228	617,975
Authorizations payable		(59,018)	(163,612)	(246,836)
Payments for legal and administrative proceedings	23	(362,163)	(318,796)	(343,444)
Deferred revenues		(74,156)	(61,135)	(31,028)
Other liabilities		(303,967)	(294,106)	(560,692)
Cash generated by operations		13,752,515	12,421,435	12,648,840
Income tax and social contribution paid		(312,446)	(89,892)	(228,184)
Net cash from operating activities		13,440,069	12,331,543	12,420,656

TIM S.A.
STATEMENT OF CASH FLOWS
Years ended December 31, 2025, 2024 and 2023
(In thousands of reais)

	Note	2025	2024	2023
Investment activities
Proceeds from the sale of marketable securities		8,002,980	7,196,354	3,313,983
Purchases of marketable securities		(7,492,217)	(7,492,880)	(2,998,654)
Capital contribution to 5G Fund		(84,984)	(131,348)	(53,763)
Consideration for the acquisition of Cozani, net of cash acquired		-	-	(443,096)
Additions to property, plant and equipment and intangible assets		(4,541,495)	(4,550,379)	(4,504,314)
Cash received from C6 Bank	6	520,000	-	-
Other		35,095	24,381	2,306
Net cash used in investment activities		(3,560,621)	(4,953,872)	(4,683,538)

Financing activities
Proceeds from loans and financing	36	-	503,351	-
Amortization of loans and financing	36	(387,312)	(1,413,497)	(1,197,950)
Interest paid on loans and financing	36	(106,401)	(143,518)	(205,507)
Payment of lease liability	36	(1,563,393)	(1,838,667)	(1,812,508)
Interest paid on lease liabilities	36	(1,646,393)	(1,460,208)	(1,420,557)
Cash received from reverse stock split and stock split operations	24	455,691	-	-
Payments for reverse stock split and stock split operations	24	(79,233)	-	-
Lease incentives received		77,918	89,431	-
Derivative financial instruments		(170,393)	(168,652)	(393,628)
Purchase of treasury shares, net of disposals	25	(748,268)	(45,004)	(2,821)
Dividends and interest on capital paid	25	(5,360,083)	(2,720,095)	(2,174,929)
Net cash used in financing activities		(9,527,867)	(7,196,859)	(7,207,900)

Increase in cash and cash equivalents		351,581	180,812	529,218
Cash and cash equivalents at the beginning of the year		3,258,743	3,077,931	2,548,713
Cash and cash equivalents at the end of the year		3,610,324	3,258,743	3,077,931

The accompanying notes are an integral part of the financial statements.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

1.	Operations

1.1. Corporate Structure

TIM S.A. (“TIM” or “Company”) is a publicly-held company with Registered office in the city of Rio de Janeiro, RJ, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group that holds 67.48% of the share capital of TIM S.A. on December 31, 2025 (66.59% on December 31, 2024).

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

On December 31, 2025, TIM holds a 49% equity interest (49% on December 31, 2024) in the Company I-Systems (associated company).

2.	Management’s statement and basis of preparation and presentation of financial statements

The financial statements have been prepared in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

The significant accounting policies applied in the preparation of these financial statements are described below and/or presented in their respective notes. Those policies were consistently applied in the years presented.

a. General criteria for preparation and disclosure

The financial statements were prepared considering the historical cost as value basis, except for derivative financial instruments that have been measured at fair value.

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

In connection with the preparation of these financial statements, Management concluded that there is no evidence of uncertainties about the Company’s going concern. Therefore, the financial statements were prepared based on the going concern assumption.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Interests paid from loans and financing are classified as financing cash flow in the statement of cash flow as it represents costs of obtaining financial resources.

b. Functional and presentation currency

The financial statements are presented in Brazilian Real (R$), which is also the functional currency of the Company and its associate.

Transactions in foreign currency are recognized by the exchange rate on the date of transaction. Monetary items in foreign currency are translated into Brazilian reais at the foreign exchange rate prevailing on the balance sheet date, informed by the Central Bank of Brazil. Foreign exchange gains and losses linked to these items are recorded in the statement of income.

c.	Segment information

Operating segments are components of the entity that carry out business activities from which revenues can be obtained and expenses are incurred. Its operating results are regularly reviewed by the Company’s Chief Operating Decision Maker (CODM), who makes decisions on resource allocation and evaluates segment performance. For the segment to exist, individualized financial information is required.

The Company’s CODM is the Executive Board, which, along with the Board of Directors, are responsible for making the strategic decisions of the Company and its management.

The Company’s strategy is focused on optimizing results. Although there are diverse operating activities, decision makers understand that the Company represents only one business segment and does not contemplate specific strategies focused only on one service line. All decisions regarding strategic, financial planning, purchases, investments and investment of resources are made on a consolidated basis. The aim is to maximize the result obtained by operating the SMP, STFC and SCM licenses.

d.	Business combination and goodwill

Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree, regardless of their proportion. For each business combination the Company chooses to measure the non-controlling interest in the acquiree at the fair value or based on its proportional interest in the net assets identifiable of the acquiree. Costs directly attributable to the acquisition are accounted for as expense when incurred.

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

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Goodwill is initially measured at cost (being the excess of the consideration transferred in relation to the net identifiable assets acquired and liabilities assumed. If the consideration transferred is lower than fair value of net assets acquired, the gain in bargain purchase is recognized in the statement of income.

After initial recognition, goodwill is carried at cost less any accumulated impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating units of the Company that are expected to benefit by the synergies of combination, regardless of whether other assets or liabilities of the acquiree are allocated to those units.

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

e.	Approval of financial statements

These financial statements were approved by the Board of Directors of the Company on March 30, 2026.

f.	New standards, amendments and interpretations of standards

f.1 The following new standards/amendments were issued by the International Accounting Standards Board (IASB), are effective for the year ended December 31, 2025.

IAS 21 – Effects of changes in exchange rates and translation of financial statements

In March 2024, the IASB issued an amendment regarding Lack of Exchangeability, seeking to define the concept of exchangeable currency and provide guidance on procedures for non-exchangeable currencies, determining that exchangeability should be assessed at the measurement date based on the purpose of the transaction. If the currency is not exchangeable, the entity must estimate the exchange rate that reflects market conditions. In situations with multiple rates, the one that best represents the settlement of the cash flows should be used.

The pronouncement also highlights the importance of disclosures about non-exchangeable currencies, so that users of the financial statements understand the financial impacts, risks involved and criteria used in estimating the exchange rate.

The amendments are effective for financial statement periods starting on or after January 1, 2025.

The amendments did not have any impact on the financial statements.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12

The amendments to IAS 12 were introduced in response to the Organization for Economic Cooperation and Development (“OECD”) Pillar Two rules on BEPS and include the following:

•	A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from jurisdictional implementation of Pillar Two model rules; and
•	Disclosure requirements for affected entities to help users of financial statements better understand an entity’s exposure to Pillar Two income taxes arising from such legislation, especially before the effective date.

Pursuant to paragraphs 88C and 88D of IAS 12 - Income Taxes, the Company assessed the possible impacts arising from the Pillar Two legislation, a global initiative of the OECD. This legislation establishes a minimum tax rate for large corporate groups that fall within the scope of said rules, which must calculate their effective tax rate in each country where they operate. In the context of this regulation, this rate is called the “GloBE Effective Tax Rate”.

If the GloBE Effective Tax Rate of any entity in the economic group, considered by jurisdiction in which the group operates, is lower than the minimum rate of 15%, the multinational will undertake to pay an additional tax on income, referring to the difference between its effective GloBE rate and the established minimum rate.

This rule was initially introduced by Provisional Act 1262 of October 3, 2024, and it was subsequently subject to Law 15079 of December 27, 2024, which creates the Additional Social Contribution on Net Profit (CSLL) in the process of adapting Brazilian legislation to the GloBE Rules as of 2025.

The aforementioned rules applied to our group as of 2025, given that its constituent entities have earned revenues in excess of € 750,000,000 in the consolidated financial statements of the ultimate investing entity (Telecom Italia) in the last four years. The Company continues to carry out studies to assess potential impacts from the application of Pillar Two arising from the operations of the Telecom Italia Group in Brazil. For the year 2025, based on studies conducted to date, there were no significant impacts, as the Company met the established thresholds.

f.2 The following new standards were issued by the International Accounting Standards Board (IASB), but are not in effect for the period ended on December 31, 2025. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they come into force.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

IFRS 18: Presentation and disclosure of financial statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 - Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of income, including specified totals and subtotals. Moreover, entities are required to classify all revenues and expenses within the statement of income in one of five categories: operating, investment, financing, income taxes and discontinued operations, of which the first three are new.

The standard also requires the disclosure of newly defined management-defined performance measures, subtotals of revenues and expenses, and it also includes new requirements for the aggregation and disaggregation of financial information based on the identified “roles” of the primary financial statements and the notes.

Furthermore, narrow-scope amendments were made to IAS 7 - Statement of Cash Flows, which include changing the starting point for determining cash flows from operations using the indirect method, from “income or loss” to “operating income or loss” and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

The adoption of IFRS 18 does not change the values of assets, liabilities, or shareholders’ equity, but it significantly impacts the way the financial statements will be presented. The main change occurs in the statement of income, which will present revenues and expenses classified into operational, investment, and financing categories, in addition to the inclusion of the mandatory subtotals of Operating Profit and Profit before Financing and Income Tax.

In summary, the expected effects on the Company focus on the presentation and transparency of information, with no impact on net profit or shareholders’ equity, but with a need to adjust the notes and internal systems for the classification of transactions according to the new categories.

The Company is currently working to identify all the impacts that the changes will have on the primary financial statements and notes to the financial statements. The initial expected material impacts on the Company’s financial statements are as follows:

• Foreign exchange differences will be classified in the category of the statement of income where the related income and expense from the item giving rise to the foreign exchange differences.

• New disclosures will be included: (a) Management-defined performance measures (MPMs); (b) specified expenses by nature, if expenses are presented by function in the operating category of the statement of income; and (c) a reconciliation, for each line of the statement of income, between the restated amounts in accordance with IFRS 18 and the amounts previously presented in accordance with IAS 1.

• Interest received and interest paid will be classified, respectively, in the investing activities and financing activities in the statement of cash flow, according to IAS 7 – Statement of Cash Flows.

IFRS 18 and the amendments to the other standards will come into force for reporting periods beginning on or after January 1, 2027, with early adoption permitted, and must be disclosed. However, in Brazil early adoption is not allowed. IFRS 18 will apply retrospectively.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments, which introduce relevant modifications to the classification, measurement, and disclosure requirements of financial instruments.

The main changes introduced are as follows:

• A clarification that a financial liability is written off on the “settlement date” and the introduction of an accounting policy option (when certain conditions are met) to write off financial liabilities settled through an electronic payment system before the settlement date.

• Additional guidance on how contractual cash flows from financial assets with environmental, social and corporate governance (ESG) and similar characteristics should be evaluated.

• Clarifications on what constitutes “non-recourse characteristics” and what are the characteristics of contractually binding instruments.

• Introduction of new disclosure requirements for financial instruments with contingent characteristics and additional disclosure requirements for equity instruments measured at fair value through other comprehensive income (OCI).

The amendments are applicable for annual periods beginning on or after January 1, 2026, with early adoption allowed only for the classification of financial assets and the related disclosures.

The changes are not expected to have a material impact on the Company’s financial statements.

Amendment IAS 21 – Conversion of financial statements to a non-hyperinflationary currency

In November 2025, the IASB issued amendments to IAS 21 — The Effects of Changes in Foreign Exchange Rates — providing additional guidance on how entities should convert financial statements prepared in a non-hyperinflationary currency into a hyperinflationary presentation currency.

These specific changes aim to improve the quality of information and reduce the diversity of practices, providing greater consistency in the preparation of reports in hyperinflationary economies.

The amendments to IAS 21 – Effects of Changes in Foreign Exchange Rates – are effective for annual periods beginning on or after January 1, 2027, with early adoption permitted.

The changes are not expected to have a material impact on the Company’s financial statements.

Annual Improvements to IFRS Standards – Volume 11

In July 2024, the IASB issued nine narrow-scope amendments as part of its periodic maintenance of the IFRS standards. The amendments include clarifications, simplifications, corrections, or modifications intended to improve the consistency of the following standards: IFRS 1 –First-time Adoption of International Accounting Standards, IFRS 7 – Financial Instruments: Disclosure and its Guidance for the Implementation of IFRS 7, IFRS 9 – Financial Instruments, IFRS 10 – Consolidated Financial Statements and IAS 7 – Statement of Cash Flow.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

The changes are not expected to have a material impact on the Company’s financial statements

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

(a)       Provision for legal and tax administrative proceedings

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

(b)       Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived from the market (Note 36).

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

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

4.	Cash and cash equivalents

Cash and cash equivalents are financial assets measured at amortized cost or at fair value through profit or loss, respectively.

The Company classifies its financial assets upon initial recognition.

	2025	2024

Cash and banks	85,873	81,177
Unrestrictedly available financial investments:
CDB	3,524,451	3,177,566

	3,610,324	3,258,743

Bank certificates of deposit (“CDBs”) and “Operações compromissadas” are securities issued by banks and sold to the public as a form of fund raising. Such marketable securities are highly liquid deposits that can be traded during the contracted term, at any time, without significant loss and are used for the fulfillment of short-term obligations by the Company.

The average return of CDB investments in the year ended December 31, 2025, is 100.49% (101.09% in 2024) of the variation of the Interbank Deposit Certificate - CDI.

5.	Marketable securities

Comprise financial assets measured at fair value through profit or loss.

	2025	2024

FUNCINE(i)	26,339	15,241
Fundo Soberano(ii)	1,518	2,404
FIC: (iii)
Government bonds(a)	1,609,536	1,716,706
CDB(b)	3,583	18,897
Financial bills(c)	343,824	394,343
Other (d)	315,855	302,091
	2,300,655	2,449,682

Current portion	(2,274,316)	(2,434,441)
Non-current portion	26,339	15,241

i)	Since 2017, the Company, with the aim of supporting the National Film Industry Financing Fund, as well as using tax deductibility benefit for income tax purposes, started investing in the National Film Industry Financing Fund (FUNCINE). The average return for the year ended December 31, 2025, was 0.17% (1.47% in 2024).

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

(ii)	Fundo Soberano is composed only of federal government bonds. The average return of FICs in the year ended December 31, 2025, was 99.30% of the variation of the Interbank Deposit Certificate - CDI (99.20% in 2024).

(iii)	The Company invests in exclusive FICs (Quota Investment Fund). Funds are mostly comprised by federal government bonds and papers from financial institutions rated as AAA (highest quality). The average return of FICs in the year ended December 31, 2025, was 101.99% of the variation of the Interbank Deposit Certificate - CDI (105.14% in 2024).

(a)	Government bonds are fixed income financial instruments issued by the National Treasury to finance the activities the Brazilian Federal Government.

(b)	CDB operations are issued by the banks with the commitment to buy them back based on predetermined taxes.

(c)	Financial bills are fixed income investments issued by financial institutions.

(d)	Represented by: Debentures, FIDC (Credit Rights Investment Funds), commercial notes, promissory notes and bank credit notes.

6.	Trade accounts receivable

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

The fair value of trade accounts receivable approximate their carrying amounts on December 31, 2025 and December 31, 2024.

Amounts expected to be received after 12 months are classified as long-term.

The average monthly rate considered in the calculation of the present value of accounts receivable recorded as non-current is 0.58% (0.58% on December 31, 2024).

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

	2025	2024
Trade accounts receivable	5,039,083	4,815,750

Accounts receivable	5,741,906	5,486,319

Billed services	2,695,504	2,481,786
Unbilled services	1,418,994	1,302,906
Network use (interconnexion)	997,297	992,414
Goods sold	603,882	684,858
Contractual assets (Note 22)	25,898	24,027
Other accounts receivable	331	328

Provision for expected credit losses	(702,823)	(670,569)

Current portion	(4,901,777)	(4,677,935)
Non-current portion	137,306	137,815

Due to the financial partnership between TIM and Banco C6 S.A. from 2020 to February 2025, there were accounts receivable balances for TIM related to activation fees for C6 customers. The agreement signed between TIM and Banco C6 on February 11, 2025, aimed to end the partnership and resolve all ongoing disputes, including four arbitration proceedings. After the approval of CIMA (Cayman Islands Monetary Authority) in March 2025, the shares (Note 12) and outstanding subscription warrants held by TIM (Note 36) had their write-off fully executed and became part of the Company’s accounts receivable balance (R$ 520 million). During 2025, the amount of R$ 520 million was fully received by the Company, settling and concluding obligation under the agreement.

The movement of the provision for expected credit losses, accounted for as an asset reduction account, was as follows:

	2025	2024

Opening balance	670,569	629,739
Supplement to expected losses, net of reversal	765,783	693,122
Write-offs of provision	(733,529)	(652,292)
Closing balance	702,823	670,569

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

The aging of accounts receivable is as follows:

	2025	2024

Total	5,741,906	5,486,319

Current	4,239,134	3,917,182
Overdue (days):
≤30	428,654	372,836
≤60	139,462	123,183
≤90	127,781	149,653
≤120	121,913	105,426
>120	684,962	818,039

7.	Inventories

Inventories are presented at the average acquisition cost. A loss is recognized to adjust the cost of handsets, tablets and accessories to the net realizable value (selling price), when this value is less than the average acquisition cost.

	2025	2024

Total inventories	357,204	293,529

Inventories	376,768	310,054
Mobile handsets and tablets	269,596	187,866
Accessories and prepaid cards	88,601	98,868
TIM chips	18,571	23,320

Adjustment to net realizable value	(19,564)	(16,525)

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

8.	Income tax and social contribution

8.a	Recoverable income tax and social contribution

	2025	2024

Recoverable income tax and social contribution	327,184	326,256

Income tax	256,914	200,802
Social contribution	70,270	125,454

Current portion	(68,769)	(111,376)
Non-current portion	258,415	214,880

In 2021, based on a decision from the Brazilian Federal Supreme Court (STF) regarding the non-levy of IRPJ and CSLL on the correction of SELIC in cases of undue payment, TIM recorded recoverable IRPJ and CSLL based on its best estimate at that time, amounting to R$ 535 million (principal). Up to December 31, 2025, the total monetary restatement recognized was R$ 133 million.

In the third quarter of 2023, TIM’s lawsuit received a favorable final and unappealable decision and the Company obtained credit approval from the Brazilian Federal Revenue Service. As a result, it carried out the reclassification of R$ 156 million for deferred income tax and social contribution, with R$ 114 million and R$ 42 million related to tax loss and negative CSLL basis, respectively.

In the years 2023 and 2024, the Company used R$ 151 million and R$ 231 million, respectively, in credits to offset federal taxes. In 2025, R$ 115 million of these credits were used to offset federal taxes.

In 2025, the Company recognized IRPJ credits amounting to R$ 81 million, resulting from the success in a lawsuit that discussed the limitation on the calculation of tax incentives, with the amount of R$ 14 million offset by December 31, 2025. Additionally, as a result of this decision, the tax loss base was recomposed of R$ 224 million, which was fully offset in this fiscal year.

The Company has balances to offset of IRPJ and CSLL amounting to R$ 220 million on December 31, 2025 (R$ 207 million on December 31, 2024) resulting from overpayment in prior periods for which refund processes are underway.

During the fiscal year, the Company made anticipations by deposits in Banco do Nordeste, totaling R$ 31 million, with the objective of using the reinvestment tax incentive, which allocates a portion of the IRPJ due to a specific deposit, in accordance with article 668 of RIR/2018.

8.b	Income tax and social contribution payable

Current income tax and social contribution charges are calculated on the basis of the tax laws enacted, or substantially enacted, up to the balance sheet date.

The legislation allows companies to choose between quarterly or monthly payments of income tax and social contribution. In 2025, the Company chose to make the quarterly payments of income tax and social contribution.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

	2025	2024

Income tax and social contribution payable	181,497	46,610

Income tax	76,518	-
Social contribution	104,979	46,610

Current portion	(162,102)	(46,610)
Non-current portion	19,395	-

8.c Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on (1) tax losses and accumulated tax loss carryforwards, when applicable; and (2) temporary differences arising from differences between the tax basis of assets and liabilities and their book values in the financial statements. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

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

On December 31, 2025 and 2024, the enacted rates were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation in regard to the income tax and social contribution carried forward losses, which can be offset by up to 30% of the taxable profit for the fiscal year, according to the current tax legislation.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

The amounts recorded are as follows:

	2025	2024

Tax loss carryforwards and negative basis of social contribution	-	12,132
Temporary differences:
Provision for legal and administrative proceedings	515,324	536,550
Provision for expected credit losses	236,537	257,645
Taxes with suspended enforceability (i)	1,553,124	1,230,521
Derivative financial instruments	(118,647)	(274,140)
Capitalized interest - 4G and 5G	(211,522)	(246,621)
Adjustments related to IFRS 16 (ii)	826,882	730,015
Accelerated depreciation (iii)	(1,035,883)	(990,374)
Fair value adjustment I–Systems (former FiberCo) (iv)	(249,477)	(249,477)
Impairment loss (v)	192,507	269,172
Amortized goodwill – Cozani	(544,596)	(388,245)
Other assets	273,245	287,234
Other liabilities	(81,890)	(92,779)
	1,355,604	1,081,633

Deferred tax asset	3,597,619	3,323,269
Deferred tax liability	(2,242,015)	(2,241,636)

(i)	Mainly represented by the Fistel fee (TFF) for the financial years 2020-2025 of TIM S.A. and the TFF referring to Cozani's 2022 financial year. The Operating Inspection Fee (TFF) for the years 2020-2025 of TIM S.A. and TFF for 2022 of Cozani had its payments suspended by virtue of an injunction and, therefore, still do not have a specific date for payment. See note 21 for details.

(ii)	Represents the addition of new lease contracts. The temporary difference of the IFRS 16 contracts is due to the difference in the timing of recognition of the accounting (i.e., interest and depreciation) and tax expense (i.e., provision of service), under the terms of the current legislation.

(iii)	Since 2020, TIM S.A. excludes the portion of acceleration of depreciation of movable assets belonging to property, plant and equipment from the calculation basis of the IRPJ and CSLL, due to their uninterrupted use in three operating shifts, supported by technical expert report, as provided for in Article 323 of the RIR/2018, or by the adequacy to the tax depreciation provided for in IN 1700/2017.

(iv)	Refers to deferred charges on the adjustment at fair value of the non-controlling interest calculated in the sale of Fiber Co (currently I-Systems), which took place in November 2021, from TIM S.A. to IHS Fiber Brasil - Cessão de Infraestruturas Ltda (see Note 14).

(v)	Represents the deferred charges recorded, by the Company in connection with the impairment of tangible assets recognized by Cozani before its acquisition in April 2022, which have been depreciated over the estimated useful life of the asset.

The Company, based on a history of profitability and based on projections of future taxable results, constitutes deferred income tax credits and social contribution on all of its temporary differences.

The Company used deferred tax credits arising from tax losses of R$ 68 million in 2025, due to the recovery of these credits after success in a lawsuit that discussed the limitation on the calculation of tax incentives (R$ 189 million as of December 31, 2024 and R$105 million as of December 31, 2023).

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

8.d Expense with current and deferred income tax and social contribution

	2025	2024	2023
Current income tax and social contribution taxes
Income tax for the year	(668,716)	(426,340)	(248,792)
Social contribution for the year	(301,454)	(200,270)	(67,190)
Tax incentive – SUDENE/SUDAM(i)	442,136	333,359	235,753
	(528,034)	(293,251)	(80,229)
Deferred income tax and social contribution
Deferred income tax	197,982	(159,994)	(180,709)
Deferred social contribution	75,641	(15,337)	(85,673)
	273,623	(175,331)	(266,382)
Provision for contingencies of income tax and social contribution	6,384	-	-
	280,007	(175,331)	(266,382)
	(248,027)	(468,582)	(346,611)

The reconciliation between income tax and social contribution expense as calculated by applying combined tax rates and amounts reflected in income (loss) is as follows:

	2025	2024	2023

Profit before income tax and social contribution	4,560,011	3,622,463	3,184,033
Combined tax rate	34%	34%	34%
Income tax and social contribution at the combined statutory rates	(1,550,404)	(1,231,637)	(1,082,571)
(Additions) / exclusions:
Equity in earnings	(36,652)	(28,059)	(30,364)
Permanent additions, exclusions:
Non-taxable revenues	70,518	12,848	16,573
Non-deductible expenses	(25,500)	(60,670)	(25,069)
Tax incentive – SUDENE/SUDAM(i)	442,136	333,359	235,753
Tax benefit related to interest on capital allocated	751,400	493,000	544,000
Other amounts	100,475	12,577	(4,933)
	1,302,377	763,055	735,960

Income tax and social contribution expense	(248,027)	(468,582)	(346,611)
Effective rate	5.44%	12.94%	10.89%

(i)	As mentioned in Note 25 c.3, in order for investment grants not to be computed in taxable income, they must be recorded as a tax incentive reserve, which can only be used to absorb losses or be incorporated into the share capital. The Company has tax benefits that fall under these rules.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

9.	Recoverable taxes, fees and contributions

	2025	2024

Recoverable taxes, fees and contributions	2,050,592	1,853,456

ICMS(i)	1,255,059	1,235,119
PIS/COFINS(ii)	556,036	330,019
IRRF (Withholding income tax) on interest earning bank deposits	30,019	93,008
Recoverable ISS (iii)	109,314	109,314
Other	100,164	85,996

Current portion	(1,138,888)	(946,103)
Non-current portion	911,704	907,353

(i)	The amounts of recoverable ICMS (state VAT) are mainly comprised by:

(a)	credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months).

(b)	ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

(ii)	The current balance is mostly composed of credits arising from the non-cumulative taxation regime.

(iii)	The recoverable ISS comes from overpayment. The Company has submitted an administrative refund, in accordance with current legislation.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

10.	Prepaid expenses

	2025	2024

Prepaid expenses	669,609	562,141
Advertisements not released (i)	11,814	20,331
Rentals and insurance	89,791	83,603
Incremental costs for obtaining contracts with customers (ii)	215,250	188,269
Contractual prepaid expenses (iii)	324,561	251,181
Other	28,193	18,757

Current portion	(329,362)	(280,851)
Non-current portion	340,247	281,290

(i)	Represent prepaid payments of advertising expenses for products and services of the TIM brand that are recognized in the result according to the period of serving the advertisement.

(ii)	It is substantially represented by incremental costs related to sales commissions paid to partners for obtaining contracts with customers arising from the adoption of IFRS 15, which are deferred to the result in accordance with the term of the contract and/or economic benefit, usually from 1 to 2 years.

(iii)	Represent the costs of installing a neutral network deferred over the term of the contract.

11.	Judicial deposits

They are recorded at historical cost and updated for monetary variation according to current legislation.

	2025	2024

Judicial deposits	677,150	677,530

Civil and Regulatory	262,019	290,696
Labor	58,532	54,954
Tax	254,927	239,093
Online attachment(i)	101,672	92,787

(i)	Refer to legal blockages directly in the Company's current accounts and interest earning bank deposits linked to certain legal proceedings. This amount is periodically analyzed and when identified, reclassification is made to one of the other specific accounts of the legal deposit item.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

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

Tax

The Company has legal deposits of R$ 254,927 (R$ 239,093 on December 31, 2024), relating to tax matters, made to support several ongoing legal discussions. Such deposits mainly relate to the following discussions:

(a)	Use of credit in the acquisition of electricity directly employed in the production process of companies, matter with positive bias in the judiciary. As of December 31, 2015, the restated amount of deposits regarding this discussion is R$ 44,920 (R$ 40,533 on December 31, 2024).

(b)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. As of December 31, 2015, the restated amount of deposits regarding this discussion is R$ 30,457 (R$ 26,339 on December 31, 2024).

(c)	Levy of ISS on import and outsourced services; alleged lack of collection in relation to ground cleaning and maintenance service of BRS (Base Radio Station), the ISS itself, the ISS incident on co-billing services and software licensing (blackberry). Guarantee of the right to take advantage of the benefit of spontaneous denunciation and search for the removal of confiscatory fines in the case of late payment. As of December 31, 2015, the restated amount of deposits regarding this discussion is R$ 13,990 (R$ 12,974 on December 31, 2024).

(d)	Unconstitutionality and illegality of the collection of FUST (Fund for Universalisation of Telecommunications Services). The right not to collect FUST, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Industrial Exploitation of Dedicated Line), as well as the right not to suffer the retroactive collection of the differences determined in function of not observing sum 7/2005 of ANATEL. As of December 31, 2015, the restated amount of deposits regarding this discussion is R$ 75,553 (R$ 71,237 on December 31, 2024).

(e)	ICMS – Miscellaneous. Deposits made in several processes that discuss ICMS charges, mainly related to discussions on loan, DIFAL, exempt and non-taxed services, ICAP and Covenant 39. As of December 31, 2015, the restated amount of deposits regarding this discussion is R$ 46,512 (R$ 30,039 on December 31, 2024).

(f)	Charges related to cases of Jornal do Brasil that were directed to the Company. As of December 31, 2015, the restated amount of deposits regarding this discussion is R$ 16,978 (R$ 15,461 on December 31, 2024).

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

12.	Other financial assets

	2025	2024

Other financial assets	514,109	550,669

C6 Bank Subscription right (i)	-	162,958

5G Fund (ii)	338,792	212,394
Subscription right (iii)	175,317	175,317

Non-current portion	514,109	550,669

They are recognized at fair value on the date of acquisition or issue. Such financial assets are subsequently measured at fair value through profit or loss. Changes arising from the fair value measurement, where applicable, shall be recognized in the statement of income, when incurred, as financial income (loss).

(i) In March 2025, the approval of the Cayman Islands was obtained from Monetary Authority (CIMA) for the Agreement signed on February 11, 2025, between the Company and Banco C6 was signed. Its purpose was to terminate the partnership between the parties and extinguish all ongoing disputes, including four arbitration proceedings. The Agreement includes the full transfer of the Company’s interest, including all shares and outstanding subscription warrants held by TIM. With the formalization of the Agreement, in the first quarter of 2025, the subscription warrant was fully written off in exchange for amounts receivable that were fully settled in December 2025.

(ii) The Company has invested approximately R$ 339 million on December 31, 2025 (R$ 212 million in 2024) in the Investment fund focused on 5G solutions “Upload Ventures Growth” (“5G Fund”), reinforcing its commitment to boosting the development of solutions based on 5G technology.

Out of this total amount, on January 16, 2025, the Company made contributions in dollars of approximately R$ 85 million (R$ 185 million until 2024) to the 5G Fund.

(iii) In April 2022, the Company entered into a partnership with EXA Serviços de Tecnologia (“EXA”) to provide digital services and entertainment to TIM’s customer base. This partnership also provided for commission payments by EXA to TIM as a result of TIM’s customers that acquire services from this partnership, as well as TIM’s right to subscribe to shares upon payment of a consideration.

At the end of 2024, the contract with the new partnership terms was completed and TIM acquired the right to subscribe for 27% of EXA’s shares for a consideration of R$ 174 million. The value of the financial asset was recorded at fair value for R$ 175 million and accounts for 27% of the fair value of TIM’s right to participate in EXA. This right may be exercised within the next 12 months, upon the exercise conditions and corporate approval have been met.

As of December 31, 2025 and 2024, the financial assets related to the 5G Fund and the subscription bonus were measured in accordance with applicable accounting practices, including fair value measurement.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

13.	Other assets

	2025	2024

Other assets	326,756	276,251

Advances to employees	7,547	3,819
Advances to suppliers	61,013	48,008
Amounts receivable from TIM Brasil (Note 34)	23,183	23,260
Amounts receivable from incentivized projects	27,080	27,391
Taxes and labor contributions to offset	112,471	80,610
Fistel credits (i)	32,966	38,033
Other (ii)	62,496	55,130

Current portion	(297,264)	(246,346)
Non-current portion	29,492	29,905

(i)	These refer to Fistel credit amounts arising from the decrease of the customer base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used in the decrease of the TFF contribution (operating supervision fee) due to Anatel.
(ii)	The majority related to: (a) other advances of R$ 8,010 (R$ 8,267 on December 31, 2024); (b) employee benefits reimbursement amounts to R$ 16,255 (R$ 19,255 as of December 31, 2024).

14.	Investment

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

TIM S.A. has 49% (49% on December 31, 2024) in the share capital of I-Systems. The following table represents summarized financial information about the investments of I-Systems:

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

	2025	2024
Assets	1,895,545	2,134,912
Current and non-current assets	254,727	388,082
Tangible and intangible assets	1,640,818	1,746,830

Liabilities and shareholders’ equity	1,895,545	2,134,912
Current and non-current liabilities	736,516	755,882
Shareholders' equity	1,159,029	1,379,030

Company’s proportional interest	49%	49%

Adjustment to fair value	733,757	733,757
Investment cost	526,729	634,529
Fair value of investment	1,260,486	1,368,286

	2025	2024

Net loss for the year	(220,000)	(167,145)
Company’s proportional interest	49%	49%
Company’s interest in the associated company’s income (loss)	(107,800)	(82,526)

a)	Interest in associate

	I-Systems
	2025	2024

Total number of shares	1,794,287,995	1,794,287,995

Interest in total capital	49%	49%

Shareholders’ equity	1,159,029	1,379,030

Income (loss) for the year	(220,000)	(167,145)

Equity in earnings	(107,800)	(82,526)

Investment value	1,260,486	1,368,286

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

b)	Change of investment in associate::

I-Systems

Balance of investment on December 31, 2024	1,368,286
Equity in earnings	(107,800)
Balance of investment on December 31, 2025	1,260,486

15.	Property, plant and equipment

Property, plant and equipment are measured at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight-line method over terms that consider the expected useful lives of the assets and their residual values. On December 31, 2025 and December 31, 2024, the Company has no indicators of impairment in its property, plant and equipment.

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

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

•	Changes in property, plant and equipment

	Balance in 2024	Additions	Write-offs	Transfers	Balance in 2025

Total cost of property, plant and equipment, gross	75,732,043	5,655,358	(321,965)	-	81,065,436
Commutation/transmission equipment	41,197,166	-	(105,762)	2,384,096	43,475,500
Fiber optic cables	791,983	-	-	6,754	798,737
Leased handsets	4,256,120	1,230	(43,654)	202,756	4,416,452
Infrastructure	7,925,713	-	(19,824)	323,614	8,229,503
Informatics assets	1,806,939	-	(3,814)	9,075	1,812,200
General use assets	1,047,340	-	(1,253)	53,700	1,099,787
Right-of-assets	18,028,112	2,709,339	(146,461)	-	20,590,990
Land	38,084	-	(98)	-	37,986
Construction in progress	640,586	2,944,789	(1,099)	(2,979,995)	604,281

Total accumulated depreciation	(52,916,715)	(5,137,955)	160,685	-	(57,893,985)
Commutation/transmission equipment	(30,962,551)	(2,766,864)	101,577	-	(33,627,838)
Fiber optic cables	(705,143)	(26,317)	-	-	(731,460)
Leased handsets	(3,956,664)	(222,943)	35,910	-	(4,143,697)
Infrastructure	(5,660,027)	(358,057)	18,491	-	(5,999,593)
Informatics assets	(1,748,687)	(25,537)	3,804	-	(1,770,420)
General use assets	(803,591)	(51,091)	903	-	(853,779)
Right-of-assets	(9,080,052)	(1,687,146)	-	-	(10,767,198)
Total property, plant and equipment, net	22,815,328	517,403	(161,280)	-	23,171,451
Commutation/transmission equipment	10,234,615	(2,766,864)	(4,185)	2,384,096	9,847,662
Fiber optic cables	86,840	(26,317)	-	6,754	67,277
Leased handsets	299,456	(221,713)	(7,744)	202,756	272,755
Infrastructure	2,265,686	(358,057)	(1,333)	323,614	2,229,910
Informatics assets	58,252	(25,537)	(10)	9,075	41,780
General use assets	243,749	(51,091)	(350)	53,700	246,008
Right-of-assets	8,948,060	1,022,193	(146,461)	-	9,823,792
Land	38,084	-	(98)	-	37,986
Construction in progress	640,586	2,944,789	(1,099)	(2,979,995)	604,281

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

	Balance in 2023	Additions	Write-offs	Transfers	Balance in 2024

Total cost of property, plant and equipment, gross	70,343,331	5,978,275	(589,563)	-	75,732,043
Commutation/transmission equipment	38,274,244	-	(97,312)	3,020,234	41,197,166
Fiber optic cables	786,762	-	-	5,221	791,983
Leased handsets	4,082,742	842	(15,341)	187,877	4,256,120
Infrastructure	7,737,385	-	(18,007)	206,335	7,925,713
Informatics assets	1,803,782	-	(4,220)	7,377	1,806,939
General use assets	1,004,301	-	(2,382)	45,421	1,047,340
Right-of-assets	15,973,178	2,506,600	(451,666)	-	18,028,112
Land	38,588	-	(504)	-	38,084
Construction in progress	642,349	3,470,833	(131)	(3,472,465)	640,586

Total accumulated depreciation	(47,931,516)	(5,109,364)	124,165	-	(52,916,715)
Commutation/transmission equipment	(28,413,977)	(2,639,864)	91,290	-	(30,962,551)
Fiber optic cables	(644,978)	(60,165)	-	-	(705,143)
Leased handsets	(3,761,002)	(206,398)	10,736	-	(3,956,664)
Infrastructure	(5,325,647)	(350,734)	16,354	-	(5,660,027)
Informatics assets	(1,715,818)	(36,981)	4,112	-	(1,748,687)
General use assets	(755,528)	(49,736)	1,673	-	(803,591)
Right-of-assets	(7,314,566)	(1,765,486)	-	-	(9,080,052)
Total property, plant and equipment, net	22,411,815	868,911	(465,398)	-	22,815,328
Commutation/transmission equipment	9,860,267	(2,639,864)	(6,022)	3,020,234	10,234,615
Fiber optic cables	141,784	(60,165)	-	5,221	86,840
Leased handsets	321,740	(205,556)	(4,605)	187,877	299,456
Infrastructure	2,411,738	(350,734)	(1,653)	206,335	2,265,686
Informatics assets	87,964	(36,981)	(108)	7,377	58,252
General use assets	248,773	(49,736)	(709)	45,421	243,749
Right-of-assets	8,658,612	741,114	(451,666)	-	8,948,060
Land	38,588	-	(504)	-	38,084
Construction in progress	642,349	3,470,833	(131)	(3,472,465)	640,586

The construction in progress represents the cost of projects in progress related to the construction of networks and/or other tangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets. Since the capitalization criteria set forth in IAS 23 have not been met, the costs of loans are classified as financial expenses in the period in which they are incurred.

The lease rights of use are represented by leased agreements of identifiable assets within the scope of IFRS16. These rights refer to leases of network infrastructure, stores and kiosks, real estate, land (Network) and fiber, as below:

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Right of use in leases	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances on December 31, 2024	4,587,122	1,166,143	2,002,527	1,192,268	8,948,060
Additions (i)	1,251,461	332,877	334,802	790,199	2,709,339
Remeasurement	(95,642)	(3,405)	(31,433)	(15,981)	(146,461)
Depreciation	(745,509)	(177,378)	(294,224)	(470,035)	(1,687,146)
Balances on December 31, 2025	4,997,432	1,318,237	2,011,672	1,496,451	9,823,792

Right of use in leases	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances on December 31, 2023	4,677,149	833,391	2,351,707	796,365	8,658,612
Additions (i)	879,180	514,188	227,158	886,074	2,506,600
Remeasurement	(223,341)	(22,824)	(205,501)	-	(451,666)
Depreciation	(745,866)	(158,612)	(370,837)	(490,171)	(1,765,486)
Balances on December 31, 2024	4,587,122	1,166,143	2,002,527	1,192,268	8,948,060

(i)	The change in the right of use in leases includes net additions of lease incentives, totaling R$ 108 million on December 31, 2025 (R$ 89 million on December 31, 2024).

•	Depreciation rates

Annual %
Commutation/transmission equipment	6.67−20
Fiber optic cables	10
Leased handsets	14.28−50
Infrastructure	4–20
Informatics assets	20
General use assets	10–20
Right-of-use in leases	8−12

In 2025, pursuant to IAS 16, the Company assessed the useful life estimates for their property, plant and equipment, concluding that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use.

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

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Amortization charges are calculated using the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

The financial charges on resources raised without a specific destination, used for the purpose of obtaining a qualifying asset, are capitalized when there is an expectation of future economic benefits and reliable measurement. Thus, the Company applies the IAS 23 standard, where loan costs that are directly attributable to the acquisition, construction, or production of a qualifying asset are included in the cost of that asset.

Intangible assets with undefined useful lives are not amortized (e.g., goodwill in the acquisition of companies) but tested for impairment on an annual basis, individually or at cash generating unit level.

(a)	Changes in intangible assets

	Balance in 2024	Additions/ Amortization	Write-offs	Transfers	Balance in 2025

Total cost of intangible assets, gross	47,460,121	1,706,746	(1,132)	-	49,165,735
Software licenses	24,058,388	-	(1,132)	1,575,776	25,633,032
Authorizations	18,903,457	44,327	-	35,340	18,983,124
Goodwill	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas	212,703	-	-	7,544	220,247
List of customers	253,629	-	-	-	253,629
Other assets	583,355	-	-	3,336	586,691
Intangible assets under development	336,420	1,662,419	-	(1,621,996)	376,843

Total accumulated amortization	(32,605,161)	(1,969,183)	1,132	-	(34,573,212)
Software licenses	(21,722,385)	(983,061)	1,132	-	(22,704,314)
Authorizations	(10,272,479)	(899,414)	-	-	(11,171,893)
Infrastructure right-of-use - LT Amazonas	(108,270)	(11,996)	-	-	(120,266)
List of customers	(88,219)	(33,082)	-	-	(121,301)
Other assets	(413,808)	(41,630)	-	-	(455,438)

Total intangible assets, net	14,854,960	(262,437)	-	-	14,592,523
Software licenses(c)	2,336,003	(983,061)	-	1,575,776	2,928,718
Authorizations(f)	8,630,978	(855,087)	-	35,340	7,811,231
Goodwill(d)	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas(e)	104,433	(11,996)	-	7,544	99,981
List of customers	165,410	(33,082)	-		132,328
Other assets	169,547	(41,630)	-	3,336	131,253
Intangible assets under development	336,420	1,662,419	-	(1,621,996)	376,843

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

	Balance in 2023	Additions/ Amortization	Write-offs	Transfers	Balance in 2024

Total cost of intangible assets, gross	46,313,583	1,146,747	(209)	-	47,460,121
Software licenses	23,167,846	-	(54)	890,596	24,058,388
Authorizations	18,794,239	63,915	-	45,303	18,903,457
Goodwill	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas	207,589	-	-	5,114	212,703
List of customers	253,629.00	-	-	-	253,629
Other assets	574,245	-	-	9,110	583,355
Intangible assets under development	203,866	1,082,832	(155)	(950,123)	336,420

Total accumulated amortization	(30,688,542)	(1,916,673)	54	-	(32,605,161)
Software licenses	(20,785,708)	(936,731)	54	-	(21,722,385)
Authorizations	(9,377,907)	(894,572)	-	-	(10,272,479)
Infrastructure right-of-use - LT Amazonas	(97,174)	(11,096)	-	-	(108,270)
List of customers	(55,137)	(33,082)	-	-	(88,219)
Other assets	(372,616)	(41,192)	-	-	(413,808)

Total intangible assets, net	15,625,041	(769,926)	(155)	-	14,854,960
Software licenses(c)	2,382,138	(936,731)	-	890,596	2,336,003
Authorizations(f)	9,416,332	(830,657)	-	45,303	8,630,978
Goodwill(d)	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas(e)	110,415	(11,096)	-	5,114	104,433
List of customers	198,492.00	(33,082)	-	-	165,410
Other assets	201,629	(41,192)	-	9,110	169,547
Intangible assets under development	203,866	1,082,832	(155)	(950,123)	336,420

The intangible assets in development represent the cost of projects in progress related to the intangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

(b) Amortization rates

Annual %

Software licenses	20
Authorizations	5−25
Infrastructure right-of-use	Up to 5
Other assets	Up to 10
List of Cozani’s customer	13.04
Surplus from Cozani authorizations	5.66

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

(c) Software licenses

Software maintenance costs are recognized as an expense, as incurred. Development costs that are directly attributable to software product design and testing, and are identifiable and exclusive, controlled by the Company, are recognized as intangible assets when the capitalization criteria are met.

Directly attributable costs that are capitalized as part of the software product are related to employee costs directly allocated in its development.

(d) Goodwill

The Company has the following goodwill, based on the expected future profitability on December 31, 2025 and December 31, 2024:

	2025	2024

Goodwill	3,112,169	3,112,169

Acquisition of Cozani	2,636,426	2,636,426
Acquisitions of TIM Fiber SP and TIM Fiber RJ	108,172	108,172
Acquisition of “Intelig” by TIM Participações	210,015	210,015
Acquisition of minority interests in TIM Sul and TIM Nordeste	157,556	157,556

Goodwill on the acquisition of Cozani

In April 2022, the Company acquired 100% of Cozani, with a total consideration paid of R$ 7,211,585 and identifiable assets, net of liabilities assumed, at a fair value of R$ 4,575,159. Therefore, having a remaining amount of goodwill totaling R$ 2,636,426, which is recorded on December 31, 2025 and December 31, 2024. Among the assets identified in the business combination process of Cozani, the Company identified a surplus value of the acquired radio frequencies amounting to R$ 3,038,951 and a customer list of R$ 253,629.

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

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Goodwill from TIM Fiber SP and TIM Fiber RJ – TIM Celular S.A. (merged by Intelig, current TIM S.A.) acquired, at the end of 2011, the companies Eletropaulo Telecomunicações Ltda. (subsequently TIM Fiber SP) and AES Communications Rio de Janeiro S.A. (subsequently TIM Fiber RJ). TIM Fiber SP and TIM Fiber RJ were merged into TIM Celular S.A. on August 29, 2012. TIM Celular S.A. definitively recorded goodwill arising from these companies of R$ 1,159,649.

As described in Note 14, in November 2021, the Company sold 51% of the equity interest in Fiber Co (now I-Systems), a company that received the net assets related to the secondary network infrastructure of residential broadband. Due to the transaction closing, TIM S.A. wrote off R$ 1,051,477 of the goodwill recorded in the acquisition of TIM Fiber SP Ltda. and TIM Fiber RJ S.A, leaving R$ 108,172 of goodwill on December 31, 2025, and December 31, 2024.

On August 31, 2020, with the merger of TIM Participações S.A. by TIM S.A., the Company recorded the goodwill arising from the merger of the net assets of TIM Participações, which were originated in acquisition transactions as described below:

Goodwill acquisition of "Intelig" by TIM Participações – the goodwill arising from the acquisition of TIM S.A. (formerly”Intelig") in December 2009 in the amount of R$ 210,015 is represented/based on the expectation of future profitability of the Company.

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

Impairment test

As required by the accounting standard, the Company tests goodwill on business combinations. The methodology and assumptions used by Management in the impairment test is summarized below:

The Company’s management understands that the smallest unit cash generating unit for impairment testing of goodwill in the acquisition of the companies previously described covers TIM S.A.

On December 31, 2025, the impairment test was performed by comparing the book value with the fair value less cost of disposal, as foreseen in IAS 36 / IFRS 13.

For the calculation of fair value, the Company considered the level of hierarchy within which the measurement of the fair value of the asset (cash generating unit). For the Company, as there is only one CGU this was classified in its entirety as Level 1. Disposal costs were considered not to be relevant in the calculation, considering the significant difference between the fair value level 1 and the book value of the cash generating unit.

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

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

On December 31, 2025, and December 31, 2024, the measurement was made based on the value of the Company’s share at the balance sheets closing dates, with the fair value determined higher than the book value, which includes all tangible assets, intangible assets, and investments in associate and concluded that no impairment indicators existed as of year-end. Additionally, management performed sensitivity analyses and in none of the scenarios performed an impairment charge would have to be recognized, since the Company’s fair value was higher than the book value of the CGU.

(e) Infrastructure right-of-use - LT Amazonas

In 2023, the Company has signed infrastructure rights agreements with companies that operate electricity transmission lines in the Northern Region of Brazil. These contracts fall within the scope of IFRS 16 as financial commercial leases.

Additionally, the Company has signed network infrastructure sharing agreements with Telefónica Brasil S.A., also in the North Region. In these, the two operators optimize resources and reduce their respective operating costs.

(f) Authorizations

4G License

In this item are recorded the values related to the acquisition of Lot 2 in the auction of the 700 MHz band in the amount of R$ 1,739 million, in addition to the costs related to the cleaning of the frequency of the 700 MHZ band acquired, which totaled R$ 1,199 million, in nominal values. As it is a long-term obligation, which were paid in December 2014, the amount payable of R$ 1,199 million was reduced by R$ 47 million by applying the concept of adjustment to present value (“AVP”). The aforementioned license fell under the concept of qualifying asset under IAS 23. Consequently, financial charges on resources raised without a specific destination, used for the purpose of obtaining a qualifying asset, were capitalized between the years 2014 and 2019. The total amount recorded in the Company’s intangible assets is R$ 3,498 million (R$ 3,498 million as of December 31, 2024).

5G License

In 2021, TIM acquired 5G licenses in the Anatel auction, generating the accounting of an intangible asset related to the licenses in the amount of R$ 884 million and the obligations related to these licenses in the amount of R$ 2,680 million. The payment for the licenses will be made over a period from 10 to 20 years, while the related obligations had payments made between 2022 and 2024.

Furthermore, in the case of the 3.5 GHz radiofrequency licenses, as it is a qualifying asset under IAS 23, the Company capitalized loan costs during the implementation period. This capitalization was completed in the second quarter of 2023, with the availability of the assets for use and their transfer to authorizations. The total amount recorded in the Company’s intangible assets is R$ 4,053 million (R$ 4,053 million as of December 31, 2024).

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

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Leases in which the Company, as a lessor, transfers substantially all the risks and rewards of ownership to the other party (lessee) are classified as finance leases. These lease values are transferred from property, plant and equipment or intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial revenue over the contractual term.

Asset leases are financial assets or liabilities classified and/or measured at amortized cost.

Assets

	2025	2024
LT Amazonas(i)	170,080	174,014
Sublease “resale stores” – IFRS 16 (ii)	64,166	66,373
	234,246	240,387

Current portion	(34,098)	(33,717)
Non-current portion	200,148	206,670

The table below presents the schedule of cash receipts for the agreement currently in force, representing the estimated receipts (nominal values) in the signed agreements. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value.

	LT Amazonas	Sublease “resale stores” – IFRS 16	Total
Nominal values	259,880	80,078	339,958
2026	33,754	26,875	60,629
2027	34,032	21,399	55,431
2028	34,032	17,173	51,205
2029	34,032	11,049	45,081
2030	34,032	3,308	37,340
≥2031	89,998	274	90,272
Present value	170,080	64,166	234,246

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

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

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

The amount of the Company’s sublease revenue for the year ended December 31, 2025 is R$ 69,508 (R$ 62,109 on December 31, 2024).

Liabilities

	2025	2024

LT Amazonas(i)	322,409	324,152
Sale of towers (leaseback)(ii)	1,630,795	1,606,644
Other (iii)	108,588	124,451
Subtotal	2,061,792	2,055,247

Other leases: (iv)
Leases – Network Infrastructure	6,086,081	5,491,602
Leases - Shops & kiosks & real estate	1,533,853	1,332,983
Leases - Land (Network)	2,470,403	2,417,834
Leases – Fiber	1,612,739	1,278,180
Subtotal leases IFRS 16	11,703,076	10,520,599
Total	13,764,868	12,575,846

Current portion	(1,702,899)	(1,629,698)
Non-current portion	12,061,969	10,946,148

The amount of interest paid in the year ended December 31, 2025, related to IFRS 16 is R$ 1,360,929 (R$ 1,175,350 on December 31, 2024).

In the year ended December 31, 2025, the amount of R$ 37 million (R$ 287 million in 2024) was paid, referring to fines applied related to the decommissioning process of sites.

Changes to the lease liabilities are shown in note 36. The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the signed agreements. These nominal balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

	LT Amazonas	Sale of towers and leaseback	Other	Leases – Network infrastructure	Leases - Shops & kiosks & real estate	Leases - Land (Network)	Leases – Fiber	Total
Nominal values	510,090	2,962,680	127,782	10,177,315	2,727,107	4,051,655	2,017,627	22,574,256
2026	80,402	316,388	47,043	1,386,393	336,472	553,926	582,999	3,303,623
2027	64,641	307,188	31,919	1,353,724	317,652	510,368	548,607	3,134,099
2028	64,641	307,188	24,203	1,305,258	286,969	491,641	513,584	2,993,484
2029	64,641	307,188	14,350	1,198,114	252,704	449,504	314,115	2,600,616
2030	64,641	307,188	5,615	987,892	214,759	382,304	58,322	2,020,721
≥2031	171,124	1,417,540	4,652	3,945,934	1,318,551	1,663,912	-	8,521,713

Present value	322,409	1,630,795	108,588	6,086,081	1,533,853	2,470,403	1,612,739	13,764,868

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

In total, 5,873 towers were transferred, being 54, 336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction totaled R$ 2,651,247, of which R$ 1,088,390 was booked as deferred revenue and will be amortized over the period of the contract (Note 22).

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

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

The present value, principal and interest value on December 31, 2025 for the above contracts was estimated month-to-month, based on the average incremental rate of the Company’s loans of 15.32% (11.88% in 2024).

(iv) Other leases

It is substantially represented by lease transactions in transmission towers, land, stores, kiosks, and fiber in the scope of IFRS 16.

Low-value or short-term leases

The lease amounts considered low-value or short-term (less than 12 months) were recognized as rental expenses and totaled R$ 29,688 on December 31, 2025 (R$ 30,050 on December 31, 2024).

18.	Suppliers

Accounts payable to suppliers are obligations payable for goods or services that were acquired in the usual course of business. They are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method. Given the short maturity of these obligations, in practical terms, they are usually recognized at the value of the corresponding invoice.

	2025	2024

Suppliers	5,138,780	4,986,912

Domestic currency	4,414,270	4,233,754
Suppliers of materials and services (i)	4,321,640	4,157,887
Interconnection(ii)	56,960	44,759
Roaming(iii)	6,391	4,667
Co-billing(iv)	29,279	26,441

Foreign currency	724,510	753,158
Suppliers of materials and services (i)	285,866	267,723
Roaming(iii)	438,644	485,435

Current portion	5,138,780	4,986,912

(i)	Represents the amount to be paid to suppliers in the acquisition of materials and in the provision of services applied to the tangible and intangible asset or for consumption in the operation, maintenance and administration, in accordance with the terms of the contract between the parties.

(ii)	Refers to as the use of the network of other fixed and mobile operators such cases where calls are initiated on the TIM network and terminated on the other operators.

(iii)	Refers to calls made when the customer is outside their registration area and is considered a visitor on the other network.

(iv)	Refers to calls made by the customer when choosing another long-distance operator.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

The Company classifies financial liabilities arising from supplier financing agreements as Accounts Payable on the balance sheet if they have a nature and function similar to accounts payable. This is the case if the financing agreement with suppliers is part of the working capital used in the normal operating cycle of the Company, the level of safety provided is similar to accounts payable, and the terms of the liabilities that are part of the supply chain financing agreement are not substantially different from the terms of accounts payable that are not part of the agreement. Cash flows related to liabilities arising from financing agreements with suppliers are included in operating activities on the cash flow.

The Company signed contracts with financial institutions as an alternative to support its suppliers so that they can anticipate their receivables on an ad hoc basis, at their sole discretion. In these operations, suppliers transfer the right to receive the securities to a financial institution with no right of recourse, while maintaining the contractual terms. The securities assigned are advanced to suppliers at a discount rate. Once the operations have been carried out, the Company will have these financial institutions as creditors of the securities assigned for the original contractual amount and term with suppliers, without any associated financial charge or benefit. The balance of accounts payable related to these operations have already been fully paid by the financial institutions to the suppliers.

On December 31, 2025, the Company has approximately R$ 591 million (R$ 429 million on December 31, 2024) related to the supplier financing agreements, as detailed below:

	2025	2024

Balance related to invoices included in the Agreements – suppliers paid	590,646	428,609
Balance related to invoices included in the Agreements – suppliers unpaid	-	-
	590,646	428,609

There were no significant non-cash changes in the book values of suppliers included in these operations.

19.	Authorizations payable

On December 31, 2025 and December 31, 2024, the Company has the following payables with ANATEL:

	2025	2024

Renewal of authorizations(i)	289,241	279,548
Updated ANATEL liability(ii)	221,194	209,538
Authorizations payable(iii)	970,998	990,696
	1,481,433	1,479,782

Current portion	(321,761)	(299,354)
Non-current portion	1,159,672	1,180,428

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

(i)	To provide the SMP, the Company obtained authorizations of the right to use radio frequency for a fixed term, renewable.[1] In the option for the extension of the right of this use, it is due the payment of the amount of 2% on the net revenue from the application of Service Plans, Basic and Alternative of the region covered by the authorization that ends each biennium. On December 31, 2025, the outstanding balances relating to the renewal of Permits were R$ 289,241 (R$ 279,548 on December 31, 2024).

(ii)	On December 5, 2014, the Company signed the authorization term of the 700 MHz band related to authorizations of 4G permits, and paid the equivalent of R$ 1,678 million, recording the remaining balance in the amount of R$ 61 million as commercial liability, according to the payment method provided for in the notice.

On June 30, 2015, the Company filed a lawsuit questioning the collection of the excess nominal value of R$ 61 million, restated at IGP-DI totaling R$ 221 million on December 31, 2025 (R$ 210 million on December 31, 2024), which is still pending trial.

(iii)	It refers to the costs in the acquisition of the 2.3 GHz, 3.5 GHz, and 26 GHz radio frequency bands for the deployment of the 5th Generation mobile telephony (“5G Auction”), where in December 2021, the Authorization Terms were signed. The total initial amount specifically for radio frequencies of R$ 884 million is subject to interest linked to the Selic rate, and the Company chose to make annual payments for a period of 20 years (having paid the first 4 installments of R$ 46 million, R$ 52 million, R$ 58 million, and R$ 62 million).

The authorizations payable on December 31, 2025 due in long-term is in accordance with the following schedule:

2025

2027	257,453
2028	68,793
2029	68,793
2030	68,793
2031	68,793
≥2032	627,047
1,159,672

1 The renewal time varies according to the bid notice and extension conditions approved by the Agency.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

The primary authorizations held by TIM S.A. on December 31, 2025, as well as their expiration dates, are shown in the table below:

Expiration date
Terms of authorization	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 and V2 bands (4G)	2500 MHz (P band) (4G)	700 MHz (4G)	2.3 GHz (5G)	3.5 GHz (5G)	26 GHz (5G)
Amapá, Roraima, Pará, Amazonas and Maranhão	Mar 2031	Dec 2032	Apr 2038	Oct 2027		Dec 2029	-	Dec 2041	Dec 2031
Rio de Janeiro and Espírito Santo	Mar 2031	ES - Dec 2032	Apr 2038	Oct 2027		Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except county of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	Mar 2031	Dec 2032	Apr 2038	Oct 2027		Dec 2029	South - Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
São Paulo	Mar 2031	Previous balance - Dec 2032	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Paraná (except counties of Londrina and Tamarana)	Nov 2028 (800 MHz); Dec 2032 (900 & 1800MHz)	Dec 2032	Apr 2038	Oct 2027	AR41, Curitiba and Metropolitan Region, July 2031	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Santa Catarina	800 MHz – Nov 2028 1800 MHz – Dec 2032	Dec 2032	Apr 2038	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Municipality and region of Pelotas, in the state of Rio Grande do Sul	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Pernambuco	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027	Part of AR81, July 2031	Dec 2029	-	Dec 2041	Dec 2031
Ceará	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Paraíba	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Rio Grande do Norte	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Alagoas	Nov 2028	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Piauí	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031

Minas Gerais (except the counties of Sector 3 of the PGO for 3G radio frequencies, leftovers and 5G)	800 MHz – Nov 2028 1800 MHz – Dec 2032	Dec 2032	Apr 2038	Oct 2027	Part of AR31, Feb 2030	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Bahia and Sergipe	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

20.	Loans and financing

They are classified as financial liabilities measured at the amortized cost, and represented by non-derivative financial liabilities that are usually traded before maturity.

In the initial recognition, they are recorded at the fair value and after the initial recognition they are measured based on the effective interest rate method. Appropriations of financial expenses according to the effective interest rate method are recognized in the statement of income, under financial expenses.

Description	Currency	Charges	Maturity	2025	2024
KFW Finnvera³ (ii)	USD	SOFR + 1.17826% p.a.	Dec/25	-	32,820
Debentures¹ (ii)	BRL	IPCA + 4.0432% p.a.	Jun/28	2,049,182	1,956,307
BNDES (i)	BRL	IPCA + 4.2283% p.a.	Nov/31	329,566	385,592
BNB (i)	BRL	IPCA + 1.2228%–1.4945% p.a.	Feb/28	399,975	585,129
BNDES (i)	BRL	TJLP + 1.95% p.a.	Aug/25	-	75,653
Total				2,778,723	3,035,501

Current				(925,626)	(348,353)
Non-current				1,853,097	2,687,148

¹	The automatic decrease of up to 0.25 bps is estimated in remunerative interest and will comply with sustainable targets established in the indenture.
²	BNB interest rates already include a 15% discount for payment.
³	The financing with KFW Finnvera was fully paid off in December 2025.

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

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

The Company’s non-current loans and financing on December 31, 2025 are due in accordance with the following schedule:

Nominal value
2027	921,423
2028	769,658
2029	55,548
2030	55,548
2031	50,920
1,853,097

The nominal value of the loans and financing is consistent with their respective payment schedule.

Nominal value
2026	925,626
2027	921,423
2028	769,658
2029	55,548
2030	55,548
2031	50,920
2,778,723

Fair value of loans

With regard to contracted funding: Debentures, BNDES and BNB, the fair value of these loans is considered to be the present value of the long position of the swap contracts that protect the Company from changes in exchange rates and interest. The fair value of operations on December 31, 2025 and December 31, 2024 is detailed in the table below:

	2025	2024
Debentures	2,062,508	1,976,088
BNDES	330,551	386,743
BNB	400,926	586,525

21.	Taxes, fees and contributions payable

	2025	2024

Taxes, fees and contributions payable	4,888,759	3,926,854

Value-added tax on sales and services - ICMS	328,376	279,776
ANATEL’s taxes and fees (i)	4,347,216	3,389,167
Imposto sobre Serviço [Service tax] - ISS	62,174	72,274
PIS / COFINS	54,430	51,294
Other (ii)	96,563	134,343

Current portion	(4,855,551)	(3,888,568)
Non-current portion	33,208	38,286

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

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

In 2021 to 2025, there was partial payment relating to CRFP and Condecine annually, with TFF payments suspended based on an injunction issued by the Regional Court of the 1st Region.

On December 31, 2025, the total value of the obligation relating to TFF is R$ 4,320 million, of which R$ 3,188 million in principal and R$ 1,131 million in interest on arrears (as of December 31, 2024, the total was R$ 3,377 million, of which R$ 2,650 million in principal and R$ 727 million in interest on arrears).

(ii) The breakdown of this account refers mainly to the withholding income tax (IRRF) on interest on capital (JSCP) approved in December 2025, in the amount of R$ 62 million (R$ 96 million in December 2024).

22.	Deferred revenues

	2025	2024

Deferred revenues	765,711	839,867

Prepaid services(i)	130,783	172,824
Anticipated revenues	31,058	35,510
Deferred revenues on sale of towers(ii)	518,445	572,540
Contract liabilities(iii)	85,425	58,993

Current portion	(259,527)	(280,422)
Non-current portion	506,184	559,445

(i)	Referring to the recharge of voice credits and data not yet used by customers relating to prepaid system services that are appropriate to the result when the actual use of these services by customers.

(ii)	Referring to the amount of revenue to be appropriated by the sale of the towers (note 17).

(iii)	Contracts with customers. The table below includes information on the portion of trade accounts receivable, from which contractual assets and liabilities originate.

Balances at December 31, 2025 and December 31, 2024 are as follows:

	2025	2024

Contractual assets (Note 6)	25,898	24,027
Contractual liabilities	(85,425)	(58,993)

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

The contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where the discount may be given on equipment and / or service, generating a contractual asset or liability, respectively, depending on the nature of the offer in question. Furthermore, the contractual liability includes amounts related to the activation and availability fees of contracts with customers.

Summary of the main variations in the year:

Contractual assets (liabilities)

Balance on January 1, 2025	(34,966)
Additions	(53,353)
Write-offs	28,792
Balance on December 31, 2025	(59,527)

The balances of contractual assets and liabilities are expected to be realized according to the table below:

	2026	2027
Contractual assets (liabilities)	(43,214)	(16,313)

The Company, in line with paragraph 121 of IFRS 15, is not presenting the effects of information on contracts with customers with terms of duration of less than 1 year.

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

Continencies where losses are considered probable or possible are recorded or disclosed, respectively, by their updated values, and those in which losses are considered remote are not disclosed.

The provision for judicial and administrative proceedings is composed as follows:

	2025	2024

Provision for legal and administrative proceedings	1,559,687	1,564,293

Civil and regulatory (a)	466,726	595,611
Labor(b)	196,916	209,098
Tax(c)	896,045	759,584

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

The changes in the provision for judicial and administrative proceedings are summarized below:

	2024	Additions, net of reversals	Payments	Inflation adjustment	2025

	1,564,293	267,041	(362,163)	90,516	1,559,687

Civil and regulatory (a)	595,611	109,288	(174,923)	(63,250)	466,726
Labor(b)	209,098	68,553	(120,428)	39,693	196,916
Tax(c)	759,584	89,200	(66,812)	114,073	896,045

	2023	Additions, net of reversals	Payments	Inflation adjustment	2024

	1,410,299	276,811	(318,796)	195,979	1,564,293

Civil and regulatory (a)	531,161	110,874	(129,555)	83,131	595,611
Labor(b)	212,929	74,430	(114,624)	36,363	209,098
Tax(c)	666,209	91,507	(74,617)	76,485	759,584

	2022	Additions, net of reversals	Payments	Inflation adjustment	2023

	1,112,153	323,018	(343,440)	318,568	1,410,299

Civil and regulatory (a)	424,312	153,148	(210,184)	163,885	531,161
Labor(b)	214,450	77,225	(121,585)	42,839	212,929
Tax(c)	473,391	92,645	(11,671)	111,844	666,209

The Company is subject to several legal actions and administrative procedures proposed by consumers, suppliers, service providers and consumer protection agencies and treasury agencies, which deal with various matters that arise in the normal course of the Company’s business. The main processes are summarized below:

a.	Civil lawsuits and regulatory proceedings

a.1 Consumer lawsuits

The Company is a party in lawsuits related to various claims filed by consumers, in the judicial and administrative spheres. The aforementioned actions totaling R$ 133,178 as of December 31, 2025 (R$ 148,429 on December 31, 2024) refer mainly to lawsuits related to alleged improper collection, contractual disputes, portability, discussions related to non-refund of amounts, and alleged occurrence of fraud.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

a.2 Consumer Protection Agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) questions of quality in service; (iii) alleged contractual violations; (iv) questions about advertising; and (v) discussion of undue billing. The amount provisioned as of December 31, 2025, is R$ 119,954 (R$ 321,156 on December 31, 2024).

TIM is a defendant in a Public Civil Action filed by the Public Ministry of the Federal District and Territories, in which alleged defects are discussed in the quality of service for users of the Infinity plan. TIM appealed the decision to the Court of Appeals of the Federal District (TJDFT), but its appeals were rejected. The Company then filed an Extraordinary Appeal to the Federal Supreme Court (STF), which was also rejected. After that, TIM filed a complaint with the Federal Supreme Court (STF), claiming that the Court of Appeals was judging a matter that was exclusively under the jurisdiction of the STF, specifically, Topic 1075 of general repercussion. The Reporting Minister rejected the complaint, and TIM filed an Internal Appeal, which was also initially rejected. However, in the ruling of April 24, 2025, one of the ministers presented a dissenting vote, which was eventually followed by the majority of the collegiate body. With this, the STF granted the Internal Appeal of TIM, recognizing that the 11th Civil Court of Curitiba/PR is competent to judge the case, and annulled the previous decisions of the TJDFT. In light of this new court decision in April 2025, TIM reversed the provision of R$ 169 million, of which R$ 50 million as principal and R$ 119 million as inflation adjustment. The case has been reassigned to the 11th Civil Court of Curitiba/PR and is awaiting a determination for the parties to express their views on its continuation.

a.3 Former trading partners

TIM is a defendant in lawsuits proposed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The provisioned amount as of December 31, 2025, is R$ 41,146 (R$ 51,519 on December 31, 2024).

a.4 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) share subscription; (ii) claims for civil liability indemnification; (iii) upon the alleged breach of the contract, the provisioned amount as of December 31, 2025 is R$ 50,496 (R$ 21,019 on December 31, 2024).

a.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents who discuss aspects related to licensing, among which environmental licensing and infrastructure licensing (installation/operation). The amounts provisioned as of December 31, 2025, is R$ 47,564 (R$ 1,574 on December 31, 2024).

a.6 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed, among other topics: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; (iii) alleged non-compliance with service quality targets; (iv) reference offer models for wholesale products (ORPAs) and (v) related to non-compliance with certain quality indicators, non-fulfillment of other liabilities arising from the Authorization Terms, and non-compliance with the SMP, SCM, and STFC regulations. The provisioned amount as of December 31, 2025, is R$ 74,388 (R$ 51,914 as of December 31, 2024).

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

b. Labor

b.1 Labor lawsuits

These are processes involving several labor claims filed by both former employees, in relation to matters such as overtime, differences in variable remuneration and legal overcome in other contract funds, as well as by former employees of service providers, all of whom, taking advantage of the labor laws in force require it to keep the Company in compliance with labor obligations does not abide by contractors hired for that purpose. From the total of 1,347 labor claims on December 31, 2025 (1,545 on December 31, 2024) filed against the Company, the majority relate to claims involving former employees of service providers followed by lawsuits from employees. The provision for these claims as of December 31, 2025 total R$ 161,133 (R$ 184,343 on December 31, 2024).

b.2 Social security

The Company is a defendant in 27 proceedings on December 31, 2025 (24 on December 31, 2024) referring to the legal difference regarding the levy of social security contributions discussed in the court, in the total amount of R$ 35,783 as of December 31, 2025 (R$ 24,755 on December 31, 2024).

c. Tax proceedings

	2025	2024
Federal taxes	377,027	321,404
State taxes	436,204	357,011
Municipal taxes	11,861	10,216
TIM S.A. proceedings (Purchase price allocation)	70,953	70,953
	896,045	759,584

The total recorded provision is substantially composed of the following processes whose indicated values are estimated by the indices established by the federal government for late taxes, being linked to the variation in the SELIC rate.

Federal taxes

The provision for TIM S.A. supports 84 proceedings and is mainly composed of the following lawsuits:

(i)	The Company constituted a provision for a process aimed at collecting the pension contribution withheld at the rate of 11% to which, allegedly, payments made by the Company to other legal entities should have been submitted as remuneration for various activities. In the first semester of 2025, a favorable decision was obtained for the Company in the amount of R$ 22,184, while the remaining amount of R$ 25,945 was settled by the Company (R$ 47,232 on December 31, 2024).

(ii)	There is a provision for three lawsuits related to FUST/FUNTTEL and its resulting ancillary obligations. Of these, two cases stand out in which the dispute mainly revolves around the spontaneous reporting of the fine for the payment of the FUST. The amount relating to the fine and interest on the contribution to the FUST for the year 2009, where the voluntary reporting benefit is not being recognized, provisioned and adjusted for inflation, is R$ 19,313 as of December 31, 2025 (R$ 18,142 on December 31, 2024).

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Additionally, in the second quarter of 2019, the Company supplemented the provision for the FUST process, which seeks the unconstitutionality and illegality of the collection of FUST. Lawsuit for the recognition of the right not to collect Fust, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Dedicated Line Industrial Exploitation), as well as the right not to suffer the retroactive collection of the differences determined due to not observing sum 7/2005 of ANATEL of R$ 75,769 as of December 31, 2025 (R$ 71,450 on December 31, 2024).

(iii)	The Company recorded a provision for federal compensation processes arising from a repurchase carried out in 2006, for which the documentary support was not robust enough after appraisals carried out. The provisioned and updated value as of December 31, 2025 is R$ 71,815 (R$ 65,772 on December 31, 2024).

(iv)	Collection of IRPJ, PIS/COFINS, and CSLL debts resulting from non-approval or partial approval of offsets carried out by the Company. The provisioned and updated value as of December 31, 2025 is R$ 22,389 (R$ 21,137 on December 31, 2024).

(v)	The Company recorded a provision for a proceeding aimed at the requirement of the Contribution for Intervention in the Economic Domain (CIDE - Melbourne), due to allegedly failing to make the payment of the contribution for remittances abroad for the remuneration of operators related to the outgoing traffic. On December 31, 2025, the provisioned and updated value is R$ 81,113, with a change in the loss forecast from possible to probable in the second quarter of 2025.

State taxes

The provision for TIM S.A. supports 150 lawsuits and is mainly composed of the following matters:

(i)	amounts involved in the assessments claiming the reversal of ICMS debts, as well as documentary support for the verification of appropriated credits by the Company, whose restated provisioned amounts as of December 31, 2025 is R$ 56,412 (R$ 27,865 on December 31, 2024);

(ii)	amounts allegedly not offered for taxation for the provision of telecommunications services, whose updated amount as of December 31, 2025 is R$ 107,350 (R$ 100,133 on December 31, 2024);

(iii)	collections due to alleged differences in both goods receipts and shipments, in a quantitative inventory count, whose restated amounts as of December 31, 2025 is R$ 7,393 (R$ 50,192 on December 31, 2024). The reduction in values compared to the previous period is mainly due to adherence to the tax amnesty programs;

(iv)	amounts allegedly improperly credited relating to CIAP credits, whose updated amounts as of December 31, 2025 is R$ 36,075 (R$ 48,751 on December 31, 2024); The reduction in values compared to the previous period is mainly due to adherence to the tax amnesty programs.

(v)	credits related to tax replacement operations, whose restated amounts as of December 31, 2025 total R$ 118,327 (R$ 10,461 on December 31, 2024).

(vi)	alleged non-collection or allegedly undue appropriation of credits related to the ICMS rate differential (DIFAL), whose updated amounts as of December 31, 2025 total R$ 16,181 (R$ 15,005 on December 31, 2024).

(vii)	charge on subscription fees without deductible, whose updated amounts as of December 31, 2025 is R$ 9,214 (R$ 24,316 on December 31, 2024). The reduction in values compared to the previous period is mainly due to adherence to the tax amnesty programs.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

(viii)	charge of special credit amounts was recognized, whose updated amount as of December 31, 2025 is R$ 5,009 (R$ 5,288 on December 31, 2024).

Municipal taxes

It is also worth noting the amounts involved in the assessments that question the withholding and collection of the ISS-source of third-party services without employment relationship, as well as the collection of its own ISS corresponding to services provided in co-billing.

PPA TIM S.A.

There are tax lawsuits arising from the acquisition of former Intelig (current TIM S.A.) due to the former parent company of the TIM Participações group, which comprise the process of allocating the acquisition price of the former Intelig and amount to R$ 70,953 as of December 31, 2025 (R$ 70,953 as of December 31, 2024).

d. Judicial and administrative proceedings whose losses are assessed as possible

The Company has actions of a civil, labor, tax and regulatory nature involving risks of loss classified by management with the support from legal advisors as possible, for which there is no provision for legal and administrative proceedings constituted, as follows:

	2025	2024

	26,722,972	24,528,974

Civil and regulatory (d.1)	1,798,568	1,911,281
Labor and Social Security (d.2)	474,376	378,286
Tax (d.3)	24,450,028	22,239,407

Legal and administrative proceedings whose losses are assessed as possible and monitored by management are disclosed at their updated values.

The main lawsuits with risk of loss classified as possible, are described below:

d.1. Civil and regulatory

	2025	2024
Consumer lawsuits (d.1.1)	129,012	165,408
ANATEL (d.1.2)	317,215	364,264
Consumer protection bodies (d.1.3)	447,834	537,630
Former trading partners (d.1.4)	326,930	298,216
Socio-environmental and infrastructure (d.1.5)	77,780	84,926
Other (d.1.6)	499,797	460,837
	1,798,568	1,911,281

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

d.1.1 Consumer lawsuits

They mainly refer to actions for alleged improper collection, cancellation of contract, quality of services, defects and failures in the delivery of devices and undue negative entry.

d.1.2 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed, among other topics: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; (iii) alleged non-compliance with service quality targets; (iv) reference offer models for wholesale products (ORPAs) and (v) related to non-compliance with certain quality indicators, non-fulfillment of other liabilities arising from the Authorization Terms, and non-compliance with the SMP, SCM, and STFC regulations.

On December 31, 2025, the value indicated for the PADOs (procedure for determining non-compliance with obligations), considering the inflation adjustment, classified with possible risk was R$ 249,373 (R$ 313,115 on December 31, 2024).

On June 18, 2020, ANATEL's Board of Directors unanimously approved TIM's conduct adjustment term (TAC) 001/2020, which had been negotiated since 2014 with the regulator.

On June 19, 2020, the Board of Directors of the Company approved such a TAC after final deliberation of the regulator and the signing of the term took place on June 25 of the same year. The agreement covered sanctions totaling approximately R$ 639 million (updated at the time), filed as a result of commitments represented in improvement actions related to the macro-topics “Quality”, “Access Expansion”, “Rights and Guarantees of Users” and “Inspection”. It also included the additional commitment to bring mobile broadband, through the 4G network, to 350 municipalities with less than 30,000 inhabitants thus reaching more than 3.4 million people.

In June 2024, TIM’s Conduct Adjustment Term (TAC) ended. However, due to the adverse climate event that affected the state of Rio Grande do Sul in the months of April and May 2024, for 19 municipalities located in that state, the service deadline was extended in this particular case until September 30, 2024, whose new Amendment to the TAC was formalized between the parties, and this last deadline agreed with the Agency was fulfilled and certified on 06/25/2025.

d.1.3 Consumer protection agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) alleged contractual violations; (iii) questions about advertising and, (iv) service quality questions.

d.1.4 Former trading partners

TIM is a defendant in actions proposed by several former trading partners in which are claimed, among others, values based on alleged contractual defaults.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

d.1.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents that discuss aspects related to (1) environmental licensing and structure licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by Telecom structures; (ii) renewal of land leases for site installation; (iii) dumping on leased land for site installation; (iv) presentation of registering data, among others.

d.1.6 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) amounts supposedly due as a result of share subscription; (ii) claims for civil liability indemnification; (iii) alleged breach of contract.

d.2. Labor and Social Security

d.2.1. Social Security

The Company is a defendant in proceedings referring to the legal difference regarding the levy of social security contributions discussed in the court and in the administrative sphere, as well as claims that discuss the joint responsibility in the restated amount of R$ 67,492 as of December 31, 2025 (R$ 110,426 on December 31, 2024).

d.2.2. Labor

There are 2,142 labor claims on December 31, 2025 (2,018 on December 31, 2024) filed against the Company and with possible risk, concerning claims involving former employees and employees of service providers in the amount of R$ 406,884 as of December 31, 2025 (R$ 267,860 on December 31, 2024). We highlight the existence of labor claims filed by former employees of the Docas economic group (Gazeta Mercantil, JB do Brasil, etc.). These plaintiffs filed lawsuits requesting, in the enforcement phase, the inclusion of Holdco (former controlling shareholder of Intelig – currently TIM S.A.) or TIM Participações (merged by TIM S.A.) as joint and several defendants, requesting payment of the court decision by TIM, due to the alleged formation of economic group.

d.3. Tax

	2025	2024

	24,450,028	22,239,407

Federal taxes (d.3.1)	4,991,390	5,084,626
State taxes (d.3.2)	12,960,732	11,106,211
Municipal taxes (d.3.3)	1,988,271	1,876,629
FUST, FUNTTEL and EBC (d.3.4)	4,509,635	4,171,941

The values presented are updated based on the SELIC index. The historical amount involved corresponds to R$ 16,635,711 as of December 31, 2025 (R$ 15,041,050 on December 31, 2024).

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

d.3.1. Federal taxes

The total amount assessed against the Company in relation to federal taxes is R$ 4,991,390 on December 31, 2025 (R$ 5,084,626 on December 31, 2024). The following matters are the most significant ones:

(i)	Allegation of alleged incorrect use of tax credits for carrying out a reverse merger, amortization of goodwill paid on the acquisition of cell phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other reflections and disallowances of compensations and deductions paid by estimate, allegedly improper use of the SUDENE benefit due to lack of formalization of the benefit at the Internal Revenue Service (RFB), and failure to pay IRPJ and CSLL due by estimate. The Company was notified of the decision on April 28, 2021, and, as a result, the partial success of R$ 1.4 billion was confirmed. With the ruling of the Superior Chamber of Tax Appeals of the Brazilian Federal Revenue Service (RFB) in 2025, a new partial success was confirmed, with an updated estimated value of approximately R$ 610 million. On December 31, 2025, the remaining amount classified as possible risk is R$ 1,225,208 (R$ 1,836,078 on December 31, 2024).

(ii)	In the third and fourth quarters of 2024, there was a lawsuit filed related to the use of PIS and COFINS credits arising from the exclusion of ICMS from the respective calculation bases, converting it into any amount due given the offsetting made. The amount involved with possible risk is R$ 1,825,929 as of December 31, 2025 (R$ 1,599,761 on December 31, 2024).

(iii)	Methodology for offsetting tax losses, negative bases and other federal credits. The amount involved as of December 31, 2025 is R$ 289,676 (R$ 259,073 on December 31, 2024).

(iv)	Collection of CSLL on currency changes arising from swap transactions accounted for by the cash regime. The lawsuit was closed in December 2025 (R$ 81,398 on December 31, 2024).

(v)	Collection of taxes on income of residents abroad, including those remitted by way of international roaming and payment to unidentified beneficiaries, as well as the collection of CIDE on payment of royalties on remittances abroad, including remittances by way of international roaming. The amount involved as of December 31, 2025 is R$ 232,657 (R$ 289,098 on December 31, 2024).

(vi)	Collection of IRPJ, PIS/COFINS and CSLL debits arising from non-homologation or partial homologation of compensations made by the Company from credits of withholding taxes on interest earning bank deposits and negative balance of IRPJ. The amount involved as of December 31, 2025 is R$ 351,801 (R$ 331,962 on December 31, 2024).

(vii)	Disallowance of PIS/COFINS credits on inputs - expenses and costs that, according to the Company’s assessment, were intrinsically related to its operational activity. The amount involved as of December 31, 2025 is R$ 349,532 (R$ 310,737 on December 31, 2024).

(viii)	In December 2025, a lawsuit was filed by the Brazilian Federal Revenue Service regarding the alleged improper use of the tax benefit of a 75% reduction in the Corporate Income Tax (IRPJ) related to Sudene. The amount involved is R$ 355,624 (with no correspondence on December 31, 2024).

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Other matters not described in detailed refer to several discussions on relating federal taxes, but not limited to, charges unduly linked to Jornal do Brasil Group, difference of interpretation regarding the rules contained in Law 9718/98, other compensations relating to prepaid recalculation, goodwill breakdowns and calculation of estimates, taxation on international roaming operations and onerous transfer of network media, difference in withholding income tax (IRRF) rate, among others.

d.3.2. State taxes

The total amount charged against TIM S.A. in respect of state taxes on December 31, 2025 is R$ 12,960,732 (R$ 11,106,211 on December 31, 2024). The following matters are the most significant ones:

(i)	Non-inclusion in the ICMS calculation basis of unconditional discounts offered to customers, as well as a fine for the alleged failure to comply with a related accessory obligation. The amount involved as of December 31, 2025 is R$ 1,534,669 (R$ 1,422,103 on December 31, 2024).

(ii)	Use of tax benefit (program for the promotion of integrated and sustainable economic development of the Federal District - PRÓ-DF) granted by the taxing entity itself, but later declared unconstitutional, as well as alleged improper credit of ICMS arising from the interstate purchase of goods with tax benefit granted in the state of origin. The amount involved as of December 31, 2025 is R$ 536,534 (R$ 490,283 on December 31, 2024).

(iii)	Credit reversal, disallowance of extemporaneous credits, and entries related to acquisitions of long-lived assets. The amount involved as of December 31, 2025 is R$ 715,792 (R$ 830,234 on December 31, 2024). The reduction in values compared to the previous period is mainly due to successes achieved in favor of the Company and adherence to tax amnesty programs.

(iv)	Charge on ICMS debit chargebacks resulting from the identification and documentary support of values and information released in customer accounts, as well as on credits granted as prepayment of future surcharges (special credit), exempt and untaxed operations, and other non-taxable credits, as well as collections and disallowance of ICMS credits related to operations subject to the tax substitution regime. The amount involved as of December 31, 2025 is R$ 4,872,070 (R$ 4,511,091 on December 31, 2024).
(v)	Use of credit in the acquisition of electricity directly employed in the production process of companies. The amount involved as of December 31, 2025 is R$ 83,607 (R$ 77,999 on December 31, 2024).

(vi)	Alleged conflict between the information contained in ancillary obligations and the collection of the tax, as well as specific questioning of fine for non-compliance with ancillary obligations. The amount involved as of December 31, 2025 is R$ 1,258,266 (R$ 1,122,373 on December 31, 2024).

(vii)	Alleged lack of collection of ICMS due to the gloss of chargebacks and moment of taxation related to the prepaid service, improper credit of ICMS in the outputs of goods allegedly benefited with decrease of the calculation basis, as well as an allegation of improper non-inclusion of Value-Added Services (VAS) of the ICMS calculation basis. The amount involved is R$ 2,248,803 (R$ 1,041,955 on December 31, 2024). The increase mainly results from two new assessments related to VAS received in São Paulo, which together amount to R$ 1,104,397.

(viii)	Launch of credits related to the return of mobile devices lent on loan. The amount involved as of December 31, 2025 is R$ 237,426 (R$ 165,459 on December 31, 2024).

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

(ix)	Collection of ICMS related to subscription services and their alleged improper non-inclusion in the ICMS calculation base due to their nature. The amount involved as of December 31, 2025 is R$ 261,438 (R$ 241,433 on December 31, 2024).

Other matters not described in detail refer to several discussions on state taxes involving, but not limited to, to the crediting coefficient applied to acquisitions of permanent assets, credits arising from financial and non-telecom items unduly taxed in the “Other OCCs” (Other Credits and Charges) field, other exempt and non-taxed interstate operations, the rate differential (DIFAL), the special regime provided for in Agreement 128/10 and 17/13, the rules for issuing invoices regulated in Agreement 55/05, among others.

d.3.3. Municipal taxes

The total assessed amount against TIM S.A. regarding municipal taxes with possible risk is R$ 1,988,271 on December 31, 2025 (R$ 1,876,629 on December 31, 2024). The following matters are the most significant ones:

(i)	Collection of ISS, as well as the punitive fine for the absence of the supposed tax due, on several revenue accounts of the Company. The amount involved as of December 31, 2025 is R$ 1,673,534 (R$ 1,558,393 on December 31, 2024).

(ii)	Collection of ISS on importation of services or services performed in other municipalities. The amount involved as of December 31, 2025 is R$ 106,438 (R$ 98,781 on December 31, 2024).

(iii)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The amount involved as of December 31, 2025 is R$ 154,989 (R$ 170,074 on December 31, 2024).

d.3.4. Regulatory taxes

The total amount charged against the Company in relation to the contributions to FUST, FUNTTEL, TFI, FISTEL and EBC with a possible risk as of December 31, 2025 is R$ 4,509,635 (R$ 4,171,941 on December 31, 2024). The main discussion involves the collection of the contribution to FUST and FUNTTEL (Fund for the technological development of Telecommunications) from the issuance by ANATEL of interpretation no. 07/2005, aiming, among others, to the collection of the contribution to FUST and FUNTTEL on interconnection revenues earned by mobile telecommunications service providers, from the validity of Law 9998/2000.

24.	Obligations to shareholders

Reverse stock split and stock split operation

On February 24, 2025, the Company’s Board of Directors approved the reverse stock split and subsequent stock split of its common shares, in the ratio of 100:1, followed by 1:100, without affecting the share capital, the number of shares, or the Company’s ADRs.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

The proposal approved on March 27, 2025, at the Annual General Meeting, considered that the transaction, when carried out: (i) would apply to all shareholders of the Company, (ii) would not result in a change in the value of the share capital of the Company or in the total number of shares, (iii) would not modify the rights conferred by the shares issued by the Company to their holders, and (iv) would not imply a change in the number of shares that make up each ADR, with the total number of outstanding ADRs remaining unchanged.

In early July 2025, the Company carried out the reverse stock split and stock split procedure, after the term of 30 days. On July 14, 2025, an auction was held for the disposal of 22,059,698 common shares corresponding to the fractions resulting from the operation, formed from the aggregation of the fractional shares. The result of the auction, totaling R$ 455,691, net of costs and fees, equivalent to R$ 20.66 per common share, has been received by the Company and made available to the holders of the fractional shares, in the appropriate proportions, as of July 23, 2025. As a result of the auction, the amount of R$ 79,233 was paid by December 31, 2025, leaving the amount of R$ 376,458 available for the former unidentified shareholders or those without complete registration data.

The unclaimed fractions of shares by shareholders within 3 years are reverted to Company’s shareholders’ equity at the time of their expiration.

Dividends and interest on shareholders' equity payable

On December 31, 2025, obligations to shareholders arising from dividends and interest on capital payable is R$ 157,831.

As set forth in the Law 6404/76 and the Bylaws of the Company, unclaimed dividends - as established in the Brazilian Corporate Law, dividends and Interest on Shareholders' Equity declared and unclaimed by shareholders within 3 years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve to expand businesses.

25.	Shareholders' equity

a. Share capital

The share capital is recorded by the amount raised from shareholders, net of the costs directly linked to the funding process.

The subscribed and paid-up share capital on December 31, 2025, is represented by 2,392,125,889 common shares, once treasury shares are cancelled, as Note 25.e. (2,420,804,398 common shares on December 31, 2024). The shares have no par value.

The Company is authorized to increase its share capital, by resolution of the Board of Directors, regardless of statutory reform, up to the limit of 4,450,000,000 common shares.

b. Capital reserves

The use of the capital reserve complies with the Brazilian Corporate Law 6404/76, article 200. This reserve is composed as follows:

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

	2025	2024

	388,236	373,020

Special Reserve of goodwill	353,604	353,604
Long-term incentive plan	10,635	19,416
Other capital reserves	23,997	-

b.1 Special Reserve of goodwill

The special reserve of goodwill was constituted from the incorporation of the net assets of the former parent company TIM Participações S.A. (note 16.d).

b.2 Long-term incentive plan

The balances recorded under these items represent the Company's expenses related to the long-term incentive program granted to employees (note 26).

b.3 Other capital reserves

It corresponds to the fractional shares expired resulting from reverse stock splits carried out in previous years. Since they were not redeemed by the shareholders within the legal term, these fractions were reverted in favor of the Company and recorded in other capital reserves, in the amount of R$ 23,997.

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

According to the Bylaws, the expansion reserve balance cannot exceed 80% of the share capital. Reaching this limit, it will be up to the General Meeting to decide on the balance, distributing it to shareholders or increasing capital.

c.3 Tax incentive reserve

The Company enjoys tax benefits that provide for restrictions on the distribution of profits. According to the legislation that establishes these tax benefits, the amount of tax that is no longer paid due to exemptions and reductions in the tax burden may not be distributed to members and will constitute a reserve of tax incentive of the legal entity. This reserve can only be used to offset losses or increase share capital. On December 31, 2025, this reserve amounts to R$ 3,143,043 (R$ 2,702,955 on December 31, 2024).

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

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

According to its latest bylaws, approved on March 27, 2025, the Company must distribute as a mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of Adjusted Net Profit.

As provided in the Company's bylaws, unclaimed dividends within 3 years will revert to the Company.

On December 31, 2025 and 2024, dividends and interest on shareholders' equity were calculated as follows:

	2025	2024

Net income for the year	4,311,984	3,153,881
(-) Non-distributable tax incentives	(440,088)	(340,716)
(-) Constitution of legal reserve	(193,492)	(140,659)
Adjusted net profit	3,678,404	2,672,506

Minimum dividends calculated on the basis of 25% of adjusted profit	919,601	668,127

Distribution based on adjusted profit for the year:
Interest on capital	1,720,000	1,450,000
Dividends	1,379,192	-
Total dividends and interest on capital proposed and distributed	3,099,192	1,450,000

Withholding income tax (IRRF) on interest on capital	(327,576)	(213,574)
Total dividends and net interest on capital	2,771,616	1,236,426

Distribution based on retained earnings
Proposed and distributed interest on capital	490,000	-
Interim/additional dividends	410,808	2,050,000

Total dividends (including additional dividends) and net Interest on capital (i)	3,672,424	3,286,426

Interest on Shareholders' Equity paid and/or payable is accounted for against financial expenses which, for the purposes of presenting the financial statements, are reclassified and disclosed as allocation of net profit for the year, in changes in shareholders' equity.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

(i)	During 2024, amounts of R$ 1,450,000 were distributed as interest on equity, and additional dividends of R$ 2,050,000 were proposed. These amounts were approved at the General Shareholders’ Meeting held on March 27, 2025, totaling R$ 3,500,000.

During 2025, amounts totaling R$ 2,210,000 were distributed, of which R$ 1,720,000 was distributed based on the profit for the year 2025 and R$ 490,000 based on the expansion reserve. In addition, dividends of R$ 1,790,000 were proposed, of which R$ 1,379,192 was distributed based on the profit for the year 2025 and R$ 410,808 based on the expansion reserve. These amounts were approved by the Board of Directors on December 16, 2025, totaling R$ 4,000,000.

The amounts allocated until December 31, 2025 and December 31, 2024 are as follows:

Approval	Payment	Dividend

03/19/2024	04/22/2024	200,000
06/14/2024	07/23/2024	300,000
09/17/2024	10/23/2024	300,000
12/17/2024	01/23/2025	650,000
02/10/2025	04/22/2025 07/23/2025 10/23/2025	2,050,000

Total 2024		3,500,000

02/10/2025	04/22/2025	200,000
03/24/2025	04/30/2026	490,000
05/05/2025	07/23/2025	300,000
07/22/2025	10/21/2025	320,000
09/23/2025	01/21/2026	480,000
12/16/2025	Up to 06/30/2026	420,000
12/16/2025	12/30/2025	1,790,000

Total 2025		4,000,000

Up to December 31, 2025, the Company disbursed, through dividends and/or interest on capital, a total amount of R$ 5,360,083 (R$ 2,720,095, as of December 31, 2024), of which R$ 3,649,773 (R$ 1,841,695 as of December 31, 2024) was to controlling shareholders and R$ 1,710,310 (R$ 878,400 as of December 31, 2024) was to non-controlling shareholders. The total dividends paid per share, expressed in reais, on December 31, 2025 is R$ 2.24 (R$ 1.12 on December 31, 2024).

The balance on December 31, 2025, of the item “dividends and interest on capital payable” totaling R$ 1,377,150, of which R$ 1,219,319 (R$ 671,525 on December 31, 2024) is recorded under the line item Dividends and interest on shareholders' equity payable and R$ 157,831 is recorded under the line item Obligations to shareholders is composed of the outstanding amounts of previous years totaling R$ 193,337 (R$ 117,613 on December 31, 2024) in addition to the amount of R$ 1,390,000 (R$ 1,183,813, net of taxes) of interest on capital related to 2025, to be paid in 2026.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

As set forth in the Law 6404/76 and the Bylaws of the Company, unclaimed dividends - as established in the Brazilian Corporate Law, dividends and Interest on Shareholders' Equity declared and unclaimed by shareholders within 3 years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve to expand businesses.

For the statement of cash flows, Interest on Shareholders' Equity and dividends paid to its shareholders are being allocated in the group of “financing activities”.

e. Treasury shares

The Company maintains treasury shares recorded at acquisition cost, in a contra-account of shareholders’ equity, as established by IAS 32. Treasury shares do not confer voting rights or the right to receive dividends and do not generate effects on income (loss) from disposal or cancellation.

On February 12, 2025, the Board of Directors closed the previous share buyback program and approved a new one for up to 67,210,173 common shares of the Company, corresponding to approximately 2.78% of the total common shares of the Company. The common shares acquired under the share repurchase program will be held in treasury and subsequently canceled, without share capital decrease. In addition, approximately five million shares acquired under the buyback program will be earmarked for share-based compensation under the Long-Term Incentive Plan. The goal is to enhance value for shareholders through the efficient use of cash and cash equivalents and to meet the Long-Term Incentive Plan (LTI).

Since the approval date of this program until December 31, 2025, the Company has repurchased 33,494 thousand shares for a total amount of R$ 748,268 and allocated 1,559 thousand shares to the LTI program.

On December 16, 2025, the Company’s Board of Directors approved the cancellation of 28,679 thousand shares held in treasury, without a share capital decrease. As a result of the cancellation of the shares, the Company’s share capital is now divided into 2,392,125,889 common shares.

On December 31, 2025, the Company holds in Treasury 3,458 (201 on December 31, 2024) thousand common shares, totaling R$ 78,539 (R$ 3,451 on December 31, 2024).

26.	Long-term incentive plan

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

The total amount of the expense was calculated considering the value of the shares and is recognized in the results over the vesting period.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Stock Program Table (Performance Shares and Restricted Shares)

Identification of grant	Shares granted (principal)	Maturity date	Grant Price	Stock balance (principal) at the beginning of the year (Dec 2024)	Shares (principal) granted during 2025	Shares transferred during the year				Paid in cash during the year				Shares canceled (principal) during the year	Balance of shares (principal) at the end of the year (December 2025)
						Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares transferred	Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares paid in cash

2024−2026 Plan 2025 Grant(s)	1,383,956	May/28	R$ 17.22	-	1,383,956	-	-	-	-	-	-	-	-	(261,997)	1,121,959
2024−2026 Plan 2024 Grant(s)	1,226,859	July/27	R$ 18.34	1,142,341	-	(88,693)	(44,360)	(11,012)	(144,065)	-	-	-	-	(169,302)	884,346
2021-2023 Plan 2023 Grant(s)	1,560,993	July/26	R$ 12.60	1,097,732	-	(303,469)	(265,491)	(77,121)	(646,081)	-	-	-	-	(107,175)	687,088
2021-2023 Plan 2022 Grant(s)	1,227,712	Apr/25	R$ 13.23	426,595	-	(403,661)	(253,959)	(111,224)	(768,845)	(11,646)	(6,186)	(3,016)	(20,848)	(11,289)	-
Total				2,666,668	1,383,956	(795,823)	(563,810)	(199,357)	(1,558,991)	(11,646)	(6,186)	(3,016)	(20,848)	(549,763)	2,693,393
Weighted average price of the balance of grants			R$ 16.41

Stock Program Table (Performance Shares and Restricted Shares)

Identification of grant	Shares granted (principal)	Maturity date	Grant Price	Stock balance (principal) at the beginning of the year (Dec 2023)	Shares (principal) granted during the year	Shares transferred during the year				Paid in cash during the year				Shares canceled (principal) during the year	Balance of shares (principal) at the end of the year (December 2024)
						Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares transferred	Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares paid in cash
2024−2026 Plan 2024 Grant(s)	1,226,859	July/27	R$ 18.34	-	1,226,859	-	-	-	-	-	-	-	-	(84,518)	1,142,341
2021-2023 Plan 2023 Grant(s)	1,560,993	July /26	R$ 12.60	1,535,604	-	(306,450)	(273,140)	(31,351)	(610,941)	-	-	-	-	(131,422)	1,097,732
2021-2023 Plan 2022 Grant(s)	1,227,712	Apr/25	R$ 13.23	771,302	-	(289,529)	(389,848)	(58,176)	(737,553)	(7,055)	(10,463)	(1,500)	(19,018)	(48,123)	426,595
2021-2023 Plan 2021 Grant(s)	3,431,610	May/24	R$ 12.95	821,942	-	(782,079)	(344,768)	(123,101)	(1,249,948)	(31,177)	(15,312)	(5,080)	(51,569)	(8,686)	-
Total	7,447,174			3,128,848	1,226,859	(1,378,058)	(1,007,756)	(212,628)	(2,598,442)	(38,232)	(25,775)	(6,580)	(70,587)	(272,749)	2,666,668
Weighted average price of the balance of grants			R$ 15.16

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

•        2021-2023 Plan - 3rd Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2023–03/31/2023.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

•        2024-2026 Plan - 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2024–03/31/2024.

•        2024-2026 Plan - 2nd Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2025–03/31/2025.

In 2025, expenses pegged to these long-term benefit plans totaled R$ 31,665 (R$ 50,466 in 2024). In the year ended December 31, 2025, the Company made cash payments to participants of the long-term incentive program totaling R$ 14,667 (R$ 28,112 in 2024).

Termination of the share buyback program and approval of a new program

As described in Note 25.e, in February 2025, the Company’s Management approved the new program, which will allocate approximately 5 million shares acquired to share-based compensation under the Long-Term Incentive Plan. By December 31, 2025, the Company had repurchased and transferred 1.6 million shares to meet the Long-Term Incentive Plan program.

27.	Revenue

Service revenue

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

The net service revenue item also includes revenue from new partnership agreements (financial, education and advertising), and the amount of revenue recognized in the year ended December 31, 2025 is R$ 128,570 (R$ 218,690 in 2024 and R$ 162,122 in 2023).

In March 2025, the agreement made between TIM S.A. and C6 Bank was approved by the Cayman Islands Monetary Authority (CIMA), confirming the termination of the partnership, as well as the related disputes and arbitration proceedings that were underway. By December 31, 2025, the amounts related to the Agreement have been received.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Goods sold

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

 Determining and Allocating the Transaction Price to the Performance Obligation

The Company understands that its commercial packages that combine services and sale of cellular handsets with discounts. In accordance with IFRS 15, the Company is required to perform the discount allocation and recognize revenues related to each performance obligation based on their stand-alone selling prices.

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

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

	2025	2024	2023

Revenue	26,624,721	25,447,930	23,833,893

Gross revenue	40,279,063	36,731,708	33,530,346

Service revenue	38,631,519	35,041,192	31,972,936
Service revenue - Mobile	36,286,661	33,070,752	30,020,711
Service revenue - Landline	2,344,858	1,970,440	1,952,225

Goods sold	1,647,544	1,690,516	1,557,410

Deductions from gross revenue	(13,654,342)	(11,283,778)	(9,696,453)
Taxes levied	(4,045,145)	(4,014,344)	(3,657,281)
Discounts granted	(9,593,647)	(7,253,635)	(6,030,865)
Returns and other	(15,550)	(15,799)	(8,307)

According to the Brazilian Corporation Law paragraph 187, companies are required to disclose in the financial statements the gross amount of revenues.

28.	Operating costs and expenses

	2025				2024
	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total

	(12,266,584)	(5,959,682)	(1,734,484)	(19,960,750)	(11,893,115)	(5,908,816)	(1,798,005)	(19,599,936)

Personnel	(52,255)	(1,001,157)	(430,273)	(1,483,685)	(48,016)	(925,033)	(513,229)	(1,486,278)
Third party services	(624,185)	(1,987,057)	(779,528)	(3,390,770)	(731,883)	(2,037,447)	(801,521)	(3,570,851)
Interconnection and means of connection	(3,581,352)	-	-	(3,581,352)	(3,091,741)	-	-	(3,091,741)
Depreciation and amortization	(6,225,495)	(411,753)	(440,439)	(7,077,687)	(6,232,502)	(391,699)	(401,834)	(7,026,035)
Taxes, fees and contributions	(137,230)	(879,852)	(30,579)	(1,047,661)	(131,924)	(932,489)	(28,078)	(1,092,491)
Rentals and reinsurance	(575,524)	(189,927)	(32,001)	(797,452)	(507,427)	(178,771)	(30,682)	(716,880)
Cost of goods sold	(1,062,370)	-	-	(1,062,370)	(1,104,460)		-	(1,104,460)
Publicity and advertising	-	(688,991)	-	(688,991)		(700,637)	-	(700,637)
Expected credit losses of trade accounts	-	(765,783)	-	(765,783)	-	(693,122)	-	(693,122)
Other	(8,173)	(35,162)	(21,664)	(64,999)	(45,162)	(49,618)	(22,661)	(117,441)

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

	2023
	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total

	(11,496,437)	(5,742,642)	(1,759,433)	(18,998,512)

Personnel	(57,740)	(862,899)	(459,230)	(1,379,869)
Third party services	(683,809)	(2,211,627)	(824,634)	(3,720,070)
Interconnection and means of connection	(2,804,984)	-	-	(2,804,984)
Depreciation and amortization	(6,369,438)	(343,724)	(403,867)	(7,117,029)
Taxes, fees and contributions	(36,503)	(876,709)	(26,863)	(940,075)
Rentals and reinsurance	(507,164)	(146,632)	(16,496)	(670,292)
Cost of goods sold	(1,033,891)	-	-	(1,033,891)
Publicity and advertising	-	(599,253)	-	(599,253)
Expected credit losses of trade accounts	-	(639,692)	-	(639,692)
Other	(2,908)	(62,106)	(28,343)	(93,357)

The Company makes contributions to public or private pension insurance plans on a mandatory, contractual or voluntary basis while the employee is on the staff of the Company in the amount of R$ 32,392 (R$ 26,176 in 2024 and R$ 17,650 in 2023). Such plans do not bring any additional obligations to the Company. If the employee ceases to be part of the Company's staff in the period necessary to have the right to withdraw contributions made by sponsors, the amounts to which the employee is no longer entitled and which may represent a reduction in the company's future contributions to active employees, or a cash refund of these amounts, are released as assets.

29.	Other income (expenses), net

	2025	2024	2023
Income
Income from grants	-	-	860
Fines on telecommunication services	118,572	102,096	77,814
Income from disposal of assets	7,120	18,034	318,960
Other income (i)	76,331	89,343	65,703
	202,023	209,473	463,337
Expenses
FUST/FUNTTEL (ii)	(161,510)	(162,487)	(158,021)
Taxes, fees and contributions	(14,113)	(18,110)	(1,400)
Provision for legal and administrative proceedings, net of reversal	(203,407)	(241,248)	(296,108)
Expenses on disposal of assets	(11,916)	(21,235)	(13,875)
Other expenses	(23,216)	(25,174)	(22,712)
	(414,162)	(468,254)	(492,116)

Other income (expenses), net	(212,139)	(258,781)	(28,779)

(i)	Mainly represents deferred revenue on the towers sold (according to Note 17), of which R$ 54,095 in 2025 (R$ 54,095 in 2024 and R$ 54,095 in 2023).

(ii)	Representing the expenses incurred with contributions on the various telecommunications revenues due to ANATEL, according to current legislation.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

30.	Financial income

	2025	2024	2023

Financial income	1,629,877	861,759	1,239,753
Interest on investments	805,271	417,366	479,968
Interest received from customers	52,091	39,914	29,467
Swap interest (ii)	286,489	244,865	483,785
Interest income on lease receivable	28,955	28,428	28,041
Inflation adjustment (i)	370,691	108,823	175,686
Other derivatives (iii)	-	19,587	39,173
Other revenue	86,380	2,776	3,633

(i)	A substantial part is related to monetary restatement on tax credits and judicial deposits. In 2025, TIM reversed an accounting provision related to the Public Civil Action filed by the Public Ministry of the Federal District and Territories, in which alleged defects in the quality of service provision for users of the Infinity plan are discussed, in the amount of R$ 169 million, consisting of R$ 50 million principal and R$ 119 million inflation adjustment, as mentioned in Note 23 a.2.

(ii)	Represents gains obtained from swap instruments obtained to hedge the Company from changes in interest rates on debts.

(iii)	In 2024 and 2023, the effect is the difference between the market value and the cost of the share subscription options related to the operational partnership with Banco C6, started in 2020, to which the Company was entitled in the period due to the achievement of contract targets. Such partnership was terminated in the first quarter of 2025, see Notes 12 and 36.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

31.	Financial expenses

	2025	2024	2023

Financial expenses	(3,350,234)	(2,817,346)	(2,765,961)
Interest and inflation adjustment on loans and financing	(234,735)	(254,728)	(215,357)
Interest on taxes and rates	(437,216)	(271,936)	(252,527)
Swap interest	(325,458)	(380,972)	(578,900)
Interest on lease liabilities, net of cancellations	(1,617,383)	(1,432,764)	(1,062,251)
Inflation adjustment (i)	(265,493)	(214,853)	(346,719)
Discounts granted	(57,922)	(44,864)	(56,356)
Other derivatives (ii)	(165,780)	-	-
Other expenses	(246,247)	(217,229)	(253,851)

(i) A substantial part is related to inflation adjustment of judicial and administrative proceedings of R$ 264,273 in 2025 (R$ 195,978 in 2024 and R$ 318,568 in 2023).

(ii) As a result of the agreement signed between TIM and Banco C6 and approved by CIMA in the first quarter of 2025, the financial assets held by TIM were adjusted in accordance with the contractual terms.

32.	Foreign exchange variations, net

	2025	2024	2023
Income
Loans and financing (i)	10,820	-	125,981
Suppliers	107,602	21,370	33,680
Swap (ii)	7,276	106,453	10,698
Accounts receivable	55,330	135,389	23,676
Financial assets	26,236	41,978	-
	207,264	305,190	194,035
Expenses
Loans and financing (i)	(7,262)	(57,124)	(10,698)
Suppliers	(73,615)	(85,447)	(19,336)
Swap (ii)	(10,819)	(49,310)	(125,981)
Accounts receivable	(118,107)	(36,081)	(45,077)
Financial assets (iii)	(61,125)	(5,865)	-
	(270,928)	(233,827)	(201,092)

Foreign exchange variations, net	(63,664)	71,363	(7,057)

(i)	It mainly refers to foreign exchange variation on loans and financing in foreign currency.

(ii)	Referring to derivative financial instruments to mitigate risks of foreign exchange variations related to foreign currency debts (Note 36).

(iii)	Refers to the foreign exchange variation affecting Fundo 5G, as per Note 12.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

33.	Earnings per share

(a)       Basic

Basic earnings per share are calculated by dividing net income attributable to Company’s shareholders by the weighted average number of shares issued during the year, excluding treasury shares.

	2025	2024	2023

Net income attributable to the Company’s shareholders	4,311,984	3,153,881	2,837,422

Weighted average number of shares outstanding (thousands)	2,413,569	2,419,831	2,420,710

Basic earnings per share (in R$)	1.79	1.30	1.17

(b)       Diluted

Diluted earnings per share are calculated by adjusting the weighted average amount of shares outstanding, excluding treasury shares, to assume the conversion of all potential dilutive shares.

	2025	2024	2023

Net income attributable to the Company’s shareholders	4,311,984	3,153,881	2,837,422

Weighted average number of shares outstanding (thousands)	2,414,316	2,420,199	2,420,758

Diluted earnings per share (in R$)	1.79	1.30	1.17

The calculation of diluted earnings per share considered 747 (368 thousand in 2024 and 47 thousand in 2023) shares related to the long-term, as mentioned in Note 26.

The reverse stock split operation described in Note 24 did not impact the calculation of basic and diluted earnings per share, as there was no change in the weighted average number of shares outstanding.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

34.	Balances and transactions with related parties

The balances of transactions with Telecom Italia Group companies, parent company and associated companies are as follows:

	Assets
	2025	2024

Telecom Italia Sparkle(i)	8,391	10,188
Gruppo Havas(vi)	-	12,831
TI Sparkle(iii)	5	28
TIM Brasil (vii)	23,183	23,260
Telecom Italia S.p.A. (ii)	5,850	24,962
I-Systems (ix)	53,538	45,907
Other	97	97
Total	91,064	117,273

	Liabilities
	2025	2024

Telecom Italia S.p.A. (ii)	90,846	154,729
Telecom Italia Sparkle(i)	6,407	11,599
TI Sparkle(iii)	2,402	11,290
TIM Brasil (iv)	10,858	10,858
Vivendi Group(v)	-	1,152
Gruppo Havas(vi)	-	104,757
I-Systems(viii)	56,027	58,613
TIM Brasil (x)	791,797	367,943
Other	4,138	3,865
Total	962,475	724,806

	Revenues
	2025	2024	2023

Telecom Italia S.p.A. (ii)	19,007	11,352	4,366
Telecom Italia Sparkle(i)	3,706	5,939	3,980
TI Sparkle(iii)	273	339	911
I Systems(ix)	2,299	3,196	27,315
Total	25,285	20,826	36,572

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

	Cost / Expense
	2025	2024	2023

Telecom Italia S.p.A. (ii)	153,861	151,677	130,994
Telecom Italia Sparkle(i)	4,757	6,667	13,520
TI Sparkle(iii)	14,425	11,290	17,762
Vivendi Group(v)	1,851	5,853	8,390
Gruppo Havas(vi)	274,836	608,060	531,350
I-Systems(viii)	458,550	452,931	429,771
Other	33,127	26,994	18,445
Total	941,407	1,263,472	1,150,232

(i)	Amounts refer to roaming, Value-Added Services – VAS, transfer of means and international voice-wholesale.

(ii)	Amounts refer to international roaming, technical assistance and value-added services – VAS and licensing for the use of a registered trademark, granting TIM. S.A. the right to use the “TIM” brand upon payment of royalties in the amount of 0.5% of the Company’s net revenue, with payment made on a quarterly basis.

(iii)	Amounts refer to link rental, EILD rental, media rental (submarine cable) and signaling service.

(iv)	Refers mainly to judicial deposits made on account of labor claims and transfers of employees.

(v)	Amounts refer to Value Added Services-VAS. In May 2025, the Vivendi Group ceased to be a related party.

(vi)	Refer to advertising services, of which, in 2025, R$ 255,949 (R$ 562,994 in 2024 and R$ 487,839 in 2023) are related to media transfers. In May 2025, Gruppo Havas ceased to be a related party.

(vii)	Refer to judicial deposits made on account of labor claims.

(viii)	The amounts refer to fiber infrastructure capacity services.

(ix)	Refers mainly to prepaid expenses, which represent the costs of installing the neutral network deferred for the effectiveness of the contract.

(x)	The amounts refer to the balance of interest on capital and dividends payable to the parent company.

The Company has social investment actions that include donations, projects developed by the Tim Institute and sponsorships. In 2025, the Company invested R$ 8,953 (R$ 9,074 in 2024 and R$ 8,156 in 2023).

Outstanding balances at the end of the period are not linked to guarantees and are settled in cash. There were no guarantees provided or received in connection with any accounts receivable or payable involving related parties.

Balances on equity accounts are recorded in the groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

35.	Management remuneration

The key management personnel includes: statutory directors and the Board of Directors. The payment of key management personnel for the provision of their services is presented below:

	2025	2024	2023

Short-term benefits	28,229	26,292	24,530
Share-based payments remuneration	15,659	20,603	9,542
	43,888	46,895	34,072

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

On December 31, 2025 and December 31, 2024, the Company's loans and financings indexed to the variation of foreign currencies are fully protected, both in terms and in value, by swap contracts. Gains or losses on these swap contracts are recorded in the company's earnings.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

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

The possibility of an unfavorable movement in interest rates would cause an increase in the financial expenses of the Company, as a result of the share of the debt and the passive positions that the Company has in swap contracts linked to floating interest rates (percentage of the CDI). However, on December 31, 2025 and December 31, 2024, the Company maintains its financial resources applied to Interbank Certificates of Deposit (CDI), which substantially reduces this risk.

(iii) Credit risk inherent in the provision of services

The risk is related to the possibility of the Company computing losses derived from the inability of the subscribers to honor the payments of the invoiced amounts. To minimize this risk, the company preventively performs credit analysis of all orders imputed by the sales areas and monitors the accounts receivable of subscribers, blocking the ability to use services, among other actions, if customers do not pay their debts. There are no customers who have contributed more than 10% of net accounts receivable on December 31, 2025 and December 31, 2024 or revenues from services rendered during the years ended December 31, 2025, 2024 and 2023.

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The Company's policy for the sale of telephone devices and the distribution of prepaid telephone cards is directly related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of the portfolio of accounts receivable, the monitoring of loan conditions, the positions and limits of orders established for traders, the formation of collateral are procedures adopted by the company to minimize possible collection problems with its trading partners. There are no customers who contributed more than 10% of revenues from sale of goods during the years ended December 31, 2025, 2024 and 2023. There are no customers who contributed more than 10% of the net receivables from the sale of goods as of December 31, 2025 and 2024.

(v)       Liquidity risk

Liquidity risk arises from the need for cash before the obligations assumed. The Company structures the maturities of its non-derivative financial instruments and their respective derivative financial instruments so as not to affect liquidity. See Notes 17 and 20.

The liquidity and cash flow management of the Company are carried out daily to ensure that the operational cash generation and prior fund raising, when necessary, are sufficient to maintain its schedule of operational and financial commitments.

All interest earning bank deposits of the Company have daily liquidity and management may, even in specific cases: i) revise the dividend payment policy; ii) issue new shares; and/or iii) sell assets to increase liquidity.

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

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

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

Fair value of derivative financial instruments:

The derivative financial instruments are presented below:

	2025		2024
	Assets	Liabilities	Assets	Liabilities

Operations with derivatives	452,203	168,711	379,888	224,275
Other derivatives(i)	-	-	522,822	-
	452,203	168,711	902,710	224,275

Current portion	(452,203)	(168,711)	(379,888)	(224,275)
Non-current portion	-	-	522,822	-

(i) Other derivatives were instruments of share subscription options, which represented the option of the Company to subscribe 4.62% of the shares of C6 capital, where the Company paid share subscription premiums totaling R$ 26.3 million. As required by IFRS 9, the financial instrument must be valued at its fair value, which corresponded to R$ 523 million on December 31, 2024.

In March 2025, after obtaining CIMA’s approval, the Agreement signed on February 11, 2025, between the Company and Banco C6 was approved. Its purpose was to terminate the partnership between the parties and extinguish all ongoing disputes, including four arbitration proceedings. The Agreement includes the full disposal of the interest including all shares (Note 12) and subscription warrants outstanding (Note 36) held by TIM. With the formalization of the Agreement, the ownership interests and the subscription warrants were fully written off, with the recording of amounts receivable (see Note 6).

Non-derivative financial liabilities are substantially composed of accounts payable with suppliers, dividends payable and other obligations, the maturity of which will occur in the next 12 months, except for loans and financing and leases, the nominal flows of payments of which are disclosed in Notes 17 and 20.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Financial instruments measured at fair value:

	2025
	Level 1	Level 2	TOTAL

Total assets	2,639,447	627,520	3,266,967

Financial assets at fair value through profit or loss	2,639,447	627,520	3,266,967

Derivative financial instruments	-	452,203	452,203
Marketable securities	2,300,655	-	2,300,655
Other financial assets	338,792	175,317	514,109

Total liabilities	-	168,711	168,711

Financial liabilities at fair value through profit or loss	-	168,711	168,711

Derivative financial instruments	-	168,711	168,711

	2024
	Level 1	Level 2	TOTAL

Total assets	2,662,076	1,240,985	3,903,061

Financial assets at fair value through profit or loss	2,662,076	1,240,985	3,903,061

Derivative financial instruments	-	379,888	379,888
Other derivatives	-	522,822	522,822
Marketable securities	2,449,682	-	2,449,682
Other financial assets	212,394	338,275	550,669

Total liabilities	-	224,275	224,275

Financial liabilities at fair value through profit or loss	-	224,275	224,275

Derivative financial instruments	-	224,275	224,275

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

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

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

On December 31, 2025, there are no margins or guarantees applied to transactions with derivative financial instruments of the Company.

The selection criteria of financial institutions follow parameters that take into account the rating provided by renowned risk analysis agencies, shareholders’ equity and levels of concentration of operations and resources.

The operations with derivative financial instruments contracted by the Company and in force on December 31, 2025 and December 31, 2024 are shown in the following table:

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

December 31, 2025

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total debt	Total swap (Long position)¹		Long position	Short position
BRL	IPCA x DI	BNB	XP & ITAU	399,975	400,926	100%	IPCA + 1.22−1.49% p.a.	55.19−69.50% CDI
BRL	IPCA x DI	DEBENTURE	ITAU	2,060,566	2,062,508	100%	IPCA + 4.0432% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	329,567	330,551	100%	IPCA + 4.23% p.a.	96.95% CDI

¹	In certain swap contracts, long position includes the cost of income tax (15%) and few debt contracts linked to IPCA were remeasured due to the deflation. After related taxes, coverage remains at 100%.

December 31, 2024

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total debt	Total swap (Long position)¹		Long position	Short position
USD	SOFR x DI	KFW/ Finnvera	Bank of America	33,031	33,031	100%	SOFR + 1.17826% p.a.	92.59% CDI
BRL	IPCA x DI	BNB	XP & ITAU	585,129	586,525	100%	IPCA + 1.22−1.49% p.a.	55.19−69.50% CDI
BRL	IPCA x DI	DEBENTURE	ITAU	1,972,245	1,976,088	100%	IPCA + 4.0432% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	385,592	386,743	100%	IPCA + 4.23% p.a.	96.95% CDI

¹	In certain swap contracts, long position includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

Position showing the sensitivity analysis – effect of variations in the fair value of the swaps

For the purpose of identifying possible distortions arising from operations with derivative financial instruments currently in force, a sensitivity analysis was performed considering the variables CDI and IPCA, individually, in three distinct scenarios (probable, possible and remote), and their respective impacts on the results obtained.

Our assumptions basically observed the individual effect of the CDI and IPCA variation used in the transactions as the case may be, and for each scenario the following percentages and quotes were used:

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Sensitivity scenario (i)		Fair value in USD, EUR, BRL and IPCA (ii)	A) ∆ Accumulated variation in debt	Fair value of the long position of the swap (+)	Fair value of the short position of the swap (-)	Swap result	B) ∆ Accumulated variation in swap	C) Final result (B-A)

	Dez/25	2,624,576	-	2,624,576	(2,340,693)	283,883	-	-

CDI	probable	2,624,576	-	2,624,576	(2,340,693)	283,883	-	-
	possible	2,624,576	-	2,624,576	(2,338,633)	285,943	2,060	2,060
	remote	2,624,576	-	2,624,576	(2,336,836)	287,740	3,857	3,857
IPCA	probable	2,624,576	-	2,624,576	(2,340,693)	283,883	-	-
	possible	2,553,420	(71,156)	2,553,420	(2,340,693)	212,727	(71,156)	-
	remote	2,486,228	(138,348)	2,486,228	(2,340,693)	145,535	(138,348)	-

(i)	Scenarios sensitized with the following increases in rates: probable scenario without increase; possible scenario with 25% increase; and remote scenario with 50% increase.

(ii)	BNB, Debenture and BNDES.

Risk variable	Sensitivity scenario (i)	CDI	IPCA

CDI	Probable	14.90%	4.26%
	Possible	18.63%	4.26%
	Remote	22.35%	4.26%
IPCA	Probable	14.90%	4.26%
	Possible	14.90%	5.33%
	Remote	14.90%	6.39%

(i)	Scenarios sensitized with the following increases in rates: probable scenario without increase; possible scenario with 25% increase; and remote scenario with 50% increase.

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

The sensitivity analyses for derivative financial instruments in force on December 31, 2025, were carried out considering the assumptions related to changes in market interest rates and the foreign currency change that were used in swap contracts. The use of these assumptions in the analysis is due exclusively to the characteristics of derivative financial instruments, which have exposure only to changes in interest and exchange rates.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Chart of gains and losses with derivatives during the year

	2025	2024	2023
Net income (loss) from derivative operations	(42,513)	(78,964)	(210,397)
Income (loss) from operations with other derivatives	(165,780)	19,587	39,173

Capital management

The Company's objectives in managing its capital are to safeguard its business continuity capacity to offer return to shareholders and benefits to the other stakeholders besides maintaining a capital structure to reduce this cost. To maintain or adjust the Company's capital structure, management may review the dividend payment policy, return capital to shareholders, or issue new shares or sell assets to reduce, for example, the level of debt. The financial leverage ratios on December 31, 2025 and December 31, 2024 can be summarized as follows:

	2025	2024

Total loans and derivatives (Notes 20 and 36)	2,495,231	2,357,066
Leases - Liabilities (Note 17)	13,764,868	12,575,846
Leases - Assets (Note 17)	(234,246)	(240,387)
Less: Cash and cash equivalents (Note 4)	(3,610,324)	(3,258,743)
FIC (Note 5)	(2,274,316)	(2,434,441)
Net debt	10,141,213	8,999,341
Other derivatives (Note 36)	-	522,822
Financing of 5G License	971,081	990,775
Adjusted net debt	11,112,294	10,512,938
EBITDA (i) (last 12 months)	13,421,719	12,532,722
Financial leverage index	0.83	0.84

Reconciliation, net profit for the year:

Net profit for the year	4,311,984	3,153,881
Net financial income (loss)	1,784,021	1,884,224
Income tax and social contribution	248,027	468,582
Depreciation and amortization	7,077,687	7,026,035
EBITDA (i)	13,421,719	12,532,722

(i)	EBITDA: Earnings before interest, tax, depreciation and amortization (it is not an accounting metric)

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Changes in financial liabilities

Changes in liabilities arising from financing activities such as loans and financing, lease liabilities lease and financial instruments are presented below:

	Loans and financing	Lease liabilities	Derivative financial instruments (assets) liabilities

December 31, 2024	3,035,501	12,575,846	(678,434)
Inflow	-	2,933,767	-
Cancellations/termination (i)	-	(179,003)	522,822
Financial charges	240,493	1,644,044	38,969
Net foreign exchange variations	(3,558)	-	3,544
Receipt (Payment) of principal (ii)	(387,312)	(1,563,393)	7,275
Payment of interest	(106,401)	(1,646,393)	(177,668)

December 31, 2025	2,778,723	13,764,868	(283,492)

	Loans and financing	Lease liabilities	Derivative financial instruments (assets) liabilities

December 31, 2023	3,770,946	12,256,775	(567,698)
Inflow	503,351	2,639,801	(20,370)
Cancellations	-	(493,143)	-
Financial charges	261,094	1,471,288	136,107
Net foreign exchange variations	57,125	-	(57,143)
Payment of principal (ii)	(1,413,497)	(1,838,667)	(13,255)
Payment of interest	(143,518)	(1,460,208)	(156,075)
December 31, 2024	3,035,501	12,575,846	(678,434)

	Loans and financing	Lease liability	Derivative financial instruments (assets) liabilities

December 31, 2022	4,969,825	12,831,865	(508,251)
Additions	-	2,365,659	122,218
Cancellations	-	(1,072,708)	-
Financial charges	319,861	1,365,024	95,115
Net foreign exchange variations	(115,283)	-	115,282
Payment of principal (ii)	(1,197,950)	(1,812,508)	(13,987)
Payment of interest	(205,507)	(1,420,557)	(378,075)

December 31, 2023	3,770,946	12,256,775	(567,698)

(i)	Regarding the derivative instruments in 2025, it refers to the impact of the agreement with C6 where the derivatives were fully written off during the year (see Note 12).

(ii)	Lease liability payments include payments of fines of R$ 37 million (R$ 287 million in 2024 and R$ 238 million in 2023).

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

37.	Pension plan and other post-employment benefits

	2025	2024

FUNCESP Plans, Healthcare Plans (FIBER Healthcare Plan), PAMEC/asset policy and medical plan	4,485	3,461

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

The actuarial position of liabilities and assets related to retirement and health care plans, on December 31, 2025, in accordance with the rules provided for by IAS 19 is presented below.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

a) Effects on the base date of December 31:

	Plans						Total
	PBS	PBS Assisted	Administration agreement	PAMEC/Asset Policy	AES Telecom	Medical plan	2025	2024
Reconciliation of assets and liabilities	(i)	(i)	(i)
Present value of the actuarial obligations	30,892	8,319	67	1,103	9,499	3,382	53,262	55,173
Fair value of the assets of the plan	(49,062)	(15,291)	(254)	-	(11,133)	-	(75,740)	(81,658)
Excess present value of obligations over fair value of assets	(18,170)	(6,972)	(187)	1,103	(1,634)	3,382	(22,478)	(26,485)
Amount recognized in other comprehensive income	11,772	4,930	31	-	1,634	-	18,367	18,359
Net actuarial liabilities/(assets)	(6,398)	(2,042)	(156)	1,103	-	3,382	(4,111)	(8,126)

(i)	No asset was recognized by the sponsors, due to the impossibility of reimbursing this surplus, and the fact that the sponsor’s contributions will not be reduced in the future.

b) Changes in net actuarial liabilities (assets)

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/Asset Policy	AES Telecom	Medical plan

Actuarial liabilities (assets) on 12/31/2024	(9,131)	(2,337)	(119)	1,080	-	2,381
Expense (revenue) recognized in income (loss)	(824)	(255)	(13)	112	-	366
Sponsor’s contributions	3,115	-	-	(99)	-	(2)
Recognized actuarial (gains) or losses	442	550	(24)	10	-	637
Unrecognized actuarial (gains) or losses	-	-	-	-	-	-
Net actuarial liabilities (assets) on 12/31/2025	(6,398)	(2,042)	(156)	1,103	-	3,382

c) Reconciliation of present value of obligations

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/Asset Policy	AES Telecom	Medical plan
Value of obligations on 12/31/2024	32,363	8,704	96	1,080	10,549	2,381
Current service cost	-	-	-	-	-	112
Interest on actuarial liability	3,282	895	10	112	1,090	254
Benefits paid in the year	(3,144)	(944)	(9)	(99)	(653)	(2)
Contributions paid by participants	-	-	-	-	-	-
(Gains)/losses in obligations	(1,609)	(336)	(30)	10	(1,487)	637
Value of obligations on 12/31/2025	30,892	8,319	67	1,103	9,499	3,382

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

d) Reconciliation of fair value of assets

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/Asset Policy	AES Telecom	Medical plan

Fair value of assets on 12/31/2024	54,193	16,406	255	-	10,804	-
Benefits paid in the year	(3,144)	(944)	(9)	(99)	(653)	(2)
Effective return on assets for the year	5,467	1,735	27	-	1,117	-
Company’s contributions / (returns)	(3,115)	-	-	99	-	2
Actuarial gain (loss) on plan assets	(4,339)	(1,906)	(19)	-	(135)	-
Fair value of assets on 12/31/2025	49,062	15,291	254	-	11,133	-

e) Expenses planned for 2025

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/Asset Policy	AES Telecom	Medical plan

Current service cost (with interest)	-	-	-	-	-	101
Interest on actuarial obligations	3,206	882	7	117	999	364
Expected return on assets	(5,127)	(1,670)	(28)	-	(1,176)	-
Interest on the effect of the (asset)/liability limit	1,291	557	3	-	177	-

Total unrecognized net expense (revenue)	(630)	(231)	(18)	117	-	465

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Actuarial assumptions adopted in the calculations

The main actuarial assumptions adopted in the calculation were as follows:

Nominal discount rate for the actuarial obligation:	PBS South: 10.05% / 7.29%; PBS Nordeste: 10.92% / 7.17%; CA: 11.00% / 7.25%; PBS-A: 11.29% / 7.53%; AES: 10.88% / 7.13%; PAMEC: 11.17% / 7.41%; FIBER: 11.85% / 7.10%
Salary growth rate - nominal:	PBS Nordeste: 3.50% / 0.00% PBS Sul, CA, PBS-A, AES, PAMEC and FIBER: Not applicable
Biometric general mortality table:	PBS, CA, PAMEC and FIBER: AT-2000 segregated per sex, decreased by 10%; PBS-A: AT-2000, segregated by gender; AES: Male AT-2000, attenuated by 10%
Biometric table of new disability benefit vested:	PBS and FIBER: Álvaro Vindas; CA, PBS-A, AES and PAMEC: Not applicable
Expected turnover rate:	PBS: Null; CA, PBS-A, AES and PAMEC: Not applicable; FIBER: 0.15/(length of service + 1), being null as of 50 years old
Probability of retirement:	PBS and FIBER: 100% at 1st eligibility; CA, PBS-A, AES and PAMEC: Not applicable
Estimated long-term inflation rate	3.50% p.a.
Determination method	Projected Unit Credit Method

38.	Insurances

The Company maintains a policy of monitoring the risks inherent in its operations. As a result, as of December 31, 2025, the Company had insurance contracts in force to cover operational risks, civil liability, cyber risks, environmental risks, health, among others. The Company’s management believes that the policies represent sufficient amounts to cover any losses. The main assets, liabilities or interests covered by insurance and their maximum indemnity limits are as follows:

Modalities	Maximum indemnity limits
Operational risks	R$ 480,038
General Civil Liability - RCG	R$ 80,000
Cyber risks	R$ 90,000
Environmental risks	R$ 10,000
Automobile (executives and operational fleet)	R$ 1,000 for optional civil liability (Single guarantee of property damage and bodily harm) and R$ 100 for moral damages.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

39.	Supplementary information to the statements of cash flows

	2025	2024	2023
Transactions not involving cash
Additions to property, plant and equipment and intangible assets - with no cash effect	(2,821,905)	(2,576,470)	(2,150,713)
Increase in lease liabilities - no cash effect	2,933,767	2,639,802	2,044,366
C6 Bank bonus warrant	-	-	162,958
Dividends/interest on capital approved but not paid	(1,390,000)	(650,000)	(655,000)
Subscription bonds (Note 12)	-	175,317	-

40.	Subsequent events

Acquisition of V8.Tech Consulting S.A.

On November 26, 2025, the Company approved the Agreement for the acquisition of 100% of the share capital of V8 Consulting S.A. “V8.Tech” for R$ 140 million, an amount that may be increased by additional payments (earn-outs) of up to R$ 140 million, subject to the fulfillment of certain conditions, over a term of 6 years. V8.Tech is a technology company specialized in the integration of digital solutions and managed services, with a strong focus on digital transformation, cloud computing, and artificial intelligence. The transaction reinforces TIM’s strategy focused on B2B, significantly expanding the Company’s ability to offer complete digital transformation solutions. The transaction was approved by the Brazilian Administrative Council for Economic Defense (CADE) on December 19, 2025, but the closing of the transaction would be conditioned on the verification of other usual conditions for transactions of this nature.

On January 30, 2026, after all applicable conditions precedent had been met, the Company completed the acquisition of the entire share capital of V8.Tech, under the terms and conditions previously communicated.

Acquisition of All I-Systems Shares

On February 11, 2026, the Board of Directors of TIM S.A., approved the execution of a Share Purchase Agreement (“SPA”) with IHS Fiber Brasil – Cessão de Infraestruturas Ltda. (“IHS Brasil”) for the acquisition, by TIM S.A., of 51% of the total capital stock of I-Systems Soluções de Infraestrutura S.A. (“I-Systems”) currently held by IHS Brasil, for the amount of R$ 950 million, to be paid on the closing date of the transaction. If the transaction is concluded, TIM S.A., which already owns 49% of the capital stock of I-Systems, will hold all of its shares, making I-Systems a wholly-owned subsidiary of TIM S.A.

The completion of this transaction is contingent upon the fulfillment of certain customary precedent conditions, including, among others, obtaining the required approvals from CADE and ANATEL, as well as any necessary corporate approvals, as applicable. In March 2026, ANATEL and CADE approved the transaction.

TIM S.A. NOTES TO THE FINANCIAL STATEMENTS - Continued December 31, 2025 (In thousands of reais, unless otherwise indicated)

Distribution of interest on shareholders’ equity

The Company’s Board of Directors approved the distribution of R$ 390,000 in interest on shareholders’ equity as of March 18, 2026. The payment will be made until April 30, 2026, and the date for identification of shareholders entitled to receive such amounts took place on March 23, 2026.

Strategic Agreement with American Tower do Brasil

On March 2, 2026, the Company signed a new strategic agreement with American Tower do Brasil (“ATC”), redefining the terms of their infrastructure partnership. The agreement consolidates all existing contracts into a single framework covering approximately 9,000 towers—about 30% of our infrastructure park—with a unified term extending through 2034.

The initiative represents a relevant step in the long-term relationship between ATC and us, reinforcing our continuous commitment to operational efficiency, simplification of governance and sustainable evolution of the network. The agreement is part of our lease efficiency plan and supports the achievement of the objectives and goals that make up our strategic plan.

